   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 17, 1999

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          CHANCELLOR MEDIA CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

             DELAWARE                             4832                            75-2247099
 (State or Other Jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  Incorporation or Organization)      Classification Code Number)            Identification No.)

                                                                     JEFFREY A. MARCUS
                                                           PRESIDENT AND CHIEF EXECUTIVE OFFICER
           300 CRESCENT COURT, SUITE 600                       CHANCELLOR MEDIA CORPORATION
                DALLAS, TEXAS 75201                            300 CRESCENT COURT, SUITE 600
                  (214) 922-8700                                    DALLAS, TEXAS 75201
                                                                      (214) 922-8700
(Address, Including Zip Code, and Telephone Number,
                     Including                       (Name, Address, Including Zip Code, and Telephone
  Area Code, of Registrant's Principal Executive    Number, Including Area Code, of Agent for Service)
                     Offices)

                                   COPIES TO:

                                    RICHARD A.B. GLEINER, ESQ.        GREGORY M. SCHMIDT, ESQ.         MICHAEL D. WORTLEY, ESQ.
    MICHAEL A. SASLAW, ESQ.         SENIOR VICE PRESIDENT AND        VICE PRESIDENT AND GENERAL         VINSON & ELKINS L.L.P.
   WEIL, GOTSHAL & MANGES LLP            GENERAL COUNSEL                      COUNSEL                 3700 TRAMMELL CROW CENTER
 100 CRESCENT COURT, SUITE 1300    CHANCELLOR MEDIA CORPORATION      LIN TELEVISION CORPORATION            2001 ROSS AVENUE
      DALLAS, TEXAS 75201         300 CRESCENT COURT, SUITE 600          1001 G STREET, NW               DALLAS, TEXAS 75201
         (214) 746-7700                DALLAS, TEXAS 75201                 SUITE 700 EAST                   (214) 220-7700
                                          (214) 922-8700               WASHINGTON, D.C. 20001
                                                                           (202) 879-9355

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and the satisfaction or waiver of the other conditions to the merger of Ranger Equity Holdings Corporation with and into the Registrant.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
                                        PROPOSED MAXIMUM       PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF             AMOUNT TO BE          OFFERING PRICE          AGGREGATE            AMOUNT OF
    SECURITIES TO BE REGISTERED          REGISTERED(1)           PER SHARE(2)       OFFERING PRICE(2)   REGISTRATION FEE(3)
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value.......       16,179,645               $0.11              $1,797,739               $500
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

(1) Based upon 539,321,532 shares of common stock of Ranger Equity Holdings Corporation issued and outstanding at the time of the merger.

(2) Estimated solely for the purpose of determining the registration fee. Pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, since Ranger Equity Holdings Corporation has a capital deficit, the maximum aggregate offering price is based on one-third of the par value ($0.01) of the common stock of Ranger Equity Holdings Corporation to be cancelled in exchange for shares of common stock of the Registrant, based on 539,321,532 shares outstanding. The proposed maximum offering price per share equals such amount divided by the maximum number of shares of the Registrant's common stock that may be issued in the merger.

(3) The entire amount of the registration fee has been offset by amounts previously paid by the Registrant in connection with the initial filing of preliminary proxy materials with the Commission on November 9, 1998 as permitted by Rule 457(b). Accordingly, no additional fee has been paid.
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          CHANCELLOR MEDIA CORPORATION
                         300 Crescent Court, Suite 600
                              Dallas, Texas 75201
                             ---------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD MARCH 30, 1999
                             ---------------------

To our Stockholders:

A special meeting of the holders of common stock, $0.01 par value, of Chancellor Media Corporation, a Delaware corporation (referred to herein as Chancellor Media), will be held at 10:00 a.m., local time, on March 30, 1999, at The Hotel Crescent Court, 400 Crescent Court, Dallas, Texas 75201, for the following purposes, as further described in the accompanying joint proxy statement/prospectus:

     1. To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of July 7, 1998, by and between Chancellor Media and Ranger Equity Holdings Corporation, a Delaware corporation (referred to herein as LIN) and the indirect parent company of LIN Television Corporation, under the terms of which, among other things:

        - LIN will be merged with and into Chancellor Media, with Chancellor Media continuing as the surviving corporation following the merger;

        - Each share of common stock, $0.01 par value, of LIN issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.03 of a share of common stock, $0.01 par value, of Chancellor Media, other than fractional shares or shares of LIN common stock for which appraisal rights have been exercised pursuant to Section 262 of the General Corporation Law of the State of Delaware;

        - Each share of Chancellor Media common stock, Chancellor Media 7% convertible preferred stock, $0.01 par value, and Chancellor Media $3.00 convertible exchangeable preferred stock, $0.01 par value, issued and outstanding immediately prior to the effective time shall remain outstanding and unaffected by the merger; and

        - Chancellor Media will assume outstanding options to purchase shares of LIN common stock and phantom stock units held by directors, officers, employees and consultants of LIN and its subsidiaries, and these options and phantom stock units, to the extent exercisable for or issuable in shares of LIN common stock, shall then be exercisable for or issuable in shares of Chancellor Media common stock, as adjusted for the exchange ratio of 0.03 of a share of Chancellor Media common stock for each share of LIN common stock to be issued.

       A vote in favor of the adoption and approval of the merger agreement also is a vote to approve and adopt the assumption of these plans and the issuance of shares of Chancellor Media common stock under the plans.

     2. To consider and transact any other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Information regarding the merger and related matters is contained in the accompanying joint proxy statement/prospectus and the annexes, all of which are incorporated by reference into this notice and which form a part of this notice.

The affirmative vote of at least a majority of the outstanding shares of Chancellor Media common stock is required for approval and adoption of the merger agreement. Affiliates of Hicks, Muse, Tate & Furst Incorporated, some of Chancellor Media's largest stockholders, have agreed to vote all shares of Chancellor Media common stock controlled by them in favor of and opposed to the merger in the same proportion to the votes of all other stockholders of Chancellor Media.

The Board of Directors of Chancellor Media, upon the recommendation of its Special Committee of disinterested directors, has approved, adopted and declared advisable the merger and the merger agreement and recommends that stockholders vote "FOR" the approval and adoption of the Merger agreement. See "The
Merger -- Background and Chancellor Media's Reasons for the Merger" and
"-- Recommendation of the Chancellor Media Board of Directors" in the accompanying joint proxy statement/prospectus.

The Board of Directors of Chancellor Media has established the close of business on February 12, 1999 as the record date for determination of Chancellor Media's stockholders entitled to notice of and to vote at the Chancellor Media special meeting or any adjournments or postponements of the meeting. Only holders of record of shares of Chancellor Media common stock at the close of business on the record date are entitled to notice of, and to vote at, the Chancellor Media special meeting.

Holders of Chancellor Media common stock, whether or not they expect to be present at the Chancellor Media special meeting, are requested to complete, sign and date the enclosed proxy and return it promptly in the enclosed envelope to assure that their shares of Chancellor Media common stock will be represented. Any stockholders that attend the Chancellor Media special meeting may vote in person even if they have previously returned their proxy.

                                                By Order of the Board of
                                                Directors:

                                                /s/ OMAR CHOUCAIR

                                                Omar Choucair
                                                Assistant Secretary

Dallas, Texas
February   , 1999

                       RANGER EQUITY HOLDINGS CORPORATION
                          4 Richmond Square, Suite 200
                         Providence, Rhode Island 02906
                             ---------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                           TO BE HELD MARCH 30, 1999
                             ---------------------

To our Stockholders:

A special meeting of the holders of common stock, $0.01 par value, of Ranger Equity Holdings Corporation, a Delaware corporation (referred to herein as LIN) and the indirect parent company of LIN Television Corporation, will be held at 10:00 a.m., local time, on March 30, 1999, at the offices of Hicks, Muse, Tate & Furst Incorporated, 200 Crescent Court, Suite 1600, Dallas, Texas 75201, for the following purposes, as further described in the accompanying joint proxy statement/prospectus:

     1. To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of July 7, 1998, by and between Chancellor Media Corporation, a Delaware corporation (referred to herein as Chancellor Media), and LIN, under the terms of which, among other things:

        - LIN will be merged with and into Chancellor Media, with Chancellor Media continuing as the surviving corporation following the merger;

        - Each share of common stock, $0.01 par value, of LIN issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.03 of a share of common stock, $0.01 par value, of Chancellor Media, other than fractional shares or shares of LIN common stock for which appraisal rights have been exercised pursuant to Section 262 of the General Corporation Law of the State of Delaware;

        - Each share of Chancellor Media common stock, Chancellor Media 7% convertible preferred stock, $0.01 par value, and Chancellor Media $3.00 convertible exchangeable preferred stock, $0.01 par value, issued and outstanding immediately prior to the effective time will remain outstanding and unaffected by the merger; and

        - Chancellor Media will assume outstanding options to purchase shares of LIN common stock and phantom stock units held by directors, officers, employees and consultants of LIN and its subsidiaries, and these options and phantom stock units, to the extent exercisable for or issuable in shares of LIN common stock, will then be exercisable for or issuable in shares of Chancellor Media common stock, as adjusted for the exchange ratio of 0.03 of a share of Chancellor Media common stock for each share of LIN common stock to be issued.

     2. To consider and transact any other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Information regarding the merger and related matters is contained in the accompanying joint proxy statement/prospectus and the annexes, all of which are incorporated by reference into this notice and which form a part of this notice.

The affirmative vote of at least a majority of the outstanding shares of LIN common stock is required for approval and adoption of the merger agreement. An affiliate of Hicks, Muse, Tate & Furst Incorporated, which holds a majority of the outstanding shares of LIN common stock, has entered into an agreement with Chancellor Media to vote in favor of the merger. As a result, the approval of the merger by the LIN stockholders is assured. As described in the accompanying joint proxy statement/prospectus and the annexes, LIN stockholders will be entitled to appraisal rights under Delaware law at the special meeting.

The Board of Directors of LIN has approved, adopted and declared advisable the merger and the merger agreement and recommends that you vote "FOR" the approval and adoption of the merger agreement. See "The Merger -- Recommendation of the LIN Board of Directors and LIN's Reasons for the Merger" in the accompanying joint proxy statement/prospectus.

The Board of Directors of LIN has established the close of business on February 12, 1999 as the record date for determination of LIN's stockholders entitled to notice of and to vote at the special meeting or any adjournments or postponements of the meeting. Only holders of record of shares of LIN common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting.

Your vote is very important. You are requested to complete, sign and date the enclosed proxy card and return it promptly in the enclosed envelope, whether or not you expect to attend the special meeting, to assure that your shares will be represented. You may revoke your proxy and vote in person if you decide to attend the special meeting.

                                                By Order of the Board of
                                                Directors:

                                                Eric Neuman
                                                Eric C. Neuman
                                                Secretary

Providence, Rhode Island
February   , 1999

         THIS JOINT PROXY STATEMENT/PROSPECTUS DATED FEBRUARY   , 1999

                    IS SUBJECT TO COMPLETION AND AMENDMENT.

                        JOINT PROXY STATEMENT/PROSPECTUS

[CHANCELLOR MEDIA CORP. LOGO]                                         [LIN LOGO]

                   Merger Proposed -- Your Vote is Important

The Boards of Directors of Chancellor Media Corporation, referred to herein as Chancellor Media, and Ranger Equity Holdings Corporation, referred to herein as LIN, the indirect parent company of LIN Television Corporation, have agreed on a merger of the two companies to create one of the leading diversified media companies in the United States.

If the merger is completed, stockholders of LIN will receive 0.03 of a share of common stock of Chancellor Media for each share of LIN common stock that they own. Chancellor Media stockholders will continue to hold their shares of Chancellor Media common stock following the merger.

The merger cannot be completed unless certain government approvals are obtained and the stockholders of both Chancellor Media and LIN approve it. In connection with a voting agreement, the majority stockholder of LIN has agreed to vote in favor of the merger and, as a result, the approval of LIN stockholders is assured. This joint proxy statement/prospectus relates to the special stockholders' meetings of Chancellor Media and LIN that each Board of Directors has called to vote on the proposed merger and any other matters validly coming before the meetings.

This joint proxy statement/prospectus also constitutes a prospectus for Chancellor Media with respect to the 16,179,645 shares of Chancellor Media common stock to be issued under the merger agreement. If the merger is completed, LIN stockholders will hold approximately 10% of Chancellor Media common stock.

After careful consideration of the recommendations of their respective financial advisors and, in the case of Chancellor Media, a Special Committee of its Board of Directors, the Boards of Directors of Chancellor Media and LIN have respectively determined that the merger is fair to, advisable and in the best interests of their stockholders and recommend that their stockholders vote in favor of the adoption of the merger agreement.


/S/ JEFFREY A. MARCUS                                  /S/ GARY R. CHAPMAN
Jeffrey A. Marcus                                      Gary R. Chapman
President and Chief Executive Officer                  President and Chief Operating Officer
Chancellor Media Corporation                           Ranger Equity Holdings Corporation

                      ------------------------------------

The Chancellor Media common stock is quoted on the Nasdaq Stock Market's National Market under the symbol "AMFM." Chancellor Media intends to apply for inclusion of the shares of Chancellor Media common stock offered in connection with the merger to be quoted on the Nasdaq Stock Market's National Market.

THE "RISK FACTORS" SECTION OF THIS JOINT PROXY STATEMENT/PROSPECTUS (BEGINNING ON PAGE 18) LISTS SOME OF THE IMPORTANT FACTORS YOU SHOULD CONSIDER IN EVALUATING THE MERGER.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The joint proxy statement/prospectus is dated February   , 1999, and it was
first mailed to stockholders on February   , 1999.

THE INFORMATION IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               TABLE OF CONTENTS

                                                PAGE
                                                ----
GLOSSARY OF DEFINED TERMS.....................   iv
SUMMARY.......................................    1
  The Companies...............................    1
  Recent Developments.........................    3
  The Merger..................................    3
  The Chancellor Media Special Stockholders'
    Meeting...................................    7
  The LIN Special Stockholders' Meeting.......    7
  The Voting Agreement........................    7
  Market Price and Dividend Information.......    8
  Summary Pro Forma Financial Information.....    9
  Comparative Per Share Data..................   11
  Chancellor Media Selected Consolidated
    Historical Financial Data.................   12
  LIN Selected Consolidated Historical
    Financial Data............................   15
RISK FACTORS..................................   18
  Potential Negative Consequences of
    Substantial Indebtedness of Chancellor
    Media and LIN.............................   18
  Restrictions Imposed on Chancellor Media by
    Agreements Governing Debt Instruments.....   19
  Fixed Charges Negatively Impact Results of
    Operations................................   19
  Fixed Exchange Ratio for LIN Stockholders
    Despite Possible Fluctuation in Chancellor
    Media's Stock Price.......................   20
  Competitive Nature of Radio and Television
    Broadcasting, Outdoor Advertising and
    Media Representation......................   20
  Potential Effects on Licenses and Ownership
    of Regulation of the Radio and Television
    Broadcasting Industries...................   21
  Potential Conflict of Interest as a Result
    of Cross-Ownership........................   21
  Difficulty of Integrating Acquisitions and
    Entering New Lines of Business............   22
  Possible Delay in Consummation of Pending
    Transactions due to Antitrust Review......   23
  Potential Adverse Consequences of Guarantee
    of NBC Joint Venture Loan.................   23
  Possible Loss of Advertising Space to
    Regulation of Outdoor Advertising.........   24
  Loss of Advertisers due to Tobacco and
    Alcohol Industry Regulation...............   24
  Control of the Combined Company by Hicks
    Muse......................................   25
  Investors Should Not Place Undue Reliance on
    Forward-Looking Information...............   25
THE COMPANIES.................................   27
  Chancellor Media............................   27
  LIN.........................................   59
THE CHANCELLOR MEDIA SPECIAL MEETING..........   79
  Date, Time, Place and Purpose...............   79
  Record Date, Voting Rights and Quorum.......   79
  Voting and Revocation of Proxies............   80
THE LIN SPECIAL MEETING.......................   81

                                                PAGE
                                                ----
THE MERGER....................................   83
  Background and Chancellor Media's Reasons
    for the Merger............................   83
  Recommendation of the Chancellor Media Board
    of Directors..............................   88
  Opinions of Financial Advisors to the
    Chancellor Media Board of Directors and
    Special Committee.........................   89
  Recommendation of the LIN Board of Directors
    and LIN's Reasons for the Merger..........  102
  Opinion of Financial Advisor to the LIN
    Board of Directors........................  103
  Interests of Certain Persons in the
    Merger....................................  108
  Appraisal and Dissenters' Rights............  110
  Accounting Treatment........................  113
  Federal Income Tax Consequences of the
    Merger....................................  114
  Certain Regulatory Matters..................  115
  Restriction on Resales of Chancellor Media
    Common Stock by Affiliates of LIN.........  123
THE MERGER AGREEMENT..........................  124
  General.....................................  124
  Effective Time..............................  124
  Conversion of Shares........................  124
  Treatment of Stock Options and Phantom Stock
    Units.....................................  124
  Exchange Procedures.........................  125
  Directors and Officers......................  127
  Certificate of Incorporation and Bylaws.....  127
  Representations and Warranties..............  127
  Covenants...................................  129
  Conditions to the Merger....................  131
  Additional Agreements.......................  133
  Indemnification and Insurance...............  134
  Termination.................................  135
  Amendment and Modification..................  135
  Fees and Expenses...........................  135
THE VOTING AGREEMENT..........................  136
DIRECTORS AND MANAGEMENT FOLLOWING THE
  MERGER......................................  136
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
  OWNERS AND MANAGEMENT OF CHANCELLOR MEDIA...  158
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
  OWNERS AND MANAGEMENT OF LIN................  161
CERTAIN RELATIONSHIPS AND RELATED
  TRANSACTIONS................................  163
DESCRIPTION OF CHANCELLOR MEDIA CAPITAL
  STOCK.......................................  165
  Common Stock................................  165
  Preferred Stock.............................  167
COMPARATIVE RIGHTS OF HOLDERS OF CHANCELLOR
  MEDIA COMMON STOCK AND LIN COMMON STOCK.....  176
  Authorized Capital Stock....................  176

                                                PAGE
                                                ----
  Preemptive Rights...........................  177
  Liquidation Rights..........................  177
  Voting Rights Generally.....................  177
  Amendment of Bylaws.........................  178
  Number and Classification of the Board of
    Directors.................................  178
  Indemnification of Directors and Officers
    and Limitation of Liability...............  178
  Restrictions on Foreign Ownership...........  179
  Voting with Respect to Certain Business
    Combinations..............................  179
LEGAL MATTERS.................................  180
EXPERTS.......................................  180
STOCKHOLDER PROPOSALS FOR CHANCELLOR MEDIA
  1999 ANNUAL
  MEETING.....................................  182
PRO FORMA FINANCIAL INFORMATION...............  P-1
INDEX TO FINANCIAL STATEMENTS.................  F-1

                                    ANNEXES

Annex I -- Agreement and Plan of Merger

Annex II -- Opinion of Wasserstein Perella & Co., Inc.

Annex III -- Opinion of Morgan Stanley & Co.   Incorporated

Annex IV -- Opinion of Greenhill & Co., LLC

Annex V -- Section 262 of the DGCL

                           GLOSSARY OF DEFINED TERMS

$3.00 Junior Dividend Stock...........   141
$3.00 Junior Liquidation Stock........   142
$3.00 Parity Dividend Stock...........   141
$3.00 Parity Liquidation Stock........   142
$3.00 Senior Dividend Stock...........   142
$3.00 Senior Liquidation Stock........   142
6% Exchange Debentures................   144
7% Junior Dividend Stock..............   137
7% Junior Liquidation Stock...........   138
7% Parity Dividend Stock..............   137
7% Parity Liquidation Stock...........   138
7% Senior Dividend Stock..............   138
7% Senior Liquidation Stock...........   138
8 1/8% Notes..........................    53
8 3/4% Notes..........................    52
9 3/8% Notes..........................    52
10 1/2% Notes.........................    52
1998 Financing Transactions...........    32
AcSEC.................................    57
Affiliate.............................   115
Argyle................................    89
ATCF..................................    86
BCF...................................    82
broadcast-cable cross-ownership
  rule................................    58
Capstar/SFX Stations..................    27
Capstar/SFX Transaction...............    27
Chancellor Media Convertible Preferred
  Stock...............................    70
Chancellor Media Record Date..........    71
CMCLA.................................    31
Code..................................   106
Completed Transactions................    29
Debenture Exchange Date...............   144
DGCL..................................    70
DMA...................................    50
DOJ...................................    28
DTV...................................   112
FASB..................................    57
FCC...................................    30
Grand Rapids Acquisition..............    52
Grand Rapids Stations.................    52
Granite...............................    85
H-A TV................................    83
Hearst................................    89
Hearst-Argyle.........................    89
HDTV..................................   112
Hicks Muse Partners...................   101
Houston Exchange......................    30
HSR Act...............................    30
Kasem Acquisition.....................    29
LIN 8 3/8% Notes......................    52
LIN 8 3/8% Notes Offering.............    52
LIN 10% Notes.........................    53
LIN 10% Notes Offering................    53
LIN Asset Value.......................    90
LIN Core Stations.....................    51
LIN Entities..........................   101
LIN LMA Stations......................    51
LIN Notes.............................    53
LIN Owned and Operated Stations.......    90
LIN Record Date.......................    73
LIN Texas.............................    52
LMA...................................    50
LTM...................................    82
Martin Media..........................    29
NBC Option............................    90
one-to-a-market rule..................    47
Other Outdoor Acquisitions............    29
Paying Agent..........................   117
Pending Transactions..................    31
Proposed Chancellor Media/LIN/Pulitzer
  Transaction.........................    90
Pulitzer..............................    83
Pulitzer Bid..........................    90
Representatives.......................   126
right to reject rule..................   111
SDTV..................................   112
SEC...................................    50
SG&A..................................    60
SHVA..................................   114
Sinclair..............................    83
SOP...................................    57
SOP 98-5..............................    57
Special Committee.....................    70
superduopolies........................    27
Transfer Agent........................    72
Voting Agreement......................   128
Young.................................    85

Chancellor Media has supplied all information contained in this joint proxy statement/ prospectus relating to Chancellor Media and LIN has supplied all of the information relating to LIN.

CHANCELLOR MEDIA AND LIN HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS ABOUT THE MERGER AND OTHER TRANSACTIONS DISCUSSED IN THIS JOINT

PROXY STATEMENT/PROSPECTUS OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS OR IN THE DOCUMENTS INCORPORATED IN THIS JOINT PROXY STATEMENT/PROSPECTUS BY REFERENCE. IF YOU ARE GIVEN ANY INFORMATION OR REPRESENTATIONS ABOUT THESE MATTERS THAT IS NOT DISCUSSED OR INCORPORATED IN THIS JOINT PROXY STATEMENT/ PROSPECTUS, YOU MUST NOT RELY ON THAT INFORMATION.

THIS JOINT PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES ANYWHERE OR TO ANYONE WHERE OR TO WHOM IT WOULD BE UNLAWFUL TO OFFER OR SELL SECURITIES UNDER APPLICABLE LAW.

THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS OR THE COMMON STOCK OF CHANCELLOR MEDIA OFFERED BY THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT, UNDER ANY CIRCUMSTANCES, MEAN THAT THERE HAS NOT BEEN A CHANGE IN THE AFFAIRS OF CHANCELLOR MEDIA OR LIN SINCE THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS. IT ALSO DOES NOT MEAN THAT THE INFORMATION IN THIS JOINT PROXY STATEMENT/PROSPECTUS OR IN THE DOCUMENTS INCORPORATED IN THIS JOINT PROXY STATEMENT/PROSPECTUS BY REFERENCE IS CORRECT AFTER THIS DATE.

                                    SUMMARY

This brief summary highlights selected information from the joint proxy statement/ prospectus. It does not contain all of the information that is important to you. You are urged to read carefully the entire joint proxy statement/prospectus and the other documents to which it refers to fully understand the merger. See "The Companies -- Chancellor Media -- Where You Can
Find More Information About Chancellor Media" on page      .

                          THE COMPANIES (SEE PAGE    )

CHANCELLOR MEDIA CORPORATION
300 Crescent Court, Suite 600
Dallas, Texas 75201
(214) 922-8700

Chancellor Media is a diversified multi-media company that:

- owns and/or operates a radio station portfolio consisting of 125 radio stations in 23 of the largest U.S. markets and Puerto Rico, 112 stations of which are owned and 13 stations of which are currently operated under time brokerage agreements which allow Chancellor Media to program another person's station and sell the advertising;

- provides national media sales representation through Katz Media Group, Inc., a wholly-owned subsidiary; and

- has a significant and growing outdoor advertising presence.

After completing all of its announced transactions, other than the LIN merger, Chancellor Media will own or operate over 465 radio stations in approximately 106 markets, one television station in Puerto Rico and over 41,000 outdoor advertising displays throughout the United States.

RANGER EQUITY HOLDINGS CORPORATION
C/O LIN TELEVISION CORPORATION
4 Richmond Square, Suite 200
Providence, Rhode Island 02906
(401) 454-2880

LIN is a television station group operator in the United States that owns and operates seven network-affiliated television stations and has an agreement to purchase an eighth. Additionally, LIN has time brokerage agreements, also known as local marketing agreements, under which it programs four other stations in the markets in which it operates. Also, LIN owns approximately 20% of a joint venture with NBC, consisting of KXAS-TV, an NBC affiliate station in Dallas-Fort Worth, and KNSD-TV, an NBC affiliate station in San Diego.

Eight of LIN's stations are in the top 50 of the November 1998 designated market area rankings of the Nielsen Station Index. The Nielsen rankings rank geographically defined television markets in the United States by size according to various factors based upon actual or potential audience. LIN's top 50 designated market areas include Indianapolis, Indiana; New Haven-Hartford, Connecticut; Buffalo, New York; Norfolk-Portsmouth, Virginia; and Grand Rapids-Kalamazoo-Battle Creek, Michigan.

LIN Holdings Corporation, an indirect wholly-owned subsidiary of LIN, owns all of the outstanding common stock of LIN Television Corporation. LIN owns all of the outstanding common stock of both Ranger Equity Holdings A Corp. and Ranger Equity Holdings B Corp., which own 37% and 63%, respectively, of the outstanding common stock of LIN Holdings Corporation. In March of 1998, affiliates of Hicks, Muse, Tate & Furst Incorporated purchased approximately 74.7% of the outstanding common stock of LIN.

The following charts show the basic corporate organization of Chancellor Media and LIN and their respective subsidiaries:

                        [CORPORATE ORGANIZATIONAL CHART]

                              RECENT DEVELOPMENTS

On January 20, 1999, Chancellor Media announced that its Board of Directors has engaged the investment banking firm of BT Alex. Brown Incorporated as financial advisor for the purpose of assisting management and the Board of Directors of Chancellor Media in developing, reviewing and structuring a range of strategic alternatives intended to maximize stockholder value. On February 11, 1999, Chancellor Media announced that it has added additional advisors Morgan Stanley Dean Witter, Hicks, Muse, Tate & Furst Incorporated, Goldman, Sachs & Co., Greenhill & Co., LLC and Chase Securities Inc. to assist it in exploring these alternatives, which may include, but are not limited to, the sale, merger or consolidation of the entire company or some of its operating assets.

On February 11, 1999, Chancellor Media reported its fourth quarter and annual results. For the year ended December 31, 1998, consolidated net revenues increased 118.8% to $1,273.9 million, compared with $582.1 million in the year ended December 31, 1997. Broadcast cash flow, as defined on page 9, for the year ended December 31, 1998 rose 122.6% to $591.8 million, compared with $265.8 million in the year ended December 31, 1997.

                                   THE MERGER

The merger agreement is attached as Annex I to this joint proxy statement/prospectus. You are encouraged to read the merger agreement, as it is the legal document that governs the merger.

GENERAL (SEE PAGE   )

If the proposed combination is approved, LIN will merge into Chancellor Media. The combined company will continue to be known as Chancellor Media Corporation, with LIN Television Corporation and its subsidiaries being operated separately from Chancellor Media's other businesses as a division called the Chancellor Television Group.

CONVERSION OF SHARES (SEE PAGE   )

LIN Stockholders: Each of your shares of LIN common stock will automatically convert into the right to receive from Chancellor Media 0.03 of a share of Chancellor Media common stock. The total number of shares of Chancellor Media common stock that you will have the right to receive will therefore be equal to the number of shares of LIN common stock that you own at the time of the merger, multiplied by 0.03. You will be paid in cash for the market value of any fractional shares of Chancellor Media common stock that you otherwise might be entitled to. You will need to exchange your LIN common stock certificates to receive new certificates representing Chancellor Media common stock. This will not be necessary until you receive written instructions after we have completed the merger.

Chancellor Media Stockholders: Each share of Chancellor Media common stock and convertible preferred stock will remain outstanding and not be affected by the merger. You will not need to surrender your Chancellor Media certificates or exchange them for new ones.

OWNERSHIP OF CHANCELLOR MEDIA FOLLOWING THE MERGER (SEE PAGE   )

The shares of Chancellor Media common stock issued to LIN stockholders in the merger will constitute approximately 10% of the outstanding common stock of Chancellor Media after the merger. It is anticipated that Chancellor Media will issue approximately 16.2 million shares of common stock in the merger. Chancellor Media will also assume options and other equity rights which represent up to an additional 1.5 million shares.

APPRAISAL AND DISSENTERS' RIGHTS (SEE PAGE   )

LIN Stockholders: If you do not vote in favor of the merger and follow the appropriate procedures under Delaware law, you will be entitled, instead of receiving the shares of Chancellor Media common stock in the merger, to have a judge determine the fair value in cash of your shares of LIN common stock. Chancellor Media's obligation to complete the merger is subject to the condition that LIN stockholders holding no more than 5% of the outstanding shares of LIN common stock demand appraisal rights under Delaware law.

Chancellor Media Stockholders: Under Delaware law, you do not have a right to an appraisal of your shares of Chancellor Media common stock as a result of the merger.

The full text of Section 262 of the General Corporation Law of the State of Delaware is included as Annex V to this joint proxy statement/prospectus. It is the section of Delaware law that governs appraisal rights.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER (SEE PAGE   )

LIN Stockholders: For United States federal income tax purposes, the merger is intended to qualify as a tax-free reorganization. Accordingly, the exchange of your shares of LIN common stock for shares of Chancellor Media common stock generally will not cause you to recognize any gain or loss. You will, however, have to recognize income or gain in connection with any cash you receive instead of fractional shares.

THIS TAX TREATMENT MAY NOT APPLY TO EVERY LIN STOCKHOLDER. DETERMINING THE ACTUAL TAX CONSEQUENCES OF THE MERGER TO YOU MAY BE VERY COMPLICATED AND DEPEND ON YOUR SPECIFIC SITUATION. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE MERGER'S TAX CONSEQUENCES TO YOU.

Chancellor Media Stockholders: Since your shares of Chancellor Media common stock will remain unchanged as a result of the merger, you should not recognize any gain or loss for purposes of United States federal income tax.

TREATMENT OF LIN STOCK OPTIONS AND PHANTOM STOCK UNITS (SEE PAGE   )

Chancellor Media has agreed to assume the obligations of LIN under outstanding LIN stock options if the merger is completed. After the merger, these LIN stock options will become stock options of Chancellor Media, with appropriate adjustments for share amounts and exercise price to reflect the exchange ratio of the merger. In addition, Chancellor Media also agreed to assume LIN's obligations under a phantom stock plan that provides for a payment, in cash or shares of Chancellor Media common stock at Chancellor Media's option, to selected officers, directors and employees of LIN upon the occurrence of certain triggering events. The amounts that Chancellor Media will be required to pay to a person in cash or shares of Chancellor Media common stock will be based upon the number of phantom stock units held by the person and the market price of Chancellor Media common stock, as adjusted for the merger exchange ratio. The vote of Chancellor Media stockholders in favor of the merger is also a vote to approve and adopt the assumption of these plans and the issuance of Chancellor Media common stock under them.

INTERESTS OF CERTAIN PERSONS IN THE MERGER (SEE PAGE   )

Some of the officers and directors of Chancellor Media have interests in the merger that are different from, or in addition to, their interests as officers, directors and stockholders of Chancellor Media. Two of Chancellor Media's directors, Thomas O. Hicks and Michael J. Levitt, are also directors of LIN, with Mr. Hicks serving as the Chairman of both companies. Eric C. Neuman, Senior Vice President of Chancellor Media, is also a director of LIN, and Lawrence D. Stuart, Jr., one of Chancellor Media's directors, is an officer of LIN. Additionally, three of Chancellor Media's directors, Messrs. Hicks, Levitt and Stuart, serve as officers, directors and partners of various entities affiliated with Hicks Muse. Hicks Muse currently controls approximately 11.9% of the outstanding Chancellor Media common stock and approximately 74.7% of the outstanding LIN common stock. Finally, certain affiliates of Hicks Muse will receive, in addition to the shares of Chancellor Media common stock received in the merger in exchange for LIN common stock, payments under contracts they have with LIN.

The following tables set forth the approximate fair market value of shares of Chancellor Media common stock, based on an assumed per share price of $50.75, the closing price per share of Chancellor Media's common stock on February 11, 1999, that may be attributable to each of Messrs. Hicks, Stuart and Levitt as a result of the conversion of LIN shares into Chancellor Media shares in the merger, and their approximate pro rata share of the fee income to be received by affiliates of Hicks Muse at the completion of the merger:

                   APPRECIATION IN VALUE OF LIN COMMON STOCK

                                                                           APPROXIMATE
                                                                        FAIR MARKET VALUE
                                                      APPROXIMATE      OF CHANCELLOR MEDIA
                                                      COST BASIS      SHARES TO BE RECEIVED
                       NAME                          OF LIN SHARES          IN MERGER
                       ----                          -------------    ---------------------
                                                                 (IN THOUSANDS)
Thomas O. Hicks(1).................................     $3,577               $15,297
Lawrence D. Stuart, Jr.............................        555                 2,631
Michael J. Levitt..................................        675                 3,190

---------------

(1) Includes shares that may be attributable to Mr. Hicks' wife, trusts for the benefit of his children and other related parties.

                          PRO RATA SHARE OF FEE INCOME

                                                               APPROXIMATE
                            NAME                                  AMOUNT
                            ----                              --------------
                                                              (IN THOUSANDS)
Thomas O. Hicks.............................................      $4,569
Lawrence D. Stuart, Jr......................................         892
Michael J. Levitt...........................................       1,695

Because of these interests, none of Messrs. Hicks, Levitt or Stuart served on the Special Committee of Chancellor Media's Board of Directors, and each of them abstained from voting on the merger. These interests were also known by the Chancellor Media Board of Directors and Special Committee when they considered and approved the merger agreement and the merger.

In July 1998, a stockholder derivative action was commenced by a stockholder purporting to act on behalf of Chancellor Media alleging, among other things, breach of fiduciary duties. The defendants in the case include Hicks Muse, LIN Television and some of Chancellor Media's directors. Plaintiff, defendants and Chancellor Media have recently agreed to settle the derivative action. In connection with the settlement, Hicks Muse and its affiliates have agreed that they will vote all shares of Chancellor Media common stock that they control in favor of and opposed to the merger in the same proportion as the votes of all other Chancellor Media stockholders. For a more detailed description of the lawsuit and the settlement, see "The Companies -- Chancellor Media -- Legal Proceedings."

Some of the officers and directors of LIN also have interests in the merger, in addition to those previously noted, that are different from their interests as officers and directors of LIN. These other interests exist because Chancellor Media has agreed to maintain for a period of not less than six years after the merger LIN's existing directors' and officers' insurance and indemnification policies for coverage for events occurring prior to the merger, subject to some limitations.

Because of these interests, Messrs. Hicks, Levitt and Neuman abstained from the vote on the merger.

REGULATORY APPROVALS (SEE PAGE   )

The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, prevents the completion of the merger until after required materials and information have been furnished to the Antitrust Division of the Department of Justice and Federal Trade Commission and a required waiting period has ended. The waiting period for this transaction expired on November 16, 1998. In addition, the merger cannot be completed until permission is obtained from the Federal Communications Commission to transfer control of the Federal Communications Commission licenses for the LIN television stations to Chancellor Media.

CONDITIONS TO THE MERGER (SEE PAGE   )

The completion of the merger depends upon the satisfaction of a number of conditions. While Chancellor Media and LIN expect that all of the conditions to completing the merger will be satisfied, there can be no assurance that they will be. Either company may waive compliance with the conditions at its discretion if the law allows it. The merger is expected to be completed no later that the second business day following the satisfaction or waiver of all of these conditions.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE   )

The companies can agree to terminate the merger agreement without completing the merger, and either one can terminate the merger agreement if particular events occur. If the merger agreement is terminated by either company because the other party does not receive stockholder approval or materially breaches the merger agreement, or by

Chancellor Media if LIN's Board of Directors withdraws or modifies its recommendation of the merger or approves an alternative significant transaction, then the other party will reimburse the party that did not breach the merger agreement or fail to receive stockholder approval for all of its out-of-pocket expenses incurred in connection with this transaction. Also, if one of the parties willfully breaches the agreement in a material way, the other party can seek damages or other appropriate remedies from the courts.

       THE CHANCELLOR MEDIA SPECIAL STOCKHOLDERS' MEETING (SEE PAGE    )

The special meeting of Chancellor Media stockholders will be held on March 30, 1999 at 10:00 a.m., local time, at The Hotel Crescent Court, 400 Crescent Court, Dallas, Texas. At the Chancellor Media meeting, you will be asked to:

- approve and adopt the merger agreement that provides for (1) the merger of LIN into Chancellor Media, (2) the issuance of Chancellor Media common stock to LIN's stockholders and (3) the assumption of LIN's employee stock option and phantom stock plans, including the substitution under the plans of shares of Chancellor Media common stock; and

- act on other matters that may be properly submitted to a vote at the meeting.

A vote in favor of the merger agreement by at least a majority of the outstanding shares of Chancellor Media common stock entitled to vote at the special meeting is required in order to approve and adopt the merger agreement.

              THE LIN SPECIAL STOCKHOLDERS' MEETING (SEE PAGE    )

The special meeting of LIN stockholders will be held on March 30, 1999 at 10:00 a.m., local time, at the offices of Hicks, Muse, Tate & Furst Incorporated, 200 Crescent Court, Suite 1600, Dallas, Texas. At the LIN meeting, you will be asked to:

- approve and adopt the merger agreement that provides for (1) the merger of LIN into Chancellor Media; (2) the issuance of Chancellor Media common stock to LIN's stockholders; and (3) Chancellor Media's assumption of LIN's employee stock option and phantom stock plans, including the substitution thereunder of shares of Chancellor Media common stock; and

- act on other matters that may be properly submitted to a vote at the meeting.

A vote in favor of the merger agreement by at least a majority of the outstanding shares of LIN common stock entitled to vote at the special stockholders meeting is required in order to approve and adopt the merger agreement.

                      THE VOTING AGREEMENT (SEE PAGE    )

When Chancellor Media and LIN entered into the merger agreement, Chancellor Media required that an affiliate of Hicks Muse, the majority stockholder of LIN, enter into an agreement to vote in favor of the merger. As a result, the approval of the LIN stockholders is assured.

                     MARKET PRICE AND DIVIDEND INFORMATION

Chancellor Media common stock is quoted on The Nasdaq Stock Market's National Market under the symbol "AMFM." The following table gives you, on a per share basis, for the periods indicated, the high and low closing sale prices per share of the Chancellor Media common stock as reported by The Nasdaq Stock Market:

                                                        HIGH      LOW
                                                       ------    ------
1996
First Quarter........................................  $12.25    $ 8.42
Second Quarter.......................................   14.75     10.92
Third Quarter........................................   16.63     12.87
Fourth Quarter.......................................   16.13     11.75
1997
First Quarter........................................  $17.00    $11.88
Second Quarter.......................................   22.31     14.31
Third Quarter........................................   27.50     20.63
Fourth Quarter.......................................   37.31     25.81
1998
First Quarter........................................  $49.13    $32.69
Second Quarter.......................................   50.25     40.19
Third Quarter........................................   57.25     24.13
Fourth Quarter.......................................   47.88     23.94
1999
First Quarter (through February 11, 1999)............  $57.94    $44.63

On July 6, 1998, the last trading day prior to the announcement by Chancellor Media and LIN that they had entered into the merger agreement, the last reported sale price of the Chancellor Media common stock as quoted by Nasdaq was $53.81 per share. On February 11, 1999, the last reported sale price of the Chancellor Media common stock as quoted by Nasdaq was $50.75 per share. On February 12, 1999, there were approximately 250 holders of record of Chancellor Media common stock. CHANCELLOR MEDIA AND LIN URGE YOU TO OBTAIN CURRENT MARKET QUOTATIONS FOR CHANCELLOR MEDIA COMMON STOCK.

Chancellor Media does not currently intend to pay any cash dividends on shares of Chancellor Media common stock. Furthermore, since Chancellor Media is a holding company, the only way it can pay dividends in the future is by indirectly receiving dividends from Chancellor Media Corporation of Los Angeles, currently Chancellor Media's principal operating subsidiary and, assuming the merger is completed, indirectly from LIN Television Corporation, LIN's principal operating subsidiary. Chancellor Media Corporation of Los Angeles is, and LIN Television Corporation will be, restricted from paying Chancellor Media dividends by the terms of their respective debt instruments.

                    SUMMARY PRO FORMA FINANCIAL INFORMATION

Chancellor Media has summarized below the unaudited combined pro forma financial information of Chancellor Media for the year ended December 31, 1997 and for the nine months ended September 30, 1998. The information should be read in conjunction with the unaudited pro forma condensed financial statements included on Pages P-1 through P-48 of this joint proxy statement/prospectus and in conjunction with Chancellor Media's historical financial statements and related notes and other financial information included in this joint proxy statement/prospectus.

Broadcast cash flow consists of operating income or loss excluding depreciation and amortization, corporate general and administrative expense and non-cash and non-recurring charges. EBITDA, before non-cash and non-recurring charges consists of operating income or loss excluding depreciation and amortization and non-cash and non-recurring charges. Although broadcast cash flow and EBITDA, before non-cash and non-recurring charges are not calculated in accordance with generally accepted accounting principles, Chancellor Media believes that broadcast cash flow and EBITDA, before non-cash and non-recurring charges are widely used by analysts, investors and others in the broadcast industry as a measure of operating performance. In addition, EBITDA, before non-cash and non-recurring charges is one of the financial measures by which certain covenants under Chancellor Media's indentures governing its long-term indebtedness are calculated. EBITDA, before non-cash and non-recurring charges and broadcast cash flow eliminate the non-cash effect of considerable amounts of depreciation and amortization primarily resulting from the significant number of recent acquisitions. Nevertheless, these measures should not be considered in isolation or as a substitute for operating income, cash flows from operating activities or any other measure for determining Chancellor Media's operating performance or liquidity that is calculated in accordance with generally accepted accounting principles. Broadcast cash flow and EBITDA, before non-cash and non-recurring charges do not take into account Chancellor Media's debt service requirements and other commitments and, accordingly, broadcast cash flow and EBITDA, before non-cash and non-recurring charges are not necessarily indicative of amounts that may be available for reinvestment in Chancellor Media's business or other discretionary uses. In addition, Chancellor Media's calculation of EBITDA, before non-cash and non-recurring charges and broadcast cash flow is not necessarily comparable to similarly titled measures reported by other companies.

For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" consist of income (loss) before income taxes and fixed charges, adjusted to exclude preferred stock dividend requirements of subsidiaries. "Fixed charges" consist of interest, amortization of debt issuance costs, the component of rental expense believed by Chancellor Media's management to be representative of the interest factor thereon and preferred stock dividend requirements of subsidiaries.

You should be aware that this pro forma information may not be indicative of what actual results will be in the future or would have been for the periods presented.

                                                     YEAR ENDED              NINE MONTHS ENDED
                                                 DECEMBER 31, 1997          SEPTEMBER 30, 1998
                                              ------------------------   -------------------------
                                                COMPANY      COMPANY       COMPANY       COMPANY
                                              HISTORICAL    PRO FORMA    HISTORICAL     PRO FORMA
                                              -----------   ----------   -----------   -----------
                                                (IN THOUSANDS, EXCEPT PER SHARE AND MARGIN DATA)
OPERATING DATA:
Net revenues................................  $   582,078   $2,094,898   $   899,096   $ 1,717,712
Operating expenses excluding depreciation
  and amortization..........................      316,248    1,269,098       491,924       971,996
Depreciation and amortization...............      185,982      977,600       315,772       765,331
Corporate general and administrative........       21,442       83,997        25,188        56,096
Non-cash and non-recurring charges..........           --       49,230        59,475        80,982
Operating income (loss).....................       58,406     (285,027)        6,737      (156,693)
Interest expense, net.......................       83,095      578,988       135,709       436,380
Dividends and accretion on preferred stock
  of subsidiary.............................       12,901       26,048        17,601        21,984
Net loss....................................      (31,745)    (586,849)      (68,998)     (350,776)
Preferred stock dividends...................       12,165       17,446        19,252        19,252
Net loss attributable to common
  stockholders..............................      (43,910)    (604,295)      (88,250)     (370,028)
Basic and diluted loss per common
  share(1)..................................  $      (.46)  $    (3.05)  $     (0.65)  $     (1.81)
Weighted average common shares
  outstanding(1)............................       95,636      198,077       136,427       204,251
BALANCE SHEET DATA (END OF PERIOD):
Working capital (excluding current portion
  of long-term debt)........................  $   112,644                $   199,325   $   321,180
Intangible assets, net......................    4,404,443                  5,036,250    13,891,886
Total assets................................    4,961,477                  6,025,095    16,264,731
Long-term debt (including current
  portion)..................................    2,573,000                  3,018,000     7,283,885
Redeemable preferred stock..................      331,208                         --       278,694
Stockholders' equity........................    1,480,207                  2,408,602     5,695,063
OTHER DATA:
Broadcast cash flow.........................  $   265,830   $  825,800   $   407,172   $   745,716
Broadcast cash flow margin..................           46%          39%           45%           43%
EBITDA, before non-cash and non-recurring
  charges...................................  $   244,388   $  741,803   $   381,984   $   689,620
Ratio of earnings to combined fixed charges
  and preferred stock dividends(2)..........           --           --            --            --
CASH FLOWS RELATED TO:
Operating activities........................  $   139,514   $  640,670   $   146,459   $   523,353
Investing activities........................   (1,423,009)    (117,933)   (1,122,139)      (83,532)
Financing activities........................    1,297,019     (516,871)      972,159      (439,821)

-------------------------

(1) Gives effect to the two-for-one common stock split effected in the form of a stock dividend paid on January 12, 1998, retroactively for all periods presented.

(2) Earnings were insufficient to cover fixed charges and preferred stock dividends by $45,255 and $28,497 for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively. On a pro forma basis after giving effect to the transactions described in "Pro Forma Financial Information" beginning on page P-1, earnings were insufficient to cover fixed charges and preferred stock dividends by $916,267 and $542,164 for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively.

                           COMPARATIVE PER SHARE DATA

We have summarized below the per share information of Chancellor Media and LIN on a historical, pro forma combined and pro forma equivalent basis. The information should be read in conjunction with the unaudited pro forma condensed financial statements included on pages P-1 through P-48 of this joint proxy statement/prospectus and in conjunction with the historical financial statements and related notes contained in this joint proxy statement/prospectus and in the other information included in this joint proxy statement/ prospectus.

You should be aware that this pro forma information may not be indicative of what actual results will be in the future or would have been for the periods presented.

                                      YEAR ENDED                           NINE MONTHS ENDED
                                   DECEMBER 31, 1997                      SEPTEMBER 30, 1998
                         -------------------------------------   -------------------------------------
                                                  CHANCELLOR                              CHANCELLOR
                                        PRO          MEDIA                      PRO          MEDIA
                         HISTORICAL   FORMA(1)   EQUIVALENT(2)   HISTORICAL   FORMA(1)   EQUIVALENT(2)
                         ----------   --------   -------------   ----------   --------   -------------
Loss per share
  Chancellor Media.....      (.46)      (3.05)          --          (0.65)      (1.81)           --
  LIN(4)...............        --          --         (.09)          (.04)         --          (.05)
Book value per share(3)
  Chancellor Media.....     12.34          --           --          16.92       27.09            --
  LIN(4)...............        --          --           --           1.00          --           .81
Cash dividends per
  share
  Chancellor Media.....        --          --           --             --          --            --
  LIN(4)...............        --          --           --             --          --            --

-------------------------

(1) The pro forma combined per share data for Chancellor Media and LIN for the year ended December 31, 1997 and the nine months ended September 30, 1998 have been prepared as if the transactions described in "Pro Forma Financial Information" beginning on Page P-1 had occurred on January 1, 1997.

(2) The equivalent pro forma per share amounts of LIN are calculated by multiplying pro forma net loss per share of Chancellor Media and pro forma book value per share of Chancellor Media by an exchange ratio of existing LIN common stock to Chancellor Media common stock of 0.03 to 1.

(3) Book value per share was calculated using stockholders' equity as reflected in the historical and pro forma financial statements of Chancellor Media and LIN, respectively, divided by the number of shares outstanding.

(4) Historical per share information for LIN represents the period from March 3, 1998, the date of inception, through September 30, 1998. Historical per share information of the predecessor has been excluded as it is not meaningful.

        CHANCELLOR MEDIA SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

Chancellor Media is providing the following financial information to aid you in your analysis of the financial aspects of the merger. Chancellor Media derived this information from Chancellor Media's audited financial statements for 1993 through 1997 and Chancellor Media's unaudited financial statements for the nine months ended September 30, 1997 and 1998. The information is only a summary and you should read it in conjunction with Chancellor Media's historical financial statements and related notes contained in this joint proxy statement/prospectus.

Broadcast cash flow consists of operating income or loss excluding depreciation and amortization, corporate general and administrative expense and non-cash and non-recurring charges. EBITDA, before non-cash and non-recurring charges consists of operating income or loss excluding depreciation and amortization and non-cash and non-recurring charges. Although broadcast cash flow and EBITDA, before non-cash and non-recurring charges are not calculated in accordance with generally accepted accounting principles, Chancellor Media believes that broadcast cash flow and EBITDA, before non-cash and non-recurring charges are widely used by analysts, investors and others in the broadcast industry as a measure of operating performance. In addition, EBITDA, before non-cash and non-recurring charges is one of the financial measures by which certain covenants under Chancellor Media's indentures governing its long-term indebtedness are calculated. EBITDA, before non-cash and non-recurring charges and broadcast cash flow eliminate the non-cash effect of considerable amounts of depreciation and amortization primarily resulting from the significant number of recent acquisitions. Nevertheless, these measures should not be considered in isolation or as a substitute for operating income, cash flows from operating activities or any other measure for determining Chancellor Media's operating performance or liquidity that is calculated in accordance with generally accepted accounting principles. Broadcast cash flow and EBITDA, before non-cash and non-recurring charges do not take into account Chancellor Media's debt service requirements and other commitments and, accordingly, broadcast cash flow and EBITDA, before non-cash and non-recurring charges are not necessarily indicative of amounts that may be available for reinvestment in Chancellor Media's business or other discretionary uses. In addition, Chancellor Media's calculation of EBITDA, before non-cash and non-recurring charges and broadcast cash flow is not necessarily comparable to similarly titled measures reported by other companies.

For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" consist of income (loss) before income taxes and fixed charges, adjusted to exclude preferred stock dividend requirements of subsidiaries. "Fixed charges" consist of interest, amortization of debt issuance costs, the component of rental expense believed by management to be representative of the interest factor thereon and preferred stock dividend requirements of subsidiaries.

                                                                                                             NINE MONTHS
                                                           YEAR ENDED DECEMBER 31,                       ENDED SEPTEMBER 30,
                                          ---------------------------------------------------------   -------------------------
                                            1993       1994       1995        1996         1997          1997          1998
                                          --------   --------   --------   ----------   -----------   -----------   -----------
                                                         (IN THOUSANDS, EXCEPT RATIO, MARGIN AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Gross revenues..........................  $106,813   $125,478   $186,365   $  337,405   $   663,804   $   382,994   $ 1,015,562
Net revenues............................    93,504    109,516    162,931      293,850       582,078       333,283       899,096
Operating expenses excluding
  depreciation and amortization.........    60,656     68,852     97,674      174,344       316,248       184,713       491,924
Depreciation and amortization...........    33,524     30,596     47,005       93,749       185,982       104,386       315,772
Corporate general and administrative....     2,378      2,672      4,475        7,797        21,442        11,646        25,188
Non-cash and non-recurring charges(1)...     7,002         --         --           --            --            --        59,475
                                          --------   --------   --------   ----------   -----------   -----------   -----------
Operating income (loss).................   (10,056)     7,396     13,777       17,960        58,406        32,538         6,737
Interest expense, net...................    13,730     13,718     19,144       37,050        83,095        45,036       135,709
Other (income) expense, net(2)..........    (3,037)    (6,361)       291           --       (17,997)      (18,380)     (157,171)
                                          --------   --------   --------   ----------   -----------   -----------   -----------
Income (loss) before income taxes and
  extraordinary item....................   (20,749)        39     (5,658)     (19,090)       (6,692)        5,882        28,199
Income tax expense (benefit)............        --         --        192       (2,896)        7,802         5,244        32,507
Dividends on preferred stock of
  subsidiary............................        --         --         --           --        12,901         2,779        17,601
                                          --------   --------   --------   ----------   -----------   -----------   -----------
Income (loss) before extraordinary
  item..................................   (20,749)        39     (5,850)     (16,194)      (27,395)       (2,141)      (21,909)
Extraordinary loss, net of tax
  benefit(3)............................        --      3,585         --           --         4,350         4,350        47,089
                                          --------   --------   --------   ----------   -----------   -----------   -----------
Net loss................................   (20,749)    (3,546)    (5,850)     (16,194)      (31,745)       (6,491)      (68,998)
Preferred stock dividends...............     4,756      4,830      4,830        3,820        12,165         5,748        19,252
Accretion of redeemable preferred stock
  to mandatory redemption value,
  including $17,506 related to early
  redemption(4).........................    18,823         --         --           --            --            --            --
                                          --------   --------   --------   ----------   -----------   -----------   -----------
Net loss attributable to common
  stockholders..........................  $(44,328)  $ (8,376)  $(10,680)  $  (20,014)  $   (43,910)  $   (12,239)  $   (88,250)
                                          ========   ========   ========   ==========   ===========   ===========   ===========
Basic and diluted loss per common
  share(4)(5)...........................  $  (2.24)  $   (.32)  $   (.26)  $     (.33)  $      (.46)  $      (.14)  $     (0.65)
Weighted average common shares
  outstanding(5)........................    19,780     26,004     41,442       60,414        95,636        87,690       136,427

                                                                                                             NINE MONTHS
                                                           YEAR ENDED DECEMBER 31,                       ENDED SEPTEMBER 30,
                                          ---------------------------------------------------------   -------------------------
                                            1993       1994       1995        1996         1997          1997          1998
                                          --------   --------   --------   ----------   -----------   -----------   -----------
                                                         (IN THOUSANDS, EXCEPT RATIO, MARGIN AND PER SHARE DATA)
CONSOLIDATED BALANCE SHEET DATA (END OF
  PERIOD):
Working capital.........................  $  7,873   $ 15,952   $ 30,556   $   41,421   $   112,644   $   123,805   $   199,325
Intangible assets, net..................   212,517    233,494    458,787      853,643     4,404,443     3,828,014     5,036,250
Total assets............................   283,505    297,990    552,347    1,020,959     4,961,477     4,213,376     6,025,095
Long-term debt..........................   152,000    174,000    201,000      358,000     2,573,000     1,857,000     3,018,000
Redeemable preferred stock..............        --         --         --           --       331,208       338,566            --
Stockholders' equity....................   120,968    112,353    304,577      549,411     1,480,207     1,508,666     2,408,602
OTHER FINANCIAL DATA:
Broadcast cash flow.....................  $ 32,848   $ 40,664   $ 65,257   $  119,506   $   265,830   $   148,570   $   407,172
Broadcast cash flow margin..............        35%        37%        40%          41%           46%           45%           45%
EBITDA, before non-cash and
  non-recurring charges.................  $ 30,470   $ 37,992   $ 60,782   $  111,709   $   244,388   $   136,924   $   381,984
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends(6)..........................        --         --         --           --            --            --            --
CASH FLOWS RELATED TO:
Operating activities....................  $ 14,959   $ 19,880   $ 36,693   $   47,481   $   139,514   $    93,303   $   146,459
Investing activities....................   (76,163)   (32,928)  (192,112)    (461,938)   (1,423,009)   (1,851,806)   (1,122,139)
Financing activities....................    62,043     11,683    154,633      414,087     1,297,019     1,771,425       972,159

-------------------------
 (1) Consists of a non-cash charge resulting from the grant of employee stock options in 1993 and of a one-time charge related to the resignation of Scott K. Ginsburg as President and Chief Executive Officer of Chancellor Media in 1998 and new employment agreements entered into with certain members of executive management.

 (2) Includes gain on the dispositions of assets of $3,392, $6,991, $18,380, $18,380 and $123,845 in 1993, 1994, 1997 and the nine months ended
     September 30, 1997 and 1998, respectively. Includes a gain on the disposition of representation contracts of $29,767 and a gain from a settlement of $3,559 for the nine months ended September 30, 1998.

 (3) Extraordinary losses consist of charges incurred in connection with various refinancings. These charges are reported net of the related tax benefit.

 (4) A one-time accretion charge of approximately $17,506 was incurred due to the early redemption of certain preferred stock in 1993, which increased loss per common share for 1993 by $0.89.

 (5) Gives effect to the two-for-one common stock split effected in the form of a stock dividend paid on January 12, 1998 and to the three-for-two common stock split effected in the form of a stock dividend paid on August 26, 1996, retroactively for all periods presented.

 (6) Earnings were insufficient to cover fixed charges and preferred stock dividends by $28,066, $7,392, $13,089, $24,967 and $45,255 for the years ended December 31, 1993, 1994, 1995, 1996 and 1997, respectively, and by $7,236 and $28,497 for the nine months ended September 30, 1997 and 1998, respectively.

              LIN SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

LIN is providing the following financial information to aid you in your analysis of the financial aspects of the merger. LIN derived this information from LIN Television Corporation's, the predecessor entity, audited financial statements for 1993 through 1997, LIN Television Corporation's unaudited financial statements for the nine months ended September 30, 1997 and for the period from January 1, 1998 to March 2, 1998 and Ranger Equity Holdings Corporation's, referred to herein as LIN, unaudited financial statements for the period from March 3, 1998 to September 30, 1998. You should read the information in conjunction with LIN's financial statements for the nine months ended September 30, 1998 included on pages F-88 through F-99 of this joint proxy statement/ prospectus and LIN Television Corporation's historical financial statements and related notes included on pages F-100 through F-119 of this joint proxy statement/prospectus.

Broadcast cash flow is defined as operating income excluding corporate general and administrative expenses, depreciation and amortization and non-cash and non-recurring charges less cash program payments. EBITDA, before non-cash and non-recurring charges and less cash program payments is defined as operating income excluding depreciation and amortization and non-cash and non-recurring charges less cash program payments. Broadcast cash flow and EBITDA, before non-cash and non-recurring charges and less cash program payments are not measures of performance calculated in accordance with generally accepted accounting principles. However, LIN believes that broadcast cash flow is useful to a prospective investor because it is a measure widely used in the broadcast industry to evaluate a television broadcast company's operating performance and that EBITDA, before non-cash and non-recurring charges and less cash program payments is useful to a prospective investor because it is widely used in the broadcast industry to evaluate a television broadcast company's ability to service debt. Broadcast cash flow and EBITDA, before non-cash and non-recurring charges and less cash program payments should not be considered in isolation of or as a substitute for net income (loss), cash flows from operating activities and other income and cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of liquidity or profitability. Broadcast cash flow and EBITDA, before non-cash and non-recurring charges and less cash program payments as determined above may not be comparable to the broadcast cash flow and EBITDA, before non-cash and non-recurring charges and less cash program payments measures reported by other companies, including Chancellor Media. In addition, these measures do not represent funds available for discretionary use.

For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" consist of income (loss) before income taxes and fixed charges. "Fixed charges" consist of interest expense, amortization of debt issuance costs and the component of rental expense believed by management to be representative of the interest factor thereon.

                                                                                                                       RANGER
                                                                                                                       EQUITY
                                                                 PREDECESSOR                                          HOLDINGS
                             ------------------------------------------------------------------------------------       CORP.
                                                                                                        PERIOD      -------------
                                                                                       NINE MONTHS       FROM        PERIOD FROM
                                            YEAR ENDED DECEMBER 31,                       ENDED       JANUARY 1 -     MARCH 3 -
                             ------------------------------------------------------   SEPTEMBER 30,    MARCH 2,     SEPTEMBER 30,
                               1993       1994        1995        1996       1997         1997           1998           1998
                             --------   ---------   ---------   --------   --------   -------------   -----------   -------------
                                                   (IN THOUSANDS, EXCEPT RATIO, MARGIN AND PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:

Gross revenues.............  $147,407   $ 167,361   $ 250,463   $314,470   $335,243     $249,004        $50,190      $  151,607

Net revenues...............   127,541     150,523     217,247    273,367    291,519      216,878         43,804         133,770

Operating expenses
 excluding depreciation and
 amortization..............    56,530      64,933      96,187    127,432    132,870      104,320         22,543          67,559

Depreciation and
 amortization..............    12,922      16,123      29,484     38,281     40,385       30,687          7,324          39,098

Corporate general and
 administrative............     4,781       4,330       5,747      6,998      6,763        5,301          1,170           4,970

Non-cash expenses(1).......     1,057       1,068         801      1,496      4,046        3,856            275             543

KXTX management fee(2).....        --          --          --         --         --           --             --           3,055
                             --------   ---------   ---------   --------   --------     --------        -------      ----------

Operating income...........    52,251      64,069      85,028     99,160    107,455       72,714         12,492          18,545

Interest expense...........    13,678      13,451      26,262     26,582     21,340       16,652          2,764          37,381

Other (income) expense.....      (797)       (293)       (938)      (359)       200          161            146           3,984

Merger expense(3)..........        --          --          --         --      7,206        3,873          8,616              --
                             --------   ---------   ---------   --------   --------     --------        -------      ----------

Income (loss) before income
 taxes and extraordinary
 item......................    39,370      50,911      59,704     72,937     78,709       52,028            966         (22,820)

Income tax expense
 (benefit).................    17,083      19,726      21,674     26,476     30,602       19,406          3,710            (868)
                             --------   ---------   ---------   --------   --------     --------        -------      ----------

Income (loss) before
 extraordinary item........    22,287      31,185      38,030     46,461     48,107       32,622         (2,744)        (21,952)

Extraordinary item, net of
 tax benefit(4)............        --      (2,925)         --         --         --           --             --              --
                             --------   ---------   ---------   --------   --------     --------        -------      ----------

Net income (loss)..........  $ 22,287   $  28,260   $  38,030   $ 46,461   $ 48,107     $ 32,622        $(2,744)     $  (21,952)
                             ========   =========   =========   ========   ========     ========        =======      ==========

BALANCE SHEET DATA (END OF
 PERIOD):

Working capital, excluding
 current portion of
 long-term debt............  $ 24,327   $  32,343   $  34,016   $ 56,568   $ 28,264     $ 48,561                     $   52,196

Intangible assets, net.....    84,948     266,140     392,702    381,145    369,588      372,479                      1,450,821

Total assets...............   183,697     423,964     587,256    595,944    569,325      585,517                      1,797,767

Long-term debt(including
 current portion)..........   222,088     320,000     387,000    350,000    260,000      295,000                        680,635

Stockholders' equity.......   (99,115)     40,160      86,434    138,448    192,565      172,941                        537,096

OTHER FINANCIAL DATA:

Cash program payments......  $  5,545   $   8,387   $  14,311   $ 15,536   $ 13,179     $ 10,044        $ 4,157      $    6,780

Broadcast cash flow........    65,466      77,203     106,749    130,399    145,470      102,514         17,104          59,431

Broadcast cash flow
 margin....................        51%         51%         49%        48%        50%          44%            39%             47%

EBITDA, before non-cash and
 non-recurring charges and
 less cash program
 payments..................  $ 60,685   $  72,873   $ 101,002   $123,401   $138,707     $ 97,213        $15,934      $   54,461

Ratio of earnings to
 combined fixed charges and
 preferred stock
 dividends(5)..............       3.8x        4.5x        3.2x       3.7x       4.6x         4.0x           1.4x             --

CASH FLOWS RELATED TO:

Operating activities.......  $ 46,566   $  49,654   $  56,040   $ 70,799   $ 81,691     $ 61,656        $ 8,416      $   35,756

Investing activities.......    (6,864)   (142,168)   (127,723)   (27,864)   (15,060)     (10,837)        (1,468)       (914,493)

Financing activities.......   (37,594)     90,960      71,801    (33,008)   (86,537)     (53,129)         1,071         916,766

-------------------------

(1) Non-cash expenses consist primarily of pension expense not requiring cash payments. In addition, during the second quarter of 1997, LIN disposed of towers and other broadcast equipment that could no longer be used with digital technology.

(2) On August 1, 1998, LIN entered into an agreement with Southwest Sports Television Inc. pursuant to which Southwest Sports Television renders certain services with respect to KXTX-TV in exchange for a management fee equal to the cash receipts of the station less operating and other expenses.

(3) Merger expense consists of financial, legal advisory and regulatory filing fees in connection with LIN's acquisition by affiliates of Hicks Muse.

(4) In 1994, LIN wrote off the unamortized balance of deferred debt issuance costs of $2,925 as an extraordinary charge.

(5) Earnings were insufficient to cover fixed charges by $22,820 for LIN for the period from March 3, 1998 to September 30, 1998.

                                  RISK FACTORS

The following risks should be considered by the Chancellor Media and LIN stockholders in deciding whether to approve and adopt the merger agreement. In addition, you are strongly urged to consider the information set forth elsewhere in this joint proxy statement/ prospectus.

POTENTIAL NEGATIVE CONSEQUENCES OF SUBSTANTIAL INDEBTEDNESS OF CHANCELLOR MEDIA AND LIN

Please be aware of the following:

- as of September 30, 1998, Chancellor Media had outstanding long-term indebtedness of approximately $3.0 billion, an accumulated deficit of $245.7 million and stockholders' equity of $2.4 billion; and

- as of September 30, 1998, LIN had outstanding long-term indebtedness of approximately $672.9 million, an accumulated deficit of $22.0 million and stockholders' equity of $537.1 million.

If Chancellor Media completes the merger with LIN and all of its other pending transactions, Chancellor Media will have even more outstanding indebtedness as follows:

- as of September 30, 1998, on a pro forma basis after giving effect to the transactions described in the "Pro Forma Financial Information" beginning on page P-1, Chancellor Media would have had outstanding long-term indebtedness of approximately $7.3 billion, an accumulated deficit of $236.1 million and stockholders' equity of $5.7 billion. See "Pro Forma Financial Information;" and

- in addition to the long-term indebtedness referred to above, Chancellor Media expects to finance the acquisition of Petry Media Corporation through the incurrence of additional long-term indebtedness, which is currently anticipated to be approximately $130.0 million.

Such a large amount of indebtedness could have negative consequences for Chancellor Media following the merger, including without limitation, the following:

- limitations on its ability to obtain financing in the future;

- much of its cash flow will be dedicated to interest obligations and unavailable for other purposes;

- the high level of indebtedness limits its flexibility to deal with changing economic, business and competitive conditions; and

- approximately 52.2% of its borrowings are at variable rates of interest which makes Chancellor Media vulnerable to increases in interest rates.

The failure to comply with the covenants in the agreements governing the terms of Chancellor Media's and LIN's indebtedness could be an event of default and could accelerate the payment obligations and, in some cases, could affect other obligations with cross-default and cross-acceleration provisions.

Chancellor Media's ability to satisfy its debt service obligations will depend on its performance following the merger. Chancellor Media's performance will ultimately be affected by general economic and business factors, many of which will be outside of its control. If Chancellor Media cannot satisfy its debt service obligations, it will be forced to find alternative sources of funds by selling assets, restructuring, refinancing debt or seeking additional equity capital. There can be no assurance that any of these alternative sources would be available on satisfactory terms or at all.

RESTRICTIONS IMPOSED ON CHANCELLOR MEDIA BY AGREEMENTS GOVERNING DEBT
INSTRUMENTS

The senior loan agreements and the various indentures governing the debt instruments of Chancellor Media and its subsidiaries contain certain covenants that restrict or will restrict, among other things, its ability to:

- incur additional debt, incur liens, pay dividends or make certain types of payments;

- sell certain assets;

- enter into certain transactions with affiliates;

- enter into sale and leaseback transactions;

- conduct businesses other than the ownership and operation of radio and television broadcast stations and businesses related to radio and television;

- merge or consolidate with any other person; or

- dispose of all or substantially all of its assets.

Also, the senior loan agreements require or will require, Chancellor Media to maintain particular financial ratios and satisfy financial condition tests. Chancellor Media's ability to comply with the ratios and the tests will be affected by events outside its control and there can be no assurance that it will meet those tests. A breach of any of the covenants or failure to meet the tests could result in an event of default which would allow the lenders to declare all amounts outstanding immediately due and payable. In the case of the senior loan agreements, if Chancellor Media were unable to pay the amounts due, the lenders could, subject to compliance with applicable FCC rules, proceed against the collateral securing the indebtedness. If the amounts outstanding under the loan agreements were accelerated, there can be no assurance that Chancellor Media's assets would be sufficient to repay the amount in full.

FIXED CHARGES NEGATIVELY IMPACT RESULTS OF OPERATIONS

In the past, Chancellor Media has experienced net losses as a result of significant interest charges and amortization charges relating to acquisitions. Chancellor Media's net loss attributable to common stockholders for the years ended December 31, 1995, 1996 and 1997 was $10.7 million, $20.0 million and $43.9 million, respectively. It is expected that increased interest and amortization relating to acquisitions will continue to have a negative impact on Chancellor Media's results. On a pro forma basis, after giving effect to the transactions described in "Pro Forma Financial Information" beginning on page P-1, the net loss attributable to common stockholders would have been $604.3 million and

$370.0 million for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively.

FIXED EXCHANGE RATIO FOR LIN STOCKHOLDERS DESPITE POSSIBLE FLUCTUATION IN CHANCELLOR MEDIA'S STOCK PRICE

The ratio of the number of shares of Chancellor Media common stock to be received in exchange for shares of LIN common stock is expressed as a fixed ratio in the merger agreement. Accordingly, the ratio will not be adjusted in the event of any increase or decrease in the price of Chancellor Media common stock. As an example, on the date the companies set the exchange ratio for the merger, Chancellor Media's common stock was $51 per share, making each share of LIN common stock worth approximately $1.53 in the merger. As of February 11, 1999, the last reported sale price of Chancellor Media common stock was $50.75 per share, which would make each share of LIN common stock worth approximately $1.52 at current market prices. In addition, the price of Chancellor Media common stock at the time the merger is completed may vary from its price at the date of this joint proxy statement/prospectus and the date of the Chancellor Media and LIN special meetings, possibly by a large amount. Any variation may be the result of one or more of the following:

- changes in the business, operations or prospects of Chancellor Media;

- market assessments of the likelihood that the merger and Chancellor Media's other pending transactions will be consummated;

- regulatory considerations; and

- general market and economic conditions, many of which may be beyond the control of Chancellor Media and LIN.

Chancellor Media and LIN presently do not intend to resolicit stockholder approval should the market price of Chancellor Media common stock change materially after the meetings. Stockholders of LIN and Chancellor Media are urged to obtain current market quotations for Chancellor Media common stock. See "Summary -- Market Price and Dividend Information."

COMPETITIVE NATURE OF RADIO AND TELEVISION BROADCASTING, OUTDOOR ADVERTISING AND MEDIA REPRESENTATION

Chancellor Media's various lines of business are in highly competitive industries. Chancellor Media's radio broadcasting stations and, upon completion of the merger, television broadcasting stations, and outdoor advertising properties compete for audiences and advertising revenues with other radio and television stations and outdoor advertising companies, as well as with other media, such as newspapers, magazines, cable television, yellow pages, the Internet, and direct mail, within their respective markets. Audience ratings and market shares are subject to change, which could have an adverse effect on Chancellor Media's revenues in that market. Consequently, Chancellor Media may not be able to maintain or increase its current audience ratings or advertising revenues.

POTENTIAL EFFECTS ON LICENSES AND OWNERSHIP OF REGULATION OF THE RADIO AND TELEVISION BROADCASTING INDUSTRIES

The radio and television broadcasting industries are subject to regulation by governmental entities. In particular, under the Communications Act of 1934, as amended, the Federal Communications Commission licenses radio and television stations and extensively regulates their ownership and operation. Both Chancellor Media and LIN depend on their ability to hold their respective Federal Communications Commission broadcast licenses, which are normally granted for terms of eight years and are renewable. Although the vast majority of Federal Communications Commission broadcast licenses are routinely renewed when their terms expire, there can be no assurance that a renewal will be granted in any given case or, if granted, that restrictive conditions will not be imposed on the grant. In addition, limitations on the ownership of television and radio stations under the Federal Communications Commission's current rules, or under revised rules now being considered by the Federal Communications Commission, could restrict the ability of Chancellor Media and LIN to consummate future transactions and in certain circumstances could require that some radio and/or television stations be sold. For example, the Federal Communications Commission currently is considering revising its policy regarding television local marketing agreements. Accordingly, it is unclear whether LIN will be able to program stations under LIN's existing agreements for the remainder of their current terms, extend these agreements, or enter into new local marketing agreements in other markets in which LIN currently owns or operates television stations. In addition, the Federal Communications Commission is also currently considering amending its "one-to-a-market" rule, under which LIN and Chancellor Media currently operate under waivers in certain markets, to revise the limitation on the number of radio stations a party may own in any market in which it also owns a television station.

For a more detailed explanation of the significant regulatory issues affecting the radio and television broadcasting industries, see "The
Companies -- Chancellor Media -- Licensing and Ownership Issues Relating to Federal Regulation of the Radio Broadcasting Industry," "The
Companies -- LIN -- Licensing, Ownership and LMA Issues Relating to Federal Regulation of the Television Broadcasting Industry" and "The Merger -- Certain Regulatory Matters -- FCC Approval."

POTENTIAL CONFLICT OF INTEREST AS A RESULT OF CROSS-OWNERSHIP

The merger of LIN and Chancellor Media represents a combination of two companies in which Hicks Muse has a substantial economic interest. You should be aware that Thomas O. Hicks, the Chairman of the Board of Chancellor Media, is also the Chairman of the Board of LIN, and he is a shareholder, director, principal, managing director and executive officer of various entities affiliated with Hicks Muse. The following table demonstrates the various overlapping interests of directors and officers of Chancellor Media and LIN and Hicks Muse affiliates:

                           CHANCELLOR MEDIA
                               DIRECTOR          LIN DIRECTOR
NAME                        AND/OR OFFICER      AND/OR OFFICER   HICKS MUSE AFFILIATE
----                      -------------------   --------------   --------------------
Thomas O. Hicks.........          YES                YES                 YES
Michael J. Levitt.......          YES                YES                 YES
Eric C. Neuman..........          YES                YES                  --
Lawrence D. Stuart,
  Jr....................          YES                YES                 YES

You also need to be aware that Thomas O. Hicks and affiliates of Hicks Muse own as of the date of this joint proxy statement/prospectus approximately 11.9% of the outstanding common stock of Chancellor Media, and approximately 74.7% of the outstanding common stock of LIN. Affiliates of Hicks Muse purchased their shares of LIN common stock in March 1998 in connection with the acquisition of LIN Television by Hicks Muse. Hicks Muse affiliates will receive approximately 12 million shares of Chancellor Media common stock in the merger. After the merger is completed, it is expected that affiliates of Hicks Muse will own approximately 18.3% of the outstanding Chancellor Media common stock, or about 15.1% when all of the outstanding options and convertible securities of Chancellor Media following the merger are taken into account. In addition, if the merger with Capstar Broadcasting Corporation is completed, which Chancellor Media has agreed to acquire in a reverse merger, affiliates of Hicks Muse will control approximately 30.5% of the outstanding shares, 26.1% on a fully-diluted basis, of Chancellor Media common stock.

In addition to the above interests, you should know that Hicks Muse is in the business of making significant investments in existing companies or forming new ones. In the past, these have included broadcast businesses other than Chancellor Media or LIN that may compete with them for acquisition opportunities or advertising business. Currently, besides Capstar, Hicks Muse also has an interest in Sunrise Broadcasting, Inc., which owns a number of television stations. This cross-ownership may prevent Chancellor Media from acquiring television or radio stations in markets where Sunrise owns or operates television stations because of FCC rules. Also, Hicks Muse may pursue and acquire television stations through Sunrise that LIN might have otherwise had a chance to acquire.

DIFFICULTY OF INTEGRATING ACQUISITIONS AND ENTERING NEW LINES OF BUSINESS

As a result of the merger, Chancellor Media will enter into a new line of business. Although radio and television broadcasting are similar, Chancellor Media will be learning the operations of the television business of LIN and managing a much larger group of employees following the merger. Consequently, senior management will be required to spend a considerable amount of time, with the help of LIN's senior management, learning the business and integrating new employees into the combined entity in the radio and television markets. Management's focus on the integration of the new employees will likely make it difficult to pursue other opportunities for a period of time. Also, there can be no assurance that management will be able to successfully integrate the new employees following the merger. In addition, Chancellor Media is currently in the process of building its outdoor advertising management team, another new line of business for Chancellor Media.

The integration of LIN and the operation of its television business is not the only challenge facing management. Chancellor Media has acquired or is in the process of acquiring a number of entities in various lines of business, including outdoor advertising and media representation. Also, Chancellor Media has recently created a national radio network. Consequently, management's focus will be on integrating many new acquisitions, learning new industries and conducting its operations on a much larger scale.

Chancellor Media's acquisition strategy involves other risks, including without limitation, increasing its debt payment obligations and the potential loss of valuable employees. The availability of additional financing cannot be assured and, depending on the terms of the potential acquisitions, may be restricted by the terms of the senior loan agreements of subsidiaries of Chancellor Media and LIN and the indentures relating to the various outstanding debt instruments of those subsidiaries. There can be no assurance that any future acquisitions will not have a material adverse effect on Chancellor Media's financial condition and results of operations.

POSSIBLE DELAY IN CONSUMMATION OF PENDING TRANSACTIONS DUE TO ANTITRUST REVIEW

As a result of the concentration of ownership in the radio broadcast industry, the U.S. Department of Justice has been looking closely at acquisitions in the industry, including certain of Chancellor Media's transactions. The consummation of each of its pending transactions is, and any of the future transactions contemplated by Chancellor Media will likely be, subject to the notification filing requirements, applicable waiting periods and possible review by the U.S. Department of Justice or the U.S. Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Department of Justice review of certain transactions has caused, and may continue to cause, delays in anticipated closings of certain transactions and, in some cases, may result in attempts by the Department of Justice to enjoin such transactions or negotiate modifications to the proposed terms. These delays, injunctions or modifications could have a negative effect on Chancellor Media and result in the abandonment of some otherwise attractive opportunities. Although Chancellor Media does not believe that its acquisition strategy as a whole will be negatively affected in any material way by antitrust review or by additional divestitures it may have to make as a result of the review, there can be no assurance that this will be the case.

POTENTIAL ADVERSE CONSEQUENCES OF GUARANTEE OF NBC JOINT VENTURE LOAN

As a part of the acquisition of LIN Television by Hicks Muse completed in March 1998, the NBC joint venture received a $815 million loan from General Electric Capital Corporation. As part of that transaction, General Electric Capital Corporation required LIN's wholly-owned subsidiary, Ranger Equity Holdings B, to guarantee payment of the General Electric Capital Corporation loan in case the NBC joint venture was unable to pay and the proceeds from the sale of its assets were insufficient to pay off the General Electric Capital Corporation Loan.

Ranger B owns 63% of LIN Holdings, parent of LIN Television. If the NBC joint venture were unable to pay principal or interest on the General Electric Capital Corporation loan and General Electric Capital Corporation could not otherwise get its money back from the NBC joint venture, General Electric Capital Corporation could require Ranger B to pay the shortfall of any outstanding amounts under the General Electric Capital Corporation loan. If this happened, Chancellor Media could experience serious adverse consequences, including:

- since Ranger B has no assets other than its 63% ownership of LIN Holdings, General Electric Capital Corporation could sell the stock of LIN Holdings to satisfy outstanding amounts under the General Electric Capital Corporation loan;

- if more than 50% of the ownership of LIN Holdings had to be sold to satisfy the General Electric Capital Corporation loan, it could cause acceleration of the senior credit facility and senior subordinated notes of LIN Television and the senior discount notes of LIN Holdings; and

- if the General Electric Capital Corporation loan is prepaid because of an acceleration on default or otherwise, LIN may incur a substantial tax liability which would have a material adverse effect on Chancellor Media.

The NBC joint venture is approximately 80% owned by NBC, and NBC controls the operations of the stations through a management contract. Therefore, the operation and profitability of those stations, the amount of cash to be received in the future as distributions on the approximately 20% interest, and the likelihood of a default under the General Electric Capital Corporation loan are primarily within NBC's control.

POSSIBLE LOSS OF ADVERTISING SPACE DUE TO REGULATION OF OUTDOOR ADVERTISING

Outdoor advertising displays are subject to regulation at the federal, state and local levels. These regulations, in some cases, limit the height, size, location and operation of billboards and, in limited circumstances, regulate the content of the advertising copy displayed on the billboards. Some governmental regulations prohibit the construction of new billboards or the replacement, relocation, enlargement or upgrading of existing structures. Some cities have adopted amortization ordinances under which, after the expiration of a certain period of time, billboards must be removed at the owner's expense and without the payment of consideration. Ordinances requiring the removal of billboards without compensation, whether through amortization or otherwise, are being challenged in various state and federal courts with conflicting results. There can be no assurance that Chancellor Media will be successful in negotiating acceptable arrangements if its displays are subject to removal or amortization, and what effect, if any, these regulations may have on its operations.

LOSS OF ADVERTISERS DUE TO TOBACCO AND ALCOHOL INDUSTRY REGULATION

The major U.S. tobacco companies that are defendants in numerous class action suits throughout the country recently reached an out-of-court settlement with 46 states that includes a ban on outdoor advertising of tobacco products. The settlement agreement was finalized on November 23, 1998, but must be ratified by the courts in each of the 46 states participating in the settlement. In addition to the mass settlement, the tobacco industry previously had come to terms with the remaining four states individually. The terms of the individual settlements also included bans on outdoor advertising of tobacco products. For the nine months ended September 30, 1998, approximately 1.5% of Chancellor Media's revenues came from the outdoor advertising of tobacco products.

In addition to the settlement agreements, state and local governments are also regulating the outdoor advertising of alcohol and tobacco products. For example, several states and cities have laws restricting tobacco billboard advertising near schools and other locations frequented by children. Some cities have proposed even broader restrictions, including complete bans on outdoor tobacco advertising on billboards, kiosks, and private business window displays. It is possible that state and local governments may propose or pass similar ordinances to limit outdoor advertising of alcohol and other products or services in the future. Legislation regulating tobacco and alcohol advertising has also been introduced in a number of European countries in which we conduct business, and could have a similar impact.

The effect of these regulations, potential legislation and settlement agreements on Chancellor Media's business and operations could be material. The elimination of billboard advertising by the tobacco industry will cause a reduction in Chancellor Media's direct revenues from advertisers and may simultaneously increase the available space on the existing inventory of billboards in the outdoor advertising industry. This industry-wide increase in space may in turn result in a lowering of outdoor advertising rates in outdoor advertising markets or limit the ability of industry participants to increase rates for some period of time.

Any regulatory changes or further settlement agreements restricting the ability to utilize outdoor advertising for alcohol or tobacco products could have a material adverse effect on Chancellor Media.

CONTROL OF THE COMBINED COMPANY BY HICKS MUSE

Thomas O. Hicks and affiliates of Hicks Muse hold approximately 11.9% of the outstanding shares of Chancellor Media common stock. Immediately following the merger and the issuance of Chancellor Media common stock, it is expected that Mr. Hicks and affiliates of Hicks Muse will control approximately 18.3% of the outstanding common stock of the combined company. If Chancellor Media completes the Capstar merger, Hicks Muse will control approximately 30.5% of the outstanding shares, 26.1% on a fully-diluted basis, of Chancellor Media's common stock. Additionally, Messrs. Hicks, Lawrence D. Stuart, Jr., and Michael J. Levitt, each directors of Chancellor Media, are also principals or executive officers of Hicks Muse. Accordingly, Mr. Hicks and Hicks Muse will continue to have a great deal of influence over the management policies of Chancellor Media and all matters submitted to a vote of the holders of Chancellor Media common stock. Also, the combined voting power of Mr. Hicks and Hicks Muse may have the effect of discouraging selected transactions involving an actual or potential change of control of Chancellor Media.

As discussed previously, Hicks Muse has agreed to "neutralize" its vote on the merger with LIN by voting in proportion to the other stockholders of Chancellor Media. See "Risk Factors -- Potential Conflict of Interest as a Result of Cross-Ownership" and "The Companies -- Chancellor Media -- Legal Proceedings" on
page   .

INVESTORS SHOULD NOT PLACE UNDUE RELIANCE ON FORWARD-LOOKING INFORMATION

Information contained in this joint proxy statement/prospectus may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and

Section 21E of the Exchange Act, which can be identified by the use of forward-looking terminology like "may," "will," "expect," "intend," "anticipate," "believe," "estimate" or "continue" or the negative thereof or other variations of those words or comparable terminology. All statements other than statements of historical facts included in this joint proxy statement/prospectus, including those regarding Chancellor Media's and LIN's financial position, business strategy, projected costs and plans and objectives of management for future operations are forward-looking statements. The foregoing matters and other factors noted throughout this joint proxy statement/prospectus are cautionary statements identifying factors with respect to any such forward-looking statements, including particular risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

All forward-looking statements contained in this joint proxy statement/prospectus are expressly qualified in their entirety by such cautionary statements. Stockholders of Chancellor Media and LIN are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of the joint proxy statement/ prospectus. Neither Chancellor Media nor LIN undertakes any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this joint proxy statement/prospectus.

                                 THE COMPANIES

                                CHANCELLOR MEDIA
GENERAL

Chancellor Media is a diversified multi-media company that:

- owns and/or operates Chancellor Radio Group which consists of 125 radio stations in 23 of the largest U.S. markets and Puerto Rico, 112 stations of which are owned and 13 stations of which are currently operated under time brokerage agreements;

- provides national media sales representation through Katz Media Group, Inc., a wholly-owned subsidiary; and

- has a significant and growing outdoor advertising presence in Chancellor Outdoor Group.

CHANCELLOR RADIO GROUP

Chancellor Media's current radio station portfolio consists of 125 stations, of which 92 are FM stations and 33 are AM stations. Chancellor Media currently operates 13 of its stations under time brokerage agreements which permit Chancellor Media to program substantially all of the air time on another person's station and sell the advertising time for the programming. Furthermore Chancellor Media owns four or five FM stations in a total of 16 markets in which it operates ("superduopolies"). Chancellor Media owns superduopolies in 11 of the nation's 15 largest radio markets -- Los Angeles, New York, Chicago, San Francisco, Dallas/Ft. Worth, Philadelphia, Washington, D.C., Houston, Detroit, Denver and Minneapolis-St. Paul and in five other large markets -- Phoenix, Cleveland, Pittsburgh, Orlando and Puerto Rico. Upon consummation of the Pending
Transactions (as defined on page   ), Chancellor Media will own over 465 radio
stations and will increase its number of superduopolies to 44.

As a complement to its radio broadcasting operations, Chancellor Media formed a national radio network, The AMFM Radio Networks, which began broadcasting advertising over Chancellor Media's portfolio of stations and stations owned by Capstar in January 1998. Management believes that The AMFM Radio Networks will allow Chancellor Media to further leverage this broad station base, personalities and advertising inventory by delivering a national audience of approximately 66 million listeners, including approximately 45 million listeners from Chancellor Media's portfolio of stations, to network advertisers. The AMFM Radio Networks has expanded through the acquisition of syndicated programming shows including American Top 40 with Casey Kasem, Rockline, Modern Rock Live, Reelin' in the Years and Live from the Pit.

Chancellor Media's radio station portfolio is geographically diversified and employs a wide variety of programming formats, including adult contemporary, contemporary hit radio, urban, jazz, country, oldies, news/talk, rock and sports. Each of Chancellor Media's radio stations targets a specific demographic audience within a market, with the majority of the stations appealing primarily to 18 to 34 or 25 to 54 year old men and/or women, the demographic groups most sought after by advertisers. Management believes that, because of the size and diversity of its radio station portfolio, Chancellor Media is not unduly reliant on the performance of any one station or market. No single market to be served by Chancellor Media represented more than 6% of Chancellor Media's pro forma broadcast cash flow for the nine months ended September 30, 1998, excluding the acquisition of Petry Media Corporation.

MEDIA REPRESENTATION

Chancellor Media entered into the media representation business with the acquisition of Katz on October 28, 1997. Katz is a full-service media representation firm serving multiple types of electronic media, with leading market share in the representation of radio and television stations and cable television systems. Katz is retained on an exclusive basis by radio stations, television stations and cable television systems in over 200 designated market areas throughout the United States, including at least one radio or television station in each of the 50 largest designated market areas, to sell national spot advertising air time. Upon consummation of the proposed acquisition of Petry, Chancellor Media will expand its presence in the television representation segment.

CHANCELLOR OUTDOOR GROUP

In July 1998, Chancellor Media entered the outdoor advertising business with the acquisition of Martin Media, an outdoor advertising company with over 14,500 billboards and outdoor displays in 12 states. As a result of the consummation of the acquisition of the Outdoor Advertising division of Whiteco Industries, Inc., the Chancellor Outdoor Group now owns and operates over 41,000 outdoor advertising display faces and ranks among the top five outdoor companies in the United States.

CONSOLIDATED COMPANY

On a pro forma basis after giving effect to the transactions described in "Pro Forma Financial Information" beginning on page P-1, excluding the merger with LIN, Chancellor Media would have had net revenue and broadcast cash flow of approximately $1.6 billion and $673.2 million, respectively, for the nine months ended September 30, 1998, its pro forma broadcast cash flow margin for such period would have been 43%, and approximately 59% of pro forma net revenue for such period would have been generated by markets in which Chancellor Media owns superduopolies. Furthermore, Chancellor Media, prior to the merger with LIN, would have generated approximately 82% of its net revenue from radio operations, approximately 8% from media representation operations and approximately 10% from outdoor advertising operations. The acquisition of Petry is excluded from the pro forma information included in this Joint Proxy Statement/ Prospectus for a number of reasons including:

- uncertainty as to whether such transaction will be consummated and, if consummated, on what terms; and

- the availability to Chancellor Media of necessary financial information pending settlement with the U.S. Department of Justice (the "DOJ"). In the opinion of management of Chancellor Media, such information is not material to such pro forma presentations, either individually or in the aggregate.

RECENT DEVELOPMENTS

Summary of Acquisitions and Dispositions Since January 1, 1997

Since January 1, 1997, Chancellor Media has completed the following:

- the merger with Chancellor Broadcasting Company, which added 52 radio stations, 36 FM and 16 AM, to the Company's portfolio of stations, for a net purchase price of approximately $2.0 billion;

- the acquisition of 33 radio stations for a net purchase price of approximately $1.7 billion;

- the exchange of 12 radio stations and $156.8 million in cash for nine radio stations and $9.5 million in cash;

- the sale or other disposition of 10 radio stations for $269.3 million in cash and a promissory note for $18.0 million;

- the acquisition of Katz, a full service media representation firm, for a net purchase price of approximately $379.1 million;

- the acquisition of Global Sales Development, Inc., a consulting firm based in Richmond, Virginia, for $0.7 million to lead the formation of a new marketing group division to enhance revenues derived from radio sales promotion activities;

- the acquisition of Martin Media and certain affiliated companies including Martin & MacFarlane, Inc. ("Martin Media"), an outdoor advertising company with over 14,500 billboards and outdoor displays in 12 states serving 23 markets, for approximately $621.1 million;

- the acquisition of the assets of the Outdoor Advertising Division of Whiteco Industries, Inc., an outdoor advertising company with over 22,000 billboards and outdoor displays in 34 states, for $930.0 million in cash plus working capital and other direct acquisition costs;

- the acquisition of approximately 1,000 display faces from Kunz & Company for $33.3 million in cash plus other direct acquisition costs;

- the acquisition of approximately 3,900 additional billboards and outdoor displays for approximately $52.4 million in cash (the "Other Outdoor Acquisitions");

- the acquisition of various syndicated programming shows of Casey Kasem and the related programming libraries for $7.2 million in cash and $7.0 million in the form of a note due August 2000 (the "Kasem Acquisition");

- the acquisition of Primedia Broadcast Group, Inc. and certain of its affiliates, which own and operate eight FM radio stations in Puerto Rico, for approximately $76.1 million in cash less working capital deficit plus other direct acquisition costs;

- the acquisition of approximately a 24.1% non-voting interest in Z-Spanish Media Corporation for $25.0 million in cash; and

- the acquisition of four FM and two AM stations in Cleveland for $275.0 million in cash plus various other direct acquisition costs.

These transactions, excluding the Other Outdoor Acquisitions and the Kasem Acquisition, together with the acquisitions and dispositions completed by Chancellor Broadcasting Company prior to the merger with Evergreen Media Corporation are referred to herein as the "Completed Transactions."

Pending Transactions

- On February 20, 1998, Chancellor Media entered into an agreement to acquire from Capstar KTXQ-FM and KBFB-FM in Dallas/Ft. Worth, KODA-FM, KKRW-FM and KQUE-AM in Houston, KPLN-FM and KYXY-FM in San Diego and WVTY-FM, WJJJ-FM, WXDX-FM and WDVE-FM in Pittsburgh (collectively, "the Capstar/ SFX Stations") for an aggregate purchase price of approximately $637.5 million in a series of purchases and exchanges over a period of three years (the "Capstar/

  SFX Transaction"). The Capstar/SFX Stations were acquired by Capstar as part of Capstar's acquisition of SFX on May 29, 1998. On May 29, 1998, Chancellor Media exchanged WAPE-FM and WFYV-FM in Jacksonville, valued for purposes of the Capstar/SFX Transaction at $53.0 million, plus $90.3 million in cash to Capstar in return for KODA-FM in Houston (the "Houston Exchange") and began operating the remaining ten Capstar/SFX Stations under time brokerage agreements. The purchase price for the remaining ten Capstar/SFX Stations will be approximately $494.3 million. Chancellor Media is currently assessing whether the terms of the Capstar/SFX Transaction will be modified upon the consummation of the Capstar merger.

- On April 8, 1998, Chancellor Media entered into an agreement to acquire Petry Media Corporation, a leading independent television representation firm. The agreement currently provides for a purchase price of $129.5 million in cash. On June 3, 1998, the DOJ issued a second request for additional information under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") in connection with the acquisition to which Chancellor Media has responded. Chancellor Media and Petry are still negotiating with the DOJ regarding this transaction and have agreed to extend the waiting period under the HSR Act pending completion of these discussions. Accordingly, at this time, Chancellor Media cannot be sure of the terms on which this transaction will be completed, if at all.

- On August 20, 1998, Chancellor Media entered into an agreement to sell WMVP-AM in Chicago to ABC, Inc. for $21.0 million in cash. Chancellor Media entered into a time brokerage agreement to sell substantially all of the broadcast time of WMVP-AM effective September 10, 1998. Although there can be no assurance, Chancellor Media expects that the disposition of WMVP-AM will be consummated in the first quarter of 1999.

- On August 26, 1998, Chancellor Media and Capstar entered into an agreement to merge in a stock-for-stock transaction that will create the nation's largest radio broadcasting entity. Pursuant to this agreement, Chancellor Media will acquire Capstar in a reverse merger in which Capstar will be renamed Chancellor Media Corporation. Each share of Chancellor Media common stock will represent one share in the combined entity. Each share of Capstar common stock will represent 0.480 shares of common stock in the combined entity, subject to an upward adjustment not to exceed 0.025 shares to the extent that Capstar's 1998 cash flow from specified assets exceeds certain specified targets. Upon consummation of its pending transactions, Capstar will own and operate more than 340 radio stations serving 82 mid-sized markets nationwide. Chancellor Media began operating WKNR-AM in Cleveland under a time brokerage agreement effective February 1, 1999. Although there can be no assurance, Chancellor Media expects that the Capstar merger will be consummated in the second quarter of 1999.

- On September 3, 1998, Chancellor Media entered into an agreement to acquire Pegasus Broadcasting of San Juan, L.L.C., a television broadcasting company which owns a television station in Puerto Rico, for approximately $69.6 million in cash. An application to transfer control of Pegasus to Chancellor Media has been filed with the Federal Communications Commission (the "FCC"). Telemundo of Puerto Rico License Corporation has filed a petition to deny this application. There can be no assurance that the FCC will grant Chancellor Media's application to acquire control of Pegasus. If the

  FCC does grant Chancellor Media's application, Chancellor Media may assign its rights under its agreement with Pegasus to LIN.

- On September 15, 1998, Chancellor Media entered into an agreement to acquire KKFR-FM and KFYI-AM in Phoenix from The Broadcast Group, Inc. for $90.0 million in cash. Chancellor Media began operating KKFR-FM and KFYI-AM under a time brokerage agreement effective November 5, 1998. Although there can be no assurance, Chancellor Media expects that the Phoenix acquisition will be consummated in the second quarter of 1999.

The foregoing transactions are collectively referred to herein as the "Pending Transactions." Consummation of each of the Pending Transactions discussed above is subject to various conditions, including, in certain cases, approval from the FCC and the expiration or early termination of any waiting period required under the HSR Act. Except as described above, Chancellor Media believes that such conditions will be satisfied in the ordinary course, but there can be no assurance that this will be the case.

1998 Financing Transactions

- On March 13, 1998, Chancellor Media completed an offering of 21,850,000 shares of its common stock. The net proceeds from the equity offering of approximately $994.6 million were used to reduce bank borrowings under the revolving credit portion of Chancellor Media's senior credit facility and the excess proceeds were initially invested in short-term investment grade securities. Chancellor Media subsequently used the excess proceeds for general corporate purposes, including the financing of certain acquisitions and exchanges.

- On May 8, 1998, Chancellor Media Corporation of Los Angeles ("CMCLA") completed a consent solicitation to modify certain timing restrictions on its ability to exchange all shares of its 12% exchangeable preferred stock for its 12% Subordinated Exchange Debentures due 2009. Consenting holders of 12% exchangeable preferred stock received payments of $0.05 per share of 12% exchangeable preferred stock. On May 13, 1998, CMCLA exchanged the shares of 12% exchangeable preferred stock for 12% Subordinated Exchange Debentures due 2009. In connection with the consent solicitation and the exchange, CMCLA incurred approximately $0.3 million in transaction costs which were recorded as deferred debt issuance costs.

- On June 10, 1998, CMCLA completed a cash tender offer for all of its 12% Subordinated Exchange Debentures due 2009 for an aggregate repurchase cost of $262.5 million which included:

     (1) the principal amount of the 12% Subordinated Exchange Debentures due 2009 of $211.8 million;

     (2) premiums on the repurchase of the 12% Subordinated Exchange Debentures due 2009 of $47.8 million;

     (3) accrued and unpaid interest on the 12% Subordinated Exchange Debentures due 2009 from May 14, 1998 through June 10, 1998 of $2.0 million; and

     (4) estimated transaction costs of $1.0 million.

  In connection with the tender offer, CMCLA recorded an extraordinary charge of $31.9 million, net of a tax benefit of $17.2 million, consisting of the premiums, estimated transaction costs and the write-off of the unamortized balance of deferred debt issuance costs.

- On July 20, 1998, CMCLA completed a consent solicitation to modify certain timing restrictions on its ability to exchange all shares of its 12 1/4% series A senior cumulative exchangeable preferred stock for its 12 1/4% Subordinated Exchange Debentures due 2008. Consenting holders of 12 1/4% series A cumulative exchangeable preferred stock received payments of $0.05 per share of 12 1/4% series A cumulative exchangeable preferred stock. On July 23, 1998, CMCLA exchanged the shares of 12 1/4% series A cumulative exchangeable preferred stock for 12 1/4% Subordinated Exchange Debentures due 2008. In connection with the consent solicitation and the exchange, CMCLA incurred approximately $0.2 million in transaction costs which were recorded as deferred debt issuance costs.

- On August 19, 1998, CMCLA completed a cash tender offer for all of its 12 1/4% Subordinated Exchange Debentures due 2008 for an aggregate repurchase cost of $144.5 million which included:

     (1) the principal amount of the 12 1/4% Subordinated Exchange Debentures due 2008 of $119.4 million;

     (2) premiums on the repurchase of the 12 1/4% Subordinated Exchange Debentures due 2008 of $22.7 million;

     (3) accrued and unpaid interest on the 12 1/4% Subordinated Exchange Debentures due 2008 from August 16, 1998 through August 19, 1998 of $1.8 million; and

     (4) estimated transaction costs of $0.6 million.

  In connection with the tender offer, CMCLA recorded an extraordinary charge of $15.2 million, net of a tax benefit of $8.2 million, consisting of the premiums, estimated transaction costs and the write-off of the unamortized balance of deferred debt issuance costs.

- On September 30, 1998, CMCLA issued $750.0 million aggregate principal amount of 9% Senior Subordinated Notes due 2008 for estimated net proceeds of $730.0 million. The net proceeds from the offering were used to finance certain of Chancellor Media's acquisitions in 1998. Prior to consummation of those acquisitions, Chancellor Media used the net proceeds to temporarily reduce borrowings outstanding under the revolving credit portion of its senior credit facility.

- On November 17, 1998, CMCLA issued $750.0 million aggregate principal amount of 8% Senior Notes due 2008 for estimated net proceeds of $730.0 million. The net proceeds from the offering were used to reduce bank borrowings under the revolving credit portion of the senior credit facility and the excess proceeds will be invested in short-term investment grade securities.

The foregoing transactions are referred to herein as the "1998 Financing Transactions."

COMPANY STRATEGY

Chancellor Media's overall strategy is to create a leading multi-media company with a significant overlapping presence in radio, television and outdoor advertising markets. In this regard, Chancellor Media has built a diversified portfolio of media assets which enables Chancellor Media to deliver more options and greater value to its advertising clients. Chancellor Media believes the multi-media platform creates significant growth opportunities and synergies through cross selling, cross promotion and cost savings in markets where radio and outdoor advertising operations overlap. Chancellor Media plans on leveraging the extensive operating experience of its senior management team to continue to enhance revenue and cash flow growth.

Radio Broadcast Strategy. The Chancellor Radio Group senior management team, led by James E. de Castro, President of Chancellor Radio Group, has extensive experience in acquiring and operating radio station groups. The Chancellor Radio Group business strategy is to assemble and operate radio station clusters in order to maximize the broadcast cash flow generated in each market.

Chancellor Radio Group seeks to capitalize on revenue growth and expense savings opportunities through the successful integration of station cluster groups. Management believes that radio station clusters can attract increased revenues in a market by delivering larger combined audiences to advertisers and by engaging in joint marketing and promotional activities. In addition, management expects to realize significant expense savings through the consolidation of facilities and through the economies of scale created in areas such as national representation commissions, employee benefits, insurance premiums and other operating costs.

Chancellor Radio Group also seeks to maximize station operating performance through intensive market research, innovative programming and unique marketing campaigns to establish strong listener loyalty and ensure steady long-term audience share ratings. Management believes its ratings growth in many of its markets is driven by Chancellor Radio Group's ability to attract talented people and to continue delivering quality programming to its listeners.

Chancellor Radio Group also seeks to leverage its radio expertise and platform and enhance revenue and cash flow growth through the continued expansion of its national radio network, The AMFM Radio Networks, as well as through the development of non-traditional revenues derived from radio sales promotion activities.

Media Representation Strategy. Chancellor Media's overall strategy for its Media Representation business is to create a leading national representation firm serving all types of electronic media. Chancellor Media believes it can continue to generate revenue and cash flow growth in the Media Representation business by expanding its market share and improving its national sales effort. Management will seek to increase market share by developing new clients, expanding operations in existing and new markets and acquiring representation contracts of its competitors. Chancellor Media will continue to provide the highest level of quality service to its clients by offering comprehensive advertisement, planning and placement services, as well as a broad range of value added benefits, including marketing, research, consulting and programming advisory services. Chancellor Media will also have the ability to expand its level of service to advertisers through the growth of its unwired network of radio and television stations which provides advertisers with greater flexibility and the ability to target specific demographic groups or markets.

Outdoor Advertising Strategy. The Chancellor Outdoor Group is led by James A. McLaughlin, President of Chancellor Outdoor Group, an outdoor advertising industry veteran with over 25 years of experience. The Chancellor Outdoor Group business strategy is to create and develop one of the top outdoor advertising companies in the United States through the consolidation of Martin Media, acquired in July 1998, and the recent acquisition of Whiteco, acquired in December 1998, and additional acquisitions that complement Chancellor Media's existing outdoor and radio markets. After completing the Whiteco acquisition, Chancellor Outdoor Group is now one of the top five outdoor advertising companies in the United States. Chancellor Outdoor Group believes there are opportunities to generate significant revenue growth and cost savings through the successful integration of the combined operations of Martin Media and Whiteco.

Chancellor Outdoor Group's strategy is to realize revenue and expense synergies through the consolidation of certain sales management, leasing management, marketing, and accounting and administrative support functions. Additionally, Chancellor Outdoor Group will focus on strengthening its operating results by increasing market penetration, maximizing rates and occupancy levels in each of its markets and capitalizing on technological advances such as computer vinyl technology to enhance the attractiveness and flexibility of the outdoor medium while reducing costs. Chancellor Outdoor Group also seeks to realize incremental benefits in markets where outdoor and radio operations overlap by introducing radio advertisers to outdoor advertising which provides an additional low cost medium to advertisers with local marketing needs.

Management believes its newly acquired outdoor advertising portfolio combined with the strength of its broad radio platform, national radio network, national representation business and, assuming consummation of the merger with LIN, television broadcasting platform will solidify Chancellor Media's position as a leading multi-media company with the ability to effectively respond to customers needs through a variety of advertising solutions and mediums.

Television Broadcast Strategy. The acquisition of the television stations of LIN will provide Chancellor Media with a new platform in the television broadcasting business. For a description of the operating strategy of LIN, see
"-- LIN -- Company Strategy" on page   . In addition, Chancellor Media is
seeking to acquire a television station in Puerto Rico. If this acquisition is approved by the FCC, Chancellor may assign the rights to this television station to LIN.

RADIO BROADCASTING

The following table sets forth selected information with respect to the portfolio of radio stations that were owned by Chancellor Media as of January 31, 1999 and will be owned upon consummation of the Pending Transactions (subject to any divestitures required by the FCC and/or the DOJ as a condition to approving any of the Pending Transactions).

                      RANKING OF
                       STATION                                                                                 STATION RANKING
                      MARKET BY                     AUDIENCE                                     TARGET           IN TARGET
     MARKET(1)        REVENUE(2)      STATION      SHARE(%)(3)        STATION FORMAT          DEMOGRAPHICS     DEMOGRAPHICS(4)
     ---------        ----------      -------      -----------        --------------         ---------------   ---------------
Los Angeles, CA.....       1       KKBT-FM             3.8       Urban Contemporary          Women 18-34               3
                                   KYSR-FM             2.5       Modern Adult Contemporary   Persons 25-54            15
                                   KBIG-FM             2.4       Adult Contemporary          Persons 25-54            14
                                   KLAC-AM             2.3       Adult Standards/Sports      Persons 35-64            18
                                   KCMG-FM             2.8       Adult Contemporary          Women 25-54               7
New York, NY........       2       WLTW-FM             5.9       Soft Adult Contemporary     Persons 25-54             1
                                   WKTU-FM             4.0       Rhythmic Contemporary       Persons 25-54             6
                                                                 Hits
                                   WHTZ-FM             4.5       Contemporary Hit Radio      Persons 18-34             3
                                   WBIX-FM             1.7       Jamming Oldies              Women 25-49              16
                                   WAXQ-FM             1.7       Classic Rock                Persons 25-54            15
Chicago, IL.........       3       WGCI-FM             6.4       Urban Contemporary          Persons 18-34             1
                                   WNUA-FM             4.2       Smooth Jazz                 Persons 25-54             3
                                   WLIT-FM             3.5       Soft Adult Contemporary     Persons 25-54            11
                                   WVAZ-FM             4.0       Adult Urban Contemporary    Persons 25-54             2
                                   WUBT-FM             2.4       Jamming Oldies              Persons 25-54            14
                                   WGCI-AM             1.3       Gospel                      Persons 25-54            23
                                   WMVP-AM+            0.4       Sports/Talk, Comedy         Men 25-54                24
San Francisco, CA...       4       KYLD-FM             3.9       Contemporary Hits           Persons 18-34             6
                                                                 Radio/Dance
                                   KMEL-FM             3.6       Contemporary Hits           Persons 18-34             2
                                   KKSF-FM             3.6       Smooth Jazz                 Persons 25-54             4
                                   KABL-AM             2.4       Adult Standards             Persons 35-64            14
                                   KISQ-FM             3.4       Hit Base R&B Adult          Persons 25-54             3
                                                                 Contemporary
                                   KIOI-FM(5)          2.9       Adult Contemporary          Women 25-54               4
                                   KNEW-AM(5)          0.2       Adult Contemporary          Women 25-54              40
Dallas, TX..........       5       KHKS-FM             7.3       Top 40                      Women 18-34               1
                                   KZPS-FM             3.8       Classic Rock                Persons 25-54             5
                                   KDGE-FM             2.7       Alternative Rock            Persons 18-34             8
                                   KSKY-AM             N/A       Southern Gospel             N/A                     N/A
                                                                 Music/Religious
                                   KBFB-FM*            2.0       Soft Rock                   Persons 25-54            17
                                   KTXQ-FM*            3.6       Jamming Oldies              Persons 25-54             4
Philadelphia, PA....       6       WDAS-FM             5.9       Urban Contemporary          Persons 25-54             1
                                   WUSL-FM             5.3       Urban Contemporary          Women 18-34               2
                                   WJJZ-FM             4.2       Smooth Jazz                 Persons 35-54             5
                                   WIOQ-FM             4.1       Contemporary Hit Radio      Persons 18-34             6
                                   WYXR-FM             3.1       Hot Adult Contemporary      Women 18-49               4
                                   WDAS-AM             1.2       Gospel                      N/A                     N/A
Washington, D.C.....       7       WMZQ-FM             4.5       Country                     Persons 25-54             8
                                   WASH-FM             4.7       Adult Contemporary          Women 25-54               4
                                   WBIG-FM             4.4       Oldies                      Persons 25-54             6
                                   WGAY-FM             3.2       Adult Contemporary          Persons 35-64             9
                                   WTEM-AM             1.3       Sports/Talk                 Men 18-49                14
                                   WWRC-AM             0.4       Talk                        Persons 35-64            31
                                   WWDC-FM             3.5       Album Oriented Rock         Persons 18-34             4
                                   WWDC-AM             0.7       Music of Your Life          Persons 55+               9

                      RANKING OF
                       STATION                                                                                 STATION RANKING
                      MARKET BY                     AUDIENCE                                     TARGET           IN TARGET
     MARKET(1)        REVENUE(2)      STATION      SHARE(%)(3)        STATION FORMAT          DEMOGRAPHICS     DEMOGRAPHICS(4)
     ---------        ----------      -------      -----------        --------------         ---------------   ---------------
Houston, TX.........       8       KKBQ-FM             3.3       Fresh Country               Persons 25-54            13
                                   KLDE-FM             3.4       Oldies                      Persons 25-54            10
                                   KLOL-FM             3.8       Rock                        Men 18-34                 1
                                   KTRH-AM             4.5       News/Sports                 Men 25-54                 5
                                   KBME-AM             1.9       Popular Standards           Persons 35-64            20
                                   KODA-FM             6.4       Adult Contemporary          Persons 25-54             1
                                   KKRW-FM*(6)         3.2       Classic Rock                Persons 25-54             8
                                   KQUE-AM*(6)         N/A       Classic Rock                Persons 25-54           N/A
Atlanta, GA.........       9       WFOX-FM             3.7       Oldies                      Persons 25-54            10
Boston, MA..........      10       WJMN-FM             6.3       Contemporary Hits           Persons 18-34             2
                                                                 Radio/Rhythmic
                                   WXKS-FM             5.0       Contemporary Hits           Women 25-34               1
                                                                 Radio/Top 40
                                   WXKS-AM             1.6       Bloomberg News/Music        Women 45-54              19
                                                                 Memory
Detroit, MI.........      11       WJLB-FM             6.8       Urban Contemporary          Persons 18-34             1
                                   WNIC-FM             8.0       Adult Contemporary          Women 25-54               1
                                   WKQI-FM             3.5       Hot Adult Contemporary      Women 25-54               4
                                   WMXD-FM             4.5       Adult Urban Contemporary    Persons 25-54             4
                                   WWWW-FM             3.6       Country                     Women 25-54               9
                                   WDFN-AM             1.6       Sports                      Men 25-49                 4
                                   WYUR-AM             0.1       Nostalgic                   N/A                     N/A
Miami/Ft.
  Lauderdale, FL....      12       WEDR-FM             8.0       Urban Contemporary          Persons 25-54             1
                                   WVCG-AM             N/A       Brokered(11)                N/A                     N/A
Denver, CO..........      14       KXKL-FM             4.8       Oldies                      Persons 25-54             5
                                   KALC-FM             4.5       Hot Adult Contemporary      Persons 18-34             3
                                   KIMN-FM             3.5       70's Oldies                 Persons 25-54            11
                                   KXPK-FM             2.4       Adult Modern Rock           Persons 18-49            13
                                   KVOD-FM             2.3       Classical                   Persons 25-54            17
                                   KRRF-AM             0.7       Talk                        Men 25-54                21
Minneapolis/
  St. Paul, MN......      15       KEEY-FM             8.1       Country                     Persons 25-54             2
                                   KDWB-FM             8.0       Contemporary Hit Radio      Persons 18-34             2
                                   KQQL-FM             4.1       Oldies                      Persons 25-54             8
                                   KTCZ-FM             3.5       Progressive Album Rock      Men 25-49                 8
                                   WRQC-FM             2.1       Active Rock                 Men 18-34                 7
                                   KFAN-AM(7)          2.7       Sports                      Men 18-49                 3
                                   KFXN-AM(7)          0.6       Sports/Talk                 Men 25-54                17
Phoenix, AZ.........      16       KOY-AM              3.6       Adult Standards             Persons 35-64            14
                                   KMLE-FM(8)          5.9       Country                     Persons 25-54             2
                                   KOOL-FM             4.3       Oldies                      Persons 25-54             4
                                   KYOT-FM             4.1       Contemporary Jazz           Persons 25-54             8
                                   KZON-FM             3.6       Alternative Rock            Persons 18-34             5
                                   KISO-AM(8)          1.1       Country                     Persons 35-54            25
                                   KFYI-AM***          5.3       News/Talk                   Persons 25-54            10
                                   KKFR-FM***          5.7       Urban Contemporary Hit      Persons 18-34             1
                                                                 Radio
San Diego, CA.......      17       KYXY-FM*            5.6       Soft Adult Contemporary     Persons 25-54             4
                                   KPLN-FM*            2.6       Classic Rock                Persons 25-54             8
Cincinnati, OH......      19       WUBE-FM(9)          8.0       Country                     Persons 25-54             2
                                   WYGY-FM(9)          2.2       Young Country               Men 18-34                 9
                                   WBOB-AM             1.0       Sports/Talk                 Men 18-49                12
                                   WUBE-AM             N/A       Sports/Talk                 Men 25-49               N/A

                      RANKING OF
                       STATION                                                                                 STATION RANKING
                      MARKET BY                     AUDIENCE                                     TARGET           IN TARGET
     MARKET(1)        REVENUE(2)      STATION      SHARE(%)(3)        STATION FORMAT          DEMOGRAPHICS     DEMOGRAPHICS(4)
     ---------        ----------      -------      -----------        --------------         ---------------   ---------------
Cleveland, OH.......      23       WZAK-FM             8.7       Urban Contemporary          Women 25-54               1
                                   WDOK-FM             7.0       Soft Adult Contemporary     Women 25-54               1
                                   WRMR-AM             4.8       Adult Standard              Men 25-54                20
                                   WZJM-FM             5.8       Contemporary Hit Radio      Women 18-34               3
                                   WQAL-FM             5.0       Hot Adult Contemporary      Persons 25-54             8
                                   WJMO-AM             2.6       Oldies                      Persons 25-54            12
                                   WKNR-AM*            2.1       News/Talk                   Persons 25-54            13
Pittsburgh, PA......      24       WWSW-FM(10)         4.4       Oldies                      Person 25-54              5
                                   WWSW-AM(10)         0.3       Oldies                      Persons 25-54            25
                                   WDVE-FM*            7.3       Rock                        Persons 25-54             1
                                   WXDX-FM*            5.6       Alternative Rock            Persons 18-34             2
                                   WJJJ-FM*            3.8       Smooth Jazz                 Persons 25-54            12
                                   WDRV-FM*            3.5       Modern Hit                  Women 25-49               4
Charlotte, NC.......      25       WLYT-FM*            6.0       Lite Adult Contemporary     Women 35-64               1
                                   WKKT-FM*            6.0       Country                     Persons 18-54             5
                                   WRFX-FM*            6.0       Classic Rock                Men 18-54                 1
Orlando, FL.........      26       WJHM-FM             6.0       Urban Contemporary          Persons 18-34             2
                                   WOCL-FM             5.0       Oldies                      Persons 25-54             6
                                   WXXL-FM             7.1       Contemporary Hit Radio      Persons 18-34             1
                                   WOMX-FM             5.6       Adult Contemporary          Persons 25-54             3
Sacramento, CA......      28       KFBK-AM            10.3       News/Talk                   Persons 25-54             1
                                   KHYL-FM             4.0       Oldies                      Persons 25-54             7
                                   KGBY-FM             4.0       Adult Contemporary          Women 25-54               2
                                   KSTE-AM             3.3       Talk                        Persons 25-54            11
Indianapolis, IN....      30       WFBQ-FM*            9.8       Album Oriented Rock         Persons 25-54             1
                                   WNDE-AM*            1.2       Sports/Talk                 Men 18-54                13
                                   WRZX-FM*            5.4       Alternative                 Persons 18-44             3
Milwaukee, WI.......      33       WISN-AM*            5.0       News/Talk                   Persons 35-64             4
                                   WLTQ-FM*            4.5       Adult Contemporary          Persons 25-54             7
Nashville, TN.......      34       WRVW-FM*            5.7       Adult Contemporary          Persons 25-54             8
                                   WSIX-FM*            8.1       Country                     Persons 18-64             3
                                   WJZC-FM*            3.3       Smooth Jazz                 Persons 35-64            10
                                   WNRQ-FM*            8.2       Adult Contemporary          Persons 35-64             8
                                   WLAC-AM*            4.5       News/Talk                   Persons 35+               3
Hartford, CT........      35       WHCN-FM*            3.1       Album Oriented Rock         Persons 18-34             7
                                   WKSS-FM*            7.6       Top 40                      Women 25-54               4
                                   WMRQ-FM*            4.0       Modern Rock                 Persons 18-54             7
                                   WWYZ-FM*            6.9       Country                     Persons 25-54             3
                                   WPOP-AM*            0.3       News/Talk/Sports            Persons 35+              21
Raleigh, NC.........      36       WDCG-FM*            8.7       Contemporary Hits           Persons 25-54             1
                                   WRDU-FM*            5.1       Album Oriented Rock         Persons 25-54             4
                                   WRSN-FM*            4.5       Adult Contemporary          Persons 25-54             7
                                   WTRG-FM*            5.0       Oldies                      Persons 35-64             1
Austin, TX..........      37       KASE-FM*            8.2       Country                     Persons 18-34             1
                                   KVET-FM*            6.1       Country                     Persons 25-54             4
                                   KVET-AM*            1.1       Sports                      Men 18-54                16
                                   KFMK-FM**           3.4       Rhythmic Oldies             Persons 25-54            12
Jacksonville, FL....      44       WAPE-FM*            7.4       Contemporary Hit Radio      Persons 18-54             2
                                   WFYV-FM*            7.2       Album Oriented Rock         Persons 25-54             1
                                   WMXQ-FM*            3.3       Adult Contemporary          Persons 25-54             9
                                   WKQL-FM*            7.1       Oldies                      Persons 35-64             1
                                   WOKV-AM*            5.2       News/Talk                   Persons 35+               2
                                   WBWL-AM*            2.1       Sports                      Men 18-54                 9

                      RANKING OF
                       STATION                                                                                 STATION RANKING
                      MARKET BY                     AUDIENCE                                     TARGET           IN TARGET
     MARKET(1)        REVENUE(2)      STATION      SHARE(%)(3)        STATION FORMAT          DEMOGRAPHICS     DEMOGRAPHICS(4)
     ---------        ----------      -------      -----------        --------------         ---------------   ---------------
Nassau/Suffolk, NY
  (Long Island)(12).      45       WALK-FM             5.8       Adult Contemporary          Persons 25-54             2
                                   WALK-AM             N/A       Adult Contemporary          Persons 35-64           N/A
Providence, RI......      46       WHJJ-AM*            2.8       News/Talk                   Persons 35+               6
                                   WHJY-FM*            6.6       Album Oriented Rock         Persons 25-54             1
                                   WSNE-FM*            4.7       Adult Contemporary          Women 35-54               2
Richmond, VA........      47       WMXB-FM*            4.4       Adult Contemporary          Persons 35-64            11
                                   WRCL-FM*            5.4       Oldies                      Persons 35-64             4
                                   WKHK-FM*            8.8       Country                     Persons 25-54             3
                                   WKLR-FM*            4.6       Classic Rock                Persons 25-54             7
                                   WLEE*(L)            N/A       Oldies                      Persons 35-54           N/A
Birmingham, AL......      51       WMJJ-FM*            6.8       Adult Contemporary          Persons 25-54             2
                                   WERC-AM*            4.8       News/Talk                   Persons 35-64             5
                                   WQEN-FM*            N/A       Adult Contemporary          Persons 18-34           N/A
                                   WOWC-FM*            2.1       Country                     Persons 25-54            12
Greensboro, NC......      52       WHSL-FM*            5.2       Country                     Persons 25-54             8
                                   WMAG-FM*            6.6       Adult Contemporary          Persons 18-34             9
                                   WMFR-AM*            1.2       News/Talk                   Persons 35+              13
                                   WTCK-AM*            N/A       Sports/Talk                 Men 18-54               N/A
Grand Rapids, MI....      56       WGRD-FM*            6.0       Modern Rock                 Persons 18-34             2
                                   WNWZ-AM*            N/A       News                        Persons 35+             N/A
                                   WLHT-FM*            5.4       Adult Contemporary          Persons 25-54             3
                                   WTVR-FM*            2.3       Soft Adult Contemporary     Women 35-64               8
Omaha/Council
  Bluffs, NE........      57       KFAB-AM**           7.9       News/Talk                   Persons 25-54             8
                                   KTNP-FM**           1.8       Adult Contemporary          Women 25-54              13
                                   KXKT-FM**           8.3       Country                     Persons 25-54             2
                                   KGOR-FM**           6.3       Oldies                      Persons 35-64             1
Tucson, AZ..........      59       KCEE-AM*            2.0       Nostalgia                   Women 25-54              16
                                   KNST-AM*            4.8       News/Talk/Sports            Persons 25-54             9
                                   KRQQ-FM*            8.5       Contemporary Hits           Persons 25-54             5
                                   KWFM-FM*            4.5       Oldies                      Persons 35-64             3
Albany/
  Schenectady/
  Troy, NY..........      60       WGNA-FM*            8.7       Country                     Persons 25-54             3
                                   WGNA-AM*            0.3       Country                     Persons 25-54           N/A
                                   WPYX-FM*            8.1       Album Oriented Rock         Persons 18-34             2
                                   WTRY-AM*            1.5       Oldies                      Persons 25-54            15
                                   WTRY-FM*            3.3       Oldies                      Persons 18-34            14
                                   WXLE-FM*            2.5       Rock                        Women 25-54               8
Greenville, SC......      61       WGVL-AM*            N/A       Country                     Persons 25-54           N/A
                                   WMYI-FM*            5.6       Adult Contemporary          Persons 25-54             5
                                   WROQ-FM*            7.8       Classic Rock                Persons 25-54             4
                                   WSSL-FM*            8.8       Country                     Persons 25-54             4
Fresno, CA..........      63       KBOS-FM*            4.7       Contemporary                Persons 18-34             3
                                   KCBL-AM*            0.5       Sports/Talk                 Men 18-49                21
                                   KRZR-FM*            3.9       Album Rock                  Men 18-49                 2
                                   KRDU-AM*            N/A       Religion                    N/A                     N/A
                                   KSOF-FM*            2.7       Soft Rock                   Persons 25-54            13
                                   KEZL-FM*            2.7       Smooth Jazz                 Persons 35-54             6
                                   KFSO-FM*            2.7       Oldies                      Persons 35-64             5
                                   KALZ-FM*            3.3       Adult Contemporary          Persons 35-54            11
                                   KVBL-AM*            N/A       Oldies                      Persons 35-54           N/A

                      RANKING OF
                       STATION                                                                                 STATION RANKING
                      MARKET BY                     AUDIENCE                                     TARGET           IN TARGET
     MARKET(1)        REVENUE(2)      STATION      SHARE(%)(3)        STATION FORMAT          DEMOGRAPHICS     DEMOGRAPHICS(4)
     ---------        ----------      -------      -----------        --------------         ---------------   ---------------
Riverside/
  San Bernardino,         64       KGGI-FM             7.0       Contemporary Hit Radio      Persons 18-34             1
    CA..............
                                   KKDD-AM             N/A       Radio Disney                N/A                     N/A
Columbia, SC........      69       WCOS-FM*           10.5       Country                     Persons 18-54             2
                                   WLTY-FM*            4.1       Lite Rock                   Women 35-54               7
                                   WVOC-AM*            6.9       News/Talk                   Persons 35-64             3
                                   WSCQ-FM*            4.7       Adult Contemporary          Persons 25-54            12
                                   WCOS-AM*            1.4       Country                     Persons 25-54            13
                                   WNOK-FM*            7.2       Contemporary Hits           Persons 25-54             5
Des Moines, IA......      70       KHKI-FM*            6.2       Country                     Persons 25-54             8
                                   KGGO-FM*            5.4       Album Oriented Rock         Persons 25-54             6
                                   KDMI-AM*            0.5       Religious                   N/A                     N/A
Harrisburg/Lebanon/
  Carlisle, PA......      71       WTCY-AM*            N/A       Urban Adult Contemporary    Persons 35-54           N/A
                                   WNNK-FM*           11.5       Contemporary Hit Radio      Persons 18-34             1
Honolulu, HI........      72       KSSK-AM*            5.1       Hot Adult Contemporary      Persons 25-54             7
                                   KSSK-FM*            9.9       Hot Adult Contemporary      Persons 25-54             1
                                   KUCD-FM*            3.3       Modern Adult Contemporary   Persons 35-54            12
                                   KHVH-AM*            2.5       News/Talk                   Persons 35-64            12
                                   KKLV-FM*            3.0       Classic Rock                Men 35-54                 5
                                   KIKI-AM*            0.4       Country                     Persons 18-34            20
                                   KIKI-FM*            8.8       Urban                       Persons 18-34             1
Allentown, PA.......      73       WAEB-AM*            4.8       News/Talk/Sports            Persons 35+               5
                                   WAEB-FM*           10.0       Hot Adult Contemporary      Women 18-49               1
                                   WZZO-FM*            7.6       Album Oriented Rock         Men 18-49                 1
                                   WKAP-AM*            4.3       Nostalgia                   Persons 35+               6
Wichita, KS.........      74       KKRD-FM*            7.7       Contemporary Hits           Persons 18-34             2
                                   KRZZ-FM*            4.9       Classic Rock                Persons 18-34             4
                                   KNSS-AM*            4.3       News/Talk/Sports            Men 35-64                 6
                                   KEYN-FM**           5.2       Oldies                      Persons 35-64             2
                                   KFH-AM**            4.8       News/Talk                   Persons 25-54            10
                                   KQAM-AM**           1.7       Sports                      Men 25-54                12
                                   KRBB-FM**           5.8       Adult Contemporary          Persons 25-54             2
                                   KZSN-FM**           8.1       Country                     Persons 25-54             1
Madison, WI.........      75       WIBA-AM*            7.0       News/Talk                   Persons 35-64             3
                                   WIBA-FM*            3.6       Classic Rock                Persons 25-54             8
                                   WMAD-FM*            4.6       Modern Rock                 Persons 18-34             3
                                   WTSO-AM*            4.0       News/Talk                   Persons 35-64            10
                                   WZEE-FM*           11.0       Adult Contemporary          Persons 18-49             1
                                   WMLI-FM*            3.2       Soft Hits                   Women 25-54               6
Baton Rouge, LA.....      77       WYNK-FM*            7.4       Country                     Persons 25-54             4
                                   WYNK-AM*            0.4       Disney                      Persons 12+              23
                                   WJBO-AM*            5.8       News/Talk/Sports            Men 35-64                 2
                                   WLSS-FM*            4.7       Contemporary Hits           Women 18-34               2
                                   KRVE-FM*            5.2       Adult Contemporary          Women 25-54               1
                                   WSKR-AM*            N/A       Sports                      Men 25-54               N/A
Colorado Springs,         83       KKLI-FM**           N/A       Soft Adult Contemporary     Women 25-54             N/A
  CO................
                                   KVUU-FM**           5.1       Adult Contemporary          Persons 25-54             6
Wilmington, DE......      86       WJBR-AM*            N/A       Nostalgia                   Women 25-54             N/A
                                   WDSD-FM*            N/A       Country                     Persons 25-54           N/A
                                   WRDX-FM*            N/A       Album Oriented Rock         Persons 25-54           N/A
                                   WDOV-AM*            N/A       News/Talk                   Persons 25-54           N/A

                      RANKING OF
                       STATION                                                                                 STATION RANKING
                      MARKET BY                     AUDIENCE                                     TARGET           IN TARGET
     MARKET(1)        REVENUE(2)      STATION      SHARE(%)(3)        STATION FORMAT          DEMOGRAPHICS     DEMOGRAPHICS(4)
     ---------        ----------      -------      -----------        --------------         ---------------   ---------------
Roanoke/
  Lynchburg, VA.....      87       WGMN-AM*            N/A       Sports                      Persons 25-54           N/A
                                   WGMN-FM*            N/A       Album Oriented Rock         Persons 25-54           N/A
                                   WRDJ-FM*            N/A       Oldies                      Persons 35-54           N/A
                                   WJJS-FM*            N/A       Rhythmic Contemporary       Persons 25-54           N/A
                                                                 Hits
                                   WJLM-FM*            N/A       Country                     Persons 18-54           N/A
                                   WLDJ-FM*            N/A       Oldies                      Persons 35-64           N/A
                                   WJJX-FM*            N/A       Rhythmic Contemporary       Persons 35-54           N/A
                                                                 Hits
                                   WVGM-FM*            N/A       Urban Solid Gold            Persons 25-54           N/A
                                   WYYD-FM*            N/A       Country                     Persons 25-54           N/A
Springfield, MA.....      89       WHMP-AM*            0.6       News/Talk/Sports            Men 35-64                21
                                   WHMP-FM*            2.2       Rock Alternative            Persons 25-54            12
                                   WPKX-FM*            7.9       Country                     Persons 25-54             4
Jackson, MS.........      90       WMSI-FM*            9.3       Country                     Persons 25-54             3
                                   WKTF-FM*            2.8       Country                     Persons 25-54             8
                                   WSTZ-FM*            5.6       Album Oriented Rock         Persons 25-54             3
                                   WJDX-AM*            1.4       Adult Contemporary          Persons 25-54            14
                                   WQJQ-FM*            4.6       Classic Rhythm and Blues    Persons 35-64             2
Modesto, CA.........      92       KJSN-FM*            N/A       Adult Contemporary          Persons 25-54           N/A
                                   KFIV-AM*            N/A       News/Talk                   Persons 35-64           N/A
Spokane, WA.........      98       KAQQ-AM*            5.2       Adult Standards             Persons 45+               1
                                   KISC-FM*            5.5       Adult Contemporary          Persons 25-54             6
                                   KKZX-FM*            7.9       Classic Rock                Men 25-54                 1
                                   KNFR-FM*            4.9       Country                     Persons 25-54             9
                                   KUDY-AM*            N/A       Religion                    N/A                     N/A
                                   KCDA-FM**(J)        2.7       Country                     Persons 25-54            15
New Haven, CT.......     101       WPLR-FM*            N/A       Album Oriented Rock         Persons 18-34           N/A
                                   WYBC-FM*(J)         N/A       Urban Adult Contemporary    Persons 18-34           N/A
Huntsville, AL......     108       WDRM-FM*           17.1       Country                     Persons 25-54             1
                                   WHOS-AM*            N/A       News                        Persons 25-54           N/A
                                   WBHP-AM*            0.4       CNN News                    Persons 25-54           N/A
                                   WTAK-FM*            9.1       Classic Rock                Persons 25-54             2
                                   WXQW-FM*            4.0       Oldies                      Persons 25-54             5
                                   WWXQ-FM*            1.5       Oldies                      Persons 25-54            12
Savannah, GA........     110       WCHY-AM*            N/A       Traditional Country         Persons 35-64           N/A
                                   WCHY-FM*            N/A       Country                     Persons 25-54           N/A
                                   WYKZ-FM*            N/A       Soft Adult Contemporary     Persons 25-54           N/A
                                   WAEV-FM*            N/A       Adult Contemporary          Persons 18-34           N/A
                                   WSOK-AM*            N/A       Gospel                      Persons 25-54           N/A
                                   WLVH-FM*            N/A       Urban Adult Contemporary    Persons 25-54           N/A
Anchorage, AK.......     111       KBFX-FM*            N/A       Classic Rock                Persons 18-49           N/A
                                   KASH-FM*            N/A       Country                     Persons 25-54           N/A
                                   KENI-AM*            N/A       News/Talk                   Persons 25-54           N/A
                                   KTZN-AM*            N/A       Kids                        Persons 12+             N/A
                                   KGOT-FM*            N/A       Contemporary Hits           Persons 25-54           N/A
                                   KYMG-FM*            N/A       Adult Contemporary          Persons 25-54           N/A
Montgomery, AL......     118       WZHT-FM*            N/A       Urban                       Persons 25-54           N/A
                                   WMCZ-FM*            N/A       Urban Adult Contemporary    Persons 25-54           N/A
                                   WQLD-FM*            N/A       Rhythm and Blues/Gospel     Persons 35+             N/A
Shreveport, LA......     120       KRMD-FM*            7.6       Country                     Persons 25-54             5
                                   KRMD-AM*            0.1       Sports                      Men 18-54                16
                                   KMJJ-FM*           11.6       Urban                       Persons 18-54             1

                      RANKING OF
                       STATION                                                                                 STATION RANKING
                      MARKET BY                     AUDIENCE                                     TARGET           IN TARGET
     MARKET(1)        REVENUE(2)      STATION      SHARE(%)(3)        STATION FORMAT          DEMOGRAPHICS     DEMOGRAPHICS(4)
     ---------        ----------      -------      -----------        --------------         ---------------   ---------------
Cedar Rapids, IA....     122       KHAK-FM*            N/A       Country                     Persons 25-54           N/A
                                   KDAT-FM*            N/A       Soft Rock                   Persons 25-54           N/A
                                   KRNA-FM*            N/A       Album Oriented Rock         Men 18-34               N/A
Portsmouth/Dover/
  Rochester, NH.....     123       WHEB-FM*            N/A       Album Oriented Rock         Men 25-54               N/A
                                   WXHT-FM*            N/A       Adult Contemporary          Women 25-44             N/A
                                   WTMN-AM*            N/A       Sports/Talk                 Men 18-50               N/A
                                   WERZ-FM*            N/A       Contemporary Hits Radio     Persons 25-54           N/A
                                   WGIP-AM*            N/A       Big Band                    Persons 35-64           N/A
                                   WQSO-FM*            N/A       Oldies                      Persons 35-64           N/A
                                   WGIN-AM*            N/A       Nostalgia                   Persons 35-64           N/A
Worcester, MA.......     125       WTAG-AM*            N/A       News/Talk/Sports            Persons 35-64           N/A
                                   WSRS-FM*            N/A       Lite Rock                   Women 25-44             N/A
Lincoln, NE.........     126       KIBZ-FM**           N/A       Album Oriented Rock         Men 25-54               N/A
                                   KKNB-FM**           N/A       Alternative                 Persons 18+             N/A
                                   KZKX-FM**           N/A       Country                     Persons 25-54           N/A
                                   KTGL-FM**           N/A       Classic Rock                Persons 25-54           N/A
Beaumont, TX........     130       KLVI-AM*            N/A       News/Talk                   Persons 30+             N/A
                                   KYKR-FM*            N/A       Country                     Persons 25-54           N/A
                                   KKMY-FM*            N/A       Adult Contemporary          Persons 30-54           N/A
                                   KIOC-FM*            N/A       Hot Adult Contemporary      Persons 18-34           N/A
Manchester, NH......     135       WGIR-AM*            N/A       News/Talk/Sports            Persons 35+             N/A
                                   WGIR-FM*            N/A       Album Oriented Rock         Men 25-54               N/A
Springfield, IL.....     137       WFMB-AM*            N/A       News/Talk/Sports            Persons 25-54           N/A
                                   WFMB-FM*            N/A       Country                     Persons 18-34           N/A
                                   WCVS-FM*            N/A       Classic Hits                Persons 25-54           N/A
Corpus Christi,          139       KRYS-FM*            N/A       Country                     Persons 25-54           N/A
  TX................
                                   KRYS-AM*            N/A       Radio Disney                Persons 12+             N/A
                                   KMXR-FM*            N/A       Adult Contemporary          Women 35-64             N/A
                                   KNCN-FM*            N/A       Album Oriented Rock         Persons 25-54           N/A
                                   KUNO-FM*            N/A       Spanish                     Persons 25-54           N/A
                                   KSAB-FM*            N/A       Tejano                      Persons 25-54           N/A
Pensacola, FL.......     143       WMEZ-FM*            N/A       Soft Adult Contemporary     Women 25-54             N/A
                                   WXBM-FM*            N/A       Country                     Persons 25-54           N/A
                                   WWSF-FM*            N/A       Oldies                      Persons 35-54           N/A
Battle Creek/
  Kalamazoo, MI.....     144       WBCK-AM*            N/A       News/Talk                   Persons 35-64           N/A
                                   WBXX-FM*            N/A       Adult Contemporary          Persons 25-54           N/A
                                   WRCC-AM*            N/A       Adult Standards             Persons 45+             N/A
                                   WWKN-FM*            N/A       Oldies                      Persons 35-64           N/A
Lubbock, TX.........     146       KFMX-FM*            N/A       Album Oriented Rock         Men 18-34               N/A
                                   KKAM-AM*            N/A       Talk                        Persons 18+             N/A
                                   KZII-FM*            N/A       Contemporary Hits           Persons 12-34           N/A
                                   KFYO-AM*            N/A       News/Talk/Sports            Persons 35+             N/A
                                   KCRM-FM*            N/A       Classic Rock                Women 18-49             N/A
                                   KKCL-FM*            N/A       Oldies                      Persons 35-64           N/A
Stockton, CA........     149       KFRY-FM*            N/A       Country                     Persons 25-54           N/A
                                   KJAX-AM*            N/A       News/Talk                   Persons 35-64           N/A
                                   KOSO-FM*            N/A       Adult Contemporary          Persons 25-54           N/A
Burlington, VT......     152       WEZF-FM*            N/A       Adult Contemporary          Women 25-54             N/A
                                   WCPV-FM*            N/A       Classic Rock                Persons 25-54           N/A
                                   WEAV-AM*(L)         N/A       Sports/Talk                 Men 25-54               N/A
                                   WXPS-FM*            N/A       Sports/Talk                 Men 25-54               N/A

                      RANKING OF
                       STATION                                                                                 STATION RANKING
                      MARKET BY                     AUDIENCE                                     TARGET           IN TARGET
     MARKET(1)        REVENUE(2)      STATION      SHARE(%)(3)        STATION FORMAT          DEMOGRAPHICS     DEMOGRAPHICS(4)
     ---------        ----------      -------      -----------        --------------         ---------------   ---------------
Odessa-Midland,          153       KCDQ-FM**(L)        N/A       Classic Rock                Persons 18-34           N/A
  TX................
                                   KCHX-FM**(L)        N/A       Contemporary Hits           Persons 25-54           N/A
                                   KMRK-FM**(L)        N/A       Tejano                      Persons 25-54           N/A
Huntington/WV/
  Ashland, KY.......     155       WTCR-AM*            N/A       Classic Country             Persons 25-54           N/A
                                   WTCR-FM*            N/A       Country                     Persons 25-54           N/A
                                   WIRO-AM*            N/A       Sports                      Men 25-54               N/A
                                   WHRD-AM*(L)         N/A       Sports                      Men 25-54               N/A
                                   WZZW-AM*            N/A       Sports                      Men 25-54               N/A
                                   WKEE-AM*            N/A       Big Band                    Persons 35+             N/A
                                   WKEE-FM*            N/A       Adult Contemporary          Persons 25-54           N/A
                                   WAMX-FM*            N/A       Rock                        Men 25-54               N/A
                                   WFXN-FM*            N/A       Classic Rock                Men 25-54               N/A
                                   WBVB-FM*            N/A       Oldies                      Men 18-49               N/A
Waco, TX............     158       KBRQ-FM*            N/A       Classic Rock                Men 25-54               N/A
                                   KKTK-AM*            N/A       Sports                      Men 18-49               N/A
                                   WACO-FM*            N/A       Country                     Persons 25-54           N/A
                                   KCKR-FM*            N/A       New Country                 Persons 18-49           N/A
                                   KWTX-FM*            N/A       Top 40                      Women 25-54             N/A
                                   KWTX-AM*            N/A       News/Talk                   Persons 25-54           N/A
Asheville, NC.......     159       WWNC-AM*            N/A       Country                     Persons 25-54           N/A
                                   WKSF-FM*            N/A       Country                     Persons 25-54           N/A
Amarillo, TX........     160       KMML-FM**(L)        N/A       Country                     Persons 25-54           N/A
                                   KNSY-FM**(L)        N/A       Absolute Rock               Persons 25-54           N/A
                                   KBUY-FM**(L)        N/A       Contemporary Hits Radio     Persons 18-34           N/A
                                   KIXZ-AM**(L)        N/A       Nostalgia                   Persons 18-34           N/A
Wheeling, WV........     164       WWVA-AM*            N/A       Talk/Country                Persons 25-54           N/A
                                   WOVK-FM*            N/A       Country                     Persons 25-54           N/A
                                   WKWK-FM*            N/A       Lite Rock                   Persons 25-54           N/A
                                   WBBD-AM*            N/A       Nostalgia                   Persons 25-54           N/A
                                   WZNW-FM*            N/A       Hot Adult Contemporary      Persons 25-54           N/A
                                   WEGW-FM*            N/A       Classic Rock                Persons 25-54           N/A
                                   WEEL-FM*(J)         N/A       Oldies                      Persons 25-54           N/A
Alexandria, LA......     N/A       KRRV-FM**           N/A       Country                     Persons 25-54           N/A
                                   KKST-FM**           N/A       Adult Contemporary          Persons 18-34           N/A
                                   KZMZ-FM**           N/A       Quality Rock                Persons 18-34           N/A
                                   KDBS-AM**           N/A       News/Talk                   Persons 25-54           N/A
Biloxi, MS..........     N/A       WKNN-FM*            N/A       Country                     Persons 25-54           N/A
                                   WMJY-FM*            N/A       Adult Contemporary          Persons 25-54           N/A
Fairbanks, AK.......     N/A       KIAK-FM*            N/A       Country                     Persons 25-54           N/A
                                   KIAK-AM*            N/A       News/Talk                   Persons 25-54           N/A
                                   KAKQ-FM*            N/A       Adult Contemporary          Persons 25-54           N/A
                                   KKED-FM*            N/A       Active Rock                 Persons 25-54           N/A
Farmington, NM......     N/A       KKFG-FM*            N/A       Country                     Persons 25-54           N/A
                                   KDAG-FM*            N/A       Classic Rock                Men 25-64               N/A
                                   KCQL-AM*            N/A       Oldies/Talk                 Persons 35+             N/A
                                   KTRA-FM*            N/A       Country                     Persons 18-49           N/A
Fayetteville, AR....     N/A       KEZA-FM*            N/A       Soft Adult Contemporary     Women 35-64             N/A
                                   KKIX-FM*            N/A       Country                     Persons 25-54           N/A
                                   KMXF-FM*            N/A       Hot Adult Contemporary      Persons 25-54           N/A
                                   KJEM-FM*            N/A       Classic Rock                Persons 25-54           N/A
Frederick, MD.......     N/A       WFRE-FM*            N/A       Country                     Persons 25-54           N/A
                                   WFMD-AM*            N/A       News/Talk                   Persons 35-54           N/A

                      RANKING OF
                       STATION                                                                                 STATION RANKING
                      MARKET BY                     AUDIENCE                                     TARGET           IN TARGET
     MARKET(1)        REVENUE(2)      STATION      SHARE(%)(3)        STATION FORMAT          DEMOGRAPHICS     DEMOGRAPHICS(4)
     ---------        ----------      -------      -----------        --------------         ---------------   ---------------
Ft. Pierce/Stuart/
  Vero Beach, FL....     N/A       WZZR-FM*            N/A       Classic Rock                Men 18-49               N/A
                                   WQOL-FM*            N/A       Oldies                      Persons 25-54           N/A
                                   WAVW-FM*            N/A       Adult Contemporary          Persons 25-54           N/A
                                   WBBE-FM*            N/A       Country                     Persons 25-54           N/A
                                   WAXE-AM*            N/A       News/Talk/Sports            Persons 35+             N/A
Ft. Smith, AR.......     N/A       KWHN-AM*            N/A       News/Talk                   Persons 35-54           N/A
                                   KMAG-FM*            N/A       Country                     Persons 33-54           N/A
                                   KZBB-FM*            N/A       Contemporary Hits           Persons 25-54           N/A
Gadsden, AL.........     N/A       WAAX-AM*            N/A       News/Talk                   Persons 35+             N/A
                                   WGMZ-FM**(L)        N/A       Nostalgia                   Persons 35-64           N/A
Jackson, TN.........     N/A       WTJS-AM*            N/A       News/Talk                   Persons 35-64           N/A
                                   WTNV-FM*            N/A       Country                     Persons 25-54           N/A
                                   WYNU-FM*            N/A       Classic Rock                Persons 25-54           N/A
Killeen, TX.........     N/A       KIIZ-FM*            N/A       Urban                       Persons 25-54           N/A
                                   KLFX-FM*(J)         N/A       Album Oriented Rock         Persons 18-34           N/A
Lawton, OK..........     N/A       KLAW-FM*            N/A       Country                     Persons 25-54           N/A
                                   KZCD-FM*            N/A       Rock                        Men 25-54               N/A
Lufkin, TX..........     N/A       KYKS-FM*            N/A       Country                     Persons 12+             N/A
                                   KAFX-FM*            N/A       Adult Contemporary          Persons 18-49           N/A
                                   KTBQ-FM*            N/A       Classic Rock                Persons 18-34           N/A
                                   KSFA-AM*            N/A       News/Talk/Sports            Persons 25-54           N/A
Melbourne/Titusville/
  Cocoa Beach, FL...     N/A       WMMB-AM*            N/A       Nostalgia                   Persons 35-64           N/A
                                   WBVD-FM*            N/A       Classic Rock                Persons 35-64           N/A
                                   WMMV-AM*            N/A       Nostalgia                   Persons 50+             N/A
                                   WLRQ-FM*            N/A       Adult Contemporary          Persons 25-54           N/A
                                   WHKR-FM*            N/A       Country                     Persons 25-54           N/A
Ogallala, NE........     N/A       KOGA-FM*            N/A       Adult Contemporary          Persons 25-54           N/A
                                   KOGA-AM*            N/A       Adult Standards             Persons 35-64           N/A
                                   KMCX-FM*            N/A       Country                     Persons 25-54           N/A
Puerto Rico.........     N/A       WZNT-FM             N/A       Oldies/Classic Music        Men 18-49               N/A
                                   WOYE-FM             N/A       Top 40                      Persons 12-24           N/A
                                   WCOM-FM             N/A       Top 40                      Persons 12-24           N/A
                                   WOQI-FM             N/A       Top 40                      Persons 12-24           N/A
                                   WCTA-FM             N/A       Oldies/Classic Music        Men 18-49               N/A
                                   WIOA-FM             N/A       Continuous Favorite         Women 18-49             N/A
                                                                 Ballads/Today's Hits
                                   WIOB-FM             N/A       Continuous Favorite         Women 18-49             N/A
                                                                 Ballads/Today's Hits
                                   WIOC-FM             N/A       Continuous Favorite         Women 18-49             N/A
                                                                 Ballads/Today's Hits
Richland/
  Kennewick/
  Pasco, WA.........     N/A       KALE-AM**           N/A       Oldies                      Persons 35-64           N/A
                                   KEGX-FM**           N/A       Classic Rock                Persons 25-54           N/A
                                   KIOK-FM**           N/A       Top 40                      Persons 18+             N/A
                                   KTCR-AM**           N/A       News/Talk                   Persons 35-64           N/A
                                   KNLT-FM**(L)        N/A       Oldies                      Persons 25-54           N/A
                                   KUJ-FM**(L)         N/A       Talk                        Persons 25-54           N/A
Stamford/Norwalk,        N/A       WNLK-AM*            N/A       News/Talk                   Persons 35+             N/A
  CT................
                                   WEFX-FM*            N/A       Classic Hits                Women 18-49             N/A
                                   WSTC-AM*            N/A       News/Talk                   Persons 35-54           N/A
                                   WKHL-FM*            N/A       Oldies                      Persons 35-64           N/A

                      RANKING OF
                       STATION                                                                                 STATION RANKING
                      MARKET BY                     AUDIENCE                                     TARGET           IN TARGET
     MARKET(1)        REVENUE(2)      STATION      SHARE(%)(3)        STATION FORMAT          DEMOGRAPHICS     DEMOGRAPHICS(4)
     ---------        ----------      -------      -----------        --------------         ---------------   ---------------
Statesville, NC.....     N/A       WFMX-FM*            N/A       Country                     Persons 25-54           N/A
                                   WSIC-AM*            N/A       News/Talk                   Persons 35-64           N/A
Texarkana, TX.......     N/A       KKYR-AM*            N/A       Country                     Persons 35-64           N/A
                                   KKYR-FM*            N/A       Country                     Persons 25-54           N/A
                                   KTHN-FM*            N/A       Pop Top 40                  Persons 18-34           N/A
                                   KYGL-FM*            N/A       Classic Rock                Persons 25-54           N/A
Tuscaloosa, AL......     N/A       WACT-AM*            N/A       Gospel                      Persons 25-54           N/A
                                   WRTR-FM*            N/A       Classic Rock                Persons 25-54           N/A
                                   WTXT-FM*            N/A       Country                     Persons 25-54           N/A
                                   WZBQ-FM*            N/A       Contemporary Hits           Persons 18-34           N/A
Tyler, TX...........     N/A       KNUE-FM*            N/A       Country                     Persons 25-54           N/A
                                   KISX-FM*            N/A       Adult Contemporary          Persons 18-34           N/A
                                   KTYL-FM*            N/A       Adult Contemporary          Women 30-54             N/A
                                   KKTX-AM*(L)         N/A       Classic Rock                Men 30-49               N/A
                                   KKTX-FM*(L)         N/A       Classic Rock                Men 18-49               N/A
Victoria, TX........     N/A       KIXS-FM*            N/A       Country                     Persons 25-54           N/A
                                   KLUB-FM*            N/A       Classic Rock                Persons 25-49           N/A
Winchester, VA......     N/A       WUSQ-FM*            N/A       Country                     Persons 25-54           N/A
                                   WFQX-FM*            N/A       Contemporary Hits           Persons 25-54           N/A
                                   WNTW-AM*            N/A       News/Sports/Talk            Persons 25-64           N/A
Yuma, AZ............     N/A       KYJT-FM *           N/A       Classic Rock                Persons 25-49           N/A
                                   KTTI-FM*            N/A       Country                     Persons 25-54           N/A
                                   KBLU-AM*            N/A       News/Talk/Sports            Persons 35-64           N/A

-------------------------

N/A:  Not available

   + Indicates station to be disposed of by Chancellor Media in a pending transaction.

   * Indicates station currently owned by Capstar and to be acquired by Chancellor Media in the Capstar merger.

  ** Indicates station to be acquired by Capstar in a pending transaction of Capstar.

 *** Indicates station to be acquired by Chancellor Media in a pending transaction.

 (J) Indicates a station that Capstar provides certain sales and marketing services to pursuant to a joint sales agreement.

 (L) Indicates a station that Capstar provides certain sales, programming and marketing services to pursuant to an LMA.

 (1) Actual city of license may differ from metropolitan market served in certain cases.

 (2) Ranking of principal radio market served by the station among all U.S. radio broadcast markets by aggregate 1997 gross radio broadcasting revenue as reported by James H. Duncan, Duncan's Radio Market Guide (1998 ed.).

 (3) Information derived from The Arbitron Company, Fall 1998, Local Market Reports in the specified markets for listeners age 12 and over, Monday to Sunday, 6:00 a.m. to Midnight. Copyright, The Arbitron Company.

 (4) Information derived from The Arbitron Company, Summer 1998, Local Market Reports in the specified markets for the Target Demographics specified for listening Monday to Sunday, 6:00 a.m. to Midnight. Copyright, The Arbitron Company.

 (5) Programming provided to KNEW-AM via simulcast of programming broadcast on KIOI-FM.

 (6) Programming provided to KQUE-AM via simulcast of programming broadcast on KKRW-FM.

 (7)  KFAN-AM and KFXN-AM are sold in combination.

 (8) Programming provided to KISO-AM via simulcast of programming broadcast on KMLE-FM.

 (9)  WUBE-FM and WYGY-FM are sold in combination.

(10) Programming provided to WWSW-AM via simulcast of programming broadcast on WWSW-FM.

(11) The Company sells airtime on WVCG-AM to third parties for broadcast of specialty programming on a variety of topics.

(12) Nassau/Suffolk (Long Island) may be considered part of the greater New York market, although it is reported separately as a matter of convention.

LICENSING AND OWNERSHIP ISSUES RELATING TO FEDERAL REGULATION OF THE RADIO BROADCASTING INDUSTRY

Licenses. The radio broadcasting industry is subject to extensive regulation by the FCC under the Communications Act of 1934, as amended. Approval of the FCC is required for the issuance, renewal or transfer of radio broadcast station operating licenses, including licenses involved in many of our Pending Transactions. Chancellor Media's business is dependent upon its ability to hold radio broadcasting licenses from the FCC that are issued for terms of up to eight years. FCC regulation of licenses presents the following issues for Chancellor Media:

- although the vast majority of licenses are routinely renewed by the FCC, there can be no assurance that any of the stations' licenses will be renewed at their expiration dates; and

- if renewals are granted, the FCC may include conditions and qualifications that could adversely affect operations.

Moreover, the laws, policies and regulations of the FCC may change significantly over time and there can be no assurance that those changes will not have a negative effect on Chancellor Media's business.

Ownership. The Communications Act and the FCC rules impose specific limits on the number of commercial radio stations an entity can own in a single market. These rules preclude Chancellor Media from acquiring certain stations it might otherwise seek to acquire. The rules also effectively prevent Chancellor Media from selling stations in a market to a buyer that has reached its ownership limit in the market. The ownership rules are as follows:

- in markets with 45 or more commercial radio stations, ownership is limited to eight stations, no more than five of which can be either AM or FM;

- in markets with 30 to 44 commercial radio stations, ownership is limited to seven stations, no more than four of which can be either AM or FM;

- in markets with 15 to 29 commercial radio stations, ownership is limited to six stations, no more than four of which can be either AM or FM; and

- in markets with 14 or fewer commercial radio stations, ownership is limited to five stations or no more than 50% of the market's total, whichever is lower, and no more than three of which can be either AM or FM.

Under the FCC's ownership attribution rules, interests held by Chancellor Media officers, directors and certain voting stockholders in broadcast stations not owned by Chancellor Media must be counted as if they were owned by Chancellor Media for purposes of applying the FCC's multiple ownership rules. Three of Chancellor Media's directors (Thomas O. Hicks, Lawrence D. Stuart, Jr., and Michael J. Levitt) are directors of Capstar and Thomas O. Hicks is the controlling stockholder of Capstar, which presently owns or proposes to acquire more than 340 radio stations serving 82 mid-sized markets throughout the United States and which Chancellor Media has recently agreed to acquire in a reverse merger acquisition. Because Chancellor Media and Capstar have common directors and a common attributable stockholder, in markets where both companies own radio stations (e.g., Dallas) those stations are currently deemed to be commonly owned for purposes of applying the local radio ownership limits. Similarly, because Capstar and LIN have a common attributable stockholder (Mr. Hicks) and common directors (Messrs. Hicks, Stuart and Levitt), and because Capstar operates radio stations in certain markets where LIN operates television stations, those operations require an FCC waiver of the rule that normally prohibits the same owner from owning a television station and a radio station in the same market (the "one-to-a-market" rule).

To date, all required one-to-a-market waivers in regard to LIN and Capstar overlap have been obtained. The FCC is considering changes to its one-to-a-market rule and waiver policy and to its ownership attribution rules. It is possible, but not at all certain, that revised regulations could require Chancellor Media to divest its interests in some stations in order to comply with a more restrictive limit on radio-television cross-ownership in the same market regardless of whether the LIN acquisition is completed. In general, there can be no assurance that the FCC's existing rules or any newly adopted rules will not have a negative effect on Chancellor Media's future acquisition strategy or on its business, financial condition and results of operations. See also "LIN -- Licensing, Ownership and LMA Issues Relating to Federal Regulation of the Television Broadcasting Industry."

Finally, the FCC has recently issued public notices suggesting that it may have concerns about radio station acquisitions that would give the acquiring party an excessive share of the radio advertising revenues in a given market or would otherwise result in excessive concentration of ownership. It is not clear how the FCC will proceed in this area or how any policy it may adopt will interact with the review of similar issues by the DOJ and the FTC.

OUTDOOR ADVERTISING

The following table sets forth selected information with respect to the portfolio of outdoor displays that were owned by Chancellor Media as of January 31, 1999 (subject to divestitures required by the DOJ described below).

                                                               TOTAL
                                                              DISPLAYS
                                                              --------
MARTIN MEDIA:
Los Angeles (North), CA.....................................      877
Washington, D.C.............................................      297
San Diego/El Centro, CA.....................................      275
Pittsburgh, PA..............................................    3,563
Cincinnati, OH..............................................      814
Kansas City, MO.............................................      165
Riverside/San Bernardino, CA................................      357
Hartford, CT................................................      414
Las Vegas, NV...............................................      987
Scranton/Wilkes-Barre, PA...................................      992
Bakersfield/Visalia, CA.....................................    1,584
Lubbock, TX.................................................      680

                                                               TOTAL
                                                              DISPLAYS
                                                              --------
Odessa/Midland, TX..........................................      704
Topeka, KS..................................................      841
Amarillo, TX................................................    1,053
Charlottesville, VA.........................................       43
San Angelo, TX..............................................      252
Bullhead/Laughlin, NV.......................................      355
Roanoke, VA.................................................      255
Yuma, AZ....................................................      222
Abilene, TX.................................................      434
Sharon, PA..................................................      216
Lawrence, KS................................................       54
                                                               ------
          Total.............................................   15,434
                                                               ======
WHITECO:
Central (Terre Haute, IN)...................................    1,755
Southwestern (Dallas, TX)...................................    1,742
Southeastern (Atlanta, GA)..................................      862
Providence, RI..............................................      726
Western (St. Joseph, MO)....................................    2,866
Ohio (Columbus, OH).........................................    1,294
Florida (Ocala, FL).........................................    2,830
Milwaukee, WI...............................................    1,177
South Atlantic (Rocky Mt., NC)..............................    1,618
Harrisburg, PA..............................................    1,301
Tyler, TX...................................................    1,758
Chicago, IL/Northwest, IN...................................    2,914
Evansville, IN..............................................    1,087
Albany, NY..................................................      682
                                                               ------
          Total.............................................   22,612
                                                               ======
OTHER:
Denver, CO..................................................    1,155
Las Vegas, NV...............................................    1,849
Rhode Island................................................      300
                                                               ------
          Total.............................................    3,304
                                                               ======
          Grand Total.......................................   41,350+
                                                               ======

-------------------------

+ In connection with its outdoor acquisitions, Chancellor Media and the DOJ entered into consent decrees whereby Chancellor Media has agreed to divest approximately 380 billboards in certain of the markets described in these tables. Chancellor Media expects to try to enter into swap transactions with billboards in other markets to effect such divestitures and, as a result, does not anticipate the grand total of displays to change materially at this time.

EMPLOYEES

Chancellor Media has approximately 5,800 full-time employees and approximately 1,000 part-time employees. Some of Chancellor Media's employees in New York, Los Angeles, Chicago, San Francisco, Washington, D.C., Philadelphia, Detroit, Pittsburgh and Cincinnati, approximately 360 employees, are represented by unions. Chancellor Media believes that it has good relations with its employees and these unions.

Chancellor Media employs several high-profile on-air personalities who have large, loyal audiences in their respective markets. Chancellor Media believes that its relationships with its on-air talent are valuable, and it generally enters into employment agreements with these individuals.

PROPERTIES

Chancellor Media's corporate headquarters is in Dallas, Texas. The types of properties required to support each of Chancellor Media's existing or to be acquired radio stations include offices, studios, transmitter sites and antenna sites. A radio station's studio is generally housed with its office in a downtown or business district. A station's transmitter sites and antenna sites generally are located in a manner that provides maximum market coverage.

The studios and offices of Chancellor Media's radio stations and its corporate headquarters are located in leased or owned facilities. The terms of these leases expire generally in one to ten years. Chancellor Media either owns or leases its transmitter and antenna sites. These leases have expiration dates that range generally from one to eight years.

Chancellor Media does not anticipate any difficulties in renewing those leases that expire within the next several years or in leasing other space, if required.

Katz operates out of approximately 54 separate locations throughout the United States.

Chancellor Outdoor Group operates out of approximately 32 separate locations throughout the United States.

No one property is material to Chancellor Media's overall operations. Chancellor Media believes that its properties are in good condition and suitable for its operations. Chancellor Media owns substantially all of the equipment used in its radio broadcasting business.

LEGAL PROCEEDINGS

In July 1998, a stockholder derivative action was commenced in the Delaware Court of Chancery by a stockholder purporting to act on behalf of Chancellor Media. The defendants in the case include Hicks Muse, LIN Television and some of Chancellor Media's directors. The plaintiff alleges that, among other things:

- Hicks Muse allegedly caused Chancellor Media to pay too high of a price for LIN because Hicks Muse had allegedly paid too high of a price when it acquired LIN; and

- the transaction therefore allegedly constitutes a breach of fiduciary duty and a waste of corporate assets by Hicks Muse, which is alleged to control Chancellor Media, and the directors of Chancellor Media named as defendants.

The plaintiff seeks to enjoin consummation or rescission of the transaction, compensatory damages, an order requiring that the directors named as defendants "carry out their fiduciary duties," and attorneys' fees and other costs.

Plaintiff, defendants and Chancellor Media have agreed to settle the lawsuit. The settlement is subject to a number of conditions, including preparing and finalizing definitive documentation and approval by the court. In connection with this settlement:

- Hicks Muse and its affiliates agreed to vote all shares of Chancellor Media common stock that they control in favor of and opposed to the approval and adoption of the merger agreement in the same percentage as the other stockholders of Chancellor Media vote at the special meeting of stockholders called for that purpose; and

- Chancellor Media agreed to pay legal fees of $480,000 and documented expenses of up to $20,000.

In connection with settlement discussions, Chancellor Media and LIN provided counsel for the plaintiff an opportunity to review and comment on the disclosure in this joint proxy statement/prospectus.

In September 1998, a stockholder class action complaint was filed in the Delaware Court of Chancery by a stockholder purporting to act individually and on behalf of all other persons, other than defendants, who own securities of Chancellor Media and are similarly situated. The defendants in the case are named as Chancellor Media, Hicks Muse, Thomas O. Hicks, Jeffrey A. Marcus, James
E. de Castro, Eric C. Neuman, Lawrence D. Stuart, Jr., Steven Dinetz, Thomas J. Hodson, Perry Lewis, John H. Massey and Vernon E. Jordan, Jr. The plaintiff alleges breach of fiduciary duties, gross mismanagement, gross negligence or recklessness, and other matters relating to the defendants' actions in connection with the proposed Capstar merger. The plaintiff seeks to certify the complaint as a class action, enjoin consummation of the Capstar merger, order defendants to account to plaintiff and other alleged class members for damages, and award attorneys' fees and other costs. Chancellor Media believes that the lawsuit is without merit and intends to vigorously defend the action.

On July 10, 1998, Chancellor Media entered into an agreement to acquire a 50% economic interest in Grupo Radio Centro, S.A. de C.V., an owner and operator of radio stations in Mexico, for approximately $120.5 million in cash and $116.5 million in Chancellor Media common stock. On October 15, 1998, Chancellor Media announced that it had provided notice to Grupo Radio that it was terminating the acquisition agreement in accordance with its terms. Chancellor Media has received notice from Grupo Radio requesting arbitration under the terms of the acquisition agreement of allegations that Chancellor Media wrongfully terminated that agreement. Chancellor Media believes that it had a proper basis for terminating the agreement in accordance with its terms and intends to contest these allegations vigorously.

Chancellor Media is also involved in various other claims and lawsuits which are generally incidental to its business. Chancellor Media is vigorously contesting all of these matters and believes that their ultimate resolution will not have a material adverse effect on its consolidated financial position or results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Chancellor Media's results of operations from period to period have not historically been comparable because of the impact of the various acquisitions and dispositions that Chancellor Media has completed. For a description of the transactions completed by the Company during 1997 and to date in 1998, see "The Companies -- Chancellor Media -- Recent Developments."

In the following analysis, management discusses Chancellor Media's broadcast cash flow. The performance of a radio station group is customarily measured by its ability to generate broadcast cash flow. The two components of broadcast cash flow are gross revenues, net of agency commissions, and operating expenses, excluding depreciation and amortization, corporate general and administrative expense and non-cash and non-recurring charges. The primary source of revenues is the sale of broadcasting time for advertising. Chancellor Media's most significant operating expenses for purposes of the computation of broadcast cash flow are employee salaries and commissions, programming expenses, and advertising and promotion expenses. Chancellor Media strives to control these expenses by working closely with local station management. Chancellor Media's revenues vary throughout the year. As is typical in the radio broadcasting industry, Chancellor Media's first calendar quarter generally produces the lowest revenues, and the fourth quarter generally produces the highest revenues.

Although broadcast cash flow is not calculated in accordance with generally accepted accounting principles, Chancellor Media believes that it is widely used as a measure of operating performance. Nevertheless, this measure should not be considered in isolation or as a substitute for operating income, cash flows from operating activities or any other measure for determining Chancellor Media's operating performance or liquidity that is calculated in accordance with generally accepted accounting principles. Broadcast cash flow does not take into account Chancellor Media's debt service requirements and other commitments and, accordingly, broadcast cash flow is not necessarily indicative of amounts that may be available for dividends, reinvestment in Chancellor Media's business or other discretionary uses. Not all companies calculate broadcast cash flow in the same fashion and therefore Chancellor Media's broadcast cash flow information may not be comparable to similarly titled information of other companies.

Nine Months Ended September 30, 1998 Compared To Nine Months Ended September 30, 1997

Chancellor Media's results of operations for the nine months ended September 30, 1998 are not comparable to the results of operations for the nine months ended September 30, 1997 due to the impact of the merger with Chancellor Broadcasting Company, the acquisition of Viacom, the acquisition of Katz, the acquisition of Martin and various other acquisitions and dispositions discussed in "The Companies -- Chancellor Media -- Recent Developments."

Net revenues for the nine months ended September 30, 1998 increased 169.8% to $899.1 million compared to $333.3 million for the nine months ended September 30, 1997. Operating expenses excluding depreciation and amortization for the nine months ended

September 30, 1998 increased 166.3% to $491.9 million compared to $184.7 million for the nine months ended September 30, 1997. Operating income excluding depreciation and amortization, corporate general and administrative expense and non-cash and non-recurring charges, referred to as broadcast cash flow, for the nine months ended September 30, 1998 increased 174.1% to $407.2 million compared to $148.6 million for the nine months ended September 30, 1997. The increase in net revenues, operating expenses, and broadcast cash flow for the nine months ended September 30, 1998 was primarily attributable to the net impact of the merger with Chancellor Broadcasting Company, the acquisition of Viacom, the acquisition of Katz, the acquisition of Martin and the various acquisitions and dispositions discussed elsewhere herein, in addition to the overall net operational improvements realized by Chancellor Media.

Depreciation and amortization for the nine months ended September 30, 1998 increased 202.5% to $315.8 million compared to $104.4 million for the nine months ended September 30, 1997. The increase is primarily due to the impact of the merger with Chancellor Broadcasting Company, the acquisition of Viacom, the acquisition of Katz and the acquisition of Martin, as well as other acquisitions completed during 1997 and to date in 1998.

Corporate general and administrative expenses for the nine months ended September 30, 1998 increased 116.3% to $25.2 million compared to $11.6 million for the nine months ended September 30, 1997. The increase is due to the growth of Chancellor Media, and the related increase in properties and staff, primarily due to recent acquisitions.

The executive severance charge of $59.5 million for the nine months ended September 30, 1998 represents a one-time charge incurred in connection with the resignation of Scott K. Ginsburg as President and Chief Executive Officer of Chancellor Media.

As a result of the above factors, Chancellor Media realized operating income of $6.7 million for the nine months ended September 30, 1998 compared to $32.5 million of operating income for the nine months ended September 30, 1997.

For the nine months ended September 30, 1998, Chancellor Media recorded a gain on disposition of representation contracts of $29.8 million related to its media representation operations. Chancellor Media entered into the media representation business with the acquisition of Katz on October 28, 1997.

Interest expense, net for the nine months ended September 30, 1998 increased 201.3% to $135.7 million compared to $45.0 million for the same period in 1997. The net increase in interest expense was primarily due to:

- additional bank borrowings under the senior credit facility required to finance the various acquisitions discussed elsewhere offset by repayment of borrowings from the net proceeds of Chancellor Media's various radio station dispositions and the 1998 equity offering;

- the assumption of Chancellor Radio Broadcasting Company's 9 3/8% Senior Subordinated Notes due 2004 (the "9 3/8% Notes") and 8 3/4% Senior Subordinated Notes due 2007 (the "8 3/4% Notes") upon consummation of the merger with Chancellor Broadcasting Company on September 5, 1997;

- the assumption of Katz' 10 1/2% Senior Subordinated Notes due 2007 (the
  "10 1/2% Notes") upon consummation of the acquisition of Katz on October 28, 1997 and;

- the issuance of the 8 1/8% Senior Subordinated Notes due 2007 (the "8 1/8% Notes") by CMCLA on December 22, 1997.

For the nine months ended September 30, 1997, other income of $18.4 million represents a gain on the disposition of assets related to the dispositions of WNKS-FM in Charlotte ($3.5 million), WPNT-FM in Chicago ($0.5 million), WEJM-FM in Chicago ($9.3 million), the FCC authorizations and selected transmission equipment previously used in the operation of KYLD-FM in San Francisco ($1.7 million) and WEJM-AM in Chicago ($3.4 million). For the nine months ended September 30, 1998, other income represents a gain from the WFLN Settlement of $3.6 million and a gain on disposition of assets of $123.8 million related to the exchange of WTOP-AM and WGMS-FM in Washington and KZLA-FM in Los Angeles plus $63,000 in cash for WBIX-FM in New York, KLDE-FM in Houston and KBIG-FM in Los Angeles.

The income tax expense for the nine months ended September 30, 1998 is comprised of current federal and state tax expense.

Dividends on preferred stock of CMCLA were $17.6 million for the nine months ended September 30, 1998, which represent dividends on CMCLA's 12% exchangeable preferred stock for the period from January 1, 1998 through May 13, 1998 and on CMCLA's 12 1/4% series A senior cumulative exchangeable preferred stock for the period from January 1, 1998 to July 23, 1998, each issued in September 1997 as part of the merger with Chancellor Broadcasting Company. On May 13, 1998, CMCLA exchanged all shares of the 12% exchangeable preferred stock for its 12% Subordinated Exchange Debentures due 2009 and on July 23, 1998, CMCLA exchanged all shares of the 12 1/4% series A cumulative exchangeable preferred stock for its 12 1/4% Subordinated Exchange Debentures due 2008. The 12% Subordinated Exchange Debentures due 2009 and 12 1/4% Subordinated Exchange Debentures due 2008 were subsequently repurchased by CMCLA.

For the nine months ended September 30, 1997, Chancellor Media recorded an extraordinary charge of $4.4 million, net of a tax benefit of $2.3 million, consisting of the write-off of the unamortized balance of deferred debt issuance costs related to the amendment and restatement of CMCLA's senior credit facility on April 25, 1997. For the nine months ended September 30, 1998, Chancellor Media recorded an extraordinary charge of $47.1 million, net of a tax benefit of $25.4 million consisting of the premiums, estimated transaction costs and the write-off of the unamortized balance of deferred debt issuance costs in connection with the tender offer for the 12% Subordinated Exchange Debentures due 2009 and the tender offer for the 12 1/4% Subordinated Exchange Debentures due 2008.

Dividends on Chancellor Media's preferred stock were $19.3 million for the nine months ended September 30, 1998 compared to $5.7 million for the same period in 1997. The increase is due to dividends on the Chancellor Media $3.00 convertible exchangeable preferred stock issued in June 1997 and dividends on the Chancellor Media 7% convertible preferred stock issued in September 1997 as part of the merger with Chancellor Broadcasting Company.

As a result of the above factors, Chancellor Media incurred a $88.3 million net loss attributable to common stockholders for the nine months ended September 30, 1998 compared to a net loss attributable to common stockholders of $12.2 million for the nine months ended September 30, 1997.

The basic and diluted loss per common share for the nine months ended September 30, 1998 was $0.65 compared to $0.14 for the nine months ended September 30, 1997.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

Chancellor Media's results of operations for the year ended December 31, 1997 are not comparable to the results of operations for the year ended December 31, 1996 due to the impact of the merger with Chancellor Broadcasting Company, the acquisition of Viacom, the acquisition of Katz and various other station acquisitions and dispositions discussed in "The Companies -- Chancellor
Media -- Recent Developments."

Net revenues for the year ended December 31, 1997 increased 98.1% to $582.1 million compared to $293.9 million for the year ended December 31, 1996. Operating expenses excluding depreciation and amortization for 1997 increased 81.4% to $316.2 million compared to $174.3 million in 1996. Operating income excluding depreciation and amortization, corporate general and administrative expense and other non-cash and non-recurring charges, referred to as broadcast cash flow, for 1997 increased 122.4% to $265.8 million compared to $119.5 million in 1996. The increase in net revenues, operating expenses, and broadcast cash flow was primarily attributable to the net impact of the various acquisitions and dispositions discussed elsewhere, in addition to the overall net operational improvements realized by Chancellor Media.

Depreciation and amortization for 1997 increased 98.4% to $186.0 million compared to $93.7 million in 1996. The increase is primarily due to the impact of the various acquisitions and dispositions discussed elsewhere.

Corporate general and administrative expenses for 1997 increased 175.0% to $21.4 million compared to $7.8 million in 1996. The increase is due to the growth of Chancellor Media, and related increase in properties and staff, primarily due to recent acquisitions.

As a result of the above factors, operating income for 1997 increased 225.2% to $58.4 million compared to $18.0 million in 1996.

Interest expense for 1997 increased 126.6% to $85.0 million compared to $37.5 million in 1996. The net increase in interest expense was primarily due to:

- additional bank borrowings under the senior credit facility required to finance the various acquisitions discussed elsewhere offset by repayment of borrowings from the net proceeds of Chancellor Media's various radio station dispositions;

- the assumption of the 9 3/8% Notes and the 8 3/4% Notes upon consummation of the merger with Chancellor Broadcasting Company on September 5, 1997; and

- the assumption of the 10 1/2% Notes upon consummation of the acquisition of Katz on October 28, 1997.

Chancellor Media recorded a gain on disposition of assets of $18.4 million in 1997 related to the dispositions of WNKS-FM in Charlotte ($3.5 million), WPNT-FM in Chicago ($0.5 million), WEJM-FM in Chicago ($9.3 million), WEJM-AM in Chicago ($3.4 million) and the FCC authorizations and certain transmission equipment previously used in the operation of KYLD-FM in San Francisco ($1.7 million).

The provision for income tax expense of $7.8 million for the year ended December 31, 1997 is comprised of current federal and state income taxes of $6.8 million and $4.8 million, respectively, and a deferred federal income tax benefit of $3.8 million.

Chancellor Media recorded an extraordinary charge of $4.4 million, net of a tax benefit of $2.3 million, in 1997, consisting of the write-off of the unamortized balance of deferred debt issuance costs related to the amendment and restatement of CMCLA's senior credit facility on April 25, 1997.

Dividends on preferred stock were $12.9 million in 1997, representing dividends on the 12 1/4% Series A cumulative exchangeable preferred stock and 12% exchangeable preferred stock issued in September 1997 as part of the merger with Chancellor Broadcasting Company.

As a result of the above factors, Chancellor Media incurred a $31.7 million net loss attributable to common stock in 1997 compared to a $16.2 million net loss in 1996.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

Chancellor Media's results of operations for the year ended December 31, 1996 are not comparable to the results of operations for the year ended December 31, 1995 due to the impact of Chancellor Media's acquisition of Pyramid Communications, Inc. on January 17, 1996 and various other station acquisitions and dispositions.

Net revenues for the year ended December 31, 1996 increased 80.4% to $293.9 million compared to $162.9 million for the year ended December 31, 1995. Operating expenses excluding depreciation and amortization for 1996 increased 78.5% to $174.3 million compared to $97.7 million in 1995. Operating income excluding depreciation and amortization, corporate general and administrative expense and other non-cash and non-recurring charges, referred to as broadcast cash flow, for 1996 increased 83.1% or $54.2 million to $119.5 million compared to $65.3 million in 1995. The increase in net revenues, operating expenses, and broadcast cash flow was primarily attributable to the impact of various station acquisitions and dispositions, in addition to the overall net operational improvements realized by Chancellor Media's radio stations.

Depreciation and amortization for 1996 increased 99.4% to $93.7 million compared to $47.0 million in 1995. The increase represents additional depreciation and amortization expenses due to the impact of recent acquisitions, offset by decreases due to selected intangibles which became fully amortized in 1995 and 1996.

Corporate general and administrative expenses for 1996 increased 74.2% to $7.8 million compared to $4.5 million in 1995. The increase is due to the growth of Chancellor Media, and related increase in properties and staff, primarily due to recent acquisitions.

As a result of the above factors, operating income for 1996 increased 30.4% to $18.0 million compared to $13.8 million in 1995.

Interest expense for 1996 increased 95.4% to $37.5 million compared to $19.2 million in 1995. The net increase in interest expense was primarily due to additional bank borrowings required to finance the acquisition of Pyramid as well as the other station acquisitions, offset by repayment of borrowings under CMCLA's prior senior credit facility from the net proceeds of the offering in October 1996 by Chancellor Media of 18,000,000 shares of its common stock, the net proceeds of which Chancellor Media contributed to CMCLA, and an overall decrease in CMCLA's borrowing rates.

The provision for income tax expense for the year ended December 31, 1996 is comprised of current federal and state taxes of $.5 million and $1.0 million, respectively, and a deferred federal income tax benefit of $4.4 million.

As a result of the above factors, Chancellor Media incurred a $16.2 million net loss attributable to common stockholders in 1996 compared to a $5.9 million net loss in 1995.

Liquidity and Capital Resources

Overview. Chancellor Media historically has generated sufficient cash flow from operations to finance its existing operational requirements and debt service requirements, and Chancellor Media anticipates that this will continue to be the case. Chancellor Media historically has used the proceeds of bank debt and private and public debt and equity offerings, supplemented by cash flow from operations not required to fund operational requirements and debt service, to fund implementation of Chancellor Media's acquisition strategy.

The total cash financing required to consummate the Pending Transactions is expected to be $633.4 million. Chancellor Media expects to receive $21.0 million in cash from the completion of the disposition of WMVP-AM in Chicago. Accordingly, Chancellor Media will require at least $612.4 million in additional financing to consummate the Pending Transactions. Although there can be no assurance, Chancellor Media expects that $69.6 million of such amount will be required to be borrowed during the first quarter of 1999 for the acquisition of Pegasus, $90.0 million will be required to be borrowed during the second quarter of 1999 for the acquisition of Phoenix and the remaining $344.3 million will be required to be borrowed for the Capstar/SFX Transaction over the three year period in which the Capstar/SFX Stations will be acquired. In addition, financing of $129.5 million will be required if the acquisition of Petry is consummated. Depending on the timing of the consummation of the Pending Transactions, Chancellor Media may need to obtain additional financing.

Chancellor Media believes that amounts available under the senior credit facility and the $250.0 million potentially available under the additional facility indebtedness will be used to finance the remaining Pending Transactions as well as future acquisitions. The senior credit facility currently provides for a total commitment of $2.50 billion, consisting of $1.60 billion reducing revolving credit facility and a $900.0 million term loan facility. Other potential sources of financing for the Pending Transactions and future acquisitions include cash flow from operations, additional debt or equity financings, the sale of non-core assets or a combination of those sources.

In addition to debt service requirements under the senior credit facility, Chancellor Media is required to pay interest on the existing senior subordinated notes. Interest payment requirements on the existing senior subordinated notes are $214.9 million per year. Cash dividend requirements of Chancellor Media on its $3.00 convertible exchangeable preferred stock and its 7% convertible preferred stock are $25.7 million per year. Because Chancellor Media is a holding company with no significant assets other than the common stock of

Chancellor Mezzanine Holdings Corporation, Chancellor Media will rely solely on dividends from Chancellor Mezzanine Holdings Corporation, which in turn is expected to distribute dividends paid to it by CMCLA and other subsidiaries to Chancellor Media, to permit Chancellor Media to pay cash dividends on the $3.00 convertible exchangeable preferred stock and the 7% convertible preferred stock. The senior credit facility, the indenture governing the Notes and the indentures governing the existing senior subordinated notes limit, but do not prohibit, CMCLA from paying such dividends to Chancellor Mezzanine Holdings Corporation.

Recently-Issued Accounting Principles

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This Statement establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Management does not anticipate that this Statement will have a significant effect on Chancellor Media's consolidated financial statements.

In February 1998, the FASB issued SFAS No. 132, Employers' Disclosure about Pensions and Other Postretirement Benefits. This Statement revises employers' disclosures about pensions and other postretirement benefit plans. It does not change the measurement or recognition of those plans. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. Management does not anticipate that this Statement will have a significant effect on Chancellor Media's consolidated financial statements.

In April 1998, Accounting Standards Executive Committee ("ACSEC") issued Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") effective for fiscal years beginning after December 15, 1998. This SOP provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. Initial application of SOP 98-5 should be reported as the cumulative effect of a change in accounting principle, as described in Accounting Principles Board (APB) Opinion No. 20, "Accounting Changes." When adopting this SOP, entities are not required to report the pro forma effects of retroactive application. Management does not believe the implementation of SOP 98-5 will have a material impact on Chancellor Media's consolidated financial statements.

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, collectively referred to as derivatives, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Management does not anticipate that this Statement will have a material impact on Chancellor Media's consolidated financial statements.

Year 2000 Issue

The "Year 2000 Issue" is whether Chancellor Media's computer systems will properly recognize date sensitive information when the year changes to 2000, or "00." Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. Chancellor Media has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 Issue and has developed an implementation plan. Chancellor Media uses purchased software programs for a variety of functions, including general ledger, accounts payable and accounts receivable accounting packages. The companies providing these software programs are Year 2000 compliant, and Chancellor Media has received Year 2000 compliance certificates from these software vendors. Chancellor Media's Year 2000 implementation plan also includes ensuring that all individual work stations and other equipment with embedded chips or processors are Year 2000 compliant. Chancellor Media is in the process of reviewing various modification and replacement plans related to the recent acquisition of Whiteco and expects to complete its review by early 1999. Costs associated with ensuring that Chancellor Media's existing systems are Year 2000 compliant and replacing certain existing systems are currently expected to be approximately $5.1 million, of which $0.3 million has been incurred to date. These cost estimates are subject to change based on further analysis, and any change in the costs may be material. Chancellor Media believes that the Year 2000 Issue will not pose significant operational problems for Chancellor Media's computer systems and, therefore, will not have a material impact on the operations of Chancellor Media.

In addition, Chancellor Media reviews the computer systems of companies it intends to acquire in order to assess whether the systems are Year 2000 compliant. To the extent the systems are not Year 2000 compliant, Chancellor Media will develop an implementation plan to ensure the systems are Year 2000 compliant or will convert the systems to the Chancellor Media's computer systems which are Year 2000 compliant. There is no guarantee that the systems of companies to be acquired by Chancellor Media in the future will be timely converted and would not have an adverse effect on the operations of Chancellor Media.

The ability of third parties with whom Chancellor Media transacts business to adequately address their Year 2000 issues is outside of Chancellor Media's control. Therefore, there can be no assurance that the failure of such third parties to adequately address their Year 2000 issues will not have a material adverse effect on Chancellor Media's business, financial condition, cash flows and results of operations. Chancellor Media expects to develop contingency plans intended to mitigate any possible disruption in business that may result from certain of Chancellor Media's systems or the systems of third parties that are not Year 2000 compliant.

WHERE YOU CAN FIND MORE INFORMATION ABOUT CHANCELLOR MEDIA

Chancellor Media files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any reports, statements and other information Chancellor Media files at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call 1-800-SEC-0330 for further information on the public reference rooms. Chancellor Media's filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

Chancellor Media has filed a Registration Statement on Form S-4 to register with the SEC the Chancellor Media common stock to be issued to LIN stockholders in the merger. This joint proxy statement/prospectus is part of that Registration Statement and constitutes a prospectus of Chancellor Media in addition to being a proxy statement of Chancellor Media for its special meeting of stockholders. LIN is also using this joint proxy statement/prospectus as a proxy statement for its special meeting of stockholders. As allowed by the SEC's rules, this joint proxy statement/prospectus does not contain all of the information you can find in the Registration Statement or the exhibits to the Registration Statement.

                                      LIN

GENERAL

LIN is a television station group operator in the United States that owns and operates seven network-affiliated television stations and has an agreement to purchase an eighth. Additionally, LIN has time brokerage agreements, also known as local marketing agreements ("LMAs"), under which it programs four other stations in the markets in which it operates. An LMA is a programming agreement between two separately owned television stations serving a common service area, under which the licensee of one station provides substantial portions of the broadcast programming for airing on the other licensee's station, subject to ultimate editorial and other controls being exercised by the later licensee, and sells advertising time during those programming segments.

Eight of LIN's stations are in the top 50 of the November 1998 designated market area ("DMA") rankings of the Nielsen Station Index. The Nielsen rankings rank geographically defined television markets in the United States by size according to various factors based upon actual or potential audience. LIN's top 50 DMAs include Indianapolis, Indiana; New Haven-Hartford, Connecticut; Buffalo, New York; Norfolk-Portsmouth, Virginia; and Grand Rapids-Kalamazoo-Battle Creek, Michigan. These stations have an aggregate United States household reach of approximately 4.9%.

LIN's television station portfolio is well diversified in terms of network affiliations, geographic coverage, net revenues and cash flow. LIN owns and operates, or has agreements to purchase, three CBS affiliates, three NBC affiliates and two ABC affiliates (collectively, the "LIN Core Stations"), which accounted for approximately 32%, 40% and 24%, respectively, of LIN's pro forma broadcast cash flow for the nine months ended September 30, 1998. LIN also programs four additional network-affiliated television stations pursuant to LMAs (the "LIN LMA Stations"). The LIN LMA Stations and other revenue sources accounted for the remaining approximate 4% of LIN's broadcast cash flow on the same pro forma basis. The LIN Core Stations broadcast in eight different markets, with no market representing more than 25% of LIN's pro forma net revenues or broadcast cash flow for the nine months ended September 30, 1998.

Additionally, an indirect subsidiary of LIN holds an approximate 20% equity interest in the NBC joint venture. The NBC joint venture consists of KXAS-TV, an NBC affiliate station in Dallas-Fort Worth, and KNSD-TV, an NBC affiliate station in San Diego, California. NBC operates the stations owned by the NBC joint venture pursuant to a management agreement. See "Risk Factors -- Potential
Adverse Consequences of Guarantee of NBC Joint Venture Loan" on page   .

LIN (through its subsidiaries) is also the owner and operator of 21 low-power broadcast stations.

COMPLETED LIN TRANSACTIONS

LIN Holdings Corporation, an indirect wholly-owned subsidiary of LIN and a Hicks Muse affiliate, LIN Acquisition Corporation, a wholly-owned subsidiary of LIN Holdings, and LIN Television entered into an Agreement and Plan of Merger on August 12, 1997. Pursuant to such agreement, on March 3, 1998, LIN Holdings acquired LIN Television by merging LIN Acquisition, its wholly owned subsidiary, with and into LIN Television, with LIN Television surviving the merger and becoming a direct, wholly-owned subsidiary of LIN Holdings. The total purchase price for the acquisition of LIN Television by Hicks Muse was approximately $2.0 billion which included:

- the common equity of LIN Television of $1.7 billion,

- the assumption of long-term debt of LIN Television of $260.2 million,

- and estimated acquisition costs of $32.2 million.

Furthermore, on March 3, 1998, in connection with the acquisition, Hicks Muse and NBC formed the NBC joint venture. A wholly-owned subsidiary of NBC is the general partner of the NBC joint venture and NBC operates the stations owned by the NBC joint venture. The NBC general partner holds an approximate 80% equity interest and LIN holds an approximate 20% equity interest in the NBC joint venture.

PENDING LIN TRANSACTIONS

- On August 12, 1997, LIN entered into an agreement to acquire from AT&T Corporation the assets of WOOD-TV and the LMA rights related to WOTV-TV (the "Grand Rapids Stations"), which are both located in the Grand Rapids-Kalamazoo-Battle Creek market, for approximately $125.5 million in cash plus accretion of 8.0%, which commenced on January 1, 1998 (the "Grand Rapids Acquisition"). An application for FCC approval for the Grand Rapids Acquisition is currently pending. LIN currently provides services to the Grand Rapids Stations pursuant to a consulting agreement with AT&T.

- On August 1, 1998, LIN Television of Texas, L.P., a subsidiary of LIN ("LIN Texas"), and Southwest Sports Group, Inc. entered into an Asset Purchase Agreement pursuant to which LIN Texas will assign its purchase option and LMA rights on KXTX-TV and sell certain assets and liabilities of KXTX-TV to Southwest Sports Group. In exchange, LIN Texas will receive 500,000 shares of Southwest Sports Group's series A convertible preferred stock, par value $100.00 per share. Following the completion of the transactions contemplated by the Southwest Sports Group agreement, LIN Texas will be entitled to receive dividends (which accrue from and after January 1, 1999) at the per annum rate of 6% of par value prior to the payment by Southwest Sports Group of any dividend in respect of its common stock or any other junior securities. At the option of Southwest Sports Group, dividends will be payable either in kind or in cash. LIN Texas will have the right, upon the earlier of:

     (1) the third anniversary of the issuance of the Southwest Sports Group preferred stock; and

     (2) an initial public offering of Southwest Sports Group common stock, to convert its shares of Southwest Sports Group preferred stock into shares of Southwest Sports

         Group common stock at a conversion rate equal to the par value per share of the Southwest Sports Group preferred stock (plus accrued and unpaid dividends thereon) divided by the fair market value per share of the Southwest Sports Group common stock.

  Southwest Sports Group will have the right, at its sole option, to redeem the Southwest Sports Group preferred stock at a par value, plus accrued and unpaid dividends thereon, at any time.

-Also, on August 1, 1998, LIN Texas and Southwest Sports Television, a subsidiary of Southwest Sports Group, entered into a sub-programming agreement pursuant to which Southwest Sports Television renders certain services with respect to KXTX-TV in exchange for a management fee equal to the cash receipts of the station less operating and other expenses. Subject to the terms of the Southwest Sports Group agreement and the satisfaction of certain conditions, including the receipt of National Hockey League and Major League Baseball approvals and Southwest Sports Group's consummation of certain other business acquisitions, it is expected that the KXTX-TV purchase option assignment will be consummated on or about March 31, 1999.

1998 LIN FINANCING TRANSACTIONS

-On March 3, 1998, LIN Television issued $300 million aggregate principal amount of 8 3/8% Senior Subordinated Notes due 2008 (the "LIN 8 3/8% Notes") for estimated net proceeds of $290.3 million (the "LIN 8 3/8% Notes Offering"). The net proceeds from the LIN 8 3/8% Notes Offering were used to finance a portion of the acquisition of LIN Television by Hicks Muse.

-On March 3, 1998, LIN Holdings issued $325 million aggregate principal amount of 10% Senior Discount Notes due 2008 (the "LIN 10% Notes" and, collectively with the LIN 8 3/8% Notes, the "LIN Notes") for estimated net proceeds of $192.6 million (the "LIN 10% Notes Offering"). The net proceeds from the LIN 10% Notes Offering were used to finance a portion of the acquisition of LIN Television by Hicks Muse.

COMPANY STRATEGY

LIN's business strategy is to maximize its broadcast cash flow through both revenue growth and the implementation of effective cost controls. To achieve these goals, LIN seeks, among other things, to:

Maximize Revenue Shares. From 1993 to 1997, LIN increased its broadcast television advertising revenue market share from 22.8% to 25.9%, assuming the acquisitions of WIVB-TV and WTNH-TV occurred on January 1, 1993, by targeting audiences with favorable demographic profiles, creating auxiliary revenue streams and cultivating strong network affiliations. On the same basis, LIN's gross advertising revenues have grown at a compound annual rate of 10.3%, whereas gross advertising revenues in LIN's markets have grown at a compound annual rate of 6.8%.

LIN attempts to maximize each station's revenue share through a quarterly "entitlement review process." This process involves the benchmarking of each station's advertising revenues against an index which weighs various demographic attributes according to their relative advertising revenue value. As a result of the entitlement review process, LIN's revenue shares typically outperform its audience shares.

LIN's revenue shares also benefit from long term affiliations with its three core networks -- CBS, NBC and ABC -- which provide LIN's television stations affiliated with these networks with competitive programming, including coverage of political events and high profile sporting events such as the Olympic Games, Super Bowl and NCAA Men's Basketball Tournament. LIN also has stations affiliated with Fox and WB, which further enhances its ability to grow its revenue shares through access to their competitive programming.

Emphasize Leading Local News. LIN's Core Stations are ranked number one or two in late news in all but LIN's smallest market. Management believes that a successful news operation is critical to the success of a television station because news audiences generally have the best demographic profiles from an advertising sales perspective. In addition, news programming:

- enables LIN to purchase less syndicated programming and thereby maintain tight control over programming costs;

- serves as a strong lead-in to other programming; and

- fosters a high profile in the local community, which is critical to maximizing local advertising sales.

LIN believes that its local news programming significantly improves its stations' broadcast cash flow margins. Accordingly, LIN has increased the hours of news produced per week from 81 in 1989 to 187 in 1997 on a pro forma basis. Partly as a result of its emphasis on quality local news programming, management has increased the broadcast cash flow margin at the five network-affiliated stations that it has operated throughout the period from January 1, 1991 to December 31, 1997, WISH-TV, WANE-TV, WAND-TV, WAVY-TV and KXAN-TV, from 37% to 47%.

Execute a Multi-Channel Strategy. LIN's management was one of the pioneers of the "multi-channel strategy," which involves the combination of an owned and operated television station with an LMA station and/or a Local Weather Station in the same market. Management has pursued this strategy in all but one of LIN's markets. Execution of the multi-channel strategy has been a factor in LIN's ability to generate incremental cash flow. The advantages of the multi-channel strategy are:

- the ability to capitalize on management's expertise;

- additional advertising inventory in each market;

- greater programming flexibility;

- enhanced ability to leverage fixed operating costs over a larger revenue base;

- improved negotiating positions with respect to suppliers of syndicated programming, advertisers and the networks;

- increased share of actual viewers;

- the opportunity to affiliate with the emerging networks; and

- enhanced opportunities for cross promotion.

Control Costs. In addition to concentrating on maximizing advertising revenues in its local markets, management focuses on controlling costs to maximize broadcast cash flow. In many markets, LIN operates with fewer personnel than its competitors. In addition, management typically buys syndicated programming on a company-wide basis and performs detailed profitability analyses for all programming purchases. As a result, management believes that LIN's margins are among the highest in the industry for stations in markets of comparable size.

Pursue Selective Acquisitions. LIN intends to pursue selective acquisitions of television stations with the goal of improving their operating performance by applying management's business strategy. Targeted stations generally will share many of the following characteristics:

- attractive acquisition terms;

- opportunities for increased advertising revenue and synergies with the Chancellor Radio Group;

- opportunities to implement effective cost controls and accretive on an after-tax cash flow per share basis;

- opportunities for increased audience share through improved newscasts and programming; and

- market locations that are projected to have attractive growth in advertising revenues. LIN intends to primarily target network-affiliated stations located in the 50 largest DMAs, which stations typically have established audiences for their news, sports and entertainment programming.

Invest in Digital Technology. LIN Management believes that LIN is well positioned for the transition to digital broadcasting and anticipates that LIN will be among the first television broadcasters in the United States to transmit a digital signal. LIN has already invested $13 million to fully prepare its towers and transmitter buildings for the transition, and estimates that an additional $40 million will be required over the next five to seven years for other necessary capital expenditures such as the purchase of antennae, transmitters, studio equipment and news gathering equipment. In accordance with FCC regulations, all station affiliates of ABC, CBS, NBC and Fox in the top ten DMAs will be required to transmit a digital signal by May 1, 1999. Affiliates of those networks in DMAs ranked eleven through thirty will be required to transmit a digital signal by November 1, 1999. All remaining commercial broadcasters will be required to transmit a digital signal by May 1, 2002.

TELEVISION BROADCASTING

The following table provides information regarding the station and other programming outlets owned and/or programmed, or under agreement to be acquired, by LIN, excluding the low-power broadcast stations and satellite stations, and the stations owned by the NBC joint venture as of December 31, 1998:

                                                                    COMMERCIAL    STATION   STATION
   DMA, STATIONS AND OTHER                                  DMA     STATIONS IN   RANK IN   AUDIENCE
     PROGRAMMING OUTLETS        STATUS(a)   AFFILIATION   RANK(b)     DMA(c)      DMA(d)    SHARE(d)
   -----------------------      ---------   -----------   -------   -----------   -------   --------
Company Stations and Other
  Programming Outlets:
INDIANAPOLIS, IN
WISH-TV(e)....................     O&O           CBS         25          8             1      16%
Local Weather Station.........     O&O         Cable
NEW HAVEN-HARTFORD, CT
WTNH-TV.......................     O&O           ABC         27          8             2      12%
WBNE-TV.......................     LMA            WB                                   5       2%
GRAND RAPIDS-KALAMAZOO-BATTLE
  CREEK, MI(F)
WOOD-TV.......................     O&O           NBC         38          8             2      17%
WOTV-TV.......................     LMA           ABC                                   4       4%
NORFOLK-PORTSMOUTH, VA
WAVY-TV.......................     O&O           NBC         40          7             3      14%
WVBT-TV.......................     LMA           Fox(g)                                5       5%
Local Weather Station.........     O&O         Cable
BUFFALO, NY
WIVB-TV.......................     O&O           CBS         42          7             1      20%
AUSTIN, TX
KXAN-TV(h)....................     O&O           NBC         60          7             2      15%
KNVA-TV.......................     LMA            WB                                   5       3%
DECATUR-CHAMPAIGN, IL
WAND-TV.......................     O&O           ABC         82          8             3      14%
Local Weather Station.........     O&O         Cable
FORT WAYNE, IN
WANE-TV.......................     O&O           CBS        103          6             2      19%
Local Weather Station.........     O&O         Cable
NBC JOINT VENTURE STATIONS:
DALLAS-FORT WORTH, TX
KXAS-TV.......................      JV           NBC          7         13             3      12%
SAN DIEGO, CA
KNSD-TV.......................      JV           NBC         26          7             2      11%

-------------------------

(a) "O&O" refers to a station owned and operated by LIN. "LMA" refers to a station programmed by LIN pursuant to a local marketing agreement and with respect to which LIN has a purchase option exercisable under certain circumstances. "JV" refers to a station owned by the NBC joint venture and operated by NBC. The LIN Core Stations, all of which are CBS, NBC and ABC affiliates, are WISH-TV, WANE-TV, WOOD-TV, WAND-TV, WAVY-TV, KXAN-TV, WTNH-TV and WIVB-TV.

(b) Rankings are based on the relative size of the station's market among the 211 generally recognized television markets in the United States. Source:
     Nielsen Station Index DMA Market Ratings -- November 1998, A.C. Nielsen Company.

(c) The number of stations in a market excludes local weather stations, low power networks and satellite broadcasting facilities.

(d) Source: Nielsen Station Index DMA Market Household Ratings -- November 1998, A.C. Nielsen Company, Sunday-Saturday 6:00 a.m.-2:00 a.m.

(e) Although not shown on the table, station WIIH-LP, Indianapolis, Indiana, is owned by LIN and operated as a satellite station of WISH-TV in order to increase WISH-TV's coverage.

(f) LIN currently provides services to WOOD-TV and WOTV-TV pursuant to a consulting agreement with AT&T. It has agreed to acquire the assets of WOOD-TV and the LMA rights related to WOTV-TV from AT&T for a purchase price of approximately $125.5 million. The acquisition is expected to close by the end of the first fiscal quarter of 1999.

(g)  WVBT-TV became a Fox affiliate on August 31, 1998.

(h) Although not shown on the table, station KXAM-TV, Llano, Texas, is owned by LIN and operated as a satellite station of KXAN-TV in order to increase KXAN-TV's coverage.

LICENSING, OWNERSHIP AND LMA ISSUES RELATING TO FEDERAL REGULATION OF THE TELEVISION BROADCASTING INDUSTRY

Licenses. The television broadcasting industry is subject to the same regulation by the FCC as the radio broadcasting industry regarding the issuance, renewal, assignment and transfer of station licenses. LIN's business is dependent on its ability to continue to hold television broadcasting licenses from the FCC, which are issued for maximum terms of eight years. The vast majority of the licenses are routinely renewed by the FCC. However, there can be no assurance that LIN's licenses or licenses owned by the owner-operators of the stations with which LIN has local marketing agreements, as discussed below, will be renewed upon expiration.

LIN owns and operates seven network-affiliated television stations and has an agreement to purchase an eighth. LIN also has LMAs under which it programs four other stations in the markets in which it operates. In addition, LIN is the owner and operator of 21 low-power broadcast stations. FCC approval is necessary before Chancellor Media can acquire control over the LIN television licenses. An application for FCC approval of a pro forma transfer of control was filed on December 16, 1998.

Ownership. Under the FCC's duopoly rules, a party may not have attributable interests in more than one television station in the same market unless a waiver is granted by the FCC. In addition to the attributable interests in LIN, Hicks Muse and four of Chancellor Media's directors, Thomas O. Hicks, Lawrence D. Stuart, Jr., Michael J. Levitt and John H. Massey, have attributable interests in Sunrise Broadcasting, Inc., which owns or proposes to acquire a number of television stations in several markets. Any new acquisition that would result in a LIN station and a Sunrise station providing service to a common area, as defined by FCC rules, will require a waiver of the duopoly rule, and there can be no assurance that such a waiver will be granted. In addition, as part of its multi-channel strategy, LIN enters into LMAs which allow it to program a second station in the same market through what amounts to a full-station management agreement with the licensee of that station. Currently, LIN programs four stations under LMAs, WBNE-TV, WVBT-TV, WOTV-TV and KNVA-TV, which expire at various times over the next seven years, beginning in the year 2002. Under the current rules, LIN is prohibited from acquiring the licenses of its LMA stations, thereby preventing LIN from directly fulfilling its obligations to purchase such stations if required by the owner of LIN's LMA stations. If LIN cannot fulfill its obligations, it would be required to find someone else to do so, and there can be no assurance that LIN could find someone.

The FCC is currently considering revising its policy regarding television local marketing agreements. Accordingly, it is unclear whether LIN will be able to program stations under its existing LMA agreements for the remainder of their current terms, extend these agreements, or enter into new local marketing agreements in other markets in which LIN owns or operates television stations. The material LMA issues facing LIN as a result of the pending rulemaking proceedings are as follows:

- The extent to which the FCC may restrict LMAs or make them attributable ownership interests is unclear;

- The FCC could make LMAs fully attributable ownership interests, and thus prohibited, with the exception of waivers for stations meeting specified criteria;

- "Grandfathered" LMAs could be limited to the current terms of their agreement or even shorter periods, and renewal and transfer rights could be eliminated, including the elimination of "grandfather" status on such LMAs as a result of the consummation of this merger;

- The FCC could require LIN to modify their LMAs in ways which impair their viability; and

- If the FCC were to find that the owner/licensee of one of LIN's LMA stations failed to maintain control over its operations, the owner/licensee of the LMA station and/or LIN could be sanctioned.

LIN cannot predict whether the waivers it has requested will be granted, what the ultimate outcome of the proposed rule changes will be or what their impact might be on LIN's broadcasting operations.

As required by FCC rules and policies, all of LIN's LMAs allow the owner/FCC licensee of each LMA station to pre-empt or reject LIN's programming under certain circumstances. Accordingly, there can be no assurance that LIN will be able to air all of the programming it expects to air on its LMA stations or that it will receive the anticipated advertising revenue from the sale of advertising spots during such programming. Although LIN believes that the terms and conditions of each LMA should allow it to air its programming, there can be no assurance that early terminations of LMAs or unanticipated preemptions of all or a significant portion of the programming will not occur. An early termination of one of LIN's LMAs or repeated and material preemptions of the programming thereunder could have a negative effect on LIN's business.

On a national level, a party may not hold an attributable interest in television stations that serve more than 35% of the television homes in the U.S. The television homes that LIN television stations reach is well below the 35% national limit, even when the Sunrise stations are attributed to LIN.

Under the FCC's one-to-a-market rule, a party may not have attributable interests in radio stations and a television station in the same market unless a waiver is granted by the FCC. Chancellor Media and LIN currently have received all required waivers of the one-to-a-market rule in markets where they have attributable interests in both radio and television stations, including as a result of the attributable interests of Capstar and Sunrise. These

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

waivers, however, are subject to pending rulemaking proceedings initiated by the FCC with respect to potential changes to the one-to-a-market rule. It is possible, but not at all certain, that revised regulations relating to the FCC's one-to-a-market rule could require the divestiture of interests in some stations in order to comply with a more restrictive limit on radio/television cross-ownership rules in the same market.

Finally, the FCC's multiple ownership rules also prohibit a person from having an attributable interest in both a television station and a cable television system in the same market (the "broadcast-cable cross-ownership rule"). Jeffrey
A. Marcus, a director of Chancellor Media and its President and Chief Executive Officer, also has an attributable interest in Marcus Cable, a cable company that controls cable television systems located in the same markets as some of LIN's television stations. Because of this, Chancellor Media has filed a request with the FCC for a waiver of the broadcast-cable cross-ownership rule to permit Mr. Marcus to temporarily hold attributable interests in both Chancellor Media and Marcus Cable while he is in the process of divesting his interest in Marcus Cable. Chancellor Media and LIN cannot predict whether the FCC will grant this waiver, and if the FCC does not grant it, what additional actions Chancellor Media will take. Mr. Marcus has currently taken other actions which are expected to eliminate his attributable interests in Marcus Cable no later than March 31, 1999. See "The Merger -- Certain Regulatory Matters -- FCC Approval" for more information regarding the regulation of the television industry.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

LIN's results of operations from period to period have not historically been comparable because of the impact of the various acquisitions and dispositions that LIN has completed. Pro forma comparisons assuming the acquisition of LIN Television and the formation of the joint venture with NBC had taken place on January 1, 1997, have been included where appropriate.

Nine Months Ended September 30, 1998 Compared to Nine Months Ended September 30, 1997 and Three Months Ended September 30, 1998 Compared to Three Months Ended September 30, 1997

  Net Revenues

Total net revenues consist primarily of national and local time sales, net of sales adjustments and agency commissions, network compensation, barter revenues, revenues from the production of local commercials and sports programming, tower rental revenues, Local Weather Station revenues, and cable retransmission income. Total net revenues for the three and nine month periods ended September 30, 1998 decreased approximately 22% to $55.8 million and 18% to $177.6 million, respectively, compared to $71.9 million and $216.9 million for the same periods last year. The decreases were primarily due to the contribution of KXAS to the NBC joint venture in connection with the acquisition of LIN Television by Hicks Muse on March 3, 1998, offset in part by the recognition of approximately $1.9 million in insurance proceeds related to the KXTX tower loss. On a pro forma basis, net revenues for the three and nine month periods increased approximately 12% to $55.8 million and 12% to $164.3 million compared to $49.6 million and $146.4 million for the same periods last year.

Approximately 79% and 83% of LIN's total net revenues for the three and nine month periods ended September 30, 1998, respectively, were derived from net advertising time sales compared to 85% and 86% in the same periods in the previous year. Net advertising revenues for the three and nine month periods ended September 30, 1998 decreased approximately 28% and 21% compared to the same periods in the prior year, primarily due to the contribution of KXAS to the NBC joint venture in connection with the acquisition of LIN Television by Hicks Muse on March 3, 1998. On a pro forma basis, for the three and nine month periods ended September 30, 1998, approximately 79% and 83% of LIN's total net revenues, respectively, were derived from net advertising time sales. Pro forma advertising revenue for the three and nine months ended September 30, 1998 increased approximately 7% to $44.1 million and 10% to $136.5 million respectively when compared to $41.3 and $123.7 million for the same periods in the prior year. The increase was due primarily to the continued improvement in the local economy in the markets in which WTNH-TV and KXAN-TV operate, and to the net advertising growth at the LMA stations. Additionally, LIN's CBS affiliated stations net advertising revenues include incremental revenues from broadcasting the 1998 Winter Olympics.

Network revenue represents amounts paid to LIN for broadcasting network programming provided by CBS, NBC, and ABC. Network revenue for the three and nine month periods ended September 30, 1998 decreased approximately 41% to $2.7 million and 26% to $9.8 million, respectively, compared to $4.6 million and $13.2 million for the same periods in the prior year. The decrease was primarily due to the contribution of KXAS to the NBC joint venture in connection with the acquisition of LIN Television by Hicks Muse on
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

March 3, 1998. On a pro forma basis, network revenue for the three and nine month periods ended September 30, 1998 was relatively flat when compared to the same period in the prior year.

Revenues from the Local Weather Station increased $0.2 million and $1.0 million for the three and nine month periods ended September 30, 1998, respectively, when compared to the same periods in the prior year. LIN provides Local Weather Stations to cable operators in all of its markets except New Haven-Hartford and Buffalo. LIN intends to provide this service to all markets in the future. On both an historical and pro forma basis Local Weather Station income increased primarily as a result of the recognition of approximately $0.7 million of revenue received from one of its cable operators. This amount had been in dispute and was not recorded in previous periods.

  Operating Expenses

Direct operating expenses, consisting primarily of news, engineering, programming and music licensing costs, decreased 16% to $16.5 million and 14% to $48.4 million for the three and nine month periods ended September 30, 1998 compared to $19.6 million and $56.1 million for the same periods in the prior year. The decrease was primarily due to the contribution of KXAS-TV to the NBC joint venture in connection with the acquisition of LIN Television by Hicks Muse on March 3, 1998.

Selling, general and administrative ("SG&A") expenses consist primarily of employee salaries and sales commissions, advertising and promotion expenses, and other expenses such as rent, utilities, insurance and other employee benefit costs. SG&A expenses decreased approximately 17% to $12.5 million and 14% to $42.5 million for the three and nine month periods ended September 30, 1998 compared to $15.1 million and $49.4 million for the same periods in the prior year. The decrease was primarily due to the contribution of KXAS to the NBC joint venture in connection with the acquisition of LIN Television by Hicks Muse on March 3, 1998.

Total corporate expenses, which are comprised of costs associated with the centralized management of LIN's stations, increased $3.5 million and $3.9 million for the three and nine month periods ended September 30, 1998, compared to the same periods in the prior year. The increase was due primarily to fees paid to Hicks Muse under a monitoring and oversight agreement.

Amortization of program rights reflects the expenses related to the acquisition of syndicated programming, features and specials. Amortization of program rights decreased approximately 20% to $3.2 million and 15% to $10.0 million for the three and nine month periods ended September 30, 1998, respectively, compared to $4.0 million and $11.7 million for the same periods in the prior year. The decrease was primarily due to the contribution of KXAS-TV to the NBC joint venture in connection with the acquisition of LIN Television by Hicks Muse on March 3, 1998.

Depreciation and amortization of intangible assets increased $7.4 million and $17.4 million for the three and nine month periods ended September 30, 1998 compared to the same periods in the prior year, primarily as a result of the acquisition of LIN on March 3, 1998. The excess of the purchase price over the estimated fair market value of the net tangible assets acquired was allocated to intangible assets, primarily to FCC licenses and network affiliations and goodwill.

  Operating Income

For the reasons discussed above, LIN reported a decrease in operating income of $20.6 million and $41.7 million for the three and nine month periods ended September 30, 1998, compared to the same periods in the prior year.

LIN's interest expense increased approximately $5.1 million and $11.1 million for the three and nine month periods ended September 30, 1998 compared to the same periods last year. The increase was a result of the new borrowings under its senior credit facilities and the issuance of the LIN 8 3/8 Notes in connection with the acquisition of LIN Television by Hicks Muse. In addition, LIN Holdings incurred $12.4 million of non-cash interest expense for the period from March 3, 1998 through September 30, 1998, due to the issuance of its LIN 10% Notes.

During the first quarter of 1998, LIN incurred financial and legal advisory fees and regulatory filing fees in connection with the acquisition of LIN Television by Hicks Muse. During the same quarter, LIN expensed approximately $8.6 million that is reflected on the Predecessor's Consolidated Statements of Income as merger expense.

LIN's provision for income taxes decreased approximately $5.2 million and $12.2 million for the three and nine month periods ended September 30, 1998, compared to the same periods in the prior year. The increase was due to net operating losses, resulting from increased interest expense, offset by the change in LIN's effective annual tax rate as a result of a substantial increase in non-deductible amortization relating to intangible assets.

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

  Net Revenues

Total net revenues consist of national and local time sales, net of sales adjustments and agency commissions, network compensation, barter revenues, revenue from the production of local commercials and sports programming, tower rental revenues, Local Weather Station revenues and cable retransmission revenues. Total net revenues increased approximately 7% for the year ended December 31, 1997 compared to the same period in 1996. Nearly 87% and 89% of LIN's total net revenues for 1997 and 1996, respectively, were derived from net national and net local advertising time sales.

The LMA stations and the continued ratings strength of the NBC-affiliated stations accounted for approximately $3.7 million and $4.1 million of the net national and net local advertising revenue increases, respectively, for the year ended December 31, 1997. The advertising revenue increase for 1997 was also attributable in part to local advertising revenue growth of approximately $2.5 million at station WTNH-TV due to continued improvement in economic conditions in that station's market.

LIN's network revenue represents amounts paid to LIN for broadcasting network programming provided by CBS, NBC and ABC. Network revenue was relatively stable from 1996 to 1997.

Other broadcast revenues increased approximately $5.8 million for the year ended December 31, 1997 due substantially to the sale of broadcast rights and production services to outside parties. Increased revenues from the Local Weather Stations also contributed to the increase in other broadcast revenues. LIN provides Local Weather Stations to cable operators in all of its markets except New Haven-Hartford and Buffalo, to which markets it intends to provide this service in the future.

  Operating Expenses

Direct operating expenses, consisting primarily of news, engineering, programming and music licensing costs, increased approximately $1.8 million for the year ended December 31, 1997 as compared with the same period in 1996. Direct operating expenses at stations KXAN-TV and KXAS-TV increased approximately $1.1 million as a result of expanded news coverage. News costs also increased as a result of the acquisition of a helicopter at station WISH-TV.

SG&A expenses consist primarily of employee salaries and sales commissions, advertising and promotion expenses, and other expenses, for example, rent, utilities, insurance and other employee benefit costs. SG&A expenses increased approximately $3.5 million for the year ended December 31, 1997, compared to the same period in 1996, due in part to increased sales compensation resulting from the increase in local revenues. The increase was also due in part to higher promotional expenditures at stations in the Dallas-Fort Worth market.

Corporate expenses, which are comprised of costs associated with the centralized management of LIN's stations, remained relatively flat for the year ended December 31, 1997 compared to the same period in 1996.

Amortization of program rights reflect the expenses related to the acquisition of syndicated programming, features and specials. Amortization of program rights for the year ended December 31, 1997 rose approximately $1.1 million as a result of new programming purchases at station WTNH-TV and programming write-offs at stations KNVA-TV and WBNE-TV.

Depreciation and the amortization of intangible assets increased approximately $1.0 million for the year ended December 31, 1997 compared to the same period in 1996. This increase is related primarily to an increase in depreciation expense resulting from capital expenditures aimed at maintaining a high quality on-air product at each of LIN's stations and, to a lesser extent, to a full year of depreciation for a new production facility.

In 1995, LIN began to construct new facilities and purchase new broadcast equipment to prepare for the transition to digital broadcasting. During the second quarter of 1997, LIN disposed of towers and other broadcast equipment that could no longer be used with digital technology. The net book loss on this equipment of approximately $2.7 million is reflected on LIN's Consolidated Statements of Income as tower write-offs.

  Operating Income

For the reasons discussed above, LIN reported an increase in operating income of $8.3 million, approximately 8.0%, for the year ended December 31, 1997, compared to the same period in 1996.

Interest expense, comprised primarily of interest payable on funds borrowed under LIN's old credit facility, decreased approximately 20% for the year ended December 31, 1997, compared to the same period in 1996. The decrease was the result of the renegotiated terms of the old credit facility and a reduction in the principal amount outstanding. See "Note 4 -- Long Term Debt" of LIN's Consolidated Financial Statements.

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

During the second half of 1997, LIN incurred financial and legal advisory fees and regulatory filing fees in connection with the acquisition of LIN Television by Hicks Muse. These expenses of approximately $7.2 million are reflected on the Company's Consolidated Statements of Income as merger expense.

LIN's provision for income taxes increased approximately 16% for the year ended December 31, 1997, compared to the same period in 1996, due to higher income before taxes and an increase in LIN's effective tax rate.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Net Revenues

Total net revenues increased approximately 26% for the year ended December 31, 1996 compared to the same period in 1995. Nearly 89% of LIN's total net revenues for both 1996 and 1995 were derived from net national and net local advertising time sales.

The WIVB-TV acquisition and the start-up operation of the LMAs accounted for approximately $23.3 million of the net national and net local revenue increase for the year ended December 31, 1996. The advertising revenue increase for 1996 was also attributable to approximately $4.5 million in incremental revenues resulting from the telecast of the 1996 Summer Olympics on the NBC-affiliated stations, which led to a more complete sale of inventory and increased advertising rates for those stations. The increase was also the result of strong political sales growth of approximately $7.2 million in 1996. Advertising revenue increases were also driven by the continued steady demand for television advertising time since 1994, reflecting strong economic activity in most of LIN's markets.

Increased network revenues of approximately $3.4 million for the year ended December 31, 1996 also contributed to the total net revenue increase. LIN negotiated a new network compensation agreement for the ABC affiliate WTNH-TV in 1996 which was effective as of September 1995. WTNH-TV's network compensation increased approximately $2.3 million in 1996 as a result of this new agreement. Network revenues also increased as a result of the inclusion of a full year of operations at station WIVB-TV.

Other broadcast revenues increased $1.8 million for the year ended December 31, 1996 due primarily to increases in sports programming production, local spot production and Local Weather Station revenues. In connection with the acquisition of the Texas Rangers baseball broadcast rights, LIN launched a new production facility to produce these on-air broadcasts. A substantial portion of the increase in other broadcast revenues resulted from this new production facility. Increased revenues from Local Weather Stations also contributed to the increase in other broadcast revenue.

  Operating Costs and Expenses

Direct operating expenses for the year ended December 31, 1996 increased approximately 40% over the same period in 1995 due primarily to the WIVB-TV acquisition, an increase in the amortization of sports programming rights, expansion of news coverage and a change in the syndicated/barter programming mix. The increase in amortization of sports programming rights resulted from the acquisition in 1996 of broadcasting rights to Texas Rangers baseball games. Direct operating expenses at stations KXAS-TV and WTNH-TV increased approximately $1.7 million as a result of expanded news coverage and

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

approximately $0.8 million as a result of increased barter programming at station WTNH-TV.

SG&A expenses increased approximately 26% for the year ended December 31, 1996 compared to the same period in 1995. The increase was due to the WIVB-TV acquisition, expenses associated with the new production facility, the operation of the LMA stations and, to a lesser extent, to increased sales commissions at most of the stations related to the increase in net revenues in 1996. SG&A expenses also increased approximately $1.0 million in 1996 as a result of increased sales and promotional efforts at LIN's LMA stations.

Corporate expenses are comprised primarily of costs associated with the centralized management of the stations. Corporate expenses increased approximately $1.3 million for the year ended December 31, 1996 compared to the same period in 1995, due primarily to expenses associated with LIN's continuing effort to seek out acquisition opportunities.

The amortization of programming rights for the year ended December 31, 1996 rose approximately $2.1 million as compared with the same period in 1995 as a result of a $1.3 million increase due to the WIVB-TV acquisition as well as a change in the syndicated/barter programming mix at WAVY-TV.

Depreciation and the amortization of intangible assets increased $6.7 million for the year ended December 31, 1996 compared to the same period in 1995. This increase is related primarily to the WIVB-TV acquisition, a $3.1 million increase in depreciation expense related to capital expenditures aimed at maintaining a high quality on-air product at each of LIN's stations and, to a lesser extent, the operation of the new production facility.

 Operating Income

For the reasons discussed above, LIN reported an increase in operating income of $14.1 million, approximately 17%, for the year ended December 31, 1996, compared to the same period in 1995.

Interest expense increased moderately for the year ended December 31, 1996, compared to the same period in 1995, due to interest on the additional funds borrowed for the WIVB-TV acquisition, partially offset by lower interest rates. See "Note 4 -- Long Term Debt" of LIN's Consolidated Financial Statements.

LIN's provision for income taxes increased approximately 22% for the year ended December 31, 1996 compared to the same period in 1995, due to higher income before taxes.

Liquidity and Capital Resources

It is LIN's policy to carefully monitor the state of its business, cash requirements and capital structure. From time to time, LIN Television may enter into transactions pursuant to which debt is extinguished, including sales of assets or equity, joint ventures, reorganizations or recapitalizations.

LIN's principal source of funds is its operations and its senior credit facilities. Net cash provided by operating activities for the nine months ended September 30, 1998 totaled $44.2 million compared to $61.7 million in the same period last year. The decrease is primarily due to the contribution of KXAS to the NBC joint venture in connection with the acquisition of LIN Television by Hicks Muse on March 3, 1998 offset partially by a reduction in the amounts paid for interest and income taxes. Net cash used in investing activities was $916.0 million for the nine months ended September 30, 1998, compared to $10.8 million for the same period in 1997, as a result of the acquisition of LIN in March 1998 partially offset by the contribution of KXAS to the NBC joint venture. Net cash provided by financing activities for the period ended September 30, 1998 was $917.8 million compared to $53.1 million of cash used in financing activities for the same period in the prior year. This fluctuation is due primarily to the issuance of the LIN 8 3/8% Notes, the issuance of the LIN 10% Notes, and the equity contribution by Hicks Muse in connection with the acquisition of LIN Television by Hicks Muse, partially offset by the principal payment of $260.0 million to retire the old debt.

LIN presently has indebtedness outstanding of $170.0 million under its senior credit facilities. The total cash financing required to consummate the Grand Rapids Acquisition is expected to be approximately $125.5 million and will be primarily funded by additional Tranche A term loans under its senior credit facilities. In addition to debt service requirements under its senior credit facilities, LIN is required to pay interest on the $300.0 million at maturity LIN 8 3/8% Notes on a semi-annual basis commencing on September 1, 1998. The $325.0 million at maturity LIN 10% Notes do not require cash interest payments to be made until after March 1, 2003. Thereafter, cash interest will accrue at a rate of 10% per annum and will be payable semi-annually in arrears commencing September 1, 2003. Interest payments on the LIN Notes and interest payments and amortization with respect to the senior credit facilities represent significant liquidity requirements for LIN Television and LIN Holdings. The LIN 8 3/8% Notes and term loans funded in connection with the acquisition of LIN Television by Hicks Muse will require annual interest payments of approximately $25.1 million and $13.4 million, respectively. LIN must remain in compliance with a series of financial covenants under its senior credit facilities, the LIN 8 3/8% Notes, and the LIN 10% Notes. As of September 30, 1998, LIN and LIN Holdings Corp. were in compliance with all covenants. Assuming continued compliance with these financial covenants, LIN and LIN Holdings Corp. have available credit of approximately $175.0 million under its senior credit facilities.

LIN's capital expenditures primarily include purchases of broadcasting equipment, studio equipment, vehicles and office equipment to improve the efficiency and quality of television broadcasting operations. LIN's capital expenditures for the first nine-months of 1998 were $7.4 million compared to $13.0 million for the same period in 1997. LIN has invested approximately $13.0 million to fully prepare its towers and transmitter buildings for the upcoming digital transition. LIN expects to spend approximately $22.0 million per year on capital expenditures in 1998 and 1999. After 1999, an additional $29.3 million will be required through 2002 to complete the transition to digital broadcasting. LIN anticipates that it will be able to meet its capital expenditure requirements with internally generated funds and borrowings under its senior credit facilities.

Scheduled principal payments under the credit facilities commenced on December 31, 1998 and are payable quarterly until March 31, 2007. Scheduled interest payments on the LIN 8 3/8% Notes commenced on September 1, 1998 and are payable semi-annually. Scheduled interest payments on the LIN 10% Notes are also payable semi-monthly and will commence September 1, 2003. LIN has made all scheduled interest and principal payments within the terms and conditions of the senior credit facilities agreement and the LIN 8 3/8% Notes indenture. LIN currently has cash balances to make the upcoming

March 31, 1999 interest payment on the LIN 8 3/8% Notes. Management believes, based on current operations and projected growth, that its cash flow from operations, together with borrowings available under its senior credit facilities, will be sufficient to meet its future requirements for working capital, capital expenditures, interest payments and scheduled principal payments.

LIN's future operating performance and ability to service or refinance the Notes and to extend or refinance its senior credit facilities will be subject to future economic conditions and to financial, business and other factors, many of which are beyond the company's control.

The LIN Notes and its senior credit facilities impose certain restrictions on LIN's ability to make capital expenditures and limit the company's ability to incur additional indebtedness. These restrictions could limit LIN's ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business or acquisition opportunities. The covenants contained in the credit agreement governing its senior credit facilities and the indentures governing the LIN Notes also, among other things, limit the ability of LIN to dispose of assets, repay indebtedness or amend other debt instruments, pay distributions, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances and make acquisitions.

LIN is a holding company whose only material asset is the capital stock of two subsidiaries, which are the direct parent companies of LIN Holdings which is the direct parent company of LIN Television. LIN Holdings does not have any business, other than in connection with its ownership of the capital stock of LIN Television and the performance of its obligations with respect to the LIN 10% Notes and its senior credit facilities, and will depend on the distributions from LIN Television to meet its debt service obligations, including, without limitation, interest and principal obligations with respect to the LIN 10% Notes. Because of the substantial leverage of LIN Television, and the dependence of LIN Holdings upon the operating performance of LIN Television to generate distributions to LIN Holdings with respect to LIN Television's common stock, there can be no assurance that LIN Holdings will have adequate funds to fulfill its obligations with respect to the LIN 10% Notes. In addition, the credit agreement governing its senior credit facilities and the indentures governing the LIN Notes and applicable federal and state law impose restrictions on the payment of dividends and the making of loans by LIN Television to LIN Holdings.

Accordingly, LIN Holdings' only source of cash to pay interest on the principal of the LIN 10% Notes are distributions with respect to its ownership interest in LIN Television and its subsidiaries from the net earnings and the cash flow generated by LIN Television and its subsidiaries. Prior to March 1, 2003, LIN Holdings' interest expense on the LIN 10% Notes will consist solely of non-cash accretion of principal interest and the LIN 10% Notes will not require cash interest payments. On March 2003, LIN Holdings will be required to pay the Mandatory Principal Redemption Amount, as defined in the indenture governing the LIN 10% Notes. After that time, the LIN 10% Notes will require annual cash interest payments of $20.0 million. In addition, the LIN Notes mature on March 1, 2008.

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

Year 2000 Issue

Some of LIN's older computer programs were written using two digits rather than four digits to define the applicable year. As a result, those computer programs have time-sensitive software that recognizes a date using "00" as the year 1900 rather than the year 2000. This could cause system failures or miscalculations in the next millennium, causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

LIN recognizes the importance of the Year 2000 issue and is taking a proactive approach intended to facilitate an appropriate transition into the Year 2000. LIN has implemented a project team utilizing both internal and external resources to develop its Year 2000 initiative, which may, as necessary, involve upgrading or replacing affected computer systems, software and equipment with embedded chips, and preparing contingency and disaster recovery plans.

A company-wide assessment of systems and operations has identified any information technology and non-information technology systems, including equipment with embedded chips, that do not properly recognize dates after December 31, 1999. The project team has developed a plan to assess, remediate, test, and, sufficiently in advance of the Year 2000, ascertain that the systems of LIN that are critical to LIN's operations will properly recognize dates after December 31, 1999. Areas of concern that are being addressed include possible service interruptions in satellite feeds providing news, weather and syndicated shows for broadcast; potential failure of equipment with embedded chips including master clocks, studio equipment, master control automation systems, transmission equipment, and telephone, security and environmental control systems.

LIN will incur capital expenditures and internal staff costs related to this initiative. Total incremental expenses, including depreciation and amortization of bringing current systems into compliance, writing off existing non-compliant systems, and capital replacements, have not had a material impact on LIN's financial condition to date and are not at present, based on known facts, expected to have a material impact on LIN's financial condition. LIN estimates the total potential costs of remediation to be approximately $0.3 million and that approximately $50,000 has been incurred to date. LIN estimates that if current planned software upgrades with certain non-information technology systems are not implemented prior to January 1, 2000, the cost to LIN would be as much as $0.5 million per year.

LIN has developed, in the ordinary course of business, a contingency plan to address system failures that are critical to conduct its business. These plans include the increase in overtime salaries, and/or the increase in personnel needed to operate the systems that would ordinarily be operated by computer. LIN believes that its contingency plans would adequately address any potential Year 2000 related system failures.

LIN has initiated a formal communication program with its significant vendors to determine the extent to which LIN is vulnerable to those third parties who fail to remediate their own Year 2000 non-compliance. Based on the information currently available, LIN is not aware of any likely third party Year 2000 non-compliance by LIN or its vendors or customers that will materially affect LIN's business operations. LIN does not, however, control the systems of other companies, and cannot assure that these systems will be timely converted and, if not converted, would not have an adverse effect on LIN's business operations. Furthermore, no assurance can be given at this time that any or all of
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

LIN's systems are or will be Year 2000 compliant, or that the ultimate costs required to address the Year 2000 issue or the impact of any failure to achieve substantial Year 2000 compliance by LIN, its vendors or customers will not have a material adverse effect on LIN's financial condition.

Reliance on the Automotive Industry

LIN is dependent on automotive-related advertising. Approximately 22% and 24% of LIN's gross advertising revenues for the nine months ended September 30, 1998 and the year ended December 31, 1997, respectively, consisted of automotive advertising. A significant decrease in automotive-related advertising could materially affect LIN's operating results.

Inflation

LIN believes that the effect of inflation and changing prices on its businesses is not material.

Recently-Issued Accounting Principles

In June 1997, the FASB issued Statement of SFAS No. 130, "Reporting Comprehensive Income" effective for years beginning after December 15, 1997. SFAS 130 requires that a public company report items of other comprehensive income either below the total for net income in the income statement, or in a statement of changes in equity, and to disclose the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. SFAS 130 was adopted during the first quarter of 1998. The adoption of SFAS 130 had no impact on the reported results of operations of LIN.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" effective for years beginning after December 15, 1997. SFAS 131 requires that a public company report financial and descriptive information about its reportable operating segments based on criteria that differ from current accounting practice. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The financial information to be reported includes segment profit or loss, certain revenue and expense items and segment assets and reconciliations to corresponding amounts in the general purpose financial statements. Statement 131 also requires information about revenues from products or services, countries where the company has operations or assets and major customers. Management of LIN does not believe the implementation of SFAS 131 will have a material impact on its consolidated financial statements.

In April 1998, AcSEC issued SOP 98-5 effective for fiscal years beginning after December 15, 1998. This SOP provides guidance on the financial reporting of start-up costs and organization costs. It requires that costs of start-up activities and organization costs be expensed as incurred. Initial application of SOP 98-5 should be reported as the cumulative effect of a change in accounting principle, as described in Accounting Principles Board (APB) Opinion No. 20. "Accounting Changes". When adopting this SOP, entities are not required to report the pro forma effects of retroactive application.

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

Management of LIN does not believe the implementation of SOP 98-5 will have a material impact on its consolidated financial statements.

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" effective for years beginning after June 15, 1999. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value hedge, a cash flow hedge, or a foreign currency hedge. A specific accounting treatment applies to each type of hedge. Management of LIN does not believe the implementation of SFAS 133 will have a material impact on its consolidated financial results.

EMPLOYEES

As of December 31, 1998, LIN employed approximately 1,200 full-time and 90 part-time employees in its broadcasting offices. Of these employees, approximately 220 were represented by unions. LIN believes that its employee relations are generally good.

PROPERTIES

LIN maintains its corporate headquarters in Providence, Rhode Island. Each of the stations operated by LIN has facilities consisting of offices, studios, sales offices and transmitter and tower sites. Transmitter and tower sites are located to provide coverage of each station's market. LIN owns substantially all of the offices where the stations are located and owns all of the property where its towers and primary transmitters are located. LIN leases the remaining properties, consisting primarily of sales office locations and microwave transmitter sites. While none of the properties owned or leased by LIN is individually material to LIN's operations, if LIN were required to relocate any of its towers, the cost could be significant because the number of sites in any geographic area that permit a tower of reasonable height to provide good coverage of the market is limited, and zoning and other land use restrictions, as well as Federal Aviation Administration regulations, limit the number of alternative sites or increase the cost of acquiring them for tower siting.

LEGAL PROCEEDINGS

LIN is involved in various claims and lawsuits which are generally incidental to its business. LIN is vigorously contesting all these matters and believes that their ultimate resolution will not have a material adverse effect on its consolidated financial position or results of operations. See "The
Companies -- Chancellor Media -- Legal Proceedings" for more information about legal proceedings involving LIN.

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

                      THE CHANCELLOR MEDIA SPECIAL MEETING

DATE, TIME, PLACE AND PURPOSE

A special meeting of the holders of Chancellor Media common stock will be held on March 30, 1999, at The Hotel Crescent Court, 400 Crescent Court, Dallas, Texas 75201, commencing at 10:00 a.m., local time, for the following purposes:

1. To consider and vote upon the approval and adoption of the merger agreement, dated as of July 7, 1998, between Chancellor Media and LIN, under the terms of which, among other things:

   - LIN will be merged with and into Chancellor Media, with Chancellor Media continuing as the surviving corporation following the merger;

   - each share of LIN common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.03 of a share of common stock of Chancellor Media, other than fractional shares or shares of LIN common stock for which appraisal rights have been exercised pursuant to Section 262 of the General Corporation Law of the State of Delaware (the "DGCL");

   - each share of Chancellor Media common stock, Chancellor Media 7% convertible preferred stock and Chancellor Media $3.00 convertible exchangeable preferred stock (the Chancellor Media $3.00 convertible exchangeable preferred stock and the Chancellor Media 7% convertible preferred stock are collectively referred to herein as the "Chancellor Media Convertible Preferred Stock"), of Chancellor Media issued and outstanding immediately prior to the effective time shall remain outstanding and unaffected by the merger; and

   - Chancellor Media will assume outstanding options to purchase shares of LIN common stock and phantom stock units held by directors, officers, employees and consultants of LIN and its subsidiaries, and these options and phantom stock units, to the extent exercisable for or issuable in shares of LIN common stock, will thereafter be exercisable for or issuable in shares of Chancellor Media common stock, as adjusted for the exchange ratio of 0.03 of a share of Chancellor Media common stock for each share of LIN common stock to be issued.

   A vote in favor of the adoption and approval of the merger agreement also constitutes a vote to approve and adopt the assumption of these plans and the issuance of shares of Chancellor Media common stock thereunder.

2. To consider and transact any other business as may properly come before the Chancellor Media special meeting or any adjournment or postponement thereof.

THE BOARD OF DIRECTORS OF CHANCELLOR MEDIA, UPON THE RECOMMENDATION OF A SPECIAL COMMITTEE OF DISINTERESTED DIRECTORS (THE "SPECIAL COMMITTEE"), HAS APPROVED, ADOPTED AND DECLARED ADVISABLE THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT HOLDERS OF CHANCELLOR MEDIA COMMON STOCK VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

RECORD DATE, VOTING RIGHTS AND QUORUM

Holders of record of shares of Chancellor Media common stock at the close of business on February 12, 1999 (the "Chancellor Media Record Date") are entitled to notice of and to vote at the Chancellor Media special meeting. On the Chancellor Media Record Date, there were 142,939,577 shares of Chancellor Media common stock outstanding, with each

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

share entitled to one vote on the matters to be acted upon at the Chancellor Media special meeting. The presence, in person or by proxy, at the Chancellor Media special meeting of the holders of a majority of the shares of Chancellor Media common stock outstanding and entitled to vote at the meeting is necessary to constitute a quorum at the meeting. The affirmative vote of at least a majority of the shares of Chancellor Media common stock outstanding and entitled to vote at the meeting is required to approve and adopt the merger agreement. Under the DGCL, shares represented by proxies that reflect abstentions or broker non-votes will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum and will have the same effect as votes cast against the proposal to approve and adopt the merger agreement.

Hicks Muse and its affiliates have agreed to vote all shares of Chancellor Media common stock controlled by them in favor of and opposed to the adoption and approval of the merger agreement in the same proportion as the other stockholders of Chancellor Media vote at the meeting. Accordingly, approval and adoption of the Merger Agreement of at least a majority of the shares of Chancellor Media common stock outstanding and entitled to vote at the meeting and not owned or controlled by Hicks Muse and its affiliates will be required to approve and adopt the merger agreement.

As of the Chancellor Media Record Date, the directors and executive officers of Chancellor Media as a group, other than affiliates of Hicks Muse, may be deemed to beneficially own, in the aggregate, 7,314,153 shares of Chancellor Media common stock, including shares of Chancellor Media common stock which may be purchased pursuant to certain stock options exercisable within 60 days of the date of this Joint Proxy Statement/ Prospectus, which represent approximately 4.9% of the outstanding shares of Chancellor Media common stock as of such date.

VOTING AND REVOCATION OF PROXIES

If a holder of Chancellor Media common stock is entitled to vote at the Chancellor Media special meeting and his, hers or its shares are represented by a properly executed proxy, the shares will be voted in accordance with the instructions indicated on the proxy, unless the proxy has been revoked prior to the voting. If no instructions are indicated, the shares will be voted "FOR" the adoption and approval of the merger agreement and, in the discretion of the proxy holder, for any other matter that may properly come before the meeting on which the holder of Chancellor Media common stock would be entitled to vote.

A stockholder who gives a proxy may revoke it at any time before it is exercised by:

- filing with The Bank of New York in its capacity as transfer agent for the Chancellor Media common stock (the "Transfer Agent"), at or before the Chancellor Media special meeting, a written notice of revocation bearing a later date than the proxy;

- duly executing a subsequent proxy relating to the same shares of Chancellor Media common stock and delivering it to the Transfer Agent at or before the meeting; or

- attending the Chancellor Media special meeting and voting in person, although attendance at the meeting will not in and of itself constitute a revocation of a proxy. Any written notice revoking a proxy should be sent to The Bank of New York, 101 Barclay Street, New York, New York 10286, Attn: Proxy Department.

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

Chancellor Media will bear the cost of soliciting proxies from its stockholders. In addition to the use of the mails, proxies may be solicited by the directors, officers and certain employees of Chancellor Media by personal interview, telephone or telegram. These directors, officers and employees will not be additionally compensated for such solicitation but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with the solicitation. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of Chancellor Media common stock, and Chancellor Media may reimburse the custodians, nominees and fiduciaries for reasonable out-of-pocket expenses in connection therewith. In addition, Chancellor Media has retained Georgeson & Co. to solicit proxies by and on behalf of the Chancellor Media Board of Directors. Georgeson & Co. will be paid customary fees for these services.

                            THE LIN SPECIAL MEETING

DATE, TIME, PLACE AND PURPOSE

A special meeting of the holders of LIN common stock, will be held on March 30, 1999, at the offices of Hicks, Muse, Tate & Furst Incorporated, 200 Crescent Court, Suite 1600, Dallas, Texas 75201, commencing at 10:00 a.m., local time. At the LIN special meeting, the holders of shares of LIN Common Stock will be asked to:

     1. To consider and vote upon the approval and adoption of the merger agreement under the terms of which, among other things:

     - LIN will be merged with and into Chancellor Media, with Chancellor Media continuing as the surviving corporation following the merger;

     - each share of LIN common stock issued and outstanding immediately prior to the effective time of the merger would be converted into the right to receive 0.03 of a share of common stock of Chancellor Media, other than fractional shares or shares of LIN common stock for which appraisal rights have been exercised pursuant to Section 262 of the DGCL;

     - each share of Chancellor Media common stock, Chancellor Media 7% convertible preferred stock and Chancellor Media $3.00 convertible exchangeable preferred stock, issued and outstanding immediately prior to the effective time shall remain outstanding and unaffected by the merger; and

     - Chancellor Media will assume outstanding options to purchase shares of LIN common stock and phantom stock units held by directors, officers, employees and consultants of LIN and its subsidiaries, and these options and phantom stock units will, to the extent exercisable for or issuable in shares of LIN common stock, thereafter be exercisable for or issuable in shares of Chancellor Media common stock, as adjusted for the exchange ratio of 0.03 of a share of Chancellor Media common stock for each share of LIN common stock to be issued.

     2. To consider and transact any other business as may properly come before the LIN special meeting or any adjournment or postponement thereof.

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

THE BOARD OF DIRECTORS OF LIN HAS APPROVED, ADOPTED AND DECLARED ADVISABLE THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT HOLDERS OF LIN COMMON STOCK VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

RECORD DATE, VOTING RIGHTS AND QUORUM

Only holders of record of shares of LIN Common Stock at the close of business on February 12, 1999 (the "LIN Record Date") are entitled to notice of and to vote at the LIN special meeting. On the LIN Record Date, there were 539,321,532 shares of LIN common stock outstanding, with each share entitled to one vote on the matters to be acted upon at the meeting. The presence, in person or by proxy, at the meeting of the holders of a majority of the shares of LIN common stock outstanding and entitled to vote at the meeting is necessary to constitute a quorum at the meeting. The affirmative vote of at least a majority of the shares of LIN common stock outstanding and entitled to vote at the LIN special meeting is required to approve and adopt the merger agreement. Under the DGCL, shares represented by proxies that reflect abstentions will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum and will have the same effect as votes cast against the proposal to approve and adopt the merger agreement.

As of the LIN Record Date, the directors and executive officers of LIN as a group may be deemed to beneficially own, in the aggregate, 403,871,532 shares of LIN common stock, which represent approximately 74.8% of the outstanding shares of LIN common stock as of such date. As of the LIN Record Date, affiliates of Hicks Muse may be deemed to beneficially own, in the aggregate, 403,071,532 shares of LIN common stock, which represents approximately 74.7% of the outstanding shares of LIN common stock as of such date. An affiliate of Hicks Muse has entered into an agreement with Chancellor Media to vote in favor of the merger. As a result, the approval of the merger by the LIN stockholders is assured.

VOTING AND REVOCATION OF PROXIES

If a holder of LIN common stock is entitled to vote at the LIN special meeting and his, hers or its shares are represented by a properly executed proxy, the shares will be voted in accordance with the instructions indicated on the proxy, unless the proxy has been revoked prior to the voting. If no instructions are indicated, the shares will be voted "FOR" the adoption and approval of the merger agreement and, in the discretion of the proxy holder, for any other matter that may properly come before the meeting on which the holder of LIN common stock would be entitled to vote.

A stockholder who gives a proxy may revoke it at any time before it is exercised by:

- filing with the Secretary of LIN, at or before the LIN special meeting, a written notice of revocation bearing a later date than the proxy,

- duly executing a subsequent proxy relating to the same shares of LIN common stock and delivering it to the Secretary of LIN at or before the meeting, or

- attending the meeting and voting in person, although attendance at the meeting will not in and of itself constitute a revocation of a proxy. Any written notice revoking a proxy should be sent to Ranger Equity Holdings Corporation, c/o LIN Television Corporation, 4 Richmond Square, Suite 200, Providence, Rhode Island 02906, Attn: Secretary.

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

LIN will bear the cost of soliciting proxies from its stockholders. In addition to the use of the mails, proxies may be solicited by the directors, officers and certain employees of LIN by personal interview, telephone or telegram. These directors, officers and employees will not be additionally compensated for the solicitation of proxies but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with the solicitation.

                                   THE MERGER

BACKGROUND AND CHANCELLOR MEDIA'S REASONS FOR THE MERGER

Beginning in early May 1998, Thomas O. Hicks, Chairman of Chancellor Media, began having informal discussions with Jeffrey A. Marcus, the newly-elected President and Chief Executive Officer of Chancellor Media, and certain other members of its Board of Directors regarding the expansion by Chancellor Media into different media platforms to complement its radio business. While attending the Annual Stockholders Meeting of Chancellor Media held on May 19, 1998, Mr. Hicks had various conversations with Mr. Marcus and John H. Massey and other directors of Chancellor Media in attendance, regarding potential opportunities to expand into television and outdoor advertising. During these conversations, Mr. Hicks discussed the possibility of Chancellor Media acquiring LIN, the television company that an investor group led by affiliates of Hicks Muse had recently acquired in March 1998.

On May 22, 1998, a special meeting of the Board of Directors of Chancellor Media was held via telephonic conference call. Among the topics discussed at this meeting was the potential acquisition by Chancellor Media of LIN. Because Mr. Hicks was the Chairman of both companies and another director of Chancellor Media was also a director of LIN, and the fact that affiliates of Hicks Muse had a substantial economic interest in both companies, the Board of Directors of Chancellor Media deemed it appropriate to appoint the Special Committee. Accordingly, at this board meeting Chancellor Media formed the Special Committee, consisting of Thomas J. Hodson, Vernon E. Jordan, Jr., J. Otis Winters, Perry J. Lewis, John H. Massey and Steven Dinetz. The Special Committee was formed to consider and evaluate any proposal which might be received from LIN involving a possible merger of Chancellor Media and LIN, and if such a proposal were made, to supervise the conduct of negotiations, to review, evaluate and make a determination with respect to the proposal and to report its conclusions to the full Board of Directors. The Special Committee was authorized to retain legal, financial and other advisors of its choice to assist in carrying out its duties and responsibilities.

On May 27, 1998, the Special Committee met by means of telephonic conference call and discussed the potential acquisition of LIN and the engagement of independent counsel to provide legal advice to the Special Committee. At this meeting, the Special Committee considered and selected outside counsel from among several law firms to be its legal advisor. The Special Committee also discussed several independent investment banking firms as potential candidates to be its financial advisor. The Special Committee appointed Messrs. Massey, Hodson and Lewis to interview several investment banking firms in New York City and request a written proposal from each for the position of financial advisor to the Special Committee.

On June 2, 1998, the Special Committee held another telephonic conference call and Messrs. Massey, Hodson and Lewis reported on their interviews in New York City on

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

June 1, 1998 with representatives of several investment banks. After discussing the distinctions among and the qualifications, experience and independence of these investment banking firms, the Special Committee selected Wasserstein Perella & Co., Inc. to serve as independent financial advisor to the Special Committee with respect to the proposed acquisition of LIN. Furthermore, if the Special Committee later determined that an acquisition of LIN would be in the best interest of Chancellor Media and its stockholders, Wasserstein Perella would issue an opinion as to whether the acquisition would be fair, from a financial point of view, to Chancellor Media and its stockholders. At the meeting, Mr. Massey was elected Chairman of the Special Committee.

On June 8, 1998, the Special Committee met again by telephonic conference call and discussed the fact that Chancellor Media had selected Morgan Stanley & Co. Incorporated as its financial advisor with respect to the proposed LIN acquisition. Mr. Massey reported that Chancellor Media expected that it would promptly receive an acquisition proposal from LIN. The Committee authorized Wasserstein Perella and Morgan Stanley to coordinate organizational, due diligence and other informational meetings with LIN to facilitate communication among all parties once an acquisition proposal was delivered to Chancellor Media. Subsequent to this meeting, management of LIN and Chancellor Media provided to each of Wasserstein Perella and Morgan Stanley internally prepared estimates of each company's future broadcast cash flow and other operating data. This information and subsequent supplemental data was provided to each of Chancellor Media's financial advisors.

On June 9, 1998, Chancellor Media received a summary term sheet from LIN setting forth a proposed purchase price of $1.70 per share of LIN common stock and proposing that LIN stockholders receive 100% of the purchase price in the form of newly-issued Chancellor Media common stock. The summary term sheet also included the proposed assumption by Chancellor Media of approximately $775 million of net indebtedness, implying an enterprise value for LIN in the proposed transaction of approximately $1.7 billion.

On June 10, 1998, the Special Committee met by means of telephonic conference call and received a preliminary analysis of the LIN proposal prepared by Wasserstein Perella. Wasserstein Perella discussed its analysis of the impact of a proposed acquisition of LIN on Chancellor Media, including the impact on its after-tax and free cash flow in the years 1999 and 2000. Wasserstein Perella also reviewed the stock price and volume history of the Chancellor Media common stock since January 1, 1998 and discussed the anticipated due diligence process to be undertaken by representatives of Wasserstein Perella working jointly with representatives of Morgan Stanley, the financial advisors for Chancellor Media.

On June 17, 1998, the Special Committee held a telephonic conference call where Wasserstein Perella presented preliminary information regarding due diligence performed to date with LIN. Wasserstein Perella reported to the Special Committee that it had met with senior management of both LIN and Chancellor Media and summarized the discussions. Wasserstein Perella noted that LIN's performance had exceeded expectations since its acquisition by Hicks Muse and that LIN management anticipated substantially higher operating results in 1999 due to the strong broadcasting environment and recent network affiliations.

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

At a meeting of the Special Committee held on June 23, 1998, Wasserstein Perella presented to the Special Committee the following:

- detailed information with respect to the proposed transaction overview;

- an overview of LIN;

- a television industry summary overview;

- a preliminary valuation analysis of LIN, including an analysis of prior merger and acquisition transactions, a discounted cash flow analysis and a public company trading analysis;

- a market overview of Chancellor Media;

- a pro forma merger consequences analysis; and

- a brief overview of price per share collar mechanisms.

Wasserstein Perella emphasized that the presentation was a preliminary presentation based on an analysis of the proposed purchase price of $1.70 per share of LIN common stock proposed by LIN and that Wasserstein Perella had not reached any conclusion as to the terms upon which Wasserstein Perella would be willing to render a fairness opinion with respect to the proposed transaction. Wasserstein Perella noted that the $1.70 per share of LIN common stock acquisition proposal submitted by LIN, based upon a $43 price per share of Chancellor Media common stock, would be dilutive to Chancellor Media's free tax cash flow based on both analyst and management estimates of LIN's operating results. Wasserstein Perella emphasized that it could not issue a fairness opinion on the terms of the current proposal. It was suggested by the Special Committee that Wasserstein Perella meet with representatives of Morgan Stanley to compare Wasserstein Perella's and Morgan Stanley's evaluations of the current offer by LIN and the methodologies and preliminary conclusions of each and to report back to the Special Committee.

On June 26, 1998, the Special Committee met again by telephonic conference call and received a report on the additional due diligence review of LIN by representatives of Wasserstein Perella and on the discussions that had transpired between representatives of Wasserstein Perella and Morgan Stanley. Wasserstein Perella reported that representatives of Wasserstein Perella and Morgan Stanley had discussed and compared the evaluation methodologies utilized by the two investment banking firms. The Special Committee concluded it was in favor of Chancellor Media entering the television broadcasting business and believed, based on the financial studies, analyses and investigations developed to date by the legal and financial advisors to the Special Committee, that a purchase price in the range of $1.50 per share of LIN common stock, based upon a value for Chancellor Media common stock of $50 per share, would be fair, from a financial point of view, to Chancellor Media and its stockholders. The Special Committee authorized Messrs. Massey and Winters to meet with the Chief Executive Officer of Chancellor Media, Mr. Marcus, to develop an appropriate strategy to respond to the LIN acquisition proposal in the range of a purchase price of approximately $1.50 per share of LIN common stock, based upon a value for Chancellor Media common stock of $50 per share.

Messrs. Massey and Winters met with Mr. Marcus on the afternoon of June 26, 1998 and presented the views of the Special Committee, including the views of its independent financial advisors with respect to responding to the LIN proposal. Messrs. Massey, Winters and Marcus discussed proposed strategy for responding to the LIN proposal as well as strategy for negotiating certain essential contract provisions, including a voting agreement under the terms of which Hicks Muse would agree to vote its LIN share ownership in favor of the proposed transaction with Chancellor Media.

At a meeting of the Special Committee held on June 29, 1998, the Special Committee received a report from Mr. Marcus on his negotiations with representatives of LIN subsequent to his meeting with Messrs. Massey and Winters as authorized by the Special Committee. Mr. Marcus stated that he had several negotiating sessions with representatives of LIN and that at the conclusion of the negotiations, a purchase price of $1.53 per LIN share payable in Chancellor Media common stock valued at $51 per share, the closing price per share on June 26, 1998, was agreed upon in principle, subject to approval by the Special Committee and the respective Boards of Directors of Chancellor Media and LIN. Mr. Marcus discussed in detail the negotiations with LIN and his view that the proposed acquisition by Chancellor Media must not be dilutive and that the Chancellor Media common stock to be issued in connection with the acquisition must not be valued at less than market value based on recent sales prices. Mr. Marcus concluded his report to the Special Committee by stating that it was his understanding that Morgan Stanley was comfortable with the proposed financial parameters of the transaction. Representatives of Wasserstein Perella discussed the proposed financial transaction parameters with Mr. Marcus in detail at the meeting and suggested that Wasserstein Perella complete its analysis and review from a financial point of view. Mr. Marcus indicated that an initial draft of the proposed acquisition agreement would be prepared for submission and review by the parties no later than Wednesday, July 1, 1998.

During the period following the meeting of the Special Committee held on June 29, 1998, the legal advisors for Chancellor Media prepared and circulated an initial draft of the proposed acquisition agreement to members of the Special Committee and its legal and financial advisors. The parties reviewed and revised the draft in preparation for the meeting of the Special Committee to be held on July 2, 1998. Drafts of the agreement were also presented to the legal and financial advisors for LIN requesting their comments.

On July 2, 1998, the Special Committee met by telephonic conference call where Wasserstein Perella reported that the financial terms of the proposed merger agreement had been reviewed internally by Wasserstein Perella. Legal counsel for the Special Committee reviewed the material provisions of the merger agreement and voting agreement relating to the proposed acquisition. Copies of the documents had been distributed to the Special Committee in advance of the meeting. After full discussion, the Special Committee instructed its legal counsel and Wasserstein Perella to continue negotiations with representatives of Chancellor Media, LIN and Hicks Muse and their respective counsel regarding certain unresolved contract issues and the terms and conditions of the merger agreement discussed at the meeting.

During the July 4th weekend, Chancellor Media and the Special Committee and their financial and legal advisors conducted extensive negotiations with respect to the terms of the definitive merger agreement providing for a merger that was intended to be tax-free for federal income tax purposes for both the Chancellor Media and LIN stockholders. Several drafts of the definitive merger agreement were circulated among all of the parties to the negotiations and discussions and negotiations continued throughout the three-day weekend. Revised drafts were circulated to members of the Special Committee and all legal and financial advisors prior to the meeting scheduled for July 6, 1998.

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

At a meeting of the Special Committee held via a telephonic conference call on July 6, 1998, legal counsel for the Special Committee reviewed the revised drafts of the merger agreement and voting agreement in connection with the proposed acquisition. Legal counsel for the Special Committee then reported that extensive negotiations regarding contract issues had occurred since the last meeting of the Special Committee and presented a full report on the resolution of the contract issues. Wasserstein Perella then discussed recent historical market prices for the Chancellor Media common stock and the reasons why Wasserstein Perella did not believe a price per share collar mechanism was needed in connection with the proposed transaction. Mr. Marcus joined the meeting and summarized the proposed resolution of all outstanding issues with respect to the merger agreement. Mr. Marcus reported that management of Chancellor Media fully supported the LIN acquisition. Representatives of Wasserstein Perella concluded after a thorough review of the terms and provisions of the proposed merger that it was prepared to issue its opinion to the Special Committee upon execution and delivery of the merger agreement that the merger consideration described in the merger agreement was fair, from a financial point of view, to Chancellor Media and its stockholders. The Special Committee unanimously recommended to the Chancellor Media Board of Directors that it approve, subject to the full Board of Directors' approval of a definitive agreement, the proposed economic terms of a merger based on a purchase price of $1.53 per share of LIN common stock and payable in Chancellor Media common stock valued at $51 per share.

Following the meeting of the Special Committee held on July 6, 1998, a meeting of the Chancellor Media Board of Directors was held. At that meeting, the Chancellor Media Board of Directors received a presentation from Mr. Massey on behalf of the Special Committee. Mr. Massey reported that the Special Committee had completed a six-week long process which involved numerous meetings of the Special Committee, Wasserstein Perella and legal counsel. Mr. Massey stated that the Special Committee unanimously recommended approval of the proposed LIN transaction on the terms set forth in the draft of the merger agreement which had been circulated in advance of the meeting to all of the Board members. Also present at the meeting were representatives of Wasserstein Perella and Morgan Stanley. The Board members and all attendees at the meeting engaged in an extensive discussion of the LIN transaction and the recommendation of the Special Committee. The Board members and attendees considered the fact that each of Wasserstein Perella and Morgan Stanley indicated that they would be able to deliver fairness opinions that the Board members believed would support the fairness of the exchange ratio from a financial point of view. The Chancellor Media Board of Directors by unanimous vote of those directors who voted, with certain members of the Board abstaining because of their relationship with Hicks Muse, determined that the LIN merger on the proposed economic terms set forth in the proposed merger agreement would be fair, advisable to and in the best interest of Chancellor Media and its stockholders and approved the definitive merger agreement. LIN and Chancellor then executed and delivered the merger agreement in its definitive form, dated as of July 7, 1998.

On the morning of July 7, 1998, Chancellor Media issued a press release announcing the merger and its principal economic terms.

RECOMMENDATION OF THE CHANCELLOR MEDIA BOARD OF DIRECTORS

THE BOARD OF DIRECTORS OF CHANCELLOR MEDIA BELIEVES THAT THE MERGER IS FAIR TO, ADVISABLE AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF CHANCELLOR MEDIA AND, ACTING UPON THE RECOMMENDATION OF THE SPECIAL COMMITTEE, HAS APPROVED, ADOPTED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE ISSUANCE OF SHARES OF CHANCELLOR MEDIA COMMON STOCK AND ASSUMPTION OF LIN STOCK OPTIONS AND PHANTOM STOCK UNITS IN THE MERGER, AND RECOMMENDS THAT THE STOCKHOLDERS OF CHANCELLOR MEDIA VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

In connection with its review of the merger agreement and the related transactions, the Special Committee addressed various negative factors before recommending the transaction to the Board of Directors of Chancellor Media, including the following:

- the assumption of a large amount of LIN indebtedness by Chancellor Media;

- the valuation of the NBC joint venture;

- the decision to enter into the television industry, a new line of business for management of Chancellor Media, and the increased capital requirements to operate successfully in the television industry;

- the payment of fees to Hicks Muse; and

- the dilution of after-tax cash flow per share.

During its deliberations, the Special Committee discussed the foregoing factors with Wasserstein Perella. Ultimately, the factors were resolved to the satisfaction of the Special Committee prior to delivering its recommendation in favor of the merger to the Board of Directors of Chancellor Media.

In approving the merger agreement and the related transactions, the Board of Directors of Chancellor Media took into account a number of factors, including the following:

- the judgment, advice and analysis of Chancellor Media's management and financial advisors, including Wasserstein Perella and Morgan Stanley;

- the presentation of Wasserstein Perella to the Special Committee and the full Board of Directors of Chancellor Media, including its oral opinion delivered at the meetings held on July 6, 1998 to the effect that the exchange ratio was fair, from a financial point of view, to Chancellor Media and the holders of Chancellor Media common stock;

- the prices paid in comparable transactions involving other television station assets;

- the historical financial condition, results of operations and cash flows of LIN;

- the terms and conditions of the merger agreement, including the exchange ratio;

- the requirement that Chancellor Media be provided with an opinion of counsel as to the tax-free nature of the merger to Chancellor Media; and

- the probability that the merger and the consummation of the Pending Transactions would receive all necessary regulatory approvals.

In view of the number of factors considered by the Board of Directors of Chancellor Media, the Board did not assign relative weights to the factors considered by it in reaching its conclusions. Rather, the Board of Directors viewed its conclusions and recommendations as being based on the totality of the information being presented to and considered by it. In addition, it may be the case that individual directors of Chancellor Media assigned different weights to the various factors considered by them in voting to approve the merger.

OPINIONS OF FINANCIAL ADVISORS TO THE CHANCELLOR MEDIA BOARD OF DIRECTORS AND SPECIAL COMMITTEE

Opinion of Financial Advisor to the Special Committee

Fairness Opinion. Wasserstein Perella has acted as financial advisor to the Special Committee of the independent directors of the Board of Directors of Chancellor Media in connection with the merger. At the meeting of the Special Committee held on July 6, 1998, Wasserstein Perella delivered its oral opinion to the Special Committee, subsequently confirmed in writing, to the effect that, based upon and subject to various considerations set forth in such opinion, as of July 6, 1998, the exchange ratio was fair from a financial point of view to Chancellor Media and the holders of Chancellor Media common stock. No limitations were imposed by the Board upon Wasserstein Perella with respect to investigations made or procedures followed by Wasserstein Perella in rendering the Wasserstein Perella fairness opinion.

THE FULL TEXT OF THE WASSERSTEIN PERELLA FAIRNESS OPINION, WHICH SETS FORTH THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW TAKEN, IS ATTACHED HERETO AS ANNEX II TO THIS JOINT PROXY STATEMENT/PROSPECTUS. STOCKHOLDERS ARE URGED TO READ THE WASSERSTEIN PERELLA FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY. THE WASSERSTEIN PERELLA FAIRNESS OPINION IS DIRECTED ONLY TO THE FAIRNESS OF THE EXCHANGE RATIO TO CHANCELLOR MEDIA AND THE HOLDERS OF CHANCELLOR MEDIA COMMON STOCK FROM A FINANCIAL POINT OF VIEW, HAS BEEN PROVIDED TO THE SPECIAL COMMITTEE IN CONNECTION WITH ITS EVALUATION OF THE MERGER, DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW THE STOCKHOLDER SHOULD VOTE. THE SUMMARY OF THE WASSERSTEIN PERELLA FAIRNESS OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE WASSERSTEIN PERELLA FAIRNESS OPINION.

In arriving at the Wasserstein Perella fairness opinion, Wasserstein Perella reviewed, among other things:

- a draft of the merger agreement, and for purposes of its opinion had assumed that the final form of the document did not differ in any material respect from the draft provided;

- selected publicly available business and financial information relating to LIN and Chancellor Media for recent years and interim periods;

- selected internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of LIN and Chancellor Media;

- selected financial and stock market data relating to LIN and Chancellor Media, and selected other companies in businesses similar to that of LIN and Chancellor Media or one or more of Chancellor Media's respective businesses or assets;

- the financial terms of selected comparable acquisitions and business combination transactions; and

- a draft of a term sheet regarding $50.0 million aggregate amount of Series A Preferred Stock that LIN would receive from Southwest Sports Group, and for purposes of its opinion had assumed that the transaction described would be consummated as described in the term sheet and otherwise in a customary manner. Wasserstein Perella had discussions with the management of LIN and of Chancellor Media concerning LIN's and Chancellor Media's businesses, operations, assets, financial condition and future prospects. Wasserstein Perella also performed other financial studies, analyses, and investigations and reviewed other information as it considered appropriate for purposes of the Wasserstein Perella fairness opinion.

In rendering the Wasserstein Perella fairness opinion, Wasserstein Perella assumed and relied upon, without independent verification, the accuracy and completeness of all financial and other information provided or that was publicly available. With respect to financial forecasts and projections, Wasserstein Perella assumed that they were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of the future performance of Chancellor Media and LIN. Wasserstein Perella expresses no opinion as to, and assumes no responsibility for, the forecasts or projections or the assumptions on which they are based. In addition, Wasserstein Perella has not reviewed any of the books and records of LIN or Chancellor Media, or assumed any responsibility for conducting a physical inspection of the properties or facilities of LIN or Chancellor Media, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of LIN or Chancellor Media, and no independent valuation or appraisal was provided to Wasserstein Perella. Wasserstein Perella assumed that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. Wasserstein Perella also assumed that obtaining all regulatory and other approvals and third party consents required for consummation of the merger will not have an adverse impact on Chancellor Media or LIN or on the anticipated benefits of the merger, and assumed that the transactions described in the merger agreement will be consummated without waiver or modification of any of the material terms or conditions contained therein by any party thereto. The Wasserstein Perella fairness opinion was prepared and delivered based upon economic and market conditions and other circumstances as they existed and could be evaluated by Wasserstein Perella as of the date of the opinion.

In delivering the Wasserstein Perella fairness opinion, representatives of Wasserstein Perella considered and discussed various financial and other matters that it deemed relevant. General valuation considerations deemed to be relevant by Wasserstein Perella include, without limitation:

- television broadcasting and demographic and advertising trends as a whole and in LIN's markets;

- LIN's historical financial and operating performance and future prospects in the context of its business strategy, market position and current and prospective competition;

- LIN's technological, marketing and programming strategy; and

- LIN's size and asset mix.

The following is a summary of the analyses presented by Wasserstein Perella to the Special Committee at its meeting held on June 23, 1998, as updated by Wasserstein Perella for the Special Committee at its meeting held on July 6, 1998, in connection with the delivery of the Wasserstein Perella fairness opinion. The summary below includes reference ranges of implied prices per share of LIN common stock based on Wasserstein Perella's judgment of the data analyzed. These reference ranges include reference points implicit in the exchange ratio under the merger agreement of 0.0300 shares of Chancellor Media common stock for each outstanding share of LIN common stock. Wasserstein

Perella applied a value range of $75-$89 million for the NBC joint venture and a value range of $35 to $50 million for the Southwest Sports Group preferred stock. Wasserstein Perella calculated the following reference points:

- an enterprise value for LIN's consolidated stations based upon an aggregate purchase price of $1,626.0 million less an estimated value for the NBC joint venture of $75 million less an estimated value for the Southwest Sports Group preferred stock of $35 million as a multiple of:

  (1) broadcast cash flow ("BCF"), defined as operating income plus corporate expenses plus depreciation and amortization plus amortization of program rights plus non-cash compensation expenses less cash payment for program rights, estimated for 1998 of 14.5x,

  (2) BCF for the latest twelve months ("LTM") as of June 30, 1999 of 13.7x, and

  (3) estimated 1999 BCF of 12.9x,

- and an enterprise value based upon an aggregate purchase price of $1,626 million less an estimated value for the NBC joint venture of $89 million less an estimated value for the Southwest Sports Group preferred stock of $50 million as a multiple of:

  (1) BCF estimated for 1998 of 14.3x,

  (2) BCF estimated for LTM as of June 30, 1999 of 13.4x, and

  (3) estimated 1999 BCF of 12.7x.

In addition, Wasserstein Perella estimated reference ranges of implied prices per share of LIN common stock based on a pre-tax value range for the LIN LMAs of $150-$200 million. The reference points included:

- an enterprise value for LIN's consolidated stations excluding the LIN LMA Stations based upon an aggregate purchase price of $1,626.0 million less an estimated value for the NBC joint venture of $75 million less an estimated value for the Southwest Sports Group preferred stock of $35 million less an estimated pre-tax value for the LIN LMA Stations of $150.0 million as a multiple of:

  (1) BCF estimated for 1998 of 13.5x,

  (2) BCF estimated for LTM as of June 30, 1998 of 12.9x, and

  (3) estimated 1999 BCF of 12.4x,

- and an enterprise value based upon an aggregate purchase price of $1,626 million less an estimated value for the NBC joint venture of $89.0 million less an estimated value for the Southwest Sports Group preferred stock of $50.0 million less an estimated pre-tax value for the LIN LMA Stations of $200.0 million as a multiple of:

  (1) BCF estimated for 1998 of 12.7x,

  (2) BCF estimated for LTM as of June 30, 1999 of 12.2x, and

  (3) estimated 1999 BCF of 11.7x.

These reference points were all considered in the context of the analyses described below. Each of these analyses supports the Wasserstein Perella fairness opinion.

Precedent Merger and Acquisition Transactions. Wasserstein Perella reviewed and analyzed selected merger and acquisition transactions involving other companies in the television broadcasting industry that it deemed relevant. Among other factors, Wasserstein Perella indicated that while there have been a number of recent television broadcasting transactions, acquisition values paid in specific transactions have historically been affected by several factors including the transaction structure, the target's operating performance and geographic mix of assets, the existence of a controlling/major shareholder, the strategic rationale for the transaction and the existence and implied valuation of non-television broadcasting assets in the target.

Wasserstein Perella analyzed the acquisition transaction by Hearst-Argyle Television, Inc. ("H-A TV"), of Pulitzer Broadcasting Company ("Pulitzer") and utilized estimated BCF multiples that reflected valuation benchmarks derived from such transaction. Based on the valuations assigned to Pulitzer and in Wasserstein Perella's judgment, the appropriate reference range for LIN, based on a valuation for LIN that included the LIN LMA Stations and using a multiple of estimated 1998 BCF of 15.5x, yielded an implied reference price of $1.72 per share of LIN common stock, and using a multiple of estimated 1999 BCF of 14.3x, yielded an implied reference price of $1.78 per share of LIN common stock. The appropriate reference range for LIN based on a valuation for LIN that included the LIN LMA Stations valued at $200 million and using a multiple of estimated 1998 BCF of 15.5x, yielded an implied reference price range of $1.98 per share of LIN common stock, and using a multiple of estimated 1999 BCF of 14.3x, yielded an implied reference price range of $1.95 per share of LIN common stock.

Wasserstein Perella also reviewed and analyzed other selected transactions involving companies in the television broadcasting industry since January 1994 that it deemed relevant. The transactions reviewed included the following, which are listed by acquiror/seller:

- Raycom Media, Inc./Malrite Communications Group Inc.;

- Sinclair Broadcast Group, Inc. ("Sinclair")/Sullivan Broadcast Holdings, Inc.;

- Hicks Muse/LIN Television;

- Sinclair/Heritage Media Corporation;

- Paxson Communications Corporation/ITT Corp.-Dow Jones & Company;

- News Corp./Heritage Media Corporation's Television Assets;

- The Hearst Corp./Argyle Television, Inc.;

- Meredith Corporation/First Media Television, L.P.;

- A.H. Belo Corporation/The Providence Journal Company;

- Raycom Media, Inc./AFLAC Incorporated;

- Media General, Inc./Park Communications, Inc.;

- News Corp./New World Communications Group Incorporated;

- Tribune Company/Renaissance Communications Corp.;

- The National Broadcasting Company, Inc./New World Communications Group Incorporated;

- Ellis Acquisition Inc. (Employees Retirement Systems of Alabama)/Ellis Communications, Inc.;

- The New York Times Company/Palmer Communications, Inc.;

- Young Broadcasting Inc./The Walt Disney Company, Sinclair/River City Broadcasting, L.P.;

- Benedek Broadcasting Corporation/Brissette Broadcasting Corporation;

- Gannett Co., Inc./Multimedia, Inc.;

- ITT Corp.-Dow Jones & Company/New York City;

- Westinghouse Electric Corporation/CBS Inc.;

- The Walt Disney Company/Capital Cities-ABC, Inc.;

- The National Broadcasting Corporation, Inc./Outlet Communications, Inc.;

- ABRY Broadcast Partners II, L.P./Act III Broadcasting, Inc.;

- SF Broadcasting, LLC/Burnham Broadcasting Company;

- New World Communications/Argyle Television;

- Fox Broadcasting Company/Viacom Inc.;

- New World Communications/Great American Communications;

- River City Broadcasting L.P./Continental Broadcasting; and

- Argyle Television, Inc./Times Mirror Co.

Wasserstein Perella's analysis of the selected acquisition transactions, based on a valuation for LIN that included the LIN LMA Stations and using 12.0x-15.0x as a multiple of estimated BCF, yielded an implied price range of $1.10-$1.64 per share of LIN common stock. A merger and acquisition transaction analysis, based on a valuation for LIN that included the LIN LMA Stations valued at $200 million and using a multiple of estimated 1998 BCF of 12.0x-15.0x, yielded an implied price range of $1.38-$1.90 per share of LIN common stock. Because the market conditions and circumstances surrounding each of the transactions analyzed were specific to each transaction, and because of the inherent differences between the businesses, operations and market conditions of LIN and Chancellor Media and the acquired businesses analyzed, Wasserstein Perella believed it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of these transactions and the merger that would affect the acquisition values of LIN and the acquired companies.

Discounted Cash Flow Analysis. Wasserstein Perella performed discounted cash flow analyses based on the projections of LIN's management, and calculated present values per share of LIN common stock as of January 1, 1999. In performing its discounted cash flow analysis, Wasserstein Perella considered various different assumptions that it deemed appropriate. Based on a review with LIN's management of LIN's prospects and risks associated with the business of LIN, Wasserstein Perella applied valuation parameters that it deemed appropriate to the projections prepared by LIN's management. Wasserstein Perella believed it appropriate to utilize discount rates of 9%-10% and terminal valuations based on
(1) perpetuity growth rates of 4.0%-4.5% and (2) multiples of estimated year 2002 BCF of 10.0x-12.0x. Based on the foregoing, in Wasserstein Perella's judgment, a discounted cash flow analysis yielded a summary reference range of implied prices of $1.17-$1.88 per share of LIN common stock based on a valuation for LIN which included the LIN LMA Stations and a reference range of implied prices of $1.32-$1.97 per share of LIN common stock based on a valuation for LIN which included the LIN LMA Stations valued at $200 million.

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

Public Company Trading Analysis. Wasserstein Perella reviewed, analyzed and compared certain operating, financial, and trading information of LIN and four other publicly traded television broadcasting companies H-A TV, Granite Broadcasting Corporation ("Granite"), Sinclair and Young Broadcasting Inc. ("Young"), including market values, enterprise values and estimated enterprise values as a multiple of each of estimated last 12 month, estimated 1998 and 1999 BCF. These values and multiples are set forth below.

                                                               ESTIMATED ENTERPRISE
                                                                    VALUE AS A
                                                                   MULTIPLE OF:
                                      MARKET      ENTERPRISE   --------------------
                                   EQUITY VALUE     VALUE      LTM    1998E   1999E
                                      ($MM)         ($MM)      BCF     BCF     BCF
                                   ------------   ----------   ----   -----   -----
H-A TV...........................     $3,193        $4,349     15.2x  13.7x   12.5x
Granite..........................        227           827     12.5   11.0    10.1
Sinclair.........................      2,961         6,285     16.6   15.0    13.5
Young............................      1,034         1,667     14.0   13.0    12.1

Based on the foregoing values and multiples and in Wasserstein Perella's judgment, a public company trading analysis, based on a valuation for LIN that included the LIN LMA Stations and using a multiple of estimated 1998 BCF of 11.5x-13.5x, yielded an implied reference price range of $1.01-$1.37 per share of LIN common stock, and using a multiple of estimated 1999 BCF of 10.5x-12.5x, yielded an implied reference price range of $1.04-$1.43 per share of LIN common stock. A public company trading analysis, based on a valuation for LIN which included the LIN LMA Stations valued at $200 million and using a multiple of estimated 1998 BCF of 11.5x-13.5x, yielded an implied reference price range of $1.30-$1.64 per share of LIN common stock, and using a multiple of estimated 1999 BCF of 10.5x-12.5x, yielded an implied reference price range of $1.25-$1.62 per share of LIN common stock. The reference ranges using public company trading prices are not based on a purely mathematical analysis, but also take into consideration a qualitative analysis of each publicly traded company and Wasserstein Perella's judgments concerning the likely trading position of LIN in the market of publicly traded television companies.

Pro Forma Analysis of the Merger. Wasserstein Perella analyzed the pro forma impact of the merger on Chancellor Media's projected after-tax cash flow ("ATCF") per share of Chancellor Media common stock. The analysis was based on certain financial projections for such periods prepared by LIN's management for LIN, by Chancellor Media's management for Chancellor Media and by certain equity research analysts with respect to Chancellor Media. Based on the foregoing, in Wasserstein Perella's judgment, the merger was expected to be accretive to ATCF per share of Chancellor Media common stock by approximately 3.1% in 1999 and 5.1% in 2000, based on equity research analysts' estimates for Chancellor Media, and by approximately 1.6% in 1999 and 2.8% in 2000, based on the internal estimates of Chancellor Media's management.

In arriving at the Wasserstein Perella fairness opinion, Wasserstein Perella performed a variety of financial analyses, the material portions of which are summarized above. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Wasserstein Perella did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to significance and relevance of each analysis and factor. Accordingly, Wasserstein Perella believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete view of the process underlying its analyses set forth in its opinion. In performing its analysis, Wasserstein Perella relied on numerous assumptions made by the management of LIN and of Chancellor Media, and made numerous judgments of its own with regard to the performance of LIN, industry performance, general business and economic conditions and other matters, many of which are beyond LIN's and Chancellor Media's abilities to control. Actual values will depend upon several factors, including changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Any estimates contained in such analysis are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable. In addition, analyses relating to values of companies do not purport to be appraisals or to reflect the prices at which companies may actually be sold. Since these estimates are inherently subject to uncertainty, none of Chancellor Media, Wasserstein Perella or any other person assumes responsibility for their accuracy. With regard to the comparable public company analysis and the comparable transactions analysis summarized above, Wasserstein Perella selected comparable public companies on the basis of various factors; however, no public company or transactions utilized as a comparison is identical to LIN, Chancellor Media or the merger. Accordingly, an analysis of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the acquisition or public trading value of the comparable companies and transactions to which LIN and the merger are being compared.

Wasserstein Perella is an investment banking firm engaged, among other things, in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, and secondary distributions of listed and unlisted securities and private placements. Wasserstein Perella was selected to render the Wasserstein Perella fairness opinion because it is a nationally recognized investment banking firm and because of its experience in the valuation of companies, including companies in the television broadcasting industry. In the ordinary course of its business, Wasserstein Perella may actively trade the debt and equity securities of LIN and Chancellor Media for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Wasserstein Perella advised Evergreen in its merger with Chancellor Radio Broadcasting Company, which transaction resulted in the formation of Chancellor Media. Wasserstein Perella advised Evergreen in its joint acquisition with Chancellor Radio Broadcasting Company of Viacom Radio Group. In addition, Wasserstein Perella advised the predecessor of LIN, LIN Television, and the independent directors of the board of directors of LIN Television in its merger with an affiliate of Hicks Muse.

The terms of Chancellor Media's retention of Wasserstein Perella as financial advisor to the Special Committee are governed by an engagement letter dated June 9, 1998. Chancellor Media paid Wasserstein Perella a fee of $500,000 upon the execution of its engagement letter and $2 million when Wasserstein Perella rendered its opinion to the Special Committee with respect to the fairness, from a financial point of view, to

Chancellor Media and the holders of Chancellor Media common stock of the exchange ratio. In addition to any of the compensation described above, Chancellor Media agreed to reimburse Wasserstein Perella for its reasonable out-of-pocket expenses, including fees, disbursement and other charges of its counsel. Chancellor Media has agreed to indemnify Wasserstein Perella and its affiliates, their respective directors, officers, partners, agents and employees and controlling persons, and each of their respective successors and assigns against selected liabilities and expenses, including selected liabilities under the federal securities laws, relating to or arising out of such engagement.

Opinion of Financial Advisor to the Chancellor Media Board of Directors

Chancellor Media retained Morgan Stanley to act as financial advisor to the Board of Directors of Chancellor Media in connection with the merger and related matters. The terms of Chancellor Media's retention of Morgan Stanley are governed by an engagement agreement dated June 9, 1998. Morgan Stanley delivered to the Board of Directors of Chancellor Media its written opinion, dated as of July 7, 1998, to the effect that, as of the date of Morgan Stanley's opinion, based on the matters stated in the Morgan Stanley opinion, the consideration to be paid by Chancellor Media pursuant to the merger agreement is fair from a financial point of view to Chancellor Media.

THE FULL TEXT OF THE MORGAN STANLEY OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MORGAN STANLEY, IS ATTACHED AS ANNEX III TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED IN THE JOINT PROXY STATEMENT/PROSPECTUS BY REFERENCE. HOLDERS OF CHANCELLOR MEDIA COMMON STOCK ARE URGED TO, AND SHOULD, READ THE MORGAN STANLEY OPINION CAREFULLY AND IN ITS ENTIRETY. THE MORGAN STANLEY OPINION IS DIRECTED TO THE BOARD OF DIRECTORS OF CHANCELLOR MEDIA. THE MORGAN STANLEY OPINION ADDRESSES THE FAIRNESS TO CHANCELLOR MEDIA OF THE CONSIDERATION TO BE PAID BY CHANCELLOR MEDIA UNDER THE MERGER AGREEMENT FROM A FINANCIAL POINT OF VIEW TO CHANCELLOR MEDIA, AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER, NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES OF CHANCELLOR MEDIA COMMON STOCK AS TO HOW TO VOTE AT THE CHANCELLOR MEDIA SPECIAL MEETING. THE SUMMARY OF THE MORGAN STANLEY OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/ PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MORGAN STANLEY OPINION.

In arriving at its opinion, Morgan Stanley:

- reviewed certain publicly available financial statements and other information of Chancellor Media and LIN;

- reviewed certain internal financial statements and other financial and operating data concerning Chancellor Media and LIN prepared by the management of Chancellor Media and LIN, respectively;

- reviewed certain financial projections prepared by the management of Chancellor Media and LIN, respectively;

- discussed the past and current operations and financial condition and the prospects of Chancellor Media and LIN with senior executives of Chancellor Media and LIN, respectively;

- reviewed the reported prices and trading activity for Chancellor Media common stock;

- compared the financial performance of Chancellor Media and LIN with that of certain other comparable publicly-traded companies;

- reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

- participated in discussions and negotiations among representatives of Chancellor Media and LIN and their financial and legal advisors;

- reviewed the merger agreement, and certain related documents; and

- performed such other analyses as it deemed appropriate.

In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by Morgan Stanley for purposes of its opinion. With respect to financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Chancellor Media and LIN. Morgan Stanley assumed that the merger will take place in accordance with the merger agreement and related documents. Morgan Stanley did not make an independent valuation or appraisal of LIN's assets or liabilities, nor was Morgan Stanley furnished with any appraisals of LIN's assets or liabilities. The Morgan Stanley opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the Morgan Stanley opinion.

The following is a brief summary of the financial analysis performed by Morgan Stanley in connection with the delivery of the Morgan Stanley opinion to the Board of Directors of Chancellor Media:

Transaction Overview. Morgan Stanley noted that, based on the exchange ratio and the number of outstanding shares of LIN common stock, and based on a $51.00 per share closing price of Chancellor Media common stock on June 26, 1998, the date such valuation was established for the purposes of determining the exchange ratio, the exchange ratio implied an aggregate value of $1,626 million for the merger transaction and $1,488 million for LIN's television assets, net of other assets and working capital. Morgan Stanley noted that the $1,626 million merger transaction value represented a multiple of 12.7x LIN's 1999 projected BCF. Including certain amounts which could potentially be required to be paid by Chancellor Media in connection with a retirement of LIN's existing debt, the exchange ratio implied an aggregate value of $1,675 million for the merger transaction and $1,537 million for the LIN television assets. Morgan Stanley noted that the $1,675 million merger transaction value represented a multiple of 13.1x LIN's 1999 projected BCF.

Precedent Transaction Multiples Analysis. Morgan Stanley reviewed and analyzed public information relating to the financial terms of certain precedent transactions in the television broadcasting industry, which, in Morgan Stanley's judgment, were deemed to be the most comparable to the merger for purposes of this analysis. These comparable transactions included:

- the acquisition of Pulitzer radio and television operations by Hearst-Argyle Television, Inc. ("Hearst-Argyle");

- Raycom Media Inc.'s acquisition of Malrite Communications Group Inc.;

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- Emmis Broadcasting Corp.'s purchase of four television stations from SF
  Broadcasting;

- Sinclair's purchase of Sullivan Broadcast Holdings Inc.;

- Gray Communications Systems Inc.'s purchase of Busse Broadcasting Corp.;

- Freedom Communications Inc.'s purchase of a television station from Granite;

- an investor group's acquisition of Telemundo Group Inc.;

- the acquisition of LIN Television by Hicks Muse;

- the acquisition of certain television and radio stations from Heritage Media Corporation by Sinclair;

- the acquisition of Argyle Television, Inc. ("Argyle") by The Hearst Corporation ("Hearst");

- the acquisition of WXON-TV by Granite;

- the acquisition of four television stations from First Media Television L.P. by Meredith Corp.; and

- certain older transactions announced in 1996.

Morgan Stanley reviewed the prices paid in the comparable transactions, including an analysis of the aggregate value of the comparable transactions expressed as multiples of publicly available estimates of projected cash flow (BCF where available, or otherwise projected earnings before interest, taxes, depreciation and amortization ("EBITDA")). The aggregate values for these transactions, expressed as a multiple of projected BCF or EBITDA, as appropriate ("projected cash flow"), ranged from 11.9x to 17.8x projected cash flow for transactions announced in 1996, from 11.0x to 14.9x projected cash flow for transactions announced in 1997 and from 10.0x to 18.6x projected cash flow for transactions announced in 1998 prior to July 6, 1998. The median cash flow multiple for the comparable transactions was 12.8x in 1996, 13.0x in 1997 and 14.7x in 1998. Morgan Stanley noted that some of the comparable transactions involved companies that had lower current operating margins than LIN, and some of the comparable transactions were structured as sales of assets, rather than a sale of stock, and thus may have conferred additional tax benefits to the buyer.

Morgan Stanley noted that, based on the Exchange Ratio, Morgan Stanley's analysis yielded an implied aggregate value acquisition multiple range for LIN's television assets of 12.7x to 13.1x LIN's estimated 1999 BCF. Morgan Stanley noted that, based on its analysis of comparable transactions, the BCF acquisition multiple range for LIN's television assets was within the range of cash flow multiples for the Comparable Transactions and was below the implied 13.5x multiple paid to Pulitzer by Hearst-Argyle, the comparable transaction which Morgan Stanley deemed most similar and closest in time to the merger.

No transaction utilized in the precedent transaction analysis is identical to the merger. In evaluating the comparable transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Chancellor Media and LIN's control, such as the impact of competition on the business of Chancellor Media, LIN and the industry generally, industry growth and the absence of any adverse material change in

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

the financial condition and prospects of Chancellor Media, LIN or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable transaction data.

LIN Television Sum-of-Parts Analysis. Morgan Stanley compared the implied aggregate valuation for the merger transaction and for LIN's television assets described above with Morgan Stanley's evaluation of LIN based on its review of the implied value of LIN's assets (the "LIN Asset Value"), including an evaluation of the implied value of LIN's owned and operated television stations (the "LIN Owned and Operated Stations"), the LIN LMA Stations, LIN's interest in the Southwest Sports Group preferred stock, LIN's interest in the NBC joint venture, LIN's option to purchase a television station from NBC (the "NBC Option") and the potential value of tax benefits which could be used by Chancellor Media as a result of the merger.

For the purposes of evaluating the LIN Owned and Operated Stations, Morgan Stanley utilized multiples of BCF that reflected valuation benchmarks derived from Chancellor Media's evaluation of a possible acquisition of the radio and television operations of Pulitzer (the "Pulitzer Bid"). Morgan Stanley noted that Pulitzer ultimately entered into an alternative transaction with Hearst-Argyle. The Pulitzer/Hearst-Argyle transaction reflected higher valuation multiples than Chancellor Media had considered in connection with the Pulitzer Bid. Morgan Stanley considered Pulitzer's assets similar to LIN's assets for the purpose of conducting its evaluation of LIN's assets. Accordingly, Morgan Stanley implied a range of values for the LIN Owned and Operated Stations by applying a multiple of 13.2x to LIN's estimated 1998 BCF, and applying a multiple of 13.1x to LIN's estimated 1999 BCF, for the LIN Owned and Operated Stations. The asset value of the LIN Owned and Operated Stations derived by Morgan Stanley constituted the most significant asset class in the LIN Asset Value. In addition, Morgan Stanley estimated a range of values for:

- the LIN LMA Stations;

- LIN's interest in the Southwest Sports Group preferred stock, the NBC joint venture, and the NBC Option; and

- potential tax benefits to be realized by Chancellor Media in connection with the merger in relation to the tax benefits estimated to be realized by Chancellor Media in connection with the Pulitzer Bid.

This analysis produced an implied range of transaction asset values of $1,513 million to $1,790 million. Morgan Stanley noted that the implied value to be paid by Chancellor Media in the merger, based on the Exchange Ratio, was within these ranges.

In connection with Morgan Stanley's LIN Asset Value analysis, Morgan Stanley noted that in the Pulitzer Bid, the Board of Directors of Chancellor Media had considered a range of values for LIN in the context of a potential transaction involving Chancellor Media, LIN and Pulitzer (the "Proposed Chancellor Media/LIN/Pulitzer Transaction"), which was lower in terms of implied aggregate value than the range of valuations implied in connection with the merger. The Board of Directors of Chancellor Media never submitted a firm proposal to LIN in connection with its consideration of the Proposed Chancellor Media/LIN/Pulitzer Transaction and no opinion by Morgan Stanley was requested or given. Morgan Stanley noted that the number of shares of Chancellor Media common stock to be issued in the merger was within the range of the number of shares of Chancellor Media common stock that would have been offered to LIN in the Proposed

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

Chancellor Media/LIN/Pulitzer Transaction, because, in part, the trading price of Chancellor Media common stock increased in value from the time of the Chancellor Media Board of Director's consideration of the Proposed Chancellor Media/LIN/Pulitzer Transaction to the time of the Chancellor Media Board of Directors' consideration of the merger.

Historical Public Market Trading Value. Morgan Stanley reviewed the historical performance of Chancellor Media common stock based on an historical analysis of closing prices and trading volumes from January 1, 1997 through July 2, 1998. Based on the latest 12 months of trading activity through July 2, 1998, the closing price of the Chancellor Media common stock ranged from a low of $20.625 per share to a high of $51.75. Morgan Stanley noted that Chancellor Media common stock closed at its historical high of $51.75 on July 2, 1998.

Equity Research Analysts' Future Trading Price Targets. Morgan Stanley reviewed and analyzed future public market trading price targets for the Chancellor Media common stock prepared and published by certain equity research analysts at Morgan Stanley, Goldman, Sachs & Co., Credit Suisse First Boston Corporation, BT Alex. Brown Incorporated, Furman Selz L.L.C., Salomon Smith Barney, Bear, Stearns & Co. Inc. and UBS Securities LLC in the period from May 1, 1998 through June 26, 1998 reflecting the analysts' estimates of the future public market trading price of Chancellor Media common stock at the end of the particular time period considered in each analyst's estimate. The time period considered in each analyst's estimate generally ended 12 months following the publication of the estimate or at the end of the 1998 calendar year. The estimates of future price targets reviewed and analyzed by Morgan Stanley ranged from a low of $54 per share of Chancellor Media common stock to a high of $68 per share of Chancellor Media common stock. Morgan Stanley noted that the future price targets published by the analysts do not reflect current price targets for Chancellor Media common stock and that the accuracy of the analysts' estimates may be affected by uncertainties, including, without limitation, the future financial performance of Chancellor Media and future financial market conditions.

Pro Forma Analysis of the Merger. Morgan Stanley analyzed the pro forma impact of the merger on Chancellor Media's projected ATCF per share of Chancellor Media common stock for the fiscal years ended 1998, 1999 and 2000. This analysis was based on financial projections for the 1998-2000 period prepared by LIN management for LIN, by Chancellor Media management for Chancellor Media and by equity research analysts with respect to Chancellor Media. Based on this analysis, Morgan Stanley noted that the merger was expected to be accretive to ATCF per share of Chancellor Media common stock by approximately $0.06 per share in 1999, based on the equity research analysts' estimates for Chancellor Media, and by approximately $0.04 per share, based on Chancellor Media management's internal estimates.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley performed a variety of financial analyses, the material portions of which are summarized above. The summary set forth above does not purport to be a complete description of the analyses performed by Morgan Stanley. In addition, Morgan Stanley believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all such factors and analyses,

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

could create a misleading view of the process underlying the analyses set forth in its opinion.

In performing its analysis, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions and other matters, many of which are beyond the control of Chancellor Media and LIN. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Morgan Stanley's analyses were prepared solely as part of Morgan Stanley's analysis of the fairness of the consideration to be paid in the form of Chancellor Media common stock in the merger pursuant to the merger agreement from a financial point of view to Chancellor Media, and were provided to the Chancellor Media Board of Directors in connection with the delivery of the Morgan Stanley opinion. The analyses do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies, including LIN, might actually be sold. As described above, the Morgan Stanley opinion was one of many factors taken into consideration by the Chancellor Media Board of Directors in making its determination to approve the merger agreement and the transactions contemplated thereby. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinions of the Chancellor Media Board of Directors with respect to the value of Chancellor Media and LIN.

Morgan Stanley is an internationally recognized investment banking and financial advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its trading, brokerage and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of LIN, Chancellor Media or any other company that may be involved in the transactions contemplated by the merger agreement. In the past, Morgan Stanley and its affiliates have provided financial advisory or financing services to Chancellor Media, LIN and Hicks Muse, and have received customary fees for the rendering of these services.

The engagement agreement between Chancellor Media and Morgan Stanley requires Chancellor Media to pay Morgan Stanley a fee of $3 million at the time Morgan Stanley was prepared to render an opinion to the Chancellor Media Board of Directors as to the fairness of the consideration to be paid in a transaction to acquire LIN. This fee has been paid to Morgan Stanley. In addition to the foregoing compensation, Chancellor Media has agreed to reimburse Morgan Stanley for its expenses, including reasonable out-of-pocket fees and expenses of its counsel, and to indemnify Morgan Stanley for liabilities and expenses arising out of Morgan Stanley's engagement by Chancellor Media and the transactions in connection with the engagement, including liabilities under federal securities laws.

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

RECOMMENDATION OF THE LIN BOARD OF DIRECTORS AND LIN'S REASONS FOR THE MERGER

THE BOARD OF DIRECTORS OF LIN BELIEVES THAT THE MERGER IS FAIR TO, ADVISABLE AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF LIN AND HAS APPROVED, ADOPTED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AND RECOMMENDS THAT THE STOCKHOLDERS OF LIN VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.

In reaching its determination, the Board of Directors of LIN considered a number of factors, including the following:

- the judgment, advice and analysis of LIN's management and its financial and legal advisors;

- the presentation of Greenhill & Co., LLC, LIN's financial advisor, to the full Board of Directors of LIN, including its oral opinion delivered at the meeting held on July 6, 1998 to the effect that the consideration to be received by LIN stockholders pursuant to the merger agreement was fair, from a financial point of view, to the stockholders of LIN;

- the opportunities that the merger would provide for economies of scale and other operating efficiencies and synergies, particularly in terms of the combined market share of Chancellor Media and LIN and the ability to provide advertisers with access to television, radio and billboard advertising;

- the greater competitive strengths, financial resources, and opportunities for further expansion of the combined entity and the creation of a more attractive vehicle for national advertisers;

- the diversification of revenue and broadcast cash flow by the combined entity across a larger number of geographic markets and different advertising media, including television, radio and billboards, thus reducing reliance on any individual market or advertising medium;

- the increased growth potential of the combined entity compared to LIN as a separate company;

- the enhanced liquidity that the merger would provide LIN stockholders with Chancellor Media common stock being publicly traded on the Nasdaq Stock Market's National Market;

- the structure, terms and conditions of the merger agreement, including the nature and amount of the consideration to be received by the LIN stockholders in the merger; and

- the probability that the merger would receive all necessary regulatory approvals.

In view of the number of factors considered by the Board of Directors of LIN, the Board did not assign relative weights to the factors considered by it in reaching its conclusions. Rather, the Board of Directors viewed its conclusions and recommendations as being based on the totality of the information being presented to and considered by it. In addition, it may be the case that individual directors of LIN assigned different weights to the various factors considered by them in voting to approve the merger.

While the Board of Directors of LIN believes that the merger will have a number of material beneficial effects on LIN's stockholders, including the factors considered by the Board in approving the merger, the merger may also have certain material adverse effects

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

on its stockholders. In reaching its determination that the merger is fair to, advisable and in the best interests of the stockholders of LIN, the Board of Directors of LIN addressed and, prior to voting to approve the merger, resolved to its satisfaction various negative factors identified by the Board and LIN's management, including the following:

- the difficulties and management distractions inherent in completing the merger and then integrating LIN's television broadcasting operations with the radio and billboard advertising operations of Chancellor Media;

- the greater emphasis that Chancellor Media may place on the radio and billboard advertising industries rather than the television industry, which would be a new line of business for management of Chancellor Media;

- the ability to successfully integrate Chancellor Media's and LIN's management teams;

- the payment of fees to Hicks Muse; and

- the possibility that the expected material benefits of the merger will not be achieved.

OPINION OF FINANCIAL ADVISOR TO THE LIN BOARD OF DIRECTORS

Greenhill was retained by LIN to render a fairness opinion to the Board of Directors of LIN in connection with the merger. The terms of LIN's retention of Greenhill are governed by an engagement agreement, dated as of July 1, 1998. On or around that date, management of LIN provided Greenhill with internally prepared five-year estimates of LIN's future broadcast cash flow and other operating and balance sheet data. Greenhill delivered to the Board of Directors of LIN its written opinion, dated July 7, 1998, to the effect that on that date, based on selected matters stated in its opinion, the consideration to be paid by Chancellor Media under the merger agreement was fair from a financial point of view to the stockholders of LIN.

THE FULL TEXT OF THE GREENHILL OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS ANNEX IV TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED IN THIS JOINT PROXY STATEMENT/PROSPECTUS BY REFERENCE. HOLDERS OF LIN COMMON STOCK ARE URGED TO, AND SHOULD, READ THE GREENHILL OPINION CAREFULLY AND IN ITS ENTIRETY. THE GREENHILL OPINION HAS BEEN PROVIDED TO THE BOARD OF DIRECTORS OF LIN IN CONNECTION WITH ITS EVALUATION OF THE MERGER. THE GREENHILL OPINION ONLY ADDRESSES THE FAIRNESS TO THE STOCKHOLDERS OF LIN OF THE CONSIDERATION TO BE PAID BY CHANCELLOR MEDIA PURSUANT TO THE MERGER AGREEMENT FROM A FINANCIAL POINT OF VIEW TO LIN'S STOCKHOLDERS, AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER, NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES OF LIN COMMON STOCK AS TO HOW THE STOCKHOLDER SHOULD VOTE. THE SUMMARY OF THE GREENHILL OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

In arriving at its opinion, Greenhill:

- reviewed the merger agreement, the disclosure letter of LIN, the disclosure letter of Chancellor Media and the Voting Agreement, all dated July 7, 1998;

- analyzed the structure of the merger;

- analyzed the value of the consideration against publicly available information of other transactions that Greenhill deemed relevant;

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

- analyzed the value of the consideration using the trading values of television broadcasting companies that Greenhill deemed relevant;

- reviewed LIN financial information, including financial projections, and operating information furnished to Greenhill by representatives of LIN;

- performed a discounted cash flow analysis of LIN;

- discussed the structure of the merger as well as the business, operations and prospects of LIN with representatives of LIN;

- discussed the recent and near-term prospects, both business and financial, for Chancellor Media, as well as the capital structure of Chancellor Media with representatives of Chancellor Media;

- reviewed particular publicly available financial and other information on Chancellor Media; and

- considered other factors as Greenhill deemed appropriate.

Greenhill assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to Greenhill by representatives of LIN and Chancellor Media for purposes of its opinion and further relied upon the assurances of the representatives of LIN and Chancellor Media that they were not aware of any facts or circumstances that would make the information inaccurate or misleading.

With respect to the financial projections of LIN, upon advice of the representatives of LIN, Greenhill assumed the projections had been reasonably prepared on a basis reflecting the best available estimates at the time and good faith judgements of the management of LIN as to the future financial performance of LIN, and Greenhill relied upon these projections in arriving at its opinion. Greenhill requested but was not provided with financial projections for Chancellor Media. In arriving at its opinion, Greenhill did not conduct a physical inspection of LIN or Chancellor Media nor did Greenhill undertake an independent appraisal of the assets of LIN or of the assets of Chancellor Media nor did Greenhill express an opinion as to any aspect of the merger other than the fairness to the stockholders of LIN of the consideration from a financial point of view. In addition, Greenhill assumed that the merger would be consummated in accordance with the terms and conditions set forth in the merger agreement. Greenhill's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Greenhill as of, the date of its opinion.

The following is a brief summary of the financial analysis performed by Greenhill in connection with the delivery of the Greenhill opinion to the Board of Directors of LIN. The summary below includes reference ranges of implied prices per share of LIN common stock based on Greenhill's judgment of the data analyzed.

Transaction Overview. Greenhill noted that, under the merger agreement, each share of LIN common stock would be converted into the right to receive 0.0300 shares of Chancellor Media common stock. Based on the exchange ratio and based on a $51.00 price per share for Chancellor Media common stock, which was the closing price of Chancellor Media common stock on July 1, 1998, the date such valuation was established for the purposes of determining the exchange ratio, the exchange ratio implied a consideration of $1.53 per share of LIN common stock, which implied an aggregate value of $1,637 million for the merger, representing a multiple of 13.9x LIN's 1999 projected

BCF, defined as earnings before interest, taxes, depreciation and amortization plus corporate overhead.

Public Company Trading Analysis. Greenhill reviewed and analyzed selected publicly available financial and market information for a group of five publicly traded television broadcasting companies: Hearst-Argyle Television, Inc., Sinclair, Gray Communications Systems, Inc., Granite and Young. Greenhill's analysis included, among other things, a review of the enterprise value of each of the respective comparable companies, which is the market value of equity plus net debt, preferred stock and minority interests, expressed as a multiple of estimated 1999 BCF, pro forma for announced acquisitions. For each comparable company, the 1999 BCF estimates were based on publicly available reports published by equity research analysts.

The BCF multiples derived from Greenhill's analysis of the comparable companies ranged from 8.9x-13.1x 1999 estimated BCF. The median of the multiples for the comparable companies was 9.9x 1999 estimated BCF. Based on the foregoing values and multiples and in Greenhill's judgment, the appropriate reference ranges for LIN derived from Greenhill's public company trading analysis were 12.5x-13.5x estimated 1999 BCF, implying reference range prices of $1.23-$1.44 per share of LIN common stock. Greenhill also analyzed the foregoing implied reference prices per share of LIN common stock assuming an acquisition premium over the values reflected in the stock market. Assuming a 30 percent premium, which Greenhill believed approximates a typical acquisition premium over unaffected market trading levels, the implied 1999 estimated BCF multiple reference range was 14.3x-15.6x and the price per share of LIN common stock was $1.60-$1.87. However, Greenhill believed the difference between the foregoing implied price per share of LIN common stock and the consideration was overstated because the stock prices of the comparable companies reflected embedded acquisition premiums due to the ongoing consolidation activity in the television broadcasting industry.

The implied reference range prices of LIN common stock are not based on a purely mathematical analysis, but also take into consideration a qualitative analysis of each publicly traded company and Greenhill's judgments concerning the hypothetical but likely trading position of LIN in the market of publicly traded television broadcasting companies. No company utilized in the comparable company analysis as a comparison is identical to LIN. In evaluating the comparable companies, Greenhill made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of LIN, for example the impact of competition on the business of LIN and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of LIN or the industry or in the financial markets in general. Mathematical analysis, for example, determining the average or median, is not in itself a meaningful method of using comparable company data.

Precedent Merger and Acquisition Transactions. Greenhill reviewed and analyzed selected merger and acquisition transactions since January 1, 1996 involving companies in the television broadcasting industry that it deemed relevant. Among other factors, Greenhill indicated that while there have been a number of recent television broadcasting transactions, acquisition values paid in specific transactions have historically been affected by several factors including the transaction structure, the target's operating performance and geographic mix of assets, the existence of a controlling/major shareholder, the strategic rationale for the transaction and the existence and implied valuation of non-television broadcasting assets in the target.

Greenhill reviewed and analyzed the following transactions, which are listed by acquiror/seller:

- Hearst-Argyle Television, Inc./Pulitzer;

- Sinclair/Sullivan Broadcast Holdings, Inc.;

- Apollo/Bastion/Telemundo Group, Inc.;

- Hicks Muse/LIN Television Corporation;

- Sinclair Broadcast Group, Inc./Heritage Media Corporation;

- Meredith Corporation/First Media Television, L.P.;

- Hearst/Argyle;

- A.H. Belo Corporation/The Providence Journal Company;

- Raycom Media, Inc./AFLAC Incorporated;

- The News Corporation Limited/New World Communications Group Incorporated;

- Tribune Company/Renaissance Communications Corp.; and

- Sinclair/River City Broadcasting, L.P.

Greenhill's analysis of the selected acquisition transactions yielded an estimated multiple of BCF for the forward calendar year-end as of the announcement date of these acquisitions in the range of 9.6x-21.4x.

Based on the foregoing values and multiples and in Greenhill's judgment, the appropriate reference range derived from the precedent merger and acquisition transactions analysis was 11.5x-12.5x forward calendar year BCF, implying a reference price range of $1.02-$1.23 per share of LIN common stock.

No transaction utilized in the precedent transaction analysis is identical to the merger. In evaluating the comparable transactions, Greenhill made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Chancellor Media's and LIN's control, for example, the impact of competition on the business of Chancellor Media, LIN and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Chancellor Media, LIN or the industry or in the financial markets in general. Mathematical analysis, for example, determining the average or median, is not in itself a meaningful method of using comparable transaction data.

Greenhill noted that the BCF multiples derived in the analysis of the comparable companies and comparable transactions were based on reported BCF for each company analyzed and were not adjusted for financial or other assets that did not contribute to BCF or whose value was significantly out of proportion to its contribution to BCF. Accordingly, Greenhill believed that, on balance, in analyzing the value of LIN common stock based on an analysis of the comparable companies and comparable transactions, it was more appropriate to focus on LIN's projected BCF without any adjustments and therefore not to adjust the value of LIN common stock for the value of LIN's interest in the NBC joint venture and LIN's interest in the Southwest Sports Group preferred stock. However, Greenhill noted that if these assets were separately valued, then the value paid for all other assets of LIN was a multiple of 12.9x LIN's 1999 estimated BCF.

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

Discounted Cash Flow Analysis. Greenhill conducted a discounted cash flow analysis for LIN's television stations based on the projections of LIN's management in order to estimate the present value of the unlevered free cash flows that could be generated by LIN. Greenhill derived a range of discounted cash flow values by calculating the estimated present value as of September 30, 1998 of projected unlevered free cash flow for LIN for the calendar years 1998 through 2002 and a terminal value based on a multiple of projected BCF for the year 2002. Such analysis was based on certain assumptions, including:

- certain financial projections prepared by the management of LIN;

- terminal multiples, based on market trading multiples of 11.0x-13.0x BCF for the year 2002;

- a discount rate of 9.0%-11.0% and

- various other assumptions.

Based on this analysis, Greenhill derived a reference price range of $0.99-$1.56 per share of LIN common stock.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Greenhill performed a variety of financial analyses, the material portions of which are summarized above. The summary set forth above does not purport to be a complete description of the analyses performed by Greenhill. In arriving at its opinion, Greenhill did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Greenhill believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all of the factors and analyses, could create a misleading view of the process underlying the analyses set forth in its opinion.

In performing its analysis, Greenhill relied on numerous assumptions made by the management of LIN and made numerous assumptions of its own with respect to industry performance, general business, regulatory and economic conditions and other matters, many of which are beyond the control of LIN and Chancellor Media. The analyses performed by Greenhill are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by the analyses. These analyses were prepared solely as part of Greenhill's analysis of the fairness of the consideration to be paid in the form of Chancellor Media common stock in the merger under the merger agreement from a financial point of view to the stockholders of LIN, and were provided to the LIN Board of Directors in connection with the delivery of the Greenhill opinion. The analyses do not purport to be appraisals and do not necessarily reflect the prices at which businesses or companies, including LIN, might actually be sold. As described above, the Greenhill opinion was one of many factors taken into consideration by the LIN Board of Directors in making its determination to approve the merger agreement and the transactions contemplated thereby. Consequently, the Greenhill analyses described above should not be viewed as determinative of the opinion of the LIN Board of Directors with respect to the value of LIN.

Greenhill is an internationally recognized investment banking and financial advisory firm. Greenhill, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings and valuations for corporate and other purposes. In the past, Greenhill has provided financial advisory services to Chancellor Media and Hicks Muse, and has received customary fees for the rendering of these services. Robert F. Greenhill, Chairman of Greenhill, owned 2 million common shares of LIN common stock at the date the opinion was rendered, representing 0.3% of the fully diluted common shares outstanding.

Pursuant to the Greenhill engagement agreement, LIN agreed to pay Greenhill a fee of $3.0 million at the time Greenhill was prepared to render an opinion to the LIN Board of Directors as to the fairness of the consideration. In addition to the foregoing compensation, LIN has agreed to reimburse Greenhill for its expenses, including reasonable out-of-pocket fees and expenses of its counsel, and to indemnify Greenhill for liabilities and expenses arising out of the engagement and the transactions in connection therewith, including liabilities under federal securities laws.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

Certain officers and directors of Chancellor Media have interests concerning the merger separate from their interests as officers and directors of Chancellor Media.

- Each of Thomas O. Hicks and Michael J. Levitt are members of the Board of Directors of each of Chancellor Media and LIN, with Mr. Hicks serving as the Chairman of each company.

- Eric C. Neuman, Senior Vice President of Chancellor Media, is also a director of LIN, and Lawrence D. Stuart, Jr., a director of Chancellor Media, is also an officer of LIN.

- Additionally, each of Thomas O. Hicks, Michael J. Levitt and Lawrence D. Stuart, Jr. serve as officers, directors and partners of various entities affiliated with Hicks Muse, which currently controls through various affiliated entities approximately 11.9% of the outstanding Chancellor Media common stock and approximately 74.7% of the outstanding shares of LIN common stock. None of Messrs. Hicks, Levitt or Stuart served on the Special Committee, and each of them abstained from the vote on the merger by the Chancellor Media Board of Directors. In addition, Messrs. Hicks, Levitt and Neuman abstained from the vote on the merger by the LIN Board of Directors.

In addition, certain affiliates of Hicks Muse may indirectly receive benefits in the merger as a result of the appreciation in value of their investment in LIN Television, which was completed in March 1998. In connection with the acquisition of LIN Television, Hicks Muse and other investors paid an aggregate purchase price of approximately $1.7 billion for the common equity of LIN Television, which was financed from a number of sources, including approximately $558.1 million of equity financing, of which approximately $403.1 million was provided by Hicks Muse and its affiliates. The purchase price for the LIN common stock by Chancellor Media in the merger is based upon a fixed exchange ratio of
0.03 of a share of Chancellor Media common stock for each share of LIN common stock. Accordingly, based upon a price of $50.75 per share of Chancellor Media common stock, the closing price of Chancellor Media's common stock on February 11, 1999, the market value of shares of Chancellor Media common stock to be received in the merger by Hicks Muse and its affiliates in exchange for its $403.1 million equity investment in LIN in March 1998 would be approximately $613.7 million.

As discussed above, each of Thomas O. Hicks, Lawrence D. Stuart, Jr. and Michael
J. Levitt also serve as officers, directors and partners of various entities affiliated with Hicks Muse. Pursuant to the partnership and other agreements governing such entities, each of Messrs. Hicks, Stuart and Levitt may receive financial benefits as the result of the conversion of LIN shares into Chancellor Media shares in the merger that may be attributable to them as follows, assuming a price of $50.75 per share of Chancellor Media common stock, the closing price of Chancellor Media's common stock on February 11, 1999:

                   APPRECIATION IN VALUE OF LIN COMMON STOCK

                                                                           APPROXIMATE
                                                                        FAIR MARKET VALUE
                                                      APPROXIMATE      OF CHANCELLOR MEDIA
                                                      COST BASIS      SHARES TO BE RECEIVED
                       NAME                          OF LIN SHARES          IN MERGER
                       ----                          -------------    ---------------------
                                                                 (IN THOUSANDS)
Thomas O. Hicks(1).................................     $3,577               $15,297
Lawrence D. Stuart, Jr.............................        555                 2,631
Michael J. Levitt..................................        675                 3,190

---------------

(1) Includes shares that may be attributable to Mr. Hicks' wife, trusts for the benefit of his children and other related parties.

Finally, certain affiliates of Hicks Muse will receive, in addition to the shares of Chancellor Media common stock received in the merger in exchange for shares of LIN common stock, payments in satisfaction of certain contractual arrangements with LIN. These contractual arrangements include:

- a monitoring and oversight agreement, among LIN, LIN Holdings and LIN Television and certain of their affiliates, and Hicks, Muse & Co. Partners, L.P. ("Hicks Muse Partners"), an affiliate of Hicks Muse, pursuant to which LIN has agreed to pay to Hicks Muse Partners an annual fee for monitoring and oversight services, and

- a financial advisory agreement, among LIN, LIN Holdings, and LIN Television and certain of their affiliates and Hicks Muse Partners, pursuant to which Hicks Muse Partners receives a financial advisory fee from LIN for each transaction in which LIN or its subsidiaries is involved.

Under to the terms of the merger agreement, at the effective time of the merger:

- the monitoring and oversight agreement will terminate and LIN shall deliver to Hicks Muse Partners at the closing a one-time cash payment of $11 million;

- Hicks Muse Partners will receive a fee from LIN, payable in cash at the closing, of $11 million in satisfaction of its services performed under the financial advisory agreement in connection with the merger; and

- the Financial Advisory Agreement will terminate at the closing with respect to LIN and, as successor in the merger, Chancellor Media, but not LIN's subsidiaries (the "LIN Entities") and will be amended to provide that, following the closing date:

     (1) Hicks Muse Partners will be the exclusive financial advisor to the LIN Entities; and

     (2) Hicks Muse Partners will receive a "market fee" for the services it provides, provided that

        (A) Hicks Muse Partners will not receive a fee in a transaction in which the Chief Executive Officer of Chancellor Media does not elect to retain an outside financial advisor to any of the LIN Entities, and

        (B) if the Chief Executive Officer of Chancellor Media and Hicks Muse mutually agree that a financial advisor to any of the LIN Entities in addition to Hicks Muse Partners would be appropriate in a given transaction, Hicks Muse Partners will split its fee equally with the co-advisor unless otherwise agreed to by the Chief Executive Officer of Chancellor Media and Hicks Muse Partners.

The approximate pro rata share of the fee income to be received by affiliates of Hicks Muse and attributed to each of Messrs. Hicks, Stuart and Levitt is as follows:

                          PRO RATA SHARE OF FEE INCOME

                            NAME                               APPROXIMATE AMOUNT
                            ----                              ---------------------
                                                                 (IN THOUSANDS)
Thomas O. Hicks.............................................         $4,569
Lawrence D. Stuart, Jr......................................            892
Michael J. Levitt...........................................          1,695

Various officers and directors of LIN also have interests concerning the merger separate from their interests as officers and directors of LIN. The merger agreement provides for Chancellor Media to maintain particular directors' and officers' insurance and indemnification provisions for the benefit of the LIN directors and officers for events occurring prior to the merger.

APPRAISAL AND DISSENTERS' RIGHTS

Chancellor Media Stockholders. The holders of Chancellor Media common stock do not have appraisal rights under the DGCL as a result of the merger.

LIN Stockholders. Section 262 of the DGCL provides that all LIN stockholders who follow the procedures under Section 262 of the DGCL will be entitled, instead of receiving shares of Chancellor Media common stock in the merger, to have their shares of LIN common stock appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, as determined by the court.

THE FOLLOWING SUMMARY OF APPRAISAL RIGHTS OF HOLDERS OF LIN COMMON STOCK IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262 OF THE DGCL, WHICH IS ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS ANNEX V. ALL REFERENCES IN
SECTION 262 AND IN THIS SUMMARY TO A "STOCKHOLDER" ARE TO THE RECORD HOLDER OF THE SHARES OF LIN COMMON STOCK AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES OF LIN COMMON STOCK HELD OF RECORD IN THE NAME OF ANOTHER PERSON, FOR EXAMPLE, A NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE STEPS SUMMARIZED BELOW PROPERLY AND IN A TIMELY MANNER TO PERFECT APPRAISAL RIGHTS.

Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that such appraisal rights are available and include in the notice a copy of Section 262. THIS JOINT PROXY STATEMENT/PROSPECTUS SHALL CONSTITUTE NOTICE TO THE HOLDERS OF SHARES OF LIN COMMON STOCK, AND THE APPLICABLE STATUTORY PROVISIONS ARE ATTACHED TO THIS JOINT PROXY STATEMENT/PROSPECTUS AS ANNEX V. Any holder of shares of LIN Common Stock who wishes to exercise appraisal rights or who wishes to preserve the holder's right to do so should review the following discussion and Annex V carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

A holder of shares of LIN common stock wishing to exercise appraisal rights must deliver to LIN, before the vote on the merger at the LIN stockholders meeting, a written demand for appraisal and must not vote in favor of the merger. A vote against the merger, in person or by proxy, will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. In addition, a holder of shares of LIN common stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares until the Effective Time. If any holder of shares of LIN common stock fails to comply with any of these conditions and the merger becomes effective, the holder of shares of LIN common stock will be entitled to receive the merger consideration, as defined in the merger agreement, receivable with respect to the shares in the absence of a valid assertion of appraisal rights in accordance with the merger agreement.

Only a holder of record of shares of LIN common stock is entitled to assert appraisal rights for the shares of LIN common stock registered in that holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as the holder of record's name appears on the holder of record's stock certificates, and must state that the stockholder intends thereby to demand appraisal of his, hers or its shares in connection with the merger. If the shares of LIN common stock are owned of record in a fiduciary capacity, for example, by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of LIN common stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for the owner or owners. A record holder who holds shares of LIN common stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of LIN common stock held for one or more beneficial owners while not exercising the rights with respect to the shares of LIN common stock held for other beneficial owners. Stockholders who hold their shares of LIN common stock in nominee forms and who wish to exercise appraisal rights are urged to consult with their nominees to determine the appropriate procedures for making a demand for appraisal by a nominee.

All written demands for appraisal pursuant to Section 262 should be sent or delivered to LIN at c/o LIN Television Corporation, 4 Richmond Square, Suite 200, Providence, Rhode Island 02906, Attention: General Counsel.

Within 10 days after the effective time of the merger, the surviving corporation must notify each holder of shares of LIN common stock who has complied with
Section 262 and has not voted in favor of or consented to the merger as of the date that the merger has become effective. Within 120 days after the effective time, but not thereafter, the surviving corporation or any holder of shares of LIN common stock who is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the holder's shares of LIN common stock. Notwithstanding the foregoing, at any time within 60 days after the effective time, any stockholder has the right to withdraw his demand for appraisal and to accept the terms offered in respect of the merger. The surviving corporation will be under no obligation to and has no present intention to file such a petition. Accordingly, it is the obligation of the holders of shares of LIN common stock to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.

Within 120 days after the effective time, any holder of shares of LIN common stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of LIN common stock not voted in favor of the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of those shares. The statement must be mailed to the stockholders within ten days after a written request therefor has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. If a petition for an appraisal is timely filed by a holder of shares of LIN common stock and a copy thereof is served upon LIN, LIN will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all holders of shares of LIN common stock who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to such stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those holders of shares of LIN common stock who have complied with Section 262 and who have become entitled to appraisal rights thereunder.

The Delaware Court of Chancery may require the holders of shares of LIN common stock who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with such direction, the Court of Chancery may dismiss the proceedings as to the stockholder. After determining the holders of shares of LIN common stock entitled to appraisal, the Delaware Court of Chancery will appraise the "fair value" of their shares of LIN common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value.

Holders of shares of LIN common stock considering seeking appraisal should be aware that the fair value of their shares of LIN common stock as determined by
Section 262 could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares of LIN common stock, and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of LIN common stock have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares of LIN common stock entitled to be appraised.

Any holder of shares of LIN common stock who has duly demanded an appraisal in compliance with Section 262 will not, after the effective time, be entitled to vote the shares of LIN common stock subject to the demand for any purpose or be entitled to the payment of dividends or other distributions on those shares of LIN common stock (except dividends or other distributions payable to holders of record of shares of LIN common stock as of a date prior to the effective time).

If any stockholder who demands appraisal of his, hers or its shares of LIN common stock under Section 262 fails to perfect, or effectively withdraws or loses, his, hers or its right to appraisal, as provided in the DGCL, the shares of LIN common stock of the stockholder will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement. A stockholder will fail to perfect, or effectively lose or withdraw, his, hers or its right to appraisal if no petition for appraisal is filed by the holder within 120 days after the effective time, or if the stockholder delivers to LIN or the surviving corporation a written withdrawal of his, hers or its demand for appraisal and an acceptance of the merger, except that any attempt to withdraw made more than 60 days after the effective time will require the written approval of the surviving corporation and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval. It is not necessary that each holder of shares of LIN common stock properly demanding appraisal file a petition for appraisal in the Delaware Court of Chancery. Rather, a single valid petition suffices for the petitioning and non-petitioning holders of shares of LIN common stock who have properly demanded appraisal.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF THE RIGHTS, IN WHICH EVENT A STOCKHOLDER WILL BE ENTITLED TO RECEIVE THE MERGER CONSIDERATION IN ACCORDANCE WITH THE MERGER AGREEMENT FOR EACH SHARE OF LIN COMMON STOCK OWNED BY SUCH STOCKHOLDER.

ACCOUNTING TREATMENT

The merger will be accounted for as a purchase of LIN by Chancellor Media for financial accounting purposes in accordance with generally accepted accounting principles. After the effective time, the results of operations of Chancellor Media and LIN will be included in the consolidated financial statements of the surviving corporation. The cost of LIN to Chancellor Media shall be based upon:

- the value of Chancellor Media common stock issued in exchange for LIN common stock;

- the value of LIN stock options and phantom stock units assumed by Chancellor Media in the merger; and

- direct costs of the merger.

The aggregate cost of LIN, as determined, shall be allocated to the assets acquired and liabilities assumed by Chancellor Media based upon their respective fair values.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a discussion of the material federal income tax consequences of the merger to the holders of LIN common stock and to Chancellor Media and is based on the opinions of Weil, Gotshal & Manges LLP, counsel to Chancellor Media, and Vinson & Elkins L.L.P., counsel to LIN. The opinions are based upon current provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), existing regulations promulgated under the Code and current administrative rulings and court decisions, all of which are subject to change. No attempt has been made to comment on all federal income tax consequences of the merger that may be relevant to particular holders, including holders that are subject to special tax rules, for example, dealers in securities, foreign persons, mutual funds, insurance companies, tax-exempt entities and holders who do not hold their shares as capital assets. HOLDERS OF LIN COMMON STOCK ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES AND THE CONSEQUENCES UNDER APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

Chancellor Media has received from its counsel, Weil, Gotshal & Manges LLP, an opinion to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Chancellor Media and LIN will not recognize any gain or loss as a result of the merger. LIN has received from its counsel, Vinson & Elkins L.L.P., an opinion to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that no gain or loss will be recognized by a holder of LIN common stock upon receipt of Chancellor Media common stock in exchange for shares of LIN common stock in connection with the merger, except with respect to cash received by such holder in lieu of fractional shares or cash received by holders of LIN common stock who properly exercise their appraisal rights. In rendering their opinions, counsel to each of Chancellor Media and LIN have relied upon particular factual representations made by Chancellor Media, LIN and a stockholder of LIN.

Assuming the merger is treated as a reorganization within the meaning of Section 368(a) of the Code, no gain or loss will be recognized for federal income tax purposes by Chancellor Media or LIN as a result of the merger. Except as described below with respect to cash received in lieu of fractional shares, a holder of LIN common stock will not recognize gain or loss on the exchange of shares of LIN common stock for Chancellor Media common stock pursuant to the merger. The aggregate tax basis of the Chancellor Media common stock received by a holder, including any fractional share deemed received, will be the same as the aggregate tax basis of the LIN common stock surrendered therefor. The holding period of the Chancellor Media common stock, including any fractional share deemed received, will include the holding period of the LIN common stock surrendered therefor, provided that the shares of LIN common stock are held as capital assets at the effective time.

Cash In Lieu of a Fractional Share. Cash received by a holder of LIN common stock in lieu of a fractional share of Chancellor Media common stock will be treated as received in exchange for such fractional share interest, and gain or loss will be recognized for federal income tax purposes, measured by the difference between the amount of cash received and the portion of the basis of the LIN common stock allocable to the fractional share interest. The gain or loss will be capital gain or loss provided that the shares of LIN common stock were held as capital assets and will be long term capital gain or loss if the LIN common stock had been held for more than one year at the effective time.

Appraisal Rights. Cash received by a holder of LIN common stock in satisfaction of appraisal rights will result in the recognition of gain or loss for federal income tax purposes, measured by the difference between the amount of cash received and the basis of the LIN common stock surrendered. The gain or loss will be capital gain or loss provided that the shares of LIN common stock were held as capital assets and will be long-term capital gain or loss if the LIN common stock had been held for more than one year at the effective time.

Backup Withholding. Under the Code, a holder of LIN common stock may be subject, under certain circumstances, to backup withholding at a rate of 31% with respect to the amount of cash, if any, received in lieu of fractional share interests or upon the exercise of appraisal rights pursuant to the merger unless the holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

CERTAIN REGULATORY MATTERS

FCC Approval

FCC Regulation. The ownership, operation and sale of television stations, including those licensed to subsidiaries of LIN, are subject to the jurisdiction of the FCC under authority granted it pursuant to the Communications Act. Matters subject to FCC oversight include, but are not limited to:

- the assignment of frequency bands for broadcast television;

- the approval of a television station's frequency, location and operating power;

- the issuance, renewal, revocation or modification of a television station's FCC license;

- the approval of changes in the ownership or control of a television station's licensee;

- the regulation of equipment used by television stations;

- and the adoption and implementation of regulations and policies concerning the ownership and operation of television stations.

The FCC has the power to impose penalties, including fines or license revocations, upon a licensee of a television station for violations of the FCC's rules and regulations. Because the merger will result in the transfer of control of LIN for the purposes of the Communications Act the prior approval of the FCC is necessary before the merger may be consummated. An application for FCC approval of a pro forma transfer of control was filed on December 16, 1998.

In reviewing an application for its approval to transfer of control, the FCC considers whether such transfer will serve the public interest, convenience and necessity, including whether the proposed transferee has the requisite qualifications to operate the licensed entities. Upon grant of FCC approval, the transaction may be consummated by the parties. Any "person who is aggrieved or whose interests are adversely affected", as such terms are defined in Section 402(b) of the Communications Act, may appeal the FCC's approval of the transfer to the United States Court of Appeals for the District of Columbia Circuit. In addition, under certain circumstances, the FCC may reconsider such approval at the request of a third party or on its own motion. In the event the parties determine to consummate the transaction prior to the deadline for the filing of an appeal or for reconsideration by the FCC on its own motion, or to the completion of any FCC or judicial review proceedings, they assume the risk that the FCC's approval could be reversed or modified by the FCC or a reviewing court.

Programming and Operation. The Communications Act requires broadcasters to serve the "public interest." Since the late 1970s, the FCC gradually has relaxed or eliminated many of the more formalized procedures it had developed to promote the broadcast of certain types of programming responsive to the needs of a station's community of license. However, broadcast licensees are still required to present programming that is responsive to local community problems, needs and interests and to maintain records demonstrating responsiveness. Complaints from viewers concerning a station's programming often will be considered by the FCC when it evaluates license renewal applications of a licensee, although such complaints may be filed at any time and generally may be considered by the FCC at any time. Stations also must follow various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identifications, the advertisement of contests and lotteries, programming directed to children, obscene and indecent broadcasts and technical operations, including limits on radio frequency radiation.

In addition, most broadcast licensees, including LIN's licensees, have previously been required to develop and implement affirmative action programs designed to promote equal employment opportunities and submit reports to the FCC with respect to these matters on an annual basis and in connection with a license renewal application. However, the United States Court of Appeals for the District of Columbia Circuit has held that particular aspects of FCC's equal employment rules are unconstitutional. In the wake of that ruling, the FCC has suspended its requirement that broadcast stations file employment reports with the FCC on an annual basis or in connection with a license renewal, transfer, or assignment application. The FCC has commenced a rulemaking proceeding in which it is considering the adoption of revised rules that it believes will comply with the decision of the Court of Appeals. In addition, the FCC may petition the Supreme Court to review the decision. It is uncertain whether the Supreme Court would agree to take the case or, if it did, what its ultimate decision would be.

License Renewal. Under FCC rules adopted in January 1997, television station licenses generally will be issued for an initial period of eight years, subject to renewal upon application therefor. The FCC will ordinarily renew broadcast licenses for the maximum eight-year term, but may grant renewals for shorter terms in particular circumstances, such as those involving serious violations of FCC rules by the licensee.

When a licensee files a license renewal application, no person may submit a competing application for the frequency licensed to the renewal applicant unless and until the FCC has determined that the incumbent is not qualified to continue to hold the license. In determining whether to grant or renew a broadcasting license, the FCC considers a number of factors pertaining to the applicant, including compliance with a variety of ownership limitations and compliance with character and technical standards. During limited periods when a renewal application is pending, petitions to deny a license renewal may be filed by interested parties, including members of the public. Such petitions may raise various issues before the FCC. The FCC is required to hold evidentiary hearings on renewal applications if, but only if, a petition to deny renewal of such license raises a "substantial and material question of fact" as to whether the grant of the renewal application would be inconsistent with the public interest, convenience and necessity. The FCC must grant the renewal application if, after such a hearing, it finds that the licensee has served the public interest and has not committed any serious violation of FCC requirements. If the licensee fails to meet that standard and does not show mitigating factors warranting a lesser sanction, the FCC has authority to deny the renewal application.

Set forth below are the license expiration dates of each LIN television station:

                        LIN TV LICENSE EXPIRATION DATES

DMA                                                       STATION LICENSE   EXPIRATION
---                                                       ---------------   ----------
Austin..................................................  KXAN-TV             8/1/06
Austin..................................................  KXAM-TV(b)          8/1/06
Austin..................................................  KBVO-LP(a)          8/1/06
Austin..................................................  KHPB-LP(a)          8/1/06
Austin..................................................  KHPF-LP(a)          8/1/06
Austin..................................................  KHPX-LP(a)          8/1/06
Austin..................................................  KHPG-LP(a)          8/1/06
Austin..................................................  KHPL-LP(a)          8/1/06
Austin..................................................  KHPZ-LP(a)          8/1/06
Austin..................................................  KHPM-LP(a)          8/1/06
Buffalo.................................................  WIVB-TV             6/1/99
Champaign and Springfield-Decatur.......................  WAND               12/1/05
Fort Wayne..............................................  WANE-TV             8/1/05
Hartford-New Haven......................................  WTNH-TV             4/1/99
Indianapolis............................................  WIIH-LP(a)          8/1/05
Indianapolis............................................  WISH-TV             8/1/05
Grand Rapids-Kalamazoo-Battle Creek.....................  WOBC-LP(a)         10/1/05
Grand Rapids-Kalamazoo-Battle Creek.....................  WOOD-TV(d)         10/1/05
Grand Rapids-Kalamazoo-Battle Creek.....................  WOKZ-LP(a)         10/1/05
Grand Rapids-Kalamazoo-Battle Creek.....................  WOWD-LP(a)         10/1/05
Grand Rapids-Kalamazoo-Battle Creek.....................  WOMS-LP(a)         10/1/05
Grand Rapids-Kalamazoo-Battle Creek.....................  W27BY(a)           10/1/05
Norfolk-Portsmouth-Newport News.........................  WAVY-TV            10/1/04
Norfolk-Portsmouth-Newport News.........................  W22BG(a)(c)            N/A
Norfolk-Portsmouth-Newport News.........................  WBTD-LP(a)         10/1/04
Norfolk-Portsmouth-Newport News.........................  WKTD-LP(a)         10/1/04
Norfolk-Portsmouth-Newport News.........................  W36BK(a)           10/1/04
Norfolk-Portsmouth-Newport News.........................  WTTD-LP(a)         10/1/04
Norfolk-Portsmouth-Newport News.........................  WITD-LP(a)         10/1/04
Norfolk-Portsmouth-Newport News.........................  W35BH(a)           10/1/04

---------------

(a)  Low-power TV.

(b)  Satellite station to KXAN-TV.

(c)  Construction permit.

(d)  Pending acquisition.

In each case, renewal applications must be filed with the FCC at least four months before the expiration date of the license, and any petitions to deny must be filed at least one month prior to the expiration date. Chancellor Media is not aware of any reason why any license renewal applications timely filed with the FCC by LIN or Chancellor Media would not be granted.

Ownership Restrictions. The FCC's "multiple ownership" rules generally provide that a license for a television station will not be granted if the applicant or a party with an "attributable interest" in the applicant owns, or has an "attributable interest" in, another station of the same type which covers a similar service area. The FCC is conducting various inquiry and rulemaking proceedings to determine whether to change its attribution rules and whether to retain, modify, or eliminate its limitations on the number of television stations that a person or entity may own, operate, or control, or have an "attributable interest" in, within the same television market.

The FCC's rules provide that, with certain exceptions, the power to vote or control the vote of 5% or more of the outstanding voting stock of a licensee is the test for determining whether an entity has an "attributable interest" in a licensee's stations for purposes of the multiple ownership rules. However, the test for passive institutional investors, for example, qualifying investment companies, insurance companies or bank trust departments, is voting control of 10% or more of the outstanding voting stock. The FCC is considering, inter alia, proposals to increase the general "attributable interest" threshold to 10% of the outstanding voting stock of a broadcast licensee and to increase the threshold for passive institutional investors to 20%. The FCC has taken no final action in that proceeding.

Under its duopoly regulations, the FCC prohibits ownership interests in television stations with overlapping signals of specified strengths. In November 1996, the FCC proposed to relax this prohibition to permit, under particular conditions, common ownership of television stations with greater signal overlap. The FCC is implementing the proposed standard on an interim, conditional basis pending the outcome of the rulemaking proceedings. Among the options being considered are proposals to redefine the signal strength that would create a prohibited overlap, to permit a single entity to own two UHF television stations in the same television market, and to permit a single entity to own one UHF and one VHF television station in the same market.

The recently enacted Telecom Act eliminated prior FCC restrictions on the total number of radio stations in which one party or entity may have an attributable interest on a national basis. On a local basis, depending on the size of the local market, an individual or entity may have an attributable interest in up to eight radio stations, no more than five of which are in the same service, meaning AM or FM. Further, the ownership of a television station and one or more radio stations in the same market may be restricted by the FCC's one-to-a-market rule. Under the FCC's current rules, the FCC will "look favorably" upon requests for waiver of the one-to-a-market rule to permit common ownership of one AM, one FM, and one television station in the same area if the stations to be commonly owned are located in one of the 25 largest television markets and more than 30 independently owned broadcast "voices" would remain in the market after the proposed transaction. In addition, waivers may be available on a more rigorous case-by-case basis to permit the common ownership of a television station and more than one AM and one FM station in the same market. The FCC is considering changes to its one-to-a-market rule that could eliminate or relax the requirements of the one-to-a-market rule and could affect the standard by which the FCC grants waivers to the one-to-a-market rule. The results and timing of FCC action cannot be predicted at this time.

The FCC's multiple ownership rules also prohibit a person from having an attributable interest in both a television station and a cable television system in the same market. Jeffrey A. Marcus, a director of Chancellor Media and its President and Chief Executive Officer, also has an attributable interest in Marcus Cable, which controls cable television systems located in the State of Indiana, which is in the same market as LIN's Indianapolis television station. Accordingly, Chancellor Media has filed a request with the FCC for a waiver of the broadcast-cable cross-ownership rule to permit Mr. Marcus to temporarily hold attributable interests in both Chancellor Media and Marcus Cable, in order to effectuate the orderly divestiture of his interest in Marcus Cable. It is uncertain whether the FCC will grant the requested waiver. However, Mr. Marcus has taken other actions which are expected to eliminate his attributable interest in Marcus Cable no later than March 31, 1999.

The FCC recently conformed its national television station multiple ownership rules with the Telecom Act. Specifically, a single entity may hold "attributable interests" in an unlimited number of U.S. television stations provided that those stations operate in markets containing cumulatively no more than 35% of the television homes in the U.S. For this purpose, only 50% of the television households in a market are counted towards the 35% national restriction if the owned station is a UHF station. An FCC rulemaking is under way to address how to measure audience reach, including the "UHF discount," as part of the FCC's biennial review of the broadcast rules mandated by the Telecom Act. The television homes that LIN television stations reach is well below the 35% national limit.

Under the foreign ownership restrictions of the Communications Act, a broadcast license may not be held by a foreign national, a foreign government, a foreign corporation, or any representative thereof. No more than 20% of the capital stock of a corporation that holds a broadcast license may be owned or voted by foreign interests. And absent a prior grant of special authority by the FCC, no more than 25% of the capital stock of a company that directly or indirectly controls a broadcast licensee may be owned or voted by foreign interests.

Network Affiliate Issues. Several FCC rules impose restrictions on network affiliation agreements. Among other things, those rules prohibit a television station from entering into any affiliation agreements that:

- require the station to clear time for network programming that the station had previously scheduled for other use; or

- preclude the preemption of any network programs that the station believes are unsuitable for its audience and the substitution of network programming a program that it believes is of greater local or national importance (the "right to reject rule").

The FCC is currently reviewing several of these rules governing the relationship between broadcast television networks and their affiliates. Specifically, the FCC is reviewing the following four rules:

- the "right to reject rule;"

- the "time option rule," which prohibits arrangements whereby a network reserves an option to use specified amounts of an affiliate's broadcast time;

- the "exclusive affiliation rule," which prohibits arrangements that forbid an affiliate from broadcasting the programming of another network; and

- the "network territorial exclusivity rule," which prescribes arrangements whereby a network affiliate may prevent other stations in its community from broadcasting programming the affiliate rejects, and arrangements that inhibit the ability of stations outside of the affiliate's community to broadcast network programming.

Advanced Television Technology. At present, U.S. television stations broadcast signals using the "NTSC" system, an analog transmission system named for the National Television Systems Committee, an industry group established in 1940 to develop the first U.S. television technical broadcast standards. The FCC in late 1996 approved a new digital television ("DTV") technical standard to be used by television broadcasters, television set manufacturers, the computer industry and the motion picture industry. This digital television standard will allow the simultaneous transmission of multiple streams of video programming and data on the bandwidth presently used by a single normal analog channel. It will be possible to broadcast one "high definition" channel ("HDTV") with visual and sound quality superior to present-day television or several "standard definition" channels ("SDTV") with digital sound and pictures of a quality slightly better than present television; to provide interactive data services, including visual or audio transmission; or to provide some combination of these possibilities on the multiple channels allowed by DTV. The FCC has already allocated to every existing television broadcaster one additional channel to be used for DTV during the transition between present-day analog television and DTV and has established a timetable by which every current station must initiate DTV operations. See "Risk Factors -- Potential Effects on Licenses and Ownership of Regulation of the Radio and Television Broadcasting Industry." Broadcasters will not be required to pay for this new DTV channel, but will be required to relinquish their present analog channels when the transition to DTV is complete.

The FCC presently plans for the DTV transition period to end by 2006. At that time, broadcasters will be required to discontinue analog operations and to return their present channels to the FCC. The FCC has already begun issuing construction permits to build DTV stations. The FCC has recently issued regulations with respect to DTV allocations and interference criteria which are not yet final, and other aspects of the DTV regulatory framework have not yet been established. The FCC is expected to apply to DTV certain of the rules applicable to analogous services in other contexts, including certain rules that require broadcasters to serve the public interest and may seek to impose additional programming or other requirements on DTV service. The Telecom Act requires the FCC to impose fees upon broadcasters if they choose to use the DTV channel to provide paid subscription services to the public. The FCC has also recently initiated a rulemaking proceeding to determine whether and to what extent cable systems will be required to carry broadcast DTV signals.

In some cases, conversion to DTV operations may reduce a station's geographical coverage area. In addition, the FCC's current implementation plan would maintain the secondary status of low-power stations in connection with its allotment of DTV channels. The FCC has acknowledged that DTV channel allotment may involve displacement of existing low-power stations, particularly in major television markets. Accordingly, LIN's low-power broadcast stations may be materially adversely affected. LIN has already filed displacement applications seeking new channel allotments for thirteen of its low-power stations, which will be at least partially displaced by DTV channels. Some of these applications face mutually exclusive applications from other applicants, and there is no assurance that any of these applications will be granted by the FCC.

In addition, it is not yet clear:

- when and to what extent DTV or other digital technology will become available through the various media;

- whether and how television broadcast stations will be able to avail themselves of or profit by the transition to DTV;

- how channel, tower height and power assignments will be configured so as to allow that transition;

- the extent of any potential interference to and from analog channels;

- whether viewing audiences will make choices among services upon the basis of such differences;

- whether and how quickly the viewing public will embrace the cost of the new digital television sets and monitors;

- to what extent the DTV standard will be compatible with the digital standards adopted by cable and other multi-channel video programming services;

- whether cable systems will be required to carry DTV signals or, in the absence of such a mandate, broadcasters will succeed in negotiating voluntary cable carriage arrangements; or

- whether significant additional expensive equipment will be required for television stations to provide digital service, including HDTV and supplemental or ancillary data transmission services.

Pursuant to the Telecom Act, the FCC must conduct a ten-year evaluation regarding public interest in advanced television, alternative uses for the spectrum and reduction of the amount of spectrum each licensee utilizes. Many segments of the industry are also intensely studying these advanced technologies. There can be no assurances as to the answers to these questions or the nature of future FCC regulation.

Direct Broadcast Satellite Systems. There are currently in operation several DBS systems that serve the United States, and it is anticipated that additional systems will become operational over the next several years. DBS systems provide programming on a subscription basis to those who have purchased and installed a satellite signal receiving dish and associated decoder equipment. DBS systems claim to provide visual picture quality comparable to that found in movie theaters and aural quality comparable to digital audio compact discs. In the future, competition from DBS systems could have a material adverse effect on the financial condition and results of operations of LIN.

In 1988, Congress passed the Satellite Home Viewer Act ("SHVA"), which grants DBS operators the right to provide, for a fee established by the Copyright Office, network television signals to "unserved households." To be an unserved household with respect to a particular network, the household must not be able to receive, using a conventional rooftop antenna, the television signal of the network's local affiliate at a specified intensity. Recently, litigation has arisen in federal district courts in Florida, North Carolina, Colorado, and Texas concerning the definition of an unserved household under the SHVA, and two of these district courts have so far adopted a definition of unserved household that reduces the number of households that would qualify as unserved. The FCC also has initiated a proceeding to determine how to establish the level of intensity that the local network signal must fall below in order for a household to be considered an unserved household. In addition, legislation was introduced in Congress in 1997 to amend SHVA in a manner that would affect the right of DBS providers to transmit network signals, and it is possible that similar legislation will be introduced in 1999. It is impossible to predict what the results of these judicial, regulatory, and legislative efforts will be, or what affect they will have on LIN's television broadcasting business.

Recent Developments, Proposed Legislation and Regulation. Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation and ownership of LIN's broadcast properties. In addition to the changes and proposed changes noted above, these matters include, for example, spectrum use fees, political advertising rates, potential restrictions on the advertising of certain products like hard liquor, beer and wine, and revised rules and policies governing equal employment opportunity. Other matters that could affect LIN's broadcast properties include technological innovations and developments generally affecting competition in the mass communications industry.

The foregoing does not purport to be a complete summary of all the provisions of the Communications Act, the Telecom Act, or of the regulations and policies of the FCC under either act. Proposals for additional or revised regulations and requirements are pending before and are being considered by Congress and federal regulatory agencies from time to time. Management is unable at this time to predict the outcome of any of the pending FCC rulemaking proceedings referenced above, the outcome of any reconsideration or appellate proceedings concerning any changes in FCC rules or policies noted above, the possible outcome of any proposed or pending Congressional legislation, or the impact of any of those changes on LIN's broadcast operations.

Antitrust Review

Under the HSR Act and the rules promulgated under the act by the FTC, the merger may not be consummated until notifications have been given and certain information and materials have been furnished to the DOJ and the FTC and specified waiting period requirements have been satisfied. On November 4, 1998, Chancellor Media and LIN, as well as affiliates of Hicks Muse, filed all appropriate Notification and Report Forms with the Antitrust Division of the DOJ and the FTC with respect to the merger. The waiting period for this transaction expired on November 16, 1998.

Additionally, at any time prior to or after the consummation of the merger, the DOJ or the FTC could take action under the federal antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the merger or seeking the divestiture of substantial assets of Chancellor Media or LIN. In addition, state antitrust authorities and private parties in certain circumstances may bring legal action under the antitrust laws seeking to enjoin the merger or seeking divestiture of assets of Chancellor Media or LIN. There can be no assurances that a challenge to the merger on antitrust grounds will not be made or, if a challenge is made, what the outcome of the challenge will be.

RESTRICTION ON RESALES OF CHANCELLOR MEDIA COMMON STOCK BY AFFILIATES OF LIN

The shares of Chancellor Media common stock issuable in connection with the merger have been registered under the Securities Act. These shares will be freely transferable under the Securities Act, except for shares issued to any person who may be deemed to be an affiliate, as that term is defined under the Securities Act for purposes of Rule 145 thereunder (an "Affiliate"), of LIN at the time the merger agreement is submitted to the stockholders of LIN for approval. Affiliates may not sell their shares of Chancellor Media common stock acquired in connection with the merger except in connection with:

- an effective registration statement under the Securities Act covering the resale of such shares;

- the conditions contemplated by paragraph (d) of Rule 145; or

- any other applicable exemption from the registration requirements of the Securities Act.

Under the terms of the merger agreement, LIN is required to deliver to Chancellor Media prior to the closing date of the merger a letter identifying all persons who, at the time the merger agreement was submitted to the stockholders of LIN for approval, may be deemed to be Affiliates. Also, LIN is required to use its best efforts to secure a written agreement from all such persons of their acknowledgement that they may be deemed to be Affiliates and that they will not sell or otherwise transfer shares of Chancellor Media common stock received in the merger in violation of the provisions of Rule 145 and the Securities Act.

                              THE MERGER AGREEMENT

The following is a brief summary of the material provisions of the merger agreement, which is attached as Annex I to this joint proxy statement/prospectus and incorporated herein by reference. Such summary is qualified in its entirety by reference to the merger agreement. All stockholders are urged to read the merger agreement in its entirety.

GENERAL

The merger agreement provides that, following the approval and adoption of the merger agreement by the stockholders of Chancellor Media and LIN and the satisfaction or waiver of the other conditions to the merger:

- LIN will merge with and into Chancellor Media; and

- LIN shall cease to exist and Chancellor Media shall continue as the surviving corporation following such merger. As a result of the merger, as of the effective time, Chancellor Media shall succeed to and assume all rights and obligations of LIN, in accordance with the DGCL.

EFFECTIVE TIME

The merger agreement provides that, subject to the requisite approval of the stockholders of Chancellor Media and LIN, and subject to the satisfaction or waiver of other conditions, the merger will be consummated by the filing of an appropriate certificate of merger, in accordance with the relevant provisions of the DGCL, with the Secretary of State of the State of Delaware.

CONVERSION OF SHARES

Upon the consummation of the merger, as applicable:

- Each share of LIN common stock issued and outstanding immediately prior to the effective time, other than shares of LIN common stock held as treasury shares by LIN and other than dissenting shares, will be reclassified, changed and converted into the right to receive the exchange ratio of 0.03 of a share of Chancellor Media common stock, provided however, in the event of changes in Chancellor Media common stock and/or LIN common stock prior to the effective time in accordance with the merger agreement, the exchange ratio will be adjusted so as to maintain the relative proportionate interests of the holders of LIN common stock and Chancellor Media common stock;

- Each share of LIN common stock which is held as a treasury share by LIN at the effective time shall be cancelled and retired and cease to exist; and

- Each share of Chancellor Media common stock and Chancellor Media Convertible Preferred Stock issued and outstanding immediately prior to the effective time shall remain outstanding and shall be unaffected by the merger.

TREATMENT OF STOCK OPTIONS AND PHANTOM STOCK UNITS

At the effective time, subject to various conditions and limitations, each LIN stock option that is outstanding and unexercised will be deemed to have been assumed by Chancellor Media, and will thereafter be deemed an option to acquire, on the same terms and conditions as were applicable under such option immediately prior to the effective time, the number of shares of Chancellor Media common stock equal to the product of the number of shares of LIN common stock subject to the original option and the exchange ratio, rounded to the nearest 1/100 of a share. The exercise price per share of Chancellor Media common stock under the new option shall be equal to the exercise price per share of LIN common stock under the original option divided by the exchange ratio, rounded to the nearest $0.01. In accordance with the terms of the LIN stock option plan under which the LIN stock options were issued, fractional shares resulting from these adjustments shall be eliminated. LIN shall take all actions reasonably necessary to ensure that the consummation of the merger is not deemed to constitute a "change of control," or transaction of similar import, with respect to the stock options or otherwise result, in and of itself, in the acceleration of any LIN stock option outstanding immediately prior to the effective time, and to ensure that all the options shall be exercisable after the merger solely for shares of Chancellor Media common stock.

At the effective time, Chancellor Media shall assume the LIN stock option plan, with changes thereto as may be necessary to reflect the consummation of the merger. In addition, at the effective time, Chancellor Media shall assume LIN's obligations under its phantom stock plan. Each phantom stock unit outstanding under the phantom stock plan that is outstanding immediately prior to the effective time shall be appropriately adjusted to reflect the exchange ratio as if each phantom stock unit was one share of LIN common stock immediately prior to the effective time and was converted into the appropriate fraction of a share of Chancellor Media common stock pursuant to the merger agreement.

EXCHANGE PROCEDURES

Promptly after the effective time, a form of letter of transmittal and instructions will be mailed to each record holder of certificates that, immediately prior to the effective time, represented shares of LIN common stock which have been converted. After receipt of such transmittal form, each holder of certificates should surrender the certificates to Chancellor Media's transfer agent and registrar (the "Paying Agent"), together with the letter of transmittal duly executed and completed in accordance with the instructions thereto. Upon surrender of the certificates to and acceptance of the certificates by the Paying Agent, each holder will be entitled to receive:

- certificates of Chancellor Media common stock, evidencing the whole number of shares of Chancellor Media common stock to which the holder is entitled;

- any unpaid dividends or distributions with respect to the shares represented by the certificates; and

- with respect to LIN common stock, cash in lieu of fractional shares.

If any shares of Chancellor Media common stock are to be issued in a name other than that in which the certificate(s) representing LIN common stock surrendered in exchange for shares of Chancellor Media common stock is registered, the certificates so surrendered must be properly endorsed or otherwise be in proper form for transfer and the person requesting the exchange must pay to the Paying Agent any applicable stock transfer taxes or must establish to the satisfaction of the Paying Agent that the taxes have been paid or are not applicable. No interest will be paid on the merger consideration.

After the effective time, no holder of a certificate which, immediately prior to the effective time, represented shares of LIN common stock will be entitled to receive any dividend or other distribution from Chancellor Media until the holder surrenders the certificate for a certificate representing shares of Chancellor Media common stock. Upon the surrender, there will be paid to the holder the amount of any dividends or other distributions which after the effective time became payable with respect to the number of whole shares of Chancellor Media common stock into which the shares of LIN common stock are converted. No interest will be paid on the dividends or other distributions.

No fractional shares of Chancellor Media common stock will be issued in the merger. A holder of LIN common stock who would otherwise be entitled to receive fractional shares of Chancellor Media common stock as a result of the merger shall receive, in lieu of fractional shares, cash in an amount equal to the price per share of Chancellor Media common stock, as determined in accordance with the procedures described below, multiplied by the fraction the holder would otherwise be entitled to. In order to satisfy the payment for the fractional shares, the Paying Agent, as agent for the holders of the fractional shares, will aggregate all fractional interests, will sell them at the then prevailing price on the Nasdaq Stock Market and will distribute the proceeds to the holders of the fractional interests. However, Chancellor Media may, in its sole discretion, satisfy payment by delivering to the Paying Agent cash, without interest, in an amount equal to the aggregate amount of all fractional shares multiplied by the closing price per share of Chancellor Media common stock on the Nasdaq Stock Market on the trading day immediately prior to the effective time.

Any portion of the merger consideration, any dividends or distributions, or any cash owed in lieu of fractional shares with respect to shares of Chancellor Media common stock that has not been distributed to the holders of the certificates representing shares of LIN common stock within 120 days after the effective time will be delivered to Chancellor Media. Any holders who have not surrendered their certificates in accordance with the relevant provisions of the merger agreement may look only to Chancellor Media as a general creditor thereof for payment of their claims for any merger consideration and any dividends or distributions with respect to shares of Chancellor Media common stock.

Neither the surviving corporation nor the Paying Agent will be liable in respect of any cash, shares, dividends or distributions payable from the merger consideration or any dividends or distributions with respect to shares of Chancellor Media common stock, delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any certificate or certificates representing shares of LIN common stock are not surrendered prior to five years after the effective time, or immediately prior to such earlier date on which any merger consideration in respect of such certificate would otherwise escheat to or become the property of any governmental agency or regulatory authority, any cash, shares, dividends or distributions payable in respect of such certificate or certificates will become the property of Chancellor Media.

LIN STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES REPRESENTING LIN COMMON STOCK TO CHANCELLOR MEDIA. CERTIFICATES FOR SHARES OF LIN COMMON STOCK WILL BE EXCHANGED FOR CERTIFICATES OF SHARES OF CHANCELLOR MEDIA COMMON STOCK FOLLOWING CONSUMMATION OF THE MERGER IN ACCORDANCE WITH INSTRUCTIONS WHICH CHANCELLOR MEDIA OR THE PAYING AGENT WILL SEND TO HOLDERS OF LIN COMMON STOCK AFTER THE MERGER.

Shares of LIN common stock outstanding immediately prior to the effective time and held by a holder who has not voted in favor of or consented to the merger, who properly demands in writing appraisal of his, hers or its shares of LIN common stock in accordance with Section 262 of the DGCL, and who shall not have withdrawn the demand or otherwise have forfeited appraisal rights, shall not be converted into or represent the right to receive the merger consideration for the shares. The stockholders shall be entitled to receive payment of the appraised value of the shares of LIN common stock held by them in accordance with the provisions of
Section 262, except that all dissenting shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of the securities under Section 262 shall be deemed to have been converted into, as of the effective time, the right to receive without any interest, the applicable merger consideration, upon surrender as provided by the merger agreement, of the certificate or certificates that formerly represented such securities. See "The Merger -- Appraisal and Dissenters' Rights."

DIRECTORS AND OFFICERS

The Merger Agreement provides that the Board of Directors of the surviving corporation immediately after the effective time will consist of the directors of Chancellor Media immediately prior to the effective time, in the same class and term expiration as the directors currently serve on the Chancellor Media Board of Directors, and Gary R. Chapman, in such class and term expiration as determined by the Board of Directors of Chancellor Media prior to closing. The merger agreement further provides that the officers of the surviving corporation from and after the effective time will be the officers of Chancellor Media immediately prior to the effective time.

Each officer and director will hold office from the effective time until his respective successor is duly elected or appointed and qualified in the manner provided in the certificate of incorporation or bylaws of the surviving corporation, or as otherwise provided by applicable law.

CERTIFICATE OF INCORPORATION AND BYLAWS

The merger agreement provides that:

- the certificate of incorporation of Chancellor Media shall be the certificate of incorporation of the surviving corporation until thereafter amended in accordance with its terms and as provided by the DGCL; and

- the bylaws of Chancellor Media in effect immediately prior to the merger will be the bylaws of the surviving corporation until thereafter amended in accordance within the terms and as provided by applicable law.

REPRESENTATIONS AND WARRANTIES

- The merger agreement contains various customary representations and warranties of LIN relating to, among other things:

     (1) its organization, standing and similar corporate matters;

     (2) its capital structure;

     (3) authorization, execution, delivery, performance and enforceability of the merger agreement and the absence of conflicts with its and its subsidiaries' organizational and various other documents;

     (4) documents filed by it and its subsidiaries with the SEC and the accuracy of information contained in those documents;

     (5) the absence of material changes or events, except as otherwise provided in the merger agreement;

     (6) the absence of extraordinary payments or change in benefits, except as otherwise provided in the merger agreement;

     (7) voting requirements;

     (8) the compliance in all material respects with the terms of the FCC licenses issued to LIN and its respective subsidiaries and the timely filing with the FCC of all applications, reports and other disclosures with the FCC required to be made by LIN and its subsidiaries;

     (9) the qualification of LIN and its subsidiaries under the Communications Act to be transferors of control of the LIN FCC licenses;

     (10) overall compliance in all material respects with all applicable laws;

     (11) the absence of undisclosed liabilities;

     (12) the absence of any pending or threatened litigation against it or any of its subsidiaries, except as otherwise disclosed or pursuant to the merger agreement, that would have a material adverse effect on LIN and its subsidiaries, taken as a whole, or prevent or significantly delay the consummation of the transactions contemplated by the merger agreement;

     (13) the absence of transactions, agreements, arrangements or understandings between LIN and its subsidiaries with their affiliates that would require disclosure with the SEC;

     (14) labor matters;

     (15) employee arrangements and benefit plans;

     (16) LIN and its subsidiaries have timely filed all material tax returns required to be filed through the effective time and will timely file any material tax returns required to be filed on or prior to the closing date;

     (17) intellectual property;

     (18) environmental matters; and

     (19) material agreements.

- The Merger Agreement contains various representations and warranties of Chancellor Media relating to, among other things:

     (1) its organization, standing and similar corporate matters;

     (2) its capital structure;

     (3) authorization, execution, delivery, performance and enforceability of the merger agreement and the absence of conflicts with its and its subsidiaries' organizational and various other documents;

     (4) documents filed by it and its subsidiaries with the SEC and the accuracy of the information contained in those documents;

     (5) the absence of material changes or events, except as otherwise provided in the merger agreement;

     (6) the absence of extraordinary payments or change in benefits, except as otherwise provided in the merger agreement;

     (7) the opinion of its financial advisor;

     (8) the absence of undisclosed liabilities;

     (9) the absence of any pending or threatened litigation against it or any of its subsidiaries, except as otherwise disclosed pursuant to the merger agreement, that would have a material adverse effect on Chancellor Media and its subsidiaries, taken as a whole, or prevent or significantly delay the consummation of the transactions contemplated by the merger agreement;

     (10) the absence of transactions, agreements, arrangements or understandings between Chancellor Media and its subsidiaries with their affiliates that would require disclosure with the SEC;

     (11) the shares of Chancellor Media common stock to be issued in the merger being duly authorized, validly issued, fully paid and nonassessable;

     (12) voting requirements;

     (13) Chancellor Media and its subsidiaries are fully qualified under the Communications Act to be the transferees of control of the LIN FCC licenses;

     (14) employee arrangements and benefit plans;

     (15) Chancellor Media and its subsidiaries have timely filed all material tax returns required to be filed through the effective time and will timely file any material tax returns required to be filed on or prior to the closing date;

     (16) intellectual property; and

     (17) environmental matters.

COVENANTS

The merger agreement contains various customary covenants, including covenants of LIN that during the period from the date of the merger agreement until the effective time, except as permitted by or contemplated in the merger agreement, LIN, and each of its subsidiaries, will, among other things: conduct its operations in the ordinary course of business and use its reasonable best efforts to preserve intact its business organizations and goodwill in all material respects and keep available the services of its respective officers and employees as a group.

- Further, LIN has agreed that, among other things and subject to certain conditions and exceptions, it will not and will cause its subsidiaries not to, without the prior consent of Chancellor Media, not to be unreasonably withheld:

     (1) declare, set aside or pay any dividends on or make other distributions in respect of its or its subsidiaries' outstanding capital stock, other than as provided in the merger agreement;

     (2) split combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any securities in lieu of or in substitution for its outstanding capital stock;

     (3) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any shares, other than as provided in the merger agreement;

     (4) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other equity securities or any securities convertible into, or any rights, warrants or options to acquire any shares, equity securities or convertible securities, other than as provided in the merger agreement;

     (5) amend its certificate of incorporation, bylaws or other comparable charter or organizational documents other than as provided in the merger agreement;

     (6) acquire any business or any corporation, partnership, joint venture, association or other business organization;

     (7) sell, mortgage or otherwise encumber or subject to any lien or encumbrance or otherwise dispose of any of its properties or assets that are material to LIN and its subsidiaries, taken as a whole;

     (8) other than working capital borrowings in the ordinary course of business and consistent with past practices, incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, other than as provided in the merger agreement, or make any material loans or advances to any other person, other than to LIN or any of its direct or indirect wholly owned subsidiaries and other than routine advances to employees;

     (9) make any tax election or settle or compromise any tax liability that could reasonably be expected to be material to LIN and its subsidiaries, taken as a whole or change its tax or accounting methods, policies, practice or procedures, except as permitted by the merger agreement;

     (10) pay, discharge, settle or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction of certain liabilities as provided in the merger agreement;

     (11) make any material commitments or agreements for capital expenditures or capital additions or betterments except as materially consistent with the budget for capital expenditures as of the effective time and consistent with past practices;

     (12) except as may be required by law, other than in the ordinary course of business and consistent with past practice:

          (A) make any representation or promise to any employee or former director, officer or employee of LIN or any of its subsidiaries which is inconsistent with the terms of any LIN employee benefit plan;

          (B) make any change to, or amend in any way, the contracts, salaries, wages, or other compensation of any director, employee or any agent or consultant of LIN or any of its subsidiaries other than routine changes or amendments that are required under existing contracts;

          (C) adopt, enter into, amend, alter or terminate, partially or completely, any LIN employee benefit plan or any election made pursuant to the provisions of any LIN employee benefit plan to accelerate any payments, obligations or vesting schedules thereunder; or

          (D) approve any general or company-wide pay increases for employees;

     (13) except in the ordinary course of business, modify amend or terminate any material agreement, permit, concession, franchise, license or similar instrument to which LIN or any of its subsidiaries is a party or waive, release or assign any material rights or claims thereunder;

     (14) authorize any of, or commit or agree to take any of the foregoing actions.

Notwithstanding the foregoing, the merger agreement expressly permits LIN Texas to enter into an Asset Purchase Agreement with Southwest Sports Group, which was executed on August 1, 1998, pursuant to which LIN Texas will assign its purchase option on KXTX-TV to Southwest Sports Group. In exchange, LIN Texas will receive 500,000 shares of Southwest Sports Group preferred stock.

CONDITIONS TO THE MERGER

- The respective obligations of LIN and Chancellor Media to consummate the merger are subject to the satisfaction or waiver of certain conditions, including that:

     (1) the merger agreement shall have been approved by the stockholders of LIN and Chancellor Media holding a majority of the outstanding shares of common stock;

     (2) the FCC shall have issued an order, which order has not been reversed, stayed, enjoined, set aside or suspended and with respect to which no timely request for stay, petition for reconsideration or appeal has been filed, approving the transfer of control of LIN's FCC licenses without any material conditions or restrictions (see "The
         Merger -- Certain Regulatory Matters" above);

     (3) all required consents, approvals, permits and authorizations to the consummation of the transactions contemplated by the merger agreement by LIN and Chancellor Media shall have been obtained from any governmental entity, as defined in the merger agreement, other than the FCC, whose consent, approval, permission or authorization is required by reason of a change in law after the date of the merger agreement, except as provided in the merger agreement;

     (4) any applicable waiting period under the HSR Act shall have been terminated or shall have otherwise expired;

     (5) there shall be in effect no temporary restraining order, preliminary or permanent injunction or other order of any court or other legal restraint or prohibition preventing the consummation of the merger;

     (6) the Registration Statement shall have been declared effective by the Commission and shall not be the subject of a stop order or proceeding seeking a stop order; and

     (7) the shares of Chancellor Media common stock to be issued pursuant to the merger agreement shall have been approved for quotation on the Nasdaq Stock Market.

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

- The obligations of LIN to effect the merger are further subject to satisfaction of the following conditions:

     (1) the representations and warranties of Chancellor Media shall have been true and correct on the date that the merger agreement was entered and shall be true and correct at and as of the closing date, except as otherwise provided in the merger agreement;

     (2) Chancellor Media shall have performed, in all material respects, all obligations required to be performed by them at or prior to the closing date;

     (3) LIN shall have received an opinion from Vinson & Elkins L.L.P. on the closing date to the effect that, among other things and subject to certain conditions, the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; and

     (4) Chancellor Media shall have amended the Chancellor Media Stockholders Agreement, as defined in the merger agreement, as provided by the merger agreement.

- The obligations of Chancellor Media to effect the merger are further subject to satisfaction of the following conditions:

     (1) the representations and warranties of LIN shall have been true and correct on the date that the merger agreement was entered and shall be true and correct at and as of the closing date, except as provided in the merger agreement;

     (2) LIN shall have performed, in all material respects, all obligations required to be performed by it at or prior to the closing date;

     (3) Chancellor Media shall have received an opinion from Weil, Gotshal & Manges LLP on the closing date to the effect that, among other things and subject to certain conditions, the merger will be treated for federal income tax purposes as a reorganization within the meaning of
         Section 368(a) of the Code;

     (4) in the event that LIN shall have consummated the KXTX Transaction, LIN or one of its other subsidiaries shall have received the convertible preferred stock of Southwest Sports Group on substantially the terms set forth in the merger agreement or such other consideration that is deemed comparable by the Board of Directors of Chancellor Media;

     (5) LIN and its subsidiaries shall have received any necessary consents required as a result of the merger with respect to each network affiliation agreement relating to a LIN Licensed Facility, defined in the merger agreement, as provided by the merger agreement;

     (6) LIN and certain of its subsidiaries and Hicks Muse Partners shall have entered into an amendment to each of the monitoring and oversight agreement and the financial advisory agreement as provided by the merger agreement; and

     (7) holders of not more than 5% of the outstanding shares of LIN common stock shall have properly demanded appraisal rights for their shares under the DGCL.

LIN and Chancellor Media have further agreed not to, and not to permit any of their respective subsidiaries to, take any action that would or could reasonably be expected to result in any of the conditions to the merger not being satisfied.

ADDITIONAL AGREEMENTS

Each of LIN and Chancellor Media has also agreed, among other things, and subject to various conditions and exceptions:

- as soon as practicable following the date of the merger agreement, that Chancellor Media will prepare and file with the SEC the Registration Statement, including this joint proxy statement/prospectus, and to use its best efforts to have the Registration Statements declared effective under the Securities Act as promptly as practicable after such filing;

- to take all action necessary to convene a meeting of its stockholders to submit the merger agreement for approval and to use its best efforts to hold such stockholders' meeting as soon as practicable after the date of the merger agreement;

- to make, and cause its respective subsidiaries and its other affiliates to make, all necessary filings as soon as practicable, including, without limitation, those required under the HSR Act, the Securities Act, the Exchange Act, and the Communications Act, in order to facilitate prompt consummation of the merger and the other transactions contemplated by the merger agreement;

- to cause it and its respective subsidiaries to afford to the other parties to the merger agreement and to their respective officers, employees, counsel, financial advisors and other representatives reasonable access, during the period prior to the effective time to all of its properties, books, contracts, commitments, personnel and records, and shall furnish such information concerning its business, properties, financial condition, operations and personnel as the parties may reasonably request;

- not to, and cause its subsidiaries and Representatives, as defined below, not to, use or disclose any nonpublic information obtained from Chancellor Media or LIN to any other person, in whole or in part, except as provided for in the merger agreement; and

- to consult with each of the others before issuing, and will provide opportunity to review and comment upon, any press release or other public statements with respect to the merger or merger agreement.

LIN and Chancellor Media have also further agreed not to, and not to permit their subsidiaries to, permit any of their or their respective subsidiaries' officers, directors, partners, employees, agents, counsel, accountants, financial advisors or any other representatives and affiliates (collectively, "Representatives") to, directly or indirectly, solicit, initiate or encourage the submission of any Acquisition Proposal, as defined below, or enter into or participate in any discussions or negotiations regarding any Acquisition Proposal. LIN has also agreed to:

- immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any persons conducted to date by it or its Representatives with respect to the foregoing;

- not release any third party from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another person who has made, or may reasonably be considered likely to make, an Acquisition Proposal;

- notify Chancellor Media of any such inquiries, offers or proposals; and

- neither through the Board of Directors of LIN nor any committee thereof:

     (1) withdraw or modify, or propose to do so, in a manner adverse to Chancellor Media, the approval or recommendation of its Board of Directors or committee thereof of the merger or merger agreement;

     (2) approve or recommend, or propose to do so, any Acquisition Proposal; or

     (3) cause LIN to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal.

"Acquisition Proposal" is defined in the merger agreement to include any proposal or offer from any person, other than Chancellor Media or any of its subsidiaries, for a tender or exchange offer, merger, consolidation, other business combination, recapitalization, liquidation, dissolution or similar transaction involving LIN or any significant subsidiary, as defined in the merger agreement, of LIN, or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of LIN or a significant subsidiary of LIN; provided, however, that any direct or indirect acquisition or disposition of television broadcast stations, or the assets of television broadcast stations, disclosed in the LIN disclosure letter to the merger agreement shall not constitute an Acquisition Proposal.

Chancellor Media has also agreed to use its best efforts to cause the shares of Chancellor Media common stock to be issued in the merger and upon exercise of the assumed stock options to be approved for quotation in the Nasdaq Stock Market.

LIN has also agreed to, among other things, and subject to exceptions and conditions, deliver to Chancellor Media a letter identifying all persons who may be, at the time the merger is submitted for approval to its stockholders, "affiliates" of LIN for purposes of Rule 145 under the Securities Act, and to use its best efforts to cause each affiliate to deliver to Chancellor Media on or prior to the closing date a written agreement in the form attached to the merger agreement.

INDEMNIFICATION AND INSURANCE

The certificate of incorporation of the surviving corporation shall contain the provisions with respect to indemnification contained in the certificate of incorporation of LIN, as in effect as of the effective time, and none of such provisions shall be amended, repealed or otherwise modified for a period of six years after the effective time in any manner that would adversely affect the rights of individuals who at any time prior to the effective time were directors or officers of LIN or any of their respective subsidiaries in respect of actions or omissions occurring at or prior to the effective time, unless the modification is required by law.

For a period of at least six years after the effective time, the surviving corporation will maintain LIN's current directors' and officers' insurance and indemnification policies to the extent that the policies provide coverage for events occurring prior to the effective time, for all persons who were directors and executive officers of LIN on the date of the merger agreement, so long as the annual premium therefor would not be in excess of 250% of the last annual premium paid prior to the date of the merger agreement; provided, however, that Chancellor Media or its subsidiaries, may, in lieu of maintaining such existing directors' and officers' insurance, cause coverage to be provided under any policy maintained for the benefit of Chancellor Media and its subsidiaries so long as the terms thereof are not less advantageous to the beneficiaries thereof than the existing directors' and officers' insurance.

TERMINATION

The merger agreement may be terminated at any time prior to the effective time:

- by mutual written consent of LIN and Chancellor Media;

- by either LIN or Chancellor Media if:

     (1) any required approval of the stockholders of the other party to the merger agreement has not been obtained;

     (2) the merger has not been consummated on or before June 30, 1999, other than as the result of the willful and material breach of the merger agreement by the party seeking to terminate it;

     (3) any governmental entity shall have issued an order, decree or ruling or take any other action permanently enjoining, restraining or otherwise prohibiting the merger and the action has become final and non-appealable; or

     (4) the other party has breached the requirements of the Merger Agreement regarding any representation, warranty, covenant or other agreement giving rise to a failure of any representation and warranty or condition precedent to the merger agreement that has not been, and cannot be, cured within 30 days of written notice to the breaching party, unless the party seeking to terminate is in material breach under the merger agreement itself; or

- by Chancellor Media if LIN has breached any agreements relating to an Acquisition Proposal, unless Chancellor Media is then in material breach of the merger agreement.

In the event of a termination of the merger agreement by LIN or Chancellor Media, as a result of the other party's failure to obtain stockholders approval or material breach, or by Chancellor Media in the event that LIN has breached any agreements relating to an Acquisition Proposal, then the other party shall reimburse such nonbreaching party for all substantiated out-of-pocket costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby. In addition, in the event that a party commits a willful material breach of any of the provisions of the merger agreement, the other party may seek damages or any other appropriate remedy at law or in equity.

AMENDMENT AND MODIFICATION

Subject to the applicable provisions of the DGCL, at any time prior to the effective time, the parties may modify or amend the merger agreement by written agreement; provided, however, that after the approval of the stockholders of LIN has been obtained, no amendment may reduce the merger consideration or adversely affect the rights of the LIN stockholders without their approval.

FEES AND EXPENSES

The merger agreement provides that, whether or not the merger is consummated, each of LIN and Chancellor Media will pay its own costs and expenses incurred by it in connection with the merger agreement and the consummation of the transactions contemplated thereby, except as provided by the merger agreement in particular events of termination of the merger agreement. See "-- Termination."

                              THE VOTING AGREEMENT

As a condition and inducement to Chancellor Media entering into the merger agreement, Ranger Equity Partners, L.P., the record holder of approximately 74.7% of the outstanding LIN common stock and a Hicks Muse affiliate, has entered into a voting agreement (the "Voting Agreement") with Chancellor Media. Under the Voting Agreement, Ranger Equity Partners has agreed, among other things:

- to vote all shares of LIN common stock held by it in favor of the merger;

- to vote all shares of LIN common stock held by it against

     (1) any merger, other than the merger contemplated by the merger agreement, takeover proposal or acquisition proposal; and

     (2) any amendment to LIN's certificate of incorporation or bylaws or other proposal or transaction involving LIN or any of its subsidiaries which would impede, frustrate, prevent or nullify the merger, or change in any manner the voting rights of the LIN common stock; and

- not to sell, transfer, pledge, assign or otherwise dispose of shares of LIN common stock or enter into any voting agreement, proxy or other voting arrangement with any other person with respect to the shares of LIN common stock held by it.

The Voting Agreement terminates upon the earlier to occur of 15 months from the date of the Voting Agreement and the effective time of the merger. However, the Voting Agreement may terminate earlier in the event that the merger agreement is terminated in accordance with its terms and LIN is not in breach of its obligations under the merger agreement and Ranger Equity Partners is not in breach of its obligations under the Voting Agreement.

The vote of Ranger Equity Partners in favor of the merger and adoption of the merger agreement is the only vote of the LIN stockholders necessary in order to adopt and approve the merger agreement.

                 DIRECTORS AND MANAGEMENT FOLLOWING THE MERGER

The merger agreement provides that, immediately following the consummation of the merger, the Board of Directors of Chancellor Media will consist of the directors of Chancellor Media immediately prior to the merger, together with Gary R. Chapman, currently the President and Chief Executive Officer of LIN Holdings and LIN Television. Each of the current directors of Chancellor Media will remain in the same class and with the same term expiration. The Board of Directors of Chancellor Media shall determine immediately prior to the consummation of the merger the class and term expiration for Mr. Chapman.

Following the consummation of the merger, the executive officers of Chancellor Media immediately prior to the merger will continue to serve as the executive officers of Chancellor Media.

DIRECTORS AND MANAGEMENT OF CHANCELLOR MEDIA

The directors and executive officers of Chancellor Media are:

                   NAME                     AGE                  POSITION
                   ----                     ---                  --------
Thomas O. Hicks...........................  53    Chairman of the Board and Director
Jeffrey A. Marcus.........................  52    President, Chief Executive Officer and
                                                  Director
James E. de Castro........................  46    President of Chancellor Radio Group and
                                                  Director
Thomas P. McMillin........................  37    Senior Vice President and Chief
                                                  Financial Officer
Eric C. Neuman............................  54    Senior Vice President -- Strategic
                                                  Development
James A. McLaughlin.......................  48    President of Chancellor Outdoor Group
Kenneth J. O'Keefe........................  44    Executive Vice President -- Operations
Richard A. B. Gleiner.....................  46    Senior Vice President and General
                                                  Counsel
Thomas J. Hodson..........................  55    Director
Perry J. Lewis............................  61    Director
John H. Massey............................  59    Director
Lawrence D. Stuart, Jr....................  54    Director
Steven Dinetz.............................  52    Director
Vernon E. Jordan, Jr......................  63    Director
J. Otis Winters...........................  66    Director
Michael J. Levitt.........................  40    Director

Thomas O. Hicks

Mr. Hicks was elected Chairman of the Board and a director of Chancellor Media in September 1997. He had been Chairman and a director of Chancellor Broadcasting Company and Chancellor Radio Broadcasting Company prior to that time, since April 1996. Mr. Hicks is Chairman of the Board and Chief Executive Officer of Hicks Muse, a private investment firm located in Dallas, St. Louis, New York, Mexico City and London specializing in strategic investments, leveraged acquisitions and recapitalizations. From 1984 to May 1989, Mr. Hicks was Co-Chairman of the Board and Co-Chief Executive Officer of Hicks & Haas, Incorporated, a Dallas based private investment firm. Mr. Hicks serves as a director of Capstar, LIN Holdings Corp., LIN Television, Sybron International Corporation, Inc., Cooperative Computing, Inc., International Home Foods, Triton Energy, D.A.C. Vision Inc. and Olympus Real Estate Corporation.

Jeffrey A. Marcus

Mr. Marcus became the President and Chief Executive Officer of Chancellor Media on June 1, 1998, and Mr. Marcus became a director of Chancellor Media in September 1997. Prior to the merger with Chancellor Broadcasting Company, Mr. Marcus served as a director of Chancellor Broadcasting Company and Chancellor Radio Broadcasting Company. Prior to joining Chancellor Media on June 1, 1998, Mr. Marcus served as the Chairman and Chief Executive Officer of Marcus Cable Properties, Inc. and Marcus Cable Company, L.L.C. (collectively "Marcus Cable"), the ninth largest cable television

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

multiple system operator (MSO) in the United States, which Mr. Marcus formed in 1990. Mr. Marcus continues to serve as Chairman of Marcus Cable and as a director of Marcus Cable Properties, Inc. Until November 1988, Mr. Marcus served as Chairman and Chief Executive Officer of WestMarc Communications, Inc., an MSO formed through the merger in 1987 of Marcus Communications, Inc. and Western TeleCommunications, Inc. Mr. Marcus has more than 29 years experience in the cable television business. Mr. Marcus is a co-owner of the Texas Rangers Baseball Club and serves as a director of Brinker International, Inc. and a director or trustee of several charitable and civic organizations.

James E. de Castro

Mr. de Castro served as Chief Operating Officer of Chancellor Media from September 22, 1997 to August 19, 1998, and on August 19, 1998, Mr. de Castro was named President of the Chancellor Radio Group. From September 5, 1997 to September 22, 1997, Mr. de Castro served as Co-Chief Operating Officer of Chancellor Media. Mr. de Castro was elected Co-Chief Operating Officer and a director of Chancellor Media in September 1997. Mr. de Castro was previously President of Evergreen Media Corporation since 1993 and Chief Operating Officer and a director of Evergreen Media Corporation since 1989. From 1987 to 1988, Mr. de Castro held various positions with H&G Communications, Inc. and predecessor entities. From 1981 to 1989, Mr. de Castro was general manager of radio stations WLUP-FM and WLUP-AM (now known as WMVP-AM) in Chicago, and from 1989 to 1992, Mr. de Castro was general manager of radio station KKBT-FM in Los Angeles.

Eric C. Neuman

Mr. Neuman became Senior Vice President -- Strategic Development of Chancellor Media on July 1, 1998. From September 5, 1997 to May 19, 1998, Mr. Neuman served as a director of Chancellor Media. Mr. Neuman became a director of Chancellor Media in September 1997. Mr. Neuman previously served as a director of Chancellor Broadcasting Company and Chancellor Radio Broadcasting Company since April 1996. From May 1993 to July 1, 1998, Mr. Neuman had been an officer of Hicks Muse and was most recently serving as Senior Vice President. From 1985 to 1993, Mr. Neuman was a Managing General Partner of Communications Partners, Ltd., a private investment firm specializing in media and communications businesses. Mr. Neuman currently serves as a director of Capstar, LIN Holdings Corp. and LIN Television.

James A. McLaughlin

Mr. McLaughlin became the President of the Chancellor Outdoor Group effective on August 18, 1998. Mr. McLaughlin most recently served as Chief Executive Officer of privately-held Triumph Outdoor Holdings, LLC. Prior to forming Triumph, Mr. McLaughlin served as President and Chief Executive Officer of POA Acquisition Corporation, the successor to Peterson Outdoor Advertising. Prior to joining POA, Mr. McLaughlin was the Managing Partner of Turner Outdoor Advertising which was purchased from Ted Turner in 1983. Mr. McLaughlin began his outdoor advertising career in 1974 with Creative Displays, holding various management positions as the company grew to become the fourth largest outdoor advertising company in the United States.

Kenneth J. O'Keefe

Mr. O'Keefe became an Executive Vice President of Chancellor Media in September 1997. Mr. O'Keefe had been an Executive Vice President of Evergreen Media Corporation since February of 1996 and served as a director of Evergreen from May of 1996 until September 1997. Prior to joining Evergreen in 1996, Mr. O'Keefe was a director, Chief Financial Officer and Executive Vice President of Pyramid Communications, Inc. from March 1994 until Evergreen's acquisition of Pyramid Communications, Inc. on January 17, 1996. Mr. O'Keefe served in various capacities with Pyramid Communications, Inc. or predecessor entities during the five-year period prior to his joining Evergreen in 1996.

Thomas P. McMillin

Mr. McMillin became a Senior Vice President of Chancellor Media on October 1, 1998 and was named Chief Financial Officer in January 1999. Mr. McMillin previously served as Executive Vice President and Chief Financial Officer of Marcus Cable. Mr. McMillin joined Marcus Cable in 1994 as Vice
President -- Finance & Development. Mr. McMillin continues to serve as a director of Marcus Cable Properties, Inc. Prior to joining Marcus Cable, Mr. McMillin served for three years as Vice President -- Corporate Development for Crown Media, Inc., then a cable television subsidiary of Hallmark Cards. From 1987 to 1992, Mr. McMillin served in various financial and corporate development positions, including Vice President Finance & Acquisitions, with Cencom Cable Associates, Inc. From 1983 to 1987, Mr. McMillin was a member of the audit practice of Arthur Andersen & Co.

Richard A. B. Gleiner

Mr. Gleiner became a Senior Vice President and General Counsel of Chancellor Media on October 1, 1998. Mr. Gleiner has most recently served as Senior Vice President, Secretary and General Counsel of Marcus Cable, with responsibility for overseeing all of the legal affairs of Marcus Cable. Prior to joining Marcus Cable in 1994, Mr. Gleiner had been of counsel to Dow, Lohnes & Albertson, New York, New York from 1988 to 1991, primarily outside counsel to Marcus Cable.

Thomas J. Hodson

Mr. Hodson became a director of Chancellor Media in September 1997. Mr. Hodson had previously served as a director of Evergreen Media Corporation since 1992. Mr. Hodson is President of TJH Capital, Inc., a private investment company. He had been the President and a director of Columbia Falls Aluminum Company from January 1994 to March 1998. He had been a Vice President of Stephens, Inc. from 1986 through 1993.

Perry J. Lewis

Mr. Lewis became a director of Chancellor Media in September 1997. Mr. Lewis had previously served as a director of Evergreen Media Corporation since Evergreen Media Corporation acquired Broadcasting Partners, Inc. ("BPI") in 1995. Mr. Lewis was the Chairman of BPI from its inception in 1988 until its merger with Evergreen, and was Chief Executive Officer of BPI from 1993 to 1995. Mr. Lewis is a founder of Morgan, Lewis, Githens & Ahn, an investment banking and leveraged buyout firm which was established in 1982. Mr. Lewis serves as director of Aon Corporation, ITI Technologies, Inc., Gradall Industries, Inc. and Stuart Entertainment, Inc.

John H. Massey

Mr. Massey became a director of Chancellor Media in September 1997. Prior to that time, Mr. Massey served as a director of Chancellor Broadcasting Company and Chancellor Radio Broadcasting Company. Until August 2, 1996, Mr. Massey served as the Chairman of the Board and Chief Executive Officer of Life Partners Group, Inc., an insurance holding company, having assumed those offices in October 1994. Prior to joining Life Partners, he served, since 1992, as the Chairman of the Board of, and currently serves as a director of, FSW Holdings, Inc. Since 1986, Mr. Massey has served as a director of Gulf-California Broadcast Company. From 1986 to 1992, he also was President of Gulf-California Broadcast Company. From 1976 to 1986, Mr. Massey was President of Gulf Broadcast Company. Mr. Massey currently serves as a director of Central Texas Bankshare Holdings, Inc., Colorado Investment Holdings, Inc., Hill Bancshares Holdings, Inc., Bank of The Southwest of Dallas, Texas, Columbus State Bank, Columbine JDS Systems, Inc., The Paragon Group, Inc., the Brazos Fund Group Inc. and Sunrise Television Group, Inc.

Lawrence D. Stuart, Jr.

Mr. Stuart became a director of Chancellor Media in September 1997. Mr. Stuart previously served as a director of Chancellor Broadcasting Company and Chancellor Radio Broadcasting Company since January 1997. Since October 1995, Mr. Stuart has served as a Managing Director and Principal of Hicks Muse. Prior to joining Hicks Muse, from 1990 to 1995 he served as the managing partner of the Dallas office of the law firm Weil, Gotshal & Manges LLP. Mr. Stuart serves as a director of Capstar.

Steven Dinetz

Mr. Dinetz was elected Co-Chief Operating Officer and a director of Chancellor Media in September 1997. As of September 22, 1997, Mr. Dinetz no longer serves as Co-Chief Operating Officer of Chancellor Media, but continues to serve as a director for each such entity. Prior to September 1997, Mr. Dinetz served as President, Chief Executive Officer and a director of Chancellor Broadcasting Company and Chancellor Radio Broadcasting Company since their formation and prior thereto was the President and Chief Executive Officer and a director of Chancellor Communications, a predecessor entity of Chancellor Broadcasting Company.

Vernon E. Jordan, Jr.

Mr. Jordan became a director of Chancellor Media on October 14, 1997. Mr. Jordan currently serves as a senior partner in the Washington, D.C. office of the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P. Mr. Jordan serves as a director of American Express Company, Bankers Trust Company, Bankers Trust Corporation, Dow Jones & Company, Inc., the Ford Foundation, Howard University, J.C. Penney Company, Inc., Revlon Group, Revlon, Inc., Ryder System, Inc., Sara Lee Corporation, Union Carbide Corporation, Xerox Corporation, LBJ Foundation, National Academy Foundation and the Roy Wilkins Foundation.

J. Otis Winters

Mr. Winters became a director of Chancellor Media on May 19, 1998. Mr. Winters currently serves as the non-executive Chairman for The PWS Group (formerly Pate, Winters & Stone, Inc.). Mr. Winters was Co-founder, President and director of Avanti Energy Corporation. Mr. Winters also served as Executive Vice President and a member of the board of directors of the First National Bank and Trust Company of Tulsa. Mr. Winters was Executive Vice President and a member of the board of directors of The Williams Companies, where he served as Chairman of two major subsidiaries and was responsible for the corporate administrative department. Mr. Winters also serves as a director and Chairman of the audit and compensation committee of AMX Corporation, director and Chairman of the audit committee for Arena Brands, Inc., director and Chairman of the finance and audit committees for Dynegy, Inc. (formerly NGC Corporation), director for OmniAmerica, Inc. and director and Chairman of the executive committee for Walden Residential Properties, Inc.

Michael J. Levitt

Michael J. Levitt became a director of Chancellor Media on May 19, 1998. Mr. Levitt is a Managing Director and Principal of Hicks Muse. Before joining Hicks Muse, Mr. Levitt was a Managing Director and Deputy Head of Investment Banking with Smith Barney Inc. from 1993 through 1995. From 1986 through 1993, Mr. Levitt was with Morgan Stanley & Co. Incorporated, most recently as a Managing Director responsible for the New York-based Financial Entrepreneurs Group. Mr. Levitt also serves as a director of LIN Holdings Corp., LIN Television, Capstar, STC Broadcasting, Inc., Atrium Companies, Inc. and International Home Foods, Inc.

Compensation of Directors

Directors who are also officers of Chancellor Media receive no additional compensation for their services as directors. Effective in September 1997, directors of Chancellor Media who are not officers receive:

- a fee of $36,000 per annum;

- a $1,000 fee for attendance at meetings or, if applicable, a $500 fee for attendance at meetings by telephone; and

- a $2,000 fee for service as chairman of a board committee, a $1,000 fee for attendance at committee meetings or, if applicable, a $500 fee for attendance at committee meetings by telephone. Directors of Chancellor Media are also reimbursed for travel expenses and other out-of-pocket costs incurred in connection with such meetings. Additionally, all non-employee directors of Chancellor Media in office on the day of Chancellor Media's annual stockholders meeting are entitled to an award of options to purchase 25,000 shares of Chancellor Media common stock at an exercise price equal to the fair market value of the shares on the date of grant.

Compensation of Executive Officers

Summary Compensation. The following table sets forth all compensation, including bonuses, stock option awards and other payments, paid or accrued by Chancellor Media for the three fiscal years ending December 31, 1997, to Chancellor Media's Chief Executive Officer and each of Chancellor Media's other executive officers serving in such capacity at the end of the last completed fiscal year whose total annual salary and bonus exceeded $100,000 during the fiscal year ended December 31, 1997.

                         SUMMARY COMPENSATION TABLE(1)

                                               ANNUAL COMPENSATION               LONG TERM
                                     ----------------------------------------   COMPENSATION
                                                                   OTHER        ------------   SECURITIES
          NAME AND                                                ANNUAL         RESTRICTED    UNDERLYING    LTIP
     PRINCIPAL POSITION       YEAR    SALARY       BONUS      COMPENSATION(2)   STOCK AWARDS    OPTIONS     PAYOUTS
     ------------------       ----   --------    ----------   ---------------   ------------   ----------   -------
Scott K. Ginsburg...........  1997   $850,000    $3,615,000      --               --            500,000      --
  Former President            1996    750,000       956,000      --               --            375,000      --
  and Chief                   1995    650,000            --      --               --                 --      --
  Executive Officer
James E. de Castro..........  1997   $825,000    $2,581,000      --               --            425,000      --
  Chief Operating             1996    750,000       704,000      --               --             75,000      --
  Officer                     1995    650,000       125,000      --               --            300,000      --
Matthew E. Devine...........  1997   $375,000    $1,205,000      --               --            262,500      --
  Former Senior Vice          1996    300,000       352,000      --               --             37,500      --
  President,                  1995    275,000        63,000      --               --            150,000      --
  Chief Financial
  Officer and
  Secretary
Kenneth J. O'Keefe..........  1997   $320,000    $1,205,000      --               --                 --      --
  Executive Vice              1996    210,000(4)    210,000      --               --            300,000      --
  President --                1995         --            --      --               --                 --      --
  Operations


          NAME AND               ALL OTHER
     PRINCIPAL POSITION       COMPENSATION(3)
     ------------------       ---------------
Scott K. Ginsburg...........      $9,101
  Former President                 9,776
  and Chief                        7,663
  Executive Officer
James E. de Castro..........       2,630
  Chief Operating                  2,455
  Officer                          2,455
Matthew E. Devine...........          --
  Former Senior Vice                  --
  President,                          --
  Chief Financial
  Officer and
  Secretary
Kenneth J. O'Keefe..........          --
  Executive Vice                      --
  President --                        --
  Operations

-------------------------

(1) No information is set forth herein regarding Steven Dinetz, who served as Chancellor Media's Co-Chief Operating Officer from September 5, 1997 through September 22, 1997, as amounts paid by the Company to Mr. Dinetz during 1997 for total annual salary and bonus did not exceed $100,000. On September 22, 1997, as part of the merger with Chancellor Broadcasting Company, Mr. Dinetz resigned from his position as Co-Chief Operating Officer of Chancellor Media, but retained his position as a director of Chancellor Media. Upon Mr. Dinetz' resignation, Chancellor Media accelerated the exercisability of all of Mr. Dinetz' stock options previously granted by Chancellor Broadcasting Company. In February 1998, the Company made certain additional cash payments to Mr. Dinetz. Both the acceleration of the exercisability of the stock options and the cash payment were part of Mr. Dinetz' severance package which he elected to receive after a change in job responsibilities directly related to the merger with Chancellor Broadcasting Company.

(2) The aggregate annual amount of perquisites and other personal benefits, securities or property does not exceed $50,000 or 10% of the total of the annual salary and bonus for the named officer.

(3) Represents payments of term life insurance policies.

(4) Represents compensation for the period beginning March 1, 1996, when Mr. O'Keefe joined Chancellor Media.

Option Grants in Last Fiscal Year. The following table sets forth information regarding options to purchase common stock granted by Chancellor Media to its Chief Executive Officer and the other executive officers named in the Summary Compensation Table during the 1997 fiscal year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                    INDIVIDUAL GRANTS
                         ----------------------------------------
                         NUMBER OF
                         SECURITIES    % OF TOTAL                        GRANT DATE VALUE
                         UNDERLYING     OPTIONS                     --------------------------
                          OPTIONS      GRANTED TO    EXERCISE OR                  GRANT DATE
                          GRANTED     EMPLOYEES IN    BASE PRICE    EXPIRATION   PRESENT VALUE
         NAME            (#)(1)(2)    FISCAL YEAR    ($/SHARE)(2)      DATE          $(3)
         ----            ----------   ------------   ------------   ----------   -------------
Scott K. Ginsburg......   500,000         8.0%          $23.25        9/5/07      $6,155,000
James E. de Castro.....   425,000         6.8%           23.25        9/5/07       5,231,750
Matthew E. Devine......   262,500         4.2%           23.25        9/5/07       3,231,375
Kenneth J. O'Keefe.....        --           --              --            --              --

-------------------------

(1) Represents options to purchase shares of common stock granted under Chancellor Media's 1995 Stock Option Plan for Executive Officers and Key Employees (the "1995 Stock Option Plan"). The options awarded to Mr. Ginsburg, Mr. de Castro and Mr. Devine during the last fiscal year are exercisable in whole or part beginning on September 5, 1997, and expire on September 5, 2007. The options may expire earlier upon the occurrence of selected merger or consolidation transactions involving Chancellor Media. Chancellor Media is not required to issue and deliver any certificate for shares of common stock purchased upon exercise of the option or any portion thereof prior to fulfillment of certain conditions, including the completion of registration or qualification of the shares of common stock under federal or state securities laws and the payment to Chancellor Media of all amounts required to be withheld upon exercise of the options under any federal, state or local tax law. The holder of an option has no rights or privileges of a stockholder in respect of any shares of common stock purchasable upon exercise of the options unless and until certificates representing the shares shall have been issued by Chancellor Media to such holder. Once exercisable, the options are exercisable by the holder or, upon the death of the holder, by his personal representatives or by any person empowered to do so under the holder's will or under the applicable laws of descent and distribution. The options are not transferable except by will or by the applicable laws of descent and distribution or pursuant to a QDRO.

(2) Represents the estimated fair value of common stock on September 5, 1997, the date of grant, as adjusted for the two-for-one stock split of Chancellor Media's common stock effected in the form of a stock dividend, paid on January 12, 1998.

(3) The present value of each grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility of 41.88%; risk-free interest rate of 5.38%, and expected life of seven years.

Aggregated Option Exercises in Last Fiscal Year and Year-End Values

The following table sets forth information concerning option exercises in the year ended December 31, 1997 by the Company's Chief Executive Officer and the other executive officers named in the Summary Compensation Table, and the value of each of the executive officer's unexercised options at December 31, 1997.

                                                               NUMBER OF
                                                         SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                          UNEXERCISED OPTIONS          IN-THE-MONEY OPTIONS
                            SHARES                       AT FISCAL YEAR-END(#)       AT FISCAL YEAR-END($)(1)
                          ACQUIRED ON      VALUE      ---------------------------   ---------------------------
                          EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                          -----------   -----------   -----------   -------------   -----------   -------------
Scott K. Ginsburg.......         --             --       500,000       375,000       7,034,000      9,873,000
James E. de Castro......    300,000      6,979,000     1,220,000       375,000      34,830,250      9,873,000
Matthew E. Devine.......         --             --       562,500       187,500      14,082,000      4,936,500
Kenneth J. O'Keefe......         --             --            --       300,000              --      7,992,000

-------------------------

(1) Based upon a per share price for Chancellor Media common stock of $37.31. This price represents the closing price for the Chancellor Media common stock on the Nasdaq National Market System on December 31, 1997, as adjusted for the two-for-one stock split of Chancellor Media's common stock, effected in the form of a stock dividend, paid on January 12, 1998.

Employment Agreements

Ginsburg Employment Agreement

Prior to April 14, 1998, Scott K. Ginsburg served as the President and Chief Executive Officer of Chancellor Media. On September 4, 1997, Chancellor Media entered into a new employment agreement with Mr. Ginsburg, to be effective on the closing date of the merger with Chancellor Broadcasting Company. The Ginsburg employment agreement, which had a term that extended through September 5, 2002, provided for an initial annual base salary of $1,000,000 for the first year of the employment agreement, to be increased each year by a percentage equal to the percentage change in the consumer price index during the preceding year. In addition, the Ginsburg employment agreement provided for an annual bonus based upon the financial performance of Chancellor Media in relation to certain annual performance targets which are defined in the Ginsburg employment agreement. The Ginsburg employment agreement provided that, on the closing date of the merger with Chancellor Broadcasting Company and on each of the first four anniversaries of that closing on which Mr. Ginsburg remained employed by Chancellor Media, Mr. Ginsburg would be granted options to purchase 200,000 shares of Chancellor Media common stock. If Mr. Ginsburg's employment was terminated without "cause," as defined in the Ginsburg employment agreement, or if Mr. Ginsburg terminated his employment for "good reason," as defined in the Ginsburg employment agreement, prior to the fifth annual anniversary of the consummation of the merger with Chancellor Broadcasting Company, Mr. Ginsburg would receive on the termination date a number of options equal to 1,000,000 minus the number of options previously granted to Mr. Ginsburg pursuant to the preceding sentence prior to that date. In addition, in recognition of Mr. Ginsburg's rights under his prior employment agreement, Chancellor Media granted Mr. Ginsburg an option to acquire an additional 300,000 shares of Chancellor Media common stock on the closing date of the merger with Chancellor Broadcasting Company. The Ginsburg employment agreement provided that all options granted pursuant to the Ginsburg employment agreement would be exercisable for ten years from the date of grant of the option, notwithstanding any termination of employment, at a price per share equal to the market price for Chancellor Media common stock at the close of trading on the day immediately preceding the date of the grant. The Ginsburg employment agreement provided that, in the event of termination of Mr. Ginsburg's employment by Chancellor Media without "cause" or by Mr. Ginsburg with "good reason," Chancellor Media would make a one-time cash payment to Mr. Ginsburg in a gross amount so that the net payments retained by Mr. Ginsburg shall equal $20,000,000. The Ginsburg employment agreement further provided that, in the event of termination of Mr. Ginsburg's employment by reason of expiration or non-renewal of the Ginsburg employment agreement, Chancellor Media would make a one-time cash payment to Mr. Ginsburg equal to two times the amount of his annual base salary for the contract year in which his employment terminates. The Ginsburg employment agreement provided that Mr. Ginsburg would have registration rights with respect to all Chancellor Media common stock acquired by Mr. Ginsburg at any time which rights were no less favorable to Mr. Ginsburg as the registration rights held by Hicks Muse and its affiliates with respect to the common stock of Chancellor Broadcasting Company immediately prior to the consummation of the merger with Chancellor Broadcasting Company. Under the Ginsburg employment agreement, Chancellor Media also agreed to make to Mr. Ginsburg a ten-year unsecured loan in the amount of $3,500,000 bearing interest at a fixed rate equal to the applicable federal long-term rate in effect on the date on which the loan is made. The terms of the loan require Mr. Ginsburg to repay principal of the loan in five equal annual installments, commencing on the sixth anniversary of the date on which the loan is made. As of April 15, 1998, Mr. Ginsburg has borrowed $3,500,000 under the loan.

On April 14, 1998, Mr. Ginsburg resigned as President and Chief Executive Officer of Chancellor Media, and on April 20, 1998, Mr. Ginsburg resigned as director of Chancellor Media and from all appointments and positions with their respective subsidiaries. On April 20, 1998, Chancellor Media entered into a separation and consulting agreement with Mr. Ginsburg. The Ginsburg separation and consulting agreement provides for:

- a lump sum severance payment of $20,000,000 net of applicable employee withholding taxes, which is the same amount Mr. Ginsburg would have been entitled to under the Ginsburg employment agreement based upon a termination of his employment by him for "good reason" or by Chancellor Media "without cause," and

- a grant to Mr. Ginsburg of stock options to acquire 800,000 shares of Chancellor Media common stock, subject to the approval of Chancellor Media's stockholders at the 1998 annual meeting of stockholders of a 1998 Chancellor Media Corporation Employee Stock Option Plan, which is the same number of stock options to which Mr. Ginsburg would have been entitled based upon a termination of his employment by him for "good reason" or by Chancellor Media "without cause," except that the Ginsburg separation and consulting agreement provides that the exercise price for such stock options is $23.25 per share and shall become exercisable as follows:

  (1) options for 266,666 shares shall be exercisable beginning on April 20, 1998 for a period of seven years thereafter;

  (2) options for 266,667 shares shall be exercisable beginning one year from April 20, 1998 for a period of six years thereafter; and

  (3) options for 266,667 shares shall be exercisable beginning two years from April 20, 1998 for a period of five years after that date.

Previously granted stock options were unaffected by the Ginsburg separation and consulting agreement. The Ginsburg separation and consulting agreement also provides that Chancellor Media shall retain Mr. Ginsburg as a consultant through April 13, 2003, Mr. Ginsburg to be compensated for such consulting services in an amount equal to $2,500,000 for each full year of consulting services. The Ginsburg separation and consulting agreement further provides for three-year non-solicitation and non-hire covenants by Mr. Ginsburg, as well as other mutual releases and other provisions typically found in an employment termination agreement, but does not provide for a noncompetition agreement from Mr. Ginsburg.

de Castro Employment Agreement

Effective as of April 17, 1998, Chancellor Media entered into a new employment agreement with Mr. de Castro. The de Castro employment agreement, which has a term that extends through April 17, 2003, provides for an initial annual base salary of $900,000 for the first year of the employment agreement, to be increased each year by a percentage equal to the percentage change in the consumer price index during the preceding year. In addition, the de Castro employment agreement provides for an annual bonus based upon a percentage of the amount by which Chancellor Media exceeds an annual performance target which is defined in the de Castro employment agreement. The de Castro employment agreement provides that, on the effective date of the employment agreement and on each of the first four anniversaries of the employment agreement on which Mr. de Castro remains employed by Chancellor Media, Mr. de Castro shall be granted options to purchase 160,000 shares of Chancellor Media common stock. If Mr. de Castro's employment is terminated without "cause," as defined in the de Castro employment agreement, or if Mr. de Castro terminates his employment for "good reason," as defined in the de Castro employment agreement, prior to the fifth annual anniversary of the effective date of the de Castro employment agreement, Mr. de Castro will receive on the termination date a number of options equal to 800,000 minus the number of options previously granted to Mr. de Castro under the preceding sentence prior to that date. The de Castro employment agreement provides:

- for a signing bonus in the gross amount of $1,000,000;

- that Chancellor Media shall make a one-time cash payment to Mr. de Castro in the gross amount of $5,000,000 less applicable employee withholding taxes; and

- that Chancellor Media shall grant to Mr. de Castro stock options to purchase 800,000 shares of Chancellor Media common stock at a price of $42.125.

All options granted pursuant to the de Castro employment agreement will be exercisable for ten years from the date of grant of the option, notwithstanding any termination of employment. The annual option grant shall be at a price per share equal to the market price for Chancellor Media common stock at the close of trading on the day immediately preceding the date of the grant. The de Castro employment agreement provides that, in the event of termination of Mr. de Castro's employment by Chancellor Media without "cause" or by Mr. de Castro with "good reason," Chancellor Media shall make a one-time cash payment to Mr. de Castro in a gross amount such that the net payments retained by Mr. de Castro shall equal $5,000,000 less applicable employee withholding taxes.

The de Castro employment agreement further provides that, in the event of termination of Mr. de Castro's employment by Mr. de Castro for other than "good reason," in exchange for Mr. de Castro's agreement not to induce any employee of any radio station owned by Chancellor Media to terminate employment or to become employed by any other radio station, Chancellor Media shall continue to pay Mr. de Castro his applicable base salary through the fifth anniversary of the effective date of the de Castro employment agreement. In the event of termination of Mr. de Castro's employment for other than "good reason," Chancellor Media also has the right, in exchange for the payment at the end of each calendar year through December 31, 2002, of an annual amount equal to the product of Mr. de Castro's average bonus multiplied by the fraction of each calendar year which precedes the fifth anniversary of the effective date of the de Castro employment agreement, to require that Mr. de Castro not be employed by or perform activities on behalf of or have ownership interest in any radio broadcasting station serving the same market as any radio station owned by Chancellor Media. The de Castro employment agreement further provides that if Mr. de Castro's employment is terminated by reason of expiration or non-renewal of the de Castro employment agreement, Chancellor Media shall make a one-time cash payment to Mr. de Castro equal to two times the amount of his annual base salary for the contract year in which such employment terminates. The de Castro employment agreement provides that if Chancellor Media provides employment related benefits in an aggregate amount greater than or on more favorable terms as are granted to any other senior executives, except for benefits and employment inducements provided to the Chief Executive Officer, Mr. de Castro would be provided benefits in substantially comparable amount and/or under substantially comparable terms, on an aggregate basis.

Devine Employment Agreement

Prior to January 6, 1999, Matthew E. Devine served as Senior Vice President and Chief Financial Officer of Chancellor Media. In May 1998, Chancellor Media entered into a new employment agreement with Mr. Devine. The Devine employment agreement, which had a term that extended through April 17, 2003, provided for an initial annual base salary of $500,000 for the first year of the employment agreement, to be increased each year by $25,000. In addition, the Devine employment agreement provided for an annual bonus based upon a percentage of the amount by which Chancellor Media exceeds an annual performance target which is defined in the Devine employment agreement. The Devine employment agreement provided that, on the effective date of the employment agreement and on each of the first four anniversaries of the employment agreement on which Mr. Devine remained employed by Chancellor Media, Mr. Devine would be granted options to purchase 120,000 shares of Chancellor Media common stock. If Mr. Devine's employment was terminated without "cause," as defined in the Devine employment agreement, or if Mr. Devine terminated his employment for "good reason," as defined in the Devine employment agreement, prior to the fifth annual anniversary of the effective date of the Devine employment agreement, Mr. Devine would receive on the termination date a number of options equal to 600,000 minus the number of options previously granted to Mr. Devine under the preceding sentence prior to that date. In addition, the Devine employment agreement provided:

- for a signing bonus in the gross amount of $1,000,000;

- that Chancellor Media shall make a one-time cash payment to Mr. Devine of $2,000,000 less applicable employee withholding taxes; and

- that Chancellor Media shall grant to Mr. Devine stock options to purchase 600,000 shares of Chancellor Media common stock at a price of $42.125 per share.

The Devine employment agreement provided that all options granted pursuant to the Devine employment agreement would be exercisable for ten years from the date of grant of the option, notwithstanding any termination of employment. The annual option grant was to be at a price per share equal to the market price for Chancellor Media common stock at the close of trading on the day immediately preceding the date of the grant. The Devine employment agreement provided that, in the event of termination of Mr. Devine's employment by Chancellor Media without "cause" or by Mr. Devine with "good reason," Chancellor Media was to make a one-time cash payment to Mr. Devine in a gross amount so that the net payments retained by Mr. Devine shall equal $2,000,000 less applicable employee withholding taxes.

The Devine employment agreement further provided that, in the event of termination of Mr. Devine's employment by Mr. Devine for other than "good reason," in exchange for Mr. Devine's agreement not to induce any employee of any radio station owned by Chancellor Media to terminate employment or to become employed by any other radio station, Chancellor Media would continue to pay Mr. Devine his applicable base salary through the earlier of the fifth anniversary of the effective date of the Devine employment agreement or the second anniversary of the termination of employment. In the event of termination of Mr. Devine's employment for other than "good reason," Chancellor Media also had the right, in exchange for the payment at the end of each calendar year through the year which includes the earlier of the fifth anniversary of the effective date or the second anniversary of termination of an annual amount equal to the product of Mr. Devine's average bonus multiplied by the fraction of each calendar year which precedes the earlier of the fifth anniversary of the effective date or the second anniversary of termination, to require that Mr. Devine not be employed by or perform activities on behalf of or have an ownership interest in any radio broadcasting station serving the same market as any radio station owned by Chancellor Media. The Devine employment agreement further provided that if Mr. Devine's employment is terminated by reason of expiration or non-renewal of the Devine employment agreement, Chancellor Media would make a one-time cash payment to Mr. Devine equal to two times the amount of his annual base salary for the contract year in which such employment terminates. The Devine employment agreement provided that if Chancellor Media provides employment related benefits in an aggregate amount greater than or on more favorable terms as are granted to any other senior executives, except for benefits and employment inducements provided to the Chief Executive Officer or Chief Operating Officer, Mr. Devine would be provided benefits in substantially comparable amount and/or substantially comparable terms, on an aggregate basis.

In connection with Mr. Devine's resignation as Senior Vice President and Chief Financial Officer in January 1999, Mr. Devine, his spouse, and Chancellor Media and Chancellor Media Corporation of Los Angeles entered into a termination agreement dated as of January 6, 1999. Pursuant to that agreement, Mr. Devine resigned as Senior Vice President and Chief Financial Officer and from any other appointments or positions which he may have held with Chancellor or any of its subsidiaries. In addition, the agreement provides that:

- Mr. Devine shall receive a one-time cash payment of $2,000,000 net of applicable employee withholding taxes; and

- Mr. Devine shall be granted options to purchase 480,000 shares of Chancellor Media common stock at an exercise price of $46.125.

The agreement further provides for non-solicitation covenants by Mr. Devine through April 17, 2000, as well as other mutual releases and other provisions typically found in an employment termination agreement, but does not provide for a noncompetition agreement from Mr. Devine.

O'Keefe Employment Agreement

In February of 1996, Chancellor Media entered into an employment agreement with Mr. O'Keefe that has a term through February 28, 1999 and provides for an annual base salary beginning at $300,000 in 1996 and increasing incrementally to $350,000 in 1998. The O'Keefe employment agreement provides for Mr. O'Keefe to receive an annual incentive bonus based upon a percentage of the amount by which Chancellor Media exceeds various annual performance targets as defined in the agreement. The agreement also provides that Mr. O'Keefe is eligible for options to purchase Chancellor Media common stock. Under the agreement, Mr. O'Keefe was awarded options to purchase 300,000 shares of common stock. The stock options vest and become exercisable subject to Mr. O'Keefe's continued employment by Chancellor Media through February 28, 1999. However, Mr. O'Keefe may be eligible to exercise the options on a pro rata basis in the event he is terminated prior to February 28, 1999 upon selected events specified in his employment agreement, including Mr. O'Keefe's death or disability, a change in control of Chancellor Media, termination without cause and a material breach of the employment agreement by Chancellor Media leading to the resignation of Mr. O'Keefe. The agreement terminates upon the death of Mr. O'Keefe and may be terminated by Chancellor Media upon the disability of Mr. O'Keefe or for or without "cause," as defined in the agreement. During the term of the agreement, Mr. O'Keefe is prohibited from engaging in certain activities competitive with the business of Chancellor Media. However, with the approval of Chancellor Media, Mr. O'Keefe may engage in activities not directly competitive with the business of Chancellor Media as long as those activities do not materially interfere with Mr. O'Keefe's employment obligations. On March 1, 1997, Evergreen Media Corporation and Mr. O'Keefe amended the O'Keefe employment agreement in order to make selected provisions of the O'Keefe employment agreement comparable to those contained in Mr. de Castro's and Mr. Devine's former employment agreement.

On September 4, 1997, Chancellor Media amended its employment agreement with Mr. O'Keefe. As a result of the O'Keefe amendment, the O'Keefe employment agreement expired as of December 31, 1997, and the O'Keefe amendment was effective on January 1, 1998. The O'Keefe amendment, which has a term through December 31, 2000, provides for an initial annual base salary of $500,000 for the first year of the employment agreement, to be increased each year by $25,000. In addition, the O'Keefe amendment provides for an annual bonus based upon the financial performance of Chancellor Media in relation to various annual performance targets which are defined in the O'Keefe amendment. The O'Keefe amendment provides that, on January 1, 1998 and 1999, assuming that Mr. O'Keefe remains employed by Chancellor Media on those dates, Mr. O'Keefe shall be granted options to purchase 100,000 shares of Chancellor Media common stock. Furthermore, with respect to the option to purchase 300,000 shares of Chancellor Media common stock granted under the O'Keefe employment agreement:

- all options will become exercisable on February 28, 1999 if Mr. O'Keefe remains employed by Chancellor Media on that date;

- if Mr. O'Keefe's employment is terminated as a result of Mr. O'Keefe's death or disability or resignation by Mr. O'Keefe following a material breach of the O'Keefe amendment by Chancellor Media, a prorated portion of those options will become exercisable; and

- if Mr. O'Keefe's employment is terminated without "cause," as defined in the O'Keefe amendment, or there is a "change of control," as defined in the O'Keefe amendment, all of those options shall become exercisable.

The O'Keefe amendment provides that all options described in the O'Keefe amendment will be exercisable for seven years from the date of grant of the option, and that all options granted under to the O'Keefe amendment will be granted at a price per share equal to the market price for common stock on the date of the grant. The O'Keefe amendment provides that, in the event of termination of Mr. O'Keefe's employment by Chancellor Media without "cause," Chancellor Media shall pay Mr. O'Keefe his base salary and a prorated annual bonus and provide health and life insurance coverage until the earlier of the expiration of the term of the O'Keefe amendment or the date on which Mr. O'Keefe becomes employed in a position providing similar compensation.

Marcus Employment Agreement

Chancellor Media entered into an employment agreement with Jeffrey A. Marcus which is effective as of June 1, 1998. The Marcus employment agreement, which has a term that extends through May 31, 2003, provides for an initial annual base salary of $1,125,000 for the first year of the employment agreement, to be increased each year by a percentage equal to the percentage change in the consumer price index during the preceding year. The Marcus employment agreement provides for a one-time execution bonus in the gross amount of $1,000,000. In addition, the Marcus employment agreement provides for an annual bonus in an amount to be determined by the Chancellor Media compensation committee in its reasonable discretion; provided, however, the annual bonus shall in no event be less than $2,000,000 nor greater than $4,000,000. The Marcus employment agreement provides that, on the effective date of the employment agreement and on each of the four anniversaries of the employment agreement on which Mr. Marcus remains employed by Chancellor Media, Mr. Marcus shall be granted options to purchase 200,000 shares of Chancellor Media common stock. If Mr. Marcus' employment is terminated without "cause," as defined in the Marcus employment agreement, or if Mr. Marcus terminates his employment for "good reason," as defined in the Marcus employment agreement, prior to the fourth annual anniversary of the effective date of the Marcus employment agreement, Mr. Marcus will receive on such termination date a number of options equal to 1,000,000 minus the number of options previously granted to Mr. Marcus under the preceding sentence prior to that date. The Marcus employment agreement provides that all options granted under the Marcus employment agreement will be exercisable for ten years from the date of grant of the options, notwithstanding any termination of employment, at a price per share equal to the market price for Chancellor

Media common stock at the close of trading on the day immediately preceding the date of the grant. Under the Marcus employment agreement, Mr. Marcus shall also be granted options to purchase 1,250,000 shares of Chancellor Media common stock, one-half of which will vest on the date of the grant and one-half of which will vest on the 18th month anniversary of the date of the grant, with each option exercisable for ten years from the date of grant of those options, notwithstanding any termination of employment, at a price of $42.125 per share. The Marcus employment agreement provides that, in the event of termination of Mr. Marcus's employment by Chancellor Media without "cause" or by Mr. Marcus with "good reason," Chancellor Media shall make a one-time cash payment to Mr. Marcus in a gross amount such that the net payments retained by Mr. Marcus, after payment by Chancellor Media of excise taxes imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, with respect to that payment, to the extent applicable, shall equal $6,250,000.

The Marcus employment agreement further provides that, in the event of termination of Mr. Marcus's employment by Mr. Marcus for other than "good reason," in exchange for Mr. Marcus's agreement not to induce any employee of any radio station owned by Chancellor Media to terminate employment or to become employed by any other radio station, Chancellor Media shall continue to pay Mr. Marcus his applicable base salary through the fifth anniversary of the effective date. In the event of termination of Mr. Marcus' employment for other than "good reason," Chancellor Media also has the right, in exchange for the payment at the end of each calendar year until each calendar year ending December 31, 2003, of an annual amount equal to the product of Mr. Marcus's average bonus multiplied by the fraction of each calendar year which precedes the fifth anniversary of the effective date of the Marcus employment agreement, to require that Mr. Marcus not be employed by or perform activities on behalf of or have ownership interest in any radio or television broadcasting station serving the same market as any radio station owned by Chancellor Media, or in connection with any business enterprise that is directly or indirectly engaged in any of the business activities in which any business owned by Chancellor Media has significant involvement, subject to certain exceptions. The Marcus employment agreement further provides that if Mr. Marcus's employment is terminated by reason of expiration or non-renewal of the Marcus employment agreement, Chancellor Media shall make a one-time cash payment to Mr. Marcus equal to two times the amount of his annual base salary for the contract year in which employment terminates. The Marcus employment agreement also provides that Mr. Marcus shall be entitled to receive personal security services, to be paid for by Chancellor Media, and certain other customary benefits and perquisites.

McLaughlin Employment Agreement

On August 18, 1998, Chancellor Media entered into an employment agreement with Mr. McLaughlin, that has a term that extends through August 18, 2003, and provides for an annual base salary of $500,000 for the first year of the employment agreement, to be increased each year by a percentage equal to the percentage change in the consumer price index during the preceding year. The McLaughlin employment agreement provides for Mr. McLaughlin to receive an annual bonus as determined by the Chancellor Media compensation committee, based upon the recommendation of the Chief Executive Officer. The McLaughlin employment agreement also provides that on the agreement date and on each of the first four anniversaries of the employment agreement on which

Mr. McLaughlin remains employed by Chancellor Media, Mr. McLaughlin shall be granted options to purchase 60,000 shares of Chancellor Media common stock. If Mr. McLaughlin's employment is terminated without "cause," as defined in the McLaughlin employment agreement, or if Mr. McLaughlin terminates his employment for "good reason," as defined in the McLaughlin employment agreement, prior to the fifth anniversary of the effective date of the McLaughlin employment agreement, Mr. McLaughlin will receive on the termination date a number of options equal to 300,000 minus the number of options previously granted to Mr. McLaughlin under the preceding sentence prior to that date. In addition, as an execution bonus, Chancellor Media will grant to Mr. McLaughlin options to purchase 300,000 shares of Chancellor Media common stock of Chancellor Media at a price of $48.375 per share 25% of which shall vest on the effective date of the employment agreement and 25% of which will vest on each of the three anniversaries of the date of grant. Chancellor Media also paid to Mr. McLaughlin a one-time execution bonus in the gross amount of $1,000,000. The McLaughlin employment agreement provides that all options granted under the McLaughlin employment agreement will be exercisable for ten years from the date of grant of the option, notwithstanding any termination of employment. The annual option grant shall be at a price per share equal to the market price for Chancellor Media common stock at the close of trading on the day immediately preceding the date of the grant. The McLaughlin employment agreement provides that, in the event of termination of Mr. McLaughlin's employment by Chancellor Media without "cause" or by Mr. McLaughlin with "good reason," Chancellor Media shall make a one-time cash payment to Mr. McLaughlin in a gross amount so that the net payments retained by Mr. McLaughlin, after payment by Chancellor Media of any excise taxes imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, with respect to that payment, shall equal $1,000,000. The McLaughlin employment agreement further provides that, in the event of termination of Mr. McLaughlin's employment by Mr. McLaughlin for other than "good reason," in exchange for Mr. McLaughlin's agreement not to induce any employee of any media company owned by Chancellor Media to terminate employment or to become employed by any other media company, Chancellor Media shall continue to pay Mr. McLaughlin one-half of his applicable base salary through the earlier of the fifth anniversary of the effective date of the employment agreement or the second anniversary of the termination of employment. In the event the termination of the McLaughlin employment for other than "good reason," Chancellor Media also has the right, in exchange for the payment at the end of each calendar year through the year which includes the earlier of the fifth anniversary of the effective date or the second anniversary of termination of an annual amount equal to the product of one-half of Mr. McLaughlin's average bonus multiplied by the fraction of each calendar year which precedes the earlier of the fifth anniversary of the effective date or the second anniversary of termination, to require that Mr. McLaughlin not be employed by or perform activities on behalf of or have an ownership interest in any media company serving the same market as any media company owned by Chancellor Media.

Neuman Employment Agreement

On June 1, 1998, Chancellor Media entered into an employment agreement with Mr. Neuman, to be effective July 1, 1998, that has a term that extends through July 1, 2003, and provides for an annual base salary of $500,000 for the first year of the employment agreement, to be increased each year by $25,000. The Neuman employment agreement provides for Mr. Neuman to receive an annual bonus as determined by the Chancellor Media compensation committee, based upon the recommendation of the Chief Executive Officer; provided, however, that the bonus shall in no event be less than $500,000 nor greater than $1,500,000. The Neuman employment agreement provides that on the agreement date and on each of the first four anniversaries of the effective date of the employment agreement on which Mr. Neuman remains employed by Chancellor Media, Mr. Neuman shall be granted options to purchase 100,000 shares of Chancellor Media common stock. If Mr. Neuman's employment is terminated without "cause," as defined in the Neuman employment agreement, or if Mr. Neuman terminates his employment for "good reason," as defined in the Neuman employment agreement, prior to the fifth anniversary of the effective date of the Neuman employment agreement, Mr. Neuman will receive on the termination date a number of options equal to 500,000 minus the number of options previously granted to Mr. Neuman under the preceding sentence prior to that date. In addition, as an execution bonus, Chancellor Media will grant to Mr. Neuman options to purchase 300,000 shares of Chancellor Media common stock at a price of $42.3125 per share. The Neuman employment agreement provides that all options granted under the Neuman employment agreement will be exercisable for ten years from the date of grant of the option, notwithstanding any termination of employment. The annual option grant shall be at a price per share equal to the market price for Chancellor Media common stock at the close of trading on the day immediately preceding the date of the grant. The Neuman employment agreement provides that, in the event of termination of Mr. Neuman's employment by Chancellor Media without "cause" or by Mr. Neuman with "good reason," Chancellor Media shall make a one-time cash payment to Mr. Neuman in a gross amount so that the net payments retained by Mr. Neuman, after payment by Chancellor Media of any excise taxes imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, with respect to that payment, shall equal $2,000,000.

The Neuman employment agreement further provides that, in the event of termination of Mr. Neuman's employment by Mr. Neuman for other than "good reason," in exchange for Mr. Neuman's agreement not to induce any employee of any media company owned by Chancellor Media to terminate employment or to become employed by any other media company, Chancellor Media shall continue to pay Mr. Neuman his applicable base salary through the earlier of the fifth anniversary of the effective date of the employment agreement or the second anniversary of the termination of employment. In the event of termination of Mr. Neuman's employment other than for "good reason," Chancellor Media also has the right, in exchange for the payment at the end of each calendar year through the year which includes the earlier of the fifth anniversary of the effective date or the second anniversary of termination of an annual amount equal to the product of Mr. Neuman's average bonus multiplied by the fraction of each calendar year which precedes the earlier of the fifth anniversary of the effective date or the second anniversary of termination, to require that Mr. Neuman not be employed by or perform activities on behalf of or have an ownership interest in any media company serving the same market as any media company owned by Chancellor Media. The Neuman employment agreement further provides that if Mr. Neuman's employment is terminated by reason of expiration or non-renewal of the Neuman employment agreement, Chancellor Media shall make a one-time cash payment to Mr. Neuman equal to two times the amount of his annual base salary for the contract year in which his employment terminates. The Neuman employment agreement provides that if Chancellor Media provides employment related benefits in an aggregate amount greater than or on more favorable terms as are granted to any other senior executives, except for benefits and employment inducements provided to the Chief Executive Officer or Chief Operating Officer, Mr. Neuman would be provided benefits in a substantially comparable amount and/or under substantially comparable terms, on an aggregate basis.

McMillin Employment Agreement

On October 1, 1998, Chancellor Media entered into an employment agreement with Mr. McMillin, that has a term that extends through October 1, 2003, and provides for an annual base salary of $500,000 for the first year of the employment agreement, to be increased each year by a percentage equal to the percentage change in the consumer price index during the preceding year. The McMillin employment agreement provides for Mr. McMillin to receive an annual bonus as determined by the Chancellor Media compensation committee, based upon the recommendation of the Chief Executive Officer. The McMillin employment agreement also provides that on the agreement date and on each of the first four anniversaries of the employment agreement on which Mr. McMillin remains employed by Chancellor Media, Mr. McMillin shall be granted options to purchase 40,000 shares of common stock of Chancellor Media. If Mr. McMillin's employment is terminated without "cause," as defined in the McMillin employment agreement, or if Mr. McMillin terminates his employment for "good reason," as defined in the McMillin employment agreement, prior to the fifth anniversary of the effective date of the McMillin employment agreement, Mr. McMillin will receive on the termination date a number of options equal to 200,000 minus the number of options previously granted to Mr. McMillin under to the preceding sentence prior to that date. In addition, as an execution bonus, Chancellor Media granted to Mr. McMillin options to purchase 200,000 shares of Chancellor Media common stock at a price of $29.875 per share, 25% of which shall vest on the effective date of the employment agreement and 25% of which will vest on each of the three anniversaries of the date of grant. Chancellor Media also paid to Mr. McMillin a one-time execution bonus in the gross amount of $1,000,000. The McMillin employment agreement provides that all options granted under the McMillin employment agreement will be exercisable for ten years from the date of grant of the option, notwithstanding any termination of employment. The annual option grant shall be at a price per share equal to the market price for common stock at the close of trading on the day immediately preceding the date of the grant. The McMillin employment agreement provides that, in the event of termination of Mr. McMillin's employment by Chancellor Media without "cause" or by Mr. McMillin with "good reason," Chancellor Media shall make a one-time cash payment to Mr. McMillin in a gross amount so that the net payments retained by Mr. McMillin, after payment by the Company of any excise taxes imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, with respect to that payment, shall equal two times Mr. McMillin's base salary then in effect.

The McMillin employment agreement further provides that, in the event of termination of Mr. McMillin's employment by Mr. McMillin for other than "good reason," in exchange for Mr. McMillin's agreement not to induce any employee of any media company owned by Chancellor Media to terminate employment or to become employed by any other media company, Chancellor Media shall continue to pay Mr. McMillin one-half of his applicable base salary through the earlier of the fifth anniversary of the effective date thereof or the second anniversary of the termination of employment. In the event of termination of

Mr. McMillin's employment other than for "good reason," Chancellor Media also has the right, in exchange for the payment at the end of each calendar year through the year which includes the earlier of the fifth anniversary of the effective date or the second anniversary of termination of an annual amount equal to the product of one-half of Mr. McMillin's average bonus multiplied by the fraction of each calendar year which precedes the earlier of the fifth anniversary of the effective date or the second anniversary of termination, to require that Mr. McMillin not be employed by or perform activities on behalf of or have an ownership interest in any media company serving the same market as any media company owned by Chancellor Media.

In January 1999, Mr. McMillin's employment agreement was amended by Chancellor Media. The amended agreement changed Mr. McMillin's title and duties to Senior Vice President and Chief Financial Officer, increased his annual option grants to 50,000 shares of Chancellor Media common stock, and provided for an additional option grant of 60,000 shares as of the effective date of the amendment at an exercise price of $46.125 per share. In addition, as a result of the increase in annual option grants, if Mr. McMillin's employment is terminated without "cause" or if Mr. McMillin terminates his employment for "good reason" prior to the fifth anniversary of the effective date of the McMillin employment agreement, Mr. McMillin will receive on the termination date a number of options equal to 240,000 minus the number of options previously granted.

Amended and Restated Employment Agreements

In October 1998, Chancellor Media entered into amended and restated employment agreements with each of Messrs. Marcus, de Castro, Neuman and McLaughlin. The amended and restated employment agreements are on substantially the same terms and conditions of the original employment agreements except:

- the "change of control" provision has been modified to make clear that the merger with Capstar Broadcasting Corporation will not be a change of control;

- the annual option grant provisions in each agreement were modified to provide for consistent treatment among the executives of timing of the grant and determination of exercise price;

- the annual consumer price index adjustments were modified to clarify that the adjustment will not result in a decrease in base salary; and

- the method of calculating the exercise price governing accelerated annual option grants in the event of a change of control has been modified.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

The members of the compensation committee of Chancellor Media are Messrs. Hicks, Massey, Jordan, Marcus and Lewis. Mr. Hicks serves as chairman of the compensation committee, and also serves as the Chairman of the Board of Chancellor Media. Messrs. Massey and Marcus previously served on the compensation committee of Chancellor Broadcasting Company, and Mr. Lewis previously served on the compensation committee of Evergreen Media Corporation.

DIRECTORS AND MANAGEMENT OF LIN

In addition to the Chancellor Media directors and officers, Gary R. Chapman will be elected an executive officer of Chancellor Media as the President of the Chancellor Media Television Group. The following is a brief discussion of certain biographical and historical compensation information concerning Mr. Chapman.

Gary R. Chapman, 54 years old, has been President of LIN Television since 1989 and a director and Chief Executive Officer since November 1994. Mr. Chapman became President and Chief Executive Officer of LIN Holdings in March 1998 in connection with the consummation of the acquisition of LIN Television by Hicks Muse. Mr. Chapman served as Joint Chairman of the National Association of Broadcasters from 1991 to 1993, and serves as a board member of the Advanced Television Test Center. Currently, Mr. Chapman serves on the Board of Directors of the Association for Maximum Service Television and is Co-Chairman of the Advisory Board of Governors for the National Association of Broadcasters Education Foundation.

The following table sets forth compensation earned or paid, including deferred compensation, by LIN Television to Mr. Chapman for services rendered for the years ended December 31, 1995, 1996 and 1997.

                                 ANNUAL COMPENSATION         LONG-TERM COMPENSATION
                             ---------------------------   ---------------------------
                                                           OTHER ANNUAL
                                                           COMPENSATION   OPTIONS/SARS
NAME AND PRINCIPAL POSITION  YEAR   SALARY($)   BONUS($)      ($)(1)          (#)
---------------------------  ----   ---------   --------   ------------   ------------
Gary R. Chapman..........    1997    500,000    205,000       22,305        100,000
President and Chief          1996    475,000    146,250       46,632         75,000
Executive Officer            1995    475,000    134,000       24,978              0

-------------------------

(1) The amount set forth in Other Annual Compensation includes the value of executive life and disability insurance and the personal use of company automobiles and nonqualified pension contributions.

The following table discloses for Mr. Chapman information on options granted by LIN Television during the 1997 fiscal year.

                  OPTION GRANTS DURING THE 1997 FISCAL YEAR(1)

                                                                                  POTENTIAL REALIZABLE
                                                                                    VALUE AT ASSUMED
                                                                                  ANNUAL RATES OF STOCK
                                                                                 PRICE APPRECIATION FOR
                           INDIVIDUAL GRANTS(2)                                        OPTION TERM
                       ----------------------------                              -----------------------
                                       PERCENT OF
                        NUMBER OF        TOTAL
                       SECURITIES     OPTION/SARS
                       UNDERLYING      GRANTED TO     EXERCISE OR
                       OPTION/SAR     EMPLOYEES IN    BASE PRICE    EXPIRATION
NAME                     SHARES      FISCAL YEAR(%)    ($/SHARE)       DATE        5%($)        10%($)
----                   -----------   --------------   -----------   ----------   ----------   ----------
Gary R. Chapman......    100,000          15.1           41.44        1/2/07     2,606,139    6,604,469

-------------------------

(1) Option grants in 1997 reflect the right to purchase shares of common stock of LIN Television, prior to the acquisition of LIN Television by Hicks Muse, which was then a publicly-traded company.

(2) All options granted to Mr. Chapman were to become exercisable in four equal annual installments beginning one year after the grant date and had an option term of ten years. In the event of a change of control, the vested options could be exchanged to the company for a cash payment.

The following table discloses for Mr. Chapman individual exercises of options of LIN Television in the fiscal year ended December 31, 1997 and the number and value of options held by Mr. Chapman as of such date.

                AGGREGATE EXERCISES DURING THE 1997 FISCAL YEAR
                      AND FISCAL YEAR-END OPTION VALUES(1)

                                                                           SHARES             VALUE OF
                                                                         UNDERLYING          UNEXERCISED
                         SHARES       OPTION    PRICE AT    VALUE        UNEXERCISED        IN-THE-MONEY
                       ACQUIRED ON    PRICE     EXERCISE   REALIZED   OPTIONS AT FISCAL   OPTIONS AT FISCAL
NAME                   EXERCISE(#)   SHARE($)     ($)        ($)         YEAR END(#)         YEAR END($)
----                   -----------   --------   --------   --------   -----------------   -----------------
Gary R. Chapman......      --           --         --         --           571,110           14,782,843

-------------------------

(1) Fiscal year-end option shares and values reflect options to purchase publicly-traded shares of LIN Television prior to the acquisition of LIN Television by Hicks Muse. Additionally, share numbers and values at fiscal year-end do not include options to purchase shares of common stock of AT&T Corp. received by Mr. Chapman as compensation from LIN Broadcasting Corp., the former parent of LIN Television, prior to its public spin-off in December 1994.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                       AND MANAGEMENT OF CHANCELLOR MEDIA

The following table lists information concerning the beneficial ownership of the common stock of Chancellor Media on January 31, 1999 by (i) each director and executive officer of Chancellor Media and their affiliates on January 31, 1999,
(ii) all directors and executive officers as a group and (iii) each person known to Chancellor Media to own beneficially more than 5% of the common stock of Chancellor Media.

NAME OF STOCKHOLDER                              SHARES        PERCENT(1)
-------------------                            ----------      ----------
Hicks Muse Parties(2)........................  16,944,371         11.9%
c/o Hicks, Muse, Tate & Furst Incorporated
200 Crescent Court, Suite 1600
Dallas, Texas 75201
Putnam Investments, Inc.(3)..................  17,314,508         12.1%
One Post Office Square
Boston, Massachusetts 02109
Janus Capital Corporation(4).................  11,846,915          8.3%
100 Fillmore Street
Denver, Colorado 80206-4923
Thomas O. Hicks..............................  16,944,371(5)      11.9%
Jeffrey A. Marcus............................   1,018,402(6)         *
James E. de Castro...........................   2,405,000(7)       1.7%
Matthew E. Devine............................   1,470,000(8)       1.0%
Eric C. Neuman...............................     406,356(9)         *
James A. McLaughlin..........................      75,000(10)        *
Kenneth J. O'Keefe...........................     104,000(11)        *
Thomas P. McMillin...........................      54,500(12)        *
Richard A.B. Gleiner.........................      40,500(13)        *
Thomas J. Hodson.............................      37,500(14)        *
Perry J. Lewis...............................     140,715(15)        *
Lawrence D. Stuart, Jr. .....................      11,292            *
John H. Massey...............................      53,524(16)        *
Steven Dinetz................................   1,484,864(17)      1.0%
Vernon E. Jordan, Jr. .......................      12,500(18)        *
J. Otis Winters..............................          --            *
Michael J. Levitt............................          --            *
All directors and executive officers as a
  group (17 persons).........................  24,258,524(19)     16.2%

-------------------------

  *  Less than one percent (1%).

 (1) Assumes that 142,939,577 shares of Chancellor Media Common Stock were issued and outstanding as of January 31, 1999.

 (2) Consists of 1,278,969 shares owned of record by Thomas O. Hicks, 346,736 shares owned of record by Mr. Hicks as trustee for certain trusts of which his children are beneficiaries and 20,816 shares owned of record by Mr. Hicks as co-trustee of a trust for the benefit of unrelated parties. Also includes 15,297,850 shares owned of record by three limited partnerships of which the ultimate general partners are entities controlled by Mr. Hicks or Hicks Muse. Mr. Hicks is the controlling stockholder of Hicks Muse and serves as Chairman of the Board, Chief Executive Officer and Secretary of Hicks Muse. Accordingly, Mr. Hicks may be deemed to be the beneficial owner of all or a portion of the stock owned of record by such limited partnerships. John R. Muse, Charles W. Tate, Jack D. Furst, Lawrence D. Stuart, Jr., Michael J. Levitt, David B. Deniger and Dan H. Blanks are officers, directors and minority stockholders of Hicks Muse and as such may be deemed to share with Mr. Hicks the power to vote or dispose of shares held by such partnerships. Messrs. Hicks, Muse, Tate, Furst, Stuart, Levitt, Deniger and Blanks disclaim the existence of a group and each of them disclaims beneficial ownership of shares not owned of record by him.

 (3) Based solely upon information contained in such person's filing on February 4, 1999 of Schedule 13G under the Exchange Act.

 (4) Includes 5,906,880 shares owned by Janus Fund, an investment company registered under the Investment Company Act of 1940, as amended. Based solely upon information contained in such person's filing on February 12, 1999 of Schedule 13G under the Exchange Act.

 (5) Consists of 1,278,969 shares owned of record by Mr. Hicks, 346,736 shares owned of record by Mr. Hicks as trustee for certain trusts of which his children are beneficiaries and 20,816 shares owned of record by Mr. Hicks as co-trustee of a trust for the benefit of unrelated parties. Also includes 15,297,850 shares owned of record by three limited partnerships of which the ultimate general partners are entities controlled by Mr. Hicks and Hicks Muse. Mr. Hicks is the controlling stockholder of Hicks Muse and serves as Chairman of the Board, Chief Executive Officer and Secretary of Hicks Muse. Accordingly, Mr. Hicks may be deemed to be the beneficial owner of all or a portion of the stock owned of record by such limited partnerships. Mr. Hicks disclaims beneficial ownership of shares not owned of record by him.

 (6) Includes options that are exercisable within 60 days of the date hereof to purchase 849,242 shares, 825,000 of which are subject to options to be granted pursuant to the Marcus Employment Agreement.

 (7) Consists of options that are exercisable within 60 days of the date hereof to purchase 2,405,000 shares, 960,000 of which are subject to options to be granted pursuant to the de Castro Employment Agreement.

 (8) Consists of options that are exercisable within 60 days of the date hereof to purchase 1,470,000 shares, 720,000 of which are subject to options to be granted pursuant to the Devine Employment Agreement.

 (9) Includes options that are exercisable within 60 days of the date hereof to purchase 400,000 shares to be granted pursuant to the Newman Employment Agreement.

(10) Consists of options that are exercisable within 60 days of the date hereof to purchase 75,000 shares to be granted pursuant to the McLaughlin Employment Agreement.

(11) Includes options that are exercisable within 60 days of the date hereof to purchase 100,000 shares.

(12) Includes options that are exercisable within 60 days of the date hereof to purchase 50,000 shares.

(13) Includes options that are exercisable within 60 days of the date hereof to purchase 37,500 shares.

(14) Consists of options that are exercisable within 60 days of the date hereof to purchase 37,500 shares.

(15) Includes options that are exercisable within 60 days of the date hereof to purchase 37,500 shares.

(16) Consists of options that are exercisable within 60 days of the date hereof to purchase 36,742 shares and 16,782 shares held by Mr. Massey's wife as her separate property.

(17) Includes (i) options that are exercisable within 60 days of the date hereof to purchase 1,310,956 shares, (ii) 1,090 shares held by an individual retirement account for the benefit of Mr. Dinetz and (iii) 1,000 shares held by Mr. Dinetz' daughter. Mr. Dinetz disclaims beneficial ownership of the shares of Chancellor Media Common Stock that are not owned by him of record.

(18) Consists of options that are exercisable within 60 days of the date hereof to purchase 12,500 shares.

(19) Includes options to purchase 6,821,940 shares.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                             AND MANAGEMENT OF LIN

The following table sets forth information concerning the beneficial ownership of the LIN common stock on January 31, 1999 by (1) each director of LIN and executive officer of LIN or LIN Television, (2) all such directors and executive officers as a group, and (3) each person known to LIN to own beneficially more than 5% of the LIN common stock.

                                                                             PERCENT
NAME OF STOCKHOLDER                                          NO. OF SHARES   OF CLASS
-------------------                                          -------------   --------
Ranger Equity Partners, L.P. ..............................    403,071,532     74.7%
c/o Hicks, Muse, Tate & Furst Incorporated
200 Crescent Court, Suite 1600
Dallas, Texas 75201
Co-Investment Partners, L.P. ..............................     50,000,000      9.3
660 Madison Avenue, 23rd Floor
New York, New York 10021
Gary R. Chapman............................................             --       --
Thomas O. Hicks............................................    403,071,532(1)   74.7
Michael J. Levitt..........................................    403,071,532(2)   74.7
C. Dean Metropoulos........................................        800,000(3)   *
John R. Muse...............................................    403,071,532(4)   74.7
Eric C. Neuman.............................................             --       --
James G. Babb, Jr. ........................................             --       --
Deborah R. Jacobson........................................             --       --
Paul Karpowicz.............................................             --       --
Peter E. Maloney...........................................             --       --
C. Robert Ogren, Jr. ......................................             --       --
Denise M. Parent...........................................             --       --
Gregory M. Schmidt.........................................             --       --
Lawrence D. Stuart, Jr. ...................................    403,071,532(5)   74.7
All directors and executive officers as a group (14
  persons).................................................    403,871,532(6)   74.8

---------------

  *  Less than 1%

 (1) Includes all shares held by Ranger Equity Partners. Mr. Hicks is the Chairman and sole member of TOH/Ranger LLC, which is the general partner of Ranger Equity Partners, and, accordingly, may be deemed to beneficially own all or a portion of the shares of LIN common stock held by such entity. Mr. Hicks disclaims beneficial ownership of all shares of LIN common stock not held by him of record.

 (2) Includes all shares held by Ranger Equity Partners. Mr. Levitt is a Vice President of TOH/Ranger LLC, which is the general partner of Ranger Equity Partners, and, accordingly, may be deemed to beneficially own all or a portion of the shares of LIN common stock held by such entity. Mr. Levitt disclaims beneficial ownership of all shares of LIN common stock not held by him of record.

 (3) Includes 100,000 shares that are issuable upon the exercise of stock options that are currently vested.

 (4) Includes all shares held by Ranger Equity Partners. Mr. Muse is a Vice President of TOH/Ranger LLC, which is the general partner of Ranger Equity Partners and, accordingly, may be deemed to beneficially own all or a portion of the shares of LIN common stock held by such entity. Mr. Muse disclaims beneficial ownership of all shares of LIN common stock not held by him of record.

 (5) Includes all shares held by Ranger Equity Partners. Mr. Stuart is a Vice President of TOH/Ranger LLC, which is the general partner of Ranger Equity Partners and, accordingly, may be deemed to beneficially own all or a portion of the shares of LIN common stock held by such entity. Mr. Stuart disclaims beneficial ownership of all shares of LIN common stock not held by him of record.

 (6) Includes 100,000 shares that are issuable upon the exercise of stock options that are currently vested.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Chancellor Media is subject to a financial monitoring and oversight agreement, dated April 1, 1996, as amended on September 4, 1997 with Hicks, Muse & Co. Partners, L.P. ("Hicks Muse Partners"), an affiliate of Hicks Muse. In connection with the financial monitoring and oversight agreement, Chancellor Media pays to Hicks Muse Partners an annual fee of not less than $1.0 million, subject to increase or decrease, but not below $1.0 million, based upon changes in the consumer price index. Hicks Muse Partners is also entitled to reimbursement for any out-of-pocket expenses incurred in connection with rendering services under the financial monitoring and oversight agreement. The financial monitoring and oversight agreement provides that the agreement will terminate at the time as Thomas O. Hicks and his affiliates collectively cease to beneficially own at least two-thirds of the number of shares of Chancellor Media common stock beneficially owned by them, collectively, at the effective time of the merger with Chancellor Broadcasting Company. Chancellor Media and Chancellor Broadcasting Company paid Hicks Muse Partners a total of $0.7 million in 1997 in connection with the financial monitoring and oversight agreement of which $0.3 million was paid by Chancellor Media following the merger with Chancellor Broadcasting Company and which is included in corporate general and administrative expense in the accompanying consolidated statement of operations.

In connection with the consummation of the merger with Chancellor Broadcasting Company, a financial advisory agreement among Chancellor Broadcasting Company, Chancellor Radio Broadcasting Company and HM2/Management Partners, L.P. ("HM2/Management"), an affiliate of Hicks Muse, was terminated. In consideration thereof, in lieu of any payments required to be made under the financial advisory agreement in respect of the transactions contemplated by the merger with Chancellor Broadcasting Company, HM2/Management was paid a fee of $10.0 million in cash upon consummation of the merger with Chancellor Broadcasting Company which was accounted for as a direct acquisition cost. As part of the termination of the financial advisory agreement, Chancellor Media paid Hicks Muse Partners $1.5 million for financial advisory services in connection with the acquisition of Katz which was accounted for as a direct acquisition cost.

Upon the consummation of the merger with Capstar Broadcasting Corporation, Chancellor Media will become subject to a financial advisory agreement under which Hicks Muse will be entitled to be financial advisor on certain transactions of Chancellor Media and its subsidiaries as follows:

- on any acquisition, disposition or exchange transaction for which Chancellor Media or any such subsidiaries retain any financial advisor, Hicks Muse shall be entitled to serve as a co-financial advisor on the transaction and shall have the right to mutually agree with Chancellor Media upon the selection of any financial advisor or financial advisors so retained and, unless mutually agreed to otherwise by Hicks Muse and Chancellor Media, Hicks Muse would be entitled to receive a "market fee" for its services in connection therewith of no less than 50% of the aggregate fees paid to all advisors including Hicks Muse;

- on any M&A transaction of Chancellor Media or any of its subsidiaries for which a financial advisor is not retained by Chancellor Media or any of its subsidiaries but has a transaction value in excess of $500 million, Hicks Muse would be the exclusive financial advisor of Chancellor Media and its subsidiaries and receive a "market fee" for its services in connection therewith; and

- on any underwriting, loan syndication, equity placement or other financing transaction in which Chancellor Media or any of its subsidiaries retain one or more financial advisors, Hicks Muse would have the right to mutually agree with Chancellor Media on the selection of each financial advisor in connection with a financing transaction. "Financial advisor" shall mean any investment bank, commercial bank, underwriter, arranging or syndication agent or other person or entity that provides investment banking, underwriting, financial advice, valuation or other similar services with respect to any M&A transaction or financing transaction; provided, however, that a financial advisor shall not include ordinary business brokers.

Vernon E. Jordan, Jr., a director of Chancellor Media, also serves on the board of directors of Bankers Trust Company and Bankers Trust Corporation. BT Alex. Brown Incorporated, an affiliate of Bankers Trust Company and Bankers Trust Corporation, has been engaged by Chancellor Media as a financial advisor to explore strategic alternatives in an effort to maximize shareholder value. In addition, affiliates of Bankers Trust Company and Bankers Trust Corporation have in the past provided a variety of commercial banking, investment banking and financial advisory services to Chancellor Media, and expect to continue to provide services to the Company in the future.

Chancellor Media is subject to an Amended and Restated Stockholders Agreement, dated as of February 14, 1996, as amended on September 4, 1997, among Chancellor Media and certain holders of the Chancellor Media common stock held by former stockholders of Chancellor Broadcasting Company, which provides for registration rights for the shares of Chancellor Media common stock held by such holders. The stockholders agreement relates to shares of Chancellor Media common stock held by certain affiliates of Hicks Muse.

As part of the merger with Chancellor Broadcasting Company, Chancellor Media has made selected cash payments and accelerated the vesting of selected stock options previously granted by Chancellor Broadcasting Company to Steven Dinetz, a director of Chancellor Media.

Chancellor Media has entered into an agreement relating to the acquisition of stations from Capstar Broadcasting Corporation and the merger with Capstar Broadcasting Corporation, which is affiliated with Chancellor Media. In addition, Chancellor Media has entered into an agreement relating to the merger with LIN. Affiliates of Hicks Muse have a controlling interest in Capstar and LIN and a substantial investment in Chancellor Media.

Certain radio stations owned by Capstar have engaged Katz to sell national spot advertising air time, and such stations pay customary commissions to Katz for such services. Additionally, Capstar's radio stations are affiliated with the AMFM Radio Networks and receive a portion of advertising revenues generated by the network.

In October and November 1998, LIN purchased two airplanes and subsequently entered into two lease agreements with respect to those airplanes with Chancellor Media. The leases expire in October 1999 and 2003, respectively, and as of February 15, 1999, Chancellor Media has paid to LIN approximately $0.8 million under the leases.

                 DESCRIPTION OF CHANCELLOR MEDIA CAPITAL STOCK

COMMON STOCK

General

Chancellor Media's authorized common stock consists of 200,000,000 shares of Chancellor Media common stock, approximately 142,939,577 of which were issued and outstanding as of January 31, 1999 and 75,000,000 shares of class A common stock, par value $0.01 per share, none of which were issued and outstanding as of January 31, 1999.

The shares of Chancellor Media common stock currently outstanding are validly issued, fully paid and nonassessable.

It is not contemplated that any shares of Chancellor Media class A common stock will be issued at any time. The amended and restated certificate of incorporation of Chancellor Media provides that the issuance of any shares of Chancellor Media class A common stock will require the unanimous affirmative vote of the Board of Directors of Chancellor Media.

Dividends

Holders of shares of Chancellor Media common stock and Chancellor Media class A common stock are entitled to receive such dividends as may be declared by the Board of Directors of Chancellor Media out of funds legally available for such purpose. The senior credit facility and the certificates of designation governing the Chancellor Media $3.00 convertible exchangeable preferred stock and the Chancellor Media 7% convertible preferred stock each directly restrict, and the indentures governing CMCLA's senior subordinated notes will each indirectly restrict, Chancellor Media's ability to pay cash dividends on the Chancellor Media common stock and Chancellor Media class A common stock.

Neither Chancellor Media nor its predecessor has declared or paid any dividends with respect to its common stock in the past, and it is not anticipated that Chancellor Media will pay any cash dividends on the Chancellor Media common stock and Chancellor Media class A common stock in the foreseeable future.

Voting Rights

Holders of shares of Chancellor Media common stock and Chancellor Media class A common stock, each voting as a separate class, shall be entitled to vote on all matters submitted to a vote of the stockholders, except as otherwise provided by law. Each share of Chancellor Media common stock and Chancellor Media class A common stock is entitled to one vote per share. Holders of Chancellor Media common stock and Chancellor Media class A common stock are not entitled to cumulative votes in the election of directors.

Under the DGCL, the affirmative vote of the holders of a majority of the outstanding shares of any class of capital stock of Chancellor Media is required to approve any amendment to the amended and restated certificate of incorporation of Chancellor Media that would increase or decrease the aggregate number of authorized shares of any class, increase or decrease the par value of the shares of any class, or modify or change the powers, preferences or special rights of the shares of any class so as to affect such class adversely.

Liquidation Rights

Upon liquidation, dissolution, or winding-up of Chancellor Media, the holders of Chancellor Media common stock and Chancellor Media class A common stock are entitled to share ratably in all assets available for distribution after payment in full of creditors and the holders of preferred stock of Chancellor Media.

Change of Control Provisions

Certain provisions of Chancellor Media's amended and restated certificate of incorporation and bylaws may have the effect of preventing, discouraging or delaying any change of control of Chancellor Media and may maintain the incumbency of the Board of Directors and management. The authorization of 50,000,000 shares of preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of Chancellor Media. In addition, the amended and restated certificate of incorporation of Chancellor Media provides for three classes of directors serving for staggered three-year terms. This provision could also impede the success of any attempt to effect a change of control of Chancellor Media. Under the DGCL, directors on a classified board may only be removed by stockholders for cause.

Chancellor Media is subject to Section 203 of the DGCL. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

- prior to that date, the board of directors of the corporation approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding shares held by persons who are both directors and officers of the corporation and certain employee stock plans; or

- on or after the consummation date, the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

For purposes of Section 203, a "business combination" includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is generally a person who, together with affiliates and associates, owns or within three years, owned 15% or more of the corporation's voting stock.

Alien Ownership

Chancellor Media's amended and restated certificate of incorporation restricts the ownership and voting of Chancellor Media's capital stock, including its common stock, in accordance with the Communications Act and the rules of the FCC, to prohibit ownership of more than 25% of Chancellor Media's outstanding capital stock, or control of more than 25% of the voting power it represents, by or for the account of aliens, foreign governments, or non-U.S. corporations or corporations otherwise subject to control by such persons or entities. The amended and restated certificate of incorporation also prohibits any transfer of Chancellor Media's capital stock that would cause Chancellor Media to violate this prohibition. In addition, the amended and restated certificate of incorporation of Chancellor Media authorizes the Board of Directors of Chancellor Media to adopt provisions as its deems necessary to enforce these prohibitions.

Other Provisions

The holders of Chancellor Media common stock and Chancellor Media class A common stock are not entitled to preemptive or similar rights. The shares of Chancellor Media common stock are not subject to redemption or a sinking fund.

If a single stockholder controls more than 50.0% of the outstanding voting shares of a corporation holding radio or television broadcast interests, the ownership interests of other stockholders are not attributable to that corporation. No single stockholder of Chancellor Media holds more than 50.0% of the combined voting power of Chancellor Media. As a result, a holder of an "attributable" interest in Chancellor Media may violate the FCC's multiple ownership rules or cross interest rules if the holder also has an "attributable" interest or, in some cases, a "meaningful" nonattributable interest in other television or radio stations, or in daily newspapers, depending on the number and location of those radio or television stations or daily newspapers. He, she or it may also be restricted in the companies in which he, she or it may invest.

Transfer Agent

The Bank of New York serves as the Transfer Agent and Registrar for the Chancellor Media common stock.

PREFERRED STOCK

General

Chancellor Media's authorized preferred stock consists of 50,000,000 shares of preferred stock, par value $.01 per share. Chancellor Media has issued 2,200,000 shares of Chancellor Media 7% convertible preferred stock with a stated liquidation preference of $50.00 per share and 5,990,000 shares of Chancellor Media $3.00 convertible exchangeable preferred stock with a stated liquidation preference of $50.00 per share.

Chancellor Media 7% Convertible Preferred Stock

Dividends

Holders of Chancellor Media 7% convertible preferred stock are entitled to receive, when, as and if declared by the Board of Directors of Chancellor Media out of legally available funds, cash dividends at an annual rate equal to 7% of the $50.00 liquidation preference per share, payable quarterly. Accordingly, on each January 15, April 15, July 15 and October 15 of each year, holders of Chancellor Media 7% convertible preferred stock receive a cash dividend of $0.875 per share.

The Chancellor Media 7% convertible preferred stock has priority as to dividends over the Chancellor Media common stock and Chancellor Media class A common stock of Chancellor Media and any other series or class of Chancellor Media's stock that ranks junior to the Chancellor Media 7% convertible preferred stock as to dividends (the "7%

Junior Dividend Stock"). Notwithstanding the foregoing, the Chancellor Media 7% convertible preferred stock shall rank junior as to dividends, redemption payments and rights upon a liquidation, dissolution or winding-up of Chancellor Media to any and all classes or series of capital stock, other than Chancellor Media common stock, of Chancellor Media, issued in the future, that does not by its terms expressly provide that it ranks on a parity with or junior to the Chancellor Media 7% convertible preferred stock as to dividends and rights upon a liquidation, dissolution or winding-up of Chancellor Media.

No dividend, other than dividends payable solely in Chancellor Media common stock, any 7% Junior Dividend Stock or warrants or other rights to acquire such Chancellor Media common stock or 7% Junior Dividend Stock, may be paid or declared and set apart for payment on, and no purchase, redemption or other acquisition shall be made by Chancellor Media of, the Chancellor Media common stock or 7% Junior Dividend Stock unless all accrued and unpaid dividends on the Chancellor Media 7% convertible preferred stock, including the full dividend for the then-current quarterly dividend period, shall have been paid or declared and set apart for payment without interest.

Except as provided below, Chancellor Media may not pay dividends on any class or series of stock issued in the future having parity with the Chancellor Media 7% convertible preferred stock as to dividends ("7% Parity Dividend Stock") unless it has paid or declared and set apart for payment or contemporaneously pays or declares and sets apart for payment all accrued and unpaid dividends for all prior dividend payment periods on the Chancellor Media 7% convertible preferred stock. In addition, except as provided below, Chancellor Media may not pay dividends on the Chancellor Media 7% convertible preferred stock unless it has paid or declared and set apart for payment or contemporaneously pays or declares and sets apart for payment all accrued and unpaid dividends for all prior dividend payment periods on the 7% Parity Dividend Stock. Whenever all accrued dividends in respect of prior dividend payment periods are not paid in full on Chancellor Media 7% convertible preferred stock and on any 7% Parity Dividend Stock, all dividends declared on the Chancellor Media 7% Convertible Preferred Stock and the 7% Parity Dividend Stock will be declared and made pro rata so that the amount of dividends declared on the Chancellor Media 7% convertible preferred stock and the 7% Parity Dividend Stock will bear the same ratio that accrued and unpaid dividends in respect of prior dividend payment periods on the Chancellor Media 7% convertible preferred stock and the 7% Parity Dividend Stock bear to each other. The Chancellor Media $3.00 convertible exchangeable preferred stock constitutes 7% Parity Dividend Stock for purposes of the Chancellor Media 7% convertible preferred stock.

Chancellor Media may not purchase any shares of the Chancellor Media 7% Convertible Preferred Stock or any 7% Parity Dividend Stock, except for consideration payable in Chancellor Media common stock or 7% Junior Dividend Stock, or redeem fewer than all the shares of the Chancellor Media 7% convertible preferred stock and 7% Parity Dividend Stock then outstanding if Chancellor Media has failed to pay any accrued dividend on the Chancellor Media 7% convertible preferred stock or on any 7% Parity Dividend Stock on a stated payment date. Notwithstanding the foregoing, in such event, Chancellor Media may purchase or redeem fewer than all the shares of the Chancellor Media 7% convertible preferred stock and 7% Parity Dividend Stock if such repurchase or redemption is made pro rata so that the amounts purchased or redeemed bear to each other the same ratio that the required redemption payments on the shares of the Chancellor Media 7% Convertible Preferred Stock and any 7% Parity Dividend Stock then outstanding bear to each other.

If Chancellor Media issues any series or class of stock that ranks senior as to dividends to the Chancellor Media 7% convertible preferred stock ("7% Senior Dividend Stock") and fails to pay or declare and set apart for payment accrued and unpaid dividends on any 7% Senior Dividend Stock, except to the extent allowed by the terms of the 7% Senior Dividend Stock, Chancellor Media may not pay or declare and set apart for payment any dividend on the Chancellor Media 7% convertible preferred stock unless and until all accrued and unpaid dividends on the 7% Senior Dividend Stock, including the full dividends for the then current dividend period, have been paid or declared and set apart for payment without interest.

Liquidation Rights

In the case of the voluntary or involuntary liquidation, dissolution or winding up of Chancellor Media, subject to the payment in full, or until provision has been made for the payment in full, of all claims of creditors of Chancellor Media, holders of Chancellor Media 7% convertible preferred stock are entitled to receive the liquidation preference of the Chancellor Media 7% convertible preferred stock, plus an amount equal to any accrued and unpaid dividends, whether or not declared, to the payment date, before any payment or distribution is made to the holders of Chancellor Media common stock or any other series or class of stock issued in the future that ranks junior as to liquidation rights to the Chancellor Media 7% convertible preferred stock ("7% Junior Liquidation Stock"). Holders of Chancellor Media 7% convertible preferred stock will not be entitled to receive the liquidation preference of their shares until the liquidation preference of any other series or class of stock that ranks senior as to liquidation rights to the Chancellor Media 7% convertible preferred stock ("7% Senior Liquidation Stock"), if any, and any creditors of Chancellor Media have been paid in full. The holders of Chancellor Media 7% convertible preferred stock and any series or class of stock that ranks on a parity as to liquidation rights with the Chancellor Media 7% convertible preferred stock ("7% Parity Liquidation Stock") are entitled to share ratably, in accordance with the respective preferential amounts payable on their stock, in any distribution, after payment of the liquidation preference on any 7% Senior Liquidation Stock, that is not sufficient to pay in full the aggregate liquidation preference on both the Chancellor Media 7% convertible preferred stock and on any 7% Parity Liquidation Stock. The Chancellor Media $3.00 convertible exchangeable preferred stock constitutes 7% Parity Liquidation Stock for purposes of the Chancellor Media 7% convertible preferred stock.

Voting Rights

The holders of Chancellor Media 7% convertible preferred stock will have no voting rights except as described below or as required by law.

Whenever dividends on the Chancellor Media 7% convertible preferred stock are in arrears in aggregate amount equal to at least six quarterly dividends, whether or not consecutive, the size of Chancellor Media's Board of Directors will be increased by two, and the holders of Chancellor Media 7% convertible preferred stock, voting separately as a class together with holders of any 7% Parity Dividend Stock of Chancellor Media then having voting rights, will be entitled to elect two additional directors to the Board of Directors of Chancellor Media at, subject to certain limitations, any annual meeting of stockholders at which directors are to be elected held during the period when the dividends remain in arrears or, under certain circumstances, at a special meeting of stockholders. These voting rights will terminate when all dividends in arrears and for the current quarterly period have been paid in full or declared and set apart for payment. The term of office of the additional directors so elected will terminate immediately upon that payment or provision for payment.

In addition, so long as any Chancellor Media 7% convertible preferred stock is outstanding, Chancellor Media may not, without the affirmative vote or consent of the holders of at least 66 2/3% of all outstanding shares of Chancellor Media 7% convertible preferred stock and outstanding 7% Parity Dividend Stock, voting as a single class:

- amend, alter or repeal, by merger or otherwise, any provision of the certificate of designation for the Chancellor Media 7% convertible preferred stock, the Certificate of Incorporation of Chancellor Media or the bylaws of Chancellor Media so as to affect adversely the relative rights, preferences, qualifications, limitations of restrictions of the Chancellor Media 7% convertible preferred stock; or

- effect any reclassification of the Chancellor Media 7% convertible preferred stock.

Change of Control

The certificate of designation for the Chancellor Media 7% convertible preferred stock provides that, upon the occurrence of a change of control, as defined in the certificate of designation, each holder will have the right to require that Chancellor Media purchase all or a portion of such holder's Chancellor Media 7% convertible preferred stock in cash at a purchase price equal to 101% of the liquidation preference thereof, plus, without duplication, all accumulated and unpaid dividends per share to the date of repurchase. If the repurchase of the Chancellor Media 7% convertible preferred stock would violate or constitute a default under the senior credit facility or other indebtedness of Chancellor Media, then, under the certificate of designation for the Chancellor Media 7% convertible preferred stock, Chancellor Media will either:

- repay in full all such indebtedness; or

- obtain the requisite consents, if any, under the indebtedness required to permit the repurchase of the Chancellor Media 7% convertible preferred stock.

Redemption at Option of Chancellor Media

The Chancellor Media 7% convertible preferred stock may not be redeemed prior to January 19, 2000. Thereafter, the Chancellor Media 7% convertible preferred stock may be redeemed by Chancellor Media, at its option, subject to contractual and other restrictions with respect to the redemption, including limitations under the senior credit facility and CMCLA's senior subordinated notes indentures and to the legal availability of funds for the redemption, in whole or in part at any time, if redeemed during the 12-month period beginning January 15, January 19 in the case of 2000, of any year specified below at the following redemption prices, expressed as percentages of the liquidation preference thereof:

                        YEAR                            DIVIDEND
                        ----                            --------
2000.................................................    104.90%
2001.................................................    104.20
2002.................................................    103.50
2003.................................................    102.80
2004.................................................    102.10
2005.................................................    101.40
2006.................................................    100.70
2007 and thereafter..................................    100.00

plus in each case accrued and unpaid dividends, whether or not declared, to the redemption date.

Conversion Rights

Each holder of Chancellor Media 7% convertible preferred stock will have the right, at the holder's option, to convert any or all shares of Chancellor Media 7% convertible preferred stock into Chancellor Media common stock at any time at a conversion price, subject to adjustment, of $18.095 per share of underlying Chancellor Media common stock. At this conversion price, each share of Chancellor Media 7% convertible preferred stock would be entitled to receive
2.76 shares of Chancellor Media common stock upon conversion. If the Chancellor Media 7% convertible preferred stock is called for redemption, the conversion right, with respect to the called shares of Chancellor Media 7% convertible preferred stock, will terminate at the close of business on the redemption date fixed by the Board of Directors of Chancellor Media.

Chancellor Media $3.00 Convertible Exchangeable Preferred Stock

Dividends

Holders of Chancellor Media $3.00 convertible exchangeable preferred stock are entitled to receive, when, as and if declared by the Board of Directors out of legally available funds, cash dividends at an annual rate of $3.00, payable quarterly, on each $50.00 liquidation preference share. Accordingly, on each March 15, June 15, September 15 and December 15 of each year, holders of Chancellor Media $3.00 convertible exchangeable preferred stock receive a cash dividend of $0.75 per share.

The Chancellor Media $3.00 convertible exchangeable preferred stock has priority as to dividends over the Chancellor Media common stock and any other series or class of the Chancellor Media's stock that ranks junior to the Chancellor Media $3.00 convertible exchangeable preferred stock as to dividends ("$3.00 Junior Dividend Stock"). Notwithstanding the foregoing, the Chancellor Media $3.00 convertible exchangeable preferred stock shall rank junior as to dividends and rights upon a liquidation, dissolution or winding-up of Chancellor Media to any and all classes or series of capital stock, other than Chancellor Media common stock, of Chancellor Media, whether currently issued or issued in the future, that does not by its terms expressly provide that it ranks on a parity with or junior to the Chancellor Media $3.00 convertible exchangeable preferred stock as to dividends and rights upon a liquidation, dissolution or winding-up of Chancellor Media.

No dividend, other than dividends payable solely in Chancellor Media common stock, any $3.00 Junior Dividend Stock or warrants or other rights to acquire such Chancellor Media common stock or $3.00 Junior Dividend Stock, may be paid or set apart for payment on, and no purchase, redemption or other acquisition shall be made by Chancellor Media of, the Chancellor Media common stock or $3.00 Junior Dividend Stock unless all accrued and unpaid dividends on the Chancellor Media $3.00 convertible exchangeable preferred stock, including the full dividend for the then-current quarterly dividend period, shall have been paid or declared and set apart for payment without interest.

Except as provided below, the Company may not pay dividends on any class or series of stock, if hereafter issued, having parity with the Chancellor Media $3.00 convertible exchangeable preferred stock as to dividends ("$3.00 Parity Dividend Stock") unless it has paid or declared and set apart for payment or contemporaneously pays or declares and sets apart for payment all accrued and unpaid dividends for all prior dividend payment periods on the convertible preferred stock. The Chancellor Media 7% convertible preferred stock constitutes $3.00 Parity Dividend Stock. In addition, except as provided below, the Company may not pay dividends on the Chancellor Media $3.00 convertible exchangeable preferred stock unless it has paid or declared and set apart for payment or contemporaneously pays or declares and sets apart for payment all accrued and unpaid dividends for all prior dividend payment periods on the $3.00 Parity Dividend Stock. Whenever all accrued dividends in respect of prior dividend payment periods are not paid in full on the Chancellor Media $3.00 convertible exchangeable preferred stock and on any $3.00 Parity Dividend Stock, all dividends declared on the Chancellor Media $3.00 convertible exchangeable preferred stock and the $3.00 Parity Dividend Stock will be declared and made pro rata so that the amount of dividends declared on the Chancellor Media $3.00 convertible exchangeable preferred stock and the $3.00 Parity Dividend Stock will bear the same ratio that accrued and unpaid dividends in respect of prior dividend payment periods on the Chancellor Media $3.00 convertible exchangeable preferred stock and the $3.00 Parity Dividend Stock bear to each other.

Chancellor Media may not purchase any shares of the Chancellor Media $3.00 convertible exchangeable preferred stock or any $3.00 Parity Dividend Stock, except for consideration payable in Chancellor Media common stock or $3.00 Junior Dividend Stock, or redeem fewer than all the shares of the Chancellor Media $3.00 convertible exchangeable preferred stock and $3.00 Parity Dividend Stock then outstanding if Chancellor Media has failed to pay any accrued dividend on the Chancellor Media $3.00 convertible exchangeable preferred stock or any $3.00 Parity Dividend Stock on a stated payment date. Notwithstanding the foregoing, in such event, Chancellor Media may purchase or redeem fewer than all the shares of the Chancellor Media $3.00 convertible exchangeable preferred stock and $3.00 Parity Dividend Stock if such repurchase or redemption is made pro rata so that the amounts purchased or redeemed bear to each other the same ratio that the required redemption payments on the shares of the Chancellor Media $3.00 convertible exchangeable preferred stock and any $3.00 Parity Dividend Stock then outstanding bear to each other.

If Chancellor Media hereafter issues any series or class of stock that ranks senior as to dividends to the Chancellor Media $3.00 convertible exchangeable preferred stock

("$3.00 Senior Dividend Stock") and fails to pay or declare and set apart for payment accrued and unpaid dividends on any $3.00 Senior Dividend Stock, except to the extent allowed by the terms of the $3.00 Senior Dividend Stock, Chancellor Media may not pay or declare and set apart for payment any dividend on the Chancellor Media $3.00 convertible exchangeable preferred stock unless and until all accrued and unpaid dividends on the $3.00 Senior Dividend Stock, including the full dividends for the then current dividend period, have been paid or declared and set apart for payment without interest.

Liquidation Rights

In the case of the voluntary or involuntary liquidation dissolution or winding-up of Chancellor Media, subject to the payment in full, or until provision has been made for the payment in full, of all claims of creditors of Chancellor Media, holders of Chancellor Media $3.00 convertible exchangeable preferred stock are entitled to receive the liquidation preference of $50.00 per share, plus an amount equal to any accrued and unpaid dividends, whether or not declared, to the payment date, before any payment or distribution is made to the holders of Chancellor Media common stock or any other series or class of stock hereafter issued that ranks junior as to liquidation rights to the Chancellor Media $3.00 convertible exchangeable preferred stock ("$3.00 Junior Liquidation Stock"). Holders of Chancellor Media $3.00 convertible exchangeable preferred stock will not be entitled to receive the liquidation preference of their shares until the liquidation preference of any other series or class of stock hereafter issued that ranks senior as to liquidation rights to the Chancellor Media $3.00 convertible exchangeable preferred stock ("$3.00 Senior Liquidation Stock"), if any has been paid in full. The holders of Chancellor Media $3.00 convertible exchangeable preferred stock and any series or class of stock hereafter issued that ranks on a parity as to liquidation rights with the Chancellor Media $3.00 convertible exchangeable preferred stock ("$3.00 Parity Liquidation Stock") are entitled to share ratably, in accordance with the respective preferential amounts payable on their stock, in any distribution, after payment of the liquidation preference on any $3.00 Senior Liquidation Stock, that is not sufficient to pay in full the aggregate liquidation preference on both the Chancellor Media $3.00 convertible exchangeable preferred stock and any $3.00 Parity Liquidation Stock. The Chancellor Media 7% convertible preferred stock constitutes $3.00 Parity Liquidation Stock, for purposes of the Chancellor Media $3.00 convertible exchangeable preferred stock.

Voting Rights

The holders of Chancellor Media $3.00 convertible exchangeable preferred stock will have no voting rights except as described below or as required by law.

Whenever dividends on the Chancellor Media $3.00 convertible exchangeable preferred stock are in arrears in an aggregate amount equal to at least six quarterly dividends, whether or not consecutive, the size of Chancellor Media's Board of Directors will be increased by two, and the holders of Chancellor Media $3.00 convertible exchangeable preferred stock, voting separately as a class together with holders of any $3.00 Parity Dividend Stock then having voting rights, will be entitled to elect two additional directors to the Board of Directors at, subject to certain limitations, any annual meeting of stockholders at which directors are to be elected held during the period when the dividends remain in arrears or, under certain circumstances, at a special meeting of stockholders. These voting rights will terminate when all dividends in arrears and for the current quarterly period have been paid in full or declared and set apart for payment. The term of office of the additional directors so elected will terminate immediately upon that payment or provision for payment.

In addition, so long as any Chancellor Media $3.00 convertible exchangeable preferred stock is outstanding, Chancellor Media will not, without the affirmative vote or consent of the holders of at least 66 2/3% of all outstanding shares of Chancellor Media $3.00 convertible exchangeable preferred stock and outstanding $3.00 Parity Dividend Stock, voting as a single class:

- amend, alter or repeal, by merger or otherwise, any provision of the certificate of incorporation or the by-laws of Chancellor Media so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Chancellor Media $3.00 convertible exchangeable preferred stock; or

- effect any reclassification of the Chancellor Media $3.00 convertible exchangeable preferred stock.

Redemption At The Option Of Chancellor Media

The Chancellor Media $3.00 convertible exchangeable preferred stock may not be redeemed prior to June 16, 1999. Thereafter, the Chancellor Media $3.00 convertible exchangeable preferred stock may be redeemed by Chancellor Media, at its option, subject to contractual and other restrictions with respect to the redemption, including limitations under the senior credit facility and CMCLA's senior subordinated notes indentures and to the legal availability of funds for the redemption, in whole or in part at any time, if redeemed during the 12-month period beginning June 15 of any year specified below, June 16 in the case of 1999, at the following redemption prices, expressed as percentages of the liquidation preference thereof:

YEAR                                                  PERCENTAGE
----                                                  ----------
1999...............................................     104.80%
2000...............................................     104.20
2001...............................................     103.60
2002...............................................     103.00
2003...............................................     102.40
2004...............................................     101.80
2005...............................................     101.20
2006...............................................     100.60
2007 and thereafter................................     100.00

plus in each case accrued and unpaid dividends, whether or not declared, to the redemption date.

Conversion Rights

Each holder of Chancellor Media $3.00 convertible exchangeable preferred stock will have the right at any time at the holder's option to convert any and all shares of Chancellor Media $3.00 convertible exchangeable preferred stock into Chancellor Media common stock at a conversion price, subject to adjustment, of $25.00 per share of underlying Chancellor Media common stock, equivalent to a conversion rate of 2.00 shares of Chancellor Media common stock per share of Chancellor Media $3.00 convertible exchangeable preferred stock. If the Chancellor Media $3.00 convertible exchangeable preferred stock is called for redemption, the conversion right will terminate at the close of business on the redemption date fixed by the Board of Directors.

Change Of Control

If there occurs a Change of Control, as defined in the certificate of designation for the Chancellor Media $3.00 convertible exchangeable preferred stock, then shares of the Chancellor Media $3.00 convertible exchangeable preferred stock may be converted, at the option of the holder thereof at any time from the date of such Change of Control until the expiration of 45 days after the date of a note by the Company to all holders of the Chancellor Media $3.00 convertible exchangeable preferred stock of the occurrence of the Change of Control, into the number of shares of Chancellor Media common stock determined by dividing the redemption price for the Chancellor Media $3.00 convertible exchangeable preferred stock (see "-- Redemption at the Option of Chancellor Media") in effect on the date of the Change of Control by the adjusted conversion price. The adjusted conversion price is the greater of the average closing price per share of the common stock for the last five trading days before the Change of Control or 66 2/3% of the last reported sales price of the Chancellor Media common stock before the date hereof, as adjusted for stock splits or combinations, unless otherwise provided in the certificate of designation for the Chancellor Media $3.00 convertible exchangeable preferred stock.

Chancellor Media may, at its option, elect to pay holders of the Chancellor Media $3.00 convertible exchangeable preferred stock exercising their special conversion rights an amount in cash equal to 101% of the liquidation preference of the Chancellor Media $3.00 convertible exchangeable preferred stock plus any accrued and unpaid dividends. The senior credit facility limits Chancellor Media's ability to pay cash upon election of the holders of the Chancellor Media $3.00 convertible exchangeable preferred stock to exercise their special conversion rights.

Exchange

Shares of Chancellor Media $3.00 convertible exchangeable preferred stock will be exchangeable at the option of Chancellor Media, in whole but not in part, on any March 15, June 15, September 15 or December 15, commencing September 15, 2000 (a "Debenture Exchange Date"), through the issuance of Chancellor Media's 6% exchange debentures (the "6% Exchange Debentures") in redemption of and in exchange for shares of Chancellor Media $3.00 convertible exchangeable preferred stock, provided various conditions are met. Holders of the Chancellor Media $3.00 convertible exchangeable preferred stock will be entitled to receive 6% Exchange Debentures at the rate of $50.00 principal amount of 6% Exchange Debentures for each share of Chancellor Media $3.00 convertible exchangeable preferred stock. Since 6% Exchange Debentures will only be issued in denominations of $1,000 or any multiple thereof, holders of Chancellor Media $3.00 convertible exchangeable preferred stock holding less than such a multiple will receive in cash the liquidation preference of the Chancellor Media $3.00 convertible exchangeable preferred stock not so exchanged. No shares of Chancellor Media $3.00 convertible exchangeable preferred stock may be exchanged for 6% Exchange Debentures unless Chancellor Media has paid or set aside for the benefit of the holders of the Chancellor Media $3.00 convertible exchangeable preferred stock all accrued and unpaid dividends on the Chancellor Media $3.00 convertible exchangeable preferred stock to the Debenture Exchange Date. The senior credit facility may limit Chancellor Media's ability to cause the exchange of the Chancellor Media $3.00 convertible exchangeable preferred stock for 6% Exchange Debentures. The ability of Chancellor Media to exchange Chancellor Media $3.00 convertible exchangeable preferred stock for 6% Exchange Debentures is also subject to various conditions contained in the indenture relating to the 6% Exchange Debentures and to limitations imposed under the DGCL and by applicable laws protecting the rights of creditors.

               COMPARATIVE RIGHTS OF HOLDERS OF CHANCELLOR MEDIA
                       COMMON STOCK AND LIN COMMON STOCK

The rights of Chancellor Media stockholders are governed by Chancellor Media's amended and restated certificate of incorporation, its amended and restated bylaws and Delaware law, including the DGCL. The rights of LIN stockholders are governed by its certificate of incorporation, its bylaws and Delaware law, including the DGCL.

Assuming approval of the stockholders of LIN, at the effective time, the holders of LIN common stock will become holders of Chancellor Media common stock. The rights of the holders of Chancellor Media common stock will be governed by applicable Delaware law, including the DGCL, and by Chancellor Media's certificate of incorporation and Chancellor Media's bylaws.

The following is a summary of the material differences between the rights of the holders of LIN common stock as compared with the rights of holders of Chancellor Media common stock. Because each of Chancellor Media and LIN is a Delaware corporation, these differences arise principally from differences in the provisions of Chancellor Media's amended and restated certificate of incorporation and LIN's certificate of incorporation and the differences among Chancellor Media's bylaws and LIN's bylaws.

The following summaries do not purport to be complete statements of the rights of Chancellor Media stockholders under Chancellor Media's amended and restated certificate of incorporation and Chancellor Media's bylaws as compared with the rights of the LIN stockholders under LIN's certificate of incorporation and LIN's bylaws and does not purport to be a complete description of the specific provisions referred to herein. The identification of specific differences is not meant to indicate that other equally or more significant differences do not exist. These summaries are qualified in their entirety by reference to the governing corporate instruments of Chancellor Media and LIN filed as exhibits to the Registration Statement of which this joint proxy statement/prospectus is a part, to which stockholders are referred. The terms of Chancellor Media common stock are described under "Description of Chancellor Media Capital Stock."

AUTHORIZED CAPITAL STOCK

The authorized capital stock of LIN as of the date hereof consists of 1,000,000,000 shares of LIN common stock and 5,000,000 shares of preferred stock, $0.01 par value.

At the effective time, the authorized capital stock of Chancellor Media will consist of 200,000,000 shares of Chancellor Media common stock, 75,000,000 shares of Chancellor Media class A common stock and 50,000,000 shares of Chancellor Media Preferred Stock.

PREEMPTIVE RIGHTS

LIN's certificate grants preemptive rights to stockholders in particular circumstances.

Chancellor Media's certificate of incorporation does not grant any preemptive rights to stockholders.

LIQUIDATION RIGHTS

Chancellor Media's certificate of incorporation provides that upon liquidation, dissolution, or winding-up of Chancellor Media, after distribution in full of the preferential amounts, if any, to be distributed to the holders of Chancellor Media Preferred Stock, the holders of Chancellor Media common stock and Chancellor Media class A common stock shall be entitled to receive all of the remaining assets of the corporation available for distribution to its stockholders, ratably in proportion to the number of shares held by them.

LIN's certificate of incorporation provides that the Board of Directors of LIN shall have the authority to issue one or more classes or series of LIN preferred stock with such rights upon the dissolution of, or subsequent distribution of assets of, LIN as the Board of Directors of LIN shall so determine. There are currently no shares of LIN preferred stock issued and outstanding.

VOTING RIGHTS GENERALLY

LIN's bylaws provide that, except as otherwise required by Delaware law or LIN's certificate of incorporation, the holders of a majority of the outstanding shares entitled to vote on a matter, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders for the transaction of business. If a quorum exists, action on a matter is approved by the vote of a majority of the votes entitled to vote who are present, in person or by proxy, at the meeting, except as otherwise required by Delaware law or LIN's certificate of incorporation.

Chancellor Media's bylaws provide that, except as required by Delaware law or Chancellor Media's certificate of incorporation, a majority of the outstanding shares entitled to vote on a matter, present in person or by proxy, shall constitute a quorum at any meeting of stockholders for the transaction of business. If a quorum exists, action on a matter is approved by the vote of a majority of the shares entitled to vote that are present, in person or by proxy, at the meeting, except as otherwise required by Delaware law or Chancellor Media's certificate of incorporation.

LIN's certificate of incorporation provides that the holders of LIN's common stock will be entitled to one vote per share and shall vote as a single class.

Chancellor Media's certificate of incorporation provides that holders of shares of Chancellor Media common stock and Chancellor Media class A common stock, each voting as a separate class, shall be entitled to vote on all matters submitted to a vote of the stockholders of Chancellor Media and shall be entitled to one vote for each share of Chancellor Media common stock or Chancellor Media class A common stock held.

AMENDMENT OF BYLAWS

Under Delaware law, an amendment to a corporation's bylaws requires the approval of the stockholders, unless the certificate of incorporation confers the power to amend the bylaws upon the Board of Directors.

LIN's certificate of incorporation grants the Board of Directors the power to adopt, amend or repeal LIN's bylaws.

Chancellor Media's certificate of incorporation does not grant the Board of Directors the power to adopt, amend or repeal Chancellor Media's bylaws.

NUMBER AND CLASSIFICATION OF THE BOARD OF DIRECTORS

LIN's bylaws provide for not less than one director. The number of directors which shall constitute the entire board shall be four, as determined by resolution. The directors need not be a stockholder of LIN nor a resident of the State of Delaware.

Chancellor Media's certificate of incorporation and Chancellor Media's bylaws provide for not less than five nor more than thirteen directors, plus such number of directors as may be elected from time to time by the holders of any class or series of Chancellor Media preferred stock. None of the directors of Chancellor Media need be a stockholder of Chancellor Media or a resident of the State of Delaware.

Delaware law permits, but does not require, a classified Board of Directors, with staggered terms under which one-half to one-third of the directors are elected for terms of two or three years, respectively.

LIN's certificate does not provide for a classified Board of Directors.

Chancellor Media's certificate of incorporation provides that the Board of Directors of Chancellor Media will consist of three classes of directors. Class II directors will hold their respective offices until the 1999 annual meeting of the stockholders. Class III directors will hold their respective offices until the 2000 annual meeting of the stockholders. Class I directors will hold their respective offices until the 2001 annual meeting of stockholders. Each director will hold office until his or her successor has been duly elected and qualified.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND LIMITATION OF LIABILITY

LIN's certificate of incorporation contains provisions indemnifying any person who was or is threatened to be made a party to a proceeding by reason of the fact that he or she:

- is or was a director or officer LIN; or

- while a director or officer, is or was serving at the request of LIN as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the DGCL.

LIN's certificate of incorporation provides that no director shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- breaches of the director's duty of loyalty to the corporation or its stockholders;

- acts or omissions not in good faith or involving intentional misconduct or knowing violations of laws;

- the payment of unlawful dividends or unlawful stock repurchases or redemptions; or

- transactions in which the director received an improper personal benefit.

Chancellor Media's certificate of incorporation contains provisions indemnifying any person who was or is threatened to be made a party to a proceeding by reason of the fact that he or she:

- is or was a director, officer, employee or agent of Chancellor Media; or

- is or was serving at the request of Chancellor Media as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted under the DGCL.

Chancellor Media's certificate of incorporation provides that no director shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- breaches of the director's duty of loyalty to the corporation or its stockholders;

- acts or omissions not in good faith or involving intentional misconduct or knowing violations of laws;

- the payment of unlawful dividends or unlawful stock repurchases or redemptions; or

- transactions in which the director received an improper personal benefit.

RESTRICTIONS ON FOREIGN OWNERSHIP

Chancellor Media's certificate of incorporation provides that, in accordance with the Communications Act:

- not more than 25% of the capital stock of the corporation may be owned of record by Aliens, as defined in Chancellor Media's certificate of incorporation;

- no Alien shall be entitled to vote or direct or control the vote of more than 25% of the total number of shares of capital stock of the corporation outstanding and entitled to vote at any time or more than 25% of the total voting power of all shares of capital stock of the corporation outstanding and entitled to vote at any time;

- no Alien shall be qualified to act as an officer of the corporation; and

- no more than 25% of the total number of directors of the corporation may be Aliens.

In addition, the certificate authorizes the board of directors of Chancellor Media to adopt such provisions as it deems necessary to enforce these prohibitions.

LIN's certificate of incorporation has no such provision.

VOTING WITH RESPECT TO CERTAIN BUSINESS COMBINATIONS

Section 203 of the DGCL provides that a corporation shall not engage in any business combination, generally defined as a merger, consolidation, sale of greater than 10% of assets, issuance of stock or granting of other financial benefits, with any interested stockholder, generally defined as any person owning greater than 15% of the voting stock of a corporation, for a period of three years following the time that such stockholder became an interested stockholder, unless:

- prior to that time the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

- upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned

  (1) by persons who are directors and also officers; and

  (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

- at or subsequent to such time the business combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

LIN's certificate of incorporation expressly elects not to be governed by
Section 203 of the DGCL.

Chancellor Media is subject to Section 203 of the DGCL.

                                 LEGAL MATTERS

The validity of the shares of Chancellor Media common stock to be issued in the merger will be passed upon and an opinion with respect to certain United States federal income tax consequences of the merger will be rendered to Chancellor Media by Weil, Gotshal & Manges LLP, Dallas, Texas and New York, New York. Certain partners of Weil, Gotshal & Manges LLP own shares of Chancellor Media common stock.

An opinion with respect to certain United States federal income tax consequences of the merger on holders of shares of LIN common stock will be rendered to LIN by Vinson & Elkins L.L.P., Dallas, Texas.

                                    EXPERTS

The consolidated financial statements and financial statement schedules of Chancellor Media Corporation and Subsidiaries as of December 31, 1997 and for the year then ended included in this joint proxy statement/prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

The consolidated financial statements of Chancellor Media Corporation and Subsidiaries, the combined financial statements of WMZQ Inc. and Viacom Broadcasting East Inc., the combined financial statements of Riverside Broadcasting Co., Inc. and WAXQ Inc., the financial statements of WLIT Inc., the combined financial statements of KYSR Inc. and KIBB Inc., and the financial statements of WDAS-AM/FM (station owned and operated by Beasley FM Acquisition Corp.), have been audited by KPMG LLP, independent certified public accountants, to the extent and for the periods indicated in their reports thereon, which reports are included herein. Such financial statements are included herein in reliance upon the reports of KPMG LLP and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Chancellor Broadcasting Company and Subsidiaries as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this joint proxy statement/prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

The combined financial statements of Colfax Communications, Inc. Radio Group as of December 31, 1996, 1995 and 1994 and for each of the three years in the period ended December 31, 1996, incorporated in this joint proxy statement/prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

The combined statement of assets acquired as of April 3, 1998 and the related combined statements of revenues and direct operating expenses of KBIG-FM, KLDE-FM and WBIX-FM (formerly WNSR-FM) for each of the three years ended December 31, 1997 included in this joint proxy statement/prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

The statement of assets acquired as of May 29, 1998 and the related statements of revenues and direct operating expenses of KODA-FM for each of the two years ended December 31, 1997 included in this joint proxy statement/prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of LIN Television Corporation as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997. These consolidated financial statements are included herein in reliance on their report, given on their authority as experts in accounting and auditing.

The financial statements of the Outdoor Advertising Division of Whiteco Industries, Inc. included in this joint proxy statement/prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere in the joint proxy statement/prospectus, and are included in reliance upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Capstar Broadcasting Corporation and Subsidiaries as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 included in this joint proxy statement/prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Commodore Media, Inc. and Subsidiaries for the period from January 1, 1996 to October 16, 1996 and for the year ended December 31, 1995. These consolidated financial statements are included herein in reliance on their report, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of SFX Broadcasting, Inc. and Subsidiaries as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997. These consolidated financial statements are included herein in reliance on their report, given on their authority as experts in accounting and auditing.

The financial statements of Martin Media as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, included in this joint proxy statement/prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

The financial statements of Martin & MacFarlane, Inc. as of December 31, 1997 and 1996 and for each of the two years in the period ended December 31, 1997 and the six month period ended December 31, 1995, included in this joint proxy statement/prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

The financial statements of Martin & MacFarlane, Inc. as of June 30, 1995 and for the year ended June 30, 1995, included in this joint proxy statement/prospectus, have been audited by Barbich Longcrier Hooper & King Accountancy Corporation, independent auditors, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

         STOCKHOLDER PROPOSALS FOR CHANCELLOR MEDIA 1999 ANNUAL MEETING

Proposals of stockholders intended to be presented at the Annual Meeting of Stockholders of Chancellor Media to be held in 1999 must have been received by Chancellor Media no later than December 25, 1998 in order to be considered for inclusion in Chancellor Media's proxy statement and form of proxy relating to such meeting. Such proposals should be directed to Chancellor Media Corporation, 300 Crescent Court, Suite 600, Dallas, Texas 75201, ATTENTION: Corporate Secretary. Proposals must comply with the proxy rules of the Commission relating to stockholder proposals in order to be included in the proxy materials.

In accordance with the rules and regulations of the SEC, Chancellor Media's management will have discretionary authority to vote on any proposal raised by a stockholder at the 1999 Annual Meeting if the proponent of such proposal fails to notify Chancellor Media on or before March 9, 1999.

                          CHANCELLOR MEDIA CORPORATION

                        PRO FORMA FINANCIAL INFORMATION

     The unaudited pro forma condensed combined financial statements of Chancellor Media Corporation, (together with its subsidiaries, the "Company") are presented using the purchase method of accounting for all acquisitions and reflect the combination of consolidated historical financial data of the Company and each of the companies acquired in the transactions completed by the Company during 1997 and 1998 and the elimination of the consolidated historical data of the stations disposed in the transactions completed by the Company and Chancellor Broadcasting Company ("Chancellor") (which merged into a subsidiary of Chancellor Media in September 1997) during 1997 and 1998 (the "Completed Transactions"). The unaudited pro forma condensed combined balance sheet data at September 30, 1998 presents adjustments for the Completed Transactions, the offering by Chancellor Media Corporation of Los Angeles ("CMCLA") of $750,000 aggregate principal amount of 8% Senior Notes due 2008 which was completed on November 17, 1998 and the Pending Transactions (excluding the acquisition of Petry Media Corporation), as if each such transaction had occurred at September 30, 1998. The unaudited pro forma condensed combined statement of operations data for the twelve months ended December 31, 1997 and the nine months ended September 30, 1998 presents adjustments for the Completed Transactions, financing transactions undertaken by the Company and Chancellor during 1997, the 1998 Financing Transactions and the Pending Transactions (excluding the acquisition of Petry), as if each such transaction occurred on January 1, 1997. The acquisition of Petry, the Kasem Acquisition and the Other Outdoor Acquisitions are excluded from the pro forma information included in this joint proxy statement/prospectus for a number of reasons including (1) uncertainty as to whether such transactions will be consummated and, if consummated, on what terms, or (2) the availability to Chancellor Media of necessary financial information. In the opinion of management of the Company, such information is not material to such pro forma presentations, either individually or in the aggregate.

     The purchase method of accounting has been used in the preparation of the unaudited pro forma condensed combined financial statements. Under this method of accounting, the aggregate purchase price is allocated to assets acquired and liabilities assumed based on their estimated fair values. For purposes of the unaudited pro forma condensed combined financial statements, the purchase prices of the assets acquired in the Completed Transactions have been allocated based primarily on information furnished by management of the acquired or to be acquired assets. The final allocation of the respective purchase prices of the assets acquired in the Completed Transactions are determined a reasonable time after consummation of such transactions and are based on a complete evaluation of the assets acquired and liabilities assumed. Accordingly, the information presented herein may differ from the final purchase price allocation; however, such allocations are not expected to differ materially from the preliminary amounts.

     In the opinion of the Company's management, all adjustments have been made that are necessary to present fairly the pro forma data.

     The unaudited pro forma condensed combined financial statements should be read in conjunction with the respective financial statements and related notes thereto of the Company which have previously been reported. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the results of operations or financial position that would have been achieved had the transactions reflected therein been consummated as of the dates indicated, or of the results of operations or financial positions for any future periods or dates.

                          CHANCELLOR MEDIA CORPORATION

                       UNAUDITED PRO FORMA BALANCE SHEET
                             AT SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                                                                      COMPANY
                                                                                      LIN AS                        AS ADJUSTED
                                                   PRO FORMA         COMPANY         ADJUSTED                         FOR THE
                                                  ADJUSTMENTS      AS ADJUSTED        FOR THE        PRO FORMA       COMPLETED
                                      COMPANY       FOR THE          FOR THE          PENDING       ADJUSTMENTS     TRANSACTIONS
                                     HISTORICAL    COMPLETED        COMPLETED           LIN           FOR THE       AND THE LIN
                                     AT 9/30/98   TRANSACTIONS     TRANSACTIONS   TRANSACTIONS(3)   LIN MERGER         MERGER
                                     ----------   ------------     ------------   ---------------   -----------     ------------
ASSETS:
Current assets.....................  $ 376,797     $   40,186(1)    $  416,983      $   99,614       $     --       $   516,597
Note receivable from affiliate.....    150,000             --          150,000              --             --           150,000
Property and equipment, net........    299,906        628,519(1)       928,425         119,783             --         1,048,208
Intangible assets, net.............  5,036,250        737,458(1)     5,773,708       1,531,306        410,077(4)      7,861,488
                                                                                                      146,397(5)
Other assets.......................    162,142         27,164(1)       203,306         174,048        (48,138)(4)       329,216
                                                       (6,000)(1)
                                                       20,000(2)
                                     ----------    ----------       ----------      ----------       --------       -----------
        Total assets...............  $6,025,095    $1,447,327       $7,472,422      $1,924,751       $508,336       $ 9,905,509
                                     ==========    ==========       ==========      ==========       ========       ===========
LIABILITIES AND STOCKHOLDERS'
  EQUITY:
Current liabilities
Current portion of long-term
  debt.............................  $      --     $       --       $       --      $    7,742       $     --       $     7,742
Other current liabilities..........    177,472          5,088(1)       182,560          46,187             --           228,747
                                     ----------    ----------       ----------      ----------       --------       -----------
        Total current
          liabilities..............    177,472          5,088          182,560          53,929             --           236,489
Long-term debt.....................  3,018,000      1,386,412(1)     4,424,412         797,893         25,673(4)      5,247,978
                                                      750,000(2)
                                                     (730,000)(2)
Deferred tax liabilities...........    360,618         35,827(1)       396,445         523,950        146,397(5)      1,066,792
Other liabilities..................     60,403             --           60,403          10,898             --            71,301
                                     ----------    ----------       ----------      ----------       --------       -----------
        Total liabilities..........  3,616,493      1,447,327        5,063,820       1,386,670        172,070         6,622,560
Redeemable preferred stock.........         --             --               --              --             --                --
STOCKHOLDERS' EQUITY:
Preferred stock....................    409,500             --          409,500              --             --           409,500
Common stock.......................      1,424             --            1,424           5,393         (5,231)(4)         1,586
Additional paid in capital.........  2,243,350             --        2,243,350         553,655        320,530(4)      3,117,535
Accumulated deficit................   (245,672)            --         (245,672)        (20,967)        20,967(4)       (245,672)
                                     ----------    ----------       ----------      ----------       --------       -----------
        Total stockholders'
          equity...................  2,408,602             --        2,408,602         538,081        336,266         3,282,949
                                     ----------    ----------       ----------      ----------       --------       -----------
        Total liabilities and
          stockholders' equity.....  $6,025,095    $1,447,327       $7,472,422      $1,924,751       $508,336       $ 9,905,509
                                     ==========    ==========       ==========      ==========       ========       ===========


                                      PRO FORMA
                                     ADJUSTMENTS
                                       FOR THE
                                       PENDING          COMPANY
                                     TRANSACTIONS      PRO FORMA
                                     ------------     -----------
ASSETS:
Current assets.....................   $  195,250(6)   $   711,847
Note receivable from affiliate.....     (150,000)(7)           --
Property and equipment, net........      255,065(6)     1,303,273
Intangible assets, net.............    6,030,398(6)    13,891,886
Other assets.......................       28,509(6)       357,725
                                      ----------      -----------
        Total assets...............   $6,359,222      $16,264,731
                                      ==========      ===========
LIABILITIES AND STOCKHOLDERS'
  EQUITY:
Current liabilities
Current portion of long-term
  debt.............................   $       --      $     7,742
Other current liabilities..........      161,920(6)       390,667
                                      ----------      -----------
        Total current
          liabilities..............      161,920          398,409
Long-term debt.....................    2,178,165(6)     7,276,143
                                        (150,000)(7)
Deferred tax liabilities...........    1,477,367(6)     2,544,159
Other liabilities..................          962(6)        72,263
                                      ----------      -----------
        Total liabilities..........    3,668,414       10,290,974
Redeemable preferred stock.........      278,694(6)       278,694
STOCKHOLDERS' EQUITY:
Preferred stock....................           --          409,500
Common stock.......................          516(6)         2,102
Additional paid in capital.........    2,402,005(6)     5,519,540
Accumulated deficit................        9,593(6)      (236,079)
                                      ----------      -----------
        Total stockholders'
          equity...................    2,412,114        5,695,063
                                      ----------      -----------
        Total liabilities and
          stockholders' equity.....   $6,359,222      $16,264,731
                                      ==========      ===========

   See accompanying notes to Unaudited Pro Forma Condensed Combined Financial
                                   Statements

                          CHANCELLOR MEDIA CORPORATION

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                        PRO FORMA
                                                                                                       ADJUSTMENTS
                                                    COMPANY AS          LIN AS           PENDING         FOR THE
                                                   ADJUSTED FOR      ADJUSTED FOR          LIN           PENDING            LIN
                                                     COMPLETED       COMPLETED LIN     TRANSACTIONS        LIN           PRO FORMA
          YEAR ENDED DECEMBER 31, 1997            TRANSACTIONS(8)   TRANSACTIONS(9)   HISTORICAL(10)   TRANSACTIONS     AS ADJUSTED
          ----------------------------            ---------------   ---------------   --------------   ------------     -----------
Gross revenues...................................   $1,411,160         $224,845          $ 2,563         $     --        $227,408
Less: agency commissions.........................     (154,451)         (28,730)          (1,275)              --         (30,005)
                                                    ----------         --------          -------         --------        --------
Net revenues.....................................    1,256,709          196,115            1,288               --         197,403
Operating expenses excluding depreciation and
  amortization...................................      704,936          119,069           (2,260)             305(11)     117,114
Depreciation and amortization....................      464,160           47,595             (113)           2,487(12)      49,969
Corporate general and administrative.............       45,669            6,763               --               --           6,763
Restructuring charge.............................       15,958               --               --               --              --
Stock option compensation........................        3,083               --               --               --              --
Other nonrecurring costs.........................           --            2,697             (450)              --           2,247
                                                    ----------         --------          -------         --------        --------
Operating income (loss)..........................       22,903           19,991            4,111           (2,792)         21,310
Interest expense.................................      349,584           71,031               --            9,375(13)      80,406
Interest income..................................       (3,188)          (1,332)              --           (3,000)(14)     (4,332)
Gain on disposition of assets....................      (18,380)              --               --               --              --
Other (income) expense...........................       (1,216)           4,989               --               --           4,989
                                                    ----------         --------          -------         --------        --------
Income (loss) before income taxes................     (303,897)         (54,697)           4,111           (9,167)        (59,753)
Income tax benefit...............................     (108,107)         (20,873)          (1,068)          (3,155)(15)    (25,096)
Dividends and accretion on preferred stock of
  subsidiary.....................................           --               --               --               --              --
                                                    ----------         --------          -------         --------        --------
Net income (loss)................................     (195,790)         (33,824)           5,179           (6,012)        (34,657)
Preferred stock dividends........................       17,446               --               --               --              --
                                                    ----------         --------          -------         --------        --------
Income (loss) attributable to common
  stockholders...................................   $ (213,236)        $(33,824)         $ 5,179         $ (6,012)       $(34,657)
                                                    ==========         ========          =======         ========        ========
Basic and diluted income (loss) per common
  share..........................................   $    (1.64)
                                                    ==========
Weighted average common shares outstanding(24)...      130,253
                                                    ==========

                                                                    COMPANY AS
                                                                   ADJUSTED FOR                     PRO FORMA
                                                    PRO FORMA       COMPLETED                      ADJUSTMENTS
                                                   ADJUSTMENTS     TRANSACTIONS      PENDING         FOR THE
                                                     FOR THE         AND THE       TRANSACTIONS      PENDING         COMPANY
          YEAR ENDED DECEMBER 31, 1997             LIN MERGER       LIN MERGER    HISTORICAL(19)   TRANSACTIONS     PRO FORMA
          ----------------------------             -----------     ------------   --------------   ------------     ----------
Gross revenues...................................   $     --        $1,638,568      $ 768,146       $ (54,058)(20)  $2,352,656
Less: agency commissions.........................         --          (184,456)       (73,302)             --         (257,758)
                                                    --------        ----------      ---------       ---------       ----------
Net revenues.....................................         --         1,454,112        694,844         (54,058)       2,094,898
Operating expenses excluding depreciation and
  amortization...................................         --           822,050        451,221          (4,173)(20)   1,269,098
Depreciation and amortization....................     28,993(16)       543,122        154,802             (38)(20)     977,600
                                                                                                      279,714(21)
Corporate general and administrative.............         --            52,432         31,565              --           83,997
Restructuring charge.............................         --            15,958             --              --           15,958
Stock option compensation........................         --             3,083         11,589              --           14,672
Other nonrecurring costs.........................         --             2,247         16,353              --           18,600
                                                    --------        ----------      ---------       ---------       ----------
Operating income (loss)..........................    (28,993)           15,220         29,314        (329,561)        (285,027)
Interest expense.................................     (8,340)(17)      421,650        188,552         (15,122)(22)     595,080
Interest income..................................         --            (7,520)        (8,572)             --          (16,092)
Gain on disposition of assets....................         --           (18,380)        (4,306)             --          (22,686)
Other (income) expense...........................         --             3,773          4,251              --            8,024
                                                    --------        ----------      ---------       ---------       ----------
Income (loss) before income taxes................    (20,653)         (384,303)      (150,611)       (314,439)        (849,353)
Income tax benefit...............................     (1,215)(18)     (134,418)       (43,180)       (110,954)(23)    (288,552)
Dividends and accretion on preferred stock of
  subsidiary.....................................         --                --         26,048              --           26,048
                                                    --------        ----------      ---------       ---------       ----------
Net income (loss)................................    (19,438)         (249,885)      (133,479)       (203,485)        (586,849)
Preferred stock dividends........................         --            17,446             --              --           17,446
                                                    --------        ----------      ---------       ---------       ----------
Income (loss) attributable to common
  stockholders...................................   $(19,438)       $ (267,331)     $(133,479)      $(203,485)      $ (604,295)
                                                    ========        ==========      =========       =========       ==========
Basic and diluted income (loss) per common
  share..........................................                   $    (1.83)                                     $    (3.05)
                                                                    ==========                                      ==========
Weighted average common shares outstanding(24)...     16,180           146,433                         51,644          198,077
                                                    ========        ==========                      =========       ==========

   See accompanying notes to Unaudited Pro Forma Condensed Combined Financial
                                   Statements

                          CHANCELLOR MEDIA CORPORATION

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                             PRO FORMA
                                                                                            ADJUSTMENTS
                                         COMPANY AS          LIN AS           PENDING         FOR THE
                                        ADJUSTED FOR      ADJUSTED FOR          LIN           PENDING            LIN
NINE MONTHS ENDED                         COMPLETED       COMPLETED LIN     TRANSACTIONS        LIN           PRO FORMA
SEPTEMBER 30, 1998                     TRANSACTIONS(8)   TRANSACTIONS(9)   HISTORICAL(10)   TRANSACTIONS     AS ADJUSTED
------------------                     ---------------   ---------------   --------------   ------------     -----------
Gross revenues.......................    $1,220,541         $186,555          $(3,250)        $     --        $183,305
Less: agency commissions.............      (137,298)         (22,234)            (651)              --         (22,885)
                                         ----------         --------          -------         --------        --------
Net revenues.........................     1,083,243          164,321           (3,901)              --         160,420
Operating expenses excluding
  depreciation and amortization......       583,968           95,565           (7,914)             270(11)      87,921
Depreciation and amortization........       399,271           40,199             (272)           1,923(12)      41,850
Corporate general and
  administrative.....................        31,163            6,140               --               --           6,140
Stock option compensation............            --               --               --               --              --
Executive severance charge...........        59,475               --               --               --              --
Other nonrecurring costs.............            --            3,055           (3,055)              --              --
                                         ----------         --------          -------         --------        --------
Operating income (loss)..............         9,366           19,362            7,340           (2,193)         24,509
Interest expense.....................       262,188           50,189               --            7,031(13)      57,220
Interest income......................       (10,640)            (836)              --           (2,250)(14)     (3,086)
Gain on disposition of representation
  contracts..........................       (29,767)              --               --               --              --
Other (income) expense...............      (121,916)           6,440               --               --           6,440
                                         ----------         --------          -------         --------        --------
Income (loss) before income taxes....       (90,499)         (36,431)           7,340           (6,974)        (36,065)
Income tax benefit...................       (23,362)         (13,726)              --           (1,421)(15)    (15,147)
Dividends and accretion on preferred
  stock of subsidiary................            --               --               --               --              --
                                         ----------         --------          -------         --------        --------
Net income (loss)....................       (67,137)         (22,705)           7,340           (5,553)        (20,918)
Preferred stock dividends............        19,252               --               --               --              --
                                         ----------         --------          -------         --------        --------
Income (loss) attributable to common
  stockholders.......................    $  (86,389)        $(22,705)         $ 7,340         $ (5,553)       $(20,918)
                                         ==========         ========          =======         ========        ========
Basic and diluted income (loss) per
  common share.......................    $    (0.63)
                                         ==========
Weighted average common shares
  outstanding(24)....................       136,427
                                         ==========

                                                        COMPANY AS
                                                       ADJUSTED FOR                     PRO FORMA
                                        PRO FORMA       COMPLETED                      ADJUSTMENTS
                                       ADJUSTMENTS     TRANSACTIONS      PENDING         FOR THE
NINE MONTHS ENDED                        FOR THE         AND THE       TRANSACTIONS      PENDING         COMPANY
SEPTEMBER 30, 1998                     LIN MERGER       LIN MERGER    HISTORICAL(19)   TRANSACTIONS     PRO FORMA
------------------                     -----------     ------------   --------------   ------------     ----------
Gross revenues.......................   $     --        $1,403,846      $ 585,984       $ (48,072)(20)  $1,941,758
Less: agency commissions.............         --          (160,183)       (63,863)             --         (224,046)
                                        --------        ----------      ---------       ---------       ----------
Net revenues.........................         --         1,243,663        522,121         (48,072)       1,717,712
Operating expenses excluding
  depreciation and amortization......         --           671,889        310,358         (10,251)(20)     971,996
Depreciation and amortization........     17,808(16)       458,929        110,811         (16,475)(20)     765,331
                                                                                          212,066(21)
Corporate general and
  administrative.....................         --            37,303         18,793              --           56,096
Stock option compensation............         --                --         14,002              --           14,002
Executive severance charge...........         --            59,475             --              --           59,475
Other nonrecurring costs.............         --                --          7,505              --            7,505
                                        --------        ----------      ---------       ---------       ----------
Operating income (loss)..............    (17,808)           16,067         60,652        (233,412)        (156,693)
Interest expense.....................     (3,170)(17)      316,238        141,682          (6,100)(20)     446,310
                                                                                           (5,510)(22)
Interest income......................         --           (13,726)        (2,304)          6,100(20)       (9,930)
Gain on disposition of representation
  contracts..........................         --           (29,767)            --              --          (29,767)
Other (income) expense...............         --          (115,476)        30,894              --          (84,582)
                                        --------        ----------      ---------       ---------       ----------
Income (loss) before income taxes....    (14,638)         (141,202)      (109,620)       (227,902)        (478,724)
Income tax benefit...................       (554)(18)      (39,063)       (24,277)        (86,592)(23)    (149,932)
Dividends and accretion on preferred
  stock of subsidiary................         --                --         21,984              --           21,984
                                        --------        ----------      ---------       ---------       ----------
Net income (loss)....................    (14,084)         (102,139)      (107,327)       (141,310)        (350,776)
Preferred stock dividends............         --            19,252             --              --           19,252
                                        --------        ----------      ---------       ---------       ----------
Income (loss) attributable to common
  stockholders.......................   $(14,084)       $ (121,391)     $(107,327)      $(141,310)      $ (370,028)
                                        ========        ==========      =========       =========       ==========
Basic and diluted income (loss) per
  common share.......................                   $    (0.80)                                     $    (1.81)
                                                        ==========                                      ==========
Weighted average common shares
  outstanding(24)....................     16,180           152,607                         51,644          204,251
                                        ========        ==========                      =========       ==========

   See accompanying notes to Unaudited Pro Forma Condensed Combined Financial
                                   Statements

  ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET RELATED TO THE COMPLETED TRANSACTIONS

     (1) Reflects the Completed Transactions that were completed after September 30, 1998 as follows:

                                                             PURCHASE PRICE ALLOCATION
                           ---------------------------------------------------------------------------------------------
                                                  PROPERTY AND                                               DEFERRED
COMPLETED                   PURCHASE    CURRENT    EQUIPMENT,      INTANGIBLE      OTHER      CURRENT          TAX
TRANSACTIONS                 PRICE      ASSETS       NET(a)      ASSETS, NET(b)   ASSETS    LIABILITIES   LIABILITIES(c)
------------               ----------   -------   ------------   --------------   -------   -----------   --------------
Z-Spanish
  Acquisition(d).........  $   25,000   $    --     $     --        $     --      $25,000     $    --        $     --
Primedia
  Acquisition(e).........      74,770        --        4,323          70,447           --          --              --
Kunz Option(f)...........      39,289        --       23,573          15,716           --          --              --
Whiteco Acquisition(g)...     974,221    29,180      598,509         349,327        2,164      (4,959)             --
Cleveland
  Acquisitions(h)........     279,132    11,006        2,114         301,968           --        (129)        (35,827)
                           ----------   -------     --------        --------      -------     -------        --------
                           $1,392,412   $40,186     $628,519        $737,458      $27,164     $(5,088)       $(35,827)
                           ==========   =======     ========        ========      =======     =======        ========

                                   FINANCING
                           -------------------------
                           DECREASE IN   INCREASE IN
COMPLETED                     OTHER       LONG-TERM
TRANSACTIONS                 ASSETS         DEBT
------------               -----------   -----------
Z-Spanish
  Acquisition(d).........    $   --      $   25,000
Primedia
  Acquisition(e).........        --          74,770
Kunz Option(f)...........     6,000          33,289
Whiteco Acquisition(g)...        --         974,221
Cleveland
  Acquisitions(h)........        --         279,132
                             ------      ----------
                             $6,000      $1,386,412
                             ======      ==========

-------------------------

       (a) The Company has assumed that the historical balances of net property and equipment acquired approximate fair value for the preliminary allocation of the purchase price. Such amounts are based on information provided by management of the respective companies acquired in the Completed Transactions.

       (b) The Company, on a preliminary basis, has allocated the intangible assets of the radio acquisitions to broadcast licenses with an estimated average life of 15 years and has allocated the intangible assets of the outdoor acquisitions to goodwill with an estimated average life of 40 years. The amounts allocated to net intangible assets are preliminary and are based upon historical information from prior radio acquisitions and preliminary appraisals for the outdoor acquisitions.

       (c) Reflects the tax effect upon consummation of the transaction.

       (d) On October 9, 1998, the Company acquired approximately a 24.1% non-voting interest in Z-Spanish Media Corporation for $25,000 in cash. Z-Spanish Media, which is headquartered in Sacramento, California, is the owner and operator of 22 Hispanic format radio stations in California, Texas, Arizona and Illinois.

       (e) On October 23, 1998, the Company acquired Primedia Broadcast Group, Inc. and certain of its affiliates, which own and operate eight FM stations in Puerto Rico, for approximately $76,050 in cash less working capital deficit of $1,280 plus various other direct acquisition costs.

       (f) On November 13, 1998, the Company acquired approximately 1,000 display faces from Kunz & Company for $33,289 in cash plus various other direct acquisition costs (the "Kunz Option"). Martin had previously paid $6,000 in cash to Kunz & Company on July 31, 1997. Martin began operating these 1,000 display faces under a management agreement effective July 31, 1997.

       (g) On December 1, 1998, the Company acquired the assets of the Outdoor Advertising division of Whiteco Industries, Inc., an outdoor advertising company with over 22,000 billboards and outdoor displays in 34 states, for $930,000 in cash plus working capital of $24,221 subject to certain adjustments and various other direct acquisition costs of approximately $20,000.

       (h) On January 28, 1999, the Company acquired Wincom Broadcasting Corporation which owns WQAL-FM in Cleveland. The Company began operating WQAL-FM under a time brokerage agreement effective October 1, 1998. On February 2, 1999, the Company acquired additional radio stations in Cleveland including (i) WDOK-FM and WRMR-AM from Independent Group Limited Partnership, (ii) WZAK-FM from Zapis Communications and (iii) Zebra Broadcasting Corporation which owns WZJM-FM and WJMO-AM. The six Cleveland stations were acquired for an aggregate purchase price of $275,000 in cash plus working capital of $4,132 subject to certain adjustments (the "Cleveland Acquisitions").

     (2) Reflects the proceeds of $730,000 received on November 17, 1998 from the issuance of $750,000 of CMCLA's 8% Senior Notes due 2008, net of deferred debt issuance costs of $20,000. The net proceeds from the 8% senior notes offering were used to reduce bank borrowings under the revolving credit portion of the senior credit facility and the excess proceeds will be invested in short-term investment grade securities.

  ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET RELATED TO THE PENDING LIN TRANSACTIONS

     (3) The historical balance sheet of LIN at September 30, 1998 and the pro forma adjustments related to the Pending LIN Transactions are summarized below:

                                                                       PRO FORMA
                                                                      ADJUSTMENTS        LIN AS
                                                                        FOR THE       ADJUSTED FOR
                                                          LIN           PENDING       THE PENDING
                                                       HISTORICAL         LIN             LIN
                                                       AT 9/30/98   TRANSACTIONS(a)   TRANSACTIONS
                                                       ----------   ---------------   ------------
    ASSETS:
    Current assets...................................  $   97,887      $  9,709        $   99,614
                                                                         (7,982)
    Property and equipment, net......................     121,522        (1,739)          119,783
    Intangible assets, net...........................   1,450,821        80,485         1,531,306
    Other assets.....................................     127,537            11           174,048
                                                                         46,500
                                                       ----------      --------        ----------
              Total assets...........................  $1,797,767      $126,984        $1,924,751
                                                       ==========      ========        ==========
    LIABILITIES AND STOCKHOLDERS' EQUITY:
    Liabilities:
    Current portion of long-term debt................  $    7,742      $     --        $    7,742
    Other current liabilities........................      45,691           496            46,187
                                                       ----------      --------        ----------
              Total current liabilities..............      53,433           496            53,929
    Long-term debt, excluding current portion........     672,893       125,000           797,893
    Deferred tax liabilities.........................     523,294           656           523,950
    Other liabilities................................      11,051          (153)           10,898
                                                       ----------      --------        ----------
              Total liabilities......................   1,260,671       125,999         1,386,670
    Stockholders' equity:
    Common stock.....................................       5,393            --             5,393
    Additional paid-in capital.......................     553,655            --           553,655
    Accumulated deficit..............................     (21,952)          985           (20,967)
                                                       ----------      --------        ----------
              Total stockholders' equity.............     537,096           985           538,081
                                                       ----------      --------        ----------
              Total liabilities and stockholders'
                equity...............................  $1,797,767      $126,984        $1,924,751
                                                       ==========      ========        ==========

-------------------------

(a)  Reflects the Pending LIN Transactions as follows:

                                                       PURCHASE PRICE ALLOCATION
                       -----------------------------------------------------------------------------------------
                                              PROPERTY
                                                AND       INTANGIBLE                                DEFERRED
     PENDING LIN       PURCHASE   CURRENT    EQUIPMENT,    ASSETS,      OTHER       CURRENT           TAX
    TRANSACTIONS        PRICE      ASSETS      NET(i)        NET        ASSETS    LIABILITIES   LIABILITIES(II)
    ------------       --------   --------   ----------   ----------   --------   -----------   ----------------
WOOD-TV/
 WOTV-TV(iv).........  $132,982   $ 19,353    $ 13,505     $105,822    $  1,592     $(5,416)         $  --
KXTX-TV(v)...........  (46,500)     (9,644)    (15,244)     (25,337)     (1,581)      4,920           (656)
                       --------   --------    --------     --------    --------     -------          -----
      Total..........  $86,482    $  9,709    $ (1,739)    $ 80,485    $     11     $  (496)         $(656)
                       ========   ========    ========     ========    ========     =======          =====

                       PURCHASE PRICE ALLOCATION                    FINANCING
                       --------------------------   -----------------------------------------

                                                    DECREASE IN    INCREASE IN    INCREASE IN
     PENDING LIN          OTHER      ACCUMULATED      CURRENT      INVESTMENT      LONG-TERM
    TRANSACTIONS       LIABILITIES   DEFICIT(III)     ASSETS      IN SPORTS CO.      DEBT
    ------------       -----------   ------------   -----------   -------------   -----------
WOOD-TV/
 WOTV-TV(iv).........    $(1,874)       $   --        $7,982        $     --        $125,000
KXTX-TV(v)...........      2,027          (985)           --         (46,500)             --
                         -------        ------        ------        --------        --------
      Total..........    $   153        $ (985)       $7,982        $(46,500)       $125,000
                         =======        ======        ======        ========        ========

(i) The Company has assumed that historical balances of net property and equipment to be acquired approximate fair value for the preliminary allocation of the purchase price. Such amounts are based primarily on information provided by management of the respective stations to be acquired in the Pending LIN Transactions.

(ii)    Reflects the tax effect upon consummation of the transaction.

(iii) Represents the loss on sale, net of tax, upon consummation of the transaction.

(iv) On August 12, 1997, LIN entered into an agreement to acquire certain assets and assume certain liabilities of WOOD-TV and the LMA rights related to WOTV-TV (the "Grand Rapid Stations"), which are both located in the Grand Rapids-Kalamazoo-Battle Creek market, from AT&T Corporation for approximately $125,500 in cash plus accretion of 8.0% (which commenced on January 1, 1998) of $7,482. LIN currently provides services to the Grand Rapid Stations pursuant to a consulting agreement with AT&T. LIN, on a preliminary basis, has allocated the intangible assets to network affiliations and broadcast licenses with an estimated average life of 40 years. The amounts allocated to intangible assets are preliminary and are based upon historical information from prior acquisitions.

(v) On August 1, 1998, LIN Television of Texas, L.P., a subsidiary of LIN ("LIN Texas"), and Southwest Sports Group, Inc. entered into an Asset Purchase Agreement pursuant to which LIN Texas will assign its purchase option and LMA rights on KXTX-TV and sell certain assets and liabilities of KXTX-TV to Southwest Sports Group. In exchange, LIN Texas will receive 500,000 shares of Southwest Sports Group's series A convertible preferred stock, par value $100.00 per share. The intangible assets of KXTX-TV of $25,337 represent option value and LMA rights.

  ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET RELATED TO THE LIN MERGER

     (4) Merger Purchase Price Information. In connection with the LIN merger, each outstanding share of LIN common stock will be converted into the right to receive 0.0300 shares of Chancellor Media common stock. For purposes of the unaudited pro forma condensed combined financial statements, the fair market value of Chancellor Media common stock is calculated by using $51.00 per share which is based on the market price of Chancellor Media common stock on or around the announcement date of the LIN merger on July 7, 1998. The aggregate purchase price is summarized below:

    EXCHANGE OF LIN COMMON STOCK:
    Shares of LIN common stock outstanding......................  539,321,532
    Exchange ratio..............................................        .0300
                                                                  -----------
    Shares of Chancellor Media common stock issued in connection
      with the LIN merger.......................................   16,179,646
                                                                  ===========

    AGGREGATE PURCHASE PRICE:
    Estimated fair value of Chancellor Media common stock issued in connection with the LIN merger (16,179,646 shares @
      $51.00 per share).........................................                $   825,162
    LIN debt and equity assumed at fair values:
      Long-term debt outstanding:
         LIN term loan..........................................      295,000
         LIN 8 3/8% Senior Subordinated Notes due 2008..........      292,620
         LIN 10% Senior Discount Notes due 2008.................      213,688
                                                                  -----------
              Total long-term debt outstanding..................                    801,308
      Stock options issued to LIN stock option holders..........                     27,532
      Phantom stock outstanding.................................                     21,653
      Financial advisors, legal, accounting and other
         professional fees......................................                     30,000
                                                                                -----------
      Aggregate purchase price..................................                $ 1,705,655
                                                                                ===========

     To record the aggregate purchase price of the LIN merger and eliminate certain LIN historical balances as follows:

                                                           ELIMINATION
                                                             OF LIN
                                               PURCHASE    HISTORICAL        LIN
                                                PRICE       BALANCES       MERGER         NET
                                              ALLOCATION   AS ADJUSTED    FINANCING    ADJUSTMENT
                                              ----------   -----------   -----------   ----------
    Current assets..........................  $   99,614   $   (99,614)  $        --   $      --
    Property and equipment, net(a)..........     119,783      (119,783)           --          --
    Intangible assets(a)....................   1,941,383    (1,531,306)           --     410,077
    Other assets............................     125,910      (174,048)           --     (48,138)
    Current liabilities.....................     (46,187)       46,187            --          --
    Long-term debt(b).......................          --       805,635      (831,308)    (25,673)
    Deferred tax liability..................    (523,950)      523,950            --          --
    Other liabilities.......................     (10,898)       10,898            --          --
    Common Stock(c).........................          --         5,393          (162)      5,231
    Additional paid-in capital(d)...........          --       553,655      (874,185)   (320,530)
    Accumulated deficit.....................          --       (20,967)           --     (20,967)
                                              ----------   -----------   -----------   ---------
    Aggregate purchase price................  $1,705,655   $        --   $(1,705,655)  $      --
                                              ==========   ===========   ===========   =========

-------------------------

(a) The Company has assumed that historical balances of net property and equipment acquired approximate fair value for the preliminary allocation of the purchase price. The Company, on a preliminary basis, has allocated the $1,941,383 of intangible assets to goodwill and network affiliations and broadcast licenses with estimated average lives of 40 years. This preliminary allocation is based upon historical information from prior acquisitions provided by the management of LIN.

(b) Reflects the adjustment to record debt assumed or incurred by the Company including (i) the fair value of LIN's long-term debt of $801,308 and (ii) additional bank borrowings of $30,000 required to finance estimated financial advisors, legal, accounting and other professional fees.

(c) Reflects 16,179,646 shares of Chancellor Media common stock at a par value of $0.01 to be issued in connection with the LIN merger.

(d) Reflects (i) additional paid-in capital of $825,000 related to 16,179,646 shares of Chancellor Media common stock issued in connection with the LIN merger, (ii) additional paid-in capital of $21,653 related to 424,569 shares of phantom stock to be issued in connection with the LIN merger and (iii) the fair value of stock options assumed by Chancellor Media of $27,532. The $27,532 fair value of the LIN stock options was estimated using the Black-Scholes option pricing model and the LIN merger exchange ratio of .0300 applied to LIN's outstanding options and exercise prices. At September 30, 1998, LIN had 35,694,087 options outstanding with exercise prices ranging from $0.50 to $1.00.

     (5) To record a $146,397 deferred tax liability related to the difference between the financial statement carrying amount and the tax basis of LIN acquired assets.

  ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET RELATED TO THE PENDING TRANSACTIONS

     (6) Reflects the Pending Transactions as follows:

                                                      PURCHASE PRICE ALLOCATION
                               -----------------------------------------------------------------------

                                                        PROPERTY
                               PURCHASE/                  AND       INTANGIBLE
                                (SALES)     CURRENT    EQUIPMENT,    ASSETS,      OTHER      CURRENT
    PENDING TRANSACTIONS         PRICE       ASSETS      NET(a)       NET(b)     ASSETS    LIABILITIES
    --------------------       ----------   --------   ----------   ----------   -------   -----------
Chicago Disposition(e).......  $  (21,000)  $     --    $ (2,167)   $   (2,844)  $    --    $      --
Capstar Merger(f)............   4,720,780    178,069     241,402     5,890,919    28,509     (146,997)
Pegasus Acquisition(g).......      69,600     17,181      14,042        54,111        --      (14,923)
Phoenix Acquisition(h).......      90,000         --       1,788        88,212        --           --
                               ----------   --------    --------    ----------   -------    ---------
      Total..................  $4,859,380   $195,250    $255,065    $6,030,398   $28,509    $(161,920)
                               ==========   ========    ========    ==========   =======    =========

                                       PURCHASE PRICE ALLOCATION                                FINANCING
                               ------------------------------------------   -------------------------------------------------
                                                                             INCREASE
                                                                            (DECREASE)   INCREASE IN   INCREASE   INCREASE IN
                                  DEFERRED                                      IN       REDEEMABLE       IN      ADDITIONAL
                                    TAX            OTHER      ACCUMULATED   LONG-TERM     PREFERRED     COMMON      PAID-IN
    PENDING TRANSACTIONS       LIABILITIES(c)   LIABILITIES   DEFICIT(d)       DEBT         STOCK       STOCK       CAPITAL
    --------------------       --------------   -----------   -----------   ----------   -----------   --------   -----------
Chicago Disposition(e).......   $    (6,396)       $  --        $(9,593)    $  (21,000)   $     --       $ --     $       --
Capstar Merger(f)............    (1,470,971)        (151)            --      2,039,565     278,694        516      2,402,005
Pegasus Acquisition(g).......            --         (811)            --         69,600          --         --             --
Phoenix Acquisition(h).......            --           --             --         90,000          --         --             --
                                -----------        -----        -------     ----------    --------       ----     ----------
      Total..................   $(1,477,367)       $(962)       $(9,593)    $2,178,165    $278,694       $516     $2,402,005
                                ===========        =====        =======     ==========    ========       ====     ==========

-------------------------

(a) The Company has assumed that historical balances of net property and equipment to be acquired approximate fair value for the preliminary allocation of the purchase price. Such amounts are based primarily on information provided by management of the respective companies to be acquired in the Pending Transactions.

(b) The Company, on a preliminary basis, has allocated the intangible assets to broadcast licenses with an estimated average life of 15 years. The amounts allocated to net intangible assets are preliminary and are based upon historical information from prior acquisitions.

(c)  Reflects the tax effect upon consummation of the transaction.

(d) Reflects the gain on sale, net of tax, upon consummation of the transaction.

(e) On August 20, 1998, the Company entered into an agreement to sell WMVP-AM in Chicago to ABC, Inc. for $21,000 in cash (the "Chicago Disposition"). The Company entered into a time brokerage agreement to sell substantially all of the broadcast time of WMVP-AM effective September 10, 1998.

(f) On August 26, 1998, the Company and Capstar Broadcasting Corporation and its subsidiaries entered into an agreement to merge in a stock-for-stock transaction that will create the nation's largest radio broadcasting entity. Pursuant to this agreement, the Company will acquire Capstar in a reverse merger in which Capstar will be renamed Chancellor Media Corporation. Each share of Chancellor Media common stock will represent one share in the combined entity. Each share of Capstar common stock will represent 0.480 shares of common stock in the combined entity, subject to an upward adjustment not to exceed 0.025 shares to the extent that Capstar's 1998 cash flow from specified assets exceeds certain specified targets. Capstar will own and operate or program more than 340 radio stations serving 82 mid-sized markets nationwide upon completion of the Pending Capstar Transactions.

     Merger Purchase Price Information. In connection with the Capstar merger, each outstanding share of Capstar common stock will be converted into the right to receive 0.480 shares of the combined entity. For purposes of the unaudited pro forma condensed combined financial statements, the fair market value of common stock is calculated by using $44.75 per share which is based on the market price of the Chancellor Media common stock on and around the announcement date of the Capstar merger on August 26, 1998. The aggregate purchase price is summarized below:

   EXCHANGE OF CAPSTAR COMMON STOCK:
   Shares of Capstar common stock outstanding..................              107,591,598
   Exchange ratio..............................................                    0.480
                                                                             -----------
   Shares of common stock to be issued in connection with the
     Capstar merger............................................               51,643,967
                                                                             ===========
   AGGREGATE PURCHASE PRICE:
   Estimated fair value of common stock to be issued in
     connection with the Capstar merger (51,643,967 shares @
     $44.75 per share).........................................              $ 2,311,068
   Capstar debt and equity assumed at fair values:
     Long-term debt outstanding:
        Capstar credit facility................................  1,087,300
        Capstar 12 3/4% Senior Discount Notes due 2009.........    209,246
        Capstar 9 1/4% Senior Subordinated Notes due 2007......    200,580
        Capstar 10 3/4% Senior Subordinated Notes due 2006.....    330,136
        Capstar note payable to affiliate......................    150,000
        Capital lease obligation and other notes payable.......     12,303
                                                                 ---------
     Total long-term debt outstanding..........................                1,989,565
     Capstar's 12% senior exchangeable preferred stock.........                  128,652
     Capstar's series E 12 5/8% cumulative preferred stock.....                  150,042
     Stock options issued by Capstar...........................                   91,453
   Financial advisors, legal, accounting and other professional
     fees......................................................                   50,000
                                                                             -----------
   Aggregate purchase price....................................              $ 4,720,780
                                                                             ===========

     To record the aggregate purchase price of the Capstar merger as follows:

   Current assets..............................................   $  178,069
   Property and equipment, net.................................      241,402
   Intangible assets...........................................    5,890,919
   Other assets................................................       28,509
   Current liabilities.........................................     (146,997)
   Deferred tax liabilities....................................   (1,470,971)
   Other liabilities...........................................         (151)
                                                                  ----------
                                                                  $4,720,780
                                                                  ==========

     To record the financing of the Capstar merger as follows:

   Long-term debt..............................................  $2,039,565(1)
   Redeemable preferred stock..................................     278,694(2)
   Common stock................................................         516(3)
   Additional paid-in capital..................................   2,402,005(4)
                                                                 ----------
                                                                 $4,720,780
                                                                 ==========

-------------------------

     (1)Reflects the adjustment to record the fair value of the debt assumed or incurred by the Company including (i) the fair value of Capstar's long-term debt of $1,989,565 and (ii) additional bank borrowings of $50,000 required to finance estimated financial advisors, legal, accounting and other professional fees.

     (2)Reflects the adjustment to record the estimated fair value of redeemable preferred stock to be issued by the Company in exchange for (i) Capstar's 12% senior exchangeable preferred stock of $128,652 and (ii) Capstar's series E cumulative exchangeable preferred stock of $150,042.

     (3)Reflects 51,643,967 shares of Chancellor Media common stock at a par value of $0.01 to be issued in connection with the Capstar merger.

     (4)Reflects additional paid-in capital of $2,402,005 related to 51,643,967 shares of Chancellor Media common stock to be issued in connection with the Capstar merger and the fair value of stock options and warrants assumed by the Company of $91,453. The $91,453 fair value of Capstar's stock options and warrants was estimated using the Black-Scholes option pricing model and the Capstar merger exchange ratio of 0.48 applied to Capstar's outstanding options and warrants and exercise prices. At September 30, 1998, Capstar had 3,976,218 options outstanding with exercise prices ranging from $7.10 to $19.00 and 2,696,406 warrants outstanding with exercise prices ranging from $14.00 to $18.10.

(g) On September 3, 1998, the Company entered into an agreement to acquire Pegasus Broadcasting of San Juan, L.L.C., a television broadcasting company which owns a television station in Puerto Rico, for approximately $69,600 in cash plus various other direct acquisition costs.

(h) On September 15, 1998, the Company entered into an agreement to acquire KKFR-FM and KFYI-AM in Phoenix from The Broadcast Group, Inc. for $90,000 in cash plus various other direct acquisition costs. The Company began operating KKFR-FM and KFYI-AM under a time brokerage agreement effective November 5, 1998.

     (7) Reflects the elimination of the $150,000 Capstar loan (as described on page P-35) in connection with the Capstar merger.

COMPANY'S HISTORICAL CONDENSED COMBINED STATEMENTS OF OPERATIONS AND ADJUSTMENTS RELATED TO THE COMPLETED TRANSACTIONS

(8) The Company's historical condensed combined statement of operations for the year ended December 31, 1997 and for the nine months ended September 30, 1998 and pro forma adjustments related to the Completed Transactions are summarized below:

                                                                           ACQUISITIONS
                                     ----------------------------------------------------------------------------------------
                                                                                                CHANCELLOR AS
                                                                                  EVERGREEN     ADJUSTED FOR
                                                                    WUSL-FM         VIACOM        COMPLETED        KDGE-FM
                                                   WDAS-FM/AM       WIOQ-FM      ACQUISITION     CHANCELLOR        KZPS-FM
                                      COMPANY      HISTORICAL     HISTORICAL      HISTORICAL    TRANSACTIONS     HISTORICAL
YEAR ENDED DECEMBER 31, 1997         HISTORICAL   1/1 - 5/1(a)   1/1 - 5/15(b)   1/1 - 7/2(c)   1/1 - 9/5(d)    1/1 - 7/31(e)
----------------------------         ----------   ------------   -------------   ------------   -------------   -------------
Gross revenues.....................   $663,804       $5,028         $7,088         $38,972        $241,481         $7,616
Less: agency commissions...........    (81,726)        (680)          (829)         (5,470)        (30,754)          (929)
                                      --------       ------         ------         -------        --------         ------
Net revenues.......................    582,078        4,348          6,259          33,502         210,727          6,687
Operating expenses excluding
 depreciation and amortization.....    316,248        2,533          3,649          14,936         119,328          5,293
Depreciation and amortization......    185,982          875             --           2,279          30,505            280
Corporate general and
 administrative....................     21,442          172            141             682           7,580             --
Merger expense.....................         --           --             --              --           6,124             --
Restructuring charge...............         --           --             --              --              --             --
Stock option compensation..........         --           --             --              --           3,083             --
Profit participation fee...........         --           --             --              --              --             --
                                      --------       ------         ------         -------        --------         ------
Operating income (loss)............     58,406          768          2,469          15,605          44,107          1,114
Interest expense...................     85,017           19            990              --          56,600             --
Interest income....................     (1,922)         (21)            --              --            (218)            --
Gain on disposition of assets......    (18,380)          --             --              --              --             --
Other (income) expense.............        383          884             --              --            (584)            12
                                      --------       ------         ------         -------        --------         ------
Income (loss) before income
 taxes.............................     (6,692)        (114)         1,479          15,605         (11,691)         1,102
Income tax expense (benefit).......      7,802           --             --           5,892          (1,676)            --
Dividends and accretion on
 preferred stock of subsidiary.....     12,901           --             --              --          27,321             --
                                      --------       ------         ------         -------        --------         ------
Net income (loss)..................    (27,395)        (114)         1,479           9,713         (37,336)         1,102
Preferred stock dividends..........     12,165           --             --              --           5,281             --
                                      --------       ------         ------         -------        --------         ------
Income (loss) attributable to
 common stockholders...............   $(39,560)      $ (114)        $1,479         $ 9,713        $(42,617)        $1,102
                                      ========       ======         ======         =======        ========         ======
Basic and diluted income (loss) per
 common share......................   $  (0.41)
                                      ========
Weighted average common shares
 outstanding(ii)...................     95,636
                                      ========

                                                                       ACQUISITIONS
                                     ---------------------------------------------------------------------------------

                                          KATZ                                            KBIG-FM
                                      ACQUISITION        GANNETT          KXPK-FM         KLDE-FM
                                       HISTORICAL       HISTORICAL      HISTORICAL        WBIX-FM          KODA-FM
YEAR ENDED DECEMBER 31, 1997         1/1 - 10/28(f)   1/1 - 12/29(g)   1/1 - 8/31(h)   1/1 - 10/10(i)   1/1 - 12/31(j)
----------------------------         --------------   --------------   -------------   --------------   --------------
Gross revenues.....................     $144,886         $61,057          $3,460          $33,125          $20,869
Less: agency commissions...........           --          (8,052)           (458)          (4,636)          (2,889)
                                        --------         -------          ------          -------          -------
Net revenues.......................      144,886          53,005           3,002           28,489           17,980
Operating expenses excluding
 depreciation and amortization.....      109,341          26,303           2,816           18,277            7,535
Depreciation and amortization......          141           1,736             198               --            1,848
Corporate general and
 administrative....................        8,105              --              --               --               --
Merger expense.....................           --              --              --               --               --
Restructuring charge...............       15,958              --              --               --               --
Stock option compensation..........           --              --              --               --               --
Profit participation fee...........           --              --              --               --               --
                                        --------         -------          ------          -------          -------
Operating income (loss)............       11,341          24,966             (12)          10,212            8,597
Interest expense...................       18,310              --              --               --               --
Interest income....................         (170)             --              --               --               --
Gain on disposition of assets......           --              --              --               --               --
Other (income) expense.............           --            (375)            (81)              --               --
                                        --------         -------          ------          -------          -------
Income (loss) before income
 taxes.............................       (6,799)         25,341              69           10,212            8,597
Income tax expense (benefit).......        1,912          10,127              --               --               --
Dividends and accretion on
 preferred stock of subsidiary.....           --              --              --               --               --
                                        --------         -------          ------          -------          -------
Net income (loss)..................       (8,711)         15,214              69           10,212            8,597
Preferred stock dividends..........           --              --              --               --               --
                                        --------         -------          ------          -------          -------
Income (loss) attributable to
 common stockholders...............     $ (8,711)        $15,214          $   69          $10,212          $ 8,597
                                        ========         =======          ======          =======          =======
Basic and diluted income (loss) per
 common share......................
Weighted average common shares
 outstanding(ii)...................

                                                                        ACQUISITIONS
                                     ----------------------------------------------------------------------------------
                                                        MARTIN AS
                                                       ADJUSTED FOR
                                                        COMPLETED         PRIMEDIA         WHITECO         CLEVELAND
                                                          MARTIN        ACQUISITION      ACQUISITION      ACQUISITIONS
                                       WWDC-FM/AM      TRANSACTIONS      HISTORICAL       HISTORICAL       HISTORICAL
YEAR ENDED DECEMBER 31, 1997         1/1 - 12/31(k)   1/1 - 12/31(l)   1/1 - 12/31(m)   1/1 - 12/31(n)   1/1 - 12/31(o)
----------------------------         --------------   --------------   --------------   --------------   --------------
Gross revenues.....................      $11,416         $84,882          $15,732          $126,801         $ 33,728
Less: agency commissions...........       (1,430)         (8,983)          (3,482)           (8,703)          (4,102)
                                         -------         -------          -------          --------         --------
Net revenues.......................        9,986          75,899           12,250           118,098           29,626
Operating expenses excluding
 depreciation and amortization.....        5,597          38,836            7,986            63,984           16,433
Depreciation and amortization......           90          25,326            2,916            11,525              673
Corporate general and
 administrative....................           --           1,080               --             6,074              481
Merger expense.....................           --              --               --                --               --
Restructuring charge...............           --              --               --                --               --
Stock option compensation..........           --              --               --                --               --
Profit participation fee...........           --              --               --             2,322               --
                                         -------         -------          -------          --------         --------
Operating income (loss)............        4,299          10,657            1,348            34,193           12,039
Interest expense...................          123          17,013            2,102                 4              714
Interest income....................          (36)           (293)             (25)               --             (513)
Gain on disposition of assets......           --              --               --                --               --
Other (income) expense.............          (98)          1,767               66            (1,833)          (1,357)
                                         -------         -------          -------          --------         --------
Income (loss) before income
 taxes.............................        4,310          (7,830)            (795)           36,022           13,195
Income tax expense (benefit).......           --              --              (53)               --               75
Dividends and accretion on
 preferred stock of subsidiary.....           --              --               --                --               --
                                         -------         -------          -------          --------         --------
Net income (loss)..................        4,310          (7,830)            (742)           36,022           13,120
Preferred stock dividends..........           --              --               --                --               --
                                         -------         -------          -------          --------         --------
Income (loss) attributable to
 common stockholders...............      $ 4,310         $(7,830)         $  (742)         $ 36,022         $ 13,120
                                         =======         =======          =======          ========         ========
Basic and diluted income (loss) per
 common share......................
Weighted average common shares
 outstanding(ii)...................

                                                                            DISPOSITIONS
                                    ---------------------------------------------------------------------------------------------

                                       WPEG-FM
                                     WBAV-FM/AM
                                       WRFX-FM                         WPNT-FM                                      SAN FRANCISCO
                                       WFNZ-AM         WNKS-FM        HISTORICAL      WEJM-FM/AM       WJZW-FM        FREQUENCY
                                     HISTORICAL      HISTORICAL         5/30 -        HISTORICAL      HISTORICAL     HISTORICAL
YEAR ENDED DECEMBER 31, 1997        1/1 - 5/15(b)   1/1 - 5/15(p)      6/19(q)       1/1 - 8/26(r)   1/1 - 7/7(s)   1/1 - 7/7(t)
----------------------------        -------------   -------------   --------------   -------------   ------------   -------------
Gross revenues.....................    $(7,788)        $(1,332)         $(567)          $(1,279)       $(4,137)        $(1,370)
Less: agency commissions...........      1,029             142             93               135            567             178
                                       -------         -------          -----           -------        -------         -------
Net revenues.......................     (6,759)         (1,190)          (474)           (1,144)        (3,570)         (1,192)
Operating expenses excluding
  depreciation and amortization....     (3,569)           (994)          (285)           (1,276)        (2,161)         (1,738)
Depreciation and amortization......         --            (212)          (279)             (305)          (315)            (84)
Corporate general and
  administrative...................         --              --             --                --            (70)             --
Merger expense.....................         --              --             --                --             --              --
Restructuring charge...............         --              --             --                --             --              --
Stock option compensation..........         --              --             --                --             --              --
Profit participation fee...........         --              --             --                --             --              --
                                       -------         -------          -----           -------        -------         -------
Operating income (loss)............     (3,190)             16             90               437         (1,024)            630
Interest expense...................         --              --             --                --             --              --
Interest income....................         --              --             --                --             --              --
Gain on disposition of assets......         --              --             --                --             --              --
Other (income) expense.............         --              --             --                --             --              --
                                       -------         -------          -----           -------        -------         -------
Income (loss) before income
  taxes............................     (3,190)             16             90               437         (1,024)            630
Income tax expense (benefit).......         --              --             --                --           (260)             --
Dividends and accretion on
  preferred stock of subsidiary....         --              --             --                --             --              --
                                       -------         -------          -----           -------        -------         -------
Net income (loss)..................     (3,190)             16             90               437           (764)            630
Preferred stock dividends..........         --              --             --                --             --              --
                                       -------         -------          -----           -------        -------         -------
Income (loss) attributable to
  common stockholders..............    $(3,190)        $    16          $  90           $   437        $  (764)        $   630
                                       =======         =======          =====           =======        =======         =======
Basic and diluted income (loss) per
  common share.....................
Weighted average common shares
  outstanding(ii)..................

                                                                              DISPOSITIONS
                                     ----------------------------------------------------------------------------------------------
                                                                                                                        WBAB-FM
                                                        WBZS-AM                                                         WBLI-FM
                                                        WZHF-AM                                                         WGBB-AM
                                        KDFC-FM         KDFC-AM                       BONNEVILLE        WFLN-FM         WHFM-FM
                                      HISTORICAL      HISTORICAL        WLUP-FM         OPTION        HISTORICAL       HISTORICAL
                                         1/1 -           1/1 -        HISTORICAL      HISTORICAL         1/1 -           1/1 -
YEAR ENDED DECEMBER 31, 1997            1/31(u)         8/13(v)      1/1 - 7/14(e)   1/1 - 10/1(i)      4/30(w)         12/31(x)
----------------------------         -------------   -------------   -------------   -------------   -------------   --------------
Gross revenues.....................      $(278)         $(1,091)        $(6,928)       $(31,429)        $(1,298)        $(12,794)
Less: agency commissions...........         26               23             935           3,951             134            1,459
                                         -----          -------         -------        --------         -------         --------
Net revenues.......................       (252)          (1,068)         (5,993)        (27,478)         (1,164)         (11,335)
Operating expenses excluding
  depreciation and amortization....       (224)            (665)         (5,642)        (14,434)           (728)          (8,048)
Depreciation and amortization......         --              (54)         (1,443)             --            (800)              --
Corporate general and
  administrative...................         --              (18)             --              --              --               --
Merger expense.....................         --               --              --              --              --               --
Restructuring charge...............         --               --              --              --              --               --
Stock option compensation..........         --               --              --              --              --               --
Profit participation fee...........         --               --              --              --              --               --
                                         -----          -------         -------        --------         -------         --------
Operating income (loss)............        (28)            (331)          1,092         (13,044)            364           (3,287)
Interest expense...................         --               --              --              (1)             --               --
Interest income....................         --               --              --              10              --               --
Gain on disposition of assets......         --               --              --              --              --               --
Other (income) expense.............         --               --              --              --              --               --
                                         -----          -------         -------        --------         -------         --------
Income (loss) before income
  taxes............................        (28)            (331)          1,092         (13,053)            364           (3,287)
Income tax expense (benefit).......         --              (98)             --              --              --               --
Dividends and accretion on
  preferred stock of subsidiary....         --               --              --              --              --               --
                                         -----          -------         -------        --------         -------         --------
Net income (loss)..................        (28)            (233)          1,092         (13,053)            364           (3,287)
Preferred stock dividends..........         --               --              --              --              --               --
                                         -----          -------         -------        --------         -------         --------
Income (loss) attributable to
  common stockholders..............      $ (28)         $  (233)        $ 1,092        $(13,053)        $   364         $ (3,287)
                                         =====          =======         =======        ========         =======         ========
Basic and diluted income (loss) per
  common share.....................
Weighted average common shares
  outstanding(ii)..................


                                                      COMPANY AS
                                                     ADJUSTED FOR
                                      PRO FORMA       COMPLETED
YEAR ENDED DECEMBER 31, 1997         ADJUSTMENTS     TRANSACTIONS
----------------------------         -----------     ------------
Gross revenues.....................   $ (17,651)(y)   $1,411,160
                                           (843)(z)
Less: agency commissions...........          --         (154,451)
                                      ---------       ----------
Net revenues.......................     (18,494)       1,256,709
Operating expenses excluding
  depreciation and amortization....     (14,395)(y)      704,936
Depreciation and amortization......      (2,677)(y)      464,160
                                        154,167(aa)
                                         51,788(bb)
Corporate general and
  administrative...................          --           45,669
Merger expense.....................      (6,124)(dd)          --
Restructuring charge...............          --           15,958
Stock option compensation..........          --            3,083
Profit participation fee...........      (2,322)(ee)          --
                                      ---------       ----------
Operating income (loss)............    (198,931)          22,903
Interest expense...................        (579)(y)      349,584
                                        169,272(ff)
Interest income....................          --           (3,188)
Gain on disposition of assets......          --          (18,380)
Other (income) expense.............          --           (1,216)
                                      ---------       ----------
Income (loss) before income
  taxes............................    (367,624)        (303,897)
Income tax expense (benefit).......    (131,828)(gg)    (108,107)
Dividends and accretion on
  preferred stock of subsidiary....     (40,222)(hh)          --
                                      ---------       ----------
Net income (loss)..................    (195,574)        (195,790)
Preferred stock dividends..........          --           17,446
                                      ---------       ----------
Income (loss) attributable to
  common stockholders..............   $(195,574)      $ (213,236)
                                      =========       ==========
Basic and diluted income (loss) per
  common share.....................                   $    (1.64)
                                                      ==========
Weighted average common shares
  outstanding(ii)..................      34,617          130,253
                                      =========       ==========

                                                                         ACQUISITIONS
                                    ---------------------------------------------------------------------------------------
                                                                   MARTIN AS
                                                                 ADJUSTED FOR
                                                                   COMPLETED       PRIMEDIA       WHITECO       CLEVELAND
                                      KODA-FM      WWDC-FM/AM       MARTIN       ACQUISITION    ACQUISITION    ACQUISITIONS
  NINE MONTHS ENDED     COMPANY      HISTORICAL    HISTORICAL    TRANSACTIONS     HISTORICAL     HISTORICAL     HISTORICAL
 SEPTEMBER 30, 1998    HISTORICAL   1/1-5/29 (j)   1/1-6/1 (k)   1/1-7/31 (l)    1/1-9/30 (m)   1/1-9/30 (n)   1/1-9/30 (o)
 ------------------    ----------   ------------   -----------   -------------   ------------   ------------   ------------
Gross revenues.......  $1,015,562      $ 9,132       $4,273         $54,186        $11,749        $103,694       $27,008
Less: agency
 commissions.........    (116,466)      (1,250)        (528)         (5,768)        (3,070)         (7,191)       (3,539)
                       ----------      -------       ------         -------        -------        --------       -------
Net revenues.........     899,096        7,882        3,745          48,418          8,679          96,503        23,469
Operating expenses
 excluding
 depreciation and
 amortization........     491,924        2,771        2,158          23,171          4,954          49,625        12,696
Depreciation and
 amortization........     315,772          841           45          15,083          2,158           8,760           174
Corporate general and
 administrative......      25,188           --           --           1,035            317           5,193            --
Executive severance
 charge..............      59,475           --           --              --             --              --            --
Profit participation
 fee.................          --           --           --              --             --           1,756            --
                       ----------      -------       ------         -------        -------        --------       -------
Operating income
 (loss)..............       6,737        4,270        1,542           9,129          1,250          31,169        10,599
Interest expense.....     145,992           --           62          11,057          1,679              98           156
Interest income......     (10,283)          --          (18)           (261)            --             (32)          (46)
Gain on disposition
 of representation
 contracts...........     (29,767)          --           --              --             --              --            --
Other (income)
 expense.............    (127,404)          --          (49)          5,461             23            (820)          873
                       ----------      -------       ------         -------        -------        --------       -------
Income (loss) before
 income taxes........      28,199        4,270        1,547          (7,128)          (452)         31,923         9,616
Income tax expense
 (benefit)...........      32,507           --           --              --             --              --            --
Dividends on
 preferred stock of
 subsidiary..........      17,601           --           --              --             --              --            --
                       ----------      -------       ------         -------        -------        --------       -------
Net income (loss)....     (21,909)       4,270        1,547          (7,128)          (452)         31,923         9,616
Preferred stock
 dividends...........      19,252           --           --              --             --              --            --
                       ----------      -------       ------         -------        -------        --------       -------
Income (loss)
 attributable to
 common
 stockholders........  $  (41,161)     $ 4,270       $1,547         $(7,128)       $  (452)         31,923       $ 9,616
                       ==========      =======       ======         =======        =======        ========       =======
Basic and diluted
 income (loss) per
 common share........  $    (0.30)
                       ==========
Weighted average
 common shares
 outstanding(ii).....     136,427
                       ==========

                       DISPOSITIONS
                       ------------
                         WBAB-FM
                         WBLI-FM
                         WGBB-AM                         COMPANY
                         WHFM-FM                     AS ADJUSTED FOR
  NINE MONTHS ENDED     HISTORICAL     PRO FORMA        COMPLETED
 SEPTEMBER 30, 1998    1/1-5/29 (x)   ADJUSTMENTS     TRANSACTIONS
 ------------------    ------------   -----------    ---------------
Gross revenues.......    $(5,063)      $      --       $1,220,541
Less: agency
 commissions.........        514              --         (137,298)
                         -------       ---------       ----------
Net revenues.........     (4,549)             --        1,083,243
Operating expenses
 excluding
 depreciation and
 amortization........     (3,331)             --          583,968
Depreciation and
 amortization........         --          20,409(aa)      399,271
                                          36,029(bb)
Corporate general and
 administrative......         --            (570)(cc)       31,163
Executive severance
 charge..............         --              --           59,475
Profit participation
 fee.................         --          (1,756)(ee)           --
                         -------       ---------       ----------
Operating income
 (loss)..............     (1,218)        (54,112)           9,366
Interest expense.....         --         103,144(ff)      262,188
Interest income......         --              --          (10,640)
Gain on disposition
 of representation
 contracts...........         --              --          (29,767)
Other (income)
 expense.............         --              --         (121,916)
                         -------       ---------       ----------
Income (loss) before
 income taxes........     (1,218)       (157,256)         (90,499)
Income tax expense
 (benefit)...........         --         (55,869)(gg)      (23,362)
Dividends on
 preferred stock of
 subsidiary..........         --         (17,601)(hh)           --
                         -------       ---------       ----------
Net income (loss)....     (1,218)        (83,786)         (67,137)
Preferred stock
 dividends...........         --              --           19,252
                         -------       ---------       ----------
Income (loss)
 attributable to
 common
 stockholders........    $(1,218)      $ (83,786)      $  (86,389)
                         =======       =========       ==========
Basic and diluted
 income (loss) per
 common share........                                  $    (0.63)
                                                       ==========
Weighted average
 common shares
 outstanding(ii).....                                     136,427
                                                       ==========

-------------------------

(a) On May 1, 1997, the Company acquired, in the Beasley Acquisition, WDAS-FM/AM in Philadelphia for $103,000 in cash plus various other direct acquisition costs.

(b) On May 15, 1997, the Company exchanged, in the EZ Exchange, 5 of its 6 stations in the Charlotte market (WPEG-FM, WBAV-FM/AM, WRFX-FM and WFNZ-AM) for WUSL-FM and WIOQ-FM in Philadelphia.

(c) On July 2, 1997, the Company acquired, in the Evergreen Viacom Acquisition, WLTW-FM and WAXQ-FM in New York and WMZQ-FM, WJZW-FM, WZHF-AM, and WBZS-AM in Washington, D.C. for approximately $612,388 in cash including various other direct acquisition costs. The Evergreen Viacom Acquisition was financed with (i) bank borrowings under the senior credit facility of $552,559; (ii) $53,750 in escrow funds paid by the Company on February 19, 1997 and (iii) $6,079 financed through working capital. In June 1997, the Company issued 5,990,000 shares of $3.00 convertible exchangeable preferred stock for net proceeds of approximately $287,800 which were used to repay borrowings under the senior credit facility and subsequently were reborrowed on July 2, 1997 as part of the financing of the Evergreen Viacom Acquisition. On July 7, 1997, the Company sold WJZW-FM in Washington, D.C. to affiliates of Capital Cities/ABC Radio for $68,000 in cash. The assets of WJZW-FM, as well as the assets of WZHF-AM and WBZS-AM, which were sold on August 13, 1997, were accounted for as assets held for sale in connection with the purchase price allocation of the Viacom Acquisition and no gain or loss was recognized by the Company upon consummation of the sales (see 8(s) and 8(v)).

(d) On September 5, 1997, pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of February 19, 1997 and amended and restated on July 31, 1997 (the "Chancellor Media Merger Agreement"), among Chancellor, Chancellor Radio Broadcasting Company ("CRBC"), Evergreen Media Corporation ("Evergreen"), Evergreen Mezzanine Holdings Corporation ("EMHC") and Evergreen Media Corporation of Los Angeles ("EMCLA"), (i) Chancellor was merged with and into EMHC, a direct, wholly-owned subsidiary of Evergreen, with EMHC remaining as the surviving corporation and (ii) CRBC was merged with and into EMCLA, a direct, wholly-owned subsidiary of EMHC, with EMCLA remaining as the surviving corporation (collectively, the "Chancellor Merger"). Upon consummation of the transactions, Evergreen was renamed Chancellor Media Corporation and EMHC was renamed Chancellor Mezzanine Holdings Corporation ("CMHC"), and EMCLA was renamed CMCLA. Consummation of the Chancellor merger added 52 radio stations (36 FM and 16 AM) to the Company's portfolio of stations, including 13 stations in markets in which the Company previously operated. The total purchase price allocated to net assets acquired was approximately $1,998,383 which included (i) the conversion of each outstanding share of Chancellor Media common stock into
     0.9091 shares of Chancellor Media common stock, resulting in the issuance of 34,617,460 shares of Chancellor Media common stock at $15.50 per share,
     (ii) the assumption of long-term debt of CRBC of $949,000 which included $549,000 of borrowings outstanding under the CRBC senior credit facility, $200,000 of CRBC's 9 3/8% senior subordinated notes due 2004 and $200,000 of CRBC's 8 3/4% senior subordinated notes due 2007, (iii) the issuance of 2,117,629 shares of CMCLA's 12% exchangeable preferred stock in exchange for CRBC's substantially identical securities with a fair value of $215,570 including accrued and unpaid dividends of $3,807, (iv) the issuance of 1,000,000 shares of CMCLA's 12 1/4% series A senior cumulative exchangeable preferred stock in exchange for CRBC's substantially identical securities with a fair value of $120,217 including accrued and unpaid dividends of $772, (v) the issuance of 2,200,000 shares of the Company's 7% convertible preferred stock in exchange for Chancellor Media's substantially identical securities with a fair value of $111,048 including accrued and unpaid dividends of $1,048, (vi) the assumption of stock options issued to Chancellor stock option holders with a fair value of $34,977 and (vii) estimated acquisition costs of $31,000.

     Chancellor's historical condensed combined statement of operations for the year ended December 31, 1997 and pro forma adjustments related to the transactions completed by Chancellor prior to the Chancellor merger (the "Completed Chancellor Transactions") is summarized below:

                                                           ACQUISITIONS          DISPOSITIONS
                                                     -------------------------   -------------    PRO FORMA       CHANCELLOR
                                                                   CHANCELLOR                    ADJUSTMENTS     AS ADJUSTED
                                                                     VIACOM                        FOR THE           FOR
                                        CHANCELLOR     COLFAX      ACQUISITION      WDRQ-FM       COMPLETED       COMPLETED
              YEAR ENDED                HISTORICAL   HISTORICAL    HISTORICAL     HISTORICAL      CHANCELLOR      CHANCELLOR
          DECEMBER 31, 1997              1/1-9/5     1/1-1/23(i)   1/1-7/2(ii)   1/1-8/11(iii)   TRANSACTIONS    TRANSACTIONS
          -----------------             ----------   -----------   -----------   -------------   ------------    ------------
Gross revenues........................   $215,018      $3,183        $29,214        $(2,395)       $ (3,539)(iv)   $241,481
Less: agency commissions..............    (26,575)       (384)        (4,046)           251              --         (30,754)
                                         --------      ------        -------        -------        --------        --------
Net revenues..........................    188,443       2,799         25,168         (2,144)         (3,539)        210,727
Operating expenses excluding
  depreciation and amortization.......    110,548       1,872         13,326         (1,986)         (4,432)(iv)    119,328
Depreciation and amortization.........     23,919          --          2,370           (186)          4,484(v)       30,505
                                                                                                        (82)(vi)
Corporate general and
  administrative......................      7,102          --            520            (42)             --           7,580
Merger expense........................      6,124          --             --             --              --           6,124
Stock option compensation.............      3,083          --             --             --              --           3,083
                                         --------      ------        -------        -------        --------        --------
Operating income (loss)...............     37,667         927          8,952             70          (3,509)         44,107
Interest expense......................     40,024          --          3,178             --          13,398(vii)     56,600
Interest income.......................       (218)         --             --             --              --            (218)
Other income..........................       (584)         --             --             --              --            (584)
                                         --------      ------        -------        -------        --------        --------
Income (loss) before income taxes.....     (1,555)        927          5,774             70         (16,907)        (11,691)
Income tax expense (benefit)..........      1,378          --          1,558             18          (4,630)(viii)     (1,676)
Dividends and accretion on preferred
  stock of subsidiary.................     25,817          --             --             --           1,504(ix)      27,321
                                         --------      ------        -------        -------        --------        --------
Net income (loss).....................    (28,750)        927          4,216             52         (13,781)        (37,336)
Preferred stock dividends.............      4,810          --             --             --             471(x)        5,281
                                         --------      ------        -------        -------        --------        --------
Income (loss) attributable to common
  stock...............................   $(33,560)     $  927        $ 4,216        $    52        $(14,252)       $(42,617)
                                         ========      ======        =======        =======        ========        ========

-------------------------

(i) On January 23, 1997, Chancellor acquired Colfax Communications, a radio broadcasting company, with 12 radio stations (8 FM and 4 AM) located in 4 markets (Minneapolis-St. Paul, Phoenix, Washington, D.C. and Milwaukee markets). The total purchase price, including acquisition costs, allocated to net assets acquired was approximately $383,700. The acquisition of Colfax was financed through (i) a private placement by CRBC of $200,000 of 12% exchangeable preferred stock for net proceeds of $191,817; (ii) a private placement by Chancellor of $110,000 of 7% convertible preferred stock for net proceeds of $105,546; (iii) additional bank borrowings under CRBC's previous senior credit agreement of $65,937 and (iv) $20,400 in escrow funds. On March 31, 1997, Chancellor sold WMIL-FM and WOKY-AM in Milwaukee for $41,253 in cash. The assets of WMIL-FM and WOKY-AM are classified as assets held for sale in connection with the purchase price allocation of the acquisition of Colfax. Accordingly, WMIL-FM and WOKY-AM net income of approximately $41 for the period January 23, 1997 through March 31, 1997 has been excluded from the Colfax historical condensed statement of operations for the year ended December 31, 1997.

(ii) On July 2, 1997, Chancellor acquired, in the Chancellor Viacom Acquisition, KIBB-FM and KYSR-FM in Los Angeles, WLIT-FM in Chicago and WDRQ-FM in Detroit for approximately $500,789 in cash including various other direct acquisition costs. The Chancellor Viacom Acquisition was financed with (i) bank borrowings of $273,159 under CRBC's restated senior credit agreement, dated July 2, 1997; (ii) borrowings under an interim loan (the "Chancellor Broadcasting/Viacom Interim Financing") of $168,300; (iii) escrow funds of $53,750 paid by Chancellor on February 19, 1997 and (iv) $5,580 financed through working capital. The assets of WDRQ-FM in Detroit are classified as assets held for sale in connection with the purchase price allocation of the Chancellor Viacom Acquisition (see (iii) below).

(iii)On August 11, 1997, Chancellor sold, in the ABC/Detroit Disposition, WDRQ-FM in Detroit for $37,000 in cash. The assets of WDRQ-FM were classified as assets held for sale in connection with the purchase price allocation of the Chancellor Viacom Acquisition (see 8(d)(ii)). Accordingly, WDRQ-FM net income for the period July 2, 1997 to August 11, 1997 has been excluded from Chancellor's historical condensed statement of operations.

(iv) Reflects the elimination of time brokerage agreement fees received and paid by Chancellor as follows:

                   YEAR ENDED DECEMBER 31, 1997                      MARKET         PERIOD    REVENUE   EXPENSE
                   ----------------------------                      ------         ------    -------   -------
   WWWW-FM/WDFN-AM(1)..........................................  Detroit           1/1-1/31   $  (235)  $   (16)
   WOMX-FM, WXXL-FM, WJHM-FM(2)................................  Orlando           1/1-2/13        --      (911)
   WEAT-FM/AM, WOLL-FM(2)......................................  West Palm Beach   1/1-3/28      (593)     (304)
   WAPE-FM, WFYV-FM(3).........................................  Jacksonville      1/1-9/5     (2,711)     (490)
   WBAB-FM, WBLI-FM, WGBB-AM, WHFM-FM(3).......................  Long Island       1/1-9/5         --    (2,711)
                                                                                              -------   -------
       Total adjustment for decrease in gross revenues and
         expenses..............................................                               $(3,539)  $(4,432)
                                                                                              =======   =======

-------------------------

     (1) On January 31, 1997, Chancellor sold WWWW-FM and WDFN-AM in Detroit to the Company for $30,000 in cash. Prior to the completion of the sale, Chancellor had entered into a joint sales agreement effective February 14, 1996 and a time brokerage agreement effective April 1, 1996 to sell substantially all of the broadcast time of WWWW-FM and WDFN-AM to the Company pending the completion of the sale.

     (2) On February 13, 1997, Chancellor acquired substantially all of the assets and assumed certain liabilities of the OmniAmerica Group including WOMX-FM, WXXL-FM and WJHM-FM in Orlando, WEAT-FM/AM and WOLL-FM in West Palm Beach, Florida and WAPE-FM AND WFYV-FM in Jacksonville. The total purchase price, including acquisition costs, allocated to net assets acquired was approximately $181,046. Prior to the consummation of the acquisition of Omni, Chancellor had entered into an agreement to program the stations under a time brokerage agreement effective July 1, 1996. Additionally, prior to the consummation of Chancellor's exchange of WEAT-FM/AM and WOLL-FM in West Palm Beach for KSTE-FM in Sacramento and $33,000 in cash on March 28, 1997, Chancellor entered into time brokerage agreements to sell substantially all of the broadcast time of WEAT-FM/AM and WOLL-FM in West Palm Beach and WAPE-FM and WFYV-FM in Jacksonville effective July 1, 1996.

     (3) On July 1, 1996, Chancellor entered into an agreement to exchange, in the SFX Exchange, WAPE-FM and WFYV-FM in Jacksonville, Florida, and $11,000 in cash to SFX for WBAB-FM, WBLI-FM, WGBB-AM, and WHFM-FM in Long Island. Chancellor entered into time brokerage agreements to program WBAB-FM, WBLI-FM, WGBB-AM, and WHFM-FM effective July 1, 1996 and entered into time brokerage agreements to sell substantially all of the broadcast time of WAPE-FM and WFYV-FM effective July 1, 1996. On November 6, 1997, the DOJ filed suit against the Company seeking to enjoin under the HSR Act the acquisition of the four Long Island properties under the SFX Exchange. On March 30, 1998, the Company and SFX entered into a consent decree under which the Company and SFX agreed that the SFX Exchange would not be consummated and that the time brokerage agreements under which the Company programmed the Long Island properties would be terminated as soon as possible but no later than August 1, 1998. On May 29, 1998, the Company's time brokerage agreements regarding the Long Island properties were terminated as part of the Capstar/SFX Transaction. Furthermore, on May 29, 1998, the Company exchanged WAPE-FM and WFYV-FM in Jacksonville plus $90,250 in cash to Capstar in return for KODA-FM in Houston.

(v) Reflects incremental amortization related to the Completed Chancellor Transactions and is based on the following allocation to intangible assets:

                                        INCREMENTAL                                  HISTORICAL    ADJUSTMENT
                                        AMORTIZATION   INTANGIBLE    AMORTIZATION   AMORTIZATION    FOR NET
      YEAR ENDED DECEMBER 31, 1997         PERIOD      ASSETS, NET    EXPENSE(1)      EXPENSE       INCREASE
      ----------------------------      ------------   -----------   ------------   ------------   ----------
   Omni...............................  1/1-2/13        $171,837        $  525         $   --        $  525
   Colfax.............................  1/1-1/23         317,894           508             --           508
   KSTE-FM............................  1/1-3/28         (32,475)         (198)            --          (198)
   Chancellor Viacom Acquisition......  1/1-7/2          451,690         5,709          2,060         3,649
                                                        --------        ------         ------        ------
             Total....................                  $908,946        $6,544         $2,060        $4,484
                                                        ========        ======         ======        ======

-------------------------

     (1) Intangible assets consisting of broadcast licenses, goodwill and advertising contracts were amortized on a straight-line basis over lives ranging from two to 40 years by Chancellor. In connection with purchase accounting for the Chancellor merger, intangible assets are amortized over an estimated average life of 15 years in accordance with the Company's accounting policies and procedures.

     Historical depreciation expense of the Completed Chancellor Transactions is assumed to approximate depreciation expense on a pro forma basis. Actual depreciation and amortization may differ based upon final purchase price allocations.

(vi) Reflects the elimination of disposed stations' historical depreciation and amortization expense of $82 for the year ended December 31, 1997 (WWWW-FM/WDFN-AM for the period of January 1, 1997 to January 31, 1997) recognized by Chancellor during the time brokerage agreement holding period.

(vii)Reflects the adjustment to interest expense in connection with the consummation of the Completed Chancellor Transactions, the issuance by Chancellor of its 12 1/4% series A senior cumulative exchangeable preferred stock, the refinancing of Chancellor's previous senior credit agreement on January 23, 1997 and the offering on June 24, 1997 by Chancellor of $200.0 million aggregate principal amount of its 8 3/4% Senior Notes due 2007:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                     1997
                                                                 ------------
   Additional bank borrowings related to:
     Completed Chancellor Acquisitions.........................    $727,192
     Completed Chancellor Dispositions.........................    (141,253)
     New Loan Fees.............................................       8,573
                                                                   --------
   Total additional bank borrowings............................    $594,512
                                                                   ========
   Interest expense on additional bank borrowings at 7 1/2%....    $ 16,118
   Less: historical interest expense of the stations acquired
     in the Completed Chancellor Transactions..................      (3,178)
                                                                   --------
   Net increase in interest expense............................      12,940

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                     1997
                                                                 ------------
   Reduction in interest expense on bank debt related to the
     application of net proceeds of the following at 7 1/2%:
     Chancellor 8 3/4% Senior Subordinated Notes due 2007
     proceeds of $194,083 for the period January 1, 1997 to
     June 24, 1997.............................................      (7,036)
   Reduction in interest expense resulting from the redemption of Chancellor's 12 1/2% Senior Subordinated Notes of
     $60,000 on June 5, 1997...................................      (3,229)
   Interest expense on $70,133 additional bank borrowings at
     7 1/2% related to the redemption of Chancellor's 12 1/2%
     Senior Subordinated Notes on June 5, 1997.................       2,265
   Interest expense on Chancellor's $200,000 8 3/4% notes
     issued June 24, 1997......................................       8,458
                                                                   --------
   Total adjustment for net increase in interest expense.......    $ 13,398
                                                                   ========

(viii)
     Reflects the income tax benefit related to pro forma adjustments. The adjustment to income taxes reflects the application of the estimated effective tax rate on a pro forma basis to income (loss) before income taxes for historical and pro forma adjustment amounts.

(ix) Reflects incremental dividends and accretion of $1,504 on CRBC's 12% exchangeable preferred stock for the period January 1, 1997 to January 23, 1997.

(x) Reflects incremental dividends on the Chancellor's 7% convertible preferred stock of $471 for the period January 1, 1997 to January 23, 1997.

(e) On July 14, 1997, the Company completed the disposition of WLUP-FM in Chicago to Bonneville for net proceeds of $80,000 which were held by a qualified intermediary pending the completion of the deferred exchange of WLUP-FM for KZPS-FM and KDGE-FM in Dallas. On October 7, 1997, the Company applied the net proceeds from the disposition of WLUP-FM of $80,000 in cash, plus an additional $3,500 and various other direct acquisition costs, in a deferred exchange of WLUP-FM for KZPS-FM and KDGE-FM in Dallas. The Company had previously operated KZPS-FM and KDGE-FM under time brokerage agreements effective August 1, 1997.

(f) On October 28, 1997, the Company acquired Katz Media Group, Inc., a full-service media representation firm, in a tender offer transaction for a total purchase price of approximately $379,101 which included (i) the conversion of each outstanding share of Katz common stock into the right to receive $11.00 in cash, resulting in total cash payments of $149,601, (ii) the assumption of long-term debt of Katz and its subsidiaries of $222,000 which included $122,000 of borrowings outstanding under the Katz senior credit facility and $100,000 of the 10 1/2% Notes and (iii) estimated acquisition costs of $7,500.

(g) On December 29, 1997, the Company acquired, in the Gannett Acquisition, 5 radio stations in 3 major markets from P&S, including WGCI-FM/AM in Chicago, KHKS-FM in Dallas, and KKBQ-FM/AM in Houston for $340,000 in cash plus various other direct acquisition costs.

(h) On January 30, 1998, the Company acquired, in the Denver Acquisition, KXPK-FM in Denver from Ever Green Wireless LLC (which is unrelated to the Company) for $26,000 in cash (including $1,650 paid by Chancellor in escrow) plus various other direct acquisition costs. The Company had previously been programming KXPK-FM under a time brokerage agreement since September 1, 1997.

(i) On April 3, 1998, the Company exchanged WTOP-FM in Washington, KZLA-FM in Los Angeles and WGMS-FM in Washington plus $57,000 in cash for Bonneville's stations WBIX-FM in New York, KLDE-FM in Houston and KBIG-FM in Los Angeles (the "Bonneville Option"). The Company had previously paid $3,000 in cash to Bonneville on August 6, 1997. The Company had previously entered into time brokerage agreements to program KLDE-FM and KBIG-FM effective October 1, 1997 and WBIX-FM effective October 10, 1997 and had entered into time brokerage agreements to sell substantially all of the broadcast time of WTOP-AM, KZLA-FM and WGMS-FM effective October 1, 1997.

(j) On February 20, 1998, the Company entered into an agreement to acquire from Capstar KTXQ-FM and KBFB-FM in Dallas/Ft. Worth, KODA-FM, KKRW-FM and KQUE-AM in Houston, KPLN-FM and KYXY-FM in San Diego and WVTY-FM, WJJJ-FM, WXDX-FM and WDVE-FM in Pittsburgh (collectively, the "Capstar/SFX Stations") for an aggregate purchase price of approximately $637,500 plus various other direct acquisition costs in a series of purchases and exchanges over a period of three years (the "Capstar/SFX Transaction"). The Capstar/SFX Stations were acquired by Capstar as part of Capstar's acquisition of SFX on May 29, 1998. On May 29, 1998, as part of the Capstar/SFX Transaction, the Company exchanged WAPE-FM and WFYV-FM in Jacksonville (valued for purposes of the Capstar/SFX Transaction at $53,000) plus $90,250 in cash to Capstar in return for KODA-FM in Houston (the "Houston Exchange"). Chancellor entered into a time brokerage agreement to sell substantially all of the broadcast time of WAPE-FM and WFYV-FM effective July 1, 1996 (see 8 (d) (iv) (3)). Therefore, the results of operations of WAPE-FM and WFYV-FM are not included in the Company's historical condensed statements of operations for the year ended December 31, 1997 and the nine months ended September 30, 1998.

(k) On June 1, 1998, the Company acquired WWDC-FM/AM in Washington, D.C. from Capitol Broadcasting Company and its affiliates for $74,062 in cash (including $2,062 for the purchase of the stations' accounts receivable) plus various other direct acquisition costs, of which $4,000 was previously paid by the Company as escrow funds.

(l) On July 31, 1998, the Company acquired Martin Media and certain affiliated companies, an outdoor advertising company with over 14,500 billboards and outdoor displays in 12 states serving 23 markets, for $591,674 in cash plus working capital of $19,443 subject to certain adjustments and direct acquisition costs of approximately $10,000.

     Martin's historical condensed combined statements of operations for the year ended December 31, 1997 and the nine months ended September 30, 1998 and pro forma adjustments related to the significant transactions completed by Martin prior to the acquisition of Martin (the "Completed Martin Transactions") are summarized below. The pro forma adjustments for the acquisition of Martin do not reflect certain acquisitions of assets by Martin with an aggregate purchase price of approximately $17,000 which, in the opinion of the Company's management is not material to such pro forma presentations either individually or in the aggregate.


                                       MARTIN                                       LAS VEGAS         NEWMAN
                                     ACQUISITION       KUNZ          CONNELL         OUTDOOR          OUTDOOR          POA
                                     HISTORICAL     HISTORICAL     HISTORICAL       HISTORICAL      HISTORICAL      HISTORICAL
   YEAR ENDED DECEMBER 31, 1997       1/1-12/31    1/1-7/31(i)    1/1-12/23(ii)   1/1-12/31(iii)   1/1-12/31(iv)   1/1-12/31(v)
   ----------------------------      -----------   ------------   -------------   --------------   -------------   ------------
Gross revenues.....................    $70,044        $5,569         $3,459           $1,840          $2,400          $1,570
Less: agency commissions...........     (7,894)           --           (413)            (181)           (180)           (315)
                                       -------        ------         ------           ------          ------          ------
Net revenues.......................     62,150         5,569          3,046            1,659           2,220           1,255
Operating expenses excluding
  depreciation and amortization....     31,196         2,318          1,553            1,353           1,628             788
Depreciation and amortization......     12,084           281            518               30             279              --
Corporate general and
  administrative...................      2,334            80             91               --              --              --
                                       -------        ------         ------           ------          ------          ------
Operating income (loss)............     16,536         2,890            884              276             313             467
Interest expense...................     10,507            --             --               --             243              --
Interest income....................       (293)           --             --               --              --              --
Other expense......................      1,737            --             --               --              30              --
                                       -------        ------         ------           ------          ------          ------
Net income (loss)..................    $ 4,585        $2,890         $  884           $  276          $   40          $  467
                                       =======        ======         ======           ======          ======          ======

                                       PRO FORMA
                                      ADJUSTMENTS        MARTIN AS
                                        FOR THE          ADJUSTED
                                       COMPLETED       FOR COMPLETED
                                        MARTIN            MARTIN
   YEAR ENDED DECEMBER 31, 1997      TRANSACTIONS      TRANSACTIONS
   ----------------------------      -------------     -------------
Gross revenues.....................    $      --          $84,882
Less: agency commissions...........           --           (8,983)
                                       ---------          -------
Net revenues.......................           --           75,899
Operating expenses excluding
  depreciation and amortization....           --           38,836
Depreciation and amortization......       12,134(vi)       25,326
Corporate general and
  administrative...................       (1,425)(vii)      1,080
                                       ---------          -------
Operating income (loss)............      (10,709)          10,657
Interest expense...................        6,263(viii)     17,013
Interest income....................           --             (293)
Other expense......................           --            1,767
                                       ---------          -------
Net income (loss)..................    $ (16,972)         $(7,830)
                                       =========          =======

                                                                               PRO FORMA         MARTIN AS
                                                                              ADJUSTMENTS         ADJUSTED
                                                     MARTIN                     FOR THE             FOR
                                                   ACQUISITION      POA        COMPLETED         COMPLETED
                                                   HISTORICAL    HISTORICAL      MARTIN            MARTIN
      NINE MONTHS ENDED SEPTEMBER 30, 1998          1/1-7/31     1/1-7/9(v)   TRANSACTIONS      TRANSACTIONS
      ------------------------------------         -----------   ----------   ------------      ------------
Gross revenues...................................    $53,285       $ 901         $   --           $54,186
Less: agency commissions.........................     (5,612)       (156)            --            (5,768)
                                                     -------       -----         ------           -------
Net revenues.....................................     47,673         745             --            48,418
Operating expenses excluding depreciation and
  amortization...................................     22,671         500             --            23,171
Depreciation and amortization....................     14,694          88            301(vi)        15,083
Corporate general and administrative.............      3,030          --         (1,995)(vii)       1,035
                                                     -------       -----         ------           -------
Operating income (loss)..........................      7,278         157          1,694             9,129
Interest expense.................................     10,781           1            275(viii)      11,057
Interest income..................................       (261)         --             --              (261)
Other (income) expense...........................      5,448          13             --             5,461
                                                     -------       -----         ------           -------
Net income (loss)................................    $(8,690)      $ 143         $1,419           $(7,128)
                                                     =======       =====         ======           =======

-------------------------

(i) On July 31, 1997, Martin acquired approximately 500 display faces of the Kunz Outdoor Advertising division from Kunz & Company, an outdoor advertising company with approximately 1,500 billboards and outdoor displays in five markets, for $20,500 in cash plus various other direct acquisition costs.

(ii) On December 23, 1997, Martin acquired Connell Outdoor Advertising Co., an outdoor advertising company with 88 billboards and outdoor displays in the Las Vegas market, for $30,000 in cash plus various other direct acquisition costs.

(iii)On January 2, 1998, Martin acquired Las Vegas Outdoor Advertising, Inc., an outdoor advertising company with 90 billboards and outdoor displays in the Las Vegas market, for $16,800 in cash plus various other direct acquisition costs.

(iv) On January 2, 1998, Martin acquired Newman Outdoor of Texas, Inc., an outdoor advertising company with over 1,200 billboards and outdoor displays in three markets, for $12,500 in cash plus various other direct acquisition costs.

(v) On July 9, 1998, Martin acquired POA, an outdoor advertising company with over 1,240 billboards and outdoor displays in the Pittsburgh market, for $5,867 in cash plus various other direct acquisition costs.

(vi) Reflects incremental amortization related to the Completed Martin Transactions and is based on the following allocation to intangible assets:

                                INCREMENTAL                                  HISTORICAL    ADJUSTMENT
                                AMORTIZATION   INTANGIBLE    AMORTIZATION   AMORTIZATION    FOR NET
YEAR ENDED DECEMBER 31, 1997       PERIOD      ASSETS, NET    EXPENSE(1)      EXPENSE       INCREASE
----------------------------    ------------   -----------   ------------   ------------   ----------
Kunz Acquisition..............   1/1-7/31        $17,260       $ 2,014          $ 42        $ 1,972
Connell Acquisition...........  1/1-12/23         25,650         5,030           373          4,657
Las Vegas Outdoor
  Acquisition.................  1/1-12/31         14,408         2,882            --          2,882
Newman Acquisition............  1/1-12/31         10,249         2,050            --          2,050
POA Acquisition...............  1/1-12/31          2,867           573            --            573
                                                 -------       -------          ----        -------
          Total...............                   $70,434       $12,549          $415        $12,134
                                                 =======       =======          ====        =======

                                      INCREMENTAL                                  HISTORICAL    ADJUSTMENT
                                      AMORTIZATION   INTANGIBLE    AMORTIZATION   AMORTIZATION    FOR NET
NINE MONTHS ENDED SEPTEMBER 30, 1998     PERIOD      ASSETS, NET    EXPENSE(1)      EXPENSE       INCREASE
------------------------------------  ------------   -----------   ------------   ------------   ----------
POA Acquisition..................       1/1-7/9        $ 2,867         $301           $--           $301
                                                       =======         ====           ===           ====

---------------

     (1) Intangible assets were amortized on a straight-line basis over an estimated average 5 year life by Martin.

     Historical depreciation expense of the Completed Martin Transactions is assumed to approximate depreciation expense on a pro forma basis. Actual depreciation and amortization may differ based upon final purchase price allocations.

(vii)On July 31, 1997, Martin paid $6,000 to Kunz for an option to purchase approximately 1,000 display faces from its Kunz Outdoor Advertising division for $33,289 in cash plus various other direct acquisition costs. Martin began operating these 1,000 display faces under a management agreement effective July 31, 1997. Pursuant to the management agreement, Martin paid a management fee of $285 per month to Kunz. Reflects the elimination of management fees paid by Martin to Kunz of $1,425 for the year ended December 31, 1997 and $1,995 for the period January 1, 1998 through July 31, 1998.

(viii)
     Reflects the adjustment to interest expense in connection with the consummation of the Completed Martin Transactions:

                                                                                 NINE MONTHS
                                                                  YEAR ENDED        ENDED
                                                                 DECEMBER 31,   SEPTEMBER 30,
                                                                     1997           1998
                                                                 ------------   -------------
   Additional bank borrowings related to:
     Completed Martin Acquisitions.............................    $85,667         $35,167
                                                                   -------         -------
   Interest expense on additional bank borrowings at 8.5%......    $ 6,506         $   276
   Less: historical interest expense of the companies acquired
     in the Completed Martin Transactions......................       (243)             (1)
                                                                   -------         -------
   Net increase in interest expense............................    $ 6,263         $   275
                                                                   =======         =======

(m) On October 23, 1998, the Company acquired Primedia Broadcast Group, Inc. and certain of its affiliates, which own and operate eight FM stations in Puerto Rico, for approximately $76,050 in cash less working capital deficit of $1,280 plus various other direct acquisition costs.

(n) On December 1, 1998, the Company acquired the assets of the Outdoor Advertising division of Whiteco Industries, Inc., an outdoor advertising company with over 22,000 billboards and outdoor displays in 34 states, for $930,000 in cash plus working capital of $24,221 subject to certain adjustments and various other direct acquisition costs of approximately $20,000.

(o) On January 28, 1999, the Company acquired Wincom Broadcasting Corporation which owns WQAL-FM in Cleveland. The Company began operating WQAL-FM under a time brokerage agreement effective October 1, 1998. On February 2, 1999, the Company acquired additional radio stations in Cleveland including (i) WDOK-FM and WRMR-AM from Independent Group Limited Partnership, (ii) WZAK-FM from Zapis Communications and (iii) Zebra Broadcasting Corporation which owns WZJM-FM and WJMO-AM. The six Cleveland stations were acquired for an aggregate purchase price of $275,000 in cash plus working capital of $4,132 subject to certain adjustments (the "Cleveland Acquisitions").

(p) On May 15, 1997, the Company sold, in the EZ Sale, WNKS-FM in Charlotte for $10,000 in cash.

(q) On May 30, 1997, the Company acquired, in the Century Acquisition, WPNT-FM in Chicago for $75,750 in cash (including $2,000 for the purchase of the station's accounts receivable) of which $5,500 was paid as escrow funds in July 1996. On June 19, 1997, the Company sold, in the Bonneville/WPNT Disposition, WPNT-FM in Chicago for $75,000 in cash and recognized a gain of $500.

(r) On June 3, 1997, the Company sold, in the Crawford Disposition, WEJM-FM in Chicago for $14,750 in cash. On August 26, 1997, the Company sold, in the Douglas Chicago Disposition, WEJM-AM in Chicago for $7,500 in cash.

(s) On July 7, 1997, the Company sold, in the ABC/Washington Disposition, WJZW-FM in Washington for $68,000 in cash. The assets of WJZW-FM were classified as assets held for sale in connection with the purchase price allocation of the Evergreen Viacom Acquisition (see 8(c)). Accordingly, WJZW-FM net income for the period July 2, 1997 to July 7, 1997 has been excluded from the Company's historical condensed statement of operations.

(t) On July 7, 1997, the Company sold, in the San Francisco Frequency Disposition, the San Francisco 107.7 MHz FM dial position and transmission facility and the call letters from Chancellor's KSAN-FM in San Francisco for $44,000 in cash.

(u) On January 31, 1997, the Company acquired, in the KKSF/KDFC Acquisition, KKSF-FM and KDFC-FM/AM in San Francisco for $115,000 in cash. The Company had previously been programming KKSF-FM and KDFC-FM/AM under a time brokerage agreement since November 1, 1996. On July 21, 1997, the Company sold, in the Bonneville/KDFC Disposition, KDFC-FM in San Francisco for $50,000 in cash. The assets of KDFC-FM were classified as assets held for sale in connection with the purchase price allocation of the acquisition of KKSF-FM/KDFC-FM/AM. Accordingly, KDFC-FM net income of approximately $791 for the period February 1, 1997 through July 21, 1997 has been excluded from the Company's historical condensed statement of operations. Therefore, the KDFC-FM condensed statement of operations includes the results of operations for January 1, 1997 through January 31, 1997 (the time brokerage agreement holding period in 1997) for the year ended December 31, 1997.

(v) On August 13, 1997, the Company sold, in the Douglas AM Dispositions, WBZS-AM and WZHF-AM in Washington (acquired as part of the Evergreen Viacom Acquisition -- see 8(c)) and KDFC-AM in San Francisco for $18,000 in the form of a promissory note. The assets of WBZS-AM and WZHF-AM were classified as assets held for sale in connection with the purchase price allocation of the Evergreen Viacom Acquisition (see 8(c)). Accordingly, WBZS-AM and WZHF-AM net income for the period July 2, 1997 to August 13, 1997 has been excluded from the Company's historical condensed statement of operations.

(w) On April 13, 1998, the Company and Secret entered into a settlement agreement regarding WFLN-FM in Philadelphia. Previously in August 1996, the Company and Secret had entered into an agreement under which the Company would acquire WFLN-FM from Secret for $37,750 in cash. In April 1997, the Company entered into an agreement to sell WFLN-FM to Greater Media for $41,800 in cash. On July 16, 1997, Secret purported to terminate the sale of WFLN-FM to the Company. The Company subsequently brought suit against Secret to enforce its rights to acquire WFLN-FM. Pursuant to a court settlement entered in August 1997 and the settlement agreement between the Company and Secret entered on April 13, 1998, (i) Secret sold WFLN-FM directly to Greater Media for $37,750, (ii) Greater Media deposited $4,050 (the difference between the Company's proposed acquisition price for WFLN-FM from Secret and the Company's proposed sale price for WFLN-FM to Greater Media) with the court and (iii) the Company received $3,500 of such amount deposited by Greater Media with the court, plus interest earned during the period which the court held such amounts (the "WFLN Settlement"), and Secret received the balance of such amounts.

(x) Chancellor began programming WBAB-FM, WBLI-FM, WGBB-AM and WHFM-FM in Long Island under a time brokerage agreement effective July 1, 1996 (see 8(d)(iv)(3)). On May 29, 1998, as part of the Capstar/SFX Transaction, the Company's time brokerage agreements regarding the Long Island properties were terminated. The results of operations of WBAB-FM, WBLI-FM, WGBB-AM and WHFM-FM in Long Island are included in Chancellor's historical condensed statement of operations for January 1, 1997 through September 5, 1997 and in the Company's historical condensed statement of operations for September 6, 1997 through December 31, 1997. Additionally, the Company's historical condensed statement of operations for the nine months ended September 30, 1998 includes the results of operations of WBAB-FM, WBLI-FM, WGBB-AM and WHFM-FM in Long Island for January 1, 1998 through May 29, 1998.

(y) Reflects the elimination of intercompany transactions between the Company and Katz for the year ended December 31, 1997.

(z) Reflects the elimination of time brokerage agreement fees received by the Company as follows:

   YEAR ENDED DECEMBER 31, 1997                              MARKET          PERIOD     REVENUE
   ----------------------------                              ------          ------     -------
   KZLA-FM............................................  Los Angeles        10/1-12/31    $(567)
   WTOP-AM............................................  Washington, D.C.   10/1-12/31     (276)
                                                                                         -----
                                                                                         $(843)
                                                                                         =====

(aa) Reflects incremental amortization related to the Completed Transactions and is based on the following allocation to intangible assets:

                                                                                                                 ADJUSTMENT
                                                      INCREMENTAL                                  HISTORICAL     FOR NET
                                                      AMORTIZATION   INTANGIBLE    AMORTIZATION   AMORTIZATION    INCREASE
             YEAR ENDED DECEMBER 31, 1997              PERIOD(i)     ASSETS, NET    EXPENSE(i)      EXPENSE      (DECREASE)
             ----------------------------             ------------   -----------   ------------   ------------   ----------
   WWWW-FM/WDFN-AM..................................    1/1-1/31     $   26,590      $    148       $    --       $    148
   KKSF-FM(ii)......................................    1/1-1/31         58,698           326            --            326
   WJLB-FM/WMXD-FM..................................    1/1-3/31        165,559         2,759            --          2,759
   WWRC-AM..........................................     1/1-4/2         16,808           286            --            286
   WDAS-FM/AM.......................................    1/1-4/30         98,185         2,182           820          1,362
   Evergreen Viacom Acquisition(iii)................     1/1-7/2        515,654        17,379           793         16,586
   Chancellor Media Merger(iv)......................     1/1-9/5      2,178,137        98,823        23,638         75,185
   Chicago/Dallas Exchange..........................    1/1-10/7           (613)          (31)           --            (31)
   Katz Acquisition(v)..............................   1/1-10/28        354,058        10,267         7,616          2,651
   Gannett Acquisition..............................   1/1-12/29        334,892        22,264         1,228         21,036
   Denver Acquisition...............................   1/1-12/31         24,589         1,639           268          1,371
   Bonneville Option................................   1/1-12/31         62,504         4,167            --          4,167
   KODA-FM..........................................   1/1-12/31         93,294         6,220         1,441          4,779
   WWDC-FM/AM.......................................   1/1-12/31         64,338         4,289            --          4,289
   Martin Acquisition(vi)...........................   1/1-12/31        382,033        14,276        20,322         (6,046)
   Primedia Acquisition.............................   1/1-12/31         70,447         4,696         2,248          2,448
   Kunz Option(vii).................................   1/1-12/31         15,716           393            --            393
   Whiteco Acquisition(vii).........................   1/1-12/31        349,327         8,733         6,114          2,619
   Cleveland Acquisitions...........................   1/1-12/31        301,968        20,131           292         19,839
                                                                     ----------      --------       -------       --------
           Total....................................                 $5,112,184      $218,947       $64,780       $154,167
                                                                     ==========      ========       =======       ========

                                                                                                                 ADJUSTMENT
                                                      INCREMENTAL                                  HISTORICAL     FOR NET
                                                      AMORTIZATION   INTANGIBLE    AMORTIZATION   AMORTIZATION    INCREASE
         NINE MONTHS ENDED SEPTEMBER 30, 1998          PERIOD(i)     ASSETS, NET    EXPENSE(i)      EXPENSE      (DECREASE)
         ------------------------------------         ------------   -----------   ------------   ------------   ----------
   Denver Acquisition...............................    1/1-1/30     $   24,589      $    137       $    --       $    137
   Bonneville Option................................     1/1-4/3         62,504         1,076            --          1,076
   KODA-FM..........................................    1/1-5/29         93,294         2,574           656          1,918
   WWDC-FM/AM.......................................     1/1-6/1         64,338         1,799            --          1,799
   Martin Acquisition(vi)...........................    1/1-7/31        382,033         8,328        12,009         (3,681)
   Primedia Acquisition.............................    1/1-9/30         70,447         3,522         1,620          1,902
   Kunz Option(vii).................................    1/1-9/30         15,716           295            --            295
   Whiteco Acquisition(vii).........................    1/1-9/30        349,327         6,550         4,666          1,884
   Cleveland Acquisitions...........................    1/1-9/30        301,968        15,098            19         15,079
                                                                     ----------      --------       -------       --------
           Total....................................                 $1,364,216      $ 39,379       $18,970       $ 20,409
                                                                     ==========      ========       =======       ========

-------------------------

     (i) Intangible assets are amortized on a straight-line basis over an estimated average 15 year life (except for the acquisition of Katz, the acquisition of Martin, the acquisition of Whiteco and the

            Kunz Option -- see (v) and (vi) below). The incremental amortization period represents the period of the year that the acquisition was not completed. Actual amortization may differ based upon final purchase price allocations.

     (ii) Intangible assets for KKSF-FM excludes (1) $50,000 of the purchase price allocated to KDFC-FM which has been classified as assets held for sale, (2) $1,500 to be reimbursed by the buyers of KDFC-FM for costs incurred in connection with relocating KKSF and (3) $4,802 of the purchase price allocated to KDFC-AM which was sold, in the Douglas AM Dispositions, on August 13, 1997.

     (iii) Intangible assets for the Evergreen Viacom Acquisition of $515,654 excludes (1) $67,231 of the purchase price allocated to WJZW-FM which was sold in the ABC/Washington Disposition on July 7, 1997 and
            (2) $12,148 of the purchase price allocated to WZHF-AM and WBZS-AM which were sold in the Douglas AM Dispositions on August 13, 1997.

     (iv) Intangible assets for the Chancellor Merger of $2,178,137 includes $293,548 of goodwill resulting from the recognition of deferred tax liabilities.

     (v) Intangible assets for the acquisition of Katz of $354,058 consist of goodwill of $249,058 and representation contract value of $105,000 with estimated average lives of 40 years and 17 years, respectively.

     (vi) Intangible assets for the acquisition of Martin consist of goodwill and non-compete agreements of $355,033 and $27,000, respectively, with estimated average lives of 40 years and 5 years, respectively. The Martin goodwill of $355,033 includes $95,125 resulting from the recognition of deferred tax liabilities.

     (vii) Intangible assets for the Kunz Option and the acquisition of Whiteco consist of goodwill of $15,716 and $349,327, respectively, with estimated average lives of 40 years.

(bb) Historical depreciation expense of the Completed Transactions is assumed to approximate depreciation expense on a pro forma basis, except as noted below. Actual depreciation may differ based upon final purchase price allocations. The following adjustments reflect incremental depreciation related to the Completed Transactions and are based on the following allocation to property and equipment:

                                                   INCREMENTAL     PROPERTY AND                    HISTORICAL    ADJUSTMENT
                                                   DEPRECIATION     EQUIPMENT,     DEPRECIATION   DEPRECIATION    FOR NET
            YEAR ENDED DECEMBER 31, 1997            PERIOD(i)          NET          EXPENSE(i)      EXPENSE       INCREASE
            ----------------------------           ------------   --------------   ------------   ------------   ----------
   Martin Acquisition............................   1/1-12/31        $310,952        $20,730        $ 5,004       $15,726
   Kunz Option...................................   1/1-12/31          23,573          1,572             --         1,572
   Whiteco Acquisition...........................   1/1-12/31         598,509         39,901          5,411        34,490
                                                                     --------        -------        -------       -------
           Total.................................                    $933,034        $62,203        $10,415       $51,788
                                                                     ========        =======        =======       =======

                                                   INCREMENTAL     PROPERTY AND                    HISTORICAL    ADJUSTMENT
                                                   DEPRECIATION     EQUIPMENT,     DEPRECIATION   DEPRECIATION    FOR NET
        NINE MONTHS ENDED SEPTEMBER 30, 1998        PERIOD(i)          NET          EXPENSE(i)      EXPENSE       INCREASE
        ------------------------------------       ------------   --------------   ------------   ------------   ----------
   Martin Acquisition............................   1/1- 7/31        $310,952        $12,093        $ 3,074       $ 9,019
   Kunz Option...................................   1/1- 9/30          23,573          1,179             --         1,179
   Whiteco Acquisition...........................   1/1- 9/30         598,509         29,925          4,094        25,831
                                                                     --------        -------        -------       -------
           Total.................................                    $933,034        $43,197        $ 7,168       $36,029
                                                                     ========        =======        =======       =======

     --------------------

     (i) Property and equipment is depreciated on a straight-line basis over an estimated average 15 year life. The incremental depreciation period represent the period of the year that the acquisition was not completed.

(cc) Reflects the elimination of management fees paid by the Company to Kunz of $570 for the period August 1, 1998 through September 30, 1998 in connection with the Kunz Option.

(dd) Reflects the elimination of merger expenses of $6,124 for the year ended December 31, 1997 incurred by Chancellor in connection with the Chancellor Merger.

(ee) Reflects the elimination of the profit participation fee paid by Whiteco to Metro Management Associates of $2,322 and $1,756 for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively.

(ff) Reflects the adjustment to interest expense in connection with the consummation of the Completed Transactions, the amendment and restatement of CMCLA's senior credit agreement on April 25, 1997 (the "Senior Credit Facility"), the Company's $3.00 convertible preferred stock offering completed on June 16, 1997, the offering by CMCLA of the 8 1/8% Notes on December 22, 1997, the Company's 1998 Equity Offering completed on March 13, 1998, the repurchase of CMCLA's 12% exchange debentures on June 10, 1998, the repurchase of CMCLA's 12 1/4% exchange debentures on August 19, 1998, the offering by CMCLA of the 9% Notes on September 30, 1998 and the offering by CMCLA of the 8% Senior Notes on November 17, 1998:

                                                                                 NINE MONTHS
                                                                  YEAR ENDED        ENDED
                                                                 DECEMBER 31,   SEPTEMBER 30,
                                                                     1997           1998
                                                                 ------------   -------------
   Additional bank borrowings related to:
     Completed Acquisitions....................................   $3,779,250     $2,252,191
     Completed Dispositions....................................     (349,250)            --
     Chancellor Merger(1)......................................       31,000             --
     Katz Acquisition(2).......................................      157,101             --
     New Loan Fees.............................................       10,473             --
                                                                  ----------     ----------
   Total additional bank borrowings............................   $3,628,574     $2,252,191
                                                                  ==========     ==========
   Interest expense at 7.0%....................................   $  211,500     $  104,048
   Less: historical interest expense related to completed
     station acquisitions and dispositions.....................      (20,965)       (13,052)
                                                                  ----------     ----------
   Net increase in interest expense............................      190,535         90,996
   Reduction in interest expense on bank debt related to the
     application of net proceeds of the following at 7.0%:
     $3.00 convertible preferred stock offering proceeds of
        $287,808 for the period January 1, 1997 to June 16,
        1997...................................................       (9,290)            --
     CMCLA 8 1/8% Senior Subordinated Notes due 2007 proceeds
        of $485,000 for the period January 1, 1997 to December
        22, 1997...............................................      (33,196)            --
     1998 Equity Offering proceeds used to reduce bank
        borrowings by $673,000 for the year ended December 31,
        1997...................................................      (47,110)        (9,553)
     CMCLA 9% Senior Subordinated Notes due 2008 proceeds of
        $730,000 for the year ended December 31, 1997 and the
        nine months ended September 30, 1998...................      (51,100)       (38,325)
     CMCLA 8% Senior Notes due 2008 proceeds of $730,000 for
        the year ended December 31, 1997 and the nine months
        ended September 30, 1998...............................      (51,100)       (38,325)
   Interest expense on CMCLA's $500,000 8 1/8% Senior
     Subordinated Notes due 2007 issued December 22, 1997......       39,722             --
   Interest expense on borrowings to finance the repurchase of
     CMCLA's 12% exchange debentures on June 10, 1998..........       18,200          8,089
   Interest expense on borrowings to finance the repurchase of
     CMCLA's 12 1/4% exchange debentures on August 19, 1998....        9,949          6,329
   Interest expense on CMCLA's $750,000 9% Senior Subordinated
     Notes due 2008 issued September 30, 1998..................       67,500         50,625
   Interest expense on CMCLA's $750,000 8% Senior Notes due
     2008 issued November 17, 1998.............................       60,000         45,000

                                                                                 NINE MONTHS
                                                                  YEAR ENDED        ENDED
                                                                 DECEMBER 31,   SEPTEMBER 30,
                                                                     1997           1998
                                                                 ------------   -------------
   Reduction in interest expense related to the application of the 7.0% interest rate to the Company's bank debt prior to the refinancing of the Senior Credit Facility, to
     Chancellor's bank debt prior to consummation of the
     Chancellor Merger and to Katz's bank debt prior to
     consummation of the acquisition of Katz...................      (24,838)       (11,692)
                                                                  ----------     ----------
   Total adjustment for net decrease in interest expense.......   $  169,272     $  103,144
                                                                  ==========     ==========

-------------------------

     (1) The Company incurred additional bank borrowings of $31,000 to finance estimated acquisition costs related to the Chancellor Merger.

     (2) The Company incurred additional bank borrowings of $149,601 to finance the payment of $11.00 in cash for each outstanding share of Katz common stock and $7,500 to finance estimated acquisition costs related to the acquisition of Katz.

(gg) Reflects the tax effect of the pro forma adjustments at the Company's statutory tax rate of 42% for the periods presented. The pro forma tax benefit is primarily the result of the reversal of temporary differences related to the difference in the carrying amounts of FCC licenses for financial reporting purposes and the amounts used for income tax purposes. The deferred tax liability resulting from the temporary differences, which have arisen out of the Company's various purchase business combinations, has been recognized in connection with the purchase accounting for the related acquisitions. The Company has not recorded a valuation allowance for its pro forma tax benefit as it believes that, in accordance with Financial Accounting Standards Board Statement No. 109, on a pro forma basis, it is more likely than not to have adequate future taxable income to utilize its deferred tax assets.

(hh) Reflects the elimination of preferred stock dividends and accretion on the 12% Preferred Stock and the 12 1/4% Preferred Stock of $40,222 and $17,601 for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively, in connection with the exchange of the 12% Preferred Stock and 12 1/4% Preferred Stock into 12% Debentures and 12 1/4% Debentures, respectively, and the subsequent repurchase of all the 12% Debentures and 12 1/4% Debentures.

(ii) The pro forma combined loss per common share data is computed by dividing pro forma loss attributable to common stockholders by the weighted average common shares assumed to be outstanding. A summary of shares used in the pro forma combined loss per common share calculation follows:

                                                                   NINE MONTHS
                                               YEAR ENDED             ENDED
                                            DECEMBER 31, 1997   SEPTEMBER 30, 1998
                                            -----------------   ------------------
Historical weighted average shares
  outstanding.............................        95,636             136,427
Incremental weighted average shares
  relating to:
  Issuance of 34,617,460 shares of common
     stock in connection with the
     Chancellor Merger....................        34,617                  --
                                                 -------             -------
Shares used in the pro forma combined
  earnings per share calculation..........       130,253             136,427
                                                 =======             =======

ADJUSTMENTS TO LIN'S HISTORICAL CONDENSED STATEMENTS OF OPERATIONS RELATED TO THE COMPLETED LIN TRANSACTIONS

(9) LIN's historical condensed statement of operations for the year ended December 31, 1997 and the nine months ended September 30, 1998 and pro forma adjustments related to the Completed LIN Transactions is summarized below:

                                                                            PRO FORMA             LIN
                                                              KXAS         ADJUSTMENTS        AS ADJUSTED
                                                LIN        HISTORICAL     FOR COMPLETED      FOR COMPLETED
YEAR ENDED DECEMBER 31, 1997                 HISTORICAL   1/1-12/31(a)   LIN TRANSACTIONS   LIN TRANSACTIONS
----------------------------                 ----------   ------------   ----------------   ----------------
Gross revenues.............................   $335,243     $(110,398)              --           $224,845
Less: agency commissions...................    (43,724)       14,994               --            (28,730)
                                              --------     ---------        ---------           --------
Net revenues...............................    291,519       (95,404)              --            196,115
Operating expenses excluding depreciation
  and amortization.........................    149,815       (30,746)              --            119,069
Depreciation and amortization..............     24,789        (2,445)          25,251(b)          47,595
Corporate general and administrative.......      6,763            --               --              6,763
Tower write-offs...........................      2,697            --               --              2,697
                                              --------     ---------        ---------           --------
Operating income (loss)....................    107,455       (62,213)         (25,251)            19,991
Interest expense...........................     21,340            --           49,691(c)          71,031
Interest income............................     (1,332)           --               --             (1,332)
Equity in joint venture....................      1,532            --            3,457(d)           4,989
Merger expenses............................      7,206            --           (7,206)(e)             --
                                              --------     ---------        ---------           --------
Income (loss) before income taxes..........     78,709       (62,213)         (71,193)           (54,697)
Income tax expense (benefit)...............     30,602       (21,121)         (30,354)(f)        (20,873)
                                              --------     ---------        ---------           --------
Net income (loss)..........................   $ 48,107     $ (41,092)       $ (40,839)          $(33,824)
                                              ========     =========        =========           ========

                                                                            PRO FORMA             LIN
                                                               KXAS        ADJUSTMENTS        AS ADJUSTED
                                                  LIN       HISTORICAL    FOR COMPLETED      FOR COMPLETED
NINE MONTHS ENDED SEPTEMBER 30, 1998           HISTORICAL   1/1-3/3(a)   LIN TRANSACTIONS   LIN TRANSACTIONS
------------------------------------           ----------   ----------   ----------------   ----------------
Gross revenues...............................   $201,797     $(15,242)             --           $186,555
Less: agency commissions.....................    (24,223)       1,989              --            (22,234)
                                                --------     --------        --------           --------
Net revenues.................................    177,574      (13,253)             --            164,321
Operating expenses excluding depreciation and
  amortization...............................    100,906       (5,341)             --             95,565
Depreciation and amortization................     36,436         (436)          4,199(b)          40,199
Corporate general and administrative.........      6,140           --              --              6,140
KXTX management fee..........................      3,055           --              --              3,055
                                                --------     --------        --------           --------
Operating income (loss)......................     31,037       (7,476)         (4,199)            19,362
Interest expense.............................     40,145           --          10,044(c)          50,189
Interest income..............................       (836)          --              --               (836)
Equity in joint venture......................      4,966           --           1,474(d)           6,440
Merger expenses..............................      8,616           --          (8,616)(e)             --
                                                --------     --------        --------           --------
Income (loss) before income taxes............    (21,854)      (7,476)         (7,101)           (36,431)
Income tax expense (benefit).................      2,842           --         (16,568)(f)        (13,726)
                                                --------     --------        --------           --------
Net income (loss)............................   $(24,696)    $ (7,476)       $  9,467           $(22,705)
                                                ========     ========        ========           ========

(a) LIN Holdings Corporation and LIN Acquisition Company, two newly formed affiliates of Hicks Muse, entered into an Agreement and Plan of Merger with LIN Television Corporation on August 12, 1997. Pursuant to this agreement, on March 3, 1998, LIN Holdings acquired LIN Television by merging LIN Acquisition, its wholly-owned subsidiary, with and into LIN Television, with LIN Television surviving the merger and becoming a direct, wholly-owned subsidiary of LIN Holdings. Furthermore, on March 3, 1998, in connection with the acquisition of LIN by Hicks Muse, Hicks Muse and NBC formed a television station joint venture. The joint venture consists of KXAS-TV, formerly LIN Holdings' Dallas-Fort Worth NBC Affiliate, and KNSD-TV, formerly NBC's San Diego station. A wholly-owned subsidiary of NBC is the general partner of the joint venture and NBC operates the stations owned by the joint venture. The NBC general partner holds an approximate 80% equity interest and LIN Television holds an approximate 20% equity interest in the joint venture. Accordingly, this pro forma adjustment reflects the elimination of KXAS-TV's results of operations from LIN Television's historical condensed statements of operations for the year ended December 31, 1997 and for the period of January 1, 1998 through March 3, 1998.

(b) Reflects incremental amortization related to the Completed LIN Transactions and is based on the following allocation to intangible assets:

                                         INCREMENTAL    INTANGIBLE                   HISTORICAL    ADJUSTMENT
                                         AMORTIZATION    ASSETS,     AMORTIZATION   AMORTIZATION    FOR NET
YEAR ENDED DECEMBER 31, 1997              PERIOD(i)        NET        EXPENSE(i)      EXPENSE       INCREASE
----------------------------             ------------   ----------   ------------   ------------   ----------
Hicks Muse Acquisition.................   1/1-12/31     $1,472,304     $36,808        $11,557       $25,251

                                         INCREMENTAL    INTANGIBLE                   HISTORICAL    ADJUSTMENT
                                         AMORTIZATION    ASSETS,     AMORTIZATION   AMORTIZATION    FOR NET
NINE MONTHS ENDED SEPTEMBER 30, 1998      PERIOD(i)        NET        EXPENSE(i)      EXPENSE       INCREASE
------------------------------------     ------------   ----------   ------------   ------------   ----------
Hicks Muse Acquisition.................   1/1-3/3       $1,472,304     $ 6,441        $ 2,242       $ 4,199

-------------------------

  (i) Intangible assets are amortized on a straight-line basis over an estimated average 40 year life. The incremental amortization period represents the period of the year that the acquisition was not completed.

       Historical depreciation expense of the Completed LIN Transactions is assumed to approximate depreciation expense on a pro forma basis. Actual depreciation and amortization may differ based upon final purchase price allocations.

(c) Reflects the adjustment to interest expense in connection with the consummation of the Completed LIN Transactions:

                                                         YEAR ENDED       NINE MONTHS ENDED
                                                      DECEMBER 31, 1997   SEPTEMBER 30, 1998
                                                      -----------------   ------------------
Additional bank borrowings related to:
  Hicks Muse Acquisition............................      $170,000             $170,000
                                                          ========             ========
Interest expense at 7.5%............................      $ 12,750             $  2,231
Interest expense on LIN Television's $300,000 8 3/8%
  Senior Subordinated Notes due 2008 issued March 3,
  1998..............................................        25,125                4,397
Interest expense on LIN Holdings' $325,000 10%
  Senior Discount Notes due 2008 issued March 3,
  1998..............................................        32,500                5,688
Interest expense on the unused portion of LIN's loan
  commitment of $175,000 at .375%...................           656                  492
Less: historical interest expense...................       (21,340)              (2,764)
                                                          --------             --------
Total adjustment for net increase in interest
  expense...........................................      $ 49,691             $ 10,044
                                                          ========             ========

(d) Reflects LIN's 20% equity interest in the joint venture of $3,457 and $1,474 for the year ended December 31, 1997 and the period of January 1, 1998 to March 3, 1998, respectively.

(e) Reflects the elimination of merger expenses of $7,206 and $8,616 for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively, incurred by LIN Television in connection with the acquisition of LIN by Hicks Muse.

(f) Reflects the income tax benefit related to pro forma adjustments. The adjustment to income taxes reflects the application of the estimated effective tax rate on a pro forma basis to income (loss) before income taxes for historical and pro forma adjustment amounts.

ADJUSTMENTS TO LIN'S HISTORICAL CONDENSED STATEMENT OF OPERATIONS RELATED TO THE PENDING LIN TRANSACTIONS

(10) The detail of the historical financial data of the stations to be acquired in the Pending LIN Transactions for the year ended December 31, 1997 and the nine months ended September 30, 1998 and has been obtained from the historical financial statements of the respective companies and is summarized below:

                                                                                      PENDING
                                                 WOOD-TV/WOTV-TV      KXTX-TV           LIN
                                                   HISTORICAL        HISTORICAL     TRANSACTIONS
         YEAR ENDED DECEMBER 31, 1997             1/1-12/31(a)      1/1-12/31(b)     HISTORICAL
         ----------------------------            ---------------    ------------    ------------
Gross revenues.................................      $32,839          $(30,276)       $ 2,563
Less: agency commissions.......................       (4,487)            3,212         (1,275)
                                                     -------          --------        -------
Net revenues...................................       28,352           (27,064)         1,288
Operating expenses excluding depreciation and
  amortization.................................       16,664           (18,924)        (2,260)
Depreciation and amortization..................        2,720            (2,833)          (113)
Tower write-offs...............................           --              (450)          (450)
                                                     -------          --------        -------
Income (loss) before income taxes..............        8,968            (4,857)         4,111
Income tax expense (benefit)...................           --            (1,068)        (1,068)
                                                     -------          --------        -------
Net income (loss)..............................      $ 8,968          $ (3,789)       $ 5,179
                                                     =======          ========        =======

                                                                                      PENDING
                                                  WOOD-TV/WOTV-TV      KXTX-TV          LIN
                                                    HISTORICAL       HISTORICAL     TRANSACTIONS
NINE MONTHS ENDED SEPTEMBER 30, 1998               1/1 - 9/30(a)    1/1 - 9/30(b)    HISTORICAL
------------------------------------              ---------------   -------------   ------------
Gross revenues..................................      $26,815         $(30,065)       $(3,250)
Less: agency commissions........................       (3,595)           2,944           (651)
                                                      -------         --------        -------
Net revenues....................................       23,220          (27,121)        (3,901)
Operating expenses excluding depreciation and
  amortization..................................       11,923          (19,837)        (7,914)
Depreciation and amortization...................        2,033           (2,305)          (272)
KXTX management fee.............................           --           (3,055)        (3,055)
                                                      -------         --------        -------
Net income (loss)...............................      $ 9,264         $ (1,924)       $ 7,340
                                                      =======         ========        =======

  (a) On August 12, 1997, LIN entered into an agreement to acquire certain assets and assume certain liabilities of WOOD-TV and WOTV-TV, which are both located in the Grand Rapids-Kalamazoo-Battle Creek market, from AT&T Corporation for approximately $125,500 in cash plus accretion of

       8.0% which commenced on January 1, 1998 of $7,482. LIN currently provides services to WOOD-TV and WOTV-TV pursuant to a consulting agreement with AT&T.

  (b) On August 1, 1998, LIN Texas and Southwest Sports Group, Inc. entered into an Asset Purchase Agreement pursuant to which LIN Texas will assign its purchase option and LMA rights on KXTX-TV and sell certain assets and liabilities of KXTX-TV to Southwest Sports Group. In exchange, LIN will receive 500,000 shares of Southwest Sports Group's series A convertible preferred stock, par value $100.00 per share.

(11) Reflects the elimination of fee income received by LIN for services provided to WOOD-TV and WOTV-TV of $305 and $270 for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively.

(12) Reflects incremental amortization related to the Pending LIN Transactions and is based on the following allocation to intangible assets:

                                  INCREMENTAL    INTANGIBLE                   HISTORICAL    ADJUSTMENT
                                  AMORTIZATION    ASSETS,     AMORTIZATION   AMORTIZATION    FOR NET
YEAR ENDED DECEMBER 31, 1997       PERIOD(i)        NET        EXPENSE(i)      EXPENSE       INCREASE
----------------------------      ------------   ----------   ------------   ------------   ----------
WOOD-TV/WOTV-TV.................   1/1-12/31      $105,822       $2,646         $ 428         $2,218
KXTX-TV.........................   1/1-12/31       (25,337)        (633)         (903)           270
                                                  --------       ------         -----         ------
          Total.................                  $ 80,485       $2,012         $(475)        $2,487
                                                  ========       ======         =====         ======

                                      INCREMENTAL    INTANGIBLE                   HISTORICAL    ADJUSTMENT
                                      AMORTIZATION    ASSETS,     AMORTIZATION   AMORTIZATION    FOR NET
NINE MONTHS ENDED SEPTEMBER 30, 1998   PERIOD(i)        NET        EXPENSE(i)      EXPENSE       INCREASE
------------------------------------  ------------   ----------   ------------   ------------   ----------
WOOD-TV/WOTV-TV...................      1/1-9/30      $105,822       $1,984         $ 321         $1,663
KXTX-TV...........................      1/1-9/30       (25,337)        (475)         (735)           260
                                                      --------       ------         -----         ------
          Total...................                    $ 80,485       $1,509         $(414)        $1,923
                                                      ========       ======         =====         ======

-------------------------

  (i) Intangible assets are amortized on a straight-line basis over an estimated average 40 year life. The incremental amortization period represents the period of the year that the acquisition was not completed.

       Historical depreciation expense of the Pending LIN Transactions is assumed to approximate depreciation expense on a pro forma basis. Actual depreciation and amortization may differ based upon final purchase price allocations.

(13) Reflects the adjustment to interest expense in connection with the consummation of the Pending LIN Transactions:

                                                         YEAR ENDED       NINE MONTHS ENDED
                                                      DECEMBER 31, 1997   SEPTEMBER 30, 1998
                                                      -----------------   ------------------
Additional bank borrowings related to:
  WOOD-TV/WOTV-TV...................................      $125,000             $125,000
Interest expense at 7.5%............................      $  9,375             $  7,031
                                                          ========             ========

(14) Reflects dividend income from the Southwest Sports Co. 6% preferred stock of $3,000 and $2,250 for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively.

(15) Reflects the income tax benefit related to pro forma adjustments. The adjustment to income taxes reflects the application of the estimated effective tax rate on a pro forma basis to income (loss) before income taxes for historical and pro forma adjustment amounts.

ADJUSTMENTS TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS RELATED TO THE LIN MERGER

(16) Reflects incremental amortization related to the LIN merger and is based on the allocation of the total consideration as follows:

                                                         YEAR ENDED       NINE MONTHS ENDED
                                                      DECEMBER 31, 1997   SEPTEMBER 30, 1998
                                                      -----------------   ------------------
Amortization expense on $2,611,730 additional
  intangible assets, which includes $1,941,383 of
  intangible assets and $670,347 resulting from the
  recognition of deferred tax liabilities amortized
  on a straight-line basis over a period of 40
  years.............................................      $ 65,293             $ 48,970
Less: Historical amortization expense...............       (36,300)             (31,162)
                                                          --------             --------
Adjustment for net increase in amortization
  expense...........................................      $ 28,993             $ 17,808
                                                          ========             ========

     Historical depreciation expense of LIN is assumed to approximate depreciation expense on a pro forma basis. Actual depreciation and amortization may differ based upon final purchase price allocations.

(17) Reflects the adjustment to interest expense in connection with the consummation of the LIN merger:

                                                         YEAR ENDED       NINE MONTHS ENDED
                                                      DECEMBER 31, 1997   SEPTEMBER 30, 1998
                                                      -----------------   ------------------
Interest expense on additional bank borrowings
  related to estimated financial advisors, legal,
  accounting and other professional fees of $30,000
  at 7.0%...........................................      $  2,100             $ 1,575
Reduction in interest expense related to the
  application of the 7.0% interest rate to LIN
  Television's bank debt prior to the consummation
  of the LIN merger.................................       (10,440)             (4,745)
                                                          --------             -------
Net decrease in interest expense....................      $ (8,340)            $(3,170)
                                                          ========             =======

(18) Reflects the tax effect of the pro forma adjustments at the Company's statutory tax rate of 42% for the periods presented. The pro forma tax benefit is primarily the result of the reversal of temporary differences related to the difference in the carrying amounts of FCC licenses for financial reporting purposes and the amounts used for income tax purposes. The deferred tax liability resulting from the temporary differences, which have arisen out of the Company's various purchase business combinations, has been recognized in connection with the purchase accounting for the related acquisitions. The Company has not recorded a valuation allowance for its pro forma tax benefit as it believes that, in accordance with Financial Accounting Standards Board Statement No. 109, on a pro forma basis, it is more likely than not to have adequate future taxable income to utilize its deferred tax assets.

ADJUSTMENTS TO UNAUDITED CONDENSED COMBINED STATEMENTS OF OPERATIONS RELATED TO THE PENDING TRANSACTIONS

(19) The detail of the historical financial data of the companies to be acquired in the Pending Transactions for the year ended December 31, 1997 and the nine months ended September 30, 1998 has been obtained from the historical financial statements of the respective companies and is summarized below:

                                                               ACQUISITIONS                           DISPOSITIONS
                                       ------------------------------------------------------------   ------------
                                                        CAPSTAR AS
                                                       ADJUSTED FOR
                                                         COMPLETED                       PHOENIX
                                       CAPSTAR/SFX      CAPSTAR AND       PEGASUS      ACQUISITION      CHICAGO
                                       TRANSACTION    PENDING CAPSTAR   ACQUISITION     HISTORICAL    DISPOSITION      PENDING
              YEAR ENDED                HISTORICAL     TRANSACTIONS      HISTORICAL        1/1-        HISTORICAL    TRANSACTIONS
          DECEMBER 31, 1997            1/1-12/31(a)    1/1-12/31(b)     1/1-12/31(c)     12/31(d)     1/1-12/31(e)    HISTORICAL
          -----------------            ------------   ---------------   ------------   -----------    ------------   ------------
Gross revenues........................   $60,701         $ 676,509        $32,371        $13,796        $(15,231)     $ 768,146
Less: agency commissions..............    (7,657)          (61,123)        (4,856)        (1,656)          1,990        (73,302)
                                         -------         ---------        -------        -------        --------      ---------
Net revenues..........................    53,044           615,386         27,515         12,140         (13,241)       694,844
Operating expenses excluding
  depreciation and amortization.......    37,857           388,397         34,083          7,132         (16,248)       451,221
Depreciation and amortization.........     7,564           146,084          1,562            184            (592)       154,802
Corporate general and
  administrative......................        --            31,565             --             --              --         31,565
Stock option compensation.............        --            11,589             --             --              --         11,589
Profit participation fee..............        --                --             --             --              --             --
Other nonrecurring costs..............        --            16,353             --             --              --         16,353
                                         -------         ---------        -------        -------        --------      ---------
Operating income (loss)...............     7,623            21,398         (8,130)         4,824           3,599         29,314
Interest expense......................        10           188,526             16             --              --        188,552
Interest income.......................        --            (8,572)            --             --              --         (8,572)
Gain on disposition of assets.........        --            (4,306)            --             --              --         (4,306)
Other (income) expense................        --             2,441          1,810             --              --          4,251
                                         -------         ---------        -------        -------        --------      ---------
Income (loss) before income taxes.....     7,613          (156,691)        (9,956)         4,824           3,599       (150,611)
Income tax expense (benefit)..........        --           (44,930)            --          1,750              --        (43,180)
Dividends and accretion on preferred
  stock of subsidiary.................        --            26,048             --             --              --         26,048
                                         -------         ---------        -------        -------        --------      ---------
Net income (loss).....................   $ 7,613         $(137,809)       $(9,956)       $ 3,074        $  3,599      $(133,479)
                                         =======         =========        =======        =======        ========      =========

                                                             ACQUISITIONS                            DISPOSITIONS
                                     -------------------------------------------------------------   ------------
                                                      CAPSTAR AS
                                                     ADJUSTED FOR
                                                     THE COMPLETED
                                                      CAPSTAR AND
                                      CAPSTAR/SFX       PENDING         PEGASUS         PHOENIX         CHICAGO
                                      TRANSACTION       CAPSTAR       ACQUISITION     ACQUISITION     DISPOSITION      PENDING
         NINE MONTHS ENDED            HISTORICAL     TRANSACTIONS     HISTORICAL      HISTORICAL      HISTORICAL     TRANSACTIONS
         SEPTEMBER 30, 1998          1/1 - 5/29(a)   1/1 - 9/30(b)   1/1 - 9/30(c)   1/1 - 9/30(d)   1/1 - 8/20(e)    HISTORICAL
         ------------------          -------------   -------------   -------------   -------------   -------------   ------------
Gross revenues......................    $23,382        $ 536,090        $27,133         $10,310        $(10,931)      $ 585,984
Less: agency commissions............     (2,866)         (53,742)        (7,359)         (1,117)          1,221         (63,863)
                                        -------        ---------        -------         -------        --------       ---------
Net revenues........................     20,516          482,348         19,774           9,193          (9,710)        522,121
Operating expenses excluding
  depreciation and amortization.....     14,269          285,956         20,916           5,243         (13,026)        310,358
Depreciation and amortization.......      3,101          106,724          1,207             146            (367)        110,811
Corporate general and
  administrative....................         --           18,793             --              --              --          18,793
Stock option compensation...........         --           14,002             --              --              --          14,002
Other nonrecurring costs............         --            7,505             --              --              --           7,505
                                        -------        ---------        -------         -------        --------       ---------
Operating income (loss).............      3,146           52,368         (2,349)          3,804           3,683          60,652
Interest expense....................          4          141,394              9             275              --         141,682
Interest income.....................          1           (2,305)            --              --              --          (2,304)
Other (income) expense..............         --           29,515          1,379              --              --          30,894
                                        -------        ---------        -------         -------        --------       ---------
Income (loss) before income taxes...      3,141         (116,236)        (3,737)          3,529           3,683        (109,620)
Income tax expense (benefit)........         --          (25,548)            --           1,271              --         (24,277)
Dividends and accretion on preferred
  stock of subsidiary...............         --           21,984             --              --              --          21,984
                                        -------        ---------        -------         -------        --------       ---------
Net income (loss)...................    $ 3,141        $(112,672)       $(3,737)        $ 2,258        $  3,683       $(107,327)
                                        =======        =========        =======         =======        ========       =========

-------------------------

(a) On February 20, 1998, the Company entered into an agreement to acquire from Capstar the Capstar/ SFX Stations for an aggregate purchase price of approximately $637,500 in the Capstar/SFX Transaction. The Capstar/SFX Stations were acquired by Capstar as part of Capstar's acquisition of SFX on May 29, 1998. On May 29, 1998, the Company completed the exchange of WACE-FM and WFYV-FM in Jacksonville (valued for purposes of the Capstar/SFX Transaction at $53,000) plus $90,250 in cash to Capstar in return for KODA-FM in Houston and began programming the remaining ten Capstar/SFX Stations under time brokerage agreements. The Company also provided a loan to Capstar in the principal amount of $150,000 as part of the Capstar/SFX Transaction. A portion of the Capstar loan will be prepaid in connection with the Company's acquisition of, and the proceeds of such prepayment would be used by the Company as a portion of the purchase price for, each Capstar/SFX Station. The Company is currently assessing whether the terms of the Capstar/SFX Transaction will be modified upon the consummation of the Capstar merger. The purchase price for the remaining ten Capstar/SFX Stations will be approximately $494,250.

(b) On August 26, 1998, the Company and Capstar entered into an agreement to merge in a stock-for-stock transaction that will create the nation's largest radio broadcasting entity. Pursuant to this agreement, the Company will acquire Capstar in a reverse merger in which Capstar will be renamed Chancellor Media Corporation. Each share of Chancellor Media common stock will represent one share in the combined entity. Each share of Capstar common stock will represent 0.480 shares of common stock in the combined entity, subject to an upward adjustment not to exceed 0.025 shares to the extent that Capstar's 1998 cash flow from specified assets exceeds certain specified targets. Capstar will own and operate or program more than 340 radio stations serving 82 mid-sized markets nationwide upon completion of the Pending Capstar Transactions. Capstar's historical condensed combined statement of operations for the year ended December 31, 1997 and the nine months ended September 30, 1998 and pro forma adjustments related to the transactions completed by Capstar prior to the Capstar merger (the "Completed Capstar Transactions") and the transactions to be completed by Capstar as of October 31, 1998 ("Pending Capstar Transactions") is summarized below:

                                                                                                                       CAPSTAR AS
                                                                                                                        ADJUSTED
                                                          PRO FORMA       CAPSTAR                       PRO FORMA       FOR THE
                                                         ADJUSTMENTS    AS ADJUSTED                    ADJUSTMENTS     COMPLETED
                                           COMPLETED       FOR THE        FOR THE         PENDING        FOR THE      CAPSTAR AND
                                            CAPSTAR       COMPLETED      COMPLETED        CAPSTAR        PENDING        PENDING
YEAR ENDED                   CAPSTAR     TRANSACTIONS      CAPSTAR        CAPSTAR      TRANSACTIONS      CAPSTAR        CAPSTAR
DECEMBER 31, 1997           HISTORICAL   HISTORICAL(a)   TRANSACTIONS   TRANSACTIONS   HISTORICAL(l)   TRANSACTIONS   TRANSACTIONS
-----------------           ----------   -------------   ------------   ------------   -------------   ------------   ------------
Gross revenues............   $189,820      $445,173       $      --      $ 634,993        $41,516        $     --      $ 676,509
Less: agency
  commissions.............    (14,375)      (42,694)             --        (57,069)        (4,054)             --        (61,123)
                             --------      --------       ---------      ---------        -------        --------      ---------
Net revenues..............    175,445       402,479              --        577,924         37,462              --        615,386
Operating expenses
  excluding depreciation
  and amortization........    122,135       238,998              --        361,133         27,264              --        388,397
Depreciation and
  amortization............     28,934        47,329          62,575(B)     138,838          4,874           2,372(M)     146,084
Corporate general and
  administrative..........     14,221        15,276              --         29,497          2,068              --         31,565
Stock option
  compensation............     10,575           624              --         11,199            390              --         11,589
Other nonrecurring
  costs...................         --        20,174          (3,821)(D)     16,353             --              --         16,353
                             --------      --------       ---------      ---------        -------        --------      ---------
Operating income (loss)...       (420)       80,078         (58,754)        20,904          2,866          (2,372)        21,398
Interest expense..........     47,012        81,014          44,195(F)     172,221          5,341          10,964(N)     188,526
Interest income...........     (4,572)       (3,599)             --         (8,171)          (401)             --         (8,572)
Gain (loss) on disposition
  of assets...............       (908)        5,214              --          4,306             --              --          4,306
Increase in the fair value
  of redeemable
  warrants................         --        (2,022)          2,022(G)          --             --              --             --
Other (income) expense....      4,729        (2,901)             --          1,828            613              --          2,441
                             --------      --------       ---------      ---------        -------        --------      ---------
Income (loss) before
  income taxes............    (48,497)        8,756        (100,927)      (140,668)        (2,687)        (13,336)      (156,691)
Income tax expense
  (benefit)...............    (11,720)        2,691         (31,042)(I)    (40,071)            --          (4,859)(O)    (44,930)
Dividends and accretion on
  preferred stock of
  subsidiary..............      6,560            --          19,488(J)      26,048             --              --         26,048
                             --------      --------       ---------      ---------        -------        --------      ---------
Net income (loss).........    (43,337)        6,065         (89,373)      (126,645)        (2,687)         (8,477)      (137,809)
Preferred stock
  dividends...............      7,071        38,510         (45,581)(K)         --          5,507          (5,507)(P)         --
                             --------      --------       ---------      ---------        -------        --------      ---------
Loss attributable to
  common stockholders.....   $(50,408)     $(32,445)      $ (43,792)     $(126,645)       $(8,194)       $ (2,970)     $(137,809)
                             ========      ========       =========      =========        =======        ========      =========


                                                                      PRO FORMA        CAPSTAR                       PRO FORMA
                                                                     ADJUSTMENTS     AS ADJUSTED                    ADJUSTMENTS
                                                       COMPLETED       FOR THE         FOR THE         PENDING        FOR THE
                                                        CAPSTAR       COMPLETED       COMPLETED        CAPSTAR        PENDING
NINE MONTHS ENDED                        CAPSTAR     TRANSACTIONS      CAPSTAR         CAPSTAR      TRANSACTIONS      CAPSTAR
SEPTEMBER 30, 1998                      HISTORICAL   HISTORICAL(a)   TRANSACTIONS    TRANSACTIONS   HISTORICAL(l)   TRANSACTIONS
------------------                      ----------   -------------   ------------    ------------   -------------   ------------
Gross revenues........................   $375,569      $ 127,904       $     --       $ 503,473        $32,617        $    --
Less: agency commissions..............    (37,666)       (12,162)            --         (49,828)        (3,914)            --
                                         --------      ---------       --------       ---------        -------        -------
Net revenues..........................    337,903        115,742             --         453,645         28,703             --
Operating expenses excluding
  depreciation and amortization.......    204,135         59,409             --         263,544         19,412             --
Depreciation and amortization.........     64,823         12,833         23,813(B)      101,469          3,573          1,682(M)
Corporate general and
  administrative......................     13,996          3,208             --          17,204          1,589             --
Stock option compensation.............     13,673         74,199        (73,969)(C)      13,903             99             --
Other nonrecurring costs..............         --         35,318        (11,213)(D)       7,505             --             --
                                                                        (16,600)(E)
                                         --------      ---------       --------       ---------        -------        -------
Operating income (loss)...............     41,276        (69,225)        77,969          50,020          4,030         (1,682)
Interest expense......................     79,164         32,284         17,718(F)      129,166          4,532          7,696(N)
Interest income.......................     (1,846)          (459)            --          (2,305)            --             --
Other (income) expense................     28,475          3,269         (3,163)(H)      28,581            934             --
                                         --------      ---------       --------       ---------        -------        -------
Income (loss) before income taxes.....    (64,517)      (104,319)        63,414        (105,422)        (1,436)        (9,378)
Income tax expense (benefit)..........    (15,583)           459         (6,954)(I)     (22,078)            --         (3,470)(O)
Dividends and accretion on preferred
  stock of subsidiary.................     15,206             --          6,778(J)       21,984             --             --
                                         --------      ---------       --------       ---------        -------        -------
Net income (loss).....................    (64,140)      (104,778)        63,590        (105,328)        (1,436)        (5,908)
Preferred stock dividends.............         --         17,264        (17,264)(K)          --          4,131         (4,131)(P)
                                         --------      ---------       --------       ---------        -------        -------
Income (loss) attributable to common
  stockholders........................   $(64,140)     $(122,042)      $ 80,854       $(105,328)       $(5,567)       $(1,777)
                                         ========      =========       ========       =========        =======        =======

                                          CAPSTAR
                                        AS ADJUSTED
                                          FOR THE
                                         COMPLETED
                                        CAPSTAR AND
                                          PENDING
NINE MONTHS ENDED                         CAPSTAR
SEPTEMBER 30, 1998                      TRANSACTIONS
------------------                      ------------
Gross revenues........................   $ 536,090
Less: agency commissions..............     (53,742)
                                         ---------
Net revenues..........................     482,348
Operating expenses excluding
  depreciation and amortization.......     282,956
Depreciation and amortization.........     106,724
Corporate general and
  administrative......................      18,793
Stock option compensation.............      14,002
Other nonrecurring costs..............       7,505
                                         ---------
Operating income (loss)...............      52,368
Interest expense......................     141,394
Interest income.......................      (2,305)
Other (income) expense................      29,515
                                         ---------
Income (loss) before income taxes.....    (116,236)
Income tax expense (benefit)..........     (25,548)
Dividends and accretion on preferred
  stock of subsidiary.................      21,984
                                         ---------
Net income (loss).....................    (112,672)
Preferred stock dividends.............          --
                                         ---------
Income (loss) attributable to common
  stockholders........................   $(112,672)
                                         =========

(A) The detail of the historical financial data of the stations to be acquired or disposed of in the Completed Transactions by Capstar for the year ended December 31, 1997 and the nine months ended September 30, 1998 has been obtained from the historical financial statements of the respective stations and is summarized below:

                                                                        COMMUNITY
                                        OSBORN          OSBORN           PACIFIC       BENCHMARK       BENCHMARK        MADISON
                                      ACQUISITION     ACQUISITION      ACQUISITION    ACQUISITION     ACQUISITION     ACQUISITION
YEAR ENDED                            HISTORICAL      HISTORICAL       HISTORICAL      HISTORICAL      HISTORICAL      HISTORICAL
DECEMBER 31, 1997                     1/1-2/20(i)   TRANSACTION(ii)   1/1-7/11(iii)   1/1-8/6(iv)    TRANSACTION(v)   1/2-8/20(vi)
-----------------                     -----------   ---------------   -------------   ------------   --------------   ------------
Gross revenues......................    $3,698           $349            $2,627         $21,362          $4,417          $4,647
Less: agency commissions............      (121)           (79)             (169)         (1,796)           (371)           (517)
                                        ------           ----            ------         -------          ------          ------
Net revenues........................     3,577            270             2,458          19,566           4,046           4,130
Operating expenses excluding
 depreciation and amortization......     2,937            201             1,315          12,956           2,048           2,588
Depreciation and amortization.......       418             --               713           3,657              --             752
Corporate general and
 administrative.....................       268             --               373             348              --              75
Stock option compensation...........        --             --                --              --              --              --
Other nonrecurring costs............        --             --                --              --              --              --
                                        ------           ----            ------         -------          ------          ------
Operating income (loss).............       (46)            69                57           2,605           1,998             715
Interest expense....................       385             --               469           4,689              --             686
Interest income.....................        --             --                --              --              --              --
Gain (loss) on disposition of
 assets.............................     5,348             --                --              --              --              --
Increase in fair value of redeemable
 warrants...........................        --             --                --              --              --              --
Other (income) expense..............      (212)            --                 3             (64)             --              --
                                        ------           ----            ------         -------          ------          ------
Income (loss) before income taxes...     5,129             69              (415)         (2,020)          1,998              29
Income tax expense..................        32             --                --              --              --              --
                                        ------           ----            ------         -------          ------          ------
Net income (loss)...................     5,097             69              (415)         (2,020)          1,998              29
Preferred stock dividends...........        --             --                --              --              --              --
                                        ------           ----            ------         -------          ------          ------
Income (loss) attributable to common
 stockholders.......................    $5,097           $ 69            $ (415)        $(2,020)         $1,998          $   29
                                        ======           ====            ======         =======          ======          ======


                                         AMERON          PATTERSON         PATTERSON         GULFSTAR           SFX
                                       ACQUISITION      ACQUISITION       ACQUISITION      ACQUISITION      ACQUISITION
YEAR ENDED                             HISTORICAL     HISTORICAL 1/1-     HISTORICAL        HISTORICAL      HISTORICAL
DECEMBER 31, 1997                     1/1-10/3(vii)     12/31(viii)     TRANSACTION(ix)   TRANSACTION(x)   1/1-12/31(xi)
-----------------                     -------------   ---------------   ---------------   --------------   -------------
Gross revenues......................     $6,885           $58,358            $739              $399          $306,842
Less: agency commissions............       (790)           (5,305)            (67)              (30)          (36,478)
                                         ------           -------            ----              ----          --------
Net revenues........................      6,095            53,053             672               369           270,364
Operating expenses excluding
 depreciation and amortization......      4,352            37,334             489               273           167,063
Depreciation and amortization.......        506             5,273              --                --            38,232
Corporate general and
 administrative.....................         --             4,946              --                --             6,837
Stock option compensation...........         --                --              --                --               624
Other nonrecurring costs............         --                --              --                --            20,174
                                         ------           -------            ----              ----          --------
Operating income (loss).............      1,237             5,500             183                96            37,434
Interest expense....................        659             7,574              --                --            64,506
Interest income.....................        (13)              (13)             --                --            (2,821)
Gain (loss) on disposition of
 assets.............................         --                --              --                --                --
Increase in fair value of redeemable
 warrants...........................         --            (2,022)             --                --                --
Other (income) expense..............        160                63              --                --                --
                                         ------           -------            ----              ----          --------
Income (loss) before income taxes...        431            (4,146)            183                96           (24,251)
Income tax expense..................         --             1,704              --                --               810
                                         ------           -------            ----              ----          --------
Net income (loss)...................        431            (5,850)            183                96           (25,061)
Preferred stock dividends...........         --                --              --                --            38,510
                                         ------           -------            ----              ----          --------
Income (loss) attributable to common
 stockholders.......................     $  431           $(5,850)           $183              $ 96          $(63,571)
                                         ======           =======            ====              ====          ========

                                                                             OTHER
                                           SFX           CHANCELLOR        COMPLETED      COMPLETED
                                       HISTORICAL          MEDIA            CAPSTAR        CAPSTAR
YEAR ENDED                            ACQUISITIONS        EXCHANGE       TRANSACTIONS    TRANSACTIONS
DECEMBER 31, 1997                     COMBINED(xii)   HISTORICAL(xiii)   COMBINED(xiv)    HISTORICAL
-----------------                     -------------   ----------------   -------------   ------------
Gross revenues......................    $(52,188)         $49,425           $37,612        $445,173
Less: agency commissions............       7,469               --            (4,439)        (42,694)
                                        --------          -------           -------        --------
Net revenues........................     (44,719)          49,425            33,173         402,479
Operating expenses excluding
 depreciation and amortization......     (24,446)              --            31,888         238,998
Depreciation and amortization.......      (2,854)              --               632          47,329
Corporate general and
 administrative.....................          --               --             2,429          15,276
Stock option compensation...........          --               --                --             624
Other nonrecurring costs............          --               --                --          20,174
                                        --------          -------           -------        --------
Operating income (loss).............     (17,419)          49,425            (1,776)         80,078
Interest expense....................         492               --             1,554          81,014
Interest income.....................          --               --              (752)         (3,599)
Gain (loss) on disposition of
 assets.............................          --               --              (134)          5,214
Increase in fair value of redeemable
 warrants...........................          --               --                --          (2,022)
Other (income) expense..............      (1,067)              --            (1,784)         (2,901)
                                        --------          -------           -------        --------
Income (loss) before income taxes...     (16,844)          49,425              (928)          8,756
Income tax expense..................          --               --               145           2,691
                                        --------          -------           -------        --------
Net income (loss)...................     (16,844)          49,425            (1,073)          6,065
Preferred stock dividends...........          --               --                --          38,510
                                        --------          -------           -------        --------
Income (loss) attributable to common
 stockholders.......................    $(16,844)         $49,425           $(1,073)       $(32,445)
                                        ========          =======           =======        ========

                                                                                                        OTHER
                                  PATTERSON           SFX             SFX           CHANCELLOR        COMPLETED      COMPLETED
                                 ACQUISITION      ACQUISITION     HISTORICAL          MEDIA            CAPSTAR        CAPSTAR
      NINE MONTHS ENDED           HISTORICAL      HISTORICAL     ACQUISITIONS        EXCHANGE       TRANSACTIONS    TRANSACTIONS
      SEPTEMBER 30, 1998        1/1-1/29(viii)   1/1-5/29(xi)    COMBINED(xii)   HISTORICAL(xiii)   COMBINED(xiv)    HISTORICAL
      ------------------        --------------   -------------   -------------   ----------------   -------------   ------------
Gross revenues................     $ 3,853         $ 141,369       $(45,485)         $20,594           $ 7,573       $ 127,904
Less: agency commissions......        (350)          (16,692)         5,479               --              (599)        (12,162)
                                   -------         ---------       --------          -------           -------       ---------
Net revenues..................       3,503           124,677        (40,006)          20,594             6,974         115,742
Operating expenses excluding
  depreciation and
  amortization................       2,523            78,235        (26,619)              --             5,270          59,409
Depreciation and
  amortization................         497            17,668         (4,875)              --              (457)         12,833
Corporate general and
  administrative..............         171             3,069             --               --               (32)          3,208
Stock option compensation.....          --            74,199             --               --                --          74,199
Other nonrecurring costs......          --            35,318             --               --                --          35,318
                                   -------         ---------       --------          -------           -------       ---------
Operating income (loss).......         312           (83,812)        (8,512)          20,594             2,193         (69,225)
Interest expense..............         645            31,565             (4)              --                78          32,284
Interest income...............          --              (353)            --               --              (106)           (459)
Other expense.................       3,163                --            160               --               (54)          3,269
                                   -------         ---------       --------          -------           -------       ---------
Income (loss) before income
  taxes.......................      (3,496)         (115,024)        (8,668)          20,594             2,275        (104,319)
Income tax expense............          --               210             --               --               249             459
                                   -------         ---------       --------          -------           -------       ---------
Net income (loss).............      (3,496)         (115,234)        (8,668)          20,594             2,026        (104,778)
Preferred stock dividends.....          --            17,264             --               --                --          17,264
                                   -------         ---------       --------          -------           -------       ---------
Income (loss) attributable to
  common stockholders.........     $(3,496)        $(132,498)      $ (8,668)         $20,594           $ 2,026       $(122,042)
                                   =======         =========       ========          =======           =======       =========

---------------

(i) On February 20, 1997, Capstar acquired Osborn Communications for approximately $118,800 consisting of $117,000 in cash and $1,800 in common stock. The purchase price includes $113,000 for 18 stations (12 FM and 6
      AM) in 6 markets and $25,700 for five stations in Huntsville and Tuscaloosa, Alabama which were pending acquisitions of Osborn and excludes $11,000 received by Capstar upon the disposition of three stations in Ft. Myers, Florida which were sold by Osborn.

(ii) Reflects the historical operating results and/or LMA or JSA expense and/or revenue of the following stations which were acquired or sold by Osborn prior to December 31, 1997: WYNU-FM and WTXT-FM.

(iii) In July 1997, Capstar acquired 11 stations (6 FM and 5 AM) in Des Moines, Iowa; Modesto-Stockton, California and Anchorage, Alaska from Community Pacific for approximately $35,000 in cash.

(iv) In August 1997, Capstar acquired 30 radio stations (20 FM and 10 AM) in 11 markets from Benchmark Partnerships.

(v) Reflects the historical operating results and/or LMA or JSA expense and/or revenue of the following stations which were acquired or sold by Benchmark prior to December 31, 1997: WSCQ-FM, WZHT-FM and WMCZ-FM.

(vi) In August 1997, Capstar acquired WIBA-AM, WIBA-FM, WMAD-FM, WTSO-AM, WZEE-FM, and WMLI-FM (4 FM and 2 AM) in Madison, Wisconsin from Madison Radio Group for approximately $38,800 in cash.

(vii) In October 1997, Capstar acquired WMJJ-FM, WERC-AM and WOWC-FM (2 FM and 1
      AM) in Birmingham, Alabama from Ameron Broadcasting, Inc. for approximately $31,500 in cash.

(viii)In January 1998, Capstar acquired 39 radio stations (25 FM and 14 AM) in Savannah, Georgia; Allentown and Harrisburg, Pennsylvania; Fresno, California; Honolulu, Hawaii; Battle Creek and Grand Rapids, Michigan; Reno, Nevada; Springfield, Illinois; and Pensacola, Florida from Patterson Broadcasting, Inc. for approximately $215,000 in cash.

(ix) Reflects the historical operating results and/or LMA or JSA expense and/or revenue of the following stations which were acquired or sold by Patterson prior to December 31, 1997: WMEZ-FM, KRDU-AM and KJOI-FM.

(x) Reflects the historical operating results and/or LMA or JSA expense and/or revenue of the following stations which were acquired or sold by GulfStar Communications, Inc. prior to December 31, 1997: KTRA-FM, KCQL-AM, KDAG-FM and KKFG-FM.

(xi) On May 19, 1998, pursuant to a merger agreement dated as of August 24, 1997 among SBI Holdings Corporation, a wholly owned subsidiary of Capstar, and SFX Broadcasting, Inc., SBI Radio Acquisition Corporation, a wholly owned subsidiary of Capstar, was merged with and into SFX, with SFX remaining as the surviving corporation (the "SFX Merger"). Upon consummation of the SFX Merger, SFX was renamed Capstar Communications, Inc. ("CCI"). Consummation of the SFX Merger added 67 radio stations (50 FM and 17 AM) and two FM/AM radio stations in which SFX sold commercial air time under a Joint Sales Agreement. The total purchase price allocated to net assets acquired was approximately $1,500,000 which included (i) the purchase and cancellation of 9,838,276 shares of SFX class A common stock at $75 per share, (ii) the purchase and cancellation of 1,047,037 shares of SFX class B common stock at $97.50 per share, (iii) the redemption of SFX series D cumulative convertible exchangeable preferred stock at $82.4025 per share, (iv) the redemption of SFX series C redeemable preferred stock at $1,009.73 per share, (v) the repayment of borrowings under the SFX credit facility of $313,000 and (vi) estimated transaction costs of $54,000.

(xii) Reflects the combined historical results of operations of (i) the following acquisitions and dispositions completed by SFX prior to the consummation of the SFX Acquisition: WPYX-FM, WHFS-FM, KTXQ-FM, KRRW-FM, WDSY-FM, WRFX-FM, WWYZ-FM, WISN-AM, WLTQ-FM, WVGO-FM, WLEE-FM, WKHK-FM, WBZU-FM, WFBQ-FM, WRZX-FM, WNDE-AM, WQFN-FM, WJZC-FM, WLAC-FM and WLAC-AM,
      (ii) the following completed acquisitions, dispositions and LMA's in connection with the SFX acquisition: Austin, Jacksonville, Greenville, Upper Fairfield, Daytona Beach -- WGNE, Houston -- KODA, Long Island and Houston -- KKPN, (iii) the following stations included in the Chancellor Exchange Agreement: WDVE-FM, WJJJ-FM, WXDX-FM, WVTY-FM, KPLN-FM, KYXY-FM, KKRW-FM, KQUE-AM, KBFB-FM and KTXQ-FM, and (iv) stations WJDX-FM and WTAE-AM to comply with the SFX Consent Decree.

(xiii)The adjustment represents the LMA fee revenue attributable to 10 SFX stations in the Dallas, Houston, San Diego and Pittsburgh markets that the Company began operating under time brokerage agreements effective May 29, 1998. The 10 SFX stations will be sold to the Company in connection with the Chancellor Exchange Agreement. In accordance with Capstar's policy, since Capstar's ownership costs, comprised of interest expense, depreciation and amortization, exceed the LMA revenue for these stations, the entire LMA fee has been recognized.

(xiv) Reflects the historical results of operations for various other Completed Capstar Transactions as follows: (a) acquisitions including the Knight, Quass, COMCO, Osborn Tuscaloosa, Osborn Huntsville, Space Coast, WRIS, Cavalier, Griffith, Emerald City, American General, Booneville, KJEM, McForhun, Livingston, KLAW, Class Act, Grant, East Penn, KOSO, Commonwealth, KDOS, Prophet Systems, Americom, KRNA, University of Alaska, ARS, Ogallala, the Reynolds Acquisitions, and Gibbons, (b) the Americom Fresno/Reno Exchange and (c) dispositions including Wilmington, Osborn Ft. Myers, Bryan, Allentown, Jackson, Westchester, Dayton, Salisbury-Ocean City, and KASH.

(B) Reflects incremental amortization related to the Completed Transactions and is based on the following allocation to intangible assets:

                                                                                   HISTORICAL    ADJUSTMENT
        COMPLETED TRANSACTIONS        AMORTIZATION   INTANGIBLE    AMORTIZATION   AMORTIZATION    FOR NET
     YEAR ENDED DECEMBER 31, 1997        PERIOD      ASSETS, NET     EXPENSE        EXPENSE       INCREASE
     ----------------------------     ------------   -----------   ------------   ------------   ----------
   Osborn Acquisition...............    1/1-2/20     $  140,028      $ 3,012        $   246       $ 2,766
   Community Pacific Acquisition....    1/1-7/11         31,120          409            478           (69)
   Benchmark Acquisition............     1/1-8/6        168,583        2,517          2,011           506
   Madison Acquisition..............    1/1-8/20         38,246          608            474           134
   Ameron Acquisition...............    1/1-10/3         29,264          553            278           275
   Patterson Acquisition............   1/1-12/31        268,220        6,706          2,795         3,911
   SFX Acquisition..................   1/1-12/31      3,185,515       79,638         27,277        52,361
   Other Completed Capstar
     Transactions...................     Various        243,518        3,070            379         2,691
                                                     ----------      -------        -------       -------
                                                     $4,104,494      $96,513        $33,938       $62,575
                                                     ==========      =======        =======       =======

                                                                                      HISTORICAL    ADJUSTMENT
          COMPLETED TRANSACTIONS         AMORTIZATION   INTANGIBLE    AMORTIZATION   AMORTIZATION    FOR NET
   NINE MONTHS ENDED SEPTEMBER 30, 1998     PERIOD      ASSETS, NET     EXPENSE        EXPENSE       INCREASE
   ------------------------------------  ------------   -----------   ------------   ------------   ----------
   Patterson Acquisition.............      1/1-1/29     $  268,220      $   533        $   263       $   270
   SFX Acquisition...................      1/1-5/29      3,185,515       32,510          9,515        22,995
   Other Completed Capstar
     Transactions....................       Various          7,358           91           (457)          549
                                                        ----------      -------        -------       -------
                                                        $3,461,093      $33,134        $ 9,321       $23,813
                                                        ==========      =======        =======       =======

(C) Reflects the elimination of non-recurring transaction-related compensation expense of $73,969 attributable to the voluntary settlement of the outstanding options, SARs and unit purchase options by SFX in connection with Capstar's acquisition of SFX.

(D) Reflects the elimination of non-recurring transaction-related charges of $3,821 and $11,213 for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively, recorded by SFX in connection with Capstar's acquisition of SFX and the spin-off of SFX Entertainment. These charges consist primarily of legal, accounting and regulatory fees.

(E) Reflects the elimination of the consent solicitation payments to the holders of the 10 3/4% Senior Subordinated Notes due 2006 and series E cumulative preferred stock of SFX incurred in connection with the spin-off of SFX Entertainment of $16,600 for the nine months ended September 30, 1998. The spin-off of SFX Entertainment was consummated in April 1998.

(F) Reflects the adjustment to interest expense in connection with the consummation of the Completed Capstar Transactions:

                                                        YEAR ENDED        NINE MONTHS ENDED
                                                    DECEMBER 31, 1997     SEPTEMBER 30, 1998
                                                    ------------------    ------------------
  Additional bank borrowings related to:
    Completed Acquisitions
       9 1/4% Senior Subordinated Notes due
         2007.....................................      $  199,262            $  199,262
       12 3/4% Senior Discount Notes due 2009.....         177,676               177,676
       Capstar credit facility at 8 1/10%.........       1,126,278             1,126,278
       Chancellor loan at 12%.....................         150,000               150,000
       10 3/4% Senior Subordinated Notes due
         2006.....................................         341,805               341,805
    Completed Dispositions........................        (218,627)             (218,627)
    New loan fees.................................          26,300                26,300
                                                        ----------            ----------
  Total additional borrowings.....................      $1,802,694            $1,802,694
                                                        ==========            ==========

                                                        YEAR ENDED        NINE MONTHS ENDED
                                                    DECEMBER 31, 1997     SEPTEMBER 30, 1998
                                                    ------------------    ------------------
  Interest expense on additional bank borrowings
    9 1/4% Senior Subordinated Notes due 2007.....      $   19,332            $   14,499
    12 3/4% Senior Discount Notes due 2009........          23,354                17,516
    Capstar credit facility at 8 1/10%............          74,791                56,093
    Chancellor loan at 12%........................          18,000                13,500
    10 3/4% Senior Subordinated Notes due 2006....          53,500                40,125
                                                        ----------            ----------
  Total interest expense on additional bank
    borrowings....................................         188,977               141,733
  Less: historical interest expense of the
    stations
    acquired in the Completed Transactions........         (81,014)              (32,284)
  Less: historical interest expense of the
    Company.......................................         (47,012)              (79,164)
                                                        ----------            ----------
  Net increase in interest expense................          60,951                30,285
  Reduction in interest expense on July 3, 1998
    redemption of $154,000 aggregate principal
    amount of the 10 3/4% Senior Subordinated
    Notes due 2006................................         (16,555)              (12,416)
  Reduction in interest expense on July 10, 1998
    redemption of $1,866 aggregate principal
    amount of the 10 3/4% Senior Subordinated
    Notes due 2006................................            (201)                 (151)
                                                        ----------            ----------
  Total adjustment for net increase in interest
    expense.......................................      $   44,195            $   17,718
                                                        ==========            ==========

(G) Reflects the elimination of the increase in the fair value of the redeemable warrants which were repurchased in connection with Capstar's acquisition of Patterson.

(H) Adjustment represents the elimination of transaction expenses recorded by Patterson in connection with Capstar's acquisition of Patterson.

(I) Reflects the tax effect of the pro forma adjustments at Capstar's statutory tax rate of 38% for the periods presented. The pro forma tax benefit is primarily the result of the reversal of temporary differences related to the difference in the carrying amounts of FCC licenses for financial reporting purposes and the amounts used for income tax purposes. The deferred tax liability resulting from the temporary differences, which have arisen out of Capstar's various purchase business combinations, has been recognized in connection with the purchase accounting for the related acquisitions. Capstar has not recorded a valuation allowance for its pro forma tax benefit as it believes that, in accordance with Financial Accounting Standards Board Statement No. 109, on a pro forma basis, it is more likely than not to have adequate future taxable income to utilize its deferred tax assets.

(J) Reflects the pro forma effect of the dividends and accretion as if the related preferred stock had been outstanding at January 1, 1997, including the Capstar 12% senior exchangeable preferred stock issued June 17, 1997 as follows:

                                                                                  NINE MONTHS
                                                                  YEAR ENDED         ENDED
                                                                 DECEMBER 31,    SEPTEMBER 30,
                                                                     1997            1998
                                                                 ------------    -------------
   Preferred stock dividends and accretion related to:
     Completed Capstar transactions:
   Dividends and accretion on 12% senior exchangeable preferred
     stock.....................................................    $12,214         $  9,160
   Dividends and accretion on series E 12 5/8% cumulative
     preferred
     stock.....................................................     13,834           10,376
                                                                   -------         --------
   Total dividends and accretion...............................     26,048           19,536
   Less: historical dividends and accretion for completed
     transactions by Capstar...................................     (6,560)         (12,758)
                                                                   -------         --------
   Total adjustment for net increase in dividends and
     accretion.................................................    $19,488         $  6,778
                                                                   =======         ========

(K) Reflects the elimination of the redeemable preferred stock redeemed in connection with the acquisition of GulfStar Communications, Inc. and the elimination of preferred stock dividends and accretion and subsequent reclassification of a portion of the redeemable preferred stock dividends and accretion due to the SFX Acquisition and redemption of $119,600 and $500 liquidation preference on July 3, 1998 and July 10, 1998, respectively, of the series E 12 5/8% cumulative preferred stock of SFX as follows:

                                                                              NINE MONTHS
                                                               YEAR ENDED        ENDED
                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1997           1998
                                                              ------------   -------------
       Preferred stock dividends related to:
          Completed Capstar Transactions:
       Redemption of GulfStar preferred stock...............    $ 7,071         $    --
       Dividends and accretion on series C 6% redeemable
        preferred stock.....................................        193             112
       Dividends and accretion on series D 6 1/2% cumulative
        convertible exchangeable preferred stock............     15,404           5,841
       Dividends and accretion on series E 12 5/8%
        cumulative preferred stock..........................     22,913          11,311
                                                                -------         -------
       Total adjustment for net increase in dividends and
        accretion...........................................    $45,581         $17,264
                                                                =======         =======

(L) The detail of the historical financial data of the stations to be acquired or disposed of in the Pending Capstar Transactions for the year ended December 31, 1997 and the nine months ended September 30, 1998 has been obtained from the historical financial statements of the respective stations and is summarized below:

                                                                                            PENDING
                                                                            CHAMPION        CAPSTAR
                                                            TRIATHLON      HISTORICAL     TRANSACTIONS
YEAR ENDED DECEMBER 31, 1997                               1/1-12/31(i)   1/1-12/31(ii)    HISTORICAL
----------------------------                               ------------   -------------   ------------
Gross revenues...........................................    $37,174         $ 4,342        $41,516
Less: agency commissions.................................     (3,533)           (521)        (4,054)
                                                             -------         -------        -------
Net revenues.............................................     33,641           3,821         37,462
Operating expenses excluding depreciation and
  amortization...........................................     23,415           3,849         27,264
Depreciation and amortization............................      4,135             739          4,874
Corporate general and administrative.....................      2,068              --          2,068
Stock option compensation................................        390              --            390
                                                             -------         -------        -------
Operating income (loss)..................................      3,633            (767)         2,866
Interest expense.........................................      4,766             575          5,341
Interest income..........................................       (401)             --           (401)
Other (income) expense...................................        137             476            613
                                                             -------         -------        -------
Net income (loss)........................................       (869)         (1,818)        (2,687)
Preferred stock dividends................................      5,507              --          5,507
                                                             -------         -------        -------
Income (loss) attributable to common stockholders........    $(6,376)        $(1,818)       $(8,194)
                                                             =======         =======        =======

                                                                  PENDING
                                                                  CAPSTAR
                                                               TRANSACTIONS
NINE MONTHS ENDED SEPTEMBER 30, 1998                           HISTORICAL(i)
------------------------------------                           -------------
Gross revenues..............................................     $ 32,617
Less: agency commissions....................................       (3,914)
                                                                 --------
Net revenues................................................       28,703
Operating expenses excluding depreciation and
  amortization..............................................       19,412
Depreciation and amortization...............................        3,573
Corporate general and administrative........................        1,589
Stock option compensation...................................           99
                                                                 --------
Operating income (loss).....................................        4,030
Interest expense............................................        4,532
Other (income) expense......................................          934
                                                                 --------
Net income (loss)...........................................       (1,436)
Preferred stock dividends...................................        4,131
                                                                 --------
Income (loss) attributable to common stockholders...........     $ (5,567)
                                                                 ========

---------------

(i) On July 23, 1998, Capstar entered into an agreement to acquire Triathlon Broadcasting Company for approximately $190,000 consisting of $130,000 in cash, and the assumption of Triathlon's outstanding debt of approximately $60,000. Triathlon operates 32 radio stations (22 FM and 10 AM) in six markets: Wichita, Kansas; Colorado Springs, Colorado; Lincoln, Nebraska; Omaha, Nebraska; Spokane, Washington; and Tri-Cities, Washington. Triathlon also owns Pinnacle Sports Productions, L.L.C., a regional sports network that controls the rights to the University of Nebraska football and other sports events.

(ii) On January 26, 1998, Capstar entered into an agreement to acquire KRRV-FM, KKST-FM, KZMZ-FM, and KDBS-AM in Alexandria, LA, KMML-FM, KBUY-FM, KNSY-FM and KIXZ-AM in Amarillo, TX, and KCDQ-FM, KCHX-FM and KMRK-FM in Midland, TX (collectively, the "Champion Stations") for $11,300 in cash. In addition to the $11,300, Capstar will make payments based upon multiples of 1998 and 1999 broadcast cash flow, to be paid in 1999 and

     2000, respectively, pursuant to certain terms of the purchase agreement. Capstar began programming the Champion Stations under a time brokerage agreement effective January 1, 1998.

(M) Reflects incremental amortization related to the Pending Capstar Transactions and is based on the following allocation to intangible assets:

                                                                              HISTORICAL    ADJUSTMENT
   PENDING CAPSTAR TRANSACTIONS  AMORTIZATION   INTANGIBLE    AMORTIZATION   AMORTIZATION    FOR NET
   YEAR ENDED DECEMBER 31, 1997     PERIOD      ASSETS, NET     EXPENSE        EXPENSE       INCREASE
   ----------------------------  ------------   -----------   ------------   ------------   ----------
   Triathlon...................   1/1-12/31     $  200,257      $ 5,006        $ 2,396       $ 2,610
   Champion....................   1/1-12/31          8,210          205            443          (238)
                                                ----------      -------        -------       -------
                                                $  208,467      $ 5,212        $ 2,839       $ 2,372
                                                ==========      =======        =======       =======

                                                                                      HISTORICAL    ADJUSTMENT
       PENDING CAPSTAR TRANSACTIONS      AMORTIZATION   INTANGIBLE    AMORTIZATION   AMORTIZATION    FOR NET
   NINE MONTHS ENDED SEPTEMBER 30, 1998     PERIOD      ASSETS, NET     EXPENSE        EXPENSE       INCREASE
   ------------------------------------  ------------   -----------   ------------   ------------   ----------
   Triathlon.......................        1/1-9/30        200,257        3,754          2,072         1,682
                                                         ---------       ------         ------        ------
                                                           200,257        3,754          2,072         1,682
                                                         =========       ======         ======        ======

(N) Reflects the adjustment to interest expense in connection with the consummation of the Pending Capstar Transactions:

                                                                                 NINE MONTHS
                                                                  YEAR ENDED        ENDED
                                                                 DECEMBER 31,   SEPTEMBER 30,
                                                                     1997           1998
                                                                 ------------   -------------
   Additional bank borrowings related to:
     Pending Acquisitions Capstar credit facility at 8 1/10%...    $201,300       $201,300
                                                                   ========       ========
   Interest expense on additional bank borrowings Capstar
     credit facility at 8 1/10%................................    $ 16,305       $ 12,228
   Less: historical interest expense of the stations to be
     acquired in the Pending Capstar Transactions..............      (5,341)        (4,532)
                                                                   --------       --------
   Total adjustment for net increase in interest expense.......    $ 10,964       $  7,696
                                                                   ========       ========

(O) Reflects the tax effect of the pro forma adjustments at Capstar's statutory tax rate of 38% for the periods presented. The pro forma tax benefit is primarily the result of the reversal of temporary differences related to the difference in the carrying amounts of FCC licenses for financial reporting purposes and the amounts used for income tax purposes. The deferred tax liability resulting from the temporary differences, which have arisen out of Capstar's various purchase business combinations, has been recognized in connection with the purchase accounting for the related acquisitions. Capstar has not recorded a valuation allowance for its pro forma tax benefit as it believes that, in accordance with Financial Accounting Standards Board Statement No. 109, on a pro forma basis, it is more likely than not to have adequate future taxable income to utilize its deferred tax assets.

(P) Reflects the elimination of Triathlon's preferred stock dividends of $5,507 and $4,131 for the year ended December 31, 1997 and the nine months ended September 30, 1998, respectively. The Triathlon preferred stock will be redeemed in connection with Capstar's pending acquisition of Triathlon.

  (c) On September 3, 1998, the Company entered into an agreement to acquire Pegasus Broadcasting of San Juan, L.L.C., a television broadcasting company which owns a television station in Puerto Rico, for approximately $69,600 in cash plus various other direct acquisition costs.

  (d) On September 15, 1998, the Company entered into an agreement regarding the Phoenix Acquisition. The Company began operating KKFR-FM and KFYI-AM under a time brokerage agreement effective November 5, 1998.

  (e) On August 20, 1998, the Company entered into an agreement regarding the Chicago Disposition. The Company entered into a time brokerage agreement to sell substantially all of the broadcast time of WMVP-AM effective September 10, 1998.

(20) Reflects the elimination of intercompany transactions between the Company and Capstar for the year ended December 31, 1997 and the nine months ended September 30, 1998.

(21) Reflects incremental amortization related to the assets acquired in the Pending Transactions and is based on the allocation of the total consideration as follows:

                               INCREMENTAL    INTANGIBLE                   HISTORICAL    ADJUSTMENT
                               AMORTIZATION    ASSETS,     AMORTIZATION   AMORTIZATION    FOR NET
YEAR ENDED DECEMBER 31, 1997    PERIOD(i)        NET        EXPENSE(i)      EXPENSE       INCREASE
----------------------------   ------------   ----------   ------------   ------------   ----------
Chicago Disposition..........   1/1-12/31         (2,844)        (190)          (339)          149
Capstar Merger(ii)...........   1/1-12/31      5,890,919      392,728        122,521       270,207
Pegasus Acquisition..........   1/1-12/31         54,111        3,607             27         3,580
Phoenix Acquisition..........   1/1-12/31         88,212        5,881            103         5,778
                                              ----------     --------       --------      --------
  Total......................                 $6,030,398     $402,026       $122,312      $279,714
                                              ==========     ========       ========      ========

PENDING TRANSACTIONS           INCREMENTAL    INTANGIBLE                   HISTORICAL    ADJUSTMENT
NINE MONTHS ENDED              AMORTIZATION    ASSETS,     AMORTIZATION   AMORTIZATION    FOR NET
SEPTEMBER 30, 1998              PERIOD(i)        NET        EXPENSE(i)      EXPENSE       INCREASE
--------------------           ------------   ----------   ------------   ------------   ----------
Chicago Disposition..........    1/1-9/30         (2,844)        (142)         (189)            47
Capstar Merger(ii)...........    1/1-9/30      5,890,919      294,546        89,546        205,000
Pegasus Acquisition..........    1/1-9/30         54,111        2,706            20          2,686
Phoenix Acquisition..........    1/1-9/30         88,212        4,411            78          4,333
                                              ----------     --------       -------       --------
  Total......................                 $6,030,398     $301,521       $89,455       $212,066
                                              ==========     ========       =======       ========

-------------------------

       (i)
         Intangible assets are amortized on a straight-line basis over an estimated average 15 year life. The incremental amortization period represents the period of the year that the acquisition was not completed.

       (ii)
         Intangible assets for the Capstar Merger of $5,890,919 include $1,470,971 of goodwill resulting from the recognition of deferred tax liabilities.

     Historical depreciation expense of the Pending Transactions is assumed to approximate depreciation expense on a pro forma basis. Actual depreciation and amortization may differ based upon final purchase price allocations.

(22) Reflects the adjustment to interest expense in connection with the consummation of the Pending Transactions:

                                                                            NINE MONTHS
                                                             YEAR ENDED        ENDED
                                                            DECEMBER 31,   SEPTEMBER 30,
                                                                1997           1998
                                                            ------------   -------------
Additional bank borrowings related to:
  Pending Acquisitions....................................    $159,600       $159,600
  Pending Disposition.....................................     (21,000)       (21,000)
  Capstar Merger(i).......................................      50,000         50,000
                                                              --------       --------
  Total additional bank borrowings........................    $188,600       $188,600
                                                              ========       ========
  Interest expense at 7.0%................................    $ 13,202       $  9,901
Less: historical interest expense related to completed
  acquisitions and dispositions...........................         (26)          (288)
Less: reduction in interest expense related to the
  application of the 7.0% interest rate to the Company's
  bank debt prior to the refinancing of Capstar's bank
  debt prior to consummation of the Capstar Merger........     (28,298)       (15,123)
                                                              --------       --------
Total adjustment for net decrease in interest expense.....    $(15,122)      $ (5,510)
                                                              ========       ========

-------------------------


     (i) The Company will incur additional bank borrowings of $50,000 to finance estimated acquisition costs related to the Capstar Merger.

(23) Reflects the tax effect of the pro forma adjustments at the Company's statutory tax rate of 42% for the periods presented. The pro forma tax benefit is primarily the result of the reversal of temporary differences related to the difference in the carrying amounts of FCC licenses for financial reporting purposes and the amounts used for income tax purposes. The deferred tax liability resulting from the temporary differences, which have arisen out of the Company's various purchase business combinations, has been recognized in connection with the purchase accounting for the related acquisitions. The Company has not recorded a valuation allowance for its pro forma tax benefit as it believes that, in accordance with Financial Accounting Standards Board Statement No. 109, on a pro forma basis, it is more likely than not to have adequate future taxable income to utilize its deferred tax assets.

(24) The pro forma combined loss per common share data is computed by dividing pro forma loss attributable to common stockholders by the weighted average common shares assumed to be outstanding. A summary of shares used in the pro forma combined loss per common share calculation follows:

                                                          YEAR ENDED       NINE MONTHS ENDED
                                                       DECEMBER 31, 1997   SEPTEMBER 30, 1998
                                                       -----------------   ------------------
Historical weighted average shares outstanding........      130,253              136,427
Incremental weighted average shares relating to:
  16,179,646 shares of Common Stock to be issued in
     connection with the LIN Merger...................       16,180               16,180
  51,643,967 shares of Common Stock to be issued in
     connection with the Capstar merger...............       51,644               51,644
                                                           --------             --------
Total incremental weighted average shares.............       67,824               67,824
                                                           --------             --------
Shares used in the pro forma combined earnings per
  share calculation...................................      198,077              204,251
                                                           ========             ========

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              -----
CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES
  Report of Independent Accountants.........................  F-5
  Independent Auditors' Report..............................  F-6
  Consolidated Balance Sheets as of December 31, 1996 and
     1997...................................................  F-7
  Consolidated Statements of Operations for the years ended
     December 31, 1995, 1996 and 1997.......................  F-8
  Consolidated Statements of Stockholders' Equity for the
     years ended December 31, 1995, 1996 and 1997...........  F-9
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1995, 1996 and 1997.......................  F-10
  Notes to Consolidated Financial Statements................  F-11
  Report of Independent Accountants.........................  F-37
  Schedule I -- Condensed Balance Sheets -- Parent Company
     as of December 31, 1996 and 1997.......................  F-38
  Schedule I -- Condensed Statements of Operations -- Parent
     Company for the years ended December 31, 1995, 1996 and
     1997...................................................  F-39
  Schedule I -- Condensed Statement of Cash Flows -- Parent
     Company for the years ended December 31, 1995, 1996 and
     1997...................................................  F-40
  Schedule I -- Notes to Parent Company Condensed Financial
     Statements.............................................  F-41
  Schedule II -- Valuation and Qualifying Accounts..........  F-42
  Unaudited Consolidated Balance Sheets as of December 31,
     1997 and September 30, 1998............................  F-43
  Unaudited Consolidated Statements of Operations for the
     three and nine months ended September 30, 1997 and
     1998...................................................  F-44
  Unaudited Consolidated Statements of Cash Flows for the
     nine months ended September 30, 1997 and 1998..........  F-45
  Notes to Unaudited Consolidated Financial Statements......  F-46

CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES
  Report of Independent Accountants.........................  F-58
  Consolidated Balance Sheets as of December 31, 1995 and
     1996...................................................  F-59
  Consolidated Statements of Operations for the years ended
     December 31, 1994, 1995 and 1996.......................  F-60
  Consolidated Statements of Changes in Common Stockholders'
     Equity for the years ended December 31, 1994, 1995 and
     1996...................................................  F-61
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1994, 1995 and 1996.......................  F-62
  Notes to Consolidated Financial Statements................  F-63

OUTDOOR ADVERTISING DIVISION OF WHITECO INDUSTRIES, INC.
  Independent Auditors' Report..............................  F-81
  Balance Sheets as of December 31, 1996 and 1997 and
     September 30, 1998 (unaudited).........................  F-82
  Statements of Income for the years ended December 31,
     1995, 1996, 1997 and the nine months ended September
     30, 1997 and 1998 (unaudited)..........................  F-83
  Statements of Cash Flows for the years ended December 31,
     1995, 1996, 1997 and the nine months ended September
     30, 1997 and 1998 (unaudited)..........................  F-84
  Notes to Financial Statements (unaudited).................  F-85

RANGER EQUITY HOLDINGS CORPORATION
  Condensed Consolidated Balance Sheets as of December 31,
     1997 and September 30, 1998 (unaudited)................  F-88
  Condensed Consolidated Statements of Operations for the
     nine months ended September 30, 1997 and 1998
     (unaudited)............................................  F-89
  Condensed Consolidated Statement of Stockholders' Equity
     as of September 30, 1998...............................  F-90
  Condensed Consolidated Statements of Cash Flows for the
     nine months ended September 30, 1997 and 1998
     (unaudited)............................................  F-91
  Notes to Condensed Consolidated Financial Statements
     (unaudited)............................................  F-92

                                                              PAGE
                                                              -----
LIN TELEVISION CORPORATION
  Report of Independent Auditors............................  F-100
  Consolidated Balance Sheets as of December 31, 1997 and
     1996...................................................  F-101
  Consolidated Statements of Income for each of the years
     ended December 31, 1997, 1996 and 1995.................  F-102
  Consolidated Statements of Stockholders' Equity for each
     of the years in the period ended December 31, 1997.....  F-103
  Consolidated Statements of Cash Flows for each of the
     years ended December 31, 1997, 1996 and 1995...........  F-104
  Notes to Consolidated Financial Statements................  F-105

CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES
  Report of Independent Accountants.........................  F-120
  Consolidated Balance Sheets as of December 31, 1996 and
     1997 and March 31, 1998 (unaudited)....................  F-121
  Consolidated Statements of Operations for each of the
     three years in the period ended December 31, 1997 and
     the three months ended March 31, 1997 and 1998
     (unaudited)............................................  F-122
  Consolidated Statements of Stockholders' Equity for each
     of the three years in the period ended December 31,
     1997 and the three months ended March 31, 1998
     (unaudited)............................................  F-123
  Consolidated Statements of Cash Flows for each of the
     three years in the period ended December 31, 1997 and
     the three months ended March 31, 1997 and 1998
     (unaudited)............................................  F-125
  Notes to Consolidated Financial Statements................  F-126
  Consolidated Balance Sheets as of December 31, 1997 and
     September 30, 1998 (unaudited).........................  F-150
  Consolidated Statements of Operations for the three months ended September 30, 1997 and 1998 (unaudited)..........  F-151
  Consolidated Statements of Operations for the nine months
     ended September 30, 1997 and 1998 (unaudited)..........  F-152
  Condensed Consolidated Statements of Cash Flows for the
     nine months ended September 30, 1997 and 1998
     (unaudited)............................................  F-153
  Consolidated Statement of Stockholders' Equity for the
     nine months ended September 30, 1998 (unaudited).......  F-154
  Notes to Consolidated Financial Statements (unaudited)....  F-155

COMMODORE MEDIA, INC. AND SUBSIDIARIES
  Report of Independent Auditors............................  F-169
  Consolidated Statements of Operations for the period from
     January 1, 1996 to October 16, 1996 and the year ended
     December 31, 1995......................................  F-170
  Consolidated Statements of Cash Flows for the period from
     January 1, 1996 to October 16, 1996 and the year ended
     December 31, 1995......................................  F-171
  Notes to Consolidated Statements of Operations and Cash
     Flows..................................................  F-172

MARTIN MEDIA
  Report of Independent Public Accountants..................  F-179
  Balance Sheets as of December 31, 1997 and 1996...........  F-180
  Statements of Operations for each of the years ended
     December 31, 1997, 1996 and 1995.......................  F-181
  Statements of Partners' Capital (Deficit) for each of the
     years ended December 31, 1997, 1996 and 1995...........  F-182
  Statements of Cash Flows for each of the years ended
     December 31, 1997, 1996 and 1995.......................  F-183
  Notes to Financial Statements.............................  F-184
  Statements of Operations for the six months ended June 30,
     1998 and 1997 (unaudited)..............................  F-194
  Statements of Cash Flows for the six months ended June 30,
     1998 and 1997 (unaudited)..............................  F-195
  Note to Financial Statements..............................  F-196

                                                              PAGE
                                                              -----
MARTIN & MACFARLANE, INC.
  Report of Independent Public Accountants..................  F-197
  Balance Sheets as of December 31, 1997 and 1996...........  F-198
  Statements of Income for each of the years ended December
     31, 1997 and 1996 and six month period ended December
     31, 1995...............................................  F-199
  Statements of Retained Earnings for each of the years
     ended December 31, 1997 and 1996 and six month period
     ended December 31, 1995................................  F-200
  Statements of Cash Flows for each of the years ended
     December 31, 1997 and 1996 and six month period ended
     December 31, 1995......................................  F-201
  Notes to Financial Statements.............................  F-202
  Independent Auditors' Report..............................  F-213
  Balance Sheet as of June 30, 1995.........................  F-214
  Statement of Income for the year ended June 30, 1995......  F-215
  Statement of Retained Earnings for the year ended June 30,
     1995...................................................  F-216
  Statement of Cash Flows for the year ended June 30,
     1995...................................................  F-217
  Notes to Financial Statements.............................  F-218
  Statements of Operations for the six months ended June 30,
     1998 and 1997 (unaudited)..............................  F-225
  Statements of Cash Flows for the six months ended June 30,
     1998 and 1997 (unaudited)..............................  F-226
  Note to Financial Statements..............................  F-227

RIVERSIDE BROADCASTING CO., INC. AND WAXQ INC.
  Independent Auditors' Report..............................  F-228
  Combined Balance Sheets as of December 31, 1995 and 1996
     and June 30, 1997 (unaudited)..........................  F-229
  Combined Statements of Earnings for the years ended
     December 31, 1994, 1995 and 1996 and the six months
     ended June 30, 1996 and 1997 (unaudited)...............  F-230
  Combined Statements of Cash Flows for the years ended
     December 31, 1994, 1995 and 1996 and the six months
     ended June 30, 1996 and 1997 (unaudited)...............  F-231
  Notes to Combined Financial Statements....................  F-232

WMZQ INC. AND VIACOM BROADCASTING EAST INC.:
  Independent Auditors' Report..............................  F-237
  Combined Balance Sheets as of December 31, 1995 and 1996
     and June 30, 1997 (unaudited)..........................  F-238
  Combined Statements of Earnings for the years ended
     December 31, 1994, 1995 and 1996 and the six months
     ended June 30, 1996 and 1997 (unaudited)...............  F-239
  Combined Statements of Cash Flows for the years ended
     December 31, 1994, 1995 and 1996 and the six months
     ended June 30, 1996 and 1997 (unaudited)...............  F-240
  Notes to Combined Financial Statements....................  F-241

WDAS-AM/FM (STATION OWNED AND OPERATED BY BEASLEY FM
  ACQUISITION CORP.):
  Independent Auditors' Report..............................  F-246
  Balance Sheets as of December 31, 1996 and March 31, 1997
     (unaudited)............................................  F-247
  Statements of Earnings and Station Equity for the year
     ended December 31, 1996 and the three months ended
     March 31, 1996 and 1997 (unaudited)....................  F-248
  Statements of Cash Flows for the year ended December 31,
     1996 and the three months ended March 31, 1996 and 1997
     (unaudited)............................................  F-249
  Notes to Financial Statements.............................  F-250

KYSR INC. AND KIBB INC.:
  Independent Auditors' Report..............................  F-254
  Combined Balance Sheets as of December 31, 1995 and 1996
     and June 30, 1997 (unaudited)..........................  F-255
  Combined Statements of Operations for the years ended
     December 31, 1994, 1995 and 1996 and the six months
     ended June 30, 1996 and 1997 (unaudited)...............  F-256
  Combined Statements of Cash Flows for the years ended
     December 31, 1994, 1995 and 1996 and the six months
     ended June 30, 1996 and 1997 (unaudited)...............  F-257
  Notes to Combined Financial Statements....................  F-258

                                                              PAGE
                                                              -----
WLIT INC.:
  Independent Auditors' Report..............................  F-263
  Balance Sheets as of December 31, 1995 and 1996 and June
     30, 1997 (unaudited)...................................  F-264
  Statements of Earnings for the years ended December 31,
     1994, 1995 and 1996 and the six months ended June 30,
     1996 and 1997 (unaudited)..............................  F-265
  Statements of Cash Flows for the years ended December 31,
     1994, 1995 and 1996 and the six months ended June 30,
     1996 and 1997 (unaudited)..............................  F-266
  Notes to Financial Statements.............................  F-267

COLFAX COMMUNICATIONS, INC. RADIO GROUP
  Report of Independent Public Accountants..................  F-272
  Combined Balance Sheets as of December 31, 1996, 1995, and
     1994...................................................  F-273
  Combined Statements of Income for the years ended December
     31, 1996, 1995, and 1994...............................  F-274
  Combined Statements of Changes in Partners' Equity for the
     years ended December 31, 1996, 1995, and 1994..........  F-275
  Combined Statements of Cash Flows for the years ended
     December 31, 1996, 1995, and 1994......................  F-276
  Notes to Combined Financial Statements....................  F-277

SFX BROADCASTING, INC. AND SUBSIDIARIES
  Report of Independent Auditors............................  F-284
  Consolidated Balance Sheets as of March 31, 1998 and
     December 31, 1997 and 1996.............................  F-286
  Consolidated Statements of Operations for the three months ended March 31, 1998 and 1997 and for the years ended
     December 31, 1997, 1996 and 1995.......................  F-288
  Consolidated Statements of Shareholders' Equity for the
     three months ended March 31, 1998 and for the years
     ended December 31, 1997. 1996 and 1995.................  F-289
  Consolidated Statements of Cash Flows for the three months ended March 31, 1998 and 1997 and for the years ended
     December 31, 1997, 1996 and 1995.......................  F-290
  Notes to Consolidated Financial Statements................  F-291

KBIG-FM, KLDE-FM AND WBIX-FM (FORMERLY WNSR-FM):
  Report of Independent Accountants.........................  F-311
  Combined Statement of Assets Acquired as of April 3,
     1998...................................................  F-312
  Combined Statements of Revenues and Direct Operating
     Expenses for the years ended December 31, 1995, 1996
     and 1997 and the three months ended March 31, 1997 and
     1998 (unaudited).......................................  F-313
  Notes to the Combined Financial Statements................  F-314

KODA-FM:
  Report of Independent Accountants.........................  F-316
  Statement of Assets Acquired as of May 29, 1998...........  F-317
  Statements of Revenues and Direct Operating Expenses for
     the years ended December 31, 1996 and 1997 and the
     three months ended March 31, 1997 and 1998
     (unaudited)............................................  F-318
  Notes to the Financial Statements.........................  F-319

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Chancellor Media Corporation:

     We have audited the accompanying consolidated balance sheet of Chancellor Media Corporation and subsidiaries (collectively, the "Company") as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1997, and the consolidated results of its operations and its cash flows for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P.

Dallas, Texas
February 10, 1998, except for notes 2(b) paragraphs 1 and 3-5 as to which the date is February 20, 1998 and 9(b) paragraph 6 as to which the date is March 13, 1998

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Chancellor Media Corporation:

     We have audited the accompanying consolidated balance sheet of Chancellor Media Corporation (formerly Evergreen Media Corporation) and subsidiaries as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1995 and 1996. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedules as of and for the years ended December 31, 1995 and 1996. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chancellor Media Corporation and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for the years ended December 31, 1995 and 1996 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

                                            KPMG PEAT MARWICK LLP

Dallas, Texas
January 31, 1997

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1997
                 (DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                     ASSETS

                                                                 1996          1997
                                                              ----------    ----------
Current assets:
  Cash and cash equivalents.................................  $    3,060    $   16,584
  Accounts receivable, less allowance for doubtful accounts
     of $2,292 in 1996 and $12,651 in 1997..................      85,159       239,869
  Other current assets (note 3).............................       6,352        27,208
                                                              ----------    ----------
          Total current assets..............................      94,571       283,661
Property and equipment, net (note 4)........................      48,193       159,797
Intangible assets, net (note 5).............................     853,643     4,404,443
Other assets, net (note 3)..................................      24,552       113,576
                                                              ----------    ----------
                                                              $1,020,959    $4,961,477
                                                              ==========    ==========
                         LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses (note 6)............  $   26,650    $  171,017
  Current portion of long-term debt (note 7)................      26,500            --
                                                              ----------    ----------
          Total current liabilities.........................      53,150       171,017
Long-term debt, excluding current portion (note 7)..........     331,500     2,573,000
Deferred tax liabilities (note 11)..........................      86,098       361,640
Other liabilities...........................................         800        44,405
                                                              ----------    ----------
          Total liabilities.................................     471,548     3,150,062
                                                              ----------    ----------
Redeemable preferred stock (note 8):
  Redeemable senior cumulative exchangeable preferred stock
     of subsidiary, par value $.01 per share; 1,000,000
     shares authorized, issued and outstanding in 1997;
     liquidation preference of $121,274.....................          --       119,445
  Redeemable cumulative exchangeable preferred stock of
     subsidiary, par value $.01 per share; 3,600,000 shares
     authorized and 2,117,629 shares issued and outstanding
     in 1997; liquidation preference of $223,519............          --       211,763
Stockholders' equity (note 9):
  Preferred stock, $.01 par value. 2,200,000 shares of 7%
     convertible preferred stock authorized, issued and
     outstanding in 1997....................................          --       110,000
  Preferred stock, $.01 par value. 6,000,000 shares
     authorized; 5,990,000 shares of $3.00 convertible
     exchangeable preferred stock issued and outstanding in
     1997...................................................          --       299,500
  Common stock, $.01 par value. Authorized 200,000,000
     shares; issued and outstanding 78,077,696 shares in
     1996 and 119,921,814 shares in 1997....................         781         1,199
  Class B common stock, $.01 par value. Authorized 4,500,000 shares; issued and outstanding 6,232,132 shares in
     1996...................................................          62            --
  Paid-in capital...........................................     662,080     1,226,930
  Accumulated deficit.......................................    (113,512)     (157,422)
                                                              ----------    ----------
          Total stockholders' equity........................     549,411     1,480,207
                                                              ----------    ----------
Commitments and contingencies (notes 2, 7 and 12)...........
                                                              $1,020,959    $4,961,477
                                                              ==========    ==========

          See accompanying notes to consolidated financial statements.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                                1995       1996       1997
                                                              --------   --------   --------
Gross revenues..............................................  $186,365   $337,405   $663,804
  Less agency commissions...................................    23,434     43,555     81,726
                                                              --------   --------   --------
     Net revenues...........................................   162,931    293,850    582,078
                                                              --------   --------   --------
Operating expenses:
  Station operating expenses excluding depreciation and
     amortization...........................................    97,674    174,344    316,248
  Depreciation and amortization.............................    47,005     93,749    185,982
  Corporate general and administrative......................     4,475      7,797     21,442
                                                              --------   --------   --------
     Operating expenses.....................................   149,154    275,890    523,672
                                                              --------   --------   --------
     Operating income.......................................    13,777     17,960     58,406
                                                              --------   --------   --------
Nonoperating (income) expenses:
  Interest expense..........................................    19,199     37,527     85,017
  Interest income...........................................       (55)      (477)    (1,922)
  Gain on disposition of assets (note 2)....................        --         --    (18,380)
  Other expense, net........................................       291         --        383
                                                              --------   --------   --------
     Nonoperating expenses, net.............................   (19,435)   (37,050)   (65,098)
                                                              --------   --------   --------
     Loss before income taxes and extraordinary item........    (5,658)   (19,090)    (6,692)
Income tax expense (benefit) (note 11)......................       192     (2,896)     7,802
Dividends on preferred stock of subsidiary (note 8).........        --         --     12,901
                                                              --------   --------   --------
     Loss before extraordinary item.........................    (5,850)   (16,194)   (27,395)
Extraordinary item -- loss on extinguishment of debt, net of
  income tax benefit (note 7)...............................        --         --      4,350
                                                              --------   --------   --------
     Net loss...............................................    (5,850)   (16,194)   (31,745)
Preferred stock dividends (note 9(a)).......................     4,830      3,820     12,165
                                                              --------   --------   --------
     Net loss attributable to common stockholders...........  $(10,680)  $(20,014)  $(43,910)
                                                              ========   ========   ========
Basic and diluted loss per common share (notes 1(l) and 9):
  Before extraordinary item.................................  $   (.26)  $   (.33)  $   (.41)
  Extraordinary item........................................        --         --       (.05)
                                                              --------   --------   --------
     Net loss...............................................  $   (.26)  $   (.33)  $   (.46)
                                                              ========   ========   ========
Weighted average common shares outstanding..................    41,442     60,414     95,636
                                                              ========   ========   ========

          See accompanying notes to consolidated financial statements.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                 (DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                       CONVERTIBLE                                     CLASS B
                                                     PREFERRED STOCK          COMMON STOCK          COMMON STOCK
                                                  ---------------------   --------------------   -------------------    WARRANTS
                                                    SHARES      AMOUNT      SHARES      AMOUNT     SHARES     AMOUNT   (NOTE 9(c))
                                                  ----------   --------   -----------   ------   ----------   ------   -----------
Balances at December 31, 1994...................   1,610,000   $ 80,500    19,918,768   $ 199     6,296,632    $ 63     $ 12,488
Issuance of Common Stock in acquisition (note
  9(b)).........................................          --         --    11,222,018     112            --      --           --
Issuance of Common Stock in public offering
  (note 9(b))...................................          --         --    14,700,000     147            --      --           --
Exercise of common stock warrants (note 9(c))...          --         --     3,902,772      39            --      --      (12,488)
Conversion of Class B Common Stock to Common
  Stock.........................................          --         --        64,500       1       (64,500)     (1)          --
Exercise of common stock options (note 9(d))....          --         --        51,000       1            --      --           --
Convertible preferred stock dividends (note
  9(a)).........................................          --         --            --      --            --      --           --
Net loss........................................          --         --            --      --            --      --           --
                                                  ----------   --------   -----------   ------   ----------    ----     --------
Balances at December 31, 1995...................   1,610,000     80,500    49,859,058     499     6,232,132      62           --
Issuance of Common Stock in public offering
  (note 9(b))...................................          --         --    18,000,000     180            --      --           --
Conversion of 1993 Preferred Stock (note
  9(a)).........................................  (1,608,297)   (80,415)   10,051,832     100            --      --           --
Redemption of 1993 Preferred Stock (note
  9(a)).........................................      (1,703)       (85)           --      --            --      --           --
Exercise of common stock options (note 9(d))....          --         --       166,806       2            --      --           --
Convertible preferred stock dividends (note
  9(a)).........................................          --         --            --      --            --      --           --
Net loss........................................          --         --            --      --            --      --           --
                                                  ----------   --------   -----------   ------   ----------    ----     --------
Balances at December 31, 1996...................          --         --    78,077,696     781     6,232,132      62           --
Issuance of $3.00 Convertible Preferred Stock
  (note 9(a))...................................   5,990,000    299,500            --      --            --      --           --
Issuance of Common Stock in merger (note
  9(b)).........................................          --         --    34,617,460     346            --      --           --
Issuance of common stock options in merger (note
  9(d)).........................................          --         --            --      --            --      --           --
Issuance of 7% Preferred Stock in merger (note
  9(a)).........................................   2,200,000    110,000            --      --            --      --           --
Conversion of Class B Common Stock (note
  9(b)).........................................          --         --     6,232,132      62    (6,232,132)    (62)          --
Exercise of common stock options (note 9(d))....          --         --       994,526      10            --      --           --
Convertible preferred stock dividends (note
  9(a)).........................................          --         --            --      --            --      --           --
Net loss........................................          --         --            --      --            --      --           --
                                                  ----------   --------   -----------   ------   ----------    ----     --------
Balances at December 31, 1997...................   8,190,000   $409,500   119,921,814   $1,199           --    $ --     $     --
                                                  ==========   ========   ===========   ======   ==========    ====     ========


                                                                                 TOTAL
                                                   PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                                   CAPITAL       DEFICIT        EQUITY
                                                  ----------   -----------   -------------
Balances at December 31, 1994...................  $  101,921    $ (82,818)    $  112,353
Issuance of Common Stock in acquisition (note
  9(b)).........................................      70,026           --         70,138
Issuance of Common Stock in public offering
  (note 9(b))...................................     132,574           --        132,721
Exercise of common stock warrants (note 9(c))...      12,462           --             13
Conversion of Class B Common Stock to Common
  Stock.........................................          --           --             --
Exercise of common stock options (note 9(d))....          31           --             32
Convertible preferred stock dividends (note
  9(a)).........................................          --       (4,830)        (4,830)
Net loss........................................          --       (5,850)        (5,850)
                                                  ----------    ---------     ----------
Balances at December 31, 1995...................     317,014      (93,498)       304,577
Issuance of Common Stock in public offering
  (note 9(b))...................................     264,056           --        264,236
Conversion of 1993 Preferred Stock (note
  9(a)).........................................      80,315           --             --
Redemption of 1993 Preferred Stock (note
  9(a)).........................................          (5)          --            (90)
Exercise of common stock options (note 9(d))....         700           --            702
Convertible preferred stock dividends (note
  9(a)).........................................          --       (3,820)        (3,820)
Net loss........................................          --      (16,194)       (16,194)
                                                  ----------    ---------     ----------
Balances at December 31, 1996...................     662,080     (113,512)       549,411
Issuance of $3.00 Convertible Preferred Stock
  (note 9(a))...................................     (11,692)          --        287,808
Issuance of Common Stock in merger (note
  9(b)).........................................     536,225           --        536,571
Issuance of common stock options in merger (note
  9(d)).........................................      34,977           --         34,977
Issuance of 7% Preferred Stock in merger (note
  9(a)).........................................          --           --        110,000
Conversion of Class B Common Stock (note
  9(b)).........................................          --           --             --
Exercise of common stock options (note 9(d))....       5,340           --          5,350
Convertible preferred stock dividends (note
  9(a)).........................................          --      (12,165)       (12,165)
Net loss........................................          --      (31,745)       (31,745)
                                                  ----------    ---------     ----------
Balances at December 31, 1997...................  $1,226,930    $(157,422)    $1,480,207
                                                  ==========    =========     ==========

          See accompanying notes to consolidated financial statements.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                           1995         1996          1997
                                                         ---------    ---------    -----------
Cash flows from operating activities:
  Net loss...........................................    $  (5,850)   $ (16,194)   $   (31,745)
  Adjustments to reconcile net loss to net cash
     provided by operating activities:
     Depreciation....................................        5,508        7,707         14,918
     Amortization of goodwill, intangible assets and
       other assets..................................       41,497       86,042        171,064
     Provision for doubtful accounts.................          904        2,179          5,174
     Deferred income tax benefit.....................         (479)      (4,353)        (3,829)
     Gain on disposition of assets...................           --           --        (18,380)
     Dividends on preferred stock of subsidiary......                                   12,901
     Loss on extinguishment of debt, net of income
       tax benefit...................................           --           --          4,350
     Changes in certain assets and liabilities, net
       of effects of acquisitions:
       Accounts receivable...........................       (6,628)     (28,146)       (29,977)
       Other current assets..........................          724       (2,804)           733
       Accounts payable and accrued expenses.........        3,711        3,991         20,004
       Other assets..................................         (184)        (354)        (4,283)
       Other liabilities.............................          490         (587)        (1,416)
                                                         ---------    ---------    -----------
          Net cash provided by operating
            activities...............................       39,693       47,481        139,514
                                                         ---------    ---------    -----------
Cash flows from investing activities:
  Acquisitions, net of cash acquired.................     (188,004)    (457,764)    (1,631,505)
  Escrow deposits on pending acquisitions............           --      (17,000)        (4,655)
  Proceeds from sale of assets.......................           --       32,000        269,250
  Payments made on purchases of representation
     contracts.......................................           --           --        (31,456)
  Payments received on sales of representation
     contracts.......................................           --           --          9,296
  Capital expenditures...............................       (2,642)      (6,543)       (11,666)
  Other..............................................       (1,466)     (12,631)       (22,273)
                                                         ---------    ---------    -----------
          Net cash used by investing activities......     (192,112)    (461,938)    (1,423,009)
                                                         ---------    ---------    -----------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt...........      186,000      447,750      2,945,250
  Principal payments on long-term debt...............     (159,000)    (290,750)    (1,901,250)
  Net proceeds from issuance of common stock,
     preferred stock and warrants....................      132,766      264,938        293,158
  Dividends on preferred stock.......................       (4,830)      (3,820)       (14,572)
  Payments for debt issuance costs...................         (303)      (3,941)       (25,567)
  Redemption of preferred stock......................           --          (90)            --
                                                         ---------    ---------    -----------
          Net cash provided by financing
            activities...............................      154,633      414,087      1,297,019
                                                         ---------    ---------    -----------
Increase (decrease) in cash and cash equivalents.....        2,214         (370)        13,524
Cash and cash equivalents at beginning of year.......        1,216        3,430          3,060
                                                         ---------    ---------    -----------
Cash and cash equivalents at end of year.............    $   3,430    $   3,060    $    16,584
                                                         =========    =========    ===========

          See accompanying notes to consolidated financial statements.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Description of Business

     Chancellor Media Corporation (formerly known as Evergreen Media Corporation) ("Chancellor Media") and its subsidiaries (collectively, the "Company") own and operate commercial radio stations in various geographical regions across the United States. The Company's station portfolio as of December 31, 1997 included 96 stations (68 FM and 28 AM) comprising a total of 11 station clusters of four or five FM stations ("superduopolies") in seven of the 12 largest radio markets -- Los Angeles, New York, Chicago, San Francisco, Philadelphia, Washington, D.C. and Detroit -- and in four other large markets -- Denver, Minneapolis/St. Paul, Phoenix and Orlando. The Company also owns Katz Media Group, Inc. ("KMG" and, together with its operating subsidiaries, "Katz"), a full-service media representation firm that sells national spot advertising time for its clients in the television, radio and cable industries.

  (b) Principles of Consolidation

     The consolidated financial statements include the accounts of Chancellor Media and its subsidiaries all of which are wholly owned. Significant intercompany balances and transactions have been eliminated in consolidation.

  (c) Property and Equipment

     Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Repair and maintenance costs are charged to expense when incurred.

  (d) Intangible Assets

     Intangible assets consist primarily of broadcast licenses, goodwill, representation contracts and other identifiable intangible assets. Intangible assets resulting from acquisitions are valued based upon estimated fair values. The Company amortizes such intangible assets using the straight-line method over estimated useful lives ranging from 1 to 40 years. The Company continually evaluates the propriety of the carrying amount of goodwill and other intangible assets as well as the amortization period to determine whether current events or circumstances warrant adjustments to the carrying value and/or revised estimates of useful lives. This evaluation consists of the projection of undiscounted operating income before depreciation, amortization, nonrecurring charges and interest over the remaining amortization periods of the related intangible assets. The projections are based on a historical trend line of actual results since the acquisitions of the respective stations adjusted for expected changes in operating results. To the extent such projections indicate that undiscounted operating income is not expected to be adequate to recover the carrying amounts of the related intangible assets, such carrying amounts are written down by charges to expense. At this time, the Company believes that no significant impairment of goodwill and other intangible assets has occurred and that no reduction of the estimated useful lives is warranted.

  (e) Debt Issuance Costs

     The costs related to the issuance of debt are capitalized and amortized to expense over the lives of the related debt. During the years ended December 31, 1995, 1996 and 1997, the Company recognized amortization of debt issuance costs of $631, $1,113 and $1,337, respectively, which amounts are included in amortization expense in the accompanying consolidated statements of operations.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

  (f) Barter Transactions

     The Company trades commercial air time for goods and services used principally for promotional, sales and other business activities. An asset and liability is recorded at the fair market value of the goods or services received. Barter revenue is recorded and the liability relieved when commercials are broadcast and barter expense is recorded and the asset relieved when goods or services are received or used. Barter amounts are not significant to the Company's consolidated financial statements.

  (g) Income Taxes

     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense is the total of tax payable for the period and the change during the period in deferred tax assets and liabilities which impacted operations.

  (h) Revenue Recognition

     Revenue is derived primarily from the sale of radio advertising time to local and national advertisers and from commissions on sales of advertising time for radio and television stations and cable television systems under representation contracts by the Company's media representation firm, Katz Media Group, Inc. Revenue is recognized as advertisements are broadcast.

     Fees received or paid pursuant to various time brokerage agreements are recognized as gross revenues or amortized to expense, respectively, over the term of the agreement using the straight-line method.

  (i) Representation Contracts

     Representation contracts typically may be terminated by either party upon written notice one year after receipt of such notice. In accordance with industry practice, in lieu of termination, an arrangement is typically made for the purchase of such contracts by the successor representation firm. Under such arrangements, the purchase price paid by the successor representation firm is based upon the historic commission income projected over the remaining contract period, including the evergreen notice period, plus 2 months.

     Income resulting from the disposition of representation contracts is recognized as other revenue over the remaining life of the contracts sold. Other revenue on the disposition of representation contracts included in gross revenue in the accompanying consolidated statement of operations was $153 for the year ended December 31, 1997. Costs of obtaining representation contracts are deferred and amortized over the related period of benefit. Amortization of costs of obtaining representation contracts included in depreciation and amortization in the accompanying consolidated statement of operations was $380 for the year ended December 31, 1997.

  (j) Statements of Cash Flows

     For purposes of the statements of cash flows, the Company considers temporary cash investments purchased with original maturities of three months or less to be cash equivalents.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

     The Company paid approximately $19,134, $37,042 and $84,610 for interest in 1995, 1996 and 1997, respectively. The Company paid approximately $733 and $11,079 for income taxes in 1996 and 1997, respectively.

  (k) Derivative Financial Instruments

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate risks related to interest on the Company's outstanding debt.

     As interest rates change under interest rate swap and cap agreements, the differential to be paid or received is recognized as an adjustment to interest expense. The Company is not exposed to credit loss as its interest rate swap agreements are with the participating banks under the Company's senior credit facility.

  (l) Loss Per Common Share

     Loss per common share is based on the weighted average shares of common stock outstanding during each year. Stock options, the $3.00 Convertible Exchangeable Preferred Stock (the "$3.00 Convertible Preferred Stock") and the 7% Convertible Preferred Stock (the "7% Convertible Preferred Stock") are not included in the calculation as their effect would be antidilutive.

     On August 8, 1996, the Company declared a three-for-two stock split effected in the form of a stock dividend payable on August 26, 1996 to shareholders of record at the close of business on August 19, 1996. On December 18, 1997, the Company declared a two-for-one stock split effected in the form of a stock dividend payable on January 12, 1998 to shareholders of record at the close of business on December 29, 1997. All share and per share data (other than authorized share data) contained in the accompanying consolidated financial statements have been retroactively adjusted to give effect to the stock dividends.

     The Company adopted the provisions of SFAS No. 128, Earnings Per Share,effective for the year ended December 31, 1997. This Statement establishes new standards for computing and presenting earnings per share and requires restatement of all prior period earnings per share data. The adoption of this Statement resulted in the dual presentation of basic and diluted earnings per share on the Company's income statement. In accordance with this statement, the Company has applied these provisions on a retroactive basis. Basic and diluted loss per common share does not differ from previously reported primary loss per share information for the years ended December 31, 1995 and 1996 due to the Company's loss position.

  (m) Disclosure of Certain Significant Risks and Uncertainties

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     In the opinion of management, credit risk with respect to trade receivables is limited due to the large number of diversified customers and the geographic diversification of the Company's customer base. The Company performs ongoing credit evaluations of its customers and believes that adequate allowances for any uncollectible trade receivables are maintained. At December 31, 1995, 1996 and 1997, no receivable from any customer exceeded 5% of stockholders' equity and no customer accounted for more than 10% of net revenues in 1995, 1996 or 1997.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

  (n) Stock Option Plan

     Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant or to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosures of SFAS No. 123.

  (o) Recently Issued Accounting Principles

     The Company adopted the provisions of SFAS No. 129, Disclosures of Information about Capital Structure, effective for the year ended December 31, 1997. This Statement consolidates existing pronouncements on required disclosures about a company's capital structure including a brief discussion of rights and privileges for securities outstanding. The adoption of this Statement had no material effect on the Company's consolidated financial statements.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 is effective for financial statement periods beginning after December 15, 1997. Management does not anticipate that this Statement will have a significant effect on the Company's consolidated financial statements.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. This Statement establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Management does not anticipate that this Statement will have a significant effect on the Company's consolidated financial statements.

  (p) Reclassifications

     Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year presentation.

(2) ACQUISITIONS AND DISPOSITIONS

  (a) Completed Transactions

     In May 1995, the Company acquired Broadcasting Partners, Inc. ("BPI"), a publicly traded radio broadcasting company with seven FM and four AM radio stations, eight of which are in the nation's ten largest radio markets (the "BPI Acquisition"). The BPI Acquisition was effected through the merger of a wholly-owned subsidiary of the Company with and into BPI, with BPI surviving the merger as a wholly-owned subsidiary of the Company. The BPI Acquisition included the conversion of each outstanding share of BPI common stock into the right to receive $12.00 in cash and .69 shares of the Company's Common Stock,

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES resulting in total cash payments of $94,813 and the issuance of 11,222,018 shares of the Company's Common Stock valued at $6.25 per share. In addition, the Company retired existing BPI debt of $81,926 and incurred various other direct acquisition costs. The total purchase price, including closing costs, allocated to net assets acquired was approximately $258,634.

     On January 17, 1996, the Company acquired Pyramid Communications, Inc. ("Pyramid"), a radio broadcasting company with nine FM and three AM radio stations in five radio markets (Chicago, Philadelphia, Boston, Charlotte and Buffalo) (the "Pyramid Acquisition"). The Pyramid Acquisition was effected through the merger of a wholly-owned subsidiary of the Company with and into Pyramid, with Pyramid surviving the merger as a wholly-owned subsidiary of the Company. The total purchase price, including closing costs, allocated to net assets acquired was approximately $316,343 in cash.

     On May 3, 1996, the Company acquired WKLB-FM in Boston from Fairbanks Communications for $34,000 in cash plus various other direct acquisition costs. On November 26, 1996, the Company exchanged WKLB-FM in Boston (now known as WROR-FM) for WGAY-FM in Washington, D.C. The exchange was accounted for as a like-kind exchange and no gain or loss was recognized upon consummation of the transaction. The Company had previously been operating WGAY-FM under a time brokerage agreement and selling substantially all of the broadcast time of WKLB-FM under a time brokerage agreement, in each case since June 17, 1996, pending completion of the exchange.

     On July 19, 1996, the Company sold WHTT-FM and WHTT-AM in Buffalo to Mercury Radio for $19,500 in cash, and on August 1, 1996, the Company sold WSJZ-FM in Buffalo to American Radio Systems for $12,500 in cash (collectively, the "Buffalo Stations"). The assets of the Buffalo Stations were classified as assets held for sale in the Pyramid Acquisition and no gain or loss was recognized by the Company upon consummation of the sales. The combined net income of the Buffalo stations of approximately $733 has been excluded from the consolidated statement of operations for the year ended December 31, 1996. The excess of the proceeds over the carrying amounts at the dates of sale approximated $2,561 (including interest costs during the holding period of approximately $1,169) and has been accounted for as an adjustment to the original purchase price of the Pyramid Acquisition. The Company had previously entered into time brokerage agreements (effective April 15, 1996 for WSJZ-FM and April 25, 1996 for WHTT-FM and WHTT-AM) to sell substantially all of the broadcast time of these stations pending completion of the sales.

     On August 14, 1996, the Company acquired KYLD-FM in San Francisco from Crescent Communications for $44,000 in cash plus various other direct acquisition costs. The Company had previously been operating KYLD-FM under a time brokerage agreement since May 1, 1996.

     On October 18, 1996, the Company acquired WEDR-FM in Miami from affiliates of the Rivers Group for $65,000 in cash plus various other direct acquisition costs.

     On January 31, 1997, the Company acquired WWWW-FM and WDFN-AM in Detroit from affiliates of Chancellor Broadcasting Company ("Chancellor") for $30,000 in cash plus various other direct acquisition costs. The Company had previously provided certain sales and promotional functions to WWWW-FM and WDFN-AM under a joint sales agreement since February 14, 1996 and subsequently operated the stations under a time brokerage agreement since April 1, 1996.

     On January 31, 1997, the Company acquired KKSF-FM and KDFC-FM/AM in San Francisco from affiliates of the Brown Organization for $115,000 in cash plus various other direct acquisition costs. The Company had previously been operating KKSF-FM and KDFC-FM/AM under a time brokerage agreement since November 1, 1996. On July 21, 1997, the Company sold KDFC-FM to Bonneville International Corporation ("Bonneville") for $50,000 in cash. The assets of KDFC-FM were classified as assets held for sale in connection with the purchase price allocation of the acquisition of KKSF-FM and KDFC-FM/AM

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES and no gain or loss was recognized by the Company upon consummation of the sale. The combined net income of KDFC-FM of approximately $934 has been excluded from the consolidated statement of operations for the year ended December 31, 1997. The excess of the proceeds over the carrying amount at the date of sale approximated $739 (including interest costs during the holding period of approximately $1,750) and has been accounted for as an adjustment to the original purchase price of the acquisition of KKSF-FM and KDFC-FM/AM.

     On April 1, 1997, the Company acquired WJLB-FM and WMXD-FM in Detroit from Secret Communications, L.P. ("Secret") for $168,000 in cash plus various other direct acquisition costs. The Company had previously been operating WJLB-FM and WMXD-FM under time brokerage agreements since September 1, 1996.

     On April 3, 1997, the Company exchanged WQRS-FM in Detroit (which the Company acquired on April 3, 1997 from Secret for $32,000 in cash plus various other direct acquisition costs), to affiliates of Greater Media Radio, Inc. in return for WWRC-AM in Washington, D.C. and $9,500 in cash. The exchange was accounted for as a like-kind exchange and no gain or loss was recognized upon consummation of the transaction. The net purchase price to the Company of WWRC-AM was therefore $22,500. The Company had previously been operating WWRC-AM under a time brokerage agreement since June 17, 1996.

     On May 1, 1997, the Company acquired WDAS-FM/AM in Philadelphia from affiliates of Beasley FM Acquisition Corporation for $103,000 in cash plus various other direct acquisition costs.

     On May 15, 1997, the Company exchanged five of its six stations in Charlotte, North Carolina (WPEG-FM, WBAV-FM/AM, WRFX-FM and WFNZ-AM) for two FM stations in Philadelphia (WIOQ-FM and WUSL-FM) owned by EZ Communications, Inc. ("EZ") in Philadelphia (the "Charlotte Exchange"), and also sold the Company's sixth radio station in Charlotte, WNKS-FM, to EZ for $10,000 in cash and recognized a gain of $3,536. The Charlotte Exchange was accounted for as a like-kind exchange and no gain or loss was recognized upon consummation of the transaction.

     On May 30, 1997, the Company acquired WPNT-FM in Chicago from affiliates of Century Broadcasting Company for $75,740 in cash (including $1,990 for the purchase of the station's accounts receivable) plus various other direct acquisition costs. On June 19, 1997, the Company sold WPNT-FM in Chicago to Bonneville for $75,000 in cash and recognized a gain of $529.

     On June 3, 1997, the Company sold WEJM-FM in Chicago to affiliates of Crawford Broadcasting for $14,750 in cash and recognized a gain of $9,258.

     On July 2, 1997, the Company acquired WLTW-FM and WAXQ-FM in New York and WMZQ-FM, WJZW-FM, WZHF-AM and WBZS-AM in Washington, D.C. from Viacom International, Inc. ("Viacom") for approximately $612,388 in cash including various other direct acquisition costs (the "Viacom Acquisition"). The Viacom Acquisition was financed with (i) bank borrowings under the Senior Credit Facility (as defined) of $552,559; (ii) $53,750 in escrow funds paid by the Company on February 19, 1997 and (iii) $6,079 financed through working capital. In June 1997, the Company issued 5,990,000 shares of $3.00 Convertible Exchangeable Preferred Stock for net proceeds of $287,808 which were used to repay borrowings under the Senior Credit Facility and subsequently were reborrowed on July 2, 1997 as part of the financing of the Viacom Acquisition. On July 7, 1997, the Company sold WJZW-FM in Washington, D.C. to affiliates of Capital Cities/ABC Radio for $68,000 in cash. The assets of WJZW-FM, as well as the assets of WZHF-AM and WBZS-AM, which were sold on August 13, 1997, were accounted for as assets held for sale in connection with the purchase price allocation of the Viacom Acquisition and no gain or loss was recognized by the Company upon consummation of the sales. The combined net income of WJZW-FM, WZHF-AM and WBZS-AM of approximately $153 has been excluded from the consolidated statement of operations for the

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES year ended December 31, 1997. The excess of the carrying amounts over the proceeds at the dates of sale approximated $894 and has been accounted for as an adjustment to the original purchase price of the Viacom Acquisition.

     On July 7, 1997, the Company sold the Federal Communications Commission ("FCC") authorizations and certain transmission equipment previously used in the operation of KYLD-FM in San Francisco to Susquehanna Radio Corporation ("Susquehanna") for $44,000 in cash and recognized a gain of $1,726. Simultaneously therewith, Chancellor sold the call letters "KSAN-FM" (which Chancellor previously used in San Francisco) to Susquehanna. On July 7, 1997, the Company and Chancellor entered into a time brokerage agreement to enable the Company to operate KYLD-FM on the frequency previously assigned to KSAN-FM, and on July 7, 1997, Chancellor changed the call letters of KSAN-FM to KYLD-FM. Upon the consummation of the Chancellor Merger (as defined herein), the Company changed the format of the new KYLD-FM to the format previously operated on the old KYLD-FM.

     On July 14, 1997, the Company completed the disposition of WLUP-FM in Chicago to Bonneville for net proceeds of $80,000 which were held by a qualified intermediary pending the completion of the deferred exchange of WLUP-FM for KZPS-FM and KDGE-FM in Dallas. On October 7, 1997, the Company applied the net proceeds from the disposition of WLUP-FM of $80,000 in cash, plus an additional $3,500 and various other direct acquisition costs, in a deferred exchange of WLUP-FM for KZPS-FM and KDGE-FM in Dallas. The exchange was accounted for as a like-kind exchange and no gain or loss was recognized upon consummation of the transaction. The Company had previously operated KZPS-FM and KDGE-FM under time brokerage agreements effective August 1, 1997.

     On July 21, 1997, the Company entered into a time brokerage agreement with Chancellor whereby the Company began managing certain limited functions of Chancellor's stations KBGG-FM, KNEW-AM and KABL-FM in San Francisco pending the consummation of the Chancellor Merger (as defined herein), which occurred on September 5, 1997.

     On August 13, 1997, the Company sold WBZS-AM and WZHF-AM in Washington, D.C. (acquired as part of the Viacom Acquisition) and KDFC-AM in San Francisco to affiliates of Douglas Broadcasting ("Douglas") for $18,000 in the form of a promissory note. The promissory note bears interest at 7 3/4%, with a balloon principal payment due four years after closing. At closing, Douglas was required to post a $1,000 letter of credit for the benefit of the Company that will remain outstanding until all amounts due under the promissory note are paid.

     On August 27, 1997, the Company sold WEJM-AM in Chicago to Douglas for $7,500 in cash and recognized a gain of $3,331.

     On September 5, 1997, pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of February 19, 1997 and amended and restated on July 31, 1997 (the "Chancellor Merger Agreement"), among Chancellor, Chancellor Radio Broadcasting Company ("CRBC"), Evergreen Media Corporation ("Evergreen"), Evergreen Mezzanine Holdings Corporation ("EMHC") and Evergreen Media Corporation of Los Angeles ("EMCLA"), (i) Chancellor was merged (the "Parent Merger") with and into EMHC, a direct, wholly-owned subsidiary of Evergreen, with EMHC remaining as the surviving corporation and (ii) CRBC was merged (the "Subsidiary Merger") with and into EMCLA, a direct, wholly-owned subsidiary of EMHC, with EMCLA remaining as the surviving corporation (collectively, the "Chancellor Merger"). Upon consummation of the Parent Merger, the Company was renamed Chancellor Media Corporation and EMHC was renamed Chancellor Mezzanine Holdings Corporation ("CMHC"). Upon consummation of the Subsidiary Merger, EMCLA was renamed Chancellor Media Corporation of Los Angeles ("CMCLA"). Consummation of the Chancellor Merger added 52 radio stations (36 FM and 16 AM) to the Company's portfolio of stations, including 13 stations in markets in which the Company previously operated. The total

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES purchase price allocated to net assets acquired was approximately $1,998,383 which included (i) the conversion of each outstanding share of Chancellor Common Stock into 0.9091 shares of the Company's Common Stock, resulting in the issuance of 34,617,460 shares of the Company's Common Stock at $15.50 per share,
(ii) the assumption of long-term debt of CRBC of $949,000 which included $549,000 of borrowings outstanding under the CRBC senior credit facility, $200,000 of CRBC's 9 3/8% Senior Subordinated Notes due 2004 and $200,000 of CRBC's 8 3/4% Senior Subordinated Notes due 2007 (iii) the issuance of 2,117,629 shares of CMCLA's 12% Exchangeable Preferred Stock in exchange for CRBC's substantially identical securities with a fair value of $215,570 including accrued and unpaid dividends of $3,807, (iv) the issuance of 1,000,000 shares of CMCLA's 12 1/4% Series A Senior Cumulative Exchangeable Preferred Stock in exchange for CRBC's substantially identical securities with a fair value of $120,217 including accrued and unpaid dividends of $772, (v) the issuance of 2,200,000 shares of the Company's 7% Convertible Preferred Stock in exchange for Chancellor's substantially identical securities with a fair value of $111,048 including accrued and unpaid dividends of $1,048, (vi) the assumption of stock options issued to Chancellor stock option holders with a fair value of $34,977 and (vii) estimated acquisition costs of $31,000.

     On October 28, 1997, the Company acquired Katz, a full-service media representation firm, in a tender offer transaction for a total purchase price of approximately $379,101 (the "Katz Acquisition") which included (i) the conversion of each outstanding share of KMG Common Stock into the right to receive $11.00 in cash, resulting in total cash payments of $149,601, (ii) the assumption of long-term debt of KMG and its subsidiaries of $222,000 which included $122,000 of borrowings outstanding under the KMG senior credit facility and $100,000 of 10 1/2% Senior Subordinated Notes due 2007 of Katz Media Corporation (a subsidiary of KMG) and (iii) estimated acquisition costs of $7,500.

     On December 29, 1997, the Company acquired five radio stations from Pacific and Southern Company, Inc., a subsidiary of Gannett Co., Inc., consisting of WGCI-FM/AM in Chicago for $140,000, KKBQ-FM/ AM in Houston for $110,000 and KHKS-FM in Dallas for $90,000, for an aggregate purchase price of $340,000 in cash plus various other direct acquisition costs.

     On January 30, 1998, the Company acquired KXPK-FM in Denver from Ever Green Wireless LLC (which is unrelated to the Company) for $26,000 in cash plus various other direct acquisition costs, of which $1,655 was previously paid by Chancellor as escrow funds and are classified as other assets at December 31, 1997. The Company had previously been operating KXPK-FM under a time brokerage agreement since September 1, 1997.

     The acquisitions discussed above were accounted for as purchases. Accordingly, the accompanying consolidated financial statements include the results of operations of the acquired entities from the dates of acquisition.

     A summary of the net assets acquired follows:

                                                       1995        1996         1997
                                                     --------    --------    ----------
Working capital, including cash of $492 in 1995,
  $1,011 in 1996 and $9,724 in 1997................  $ 12,012    $ 11,218    $   66,805
Property and equipment.............................    11,684      11,519       118,371
Assets held for sale (note 2)......................        --      32,000       131,000
Intangible assets..................................   264,650     465,824     3,823,746
Other assets.......................................        --          --        26,742
Deferred tax liability.............................   (29,712)    (61,218)     (279,371)
Other liabilities..................................        --          --       (39,681)
                                                     --------    --------    ----------
                                                     $258,634    $459,343    $3,847,612
                                                     ========    ========    ==========

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

     The pro forma consolidated condensed results of operations data for 1996 and 1997, as if the 1996 and 1997 acquisitions and dispositions discussed above, the 1996 Common Stock offering, 1996 preferred stock conversion and redemption, the 1997 preferred stock offering described in note 9, the 8 1/8% Notes offering described in note 7(f) and the amendment and restatement of the Senior Credit Facility described in note 7(a) occurred at January 1, 1996, follow:

                                                                     UNAUDITED
                                                              -----------------------
                                                                1996          1997
                                                              ---------    ----------
Net revenues................................................  $ 882,054    $1,002,784
Net loss....................................................   (216,229)     (149,683)
Basic and diluted net loss per common share.................      (2.02)        (1.46)

     The pro forma results are not necessarily indicative of what would have occurred if the transactions had been in effect for the entire periods presented.

  (b) Pending Transactions

     On July 1, 1996, Chancellor entered into an agreement with SFX Broadcasting, Inc. ("SFX") pursuant to which Chancellor agreed to exchange WAPE-FM and WFYV-FM in Jacksonville and $11,000 in cash to SFX in return for WBAB-FM, WBLI-FM, WHFM-FM and WGBB-AM in Nassau/Suffolk (Long Island) (the "SFX Exchange"). The Company currently operates WBAB-FM, WBLI-FM, WHFM-FM and WGBB-FM pursuant to a time brokerage agreement effective July 1, 1996 and SFX currently operates WAPE-FM and WFYV-FM pursuant to a time brokerage agreement effective July 1, 1996. On November 6, 1997, the Antitrust Division of the United States Department of Justice (the "DOJ") filed suit against the Company seeking to enjoin, under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Company's acquisition of the four Long Island properties from SFX. If the Company is unable to acquire the four Long Island properties, the SFX Exchange will not be consummated. Furthermore, under the terms of the Capstar Transaction (as defined below), upon consummation of Capstar Broadcasting Corporation's pending acquisition of SFX, the SFX Exchange would be terminated.

     On August 6, 1997, the Company paid $3,000 to Bonneville for an option to exchange WTOP-AM in Washington, KZLA-FM in Los Angeles and WGMS-FM in Washington and $57,000 in cash for Bonneville's stations WBIX-FM in New York, KLDE-FM in Houston and KBIG-FM in Los Angeles (the "Bonneville Option"). The Bonneville Option was exercised on October 1, 1997, and definitive exchange documentation is presently being negotiated. The Company has entered into time brokerage agreements to operate KLDE-FM and KBIG-FM effective October 1, 1997 and WBIX-FM effective October 10, 1997 and has entered into time brokerage agreements to sell substantially all of the broadcast time of WTOP-AM, KZLA-FM and WGMS-FM effective October 1, 1997.

     On February 17, 1998, the Company entered into an agreement to acquire WWDC-FM/AM in Washington, D.C. from Capitol Broadcasting Company and its affiliates for $72,000 in cash (including $4,000 paid by the Company in escrow on February 18, 1998), plus an amount equal to the value assigned to certain accounts receivable for the stations (the "Capitol Broadcasting Acquisition"). Consummation of the Capitol Broadcasting Acquisition is conditioned, among other things, on the consummation of the exchanges of the Company's Washington, D.C. stations that are subject to the Bonneville Option.

     On February 20, 1998, the Company entered into an agreement to acquire from Capstar Broadcasting Corporation (together with its subsidiaries, "Capstar") KTXQ-FM and KBFB-FM in Dallas/Ft.Worth, KODA-FM, KKRW-FM and KQUE-AM in Houston, KPLN-FM and KYXY-FM in San Diego and WVTY-FM, WJJJ-FM, WXDX-FM and WDVE-FM in Pittsburgh (collectively the "Capstar/SFX

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

Stations") for an aggregate purchase price of approximately $637,500 (the "Capstar Transaction"). The Capstar/SFX Stations are presently owned by SFX, and are expected to be acquired by Capstar as part of Capstar's pending acquisition of SFX (the "Capstar/SFX Acquisition"). The Capstar/SFX Stations would be acquired by the Company in a series of purchases and exchanges over a period of three years, and would be operated by the Company under time brokerage agreements immediately upon the consummation of the Capstar/SFX Acquisition until acquired by the Company. As part of the Capstar Transaction, the SFX Exchange would, upon consummation of the Capstar/SFX Acquisition, be terminated and the Company would exchange WAPE-FM and WFYV-FM in Jacksonville (valued for purposes of the Capstar Transaction at $53,000) plus $90,250 in cash for Capstar/SFX Station KODA-FM in Houston. The Company would pay approximately $494,250 for the remaining ten Capstar/SFX Stations. As part of the Capstar Transaction, the Company would, at the consummation of the Capstar/SFX Acquisition, provide a subordinated loan to Capstar in the principal amount of $250,000(the "Capstar Loan"). The Capstar Loan would bear interest at the rate of 12% per annum (subject to increase in certain circumstances), and would be secured by a senior pledge of common stock of Capstar's direct subsidiaries and SFX and a senior guarantee by one of Capstar's direct subsidiaries. A portion of the Capstar Loan would be prepaid by Capstar in connection with the Company's acquisition of, and the proceeds of such prepayment would be used by the Company as a portion of the purchase price for, each Capstar/SFX Station. The Company's obligation to provide the Capstar Loan is conditioned, among other things, on Capstar's receipt of at least $650,000 in equity investments that are subordinate to the Capstar Loan between January 1, 1998 and the consummation of the Capstar/SFX Acquisition. Hicks, Muse, Tate & Furst, Incorporated ("Hicks Muse"), which is a substantial shareholder of the Company (see note 14), controls Capstar, and certain directors of the Company are directors and/or executive officers of Capstar and/or Hicks Muse.

     Consummation of each of the transactions discussed above is subject to various conditions, including approval from the FCC and the expiration or early termination of any waiting period required under the HSR Act. Except with respect to the SFX Exchange, which the Company expects will be terminated in connection with the Capstar Transaction, the Company believes that such conditions will be satisfied in the ordinary course, but there can be no assurance that this will be the case.

     Escrow funds of $4,655 paid by the Company in connection with the acquisition of KXPK-FM in Denver on January 30, 1998 and the Bonneville Option have been classified as other assets in the accompanying balance sheet at December 31, 1997.

(3) OTHER ASSETS

     Other current assets consist of the following at December 31, 1996 and 1997:

                                                               1996      1997
                                                              ------    -------
Representation contracts receivable.........................  $   --    $16,462
Prepaid expenses and other..................................   6,352     10,746
                                                              ------    -------
                                                              $6,352    $27,208
                                                              ======    =======

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

     Other assets consist of the following at December 31, 1996 and 1997:

                                                               1996        1997
                                                              -------    --------
Deferred costs on purchases of representation contracts,
  less accumulated amortization of $380 in 1997.............  $    --    $ 35,411
Deferred debt issuance costs, less accumulated amortization
  of $1,794 in 1996 and $943 in 1997........................    7,086      24,624
Notes receivable (note 2)...................................       --      18,000
Representation contracts receivable.........................       --      12,187
Escrow deposits.............................................   17,000       4,655
Other.......................................................      466      18,699
                                                              -------    --------
                                                              $24,552    $113,576
                                                              =======    ========

(4) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31, 1996 and 1997:

                                                 ESTIMATED USEFUL LIFE    1996        1997
                                                 ---------------------   -------    --------
Broadcast and other equipment..................       3-15 years         $47,937    $115,440
Buildings and improvements.....................       3-20 years          11,735      24,308
Furniture and fixtures.........................        5-7 years           8,392      29,659
Land...........................................               --           7,379      23,122
                                                                         -------    --------
                                                                          75,443     192,529
Less accumulated depreciation..................                           27,250      32,732
                                                                         -------    --------
                                                                         $48,193    $159,797
                                                                         =======    ========

(5) INTANGIBLE ASSETS

     Intangible assets consist of the following at December 31, 1996 and 1997:

                                             ESTIMATED USEFUL LIFE      1996          1997
                                             ---------------------   ----------    ----------
Broadcast licenses.........................          15-40           $  498,766    $3,507,547
Goodwill...................................          15-40              131,775       717,576
Representation contracts...................       17                         --       105,000
Other intangibles..........................           1-40              397,062       386,272
                                                                     ----------    ----------
                                                                      1,027,603     4,716,395
Less accumulated amortization..............                             173,960       311,952
                                                                     ----------    ----------
                                                                     $  853,643    $4,404,443
                                                                     ==========    ==========

     In addition to broadcast licenses, goodwill and representation contracts, categories of other intangible assets include: (i) premium advertising revenue base (the value of the higher radio advertising revenues in certain of the Company's markets as compared to other markets of similar population); (ii) advertising client base (the value of the well-established advertising base in place at the time of acquisition of certain stations); (iii) talent contracts (the value of employment contracts between certain stations and their key employees); (iv) fixed asset delivery premium (the benefit expected from the Company's ability to operate fully constructed and operational stations from the date of acquisition), and (v) premium audience growth pattern (the value of expected above-average population growth in a given market).

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

(6) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

     Accounts payable and accrued expenses consist of the following at December 31, 1996 and 1997:

                                                               1996        1997
                                                              -------    --------
Accounts payable............................................  $17,746    $ 83,738
Accrued payroll.............................................    7,262      31,349
Representation contracts payable............................       --      21,680
Accrued interest............................................    1,642      18,130
Accrued dividends...........................................       --      16,120
                                                              -------    --------
                                                              $26,650    $171,017
                                                              =======    ========

(7) LONG-TERM DEBT

     Long-term debt consists of the following at December 31, 1996 and 1997:

                                                                1996         1997
                                                              --------    ----------
Senior Credit Facility(a)...................................  $348,000    $1,573,000
Senior Notes(b).............................................    10,000            --
9 3/8% Notes(c).............................................        --       200,000
8 3/4% Notes(d).............................................        --       200,000
10 1/2% Notes(e)............................................        --       100,000
8 1/8% Notes(f).............................................        --       500,000
                                                              --------    ----------
          Total long-term debt..............................   358,000     2,573,000
Less current portion........................................    26,500            --
                                                              --------    ----------
                                                              $331,500    $2,573,000
                                                              ========    ==========

  (a) Senior Credit Facility

     On April 25, 1997, the Company entered into a loan agreement which amended and restated its prior senior credit facility. Under the amended and restated agreement, as amended on June 26, 1997, August 7, 1997, October 28, 1997 and February 10, 1998 (as amended, the "Senior Credit Facility"), the Company established a $1,250,000 revolving facility (the "Revolving Loan Facility") and a $500,000 term loan facility (the "Term Loan Facility"). Upon consummation of the Chancellor Merger, the aggregate commitments under the Revolving Loan Facility and the Term Loan Facility were increased to $1,600,000 and $900,000, respectively. In connection with the amendment and restatement of the Senior Credit Facility, the Company wrote off the unamortized balance of deferred debt issuance costs of $4,350 (net of a tax benefit of $2,343) as an extraordinary charge.

     Borrowings under the Senior Credit Facility bear interest at a rate based, at the option of the Company, on the participating banks' prime rate or Eurodollar rate, plus an incremental rate. Without giving effect to the interest rate swap and cap agreements described below, the interest rate on the $900,000 outstanding under the Term Loan at December 31, 1997 was 7.09% on a blended basis, based on Eurodollar rates, and the interest rate on the $665,000 and $8,000 of advances outstanding under the Revolving Loan were 7.06% on a blended basis and 8.63% at December 31, 1997, based on the Eurodollar and prime rates, respectively. The Company pays fees ranging from 0.25% to 0.375% per annum on the aggregate unused portion of the loan commitment based upon the leverage ratio for the most recent quarter end, in addition to an annual agent's fee.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

     Pursuant to the Senior Credit Facility, the Company is required to enter into interest hedging agreements that result in fixing or placing a cap on the Company's floating rate debt so that no less than 50% of the principal amount of total debt outstanding has a fixed or capped rate. At December 31, 1997, interest rate swap agreements covering a notional balance of $1,325,000 were outstanding. These outstanding swap agreements mature from 1998 through 1999 and require the Company to pay fixed rates of 4.96% to 6.63% while the counterparty pays a floating rate based on the three-month London Interbank Borrowing Offered Rate ("LIBOR"). During the years ended December 31, 1995, 1996 and 1997, the Company recognized charges (income) under its interest rate swap agreements of $(275), $111 and $2,913, respectively. Because the interest rate swap agreements are with banks that are lenders under the Senior Credit Facility, the Company is not exposed to credit loss.

     The Term Loan Facility is payable in quarterly installments commencing on September 30, 2000 and ending June 30, 2005. The Revolving Loan Facility requires scheduled annual reductions of the commitment amount, payable in quarterly installments commencing on September 30, 2000 and ending on June 30, 2005. The capital stock of the Company's subsidiaries is pledged to secure the performance of the Company's obligations under the Senior Credit Facility, and each of the Company's subsidiaries have guaranteed those obligations.

  (b) Senior Notes

     The Company issued $20,000 of senior notes (the "Senior Notes") in 1989. The Senior Notes bear interest at 11.59% per annum payable quarterly and principal is payable in equal quarterly installments of $1,000 through May 1999. In connection with the amendment and restatement of the Senior Credit Facility, on April 25, 1997, the Company repaid all amounts outstanding under the Senior Notes.

  (c) 9 3/8% Notes

     Upon consummation of the Chancellor Merger, on September 5, 1997, the Company assumed CRBC's $200,000 aggregate principal amount of 9 3/8% Senior Subordinated Notes due 2004 (the "9 3/8% Notes"). Interest on the 9 3/8% Notes is payable semiannually, commencing on April 1, 1996. The 9 3/8% Notes mature on October 1, 2004 and are redeemable, in whole or in part, at the option of the Company on or after February 1, 2000, at redemption prices ranging from 104.688% at February 1, 2000 and declining to 100% on or after February 1, 2003, plus in each case accrued and unpaid interest. In addition, on or prior to January 31, 1999, the Company may redeem up to 25% of the original aggregate principal amount of the 9 3/8% Notes at a redemption price of 107.031% plus accrued and unpaid interest with the net proceeds of one or more public equity offerings of CMHC or CMCLA. Upon the occurrence of a change in control (as defined in the indenture governing the 9 3/8% Notes), the holders of the 9 3/8% Notes have the right to require the Company to repurchase all or any part of the 9 3/8% Notes at a purchase price equal to 101% plus accrued and unpaid interest.

  (d) 8 3/4% Notes

     Upon consummation of the Chancellor Merger, on September 5, 1997, the Company assumed CRBC's $200,000 aggregate principal amount of 8 3/4% Senior Subordinated Notes due 2007 (the "8 3/4% Notes"). Interest on the 8 3/4% Notes is payable semiannually, commencing on December 15, 1997. The 8 3/4% Notes mature on June 15, 2007 and are redeemable, in whole or in part, at the option of the Company on or after June 15, 2002, at redemption prices ranging from 104.375% at June 15, 2002 and declining to 100% on or after June 15, 2005, plus in each case accrued and unpaid interest. In addition, prior to June 15, 2000, the Company may redeem up to 25% of the original aggregate principal amount of the 8 3/4% Notes at a redemption price of

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

108.75% plus accrued and unpaid interest with the net proceeds of one or more public equity offerings of CMHC or CMCLA. Upon the occurrence of a change in control (as defined in the indenture governing the 8 3/4% Notes) on or prior to June 15, 2000, the 8 3/4% Notes may be redeemed as a whole at the option of the Company at a redemption price of 100% plus the Applicable Premium (as defined in the indenture governing the 8 3/4% Notes) and accrued and unpaid interest. Upon the occurrence of a change in control after June 15, 2000, the holders of the 8 3/4% Notes have the right to require the Company to repurchase all or any part of the 8 3/4% Notes at a purchase price equal to 101% plus accrued and unpaid interest.

  (e) 10 1/2% Notes

     Upon consummation of the Katz Acquisition, on October 28, 1997, the Company assumed Katz Media Corporation's $100,000 aggregate principal amount of 10 1/2% Senior Subordinated Notes due 2007 (the "10 1/2% Notes"). Interest on the
10 1/2% Notes is payable semiannually, commencing on July 15, 1997. The 10 1/2% Notes mature on January 15, 2007 and are redeemable, in whole or in part, at the option of the Company on or after January 15, 2002, at redemption prices ranging from 105.25% at January 15, 2002 and declining to 100% on or after January 15, 2006, plus in each case accrued and unpaid interest. In addition, prior to January 15, 2000, the Company may redeem up to 35% of the original aggregate principal amount of the 10 1/2% Notes at a redemption price of 109.5% plus accrued and unpaid interest with the net proceeds of one or more offerings of equity interests of Chancellor Media, CMHC or CMCLA. Upon the occurrence of a change in control (as defined in the indenture governing the 10 1/2% Notes), the holders of the 10 1/2% Notes have the right to require the Company to repurchase all or any part of the 10 1/2% Notes at a purchase price equal to 101% plus accrued and unpaid interest.

  (f) 8 1/8% Notes

     On December 22, 1997, the Company issued $500,000 aggregate principal amount of 8 1/8% Senior Subordinated Notes due 2007 (the "8 1/8% Notes") for estimated net proceeds of $485,000. Interest on the 8 1/8% Notes is payable semiannually, commencing on June 15, 1998. The 8 1/8% Notes mature on December 15, 2007 and are redeemable, in whole or in part, at the option of the Company on or after December 15, 2002, at redemption prices ranging from 104.063% at December 15, 2002 and declining to 100% on or after December 15, 2005, plus in each case accrued and unpaid interest. In addition, prior to December 15, 2000, the Company may redeem up to 35% of the original aggregate principal amount of the 8 1/8% Notes at a redemption price of 108.125% plus accrued and unpaid interest with the net proceeds of one or more public equity offerings of Chancellor Media, CMHC or CMCLA. Also, upon the occurrence of a change in control (as defined in the indenture governing the 8 1/8% Notes), the 8 1/8% Notes may be redeemed as a whole at the option of the Company at a redemption price of 100% plus the Applicable Premium (as defined in the indenture governing the 8 1/8% Notes) and accrued and unpaid interest. Upon the occurrence of a change in control after December 15, 2000, the holders of the 8 1/8% Notes have the right to require the Company to repurchase all or any part of the 8 1/8% Notes at a purchase price equal to 101% plus accrued and unpaid interest.

  (g) Other

     The 9 3/8% Notes, the 8 3/4% Notes, the 10 1/2% Notes and the 8 1/8% Notes (collectively, the "Notes") are unsecured obligations of the Company, subordinated in right of payment to all existing and any future senior indebtedness of the Company. The Notes are fully and unconditionally guaranteed, on a joint and several basis, by all of the Company's direct and indirect subsidiaries other than certain inconsequential subsidiaries (the "Subsidiary Guarantors"). The Subsidiary Guarantors are wholly-owned subsidiaries of the Company.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

     The Senior Credit Facility and the indentures governing the Notes contain customary restrictive covenants, which, among other things and with certain exceptions, limit the ability of the Company and its subsidiaries to incur additional indebtedness and liens in connection therewith, enter into certain transactions with affiliates, pay dividends, consolidate, merge or effect certain asset sales, issue additional stock, effect an asset swap and make acquisitions. The Company is required under the Senior Credit Facility to maintain specified financial ratios, including leverage, cash flow and debt service coverage ratios (as defined).

     A summary of the future maturities of long-term debt at December 31, 1997 follows:

1998........................................................  $       --
1999........................................................          --
2000........................................................      67,500
2001........................................................     157,500
2002........................................................     180,000
Thereafter..................................................   2,168,000

(8) REDEEMABLE PREFERRED STOCK

  (a) 12 1/4% Preferred Stock

     Upon consummation of the Chancellor Merger, on September 5, 1997, the Company issued 1,000,000 shares of CMCLA's 12 1/4% Series A Senior Cumulative Exchangeable Preferred Stock (the "12 1/4% Preferred Stock") in exchange for CRBC's substantially identical securities with a fair value of $120,217 including accrued and unpaid dividends of $772. The liquidation preference of each share of 12 1/4% Preferred Stock is $119.445 plus accrued and unpaid dividends of $1,829 at December 31, 1997. The dividend rate on the 12 1/4% Preferred Stock is 12.25% per annum of the liquidation preference and is payable quarterly. If any dividend payable on any dividend payment date on or before February 15, 2001 is not declared or paid in full in cash on such dividend payment date, the amount not paid on such dividend payment date will be added to the liquidation preference of the 12 1/4% Preferred Stock and will be deemed paid in full and will not accumulate. The 12 1/4% Preferred Stock is redeemable in whole or in part, at the option of the Company on or after February 15, 2001, at redemption prices ranging from 106.125% at February 15, 2001 and declining to 100.0% of the liquidation preference on or after February 15, 2006, plus in each case accrued and unpaid dividends. In addition, prior to February 15, 1999, the Company may redeem up to 25% of the shares of 12 1/4% Preferred Stock originally issued at a redemption price of 109.8% of the liquidation preference plus accrued and unpaid dividends with the net proceeds of one or more public equity offerings of CMCLA. The Company is required, subject to certain conditions, to redeem all of the 12 1/4% Preferred Stock outstanding on February 15, 2008, at a redemption price of 100% of the liquidation preference, plus accrued and unpaid dividends. The 12 1/4% Preferred Stock is exchangeable, subject to certain conditions, at the option of the Company, in whole but not in part, for 12 1/4% Subordinated Exchange Debentures due 2008 (the "12 1/4% Exchange Debentures") at a rate of $1.00 principal amount of 12 1/4% Exchange Debentures for each $1.00 in liquidation preference of 12 1/4% Preferred Stock. Upon the occurrence of a change in control (as defined in the certificate of designation governing the 12 1/4% Preferred Stock), the holders of the 12 1/4% Preferred Stock have the right to require the Company to repurchase all or any part of the 12 1/4% Preferred Stock at a price of 101% of the liquidation preference plus accrued and unpaid dividends. The 12 1/4% Preferred Stock is senior in liquidation preference to the Common Stock of CMCLA and to the 12% Preferred Stock.

  (b) 12% Preferred Stock

     Upon consummation of the Chancellor Merger, on September 5, 1997, the Company issued 2,117,629 shares of CMCLA's 12% Exchangeable Preferred Stock (the "12% Preferred Stock") in exchange for

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

CRBC's substantially identical securities with a fair value of $215,570 including accrued and unpaid dividends of $3,807. The liquidation preference of each share of 12% Preferred Stock is $100.00 plus accrued and unpaid dividends of $11,756 at December 31, 1997. The dividend rate on the 12% Preferred Stock is 12% per annum of the liquidation preference and is payable semi-annually. Dividends may be paid, at the Company's option, on any dividend payment date occurring on or prior to January 15, 2002 either in cash or in additional shares of 12% Preferred Stock. The 12% Preferred Stock is redeemable in whole or in part, at the option of the Company, on or after January 15, 2002, at redemption prices ranging from 106% at January 15, 2002 and declining to 100% of the liquidation preference on or after January 15, 2007, plus in each case accrued and unpaid dividends. In addition, prior to January 15, 2000, the Company may redeem all but $150,000 of the aggregate liquidation preference of 12% Preferred Stock at a redemption price of 112% of the liquidation preference plus accrued and unpaid dividends with the net proceeds of one or more public equity offerings of CMCLA. The Company is required, subject to certain conditions, to redeem all of the 12% Preferred Stock outstanding on January 15, 2009, at a redemption price of 100% of the liquidation preference, plus accrued and unpaid dividends. The 12% Preferred Stock is exchangeable, subject to certain conditions, at the option of the Company, in whole but not in part, for 12% Subordinated Exchange Debentures due 2009 (the "12% Exchange Debentures") at a rate of $1.00 principal amount of 12% Exchange Debentures for each $1.00 in liquidation preference of 12% Preferred Stock. Upon the occurrence of a change in control (as defined in the certificate of designation governing the 12% Preferred Stock), the holders of the 12% Preferred Stock have the right to require the Company to repurchase all or any part of the 12% Preferred Stock at a price of 101% of the liquidation preference plus accrued and unpaid dividends. In addition, upon the occurrence of a change in control, the Company may redeem the 12% Preferred Stock in whole but not in part at a redemption price of 112% of the liquidation preference plus accrued and unpaid dividends. The 12% Preferred Stock is senior in liquidation preference to the Common Stock of CMCLA and is subordinate to the 12 1/4% Preferred Stock.

(9) STOCKHOLDERS' EQUITY

  (a) Preferred Stock

     (i) 1993 Convertible Preferred Stock

     In October 1993, the Company issued 1,610,000 shares of $3.00 Convertible Exchangeable Preferred Stock (the "1993 Convertible Preferred Stock") for net proceeds of approximately $76,645. The Company converted 1,608,297 shares of the 1993 Convertible Preferred Stock into 10,051,832 shares of the Company's Common Stock and redeemed the remaining 1,703 shares of 1993 Convertible Preferred Stock at $52.70 per share in 1996 (the "1996 Preferred Stock Conversion"). The 1993 Convertible Preferred Stock had a liquidation preference of $50.00 per share plus accrued and unpaid dividends and a dividend rate of $3.00 per share, payable quarterly.

     (ii) $3.00 Convertible Exchangeable Preferred Stock

     In June 1997, the Company issued 5,990,000 shares of Chancellor Media's $3.00 Convertible Exchangeable Preferred Stock (the "$3.00 Convertible Preferred Stock") for net proceeds of $287,808. The liquidation preference of each share of Convertible Preferred Stock is $50.00 plus accrued and unpaid dividends of $749 at December 31, 1997. Dividends on the $3.00 Convertible Preferred Stock are cumulative and payable quarterly commencing September 15, 1997 at a rate per annum of $3.00 per share, when, as and if declared by the Board of Directors of the Company. The $3.00 Convertible Preferred Stock is convertible at the option of the holder at any time unless previously redeemed or exchanged, into the Company's Common Stock, par value $.01 per share at a conversion price of $25.00 per share, subject to adjustment in certain events. The $3.00 Convertible Preferred Stock is redeemable in whole or in part, at the option of the Company, on or after June 16, 1999, at redemption prices ranging from 104.8% and declining to 100% of the

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES liquidation preference on or after June 15, 2007, plus in each case accrued and unpaid dividends, provided that on or prior to June 15, 2000, the closing price of the Common Stock has equaled or exceeded 150% of the conversion price for 20 out of any 30 consecutive trading days. The $3.00 Convertible Preferred Stock is exchangeable, subject to certain conditions, at the option of the Company, in whole but not in part, commencing September 15, 2000, for 6% Convertible Subordinated Exchange Debentures due 2012 (the "6% Exchange Debentures") at a rate of $50.00 principal amount of 6% Exchange Debentures for each share of $3.00 Convertible Preferred Stock. Upon the occurrence of a change in control (as defined in the certificate of designation governing the $3.00 Convertible Preferred Stock), holders will have special conversion rights, subject to cash redemption by the Company. The $3.00 Convertible Preferred Stock is senior in liquidation preference to the Common Stock of Chancellor Media and pari passu with the 7% Convertible Preferred Stock.

     (iii) 7% Convertible Preferred Stock

     Upon consummation of the Chancellor Merger, on September 5, 1997, the Company issued 2,200,000 shares of Chancellor Media's 7% Convertible Preferred Stock (the "7% Convertible Preferred Stock") in exchange for Chancellor's substantially identical securities with a fair value of $111,048 including accrued and unpaid dividends of $1,048. The liquidation preference of each share of 7% Convertible Preferred Stock is $50.00 plus accrued and unpaid dividends of $1,604 at December 31, 1997. Dividends on the 7% Convertible Preferred Stock are payable quarterly, commencing July 15, 1997. The 7% Convertible Preferred Stock is convertible at the option of the holder at any time unless previously redeemed or exchanged, into the Company's Common Stock, par value $.01 per share at a conversion price of $18.095 per share, subject to adjustment in certain events. The 7% Convertible Preferred Stock is redeemable in whole or in part, at the option of the Company, on or after January 15, 2000, at redemption prices ranging from 104.9% at January 15, 2000 and declining to 100% of the liquidation preference on or after January 15, 2007, plus in each case accrued and unpaid dividends. Upon the occurrence of a change in control (as defined in the certificate of designation governing the 7% Convertible Preferred Stock), the holders of the 7% Convertible Preferred Stock have the right to require the Company to repurchase all or any part of the 7% Convertible Preferred Stock at a price of 101% of the liquidation preference, plus accrued and unpaid dividends. The 7% Convertible Preferred Stock is senior in liquidation preference to the Common Stock of Chancellor Media and pari passu with the $3.00 Convertible Preferred Stock.

  (b) Common Stock

     In May 1995, the Company issued 11,222,018 shares of Common Stock in connection with the BPI Acquisition.

     In July 1995, the Company completed a secondary public offering of 16,575,000 shares of its Common Stock (the "1995 Offering"). The Company issued and sold 14,700,000 shares in the offering, while 1,875,000 shares were issued and sold in connection with the exercise of certain warrants. Furthermore, 2,027,772 shares were issued in the offering in connection with the exercise of the remaining warrants outstanding pursuant to the over-allotment option. The net proceeds to the Company in connection with the 1995 Offering of approximately $132,721 were used to reduce borrowings under the Company's prior senior credit facility.

     On October 17, 1996, the Company completed a secondary public offering of 18,000,000 shares of its Common Stock (the "1996 Offering"). The net proceeds to the Company in connection with the 1996 Offering of approximately $264,236 were used to reduce borrowings under the Company's prior senior credit facility.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

     On September 5, 1997, the Company issued 34,617,460 shares of Common Stock at $15.50 per share in connection with the Chancellor Merger. In addition, upon consummation of the Chancellor Merger, each share of the Company's formerly outstanding Class A Common Stock and Class B Common Stock was reclassified, changed and converted into one share of Common Stock.

     On August 8, 1996, the Company declared a three-for-two stock split effected in the form of a stock dividend payable on August 26, 1996 to shareholders of record at the close of business on August 19, 1996. On December 18, 1997, the Company declared a two-for-one stock split effected in the form of a stock dividend payable on January 12, 1998 to shareholders of record at the close of business on December 29, 1997. All share and per share data (other than authorized share data) contained in the accompanying consolidated financial statements have been retroactively adjusted to give effect to the stock dividend.

     On March 13, 1998, the Company completed a secondary public offering of 21,850,000 shares of its Common Stock for net proceeds of approximately $995.1 million.

  (c) Common Stock Purchase Warrants

     In November 1992, the Company issued certain warrants which, immediately prior to the consummation of the common stock offering in July 1995, entitled holders to purchase an aggregate of 2,601,848 shares of Common Stock at $.01 per share. These warrants were assigned a value at date of issuance of $12,488. Such warrants were exercised in connection with the common stock offering in July 1995.

  (d) Stock Options

     The Company has established the 1992, 1993 and 1995 Key Employee Stock Option Plans (the "Employee Option Plans") which provide for the issuance of stock options to officers and other key employees of the Company and its subsidiaries. The Employee Option Plans make available for issuance an aggregate of 7,215,000 shares of Common Stock. Options issued under the Employee Option Plans have varying vesting periods as provided in separate stock option agreements and generally carry an expiration date of ten years subsequent to the date of issuance. Options issued under the 1993 and 1995 Employee Option Plans are required to have exercise prices equal to or in excess of the fair market value of the Company's Common Stock on the date of issuance.

     In May 1995, the Company also established the Stock Option Plan for Non-Employee Directors (the "Director Plan") which provides for the issuance of stock options to non-employee directors of the Company. The Director Plan makes available for issuance an aggregate of 450,000 shares of Common Stock. Options issued under the Director Plan have exercise prices equal to the fair market value of the Company's Common Stock on the date of issuance, vest over a three year period and have an expiration date of ten years subsequent to the date of issuance.

     In connection with the BPI Acquisition, the Company assumed outstanding options to purchase 310,276 shares of the Company's Common Stock (the "BPI Options"). The BPI Options vested and became exercisable on May 12, 1996 and have an expiration date of ten years subsequent to the original date of issuance by BPI.

     In connection with the Chancellor Merger, the Company assumed outstanding options to purchase 3,526,112 shares of the Company's Common Stock (the "Chancellor Options") with a fair value of $34,977. The Chancellor Options have varying vesting periods as provided in separate stock option agreements and generally carry an expiration date of ten years subsequent to the original date of issuance by Chancellor.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

     The total options available for grant were 3,679,500 and 1,115,894 at December 31, 1996 and 1997, respectively.

     The Company applies APB Opinion No. 25 in accounting for its Employee Option Plans and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                       1995        1996        1997
                                                      -------    --------    --------
Net loss:
  As reported.......................................  $(5,850)   $(16,194)   $(31,745)
  Pro forma.........................................   (8,787)    (20,969)    (36,650)
Basic and diluted loss per common share:
  As reported.......................................     (.26)       (.33)       (.46)
  Pro forma.........................................     (.33)       (.41)       (.51)

     Pro forma net loss reflects only options granted in 1995, 1996 and 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period of one year and compensation cost for options granted prior to 1995 is not considered.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants: expected volatility of 44.5% for 1995 and 1996 and 41.9% for 1997; risk-free interest rate of 6.0% for 1995 and 1996 and 5.4% for 1997; dividend yield of 0% and expected lives ranging from three to seven years for 1995, 1996 and 1997.

     Following is a summary of activity in the employee option plans and agreements discussed above for the years ended December 31, 1995, 1996 and 1997:

                                      1995                   1996                   1997
                              --------------------   --------------------   --------------------
                                          WEIGHTED               WEIGHTED               WEIGHTED
                                          AVERAGE                AVERAGE                AVERAGE
                                          EXERCISE               EXERCISE               EXERCISE
                               SHARES      PRICE      SHARES      PRICE      SHARES      PRICE
                              ---------   --------   ---------   --------   ---------   --------
Outstanding at beginning of
  year......................  1,956,000    $ 1.55    2,579,748    $ 3.46    3,559,984    $ 5.97
Granted.....................    516,000     10.08    1,174,500     11.56    2,773,590     22.89
Assumed in acquisitions.....    310,276      4.85           --        --    3,526,112      9.29
Exercised...................    (51,000)     0.65     (166,806)     4.27     (994,526)     5.43
Canceled....................   (151,528)     4.30      (27,458)     4.96      (38,464)    19.46
                              ---------    ------    ---------    ------    ---------    ------
Outstanding at end of
  year......................  2,579,748    $ 3.46    3,559,984    $ 5.97    8,826,696    $12.98
                              =========    ======    =========    ======    =========    ======
Options exercisable at year
  end.......................  1,890,000              1,935,484              5,687,960
                              =========              =========              =========
Weighted average fair value
  of options granted during
  the year..................       4.27                   4.88                  10.25
                              =========              =========              =========

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

     The following table summarizes information about stock options outstanding at December 31, 1997:

                                         OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                          --------------------------------------------------   -------------------------------
                              NUMBER           WEIGHTED                            NUMBER
                          OUTSTANDING AT       AVERAGE           WEIGHTED      EXERCISABLE AT      WEIGHTED
        RANGE OF           DECEMBER 31,       REMAINING          AVERAGE        DECEMBER 31,       AVERAGE
    EXERCISE PRICES            1997        CONTRACTUAL LIFE   EXERCISE PRICE        1997        EXERCISE PRICE
    ---------------       --------------   ----------------   --------------   --------------   --------------
$0.01...................    1,000,000         5.3 years           $ 0.01         1,000,000          $ 0.01
$4.13 to 6.17...........    2,186,056         7.2 years             4.58         2,039,692            4.60
$10.67 to 15.81.........    2,378,562         8.3 years            11.49           983,624           11.63
$17.05 to 23.75.........    2,769,078         9.5 years            21.38         1,464,644           22.50
$26.38 to 31.63.........      493,000         9.8 years            28.32           200,000           27.50
                            ---------                             ------         ---------          ------
                            8,826,696                              12.98         5,687,960           10.44
                            =========                             ======         =========          ======

(10) EMPLOYEE BENEFIT PLANS

  (a) 401(k) Plan

     The Company offers substantially all of its employees voluntary participation in a 401(k) Plan. The Company may make discretionary contributions to the plan; however, no such contributions were made by the Company during 1995, 1996 or 1997.

  (b) Katz Savings and Profit Sharing Plan

     Katz has a defined contribution retirement plan, The Katz Media Group Savings and Profit Sharing Plan (the "Katz Plan"). The Katz Plan covers substantially all employees of Katz with greater than six months of service. The Katz Plan permits Katz to match a percentage of a participant's contribution up to a stated maximum percentage of an employee's salary. Cash contributions included in operating expenses approximated $200 for the year ended December 31, 1997. Effective January 1, 1998, the Company elected to discontinue cash contributions under the matching provision of the Katz Plan. The Company intends to merge the Katz Plan into the Company's 401(k) Plan during 1998.

  (c) Katz Other Postretirement Benefits

     Prior to the Company's acquisition of Katz on October 28, 1997, Katz provided for certain medical, dental and life insurance benefits for employees who retire beginning at age 55 with a minimum of 15 years of service and for employees who retire at age 65 with a minimum of 10 years of service. The Company will continue providing this coverage only for retirees and beneficiaries currently receiving coverage and those active employees who have, or will have attained by December 31, 1998, the age and service necessary to receive coverage.

     The accumulated post retirement benefit obligation ("APBO") consists of $703 for retirees and $337 for active employees fully eligible for benefits for a total APBO of $1,040 at December 31, 1997. As of December 31, 1997, Katz and its subsidiaries have not funded any portion of the accumulated postretirement benefit obligation. The net periodic postretirement benefit cost consists of interest cost on the APBO of $11 for the year ended December 31, 1997. The APBO was determined using an assumed discount rate of 6.5% and a health care cost trend rate of 5% per annum for all future years. The effect of a 1% increase in the health care cost trend rate would increase the APBO by $368 and would increase the service and interest cost components of the net periodic postretirement benefit cost by $24.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

(11) INCOME TAXES

     Income tax expense (benefit) from continuing operations consists of the following:

                                                          1995      1996       1997
                                                          -----    -------    -------
Current tax expense:
  Federal...............................................  $ 246    $   485    $ 6,840
  State.................................................    425        972      4,791
                                                          -----    -------    -------
Total current tax expense...............................    671      1,457     11,631
Deferred benefit........................................   (479)    (4,353)    (3,829)
                                                          -----    -------    -------
Total income tax expense (benefit)......................  $ 192    $(2,896)   $ 7,802
                                                          =====    =======    =======

     During 1997, the Company incurred an extraordinary loss on extinguishment of debt. The tax benefit related to the extraordinary loss is approximately $2,343. This tax benefit, which reduces current taxes payable, is separately allocated to the extraordinary item.

     Total income tax expense (benefit) differed from the amount computed by applying the U.S. federal statutory income tax rate of 35% to loss from continuing operations for the years ended December 31, 1995, 1996 and 1997 as a result of the following:

                                                         1995       1996       1997
                                                        -------    -------    -------
Computed "expected" tax benefit.......................  $(1,980)   $(6,682)   $(2,342)
Amortization of goodwill..............................      788      2,477      5,744
Net operating loss carryforwards for which no tax
  benefit was recognized..............................      923         --         --
State income taxes, net of federal benefit............      276        632      2,533
Other, net............................................      185        677      1,867
                                                        -------    -------    -------
                                                        $   192    $(2,896)   $ 7,802
                                                        =======    =======    =======

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1996 and 1997 are presented below:

                                                                1996         1997
                                                              ---------    ---------
Deferred tax assets:
  Net operating loss and credit carryforwards...............  $  13,519    $  38,552
  Accrued compensation primarily relating to stock
     options................................................      1,687        1,720
  Differences in book and tax bases related to media
     representation contracts...............................         --       39,908
  Differences in book and tax bases of lease liabilities....         --        4,727
  Other.....................................................      1,215        3,147
                                                              ---------    ---------
          Total deferred tax assets.........................     16,421       88,054
                                                              ---------    ---------
Deferred tax liabilities:
  Property and equipment and intangibles, primarily
     resulting from difference in bases from BPI, Pyramid,
     Chancellor Merger and Katz acquisitions................   (101,761)    (445,992)
  Other.....................................................       (758)      (3,702)
                                                              ---------    ---------
          Total deferred tax liabilities....................   (102,519)    (449,694)
                                                              ---------    ---------
          Net deferred tax liability........................  $ (86,098)   $(361,640)
                                                              =========    =========

     Deferred tax assets and liabilities are computed by applying the U.S. federal and state income tax rate in effect to the gross amounts of temporary differences and other tax attributes, such as net operating loss carryforwards.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company expects the deferred tax assets at December 31, 1997 to be realized as a result of the reversal during the carryforward period of existing taxable temporary differences giving rise to deferred tax liabilities and the generation of taxable income in the carryforward period.

     At December 31, 1997, the Company has net operating loss carryforwards available to offset future taxable income of approximately $85,000, expiring from 1998 to 2012 and has alternative minimum tax credit carryforwards of approximately $3,600 that do not expire. All of the net operating loss and tax credit carryforwards at December 31, 1997 are subject to annual use limitations under tax rules governing changes of ownership.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

(12) COMMITMENTS AND CONTINGENCIES

     The Company has noncancelable operating leases, primarily for office space. These leases generally contain renewal options for periods ranging from one to ten years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (excluding those with lease terms of one month or less that were not renewed) was approximately $3,073, $5,462 and $10,913 during 1995, 1996 and 1997, respectively. Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1997 are as follows:

Year ending December 31:
  1998.....................................................   30,784
  1999.....................................................   28,644
  2000.....................................................   26,533
  2001.....................................................   25,188
  2002.....................................................   23,506
  Thereafter...............................................  156,335

     In August 1993, the Company terminated an agreement with Sagittarius Broadcasting Company (an affiliate of Infinity Broadcasting Corporation) and One Twelve, Inc. (collectively, the "Claimants" or the "Plaintiffs") pursuant to which programming featuring radio personality Howard Stern was broadcast on radio station WLUP-AM (now WMVP-AM) in Chicago. The Claimants allege that termination of the agreement was wrongful and have sued the Company in the Supreme Court of the State of New York, County of New York (the "Court"). The agreement required payments to the Claimants in the amount of $2.6 million plus five percent of advertising revenues generated by the programming over the three-year term of the agreement. A total of approximately $680,000 was paid to the Claimants pursuant to the agreement prior to termination. Claimants' complaint alleged claims for breach of contract, indemnification, breach of fiduciary duty and fraud. Claimants' aggregate prayer for relief totaled $45.0 million. On July 12, 1994, the Court granted the Company's motion to dismiss Claimants' claims for fraud and breach of fiduciary duty. On June 6, 1995, the Court denied the Claimants' motion for summary judgment on their contract and indemnification claims and this order has been affirmed on appeal. On May 17, 1996, after the close of discovery, the Company filed a motion for summary judgment, seeking the dismissal of the remaining claims in the original complaint. On July 1, 1996, Claimants moved for leave to amend their complaint in order to add claims for breach of the covenant of good faith and fair dealing, tortious interference with business advantage and prima facia tort. In the proposed amended complaint, Claimants seek compensatory and punitive damages in excess of $25.0 million. On March 13, 1997, the Court denied the Company's motion for summary judgment, allowed Claimants' request to amend the complaint to add a claim for breach of the covenant of good faith and fair dealing and denied Claimants' request to amend the complaint to add claims for tortious interference with business advantage and prima facia tort. On April 25, 1997, the Company filed a notice of appeal of the denial of the Company's motion for summary judgment. In October 1997, the N.Y. State Supreme Court, Appellate Division, granted a portion of the appeal seeking to strike certain damages sought, but otherwise affirmed the denial of the motion for summary judgement and sent the case back to the trial court for trial. The Company believes that it acted within its rights in terminating the agreement.

     The Company is also involved in various other claims and lawsuits which are generally incidental to its business. The Company is vigorously contesting all such matters and believes that their ultimate resolution will not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996 and 1997. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                 1996                    1997
                                          -------------------   -----------------------
                                          CARRYING     FAIR      CARRYING       FAIR
                                           AMOUNT     VALUE       AMOUNT       VALUE
                                          --------   --------   ----------   ----------
Interest rate swaps.....................  $     --   $    199   $       --   $    3,919
Long-term debt -- Senior Credit
  Facility..............................   348,000    348,000    1,573,000    1,573,000
Long-term debt -- Senior Notes..........    10,000     10,572           --           --
Long-term debt -- 9 3/8% Notes..........        --         --      200,000      209,000
Long-term debt -- 8 3/4% Notes..........        --         --      200,000      205,000
Long-term debt -- 10 1/2% Notes.........        --         --      100,000      110,000
Long-term debt -- 8 1/8% Notes..........        --         --      500,000      500,000
Redeemable preferred stock -- 12 1/4%
  Preferred Stock.......................        --         --      119,444      133,000
Redeemable preferred stock -- 12%
  Preferred Stock.......................        --         --      211,764      239,821
Preferred stock -- $3.00 Convertible
  Preferred Stock.......................        --         --      299,500      473,959
Preferred stock -- 7% Preferred Stock...        --         --      110,000      237,875

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

          Cash and cash equivalents, accounts receivable and accounts payable: The carrying amount of these assets and liabilities approximates fair value because of the short maturity of these instruments.

          Interest rate swaps: The fair value of the interest rate swap and cap contracts is estimated by obtaining quotations from brokers. The fair value is an estimate of the amounts that the Company would (receive) pay at the reporting date if the contracts were transferred to other parties or canceled by the broker.

          Long-term debt: The fair values of the Company's 9 3/8% Notes, 8 3/4% Notes, 10 1/2% Notes and 8 1/8% Notes are based on December 31, 1997 quoted market prices. As amounts outstanding under the Company's Senior Credit Facility agreements bear interest at current market rates, their carrying amounts approximate fair market value.

          Redeemable preferred stock: The fair values of the Company's 12 1/4% Preferred Stock and 12% Preferred Stock are based on December 31, 1997 quoted market prices.

          Preferred stock: The fair values of the Company's $3.00 Convertible Preferred Stock and 7% Convertible Preferred Stock are based on December 31, 1997 quoted market prices.

(14) RELATED PARTY TRANSACTIONS

     As of December 31, 1997, Thomas O. Hicks and affiliates of Hicks Muse beneficially owned an aggregate 18,727,028 shares of Common Stock of the Company. Mr. Hicks was elected Chairman of the Board and a director of the Company upon consummation of the Chancellor Merger.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

     The Company is subject to a financial monitoring and oversight agreement, dated April 1, 1996, as amended on September 4, 1997, (the "Financial Monitoring and Oversight Agreement") with Hicks, Muse & Co. Partners, L.P. ("Hicks Muse Partners"), an affiliate of Hicks Muse. Pursuant thereto, the Company pays to Hicks Muse Partners an annual fee of not less than $1,000 , subject to increase or decrease (but not below $1,000), based upon changes in the Consumer Price Index. Hicks Muse Partners is also entitled to reimbursement for any out-of-pocket expenses incurred in connection with rendering services under the Financial Monitoring and Oversight Agreement. The Financial Monitoring and Oversight Agreement provides that the agreement will terminate at such time as Thomas O. Hicks and his affiliates collectively cease to beneficially own at least two-thirds of the number of shares of Common Stock beneficially owned by them, collectively. The Company paid Hicks Muse Partners $333 in 1997 pursuant to the Financial Monitoring and Oversight Agreement which is included in corporate general and administrative expense in the accompanying consolidated statement of operations.

     In connection with the consummation of the Chancellor Merger, a Financial Advisory Agreement among Chancellor, CRBC and HM2/Management Partners, L.P. ("HM2/Management"), an affiliate of Hicks Muse, was terminated. In consideration thereof, in lieu of any payments required to be made under the Financial Advisory Agreement in respect of the transactions contemplated by the Chancellor Merger, HM2/Management was paid a fee of $10,000 in cash upon consummation of the Chancellor Merger which was accounted for as a direct acquisition cost. Notwithstanding the termination of the Financial Advisory Agreement, the Company paid Hicks Muse Partners $1,500 for financial advisory services in connection with the Katz Acquisition which was accounted for as a direct acquisition cost.

     Vernon E. Jordan, Jr., a director of the Company, also serves on the board of directors of Bankers Trust Company and Bankers Trust New York Corporation. Affiliates of Bankers Trust Company and Bankers Trust New York Corporation have provided a variety of commercial banking, investment banking and financial advisory services to the Company, and expect to continue to provide such services to the Company in the future.

(15) SEGMENT DATA

     The Company operated in two principal business segments -- radio broadcasting and media representation -- in 1997. The Company's radio broadcasting segment included a portfolio of 96 stations (68 FM and 28 AM) for which the Company owned at December 31, 1997 in 21 large markets, including each of the nation's 12 largest radio revenue markets. The Company entered into the media representation segment with the acquisition of Katz on October 28, 1997. Katz is a full-service media representation firm serving multiple types of electronic media, with leading market share in the representation of radio and television stations and cable television systems. Katz is retained on an exclusive basis by radio stations, television stations and cable television systems in over 200 designated market areas throughout the United States, including at least one radio or television station in each of the 50 largest designated market areas, to sell national spot advertising air time. The media representation segment data for 1997 includes the results of operations of Katz from the date of acquisition.

                                                          DEPRECIATION
                                     NET      OPERATING       AND        IDENTIFIABLE     CAPITAL
              1997                 REVENUES    INCOME     AMORTIZATION      ASSETS      EXPENDITURES
              ----                 --------   ---------   ------------   ------------   ------------
Radio broadcasting...............  $548,856    $52,219      $182,314      $4,465,526      $11,430
Media representation.............    33,222      6,187         3,668         495,951          436
                                   --------    -------      --------      ----------      -------
          Total..................  $582,078    $58,406      $185,982      $4,961,477      $11,866
                                   ========    =======      ========      ==========      =======

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

(16) QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                             QUARTER ENDED
                                            ------------------------------------------------
                                            MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31
                                            --------   --------   ------------   -----------
1996:
  Net revenues............................  $ 53,371   $ 72,991     $ 78,768      $ 88,720
  Operating income (loss).................    (8,223)     7,062        9,351         9,770
  Net income (loss) attributable to common
     stockholders.........................   (15,481)    (3,429)      (1,997)          893
  Basic and diluted income (loss) per
     common share.........................     (0.28)     (0.06)       (0.04)         0.01
1997:
  Net revenues............................  $ 81,897   $106,364     $145,022      $248,795
  Operating income........................       568     16,968       15,002        25,868
  Income (loss) before extraordinary
     item.................................    (6,011)     9,870       (6,000)      (25,254)
  Net income (loss) attributable to common
     stockholders.........................    (6,011)     4,821      (11,049)      (31,671)
  Basic and diluted income (loss) per
     common share:
     Before extraordinary item............     (0.07)      0.11        (0.12)        (0.27)
     Net income (loss)....................     (0.07)      0.06        (0.12)        (0.27)

     Basic and diluted net loss per common share for the years ended December 31, 1996 and 1997 differs from the sum of basic and diluted net loss per common share for the quarters during the respective year due to the different periods used to calculate weighted average shares outstanding.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Chancellor Media Corporation:

     Our report on the consolidated financial statements of Chancellor Media Corporation and subsidiaries is included in this Form 10-K. In connection with our audit of such financial statements, we have also audited the related financial statement schedules of Chancellor Media Corporation and subsidiaries as of and for the year ended December 31, 1997 included herein.

     In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

                                            COOPERS & LYBRAND L.L.P.

Dallas, Texas
February 10, 1998, except for notes 2(b) paragraphs 1 and 3-5 as to which the date is February 20, 1998 and 9(b) paragraph 6 as to which the date is March 13, 1998

                                   SCHEDULE I
                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

                   CONDENSED BALANCE SHEETS -- PARENT COMPANY
                           DECEMBER 31, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                  1996         1997
                                                                ---------   ----------
  Investment in subsidiaries, at equity.......................  $ 549,411   $1,480,207
                                                                =========   ==========

                          LIABILITIES AND STOCKHOLDERS' EQUITY

  Accounts payable............................................  $      --   $       --
  Stockholders' equity:
    Preferred stock...........................................         --      409,500
    Common stocks.............................................        843        1,199
    Paid-in capital...........................................    662,080    1,226,930
    Accumulated deficit.......................................   (113,512)    (157,422)
                                                                ---------   ----------
            Total stockholders' equity........................    549,411    1,480,207
                                                                ---------   ----------
            Total liabilities and stockholders' equity........  $ 549,411   $1,480,207
                                                                =========   ==========

           See accompanying notes to condensed financial statements.

                                                               SCHEDULE I, CONT.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

              CONDENSED STATEMENTS OF OPERATIONS -- PARENT COMPANY
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                               1995        1996        1997
                                                              -------    --------    --------
Net loss -- equity in losses of unconsolidated
  subsidiaries..............................................  $(5,850)   $(16,194)   $(31,745)
                                                              =======    ========    ========

           See accompanying notes to condensed financial statements.

                                                               SCHEDULE I, CONT.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

              CONDENSED STATEMENTS OF CASH FLOWS -- PARENT COMPANY
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                              1995        1996        1997
                                                            ---------   ---------   ---------
Cash flows from operating activities:
  Net loss................................................  $  (5,850)  $ (16,194)  $ (31,745)
  Equity in undistributed losses of unconsolidated
     subsidiaries.........................................      5,850      16,194      31,745
                                                            ---------   ---------   ---------
          Net cash provided by operating activities.......         --          --          --
Cash flows from investing activities -- investment in
  subsidiaries............................................   (127,936)   (261,028)   (282,244)
                                                            ---------   ---------   ---------
Cash flows from financing activities:
  Proceeds from issuance of common stock, preferred stock
     and warrants.........................................    132,766     264,938     293,158
  Redemption of redeemable preferred stock................         --         (90)         --
  Dividends on preferred stock............................     (4,830)     (3,820)    (10,914)
  Distributions from subsidiaries.........................         --          --          --
          Net cash provided by financing activities.......    127,936     261,028     282,244
                                                            ---------   ---------   ---------
Net change in cash and cash equivalents...................         --          --          --
Cash and cash equivalents at beginning of year............         --          --          --
                                                            ---------   ---------   ---------
Cash and cash equivalents at end of year..................  $      --   $      --   $      --
                                                            =========   =========   =========

           See accompanying notes to condensed financial statements.

                                                               SCHEDULE I, CONT.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

             NOTES TO PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

(1) GENERAL

     The accompanying condensed financial statements of Chancellor Media Corporation (the "Company") should be read in conjunction with the consolidated financial statements of the Company and its subsidiaries included in the Company's Annual Report on Form 10-K.

(2) OBLIGATIONS, GUARANTEES AND COMMITMENTS

     On November 6, 1992, the Company organized a new wholly-owned subsidiary to which the Company transferred and assigned substantially all of its assets and liabilities. The Company has guaranteed the obligations under a loan agreement of this subsidiary (the "Senior Credit Facility"). Prior to such time the Company was the debtor on such obligations. See note 7 to consolidated financial statements regarding these obligations.

(3) OTHER

     See note 9 to consolidated financial statements for a description of the preferred stock, common stock and other equity securities of the Company.

                                                                     SCHEDULE II

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                             (DOLLARS IN THOUSANDS)

                                                          ADDITIONS    ADDITIONS
                                             BALANCE AT   CHARGED TO    CHARGED                  BALANCE
                                             BEGINNING    COSTS AND    TO OTHER                  AT END
                DESCRIPTION                  OF PERIOD     EXPENSES    ACCOUNTS     WRITEOFFS   OF PERIOD
                -----------                  ----------   ----------   ---------    ---------   ---------
Allowance for doubtful accounts:
  Year ended December 31, 1997.............   $ 2,292       5,174         7,049(1)    1,864      $12,651
                                              =======       =====       =======       =====      =======
  Year ended December 31, 1996.............   $ 2,000       2,179           156(1)    2,043      $ 2,292
                                              =======       =====       =======       =====      =======
  Year ended December 31, 1995.............   $   835         904         1,644(1)    1,383      $ 2,000
                                              =======       =====       =======       =====      =======
Deferred tax asset valuation allowance:
  Year ended December 31, 1997.............   $    --          --            --          --      $    --
                                              =======       =====       =======       =====      =======
  Year ended December 31, 1996.............   $    --          --            --          --      $    --
                                              =======       =====       =======       =====      =======
  Year ended December 31, 1995.............   $14,458          --       (14,458)         --      $    --
                                              =======       =====       =======       =====      =======

---------------

(1) Additions (deductions) result from the application of purchase accounting relating to the BPI Acquisition in 1995, the Pyramid Acquisition in 1996 and the Chancellor Merger, the Viacom Acquisition and the Katz Acquisition in 1997.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                     ASSETS

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1997           1998
                                                              ------------   -------------
                                                                              (UNAUDITED)
                                                                              (RESTATED)
Current assets:
  Cash and cash equivalents.................................   $   16,584     $   13,063
  Accounts receivable, less allowance for doubtful accounts
     of $12,651 in 1997 and $13,002 in 1998.................      239,869        321,391
  Other current assets......................................       27,208         42,343
                                                               ----------     ----------
          Total current assets..............................      283,661        376,797
Note receivable from affiliate..............................           --        150,000
Property and equipment, net.................................      159,797        299,906
Intangible assets, net......................................    4,404,443      5,036,250
Other assets, net...........................................      113,576        162,142
                                                               ----------     ----------
                                                               $4,961,477     $6,025,095
                                                               ==========     ==========

                           LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses.....................   $  171,017     $  177,472
Long-term debt..............................................    2,573,000      3,018,000
Deferred tax liabilities....................................      361,640        360,618
Other liabilities...........................................       44,405         60,403
                                                               ----------     ----------
          Total liabilities.................................    3,150,062      3,616,493
                                                               ----------     ----------
Redeemable preferred stock:
  Redeemable senior cumulative exchangeable preferred stock
     of subsidiary, par value $.01 per share; 1,000,000
     shares authorized, issued and outstanding; liquidation
     preference of $121,274 in 1997.........................      119,445             --
  Redeemable cumulative exchangeable preferred stock of
     subsidiary, par value $.01 per share; 3,600,000 shares
     authorized and 2,117,629 shares issued and outstanding;
     liquidation preference of $223,519 in 1997.............      211,763             --
Stockholders' equity:
  Preferred stock, $.01 par value. 2,200,000 shares of 7%
     convertible preferred stock authorized, issued and
     outstanding............................................      110,000        110,000
  Preferred stock, $.01 par value. 6,000,000 shares
     authorized; 5,990,000 shares of $3.00 convertible
     exchangeable preferred stock issued and outstanding....      299,500        299,500
  Common stock, $.01 par value. Authorized 200,000,000
     shares; issued and outstanding 119,921,814 shares in
     1997 and 142,392,516 in 1998...........................        1,199          1,424
Paid-in capital.............................................    1,226,930      2,243,350
Accumulated deficit.........................................     (157,422)      (245,672)
                                                               ----------     ----------
          Total stockholders' equity........................    1,480,207      2,408,602
                                                               ----------     ----------
                                                               $4,961,477     $6,025,095
                                                               ==========     ==========

          See accompanying notes to consolidated financial statements

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                     THREE MONTHS ENDED               NINE MONTHS ENDED
                                                -----------------------------   -----------------------------
                                                SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                    1997            1998            1997            1998
                                                -------------   -------------   -------------   -------------
                                                                 (RESTATED)                      (RESTATED)
Gross revenues................................    $166,817        $389,551        $382,994       $1,015,562
  Less agency commissions.....................     (21,795)        (45,722)        (49,711)        (116,466)
                                                  --------        --------        --------       ----------
          Net revenues........................     145,022         343,829         333,283          899,096
Operating expenses:
  Operating expenses, excluding depreciation
     and amortization.........................      73,551         175,062         184,713          491,924
  Depreciation and amortization...............      50,474         120,648         104,386          315,772
  Corporate general and administrative........       5,995          10,109          11,646           25,188
  Executive severance charge..................          --              --              --           59,475
                                                  --------        --------        --------       ----------
          Operating expenses..................     130,020         305,819         300,745          892,359
                                                  --------        --------        --------       ----------
          Operating income....................      15,002          38,010          32,538            6,737
                                                  --------        --------        --------       ----------
Other (income) expense:
  Interest expense, net.......................      22,295          48,624          45,036          135,709
  Gain on disposition of representation
     contracts................................          --         (18,497)             --          (29,767)
  Other income................................      (5,057)             --         (18,380)        (127,404)
                                                  --------        --------        --------       ----------
          Other (income) expense..............      17,238          30,127          26,656          (21,462)
                                                  --------        --------        --------       ----------
          Income (loss) before income taxes
            and extraordinary item............      (2,236)          7,883           5,882           28,199
Income tax expense............................         985             722           5,244           32,507
Dividends on preferred stock of subsidiary....       2,779             899           2,779           17,601
                                                  --------        --------        --------       ----------
          Income (loss) before extraordinary
            item..............................      (6,000)          6,262          (2,141)         (21,909)
Extraordinary loss, net of income tax
  benefit.....................................          --          15,224           4,350           47,089
                                                  --------        --------        --------       ----------
          Net loss............................      (6,000)         (8,962)         (6,491)         (68,998)
Preferred stock dividends.....................       5,049           6,417           5,748           19,252
                                                  --------        --------        --------       ----------
          Net loss attributable to common
            stockholders......................    $(11,049)       $(15,379)       $(12,239)      $  (88,250)
                                                  ========        ========        ========       ==========
Basic and diluted loss per common share:
  Before extraordinary item...................    $  (0.12)       $     --        $  (0.09)      $    (0.31)
  Extraordinary item..........................          --           (0.11)          (0.05)           (0.34)
                                                  --------        --------        --------       ----------
          Net loss............................    $  (0.12)       $  (0.11)       $  (0.14)      $    (0.65)
                                                  ========        ========        ========       ==========
Weighted average common shares outstanding....      94,166         142,345          87,690          136,427
                                                  ========        ========        ========       ==========

          See accompanying notes to consolidated financial statements.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                                                    NINE MONTHS ENDED
                                                              -----------------------------
                                                              SEPTEMBER 30,   SEPTEMBER 30,
                                                                  1997            1998
                                                              -------------   -------------
                                                                               (RESTATED)
Cash flows from operating activities:
  Net loss..................................................   $    (6,491)    $   (68,998)
  Adjustments to reconcile net loss to net cash provided by
     operating activities:
     Depreciation...........................................         9,091          18,632
     Amortization of goodwill, intangible assets and other
      assets................................................        95,295         297,140
     Executive severance charge -- stock option
      compensation..........................................            --          16,000
     Provisions for doubtful accounts.......................         3,409           4,573
     Deferred income tax expense............................         5,244          32,507
     Gain on disposition of representation contracts........            --         (29,767)
     Dividends on preferred stock of subsidiary.............         2,779          17,601
     Gain on disposition of assets..........................       (18,380)       (123,845)
     Loss on extinguishment of debt.........................         4,350          47,089
     Other..................................................            --          (1,893)
     Changes in certain assets and liabilities, net of
      effects of acquisitions:
       Accounts receivable..................................       (15,171)        (73,528)
       Other current assets.................................         4,481         (10,283)
       Accounts payable and accrued expenses................         8,445          12,737
       Other assets.........................................            54          (4,114)
       Other liabilities....................................           197          12,608
                                                               -----------     -----------
          Net cash provided by operating activities.........        93,303         146,459
                                                               -----------     -----------
Cash flows from investing activities:
  Acquisitions, net of cash acquired........................    (2,083,701)       (905,264)
  Escrow deposits on pending acquisitions...................       (10,005)             --
  Payments made on purchases of representation contracts....            --         (25,724)
  Proceeds from sale of representation contracts............            --          20,283
  Proceeds from sale of assets..............................       269,250              --
  Issuance of note receivable from affiliate................            --        (150,000)
  Capital expenditures......................................        (6,436)        (21,684)
  Other.....................................................       (20,914)        (39,750)
                                                               -----------     -----------
          Net cash used by investing activities.............    (1,851,806)     (1,122,139)
                                                               -----------     -----------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt..................     2,105,000       1,973,000
  Principal payments on long-term debt......................      (606,000)     (1,528,000)
  Proceeds from issuance of common stock and preferred
     stock..................................................       288,898       1,000,645
  Repurchase of 12% and 12 1/4% Exchange Debentures.........            --        (403,213)
  Dividends on preferred stock..............................        (5,748)        (50,436)
  Payments for debt issuance costs..........................       (10,567)        (19,837)
  Other.....................................................          (158)             --
                                                               -----------     -----------
          Net cash provided by financing activities.........     1,771,425         972,159
                                                               -----------     -----------
Increase (decrease) in cash and cash equivalents............        12,922          (3,521)
Cash and cash equivalents at beginning of period............         3,060          16,584
                                                               -----------     -----------
Cash and cash equivalents at end of period..................   $    15,982     $    13,063
                                                               ===========     ===========

          See accompanying notes to consolidated financial statements.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
               (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

1. BASIS OF PRESENTATION

     In the opinion of management, the accompanying unaudited interim financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position, results of operations and cash flows of Chancellor Media Corporation and its subsidiaries (collectively, "the Company" or "Chancellor Media") for the periods presented.

     Interim periods are not necessarily indicative of results to be expected for the year. It is suggested that these financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated in consolidation.

     On December 18, 1997, the Company declared a two-for-one stock split effected in the form of a stock dividend payable on January 12, 1998 to shareholders of record at the close of business on December 29, 1997. All share and per share data (other than authorized share data) contained in the accompanying financial statements have been retroactively adjusted to give effect to the stock dividend.

     Loss per common share is based on the weighted average number of common shares outstanding during the periods after giving retroactive effect to the stock split. Stock options, the $3.00 Convertible Exchangeable Preferred Stock (the "$3.00 Convertible Preferred Stock") and the 7% Convertible Preferred Stock (the "7% Convertible Preferred Stock") are not included in the calculation as their effect would be antidilutive.

     The Company adopted SFAS No. 130, Reporting Comprehensive Income, effective January 1, 1998. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company has no items of comprehensive income for any period presented and therefore is not required to report comprehensive income.

     Certain Consolidated Balance Sheet, Consolidated Statement of Operations and Consolidated Statement of Cash Flows items have been restated (see Note 2).

2. ACQUISITIONS AND DISPOSITIONS

  1997 Completed Transactions

     On January 31, 1997, the Company acquired WWWW-FM and WDFN-AM in Detroit from affiliates of Chancellor Broadcasting Company ("Chancellor") for $30,000 in cash plus various other direct acquisition costs. The Company had previously provided certain sales and promotional functions to WWWW-FM and WDFN-AM under a joint sales agreement since February 14, 1996 and subsequently operated the stations under a time brokerage agreement since April 1, 1996.

     On January 31, 1997, the Company acquired KKSF-FM and KDFC-FM/AM in San Francisco from affiliates of the Brown Organization for $115,000 in cash plus various other direct acquisition costs. The Company had previously been operating KKSF-FM and KDFC-FM/AM under a time brokerage agreement since November 1, 1996. On July 21, 1997, the Company sold KDFC-FM to Bonneville International Corporation ("Bonneville") for $50,000 in cash. The assets of KDFC-FM were classified as assets held for

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES sale in connection with the purchase price allocation of the acquisition of KKSF-FM and KDFC-FM/AM and no gain or loss was recognized by the Company upon consummation of the sale.

     On April 1, 1997, the Company acquired WJLB-FM and WMXD-FM in Detroit from Secret Communications Limited Partnership ("Secret") for $168,000 in cash plus various other direct acquisition costs. The Company had previously been operating WJLB-FM and WMXD-FM under time brokerage agreements since September 1, 1996.

     On April 3, 1997, the Company exchanged WQRS-FM in Detroit (which the Company acquired on April 3, 1997 from Secret for $32,000 in cash plus various other direct acquisition costs), to affiliates of Greater Media Radio, Inc. ("Greater Media") in return for WWRC-AM in Washington, D.C. (now known as WTEM-AM) and $9,500 in cash. The exchange was accounted for as a like-kind exchange and no gain or loss was recognized upon consummation of the transaction. The net purchase price to the Company of WWRC-AM was therefore $22,500. The Company had previously been operating WWRC-AM under a time brokerage agreement since June 17, 1996.

     On May 1, 1997, the Company acquired WDAS-FM/AM in Philadelphia from affiliates of Beasley FM Acquisition Corporation for $103,000 in cash plus various other direct acquisition costs.

     On May 15, 1997, the Company exchanged five of its six stations in Charlotte, North Carolina (WPEG-FM, WBAV-FM/AM, WRFX-FM and WFNZ-AM) for two FM stations in Philadelphia (WIOQ-FM and WUSL-FM) owned by EZ Communications, Inc. ("EZ") in Philadelphia (the "Charlotte Exchange"), and also sold the Company's sixth radio station in Charlotte, WNKS-FM, to EZ for $10,000 in cash and recognized a gain of $3,536. The Charlotte Exchange was accounted for as a like-kind exchange and no gain or loss was recognized upon consummation of the transaction.

     On May 30, 1997, the Company acquired WPNT-FM in Chicago from affiliates of Century Broadcasting Company for $75,740 in cash (including $1,990 for the purchase of the station's accounts receivable) plus various other direct acquisition costs. On June 19, 1997, the Company sold WPNT-FM in Chicago to Bonneville for $75,000 in cash and recognized a gain of $529.

     On June 3, 1997, the Company sold WEJM-FM in Chicago to affiliates of Crawford Broadcasting for $14,750 in cash and recognized a gain of $9,258.

     On July 2, 1997, the Company acquired WLTW-FM and WAXQ-FM in New York and WMZQ-FM, WJZW-FM, WZHF-AM and WBZS-AM in Washington, D.C. from Viacom International, Inc. ("Viacom") for approximately $612,388 in cash including various other direct acquisition costs (the "Viacom Acquisition"). The Viacom Acquisition was financed with (i) bank borrowings under the Senior Credit Facility (as defined) of $552,559; (ii) $53,750 in escrow funds paid by the Company on February 19, 1997 and (iii) $6,079 financed through working capital. In June 1997, the Company issued 5,990,000 shares of $3.00 Convertible Preferred Stock for net proceeds of $287,808 which were used to repay borrowings under the Senior Credit Facility and subsequently were reborrowed on July 2, 1997 as part of the financing of the Viacom Acquisition. On July 7, 1997, the Company sold WJZW-FM in Washington, D.C. to affiliates of Capital Cities/ABC Radio for $68,000 in cash. The assets of WJZW-FM, as well as the assets of WZHF-AM and WBZS-AM, which were also sold on August 13, 1997, were accounted for as assets held for sale in connection with the purchase price allocation of the Viacom Acquisition and no gain or loss was recognized by the Company upon consummation of the sales.

     On July 7, 1997, the Company sold the Federal Communications Commission ("FCC") authorizations and certain transmission equipment previously used in the operation of KYLD-FM in San Francisco to Susquehanna Radio Corporation ("Susquehanna") for $44,000 in cash and recognized a gain of $1,726. Simultaneously therewith, Chancellor sold the call letters "KSAN-FM" (which Chancellor previously used in

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

San Francisco) to Susquehanna. On July 7, 1997, the Company and Chancellor entered into a time brokerage agreement to enable the Company to operate KYLD-FM on the frequency previously assigned to KSAN-FM, and on July 7, 1997, Chancellor changed the call letters of KSAN-FM to KYLD-FM. Upon the consummation of the Chancellor Merger (as defined herein), the Company changed the format of the new KYLD-FM to the format previously operated on the old KYLD-FM.

     On July 14, 1997, the Company completed the disposition of WLUP-FM in Chicago to Bonneville for net proceeds of $80,000 which were held by a qualified intermediary pending the completion of the deferred exchange of WLUP-FM for KZPS-FM and KDGE-FM in Dallas. On October 7, 1997, the Company applied the net proceeds from the disposition of WLUP-FM of $80,000 in cash, plus an additional $3,500 and various other direct acquisition costs, in a deferred exchange of WLUP-FM for KZPS-FM and KDGE-FM in Dallas. The exchange was accounted for as a like-kind exchange and no gain or loss was recognized upon consummation of the transaction. The Company had previously operated KZPS-FM and KDGE-FM under time brokerage agreements effective August 1, 1997.

     On July 21, 1997, the Company entered into a time brokerage agreement with Chancellor whereby the Company began managing certain limited functions of Chancellor's stations KBGG-FM, KNEW-AM and KABL-FM in San Francisco pending the consummation of the Chancellor Merger (as defined herein), which occurred on September 5, 1997.

     On August 13, 1997, the Company sold WBZS-AM and WZHF-AM in Washington, D.C. (acquired as part of the Viacom Acquisition) and KDFC-AM in San Francisco to affiliates of Douglas Broadcasting ("Douglas") for $18,000 in the form of a promissory note. The promissory note, as amended on May 1, 1998, bears interest at 7 3/4% from the closing date through February 28, 1998 and at 10.0% from March 1, 1998 through the remainder of the term of the note, with a balloon principal payment due four years after closing. At closing, Douglas posted a $1,000 letter of credit for the benefit of the Company that will remain outstanding until all amounts due under the promissory note are paid.

     On August 27, 1997, the Company sold WEJM-AM in Chicago to Douglas for $7,500 in cash and recognized a gain of $3,331.

     On September 5, 1997, pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of February 19, 1997 and amended and restated on July 31, 1997 (the "Chancellor Merger Agreement"), among Chancellor, Chancellor Radio Broadcasting Company ("CRBC"), Evergreen Media Corporation ("Evergreen"), Evergreen Mezzanine Holdings Corporation ("EMHC") and Evergreen Media Corporation of Los Angeles ("EMCLA"), (i) Chancellor was merged with and into EMHC, a direct, wholly-owned subsidiary of Evergreen, with EMHC remaining as the surviving corporation and (ii) CRBC was merged with and into EMCLA, a direct, wholly-owned subsidiary of EMHC, with EMCLA remaining as the surviving corporation (collectively, the "Chancellor Merger"). Upon consummation of the Chancellor Merger, the Company was renamed Chancellor Media Corporation, EMHC was renamed Chancellor Mezzanine Holdings Corporation ("CMHC") and EMCLA was renamed Chancellor Media Corporation of Los Angeles ("CMCLA"). Consummation of the Chancellor Merger added 52 radio stations (36 FM and 16 AM) to the Company's portfolio of stations, including 13 stations in markets in which the Company previously operated. The total purchase price allocated to net assets acquired was approximately $1,998,383 which included (i) the conversion of each outstanding share of Chancellor Common Stock into 0.9091 shares of the Company's Common Stock, resulting in the issuance of 34,617,460 shares of the Company's Common Stock at $15.50 per share, (ii) the assumption of long-term debt of CRBC of $949,000 which included $549,000 of borrowings outstanding under the CRBC senior credit facility, $200,000 of CRBC's 9 3/8% Senior Subordinated Notes due 2004 and $200,000 of CRBC's 8 3/4% Senior Subordinated Notes due 2007, (iii) the issuance of 2,117,629 shares of CMCLA's 12% Exchangeable Preferred Stock in exchange for CRBC's substantially identical securities with a fair value of $215,570 including accrued and unpaid dividends of $3,807, (iv) the issuance of

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

1,000,000 shares of CMCLA's 12 1/4% Series A Senior Cumulative Exchangeable Preferred Stock in exchange for CRBC's substantially identical securities with a fair value of $120,217 including accrued and unpaid dividends of $772, (v) the issuance of 2,200,000 shares of the Company's 7% Convertible Preferred Stock in exchange for Chancellor's substantially identical securities with a fair value of $111,048 including accrued and unpaid dividends of $1,048, (vi) the assumption of stock options issued to Chancellor stock option holders with a fair value of $34,977 and (vii) estimated acquisition costs of $31,000.

     On October 28, 1997, the Company acquired Katz Media Group, Inc. ("KMG"), a full-service media representation firm, in a tender offer transaction for a total purchase price of approximately $379,101 (the "Katz Acquisition") which included (i) the conversion of each outstanding share of KMG Common Stock into the right to receive $11.00 in cash, resulting in total cash payments of $149,601, (ii) the assumption of long-term debt of KMG and its subsidiaries of $222,000 which included $122,000 of borrowings outstanding under the KMG senior credit facility and $100,000 of 10 1/2% Senior Subordinated Notes due 2007 of Katz Media Corporation (a subsidiary of KMG) and (iii) estimated acquisition costs of $7,500.

     On December 29, 1997, the Company acquired five radio stations from Pacific and Southern Company, Inc., a subsidiary of Gannett Co., Inc., consisting of WGCI-FM/AM in Chicago for $140,000, KKBQ-FM/AM in Houston for $110,000 and KHKS-FM in Dallas for $90,000, for an aggregate purchase price of $340,000 in cash plus various other direct acquisition costs.

  1998 Completed Transactions

     On January 30, 1998, the Company acquired KXPK-FM in Denver from Ever Green Wireless LLC (which is unrelated to the Company) for $26,000 in cash plus various other direct acquisition costs, of which $1,650 was previously paid by Chancellor as escrow funds and are classified as other assets at December 31, 1997. The Company had previously operated KXPK-FM under a time brokerage agreement since September 1, 1997.

     On April 3, 1998, the Company exchanged WTOP-AM in Washington, KZLA-FM in Los Angeles and WGMS-FM in Washington plus $63,000 in cash (including $3,000 paid by the Company in escrow and classified as other assets at December 31,
1997) to Bonneville for WBIX-FM in New York, KLDE-FM in Houston and KBIG-FM in Los Angeles (the "Bonneville Exchange"). The Company had previously operated KLDE-FM and KBIG-FM under time brokerage agreements since October 1, 1997 and WBIX-FM since October 10, 1997, and had sold substantially all of the broadcast time of WTOP-AM, KZLA-FM and WGMS-FM to Bonneville since October 1, 1997.

     Based on discussions with the Securities and Exchange Commission, the Company has restated its previously reported results for the nine months ended September 30, 1998 to recognize a pre-tax gain of $123,845 related to the Bonneville Exchange. This transaction was previously accounted for as a like-kind exchange and is now recorded as a business combination in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations." A summary of the impact on the results of operations follows:

                                                    THREE MONTHS ENDED             NINE MONTHS ENDED
                                                    SEPTEMBER 30, 1998            SEPTEMBER 30, 1998
                                                ---------------------------   ---------------------------
                                                (AS PREVIOUSLY                (AS PREVIOUSLY
                                                  REPORTED)      (RESTATED)     REPORTED)      (RESTATED)
                                                --------------   ----------   --------------   ----------
Income (loss) before extraordinary item.......     $  7,500       $  6,262      $ (93,739)      $(21,909)
Net loss attributable to common
  stockholders................................      (14,141)       (15,379)      (160,080)       (88,250)
Basic and diluted income (loss) per common
  share
  Before extraordinary item...................     $   0.01       $     --      $   (0.83)      $  (0.31)
  Net loss....................................        (0.10)         (0.11)         (1.17)         (0.65)

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

     On April 13, 1998, the Company and Secret entered into a settlement agreement regarding WFLN-FM in Philadelphia. Previously in August 1996, the Company and Secret had entered into an agreement under which the Company would acquire WFLN-FM from Secret for $37,750 in cash. In April 1997, the Company entered into an agreement to sell WFLN-FM to Greater Media for $41,800 in cash. On July 16, 1997, Secret purported to terminate the sale of WFLN-FM to the Company. The Company subsequently brought suit against Secret to enforce its rights to acquire WFLN-FM. Pursuant to a court settlement entered in August 1997 and the settlement agreement between the Company and Secret entered on April 13, 1998, (i) Secret sold WFLN-FM directly to Greater Media for $37,750, (ii) Greater Media deposited $4,050 (the difference between the Company's proposed acquisition price for WFLN-FM from Secret and the Company's proposed sale price for WFLN-FM to Greater Media) with the court and (iii) the Company received $3,500 of such amount deposited by Greater Media with the court, plus interest earned during the period which the court held such amounts (the "WFLN Settlement"), and Secret received the balance of such amounts.

     On May 29, 1998, as part of the Capstar/SFX Transaction (defined below), the Company exchanged WAPE-FM and WFYV-FM in Jacksonville (valued for purposes of the Capstar/SFX Transaction at $53,000) plus $90,250 in cash to Capstar Broadcasting Corporation (together with its subsidiaries, "Capstar") in return for KODA-FM in Houston (the "Houston Exchange"). Furthermore, on May 29, 1998, Capstar sold KKPN-FM in Houston (acquired by Capstar as part of Capstar's acquisition (the "SFX Acquisition") of SFX Broadcasting, Inc. ("SFX")) due to the attributable ownership of Hicks, Muse, Tate & Furst, Incorporated ("Hicks Muse") in both Capstar and the Company in order to comply with the FCC's multiple ownership limits. In connection with Capstar's sale of KKPN-FM, the Company received a commission from Capstar of $1,730. On May 29, 1998, the Company also provided a loan to Capstar in the principal amount of $150,000 as part of the Capstar/SFX Transaction (the "Capstar Loan"). The Capstar Loan bears interest at the rate of 12% per annum (subject to increase in certain circumstances), and is secured by a senior pledge of common stock of Capstar's direct subsidiary. A portion of the Capstar Loan will be prepaid by Capstar in connection with the Company's acquisition of, and the proceeds of such prepayment would be used by the Company as a portion of the purchase price for, each Capstar/SFX Station. Hicks Muse, which is a substantial shareholder of the Company, controls Capstar, and certain officers and directors of the Company are directors and/or executive officers of Capstar and/or Hicks Muse.

     On June 1, 1998, the Company acquired WWDC-FM/AM in Washington, D.C. from Capitol Broadcasting Company and its affiliates for $74,062 in cash (including $2,062 for the purchase of the stations' accounts receivable) plus various other direct acquisition costs, of which $4,000 was previously paid by the Company as escrow funds and are classified as other assets at December 31, 1997 (the "Capitol Broadcasting Acquisition").

     On May 1, 1998, the Company formed a new marketing group division, in an effort to enhance the revenues the Company derives from its sales promotion activities. On June 1, 1998, the Company acquired Global Sales Development, Inc., a consulting firm based in Richmond, Virginia, for $675 in cash plus various other direct acquisition costs to lead its marketing efforts for this new division.

     On June 15, 1998, the Company's national radio network, The AMFM Radio Networks, acquired the syndicated programming shows of Global Satellite Network for $14,000 in cash plus various other direct acquisition costs. The syndicated programming shows acquired include "Rockline", "Modern Rock Live", "Reelin' in the Years" and the concert series "Live from the Pit".

     On July 31, 1998, the Company acquired Martin Media, L.P. and certain affiliated companies ("Martin Media"), an outdoor advertising company with over 14,500 billboards and outdoor displays in 12 states serving 23 markets, for $591,674 in cash plus working capital of $19,443 subject to certain adjustments and various other direct acquisition costs of approximately $10,000.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

     On August 28, 1998, the Company acquired various syndicated programming shows of Casey Kasem and the related programming libraries for $7,150 in cash and $7,000 in the form of a note due August 2000.

     In September 1998, the Company acquired approximately 325 billboards and outdoor displays in various markets for approximately $10,166 in cash.

     On October 9, 1998, the Company acquired approximately a 22.4% non-voting equity interest in Z-Spanish Media Corporation ("Z-Spanish Media") for approximately $25,000 in cash (the "Z-Spanish Acquisition"). Z-Spanish Media, which is headquartered in Sacramento, California, is the owner and operator of 22 Hispanic format radio stations in California, Texas, Arizona and Illinois.

     On October 23, 1998, the Company acquired Primedia Broadcast Group, Inc. and certain of its affiliates, which own and operate eight FM stations in Puerto Rico, for approximately $76,050 in cash less working capital deficit of $1,280 plus various other direct acquisition costs (the "Primedia Acquisition").

     In November 1998, the Company acquired approximately 290 billboards and outdoor displays in various markets for approximately $12,978 in cash.

  Pending Transactions

     On July 31, 1997, Martin Media paid $6,025 to Kunz & Company for an option to purchase approximately 1,000 display faces of its Kunz Outdoor Advertising division for $33,289 in cash plus various other direct acquisition costs (the "Kunz Option"). Although there can be no assurance, the Company expects that the exercise of the Kunz Option will be consummated in the fourth quarter of 1998.

     On February 20, 1998, the Company entered into an agreement to acquire from Capstar KTXQ-FM and KBFB-FM in Dallas/Ft. Worth, KODA-FM, KKRW-FM and KQUE-AM in Houston, KPLN-FM and KYXY-FM in San Diego and WDRV-FM, WJJJ-FM, WXDX-FM and WDVE-FM in Pittsburgh (collectively, the "Capstar/SFX Stations") for an aggregate purchase price of approximately $637,500 in a series of purchases and exchanges over a period of three years (the "Capstar/SFX Transaction"). The Capstar/SFX stations were acquired by Capstar as part of Capstar's acquisition of SFX on May 29, 1998. On May 29, 1998, the Company completed the Houston Exchange (defined above) and began operating the remaining ten Capstar/SFX Stations under time brokerage agreements. The Company is currently assessing whether the terms of the Capstar/SFX Transaction will be modified upon the consummation of the Capstar Merger.

     On April 8, 1998, the Company entered into an agreement to acquire Petry Media Corporation, a leading independent television representation firm (the "Petry Acquisition"). The agreement currently provides for a purchase price of $129.5 million in cash. On June 3, 1998, the Antitrust Division of the United States Department of Justice (the "DOJ") issued a second request for additional information under the HSR Act in connection with the Petry Acquisition to which the Company has responded. The Company and Petry are still negotiating with the DOJ regarding this transaction and have agreed to extend the waiting period under the HSR Act pending completion of these discussions. Accordingly at this time, the Company cannot be sure of the terms on which this transaction will be completed, if at all.

     On July 7, 1998, the Company entered into an agreement whereby the ultimate parent of LIN Television Corporation ("LIN") will merge into the Company (the "LIN Merger"). Pursuant to this agreement, the Company will issue .0300 shares of Chancellor Media Common Stock for each share of LIN's Common Stock resulting in the issuance of approximately 17,700,000 shares (comprised of approximately 16,200,000 newly issued shares, the assumption of LIN phantom stock units representing approximately 425,000 shares and the assumption of LIN options representing the right to purchase approximately 1,075,000 shares). Upon

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES consummation of the LIN Merger, it is expected that LIN will own or operate 12 television stations in eight markets in the United States. Although there can be no assurance, the Company expects that the LIN Merger will be consummated in the first quarter of 1999.

     On August 11, 1998, the Company entered into agreements to acquire four FM and two AM radio stations in Cleveland for an aggregate purchase price of approximately $275,000 in cash plus various other direct acquisition costs (the "Cleveland Acquisitions"). The Cleveland Acquisitions consist of the purchase by the Company of (i) WDOK-FM and WRMR-AM from Independent Group Limited Partnership, (ii) WZAK-FM from Zapis Communications, (iii) Zebra Broadcasting Corporation which owns WZJM-FM and WJMO-AM and (v) Wincom Broadcasting Corporation which owns WQAL-FM (the "Wincom Acquisition"). The consummation of each of the Cleveland Acquisitions (other than the Wincom Acquisition) is contingent upon the consummation of each of the other Cleveland Acquisitions (other than the Wincom Acquisition). The Company began operating WQAL-FM under a time brokerage agreement effective October 1, 1998. Although there can be no assurance, the Company expects that the Cleveland Acquisitions will be consummated in the first quarter of 1999.

     On August 20, 1998, the Company entered into an agreement to sell WMVP-AM in Chicago to ABC, Inc. for $21,000 in cash (the "Chicago Disposition"). The Company entered into a time brokerage agreement to sell substantially all of the broadcast time of WMVP-AM effective September 10, 1998. Although there can be no assurance, the Company expects that the Chicago Disposition will be consummated in the fourth quarter of 1998.

     On August 26, 1998, the Company and Capstar entered into an agreement to merge in a stock-for-stock transaction that will create the nation's largest radio broadcasting entity. Pursuant to this agreement, the Company will acquire Capstar in a reverse merger in which Capstar will be renamed Chancellor Media Corporation. Each share of Chancellor Media Common Stock will represent one share in the combined entity. Each share of Capstar Common Stock will represent
0.480 shares of Common Stock in the combined entity, subject to an upward adjustment not to exceed 0.025 shares to the extent that Capstar's 1998 cash flow from specified assets exceeds certain specified targets. Capstar owns and operates more than 355 radio stations serving 83 mid-sized markets nationwide. Although there can be no assurance, the Company expects that the Capstar Merger will be consummated in the second quarter of 1999.

     On August 31, 1998, the Company entered into an agreement to acquire the assets of the Outdoor Advertising Division of Whiteco Industries, Inc., an outdoor advertising company with over 21,800 billboards and outdoor displays in 34 states, for $930,000 in cash plus working capital and various other direct acquisition costs (the "Whiteco Acquisition"). The DOJ has requested that the Company and Whiteco submit certain additional information on a voluntary basis in connection with the DOJ's review of the Whiteco Acquisition. The Company and Whiteco have responded to this request and are currently in discussions with the DOJ regarding the terms on which this transaction may be completed. Although there can be no assurance, the Company expects that the Whiteco Acquisition will be consummated in the fourth quarter of 1998.

     On September 3, 1998, the Company entered into an agreement to acquire Pegasus, a television broadcasting company which owns a television station in Puerto Rico, for approximately $69,600 in cash (the "Pegasus Acquisition"). Although there can be no assurance, the Company expects that the Pegasus Acquisition will be consummated in the first quarter of 1999. In connection with the LIN Merger, the Company may assign its rights under its agreement with Pegasus to LIN.

     On September 15, 1998, the Company entered into an agreement to acquire KKFR-FM and KFYI-AM in Phoenix from The Broadcast Group, Inc. for $90,000 in cash (the "Phoenix Acquisition"). The Company began operating KKFR-FM and KFYI-AM under a time brokerage agreement effective November 5, 1998.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

Although there can be no assurance, the Company expects that the Phoenix Acquisition will be consummated in the second quarter of 1999.

     The foregoing are collectively referred to herein as the "Pending Transactions." Consummation of each of the Pending Transactions discussed above is subject to various conditions, including, in certain cases, approval from the FCC and the expiration or early termination of any waiting period required under the HSR Act. Except as described above, the Company believes that such conditions will be satisfied in the ordinary course, but there can be no assurance that this will be the case.

     Escrow funds of $6,025 related to the Kunz Option are classified as other assets in the accompanying balance sheet at September 30, 1998. Escrow funds of $4,650 paid by the Company in connection with the Bonneville Exchange and the Capitol Broadcasting Acquisition were classified as other assets in the accompanying balance sheet at December 31, 1997.

  Other Transactions

     On July 10, 1998, the Company entered into an agreement to acquire a 50% economic interest in Grupo Radio Centro, S.A. de C.V. ("GRC"), an owner and operator of radio stations in Mexico, for approximately $120.5 million in cash and $116.5 million in Chancellor Media Common Stock. On October 15, 1998, the Company announced that it had provided notice to GRC that it was terminating the acquisition agreement in accordance with its terms.

  Summary of Net Assets Acquired

     The completed acquisitions discussed above were accounted for as purchases. Accordingly, the accompanying consolidated financial statements include the results of operations of the acquired entities from the dates of acquisition.

     A summary of the net assets acquired follows:

                                                          YEAR        NINE MONTHS
                                                         ENDED           ENDED
                                                      DECEMBER 31,   SEPTEMBER 30,
                                                          1997           1998
                                                      ------------   -------------
                                                                      (RESTATED)
Working capital, including cash of $9,724 in 1997
  and $6,505 in 1998................................   $   66,805     $   19,223
Property and equipment..............................      118,371        137,060
Assets held for sale................................      131,000             --
Intangible assets...................................    3,823,746        875,653
Other assets........................................       26,742          6,025
Deferred tax liability..............................     (279,371)            --
Other liabilities...................................      (39,681)          (697)
                                                       ----------     ----------
                                                       $3,847,612     $1,037,264
                                                       ==========     ==========

     The pro forma consolidated condensed results of operations data for the nine months ended September 30, 1997 and 1998, as if the 1997 Completed Transactions and the 1998 Completed Transactions

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES discussed above, the 8 1/8% Notes Offering, the amendment and restatement of the Senior Credit Facility and the 1998 Financing Transactions (as defined herein) occurred at January 1, 1997, follow:

                                                          NINE MONTHS ENDED
                                                    ------------------------------
                                                    SEPTEMBER 30,    SEPTEMBER 30,
                                                         1997            1998
                                                    --------------   -------------
                                                                      (RESTATED)
Net revenues......................................    $ 826,026        $963,063
Net loss..........................................     (143,303)        (47,368)
Basic and diluted loss per common share...........    $   (1.01)       $  (0.33)

     The pro forma results are not necessarily indicative of what would have occurred if the acquisitions had been in effect for the entire periods presented.

3. FINANCING TRANSACTIONS

  1998 Completed Financing Transactions

     On March 13, 1998, the Company completed an offering of 21,850,000 shares of its Common Stock (the "1998 Equity Offering"). The net proceeds from the 1998 Equity Offering of approximately $994,642 were used to reduce bank borrowings under the revolving credit portion of the Senior Credit Facility (as defined) and the excess proceeds were initially invested in short-term investment grade securities. The Company subsequently used the excess proceeds for general corporate purposes, including the financing of the Bonneville Exchange, the Capstar Loan and a portion of the Houston Exchange.

     On May 8, 1998, CMCLA completed a consent solicitation (the "12% Preferred Stock Consent Solicitation") to modify certain timing restrictions on its ability to exchange all shares of its 12% Exchangeable Preferred Stock (the "12% Preferred Stock") for its 12% Subordinated Exchange Debentures due 2009 (the "12% Debentures"). Consenting holders of 12% Preferred Stock received payments of $0.05 per share of 12% Preferred Stock. On May 13, 1998, CMCLA exchanged the shares of 12% Preferred Stock for 12% Debentures (the "12% Exchange"). In connection with the 12% Preferred Stock Consent Solicitation and 12% Exchange, CMCLA incurred approximately $270 in transaction costs which were recorded as deferred debt issuance costs.

     On June 10, 1998, CMCLA completed a cash tender offer (the "12% Debentures Tender Offer") for all of its 12% Debentures for an aggregate repurchase cost of $262,495 which included (i) the principal amount of the 12% Debentures of $211,763, (ii) premiums on the repurchase of the 12% Debentures of $47,798,
(iii) accrued and unpaid interest on the 12% Debentures from May 14, 1998 through June 10, 1998 of $1,976 and (iv) estimated transaction costs of $958. In connection with the 12% Debentures Tender Offer, the Company recorded an extraordinary charge of $31,865 (net of a tax benefit of $17,158) consisting of the premiums, estimated transaction costs and the write-off of the unamortized balance of deferred debt issuance costs.

     On July 20, 1998, CMCLA completed a consent solicitation (the "12 1/4% Preferred Stock Consent Solicitation") to modify certain timing restrictions on its ability to exchange all shares of its 12 1/4% Series A Senior Cumulative Exchangeable Preferred Stock (the "12 1/4% Preferred Stock") for its 12 1/4% Subordinated Exchange Debentures due 2008 (the "12 1/4% Debentures"). Consenting holders of 12 1/4% Preferred Stock received payments of $0.05 per share of 12 1/4% Preferred Stock. On July 23, 1998, CMCLA exchanged the shares of 12 1/4% Preferred Stock for 12 1/4% Debentures (the "12 1/4% Exchange"). In connection with the 12 1/4% Preferred Stock Consent Solicitation and 12 1/4% Exchange, CMCLA incurred approximately $170 in transaction costs which were recorded as deferred debt issuance costs.

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES

     On August 19, 1998, CMCLA completed a cash tender offer (the "12 1/4% Debentures Tender Offer") for all of its 12 1/4% Debentures for an aggregate repurchase cost of $144,527 which included (i) the principal amount of the 12 1/4% Debentures of $119,445, (ii) premiums on the repurchase of the 12 1/4% Debentures of $22,683, (iii) accrued and unpaid interest on the 12 1/4% Debentures from August 16, 1998 through August 19, 1998 of $1,829 and (iv) estimated transaction costs of $570. In connection with the 12 1/4% Debentures Tender Offer, CMCLA recorded an extraordinary charge of $15,224 (net of a tax benefit of $8,199) consisting of the premiums, estimated transaction costs and the write-off of the unamortized balance of deferred debt issuance costs.

     On September 30, 1998, CMCLA issued $750,000 aggregate principal amount of 9% Senior Subordinated Notes due 2008 (the "9% Notes") for net proceeds of approximately $730,000 (the "9% Notes Offering"). The net proceeds from the 9% Notes Offering will be used to finance a portion of the Company's Pending Transactions. Prior to consummation of the Pending Transactions, the Company used the net proceeds to temporarily reduce borrowings outstanding under the revolving credit portion of the Senior Credit Facility.

  1998 Pending Financing Transactions

     On November 12, 1998, CMCLA signed a definitive purchase agreement that provides for the issuance of $750,000 of 8% Senior Notes due 2008 (the "8% Senior Notes Offering"). The net proceeds from the 8% Senior Notes Offering will be used to reduce bank borrowings under the revolving credit portion of the Senior Credit Facility and any excess proceeds will be invested in short-term investment grade securities, pending use for general corporate purposes. Although there can be no assurance CMCLA expects that the 8% Senior Notes Offering will be consummated on November 17, 1998.

4. LONG-TERM DEBT

     Long-term debt consists of the following at December 31, 1997 and September 30, 1998:

                                                      DECEMBER 31,   SEPTEMBER 30,
                                                          1997           1998
                                                      ------------   -------------
Senior Credit Facility(a)...........................   $1,573,000    $   1,268,000
9 3/8% Notes(b).....................................      200,000          200,000
8 3/4% Notes(b).....................................      200,000          200,000
10 1/2% Notes(b)....................................      100,000          100,000
8 1/8% Notes(b).....................................      500,000          500,000
9% Notes(b).........................................           --          750,000
                                                       ----------    -------------
          Total long-term debt......................   $2,573,000    $   3,018,000
                                                       ==========    =============

  (a) Senior Credit Facility

     On April 25, 1997, the Company entered into a loan agreement which amended and restated its prior senior credit facility. Under the amended and restated agreement, as amended on June 26, 1997, August 7, 1997, October 28, 1997, February 10, 1998, May 1, 1998, July 31, 1998 and November 9, 1998 (as amended, the "Senior Credit Facility"), the Company established a $1,250,000 revolving facility (the "Revolving Loan Facility") and a $500,000 term loan facility (the "Term Loan Facility"). Upon consummation of the Chancellor Merger, the aggregate commitments under the Revolving Loan Facility and the Term Loan Facility were increased to $1,600,000 and $900,000, respectively. In connection with the amendment and

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES restatement of the Senior Credit Facility, the Company wrote off the unamortized balance of deferred debt issuance costs of $4,350 (net of a tax benefit of $2,343) as an extraordinary charge.

     Borrowings under the Senior Credit Facility bear interest at a rate based, at the option of the Company, on the participating banks' prime rate or Eurodollar rate, plus an incremental rate. Without giving effect to the interest rate swap and cap agreements described below, the interest rate on the $900,000 outstanding under the Term Loan Facility at September 30, 1998 was 6.25% on a blended basis, based on Eurodollar rates, and the interest rate on advances of $355,000 and $13,000 outstanding under the Revolving Loan Facility were 6.25% and 8.50%, respectively, at September 30, 1998, based on the Eurodollar and prime rates, respectively. The Company pays fees ranging from 0.25% to 0.375% per annum on the aggregate unused portion of the loan commitment based upon the leverage ratio for the most recent quarter end, in addition to an annual agent's fee. Pursuant to the Senior Credit Facility, the Company is required to enter into interest hedging agreements that result in the fixing or placing a cap on the Company's floating rate debt so that not less than 50% of the principal amount of total debt outstanding has a fixed or capped rate.

     The Term Loan Facility is payable in quarterly installments commencing on September 30, 2000 and ending June 20, 2005. The Revolving Loan Facility requires scheduled annual reductions of the commitment amount, payable in quarterly installments commencing on September 30, 2000 and ending on June 30, 2005. At October 31, 1998, the Company had drawn $900,000 of the Term Loan Facility and $433,000 of the Revolving Loan Facility. The capital stock of the Company's subsidiaries is pledged to secure the performance of the Company's obligations under the Senior Credit Facility, and each of the Company's domestic subsidiaries have guaranteed those obligations.

  (b) Senior Subordinated Notes

     Upon consummation of the Chancellor Merger, on September 5, 1997, the Company assumed all of the obligations under CRBC's $200,000 aggregate principal amount 9 3/8% Senior Subordinated Notes due 2004 (the "9 3/8% Notes") and the indenture governing such securities, and assumed all of the obligations under CRBC's $200,000 aggregate principal amount 8 3/4% Senior Subordinated Notes due 2007 (the "8 3/4% Notes") and the indenture governing such securities. Upon consummation of the Katz Acquisition, on October 28, 1997, the Company assumed all of the obligations under Katz Media Corporation's $100,000 aggregate principal amount of 10 1/2% Senior Subordinated Notes due 2007 (the "10 1/2% Notes") and the amended and restated indenture governing such securities. On December 22, 1997, CMCLA issued $500,000 aggregate principal amount of 8 1/8 Senior Subordinated Notes due 2007 (the "8 1/8% Notes") for net proceeds of approximately $485,000. On September 30, 1998, CMCLA issued $750,000 aggregate principal amount of 9% Notes for net proceeds of approximately $730,000.

  (c) Other

     The 9 3/8% Notes, the 8 3/4% Notes, the 10 1/2% Notes, the 8 1/8% Notes and the 9% Notes (collectively, the "Notes") are unsecured obligations of the Company, subordinated in right of payment to all existing and any future senior indebtedness of the Company. The Notes are fully and unconditionally guaranteed, on a joint and several basis, by all of the Company's direct and indirect subsidiaries other than certain inconsequential subsidiaries (the "Subsidiary Guarantors"). The Subsidiary Guarantors are wholly-owned subsidiaries of the Company.

     The Senior Credit Facility and the indentures governing the Notes contain customary restrictive covenants, which, among other things and with certain exceptions, limit the ability of the Company and its subsidiaries to incur additional indebtedness and liens in connection therewith, enter into certain transactions with affiliates, pay dividends, consolidate, merge or effect certain asset sales, issue additional stock, effect an

                 CHANCELLOR MEDIA CORPORATION AND SUBSIDIARIES asset swap and make acquisitions. The Company is required under the Senior Credit Facility to maintain specified financial ratios, including leverage, cash flow and debt service coverage ratios (as defined).

5. OTHER INCOME

     Other income consists of the following for the nine months ended September 30, 1997 and 1998:

                                                           NINE MONTHS ENDED
                                                     -----------------------------
                                                     SEPTEMBER 30,   SEPTEMBER 30,
                                                         1997            1998
                                                     -------------   -------------
                                                                      (RESTATED)
Gain on disposition of assets(a)...................     $18,380        $123,845
WFLN Settlement(b).................................          --           3,559
                                                        -------        --------
                                                        $18,380        $127,404
                                                        =======        ========

---------------

(a) For the nine months ended September 30, 1997, the Company recorded a gain on disposition of assets of $18,380 related to the dispositions of WNKS-FM in Charlotte on May 15, 1997 ($3,536), WPNT-FM in Chicago on May 30, 1997 ($529), WEJM-FM in Chicago on June 3, 1997 ($9,258), the FCC authorizations and certain transmission equipment previously used in the operation of KYLD-FM in San Francisco on July 2, 1997 ($1,726) and WEJM-AM in Chicago on August 27, 1997 ($3,331). For the nine months ended September 30, 1998, the Company recorded a gain on disposition of assets of $123,845 related to the April 3, 1998 exchange of WTOP-AM and WGMS-FM in Washington and KZLA-FM in Los Angeles plus $63,000 in cash for WBIX-FM in New York, KLDE-FM in Houston and KBIG-FM in Los Angeles (see Note 2).

(b) For the nine months ended September 30, 1998, the Company recorded a gain from the WFLN Settlement (defined above) of $3,559.

6. CONTINGENCIES

     The Company is involved in several lawsuits that are incidental to its business. A discussion of certain of these lawsuits is contained in Part II,
Item 1, "Legal Proceedings", of this Form 10-Q/A. The Company believes that the ultimate resolution of the lawsuits will not have a material effect on its financial position or results of operations.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Chancellor Broadcasting Company:

     We have audited the accompanying consolidated balance sheets of Chancellor Broadcasting Company and Subsidiaries (collectively the "Company") as of December 31, 1995 and 1996 and the related consolidated statements of operations, changes in common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1995 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P.

Dallas, Texas
February 13, 1997,
  except for Note 15 as
  to which the date is
  February 19, 1997

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1995           1996
                                                              ------------   ------------
Current assets:
  Cash......................................................  $  1,314,214   $  3,788,546
  Accounts receivable, net of allowance for doubtful
     accounts of $263,528 and $1,023,660, respectively......    13,243,292     46,584,705
  Prepaid expenses and other................................       546,405      2,753,731
                                                              ------------   ------------
          Total current assets..............................    15,103,911     53,126,982
Restricted cash.............................................            --     20,363,329
Property and equipment, net.................................    17,925,845     49,122,932
Intangibles and other, net..................................   203,808,395    551,406,094
Deferred financing costs, net...............................     4,284,413     16,723,346
                                                              ------------   ------------
          Total assets......................................  $241,122,564   $690,742,683
                                                              ============   ============

                          LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  1,873,888   $  4,409,389
  Accrued liabilities.......................................     4,692,948     12,529,831
  Accrued interest..........................................     2,710,891      6,868,839
  Current portion of long-term debt.........................     4,062,500        400,000
                                                              ------------   ------------
          Total current liabilities.........................    13,340,227     24,208,059
Long-term debt..............................................   168,107,242    354,913,499
Deferred income taxes.......................................     4,952,361      2,606,314
Other.......................................................            --        801,572
                                                              ------------   ------------
          Total liabilities.................................   186,399,830    382,529,444
                                                              ------------   ------------
Commitments (Note 11)
Redeemable senior cumulative exchangeable preferred stock of subsidiary, par value $.01 per share; 1,000,000 shares
  authorized, none and 1,000,000 shares issued and
  outstanding, respectively; preference in liquidation of
  $109,110,301..............................................            --    107,222,416
Common stockholders' equity:
  Class A common stock, par value $.01 per share; 40,000,000 shares authorized, 302,107 and 9,937,320 shares issued,
     respectively, and 302,107 and 9,881,656 shares
     outstanding, respectively..............................         3,021         99,373
  Class B common stock, par value $.01 per share; 10,000,000 shares authorized, 63,500 and 8,547,910 shares issued
     and outstanding, respectively..........................           635         85,479
  Class C common stock, par value $.01 per share; 10,000,000 shares authorized, 8,484,410 and zero shares issued and
     outstanding, respectively..............................        84,844             --
  Additional paid-in capital................................    66,271,500    231,930,337
  Accumulated deficit.......................................   (11,637,266)   (30,086,232)
  Treasury stock............................................            --     (1,038,134)
                                                              ------------   ------------
          Total common stockholders' equity.................    54,722,734    200,990,823
                                                              ------------   ------------
          Total liabilities and stockholders' equity........  $241,122,564   $690,742,683
                                                              ============   ============

    The accompanying notes are an integral part of the financial statements.

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEAR ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         1994           1995           1996
                                                      -----------   ------------   ------------
Gross broadcasting revenues.........................  $30,080,829   $ 73,278,860   $203,188,125
Less agency commissions.............................    3,763,734      8,956,717     24,786,594
                                                      -----------   ------------   ------------
          Net revenues..............................   26,317,095     64,322,143    178,401,531
                                                      -----------   ------------   ------------
Operating expenses:
  Programming, technical and news...................    5,678,829     11,734,285     40,987,411
  Sales and promotion...............................    7,137,039     17,556,256     47,026,490
  General and administrative........................    2,844,284      8,174,189     23,195,565
  Depreciation and amortization.....................    2,954,159      8,256,268     20,877,374
  Corporate expenses................................      599,657      1,815,535      4,844,985
  Stock option compensation.........................           --      6,360,000      3,800,000
                                                      -----------   ------------   ------------
                                                       19,213,968     53,896,533    140,731,825
                                                      -----------   ------------   ------------
          Income from operations....................    7,103,127     10,425,610     37,669,706
Other (income) expense:
  Interest expense..................................    5,246,827     18,114,549     35,703,862
  Other, net........................................      (19,265)        42,402         68,419
                                                      -----------   ------------   ------------
          Income (loss) before provision for income
            taxes and extraordinary loss............    1,875,565     (7,731,341)     1,897,425
Provision for income taxes..........................    1,163,716      3,799,955      4,612,551
Dividends and accretion on preferred stock of
  subsidiary........................................           --             --     11,556,943
                                                      -----------   ------------   ------------
          Net income (loss) before extraordinary
            loss....................................      711,849    (11,531,296)   (14,272,069)
Extraordinary loss on early extinguishment of debt,
  net of income tax benefit.........................      817,819             --      4,176,897
                                                      -----------   ------------   ------------
          Net loss..................................     (105,970)   (11,531,296)   (18,448,966)
Loss on repurchase of preferred stock...............           --             --     16,570,065
                                                      -----------   ------------   ------------
          Net loss attributable to common stock.....  $  (105,970)  $(11,531,296)  $(35,019,031)
                                                      ===========   ============   ============
Loss applicable to common stock:
  Income (loss) before extraordinary loss...........  $      0.14   $      (1.30)  $      (1.85)
  Extraordinary loss................................        (0.16)            --          (0.25)
                                                      -----------   ------------   ------------
          Net loss..................................  $     (0.02)  $      (1.30)  $      (2.10)
                                                      ===========   ============   ============
Weighted average number of shares outstanding.......    5,166,039      8,849,936     16,704,381
                                                      ===========   ============   ============

    The accompanying notes are an integral part of the financial statements.

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES
       CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' EQUITY

                              CLASS A               CLASS B                CLASS C
                           COMMON STOCK          COMMON STOCK           COMMON STOCK         ADDITIONAL
                        -------------------   -------------------   ---------------------     PAID-IN      ACCUMULATED
                         SHARES     AMOUNT     SHARES     AMOUNT      SHARES      AMOUNT      CAPITAL        DEFICIT
                        ---------   -------   ---------   -------   ----------   --------   ------------   ------------
Balance, January 1,
  1994................         --        --         166   $     2           --         --   $        998             --
Issuance of common
  stock on January 10,
  1994................    302,107   $ 3,021      63,334       633    3,884,211   $ 38,842     25,456,504             --
Issuance of common
  stock on October 12,
  1994................         --        --          --        --    4,600,033     46,000     34,454,000             --
Net loss..............         --        --          --        --           --         --             --   $   (105,970)
                        ---------   -------   ---------   -------   ----------   --------   ------------   ------------
Balance, December 31,
  1994................    302,107     3,021      63,500       635    8,484,244     84,842     59,911,502       (105,970)
Stock option
  compensation........         --        --          --        --           --         --      6,360,000             --
Issuance of common
  stock on June 29,
  1995................         --        --          --        --          166          2             (2)            --
Net loss..............         --        --          --        --           --         --             --    (11,531,296)
                        ---------   -------   ---------   -------   ----------   --------   ------------   ------------
Balance, December 31,
  1995................    302,107     3,021      63,500       635    8,484,410     84,844     66,271,500    (11,637,266)
Stock option
  compensation........         --        --          --        --           --         --      3,800,000             --
Issuance of common
  stock on February
  14, 1996............  8,447,192    84,472          --        --           --         --    155,390,782             --
Loss on repurchase of
  preferred stock of
  subsidiary on
  February 21, 1996...         --        --          --        --           --         --    (16,570,065)            --
Repurchase of common
  stock on February
  21, 1996............    (55,664)       --          --        --           --         --             --             --
Issuance of common
  stock on August 9,
  1996................  1,185,521    11,855          --        --           --         --     22,988,145             --
Issuance of common
  stock on August 20,
  1996................      2,500        25          --        --           --         --         49,975             --
Conversion of common
  stock on October 22,
  1996................         --        --   8,484,410    84,844   (8,484,410)   (84,844)            --             --
Net loss..............         --        --          --        --           --         --             --    (18,448,966)
                        ---------   -------   ---------   -------   ----------   --------   ------------   ------------
Balance, December 31,
  1996................  9,881,656   $99,373   8,547,910   $85,479           --   $     --   $231,930,337   $(30,086,232)
                        =========   =======   =========   =======   ==========   ========   ============   ============


                         TREASURY
                           STOCK         TOTAL
                        -----------   ------------
Balance, January 1,
  1994................           --   $      1,000
Issuance of common
  stock on January 10,
  1994................           --     25,499,000
Issuance of common
  stock on October 12,
  1994................           --     34,500,000
Net loss..............           --       (105,970)
                        -----------   ------------
Balance, December 31,
  1994................           --     59,894,030
Stock option
  compensation........           --      6,360,000
Issuance of common
  stock on June 29,
  1995................           --             --
Net loss..............           --    (11,531,296)
                        -----------   ------------
Balance, December 31,
  1995................           --     54,722,734
Stock option
  compensation........           --      3,800,000
Issuance of common
  stock on February
  14, 1996............           --    155,475,254
Loss on repurchase of
  preferred stock of
  subsidiary on
  February 21, 1996...           --    (16,570,065)
Repurchase of common
  stock on February
  21, 1996............  $(1,038,134)    (1,038,134)
Issuance of common
  stock on August 9,
  1996................           --     23,000,000
Issuance of common
  stock on August 20,
  1996................           --         50,000
Conversion of common
  stock on October 22,
  1996................           --             --
Net loss..............           --    (18,448,966)
                        -----------   ------------
Balance, December 31,
  1996................  $(1,038,134)  $200,990,823
                        ===========   ============

    The accompanying notes are an integral part of the financial statements.

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             YEAR ENDED DECEMBER 31,
                                                   --------------------------------------------
                                                       1994            1995           1996
                                                   -------------   ------------   -------------
Cash flows from operating activities:
  Net loss.......................................  $    (105,970)  $(11,531,296)  $ (18,448,966)
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization...............      2,954,159      8,256,268      20,877,374
     Amortization of deferred financing costs....        226,000        791,000       2,633,583
     Stock option compensation...................             --      6,360,000       3,800,000
     Deferred income taxes.......................      1,490,716      3,788,877       4,548,481
     Dividends and accretion on preferred stock
       of subsidiary.............................             --             --      11,556,943
     Extraordinary loss..........................        490,819             --       4,176,897
     Changes in assets and liabilities, net of
       the effects of acquired businesses:
       Accounts receivable, net..................     (9,675,567)    (2,343,520)    (13,408,364)
       Prepaids and other........................        216,036       (214,868)       (982,637)
       Accounts payable..........................      1,509,064       (541,914)      1,429,070
       Accrued liabilities.......................      1,334,397        447,196       3,706,725
       Accrued interest..........................      2,251,654        459,237       4,157,948
                                                   -------------   ------------   -------------
          Net cash provided by operating
            activities...........................        691,308      5,470,980      24,047,054
                                                   -------------   ------------   -------------
Cash flows from investing activities:
  Purchases of broadcasting properties...........   (204,509,849)   (24,351,529)   (439,533,609)
  Purchases of other property and equipment......       (238,648)    (1,709,897)     (3,208,553)
                                                   -------------   ------------   -------------
          Net cash used in investing
            activities...........................   (204,748,497)   (26,061,426)   (442,742,162)
                                                   -------------   ------------   -------------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt.......    168,910,299             --     277,627,630
  Proceeds from borrowings under revolving debt
     facility....................................      5,639,237     54,458,819     101,966,762
  Repayment of long-term debt....................    (25,000,000)    (2,437,500)   (109,816,233)
  Repayments of borrowings under revolving debt
     facility....................................     (3,975,539)   (31,633,467)   (105,540,183)
  Issuance of preferred stock of subsidiary......             --             --     175,412,322
  Repurchase of preferred stock..................             --             --     (95,462,423)
  Issuance of common stock.......................     60,000,000             --     178,525,254
  Repurchase of common stock.....................             --             --      (1,038,134)
  Payment of preferred stock dividends...........             --             --        (505,555)
                                                   -------------   ------------   -------------
          Net cash provided by financing
            activities...........................    205,573,997     20,387,852     421,169,440
                                                   -------------   ------------   -------------
          Net increase (decrease) in cash........      1,516,808       (202,594)      2,474,332
Cash, at beginning of year.......................             --      1,516,808       1,314,214
                                                   -------------   ------------   -------------
Cash, at end of year.............................  $   1,516,808   $  1,314,214   $   3,788,546
                                                   =============   ============   =============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  (NOTE 5):
Cash paid during the period for:
  Interest.......................................  $   2,769,173   $ 16,864,312   $  28,912,331
  Income taxes...................................  $          --   $         --   $      62,407

    The accompanying notes are an integral part of the financial statements.

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

     Chancellor Broadcasting Company, formerly Chancellor Corporation ("Chancellor") and its subsidiaries (collectively, the "Company") operate in a single industry segment, which segment encompasses the ownership and management of radio broadcast stations located in markets throughout the United States. Chancellor conducts its business through Chancellor Radio Broadcasting Company ("Chancellor Broadcasting") and has no operations or cash flows of its own. Chancellor and Chancellor Broadcasting were formed in June 1994 to acquire and operate radio stations owned by American Media, Inc. and two corporations and one partnership affiliated with American Media, Inc. (collectively, the "American Media Station Group") and by Chancellor Communications Corporation ("Chancellor Communications"). That transaction was consummated on October 12, 1994. Chancellor Communications was formed in 1993 to acquire and operate radio stations KGBY-FM and KFBK-AM. That transaction closed on January 10, 1994 and the consolidated financial statements include the activity of all the stations since their respective dates of acquisition.

     In June 1995, the 1,000 shares of common stock of Chancellor Communications held by an affiliate of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse") were exchanged for additional shares of common stock of Chancellor, which subsequently contributed these shares to Chancellor Broadcasting as an additional capital contribution. As a result, Chancellor Communications became a wholly owned subsidiary of Chancellor Broadcasting. Chancellor Communications was then merged with the Company. The transactions had no effect on the financial position or results of operations of the Company.

     Chancellor Broadcasting Licensee Company is a wholly-owned non-operating legal entity formed to hold title to the Company's broadcast licenses. Such entity has no significant other assets and no material liabilities, contingencies or commitments. Consistent with industry practice for financial reporting purposes, no material value has been specifically allocated to the licenses. Accordingly, no financial statement information has been provided herein due to its immateriality to investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The consolidated financial statements include the accounts of Chancellor and its subsidiaries Chancellor Broadcasting and Chancellor Broadcasting Licensee Company for all periods presented, and its subsidiaries Trefoil Communications, Inc., Shamrock Broadcasting Inc., Shamrock Radio Licenses, Inc., Shamrock Broadcasting Licenses of Denver, Inc. and Shamrock Broadcasting of Texas, Inc. from their date of acquisition. All significant intercompany accounts and transactions have been eliminated.

  Cash

     The Company maintains cash in demand deposits with financial institutions. The Company had no cash equivalents during the periods presented. All highly liquid investments with an original maturity of less than three months are considered cash equivalents.

  Property and Equipment

     Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the various classes of assets, which range from three to twenty-five years. Leasehold improvements are amortized over the shorter of their

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES useful lives or the terms of the related leases. Costs of repairs and maintenance are charged to operations as incurred.

  Intangibles

     Goodwill represents the excess of cost over the fair values of the identifiable tangible and other intangible net assets acquired and is being amortized over the straight-line method over forty years. Other intangible assets comprise amounts paid for pending acquisitions, agreements not to compete, a tower lease advantage and organization costs incurred in the incorporation of the Company. Other intangibles, excluding pending acquisition costs, are being amortized by the straight-line method over their estimated useful lives ranging from three to ten years. Pending acquisition costs are deferred and capitalized as part of completed acquisitions or expensed in the period in which the pending acquisition is terminated.

     The Company evaluates intangible assets for potential impairment by analyzing the operating results, future cash flows on an undiscounted basis, trends and prospects of the Company's stations, as well as by comparing them to their competitors. The Company also takes into consideration recent acquisition patterns within the broadcast industry, the impact of recently enacted or potential FCC rules and regulations and any other events or circumstances which might indicate potential impairment.

  Deferred Financing Costs

     Costs associated with obtaining debt financing are capitalized and amortized using the interest method over the term of the related debt. As a result of refinancing the Company's original credit facility, during the year ended December 31, 1994 unamortized deferred financing costs of approximately $818,000 were expensed as an extraordinary item in the consolidated statements of operations. As a result of refinancing the Company's second credit facility, the early redemption of $20.0 million of its existing notes (defined) and the prepayment of $18.7 million of it's a Term Loan Facility (defined) from its third credit facility, during the year ended December 31, 1996 unamortized deferred financing costs of $3.4 million, less $543,500 of tax benefit, were expensed as an extraordinary item in the consolidated statements of operations. Approximately $5.1 million, $118,000 and $18.6 million of new financing costs were incurred for the years ended December 31, 1994, 1995 and 1996, respectively. Accumulated amortization at December 31, 1995 and 1996, amounted to approximately $959,000 and $2.8 million, respectively.

  Revenue Recognition

     Broadcasting operations derive revenue primarily from the sale of program time and commercial announcements to local, regional and national advertisers. Revenue is recognized when the programs and commercial announcements are broadcast.

  Barter Transactions

     Barter transactions represent advertising time exchanged for promotional items, advertising, supplies, equipment, and services. Barter revenue is recorded at the fair value of the goods or services received and is recognized in income when the advertisements are broadcast. Goods or services are charged to expense when received or used. Advertising time owed and goods or services due the Company are included in accounts payable and accounts receivable, respectively.

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES

  Advertising Costs

     The Company incurs various marketing and promotional costs to add and maintain listenership. These costs are expensed as incurred and totaled approximately $1.4 million, $4.2 million and $16.2 million for the years ended December 31, 1994, 1995 and 1996, respectively.

  Stock Option Compensation

     Stock option compensation expense is recognized in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

  Income Taxes

     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

     Chancellor, Chancellor Radio Broadcasting and Chancellor Broadcasting Licensee Company have elected to file consolidated federal income tax returns (the "Chancellor Group") and Trefoil Communications, Inc., Shamrock Broadcasting Inc., Shamrock Radio Licenses, Inc., Shamrock Broadcasting Licenses of Denver, Inc. and Shamrock Broadcasting of Texas, Inc. have elected to file consolidated federal income tax returns (the "Shamrock Group"). Each of these groups have entered into a tax sharing agreement governing the allocation of any consolidated federal income tax liability among its members. In general, each subsidiary allocates and pays income taxes computed as if each subsidiary filed a separate federal income tax return. Similar principles apply to any consolidated state and local income tax liabilities.

  Concentration of Credit Risk

     The Company's revenue and accounts receivable primarily relate to advertising of products and services within the radio stations' broadcast areas. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Credit losses have been within management's expectations and adequate allowances for any uncollectible trade receivables are maintained.

  Income (Loss) Per Share

     Net income (loss) per share is based on the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during each respective period. Proceeds from the exercise of the dilutive stock options are assumed to be used to repurchase outstanding shares of the Company's common stock at the average fair market value during the period. The calculation of income (loss) per common share is adjusted for the recapitalization as discussed in Note 8 and dividends and accretion on preferred stock.

  Reclassifications

     Certain prior year amounts have been reclassified to conform with the current year's presentation.

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES

3. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                1995          1996
                                                             -----------   -----------
Land.......................................................  $ 1,572,229   $ 3,036,663
Building and building improvements.........................    3,159,848     9,202,378
Towers and antenna systems.................................    3,689,972    14,476,104
Studio, technical and transmitting equipment...............    7,830,375    23,026,564
Office equipment, furniture and fixtures...................    2,484,261     5,521,010
Record library.............................................    1,800,510     2,193,236
Vehicles...................................................      362,787     1,117,908
Construction in progress...................................      503,504        78,877
                                                             -----------   -----------
                                                              21,403,486    58,652,740
Less accumulated depreciation..............................   (3,477,641)   (9,529,808)
                                                             -----------   -----------
                                                             $17,925,845   $49,122,932
                                                             ===========   ===========

     Depreciation expense for the years ended December 31, 1994, 1995 and 1996 was $0.9 million, $2.6 million and $6.5 million, respectively.

4. INTANGIBLE AND OTHER ASSETS

     Intangible and other assets consist of the following:

                                                                  DECEMBER 31,
                                                           ---------------------------
                                                               1995           1996
                                                           ------------   ------------
Goodwill.................................................  $205,971,820   $567,377,120
Noncompete agreements....................................     1,950,000      2,025,000
Tower lease advantage....................................       305,000        305,000
Pending acquisition costs................................     3,246,265      2,620,474
Other....................................................        45,718        626,220
                                                           ------------   ------------
                                                            211,518,803    572,953,814
Less accumulated amortization............................    (7,710,408)   (21,547,720)
                                                           ------------   ------------
                                                           $203,808,395   $551,406,094
                                                           ============   ============

     Amortization expense for intangible assets for the years ended December 31, 1994, 1995 and 1996 was $2.0 million, $5.7 million and $14.3 million, respectively.

5. ACQUISITIONS AND DISPOSITIONS OF BROADCASTING PROPERTIES

     On January 9, 1994, Chancellor Communications purchased substantially all the assets and assumed certain liabilities of KGBY-FM and KFBK-AM for approximately $49.5 million, including acquisition costs. Liabilities assumed were limited to certain ongoing contractual rights and obligations. The acquisition has been accounted for as a purchase and, accordingly, the results of operations associated with the acquired assets have been included in the accompanying statements from the date of acquisition.

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES

     The acquisition is summarized as follows (in thousands):

Assets acquired and liabilities assumed:
  Property and equipment....................................   $ 4,921
  Goodwill and other intangibles............................    44,401
  Prepaid expenses and other assets.........................       413
  Accrued liabilities.......................................      (205)
                                                               -------
          Total acquisition.................................   $49,530
                                                               =======

     On October 12, 1994, Chancellor Radio Broadcasting purchased substantially all the assets and assumed certain liabilities consisting solely of accrued expenses and future payments under ongoing contracts of the American Media Station Group (other than KHYL-FM in Sacramento, California) for approximately $139.5 million in cash, including acquisition costs and payments in respect of agreements not to compete. On the same date, Chancellor Communications purchased all the assets and certain liabilities consisting solely of accrued expenses and future payments under ongoing contracts of KHYL-FM for approximately $15.5 million in cash, including acquisition costs and payments in respect of an agreement not to compete. These acquisitions have been accounted for as purchases and, accordingly, the results of operations associated with the acquired assets have been included in the accompanying statements from the date of acquisition.

     The acquisition is summarized as follows (in thousands):

Assets acquired and liabilities assumed:
  Property and equipment....................................   $ 12,671
  Goodwill and other intangibles............................    142,618
  Prepaid expenses and other assets.........................        353
  Accrued liabilities.......................................       (662)
                                                               --------
          Total acquisition.................................   $154,980
                                                               ========

     Simultaneously with the closing of these transactions, Chancellor acquired all of Chancellor Communications' outstanding nonvoting stock in exchange for newly issued shares of Chancellor's nonvoting stock. Chancellor contributed all the acquired shares of Chancellor Communication's nonvoting stock to Chancellor Radio Broadcasting, as a result of which Chancellor Communications became a subsidiary of Chancellor Radio Broadcasting. Because these entities are under common management and control, this exchange has been accounted for at historical cost in a manner similar to a pooling of interests.

     On July 31, 1995, the Company purchased substantially all the assets and assumed certain liabilities of KDWB-FM for approximately $22.6 million, including acquisition costs. Liabilities assumed were limited to certain ongoing contractual rights and obligations. The acquisition has been accounted for as a purchase and, accordingly, the results of operations associated with the acquired assets have been included in the accompanying statements from the date of acquisition.

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES

     The acquisition is summarized as follows (in thousands):

Assets acquired and liabilities assumed:
  Property and equipment....................................  $ 1,866
  Goodwill and other intangibles............................   21,032
  Prepaid expenses and other assets.........................       82
  Other liabilities.........................................     (383)
                                                              -------
          Total acquisition.................................  $22,597
                                                              =======

     On February 14, 1996, the Company acquired all of the outstanding capital stock of Trefoil Communications, Inc. ("Trefoil") for approximately $408.0 million, including acquisition costs. Trefoil is a holding company, the sole asset of which is the capital stock of Shamrock Broadcasting, Inc. ("Shamrock Broadcasting"). The acquisition of Trefoil was financed through a new credit agreement, new senior subordinated notes, Chancellor's initial public stock offering, senior exchangeable preferred stock and the issuance of unregistered common stock of Chancellor. The acquisition of Trefoil was accounted for as a purchase for financial accounting purposes and a non-taxable business combination for tax purposes and, accordingly, the results of operations associated with the acquired assets have been included in the accompanying statements from the date of acquisition.

     The acquisition is summarized as follows (in thousands):

Assets acquired and liabilities assumed:
  Cash......................................................   $     38
  Accounts receivable, net..................................     18,636
  Prepaid expenses and other assets.........................      1,274
  Property and equipment....................................     36,429
  Goodwill and other intangibles............................    361,425
  Deferred tax asset........................................      5,464
  Accrued liabilities.......................................    (14,564)
  Other noncurrent liabilities..............................       (702)
                                                               --------
          Total acquisition.................................   $408,000
                                                               ========

     Simultaneously with the acquisition of Trefoil, the Company entered into a time brokerage agreement with Evergreen Media Corporation for the outsourcing of certain limited functions of WWWW-FM and WDFN-AM, both Detroit stations acquired with Trefoil, and an option to purchase such stations for $30.0 million of cash. These stations were operated pursuant to this agreement until January 30, 1997, the date on which the disposition of these stations occurred. Subsequent to the acquisition of Trefoil, KTBZ-FM, a Houston station acquired with Trefoil, was operated by Secret Communications, L.P. ("Secret") under a Local Marketing Agreement ("LMA")/Exchange Agreement with the Company. In March 1996, the Company entered into an agreement to exchange KTBZ-FM and $5.6 million of cash to Secret for KALC-FM and KIMN-FM, Denver, Colorado. The Company began managing certain limited functions of these stations, pursuant to an LMA, effective April 1, 1996 and closed on the exchange of the stations effective July 31, 1996. The exchange has been accounted for using the fair values of the assets exchanged plus the $5.6 million of additional cash and $0.8 million of additional acquisition costs, and was allocated to the net assets acquired based upon their estimated fair market values. The excess of the purchase price over the estimated fair value of net assets acquired amounted to approximately $28.7 million, which has been accounted for as goodwill and is being amortized over 40 years using the straight line method.

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES

     The exchange is summarized as follows (in thousands):

Assets acquired and liabilities assumed:
  Prepaid expenses and other assets.........................  $   163
  Property and equipment....................................    2,363
  Goodwill and other intangibles............................   28,657
  Accrued liabilities.......................................     (138)
                                                              -------
          Total acquisition.................................  $31,045
                                                              =======

     On May 15, 1996, the Company entered into an agreement to acquire substantially all the assets and certain liabilities of OmniAmerica Group ("Omni") for an aggregate price of $178.0 million, including $163.0 million of cash and $15.0 million of Chancellor's Class A Common Stock. On June 24, 1996, the Company entered into an agreement with American Radio Systems Corporation ("American Radio") whereby it will exchange the West Palm Beach, Florida stations acquired from Omni for American Radio's KSTE-AM and $33.0 million of cash. KSTE-AM is located in Rancho Cordova, California and is part of the Sacramento market. On July 1, 1996, Chancellor entered into an agreement with SFX Broadcasting, Inc. ("SFX") whereby it will exchange the Jacksonville, Florida stations being acquired pursuant to the Omni acquisition agreement and $11.0 million of cash for SFX's WBAB-FM, WBLI-FM, WGBB-AM and WHFM-FM, Nassau-Suffolk, New York. Pursuant to various agreements, the Company began managing certain limited functions of the remaining Omni stations and the SFX stations beginning July 1, 1996, and station KSTE-AM beginning August 1, 1996.

     On November 22, 1996, the Company acquired substantially all the assets of WKYN-AM, Florence, Kentucky, for approximately $1.4 million, including transaction costs. WKYN-AM serves the Cincinnati, Ohio market.

     On January 23, 1997, the Company acquired substantially all the assets and certain liabilities of Colfax Communications ("Colfax") for an aggregate price of $373.0 million. Liabilities assumed were limited to certain ongoing contractual rights and obligations. The acquisition will be accounted for as a purchase. Pursuant to the acquisition agreement, at December 31, 1996 the Company had $20.4 million of cash in a restricted escrow account which was remitted to Colfax at closing. On January 29, 1997, the Company entered into an agreement to sell WMIL-FM and WOKY-AM, Milwaukee, Wisconsin stations acquired from Colfax, to Clear Channel Radio, Inc. for $40.0 million in cash.

     On February 13, 1997, the Company acquired substantially all the assets and certain liabilities of Omni for $163.0 million of cash and $15.0 million of Chancellor Class A Common Stock. Liabilities assumed were limited to certain ongoing contractual rights and obligations. The acquisition will be accounted for as a purchase.

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES

     The following summarizes the unaudited consolidated pro forma data as though the acquisitions of KDWB-FM, Shamrock Broadcasting Company and KIMN-FM and KALC-FM had occurred as of the beginning of 1995 (in thousands, except per share amounts):

                                                      1995                       1996
                                            ------------------------   ------------------------
                                            HISTORICAL    PRO FORMA    HISTORICAL    PRO FORMA
                                            ----------   -----------   ----------   -----------
                                                         (UNAUDITED)                (UNAUDITED)
Net revenue...............................   $64,322      $162,360      $178,402     $187,198
Net income (loss) before extraordinary
  loss....................................   (11,531)      (21,477)      (14,272)     (15,113)
Net loss..................................   (11,531)      (21,477)      (18,449)     (15,113)
Net loss before extraordinary loss per
  share...................................     (1.30)        (1.16)        (1.85)       (0.82)
Net loss per share........................     (1.30)        (1.16)        (2.10)       (0.82)

     The following summarizes the unaudited consolidated pro forma balance sheet as of December 31, 1996 as though the acquisition of Colfax, the issuance of the Exchangeable Preferred Stock, the issuance of the Convertible Preferred Stock (including the over-allotment), and the New Credit Agreement had occurred on that date (in thousands):

                                                              HISTORICAL    PRO FORMA
                                                              ----------   -----------
                                                                           (UNAUDITED)
Total assets................................................   $690,743    $1,053,833
                                                               ========    ==========
Current liabilities.........................................   $ 24,208    $   40,598
Long-term liabilities.......................................    358,322       410,359
Preferred stock.............................................    107,222       404,585
Common stockholders' equity.................................    200,991       198,291
                                                               --------    ----------
          Total liabilities and stockholders' equity........   $690,743    $1,053,833
                                                               ========    ==========

6. ACCRUED LIABILITIES

     Accrued liabilities consist of the following:

                                                                    DECEMBER 31,
                                                              ------------------------
                                                                 1995         1996
                                                              ----------   -----------
Salaries....................................................  $  534,297   $ 3,697,072
Sales commissions...........................................     889,010     2,149,167
Rep commissions.............................................     561,189     1,549,048
Other.......................................................   2,708,452     5,134,544
                                                              ----------   -----------
                                                              $4,692,948   $12,529,831
                                                              ==========   ===========

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES

7. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                  DECEMBER 31,
                                                           ---------------------------
                                                               1995           1996
                                                           ------------   ------------
Term loan................................................  $ 67,562,500   $ 74,968,527
Revolving credit loan....................................    24,607,242     20,344,972
Subordinated notes due 2004..............................    80,000,000    260,000,000
                                                           ------------   ------------
                                                            172,169,742    355,313,499
Less current portion.....................................     4,062,500        400,000
                                                           ------------   ------------
                                                           $168,107,242   $354,913,499
                                                           ============   ============

     The Company's term and revolving credit facilities were refinanced on January 23, 1997, in conjunction with the acquisition of Colfax Communications under a new bank credit agreement (the "New Credit Agreement") with Bankers Trust Company, as administrative agent, and other institutions party thereto. The New Credit Agreement includes a $225.0 million term loan facility (the "Term Loan Facility") and a revolving loan facility (the "Revolving Loan Facility" and, together with the Term Loan, the "New Bank Financing"). The Revolving Loan Facility originally provides for borrowings up to $120.0 million, which is subsequently reduced as and when the Company receives the net cash proceeds of the pending station swaps and dispositions. In connection with the refinancing of the term and revolving loan facilities in January 1997, the Company incurred an extraordinary charge to write-off deferred finance costs of approximately $4.5 million.

     The New Bank Financing is collateralized by (i) a first priority perfected pledge of all capital stock and notes owned by the Company and (ii) a first priority perfected security interest in all other assets (including receivables, contracts, contract rights, securities, patents, trademarks, other intellectual property, inventory, equipment and real estate) owned by the Company, excluding FCC licenses, leasehold interests in studio or office space and leasehold and partnership interests in tower or transmitter sites in which necessary consents to the granting of a security interest cannot be obtained without payments to any other party or on a timely basis. The New Bank Financing also is guaranteed by the subsidiaries of Chancellor and Chancellor Radio Broadcasting, whose guarantees are collateralized by a first priority perfected pledge of the capital stock Chancellor Radio Broadcasting. The Term Loan Facility is due in increasing quarterly installments beginning in 1997 and matures in January 2003. All outstanding borrowings under the Revolving Facility mature in January 2003. The facilities bear interest at a rate equal to, at the Company's option, the prime rate of Bankers Trust Company, as announced from time to time, or the London Inter-Bank Offered Rate ("LIBOR") in effect from time to time, plus an applicable margin rate. The Company pays quarterly commitment fees in arrears equal to either .375% or .250% per annum on the unused portion of the Revolving Facility, depending upon whether the Company's leverage ratio is equal to or greater than 4.5:1 or less than 4.5:1, respectively. The bank financing facilities which existed on December 31, 1996 accrued interest at the prime rate plus 1.25% (9.5%) on $3.0 million and the LIBOR rate plus 2.50% (8.125%) on $92.0 million of borrowings.

     In connection with the IPO (defined), the Company redeemed 25% of its Existing Notes (defined) for approximately $22.2 million. The redemption was completed in March 1996 and resulted in an extraordinary charge of $2.8 million. The remaining $60.0 million 12 1/2% Senior Subordinated Notes due 2004 (the "Existing Notes") mature October 1, 2004, and bear interest at 12.5% per annum. On February 14, 1996, in conjunction with the acquisition of Trefoil Communications, Inc., the Company issued $200.0 million aggregate principal amount of 9 3/8% Senior Subordinated Notes due 2004 (the "New Notes" and, together with the Existing Notes, the "Notes"), which mature on October 1, 2004, and bear interest at 9.375% per

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES annum. Interest on the Notes is paid semi-annually. The Existing and New Notes are redeemable, in whole or in part, at the option of the Company on or after October 1, 1999 and February 1, 2000, respectively, at redemption prices expressed as a percentage of the principal amount, ranging from 100.000% to 105.556%, plus accrued interest thereon to the date of acquisition. In addition, prior to January 31, 1999, the Company may redeem up to 25% of the original aggregate principal amount of the New Notes with the net proceeds of one or more public equity offerings. The Notes are unsecured obligations of the Company, ranking subordinate in right of payment to all senior debt of the Company. The New Notes rank pari passu in right of payment to the Existing Notes. The Notes are guaranteed on a senior subordinated basis by Chancellor Radio Broadcasting Company's subsidiaries.

     Scheduled debt maturities for the Company's outstanding long-term debt at December 31, 1996 for each of the next five years and thereafter are as follows:

1997........................................................   $    400,000
1998........................................................        400,000
1999........................................................      9,874,886
2000........................................................     11,296,119
2001........................................................     17,469,864
Thereafter..................................................    315,872,630
                                                               ------------
                                                               $355,313,499
                                                               ============

     See Note 5 for pro forma effects of the New Bank Financing subsequent to year end. Both the New Bank Financing and Notes indentures contain certain covenants, including, among others, limitations on the incurrence of additional debt, in the case of the New Bank Financing; requirements to maintain certain financial ratios; and restrictions on the payment of dividends to stockholders and from the subsidiaries to Chancellor.

8. CAPITAL STRUCTURE

     In February 1996, Chancellor sold 7.7 million shares of its Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), in an initial public offering, (the "IPO"), which generated net proceeds of $142.4 million, and in a private placement, issued $100.0 million of exchangeable redeemable preferred stock (the "Acquisition Preferred Stock") of Chancellor Radio Broadcasting and 742,192 shares of Class A common stock of Chancellor to an affiliated entity and other investors.

     Immediately prior to the IPO, Chancellor effected a recapitalization of its current capital stock. Pursuant to the recapitalization, each six shares of Chancellor's Nonvoting Stock were reclassified into one share of Class A Common Stock. Each six shares of Chancellor's Voting Stock were reclassified into one share of Class B Common Stock and each six shares of Convertible Nonvoting Stock were reclassified into one share of Class C Common Stock. In connection with the recapitalization, 63,334 shares of Class A Common Stock were exchanged for an equal number of shares of Class B Common Stock, and an additional 8,484,410 shares of Class A Common Stock were exchanged for an equal number of shares of Class C Common Stock. The recapitalization has been given retroactive effect in the financial statements.

     In February 1996, subsequent to the IPO, the Company completed a private placement of $100.0 million of newly authorized Senior Cumulative Exchangeable Preferred Stock (the "Old Preferred Stock"). Upon completion, the proceeds of the Old Preferred Stock were used to redeem the Acquisition Preferred Stock and 55,664 shares of Class A Common Stock. The redemption resulted in a charge to net loss attributable to

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES common stock of approximately $16.6 million and an additional reduction of stockholders' equity of approximately $1.0 million.

     In June 1996, the holders of Chancellor's Class C Common Stock filed an application with the FCC to convert the stock into Chancellor's Class B Common Stock. The holders of Class C Common Stock received approval of their applications and subsequently converted their stock on October 22, 1996.

     In August 1996 pursuant to an agreement entered into at the time of the IPO, Chancellor sold 1.2 million shares of Class A Common Stock in a private placement to an affiliated entity, which generated proceeds of $23.0 million which were contributed to Chancellor Radio Broadcasting.

     In September 1996, the Company completed an exchange offering whereby it exchanged the Old Preferred Stock for 1,000,000 shares of 12 1/4% Series A Senior Cumulative Exchangeable Preferred Stock (the "Senior Exchangeable Preferred Stock") in a transaction registered under the Securities Act of 1933, as amended. The terms of the Senior Exchangeable Preferred Stock are substantially identical to those of the Old Preferred Stock. Dividends on the Senior Exchangeable Preferred Stock accrue from its date of issuance and are payable quarterly commencing November 15, 1996, at a rate per annum of 12 1/4% of the then effective liquidation preference per share. Dividends may be paid, at the Company's option, on any dividend payment date occurring on or prior to February 15, 2001 either in cash or by adding such dividends to the then effective liquidation preference of the Senior Exchangeable Preferred Stock. The Senior Exchangeable Preferred Stock is redeemable at the Company's option, in whole or in part at any time on or after February 15, 2001, at various redemption prices, plus, accumulated and unpaid dividends to the date of redemption. In addition, prior to February 15, 1999, the Company may, at its option, redeem the Senior Exchangeable Preferred Stock with the net cash proceeds from one or more Public Equity Offerings (as defined), at various redemption prices, plus, accumulated and unpaid dividends to the redemption date; provided, however, that after any such redemption there is outstanding at least 75% of the number of shares of Senior Exchangeable Preferred Stock originally issued.

     The Company is required, subject to certain conditions, to redeem all of the Senior Exchangeable Preferred Stock outstanding on February 15, 2008, at a redemption price equal to 100% of the then effective liquidation preference thereof, plus, accumulated and unpaid dividends to the date of redemption. Upon the occurrence of a change of control (as defined), the Company must offer to purchase all of the then outstanding shares of Senior Exchangeable Preferred Stock at a price equal to 101% of the then effective liquidation preference thereof, plus, accumulated and unpaid dividends to the date of purchase. Subject to certain conditions, the Senior Exchangeable Preferred Stock is exchangeable in whole, but not in part, at the option of the Company, on any dividend payment date for the Company's 12 1/4% subordinated exchange debentures due 2008.

     On January 23, 1997, Chancellor completed a private placement of $100.0 million of newly authorized 7% Convertible Preferred Stock (the "Convertible Preferred Stock") and Chancellor Radio Broadcasting completed a private placement of $200.0 million of newly authorized 12% Exchangeable Preferred Stock (the "Exchangeable Preferred Stock").

     Dividends on the Convertible Preferred Stock accrue from its date of issuance and are payable quarterly commencing April 15, 1997, at a rate per annum of 7% of the liquidation preference per share. The liquidation preference of the Convertible Preferred Stock is $50.00 per share. The Convertible Preferred Stock is convertible at the option of the holder at any time after March 23, 1997, unless previously redeemed, into Class A Common Stock of Chancellor at a conversion price of $32.90 per share of Class A Common Stock, subject to adjustment in certain events. In addition, after January 19, 2000, the Company may, at its option, redeem the Convertible Preferred Stock, in whole or in part, at specified redemption prices plus accrued and unpaid dividends through the redemption date. Upon the occurrence of a change of control (as defined),

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES

Chancellor must, subject to certain conditions, offer to purchase all of the then outstanding shares of Convertible Preferred Stock at a price equal to 101% of the liquidation preference thereof, plus accrued and unpaid dividends to the date of purchase.

     Dividends on the Exchangeable Preferred Stock will accrue from the date of its issuance and will be payable semi-annually commencing July 15, 1997, at a rate per annum of 12% of the liquidation preference per share. Dividends may be paid, at the Company's option, on any dividend payment date occurring on or prior to January 15, 2002 either in cash or in additional shares of Exchangeable Preferred Stock. The liquidation preference of the Exchangeable Preferred Stock will be $100.00 per share. The Exchangeable Preferred Stock is redeemable at the Company's option, in whole or in part at any time on or after January 15, 2002, at the redemption prices set forth herein, plus accrued and unpaid dividends to the date of redemption. In addition, prior to January 15, 2000, the Company may, at its option, redeem the Exchangeable Preferred Stock with the net cash proceeds from one or more Public Equity Offerings (as defined), at various redemption prices plus accrued and unpaid dividends to the redemption date; provided, however, that after any such redemption there is outstanding at least $150.0 million aggregate liquidation preference of Exchangeable Preferred Stock. The Company is required, subject to certain conditions, to redeem all of the Exchangeable Preferred Stock outstanding on January 15, 2009, at a redemption price equal to 100% of the liquidation preference thereof, plus accrued and unpaid dividends to the date of redemption. Upon the occurrence of a Change of Control (as defined), the Company will, subject to certain conditions, offer to purchase all of the then outstanding shares of Exchangeable Preferred Stock at a price equal to 101% of the liquidation preference thereof, plus accrued and unpaid dividends to the repurchase date. In addition, prior to January 15, 1999, upon the occurrence of a Change of Control, the Company will have the option to redeem the Exchangeable Preferred Stock in whole but not in part at a redemption price equal to 112% of the liquidation preference thereof, plus accrued and unpaid dividends to the date of redemption. The Exchangeable Preferred Stock will, with respect to dividend rights and rights on liquidation, rank junior to the Senior Exchangeable Preferred Stock. Subject to certain conditions, the Exchangeable Preferred Stock is exchangeable in whole, but not in part, at the option of the Company, on any dividend payment date for the Company's 12% subordinated exchange debentures due 2009, including any such securities paid in lieu of cash interest.

     In addition to the accrued dividends discussed above, the recorded value of the Senior Exchangeable Preferred Stock, the Convertible Preferred Stock and the Exchangeable Preferred Stock includes or will include an amount for the accretion of the difference between the stock's fair value at date of issuance and its mandatory redemption amount, calculated using the effective interest method.

9. INCOME TAXES

     All of the Company's revenues were generated in the United States. The provision for income taxes for continuing operations consists of the following:

                                                          YEAR ENDED DECEMBER 31
                                                   ------------------------------------
                                                      1994         1995         1996
                                                   ----------   ----------   ----------
Current:
  State..........................................  $       --   $   11,098   $   64,070
Deferred:
  Federal........................................   1,267,109    3,220,528    3,866,209
  State..........................................     223,607      568,329      682,272
                                                   ----------   ----------   ----------
          Total provision........................  $1,490,716   $3,799,955   $4,612,551
                                                   ==========   ==========   ==========

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES

     Income tax expense differs from the amount computed by applying the federal statutory income tax rate of 34% to income before income taxes for the following reasons:

                                                         YEAR ENDED DECEMBER 31,
                                                  -------------------------------------
                                                     1994         1995          1996
                                                  ----------   -----------   ----------
U.S. federal income tax at statutory rate.......  $  637,692   $(2,628,656)  $  645,125
  State income taxes, net of federal benefit....     112,533      (463,880)     113,846
  Valuation allowance provided for loss
     carryforward generated during the current
     period.....................................     720,490     6,589,750      307,000
  Reconciliation of return to estimate..........          --        71,510           --
  Permanent difference..........................      20,001       231,231    3,546,580
                                                  ----------   -----------   ----------
                                                  $1,490,716   $ 3,799,955   $4,612,551
                                                  ==========   ===========   ==========

                                                                   DECEMBER 31,
                                                             -------------------------
                                                                1995          1996
                                                             -----------   -----------
The deferred tax assets (liabilities) consist of the
  following:
  Loss carryforwards expiring 2009 and 2010................  $ 4,766,240   $11,806,985
  Deferred stock option compensation deduction.............    2,544,000     4,064,000
  Tax credits..............................................           --     2,951,555
  Other....................................................      105,411       680,819
                                                             -----------   -----------
     Gross deferred tax assets.............................    7,415,651    19,503,359
                                                             -----------   -----------
  Depreciation and amortization............................   (5,057,772)  (21,488,463)
                                                             -----------   -----------
  Deferred tax assets valuation allowance..................   (7,310,240)     (621,210)
                                                             -----------   -----------
     Net deferred tax liabilities..........................  $(4,952,361)  $(2,606,314)
                                                             ===========   ===========

     The deferred tax valuation allowance was originally established due to the uncertainty surrounding the realizability of the Company's deferred tax assets using the "more likely than not" criteria. During the fourth quarter of 1996, the Company revised its estimate of the likelihood that it will realize the majority of its deferred tax assets and adjusted its valuation allowance accordingly. This revised estimate was the direct result of the acquisition of Trefoil. Reversal of the valuation allowance related to deferred tax assets which existed on the date of acquisition or which were acquired as a result of the Trefoil acquisition were credited against the original purchase accounting allocation to goodwill. The reversal of the valuation allowance related to deferred tax assets generated subsequent to the acquisition were credited as a reduction of income tax expense and extraordinary losses as appropriate.

     The Company's tax credits and net operating loss carryforwards at December 31, 1996 begin expiring in 1997 and 2001, respectively. The Company has provided a valuation allowance for those tax credits which do not meet a "more likely than not" realizability test.

10. EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) Savings Plan, whereby eligible employees can contribute up to either 15% of their salary, per year, subject to certain maximum contribution amounts. Prior to 1996, the Company had not made any contributions to the plan, nor is it required to in future periods. However, the Company did elect to make a discretionary match for 1996 of approximately $250,000. Employees become eligible to participate in the plan after the completion of one year of service and the attainment of age twenty-one.

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES

11. COMMITMENTS

     The Company leases real property, office space, broadcasting equipment and office equipment under various noncancellable operating leases. Certain of the Company's leases contain escalation clauses, renewal options and/or purchase options. In addition, the Company assumed lease obligations in connection with the acquisition of Trefoil on February 14, 1996. The Company also has employment and rating survey agreements in excess of one year, and has entered into a twelve-year financial monitoring and oversight agreement with Hicks Muse & Co. Partners, L.P., which is an affiliate of Hicks, Muse, Tate & Furst Incorporated.

     Future minimum payments under the noncancellable operating lease agreements at December 31, 1996 are approximately as follows:

1997........................................................   $ 6,023,586
1998........................................................     4,865,095
1999........................................................     4,277,779
2000........................................................     3,564,247
2001........................................................     2,805,282
Thereafter..................................................    13,080,261
                                                               -----------
                                                               $34,616,250
                                                               ===========

     Rent expense was approximately $227,000, $1.3 million and $4.8 million for the years ended December 31, 1994, 1995 and 1996, respectively.

12. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

     For cash, short-term debt, and other current amounts receivable and payable, and the variable-rate term debt, the carrying amount approximates fair value.

     For the fixed-rate long-term debt, the fair value is estimated based on quoted market prices. The carrying values at December 31, 1995 and 1996 were $80.0 million and $260.0 million, respectively, and the estimated fair values at each date were $85.4 million and $267.8 million, respectively.

     For Chancellor Radio Broadcasting's Senior Exchangeable Preferred Stock, the fair value of $113.75 per share at December 31, 1996 is estimated based on quoted market prices.

13. STOCK-BASED COMPENSATION

     During 1994, Chancellor's Board of Directors granted options to purchase 996,068 shares of its common stock to the senior management of the Company at exercise prices of $6.00 and $7.50. The option agreements vest over a five year period and originally contained certain performance criteria and indexed exercise prices. On September 30, 1995, Chancellor entered into an agreement with its senior management to substantially revise and amend these option agreements to eliminate certain of the performance criteria provisions and to adjust and fix the exercise prices at $7.50 and $8.40, respectively. Management developed an estimate of the fair value of the stock options in the amount of $19.0 million. Based upon this estimate and the applicable vesting periods, the Company recognized stock option compensation expense and a corresponding credit to equity of $6.4 million in 1995, with the remaining amount to be amortized over an approximate four year period.

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES

     During 1994, Chancellor's Board of Directors adopted a stock option plan for its non-employee directors providing for the grant of options and stock awards for up to 480,000 shares of its common stock. Upon election to the Board of Directors, each person shall be granted a stock option to purchase a number of shares of common stock equal to the number of shares of common stock acquired by purchase by such person upon their initial election to the Board of Directors. Each option shall be immediately vested, will have a maximum term of ten years and an exercise price, as determined by the plan committee, equal to or greater than the fair market value of the common stock on the respective dates of grant.

     In February 1996, Chancellor's Board of Directors adopted a stock award plan for the Company's management, employees and non-employee directors, elected after the date of adoption of the plan, providing for the grant of options and stock awards for up to 916,456 shares of Chancellor's Class A Common Stock. The Company's compensation committee has the sole authority to grant stock options and to establish option exercise prices and vesting schedules. However, per-share exercise prices shall not be less than the fair market value of the stock on the respective date of grant and if the compensation committee does not determine a vesting schedule, such option shall vest 20% on the first anniversary of the respective date of grant and the remaining 80% shall vest pro rata on a monthly basis over the four-year period following the first anniversary of the date of grant. Non-employee directors elected after the effective date of this plan automatically are granted a fully-vested option to purchase 5,000 shares of Chancellor's Class A Common Stock on the date he or she first becomes a member of the Board of Directors. Terms of all options are limited to ten years.

     A summary of the Company's option activity follows. The Company has elected to continue expense recognition under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and accordingly, has included certain required pro forma information. Estimates of weighted-average grant-date fair values of options granted and pro forma option compensation amounts were determined using the Black-Scholes Single Option approach assuming an expected option term of 6 years, interest rates ranging from 5.5% to 7.2%, a dividend yield of zero and a volatility factor of .4 (zero for options issued prior to the Company's initial public offering in February 1996).

                                                      FOR THE YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------------------------------------------
                                     1994                          1995                           1996
                          --------------------------   ----------------------------   ----------------------------
                                    WEIGHTED AVERAGE               WEIGHTED AVERAGE               WEIGHTED AVERAGE
                          SHARES     EXERCISE PRICE     SHARES      EXERCISE PRICE     SHARES      EXERCISE PRICE
                          -------   ----------------   ---------   ----------------   ---------   ----------------
Beginning of year.......       --        $  --           996,068        $ 7.27        1,022,734        $ 7.89
  Granted:
     Exercise price:
       equals FMV.......  996,068         7.27            26,666          7.50          713,916         26.03
       less than FMV....       --           --           996,068          7.90               --            --
  Exercised.............       --           --                --            --               --            --
  Canceled..............       --           --          (996,068)         7.27           (9,000)        24.51
                          -------        -----         ---------        ------        ---------        ------
End of year.............  996,068        $7.27         1,022,734..      $ 7.89        1,727,650        $15.30
                          =======        =====         =========        ======        =========        ======
Exercisable as of end of
  year..................       --        $  --         225,879..        $ 7.85          431,758        $ 8.06
                          =======        =====         =========        ======        =========        ======
Weighted-average grant-
  date fair value of
  options granted:
  Exercise price:
     equals FMV.........                    --                            3.59                          12.69
     less than FMV......                    --                           21.56                             --

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES

                                                    OPTIONS OUTSTANDING
                                          ---------------------------------------     OPTIONS EXERCISABLE
                                                           WEIGHTED AVERAGE         ------------------------
                                                      ---------------------------             WEIGHTED AVE-
                RANGE OF                                 REMAINING       EXERCISE             RAGE EXERCISE
            EXERCISE PRICES                SHARES     CONTRACTUAL LIFE    PRICE     SHARES        PRICE
            ---------------               ---------   ----------------   --------   -------   --------------
$ 7.50 -- $ 7.50........................    577,971         7.06          $ 7.50    247,188       $ 7.50
  8.40 --   8.40........................    444,763         7.83            8.40    177,904         8.40
 20.00 --  25.25........................    431,916         9.14           20.51      6,666        20.00
 31.00 --  36.75........................    273,000         9.75           34.81         --           --
                                          ---------         ----          ------    -------       ------
$ 7.50 -- $36.75........................  1,727,650         8.20          $15.30    431,758       $ 8.06
                                          =========         ====          ======    =======       ======

                                                                 YEAR ENDED          YEAR ENDED
                                                              DECEMBER 31, 1995   DECEMBER 31, 1996
                                                              -----------------   -----------------
Historical net loss.........................................    $(11,531,296)       $(18,448,966)
Pro forma adjustment for stock option compensation..........        (781,465)         (1,524,302)
Pro forma tax benefit.......................................         312,586             609,721
                                                                ------------        ------------
Pro forma net loss..........................................    $(12,000,175)       $(19,363,547)
                                                                ============        ============
Pro forma loss per share....................................    $      (1.36)       $      (1.16)

14. RELATED PARTY TRANSACTIONS

     The Company has entered into a twelve-year agreement (the "Financial Monitoring and Oversight Agreement") with Hicks Muse & Co. Partners, L.P. ("Hicks Muse Partners") and HM2/Management Partners, L.P. ("HM2"), each of which is an affiliate of Hicks Muse. Chancellor and the Company paid Hicks Muse Partners an annual fee of $82,000, $200,000 and $408,000 for financial oversight and monitoring services for the years ended December 31, 1994, 1995 and 1996, respectively. The annual fee is adjustable each December 31, according to a formula based on changes in the consumer price index. HM2 received fees of approximately $0.3 million, $2.4 million and $6.2 million upon consummation of the acquisitions of KDWB-FM, the American Media Station Group and Trefoil Communications, Inc., respectively, and is entitled to receive a fee equal to 1.5% of the transaction value (as defined) upon the consummation of each add-on transaction (as defined) involving Chancellor or any of its subsidiaries.

     Effective April 1, 1996, the Company entered into a revised financial monitoring and oversight agreement with Hicks & Muse & Co. Partners, L.P. and HM2/Management Partners, L.P., each of which is an affiliate of Hicks, Muse, Tate & Furst Incorporated. The annual fee for financial oversight and monitoring services to the Company has been adjusted to $500,000. The annual fee is adjustable each January 1, to an amount equal to the budgeted consolidated annual net sales of the Company for the then-current fiscal year, multiplied by 0.25%, provided, however, that in no event shall the annual fee be less than $500,000.

     The Financial Monitoring and Oversight Agreement makes available the resources of HM2 and Hicks Muse Partners concerning a variety of financial matters. The services that have been and will continue to be provided by HM2 and Hicks Muse Partners could not otherwise be obtained by Chancellor and the Company without the addition of personnel or the engagement of outside professional advisors.

     In February of 1996, the Company lent $200,000 to an affiliate of the Company. The loan is unsecured, does not bear interest and will be forgiven during the next three years.

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES

15. SUBSEQUENT EVENTS

     On February 14, 1997, Chancellor Radio Broadcasting completed a private placement of an additional $10.0 million of Convertible Preferred Stock pursuant to its over-allotment option. The net proceeds of this offering were used to repay borrowings under the Revolving Credit Facility.

     On February 19, 1997, Chancellor and Chancellor Radio Broadcasting entered into an agreement to merge with Evergreen Media Corporation ("Evergreen") in a stock-for-stock transaction (the "merger"), with Evergreen remaining as the surviving corporation (the "Surviving Company"). Pursuant to the agreement, shareholders of the Company's common stock will receive 0.9091 shares of Evergreen's common stock. Consummation of the merger is subject to shareholder approval and certain other closing conditions including regulatory approval.

     On February 19, 1997, the Company and Evergreen entered into a joint purchase agreement whereby in the event that consummation of the stock purchase agreement between Evergreen and Viacom International, Inc. ("Viacom") occurs prior to the consummation of the merger, the Company will be required to purchase the Viacom subsidiaries which own four of the ten Viacom stations for $480 million and Evergreen will be required to purchase the Viacom subsidiaries which own six of the ten Viacom stations for $595 million. In the event that consummation of the stock purchase agreement between Evergreen and Viacom occurs after the consummation of the merger, the Surviving Company will acquire the stock of certain Viacom subsidiaries which own and operate ten radio stations in five major markets. Consummation of the transaction is dependent upon certain closing conditions including regulatory approval.

16. UNCERTAINTIES AND THE USE OF ESTIMATES AND ASSUMPTIONS

     On February 8, 1996, the President signed into law the Telecommunications Act of 1996. Among other things, this legislation requires the Federal Communications Commission (the "FCC"), to relax its numerical restrictions on local ownership and affords renewal applicants significant new protections from competing applications for their broadcast licenses. The new legislation will enable the Company to retain all of its radio stations and to acquire more properties; at the same time, this legislation will also allow other broadcast entities to increase their ownership in markets where the Company currently operates stations. The Company's management is unable to determine the ultimate effect of this legislation on its competitive environment.

     The pending acquisition, exchange and merger agreements are subject to various governmental approvals, including the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Federal Communications Commission.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

17. RECENT ACCOUNTING PRONOUNCEMENT

     The Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share" in March 1997, which establishes standards for computing and presenting earnings per share. The disclosure requirements of SFAS No. 128 will be effective for the Company's financial statements beginning in 1997. Management has not yet determined the impact that the adoption of SFAS No. 128 will have on the financial statements of the Company.

                CHANCELLOR BROADCASTING COMPANY AND SUBSIDIARIES

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                           1996 FISCAL QUARTERS
                                           -----------------------------------------------------
                                              FIRST        SECOND         THIRD        FOURTH
                                           -----------   -----------   -----------   -----------
Net revenues.............................  $25,642,239   $44,425,668   $52,770,414   $55,563,210
Income from operations...................    2,831,163    11,028,609    12,107,887    11,702,047
Income before extraordinary loss.........   (7,585,314)   (2,355,054)   (1,061,804)   (3,269,897)
Net loss.................................  (12,231,235)   (2,355,054)   (2,025,071)   (1,837,606)
Net loss attributable to common stock....  (28,801,300)   (2,355,054)   (2,025,071)   (1,837,606)
Net loss per share before extraordinary
  loss...................................        (1.83)        (0.14)        (0.06)        (0.18)
Net loss per share.......................        (2.18)        (0.14)        (0.11)        (0.10)

     The above results reflect the acquisition of Shamrock Broadcasting on February 13, 1996, the exchange of KTBZ-FM for KIMN-FM and KALC-FM on July 31, 1996, and the various operating agreements with Omni, Secret, SFX and American Radio which began during the third quarter. First and third quarter results include extraordinary losses related to the early extinguishment of debt. Fourth quarter results reflect an extraordinary tax benefit related to the previously recognized extraordinary losses on early extinguishment of debt resulting from management's change in estimate as to the likelihood of it utilizing its deferred tax assets.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Whiteco Industries, Inc.
Merrillville, Indiana

     We have audited the accompanying balance sheets of the Outdoor Advertising Division of Whiteco Industries, Inc. as of December 31, 1996 and 1997, and the related statements of income and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Division's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Outdoor Advertising Division of Whiteco Industries, Inc. as of December 31, 1996 and 1997, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                            BDO Seidman, LLP

Chicago, Illinois
September 17, 1998

                        OUTDOOR ADVERTISING DIVISION OF
                            WHITECO INDUSTRIES, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                            DECEMBER 31,
                                                     ---------------------------   SEPTEMBER 30,
                                                         1996           1997           1998
                                                     ------------   ------------   -------------
                                                                                    (UNAUDITED)
Current assets
  Cash.............................................  $    155,781   $    249,733   $  7,109,413
  Accounts receivable (net of $631,000, $1,111,000
     and $1,941,000 allowance for uncollectible
     accounts for December 31, 1996, 1997 and
     September 30, 1998, respectively).............     9,112,798     10,718,470     13,113,464
  Prepaid expenses and other
     receivables...................................     2,520,913      2,684,801      2,655,593
  Prepaid sign costs...............................     4,880,789      5,064,178      4,951,369
                                                     ------------   ------------   ------------
          Total current assets.....................    16,670,281     18,717,182     27,829,839
                                                     ------------   ------------   ------------
Property and equipment
  Land, buildings and improvements.................     5,389,827      6,279,957      6,980,180
  Advertising signs................................   134,120,274    150,697,192    160,138,490
  Equipment........................................     4,226,984      4,925,336      6,210,613
                                                     ------------   ------------   ------------
          Total cost...............................   143,737,085    161,902,485    173,329,283
  Accumulated depreciation.........................    84,300,457     91,601,392     98,914,094
                                                     ------------   ------------   ------------
Net property and equipment.........................    59,436,628     70,301,093     74,415,189
                                                     ------------   ------------   ------------
Other sign costs...................................       707,273      1,424,848      2,164,372
                                                     ------------   ------------   ------------
                                                     $ 76,814,182   $ 90,443,123   $104,409,400
                                                     ============   ============   ============

                               LIABILITIES AND DIVISIONAL EQUITY
Current liabilities
  Accounts payable.................................  $    505,561   $    900,145   $    462,790
  Customers' advance payments and deposits.........       127,925         70,174         17,777
  Accrued expenses.................................     1,577,194      2,210,355      3,965,815
                                                     ------------   ------------   ------------
          Total current liabilities................     2,210,680      3,180,674      4,446,382
                                                     ------------   ------------   ------------
Commitments
Divisional equity..................................    74,603,502     87,262,449     99,963,018
                                                     ------------   ------------   ------------
                                                     $ 76,814,182   $ 90,443,123   $104,409,400
                                                     ============   ============   ============

                See accompanying notes to financial statements.

                        OUTDOOR ADVERTISING DIVISION OF
                            WHITECO INDUSTRIES, INC.

                              STATEMENTS OF INCOME

                                                                                  NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                 ------------------------------------------   --------------------------
                                     1995           1996           1997          1997           1998
                                 ------------   ------------   ------------   -----------   ------------
                                                                                     (UNAUDITED)
Revenues.......................  $108,447,476   $117,268,324   $126,800,754   $93,827,208   $103,693,938
Less: Agency discounts.........     6,616,011      8,400,821      8,702,563     6,372,877      7,190,622
                                 ------------   ------------   ------------   -----------   ------------
  Net revenues.................   101,831,465    108,867,503    118,098,191    87,454,331     96,503,316
Cost of revenues...............    40,659,116     42,021,229     45,615,461    34,260,557     34,981,851
Selling and administrative
  expenses.....................    14,878,784     16,288,955     18,369,034    13,127,709     14,642,469
Corporate overhead expenses....     5,176,832      5,644,490      6,073,671     4,786,406      5,193,299
Depreciation and
  amortization.................     8,675,204     10,501,844     11,525,410     8,232,183      8,760,265
Profit participation fee.......     2,101,620      2,248,329      2,321,884     1,701,068      1,756,342
                                 ------------   ------------   ------------   -----------   ------------
Income from operations before
  other income and interest
  expense......................    30,339,909     32,162,656     34,192,731    25,346,408     31,169,090
Other income, less other
  expenses.....................    (1,060,355)    (1,131,033)    (1,833,411)   (1,523,219)      (852,526)
Interest expense...............        38,556         17,927          3,794           622         98,231
                                 ------------   ------------   ------------   -----------   ------------
Net income.....................  $ 31,361,708   $ 33,275,762   $ 36,022,348   $26,869,005   $ 31,923,385
                                 ============   ============   ============   ===========   ============

                See accompanying notes to financial statements.

                        OUTDOOR ADVERTISING DIVISION OF
                            WHITECO INDUSTRIES, INC.

                            STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED                        NINE MONTHS ENDED
                                                              DECEMBER 31,                         SEPTEMBER 30,
                                               ------------------------------------------   ---------------------------
                                                   1995           1996           1997           1997           1998
                                               ------------   ------------   ------------   ------------   ------------
                                                                                                    (UNAUDITED)
Cash flows from operating activities
Net income...................................  $ 31,361,708   $ 33,275,762   $ 36,022,348   $ 26,869,005   $ 31,923,385
  Adjustments to reconcile net income to net
    cash provided by operating activities
    Provision for depreciation and
      amortization...........................     8,675,204     10,501,844     11,525,410      8,232,183      8,760,266
    Gain on disposals of assets..............      (795,498)      (812,482)    (1,488,665)    (1,369,119)      (792,637)
    Increase in accounts receivable..........      (694,344)    (1,853,160)    (1,605,672)    (1,332,818)    (2,394,994)
    Decrease (increase) in prepaid expenses
      and other receivables..................      (220,881)    (1,202,910)      (163,888)      (373,047)        29,208
    Increase in prepaid sign costs and other
      sign costs.............................    (1,044,722)      (815,916)    (1,840,672)      (963,958)    (1,063,971)
    (Decrease) increase in accounts payable
      and accrued expenses...................       (66,319)       869,627      1,027,745        570,828      1,318,105
    Increase (decrease) in customers' advance
      payments and deposits..................       185,750        (57,825)       (57,751)       (41,035)       (52,397)
                                               ------------   ------------   ------------   ------------   ------------
        Total adjustments....................     6,039,190      6,629,178      7,396,507      4,723,034      5,803,580
                                               ------------   ------------   ------------   ------------   ------------
Net cash provided by operating activities....    37,400,898     39,904,940     43,418,855     31,592,039     37,726,965
                                               ------------   ------------   ------------   ------------   ------------
Cash flows from investing activities
  Proceeds from sales of assets..............     1,352,297      1,115,793      2,474,779      1,679,067      1,170,065
  Expenditures for advertising signs.........   (26,033,225)   (14,713,166)   (19,541,162)   (16,815,288)    (9,563,563)
  Expenditures for property and equipment....    (1,986,847)    (2,180,644)    (2,895,119)    (2,111,561)    (3,250,971)
                                               ------------   ------------   ------------   ------------   ------------
Net cash used in investing activities........   (26,667,775)   (15,778,017)   (19,961,502)   (17,247,782)   (11,644,469)
                                               ------------   ------------   ------------   ------------   ------------
Cash flows from financing activities
  Interdivisional transactions...............   (11,489,912)   (24,124,287)   (23,363,401)    (7,445,015)   (19,222,816)
                                               ------------   ------------   ------------   ------------   ------------
Net cash used in financing activities........   (11,489,912)   (24,124,287)   (23,363,401)    (7,445,015)   (19,222,816)
                                               ------------   ------------   ------------   ------------   ------------
Net (decrease) increase in cash..............      (756,789)         2,636         93,952      6,899,242      6,859,680
Cash, at beginning of year...................       909,934        153,145        155,781        155,781        249,733
                                               ------------   ------------   ------------   ------------   ------------
Cash, at end of year.........................  $    153,145   $    155,781   $    249,733   $  7,055,023   $  7,109,413
                                               ============   ============   ============   ============   ============

                See accompanying notes to financial statements.

                        OUTDOOR ADVERTISING DIVISION OF
                            WHITECO INDUSTRIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
               (INFORMATION AS OF SEPTEMBER 30, 1998 AND FOR THE
          NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     Whiteco Industries, Inc. ("Whiteco") has entered into an agreement to sell substantially all of the assets and certain liabilities of its Outdoor Advertising Division (the "Division"). The Division owns and operates outdoor advertising signs throughout the United States.

     During the periods covered by the financial statements, the Division was conducted as an integral part of Whiteco's overall operations and separate financial statements were not prepared. These financial statements have been prepared from Whiteco's historical accounting records. Corporate overhead expenses are actual expenses incurred by the Division. The Division operated independently from Whiteco Industries, Inc. However, the expenses incurred by the Division for corporate overhead may not necessarily be indicative of expenses that would have been incurred had the Division been operated as a separate entity.

  Interim Financial Statements

     The financial information as of September 30, 1998 and with respect to the nine months ended September 30, 1997 and 1998 is unaudited. In the opinion of management, the financial statements contain all adjustments consisting of normal recurring accruals, necessary for the fair presentation of the results for such periods. The information is not necessarily indicative of the results of operations to be expected for the fiscal year end.

  Contracts and Revenue Recognition

     Outdoor advertising signs are contracted to customers under individual advertising contracts that primarily run from one month to five years. Revenue is recognized ratably over the life of the contract. Costs associated with the outdoor advertising operations, including contract costs and land rental, are expensed over the related contract term.

  Prepaid Sign Costs and Other Sign Costs

     Prepaid sign costs and other sign costs are primarily land rental payments relating to future periods. Amortization on these assets was $1,020,942, $1,075,827 and $939,708 for the years ended December 31, 1995, 1996 and 1997, and $223,975 and $437,256 for the nine months ended September 30, 1997 and 1998, respectively.

  Property and Equipment

  LAND, BUILDINGS AND IMPROVEMENTS AND EQUIPMENT

     Land, buildings and improvements and equipment are carried at cost, including interest charges capitalized during construction. Depreciation on these assets is computed over various lives under the straight-line method and amounted to $767,872, $911,890 and $1,092,869 for the years ended December 31, 1995, 1996 and 1997 and $957,510 and $1,113,288 for the nine months ended
September 30, 1997 and 1998, respectively.

                        OUTDOOR ADVERTISING DIVISION OF
                            WHITECO INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  ADVERTISING SIGNS

     Advertising sign structures are depreciated by the straight-line method over lives principally from eight to twelve years. Depreciation of advertising signs was $6,886,390, $8,514,127 and $9,492,833 for the years ended December 31, 1995, 1996 and 1997, and $7,050,698 and $7,209,722 for the nine months ended
September 30, 1997 and 1998, respectively.

  Income Taxes

     The Division is part of Whiteco Industries, Inc. which is an "S" corporation and, as such, federal and most state income taxes are the responsibility of the stockholder and therefore not reflected on the Division's financial statements.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. LEASES

     The Division leases office facilities and property under various operating leases. The Division's primary office premises are leased from a partnership in which Whiteco Industries, Inc. is the general partner. Annual minimum rental payments under leases that have an initial or remaining term in excess of one year at December 31, 1997 are as follows:

                                                      RELATED
                        YEAR                           PARTY      OTHER       TOTAL
                        ----                          --------   --------   ----------
1998................................................  $224,000   $270,000   $  494,000
1999................................................   224,000    131,000      355,000
2000................................................   224,000    130,000      354,000
2001................................................   224,000    131,000      355,000
2002................................................   224,000    131,000      355,000
Thereafter..........................................    56,000    962,000    1,018,000

     Total lease expense was approximately $675,000, $646,000 and $665,000 for the years ended December 31, 1995, 1996 and 1997, and $494,000 and $509,000 for the nine months ended September 30, 1997 and 1998, respectively. Related party lease expense was $254,000, $230,000 and $117,000 for the years ended December 31, 1995, 1996 and 1997, and $172,000 and $176,000 for the nine months ended
September 30, 1997 and 1998, respectively.

3. RETIREMENT SAVINGS PLAN

     The Division is a part of Whiteco Industries, Inc. ("Whiteco") who maintains a qualified plan under Section 401(k) of the Internal Revenue Code. This plan is available for all employees who have completed one year or more of continuous service. The plan permits employees to contribute up to 15% of their annual compensation. The plan allows for discretionary Whiteco contributions. Currently, Whiteco matches 20% of

                        OUTDOOR ADVERTISING DIVISION OF
                            WHITECO INDUSTRIES, INC.

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

the employees' contributions, to a maximum of 6% of earnings, and also makes a 1% quarterly matching contribution. Contributions were $154,160, $171,270 and $177,100 for the years ended December 31, 1995, 1996 and 1997, and $135,000 and $186,432 for the nine months ended September 30, 1997 and 1998, respectively.

4. MANAGEMENT AGREEMENT

     In October 1984, the Division entered into an agreement with Metro Management Associates (the "Partnership"), a partnership in which several partners are employees of Whiteco, for the management and operation of approximately 540 outdoor advertising signs located in Indiana, Texas, Rhode Island, Missouri, Ohio, Florida, Illinois, Kentucky, Pennsylvania and Virginia. All revenue and operating expenses related to the management and operation of the Partnership's outdoor advertising signs are included in the Division's results of operations. The Division is required to pay a profit participation fee to the Partnership which approximates the operating profit of the managed assets and is based upon a fixed monthly fee and a variable fee based upon revenue. On August 31, 1998, the Partnership entered into an agreement to sell substantially all of the assets and certain specified liabilities of the Partnership to Chancellor Media Corporation. The management agreement between the Division and the Partnership will be terminated upon consummation of the acquisition by Chancellor Media Corporation.

5. SUBSEQUENT EVENT

     On August 31, 1998, Whiteco Industries, Inc. entered into an agreement to sell substantially all of the assets and certain specified liabilities of the Division to Chancellor Media Corporation.

                       RANGER EQUITY HOLDINGS CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                                     ASSETS

                                                                              PREDECESSOR
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1998            1997
                                                              -------------   ------------
                                                               (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................   $   38,029       $  8,046
  Accounts receivable, less allowance for doubtful accounts
     (1998 -- $2,141, 1997 (predecessor) -- $2,197).........       37,356         57,645
  Program rights............................................       10,862          9,916
  Other current assets......................................       11,640          1,865
                                                               ----------       --------
          Total current assets..............................       97,887         77,472
Property and equipment, less accumulated depreciation and
  amortization..............................................      121,522        107,593
Deferred financing costs....................................       48,138          5,421
Equity in joint venture.....................................       72,007            473
Intangible assets, less accumulated amortization............    1,450,821        369,588
Program rights and other noncurrent assets..................        7,392          8,779
                                                               ----------       --------
          Total assets......................................   $1,797,767       $569,326
                                                               ==========       ========
                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................   $    7,102       $  7,553
  Program obligations.......................................       11,243         11,320
  Accrued income taxes......................................        2,478          3,444
  Current portion of long-term debt.........................        7,742             --
  Accrued interest expense..................................        2,854            265
  Other accruals............................................       22,014         20,624
                                                               ----------       --------
          Total current liabilities.........................       53,433         43,206
Long-term debt, excluding current portion...................      672,893        260,000
Deferred income taxes.......................................      523,294         65,248
Other noncurrent liabilities................................       11,051          8,307
                                                               ----------       --------
          Total Liabilities.................................    1,260,671        376,761
                                                               ----------       --------
Stockholders' equity:
  Preferred stock, $0.01 par value:
     Authorized shares -- (1998 -- 5,000,000, 1997
      (predecessor) -- 15,000,000) Issued and outstanding
      shares -- none........................................           --             --
  Common stock, $0.01 par value:
     Authorized shares -- (1998 -- 1,000,000,000, 1997
      (predecessor) -- 90,000,000) Issued and outstanding
      shares -- (1998 -- 539,321,532) 1997 (predecessor) --
      29,857,000)...........................................        5,393            299
     Treasury stock (79 shares at cost).....................           --             (3)
  Additional paid-in capital................................      553,655        283,177
  Accumulated deficit.......................................      (21,952)       (90,908)
                                                               ----------       --------
          Total stockholders' equity........................      537,096        192,565
                                                               ----------       --------
          Total liabilities and stockholders' equity........   $1,797,767       $569,326
                                                               ==========       ========

   The accompanying notes are an integral part of the condensed consolidated financial statements.
NOTE -- The December 31, 1997 information was derived from the audited financial statements at that date.

                       RANGER EQUITY HOLDINGS CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                   PREDECESSOR                             PREDECESSOR       PREDECESSOR
                              THREE MONTHS         THREE MONTHS         PERIOD FROM        PERIOD FROM       NINE MONTHS
                                 ENDED                ENDED              MARCH 3 -         JANUARY 1 -          ENDED
                           SEPTEMBER 30, 1998   SEPTEMBER 30, 1997   SEPTEMBER 30, 1998   MARCH 2, 1998   SEPTEMBER 30, 1997
                           ------------------   ------------------   ------------------   -------------   ------------------
Net revenues.............       $ 55,778             $71,911              $133,770           $43,804           $216,878
Operating costs and
  expenses
Direct operating.........         16,520              19,561                37,254            11,117             56,094
  Selling, general and
     administrative......         12,484              15,142                30,848            11,701             49,385
  Corporate..............          2,216               1,751                 4,970             1,170              5,301
  KXTX management fee....          3,055                  --                 3,055                --                 --
  Amortization of program
     rights..............          3,187               4,025                 7,243             2,743             11,684
  Depreciation and
     amortization of
     intangible assets...         13,750               6,303                31,855             4,581             19,003
  Tower write-offs.......             --                  --                    --                --              2,697
                                --------             -------              --------           -------           --------
          Total operating
            costs and
            expenses.....         51,212              46,782               115,225            31,312            144,164
                                --------             -------              --------           -------           --------
Operating income.........          4,566              25,129                18,545            12,492             72,714
Other (income) expense:
  Interest expense.......         15,690               5,429                37,381             2,764             16,652
  Investment income......           (451)               (284)                 (738)              (98)              (971)
  Equity in joint
     venture.............          2,560                 267                 4,722               244              1,132
  Merger expenses........             --               3,873                    --             8,616              3,873
                                --------             -------              --------           -------           --------
          Total other
            expense......         17,799               9,285                41,365            11,526             20,686
                                --------             -------              --------           -------           --------
Income (loss) before
  provision for (benefit
  from) income taxes.....        (13,233)             15,844               (22,820)              966             52,028
Provision for (benefit
  from) income taxes.....           (246)              5,909                  (868)            3,710             19,406
                                --------             -------              --------           -------           --------
Net income (loss)........       $(12,987)            $ 9,935              $(21,952)          $(2,744)          $ 32,622
                                ========             =======              ========           =======           ========

The accompany notes are an integral part of the condensed consolidated financial statements.

                       RANGER EQUITY HOLDINGS CORPORATION

            CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       (DOLLARS AND SHARES IN THOUSANDS)
                                  (UNAUDITED)

                                                     COMMON STOCK     ADDITIONAL                     TOTAL
                                                   ----------------    PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                                   SHARES    AMOUNT    CAPITAL       DEFICIT        EQUITY
                                                   -------   ------   ----------   -----------   -------------
Balance at February 11, 1998 (inception).........       --   $   --    $     --     $     --       $     --
  Net loss.......................................                                    (21,952)       (21,952)
  Issuance of common stock.......................  539,321    5,393     533,929           --        539,322
  Capital contributions..........................                        19,726                      19,726
                                                   -------   ------    --------     --------       --------
Balance at September 30, 1998....................  539,321   $5,393    $553,655     $(21,952)      $537,096

   The accompanying notes are an integral part of the condensed consolidated financial statements.

                       RANGER EQUITY HOLDINGS CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                    PREDECESSOR       PREDECESSOR
                                                                 PERIOD FROM        PERIOD FROM       NINE MONTHS
                                                                  MARCH 3 -         JANUARY 1 -          ENDED
                                                              SEPTEMBER 30, 1998   MARCH 2, 1998   SEPTEMBER 30, 1997
                                                              ------------------   -------------   ------------------
OPERATING ACTIVITIES:
Net income (loss)...........................................     $   (21,952)        $ (2,744)          $ 32,622
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization (includes amortization of
    financing costs and discounts on notes).................          46,634            4,714             19,678
  Amortization of program rights............................           7,243            2,743             11,684
  KXTX management fee.......................................           3,055               --                 --
  Tax benefit from exercises of stock options...............              --           10,714                 --
  Deferred income taxes.....................................            (255)             149              2,872
  Net loss (gain) on disposition of assets..................             (54)              19              2,248
  Program payments..........................................          (6,780)          (4,157)           (10,044)
  Equity in joint venture...................................           4,722              244              1,132
  Provision for doubtful accounts...........................             153               98                195
Changes in operating assets & liabilities: net of
  acquisitions & disposals:
  Accounts receivable.......................................          (4,513)           7,695             (1,565)
  Program rights net of program obligations.................            (161)             (45)                 4
  Other current assets......................................           9,506          (19,102)              (440)
  Accounts payable..........................................            (264)           1,187              1,031
  Accrued income taxes......................................            (891)           1,777               (561)
  Accrued interest expense..................................           2,854               74               (126)
  Other accruals............................................          (3,541)           5,050              2,926
                                                                 -----------         --------           --------
Net cash provided by operating activities...................          35,756            8,416             61,656
                                                                 -----------         --------           --------
INVESTING ACTIVITIES:
Capital expenditures........................................          (6,133)          (1,221)           (12,970)
Proceeds from asset dispositions............................              46                3              3,133
Investment in joint venture.................................            (250)            (250)            (1,000)
Contribution of KXAS-TV to station joint venture............         815,500               --                 --
Acquisition of LIN Television Corporation...................      (1,723,656)              --                 --
                                                                 -----------         --------           --------
Net cash used in investing activities.......................        (914,493)          (1,468)           (10,837)
                                                                 -----------         --------           --------
FINANCING ACTIVITIES:
Proceeds from exercises of stock options and sale of
  Employee Stock Purchase Plan shares.......................              --            1,071              2,687
Treasury stock purchases....................................              --               --               (816)
Principal payments on long-term debt........................        (260,000)              --            (55,000)
Proceeds from long-term debt................................         668,929               --                 --
Loan fees incurred on long-term debt........................         (51,211)              --                 --
Proceeds from sale of Common Stock..........................         539,322               --                 --
Proceeds from capital contributions.........................          19,726               --                 --
                                                                 -----------         --------           --------
Net cash provided by (used in) financing activities.........         916,766            1,071            (53,129)
                                                                 -----------         --------           --------
Net increase (decrease) in cash and cash equivalents........          38,029            8,019             (2,310)
                                                                 -----------         --------           --------
Cash and cash equivalents at the beginning of the period....              --            8,046             27,952
                                                                 -----------         --------           --------
Cash and cash equivalents at the end of the period..........     $    38,029         $ 16,065           $ 25,642
                                                                 ===========         ========           ========

   The accompanying notes are an integral part of the condensed consolidated financial statements.

                       RANGER EQUITY HOLDINGS CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION:

     Ranger Equity Holdings Corporation ("LIN") was formed on February 11, 1998. There was no LIN financial activity from the date of formation to the date of the Merger (see Note 2). LIN Holdings Corp. ("Holdings"), an indirect wholly owned subsidiary of LIN, and LIN Acquisition Company ("LIN Acquisition"), a wholly-owned subsidiary of Holdings, were formed on July 18, 1997 as organizational steps to the acquisition of LIN Television Corporation ("LIN Television" or "Predecessor" prior to the Merger (as defined), and the "Company" following the Merger), pursuant to the Merger Agreement (as defined) (see Note
2).

     The condensed consolidated financial statements have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations.

     In the opinion of management, the accompanying unaudited interim financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows of LIN and its subsidiaries for the periods presented. The interim results of operations are not necessarily indicative of the results to be expected for the full year.

     The consolidated financial statements include the accounts of LIN and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated in consolidation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

     All of the Company's direct and indirect consolidated subsidiaries fully and unconditionally guarantee the Company's Senior Subordinated Notes (as defined) on a joint and several basis. LIN conducts its business through its subsidiaries, and has no operations or assets other than its investments in its subsidiaries. Accordingly, no separate or additional financial information about the subsidiaries is provided.

NOTE 2 -- MERGERS AND ACQUISITIONS:

     Holdings and LIN Acquisition, two newly formed affiliates of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"), entered into an Agreement and Plan of Merger with LIN Television on August 12, 1997 (as amended, the "Merger Agreement").

     Pursuant to, and upon the terms and conditions of, the Merger Agreement, Holdings acquired LIN Television (the "Acquisition") on March 3, 1998 by merging LIN Acquisition, its wholly-owned subsidiary, with and into LIN Television (the "Merger"), with LIN Television surviving the merger and becoming a direct, wholly-owned subsidiary of Holdings. The total purchase price for the common equity of LIN Television was approximately $1.7 billion. In addition, the Company refinanced $260.2 million of LIN Television's indebtedness and incurred acquisition costs of approximately $32.2 million.

     The Acquisition was funded by (i) $6.9 million of excess cash on the LIN Television balance sheet; (ii) $50.0 million aggregate principal amount of senior secured Tranche A term loans ("Tranche A Term Loans"); (iii) $120.0 million aggregate principal of senior secured Tranche B term loans ("Tranche B Term

                       RANGER EQUITY HOLDINGS CORPORATION

Loans"); (iv) $299.3 million of gross proceeds from the issuance of $300.0 million aggregate principal amount of unregistered 8 3/8% senior subordinated notes due 2008 (the "Old Senior Subordinated Notes"); (v) $199.6 million of gross proceeds from the issuance by Holdings of $325.0 million aggregate principal amount at maturity of unregistered 10% senior discount notes due 2008 (the "Old Senior Discount Notes"), which proceeds were contributed by Holdings to the common equity of the Company; (vi) $815.5 million of proceeds of the GECC Note (as defined); and (vii) $558.1 million of common equity provided by affiliates of Hicks Muse, management and other co-investors to the equity of LIN which in turn, through Holdings, contributed such amount to the common equity of the Company (collectively, the "Financings"). Such Senior Subordinated Notes and the Senior Discount Notes were subsequently registered with the Securities and Exchange Commission pursuant to a Registration Statement filed on August 12, 1998.

     As part of the Acquisition, Hicks Muse and NBC formed a television station joint venture (the "Joint Venture"). The assets contributed to the Joint Venture consisted of KXAS-TV, formerly LIN Television's Dallas-Fort Worth NBC affiliate, and KNSD-TV, formerly NBC's San Diego station. A wholly-owned subsidiary of NBC is the general partner of the Joint Venture (the "NBC General Partner") and NBC operates the stations owned by the Joint Venture. The Company is insulated from the management and operation of the stations in the Joint Venture. The NBC General Partner holds an approximate 80% equity interest and 50% voting interest and the Company holds an approximate 20% equity interest and 50% voting interest in the Joint Venture (see Note 7). General Electric Capital Corporation ("GECC") provided debt financing for the Joint Venture in the form of an $815.5 million 25-year non-amortizing senior secured note bearing an initial interest rate of 8.0% per annum (the "GECC Note"). The Company expects that the interest payments on the GECC Note will be serviced solely by the cash flows of the Joint Venture.

     The GECC Note was issued by LIN Television of Texas, L.P., the Company's indirect wholly-owned partnership ("LIN Texas"), which distributed the proceeds to the Company to finance a portion of the cost of the Acquisition. The obligations to GECC under the GECC Note were assumed by the Joint Venture and LIN Texas was simultaneously released from all obligations under the GECC Note. The GECC Note is not an obligation of LIN, Holdings, the Company or any of their respective subsidiaries, and has recourse only to the Joint Venture, the Company's equity interest therein and to Ranger Equity Holdings B Corp., a wholly owned subsidiary of LIN and corporate parent of Holdings, pursuant to a guarantee.

     In connection with the formation of the Joint Venture, the Company received an extension of its NBC network affiliation agreements to 2010 and the option (exercisable through December 31, 1999) to purchase WVTM-TV, the NBC affiliate in Birmingham, Alabama.

     The Acquisition was accounted for as a purchase and accordingly, the purchase price has been allocated to the assets and liabilities acquired based upon their fair values at the date of acquisition. The excess of purchase price over the fair value of net tangible assets acquired is allocated to intangible assets, primarily to FCC licenses, network affiliations and goodwill. The results of operations associated with the acquired assets and liabilities have been included in the accompanying statements from the date of acquisition on March 3, 1998 through September 30, 1998.

                       RANGER EQUITY HOLDINGS CORPORATION

     The Acquisition is summarized as follows:

     Assets acquired and liabilities assumed (dollars in thousands):

Working capital, including cash of $9,185...................  $   23,646
Property and equipment......................................     124,752
Other noncurrent assets.....................................      81,114
Intangible assets...........................................   1,472,304
Deferred tax liability......................................    (523,549)
Other noncurrent liabilities................................      (1,908)
                                                              ----------
Total acquisition...........................................  $1,176,359
                                                              ==========

     The following summarizes pro forma consolidated results of operations for the three and nine month period ended September 30, 1998 and 1997 as if the Acquisition and the Joint Venture had taken place on January 1, 1997 (dollars in thousands):

                                                     THREE MONTHS ENDED     NINE MONTHS ENDED
                                                        SEPTEMBER 30          SEPTEMBER 30
                                                     -------------------   -------------------
                                                       1998       1997       1998       1997
                                                     --------   --------   --------   --------
Net revenue........................................  $ 55,777   $ 49,587   $164,395   $146,376
Operating income...................................  $  4,565   $  3,116   $ 18,582   $  3,985
Net loss...........................................  $(12,987)  $(11,392)  $(33,862)  $(37,457)

     The pro forma results do not necessarily represent results that would have occurred if the Acquisition and Joint Venture had taken place on the dates indicated nor are they necessarily indicative of the results of future operations.

     The Company expects to acquire from AT&T Corporation ("AT&T") the assets of WOOD-TV and the LMA rights related to WOTV-TV (collectively, the "Grand Rapids Stations"), which are both located in the Grand Rapids-Kalamazoo-Battle Creek market (the "Grand Rapids Acquisition"). The Company currently provides services to the Grand Rapids Stations pursuant to a consulting agreement with AT&T. The total purchase price for the Grand Rapids Acquisition will be approximately $125.5 million, plus accretion of 8.0% which commenced on January 1, 1998. The Grand Rapids Acquisition is expected to be funded by $125.0 million of additional Tranche A Term Loans. For the fiscal year ended December 31, 1997, the Grand Rapids Stations generated net revenues and operating income of $28.4 million and $8.2 million, respectively. The historical and pro forma financial information provided above does not give effect to the Grand Rapids Acquisition.

NOTE 3 -- RECENT DEVELOPMENTS:

     On July 7, 1998, LIN and Chancellor Media Corporation ("Chancellor Media"), entered into an Agreement and Plan of Merger (the "Chancellor Media Merger Agreement"). Pursuant to the Chancellor Media Merger Agreement, LIN will be merged with and into Chancellor Media (the "Chancellor Media Merger"), with Chancellor Media continuing as the surviving corporation. Following the Chancellor Media Merger, Holdings will become a direct subsidiary of LIN and the Company will become an indirect wholly owned subsidiary of Holdings. The Chancellor Media Merger is subject to regulatory and shareholder approval.

                       RANGER EQUITY HOLDINGS CORPORATION

     On August 1, 1998, LIN Television of Texas, L.P. ("LIN Texas") and Southwest Sports Group, Inc., a Delaware corporation ("SSG") and an entity in which a partner of Hicks Muse has a substantial economic interest, entered into an Asset Purchase Agreement (the "SSG Agreement") pursuant to which LIN Texas will assign its purchase option and LMA rights on KXTX-TV and sell certain assets and liabilities of KXTX-TV to SSG. In exchange, LIN Texas will receive 500,000 shares of SSG's Series A Convertible Preferred Stock, par value $100.00 per share ("SSG Preferred Stock"). Following the completion of the transactions contemplated by the SSG Agreement (expected by the end of this year), LIN Texas will be entitled to receive dividends at the per annum rate of 6% of par value prior to the payment by SSG of any dividend in respect of its common stock ("SSG Common Stock") or any other junior securities. At the option of SSG, dividends will be payable either in kind or in cash. LIN Texas will have the right, upon the earlier of (i) the third anniversary of the issuance of the SSG Preferred Stock and (ii) an initial public offering of SSG Common Stock, to convert its shares of SSG Preferred Stock into shares of SSG Common Stock at a conversion rate equal to the par value per share of the SSG Preferred Stock (plus accrued and unpaid dividends thereon) divided by the fair market value per share of the SSG Common Stock. SSG will have the right, at its sole option, to redeem the SSG Preferred Stock at a par value (plus accrued and unpaid dividends thereon) at any time. The Company does not expect to realize a significant gain or loss as a result of this transaction.

     Subject to the terms of the SSG Agreement and the satisfaction of certain conditions, including the receipt of National Hockey League and Major League Baseball approvals and SSG's consummation of certain other business acquisitions, it is expected that the purchase option and LMA rights assignment and sale of certain KXTX-TV assets and liabilities will be consummated by March 31, 1999.

     Also, on August 1, 1998, LIN Texas and Southwest Sports Television Inc. ("SST"), an affiliate of SSG entered into a Sub-Programming Agreement pursuant to which SST renders certain services with respect to KXTX-TV in exchange for a management fee equal to the cash receipts of the station less operating and other expenses. For the quarter ending September 30, 1998, the management fee due to SST was $3.1 million.

NOTE 4 -- RELATED PARTY TRANSACTIONS:

     In connection with the Acquisition, LIN, Holdings, the Company and certain of their respective affiliates (collectively, the "Clients") entered into a ten-year agreement (the "Monitoring and Oversight Agreement") with Hicks, Muse & Co. Partners, L.P., ("Hicks Muse Partners"), an affiliate of Hicks Muse, pursuant to which the Clients have agreed to pay Hicks Muse Partners an annual fee (payable quarterly) for oversight and monitoring services to the Clients. The aggregate annual fee is adjustable on January 1 of each calendar year to an amount equal to 1.0% of the budgeted consolidated annual EBITDA (as defined) of LIN and its subsidiaries for the then-current fiscal year. Upon the acquisition by LIN and its subsidiaries of another entity or business, the fee shall be adjusted prospectively in the same manner using the pro forma consolidated annual EBITDA (as defined) of LIN and its subsidiaries. In no event shall the annual fee be less than $1,000,000. Hicks Muse Partners is also entitled to reimbursement for any expenses incurred by it in connection with rendering services allocable to the Company, Holdings and LIN. In connection with the Chancellor Media Merger Agreement, Hicks Muse Partners has agreed to terminate the Monitoring and Oversight Agreement for a one-time cash payment of $11.0 million due at closing of the Chancellor Media Merger.

     In connection with the Acquisition, the Clients entered into a ten-year agreement (the "Financial Advisory Agreement") with Hicks Muse Partners, pursuant to which Hicks Muse Partners received a financial advisory fee at the closing of the Acquisition as compensation for its services as financial advisor to the Clients in connection with the Acquisition. Hicks Muse Partners will receive a fee from LIN Television of $11.0 million in cash at the closing of the Chancellor Media Merger as compensation for its services as

                       RANGER EQUITY HOLDINGS CORPORATION
financial advisor to the Clients in connection with the Chancellor Media Merger. Following the Chancellor Media Merger, Hicks Muse Partners also will be entitled to receive a "market fee" for the services it provides in each subsequent transaction in which a Client is involved.

NOTE 5 -- INTANGIBLE ASSETS:

     Intangible assets consisted of the following at (dollars in thousands):

                                                                              PREDECESSOR
                                                      SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                      ------------------   -----------------
FCC licenses and network affiliations...............      $  807,029           $312,450
Goodwill............................................         666,259            128,043
                                                          ----------           --------
                                                           1,473,288            440,493
Less accumulated amortization.......................         (22,467)           (70,905)
                                                          ----------           --------
                                                          $1,450,821           $369,588
                                                          ==========           ========

     Intangible assets represent the excess of the purchase price over the estimated fair value of identifiable net tangible assets acquired in business acquisitions, and are being amortized straight-line over 40 years. The Company periodically evaluates intangible assets for potential impairment. At this time, in the opinion of the management, no impairment has occurred.

NOTE 6 -- LONG-TERM DEBT:

     Long-term debt consisted of the following at (dollars in thousands):

                                                                                      PREDECESSOR
                                                              SEPTEMBER 30, 1998   DECEMBER 31, 1997
                                                              ------------------   -----------------
Senior Credit Facilities....................................       $170,000            $260,000
8 3/8% Senior Subordinated Notes due 2008...................        299,324                  --
10% Senior Discount Notes due 2008..........................        211,311                  --
                                                                   --------            --------
          Total debt........................................       $680,635            $260,000
Less current portion........................................         (7,742)                 --
                                                                   --------            --------
          Total long-term debt..............................       $672,893            $260,000
                                                                   ========            ========

  Senior Credit Facilities

     On March 3, 1998, Holdings and the Company entered into a credit agreement (the "Credit Agreement") with the Chase Manhattan Bank, as administrative agent (the "Agent"), and the lenders named therein. Under the Credit Agreement, the Company established a $295 million term loan facility, a $50 million revolving facility, and a $225 million incremental term loan facility (collectively, the "Senior Credit Facilities"). Borrowings under the Senior Credit Facilities and part of the proceeds from the 8 3/8% Senior Subordinated Notes were used to repay LIN Television's existing debt.

     Borrowings under the Senior Credit Facilities bear interest at a rate based, at the option of the Company, on an adjusted London interbank offered rate ("Adjusted LIBOR"), or the highest of the Agent's prime rates, certificate of deposits rate plus 1.00%, or the Federal Funds effective rate plus 1/2 of 1.00% (the "Alternate Base Rate"), plus an incremental rate based on the Company's financial performance. At September 30, 1998, the interest rates on the $50 million Tranche A term loan and the $120 million Tranche B term loan were 6.88% and 7.38%, respectively, based on the Adjusted LIBOR. The Company is required to pay quarterly

                       RANGER EQUITY HOLDINGS CORPORATION
commitment fees ranging from 0.25% to 0.50%, based upon the Company's leverage ratio for that particular quarter on the unused portion of the loan commitment, in addition to annual agency and other administration fees.

     The obligations of the Company under the Senior Credit Facilities are unconditionally and irrevocably guaranteed, jointly and severally, by Holdings and by each existing and subsequently acquired or organized subsidiary of the Company. In addition, substantially all of the assets of the Company and its subsidiaries are pledged to secure the performance of these obligations. Required principal repayments of amounts outstanding under the Senior Credit Facilities commence on December 31, 1998. The Company's ability to make additional borrowings under the Senior Credit Facilities is subject to compliance with certain financial covenants and other conditions set forth in the Credit Agreement. As of September 30, 1998, the Company was in compliance with all covenants under the Credit Agreement.

SENIOR SUBORDINATED NOTES

     On March 3, 1998, the Company issued $300 million aggregate principal amount of 8 3/8% Senior Subordinated Notes due 2008 ("Senior Subordinated Notes") in a private placement for net proceeds of $290.3 million. Such Senior Subordinated Notes were subsequently registered with the Securities and Exchange Commission (the "SEC") pursuant to a Registration Statement filed on August 12, 1998. The Senior Subordinated Notes are unsecured obligations of the Company, subordinated in right of payment to all existing and any future senior indebtedness of the Company. The Senior Subordinated Notes are fully and unconditionally guaranteed, on a joint and several basis, by all wholly-owned subsidiaries of the Company. Interest on the Senior Subordinated Notes accrues at a rate of 8 3/8% per annum and is payable in cash, semi-annually in arrears, commencing on September 1, 1998.

  Senior Discount Notes

     In connection with the Merger on March 3, 1998, Holdings issued $325 million aggregate principal amount at maturity of 10% Senior Discount Notes due 2008 ("Senior Discount Notes") in a private placement. Such Senior Discount Notes were registered with the SEC pursuant to a Registration Statement filed on August 12, 1998. The Senior Discount Notes were issued at a discount and generated net proceeds of $192.6 million to Holdings. The Senior Discount Notes are unsecured senior obligations of Holdings, and are not guaranteed. Cash interest will not accrue or be payable on the Senior Discount Notes prior to March 1, 2003. Thereafter, cash interest will accrue at a rate of 10% per annum and will be payable semi-annually in arrears commencing on September 1, 2003.

NOTE 7 -- SUMMARIZED FINANCIAL INFORMATION OF THE JOINT VENTURE:

     The Company owns 20% of the Joint Venture and accounts for its interest using the equity method. The following presents the summarized financial information of the Joint Venture (dollars in thousands):

                                                       THREE MONTHS       FOR THE PERIOD FROM
                                                           ENDED            MARCH 3 THROUGH
                                                    SEPTEMBER 30, 1998    SEPTEMBER 30, 1998
                                                    -------------------   -------------------
Net revenues......................................       $ 30,023              $ 79,840
Operating income..................................          4,250                15,811
Net loss..........................................       $(12,081)             $(21,740)

                       RANGER EQUITY HOLDINGS CORPORATION

NOTE 8 -- INCOME TAXES:

     The provision for (benefit from) income taxes differs from the amount computed by applying the federal statutory income tax rate of 35% to income before income taxes due to the effects of state income taxes and certain expenses not deductible for tax purposes, primarily the amortization of goodwill.

NOTE 9 -- COMMITMENTS AND CONTINGENCIES:

     On September 4, 1997, the Company announced that it had learned of four lawsuits regarding the then proposed Merger. The Company and some or all of its then present directors are defendants in all of the lawsuits. AT&T is a defendant in three of the lawsuits, and an AT&T affiliate and Hicks Muse are defendants in one of the lawsuits. Each of the lawsuits was filed by a purported shareholder of the Company seeking to represent a putative class of all the Company's public shareholders. Three of the four lawsuits were filed in Delaware Chancery Court, while the fourth lawsuit was filed in New York Supreme Court.

     While the allegations of the complaints are not identical, all of the lawsuits basically assert that the terms of the original merger agreement were not in the best interests of the Company's public shareholders. All of the complaints allege breach of fiduciary duty in approving the merger agreement. Two of the complaints also allege breach of fiduciary duty in connection with the proposed sale of the television station WOOD-TV by AT&T to Hicks Muse and the amendment to a Private Market Value Guarantee Agreement that was entered into simultaneously with the first merger agreement. The complaints seek the preliminary and permanent enjoinment of the merger or alternatively seek damages in an unspecified amount. The complaints have not been amended to reflect the terms of the merger itself.

     The plaintiffs in each of the actions have agreed to an indefinite extension of time for each of the defendants served to respond to the respective complaints. No discovery has taken place.

     In July 1998, a stockholder derivative action was commenced in the Delaware Court of Chancery by a stockholder purporting to act on behalf of Chancellor Media (the "Chancellor/LIN Stockholder Lawsuit"). The defendants in the case include Hicks Muse, LIN Television and certain of Chancellor Media's directors. The plaintiff alleges that, among other things, (i) Hicks Muse allegedly caused Chancellor Media to pay too high of a price for LIN because Hicks Muse had allegedly paid too high of a price in the Hicks Muse LIN Acquisition, and (2) the transaction therefore allegedly constitutes a breach of fiduciary duty and a waste of corporate assets by Hicks Muse (which is alleged to control Chancellor Media) and the directors of Chancellor Media named as defendants. The plaintiff seeks to enjoin consummation or rescission of the transaction, compensatory damages, an order requiring that the directors named as defendants "carry out their fiduciary duties," and attorneys' fees and other costs.

     Plaintiff, defendants and Chancellor Media have agreed to settle the Chancellor/LIN Stockholder Lawsuit. Such settlement is subject to a number of conditions, including preparing and finalizing definitive documentation and approved by the court. Pursuant to this settlement, (1) Hicks Muse and its affiliates agreed to vote all shares of Chancellor Media common stock that they control in favor of and opposed to the approval and adoption of the merger agreement in the same percentage as the order stockholders called for that purpose, and (2) Chancellor Media agreed to pay legal fees of $480,000 and documented expenses of up to $20,000. In connection with settlement discussions, Chancellor Media and LIN provided counsel for the plaintiff an opportunity to review and comment on the disclosure in this joint proxy statement/prospectus.

     In addition, the Company currently and from time to time is involved in litigation incidental to the conduct of its business. In the opinion of the Company's management, none of such litigation as of September 30, 1998 is likely to have a material adverse effect on the Company's financial condition, results of operations or cash flows.

                       RANGER EQUITY HOLDINGS CORPORATION

NOTE 10 -- IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" effective for years beginning after December 15, 1997. SFAS 130 requires that a company report items of other comprehensive income either below the total for net income in the income statement, or in a statement of changes in equity, and to disclose the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of the balance sheet. SFAS 130 was adopted during the first quarter of 1998 and was applied to prior period financial statements on a retroactive basis. The adoption of SFAS 130 had no impact on the reported results of operations.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" effective for years beginning after December 15, 1997. SFAS 131 requires that a company report financial and descriptive information about its reportable operating segments pursuant to criteria that differ from current accounting practice. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The financial information to be reported includes segment profit or loss, certain revenue and expense items and segment assets and reconciliations to corresponding amounts in the general-purpose financial statements. SFAS 131 also requires information about revenues from products or services, countries where the company has operations or assets and major customers. Management does not believe the implementation of SFAS 131 will have a material impact on its consolidated financial statements.

     In April 1998, Accounting Standards Executive Committee ("AcSEC") issued Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") effective for fiscal years beginning after December 15, 1998. This SOP provides guidance on the financial reporting of start-up costs and organization costs. It requires that costs of start-up activities and organization costs be expensed as incurred. Initial application of SOP 98-5 should be reported as the cumulative effect of a change in accounting principle, as described in Accounting Principles Board (APB) Opinion No. 20, "Accounting Changes". When adopting this SOP, entities are not required to report the pro forma effects of retroactive application. Management does not believe the implementation of SOP 98-5 will have a material impact on its consolidated financial statements.

     In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" effective for years beginning after June 15, 1999. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value hedge, a cash flow hedge, or a foreign currency hedge. A specific accounting treatment applies to each type of hedge. Management does not believe the implementation of SFAS 133 will have a material impact on its consolidated financial results.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
LIN Television Corporation

     We have audited the accompanying consolidated balance sheets of LIN Television Corporation as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of LIN Television Corporation at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Fort Worth, Texas
January 19, 1998, except for
Note 2, as to which the
date is March 3, 1998

                           LIN TELEVISION CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                   DECEMBER 31,
                                                              -----------------------
                                                                1997          1996
                                                              --------      ---------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  8,046      $  27,952
  Accounts receivable, less allowance for doubtful accounts
     (1997 -- $2,197; 1996 -- $1,960).......................    57,645         52,666
  Program rights............................................     9,916         10,133
  Other current assets......................................     1,865          6,675
                                                              --------      ---------
          Total current assets..............................    77,472         97,426
Property and equipment, less accumulated depreciation.......   107,593        106,441
Program rights and other non current assets.................    14,199         10,427
Equity in joint venture.....................................       473            505
Intangible assets, less accumulated amortization
  (1997 -- $70,905;
  1996 -- $59,348)..........................................   369,588        381,145
                                                              --------      ---------
          Total assets......................................  $569,325      $ 595,944
                                                              ========      =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $  7,553      $   7,593
  Program obligations.......................................    11,320         10,724
  Accrued income taxes......................................     3,444          2,518
  Other accruals............................................    26,891         20,023
                                                              --------      ---------
          Total current liabilities.........................    49,208         40,858
Long-term debt..............................................   260,000        350,000
Deferred income taxes.......................................    65,248         64,211
Other non current liabilities...............................     2,304          2,427
Stockholders' equity:
  Preferred stock, $.01 par value:
     Authorized shares -- 15,000,000
     Issued and outstanding shares -- none..................        --             --
  Common stock, $0.01 par value:
     Authorized shares -- 90,000,000
     Issued and outstanding shares(1997 -- 29,857,000;
      29,717,000 -- 1996)...................................       299            297
  Treasury stock............................................        (3)            --
  Additional paid-in capital................................   283,177        276,997
  Accumulated deficit.......................................   (90,908)      (138,846)
                                                              --------      ---------
          Total stockholders' equity........................   192,565        138,448
                                                              --------      ---------
          Total liabilities and stockholders' equity........  $569,325      $ 595,944
                                                              ========      =========

                            See accompanying notes.

                           LIN TELEVISION CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1997        1996        1995
                                                             --------    --------    --------
Net revenues...............................................  $291,519    $273,367    $217,247
Operating costs and expenses:
  Direct operating.........................................    70,746      68,954      49,342
  Selling, general & administrative........................    63,473      59,974      47,646
  Corporate expense........................................     6,763       6,998       5,747
  Amortization of program rights...........................    15,596      14,464      12,357
  Depreciation and amortization of intangible assets.......    24,789      23,817      17,127
  Tower write-offs.........................................     2,697          --          --
                                                             --------    --------    --------
          Total operating costs and expenses...............   184,064     174,207     132,219
                                                             --------    --------    --------
Operating income...........................................   107,455      99,160      85,028
Other (income) expense:
  Interest expense.........................................    21,340      26,582      26,262
  Investment income........................................    (1,332)     (1,354)     (1,258)
  Other expense............................................        --          --         320
  Equity in loss of joint venture..........................     1,532         995          --
  Merger expense...........................................     7,206          --          --
                                                             --------    --------    --------
          Total other expense..............................    28,746      26,223      25,324
                                                             --------    --------    --------
Income before provision for income taxes...................    78,709      72,937      59,704
Provision for income taxes.................................    30,602      26,476      21,674
                                                             --------    --------    --------
Net income.................................................  $ 48,107    $ 46,461    $ 38,030
                                                             ========    ========    ========
Net income per share:
  Net income...............................................  $   1.62    $   1.57    $   1.29
                                                             ========    ========    ========
  Net income-assuming dilution.............................  $   1.58    $   1.54    $   1.28
                                                             ========    ========    ========
Weighted average shares outstanding........................    29,781      29,631      29,367
                                                             ========    ========    ========
Weighted average shares outstanding-assuming dilution......    30,534      30,120      29,757
                                                             ========    ========    ========

                            See accompanying notes.

                           LIN TELEVISION CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (DOLLARS AND SHARES IN THOUSANDS)

                                         COMMON STOCK                ADDITIONAL                     TOTAL
                                        ---------------   TREASURY    PAID-IN     ACCUMULATED   STOCKHOLDERS'
                                        SHARES   AMOUNT    STOCK      CAPITAL       DEFICIT        EQUITY
                                        ------   ------   --------   ----------   -----------   -------------
Balance at January 1, 1995............  29,183    $292     $  --      $263,205     $(223,337)     $ 40,160
  Net income..........................      --      --        --            --        38,030        38,030
  Proceeds from exercises of stock
     options and issuance of Employee
     Stock Purchase Plan shares.......     306       3        --         5,144            --         5,147
  Adjustment of prior year LIN
     Broadcasting corporate service
     charges..........................      --      --        --          (365)           --          (365)
  Tax benefit from exercises of stock
     options..........................      --      --        --         3,462            --         3,462
                                        ------    ----     -----      --------     ---------      --------
Balance at December 31, 1995..........  29,489     295        --       271,446      (185,307)       86,434
  Net income..........................      --      --        --            --        46,461        46,461
  Proceeds from exercises of stock
     options and issuance of Employee
     Stock Purchase Plan shares.......     228       2        --         4,800            --         4,802
  Tax benefit from exercises of stock
     options..........................      --      --        --           751            --           751
                                        ------    ----     -----      --------     ---------      --------
Balance at December 31, 1996..........  29,717     297        --       276,997      (138,846)      138,448
  Net income..........................      --      --        --            --        48,107        48,107
  Proceeds from exercises of stock
     options and issuance of Employee
     Stock Purchase Plan shares.......     140       2        --         3,633            --         3,635
  Treasury stock purchases............      --      --      (816)           --            --          (816)
  Treasury stock reissuances..........      --      --       813            --          (169)          644
  Tax benefit from exercises of stock
     options..........................      --      --        --         2,547            --         2,547
                                        ------    ----     -----      --------     ---------      --------
Balance at December 31, 1997..........  29,857    $299     $  (3)     $283,177     $ (90,908)     $192,565
                                        ======    ====     =====      ========     =========      ========

                            See accompanying notes.

                           LIN TELEVISION CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                             ---------------------------------
                                                               1997        1996        1995
                                                             --------    --------    ---------
OPERATING ACTIVITIES
Net income.................................................  $ 48,107    $ 46,461    $  38,030
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization (includes amortization of
     financing costs)......................................    25,688      24,818       18,242
  LIN Broadcasting corporate service charges forgiven......        --          --         (365)
  Tax benefit from exercises of stock options..............     2,547         751        3,462
  Deferred income taxes....................................        54       3,127        2,719
  Net loss (gain) on disposition of assets.................     3,067        (158)         422
  Amortization of program rights...........................    15,596      14,464       12,357
  Program payments.........................................   (13,179)    (15,536)     (14,311)
  Equity in joint venture..................................     1,532         995           --
  Changes in operating assets and liabilities:
     Accounts receivable...................................    (4,979)     (1,934)      (4,954)
     Other assets..........................................    (3,976)      3,514       (3,148)
     Liabilities...........................................     7,234      (5,703)       3,586
                                                             --------    --------    ---------
          Total adjustments................................    33,584      24,338       18,010
                                                             --------    --------    ---------
Net cash provided by operating activities..................    81,691      70,799       56,040
INVESTING ACTIVITIES
Capital expenditures.......................................   (20,605)    (27,557)     (27,715)
Asset dispositions.........................................     7,045         693           56
Investment in joint venture................................    (1,500)     (1,000)        (500)
Acquisitions...............................................        --          --      (97,563)
Local Marketing Agreement expenditures.....................        --          --       (2,001)
                                                             --------    --------    ---------
Net cash used in investing activities......................   (15,060)    (27,864)    (127,723)
FINANCING ACTIVITIES
Proceeds from exercise of stock options and sale of
  Employee Stock Purchase Plan shares......................     4,279       4,802        5,147
Treasury stock purchases...................................      (816)         --           --
Principal payments on long-term debt.......................   (90,000)    (37,000)     (25,000)
Proceeds from long-term debt...............................        --          --       92,000
Purchase of interest rate caps.............................        --          --         (346)
Loan fees incurred on long-term debt.......................        --        (810)          --
                                                             --------    --------    ---------
Net cash provided by (used in) financing activities........   (86,537)    (33,008)      71,801
                                                             --------    --------    ---------
Net increase (decrease) in cash and cash equivalents.......   (19,906)      9,927          118
Cash and cash equivalents at beginning of the year.........    27,952      18,025       17,907
                                                             --------    --------    ---------
Cash and cash equivalents at end of the year...............  $  8,046    $ 27,952    $  18,025
                                                             ========    ========    =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for:
  Interest.................................................  $ 20,608    $ 28,866    $  21,733
  Income taxes.............................................  $ 26,092    $ 25,285    $  14,175

                            See accompanying notes.

                           LIN TELEVISION CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND ORGANIZATION

     On December 28, 1994, the Company became an independent public company when its common stock was distributed to LIN Broadcasting Corp. ("LIN Broadcasting") shareholders on a tax-free basis (the "Spin-Off"). The Company's common stock was distributed to the LIN Broadcasting shareholders on the basis of one share of the Company's common stock for every two shares of LIN Broadcasting common stock held of record as of December 9, 1994.

     The Company operates twelve television stations (including KXAS-TV) and provides consulting services to two additional television stations. (See Note
8). Thirteen of these stations are network affiliates and ten are in the forty largest domestic television markets. The twelve television stations operated by the Company include four stations to which the Company provides programming and marketing services pursuant to local marketing agreements. See Note 14. The Company serves additional programming outlets through operation of low-power television stations and satellite broadcasting facilities. The Company, with its predecessors, has been engaged in commercial television broadcasting since 1966.

     Stations in larger markets traditionally command higher revenues than stations in smaller markets due to a larger audience. Station KXAS-TV, in the Dallas-Fort Worth market, has generated a substantial portion of the Company's net revenues. Approximately 33%, 34% and 36% of the Company's 1997, 1996 and 1995 net revenues, respectively, were attributable to KXAS-TV. A significant downturn in the economy of that station's market could substantially affect the operating results of the Company. The Company is also dependent on automotive-related advertising. Approximately 24% of the Company's gross advertising revenues for the years ended December 31, 1997, 1996 and 1995 consisted of automotive advertising. A significant decrease in such advertising could materially effect the Company's operating results.

     The Company currently owns the following network-affiliated television broadcasting stations:

                  STATION AND LOCATION                    CHANNEL    NETWORK AFFILIATION
                  --------------------                    -------    -------------------
KXAS-TV, Fort Worth-Dallas, TX..........................   5(VHF)            NBC
WISH-TV, Indianapolis, IN...............................   8(VHF)            CBS
WTNH-TV, New Haven-Hartford, CT.........................   8(VHF)            ABC
WIVB-TV, Buffalo, NY....................................   4(VHF)            CBS
WAVY-TV, Portsmouth-Norfolk, VA.........................  10(VHF)            NBC
KXAN-TV, Austin, TX.....................................  36(UHF)            NBC
WAND-TV, Decatur, IL....................................  17(UHF)            ABC
WANE-TV, Fort Wayne, IN.................................  15(UHF)            CBS

     The Company also provides programming and marketing services to the following stations pursuant to local marketing agreements ("LMAs"):

                  STATION AND LOCATION                    CHANNEL    NETWORK AFFILIATION
                  --------------------                    -------    -------------------
KXTX-TV, Fort Worth-Dallas, TX..........................  39(UHF)        Ind.
WBNE-TV, New Haven-Hartford, CT.........................  59(UHF)         WB
WVBT-TV, Portsmouth-Norfolk, VA.........................  43(UHF)       WB/Fox
KNVA-TV, Austin, TX.....................................  54(UHF)         WB

2. SUBSEQUENT EVENT

     The Company and two newly formed affiliates of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"), the predecessors-in-interest of LIN Holdings Corp. ("Holdings") and LIN Acquisition Company ("LIN Acquisition"), entered into an Agreement and Plan of Merger on August 12, 1997 (as amended, the

                           LIN TELEVISION CORPORATION

"Merger Agreement"). On January 7, 1998, the stockholders of the Company adopted and approved the Merger Agreement.

     Pursuant to, and upon the terms and conditions of, the Merger Agreement, Holdings acquired the Company (the "Acquisition") on March 3, 1998 by merging LIN Acquisition, its wholly owned subsidiary, with and into the Company (the "Merger"), with the Company surviving the merger and becoming a direct, wholly owned subsidiary of Holdings. The total purchase price for the common equity of the Company was approximately $1.7 billion (subject to the payment of 8.0% per annum thereon from and including February 15, 1998 up to but excluding March 3, 1998, the date on which the Merger became effective). The Company incurred additional financing and legal fees in connection with the closing of the Merger.

     The Acquisition was funded by (i) $6.9 million of excess cash on the Company's balance sheet; (ii) $50.0 million aggregate principal amount of senior secured Tranche A term loans ("Tranche A Term Loans"); (iii) $120.0 million aggregate principal amount of senior secured Tranche B term loans ("Tranche B Term Loans"); (iv) $299.3 million of gross proceeds from the issuance by LIN Television of $300.0 million aggregate principal amount of unregistered 8 3/8% senior subordinated notes due 2008 (the "Old Senior Subordinated Notes"); (v) $199.6 million of gross proceeds from the issuance by Holdings of $325.0 million aggregate principal amount at maturity of unregistered 10% senior discount notes due 2008 (the "Old Senior Discount Notes"), which proceeds were contributed by Holdings to the common equity of the Company; (vi) $815.5 million of proceeds of the GECC Note (as defined below) and (vii) $558.1 million of common equity provided by affiliates of Hicks Muse, management and other co-investors to the equity of the corporate parents of Holdings, which in turn, through Holdings, contributed such amount to the common equity of the Company (collectively, the "Financings").

     In connection with the Acquisition, Hicks Muse and NBC formed a television station joint venture (the "Joint Venture"). The Joint Venture consists of KXAS-TV, formerly the Company's Dallas-Fort Worth NBC affiliate, and KNSD-TV, formerly NBC's San Diego station. A wholly owned subsidiary of NBC is the general partner of the Joint Venture (the "NBC General Partner") and NBC operates the stations owned by the Joint Venture. The NBC General Partner holds an approximate 80% equity interest and the Company holds an approximate 20% equity interest in the Joint Venture. General Electric Capital Corporation ("GECC") provided debt financing for the Joint Venture in the form of an $815.5 million 25-year non-amortizing senior secured note bearing an interest rate of 8% per annum for the first fifteen years of its term, and at a rate of 9.0% per annum thereafter (the "GECC Note") The Company expects that the interest payments on the GECC Note will be serviced solely by the cash flow of the Joint Venture.

     The GECC Note was issued by LIN Television of Texas, L.P., the Company's indirect wholly owned partnership ("LIN-Texas"), which distributed the proceeds to the Company. The obligations to GECC under the GECC Note were assumed by a limited liability company to finance a portion of the cost of the Acquisition. The obligations to GECC under the GECC note were assumed by the Joint Venture and LIN Texas was simultaneously released from all obligations under the GECC Note. The GECC Note is not an obligation of Holdings, the Company, or any of their respective subsidiaries and is recourse only to the Joint Venture, the Company's interest therein and to one of Holdings two corporate parents pursuant to a guarantee.

     In connection with the formation of the Joint Venture, the Company received an extension of its NBC network affiliation agreements to 2010 and the option (exercisable through December 31, 1999) to purchase WVTM-TV, the NBC affiliate in Birmingham, Alabama.

     Additionally, on August 12, 1997, the Company entered into an asset purchase agreement with AT&T Corp. ("AT&T") pursuant to which it will acquire WOOD-TV, a television station in Grand Rapids, and the LMA rights relating to station WOTV-TV, for approximately $125.5 million (the "Grand Rapids Acquisition"). The funding for this acquisition is expected to be provided under the new credit facility arranged in

                           LIN TELEVISION CORPORATION
connection with the Acquisition funding. The Company expects to acquire the Grand Rapids stations from AT&T in 1998. Management has been providing consulting services to the Grand Rapids stations under a consulting agreement with AT&T since 1994.

     The summarized unaudited pro forma consolidated results of operations set forth below for the year ended December 31, 1997, assume the Acquisition and the Joint Venture had taken place on January 1, 1997. Such results do not give effect to the Grand Rapids acquisition.

                                                           YEAR ENDED
                                                        DECEMBER 31, 1997
                                                        -----------------
                                                         (IN THOUSANDS)
Net revenues..........................................      $196,115
Net loss..............................................      $(43,415)

     The pro forma results do not necessarily represent results that would have occurred if the Acquisition and Joint Venture had taken place on the dates indicated nor are they necessarily indicative of the results of future operations.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany accounts and transactions have been eliminated.

  Use of Estimates

     The management of the Company is required, in certain instances, to use estimates and assumptions that affect the amounts reported in the financial statements, and the notes thereto, in order to conform with generally accepted accounting principles. The Company's actual results could differ from these estimates.

  Cash and Cash Equivalents

     Cash equivalents consist of highly liquid, short-term investments which have a maturity of three months or less when purchased. The Company's excess cash is invested primarily in commercial paper.

  Property and Equipment

     Property and equipment is recorded at cost and is depreciated by the straight-line method over the estimated useful lives of the assets. The Company recorded depreciation expense of $13.2, $12.3 million, and $8.2 million during 1997, 1996, and 1995, respectively.

     In 1997, the Company completed the upgrade of several of its analog transmitter towers and transmitter buildings to digital equipment. In accordance with Financial Accounting Standards Board (the "FASB") Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, the Company disposed of towers and other broadcast equipment that could no longer be used with digital technology. The net book loss on this equipment of approximately $2.7 million is reflected on the Company's Consolidated Statements of Income as "tower write-off."

                           LIN TELEVISION CORPORATION

  Revenue Recognition

     Broadcast revenue is recognized during the period in which the advertising is aired. Barter revenue is recognized based on the estimated fair value of the product or service received.

  Advertising Expense

     The cost of advertising is expensed as incurred. The Company incurred $5.6 million, $4.8 million, and $4.1 million in advertising costs during 1997, 1996, and 1995, respectively.

  Intangible Assets

     Intangible assets represent the excess of the purchase price over the estimated fair value of identifiable assets acquired in business acquisitions, and is attributable to FCC licenses, network affiliations, and goodwill. Intangible assets acquired subsequent to October 31, 1970, the effective date of Accounting Principles Board Opinion No. 17, are being amortized over 40 years. Intangible assets of $5.8 million acquired prior to October 31, 1970 are not being amortized. The carrying value of intangible assets will be evaluated, in terms of undiscounted cash flows, if the facts and circumstances suggest that they may be impaired. If this review indicates that intangible assets will not be recoverable, the Company's carrying value of the intangible assets will be reduced to their fair value.

  Program Rights

     Program rights are recorded as assets when the license period begins and the programs are available for broadcasting. Costs incurred in connection with the purchase of programs to be broadcast within one year are classified as current assets, while costs of those programs to be broadcast subsequently are considered non-current. The program costs are charged to expense over their estimated broadcast periods using the straight-line method. Program obligations are classified as current or non-current in accordance with the payment terms of the license agreement.

  Net Income Per Share

     Net income per share is based on the average number of shares of common stock outstanding during each year presented. Net income per share assuming dilution is based on the average number of shares of common stock outstanding during each year presented and the dilutive effect of common stock equivalents of 753,000, 489,000 and 390,000 for the years ended December 31, 1997, 1996 and
1995, respectively.

  Reclassification

     Certain reclassifications have been made to the prior period financial statements to conform to the current period financial statement presentation.

  Impact of Recently Issued Accounting Standards

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share (Statement 128), which is required to be adopted on December 31, 1997. Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effect of options, warrants and convertible securities. Dilutive earnings per share is calculated similarly to the previously recorded fully diluted earnings per share using the average market price of the weighted-average shares outstanding. All

                           LIN TELEVISION CORPORATION
earnings per share amounts for all periods have been presented and, where appropriate, restated to conform to the Statement 128 requirements.

     In June 1997, the FASB issued Statement No. 130, Reporting Comprehensive Income(Statement 130) effective for years beginning after December 15, 1997. Statement 130 requires that a public company report items of other comprehensive income either below the total for net income in the income statement, or in a statement of changes in equity, and to disclose the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of the balance sheet. The Company does not expect the adoption of Statement 130 to have a material impact on financial statement disclosures.

     In June 1997, the FASB issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information (Statement 131) effective for years beginning after December 15, 1997. Statement 131 requires that a public company report financial and descriptive information about its reportable operating segments pursuant to criteria that differ from current accounting practice. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The financial information to be reported includes segment profit or loss, certain revenue and expense items and segment assets and reconciliations to corresponding amounts in the general-purpose financial statements. SFAS 131 also requires information about revenues from products or services, countries where the company has operations or assets and major customers. The Company does not expect the adoption of Statement 131 to have a material impact on financial statement disclosures.

4. PROPERTY AND EQUIPMENT

     The major classifications of property and equipment for the years ended December 31 were as follows:

                                                                1997        1996
                                                              --------    --------
                                                                 (IN THOUSANDS)
Land........................................................  $ 10,550    $ 11,533
Buildings...................................................    39,977      34,677
Broadcasting equipment......................................   129,238     122,807
                                                              --------    --------
                                                               179,765     169,017
Less accumulated depreciation...............................    72,172      62,576
                                                              --------    --------
                                                              $107,593    $106,441
                                                              ========    ========

5. LONG-TERM DEBT

     In August 1996, the Company renegotiated the terms of its existing $305 million bank credit facility (the "Credit Facility") primarily to reduce the interest attributable to outstanding debt. The Credit Facility, as amended, permits the Company to borrow up to $600 million of an eight-year, reducing revolving credit facility. In August 1997, the Company decided to reduce the available borrowing under the Credit Facility to $305 million. The Company has indebtedness outstanding of $260 million and funds of $45 million available under the Credit Facility as of December 31, 1997 (see Note 2 -- "Subsequent Events" for a discussion of the financing related to the Merger).

     The Company incurred financing and legal fees totaling approximately $7.1 million in connection with the Credit Facility in 1994 and an additional $0.8 million in financing and legal fees associated with the amendment to the Credit Facility in 1996 which are being amortized over the contractual term of the Credit Facility.

                           LIN TELEVISION CORPORATION

     Under the renegotiated terms of the Credit Facility, interest is payable at the higher of the prevailing prime rate or an adjusted Federal Funds Rate, or LIBOR, plus an applicable margin that varies from 0.4% to 1.0% based upon the ratio of the Company's consolidated total debt to consolidated operating cash flow.

     The commitment of the Credit Facility will begin to reduce in semi-annual installments commencing June 30, 1999 such that the annual commitment reduction will be $15.25 million in 1999, $61.0 million per year in years 2000-2003, and the remaining $45.75 million in 2004. As of December 31, 1997, the Company would be required, in 2000, to begin making payments to the extent that the balance outstanding under the Credit Facility exceeded the reduced commitment available and continue making semi-annual installments under the revolving facility through December 31, 2004, at which time the debt will be fully repaid. The Company is required to apply cash proceeds from certain sales of assets which are not reinvested in similar assets to the prepayment of loans. The Credit Facility, as amended, also permits the Company to solicit commitments for an incremental $300 million, eight-year, reducing revolving credit facility (the "Incremental Facility"). Aggregate commitments to the Incremental Facility, if any, will reduce in eight equal semi-annual amounts beginning 2001 and ending 2004. The weighted average interest rate on outstanding borrowings was 6.4%, 6.16% and 6.64% at December 31, 1997, 1996 and 1995, respectively. The Company is also required to pay quarterly commitment fees ranging from 0.1875% to 0.2500%, based upon the Company's leverage ratio for that particular quarter, on any unused portion of the Credit Facility. The Company incurred commitment fees of approximately $343,724, $449,000 and $811,000 for the three years ended December 31, 1997, 1996, and 1995, respectively. In order to comply with covenants under the Credit Facility, prior to the renegotiated terms, and to provide interest rate protection, the Company purchased interest rate caps at a cost of $346,000 during the year ended December 31, 1995. The interest rate caps cover notional amounts totaling $190.0 million, are based on three-month LIBOR, and have strike rates of 9%. Each of these interest rate cap agreements terminated on December 31, 1997. The costs of the interest rate caps were capitalized and charged to interest expense over the lives of the caps. During the past three years, the prevailing market rates have been below the rate caps in effect. Therefore, the only effect on the Company's interest expense from such transactions has been the amortization of the cost of these caps of $124,588, $124,588 and $187,073 during the years ended December 31, 1997, 1996 and 1995, respectively. Under the renegotiated terms of the Credit Facility the Company is no longer required to purchase interest rate caps.

     The Credit Facility contains covenants restricting or limiting certain activities, including (i) acquisitions and investments, including treasury stock, (ii) incurrence of debt, (iii) distributions and dividends to stockholders, (iv) mergers and sales of assets, (v) prepayments and subordinated indebtedness, and (vi) creations of liens. The Company is required to apply cash proceeds from certain sales of assets which are not reinvested in similar assets and excess cash flow to the prepayment of loans. As security under the Credit Facility, the Company has given a negative pledge on the assets and capital stock of each of its subsidiaries, which own all of the Company's television properties. Such subsidiaries are restricted from making certain distributions or payments to the Company. Under the Credit Facility, the Company must remain in compliance with a series of financial covenants, which compare the levels of the Company's indebtedness to its cash flows as of the end of each quarter. As of December 31, 1997, the Company was in compliance with all covenants.

                           LIN TELEVISION CORPORATION

     The aggregate amounts of principal maturities under the Credit Facility subsequent to December 31, 1997 are as follows:

                         YEAR                                AMOUNT
                         ----                            --------------
                                                         (IN THOUSANDS)
1998-1999..............................................     $     --
2000...................................................       31,250
2001...................................................       61,000
2002...................................................       61,000
Thereafter.............................................      106,750
                                                            --------
                                                            $260,000
                                                            ========

6. PRIVATE MARKET VALUE GUARANTEE

     AT&T through its wholly-owned subsidiary, AT&T Wireless Services Inc. ("AT&T Wireless"), currently owns approximately 45% of the outstanding common stock of the Company. AT&T Wireless has agreed, pursuant to a Private Market Value Guarantee ("PMVG"), to either offer to purchase the remaining shares of the Company in 1998 for the private market value (as defined) or put the Company up for sale. If AT&T Wireless does not agree to acquire such remaining shares, the Company will be sold in its entirety in a manner intended to maximize shareholder value. There is no assurance that AT&T Wireless will agree to acquire shares of the Company's Common Stock for private market value. If AT&T Wireless does not offer to acquire such shares, there is no assurance that the Company will be sold in its entirety, or, if sold, that the consideration obtained will be considered favorable to holders of shares of the Company's Common Stock. The PMVG also provides for the selection of three independent directors who serve on the Company's Board of Directors.

     As previously mentioned, on August 12, 1997, the Company entered into the Merger Agreement pursuant to which newly formed affiliates of Hicks Muse will acquire the Company (See Note 2 -- "Subsequent Events"). The total purchase price for the Company's Common Stock, par value $0.01 per share, will be approximately $1.7 billion (subject to the payment of 8% per annum thereon from and including February 15, 1998 up to but excluding the date on which the Merger becomes effective). In addition the Company will refinance the $260 million of LIN Television indebtedness outstanding as of December 31, 1997.

7. STOCKHOLDERS' EQUITY

     Pursuant to the Company's 1994 Adjustment Stock Incentive Plan, nonqualified options have been granted to officers and key employees of the Company and LIN Broadcasting who held options to purchase LIN Broadcasting stock at the date of the Spin-Off. On December 28, 1994, one option to purchase stock of the Company was granted for every two LIN Broadcasting options held, resulting in 701,175 options to purchase common stock of the Company being granted at exercise prices ranging from $2.74 to $20.02.

     The Company and LIN Broadcasting have agreed to divide the income tax benefits of such stock option exercises between the two companies with such benefits accruing to the company whose employee exercises an option. A total of 4,701,175 options to purchase common stock are authorized to be granted under the Company's 1994 Adjustment Stock Incentive Plan, 1994 Amended and Restated Stock Incentive Plan and the 1994 Non-employee Director Stock Incentive Plan. Options are generally not exercisable until one year after grant, have vesting terms of four years or less, and expire ten years from date of grant.

                           LIN TELEVISION CORPORATION

     Pursuant to the Company's stock option plans, in the event of a "change in control" (as defined in the plans) of the Company, vested options at the time of the change in control may be surrendered by officers of the Company, subject to
Section 16 of the Securities Exchange Act of 1934, as amended, in exchange for a cash payment per share by the Company equal to the difference between the exercise price for the option and the greater of the highest amount paid to any holder of common stock by the acquirer in connection with the resulting change in control or the highest selling price of the common stock during the 90-day period prior to the date of surrender of the option. Notwithstanding the foregoing, if a change in control results in the consolidation or merger of the Company with AT&T or a successor to AT&T under the PMVG and AT&T or any successor is the surviving company, or if AT&T becomes the beneficial owner of 80% or more of the Company's stock (other than pursuant to a private market sale, as defined in the Company's PMVG with AT&T), each outstanding option shall be converted into an option to purchase AT&T's Class A Common Stock. If a change in control results from a private market sale, upon a vote by a majority of the Company's Independent Directors (as defined in the plans), each outstanding option will be converted into an option to purchase the common stock of the acquirer. If the Independent Directors do not approve the conversion, the Company may (but is not required to) cancel each such option in exchange for a payment per share in cash equal to the excess of the purchase price per share in the private market sale over the exercise price of such option.

     The Company's Employee Stock Purchase Plan (the "ESPP") allows eligible employees to purchase shares of the Company's common stock, through regular payroll deductions, at 85% of the closing market price of the stock as of the last trading day of each month. The ESPP restricts a participant to purchase no more than $25,000 of stock in any calendar year. A total of 300,000 shares have been authorized under the ESPP. Common shares of 38,156, 48,280 and 48,823 were purchased and distributed to employees participating in the plan during 1997, 1996 and 1995, respectively, at prices ranging from $30.65 to $46.22 per share in 1997, $26.56 to $35.38 per share in 1996 and $21.89 to $31.98 per share in
1995.

     The Company has elected to follow Opinion 25 and the related
Interpretations in accounting for these plans. There has been no compensation expense associated with these fixed-option plans recognized under Opinion 25 because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant.

     Pro forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 1997, 1996 and 1995: risk-free interest rates of 5.92%, 5.48% and 7.63% for 1997, 1996 and 1995, respectively; volatility factors of the expected market price of the Company's Common Stock of 0.30; and a weighted-average expected life of the option of seven years. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

     Because the rules for pro forma disclosure under Statement 123 expressly prohibit retroactive recognition of compensation expense, the following disclosures will not be indicative of future compensation expense until the new rules are applied to all outstanding non-vested awards. The Company's pro forma information follows (in thousands except for earnings per share information):

                                                     1997         1996         1995
                                                    -------      -------      -------
Pro forma net income..........................      $45,532      $43,611      $36,447
Pro forma per share amounts:
  Net income..................................         1.53         1.47         1.24
  Net income-assuming dilution................         1.49         1.45         1.22

                           LIN TELEVISION CORPORATION

     A summary of the Company's stock option activity, and related information for the years ended December 31 follows:

                                              1997                         1996                         1995
                                   --------------------------   --------------------------   --------------------------
                                                  WEIGHTED                     WEIGHTED                     WEIGHTED
                                                  AVERAGE                      AVERAGE                      AVERAGE
                                    OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE
                                   ---------   --------------   ---------   --------------   ---------   --------------
Outstanding -- beginning of
  year...........................  1,859,798       $26.75       1,621,305       $24.43       1,282,169       $20.23
Granted..........................    662,400        41.08         581,311        30.44         714,600        28.05
Exercised........................   (120,995)       23.32        (179,604)       18.61        (257,257)       16.37
Canceled or Expired..............    (28,770)       22.28        (163,214)       25.93        (118,207)       21.68
                                   ---------                    ---------                    ---------
Outstanding -- end of year.......  2,372,433        31.02       1,859,798        26.75       1,621,305        24.43
                                   =========                    =========                    =========
Exercisable at end of year.......  1,013,187        25.96         722,833        23.44         552,195        19.95
Weighted-average fair value of
  options granted during the
  year...........................                   18.61                        13.49                        13.85

     Exercise prices for options outstanding as of December 31, 1997 range from $7.88 to $44.125 with approximately 92% of those options ranging in exercise price from $26.63 to $44.125. The weighted-average remaining contractual life of those options is eight years. Exercise prices for options exercised during 1997 ranged from $4.05 to $34.25. As of December 31, 1997, there were 1,681,867 options available for future grants.

8. INCOME TAXES

     Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and the tax basis of assets and liabilities given the provisions of enacted tax laws.

     The components of the deferred tax liability are as follows at December 31:

                                                               1997         1996
                                                              -------      -------
                                                                 (IN THOUSANDS)
Intangible assets...........................................  $52,957      $50,353
Property and equipment......................................   14,389       12,164
Other.......................................................   (2,098)       1,694
                                                              -------      -------
                                                              $65,248      $64,211
                                                              =======      =======

                           LIN TELEVISION CORPORATION

     Income tax expense included in the accompanying consolidated statements of income consisted of the following:

                                                         1997       1996       1995
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Current:
  Federal...........................................    $29,325    $22,439    $18,816
  State.............................................      1,223        910        139
                                                        -------    -------    -------
                                                         30,548     23,349     18,955
Deferred:
  Federal...........................................        210      3,258      2,220
  State.............................................       (156)      (131)       499
                                                        -------    -------    -------
                                                             54      3,127      2,719
                                                        -------    -------    -------
                                                        $30,602    $26,476    $21,674
                                                        =======    =======    =======

     The following table reconciles the amount that would be provided by applying the 35% federal statutory rate to income before income tax expense to the actual income tax expense:

                                                         1997       1996       1995
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Expense assuming federal statutory rate.............    $27,548    $25,528    $20,896
State taxes, net of federal tax benefit.............        846        962        793
Amortization........................................      1,077      1,077        740
Other...............................................      1,131     (1,091)      (755)
                                                        -------    -------    -------
                                                        $30,602    $26,476    $21,674
                                                        =======    =======    =======

9. RELATED-PARTY TRANSACTIONS

     On December 28, 1994, the Company entered into an agreement with LCH Communications, Inc. ("LCH") and LIN Michigan Broadcasting Corporation (collectively the "Companies") to provide certain management and operations consulting for WOOD-TV and WOTV-TV. The agreement had an initial eighteen month term and granted the Companies the right to renew the agreement for an additional twelve months. In accordance with that provision, the Companies renewed the consulting agreement for an additional twelve months, until June 28, 1997. At that date the Company and the Companies entered into a new consulting agreement for a period equal to the shorter of (i) from the date of June 28, 1997 until a date which is ninety days after the transfer of control of WOOD-TV from LCH to an unrelated third party; or (ii) an additional twenty four month term, from June 28, 1997 to June 28, 1999 at a revised consulting fee of $360,000 per year. The Company received $304,500 for these services in 1997 and $250,000 during each of the years ended December 31, 1996 and 1995. In addition, WOOD-TV participates in the Company's programming joint ventures. Costs are allocated to WOOD-TV based on relative market size. Programming and service purchases are directly charged to WOOD-TV and WOTV-TV based on the actual contract or a relative-market-size allocation.

     In addition, on August 12, 1997, the Company entered into an asset purchase agreement with AT&T pursuant to which it will acquire WOOD-TV, a television station in Grand Rapids, and its LMA station WOTV-TV, for approximately $125.5 million. The funding for this acquisition is expected to be provided under the new credit facility arranged in connection with the Acquisition funding. The Company expects to acquire the Grand Rapids stations from AT&T in 1998.

                           LIN TELEVISION CORPORATION

10. RETIREMENT PLANS

     The Retirement Plan is a defined benefit retirement plan covering employees of the Company who meet eligibility requirements, including length of service and age. Pension benefits vest on completion of five years of service and are computed, subject to certain adjustments, by multiplying 1.25% of the employee's last three years' average annual compensation by the number of years of credited service. The assets of the pension plan are invested primarily in long-term fixed income securities, large and small cap U.S. equities, and international equities. The Company's policy is to fund at least the minimum requirement and is further based on legal requirements and tax considerations. No funding was required for the Retirement Plan during 1997 and 1996.

     As a result of the WIVB-TV Acquisition, LIN Television Corporation assumed sponsorship of the Buffalo Broadcasting Company Retirement Plan. On January 1, 1996, the Buffalo Broadcasting Company Retirement Plan was merged into the LIN Television Retirement Plan.

     The Company's net pension expense is based on actuarial valuations of the Company's employees participating in the Retirement Plan. The components of net pension expense were as follows for the years ended December 31:

                                                         1997       1996       1995
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Service cost of current period........................  $   963    $   891    $   573
Interest cost on projected benefit obligation.........    3,511      3,312      2,887
Actual return on plan assets..........................   (5,883)    (5,960)    (9,609)
Net amortization of unrecognized net transition assets
  and deferral of variance from actual return on
  assets..............................................    2,758      3,253      7,017
                                                        -------    -------    -------
Net pension expense...................................    1,349      1,496        868
Net pension expense allocated to LIN Broadcasting.....       --         --         16
                                                        -------    -------    -------
Net pension expense allocated to the Company..........  $ 1,349    $ 1,496    $   852
                                                        =======    =======    =======

                           LIN TELEVISION CORPORATION

     The following table sets forth the Retirement Plans' funded status and amounts recognized in the Company's balance sheet at December 31:

                                                     1997                   1996
                                              -------------------    -------------------
                                              FUNDED     UNFUNDED    FUNDED     UNFUNDED
                                              -------    --------    -------    --------
                                                            (IN THOUSANDS)
Actuarial present value of accumulated plan
  benefits, including vested benefits of
  $49,636 and $44,948 in 1997 and 1996,
  respectively..............................  $49,843    $   823     $45,222    $   651
                                              =======    =======     =======    =======
Plan assets at fair value, primarily
  publicly traded stocks and bonds..........  $58,015    $    --     $50,631    $    --
Less projected benefit obligation for
  service rendered to date..................   52,440      1,801      47,338      1,167
                                              -------    -------     -------    -------
Plan assets in excess of (less than)
  projected benefit obligation..............    5,575     (1,801)      3,293     (1,167)
Unrecognized prior service cost.............    1,123         12       2,435         14
Unrecognized net (gain) loss................   (8,912)       665      (6,641)       330
Unrecognized net transition asset being
  recognized over 15 years..................   (1,253)       (65)     (1,567)       (81)
                                              -------    -------     -------    -------
Accrued pension cost included in balance
  sheet.....................................  $(3,467)   $(1,189)    $(2,480)   $  (904)
                                              =======    =======     =======    =======

     The assumptions used in accounting for the Retirement Plan are as follows:

                                                              1997     1996     1995
                                                              -----    -----    -----
Weighted average assumed discount rate......................   7.0%    7.25%     7.0%
Assumed rate of increases in future compensation levels.....   5.0%     5.0%     5.0%
Expected long-term rate of return on plan assets............   8.0%     8.0%     8.0%

11. COMMITMENTS

     The Company leases land, buildings, vehicles, and equipment under operating lease agreements that expire at various dates through the year 2007. Commitments for these non-cancelable operating lease payments subsequent to December 31, 1997 are as follows:

                          YEAR                                AMOUNT
                          ----                            --------------
                                                          (IN THOUSANDS)
1998....................................................      $  957
1999....................................................         612
2000....................................................         353
2001....................................................         290
2002....................................................         153
Thereafter..............................................         294
                                                              ------
                                                              $2,659
                                                              ======

     Rent expense included in the consolidated statements of income was $1.2 million, $1.2 million and $1.0 million for the years ended December 31, 1997, 1996 and 1995, respectively.

                           LIN TELEVISION CORPORATION

     The Company has also entered into commitments for future syndicated news, entertainment, and sports programming. Future payments associated with these commitments subsequent to December 31, 1997 are as follows:

                        YEAR                                 AMOUNT
                        ----                             --------------
                                                         (IN THOUSANDS)
1998.................................................       $13,317
1999.................................................        19,128
2000.................................................        17,070
2001.................................................         3,655
2002.................................................         2,328
Thereafter...........................................            --
                                                            -------
                                                            $55,498
                                                            =======

12. CONTINGENCIES

     On September 4, 1997, the Company announced that it had learned of four lawsuits regarding the Merger. The Company and its directors are defendants in all of the lawsuits. AT&T is a defendant in three of the lawsuits, and Hicks Muse is a defendant in one of the lawsuits. Each of the lawsuits was filed by a shareholder seeking to represent a putative class of all the Company's public shareholders. Three of the four lawsuits were filed in Delaware Chancery Court, New Castle County, while the fourth lawsuit was filed in New York Supreme Court, New York County.

     While the allegations of each complaint are not identical, all of the lawsuits basically assert that the Merger is not in the interests of the Company's public shareholders. All of the complaints allege breach of fiduciary duty in approving the Merger. Two of the complaints also allege breach of fiduciary duty in connection with the proposed sale of the television station WOOD-TV by AT&T to Hicks Muse and the amendment to a Private Market Value Guarantee Agreement that was entered into simultaneously with the Merger Agreement. The complaints seek the preliminary and permanent enjoinment of the Merger or alternatively seek damages in an undetermined amount.

     While the Company intends to vigorously defend against the allegations in each complaint and believes each lawsuit is without merit, these lawsuits are in their early stages and the Company is unable to determine the likelihood and possible impact on the Company's financial condition or results of operations of unfavorable outcomes.

     In addition, the Company currently and from time to time is involved in litigation incidental to the conduct of its business. In the opinion of the Company's management, none of such litigation is likely to have a material adverse effect on the Company's financial condition, results of operations or cash flows.

13. FINANCIAL INSTRUMENTS

  Concentrations of credit risk

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and unsecured trade accounts receivable.

     The Company maintains cash and cash equivalents at various financial institutions. These financial institutions are located throughout the country. The Company's cash equivalents consist of investments in the commercial paper of various companies. The Company performs periodic evaluations of the relative credit standing of these entities.

                           LIN TELEVISION CORPORATION

     Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of agencies comprising the Company's accounts receivable. Trade receivables are generally not collateralized. The Company performs credit evaluations of its customers' financial condition.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

  Cash and cash equivalents

     The carrying amount of cash and cash equivalents reported in the Company's Balance Sheet approximates fair value.

  Accounts receivable and accounts payable

     The carrying amounts reported in the Company's Balance Sheet for accounts receivable and accounts payable approximates their fair value.

  Long-term debt

     Interest rates associated with the Company's long-term debt are based on the prevailing prime rate or LIBOR rates plus an applicable margin. Interest is fixed for a period ranging from one month to 12 months, depending on availability of the interest basis selected, except if the Company selects a prime-based loan, in which case the interest rate will fluctuate during the period as the prime rate fluctuates. Due to the frequent re-pricing of the borrowings, the book values of the liabilities at December 31, 1997 approximate market values.

15. LOCAL MARKETING AGREEMENTS

     The Company entered into Local Marketing Agreements ("LMAs") with the owners of KXTX-TV in Dallas-Fort Worth, Texas in June 1994, KNVA-TV in Austin, Texas in August 1994, WBNE-TV in New Haven-Hartford, Connecticut in December 1994 and WVBT-TV in Norfolk-Portsmouth, Virginia in December 1994. Under the LMAs, the Company is required to pay fixed periodic fees and incur programming and operating costs relating to the LMA stations, but retains all advertising revenues.

     In connection with the KXTX-TV and KNVA-TV LMAs, the Company purchased 4.49% ownership interests in the licensees of the stations and entered into option and put agreements that would enable or require the Company to purchase the stations for a fixed amount under certain conditions, including a change by the FCC in its "duopoly" rules to permit such acquisitions. The aggregate purchase price for these interests and the purchase options was approximately $1.6 million. The "duopoly" rules currently prevent the Company from acquiring its LMA stations, thereby preventing the Company from directly fulfilling its obligations under put options that such LMAs have with the Company. Should future legislation amend the current single-market ownership limits, the Company, at the option of the parties involved in the LMA contracts, could be required to purchase certain of the LMA stations. Potential commitments for fulfilling these put options totaled a maximum of $9.1 million at December 31, 1997.

     LMA rent expense included in the consolidated statements of income was $1.4 million, $1.5 million and $1.4 million for the years ended December 31, 1997, 1996 and 1995, respectively.

                           LIN TELEVISION CORPORATION

     Future minimum rental payments required under all four of these LMAs (assuming that the put options relating to these LMAs are not exercised) for the years ending December 31 are as follows:

                        YEAR                                 AMOUNT
                        ----                             --------------
                                                         (IN THOUSANDS)
1998.................................................       $ 2,096
1999.................................................         2,054
2000.................................................         2,079
2001.................................................         1,533
2002.................................................         1,404
Thereafter...........................................         2,381
                                                            -------
                                                            $11,547
                                                            =======

16. UNAUDITED QUARTERLY DATA

     The first three quarters of 1997, 1996 and 1995 per share amounts have been restated to comply with Statement 128.

                                            FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
                                            -------------   --------------   -------------   --------------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1997
  Net revenues............................     $61,662         $83,305          $71,911         $74,641
  Operating income........................      17,117          30,468           25,129          34,741
  Net income..............................       7,137          15,550            9,935          15,485
  Per share amounts:
     Net income...........................     $  0.24         $  0.52          $  0.34         $  0.52
     Net income-assuming dilution.........     $  0.23         $  0.51          $  0.34         $  0.50
1996
  Net revenues............................     $57,539         $75,576          $68,780         $71,472
  Operating income........................      15,990          28,274           22,378          32,518
  Net income..............................       5,952          13,841            9,745          16,923
  Per share amounts:
     Net income...........................     $  0.20         $  0.47          $  0.33         $  0.57
     Net income-assuming dilution.........     $  0.20         $  0.46          $  0.32         $  0.56
1995
  Net revenues............................     $48,417         $55,861          $49,066         $63,903
  Operating income........................      14,912          24,601           18,502          27,013
  Net income..............................       5,312          11,157            7,913          13,648
  Per share amounts:
     Net income...........................     $  0.18         $  0.38          $  0.27         $  0.46
     Net income-assuming dilution.........     $  0.18         $  0.37          $  0.27         $  0.46

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Capstar Broadcasting Corporation

     We have audited the accompanying consolidated balance sheets of Capstar Broadcasting Corporation and Subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Capstar Broadcasting Corporation and Subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                            COOPERS & LYBRAND L.L.P.

Austin, Texas
March 26, 1998

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                                    DECEMBER 31,
                                                              -------------------------    MARCH 31,
                                                                 1996          1997          1998
                                                              -----------   -----------   -----------
                                                                                          (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................   $  9,821     $   70,059    $  216,374
  Accounts receivable, net of allowance for doubtful
    accounts of $1,167, $2,889 and $3,688, respectively.....     17,249         40,350        53,806
  Refundable income taxes...................................      1,112             --            --
  Prepaid expenses and other current assets.................        600          4,285         5,797
                                                               --------     ----------    ----------
        Total current assets................................     28,782        114,694       275,977
  Property and equipment, net...............................     29,326        106,717       134,622
  Intangibles and other, net................................    341,076        881,545     1,183,148
  Other non-current assets..................................      3,448         18,500        18,854
                                                               --------     ----------    ----------
        Total assets........................................   $402,632     $1,121,456    $1,612,601
                                                               ========     ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt.........................   $  3,936     $    1,388    $   82,598
  Accounts payable..........................................      5,474         13,641         5,780
  Accrued liabilities.......................................      5,546         16,826        31,323
  Income taxes payable......................................         --          2,417         1,033
                                                               --------     ----------    ----------
        Total current liabilities...........................     14,956         34,272       120,734
  Long-term debt, net of current portion....................    187,234        593,184       377,127
  Deferred income taxes.....................................     83,608        160,422       234,413
                                                               --------     ----------    ----------
        Total liabilities...................................    285,798        787,878       732,274
                                                               --------     ----------    ----------
Commitments and contingencies (Note 13)
Redeemable preferred stock of subsidiaries:
  Capstar Broadcasting Partners, Inc., $.01 par value,
    10,000,000 shares authorized, 1,000,000 and 1,064,667
    shares issued and outstanding, respectively, aggregate
    liquidation preference of $106,560 and $109,000,
    respectively............................................         --        101,493       104,545
  GulfStar Communications, Inc., $.01 par value, 507,500
    shares authorized, issued and outstanding, aggregate
    liquidation preference of $27,053.......................     23,098             --            --
Stockholders' equity:
  CAPSTAR BROADCASTING CORPORATION:
    Preferred stock, $.01 par value, 100,000,000 shares
      authorized, none issued...............................         --             --            --
    Common stock, Class A, voting, $.01 par value,
      750,000,000 shares authorized, 2,578,839 and 2,542,976
      shares issued and outstanding, respectively...........         --             26            25
    Common stock, Class B, nonvoting, $.01 par value,
      150,000,000 shares authorized, 4,817,990 and 5,376,486
      shares issued and outstanding, respectively...........         --             48            54
    Common stock, Class C, voting, $.01 par value,
      150,000,000 shares authorized, 22,812,347 and
      63,037,411 shares issued and outstanding,
      respectively..........................................         --            228           630
    Additional paid-in capital..............................         --        291,324       862,887
    Stock subscriptions receivable..........................         --         (4,374)       (2,842)
  CAPSTAR BROADCASTING PARTNERS, INC.:
    Common stock, Class A, voting $.01 par value,
      200,000,000 shares authorized; 9,415,500 shares issued
      and outstanding in 1996...............................         94             --            --
    Common stock, Class B, nonvoting, $.01 par value,
      50,000,000 shares authorized, none issued.............         --             --            --
    Additional paid-in capital..............................     94,805             --            --
  GULFSTAR COMMUNICATIONS, INC.:
    Common stock, voting, $.01 par value, 100,000 and
      2,000,000 shares authorized, 1,098 shares issued and
      outstanding in 1996...................................          1             --            --
    Common stock, Class A, nonvoting, $.01 par value, 60,000
      and 600,000 shares authorized, 4,903 shares issued and
      outstanding in 1996...................................          1             --            --
    Common stock, Class B, nonvoting, $.01 par value, 10,000
      shares authorized, no shares issued and outstanding...         --             --            --
    Common stock, Class C, voting, $.01 par value, 100,000
      shares authorized, 317 shares issued and outstanding
      in 1996...............................................          1             --            --
    Additional paid-in capital..............................     11,869             --            --
    Stock subscriptions receivable..........................     (2,090)            --            --
    Unearned compensation...................................     (1,518)            --            --
  ACCUMULATED DEFICIT.......................................     (9,427)       (55,167)      (84,972)
                                                               --------     ----------    ----------
        Total stockholders' equity..........................     93,736        232,085       775,782
                                                               --------     ----------    ----------
        Total liabilities and stockholders' equity..........   $402,632     $1,121,456    $1,612,601
                                                               ========     ==========    ==========

   The accompanying notes are an integral part of the consolidated financial statements.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     THREE MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,                MARCH 31,
                                              ----------------------------------   -----------------------
                                                1995        1996         1997         1997         1998
                                              ---------   ---------   ----------   ----------   ----------
                                                                                         (UNAUDITED)
Gross broadcast revenue.....................  $  17,322   $  47,200   $  189,820   $   27,180   $   70,086
Less: agency commissions....................     (1,525)     (4,334)     (14,375)      (2,078)      (6,011)
                                              ---------   ---------   ----------   ----------   ----------
  Net broadcast revenue.....................     15,797      42,866      175,445       25,102       64,075
                                              ---------   ---------   ----------   ----------   ----------
Operating expenses:
  Programming, technical and news...........      2,874       9,313       43,073        6,357       15,780
  Sales and promotion.......................      4,638      12,808       48,156        6,737       18,009
  General and administrative................      4,225       8,360       30,906        5,210       13,971
Corporate expenses..........................        513       2,523       14,221        1,942        3,757
LMA fees paid...............................        341         834        2,519          683        1,871
Corporate expenses -- noncash
  compensation..............................         --       6,176       10,575        2,469       15,793
Depreciation and amortization...............      1,134       4,141       26,415        3,725       11,032
                                              ---------   ---------   ----------   ----------   ----------
Operating income (loss).....................      2,072      (1,289)        (420)      (2,021)     (16,138)
Other income (expense):
  Interest expense..........................     (3,737)     (8,907)     (47,012)      (7,955)     (15,897)
  Interest income...........................      1,932          34        4,572          128          454
  Gain (loss) on sale of broadcasting
     property...............................      2,389          --         (908)          --           --
  Other.....................................        (54)       (929)      (4,729)         (65)        (134)
                                              ---------   ---------   ----------   ----------   ----------
Income (loss) before provision (benefit) for
  income taxes and extraordinary item.......      2,602     (11,091)     (48,497)      (9,913)     (31,715)
Provision (benefit) for income taxes........      1,032        (322)     (11,720)      (2,308)      (4,962)
Dividends and accretion on preferred stock
  of subsidiary.............................         --          --       (6,560)          --       (3,052)
                                              ---------   ---------   ----------   ----------   ----------
Income (loss) before extraordinary item.....      1,570     (10,769)     (43,337)      (7,605)     (29,805)
Extraordinary loss on early extinguishment
  of debt, net of tax benefit of $707 and
  $1,473, respectively......................         --      (1,188)      (2,403)        (598)          --
                                              ---------   ---------   ----------   ----------   ----------
Net income (loss)...........................      1,570     (11,957)     (45,740)      (8,203)     (29,805)
Dividends, accretion and redemption of
  preferred stocks..........................         (8)     (1,350)      (7,071)        (794)          --
                                              ---------   ---------   ----------   ----------   ----------
Net income (loss) attributable to common
  stock.....................................  $   1,562   $ (13,307)  $  (52,811)  $   (8,997)  $  (29,805)
                                              =========   =========   ==========   ==========   ==========
Basic and diluted income (loss) per common
  share
  Before extraordinary loss.................  $    0.25   $   (1.37)  $    (1.98)  $    (0.44)  $    (0.65)
  Extraordinary loss........................         --       (0.13)       (0.09)       (0.03)          --
                                              ---------   ---------   ----------   ----------   ----------
          Net income (loss).................  $    0.25   $   (1.50)  $    (2.07)  $    (0.47)  $    (0.65)
                                              =========   =========   ==========   ==========   ==========
Weighted average common shares
  outstanding...............................  6,286,248   8,880,488   25,455,211   19,288,014   46,130,912
                                              =========   =========   ==========   ==========   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               GULFSTAR COMMUNICATIONS, INC.
                                     ---------------------------------------------------------------------------------
                                                               CLASS A              CLASS B              CLASS C
                                        COMMON STOCK         COMMON STOCK         COMMON STOCK         COMMON STOCK
                                     ------------------   ------------------   ------------------   ------------------
                                     NUMBER OF    PAR     NUMBER OF    PAR     NUMBER OF    PAR     NUMBER OF    PAR
                                      SHARES     VALUE     SHARES     VALUE     SHARES     VALUE     SHARES     VALUE
                                     ---------   ------   ---------   ------   ---------   ------   ---------   ------
GULFSTAR COMMUNICATIONS, INC.:
Balance at January 1, 1995.........     1,000    $    1      4,000    $    1        --     $   --         --    $   --
  Shares of Class A Common stock
    contributed to the company by a
    stockholder....................        --        --       (250)       --        --         --         --        --
  Issuance of voting Common
    stock..........................        15        --         --        --        --         --         --        --
  Issuance of Class B Common
    stock..........................        --        --         --        --       608         --         --        --
  Accrued interest on Stock
    subscriptions receivable.......        --        --         --        --        --         --         --        --
  Dividends on Redeemable preferred
    stock..........................        --        --         --        --        --         --         --        --
  Net income.......................        --        --         --        --        --         --         --        --
                                      -------    ------    -------    ------    ------     ------    -------    ------
Balance at December 31, 1995.......     1,015         1      3,750         1       608         --         --        --
  Issuance of Common stock.........       450        --         --        --        --         --         --        --
  Issuance of Class A Common
    stock..........................        --        --        162        --        --         --         --        --
  Issuance of Class B Common
    stock..........................        --        --         --        --        16         --         --        --
  Issuance of Class C Common
    stock..........................        --        --         --        --        --         --        317         1
  Conversion of Common stock to
    Class A Common stock...........    (1,015)       --      1,015        --        --         --         --        --
  Conversion of Class A and B
    Common stock to Common stock...       648        --        (24)       --      (624)        --         --        --
  Issuance of warrants.............        --        --         --        --        --         --         --        --
  Accrued interest on Stock
    subscriptions receivable.......        --        --         --        --        --         --         --        --
  Dividends and accretion on
    Redeemable preferred stock.....        --        --         --        --        --         --         --        --
  Unearned compensation-stock
    issued for nonrecourse notes...        --        --         --        --        --         --         --        --
CAPSTAR BROADCASTING CORPORATION*:
  Issuance of common stock.........        --        --         --        --        --         --         --        --
  Issuance of warrants.............        --        --         --        --        --         --         --        --
  Net loss.........................        --        --         --        --        --         --         --        --
                                      -------    ------    -------    ------    ------     ------    -------    ------
Balance at December 31, 1996.......     1,098         1      4,903         1        --         --        317         1
GULFSTAR COMMUNICATIONS, INC.:
  Issuance of Common stock.........        36        --         --        --        --         --         --        --
  Conversion of Class A Common
    stock to Class C Common
    stock..........................        --        --     (3,903)       --        --         --      3,903        --
  Conversion of Class C Common
    stock to Class A Common
    stock..........................        --        --      1,010        --        --         --     (1,010)       --
  Dividends and accretion on
    Redeemable preferred stock.....        --        --         --        --        --         --         --        --
  Accrued interest on Stock
    subscriptions receivable.......        --        --         --        --        --         --         --        --
  Payments received on Stock
    subscriptions receivable.......        --        --         --        --        --         --         --        --
  Compensation expense.............        --        --         --        --        --         --         --        --
CAPSTAR BROADCASTING CORPORATION*:
  Issuances of Common stock........        --        --         --        --        --         --         --        --
  Repurchase of common stock.......        --        --         --        --        --         --         --        --
  Conversion of Class B Common
    stock to Class A Common
    stock..........................        --        --         --        --        --         --         --        --
  Compensation expense.............        --        --         --        --        --         --         --        --
  Elimination of Capstar
    Broadcasting Partners, Inc.
    common stock...................        --        --         --        --        --         --         --        --
  Issuance of Common stock.........        --        --         --        --        --         --         --        --
  Repurchase of Common stock.......        --        --         --        --        --         --         --        --
  Issuance of shares in connection
    with merger....................    (1,134)       (1)    (2,010)       (1)       --         --     (3,210)       (1)
  Redemption of Redeemable
    preferred stock................        --        --         --        --        --         --         --        --
  Accrued interest on Stock
    subscriptions receivable.......        --        --         --        --        --         --         --        --
  Payments received on Stock
    subscriptions receivable.......        --        --         --        --        --         --         --        --
  Net loss.........................        --        --         --        --        --         --         --        --
                                      -------    ------    -------    ------    ------     ------    -------    ------
Balance at December 31, 1997.......        --        --         --        --        --         --         --        --
  Issuances of Common stock
    (unaudited)....................        --        --         --        --        --         --         --        --
  Conversion of Class C Common
    stock to Class A Common stock
    (unaudited)....................        --        --         --        --        --         --         --        --
  Repurchase of Common stock
    (unaudited)....................        --        --         --        --        --         --         --        --
  Compensation expense
    (unaudited)....................        --        --         --        --        --         --         --        --
  Accrued interest on stock
    subscriptions receivable
    (unaudited)....................        --        --         --        --        --         --         --        --
  Payments received in stock
    subscriptions receivable
    (unaudited)....................        --        --         --        --        --         --         --        --
  Net loss (unaudited).............        --        --         --        --        --         --         --        --
                                      -------    ------    -------    ------    ------     ------    -------    ------
Balance at March 31, 1998
  (unaudited)......................        --    $   --         --    $   --        --     $   --         --    $   --
                                      =======    ======    =======    ======    ======     ======    =======    ======

                                           GULFSTAR COMMUNICATIONS, INC.
                                     -----------------------------------------

                                     ADDITIONAL       STOCK
                                      PAID-IN     SUBSCRIPTIONS     UNEARNED
                                      CAPITAL      RECEIVABLE     COMPENSATION
                                     ----------   -------------   ------------
GULFSTAR COMMUNICATIONS, INC.:
Balance at January 1, 1995.........   $     --       $    --        $    --
  Shares of Class A Common stock
    contributed to the company by a
    stockholder....................         --            --             --
  Issuance of voting Common
    stock..........................          9            (4)            --
  Issuance of Class B Common
    stock..........................        331          (304)            --
  Accrued interest on Stock
    subscriptions receivable.......         25           (25)            --
  Dividends on Redeemable preferred
    stock..........................         --            --             --
  Net income.......................         --            --             --
                                      --------       -------        -------
Balance at December 31, 1995.......        365          (333)            --
  Issuance of Common stock.........      1,378        (1,390)            --
  Issuance of Class A Common
    stock..........................        184            --             --
  Issuance of Class B Common
    stock..........................         31            --             --
  Issuance of Class C Common
    stock..........................        358          (298)            --
  Conversion of Common stock to
    Class A Common stock...........         --            --             --
  Conversion of Class A and B
    Common stock to Common stock...         --            --             --
  Issuance of warrants.............      3,884            --             --
  Accrued interest on Stock
    subscriptions receivable.......         69           (69)            --
  Dividends and accretion on
    Redeemable preferred stock.....     (1,350)           --             --
  Unearned compensation-stock
    issued for nonrecourse notes...      6,950            --         (1,518)
CAPSTAR BROADCASTING CORPORATION*:
  Issuance of common stock.........         --            --             --
  Issuance of warrants.............         --            --             --
  Net loss.........................         --            --             --
                                      --------       -------        -------
Balance at December 31, 1996.......     11,869        (2,090)        (1,518)
GULFSTAR COMMUNICATIONS, INC.:
  Issuance of Common stock.........        300          (300)            --
  Conversion of Class A Common
    stock to Class C Common
    stock..........................         --            --             --
  Conversion of Class C Common
    stock to Class A Common
    stock..........................         --            --             --
  Dividends and accretion on
    Redeemable preferred stock.....     (1,693)           --             --
  Accrued interest on Stock
    subscriptions receivable.......        131          (131)            --
  Payments received on Stock
    subscriptions receivable.......         --            36             --
  Compensation expense.............      7,232            --          1,518
CAPSTAR BROADCASTING CORPORATION*:
  Issuances of Common stock........         --            --             --
  Repurchase of common stock.......         --            --             --
  Conversion of Class B Common
    stock to Class A Common
    stock..........................         --            --             --
  Compensation expense.............         --            --             --
  Elimination of Capstar
    Broadcasting Partners, Inc.
    common stock...................         --            --             --
  Issuance of Common stock.........         --            --             --
  Repurchase of Common stock.......         --            --             --
  Issuance of shares in connection
    with merger....................    (12,461)        2,485             --
  Redemption of Redeemable
    preferred stock................     (5,378)           --             --
  Accrued interest on Stock
    subscriptions receivable.......         --            --             --
  Payments received on Stock
    subscriptions receivable.......         --            --             --
  Net loss.........................         --            --             --
                                      --------       -------        -------
Balance at December 31, 1997.......         --            --             --
  Issuances of Common stock
    (unaudited)....................         --            --             --
  Conversion of Class C Common
    stock to Class A Common stock
    (unaudited)....................         --            --             --
  Repurchase of Common stock
    (unaudited)....................         --            --             --
  Compensation expense
    (unaudited)....................         --            --             --
  Accrued interest on stock
    subscriptions receivable
    (unaudited)....................         --            --             --
  Payments received in stock
    subscriptions receivable
    (unaudited)....................         --            --             --
  Net loss (unaudited).............         --            --             --
                                      --------       -------        -------
Balance at March 31, 1998
  (unaudited)......................   $     --       $    --        $    --
                                      ========       =======        =======

   The accompanying notes are an integral part of the consolidated financial statements.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  CAPSTAR BROADCASTING CORPORATION
                                                    *(CAPSTAR BROADCASTING PARTNERS, INC. THROUGH JUNE 20, 1997)
                                                   ---------------------------------------------------------------
                                                             CLASS A                              CLASS B
                                                          COMMON STOCK                         COMMON STOCK
                                                   ---------------------------           -------------------------
                                                    NUMBER OF            PAR              NUMBER OF          PAR
                                                      SHARES            VALUE              SHARES           VALUE
                                                   ------------        -------           -----------        ------
GULFSTAR COMMUNICATIONS, INC.:
Balance at January 1, 1995..............                     --        $    --                    --        $   --
  Shares of Class A Common stock
    contributed to the company by a
    stockholder.........................                     --             --                    --            --
  Issuance of voting Common stock.......                     --             --                    --            --
  Issuance of Class B Common stock......                     --             --                    --            --
  Accrued interest on Stock
    subscriptions receivable............                     --             --                    --            --
  Dividends on Redeemable preferred
    stock...............................                     --             --                    --            --
  Net income............................                     --             --                    --            --
                                                   ------------        -------           -----------        ------
Balance at December 31, 1995............                     --             --                    --            --
  Issuance of Common stock..............                     --             --                    --            --
  Issuance of Class A Common stock......                     --             --                    --            --
  Issuance of Class B Common stock......                     --             --                    --            --
  Issuance of Class C Common stock......                     --             --                    --            --
  Conversion of Common stock to Class A
    Common stock........................                     --             --                    --            --
  Conversion of Class A and B Common
    stock to Common stock...............                     --             --                    --            --
  Issuance of warrants..................                     --             --                    --            --
  Accrued interest on Stock
    subscriptions receivable............                     --             --                    --            --
  Dividends and accretion on Redeemable
    preferred stock.....................                     --             --                    --            --
  Unearned compensation-stock issued for
    nonrecourse notes...................                     --             --                    --            --
CAPSTAR BROADCASTING CORPORATION*:
  Issuance of common stock..............              9,415,500             94                    --            --
  Issuance of warrants..................                     --             --                    --            --
  Net loss..............................                     --             --                    --            --
                                                   ------------        -------           -----------        ------
Balance at December 31, 1996............              9,415,500             94                    --            --
GULFSTAR COMMUNICATIONS, INC.:
  Issuance of Common stock..............                     --             --                    --            --
  Conversion of Class A Common stock to
    Class C Common stock................                     --             --                    --            --
  Conversion of Class C Common stock to
    Class A Common stock................                     --             --                    --            --
  Dividends and accretion on Redeemable
    preferred stock.....................                     --             --                    --            --
  Accrued interest on Stock
    subscriptions receivable............                     --             --                    --            --
  Payments received on Stock
    subscriptions receivable............                     --             --                    --            --
  Compensation expense..................                     --             --                    --            --
CAPSTAR BROADCASTING CORPORATION*:
  Issuances of Common stock.............              3,823,450             38             1,818,181            18
  Repurchase of common stock............                (17,500)            --                    --            --
  Conversion of Class B Common stock to
    Class A Common stock................              1,818,182             18            (1,818,181)          (18)
  Compensation expense..................                     --             --                    --            --
  Elimination of Capstar Broadcasting
    Partners, Inc. common stock.........            (15,039,632)          (150)                   --            --
  Issuance of Common stock..............                960,148             10             2,655,926            27
  Repurchase of Common stock............               (118,795)            (1)                   --            --
  Issuance of shares in connection with
    merger..............................              1,737,486             17             2,162,064            21
  Redemption of Redeemable preferred
    stock...............................                     --             --                    --            --
  Accrued interest on Stock
    subscriptions receivable............                     --             --                    --            --
  Payments received on Stock
    subscriptions receivable............                     --             --                    --            --
  Net loss..............................                     --             --                    --            --
                                                   ------------        -------           -----------        ------
Balance at December 31, 1997............              2,578,839             26             4,817,990            48
  Issuances of Common stock
    (unaudited).........................                     --             --               558,496             6
  Conversion of Class C Common stock to
    Class A Common stock (unaudited)....                    500             --                    --            --
  Repurchase of Common stock
    (unaudited).........................                (36,363)            (1)                   --            --
  Compensation expense (unaudited)......                     --             --                    --            --
  Accrued interest on stock
    subscriptions receivable
    (unaudited).........................                     --             --                    --            --
  Payments received in stock
    subscriptions receivable
    (unaudited).........................                     --             --                    --            --
  Net loss (unaudited)..................                     --             --                    --            --
                                                   ------------        -------           -----------        ------
Balance at March 31, 1998 (unaudited)...              2,542,976        $    25             5,376,486        $   54
                                                   ============        =======           ===========        ======

                                                           CAPSTAR BROADCASTING CORPORATION
                                             *(CAPSTAR BROADCASTING PARTNERS, INC. THROUGH JUNE 20, 1997)
                                          -------------------------------------------------------------------
                                                  CLASS C
                                                COMMON STOCK                                                            RETAINED
                                          ------------------------           ADDITIONAL             STOCK               EARNINGS
                                           NUMBER OF          PAR             PAID-IN           SUBSCRIPTIONS         (ACCUMULATED
                                            SHARES           VALUE            CAPITAL            RECEIVABLE             DEFICIT)
                                          -----------        -----           ----------         -------------         ------------
GULFSTAR COMMUNICATIONS, INC.:
Balance at January 1, 1995..............           --        $  --            $     --             $    --              $    968
  Shares of Class A Common stock
    contributed to the company by a
    stockholder.........................           --           --                  --                  --                    --
  Issuance of voting Common stock.......           --           --                  --                  --                    --
  Issuance of Class B Common stock......           --           --                  --                  --                    --
  Accrued interest on Stock
    subscriptions receivable............           --           --                  --                  --                    --
  Dividends on Redeemable preferred
    stock...............................           --           --                  --                  --                    (8)
  Net income............................           --           --                  --                  --                 1,570
                                          -----------        -----            --------             -------              --------
Balance at December 31, 1995............           --           --                  --                  --                 2,530
  Issuance of Common stock..............           --           --                  --                  --                    --
  Issuance of Class A Common stock......           --           --                  --                  --                    --
  Issuance of Class B Common stock......           --           --                  --                  --                    --
  Issuance of Class C Common stock......           --           --                  --                  --                    --
  Conversion of Common stock to Class A
    Common stock........................           --           --                  --                                        --
  Conversion of Class A and B Common
    stock to Common stock...............           --           --                  --                  --                    --
  Issuance of warrants..................           --           --                  --                                        --
  Accrued interest on Stock
    subscriptions receivable............           --           --                  --                  --                    --
  Dividends and accretion on Redeemable
    preferred stock.....................           --           --                  --                  --                    --
  Unearned compensation-stock issued for
    nonrecourse notes...................           --           --                  --                  --                    --
CAPSTAR BROADCASTING CORPORATION*:
  Issuance of common stock..............           --           --              94,061                  --                    --
  Issuance of warrants..................           --           --                 744                  --                    --
  Net loss..............................           --           --                  --                  --               (11,957)
                                          -----------        -----            --------             -------              --------
Balance at December 31, 1996............           --           --              94,805                  --                (9,427)
GULFSTAR COMMUNICATIONS, INC.:
  Issuance of Common stock..............           --           --                  --                  --                    --
  Conversion of Class A Common stock to
    Class C Common stock................           --           --                  --                  --                    --
  Conversion of Class C Common stock to
    Class A Common stock................           --           --                  --                  --                    --
  Dividends and accretion on Redeemable
    preferred stock.....................           --           --                  --                  --                    --
  Accrued interest on Stock
    subscriptions receivable............           --           --                  --                  --                    --
  Payments received on Stock
    subscriptions receivable............           --           --                  --                  --                    --
  Compensation expense..................           --           --                  --                  --                    --
CAPSTAR BROADCASTING CORPORATION*:
  Issuances of Common stock.............           --           --              61,942              (1,596)                   --
  Repurchase of common stock............           --           --                (175)                 --                    --
  Conversion of Class B Common stock to
    Class A Common stock................                                            --                  --                    --
  Compensation expense..................           --           --               1,825                  --                    --
  Elimination of Capstar Broadcasting
    Partners, Inc. common stock.........           --           --                 150                  --                    --
  Issuance of Common stock..............   18,187,550          182              89,570                (550)                   --
  Repurchase of Common stock............           --           --                (764)                 --                    --
  Issuance of shares in connection with
    merger..............................    4,624,797           46              43,823              (2,485)                   --
  Redemption of Redeemable preferred
    stock...............................           --           --                  --                  --                    --
  Accrued interest on Stock
    subscriptions receivable............           --           --                 148                (148)                   --
  Payments received on Stock
    subscriptions receivable............           --           --                  --                 405                    --
  Net loss..............................           --           --                  --                  --               (45,740)
                                          -----------        -----            --------             -------              --------
Balance at December 31, 1997............   22,812,347          228             291,324              (4,374)              (55,167)
  Issuances of Common stock
    (unaudited).........................   40,225,564          402             556,223                  --                    --
  Conversion of Class C Common stock to
    Class A Common stock (unaudited)....         (500)          --                  --                  --                    --
  Repurchase of Common stock
    (unaudited).........................           --           --                (483)                 --                    --
  Compensation expense (unaudited)......           --           --              15,793                  --                    --
  Accrued interest on stock
    subscriptions receivable
    (unaudited).........................           --           --                  30                 (30)                   --
  Payments received in stock
    subscriptions receivable
    (unaudited).........................           --           --                  --               1,562                    --
  Net loss (unaudited)..................           --           --                  --                  --               (29,805)
                                          -----------        -----            --------             -------              --------
Balance at March 31, 1998 (unaudited)...   63,037,411        $ 630            $862,887             $(2,842)             $(84,972)
                                          ===========        =====            ========             =======              ========


                                              TOTAL
                                          STOCKHOLDER'S
                                             EQUITY
                                          -------------
GULFSTAR COMMUNICATIONS, INC.:
Balance at January 1, 1995..............    $    970
  Shares of Class A Common stock
    contributed to the company by a
    stockholder.........................          --
  Issuance of voting Common stock.......           5
  Issuance of Class B Common stock......          27
  Accrued interest on Stock
    subscriptions receivable............          --
  Dividends on Redeemable preferred
    stock...............................          (8)
  Net income............................       1,570
                                            --------
Balance at December 31, 1995............       2,564
  Issuance of Common stock..............         (12)
  Issuance of Class A Common stock......         184
  Issuance of Class B Common stock......          31
  Issuance of Class C Common stock......          61
  Conversion of Common stock to Class A
    Common stock........................          --
  Conversion of Class A and B Common
    stock to Common stock...............          --
  Issuance of warrants..................       3,884
  Accrued interest on Stock
    subscriptions receivable............          --
  Dividends and accretion on Redeemable
    preferred stock.....................      (1,350)
  Unearned compensation-stock issued for
    nonrecourse notes...................       5,432
CAPSTAR BROADCASTING CORPORATION*:
  Issuance of common stock..............      94,155
  Issuance of warrants..................         744
  Net loss..............................     (11,957)
                                            --------
Balance at December 31, 1996............      93,736
GULFSTAR COMMUNICATIONS, INC.:
  Issuance of Common stock..............          --
  Conversion of Class A Common stock to
    Class C Common stock................          --
  Conversion of Class C Common stock to
    Class A Common stock................          --
  Dividends and accretion on Redeemable
    preferred stock.....................      (1,693)
  Accrued interest on Stock
    subscriptions receivable............          --
  Payments received on Stock
    subscriptions receivable............          36
  Compensation expense..................       8,750
CAPSTAR BROADCASTING CORPORATION*:
  Issuances of Common stock.............      60,402
  Repurchase of common stock............        (175)
  Conversion of Class B Common stock to
    Class A Common stock................          --
  Compensation expense..................       1,825
  Elimination of Capstar Broadcasting
    Partners, Inc. common stock.........          --
  Issuance of Common stock..............      89,239
  Repurchase of Common stock............        (765)
  Issuance of shares in connection with
    merger..............................      31,443
  Redemption of Redeemable preferred
    stock...............................      (5,378)
  Accrued interest on Stock
    subscriptions receivable............          --
  Payments received on Stock
    subscriptions receivable............         405
  Net loss..............................     (45,740)
                                            --------
Balance at December 31, 1997............     232,085
  Issuances of Common stock
    (unaudited).........................     556,631
  Conversion of Class C Common stock to
    Class A Common stock (unaudited)....          --
  Repurchase of Common stock
    (unaudited).........................        (484)
  Compensation expense (unaudited)......      15,793
  Accrued interest on stock
    subscriptions receivable
    (unaudited).........................          --
  Payments received in stock
    subscriptions receivable
    (unaudited).........................       1,562
  Net loss (unaudited)..................     (29,805)
                                            --------
Balance at March 31, 1998 (unaudited)...    $775,782
                                            ========

   The accompanying notes are an integral part of the consolidated financial statements.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                          THREE MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,              MARCH 31,
                                                      --------------------------------   ---------------------
                                                        1995       1996        1997        1997        1998
                                                      --------   ---------   ---------   ---------   ---------
                                                                                              (UNAUDITED)
Cash flows from operating activities:
  Net income (loss).................................  $  1,570   $ (11,957)  $ (45,740)  $  (8,203)  $ (29,805)
  Adjustments to reconcile net income (loss) to net
     cash provided by (used in) operating
     activities:
     Loss on early extinguishment of debt...........        --       1,188       2,403         598          --
     Depreciation and amortization..................     1,134       4,141      26,415       3,725      11,032
     Noncash interest...............................       323       2,626      24,047       2,866       6,737
     Deferred income taxes..........................        --         547     (12,198)     (2,357)     (4,961)
     Noncash compensation expense...................        --       6,176      10,575       2,469      15,793
     Write-off of pending acquisition costs.........        --         105          --          --          --
     Provision for uncollectible accounts
       receivable...................................       195         661       2,044         223         632
     Dividends and accretion on preferred stock of
       subsidiary...................................        --          --       6,560          --       3,052
     Non cash interest income.......................        --          --        (755)         --          --
     (Gain) loss on sale of broadcasting property...    (2,389)         --         908          --          --
     Changes in assets and liabilities, net of
       effects of acquisitions:
       Accounts receivable..........................    (1,690)     (5,331)    (12,029)        753        (892)
       Prepaid expenses and other current assets....       159      (1,002)        252      (1,007)     (1,124)
       Accounts payable and accrued expenses........     2,021         507       1,800       1,440        (108)
       Income taxes payable.........................       (64)         --       2,417          --      (1,385)
                                                      --------   ---------   ---------   ---------   ---------
          Net cash provided by (used in) operating
            activities..............................     1,259      (2,339)      6,699         507      (1,029)
                                                      --------   ---------   ---------   ---------   ---------
Cash flows from investing activities:
  Proceeds from sale of broadcasting property.......     3,650          --      35,932          --      52,335
  Purchase of property and equipment................      (495)     (2,478)    (10,020)     (1,679)     (4,162)
  Payments for acquisitions, net of cash acquired...   (20,227)   (149,612)   (505,375)   (129,644)   (307,391)
  Payments for pending acquisitions.................    (1,968)     (3,342)     (6,895)    (16,193)     (8,138)
  Other investing activities, net...................      (608)       (147)       (644)       (161)       (353)
                                                      --------   ---------   ---------   ---------   ---------
          Net cash used in investing activities.....   (19,648)   (155,579)   (487,002)   (147,677)   (267,709)
                                                      --------   ---------   ---------   ---------   ---------
Cash flows from financing activities:
  Proceeds from issuance of long-term debt..........        --          --     349,496     150,284          --
  Proceeds from Credit Facilities...................    36,146      64,647     207,406      22,300     105,600
  Repayment of long-term debt and Credit
     Facilities.....................................   (17,584)    (13,210)   (200,249)    (59,842)   (248,256)
  Payments of financing related costs...............      (897)     (2,936)    (25,169)    (11,022)         --
  Net proceeds from issuance of common stock........        31      94,155     145,149      55,618     556,631
  Net proceeds from issuance of preferred stock.....        --      20,979      95,071          --          --
  Net proceeds from issuance of warrants............        --       3,884          --          --          --
  Payments on subscribed stock......................        --          --          --          --       1,562
  Redemption of preferred stock.....................        --          --     (30,223)       (811)         --
  Purchase of common stock..........................        --          --        (940)       (175)       (484)
                                                      --------   ---------   ---------   ---------   ---------
          Net cash provided by financing
            activities..............................    17,696     167,519     540,541     156,352     415,053
                                                      --------   ---------   ---------   ---------   ---------
Net increase (decrease) in cash and cash
  equivalents.......................................      (693)      9,601      60,238       9,182     146,315
Cash and cash equivalents at beginning of period....       913         220       9,821       9,821      70,059
                                                      --------   ---------   ---------   ---------   ---------
Cash and cash equivalents at end of period..........  $    220   $   9,821   $  70,059   $  19,003   $ 216,374
                                                      ========   =========   =========   =========   =========

   The accompanying notes are an integral part of the consolidated financial statements.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company intends to make a public offering of up to 31,000,000 shares of its Class A Common Stock. In connection with the public offering, it is contemplated that the stockholders will authorize a one for ten reverse stock split to be effective prior to the closing of the public offering. Also in connection with this offering the Company intends to amend its Articles of Incorporation to be effective prior to the closing of the offering and change the aggregate number of shares authorized to be issued to 1,150,000,000 shares consisting of: (i) 750,000,000 shares of Class A Common Stock; (ii) 150,000,000 shares of Class B Common Stock; (iii) 150,000,000 shares of Class C Common Stock; and (iv) 100,000,000 shares of Preferred Stock. All share information included in the accompanying consolidated financial statements and notes thereto has been retroactively adjusted to reflect the reverse stock split and the change in the number of shares authorized to be issued.

1. ORGANIZATION AND BUSINESS:

     Capstar Broadcasting Corporation ("Capstar Broadcasting"), a holding company controlled by Hicks, Muse, Tate & Furst Equity Fund III, L.P. ("HM Fund III"), and its direct and indirect wholly owned subsidiaries, (collectively, the "Company") operate in a single industry segment, which segment encompasses the ownership and management of radio broadcast stations located primarily in mid-sized markets throughout the United States. At December 31, 1997, the Company owned and operated, provided programming to or sold advertising on behalf of 124 FM stations and 59 AM stations.

     In June 1997, Capstar Broadcasting was formed and exchanged all of its shares of common stock for all of the outstanding common stock of Capstar Broadcasting Partners, Inc. ("Capstar Partners"). The transaction resulted in the formation of a new holding company and resulted in no change in ownership and was accounted for as a reorganization at historical cost. After this transaction was completed Capstar Broadcasting owned 100% of Capstar Partners and its subsidiary Capstar Radio Broadcasting Partners, Inc. ("Capstar Radio").

     On October 16, 1996, Capstar Partners acquired Capstar Radio and its wholly owned subsidiaries pursuant to a merger agreement dated June 21, 1996. The acquisition of Capstar Radio has been accounted for under the purchase method of accounting and has been included in the consolidated financial statements since the date of its acquisition on October 16, 1996.

     In July 1997, the Company acquired GulfStar Communications, Inc. ("Former GulfStar"), a company controlled by the general partner of HM Fund III. Pursuant to the Merger Agreement, each share of Former GulfStar's common stock was converted into shares of the Company subject to a conversion ratio calculated based upon the relative value of the Company and Former GulfStar, principally determined by utilizing projected broadcast which flows for the year ended December 31, 1998. As a result of the merger, GulfStar became a wholly owned subsidiary. Due to the fact that the Company and Former GulfStar were under common control at the time of the merger, the transfer of the assets and liabilities of Former GulfStar has been accounted for at historical cost in a manner similar to a pooling-of-interests except that the acquisition by the Company of the minority interest of Former GulfStar has been accounted for by the purchase method. For financial accounting purposes the merger with Former GulfStar resulted in a change in reporting entity and the restatement of the financial statements for all periods prior to July 1997, to give retroactive effect to the merger and present the combined consolidated results of operations of the Company and its direct and indirect wholly owned subsidiaries and Former GulfStar for the periods the entities were under common control.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Separate results of operations of the combined entities to the date of the merger are as follows:

                                                   YEAR ENDED DECEMBER 31,      SIX MONTHS
                                                   -----------------------    ENDED JUNE 30,
                                                     1995          1996            1997
                                                   ---------    ----------    --------------
                                                                               (UNAUDITED)
Net broadcast revenue:
  Capstar Broadcasting...........................   $    --      $ 10,303        $ 41,862
  GulfStar.......................................    15,797        32,563          23,294
                                                    -------      --------        --------
                                                    $15,797      $ 42,866        $ 65,156
                                                    =======      ========        ========
Extraordinary item:
  Capstar Broadcasting...........................   $    --      $     --        $    851
  GulfStar.......................................        --         1,188              --
                                                    -------      --------        --------
                                                    $    --      $  1,188        $    851
                                                    =======      ========        ========
Net income (loss):
  Capstar Broadcasting...........................   $    --      $ (3,757)       $(12,503)
  GulfStar.......................................     1,570        (8,200)         (8,842)
                                                    -------      --------        --------
                                                    $ 1,570      $(11,957)       $(21,345)
                                                    =======      ========        ========

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     The Capstar Radio Notes are guaranteed by every direct and indirect subsidiary of Capstar Radio. There are no non-guarantor subsidiaries. The guarantees by the guarantor subsidiaries are full, unconditional, and joint and several. All of the guarantor subsidiaries are wholly-owned. The Company is a holding company with no assets, liabilities or operations other than its investment in its subsidiaries. Separate financial statements of each guarantor have not been included as management has determined that they are not material to investors.

  Interim Financial Information

     The consolidated financial statements and following notes, insofar as they are applicable to the three-month periods ended March 31, 1998 and 1997 and transactions subsequent to March 26, 1998, the date of the Report of Independent Accountants, are not covered by the Report of Independent Accountants. In the opinion of management, all adjustments necessary for a fair presentation of the unaudited consolidated financial position as of March 31, 1998, and the results of operations and cash flows for the three-month periods ended March 31, 1998 and 1997, have been included.

     The results of operations for the three months ended March 31, 1998 are not necessarily indicative of the results to be expected for the entire year.

  Cash Equivalents

     For purposes of the accompanying consolidated statement of cash flows, the Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

  Property and Equipment

     Property and equipment are stated at cost, less accumulated depreciation and amortization. Equipment under capital lease obligations is recorded at the lower of cost or fair market value at the inception of the lease. The costs of assets retired or otherwise disposed of and the related accumulated depreciation and amortization

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

balances are removed from the accounts and any resulting gain or loss is included in income. Leasehold improvements are amortized over the shorter of their useful lives or the terms of the related leases. Amortization of assets recorded under capital leases is included in depreciation expense.

  Intangible Assets

     FCC licenses and goodwill represent the excess of cost over the fair values of the identifiable tangible and other intangible net assets acquired. Other intangible assets comprise costs incurred for pending acquisitions, noncompete agreements, organization costs incurred in the incorporation of the Company, deferred financing costs and costs related to favorable tower and facility leases. Pending acquisition costs are deferred and capitalized as part of completed acquisitions or expensed in the period in which the pending acquisition is terminated. Approximately $897, $2,936 and $25,169 of new financing costs were incurred for the years ended December 31, 1995, 1996 and 1997, respectively. Deferred financing costs are amortized under the interest method over the life of the related debt. Accumulated amortization related to deferred financing costs at December 31, 1996 and 1997 was approximately $13 and $1,209, respectively.

     The Company periodically evaluates intangible and other long-lived assets for potential impairment in accordance with the provisions of APB Opinion 17 "Intangible Assets" and SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" by analyzing the operating results, future cash flows on an undiscounted basis, trends and prospects of the Company's stations, as well as by comparing them to their competitors. The Company also takes into consideration recent acquisition patterns within the broadcast industry, the impact of recently enacted or potential FCC rules and regulations and any other events or circumstances which might indicate potential impact. At this time, in the opinion of management, no impairment has occurred.

  Income Taxes

     Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period-end based on enacted tax laws and statutory tax rates applicable to the period in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

  Stock Subscriptions Receivable

     Stock subscriptions receivable represent promissory notes issued in connection with the purchase of capital stock. Capital stock issued in connection with such promissory notes is reported as issued and outstanding and included in capital stock and additional paid-in capital in the accompanying consolidated financial statements in the amount of the related promissory note plus accrued interest. The promissory notes and related accrued interest receivable are classified as stock subscriptions receivable and included as a reduction of consolidated stockholder's equity.

  Revenue Recognition

     Broadcasting operations derive revenue primarily from the sale of program time and commercial announcements to local, regional and national advertisers. Revenue is recognized when the programs and commercial announcements are broadcast.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Income (Loss) Per Share

     In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share". SFAS No. 128 supersedes Accounting Principles Board ("APB") Opinion No. 15, "Earnings Per Share", and changes the computation of earnings per share ("EPS") by replacing the "primary" EPS requirements of APB No. 15 with a "basic" EPS computation based upon weighted average shares outstanding. It also requires dual representation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997. The Company has adopted SFAS No. 128 for the year ended December 31, 1997 and is computing EPS under the provisions of SFAS No. 128 for all periods presented.

  Advertising Costs

     The Company incurs various marketing and promotional costs to add and maintain listenership. These are expensed as incurred and totaled approximately $575, $2,668 and $5,731 for the years ended December 31, 1995, 1996 and 1997, respectively.

  Local Marketing Agreements ("LMA")/Joint Sales Agreements ("JSA")

     From time to time, the Company enters into LMAs and JSAs, with respect to radio stations owned by third parties including radio stations that it intends to acquire. Terms of the agreements generally require the Company to pay a monthly fee in exchange for the right to provide station programming and sell related advertising time in the case of an LMA or sell advertising in the case of a JSA. The agreements terminate upon the acquisition of the property. It is the Company's policy to expense the fees as incurred as a component of operating income (loss). The Company accounts for payments received pursuant to LMAs of owned stations as net revenue to the extent that the payment received represents a reimbursement of the Company's ownership costs.

  Barter Transactions

     The Company barters unsold advertising time for products and services. Such transactions are recorded at the estimated fair value of the products or services received. Barter revenue is recorded when commercials are broadcast and related expenses are recorded when the bartered product or service is used.

  Concentration of Credit Risk

     It is the Company's policy to place its cash with high credit quality financial institutions, which, at times, may exceed federally insured limits. Management believes that credit risk in these deposits is minimal and has not experienced any losses in such accounts.

     The Company's revenue and accounts receivable primarily relates to advertising of products and services within the radio stations' broadcast areas. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Credit losses have been within management's expectations and adequate allowances for any uncollectible accounts receivables are maintained.

  Uncertainties and Use of Estimates and Assumptions

     The radio broadcasting industry is subject to federal regulation by the Federal Communications Commission. These governmental regulations and policies could change over time and there can be no assurance that such changes would not have a material impact upon the Company.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Company's pending acquisition, exchange and merger agreements are subject to various governmental approvals, including the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Federal Communications Commission under the Communications Act of 1934, as amended.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  New Accounting Pronouncements

     The Company adopted SFAS No. 130 "Reporting Comprehensive Income" during the first quarter of 1998. The Company has no items of other comprehensive income as described in SFAS No. 130. Therefore, net income is equal to comprehensive income for all periods presented.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers.

     In February 1998, the FASB issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits," which significantly changes current financial statement disclosure requirements from those that were required under SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132 does not change the existing measurement or recognition provision of SFAS Nos. 87, 88 or 106.

     These pronouncements are effective for financial statements issued for periods beginning after December 15, 1997. Management does not believe the implementation of these accounting pronouncements will have a material effect on its consolidated financial statements.

  Reclassifications

     Certain amounts in 1995 and 1996 have been reclassified to conform to the 1997 presentation.

3. ACQUISITIONS AND DISPOSITIONS OF BROADCASTING PROPERTIES:

     During the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998, the Company acquired numerous radio stations and related broadcasting property and equipment, all of which have been accounted for under the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets and liabilities acquired based upon their fair values at the date of acquisition. The excess of purchase price over the fair value of net tangible assets acquired is allocated to intangible assets, primarily FCC licenses. The results of operations associated with the acquired radio stations have been included in the accompanying consolidated financial statements from the dates of acquisition. The acquisition activity was funded primarily through equity infusions by HM Fund III and long-term borrowings.

     All consideration paid for the acquisitions scheduled below consisted solely of cash, notes and the exchange of certain assets except where common stock or preferred stock was issued as listed. Preferred stock

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

and common stock were valued at the estimated liquidation value and the estimated fair value at the date of acquisition, respectively.

                                STATIONS
                                ACQUIRED                                                              AMOUNT
                                ---------     DATE OF                                NUMBER OF       ASSIGNED
         TRANSACTION            AM    FM    ACQUISITION   PURCHASE OF     COST     SHARES ISSUED     PER SHARE
         -----------            ---   ---   -----------   -----------   --------   -------------     ---------
1995:
Baton Rouge Broadcasting(c)...   1     1    November      Stock         $  8,025         1,500(b)     $  500
Narra-Gansett(c)..............   1     1    November      Assets          11,908            --            --
Uno Broadcasting(c)...........  --     1    November      Assets           1,586            --            --
                                                                        --------
                                                                        $ 21,519
                                                                        ========
1996:
Sonance Communications(c).....   2     6    April         Stock         $  1,065           217(a)     $1,130
SBG Communications(c).........   1     1    July          Assets           4,038            --            --
Ranger(c).....................   1     2    July          Assets           6,305            --            --
Tshirhart(c)..................  --     1    July          Assets             315            --            --
Eagle of Texas(c).............  --     1    August        Assets             728            --            --
Stansell(c)...................  --     1    August        Assets           2,061            16(a)     $2,000
Steller(c)....................  --     1    September     Assets           1,551            --            --
Steller(c)....................  --     1    September     Assets           1,812            --            --
Commodore Media...............  12    18    October       Stock          122,016            --            --
Adventure Communications......   3     4    October       Assets          12,600            --            --
KWTX Broadcasting(c)..........   1     1    November      Assets           4,172            --            --
Comcorp(c)....................  --     1    December      Assets           6,385            --            --
                                                                        --------
                                                                        $163,048
                                                                        ========
1997:
Tippie Communications(c)......  --     1    January       Assets        $  2,490            --            --
South Plains
  Broadcasting(c).............   1     1    February      Assets           3,166            --            --
J. Thomas Development(c)......   1     3    February      Assets           6,292            --            --
Osborn Communications.........   6    12    February      Stock          102,923       163,636(a)     $   11
Noalmark(c)...................  --     2    March         Assets          11,471            --            --
Space Coast: EZY/Roper/City...   2     3    April         Assets          12,038            --            --
Taylor Communications.........   1     1    April         Assets           1,308            --            --
Ft. Smith(c)..................   1     1    May           Assets           3,456            --            --
Miller Broadcasting(c)........  --     2    May           Stock            4,967            --            --
Dixie Broadcasting............   2     1    May           Stock           23,442            --            --
Cavalier Communications.......   1     4    July          Assets           8,267            --            --
Community Pacific.............   5     6    July          Assets          35,907            --            --
Stephens Radio(c).............  --     1    July          Stock            2,647            --            --
McForhun/Livingston...........   1     1    August        Assets           7,968            --            --
Benchmark Communications......  10    20    August        Assets         192,128       157,895(a)     $13.30
Emerald City Radio Partners...  --     1    August        Assets          10,024            --            --
Madison Radio Group...........   2     4    August        Assets          41,662            --            --
Booneville Broadcasting.......  --     1    September     Assets           1,648            --            --
WRIS, Inc. ...................  --     1    September     Assets           3,374            --            --
American General Media........  --     1    October       Assets           3,409            --            --
Griffith Communications.......  --     3    October       Assets           5,789            --            --
KLAW Broadcasting.............  --     2    October       Assets           2,539            --            --
Ameron Broadcasting...........   1     2    October       Assets          32,606            --            --
KJEM-FM.......................  --     1    October       Assets           1,986            --            --
COMCO Broadcasting............   2     4    November      Assets           7,160            --            --
                                                                        --------
                                                                         528,667

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                STATIONS
                                ACQUIRED                                                              AMOUNT
                                ---------     DATE OF                                NUMBER OF       ASSIGNED
         TRANSACTION            AM    FM    ACQUISITION   PURCHASE OF     COST     SHARES ISSUED     PER SHARE
         -----------            ---   ---   -----------   -----------   --------   -------------     ---------
Acquisition of GulfStar
  minority interest...........              July          Stock           31,695     2,383,093(a)     $13.30
                                                                        --------
                                                                        $560,362
                                                                        ========
1998 (Unaudited):
Patterson Broadcasting........  14    25    January       Stock         $227,186            --            --
Quass Broadcasting............   1     2    January       Stock           16,281            --            --
Knight Radio..................   3     5    January       Assets          66,180            --            --
East Penn Broadcasting........   1    --    January       Assets           2,010            --            --
Commonwealth Broadcasting.....   1     2    February      Assets           5,514            --            --
Brantly Broadcast
  Associates..................  --     1    February      Assets           1,735            --            --
                                                                        --------
                                                                        $318,906
                                                                        ========

---------------

(a)  Common Stock

(b)  Preferred Stock

(c)  Acquired by GulfStar prior to the GulfStar acquisition by the Company

     The acquisitions are summarized in the aggregate by period as follows:

                                                                                     THREE MONTHS
                                                                                        ENDED
                                                      YEAR ENDED DECEMBER 31,         MARCH 31,
                                                  -------------------------------    ------------
                                                   1995        1996        1997          1998
                                                  -------    --------    --------    ------------
                                                                                     (UNAUDITED)
Consideration:
  Cash and notes................................  $19,629    $153,050    $493,353      $305,384
  Common stock (233 Former GulfStar shares and
    2,704,624 shares in 1996 and 1997,
    respectively respectively)..................       --         276      35,595            --
  Preferred stock (1,500 Former GulfStar
    shares).....................................      750          --          --            --
  Acquisition costs.............................    1,140       9,251      31,414        13,522
  Exchange of assets............................       --         471          --            --
                                                  -------    --------    --------      --------
         Total..................................  $21,519    $163,048    $560,362      $318,906
                                                  =======    ========    ========      ========
Assets acquired and liabilities assumed:
  Cash..........................................  $    --    $  6,120    $ 12,297      $    631
  Accounts receivable...........................       29       9,020      14,657        14,079
  Prepaid expenses and other....................      152         590       2,853           388
  Property and equipment........................    3,353      23,471      76,050        31,082
  Intangible assets.............................   21,087     290,243     578,137       354,150
  Other assets..................................       --         704       1,051            --
  Accounts payable..............................       --      (5,811)     (7,843)         (117)
  Accrued liabilities...........................     (250)       (882)     (5,242)       (2,355)
  Long-term debt................................       --     (82,706)    (20,711)           --
  Capital lease obligations.....................      (44)       (127)       (465)           --
  Deferred income taxes.........................   (2,808)    (77,574)    (90,422)      (78,952)
                                                  -------    --------    --------      --------
         Total..................................  $21,519    $163,048    $560,362      $318,906
                                                  =======    ========    ========      ========

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     During the years ended December 31, 1995 and 1997 and the three months ended March 31, 1998, the Company sold or otherwise disposed of radio stations and related broadcasting property and equipment as follows:

                             STATIONS DISPOSED
       TRANSACTION             AM         FM       DATE OF DISPOSITION    SALE OF     SALES PRICE
       -----------          --------   --------    -------------------    -------     -----------
1995:
  KLTN-FM.................  --         1           June                    Assets       $ 3,650
1997:
  Osborn Ft. Myers........  1          2           April                   Assets        11,000
  Bryan...................  1          1           September               Stock            600
  Wilmington..............  --         1           September               Assets        40,000
  KASH-AM.................  1          --          November                Assets           135
1998 (Unaudited):
  Allentown...............  1          1           January                 Assets        29,000
  Jackson.................  2          2           February                Assets        20,000
  Dayton..................  --         1           February                Assets         3,335

     The following unaudited pro forma summary presents the consolidated results of operations for the years ended December 31, 1996 and 1997 and the three months ended March 31, 1997 and 1998 as if the acquisitions and dispositions completed as of December 31, 1997 and March 31, 1998, respectively, had occurred on January 1, 1996 and 1997. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions and dispositions been made as of that date or of results which may occur in the future.

                                                                             PRO FORMA
                                                     PRO FORMA          THREE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31         MARCH 31,
                                              -----------------------   -------------------
                                                 1996         1997        1997       1998
                                              ----------   ----------   --------   --------
                                                    (UNAUDITED)             (UNAUDITED)
Net broadcast revenue.......................   $210,809     $221,189    $ 58,038   $ 65,836
Loss before extraordinary loss..............    (55,837)     (49,608)     (9,117)   (30,080)
Net loss....................................    (57,025)     (52,011)     (9,715)   (30,080)
Net loss attributable to common stock.......    (58,375)     (59,082)    (10,509)   (30,080)

     Subsequent to March 31, 1998, the Company acquired 2 AM and 5 FM radio stations and related broadcast equipment through several acquisitions for aggregate consideration of approximately $32,390. The acquisitions were funded primarily through equity infusions. The Company previously operated 5 of these stations under either LMA's or JSA's. Also subsequent to March 31, 1998, the Company acquired Prophet Systems, Inc., a manufacturer, seller and distributor of combination hardware-software devices which permit the remote programming of radio station broadcasts, for aggregate consideration of approximately $15.0 million in cash and 285,714 shares of Class A Common Stock with a deemed value of $10.0 million, or $35.00 per share. The Class A Common Stock will be issued by the Company after the Offering upon the satisfaction of certain conditions contained in the asset purchase agreement.

     In addition to the matter discussed in Note 17, the Company has entered into numerous agreements to acquire additional radio stations (8 AM and 22 FM) and related broadcast equipment for aggregate consideration of approximately $136,205. The Company currently operates 19 of the stations under either LMA's or JSA's.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Subsequent to March 31, 1998, the Company disposed of 2 AM and 4 FM radio stations and related broadcast equipment through several dispositions for aggregate consideration of approximately $39,500. The carrying value of net assets to be sold related to these stations approximated the contract sales price.

     The Company has also entered into agreements for the disposition of 3 AM and 7 FM stations for aggregate consideration of approximately $57,466. The carrying value of net assets to be sold related to these stations approximated the contract sales price.

4. PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following:

                                                  DEPRECIABLE      DECEMBER 31,
                                   DEPRECIATION      LIFE       ------------------    MARCH 31,
                                      METHOD        (YEARS)      1996       1997        1998
                                   -------------  -----------   -------   --------   -----------
                                                                                     (UNAUDITED)
Buildings and improvements.......  Straight-line     5-20       $ 4,991   $ 17,006    $ 29,433
Broadcasting and other
  equipment......................  Straight-line     3-20        23,723     85,481     101,929
Equipment under capital lease
  obligations....................  Straight-line      3-5           463      1,356       1,349
                                                                -------   --------    --------
                                                                 29,177    103,843     132,711
Accumulated depreciation and
  amortization...................                                (3,426)   (10,336)    (13,623)
                                                                -------   --------    --------
                                                                 25,751     93,507     119,088
Land.............................                                 3,575     13,210      15,534
                                                                -------   --------    --------
                                                                $29,326   $106,717    $134,622
                                                                =======   ========    ========

     Depreciation and amortization expense for the years ended December 31, 1995, 1996 and 1997 and for the three months ended March 31, 1998 was approximately $580, $1,535, $8,137 and 3,480, respectively.

5. INTANGIBLES:

     Intangibles consists of the following:

                                                 AMORTIZABLE      DECEMBER 31,
                                AMORTIZATION        LIFE       -------------------    MARCH 31,
                                   METHOD          (YEARS)       1996       1997        1998
                               ---------------   -----------   --------   --------   -----------
                                                                                     (UNAUDITED)
FCC licenses.................    Straight-line        40       $336,407   $861,502   $1,163,932
Goodwill.....................    Straight-line        40          1,072      2,784        3,855
Noncompete agreements........    Straight-line       1-3          1,422      6,115       11,115
Organization costs...........    Straight-line         5            361      3,040        3,040
Deferred financing costs.....  Interest Method        --          2,030     21,358       19,832
Other........................    Straight-line       3-5          1,081      6,700        6,700
                                                               --------   --------   ----------
                                                                342,373    901,499    1,208,474
Less accumulated
  amortization...............                                    (3,961)   (25,888)     (33,464)
                                                               --------   --------   ----------
                                                                338,412    875,611    1,175,010
Pending acquisition costs....                                     2,664      5,934        8,138
                                                               --------   --------   ----------
                                                               $341,076   $881,545   $1,183,148
                                                               ========   ========   ==========

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Amortization expense of intangible assets for the years ended December 31, 1995, 1996 and 1997 and for the three months ended March 31, 1998 was approximately $554, $2,606, $18,278 and 7,552, respectively.

6. ACCRUED LIABILITIES:

     Accrued liabilities consists of the following:

                                                         DECEMBER 31,
                                                       -----------------     MARCH 31,
                                                        1996      1997         1998
                                                       ------    -------    -----------
                                                                            (UNAUDITED)
Accrued compensation.................................  $  642    $ 4,252      $ 2,634
Accrued acquisition costs............................     954      5,284        9,826
Accrued interest.....................................   1,847        960        7,045
Accrued commissions..................................     873      2,403        2,974
Other................................................   1,230      3,927        8,844
                                                       ------    -------      -------
                                                       $5,546    $16,826      $31,323
                                                       ======    =======      =======

7. LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                        DECEMBER 31,
                                                    --------------------     MARCH 31,
                                                      1996        1997         1998
                                                    --------    --------    -----------
                                                                            (UNAUDITED)
Credit Facility...................................  $     --    $141,700     $     --
1997 Capstar Partners Notes, $277,000 principal,
  including unamortized discount of $110,009, due
  2009............................................        --     166,991      172,251
1997 Capstar Radio Notes, $200,000 principal,
  including unamortized discount of $762, due
  2007............................................        --     199,238      199,250
1995 Capstar Radio Notes, $76,808 principal,
  including unamortized discount of $3,008 at
  December 31, 1997, due 2003.....................    76,672      79,816       80,964
Former Credit Facility, bearing interest at 3.5%
  over LIBOR......................................    24,700          --           --
Reducing revolver loans, bearing variable interest
  (8.7% at December 31, 1996).....................    53,794          --           --
Former Term Loan Facility.........................    35,000          --           --
Capital lease obligations and other notes payable
  at various interest rates.......................     1,004       6,827        7,260
                                                    --------    --------     --------
                                                     191,170     594,572      459,725
Less current portion..............................    (3,936)     (1,388)     (82,598)
                                                    --------    --------     --------
                                                    $187,234    $593,184     $377,127
                                                    ========    ========     ========

  Credit Facility

     Capstar Radio entered into an amended and restated credit agreement with various banks in August 1997 (the "Credit Facility"). The Credit Facility consists of a $200 million revolving loan facility (the "Revolving Loans") and an additional $150 million of multiple advancing term loans (the "Term Loans"). The Credit Facility matures seven years from the initial borrowing date with the Revolving Loans then outstanding to be repaid in full on such date. Up to $75 million of the Revolving Loan commitment is available to Capstar Radio for the issuance of letters of credit. Amounts available under the Credit Facility amounted to $26,065 at December 31, 1997 due to an outstanding balance of $141.7 million and outstanding letters of credit.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     At any time on or after August 12, 1998 (the "Effective Date") and prior to December 31, 1998, Capstar Radio may request one or more of the banks to make Term Loans under the Credit Facility, up to an aggregate amount equal to $150 million in up to two advances with a minimum of $50 million for each such advance. The Term Loans are subject to scheduled annual principal repayments, payable in equal quarterly installments. The Term Loans mature on the seventh anniversary of the Effective Date of the Credit Facility. Term loans may not be reborrowed after payment.

     The Revolving Loans and the Term Loans bear interest at a rate based, at the option of Capstar Radio, on (i) a base rate defined as the higher of 1/2 of 1% in excess of the federal reserve reported certificate of deposit rate or the administrative agent bank's prime lending rate, plus an incremental rate or (ii) the Eurodollar rate, plus an incremental rate. The weighted-average interest rates on Revolving Loans outstanding at December 31, 1996 (Former Credit Facility) and December 31, 1997 were 10.2% and 9.7%, based on prime rates, respectively. Capstar Radio pays fees ranging from 0.375% to 0.50% per annum on the aggregate unused portion of the loan commitment based on the leverage ratio for the most recent quarter end. In addition, Capstar Radio is required to pay letter of credit fees.

     The Credit Facility contains customary restrictive covenants, which, among other things and with certain exceptions, limit the ability of Capstar Radio to incur additional indebtedness and liens in connection therewith, enter into certain transactions with affiliates, pay dividends, consolidate, merge or effect certain asset sales, issue additional stock, make capital expenditures and enter new lines of business. The Credit Facility limits Capstar Radio and its subsidiaries ability to make additional acquisitions in excess of $100 million on an individual basis without the prior consent of a majority of the banks. Substantially all the assets of Capstar Radio and its subsidiaries are restricted. Under the Credit Facility, Capstar Radio is also required to satisfy certain financial covenants, which require Capstar Radio and its subsidiaries to maintain specified financial ratios and to comply with certain financial tests, such as maximum leverage ratio, minimum consolidated EBITDA and minimum consolidated EBITDA to consolidated net cash interest expense.

     Capstar Radio has collateralized the Credit Facility by granting a first priority perfected pledge of Capstar Radio's assets, including, without limitation, the capital stock of its subsidiaries. Capstar Partners, Capstar Broadcasting and all of the direct and indirect subsidiaries of Capstar Partners (other than the Capstar Radio) have guaranteed the Credit Facility and have collateralized their guarantees by granting a first priority perfected pledge of substantially all of their assets.

     Through March 31, 1998, the Company's principal shareholder contributed additional equity totaling $550,000. These funds were used, in part, to pay down the credit facility in full. Amounts available under the credit facility amounted to $180,955 at March 31, 1998 due to outstanding letters of credit.

     Furthermore, the Company is negotiating a new credit facility which is anticipated to consist of a $550,000 revolving loan, a $600,000 A term loan, a $250,000 B term loan and an additional $500,000 multiple advancing term loans subject to future commitment availability from the lenders.

  1997 Capstar Partners Notes

     On February 20, 1997, Capstar Partners issued $277.0 million in aggregate principal amount at maturity of its 12 3/4% Senior Discount Notes due 2009. The 1997 Capstar Partners Notes were issued at a substantial discount from their aggregate principal amount at maturity, generating gross proceeds to Capstar Partners of approximately $150.3 million. On September 12, 1997, Capstar Partners exchanged its 12 3/4% Senior Discount Notes due 2009 (the "1997 Capstar Partners Notes"), which were registered under the Securities Act of 1933, for all of the outstanding 12 3/4% Senior Discount Notes due 2009 previously issued on February 20, 1997. The terms of the 1997 Capstar Partners Notes are identical in all material respects to the discount notes issued on February 20, 1997. The 1997 Capstar Partners Notes are unsecured, senior obligations of Capstar Partners

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

and are limited to $277.0 million aggregate principal amount at maturity and will mature on February 1, 2009. No interest will accrue on the 1997 Capstar Partners Notes prior to February 1, 2002. Thereafter, interest on the 1997 Capstar Partners Notes will accrue at the rate of 12 3/4% and will be payable in cash semiannually on February 1 and August 1 commencing on August 1, 2002. The yield to maturity of the 1997 Capstar Partners Notes is 12 3/4% (computed on a semi-annual bond equivalent basis), calculated from February 20, 1997.

     The 1997 Capstar Partners Notes may be redeemed at any time on or after February 1, 2002, in whole or in part, at the option of Capstar Partners at prices ranging from 106.375% at February 1, 2002 and declining to 100% on February 1, 2007 (expressed as a percentage of the accreted value in the redemption date), plus in each case accrued and unpaid interest. In addition, prior to February 1, 2001, Capstar Partners may, at its option, redeem up to 25% of the principal amount at maturity of the 1997 Capstar Partners Notes at a redemption price of 112.75% of the accreted value, out of the proceeds of one or more public equity offering or major asset sales. Upon the occurrence of a change in control (as defined in the 1997 Capstar Partners Note Indenture), the holders of the Capstar Partners Notes have the right to require Capstar Partners to purchase all or a portion of the 1997 Capstar Partners Notes at a purchase price equal to (i) 101% of the accreted value if the change in control occurs before February 1, 2002 or (ii) 101% of the principal amount at maturity, plus accrued and unpaid interest, if the change in control occurs after February 1, 2002. The 1997 Capstar Partners indenture contains limitations on incurrence of additional indebtedness, issuance of preferred stock of subsidiaries and restricted payments, as well as other restrictive covenants.

  1997 Capstar Radio Notes

     On June 17, 1997, Capstar Radio issued $200.0 million in aggregate principal amount of its 9 1/4% Senior Subordinated Notes due July 1, 2007. On September 16, 1997, Capstar Radio exchanged its 9 1/4% Senior Subordinated Notes due 2007 (the "1997 Capstar Radio Notes"), which were registered under the Securities Act of 1933, for all of the outstanding notes issued on June 17, 1997. The 1997 Capstar Radio Notes are general unsecured obligations of Capstar Radio and are subordinated to all senior indebtedness of the Capstar Radio. The 1997 Capstar Radio Notes may be redeemed at anytime on or after July 1, 2002, in whole or in part, at the option of Capstar Radio at prices ranging from 104.625% at July 1, 2002 and declining to 100% on or after July 1, 2005, plus in each case accrued and unpaid interest. In addition, prior to July 1, 2001, Capstar Radio may redeem up to 25% of the original aggregate principal amount of the 1997 Capstar Radio Notes at a redemption price of 109.25% plus accrued and unpaid interest with net proceeds of one or more public equity offerings or major asset sales. Upon the occurrence of a change of control (as defined in the 1997 Capstar Radio Notes indenture), the holders of the 1997 Capstar Radio Notes have the right to require Capstar Radio to purchase all or a portion of the 1997 Capstar Radio Notes at a price equal to 101% plus accrued and unpaid interest. The 1997 Capstar Radio Notes indenture contains limitations on incurrence of additional indebtedness, issuance of preferred stock of subsidiaries and restricted payments, as well as other restrictive covenants.

  1995 Capstar Radio Notes

     The 1995 Capstar Radio Notes in the aggregate principal amount of $76,808 bear interest at a rate of 7 1/2% per annum through May 1, 1998 and 13 1/4% per annum through maturity on May 1, 2003, resulting in an effective interest rate of approximately 12.1% per annum. The 1995 Capstar Radio Notes are general unsecured obligations of Capstar Radio, subordinated to all senior indebtedness of Capstar Radio, and are guaranteed on a senior subordinated basis, jointly and severally, by all of Capstar Radio's subsidiaries. The subsidiary guarantors are wholly owned subsidiaries of Capstar Radio. Capstar Radio may redeem the 1995 Capstar Radio Notes, in whole or in part, at any time on or after May 1, 1999 at prices ranging from 107.5% at May 1, 1999 and declining to 100% after May 1, 2002, plus in each case accrued and unpaid interest. In addition, prior to May 1, 1998, the Company may redeem in the aggregate up to one third of the original principal amount of the 1995 Capstar Radio Notes at a price equal to 108% of the accreted value, plus accrued

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

and unpaid interest, out of the proceeds of one or more public equity offerings. Upon the occurrence of a change in control (as defined in the 1995 Capstar Radio Notes indenture), the Company will be required to make an offer to purchase the outstanding 1995 Capstar Radio Notes at a price equal to 101% of their accreted value, plus accrued and unpaid interest. The 1995 Capstar Radio Notes indenture contains limitations of additional indebtedness and restricted payments, as well as other restrictive covenants.

     During 1996, Capstar Radio significantly modified the terms of its existing reducing revolver loans and accelerated the maturity date from March 31, 2003 to December 31, 1996. In connection with this modification, Capstar Radio recognized an extraordinary charge in the accompanying consolidated statement of operations for 1996 relating to the write off of approximately $1,895 ($1,188, net of income tax benefit) of unamortized deferred financing costs.

     On March 26, 1998, Capstar Radio announced an offer to purchase for cash any and all of its $76,808,000 aggregate principal amount of 13 1/4% Senior Subordinated Notes due 2003 (the "13 1/4% Notes"). On April 28, 1998, Capstar Radio purchased all of the outstanding 13 1/4% Notes for an aggregate purchase price of $90.2 million including a $10.7 million purchase premium and $2.7 million of accrued interest, resulting in an extraordinary loss of approximately $4.7 million, net of tax, which will be recognized in the second quarter of 1998.

     The scheduled maturities of the Company's outstanding long-term debt at December 31, 1997 for each of the next five years and thereafter are as follows:

1998..............................................  $  1,388
1999..............................................     2,658
2000..............................................       819
2001..............................................       400
2002..............................................     1,215
Thereafter........................................   588,092
                                                    --------
                                                    $594,572
                                                    ========

8. CAPITAL STOCK:

     The rights of holders of the Common Stock are identical in all respects, except for voting rights. The Class A Common Stock and the Class C Common Stock vote together as a single class on all matters submitted to a vote of stockholders, with each share of Class A Common Stock entitled to one vote and each share of Class C Common Stock entitled to ten votes, except (i) the holders of Class A Common Stock, voting as a separate class, will be entitled to elect two Class A Directors, (ii) with respect to any proposed "going private" transaction with Hicks Muse or any of its affiliates, each share of Class A Common Stock and Class C Common Stock shall be entitled to one vote, but the holders of Class A Common Stock and Class C Common Stock shall vote together as a single class in such "going private" transactions, and (iii) as otherwise required by law. The Class B Common Stock has no voting rights except as otherwise required by law. Except as otherwise required by law and except in connection with the election of the directors of the Company, the vote of the holders of at least a majority in voting power of the outstanding shares then entitled to vote shall decide any question brought before a meeting of the stockholders of the Company. The directors of the Company shall be elected at a meeting of the stockholders at which a quorum is present by a plurality of the votes of the shares entitled to vote on the election of directors or a class of directors.

     Dividends. Subject to right of the holders of any class of Preferred Stock, holders of shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available for such purpose. No dividend may be declared or paid in cash or property on any share of any class

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

of Common Stock unless simultaneously the same dividend is declared or paid on each share of the other class of Common Stock; provided that, in the event of stock dividends, holders of a specific class of Common Stock shall be entitled to receive only additional share of such class.

     Conversion of Class B Common Stock and Class C Common Stock. The shares of Class B Common Stock and Class C Common Stock are convertible, in whole or in part, at the option of the holder or holders thereof at any time into a like number of shares of Class A Common Stock, subject to certain conditions. Upon the sale or other transfer of any share or shares of Class B Common Stock or Class C Common Stock to any person (subject to certain exceptions) other than Hicks Muse and its affiliates, each share so sold or transferred shall automatically be converted into one share of Class A Common Stock, subject to certain conditions.

9. REDEEMABLE PREFERRED STOCK:

     On June 17, 1997, Capstar Partners issued 1,000,000 shares of its cumulative (after July 1, 2002) par value $.01 per share 12% Senior Exchangeable Preferred Stock (the "Preferred Stock Offering"). All of the proceeds from the Preferred Stock Offering were used to finance the GulfStar Merger. On September 12, 1997, Capstar Partners exchanged its 12% Senior Exchangeable Preferred Stock (the "Senior Exchangeable Preferred Stock"), which was registered under the Securities Act, for all of the outstanding 12% Senior Exchangeable Preferred Stock previously issued on June 17, 1997. Capstar Partners has authorized 10,000,000 shares of the Senior Exchangeable Preferred Stock. Dividends on the Senior Exchangeable Preferred Stock accumulate from the date of issuance and are payable semi-annually, commencing January 1, 1998, at a rate per annum of 12% of the liquidation preference per share. Dividends may be paid, at Capstar Partners' option, on any dividend payment date occurring on or prior to July 1, 2002 either in cash or in additional shares of the Senior Exchangeable Preferred Stock. The liquidation preference of the Senior Exchangeable Preferred Stock is $100.00 per share. The Senior Exchangeable Preferred Stock is redeemable at Capstar Partners' option, in whole or in part at any time on or after July 1, 2002, at prices ranging from 106% at July 1, 2002 and declining to 100% after July 1, 2007, plus, without duplication, accumulated and unpaid dividends to the date of redemption. In addition, subject to certain exceptions, prior to July 1, 2001, Capstar Partners may, at its option, redeem up to 25% of the Senior Exchangeable Preferred Stock with the net cash proceeds from one or more Public Equity or Major Asset Sales (both as defined in the Certificate of Designation governing the Senior Exchangeable Preferred Stock), at the redemption prices set forth in the Certificate of Designation, plus, without duplication, accumulated and unpaid dividends to the redemption date. The Senior Exchangeable Preferred Stock is subject to mandatory redemption in whole on July 1, 2009 at a price equal to 100% of the liquidation preference thereof, plus all accrued and unpaid dividends.

     The Senior Exchangeable Preferred Stock was recorded at the amount of the net proceeds of approximately $95 million. The carrying amount is being accreted, using the interest method, to equal the mandatory redemption amount at the mandatory redemption date. The dividend due January 1, 1998 was declared and paid in the form of issuance of 64,667 additional shares of the Senior Exchangeable Preferred Stock.

     Capstar Partners may, at its option, subject to certain conditions, on any scheduled dividend payment date, exchange the Senior Exchangeable Preferred Stock, in whole but not in part, for 12% Capstar Exchange Debentures. Holders of the Senior Exchangeable Preferred Stock will be entitled to receive $1.00 principal amount of 12% Capstar Exchange Debentures for each $1.00 in liquidation preference of Senior Exchangeable Preferred Stock.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The Certificate of Designation provides that, upon the occurrence of a change of control (as defined in the Capstar Certificate of Designation), each holder has the right to require Capstar Partners to repurchase all or a portion of such holder's Senior Exchangeable Preferred Stock in cash at a purchase price equal to 101% of the liquidation preference thereof, plus, without duplication, an amount in cash equal to all accumulated and unpaid dividends per share to the date of repurchase.

     In addition, the Certificate of Designation provides that, prior to July 1, 2002, upon the occurrence of a change of control, Capstar Partners has the option to redeem the Senior Exchangeable Preferred Stock in whole but not in part (a "Change of Control Redemption") at a redemption price equal to 100% of the liquidation preference thereof, plus the applicable premium (as defined in the Certificate of Designation).

     The Certificate of Designation contains restrictive provisions that, among other things, limit the ability of Capstar Partners and its subsidiaries to incur additional indebtedness, pay dividends or make certain other restricted payments, or merge or consolidate with or sell all or substantially all of their assets to any other person.

     The Senior Exchangeable Preferred Stock, with respect to dividend rights and rights on liquidation, winding-up and dissolution, ranks (a) senior to all classes of common stock of Capstar Partners and to each other series of preferred stock established after June 17, 1997 (the "Preferred Stock Issuance Date") by the Board of Directors of Capstar Partners the terms of which expressly provide that such class or series will rank junior to the Senior Exchangeable Preferred Stock (the "Junior Stock"), subject to certain conditions, (b) on a parity with each other class of preferred stock established after the Preferred Stock Issuance Date by the Board of Directors of Capstar Partners the terms of which expressly provide that such class or series will rank on a parity with the Senior Exchangeable Preferred Stock and (c) subject to certain conditions, junior to each class of Preferred Stock established after the Preferred Stock Issuance Date by the Board of Directors of Capstar Partners the terms of which expressly provide that such class will rank senior to the Senior Exchangeable Preferred Stock.

  GulfStar Preferred

     In connection with issuance of its 12% redeemable preferred shares, Former GulfStar granted, to the holders of the preferred shares, warrants for the purchase of 8,098 shares of Former GulfStar's common stock at a rate of $.01 per share.

     Of the proceeds received from issuance of the preferred shares, $3,884 was assigned to the warrants and credited to additional paid-in capital in the accompanying consolidated financial statements. Such value is being accreted to redeemable preferred stock using the interest method over the period from issuance to mandatory redemption. These warrants were exercised in 1997 in connection with the GulfStar merger.

     In conjunction with the merger of GulfStar into a direct subsidiary of Capstar Broadcasting in July 1997, Capstar Radio redeemed all of the outstanding shares of redeemable preferred stock of GulfStar. The liquidation value as of the date of redemption was approximately $29 million, which included $2,817 in accumulated dividends. The redemption resulted in a charge to additional paid-in capital of $5,378, for the amount that the liquidation value exceeded the carrying value.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

10. NONCASH COMPENSATION EXPENSE:

  Warrants

     During 1996 and 1997, the Company issued warrants to the Company's Chief Executive Officer pursuant to the terms of a stockholder's agreement executed on October 16, 1996 between the Company, the Company's Chief Executive Officer and Capstar Broadcasting's principal stockholder. Under the terms of the agreement, upon the sale of additional shares of Capstar Broadcasting common stock to its principal stockholder, the Company's Chief Executive Officer is entitled to receive, for no additional consideration, warrants entitling him to purchase additional shares of Capstar Broadcasting common stock (Class C). The warrants were issued at an exercise price equal to the fair market value of the underlying stock at the date of issue, increased at an annual rate of 8% per year. The warrants expire ten years from the date of issue. Certain of the warrants can be exercised at any time prior to the expiration date. The remaining warrants cannot be exercised prior to the date upon which distributions (cash or marketable securities) have been made to the Company's principal stockholder equal to an internal rate of return of at least 30% on each investment (the "Triggering Event"). Following is a summary of the warrants issued in connection with this agreement.

                                                       NUMBER OF SHARES (IN 000'S)
                                                      ------------------------------
                                 EXERCISE PRICE                        EXERCISABLE       PRINCIPAL
                                   PER SHARE                         UPON TRIGGERING    STOCKHOLDER
        DATE ISSUED           (EXCLUDING INTEREST)    EXERCISABLE         EVENT         INVESTMENT
        -----------           --------------------    -----------    ---------------    -----------
October 16, 1996............         $10.00              744,000         186,000          $90,000
February 20, 1997...........          11.00              204,256          51,063           34,800
July 8, 1997................          13.30               98,797         224,323           75,000
                                                       ---------         -------
                                                       1,047,051         461,386
                                                       =========         =======

     The Company has accounted for these warrants as variable in accordance with Accounting Principles Board ("APB") Opinion No. 25 and recognized noncash compensation expense of approximately $744 and $1,825 in 1996 and 1997, respectively.

     In April 1998, the warrants were amended and restated, such that (i) the exercise price of the warrants is $14.40, $15.40 and $18.10 for the warrants issued on October 16, 1996, February 20, 1997 and July 8, 1997, respectively, and (ii) the warrants which were exercisable upon the triggering event are exercisable on the earlier to occur of June 30, 2001 or a sale of the Company as defined in the Amended and Restated Warrant Agreement.

     Through March 31, 1998, Capstar Broadcasting's principal stockholders contributed additional equity totaling approximately $557,000 for which approximately 560,000 shares of Class B Common Stock and 40.2 million shares of Class C Common Stock were issued. At this time, Capstar Broadcasting has not issued additional warrants for this contribution.

     Subsequent to March 31, 1998, Capstar Broadcasting's principal stockholders contributed additional equity totaling $76,702 for which approximately 1.9 million and 3.6 million shares of Class B and Class C Common Stock, respectively, were issued. In addition, the Company issued 187,969 and 500,000 warrants to the Company's principal stockholder at a fixed exercise price of $17.10 and $14.00, respectively. The Company also issued 300,000 warrants at fixed exercise prices of $14.00 to other individuals. The terms of the 187,969 warrants are identical to the portion of the amended and restated warrants discussed above which are exercisable on the earlier to occur of June 30, 2001 or a sale of the Company. The remaining warrants are only exercisable upon the occurrence of a certain triggering event. Certain of these warrants have variable terms and therefore the Company expects to record additional noncash compensation expense in future periods

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

based upon the difference between the fair value or the Company's Common Stock and the exercise price of the Warrants.

  Stock Subscriptions

     Former GulfStar issued 623 and 713 shares of common stock in 1995 and 1996, respectively, for prices ranging from approximately $280 to $3,090 per share. In each case, Former GulfStar received recourse and non-recourse notes for 25% and 75% of the purchase price, respectively.

     Former GulfStar applied APB Opinion No. 25 in accounting for the stock issued for non-recourse notes. The compensation cost charged against income was approximately $5,432 and $8,750 in 1996 and 1997, respectively. For certain of the sales to employees during 1996, compensation expense is considered unearned until Former GulfStar's rights to repurchase the shares expire in accordance with the terms of underlying securities purchase agreement. Such rights expired during 1997 upon the merger of Former GulfStar and the Company.

     In conjunction with the acquisition of Former GulfStar by the Company in July 1997, all of Former GulfStar's then outstanding common stock and stock subscriptions were exchanged for the Company's common stock and stock subscriptions.

11. STOCK OPTIONS:

     In June 1997, the Company adopted the 1997 Stock Option Plan (the "Plan") providing for the granting of options to purchase shares of the Company's common stock to the Company's key employees and eligible non-employees, as defined by the Plan and determined by the Company's Board Directors. The Plan replaced the prior stock option plan. The Company applies APB Opinion No. 25 and related interpretations in accounting for the Plan. In 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation," which, if adopted by the Company, would change the methods the Company applies in recognizing the cost of the Plan. Adoption of the cost recognition provisions of SFAS No. 123 is optional and the Company has decided not to elect these provisions of SFAS No. 123. However, pro forma disclosures as if the Company adopted the cost recognition provisions of SFAS No. 123 in 1995 are required by SFAS No. 123 and are presented below.

     As of December 31, 1997, an aggregate of 2,200,000 shares was approved for issuance under the Plan. The Company intends to increase the number of shares approved for issuance under the Plan to 4,700,000 in connection with the public offering of its Class A Common Stock. The Plan provides for the issuance of both Incentive Stock Options ("ISOs") as well as options not qualifying as ISOs within the meaning of the Internal Revenue Code of 1986, as amended. At the time of the grant, the Company's Board of Directors determines the exercise price and vesting schedules. Under the terms of the Plan, the option price per share of ISOs to a person who, at the time such ISO is granted, owns shares of the Company or any Related Entity, which possess more than 10% of the total combined voting power of all classes of shares of the Company or of any related entity, the option exercise price shall not be less than 110% of the fair market value per share of common stock at the date the option is granted. Options may not be granted with a term beyond June 2007. Generally, 20% of each option is exercisable one year after the grant and an additional 1/60th becomes exercisable each month thereafter.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     A summary of the status of option activity under the Plan and related information follows:

                                                        YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------
                                                     1996                    1997
                                             --------------------   ----------------------
                                                        WEIGHTED-                WEIGHTED-
                                                         AVERAGE                  AVERAGE
                                                        EXERCISE                 EXERCISE
                                              SHARES      PRICE       SHARES       PRICE
                                             --------   ---------   ----------   ---------
Outstanding at beginning of year...........        --    $   --        373,743    $10.00
Granted....................................   373,743     10.00      1,407,384     12.40
Exercised..................................        --        --             --        --
Expired....................................        --        --        107,225     10.30
                                             --------    ------     ----------    ------
Outstanding at end of year.................   373,743    $10.00      1,673,902    $12.00
                                             ========               ==========
Options exercisable at end of year.........        --                   92,204
                                             ========               ==========
Weighted-average grant-date fair value of
  options granted..........................  $   1.61               $     3.37
                                             ========               ==========

     As required by SFAS No. 123, pro forma information regarding net loss has been determined as if the Company had accounted for its stock options under the fair value method. The fair value for these options was estimated as of the date of grant using a minimum value option pricing model with the following weighted-average assumptions for 1996 and 1997, respectively; risk free interest rates of 5.84% and 6.16%; no dividend; and weighted-average expected lives of the options of three and five years.

     The minimum value option valuation model with a near zero volatility results in an option value similar to the option value that would result from using the Black-Scholes option valuation model with a near zero volatility. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and which are fully transferable. In addition, option valuation models, in general, require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different than those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The impact on the pro forma results which follow may not be representative of compensation expense in future years when the effect of the amortization of multiple awards may be reflected in the amounts. Had the Company adopted the cost provision of SFAS No. 123, net loss for 1996 and 1997 would approximate the pro forma amounts below:

                                                 YEAR ENDED DECEMBER 31,
                                                 ------------------------
                                                    1996          1997
                                                 ----------    ----------
Net loss:
  As reported..................................   $ 11,957      $ 45,740
  Pro forma....................................     12,158        46,972

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table summarizes information about options outstanding at December 31, 1997:

                                OPTIONS OUTSTANDING                                      OPTIONS
-----------------------------------------------------------------------------------    EXERCISABLE
                                             WEIGHTED-                    NUMBER       -----------
                              NUMBER          AVERAGE      WEIGHTED    EXERCISABLE      WEIGHTED
        RANGE OF          OUTSTANDING AT     REMAINING     AVERAGE          AT           AVERAGE
        EXERCISE           DECEMBER 31,     CONTRACTUAL    EXERCISE    DECEMBER 31,     EXERCISE
         PRICES                1997            LIFE         PRICE          1997           PRICE
        --------          --------------    -----------    --------    ------------    -----------
$ 7.10-$ 7.10...........       46,567(1)        4.2         $ 7.10            --         $   --
 10.00- 10.00...........      279,350           8.9          10.00        92,204          10.00
 11.00- 11.00...........      443,536           5.1          11.00            --             --
 13.30- 13.30...........      904,449           5.7          13.30            --             --
                            ---------           ---         ------        ------         ------
                            1,673,902           6.0         $12.00        92,204         $10.00
                            =========                                     ======

---------------

(1) These options were assumed by the Company as part of the merger with Former GulfStar and were accounted for as a portion of the acquisition of minority interest.

     In April 1998, the Company granted 585,340 options at an exercise price of $17.50. Accordingly, the Company will record compensation expense for the difference between $17.50 and the initial public offering price.

12. INCOME TAXES:

     All of the Company's revenues were generated in the United States. The components of the provision (benefit) for income taxes are as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1995      1996        1997
                                                        ------    -------    --------
Current:
  Federal.............................................  $  999    $(1,112)   $    162
  State...............................................      98        243         316
Deferred:
  Federal.............................................     (59)       503     (11,168)
  State...............................................      (6)        44      (1,030)
                                                        ------    -------    --------
Total provision (benefit).............................  $1,032    $  (322)   $(11,720)
                                                        ======    =======    ========

     Approximately $707 and $1,473 of benefit for income taxes was allocated to an extraordinary loss on early extinguishment of debt in the accompanying consolidated statements of operations for the years ended December 31, 1996 and 1997, respectively. For purposes of the foregoing components of provision (benefit) for income taxes, such intra-period allocation is treated to have affected the deferred components.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     Income tax expense (benefit) differs from the amount computed by applying the federal statutory income tax rate of 35% to income (loss) before income taxes and extraordinary items for the following reasons:

                                                           YEAR ENDED DECEMBER 31,
                                                        -----------------------------
                                                         1995      1996        1997
                                                        ------    -------    --------
U.S. federal income tax at statutory rate.............  $  911    $(3,882)   $(16,965)
State income taxes, net of federal benefit............      61        189      (1,478)
Nondeductible compensation expense....................      --      1,847       3,325
Other items, primarily nondeductible expenses and
  deferred tax adjustments............................      60      1,524       3,398
                                                        ------    -------    --------
                                                        $1,032    $  (322)   $(11,720)
                                                        ======    =======    ========

     The net deferred tax liability consists of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Deferred tax liabilities:
  Property and equipment and intangible asset basis
     differences and related depreciation and
     amortization...........................................  $106,132    $198,025
Deferred tax assets:
  Miscellaneous.............................................     1,055       4,307
  Unamortized discount on long-term debt....................        54       8,150
  Net operating loss carryforwards..........................    22,974      32,351
                                                              --------    --------
          Total deferred tax assets.........................    24,083      44,808
  Valuation allowance for deferred tax assets...............    (1,559)     (7,205)
                                                              --------    --------
          Net deferred tax asset............................    22,524      37,603
                                                              --------    --------
          Net deferred tax liability........................  $ 83,608    $160,422
                                                              ========    ========

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. The Company expects the majority of deferred tax assets at December 31, 1997 to be realized as a result of the reversal during the carryforward period of existing taxable temporary differences giving rise to deferred tax liabilities and the generation of taxable income in the carryforward period.

     At December 31, 1997, the Company had net operating loss carryforwards of approximately $81,500, including approximately $69,500 acquired in connection with the acquisition of certain subsidiaries. The acquired net operating losses are SRLY to the acquired subsidiaries that generated the losses. If not previously utilized, net operating loss carryforwards expire at various dates from 1999 through 2012. Management considers that it is more likely than not that a portion of these loss carryforwards will not ultimately be realized, and has recorded a related valuation allowance as of December 31, 1997.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

13. COMMITMENTS AND CONTINGENCIES:

  Guarantees of Indebtedness

     As of December 31, 1997, the Company had guaranteed the indebtedness of a limited liability company in the amount of $28,600 and, subsequent to March 31, 1998, the Company guaranteed the indebtedness of another limited liability company in the amount of $26,000. The Company holds a 30% non voting equity interest in each of these entities, and may in the future be required to repay such indebtedness.

  Employee Benefit Plan

     During 1997, the Company established a 401(k) Plan for the benefit of all eligible employees. Eligible participants under this plan are defined as all full-time employees with three months of service. All eligible participants may elect to contribute a portion of their compensation to the plan subject to Internal Revenue Service limitations. The Company makes matching contributions to the plan at a rate of 25%, to an annual maximum of 6% of each participant's annual salary. Contribution expense under the plan was $300 for the year ended December 31, 1997.

  Leases

     The Company leases real property, office space, broadcasting and office equipment under various noncancelable operating leases. Certain of the Company's operating leases contain escalation clauses, renewal options and/or purchase options. Rent expense was approximately $290, $913 and $2,490 for the years ended December 31, 1995, 1996 and 1997, respectively.

     Future minimum payments under noncancelable operating lease are as follows:

                                                   OPERATING
                                                    LEASES
                                                   ---------
1998.............................................  $   3,186
1999.............................................      2,745
2000.............................................      2,276
2001.............................................      1,819
2002.............................................      1,520
Thereafter.......................................      4,544
                                                   ---------
          Total minimum lease payments...........  $  16,090
                                                   =========

  Employment Agreements

     The Company has employment agreements with its executive officers and certain members of management, the terms of which expire at various times through December 2002. Such agreements provide for minimum salary levels, which may be adjusted from time to time, as well as for incentive bonuses which are payable if specified management goals are attained. The aggregate commitment for future salaries at December 31, 1997, excluding bonuses, was approximately $11,731.

  Legal

     The Company is subject to various legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material impact on the consolidated financial position or results of operations or cash flows of the Company.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Impact of the Year 2000 Issue

     The Year 2000 Issue is whether the Company's computer systems will properly recognize date sensitive information when the year changes to 2000, or "00." Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. The Company uses purchased software programs for a variety of function, including general ledger, accounts payable and accounts receivable accounting packages. Responsibility for Year 2000 compliance has been analyzed and testing is currently ongoing for many of the financial applications, individual work stations, and broadcasting systems. Preliminary tests on applications have proven them to be compliant, but further testing is warranted. The Company believes that the Year 2000 Issue will not pose significant operational problems for the Company's computer systems and, therefore, will not have a material impact on the financial position or the operations of the Company.

  Other

     The Company is partially self-insured for employee medical insurance risks, subject to specific retention levels. Self-insurance costs are accrued based upon the aggregate of the estimated liability for reported claims and estimated liabilities for claims incurred but not reported. The Company has recorded approximately $183, $516 and $2,658 for self-insurance costs for the years ended December 31, 1995, 1996 and 1997, respectively.

14. RELATED PARTY TRANSACTIONS:

  Monitoring and Oversight Agreement

     The Company has entered into a monitoring and oversight agreement (the "Monitoring and Oversight Agreement") with Hicks, Muse & Co. Partners, L.P. ("Hicks Muse Partners"). Pursuant thereto, the Company has agreed to pay to Hicks Muse Partners an annual fee for ongoing financial oversight and monitoring services. The annual fee is adjustable upward or downward at the end of each fiscal year to an amount equal to 0.2% of the budgeted consolidated annual net sales of the Company for the then-current fiscal year; provided, that such fee shall at no time be less that $100 per year.

     The Monitoring and Oversight Agreement makes available on an ongoing basis the resources of Hicks Muse Partners concerning a variety of financial matters. The services that have been and will continue to be provided by Hicks Muse Partners could not otherwise be obtained by the Company without the addition of personnel or the engagement of outside professional advisors.

  Financial Advisory Agreement

     The Company is a party to a financial advisory agreement (the "Financial Advisory Agreement") with Hicks Muse Partners. Pursuant to the Financial Advisory Agreement, Hicks Muse Partners is entitled to receive a fee equal to 1.5% of the transaction value (as defined in the Financial Advisory Agreement) for each add-on transaction (as defined) in which the Company or any of its subsidiaries is involved.

     Pursuant to the Financial Advisory Agreement, Hicks Muse Partners provides investment banking, financial advisory and other similar services with respect to the add-on transactions in which the Company is involved. Such transactions require additional attention beyond that required to monitor and advise the Company on an ongoing basis and accordingly the Company pays separate financial advisory fees with respect to such matters in addition to those paid in connection with the Monitoring and Oversight Agreement. The services that have been and will continue to be provided by Hicks Muse Partners could not have otherwise been obtained by the Company without the addition of personnel or the engagement of outside professional advisors. The Company paid or accrued a financial advisory fee to Hicks Muse Partners in the amount of approximately $3,475 and $10,947 for the years ended December 31, 1996 and 1997, respectively.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  Former GulfStar

     On April 16, 1996, Former GulfStar acquired all of the outstanding capital stock of Sonance Communications, Inc. ("Sonance") in exchange for 542 shares of Former GulfStar's Class C common stock, 1,626 shares of Former GulfStar's Class A common stock and approximately $619 of cash. Total consideration for the acquisition, including acquisition costs, was approximately $1,065. The primary assets of Sonance were broadcasting properties. Liabilities of Sonance assumed by Former GulfStar in connection with the acquisition were approximately $7,627. The controlling stockholder of Former GulfStar is a family member of the controlling stockholder of Sonance. The majority stockholder of Former GulfStar, who is a family member of both the controlling stockholder of Former GulfStar and the controlling stockholder of Sonance, was also the majority stockholder of Sonance.

     Former GulfStar recorded a charge of approximately $771 during 1996 in connection with the write-off of a receivable from an entity owned by a family member of the controlling stockholder of Former GulfStar. The charge is included in other expense in the accompanying consolidated statement of operations.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments for which the estimated fair value of the instrument differs significantly from its carrying amount at December 31, 1996 and 1997. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                        1996                     1997
                                                --------------------    ----------------------
                                                CARRYING      FAIR      CARRYING       FAIR
                                                 VALUE       VALUE        VALUE        VALUE
                                                --------    --------    ---------    ---------
Long-term debt -- 1997 Capstar Partners, and
  1997 and 1995 Capstar Radio Notes...........  $(76,672)   $(76,672)   $(446,044)   $(494,596)
Interest rate swap............................        --          --           --         (320)
Redeemable preferred stock....................        --          --     (101,493)    (116,000)

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

          Cash and short-term debt, and accounts receivable and payable: the carrying amount approximates fair value because of the short maturity of these instruments.

          Long-term debt: The fair value of the Company's 1997 Capstar Partners and 1997 and 1995 Capstar Radio Notes are based on quoted market prices. As amounts outstanding under the Company's Credit Facility agreements bear interest at current market rates, their carrying amounts approximate fair market value.

          Interest rate swaps: The fair value of the interest rate swap is estimated by obtaining quotations from brokers. The fair value is an estimate of the amounts that the Company would receive (pay) at the reporting date if the contracts were transferred to other parties or canceled by the broker.

          Redeemable preferred stock of Former GulfStar: The fair value is estimated based on quoted market prices.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

16. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                               1995        1996        1997
                                                              ------      ------      -------
Cash paid during the period for:
  Interest..................................................  $1,053      $7,558      $22,869
  Income taxes..............................................     200         999          230
Noncash investing and financing activities:
  Financed property and equipment purchases.................      --          89        2,537
  Book value of assets exchanged in connection with
     broadcast property acquisition.........................      --         471           --
  Dividends and accretion on preferred stock................       8       1,350        7,071
  Notes receivable and accrued interest taken in connection
     with subscribed stock..................................     333       1,757        2,725
  Financed or accrued acquisition costs.....................     542       6,569        7,095

17. SUBSEQUENT EVENTS:

     Pursuant to a merger agreement, dated August 24, 1997, between certain affiliates of Hicks Muse Partners and SFX Broadcasting, Inc. ("SFX"), Hicks Muse Partners may acquire SFX for a total cash cost of the merger, related repayment of SFX's existing indebtedness and redemption of SFX's preferred stock of approximately $2.1 billion, if completed by May 31, 1998. In January 1998, Hicks Muse Partners decided that the acquisition would be made through the Company. To collateralize the obligation under the merger agreement, the Company has placed into escrow a $100.0 million Letter of Credit. This letter of credit, which was not issued under the Credit Facility agreement, is in addition to those discussed in Note 7. Upon consummation of the merger, such letter of credit will be released to the Company. Upon consummation of the merger, SFX and its subsidiaries will own and operate or provide services to or have the right to acquire 85 radio stations (65 FM and 20 AM) in 28 markets. Pursuant to the Financial Advisory Agreement, the Company will pay Hicks Muse Partners approximately $32.2 million upon the consummation of the merger.

     Concurrently with the SFX merger, the Company will exchange one radio station in the Houston, Texas market having a deemed value of $143.2 million with Chancellor Media for three radio stations in the Austin, Texas market and two radio stations in the Jacksonville, Florida market. In addition, the Company has committed to sell 10 other radio stations in the Dallas and Houston, Texas; San Diego, California and Pittsburgh, Pennsylvania markets having an aggregate deemed market value of $494.3 million, which will be acquired in the merger with SFX, to Chancellor Media Corporation ("Chancellor Media") during the three-year period ending February 20, 2001, in exchange for radio stations identified by the Company and acquired for exchange by Chancellor Media during such period. It is anticipated that the sales price of the stations will approximate the carrying value of the radio stations exchanged. After consummation of the acquisition of SFX, Chancellor Media will provide services to such 10 radio stations under separate LMAs. Pursuant to the Financial Advisory Agreement, the Company will pay Hicks Muse Partners approximately $10.4 million in connection with the sale of the 11 stations to Chancellor Media and the sale of KKPN-FM. Additionally, as part of the merger with SFX, Chancellor Media will loan up to $250 million to the Company to be part of the financing used in the consummation of the merger.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                     ASSETS

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1997           1998
                                                              ------------   -------------
Current assets:
  Cash and cash equivalents.................................   $   70,059     $   14,235
  Accounts receivable, net of allowance for doubtful
    accounts of $2,889 and $8,142 at December 31, 1997 and
    September 30, 1998, respectively........................       40,350        114,313
  Prepaid expenses and other current assets.................        4,285         52,107
                                                               ----------     ----------
         Total current assets...............................      114,694        180,655
Property and equipment, net.................................      106,717        227,892
Intangibles and other, net..................................      881,545      4,229,507
Other non-current assets....................................       18,500         27,880
                                                               ----------     ----------
         Total assets.......................................   $1,121,456     $4,665,934
                                                               ==========     ==========

                           LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt.........................   $    1,388     $   17,020
  Accounts payable..........................................       13,641         11,517
  Accrued liabilities.......................................       16,826         64,346
  Income taxes payable......................................        2,417         63,530
                                                               ----------     ----------
         Total current liabilities..........................       34,272        156,413
Long-term debt, net of current portion (includes $150,000
  due to an affiliate at September 30, 1998)................      593,184      1,738,065
Deferred income taxes.......................................      160,422      1,154,294
                                                               ----------     ----------
         Total liabilities..................................      787,878      3,048,772
                                                               ----------     ----------
Commitments and contingencies
Redeemable preferred stock, aggregate liquidation preference of $106,560 and $115,460 at December 31, 1997 and
  September 30, 1998, respectively..........................      101,493        110,646
Series E Cumulative Exchangeable Preferred Stock, aggregate
  liquidation preference of $129,948........................           --        144,973
Stockholders' equity:
  Preferred stock, $.01 par value, 100,000,000 shares
    authorized, none issued.................................           --             --
  Common stock, Class A, voting, $.01 par value, 750,000,000 shares authorized, 2,578,839 and 33,920,754 shares
    issued and outstanding at December 31, 1997 and
    September 30, 1998, respectively........................           26            339
  Common stock, Class B, nonvoting, $.01 par value,
    150,000,000 shares authorized, 4,817,990 and 6,081,723
    shares issued and outstanding at December 31, 1997 and
    September 30, 1998, respectively........................           48             61
  Common stock, Class C, voting, $.01 par value, 150,000,000 shares authorized, 22,812,347 and 67,589,121 shares
    issued and outstanding at December 31, 1997 and
    September 30, 1998, respectively........................          228            676
  Additional paid-in capital................................      291,324      1,490,589
  Stock subscriptions receivable............................       (4,374)        (2,720)
  Unearned compensation.....................................           --           (790)
  Accumulated deficit.......................................      (55,167)      (126,612)
                                                               ----------     ----------
         Total stockholders' equity.........................      232,085      1,361,543
                                                               ----------     ----------
         Total liabilities and stockholders' equity.........   $1,121,456     $4,665,934
                                                               ==========     ==========

   The accompanying notes are an integral part of the consolidated financial statements.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                 FOR THE THREE MONTHS
                                                                 ENDED SEPTEMBER 30,
                                                              --------------------------
                                                                 1997           1998
                                                              -----------   ------------
Gross broadcast revenue.....................................  $    54,101   $    181,220
Less: agency commissions....................................       (2,854)       (19,314)
                                                              -----------   ------------
          Net broadcast revenue.............................       51,247        161,906
                                                              -----------   ------------
Operating expenses:
  Programming, technical and news...........................       12,292         27,703
  Sales and promotion.......................................       14,723         40,221
  General and administrative................................        7,931         20,715
Corporate expenses..........................................        4,294          6,181
LMA fees paid...............................................          306             51
Corporate expenses-- noncash compensation...................           --         (8,796)
Depreciation and amortization...............................        7,956         31,050
                                                              -----------   ------------
Operating income............................................        3,745         44,781
Other (income) expense:
  Interest expense (including $4,500 on affiliate debt).....       12,154         40,720
  Interest income...........................................         (143)          (436)
  Loss on investments in limited liability companies........           --         28,565
  Other, net................................................        7,606            (22)
                                                              -----------   ------------
Loss before benefit for income taxes and extraordinary
  item......................................................      (15,872)       (24,046)
Benefit for income taxes....................................       (4,920)       (10,002)
Dividends and accretion of preferred stock of
  subsidiaries..............................................        3,438          6,701
                                                              -----------   ------------
Loss before extraordinary item..............................      (14,390)       (20,745)
Extraordinary item, loss on early extinguishment of debt....        1,442             --
                                                              -----------   ------------
Net loss....................................................      (15,832)       (20,745)
Dividends and accretion on preferred stocks.................        5,379             --
                                                              -----------   ------------
Net loss attributable to common stock.......................  $   (21,211)  $    (20,745)
                                                              ===========   ============
Basic and diluted loss per common share
  Before extraordinary loss.................................  $     (0.67)  $      (0.19)
  Extraordinary loss........................................        (0.05)            --
                                                              -----------   ------------
          Net loss..........................................  $     (0.72)  $      (0.19)
                                                              ===========   ============
Weighted average common shares outstanding..................   29,581,072    107,590,949
                                                              ===========   ============

   The accompanying notes are an integral part of the consolidated financial statements.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                FOR THE NINE MONTHS
                                                                ENDED SEPTEMBER 30,
                                                              -----------------------
                                                                 1997         1998
                                                              ----------   ----------
Gross broadcast revenue.....................................  $  125,949   $  375,569
Less: agency commissions....................................      (9,545)     (37,666)
                                                              ----------   ----------
          Net broadcast revenue.............................     116,404      337,903
                                                              ----------   ----------
Operating expenses:
  Programming, technical and news...........................      27,889       63,413
  Sales and promotion.......................................      32,038       89,206
  General and administrative................................      18,968       51,516
Corporate expenses..........................................       9,399       13,996
LMA fees paid...............................................       2,437        3,372
Corporate expenses-- noncash compensation...................      10,818       13,673
Depreciation and amortization...............................      17,294       61,451
                                                              ----------   ----------
Operating income (loss).....................................      (2,439)      41,276
Other (income) expense:
  Interest expense (including $6,100 on affiliate debt).....      29,393       79,164
  Interest income...........................................        (143)      (1,846)
  Loss on investments in limited liability companies........          --       28,565
  Other, net................................................       4,155          (90)
                                                              ----------   ----------
Loss before benefit for income taxes and extraordinary
  item......................................................     (35,844)     (64,517)
Benefit for income taxes....................................      (7,758)     (15,583)
Dividends and accretion of preferred stock of
  subsidiaries..............................................       3,438       15,206
                                                              ----------   ----------
Loss before extraordinary item..............................     (31,524)     (64,140)
Extraordinary item, loss on early extinguishment of debt....       2,293        7,305
                                                              ----------   ----------
Net loss....................................................     (33,817)     (71,445)
Dividends and accretion on preferred stocks.................       7,071           --
                                                              ----------   ----------
Net loss attributable to common stock.......................  $  (40,888)  $  (71,445)
                                                              ==========   ==========
Basic and diluted loss per common share
  Before extraordinary loss.................................  $    (1.62)  $    (0.79)
  Extraordinary loss........................................       (0.10)       (0.09)
                                                              ----------   ----------
          Net loss..........................................  $    (1.72)  $    (0.88)
                                                              ==========   ==========
Weighted average common shares outstanding..................  23,825,103   80,965,457
                                                              ==========   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                FOR THE NINE MONTHS
                                                                ENDED SEPTEMBER 30,
                                                              -----------------------
                                                                1997         1998
                                                              ---------   -----------
Net cash (used in) provided by operating activities.........  $  (3,928)  $    59,739
                                                              ---------   -----------
Cash flows from investing activities:
  Proceeds on sale of broadcasting property.................     35,932       229,180
  Purchase of property and equipment........................     (8,208)      (28,005)
  Payments for acquisitions, net of cash acquired...........   (429,565)   (1,642,602)
  Payments for pending acquisitions.........................     (8,132)      (20,442)
  Other investing activities, net...........................        151        (5,329)
                                                              ---------   -----------
          Net cash used in investing activities.............   (409,822)   (1,467,198)
                                                              ---------   -----------
Cash flows from financing activities:
  Proceeds from long-term debt and credit facility..........    431,316     1,145,200
  Repayment of long-term debt and credit facility...........   (199,975)     (827,952)
  Payments of financing related costs.......................    (24,992)       (8,887)
  Proceeds from issuance of common stock....................    115,737     1,186,671
  Payments received on subscribed stock.....................         --         1,801
  Proceeds from issuance of preferred stock.................     95,071            --
  Redemption of preferred stock.............................       (811)     (135,207)
  Purchase of common stock..................................       (175)         (484)
  Dividends paid on common stock............................       (765)           --
  Dividends paid on preferred stock.........................         --        (9,507)
                                                              ---------   -----------
          Net cash provided by financing activities.........    415,406     1,351,635
                                                              ---------   -----------
Net increase (decrease) in cash and cash equivalents........      1,656       (55,824)
Cash and cash equivalents at beginning of period............      9,821        70,059
                                                              ---------   -----------
Cash and cash equivalents at end of period..................  $  11,477   $    14,235
                                                              =========   ===========

   The accompanying notes are an integral part of the consolidated financial statements.

               CAPSTAR BROADCASTING CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                          CLASS A              CLASS B              CLASS C
                                        COMMON STOCK         COMMON STOCK         COMMON STOCK
                                     ------------------   ------------------   ------------------   ADDITIONAL       STOCK
                                       NUMBER      PAR      NUMBER      PAR      NUMBER      PAR     PAID-IN     SUBSCRIPTIONS
                                     OF SHARES    VALUE   OF SHARES    VALUE   OF SHARES    VALUE    CAPITAL      RECEIVABLE
                                     ----------   -----   ----------   -----   ----------   -----   ----------   -------------
Balance at January 1, 1998.........   2,578,839   $ 26     4,817,990   $ 48    22,812,347   $228    $  291,324      $(4,374)
  Initial public offering, net of
    expenses.......................  31,000,000    310            --     --            --     --       550,998           --
  Other issuances of common
    stock..........................     157,997      2     2,463,797     25    43,796,991    438       634,959           --
  Repurchase of common stock.......     (36,363)    (1)           --     --            --     --          (483)          --
  Conversion of Class C common
    stock to Class A common
    stock..........................     220,281      2            --     --      (220,281)    (2)           --           --
  Conversion of Class B common
    stock to Class C common
    stock..........................          --     --    (1,200,064)   (12)    1,200,064     12            --           --
  Unearned compensation related to
    granting of employee stock
    options........................          --     --            --     --            --     --           878           --
  Compensation expense.............          --     --            --     --            --     --        12,776           --
  Accrued interest on stock
    subscriptions receivable.......          --     --            --     --            --     --           137         (137)
  Payments received on stock
    subscriptions receivable.......          --     --            --     --            --     --            --        1,791
  Net loss.........................          --     --            --     --            --     --            --           --
                                     ----------   ----    ----------   ----    ----------   ----    ----------      -------
Balance at September 30, 1998......  33,920,754   $339     6,081,723   $ 61    67,589,121   $676    $1,490,589      $(2,720)
                                     ==========   ====    ==========   ====    ==========   ====    ==========      =======


                                                                      TOTAL
                                       UNEARNED     ACCUMULATED   STOCKHOLDERS'
                                     COMPENSATION     DEFICIT        EQUITY
                                     ------------   -----------   -------------
Balance at January 1, 1998.........     $  --        $ (55,167)    $  232,085
  Initial public offering, net of
    expenses.......................        --               --        551,308
  Other issuances of common
    stock..........................        --               --        635,424
  Repurchase of common stock.......        --               --           (484)
  Conversion of Class C common
    stock to Class A common
    stock..........................        --               --             --
  Conversion of Class B common
    stock to Class C common
    stock..........................        --               --             --
  Unearned compensation related to
    granting of employee stock
    options........................      (878)              --             --
  Compensation expense.............        88               --         12,864
  Accrued interest on stock
    subscriptions receivable.......        --               --             --
  Payments received on stock
    subscriptions receivable.......        --               --          1,791
  Net loss.........................        --          (71,445)       (71,445)
                                        -----        ---------     ----------
Balance at September 30, 1998......     $(790)       $(126,612)    $1,361,543
                                        =====        =========     ==========

   The accompanying notes are an integral part of the consolidated financial statements.

            CAPSTAR BROADCASTING CORPORATION, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION

     Information with respect to the three and nine month periods ended September 30, 1997 and 1998 is unaudited. The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments considered necessary for a fair presentation. Operating results for the three and nine month periods ended September 30, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998, or for any other interim period. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 1997 for the Company included in the Registration Statement on Form S-1 of Capstar Broadcasting, as amended (Commission File No. 333-48819).

     The consolidated financial statements include the accounts of Capstar Broadcasting, and its direct and indirect subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Capstar Broadcasting is a holding company with no operations other than its investment in its subsidiaries.

NOTE 2 -- CHANCELLOR MERGER AGREEMENT

     Capstar Broadcasting has entered into an Agreement and Plan of Merger dated August 26, 1998 (the "Chancellor Merger Agreement"), with Chancellor Media and CBC Acquisition Company, Inc., a wholly-owned subsidiary of Capstar Broadcasting, pursuant to which Chancellor Media will be merged (the "Chancellor Merger") with and into CBC Acquisition Company, Inc. and will become a wholly-owned subsidiary of Capstar Broadcasting. The Chancellor Merger Agreement provides, among other things, that upon the consummation of the Chancellor Merger, Capstar Broadcasting will be renamed "Chancellor Media Corporation" (as such, the "Parent") and (i) each share of Class A Common Stock and Class C Common Stock issued and outstanding immediately prior to the effective time of the Chancellor Merger (the "Effective Time") (other than shares of Class A Common Stock and Class C Common Stock held as treasury shares) will be reclassified, changed and converted into 0.4800 of a validly issued, fully paid and nonassessable share of the common stock, par value $.01 per share ("Parent Voting Common Stock"), of the Parent, such exchange ratio being subject to adjustment as described in the Chancellor Merger Agreement, (ii) each share of Class B Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Class B Common Stock held as treasury shares) will be reclassified, changed and converted into 0.4800 of a validly issued, fully paid and nonassessable share of nonvoting common stock, par value $.01 per share ("Parent Nonvoting Common Stock"), of the Parent, such exchange ratio being subject to adjustment as described in the Chancellor Merger Agreement, (iii) each share of common stock, par value $.01 per share ("Chancellor Common Stock"), of Chancellor Media issued and outstanding immediately prior to the Effective Time (other than shares of Chancellor Common Stock held as treasury shares) will be converted into the right to receive one share of Parent Voting Common Stock, and (iv) each share of 7% Convertible Preferred Stock, par value $.01 per share, and $3.00 Convertible Exchangeable Preferred Stock, par value $.01 per share, in each case of Chancellor Media, will be converted into the right to receive one share of 7% Convertible Preferred Stock, par value $.01 per share ("Parent 7% Convertible Preferred Stock"), and $3.00 Convertible

            CAPSTAR BROADCASTING CORPORATION, INC. AND SUBSIDIARIES

Exchangeable Preferred Stock, par value $.01 per share (collectively with the Parent 7% Convertible Preferred Stock, the "Parent Convertible Preferred Stock"), in each case of the Parent.

     Affiliates of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse") own approximately 65% of the equity of Capstar Broadcasting on a fully-diluted basis and, after the Chancellor Merger, will own approximately 26% of the equity of the Parent on a fully-diluted basis after giving effect to the consummation of Chancellor Media's pending acquisition of Ranger Equity Holdings Corporation, the parent company of LIN Television Corporation.

     Consummation of the Chancellor Merger is subject to various conditions fully set forth in the Chancellor Merger Agreement, including, without limitation, the approval of the Chancellor Merger by a majority of the shares of Class A Common Stock that are present and entitled to vote on the Chancellor Merger at a stockholders meeting to be called by Capstar Broadcasting and which are beneficially owned by a holder other than Thomas O. Hicks, Capstar Broadcasting's Chairman of the Board, R. Steven Hicks, Capstar Broadcasting's Chief Executive Officer, or any of their respective affiliates, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of regulatory approval from the Federal Communications Commission.

     Thomas O. Hicks, R. Steven Hicks and Capstar Broadcasting Partners, L.P., an affiliate of Hicks Muse (collectively, the "Stockholders"), entered into a Voting Agreement dated August 26, 1998 (the "Voting Agreement"), with Chancellor Media, pursuant to which each of the Stockholders has agreed, among other things, to vote in favor of the Chancellor Merger, the Chancellor Merger Agreement and any other transactions contemplated by the Chancellor Merger Agreement.

     The foregoing description of the Chancellor Merger Agreement and the Voting Agreement does not purport to be complete and is qualified in its entirety by the copies of the Chancellor Merger Agreement and Voting Agreement incorporated herein by reference as exhibits to this Quarterly Report on Form 10-Q.

     On September 9, 1998, Capstar Broadcasting was notified of an action filed on behalf of all owners of securities of Chancellor Media against Chancellor Media, Hicks, Muse, Tate & Furst, Inc. ("Hicks, Muse") and the individual directors of Hicks, Muse in the Court of Chancery of the State of Delaware in and for New Castle County, Delaware. While the complaint does not name Capstar Broadcasting as a defendant, the complaint alleges that Chancellor Media and its directors breached their duties to the alleged class by entering into an "overly generous offer for Capstar assets." The action is relevant to Capstar Broadcasting because inter alia, the plaintiff seeks an injunction prohibiting the proposed Chancellor Merger with Capstar Broadcasting. As Capstar Broadcasting is not a defendant in this action, Capstar Broadcasting has no obligation to appear or participate.

NOTE 3 -- RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Restated Information," which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This pronouncement is effective for financial statements beginning after December 15, 1997.

     In February 1998, the FASB issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits," which significantly changes current financial statement disclosure requirements from those that were required under SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88,

            CAPSTAR BROADCASTING CORPORATION, INC. AND SUBSIDIARIES

"Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132 does not change the existing measurement or recognition provision of SFAS Nos. 87, 88 or 106. This pronouncement is effective for financial statements beginning after December 15, 1997.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This pronouncement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

     Management does not believe the implementation of these accounting pronouncements will have a material effect on its consolidated financial statements.

NOTE 4 -- INITIAL PUBLIC OFFERING BY CAPSTAR BROADCASTING

     On May 29, 1998 Capstar Broadcasting completed an initial public offering (the "Offering") in which Capstar Broadcasting sold 31,000,000 shares of its Class A Common Stock at $19.00 per share for net proceeds to Capstar Broadcasting of $551,308 after deducting underwriting discounts and commissions and offering expenses of $37,692. The shares sold by Capstar Broadcasting represented approximately 28.8% of the outstanding shares of Capstar Broadcasting on May 29, 1998. Capstar Broadcasting contributed the net proceeds from the Offering to Capstar Partners which then contributed the net proceeds from the Offering to Capstar Radio. Capstar Radio used this contribution to fund a portion of the acquisition of SFX Broadcasting, Inc., a Delaware corporation ("SFX"), as discussed in Note 5 below.

NOTE 5 -- ACQUISITIONS AND DISPOSITIONS OF BROADCASTING PROPERTIES

  SFX Acquisition and Related Transactions

     On May 29, 1998, SBI Holding Corporation, a Delaware corporation ("SFX Parent"), acquired SFX, which has been renamed Capstar Communications, Inc. ("CCI"). The acquisition was effected through the merger (the "SFX Merger") of SBI Radio Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of SFX Parent ("Sub"), with and into SFX, with SFX as the surviving corporation. The acquisition of SFX by SFX Parent resulted in a change of control of SFX. As a result of the SFX Merger, SFX became a direct wholly-owned subsidiary of Capstar Radio. The total consideration paid by the Company in the SFX Merger was approximately $1,500,000 (the "SFX Merger Consideration"), including the repayment of the outstanding balance under the existing credit facility of SFX (the "SFX Credit Facility") of approximately $313,000. Consummation of the SFX Merger and related transactions increased the Company's portfolio of stations by 67 owned and operated radio stations (50 FM and 17 AM) and two radio stations on which the Company sells commercial time.

     The SFX Merger and other related transactions, including (i) certain station acquisitions and dispositions completed contemporaneously with the SFX Merger (as discussed below), (ii) the repayment of outstanding indebtedness of SFX under the SFX Credit Facility, (iii) the redemption of approximately $154,000 aggregate principal amount of CCI's 10 3/4% Senior Subordinated Notes Due 2006 (the "10 3/4% CCI Notes") (as discussed in Note 9), and (iv) the redemption of approximately $119,600 aggregate liquidation preference of CCI's 12 5/8% Series E Cumulative Exchangeable Preferred Stock, par value $.01 per share ("CCI Series E Preferred Stock") (as discussed in Note 9), were financed with (A) the net proceeds from the Offering, (B) borrowings of $590,600 (the "Capstar Loan") under the Capstar Credit Facility (as defined in Note 9),

            CAPSTAR BROADCASTING CORPORATION, INC. AND SUBSIDIARIES

(C) borrowings of $150,000 from Chancellor Media Corporation of Los Angeles ("Chancellor Media"), an affiliate, and (D) net proceeds of approximately $221,429 from sales of certain assets.

     On February 20, 1998, Capstar Broadcasting and Chancellor Media entered into a Letter Agreement (the "Chancellor Exchange Agreement") pursuant to which Capstar Broadcasting agreed to exchange 11 SFX stations in the Dallas, Houston, San Diego and Pittsburgh markets ("Chancellor Exchange Stations") having an aggregate deemed market value of $637,500 for certain stations to be acquired by Chancellor Media during the three-year period ending February 20, 2001 (the "Exchange Period"). SFX station KODA-FM, which is a Chancellor Exchange Station, was exchanged for certain radio stations in the Austin, Texas and the Jacksonville, Florida markets concurrently with the consummation of the SFX Merger. The remaining Chancellor Exchange Stations will be exchanged for mid-sized market radio stations to be identified by Capstar Broadcasting and paid for by Chancellor Media. Capstar Broadcasting and Chancellor Media intend for the exchange transactions to qualify as like-kind exchanges under Section 1031 of the Internal Revenue Code of 1986, as amended (the "Code"). Capstar Broadcasting, however, bears all risks related to the tax treatment of the exchanges. Capstar Broadcasting has agreed not to solicit, initiate or encourage the submission of proposals for the acquisition of the Chancellor Exchange Stations or to participate in any discussions for such purpose during the Exchange Period, other than as contemplated under the Chancellor Exchange Agreement. Concurrently with the consummation of the SFX Merger, Chancellor Media began providing services to the Chancellor Exchange Stations (other than KODA-FM, which was acquired, via a like-kind exchange by Chancellor Media) pursuant to separate local marketing agreements ("LMAs") until such stations are exchanged. Chancellor Media retains the advertising revenues it generates while it provides services to the Chancellor Exchange Stations under such LMAs. As of September 30, 1998, the Company earned LMA fees of approximately $16,500 from the Chancellor Exchange Stations. The LMA fees earned by the Company will decrease as Chancellor Exchange Stations are exchanged. During the pendency of the Chancellor Merger (as defined), the Company does not anticipate effecting any exchanges with Chancellor Media.

     On May 21, 1998, SFX completed the acquisition of three radio stations (two FM and one AM) in the Nashville, Tennessee market from Sinclair Broadcasting Group for an aggregate purchase price of approximately $35,000 in cash (the "Nashville Purchase Price"). SFX funded the Nashville Purchase Price with excess cash on hand.

     On May 29, 1998, CCI exchanged station KODA-FM in Houston, Texas for Chancellor Media radio stations WAPE-FM and WFYV-FM in Jacksonville, Florida and approximately $90,250 in cash (the "KODA Exchange"). In an exchange under
Section 1031 of the Code, the indirect, wholly-owned subsidiaries of CCI, through a qualified intermediary, used the $90,250 in cash received from Chancellor Media to acquire radio stations KASE-FM, KVET-AM and KVET-FM in Austin, Texas. The deemed value of the KODA Exchange was $143,250.

     On May 29, 1998, due to governmental restrictions on multiple station ownership, the Company completed the sale of the assets of four radio stations (three FM and one AM) in the Greenville, South Carolina market for approximately $35,000 in cash to Clear Channel Radio, Inc.

     On May 29, 1998, due to governmental restrictions on multiple station ownership, the Company assigned the assets of four radio stations (two FM and two AM) in the Fairfield, Connecticut market, subject to a right of repurchase, with an aggregate fair market value at such date of approximately $15,000 to a trust, whose trustee is Henry M. Rivera (the "Trustee") and whose beneficiary is Capstar Broadcasting. Concurrently with such assignment, the Company contributed its right to repurchase such assets to Upper Fairfield Radio, L.L.C. ("Upper Fairfield") in exchange for all of the outstanding ownership interests in Upper Fairfield. Subject to approval by the Federal Communications Commission ("FCC"), it is expected that the Trustee will sell the assets to Upper Fairfield for approximately $14,900 and the Company will sell its voting interest in

            CAPSTAR BROADCASTING CORPORATION, INC. AND SUBSIDIARIES

Upper Fairfield to BBR II, L.L.C. for $150. After the sale of the assets to Upper Fairfield, the Trustee will distribute the proceeds to the Company. The Company will retain a non-voting interest in Upper Fairfield.

     On May 29, 1998, due to governmental restrictions on multiple station ownership, CCI completed the sale of the assets of one FM radio station in the Daytona Beach, Florida market for consideration of approximately $11,500 in cash to Clear Channel Metroplex, Inc. and Clear Channel Metroplex Licensee, Inc.

     On May 29, 1998, due to governmental restrictions on multiple station ownership, CCI completed the sale of the assets of four radio stations (three FM and one AM) in the Long Island, New York market for an aggregate sale price of $46,000 in cash to Cox Radio, Inc.

     On May 29, 1998, due to governmental restrictions on multiple station ownership, CCI completed the sale of the assets of one FM radio station in the Houston, Texas market for $54,000 in cash to HBC Houston, Inc. and HBC Houston License Corporation. Pursuant to an agreement with Chancellor Media, CCI paid 50% of the sale proceeds in excess of $50,000, approximately $1,700, to Chancellor Media.

  Other Acquisitions and Dispositions

     In addition to the SFX Merger and the other related transactions described above, during the nine months ended September 30, 1998, the Company acquired 27 AM and 50 FM radio stations and related broadcast equipment through several acquisitions, all of which have been accounted for under the purchase method of accounting. Accordingly, the purchase price has been allocated to the assets and liabilities acquired based upon their fair values at the date of acquisition. The excess purchase price over the fair value of net tangible assets acquired is allocated to intangible assets, primarily FCC licenses. The results of operations associated with the acquired radio stations have been included in the accompanying consolidated financial statements from the dates of acquisition.

     Acquisition activity during the nine months ended September 30, 1998 was as follows. All consideration paid for the acquisitions scheduled below consisted solely of cash and promissory notes, except for one of the stations acquired from Americom, the Jacor acquisition and the Boswell acquisition which were exchanges of like-kind assets.

                                           STATIONS
                                           ACQUIRED
                                           ---------     DATE OF
TRANSACTION                                AM    FM    ACQUISITION   PURCHASE OF       COST
-----------                                ---   ---   -----------   ------------   ----------
Patterson Broadcasting...................  14    25    January       Common Stock   $  227,186
Quass Broadcasting.......................   1     2    January       Common Stock       16,281
Knight Radio.............................   3     5    January       Assets             66,180
East Penn Broadcasting...................   1    --    January       Assets              2,010
Commonwealth Broadcasting................   1     2    February      Assets              5,514
Brantly Broadcast Associates.............  --     1    February      Assets              1,735
KOSO.....................................  --     1    April         Assets              8,472
Americom.................................   1     3    April         Assets             26,662
KDOS LP..................................   1     1    April         Assets              3,532
Grant....................................   1    --    May           Assets              3,440
SFX......................................  17    50    May           Common Stock    1,274,656
Class Act................................  --     1    June          Assets              1,068
KRNA.....................................  --     1    June          Assets              6,398
University of Alaska.....................  --     1    June          Assets                221
ARS......................................   2     2    July          Assets              6,505

            CAPSTAR BROADCASTING CORPORATION, INC. AND SUBSIDIARIES

                                           STATIONS
                                           ACQUIRED
                                           ---------     DATE OF
TRANSACTION                                AM    FM    ACQUISITION   PURCHASE OF       COST
-----------                                ---   ---   -----------   ------------   ----------
Dynacom..................................  --     2    July          Assets              5,923
Jacor....................................   1    --    August        Assets              5,000
Ogallala Broadcasting....................   1     2    September     Assets              3,850
Boswell..................................  --     1    September     Assets             11,750
                                                                                    ----------
                                                                                    $1,676,383
                                                                                    ==========

     Additionally, in April 1998, the Company acquired Prophet Systems, Inc., a manufacturer, seller and distributor of combination hardware-software devices which permit the remote programming of radio station broadcasts, for aggregate consideration of approximately $15,000 in cash. Pursuant to the asset purchase agreement, Capstar Broadcasting will issue 285,714 shares of Class A Common Stock, upon the satisfaction of certain conditions contained in the asset purchase agreement.

     The acquisitions during the nine months ended September 30, 1998 are summarized in the aggregate as follows:

                                                                  FOR THE
                                                                NINE MONTHS
                                                                   ENDED
                                                               SEPTEMBER 30,
                                                                   1998
                                                               -------------
Consideration:
  Cash and notes............................................    $1,583,053
  Acquisition costs.........................................        72,149
  Assets exchanged..........................................        21,181
                                                                ----------
          Total.............................................    $1,676,383
                                                                ==========
Assets acquired and liabilities assumed:
  Cash......................................................    $   16,488
  Accounts receivable.......................................        89,642
  Prepaid expenses and other................................       111,938
  Property and equipment....................................       125,360
  Intangible assets.........................................     3,614,399
  Accounts payable..........................................       (11,960)
  Accrued liabilities.......................................      (135,257)
  Deferred income taxes.....................................    (1,038,369)
  Long-term debt............................................      (812,253)
  Preferred stock...........................................      (283,605)
                                                                ----------
          Total.............................................    $1,676,383
                                                                ==========

     In addition to the SFX Merger and other related transactions described above, during the nine months ended September 30, 1998, the Company disposed of 6 AM and 11 FM radio stations and related broadcast equipment through several dispositions for aggregate consideration of approximately $116,369, including $85,038 in cash, $10,150 in notes and $21,181 in broadcast properties. The carrying value of net assets sold related to these stations approximated the consideration received.

     The following unaudited proforma summary presents the consolidated results of operations for the nine months ended September 30, 1997 and 1998 as if the acquisitions and dispositions completed through

            CAPSTAR BROADCASTING CORPORATION, INC. AND SUBSIDIARIES

September 30, 1998 had occurred at the beginning of 1997. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions and dispositions been made as of that date or of results which may occur in the future.

                                                               FOR THE NINE MONTHS
                                                               ENDED SEPTEMBER 30,
                                                              ---------------------
                                                                1997        1998
                                                              ---------   ---------
Net revenue.................................................  $ 415,415   $ 459,001
                                                              =========   =========
Loss before extraordinary item..............................   (104,555)   (117,364)
                                                              =========   =========
Net loss....................................................   (106,848)   (124,669)
                                                              =========   =========
Basic and diluted loss per common share before extraordinary
  loss......................................................      (1.29)      (1.45)
                                                              =========   =========
Net loss attributable to common stock.......................   (112,227)   (124,669)
                                                              =========   =========
Basic and diluted loss per common share.....................      (1.39)      (1.54)
                                                              =========   =========

     Subsequent to September 30, 1998, the Company acquired 1 AM and 3 FM radio stations and related broadcast equipment through several acquisitions for aggregate consideration in cash of approximately $24,935. The acquisitions were funded with borrowings under the Capstar Credit Facility (as defined) and available cash on hand.

     On July 23, 1998, Capstar Radio agreed to acquire Triathlon Broadcasting Corporation ("Triathlon"; Nasdaq: TBCOA, TBCOL) in a transaction valued at approximately $190,000. Capstar Radio will pay approximately $130,000 in cash to acquire all of the outstanding shares of common and preferred stock of Triathlon and will assume approximately $60,000 of debt. Triathlon owns and operates or programs 32 stations in six markets: Wichita, Kansas (4 FM and 2 AM); Colorado Springs, Colorado (2 FM/2 AM); Lincoln, Nebraska (4 FM); Omaha, Nebraska (3 FM/1
AM); Spokane, Washington (5 FM/3 AM); and Tri-Cities, Washington (4 FM/2 AM). Triathlon also owns Pinnacle Sports Productions, L.L.C., a regional sports network that controls the rights to University of Nebraska football and other sports events.

     Additionally, the Company has entered into five agreements to acquire 17 additional radio stations (4 AM and 13 FM) and related broadcast equipment for aggregate consideration in cash of approximately $29,200. The Company currently operates 13 of these stations under either LMA's or joint sales agreements.

            CAPSTAR BROADCASTING CORPORATION, INC. AND SUBSIDIARIES

NOTE 6 -- PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                     DEPRECIABLE
                                     DEPRECIATION       LIFE       DECEMBER 31,   SEPTEMBER 30,
                                        METHOD         (YEARS)         1997           1998
                                     -------------   -----------   ------------   -------------
Buildings and improvements.........  Straight-line      5-20         $ 17,006       $ 39,813
Broadcasting and other Equipment...  Straight-line      3-20           85,481        192,270
Equipment under capital lease
  Obligations......................  Straight-line       3-5            1,356          1,012
                                                                     --------       --------
                                                                      103,843        233,095
Accumulated depreciation and
  Amortization.....................                                   (10,336)       (22,189)
                                                                     --------       --------
                                                                       93,507        210,906
Land...............................                                    13,210         16,986
                                                                     --------       --------
                                                                     $106,717       $227,892
                                                                     ========       ========

     Depreciation and amortization expense of property and equipment for the nine months ended September 30, 1997 and 1998 was approximately $6,398 and $12,165, respectively.

NOTE 7 -- INTANGIBLES

     Intangibles consist of the following:

                                                    AMORTIZABLE
                                   AMORTIZATION        LIFE       DECEMBER 31,   SEPTEMBER 30,
                                      METHOD          (YEARS)         1997           1998
                                  ---------------   -----------   ------------   -------------
FCC licenses....................  Straight-line          40         $861,502      $4,163,666
Goodwill........................  Straight-line          40            2,784          65,844
Noncompete agreements...........  Straight-line         1-3            6,115          14,282
Organization costs..............  Straight-line           5            3,040             453
Deferred financing costs........  Interest Method        --           21,358          26,364
Other...........................  Straight-line         3-5            6,700           8,608
                                                                    --------      ----------
                                                                     901,499       4,279,217
Accumulated amortization........                                     (25,888)        (70,152)
                                                                    --------      ----------
                                                                     875,611       4,209,065
Pending acquisition costs.......                                       5,934          20,442
                                                                    --------      ----------
                                                                    $881,545      $4,229,507
                                                                    ========      ==========

     Amortization expense of intangible assets for the nine months ended September 30, 1997 and 1998 was approximately $10,896 and $49,286 respectively.

            CAPSTAR BROADCASTING CORPORATION, INC. AND SUBSIDIARIES

NOTE 8 -- ACCRUED LIABILITIES

     Accrued liabilities consists of the following:

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1997           1998
                                                              ------------   -------------
Accrued compensation........................................    $ 4,252         $ 3,595
Accrued acquisition costs...................................      5,284           5,118
Accrued interest............................................        960          20,533
Accrued commissions.........................................      2,403           9,340
Barter payable..............................................      1,082           4,531
Deferred revenues...........................................        537           2,476
Accrued music license fees..................................        425           1,719
Accrued loss in limited liability companies.................         --           3,541
Other.......................................................      1,883          13,493
                                                                -------         -------
                                                                $16,826         $64,346
                                                                =======         =======

NOTE 9 -- LONG-TERM DEBT AND REDEEMABLE PREFERRED STOCK

                                                              DECEMBER 31,   SEPTEMBER 30,
                                                                  1997           1998
                                                              ------------   -------------
Capstar Credit Facility.....................................    $141,700      $  886,000
12 3/4% Capstar Partners Notes, $277,000 principal,
  including unamortized discount of $93,728, due 2009.......     166,991         183,272
9 1/4% Capstar Radio Notes, $200,000 principal, including
  unamortized discount of $724, due 2007....................     199,238         199,276
13 1/4% Capstar Radio Notes.................................      79,816              --
Chancellor Note (due to an affiliate).......................          --         150,000
10 3/4% CCI Notes, $450,000 principal, including unamortized
  premium of $30,100, due 2006..............................          --         324,234
Capital lease obligation and other notes payable at various
  interest rates............................................       6,827          12,303
                                                                --------      ----------
                                                                 594,572       1,755,085
Less current portion........................................      (1,388)        (17,020)
                                                                --------      ----------
                                                                $593,184      $1,738,065
                                                                ========      ==========

     In connection with the SFX Merger, Capstar Radio, as the borrower, entered into a new credit agreement, dated as of May 29, 1998 (the "Capstar Credit Facility"), with Capstar Broadcasting, Capstar Partners, and the financial institutions party thereto. The Capstar Credit Facility consists of a $500,000 revolving loan, a $450,000 term loan facility (the "A Term Loan") and a $400,000 term loan (the "B Term Loan"). The Capstar Credit Facility also contains mechanisms that permit Capstar Radio to request additional term loans and revolving credit loans in an aggregate amount up to $550,000; provided, however, that all such additional loans are subject to future commitment availability and approval from the banks and are not currently available under the Capstar Credit Facility. The revolving loan matures on November 30, 2004. The A Term Loan provides for scheduled loan repayments from August 31, 1999 to November 30, 2004. The B Term Loan provides for scheduled loan repayments from August 31, 1998 to May 31, 2005. Up to $150,000 of the revolving loan commitment is available to Capstar Radio for the issuance of letters of credit. As of September 30, 1998, $451,590 was available for borrowing under the Capstar Credit Facility. Due to the

            CAPSTAR BROADCASTING CORPORATION, INC. AND SUBSIDIARIES

Company replacing its previous credit facility with the Capstar Credit Facility, an extraordinary loss, net of tax, of approximately $2,605 was recognized in the second quarter of 1998.

     The revolving loans and the term loans bear interest at a rate based, at the option of Capstar Radio, on (i) a base rate defined as the higher of 1/2 of 1% in excess of the federal reserve reported certificate of deposit rate or the administrative agent bank's prime lending rate, plus an incremental rate or (ii) the Eurodollar rate, plus an incremental rate. The weighted-average interest rates on revolving loans outstanding at September 30, 1998 was 7.9%. Capstar Radio pays fees ranging from 0.25% to 0.50% per annum on the aggregate unused portion of the loan commitment based on the leverage ratio for the most recent quarter end. In addition, Capstar Radio is required to pay letter of credit fees.

     The Capstar Credit Facility contains customary restrictive covenants, which, among other things and with certain exceptions, limit the ability of Capstar Radio to incur additional indebtedness and liens in connection therewith, enter into certain transactions with affiliates, pay dividends, consolidate, merge or effect certain asset sales, issue additional stock, make capital expenditures and enter new lines of business. The Capstar Credit Facility limits the ability of Capstar Radio and its subsidiaries to make additional acquisitions in excess of $200,000 on an individual basis without the prior consent of a majority of the banks. Substantially all the assets of Capstar Radio and its subsidiaries are restricted. Under the Capstar Credit Facility, Capstar Radio is also required to satisfy certain financial covenants, which require Capstar Radio and its subsidiaries to maintain specified financial ratios and to comply with certain financial tests, such as maximum leverage ratio and minimum consolidated EBITDA to consolidated net cash interest expense.

     Capstar Radio has collateralized the Capstar Credit Facility by granting a first priority perfected pledge of Capstar Radio's assets, including the capital stock of its subsidiaries, excluding the assets of CCI. Capstar Partners, Capstar Broadcasting and all of the direct and indirect subsidiaries of Capstar Partners (other than CCI) have guaranteed the Capstar Credit Facility and have collateralized their guarantees by granting a first priority perfected pledge of substantially all of their assets.

     In connection with the SFX Merger, Capstar Broadcasting, borrowed $150,000 (the "Chancellor Loan") from Chancellor Media evidenced by a note (the "Chancellor Note"). The Chancellor Note bears interest at a rate of 12% per annum (subject to increase in certain circumstances), payable quarterly, of which 5/6 is payable in cash and 1/6 is, at Capstar Broadcasting's option, either payable in cash or added to the principal amount of the Chancellor Note. In addition, Capstar Broadcasting may elect to defer the 5/6 portion payable in cash, in which case the Chancellor Note would bear interest at a rate of 14% per annum. If Capstar Broadcasting elects to pay interest when due, quarterly interest payments will equal $4,500, payable until maturity. As of September 30, 1998, the Company has incurred and paid $6,100 in interest expense. The Chancellor Note will mature on the twentieth anniversary of the date of issuance, provided that Capstar Broadcasting may prepay all or part of the outstanding principal balance and, in certain circumstances, Chancellor Media has the right to require Capstar Broadcasting to prepay part of the outstanding principal balance. The common stock of Capstar Partners was pledged by Capstar Broadcasting on a first priority basis to Chancellor Media as collateral for the Chancellor Note.

     After the consummation of the SFX Merger, CCI remained liable for the $450,000 in aggregate principal amount of the 10 3/4% CCI Notes. Interest is payable semi-annually on May 15 and November 15 of each year until maturity on May 15, 2006. The notes are unsecured obligations of CCI and are subordinate to all senior debt of CCI.

     All 2,392,022 shares of CCI Series E Preferred Stock remained outstanding after the consummation of the SFX Merger. Dividends on the CCI Series E Preferred Stock accumulate from the date of issuance at the rate per share of $12.625 per annum, and are payable semi-annually on January 15 and July 15 of each year. Dividends may be paid, at CCI's option, on any dividend payment date occurring on or before January 15,

            CAPSTAR BROADCASTING CORPORATION, INC. AND SUBSIDIARIES

2002, either in cash or in additional shares of CCI Series E Preferred Stock having a liquidation preference equal to the amount of such dividend. Subject to certain conditions, the shares of the CCI Series E Preferred Stock are exchangeable in whole or in part, on a pro rata basis, at the option of CCI, on any dividend payment date, for CCI's 12 5/8% Senior Subordinated Exchangeable Debentures due 2006 ("CCI Exchange Notes"), provided that immediately after giving effect to any partial exchange, there shall be outstanding CCI Series E Preferred Stock with an aggregate liquidation preference of not less than $50,000 and not less than $50,000 in aggregate principal amount of CCI Exchange Notes. CCI is required, subject to certain conditions, to redeem all of the CCI Series E Preferred Stock outstanding on October 31, 2006.

     On March 30, 1998, Capstar Radio announced an offer to purchase for cash any and all of its $76,808 in aggregate principal amount of its 13 1/4% Senior Subordinated Notes due 2003 (the "13 1/4% Capstar Radio Notes"). On April 28, 1998, Capstar Radio purchased all of the outstanding 13 1/4% Capstar Radio Notes for an aggregate purchase price of $90,200, including a $10,700 purchase premium and $2,700 of accrued interest, resulting in an extraordinary loss, net of tax, of approximately $4,700, which was recognized in the second quarter of 1998.

     On July 3, 1998, (i) pursuant to the terms of the indenture governing the 10 3/4% CCI Notes, CCI redeemed $154,000 aggregate principal amount of the 10 3/4% CCI Notes for an aggregate purchase price of $172,800 including a $16,600 redemption premium and $2,200 of accrued interest (The carrying value of the 10 3/4% CCI Notes approximated their fair value at the date of the SFX Merger.) and (ii) pursuant to the terms of the Certificate of Designation that governs the CCI Series E Preferred Stock (the "CCI Certificate of Designation"), CCI redeemed $119,600 aggregate liquidation preference, or 1,196,011 shares, of the CCI Series E Preferred Stock for an aggregate purchase price of $141,800, including a $15,100 redemption premium and $7,000 of accrued dividends (The carrying value of the CCI Series E Preferred Stock approximated its fair value on the date of the SFX Merger.).

     The SFX Merger resulted in a change of control under the indentures governing the 10 3/4% CCI Notes and CCI's 11 3/8% Senior Subordinated Notes due 2000 (the "CCI 11 3/8% Notes") and under the CCI Certificate of Designation. Pursuant to change of control offers to acquire all of the outstanding 10 3/4% CCI Notes, CCI 11 3/8% Notes and CCI Series E Preferred Stock, each of which commenced on June 8, 1998, CCI purchased on July 10, 1998 (i) $1,866 aggregate principal amount of the 10 3/4% CCI Notes for an aggregate purchase price of $1,915, including an $18 purchase premium and $31 of accrued interest (The carrying value of the 10 3/4% CCI Notes approximated their fair value at the date of the SFX Merger.) and (ii) $500 aggregate liquidation preference, or 5,004 shares, of the CCI Series E Preferred Stock for an aggregate purchase price of $536, including a $5 purchase premium and $31 of accrued dividends (The carrying value of the CCI Series E Preferred Stock approximated its fair value on the date of the SFX Merger.). No 11 3/8% CCI Notes were tendered for repurchase.

NOTE 10 -- STOCKHOLDER'S EQUITY

     On January 26, 1998, Capstar Broadcasting issued 558,496 shares of its Class B Common Stock for cash, and 7,518,797 shares of its Class C Common Stock for cash, each at a per share price of $13.30. On February 4, 1998, Capstar Broadcasting issued 11,278,195 shares of Class C Common Stock for cash at a per share price of $13.30. On March 18, 1998, Capstar Broadcasting issued 21,428,571 shares of Class C Common Stock for cash at a per share price of $14.00. On April 3, 1998, Capstar Broadcasting issued 3,571,428 shares of Class C Common Stock for cash at a per share price of $14.00. On April 10, 1998, Capstar Broadcasting issued 1,905,301 shares of Class B Common Stock for cash at a per share price of $14.00. During the second quarter of 1998, Capstar Broadcasting issued 120,000 shares of Class A Common Stock for $1,596 in connection with the exercise of employee stock options. On May 29, 1998, Capstar Broadcasting issued 35,699 shares of Class A Common Stock for cash at a per share price of $14.00. On July 27, 1998, Capstar

            CAPSTAR BROADCASTING CORPORATION, INC. AND SUBSIDIARIES

Broadcasting issued 2,298 shares of Class A Common Stock for $23,450 in connection with the exercise of employee stock options.

     On May 18, 1998, 1,200,064 shares of Class B Common Stock were exchanged for the same number of shares of Class C Common Stock. Capstar Broadcasting received no cash consideration for such exchange.

     On May 22, 1998, Capstar Broadcasting effected a one-for-ten reverse stock split whereby each share of common stock of Capstar Broadcasting outstanding immediately prior to the reverse stock split thereafter represented 0.10 shares of the same class of common stock of Capstar Broadcasting. Fractional shares, if any, resulting from the reverse stock split represent the right of the holder thereof to receive a cash payment equal to the product of such fraction multiplied by $19.00 per whole share. All share and per share data (other than authorized share data) contained in the financial statements have been retroactively adjusted to give effect to the reverse stock split.

     In April 1998, Capstar Broadcasting (i) amended and restated three warrants (the "Original Warrants") to purchase up to 1,508,437 shares of Class C Common Stock that were previously granted to R. Steven Hicks, Capstar Broadcasting's President and Chief Executive Officer, (ii) granted two additional warrants to Mr. Hicks to purchase up to 187,969 shares and 500,000 shares of Class C Common Stock, respectively, and (iii) granted warrants to two other executive officers of Capstar Broadcasting to purchase up to an aggregate of 300,000 shares of Class A Common Stock.

     The terms of these warrants give rise to variable treatment for accounting purposes. As a result, compensation expense is measured at each reporting period and recognized based on the specific terms of the warrants.

     On April 1, 1998, Capstar Broadcasting granted stock options under its stock option plan to certain key employees and eligible non-employees, which stock options are exercisable for the purchase of up to 585,340 shares of Class A Common Stock at a per share exercise price of $17.50. A total non-cash compensation charge of $878 will be charged ratably over the five-year vesting period of such stock options.

     On June 15, 1998, Capstar Broadcasting granted stock options under its stock option plan to certain key employees and eligible non-employees, which stock options are exercisable for the purchase of up to 1,922,240 shares of Class A Common Stock at a per share exercise price of $19.00.

     On July 5, 1998, a director of Capstar Broadcasting was granted a warrant to purchase 200,000 shares of Class A Common Stock at an exercise price of $14.00 per share. The terms of this warrant are the same as the terms of the warrants granted in April, 1998 to the two executive officers of Capstar Broadcasting.

     During the three and nine month periods ended September 30, 1997 and 1998, the Company had common stock options and warrants outstanding which were not included in the diluted earnings per share calculation because the options and warrants would have been anti-dilutive.

NOTE 11 -- COMMITMENTS AND CONTINGENCIES

     In October 1996, Cardinal Communications Partners, L.P. ("Cardinal") filed a complaint in the United States District Court, Northern District of Texas, Dallas Division, against SFX, its Executive Chairman and other defendants. The complaint concerns Cardinal's sale of radio station KTCK-AM to SFX in 1995. The claims asserted in the complaint include breach of contract, fraud, negligent misrepresentation, quantum meruit and unjust enrichment. The complaint seeks declaratory relief, actual and punitive damages and attorneys' fees all in unspecified amount. SFX reached an agreement with Cardinal effective August 1, 1997, that settled and resolved the claims asserted in the lawsuit. As a result of the settlement agreement, all of the claims have been dismissed against all of the defendants, with prejudice, except for one claim. This one claim,

            CAPSTAR BROADCASTING CORPORATION, INC. AND SUBSIDIARIES alleging breach of contract related to deferred payments which SFX may be required to pay to Cardinal in 1998, was dismissed without prejudice, subject to renewal by Cardinal through an agreed arbitration procedure. In October 1998, the parties completed an arbitration regarding the 1998 deferred payment. In November 1998, the parties settled the claim for approximately $3.1 million, excluding legal fees of approximately $0.2 million.

     The Company is subject to various legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material impact on the consolidated financial position or results of operations or cash flows of the Company.

NOTE 12 -- LOSS ON INVESTMENTS IN LIMITED LIABILITY COMPANIES

     Other (income) expense includes a loss on investments in Limited Liability Companies (LLCs) comprised of (i) write downs of notes receivable from the LLCs and (ii) certain performance obligations under the LLCs' borrowing arrangements for which the Company acts as guarantor.

NOTE 13 -- IMPACT OF THE YEAR 2000 ISSUE

     The Year 2000 Issue concerns the inability of computer programs and embedded computer chips to properly recognize and process date sensitive information when the year changes to 2000, or "00." Systems that do not properly recognize such information could generate erroneous data or cause a system to fail causing a disruption in the operations of a company.

     A Company-wide assessment of systems and operations is underway to identify any computer systems, including equipment with embedded chips, which do not properly recognize dates after December 31, 1999. The Company uses purchased software programs for a variety of financial applications, including general ledger, accounts payable and accounts receivable accounting packages. The companies providing these software programs are Year 2000 compliant, and the Company has received Year 2000 compliance certificates from these software vendors. Substantially all of the Company's advertising scheduling and billing systems are Year 2000 compliant. Unrelated to the Year 2000 Issue, the Company expects to begin implementation of a new integrated software package called "Galaxy" in November 1998, which will bring the remainder of the advertising scheduling and billing systems into Year 2000 compliance by the end of 1999. The Company believes that its other financial applications are Year 2000 compliant.

     The Company's Year 2000 implementation plan also includes the actual remediation and replacement of computer systems and other equipment with embedded chips or processors (i.e. individual work stations, phone systems, etc.) that are not Year 2000 compliant.

     In addition, the Company is assessing its exposure from external sources to Year 2000 failures. These efforts are partially complete. The Company does rely on third-party providers for key services such as telecommunications and utilities. Interruption of these services could, in management's view, have a material impact on the operations of the Company. The Company is in the process of developing contingency plans intended to mitigate the possible disruption in business operations that may result from certain of the Company's or third-parties' critical or necessary systems that are not Year 2000 compliant, and is developing cost estimates for such plans. Through September 30, 1998, the Company has incurred minimal costs specifically related to the Year 2000 Issue and estimates spending an aggregate cost of less than $1.0 million. Funding of these costs is anticipated to come from cash generated in business operations.

     Based on the nature of the Company's business and dispersed geographical locations, the Company believes that it may experience some disruption in its business due to the impact of Year 2000 Issue. However,

            CAPSTAR BROADCASTING CORPORATION, INC. AND SUBSIDIARIES the Company's management presently believes the Company is taking appropriate steps to assess and control its Year 2000 issues. Due to the general uncertainty inherent in the Year 2000 Issue, due in part from the uncertainty of the Year 2000 readiness of third parties, the Company is unable to determine at this time whether Year 2000 issues will have a material adverse effect on the Company's results of operations or financial condition.

     A Company-wide assessment of systems and operations is underway to identify any information technology and non-technology systems, including equipment with embedded chips, which do not properly recognize dates after December 31, 1999. The Company uses purchased software programs for a variety of functions, including general ledger, accounts payable and accounts receivable accounting packages. The companies providing these software programs are Year 2000 compliant, and the Company has received Year 2000 compliance certificates from these software vendors. Substantially all of the Company's advertising scheduling and billing systems are Year 2000 compliant. The Company expects to begin implementation of a new integrated software package called "Galaxy" in November 1998, which will bring the remainder of the advertising scheduling and billing systems into Year 2000 compliance by the end of 1999 at an estimated cost of $17.7 million. The Company believes that its other financial applications are Year 2000 compliant. The Company's Year 2000 implementation plan also includes ensuring that all individual work stations are Year 2000 compliant. The Company is identifying and replacing technical items, including phone systems, which are not Year 2000 compliant at an estimated aggregate cost of less than $1.0 million.

     The Company does not expect the costs of rendering its accounting systems and the systems at its radio Year 2000 compliant to be material and expects to complete these upgrades on a timely basis. However, there can be no assurance that this will be the case. Further, the ability of third parties with whom the Company transacts business to adequately address their Year 2000 issues is outside of the Company's control. Therefore, there can be no assurance that the failure of such third parties to adequately address their Year 2000 issues will not have a material adverse effect on the Company's business, financial condition, cash flows and results of operations.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Commodore Media, Inc.

     We have audited the accompanying consolidated statements of operations and cash flows of Commodore Media, Inc. and Subsidiaries for the period from January 1, 1996 to October 16, 1996 and for the year ended December 31, 1995. These consolidated statements of operations and cash flows are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements of operations and cash flows based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statements of operations and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of operations and cash flows. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of operations and cash flows presentation. We believe that our audits of the consolidated statements of operations and cash flows provide a reasonable basis for our opinion.

     In our opinion, the consolidated statements of operations and cash flows referred to above present fairly, in all material respects the consolidated statements of operations and cash flows of Commodore Media, Inc. and Subsidiaries for the period from January 1, 1996 to October 16, 1996 and for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

                                        ERNST & YOUNG LLP

New York, New York
February 10, 1997

                     COMMODORE MEDIA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                PERIOD FROM
                                                              JANUARY 1, 1996
                                                              TO OCTOBER 16,        YEAR ENDED
                                                                   1996          DECEMBER 31, 1995
                                                              ---------------    -----------------
Total revenue...............................................   $ 34,826,060         $33,652,677
Less agency commissions.....................................     (2,869,014)         (2,857,912)
                                                               ------------         -----------
Net revenue.................................................     31,957,046          30,794,765
Operating expenses:
  Programming, technical and news...........................      5,906,967           5,365,686
  Sales and promotion.......................................      9,303,914           8,796,481
  General and administrative................................      6,081,262           4,870,463
Corporate expenses..........................................      1,756,797           2,051,181
Depreciation and amortization...............................      2,157,750           1,926,250
Other expense...............................................     13,833,728           2,006,550
                                                               ------------         -----------
Operating (loss) income.....................................     (7,083,372)          5,778,154
Interest expense............................................      8,860,958           7,805,525
Interest income.............................................        221,806             420,659
Other expenses, net.........................................      1,980,908              48,796
                                                               ------------         -----------
Loss before provision for income taxes and extraordinary
  loss......................................................    (17,703,432)         (1,655,508)
Provision for income taxes..................................        133,000             140,634
                                                               ------------         -----------
Loss before extraordinary loss..............................    (17,836,432)         (1,796,142)
Extraordinary loss on extinguishment of debt................             --            (443,521)
                                                               ------------         -----------
Net loss....................................................   $(17,836,432)        $(2,239,663)
                                                               ============         ===========

                            See accompanying notes.

                     COMMODORE MEDIA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 PERIOD FROM           YEAR ENDED
                                                              JANUARY 1, 1996 TO      DECEMBER 31,
                                                               OCTOBER 16, 1996           1995
                                                              ------------------    -----------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................     $(17,836,432)        $ (2,239,663)
Adjustments to reconcile net loss to net cash provided by
  operating activities:
  Loss on extinguishment of debt............................               --              443,521
  Depreciation and amortization.............................        2,157,750            1,926,250
  Noncash interest..........................................        3,315,669            2,673,829
  Long-term incentive compensation..........................        1,066,893               79,000
  Non-cash compensation.....................................       12,731,587                   --
  Provision for uncollectible accounts and notes
    receivable..............................................          488,320              556,137
  Loss on disposition of assets.............................               --                9,819
  Net barter income.........................................         (222,645)            (184,300)
  Initial public offering and pending merger expenses.......        1,909,648                   --
  Changes in assets and liabilities, net of amounts
    acquired:
    Increase in accounts receivable.........................       (2,351,753)          (1,847,015)
    Increase in prepaid expenses and other current assets...         (208,462)             (88,787)
    Decrease in accounts payable and accrued expenses.......         (337,896)            (158,855)
    Decrease in accrued compensation........................         (496,177)            (230,645)
    Increase in accrued interest............................        1,752,172              582,525
    Increase (decrease) in accrued income taxes.............           20,952             (277,135)
                                                                 ------------         ------------
         Total adjustments..................................       19,826,058            3,484,344
                                                                 ------------         ------------
Net cash provided by operating activities...................        1,989,626            1,244,681
CASH FLOWS FROM INVESTING ACTIVITIES
Repayment of loan by stockholder............................          250,375              182,988
Purchase of property, plant and equipment...................         (448,677)            (320,980)
Payments for acquisitions...................................      (31,900,000)          (3,100,000)
Deferred acquisition costs incurred.........................       (1,326,673)            (417,020)
Deposits on pending acquisitions............................         (745,000)            (525,000)
Loans to employees..........................................               --             (315,863)
Other investing activities, net.............................         (187,528)              87,528
                                                                 ------------         ------------
Net cash used in investing activities.......................      (34,357,503)          (4,408,347)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Senior Notes and warrants.........               --           64,956,422
Proceeds from Existing Credit Facility......................       18,700,000                   --
Net proceeds from issuance of preferred stock...............        9,822,520                   --
Proceeds from issuance of common stock......................               --                  100
Payment of initial public offering and merger expenses......       (1,007,297)                  --
Repayment of amounts borrowed...............................               --          (39,014,833)
Payment of financing related costs..........................         (781,170)          (4,226,762)
Redemption of preferred stock...............................               --           (8,665,835)
Purchase of redeemable warrant..............................               --           (1,000,000)
Repurchase of common stock..................................               --              (25,000)
Principal payments on capital leases........................           (9,812)             (11,186)
                                                                 ------------         ------------
Net cash provided by financing activities...................       26,724,241           12,012,906
                                                                 ------------         ------------
Net (decrease) increase in cash and short-term cash
  investments...............................................       (5,643,636)           8,849,240
Cash and short-term cash investments at beginning of
  period....................................................       10,891,489            2,042,249
                                                                 ------------         ------------
Cash and short-term cash investments at end of period.......     $  5,247,853         $ 10,891,489
                                                                 ============         ============
SUPPLEMENTARY CASH FLOW INFORMATION
Cash paid for interest......................................     $  3,793,117         $  4,474,789
Cash paid for income taxes..................................     $    112,049         $    417,769
SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Asset acquisitions recorded in connection with barter
  transactions..............................................     $    189,982         $    112,636

                            See accompanying notes.

                     COMMODORE MEDIA, INC. AND SUBSIDIARIES

         NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND CASH FLOWS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND MERGER AGREEMENT

  Organization and Nature of Business

     Commodore Media, Inc. and Subsidiaries (the "Company") is comprised of radio stations that derive their revenue from local, regional and national advertisers. The radio stations are located in the following markets:
Wilmington, Delaware; Hartsdale, Brewster, Patterson, Mt. Kisco, New York; Huntington, West Virginia -- Ashland, Kentucky; Allentown -- Bethlehem, Pennsylvania; Fort Pierce -- Stuart -- Vero Beach, Florida; and Fairfield County, Connecticut. The Company extends credit to its customers in the normal course of business.

MERGER AGREEMENT

     On October 16, 1996, the Company was acquired pursuant to a merger agreement dated June 21, 1996 with Capstar Broadcasting Partners, Inc. ("Capstar") (the "Merger"), which is an indirect subsidiary of Hicks, Muse, Tate & Furst Equity Fund III, L.P. The holders of Class A Common Stock and Class B Common Stock, the holders of employee stock options and the holders of warrants received $140 per share as consideration for the merger less, in the case of option and warrant holders, the exercise price per share. In addition, the Senior Exchangeable Redeemable Preferred Stock, Series A, $.01 par value per share was redeemed, including all accrued and unpaid dividends.

     The Company recognized as other expense approximately $12.7 million in stock option compensation expense, and approximately $1.4 million of merger related fees and expenses during the period ended October 16, 1996 in connection with the Merger.

     As a result of the Merger and the change of control effected thereby, the Company was obligated to satisfy the existing deferred compensation and employment agreements with its then President and Chief Executive Officer and its deferred compensation agreement with its then Chief Operating Officer resulting in a charge to other expense of approximately $1.1 million during the period ended October 16, 1996. Furthermore, the Company was required to make an offer to purchase the outstanding 13 1/4% Senior Subordinated Notes due 2003 at a purchase price equal to 101% of their accreted value, plus any accrued and unpaid interest. No requests for repurchase were made by the note holders.

     As a result of the Merger, the Company did not proceed with its previously announced intention to undertake an initial public equity offering and has, therefore, withdrawn its registration statement filed on Form S-1 on May 17, 1996 with the Securities and Exchange Commission. Included in other expenses during the period ended October 16, 1996 are approximately $525,000 in various fees and expenses incurred in connection with this filing.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and all subsidiaries, after elimination of intercompany accounts and transactions.

  Short-Term Cash Investments

     The Company considers investments which have a remaining maturity of three months or less at the time of purchase to be short-term cash investments.

                     COMMODORE MEDIA, INC. AND SUBSIDIARIES

               NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           CASH FLOWS -- (CONTINUED)

  Income Taxes

     The Company accounts for income taxes in accordance with FASB Statement No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are provided for differences between the book and tax bases of assets and liabilities.

  Risks and Uncertainties

     The preparation of consolidated statements of operations and cash flows in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company's revenue is principally derived from local broadcast advertisers who are impacted by the local economy. The Company routinely assesses the financial strength of its customers. Credit losses are provided for in the consolidated statements of operations and cash flows in the form of an allowance for doubtful accounts.

  Accounting Periods

     The Company maintains its interim consolidated statements of operations and cash flows based upon the broadcast month end which always ends on the last Sunday of the calendar month or quarter. The Company's fiscal year end and fourth quarter ends on December 31.

  Property, Plant and Equipment

     Depreciation is provided for property, plant and equipment on the straight-line method based on the following estimated useful lives:

                                                              ESTIMATED LIFE
                       CLASSIFICATION                            (YEARS)
                       --------------                         --------------
Land improvements...........................................     20
Buildings...................................................     20
Furniture, fixtures and equipment...........................    7-10
Broadcasting and technical equipment........................    7-10
Towers and antennas.........................................     20
Music library...............................................      7
Leasehold improvements......................................    10-20
Vehicles....................................................      3

     Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation as a charge to income amounted to approximately $730,000 for the period ended October 16, 1996, and approximately $832,000 for the year ended December 31, 1995.

  Property Held Under Capital Leases

     The Company is the lessee of office equipment under capital leases expiring in various years through 2004. The capital leases are depreciated over their estimated productive lives of seven to ten years. Total rent

                     COMMODORE MEDIA, INC. AND SUBSIDIARIES

               NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           CASH FLOWS -- (CONTINUED)

expense was approximately $383,000 for the period ended October 16, 1996 and approximately $332,000 for the year ended December 31, 1995.

  Revenue Recognition

     The Company recognizes revenue upon the airing of advertisements.

  Intangible Assets

     Intangible assets are being amortized by the straight-line method over the following estimated useful lives:

                                                              ESTIMATED LIFE
                       CLASSIFICATION                            (YEARS)
                       --------------                         --------------
FCC licenses and goodwill...................................     40
Organization expenses.......................................      5
Network affiliation agreement...............................      5
Covenant not to compete.....................................      5
Tower site lease............................................      3
Contract rights.............................................      3
Software....................................................      3
Pre-sold advertising contracts..............................      1

     Amortization of the aforementioned intangible assets included as a charge to income amounted to approximately $592,000 for the period ended October 16, 1996, and approximately $506,000 for the year ended December 31, 1995. Amortization of FCC licenses and goodwill amounted to approximately $501,000 for the period ended October 16, 1996, and approximately $588,000 for the year ended December 31, 1995.

  Deferred Charges

     Legal fees, bank loan closing costs and other expenses associated with debt financing are being amortized using the effective interest rate method. Amortization of debt expense charged to operations and included in interest expense amounted to approximately $450,000 for the period ended October 16, 1996 and approximately $385,000) for the year ended December 31, 1995.

  Advertising Costs

     The Company expenses advertising costs related to its radio station operations as incurred. Advertising expense amounted to approximately $557,000 for the period ended October 16, 1996 and approximately $754,000 for the year ended December 31, 1995.

                     COMMODORE MEDIA, INC. AND SUBSIDIARIES

               NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           CASH FLOWS -- (CONTINUED)

  Barter Transactions

     The fair value of barter and trade-out transactions is included in broadcast revenue and sales and promotion expense. Barter revenue is recorded when advertisements are broadcast and barter expense is recorded when merchandise or services are received. Barter transactions charged to operations were as follows:

                                                              PERIOD FROM
                                                              JANUARY 1,
                                                                1996 TO      YEAR ENDED
                                                              OCTOBER 16,   DECEMBER 31,
                                                                 1996           1995
                                                              -----------   ------------
Trade sales.................................................  $ 3,204,468   $ 3,238,111
Trade expense...............................................   (2,981,823)   (3,053,811)
                                                              -----------   -----------
Net barter transactions.....................................  $   222,645   $   184,300
                                                              ===========   ===========

2. LONG-TERM DEBT

  AT&T Senior Credit Facility

     On March 13, 1996, the Company entered into a Senior Credit Facility with AT&T Commercial Finance Corporation ("AT&T") pursuant to which AT&T will make available to the Company senior secured (i) revolving loans in an amount up to $30.0 million and (ii) accounts receivable loans in an amount which shall be the lesser of (a) $5.0 million or (b) 85% of the net book value of the accounts receivable of the Company (the "AT&T Senior Credit Facility"). The indebtedness to AT&T is collateralized by the tangible and intangible assets and the capital stock of all the Company's subsidiaries. Interest is payable monthly at a rate of 3.5% over LIBOR (8.94% at October 16, 1996) and principal amortization of the revolving loans and accounts receivable loans begins June 1, 1998 and November 30, 1997, respectively. The Company pays a commitment fee of .25% every six months on the unused commitment.

  Senior Subordinated Notes

     The Senior Subordinated Notes bear cash interest at a rate of 7 1/2% per annum on the principal amount until May 1, 1998 then at a rate of 13 1/4% per annum until maturity, with interest payment dates on May 1 and November 1.

     In 1995, the Company wrote off the balance of the unamortized deferred financing costs on its retired debt of $443,521. Inasmuch as the Company had no current federal taxable income and had fully reserved for its net deferred tax assets, there was no tax effect attributable to this extraordinary item.

3. PREFERRED STOCK

SENIOR EXCHANGEABLE REDEEMABLE PREFERRED STOCK

     On May 1, 1996, the Company entered into a Securities Purchase Agreement with CIBC WG Argosy Merchant Fund 2, LLC ("CIBC Merchant Fund"), pursuant to which the CIBC Merchant Fund agreed to purchase from the Company, if and when requested by the Company, up to an aggregate liquidation value of $12,500,000 of Senior Exchangeable Redeemable Preferred Stock, Series A, $.01 par value per share, of the Company in such amounts as the Company requested (the "Preferred Stock Facility"). In connection with the Stamford Acquisition on May 30, 1996 and the Florida Acquisition on May 31, 1996 (see Note 4), the Company issued 5,700 shares and 4,300 shares, respectively, of Preferred Stock for an aggregate purchase price of $10,000,000. The Preferred Stock accrued cash dividends at the rate of 8% per annum and was

                     COMMODORE MEDIA, INC. AND SUBSIDIARIES

               NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           CASH FLOWS -- (CONTINUED)

redeemed, including accrued dividends, in connection with the Merger on October 16, 1996. In connection with the Preferred Stock Facility, the Company issued to the CIBC Merchant Fund a warrant to purchase 7,550 shares of the Company's Class A Common Stock, at an exercise price of $.01 per warrant, which were valued in the aggregate at the date of issue at $981,500. This warrant was redeemed in connection with the Merger for $140 per share less the exercise price.

4. CONSUMMATED ACQUISITIONS

     On October 16, 1996, the Company purchased certain defined assets of radio stations WKEE-FM and WKEE-AM in Huntington, West Virginia, WZZW-AM in Milton, West Virginia, WBVB-FM in Coal Grove, Ohio and WIRO-AM in Ironton, Ohio from Adventure Communications, Inc. for approximately $7.7 million and certain defined assets of WFXN-FM in Milton, West Virginia and WMLV-FM in Ironton, Ohio for approximately $4.3 million. The transactions were funded with borrowings from the AT&T Senior Credit Facility and with funds provided from Capstar. The Company provided programming to these stations under Local Marketing Agreement ("LMA") effective April 1996 until the purchase date. In addition, the Company has an option to purchase WHRD-AM in Huntington, West Virginia and provides programming services to the station under an LMA arrangement.

     On May 31, 1996, the Company purchased certain defined assets of radio stations WBBE-FM (formerly WKQS-FM), WAVW-FM and WAXE-AM in the Fort Pierce-Stuart-Vero Beach, Florida market from Media VI for $8.0 million (the "Florida Acquisition"). The transaction was funded with borrowings from the AT&T Senior Credit Facility and funds from the Preferred Stock Facility. The Company sold advertising time on these stations under a Joint Service Agreement from February 1996 until the purchase date.

     On May 30, 1996, the Company purchased certain defined assets of radio stations WKHL-FM and WSTC-AM in Stamford, Connecticut from Q Broadcasting, Inc. for $9.5 million (the "Stamford Acquisition"). The transaction was financed with borrowings from the AT&T Senior Credit Facility and funds from the Preferred Stock Facility.

     On March 27, 1996, the Company purchased (i) certain defined assets of radio stations WZZN-FM in Mount Kisco, New York, WAXB-FM in Patterson, New York and WPUT-AM in Brewster, New York from Hudson Valley Growth, L.P. for $5.0 million and (ii) all of the issued and outstanding common stock of Danbury Broadcasting, Inc., owner of WRKI-FM, and WINE-AM in Brookfield, Connecticut, plus certain real property for $10.0 million. The transaction was financed with the Company's existing cash and borrowings under the AT&T Senior Credit Facility. The Company provided programming to these stations under LMAs from October 1995 until the purchase date.

     On June 27, 1995, the Company purchased the assets (excluding cash and accounts receivable) and broadcasting license of radio broadcast station WQOL-FM in Vero Beach, Florida for a total purchase price of approximately $3.0 million.

                     COMMODORE MEDIA, INC. AND SUBSIDIARIES

               NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           CASH FLOWS -- (CONTINUED)

     Unaudited pro forma results of operations for the Company as if the aforementioned acquisitions had been consummated on January 1, 1995 are as follows (in thousands):

                                                              PERIOD FROM
                                                              JANUARY 1,
                                                                1996 TO      YEAR ENDED
                                                              OCTOBER 16,   DECEMBER 31,
                                                                 1996           1995
                                                              -----------   ------------
Net revenue.................................................   $ 31,505      $  38,483
Net loss before extraordinary loss..........................     (4,037)        (3,673)
Net loss....................................................     (4,037)        (4,117)

5. INCOME TAXES

     The Company has recorded a provision for income taxes as follows:

                                                              PERIOD FROM
                                                              JANUARY 1,
                                                                1996 TO       YEAR ENDED
                                                              OCTOBER 16,    DECEMBER 31,
                                                                 1996            1995
                                                              -----------    ------------
Current:
  Federal...................................................   $     --        $     --
  State and local...........................................    133,000         140,634
Deferred:
  Federal...................................................         --              --
  State and local...........................................         --              --
                                                               --------        --------
          Total.............................................   $$133,000       $140,634
                                                               ========        ========

     The Company did not record a federal tax benefit on the taxable loss for the period ended October 16, 1996 or for the year ended December 31, 1995 since it was not assured that they could realize a benefit for such losses in the future.

     The Company received Internal Revenue Service approval and changed its tax method of accounting for Federal Communications Commission ("the FCC") licenses for the tax year ended December 31, 1995. The aggregate amount of cumulative amortization that will be deductible ratably over six taxable years for the Company and for tax purposes is approximately $12.1 million.

     The reconciliation of income tax computed at the U.S. federal statutory rates to effective income tax expense is as follows:

                                                            PERIOD FROM
                                                            JANUARY 1,
                                                              1996 TO       YEAR ENDED
                                                            OCTOBER 16,    DECEMBER 31,
                                                               1996            1995
                                                            -----------    ------------
Provision at statutory rate...............................  $(1,184,000)    $(734,695)
State and local taxes.....................................      133,000       140,634
Nondeductible expense.....................................       33,800         8,286
Increase in valuation allowance, net of rate changes......    1,150,200       726,409
Alternative minimum tax...................................           --            --
                                                            -----------     ---------
Total.....................................................  $   133,000     $ 140,634
                                                            ===========     =========

                     COMMODORE MEDIA, INC. AND SUBSIDIARIES

               NOTES TO CONSOLIDATED STATEMENTS OF OPERATIONS AND
                           CASH FLOWS -- (CONTINUED)

6. EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with several executives of the Company including its President and Chief Executive Officer, its Executive Vice President and Chief Financial Officer and its Executive Vice President and General Counsel. The agreements generally provide for terms of employment, annual salaries, bonuses, eligibility for option awards and severance benefits.

     Effective January 1, 1994, the Company entered into an agreement with its then President and Chief Executive Officer under which he would be employed in that capacity through 1996 and provided for annual salary requirements and bonuses, and a Long-Term Incentive Payment ("LTIP"). In lieu of the LTIP, the Company paid the then President $1.5 million in cash, issued $1.3 million principal ($1.1 million net of discount) of Senior Subordinated Notes to a trust for his benefit and agreed to provide $1.5 million in deferred compensation which accrues interest at a rate of 7% and is payable in 2003. The Company recorded the deferred compensation on April 21, 1995 at its calculated net present value of $921,000. The aggregate effect of the employment agreement restructuring was to charge $1.8 million to long-term incentive compensation expense during 1995. In addition, the then President's amended employment agreement extended his date of employment through April 30, 1998, granted stock options to him to acquire 28,313 shares of Class A Common Stock at an exercise price of $45 per share and provided for annual bonuses based upon specific operating results of Capstar Radio.

     The Company also amended its then existing employment agreement with its then Chief Operating Officer on April 21, 1995. The prior employment agreement provided for a long-term incentive based upon the increase in certain station values. The amended employment agreement provided for a cash payment of $400,000 on April 21, 1995 and deferred compensation of $346,000 which accrues interest at a rate of 7% and is payable in 2003. The Company recorded the deferred compensation on April 21, 1995 at its calculated net present value of $213,000. The aggregate effect of the employment agreement restructuring was to charge $188,800 to long-term incentive compensation expense during 1995. In addition, the amended employment agreement extended his date of employment through April 30, 1999, granted stock options to acquire 28,313 shares of Class A Common Stock at an exercise price of $45 per share and provides for annual bonuses based upon specific operating results of the Company.

     As a result of the Merger and the change of control effected thereby, the Company was obligated to satisfy the existing deferred compensation and employment agreements with its then President and Chief Executive Officer and its deferred compensation agreement with its then Chief Operating Officer, resulting in an additional charge to operations of approximately $1.1 million which was recorded in the period ended October 16, 1996. Furthermore, all stock options for the aforementioned officers, as well as for all holders, were redeemed at $140 per share, less the exercise price of $45 per share at the time of the Merger. The Company's then President and Chief Executive Officer resigned his position effective October 16, 1996 as required by the Merger Agreement.

7. RELATED PARTY TRANSACTIONS

     During the period ended October 16, 1996 and the year ended December 31, 1995, the Company paid the majority stockholder a salary of approximately $185,000 and $175,000, respectively.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of
Martin Media:

     We have audited the accompanying balance sheets of Martin Media (a California limited partnership) as of December 31, 1997 and 1996 and the related statements of operations, partners' capital (deficit), and cash flows for each of the three years in the period ended December 31, 1997 (included at F-180 through F-193). These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martin Media, as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Bakersfield, California
February 13, 1998

                                  MARTIN MEDIA

                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                     ASSETS

                                                                  1997          1996
                                                              ------------   -----------
Current Assets
  Cash and equivalents......................................  $     23,254   $ 2,661,610
  Trade accounts receivable, net of allowance for doubtful
     accounts of $142,515 and $100,000 as of December 31,
     1997 and 1996, respectively............................     5,658,379     4,726,301
  Current maturities of long-term notes receivable, limited
     partners...............................................       136,030       132,956
  Other receivables.........................................       113,514       100,892
  Inventories, raw materials................................       520,725       209,323
  Prepaid expenses..........................................     1,566,582     1,085,324
                                                              ------------   -----------
          Total current assets..............................     8,018,484     8,916,406
                                                              ------------   -----------
Long-Term Notes Receivable, limited partners, less current
  maturities................................................       281,279       317,309
Property and Equipment, net of accumulated depreciation.....    74,863,597    52,367,653
Intangible Assets, net of accumulated amortization..........    58,446,919    15,872,530
Deposit on purchase option..................................       463,800            --
                                                              ------------   -----------
                                                              $142,074,079   $77,473,898
                                                              ============   ===========

                      LIABILITIES AND PARTNERS' CAPITAL (DEFICIT)

Current Liabilities
  Current maturities of long-term debt......................  $  3,690,436   $ 5,339,365
  Current maturities of capital lease obligations...........       214,380       135,586
  Accounts payable..........................................       627,590       928,712
  Accrued expenses..........................................     8,112,132     1,569,048
  Unearned income...........................................       219,022       112,961
                                                              ------------   -----------
          Total current liabilities.........................    12,863,560     8,085,672
                                                              ------------   -----------
Long-Term Liabilities
  Long-term debt, less current maturities...................   109,232,810    66,752,424
  Capital lease obligations, less current maturities........       447,865       662,245
                                                              ------------   -----------
          Total long-term liabilities.......................   109,680,675    67,414,669
                                                              ------------   -----------
Commitments (Note 10)
Mandatorily Redeemable
  Preferred partnership units...............................    25,000,000            --
                                                              ------------   -----------
Partners' Capital (Deficit).................................    (5,470,156)    1,973,557
                                                              ------------   -----------
                                                              $142,074,079   $77,473,898
                                                              ============   ===========

        The accompanying notes are an integral part of these statements.

                                  MARTIN MEDIA

                            STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                           1997          1996          1995
                                                        -----------   -----------   -----------
Income................................................  $48,106,851   $42,359,472   $33,732,821
Cost of sales.........................................    6,091,333     5,745,308     4,459,240
                                                        -----------   -----------   -----------
          Gross profit................................   42,015,518    36,614,164    29,273,581
Managers' controlled operating expenses...............   21,201,914    20,929,536    16,861,406
                                                        -----------   -----------   -----------
          Income from managers' operations............   20,813,604    15,684,628    12,412,175
                                                        -----------   -----------   -----------
Other operating expenses:
  Depreciation and amortization.......................    9,282,574     5,364,835     3,339,377
  Management fees.....................................    1,937,326     1,277,431     1,111,350
  Refinance and acquisition...........................    9,644,819     3,822,894            --
                                                        -----------   -----------   -----------
                                                         20,864,719    10,465,160     4,450,727
                                                        -----------   -----------   -----------
          Operating income (loss).....................      (51,115)    5,219,468     7,961,448
                                                        -----------   -----------   -----------
Nonoperating income (expenses):
  Interest income.....................................       66,260        96,103       116,154
  Interest expense....................................   (8,023,704)   (6,022,001)   (5,030,100)
  Miscellaneous income................................    1,077,184       252,653       283,597
  Miscellaneous expense...............................           --       (11,437)      (92,682)
  Loss on disposal of assets..........................     (512,338)     (458,464)     (378,358)
                                                        -----------   -----------   -----------
                                                         (7,392,598)   (6,143,146)   (5,101,389)
                                                        -----------   -----------   -----------
          Net income (loss)...........................  $(7,443,713)  $  (923,678)  $ 2,860,059
                                                        ===========   ===========   ===========

        The accompanying notes are an integral part of these statements.

                                  MARTIN MEDIA
                       (A CALIFORNIA LIMITED PARTNERSHIP)

                   STATEMENTS OF PARTNERS' CAPITAL (DEFICIT)
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                           1997          1996          1995
                                                        -----------   -----------   -----------
Balance, beginning of year............................  $ 1,973,557   $ 3,184,665   $   822,406
  Issuance of partnership units.......................           --     5,300,000            --
  Redemption of partnership units.....................           --    (5,260,230)           --
  Distributions.......................................           --      (327,200)     (497,800)
  Net income (loss)...................................   (7,443,713)     (923,678)    2,860,059
                                                        -----------   -----------   -----------
Balance, end of year..................................  $(5,470,156)  $ 1,973,557   $ 3,184,665
                                                        ===========   ===========   ===========

        The accompanying notes are an integral part of these statements.

                                  MARTIN MEDIA

                            STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                          1997           1996          1995
                                                      ------------   ------------   -----------
Cash flows from operating activities:
  Net income (loss).................................  $ (7,443,713)  $   (923,678)  $ 2,860,059
     Adjustments to reconcile net loss to net cash
       provided by operating activities:
       Depreciation and amortization................     9,282,574      5,364,835     3,339,377
       Loss on disposal of assets...................       512,338        458,464       378,358
       Changes in operating assets and liabilities
          (exclusive of acquisitions):
          Increase in accounts receivable...........      (932,078)    (1,047,834)      223,315
          Increase in other receivables.............       (12,622)       (72,759)       24,091
          (Increase) decrease in inventories, raw
            materials...............................      (311,402)       105,466        35,645
          Increase in prepaid expenses..............      (481,258)      (136,610)       53,372
          Decrease in accounts payable..............      (301,122)        (7,055)     (195,463)
          Increase in accrued expenses..............     6,543,084        793,490        24,624
          Increase in unearned income...............       106,061         84,915       (14,020)
                                                      ------------   ------------   -----------
          Net cash provided by operating
            activities..............................     6,961,862      4,619,234     6,729,358
                                                      ------------   ------------   -----------
Cash flows from investing activities:
  Principal payments on notes receivable............        32,956        374,740        20,692
  Issuance of notes receivable......................            --       (400,000)           --
  Proceeds from sale of property and equipment......        49,460         63,801        79,236
  Cash paid for acquisitions........................   (67,164,295)   (17,200,000)   (1,575,000)
  Capital expenditures..............................    (7,750,411)    (7,114,708)   (1,762,978)
  Proceeds from sale of investment..................            --             --       970,482
  Purchase option deposit...........................      (463,800)            --            --
                                                      ------------   ------------   -----------
          Net cash used in investing activities.....   (75,296,090)   (24,276,167)   (2,267,568)
                                                      ------------   ------------   -----------
Cash flows from financing activities:
  Net (payments)/borrowings on line-of-credit.......            --     (1,395,052)      601,324
  Proceeds from issuance of long-term debt..........    41,014,131     75,915,869     1,006,400
  Principal payments on long-term debt..............      (318,259)   (57,059,619)   (3,522,394)
  Distributions to partners.........................            --       (327,200)     (497,800)
  Redemption of partnership units...................            --     (5,260,230)           --
  Issuance of mandatorily redeemable preferred
     partnership units..............................    25,000,000             --            --
  Issuance of partnership units.....................            --      5,000,000            --
                                                      ------------   ------------   -----------
          Net cash provided (used) by financing
            activities..............................    65,695,872     16,873,768    (2,412,470)
                                                      ------------   ------------   -----------
Net increase (decrease) in cash and cash
  equivalents.......................................    (2,638,356)    (2,783,165)    2,049,320
Cash and cash equivalents at beginning of year......     2,661,610      5,444,775     3,395,455
                                                      ------------   ------------   -----------
Cash and cash equivalents at end of year............  $     23,254   $  2,661,610   $ 5,444,775
                                                      ============   ============   ===========
     Supplemental disclosures of cash flow
       information:
       Interest paid................................  $  8,085,486   $  6,357,207   $ 5,036,375
                                                      ============   ============   ===========
       Income taxes paid............................  $         --   $      7,349   $       800
                                                      ============   ============   ===========

     Supplemental disclosures of noncash investing and financing activities:

          During the year ended December 31, 1997 long-term debt in the amount of $84,845,560 was refinanced.

          During the year ended December 31, 1996 long-term debt in the amount of $1,684,215 was incurred to purchase fixed assets and intangible assets.

          During the year ended December 31, 1996 notes receivables to shareholders in the amount of $300,000 were issued for partnership units.

          During the year ended December 31, 1995 long-term debt in the amount of $318,900 was incurred to purchase sign structures.

        The accompanying notes are an integral part of these statements.

                                  MARTIN MEDIA

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Nature of business

     Martin Media, a California limited partnership (the Company), was formed in December, 1984 and operated under the name of Colorado River Markets until August, 1991. The Company has operating divisions located in Pennsylvania, Ohio, Connecticut, Washington, D.C., Arizona and Nevada.

     The Company owns and leases billboards on a contractual basis nationwide for the purpose of providing outdoor advertising services. The Company extends credit in the form of accounts receivable on a short-term basis to businesses and advertisers doing business in the above noted areas.

  Significant accounting policies

  Basis of accounting

     The financial statements are prepared on an accrual basis, which recognizes income when earned and expenses when incurred.

  Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  Cash and cash equivalents

     The Company considers cash and cash equivalents to be all highly liquid investments purchased with a maturity of three months or less.

  Inventories, raw materials

     Inventories are stated at the lower of cost or market using the first in, first out (FIFO) cost method.

  Property and equipment

     Property and equipment are stated at cost and depreciated over estimated useful lives primarily using the straight-line method. Repairs and maintenance and small equipment purchases are expensed as incurred. Expenditures which significantly increase asset values or extend useful lives are capitalized. Estimated useful lives are as follows:

                                                              YEARS
                                                              -----
Buildings and improvements..................................  15-31
Posters.....................................................     25
Bulletins...................................................     25
Shop equipment..............................................   3-10
Office furniture and equipment..............................   5-10
Auto and trucks.............................................    5-7

                                  MARTIN MEDIA

  Income taxes

     Under provision of the Internal Revenue Code and the respective state Taxation Codes, partnerships are not subject to income taxes; any income or loss realized is taxed to the individual partners. Certain states do impose a minimum tax (franchise fee).

  Intangible assets

     Covenants not to compete are recorded at cost and are amortized using the straight-line method over the contractual period specified.

     Organization costs, advertising rights, permits and licenses, acquisition fees, lease rights and goodwill are recorded at cost and are amortized using the straight-line method over five years.

     Loan fees are amortized over the life of the loan to which they are associated.

  Profit sharing plan

     The Company adopted a profit sharing plan which is a qualified pension trust under Section 401(k) of the Internal Revenue Code. All full-time employees with twelve months of service who are 18 years old or older are eligible to participate. Each employee may voluntarily contribute up to the lesser of 15% of their pay or $9,500. The Company has made no contributions to the plan.

  Fair value of financial instruments

     The carrying amount of the long-term debt approximates fair value.

  Reclassifications

     Certain prior year amounts have been reclassified to conform with the current year presentation.

2. LONG-TERM NOTES RECEIVABLE, LIMITED PARTNERS

     Notes receivable, limited partners at December 31, 1997 and 1996 consisted of the following:

                                                                1997       1996
                                                              --------   --------
Barry Heffner, Manager of Pittsburgh Division, prime plus
  2%, collateralized by subscription of one unit of Martin
  Media, payable $717 per month including interest, due
  September 27, 2001........................................  $ 18,758   $ 25,036
Mary Ellen Coleman, Manager of Scranton Division, prime plus
  2%, collateralized by subscription of one unit of Martin
  Media, payable $717 per month including interest, due
  September 27, 2001........................................    18,975     25,229
Brent Baer, Manager of Washington D.C. Division, 8%,
  collateralized by  1/4 of one partnership unit, payable
  $838 per month including interest, due December 28,
  2001......................................................    69,894     75,000
Thomas Jones, Manager of Las Vegas Division, 8%,
  collateralized by  1/4 of one partnership unit, payable
  $838 per month including interest, due December 28,
  2001......................................................    69,894     75,000

                                  MARTIN MEDIA

                                                                1997       1996
                                                              --------   --------
David Lamberger, National Sales Manager, 8%, collateralized
  by  1/4 of one partnership unit, payable $838 per month
  including interest, due December 28, 2001.................  $ 69,894   $ 75,000
Lynn Terlaga, Manager of Hartford Division, 8%,
  collateralized by  1/4 of one partnership unit, payable
  $838 per month including interest, due December 28,
  2001......................................................    69,894     75,000
David Weyrich, 10%, unsecured, payable $833 per month
  interest only, due November 27, 1997, paid in full
  subsequent to December 31, 1997...........................   100,000    100,000
                                                              --------   --------
                                                               417,309    450,265
Less current maturities.....................................   136,030    132,956
                                                              --------   --------
                                                              $281,279   $317,309
                                                              ========   ========

     Prime rate was 8.5% and 8.25% at December 31, 1997 and 1996, respectively.

NOTE 3. ACQUISITIONS

     During 1997, the Company purchased substantially all the assets and assumed certain liabilities of three outdoor advertising companies; during 1996, the Company purchased substantially all of the assets and assumed certain liabilities of one outdoor advertising company and exchanged partnership interests and other consideration for substantially all of the assets, and assumed certain liabilities, for another outdoor advertising company (the "Exchange"). Funds used to make the acquisitions and facilitate the Exchange were provided through the Company's credit facility. The majority of the intangible assets acquired through the acquisitions and Exchange are being amortized over a five year period. See Note 10 for acquisitions included above which were acquired from a related party. Acquisitions during 1995 were not significant.

     The acquisitions were accounted for using the purchase method of accounting and the purchase price was allocated to the various tangible and intangible assets acquired. For the Exchange, the Company recorded the assets acquired and liabilities assumed based on the fair value of the partnership interests granted. Accordingly, the results of operations for the acquisitions, and the Exchange, have been included in the results of the Company from the respective effective dates.

     A summary of the cash consideration and allocation of the purchase price as of the acquisition dates are as follows:

                                                                1997          1996
                                                             -----------   -----------
Fair value of tangible assets acquired.....................  $20,293,392   $ 8,420,000
Fair value of intangible assets acquired...................   46,870,903    11,870,455
Liabilities assumed........................................           --    (2,790,455)
Book value of partnership interests granted................           --      (300,000)
                                                             -----------   -----------
Cash paid..................................................  $67,164,295   $17,200,000
                                                             ===========   ===========

     Of the cash paid in 1996, approximately $5 million was utilized to redeem existing partnership units in connection with the Exchange.

                                  MARTIN MEDIA

4. PREPAID EXPENSES

     Prepaid expenses at December 31, 1997 and 1996 consisted of the following:

                                                                 1997         1996
                                                              ----------   ----------
Leases......................................................  $1,279,243   $  903,154
Insurance...................................................      41,541       32,545
Other.......................................................     196,064      124,726
Deposits....................................................      49,734       24,899
                                                              ----------   ----------
                                                              $1,566,582   $1,085,324
                                                              ==========   ==========

5. PROPERTY AND EQUIPMENT

     Major classes of property and equipment and accumulated depreciation at December 31, 1997 and 1996 are as follows:

                                                                1997          1996
                                                             -----------   -----------
Land.......................................................  $10,578,202   $   936,954
Buildings and improvements.................................    5,349,404       218,947
Posters....................................................   26,855,790    25,114,090
Bulletins..................................................   44,189,355    36,314,244
Shop equipment.............................................      722,278       519,319
Office furniture and equipment.............................      649,696       449,391
Autos and trucks...........................................    1,951,625     1,662,820
Construction in process....................................      402,892       215,744
                                                             -----------   -----------
                                                              90,699,242    65,431,509
Less accumulated depreciation..............................   15,835,645    13,063,856
                                                             -----------   -----------
                                                             $74,863,597   $52,367,653
                                                             ===========   ===========

     See Note 7 for collateralization of property and equipment.

     Depreciation expense for the years ended December 31, 1997, 1996 and 1995 was $2,943,826, $2,624,212 and $2,392,186.

     During the years ended December 31, 1997, 1996 and 1995, the Company took down a number of boards located in the Pittsburgh, Scranton, Hartford, Las Vegas and Cincinnati divisions. These disposals were initiated by management due to high operating costs and/or high site lease costs, which resulted in marginal operating results. Losses on board disposals amounted to $515,056, $440,746 and $418,957 in the years ended December 31, 1997, 1996 and 1995.

                                  MARTIN MEDIA

6. INTANGIBLE ASSETS

     Intangible assets and accumulated amortization at December 31, 1997 and 1996 are as follows:

                                                                1997          1996
                                                             -----------   -----------
Organization costs.........................................  $ 1,238,376   $ 1,238,376
Covenants not to compete...................................    2,452,096     2,452,096
Advertising rights.........................................    2,925,800     1,291,338
Permits and licenses.......................................   10,705,122     2,547,274
Lease rights...............................................   14,307,733    11,970,722
Goodwill...................................................   33,979,535       220,453
Acquisition fees...........................................    3,718,759     1,053,423
Loan fees..................................................      359,398     1,577,500
                                                             -----------   -----------
                                                              69,686,819    22,351,182
Less accumulated amortization..............................   11,239,900     6,478,652
                                                             -----------   -----------
                                                             $58,446,919   $15,872,530
                                                             ===========   ===========

     See Note 7 for collateralization of intangible assets.

     Amortization expense for the years ended December 31, 1997, 1996 and 1995 was $6,338,748, $2,740,623 and $947,191.

7. LONG-TERM DEBT

     Long-term debt at December 31, 1997 and 1996 consisted of the following:

                                                                1997          1996
                                                            ------------   -----------
Canadian Imperial Bank of Commerce, As administrative
  agent for lenders, under the Credit Agreement dated July
  31, 1997, Term A loan, interest at LIBOR plus 2%,
  collateralized by accounts receivable, inventory, sign
  structures, and intangible assets, payable quarterly,
  due June 2004**.........................................  $ 60,000,000   $        --
Canadian Imperial Bank of Commerce, As administrative
  agent for lenders, under the Credit Agreement dated July
  31, 1997, Term B loan, interest at LIBOR plus 2.25%,
  collateralized by accounts receivable, inventory, sign
  structures, and intangible assets, payable quarterly,
  due December 2005**.....................................    35,000,000            --
Canadian Imperial Bank of Commerce, As administrative
  agent for lenders, under the Credit Agreement dated July
  31, 1997, Revolving Line of Credit, interest ranging
  from prime plus 2% LIBOR plus 2.75%, collateralized by
  accounts receivable, inventory, sign structures, and
  intangible assets, payable quarterly, due June 2004**...    17,300,000            --
Jackson Poster Advertising, 8%, collateralized by sign
  structures, payable $912 per month including interest,
  due December 2000.......................................        29,124        37,381
Dominion Signs, 8%, collateralized by sign structures and
  personally guaranteed by E. Thomas Martin, payable
  $68,475 plus interest annually, due August 1999.........       136,950       205,425

                                  MARTIN MEDIA

                                                                1997          1996
                                                            ------------   -----------
Elaine Perlroth, 7%, collateralized by mortgage, payable
  $989 monthly including interest, due November 2008......  $     90,381   $    95,715
Ronco Media, non-interest bearing, uncollateralized,
  payable $3,000 monthly, due April 2001..................       120,000       156,000
Ronald Rieger, non-interest bearing, uncollateralized,
  payable $167 monthly, due July 2001.....................         6,667         8,667
Rose Marie Rieger, non-interest bearing, uncollateralized,
  payable $167 monthly, due April 2001....................         6,667         8,667
Daniel H. Bradley, non-interest bearing, uncollateralized,
  payable $1,667 monthly, due April 2001..................        66,667        86,667
Pamela Lynn Rieger, non-interest bearing,
  uncollateralized, payable $1,667 monthly, due April
  2001....................................................        66,667        86,667
Kory William Rieger, non-interest bearing,
  uncollateralized, payable $1,667 monthly, due April
  2001....................................................        66,667        86,667
Rembrandt Outdoor Services, non-interest bearing,
  uncollateralized, payable $608 monthly, due July 2001...        33,456        34,065
Canadian Imperial Bank of Commerce, as administrative
  agent for Lenders under the Credit Agreement dated July
  15, 1996, Term A Loan, interest at LIBOR plus 2.5%,
  collateralized by accounts receivable, inventory, sign
  structures, and intangible assets, payable quarterly,
  due March 2003**........................................            --    40,000,000
Canadian Imperial Bank of Commerce, as administrative
  agent for Lenders under the Credit Agreement dated July
  15, 1996, Term B Loan, interest at LIBOR plus 3%,
  collateralized by accounts receivable, inventory, sign
  structures, and intangible assets, payable quarterly,
  due December 2004**.....................................            --    15,000,000
Canadian Imperial Bank of Commerce, as administrative
  agent for Lenders under the Credit Agreement dated July
  15, 1996, Revolving Line of Credit, interest ranging
  from prime plus 1.25% to LIBOR plus 2.50%,
  collateralized by accounts receivable, inventory, sign
  structures, and intangible assets, payable annually, due
  March 2003**............................................            --    16,285,868
                                                            ------------   -----------
                                                             112,923,246    72,091,789
Less current maturities...................................     3,690,436     5,339,365
                                                            ------------   -----------
                                                            $109,232,810   $66,752,424
                                                            ============   ===========

                                  MARTIN MEDIA

     Aggregate maturities of long-term debt at December 31, 1997 were as follows:

YEAR ENDING
DECEMBER 31,
------------
1998........................................................   $  3,690,436
1999........................................................      7,691,592
2000........................................................     13,124,365
2001........................................................     14,545,258
2002........................................................     15,007,561
Thereafter..................................................     58,864,034
                                                               ------------
                                                               $112,923,246
                                                               ============

---------------

** Loan has varying interest rates based on Company performance and indexes found in Credit Agreement dated July 31, 1997. At December 31, 1997 effective interest rates ranged from 7.1875% to 8.5%.

     The Company has entered into interest rate caps primarily to protect against rising interest exposure of its floating rate long-term debt. The difference to be paid or received on the cap is included in interest expense as payments are made or received. At December 31, 1997, the Company had outstanding interest rate cap agreements with two commercial bank, having a total notional principal amount of $135,000,000. This agreement effectively changes the Company's interest exposure on up to $135,000,000 of floating rate debt to a fixed 6.5% with a floor of 5.5%. The interest rate cap agreements mature September 1998 ($35,000,000) and September 2000 ($100,000,000).

     During 1997, the Company sold an interest rate floor for a gain of $440,000. This gain is included in other income.

     The counterparties to the Company's derivative financial instrument contract are substantial and creditworthy commercial banks which are recognized market makers. Neither the risks of counterparty nonperformance nor the economic consequence of counterparty nonperformance associated with these contracts were considered by the Company to be material.

     Interest expense consists of interest on notes payable and the cost associated with the purchased of the interest rate cap instrument.

     Prime rate was 8.5% and 8.25% at December 31, 1997 and 1996, respectively.

     LIBOR rate was 5.9% and 6.5% at December 31, 1997 and 1996, respectively.

8. LONG-TERM CAPITAL LEASE OBLIGATIONS

     The Company leases certain sign structures with lease terms through July 2000. Obligations under capital leases have been recorded in the accompanying financial statements at the discounted present value of future minimum lease payments. The cost and accumulated amortization for such equipment as of December 31, 1997 was $1,029,200 and $58,321, respectively. Amortization included in depreciation expense for the year ended December 31, 1997 was $41,168. Interest paid on these leases was $130,118 for the year ended December 31, 1997.

                                  MARTIN MEDIA

     The future minimum lease payments under these capital leases and the net present value of the future minimum lease payments are as follows:

YEAR ENDING
DECEMBER 31:
------------
1998........................................................   $316,628
1999........................................................    399,627
2000........................................................    113,280
                                                               --------
Total future minimum lease payments.........................    829,535
Less amount representing interest...........................    167,290
                                                               --------
Present value of future minimum lease payment...............    662,245
Less current portion........................................    214,380
                                                               --------
Long-term portion...........................................   $447,865
                                                               ========

9. RELATED PARTY TRANSACTIONS

     Transactions occurring between the Company and a related party, which are not presented elsewhere in these financial statements, are as follows:

     Martin and MacFarlane, Inc., a California Corporation (M&M, Inc.), which has stockholders who are also partners in the Company, performed substantially all administrative functions for the partnership during the year ended December 31, 1995 and January 1996. Beginning February 1, 1996, administrative functions were performed by MW Sign Co., the general partner. The partnership pays management fees approximating 3% of gross revenue, refinancing fees of 4% of all debt refinanced and acquisition fees of 4% of the purchased price of acquired companies. On January 1, 1997, management fees increased to 4% of gross revenue. Total fees paid to M&M, Inc. for the years ended December 31, 1997 and 1996 amounted to $-0- and $78,263, respectively. Total fees paid/accrued to MW Sign Co. for the years ended December 31, 1997 and 1996 amounted to $11,231,815 and $5,050,039. Total fees paid to M&M, Inc. and MW Sign Co. for the year ended December 31, 1995 amounted to $1,111,350.

10. COMMITMENTS

  Leases

     The Company leases land, buildings, and equipment in connection with its outdoor advertising business under operating leases. The leasing of land relates to the posters and bulletins. The Company also leases property, equipment and buildings to house and support division administrative and field offices.

     Future minimum lease payments under cancelable and noncancelable leases at December 31, 1997 are as follows:

YEAR ENDING                                         POSTERS,
DECEMBER 31,                                       BULLETINS    BUILDINGS      TOTAL
------------                                       ----------   ----------   ----------
1998.............................................  $1,199,353   $  229,539   $1,428,892
1999.............................................   1,219,818      205,164    1,424,982
2000.............................................   1,244,566      193,264    1,437,830
2001.............................................   1,270,536      183,836    1,454,372
2002.............................................   1,295,506      173,628    1,469,134
Thereafter.......................................   1,670,042      289,380    1,959,422
                                                   ----------   ----------   ----------
                                                   $7,899,821   $1,274,811   $9,174,632
                                                   ==========   ==========   ==========

                                  MARTIN MEDIA

     Certain of the Company's noncancelable lease payments are based on a percentage of revenue generated from the poster or bulletin rather than having a minimum rental. The percentage of rent ranges from 15% to 20% of revenue. An estimate of the future payments under these leases has been included in the above table under posters, bulletins. Historically, rental payments under these leases have approximated $1,180,000 annually.

     Lease expense for the years ended December 31, 1997, 1996 and 1995 was as follows:

                                                      1997         1996         1995
                                                   ----------   ----------   ----------
Land for posters and bulletins...................  $8,042,746   $6,817,196   $5,226,956
Buildings........................................     518,306      549,069      406,277
Equipment, other.................................      27,041       28,198       31,881
                                                   ----------   ----------   ----------
                                                   $8,588,093   $7,394,463   $5,665,114
                                                   ==========   ==========   ==========

  Acquisition, purchase and purchase option

     On July 31, 1997 the Company entered into an agreement with Martin & MacFarlane, Inc. (related party), relative to an agreement Martin & MacFarlane, Inc. had with another company to purchase certain assets, to acquire certain assets including sign structures, equipment, and related intangibles located in the Las Vegas and Colorado River markets for a total purchase price of $14,350,400. This purchase agreement has two segments, the first of which provided for the purchase of assets during the year ending December 31, 1997 for $11,273,400. The second segment of the agreement provides an option to the Company to purchase additional assets for $3,077,000. Upon execution of the option agreement, the Company deposited $463,800 in good faith with Martin & MacFarlane, Inc. The option agreement can only be exercised upon Martin & MacFarlane, Inc. exercising its option to purchase those assets and other assets it has under option with the seller; the option agreement expires October 1, 1998.

  Preferred partnership units

     On December 23, 1997, the Company entered into an agreement to sell preferred limited partnership units (PPU's), warrants and warrant units to a select group of purchasers. The Company issued 25,000 PPU's at $1,000 each ($25,000,000), calling for the holders of the PPU's to receive an initial 14% preferred rate of return, which escalates on certain dates to a maximum of 20%. The Company can redeem PPU's for 102% of the PPU's capital account amount until September 23, 1998 and thereafter for 100% of the PPU's capital account amount. The Company is obligated under the agreement to redeem all outstanding PPU's on December 23, 2006. Warrants to purchase additional PPU's, based upon terms of the agreement, shall be issuable upon the 270th day following the purchase date (December 23, 1997) and quarterly thereafter, if any PPU's shall then be outstanding.

  Credit facilities

     On December 23, 1997, the Company entered into an agreement with Canadian Imperial Bank of Commerce in which their Term B loan maximum borrowing limit was increased to $40,000,000. As of December 31, 1997, the Company had $5,000,000 available under the term of the loan.

     On July 31, 1997, the Company entered into an agreement with Canadian Imperial Bank of Commerce, as administrative agent for Lenders under the credit agreement dated July 31, 1997. Under the terms of this agreement, Swing Loan is available in the amount of $5,000,000. As of December 31, 1997, the Company's outstanding obligation was $-0-.

11. SUBSEQUENT EVENTS

     Subsequent to December 31, 1997, the Company acquired substantially all of the assets and assumed certain liabilities of three outdoor advertising companies at an aggregate purchase price of $18,350,000. Funds used to make the purchase were provided through the Company's credit facility.

                                  MARTIN MEDIA

                            STATEMENTS OF OPERATIONS
                    SIX MONTHS ENDED JUNE 30, 1998 AND 1997
                                  (UNAUDITED)

                                                                 1998          1997
                                                              -----------   -----------
Income......................................................  $29,335,986   $22,639,673
Cost of sales...............................................    3,554,778     2,860,922
                                                              -----------   -----------
          Gross profit......................................   25,781,208    19,778,751
Managers' controlled operating expenses.....................   11,498,736    10,024,800
                                                              -----------   -----------
          Income from managers' operations..................   14,282,472     9,753,951
                                                              -----------   -----------
Other operating expenses:
  Depreciation and amortization.............................    4,935,039     3,192,484
  Management fees...........................................    1,465,200     1,332,688
  Refinance and acquisition.................................      324,477        59,665
                                                              -----------   -----------
                                                                6,724,716     4,584,837
                                                              -----------   -----------
          Operating income..................................    7,557,756     5,169,114
                                                              -----------   -----------
Nonoperating income (expenses):
  Interest income...........................................       17,234        36,266
  Interest expense..........................................   (7,056,690)   (2,952,027)
                                                              -----------   -----------
                                                               (7,039,456)   (2,915,761)
                                                              -----------   -----------
          Net income........................................  $   518,300   $ 2,253,353
                                                              ===========   ===========

         The accompanying note is an integral part of these statements.

                                  MARTIN MEDIA

                            STATEMENTS OF CASH FLOWS
                    SIX MONTHS ENDED JUNE 30, 1998 AND 1997
                                  (UNAUDITED)

                                                                  1998          1997
                                                              ------------   -----------
Cash flows from operating activities:
  Net income................................................  $    518,300   $ 2,253,353
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................     4,935,039     3,192,484
     Changes in operating assets and liabilities (exclusive
      of acquisitions):
       Increase in accounts receivable......................    (1,467,442)     (579,923)
       Decrease (increase) in other receivables.............        28,509      (339,238)
       Increase in inventories, raw materials...............      (755,168)     (775,387)
       Increase in prepaid expenses.........................      (355,358)     (241,092)
       Decrease in accounts payable.........................      (196,683)      (13,949)
       Decrease in accrued expenses.........................    (4,717,062)     (693,027)
                                                              ------------   -----------
          Net cash provided (used) by operating
             activities.....................................    (2,009,865)    2,803,221
                                                              ------------   -----------
Cash flows from investing activities:
  Decrease in notes receivable..............................        17,492       450,569
  Cash paid for acquisitions................................   (15,453,324)   (1,863,034)
  Capital expenditures......................................    (9,522,314)   (4,521,138)
                                                              ------------   -----------
          Net cash used in investing activities.............   (24,958,146)   (5,933,603)
                                                              ------------   -----------
Cash flows from financing activities:
  Proceeds from long-term debt..............................    25,450,460       956,013
  Distributions to partners.................................     1,387,288       (37,565)
                                                              ------------   -----------
          Net cash provided by investing activities.........    26,837,748       918,448
                                                              ------------   -----------
Net decrease in cash........................................      (130,263)   (2,211,934)
Cash at beginning of year...................................        23,254     2,361,610
                                                              ------------   -----------
Cash at end of period.......................................  $   (107,009)  $   149,676
                                                              ============   ===========
Supplemental disclosures of cash flow information:
       Interest paid........................................  $  5,313,150   $ 2,952,027
                                                              ============   ===========

         The accompanying note is an integral part of these statements.

                                  MARTIN MEDIA

                          NOTE TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial information with respect to the six months ended June 30, 1998 and 1997 is unaudited. In the opinion of management, the financial statements contain all adjustments consisting of normal recurring accruals, necessary for the fair presentation of the results for such periods. The information is not necessarily indicative of the results of operations to be expected for the fiscal year end.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Martin & MacFarlane, Inc.:

     We have audited the accompanying balance sheets of Martin & MacFarlane, Inc. (a California corporation) as of December 31, 1997 and 1996, and the related statements of income, retained earnings and cash flows for each of the two years in the period ended December 31, 1997 and six months in the period ended December 31, 1995 (included at F-198 through F-212). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martin & MacFarlane, Inc. as of December 31, 1997 and 1996 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1997 and six months in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Bakersfield, California
February 13, 1998

                           MARTIN & MACFARLANE, INC.

                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                     ASSETS

                                                                 1997          1996
                                                              -----------   -----------
Current Assets
  Cash and equivalents......................................  $   138,294   $    10,519
  Trade accounts receivable, less allowance for doubtful
     accounts of $96,051 and $100,000 at December 31, 1997
     and 1996...............................................    2,973,646     1,836,944
  Current maturity of note receivable.......................        6,856         6,206
  Other receivables.........................................       78,723       331,419
  Inventories...............................................    1,764,872     1,104,190
  Prepaid expenses..........................................      928,416       565,971
  Current deferred income taxes.............................        1,441         1,500
                                                              -----------   -----------
                                                                5,892,248     3,856,749
                                                              -----------   -----------
Note Receivable.............................................       24,381        31,083
Property and Equipment, net of accumulated depreciation.....   23,527,457    20,187,460
Intangible Assets, net of accumulated amortization..........   11,053,092     3,007,566
Other Assets
  Deposits..................................................       24,197        22,047
  Deposit on Purchase Option................................    5,536,200            --
                                                              -----------   -----------
                                                                5,560,397        22,047
                                                              -----------   -----------
                                                              $46,057,575   $27,104,905
                                                              ===========   ===========

                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Bank overdraft............................................  $   166,083   $   523,360
  Current maturities of long-term debt......................      690,718     7,460,727
  Note payable, bank........................................           --       800,000
  Accounts payable..........................................      543,648       465,372
  Accrued expenses..........................................      391,069       444,798
  Distributions payable.....................................       61,832        61,658
  Unearned income...........................................      506,348        84,530
  Income taxes payable......................................        6,408        33,205
                                                              -----------   -----------
                                                                2,366,106     9,873,650
                                                              -----------   -----------
Long-Term Debt, less current maturities.....................   36,041,494     6,835,699
                                                              -----------   -----------
Deferred Income Taxes.......................................      102,375       111,008
                                                              -----------   -----------
Commitments (Note 13)
Stockholders' Equity
  Common stock, no par or stated value, authorized 150,000
     shares, issued and outstanding 82,443 shares, stated
     at.....................................................    1,113,070     1,113,070
  Retained earnings.........................................    6,434,530     9,171,478
                                                              -----------   -----------
                                                                7,547,600    10,284,548
                                                              -----------   -----------
                                                              $46,057,575   $27,104,905
                                                              ===========   ===========

      The accompanying notes are an integral part of these balance sheets.

                           MARTIN & MACFARLANE, INC.

                              STATEMENTS OF INCOME
 YEARS ENDED DECEMBER 31, 1997 AND 1996 AND SIX MONTH PERIOD ENDED DECEMBER 31,
                                      1995

                                                            1997          1996          1995
                                                         -----------   -----------   ----------
Revenues...............................................  $22,535,117   $16,994,368   $8,311,295
Cost of sales..........................................    2,476,991     2,155,013    1,065,709
                                                         -----------   -----------   ----------
          Gross profit.................................   20,058,126    14,839,355    7,245,586
Managers' controlled operating expenses................   11,318,791     9,534,848    4,982,152
                                                         -----------   -----------   ----------
          Income from managers' operations.............    8,739,335     5,304,507    2,263,434
                                                         -----------   -----------   ----------
Other operating expenses
  Depreciation and amortization expense................    2,902,472     1,316,520      575,291
  Management fees......................................    2,210,351       472,931           --
  Refinance and acquisitions...........................      884,083        85,175           --
                                                         -----------   -----------   ----------
                                                           5,996,906     1,874,626      575,291
                                                         -----------   -----------   ----------
          Operating income.............................    2,742,429     3,429,881    1,688,143
                                                         -----------   -----------   ----------
Other income (expense)
  Interest income......................................       15,302         9,773           --
  Interest expense.....................................   (2,537,908)   (1,115,772)    (552,412)
  Other income.........................................      414,138       117,025      125,286
  Loss on disposition of assets........................     (207,372)     (136,875)      (1,744)
                                                         -----------   -----------   ----------
                                                          (2,315,840)   (1,125,849)    (428,870)
                                                         -----------   -----------   ----------
Income before income taxes.............................      426,589     2,304,032    1,259,273
Income tax (expense) benefit...........................      (23,458)      (57,653)   2,972,317
                                                         -----------   -----------   ----------
          Net income...................................  $   403,131   $ 2,246,379   $4,231,590
                                                         ===========   ===========   ==========

        The accompanying notes are an integral part of these statements.

                           MARTIN & MACFARLANE, INC.

                        STATEMENTS OF RETAINED EARNINGS
 YEARS ENDED DECEMBER 31, 1997 AND 1996 AND SIX MONTH PERIOD ENDED DECEMBER 31,
                                      1995

                                                            1997          1996          1995
                                                         -----------   -----------   ----------
Balance, beginning of period...........................  $ 9,171,478   $ 8,526,046   $4,418,120
  Net income...........................................      403,131     2,246,379    4,231,590
  Dividends............................................   (3,140,079)   (1,600,947)    (123,664)
                                                         -----------   -----------   ----------
Balance, end of period.................................  $ 6,434,530   $ 9,171,478   $8,526,046
                                                         ===========   ===========   ==========

        The accompanying notes are an integral part of these statements.

                           MARTIN & MACFARLANE, INC.

                            STATEMENTS OF CASH FLOWS
 YEARS ENDED DECEMBER 31, 1997 AND 1996 AND SIX MONTH PERIOD ENDED DECEMBER 31,
                                      1995

                                                           1997          1996          1995
                                                       ------------   -----------   -----------
Cash flows from operating activities:
  Net income.........................................  $    403,131   $ 2,246,379   $ 4,231,590
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization...................     2,902,472     1,316,520       575,291
     Loss on disposition of assets...................       207,372       136,875         1,744
  Changes in operating assets and liabilities
     (exclusive of acquisitions):
     Increase in accounts receivable.................    (1,136,702)     (410,142)      119,579
     (Increase) decrease in other receivables........       252,697      (312,755)       59,985
     Increase in inventory...........................      (660,682)     (220,401)     (115,754)
     Increase in prepaid expenses....................      (362,445)     (135,739)      200,316
     Decrease in deferred income tax asset...........            59            --            --
     (Increase) decrease in other
       assets -- deposits............................        (2,150)       (5,000)        3,124
     Increase (decrease) in bank overdraft...........      (357,277)      523,360            --
     Increase (decrease) in accounts payable.........        78,276       (60,260)     (126,935)
     Increase (decrease) in accrued expenses.........       (53,555)      169,057        (8,073)
     Increase (decrease) in unearned income..........       421,818         1,185       (73,536)
     Increase (decrease) in income taxes payable.....       (26,797)        9,835      (868,116)
     Increase (decrease) in deferred income taxes....        (8,633)        7,826    (2,961,731)
                                                       ------------   -----------   -----------
          Net cash provided by operating
            activities...............................     1,657,584     3,266,740     1,037,484
                                                       ------------   -----------   -----------
Cash flows from investing activities:
  Increase in purchase option deposit................    (5,536,200)           --            --
  Proceeds from certificates of deposit..............            --            --       200,000
  Proceeds from sale of investments..................            --        11,859            --
  Proceeds from sale of property and equipment.......       107,400       217,320        14,082
  Cash paid for acquisitions.........................   (10,723,930)   (5,849,000)     (240,000)
  Capital expenditures...............................    (2,646,168)     (748,741)     (201,925)
  Issuance of notes receivable.......................            --       (38,901)      (50,000)
  Principal payments on notes receivable.............         6,052         1,612            --
  Principal payments on notes receivable,
     shareholder.....................................            --        50,000            --
                                                       ------------   -----------   -----------
          Net cash used in investing activities......   (18,792,846)   (6,355,851)     (277,843)
                                                       ------------   -----------   -----------
Cash flows from financing activities:
  Proceeds from notes payable........................    21,459,216     5,500,000       809,400
  Net (payments) borrowings on line of credit........      (950,000)      800,000       (50,000)
  Principal payments on notes payable................      (106,100)   (1,975,159)   (1,677,500)
  Distributions to shareholders......................    (3,140,079)   (1,600,947)     (123,664)
                                                       ------------   -----------   -----------
          Net cash provided by (used in) financing
            activities...............................    17,263,037     2,723,894    (1,041,764)
                                                       ------------   -----------   -----------
Net increase (decrease) in cash and cash
  equivalents........................................       127,775      (365,217)     (282,123)
Cash and cash equivalents at beginning of year.......        10,519       375,736       657,859
                                                       ------------   -----------   -----------
Cash and cash equivalents at end of year.............  $    138,294   $    10,519   $   375,736
                                                       ============   ===========   ===========
Supplemental disclosures of cash flow information:
  Interest paid......................................  $  2,634,036   $ 1,093,501   $   563,494
                                                       ============   ===========   ===========
  Payment of income taxes............................  $     50,255   $    47,818   $   857,530
                                                       ============   ===========   ===========

     Supplemental disclosures of non cash financing activities:

          During the year ended December 31, 1997 long term debt in the amount of $18,245,035 was refinanced.

        The accompanying notes are an integral part of these statements.

                           MARTIN & MACFARLANE, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Nature of business

     Martin & MacFarlane, Inc. (the Company) was incorporated December 2, 1971. The Company owns, leases, and manages billboards on a contractual basis nationwide for the purpose of providing outdoor advertising services. The Company also owns and operates a small winery located in Paso Robles, California. The Company extends short-term credit in the form of accounts receivable to businesses and advertisers doing business in the above noted areas.

  Significant accounting policies

BASIS OF ACCOUNTING

     The financial statements are prepared on an accrual basis, which recognizes income when earned and expenses when incurred.

CHANGE IN ACCOUNTING PERIOD

     Pursuant to the adoption by the Company of S Corporation status for income tax purposes, the Company changed from a fiscal year end to a calendar year end for the period ending December 31, 1995, as required by the Internal Revenue Service, to coincide with shareholders' tax year end. Therefore, the reporting periods for the financial statements cover the years ended December 31, 1997 and 1996 and six month period ended December 31, 1995.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company considers cash and cash equivalents to be all highly liquid investments purchased with a maturity of three months or less. Throughout the year, the Company may have amounts in banks in excess of federally insured limits and as of December 31, 1997, the Company held funds in one financial institution in excess of federally insured limits in the amount of $115,360.

INVENTORY

     Inventory is valued at the lower of cost or market. Valuation is determined using the first-in, first-out method.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and depreciated over estimated useful lives on a straight-line or accelerated basis. Repairs and maintenance and small equipment purchases are expensed as incurred.

                           MARTIN & MACFARLANE, INC.

Expenditures which significantly increase asset values or extend useful lives are capitalized. Estimated useful lives in years are as follows:

                                                              YEARS
                                                              -----
Buildings and improvements..................................  15-31
Posters.....................................................   7-25
Bulletins...................................................   7-25
Shop equipment..............................................   3-10
Office furniture and equipment..............................   5-10
Autos and trucks............................................    3-7
Irrigation equipment........................................   7-30
Vineyards...................................................  10-25

INTANGIBLE ASSETS

     Goodwill is amortized using the straight-line method over primarily five year periods.

     Covenants not to compete are amortized using the straight-line method over the contractual period specified, which ranges from five to ten years.

     Advertising rights, permits and licenses, and lease rights are amortized using the straight-line method over five years.

INCOME TAXES

     Effective July 1, 1995, the Company's shareholders elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under such election, the shareholders of an "S" Corporation are taxed individually on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income tax has been included in these financial statements. State income taxes are provided based on statutory rates. State income taxes currently payable and deferred relate primarily to temporary differences from the use of accelerated methods of depreciation and the direct write-off method of accounting for bad debts.

PROFIT SHARING PLAN

     The Company adopted a profit sharing plan which is a qualified pension trust under Section 401(k) of the Internal Revenue Code. All full time employees with twelve months of service who are 19 year old or older are eligible to participate. Each employee may voluntarily contribute up to the lesser of 15% of their pay or $9,500. The Company has made no matching contributions to the plan.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amount of the long-term debt approximates fair value.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform with the current year presentation.

                           MARTIN & MACFARLANE, INC.

2. ACQUISITIONS

     During 1997, the Company purchased substantially all of the assets and assumed certain liabilities of three outdoor advertising companies; during 1996, the Company purchased substantially all of the assets and assumed certain liabilities of four outdoor advertising companies. Concurrently with one of the 1996 acquisitions, the Company exchanged the assets acquired and liabilities assumed for similar assets and liabilities of another outdoor advertising company to enable the Company to expand its existing market share in that locality. The exchange was recorded at the fair market value of the assets acquired. Funds used to make the acquisitions were provided through the Company's credit facility. The majority of the intangible assets acquired are being amortized over a five year period. See Note 13 for acquisitions included above, which also includes a related party.

     The acquisitions were accounted for using the purchase method of accounting and the purchase price was allocated to the various tangible and intangible assets acquired. Accordingly, the results of operations for the various acquisitions have been included in the results of the Company from the respective effective dates.

     A summary of the cash consideration and allocation of the purchase price as of the acquisition dates are as follows:

                                                                 1997          1996
                                                              -----------   ----------
Fair value of tangible assets acquired......................  $ 2,756,703   $3,302,000
Fair value of intangible assets acquired....................    9,199,897    2,597,000
Liabilities assumed.........................................   (1,232,670)     (50,000)
                                                              -----------   ----------
Cash paid...................................................  $10,723,930   $5,849,000
                                                              ===========   ==========

3. NOTE RECEIVABLE

                                                               1997      1996
                                                              -------   -------
Ferguson Henderson Investments, 10%, secured by real
  property, payable $806 monthly, due November 10, 2001.....  $31,237   $37,289
Less current maturity.......................................    6,856     6,206
                                                              -------   -------
                                                              $24,381   $31,083
                                                              =======   =======

4. INVENTORIES

     Inventories are as follows at December 31, 1997 and 1996:

                                                                 1997         1996
                                                              ----------   ----------
Raw material................................................  $  244,328   $  139,309
Winery:
  Materials and grape production costs......................     198,033      138,266
  In process................................................     746,996      494,817
  Finished goods............................................     529,953      299,240
  Tasting room, miscellaneous and resale....................      45,562       32,558
                                                              ----------   ----------
                                                              $1,764,872   $1,104,190
                                                              ==========   ==========

                           MARTIN & MACFARLANE, INC.

5. PREPAID EXPENSES

     Prepaid expenses consist of the following at December 31, 1997 and 1996:

                                                                1997       1996
                                                              --------   --------
Leases......................................................  $798,887   $505,539
Insurance...................................................    15,256     13,258
Miscellaneous...............................................   114,273     47,174
                                                              --------   --------
                                                              $928,416   $565,971
                                                              ========   ========

6. PROPERTY AND EQUIPMENT

     Major classes of property and equipment and accumulated depreciation are as follows at December 31, 1997 and 1996:

                                                                1997          1996
                                                             -----------   -----------
Outdoor Advertising
  Buildings and improvements...............................  $   870,719   $   593,537
  Posters..................................................    8,072,315     7,510,907
  Bulletins................................................   18,486,149    15,656,034
  Shop equipment...........................................      458,691       329,493
  Office furniture and equipment...........................      224,069       211,215
  Autos and trucks.........................................    1,414,986     1,268,485
  Land.....................................................      838,807       571,107
  Construction in process, boards..........................      363,913       178,736
                                                             -----------   -----------
                                                              30,729,649    26,319,514
  Less accumulated depreciation............................    9,497,838     8,334,374
                                                             -----------   -----------
                                                              21,231,811    17,985,140
                                                             -----------   -----------
Winery
  Buildings and improvements...............................  $   864,672   $   844,850
  Irrigation and wells.....................................       45,752        45,752
  Vineyards................................................      316,981       278,219
  Landscaping..............................................       26,194        26,194
  Auto.....................................................       23,800        19,500
  Vineyard equipment.......................................      129,356       125,502
  Winery equipment.........................................      859,375       707,482
  Office furniture and equipment...........................       50,349        40,749
  Land.....................................................      376,133       376,133
                                                             -----------   -----------
                                                               2,692,612     2,464,381
  Less accumulated depreciation............................      992,798       873,402
                                                             -----------   -----------
                                                               1,699,814     1,590,979
                                                             -----------   -----------

                           MARTIN & MACFARLANE, INC.

                                                                1997          1996
                                                             -----------   -----------
Corporate
  Buildings and improvements...............................  $   699,474   $   689,293
  Office furniture and equipment...........................       18,647        18,647
  Land.....................................................       41,448        42,783
                                                             -----------   -----------
                                                                 759,569       750,723
  Less accumulated depreciation............................      163,737       139,382
                                                             -----------   -----------
                                                                 595,832       611,341
                                                             -----------   -----------
                                                             $23,527,457   $20,187,460
                                                             ===========   ===========

     Depreciation expense for the years ended December 31, 1997 and 1996 and the six months ended December 31, 1995 was $1,468,013, $1,086,108, and $522,293,
respectively.

7. INTANGIBLE ASSETS

     Intangible assets and accumulated amortization are as follows at December 31, 1997 and 1996:

                                                                 1997          1996
                                                              -----------   ----------
Loans fees..................................................  $   278,750   $       --
Goodwill....................................................    5,339,883      438,965
Covenants not to compete....................................      353,079      203,079
Advertising rights..........................................    1,553,639      708,100
Permits and licenses........................................    2,365,719      377,567
Lease rights................................................    3,193,624    1,877,001
                                                              -----------   ----------
                                                               13,084,694    3,604,712
Less accumulated amortization...............................    2,031,602      597,146
                                                              -----------   ----------
                                                              $11,053,092   $3,007,566
                                                              ===========   ==========

     Amortization expense for the years ended December 31, 1997 and 1996 and the six months ended December 31, 1995 was $1,434,459, $230,412, and $52,998,
respectively.

                           MARTIN & MACFARLANE, INC.

8. LONG-TERM DEBT

     Long-term debt consists of the following at December 31, 1997 and 1996:

                                                               1997           1996
                                                            -----------    -----------
Canadian Imperial Bank of Commerce, as administrative
  agent for lenders under the Credit Agreement dated July
  31, 1997, Term A loan, interest at LIBOR plus 2.75%,
  collateralized by accounts receivable, inventory, sign
  structures, and intangible assets, payable quarterly,
  due June 2004**.........................................  $30,000,000    $        --
Canadian Imperial Bank of Commerce, as administrative
  agent for lenders under the Credit Agreement dated July
  31, 1997, Revolving Line of Credit, interest ranging
  from prime plus 2% or LIBOR plus 2.75%, collateralized
  by accounts receivable, inventory, sign structures, and
  intangible assets, payable quarterly, due June 2004**...    3,400,000             --
Canadian Imperial Bank of Commerce, as administrative
  agent for lenders under the Credit Agreement dated July
  31, 1997, Swing Loan, interest ranging from prime plus
  2% or LIBOR plus 2.75%, collateralized by accounts
  receivable, inventory, sign structures, and intangible
  assets, payable at termination date, due June 2004**....    1,455,565             --
Palmer Outdoor Advertising, Inc., 10.5%, collateralized by
  sign structures, equipment, and inventory, payable
  $10,266 monthly including interest, due January 2002....      406,349             --
Anthony E. and Laverne L. Brum, 7%, collateralized by deed
  of trust, payable $1,742 monthly including interest, due
  August 2004.............................................      111,067             --
American Commercial Bank, 8%, collateralized by vehicle,
  payable $394 monthly including interest, due March
  2001....................................................       13,443             --
American Commercial Bank, 8%, collateralized by vehicle,
  payable $474 monthly including interest, due March
  2001....................................................       16,176             --
William H. and Jannette L. Kunz, 12.25%, uncollateralized,
  payable $6,631 monthly including interest, due May
  2010....................................................      505,043             --
LarMark, Inc., non-interest bearing, unsecured, due
  January 1998............................................      425,000             --
Virgil and Ruth Rose, 7%, collateralized by deed of trust,
  payable $931 monthly including interest, due February
  2026....................................................      137,315        138,822
Paragon Outdoor Advertising, non-interest bearing,
  uncollateralized, payable $608 monthly, due July 2001...       26,157         33,456
Gaechter Outdoor Advertising, non-interest bearing,
  uncollateralized, payable in decreasing annual
  installments ranging from $28,000 to $21,600, due August
  2001....................................................       96,000        124,000
Ken Lyons and Michael Burkett, non-interest bearing,
  uncollateralized, payable $710 monthly, due May 2001....       29,097         37,613

                           MARTIN & MACFARLANE, INC.

                                                               1997           1996
                                                            -----------    -----------
Pesenti Winery, noninterest bearing, collateralized by
  sign structure, payable $1,500 per year, due December
  2003....................................................        9,000         10,500
Advanced Outdoor, noninterest bearing, collateralized by
  sign structures, payable $9,500 per month, due December
  1998....................................................      102,000        214,000
Antelope Valley Bank, 8.5%, collateralized by vehicle,
  payable $466 monthly including interest, payable August
  2001....................................................           --         21,471
Don Enger and Clayton Enger, 8.5%, collateralized by deed
  of trust, payable $256 monthly including interest, due
  July 2001...............................................           --         11,648
Massachusetts Mutual Life Insurance Co., 11.05%,
  unsecured, payable $500,000 per year beginning November
  11, 1994, interest payable quarterly, due November
  1999....................................................           --      1,500,000
Massachusetts Mutual Life Insurance Co., 10.9%, unsecured,
  payable $687,500 per year, interest payable quarterly,
  due August 1999.........................................           --      2,062,500
Massachusetts Mutual Life Insurance Company, 11.55%,
  unsecured, payable $500,000 per year beginning June 1,
  1996, interest payable quarterly, due June 2002.........           --      3,000,000
Bank of Santa Maria, interest at prime plus 2.5%,
  collateralized by deed of trust, payable $1,188 per
  month including interest, due May 2002..................           --        119,695
Bank of Santa Maria, 9.5%, collateralized by vehicle,
  payable $1,168 per month including interest, due August
  1997....................................................           --          4,244
Alta and Fred Higginbotham, 8%, collateralized by deed of
  trust, payable $150 per month, due January 2000.........           --          6,771
Estates Trust, Inc., 9%, collateralized by deed of trust
  and personally guaranteed by E. Thomas Martin, payable
  $862 per month including interest, due October 2009.....           --         78,578
Barbara Lehmann, 10%, collateralized by deed of trust,
  interest payable monthly, due March 1998................           --         20,000
Christine and Alice Henderson, 9%, collateralized by deed
  of trust, payable $805 per month including interest, due
  April 2011..............................................           --         96,034
Central Coast Federal Land Bank, 7.5%, collateralized by
  winery deed of trust, products and crops inventory and
  accounts receivable, payable $7,126 per month including
  interest, due November 2015.............................           --        797,081
Central Coast Production Credit Association, 9.75%,
  collateralized by winery accounts receivable and
  inventory, interest payable quarterly, due January
  1999....................................................           --        150,000
Canadian Imperial Bank of Commerce, interest at LIBOR plus
  2.5%, collateralized by the Amarillo Division's accounts
  receivable, inventory, sign structures and intangible
  assets and personally guaranteed by E. Thomas Martin and
  David Weyrich, interest payable monthly, due May
  1997**..................................................           --      5,500,000

                           MARTIN & MACFARLANE, INC.

                                                               1997           1996
                                                            -----------    -----------
Central Coast Production Credit Association, interest at
  prime plus 1.5%, collateralized by winery equipment,
  payable $5,590 monthly including interest, due August
  2000....................................................           --        198,165
Homer Hensley and Rick Hensley, 8.5%, collateralized by
  deed of trust, payable $1,231 monthly including
  interest, due January 2001..............................           --         50,813
Paragon Outdoor Advertising, 8%, collateralized by sign
  structures, payable $2,636 monthly including interest,
  due July 2001...........................................           --        121,035
                                                            -----------    -----------
                                                             36,732,212     14,296,426
Less current maturities...................................      690,718      7,460,727
                                                            -----------    -----------
                                                            $36,041,494    $ 6,835,699
                                                            ===========    ===========

     Aggregate maturities of long-term debt at December 31, 1997 are as follows:

                        YEARS ENDING
                        DECEMBER 31,
                        ------------
1998........................................................   $   690,718
1999........................................................     5,676,502
2000........................................................     6,189,260
2001........................................................     6,937,451
2002........................................................    10,084,059
Thereafter..................................................     7,154,222
                                                               -----------
                                                               $36,732,212
                                                               ===========

---------------

** Loan has varying interest rates based on Company performance and indexes found in the Credit Agreement dated July 31, 1997. At December 31, 1997 the effective interest rates ranged from 7.1875% to 8.5%.

     The Company has entered into an interest rate cap primarily to protect against rising interest exposure of its floating rate long-term debt. The difference to be paid or received on the cap is included in interest expense as payments are made or received. At December 31, 1997, the Company had outstanding interest rate cap agreements with two commercial banks having a total notional principal amount of $50,000,000. This agreement effectively changes the Company's interest exposure on $50,000,000 of floating rate debt to a fixed 6.5% with a floor of 5.5%. The interest rate cap agreement matures September 18, 2000.

     During 1997, the Company sold an interest rate floor for a gain of $220,000. This gain is included in other income.

     The counterparties to the Company's derivative financial instrument contract are substantial and creditworthy commercial banks which are recognized market makers. Neither the risks of counterparty nonperformance nor the economic consequence of counterparty nonperformance associated with these contracts were considered by the Company to be material.

     Interest expense consists of interest on notes payable, management fees and the cost associated with the purchase of the interest rate cap instrument.

     Prime rate was 8.5% and 8.25% at December 31, 1997 and 1996, respectively.

                           MARTIN & MACFARLANE, INC.

     LIBOR rate was 5.938% and 5.625% at December 31, 1997 and 1996, respectively.

9. NOTE PAYABLE, BANK

     Note payable, bank is as follows at December 31, 1997 and 1996:

                                                              1997     1996
                                                              ----   --------
Heritage Oaks Bank, interest at prime plus .5%,
  uncollateralized, interest payable monthly, due May
  1997......................................................  $ --   $800,000
                                                              ====   ========

     Prime rate was 8.25% at December 31, 1996.

10. DISTRIBUTIONS

     In January, May, August, and October 1997 and January, May, August, and October 1996 and in July and October 1995, the Company declared a $.75 per share cash distribution for 82,443 shares outstanding. At December 31, 1997 and 1996, $61,832 and $61,658 were payable January 1, 1998 and 1997, respectively. Subsequent to conversion of the Company to an S-corporation, effective July 1, 1995, the Company began making distributions equal to approximately 49% of estimated taxable income to its' shareholders to cover their tax liabilities. Distributions during the year ended December 31, 1997, amounted to $3,140,079, including a $2,000,000 special distribution occurring as a result of an acquisition. Distributions during the year ended December 31, 1996, related to 1995 and 1996 taxable income, amounted to $1,353,618.

11. DEFERRED INCOME TAXES

     For state tax purposes, the applicable states do recognize "S" Corporation status; however, they still impose a tax at the corporate level, generally at a rate significantly lower than the regular corporate rate. Deferred tax assets and liabilities relate to temporary differences associated with state income taxes.

     Income tax expense (benefit) for the years ended December 31, 1997 and 1996 and six months ended June 30, 1995 consisted of the following:

                                                        1997      1996        1995
                                                       -------   -------   -----------
Current..............................................  $23,458   $49,827   $    24,170
Deferred.............................................       --     7,826    (2,996,487)
                                                       -------   -------   -----------
Income tax expense (benefit).........................  $23,458   $57,653   $(2,972,317)
                                                       =======   =======   ===========

     Components of deferred income tax balances at December 31, 1997 and 1996 consisted of:

                                                                1997       1996
                                                              --------   --------
Current deferred tax assets.................................  $  1,441   $  1,500
                                                              ========   ========
Long-term deferred tax liabilities..........................  $102,375   $111,008
                                                              ========   ========

     Deferred income taxes arise primarily from temporary differences due to use of accelerated depreciation methods for income tax purposes and the straight-line method and the use of the allowance method of accounts receivable for financial reporting purposes.

                           MARTIN & MACFARLANE, INC.

12. RELATED PARTY TRANSACTIONS

     Through February 1, 1996 the Company provided management services to Martin Media, a company having common shareholders/partners, at a rate approximating 3% of Martin Media's gross revenue. Management fees of $78,263 were received by the Company from Martin Media during the year ended December 31, 1996.

     Subsequent to December 31, 1995, and effective February 1, 1996, the Company divested itself of all management and administrative employees and contracted with M.W. Sign Company, a company wholly owned by E. Thomas Martin and David Weyrich, to provide the Company with management services at 3% of gross revenue. As of January 1, 1997, management fees increased to 4% of gross revenue. Management fees of $895,281 and $472,931 were paid to M.W. Sign Company during the years ended December 31, 1997 and 1996, respectively.

13. COMMITMENTS

  Leases:

     The Company leases land in connection with its outdoor advertising posters and panels as well as for office and yard space. The Company also leases office and shop buildings which are located in different geographic areas within the various divisions. A portion of these are long-term leases.

     Lease expense for the years ended December 31, 1997 and 1996 and six months ended December 31, 1995 was $4,748,420, $2,333,218 and $1,064,875, respectively.

     Future minimum lease payments under noncancellable leases at December 31, 1997 are as follows:

                                                                 POSTERS,
YEARS ENDING DECEMBER 31,                           BUILDINGS   BULLETINS      TOTAL
-------------------------                           ---------   ----------   ----------
1998..............................................  $ 19,533    $  162,400   $  181,933
1999..............................................    19,944       162,400      182,344
2000..............................................    19,944       162,400      182,344
2001..............................................    21,285       162,400      183,685
2002..............................................    21,732       162,400      184,132
Thereafter........................................    48,897       454,400      503,297
                                                    --------    ----------   ----------
                                                    $151,335    $1,266,400   $1,417,735
                                                    ========    ==========   ==========

     On August 1, 1995, the Company entered into a lease with Outdoor Systems Company of Kansas City. Under the terms of the lease Outdoor Systems leased 87 outdoor advertising structures from the Company for $12,500 per month. The agreement terminated December 31, 1997.

  Acquisition, purchase and sales options

     On July 31, 1997, the Company entered into an agreement with another company to acquire certain assets, including sign structures, equipment, and related intangibles located in Nevada, Arizona, and California for a total purchase price of $60,000,000. This purchase agreement has two segments, the first of which provided for the purchase of assets totaling $20,500,000. Simultaneously, and as part of the master agreement, the Company entered into an agreement with Martin Media (related party) to sell them those assets located in their geographical service area, primarily the Las Vegas and Colorado River markets, for $11,273,400. The Company's net acquisition price under the first segment of the agreement was $9,226,600.

                           MARTIN & MACFARLANE, INC.

     The second segment of the agreement provides an option for the Company to purchase additional assets for $39,500,000. As part of this transaction, the Company has also provided Martin Media with an option to purchase the assets located in the Las Vegas and Colorado River markets for $3,077,000. The Company's net acquisition price for assets to be received under the second segment of the agreement will be $36,423,000.

     Upon execution of the option agreement, the Company deposited $6,000,000 in good faith with the seller. Similarly, Martin Media deposited $463,800 with the Company resulting in a net deposit of $5,536,200. The option agreement expires October 1, 1998. Should the Company not exercise the option, the seller holds an option agreement whereby it can repurchase the assets originally sold to the Company and assets owned by the Company in and around the Bakersfield area.

     As part of the option agreement, the Company will manage those assets covered by the option agreement. The payment for the use of these assets through the option period will approximate $285,000 per month. Revenue earned through the managed assets is subject to the 4% management fee paid to M.W. Sign, Inc.

  Credit facility

     On July 31, 1997, the Company entered into an agreement with Canadian Imperial Bank of Commerce, as administrative agent for Lenders under the credit agreement dated July 31, 1997. Under the terms of this agreement, the Term B Loan is available to fund future acquisitions in the amount of $20,000,000. As of December 31, 1997, the Company's outstanding obligation was $-0-.

14. SUBSEQUENT EVENTS

     Subsequent to December 31, 1997, the Company acquired substantially all of the assets and assumed certain liabilities of one outdoor advertising company at an aggregate purchase price of $12,500,000. Funds used to make the purchase were provided through the Company's existing credit facility.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Martin & MacFarlane, Inc.
Paso Robles, California

     We have audited the accompanying balance sheet of Martin & MacFarlane, Inc. as of June 30, 1995 and the related statements of income, retained earnings and cash flows for the year then ended (included at F-214 through F-224). These financial statements are the responsibility of Martin & MacFarlane, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Martin & MacFarlane, Inc. as of June 30, 1995 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

BARBICH LONGCRIER HOOPER & KING
ACCOUNTANCY CORPORATION

By:   /s/ GEOFFREY B. KING, CPA
    --------------------------------
         Geoffrey B. King, CPA

Bakersfield, California
August 25, 1995

                           MARTIN & MACFARLANE, INC.

                                 BALANCE SHEET
                                 JUNE 30, 1995

                                     ASSETS

                                                                 1995
                                                              -----------
Current Assets
  Cash and equivalents (Note 7).............................  $   351,705
  Restricted cash (Note 6)..................................      306,154
  Certificates of deposit...................................      200,000
  Investments...............................................        8,400
  Trade accounts receivable, less allowance for doubtful
     accounts of $100,000...................................    1,546,381
  Other receivables.........................................       78,649
  Inventories (Note 2)......................................      768,035
  Prepaid expenses (Note 3).................................      630,548
  Current deferred income taxes (Note 10)...................      145,554
                                                              -----------
                                                                4,035,426
                                                              -----------
Property and Equipment, net of accumulated depreciation
  (Notes 4, 6 and 7)........................................   16,872,469
                                                              -----------
Intangible Assets, net of accumulated amortization (Note
  5)........................................................      764,898
                                                              -----------
Other Assets................................................       20,171
                                                              -----------
                                                              $21,692,964
                                                              ===========

                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Current maturities of long-term debt (Note 6).............  $ 1,848,465
  Note payable, bank (Note 7)...............................      200,000
  Accounts payable..........................................      652,567
  Accrued expenses..........................................      319,021
  Dividends payable (Note 9)................................       26,451
  Unearned income...........................................      156,881
  Income taxes payable (Note 10)............................      891,486
                                                              -----------
                                                                4,094,871
                                                              -----------
Long-Term Debt, less current maturities (Note 6)............    8,857,936
                                                              -----------
Long-Term Deferred Income Taxes (Note 10)...................    3,208,967
                                                              -----------
Commitments (Note 13)
Stockholders' Equity
  Common stock, no par or stated value, authorized 150,000
     shares, issued and outstanding 82,443 shares (Note
     9).....................................................    1,113,070
  Retained earnings.........................................    4,418,120
                                                              -----------
                                                                5,531,190
                                                              -----------
                                                              $21,692,964
                                                              ===========

       The accompanying notes are an integral part of this balance sheet.

                           MARTIN & MACFARLANE, INC.

                              STATEMENT OF INCOME
                            YEAR ENDED JUNE 30, 1995

                                                                 1995
                                                              -----------
Revenues....................................................  $16,168,763
Cost of sales...............................................    2,045,552
                                                              -----------
          Gross profit......................................   14,123,211
Managers' controlled operating expenses.....................   10,070,408
                                                              -----------
          Income from managers' operations..................    4,052,803
                                                              -----------
Other operating expenses
  Depreciation and amortization expense.....................    1,100,305
                                                              -----------
          Operating income..................................    2,952,498
                                                              -----------
Other income (expense)
  Interest expense..........................................   (1,313,456)
  Other income..............................................      152,804
  Gain on disposition of assets.............................    2,405,522
  Employee separation expense...............................     (269,803)
                                                              -----------
Income before income taxes..................................    3,927,565
     Income tax expense (Note 10)...........................    1,519,542
                                                              -----------
          Net income........................................  $ 2,408,023
                                                              ===========

         The accompanying notes are an integral part of this statement.

                           MARTIN & MACFARLANE, INC.

                         STATEMENT OF RETAINED EARNINGS
                            YEAR ENDED JUNE 30, 1995

                                                                 1995
                                                              ----------
Balance, beginning of year..................................  $2,195,593
  Net income................................................   2,408,023
  Dividends (Note 9)........................................    (185,496)
                                                              ----------
Balance, end of year........................................  $4,418,120
                                                              ==========

         The accompanying notes are an integral part of this statement.

                           MARTIN & MACFARLANE, INC.

                            STATEMENT OF CASH FLOWS
                            YEAR ENDED JUNE 30, 1995

                                                                 1995
                                                              -----------
Cash flows from operating activities:
  Net income................................................  $ 2,408,023
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................    1,100,305
     Gain on disposition of assets..........................   (2,405,522)
     Increase in deferred income taxes......................      469,749
  Changes in operating assets and liabilities:
     Increase in accounts receivable........................      (57,463)
     Increase in other receivables..........................      (66,187)
     Decrease in inventory..................................       11,117
     Decrease in prepaid expenses...........................       34,520
     Increase in other assets...............................       (9,065)
     Increase (decrease) in accounts payable................        5,887
     Increase (decrease) in accrued liabilities.............     (176,570)
     Increase in unearned income............................       30,106
     Increase (decrease) in income taxes payable............      820,732
                                                              -----------
          Net cash provided by operating activities.........    2,165,632
                                                              -----------
Cash flows from investing activities:
  Proceeds from sale of investments.........................        5,000
  Increase in certificates of deposit.......................     (200,000)
  Proceeds from sale of fixed assets........................    2,656,384
  Capital expenditures......................................     (736,258)
  Construction of capital improvements......................     (281,102)
  Principal payments on loans and notes receivable..........       32,000
  Purchase of intangible assets.............................     (310,001)
                                                              -----------
          Net cash provided by investing activities.........    1,166,023
                                                              -----------
Cash flows from financing activities:
  Proceeds from notes payable...............................    1,007,317
  Principal payments on notes payable.......................   (3,946,286)
  Dividends paid............................................     (185,496)
                                                              -----------
          Net cash used in financing activities.............   (3,124,465)
                                                              -----------
Net increase in cash and cash equivalents...................      207,190
Cash and cash equivalents at beginning of year..............      450,669
                                                              -----------
Cash and cash equivalents at end of year....................  $   657,859
                                                              ===========
Unrestricted cash...........................................  $   351,705
Restricted cash.............................................      306,154
                                                              -----------
                                                              $   657,859
                                                              ===========
Supplemental disclosures of cash flow information:
  Interest paid.............................................  $ 1,339,278
                                                              ===========
  Payment of income taxes...................................  $   229,061
                                                              ===========

     Schedule of noncash investing:

          The Company entered into an exchange agreement with National Outdoor Media (3M) during the year ended June 30, 1995. In accordance with the terms of the exchange agreement, the Company traded boards in Kansas City, Missouri to 3M in exchange for posters and bulletins in Bakersfield, California and Kansas at a value of $1,033,850 and $2,614,150 cash.

         The accompanying notes are an integral part of this statement.

                           MARTIN & MACFARLANE, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Nature of business

     Martin & MacFarlane, Inc. (the Company) was incorporated December 2, 1971. The Company owns, leases, and manages billboards on a contractual basis nationwide for the purpose of providing outdoor advertising services. The Company also owns and operates a small winery located in Paso Robles, California. The Company extends credit in the form of accounts receivable to businesses and advertisers doing business in the above noted areas.

  Significant accounting policies

BASIS OF ACCOUNTING

     The financial statements are prepared on an accrual basis, which recognizes income when earned and expenses when incurred.

CASH AND CASH EQUIVALENTS

     The Company considers cash and cash equivalents to be all highly liquid investments purchased with a maturity of three months or less. As of June 30, 1995, the Company held funds of $646,293 in one financial institution.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

     Bad debts are recognized under the allowance method of accounting which is based on an average of actual write-offs in past years.

INVESTMENTS

     Investments in marketable equity securities are carried at the lower of cost or market. Decline in market values below cost, which are temporary in nature, are not recognized as losses until the decline in value is deemed permanent or until the security is sold.

INVENTORY

     Inventory is valued at the lower of cost or market. Valuation is determined using the first-in, first-out method.

                           MARTIN & MACFARLANE, INC.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and depreciated over estimated useful lives on a straight-line or accelerated basis. Repairs and maintenance and small equipment purchases are expensed as incurred. Expenditures which significantly increase asset values or extend useful lives are capitalized. Estimated useful lives in years are as follows:

                                                              YEARS
                                                              -----
Buildings and improvements..................................  15-31
Posters.....................................................   7-25
Bulletins...................................................   7-25
Shop equipment..............................................   3-10
Office furniture and equipment..............................   5-10
Autos and trucks............................................    3-7
Irrigation equipment........................................   7-30
Vineyards...................................................  10-25

INTANGIBLE ASSETS

     Goodwill is recorded at cost and is amortized using the straight-line method over a forty year period.

     Covenants not to compete are recorded at cost and are amortized using the straight-line method over the contractual period specified, which ranges from five to ten years.

INCOME TAXES

     Effective July 1, 1993, as required by professional standards, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred income taxes are provided on timing differences between financial statement and taxable incomes. Timing differences arise primarily from the use of the accelerated methods of depreciation, the direct write-off method of accounting for bad debts, and the carryforward of net operating losses for income tax purposes. Determination of current or long-term status of the asset or liability is based upon when the particular timing difference reverses.

2. INVENTORIES

     Inventories are as follows at June 30, 1995:

                                                                1995
                                                              --------
Raw material................................................  $ 84,383
Winery:
  Materials and grape production costs......................   141,255
  In process................................................   162,669
  Finished goods............................................   359,060
  Tasting room, miscellaneous and resale....................    20,668
                                                              --------
                                                              $768,035
                                                              ========

                           MARTIN & MACFARLANE, INC.

3. PREPAID EXPENSES

     Prepaid expenses consist of the following at June 30, 1995:

                                                                1995
                                                              --------
Leases......................................................  $519,079
Insurance...................................................    36,600
Miscellaneous...............................................    74,869
                                                              --------
                                                              $630,548
                                                              ========

4. PROPERTY AND EQUIPMENT

     Major classes of property and equipment and accumulated depreciation are as follows at June 30, 1995:

                                                                 1995
                                                              -----------
Outdoor Advertising
  Buildings and improvements................................  $   500,731
  Posters...................................................    5,987,468
  Bulletins.................................................   13,850,302
  Shop equipment............................................      278,749
  Office furniture and equipment............................      191,692
  Autos and trucks..........................................    1,063,156
  Land......................................................      414,472
  Construction in process, boards...........................       69,038
                                                              -----------
                                                               22,355,608
  Less accumulated depreciation.............................    7,105,290
                                                              -----------
                                                               15,250,318
                                                              -----------
Winery
  Buildings and improvements................................      664,515
  Irrigation and wells......................................       45,752
  Vineyards.................................................      278,219
  Landscaping...............................................       26,194
  Auto......................................................       19,500
  Vineyard equipment........................................      119,142
  Winery equipment..........................................      320,720
  Office furniture and equipment............................       37,604
  Land......................................................      206,133
                                                              -----------
                                                                1,717,779
  Less accumulated depreciation.............................      755,093
                                                              -----------
                                                                  962,686
                                                              -----------

                           MARTIN & MACFARLANE, INC.

                                                                 1995
                                                              -----------
Corporate
  Buildings and improvements................................  $   654,970
  Office furniture and equipment............................      267,308
  Land......................................................       42,783
                                                              -----------
                                                                  965,061
  Less accumulated depreciation.............................      305,596
                                                              -----------
                                                                  659,465
                                                              -----------
                                                              $16,872,469
                                                              ===========

     Depreciation expense for the year ended June 30, 1995 was $1,021,709.

5. INTANGIBLES

     Intangible assets and accumulated amortization are as follows at June 30, 1995:

                                                                 1995
                                                              ----------
Goodwill....................................................  $  438,965
Covenants not to compete....................................      69,000
Advertising rights..........................................     136,100
Permits and licenses........................................     168,567
Lease rights................................................     335,001
                                                              ----------
                                                               1,147,633
Less accumulated amortization...............................     382,735
                                                              ----------
                                                              $  764,898
                                                              ==========

     Amortization expense for the year ended June 30, 1995 was $78,596.

6. RESTRICTED CASH

     Restricted cash at June 30, 1995 consisted of the following:

                                                                1995
                                                              --------
Cash, interest bearing account, holdback account, held for
  the mutual benefit of the Company and National Advertising
  Company, by Chicago Title & Trust Company, until released
  by joint order of the parties. Cash is to be released
  within twelve months of the June 30, 1995 balance sheet
  date. Cash subsequently received July 7, 1995.............  $306,154
                                                              ========

                           MARTIN & MACFARLANE, INC.

7. LONG-TERM DEBT

     Long-term debt consists of the following at June 30, 1995:

                                                                 1995
                                                              -----------
Federal Land Bank, 5.75% and 6.73%, at 1995 and 1994,
  collateralized by first trust deed, payable $3,510 per
  month including interest, due May 1, 2011.................  $   410,068
Massachusetts Mutual Life Insurance Co., 11.05%, unsecured,
  payable $500,000 per year beginning November 11, 1994,
  interest payable quarterly, due November 15, 1999.........    2,500,000
Massachusetts Mutual Life Insurance Co., 10.9%, unsecured,
  payable $687,500 per year beginning August 15, 1992,
  interest payable quarterly, due August 15, 1999...........    3,437,500
Massachusetts Mutual Life Insurance Company, 11.55%,
  unsecured, payable $500,000 per year beginning June 1,
  1995, interest payable quarterly, due June 1, 2002........    3,500,000
Boatmen's First National Bank, interest at prime plus 1.5%,
  collateralized by first deed of trust, payable $1,420 per
  month including interest, due July 8, 2002................       91,056
Citizens Bank of Paso Robles, interest at prime plus 2.5%,
  collateralized by first trust deed, payable $1,188 per
  month including interest, due May 13, 2002................      124,134
Sierra Outdoor, 8%, collateralized by bulletins, payable
  $940 per month including interest, due April 15, 1996.....        9,065
Citizens Bank of Paso Robles, interest at 9.5%,
  collateralized by vehicle, payable $555 per month
  including interest, due August 15, 1997...................       12,962
Citizens Bank of Paso Robles, interest at 9.5%,
  collateralized by vehicle, payable $613 per month
  including interest, due August 15, 1997...................       14,206
Alta and Fred Higginbotham, 8%, collateralized by deed of
  trust, payable $150 per month, due January 1, 2000........        8,544
Estates Trust, Inc., 9%, collateralized by deed of trust,
  payable $862 per month including interest, due October 1,
  2009......................................................       82,916
Barbara Lehmann, 10%, collateralized by deed of trust,
  interest payable monthly, due March 30, 1998..............       20,000
Christine and Alice Henderson, 9%, collateralized by deed of trust, payable $805 per month including interest, due
  April 8, 2011.............................................       97,450
Pesenti Winery, non-interest bearing, collateralized by sign structure, payable $1,500 per year, due December 15,
  2003......................................................       13,500
Advanced Outdoor, non-interest bearing, collateralized by
  sign structures, payable $8,500 per month, due December
  10, 1998..................................................      357,000
Advanced Outdoor, non-interest bearing, collateralized by
  sign structures, payable $1,000 per month, due October 1,
  1997......................................................       28,000
                                                              -----------
                                                               10,706,401
Less current maturities.....................................    1,848,465
                                                              -----------
                                                              $ 8,857,936
                                                              ===========

     Prime rate was 9% at June 30, 1995.

                           MARTIN & MACFARLANE, INC.

     Aggregate maturities of long-term debt at June 30, 1995 are as follows:

                        YEARS ENDING
                          JUNE 30,
                        ------------
1996........................................................   $ 1,848,465
1997........................................................     1,853,095
1998........................................................     1,850,465
1999........................................................     1,775,319
2000........................................................     1,728,146
Thereafter..................................................     1,650,911
                                                               -----------
                                                               $10,706,401
                                                               ===========

8. NOTE PAYABLE, BANK

     Note payable, bank is as follows at June 30, 1995:

                                                                1995
                                                              --------
Citizens Bank of Paso Robles, interest at 8.5%,
  collateralized by certificate of deposit, annually
  renewable on April 3, interest payable monthly, due April
  3, 1996...................................................  $200,000
                                                              ========

     Prime rate was 9% at June 30, 1995.

9. DIVIDENDS PAYABLE

     In January 1995, the Company declared a $.50 per share cash dividend, for 82,443 shares outstanding. In May 1995 the Company declared a $.75 per share dividend, for 82,443 shares outstanding. At June 30, 1995 $26,451 was payable July 1, 1995.

10. DEFERRED INCOME TAXES

     Income tax expense for the year ended June 30, 1995 is computed under SFAS 109 and consisted of the following:

                                                     FEDERAL      STATE       TOTAL
                                                    ----------   --------   ----------
Current...........................................  $  808,602   $241,191   $1,049,793
Deferred..........................................     657,023    100,162      757,185
Tax benefit of net operating loss carryforward....    (251,439)   (35,997)    (287,436)
                                                    ----------   --------   ----------
Income tax expenses...............................  $1,214,186   $305,356   $1,159,542
                                                    ==========   ========   ==========

     Components of deferred income tax balances at June 30, 1995 consisted of:

                                                      FEDERAL      STATE       TOTAL
                                                    -----------   --------   ----------
Current deferred tax assets.......................  $  136,254    $  9,300   $  145,554
                                                    ==========    ========   ==========
Long-term deferred tax liabilities................  $2,539,860    $669,107   $3,208,967
                                                    ==========    ========   ==========

     Deferred income tax liabilities arise primarily from timing differences due to use of accelerated depreciation methods for income tax purposes and the straight-line method for financial reporting purposes.

                           MARTIN & MACFARLANE, INC.

Deferred income tax assets arise primarily from the application of federal and state net operating loss carryovers.

     At June 30, 1995, the Company had alternative minimum tax credits in the amount of $16,837, available to offset future taxes. Tax credits are included in deferred tax assets.

11. RELATED PARTY TRANSACTIONS

     The following transaction occurring between the Company and a related party, which is not presented elsewhere in these financial statements, is as follows:

     Martin Media, which has partners who are also stockholders in the Company, contracts the Company to perform management duties. Martin Media pays a management fee to the Company which is approximately 3% of Martin Media's gross revenue. Management fees of $986,356 were received from the partnership during the fiscal year ending June 30, 1995.

12. PROFIT SHARING PLAN

     Discretionary contributions under a defined contribution profit sharing plan, which are determined by the Company's Board of Directors, have been accrued to a trust for the benefit of qualified employees in the amount of $50,000 for the year ended June 30, 1995. All costs are funded currently.

13. COMMITMENTS

     The Company leases land in connection with its outdoor advertising posters and panels as well as for office and yard spaces. These are long-term operating leases which the Company and lessor have the option to terminate with thirty days notice.

     Lease expense for the year ended June 30, 1995 was $2,218,480.

     The Company leases office and shop buildings which are located at various divisions. A portion of these are long-term leases.

     Future minimum lease payments under noncancellable leases at June 30, 1995 are as follows:

Years ending June 30,
  1996......................................................  $ 47,747
  1997......................................................    22,665
  1998......................................................    18,711
  1999......................................................    19,944
  2000......................................................    19,944
  Thereafter................................................   121,830
                                                              --------
                                                              $250,841
                                                              ========

     On August 1, 1995, the Company entered into a lease with Gannett Outdoor Company of Kansas City. Under the terms of the lease, Gannett Outdoor is leasing 87 outdoor advertising structures from the Company for $12,500 per month. The agreement will terminate on December 31, 1997. In addition, Gannett Outdoor shall have the right to exercise an option to purchase these structures at any time on or after November 2, 1995 and prior to June 30, 1997 for the option price of $1,030,000.

                           MARTIN & MACFARLANE, INC.

                            STATEMENTS OF OPERATIONS
                    SIX MONTHS ENDED JUNE 30, 1998 AND 1997
                                  (UNAUDITED)

                                                                 1998          1997
                                                              -----------   ----------
Income......................................................  $16,352,832   $9,717,160
Cost of sales...............................................    1,620,010    1,151,641
                                                              -----------   ----------
          Gross profit......................................   14,732,822    8,565,519
Managers' controlled operating expenses.....................    8,323,130    5,033,818
                                                              -----------   ----------
          Income from managers' operations..................    6,409,692    3,531,701
Other operating expenses:
  Depreciation and amortization.............................    1,676,518      909,068
  Management fees...........................................    1,672,981       98,132
  Refinance and acquisition.................................      103,614       39,801
                                                              -----------   ----------
                                                                3,453,113    1,047,001
          Operating income..................................    2,956,579    2,484,700
Nonoperating income (expenses):
  Interest expense..........................................   (1,928,998)    (796,203)
                                                              -----------   ----------
                                                               (1,928,998)    (796,203)
                                                              -----------   ----------
Income before income taxes..................................    1,027,581    1,688,497
Income tax expense..........................................       (9,992)          --
                                                              -----------   ----------
          Net income........................................  $ 1,017,589   $1,688,497
                                                              ===========   ==========

         The accompanying note is an integral part of these statements.

                           MARTIN & MACFARLANE, INC.

                            STATEMENTS OF CASH FLOWS
                    SIX MONTHS ENDED JUNE 30, 1998 AND 1997
                                  (UNAUDITED)

                                                                  1998          1997
                                                              ------------   -----------
Cash flows from operating activities:
  Net income................................................  $  1,017,589   $ 1,688,497
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................     1,676,518       909,068
     Changes in operating assets and liabilities (exclusive
      of acquisitions):
       Increase in accounts receivable......................    (1,111,203)     (118,870)
       Increase in other receivables........................        (6,167)      279,700
       Decrease in inventories, raw materials...............        75,728       117,325
       Increase in prepaid expenses.........................      (334,730)     (225,219)
       Decrease in deferred income tax asset................            59            --
       Increase in other assets.............................      (125,142)   (1,442,229)
       Decrease in accounts payable.........................      (711,997)    4,494,655
       Decrease in accrued expenses.........................      (121,962)     (152,733)
       Decrease in accrued income...........................       (10,788)      (64,230)
                                                              ------------   -----------
          Net cash provided (used) by operating
             activities.....................................       347,905     5,485,964
Cash flows from investing activities:
  Decrease (increase) in notes receivable...................        29,722       (22,129)
  Change in intangible assets...............................   (10,768,268)     (810,001)
  Capital expenditures......................................    (4,879,517)   (1,821,808)
                                                              ------------   -----------
          Net cash used in investing activities.............   (15,618,063)   (2,653,938)
                                                              ------------   -----------
Cash flows from financing activities:
  Proceeds (payments) on long-term debt.....................    16,476,756      (325,153)
  Distributions to partners.................................      (463,235)   (1,051,176)
                                                              ------------   -----------
          Net cash provided by investing activities.........    16,013,521    (1,376,329)
                                                              ------------   -----------
Net decrease in cash........................................       743,363     1,455,697
Cash at beginning of year...................................       (27,790)     (529,763)
                                                              ------------   -----------
Cash at end of period.......................................  $    715,573   $   925,934
                                                              ============   ===========
Supplemental disclosures of cash flow information:
       Interest paid........................................  $  1,912,798   $   796,203
                                                              ============   ===========
       Payment of income taxes..............................  $      3,584   $        --
                                                              ============   ===========

         The accompanying note is an integral part of these statements.

                           MARTIN & MACFARLANE, INC.

                          NOTE TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial information with respect to the six months ended June 30, 1998 and 1997 is unaudited. In the opinion of management, the financial statements contain all adjustments consisting of normal recurring accruals, necessary for the fair presentation of the results for such periods. The information is not necessarily indicative of the results of operations to be expected for the fiscal year end.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Evergreen Media Corporation:

     We have audited the accompanying combined balance sheets of Riverside Broadcasting Co., Inc. and WAXQ Inc. as of December 31, 1995 and 1996, and the related combined statements of earnings and cash flows for each of the years in the three-year period ended December 31, 1996. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Riverside Broadcasting Inc. and WAXQ Inc. as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                    KPMG Peat Marwick LLP

Dallas, Texas
March 14, 1997

                 RIVERSIDE BROADCASTING CO., INC. AND WAXQ INC.

                            COMBINED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                             DECEMBER 31,
                                          ------------------     JUNE 30,
                                           1995       1996         1997
                                          -------    -------    -----------
                                                                (UNAUDITED)
Current assets:
  Accounts receivable, less allowance
     for doubtful accounts of $99 in
     1995, $208 in 1996 and $170 in
     1997...............................  $ 5,507    $ 9,713      $10,489
  Prepaid expenses and other current
     assets.............................      178        381          162
  Deferred income taxes.................       45        829          829
                                          -------    -------      -------
          Total current assets..........    5,730     10,923       11,480
Property and equipment, net (note 4)....    1,075      4,177        2,668
Intangible assets, net (note 5).........   47,422     66,626       74,038
                                          -------    -------      -------
                                          $54,227    $81,726      $88,186
                                          =======    =======      =======
                          LIABILITIES AND EQUITY
Current liabilities -- accounts payable
  and accrued expenses..................  $ 1,167    $ 3,669       $2,894
Deferred income taxes...................      222      4,373        4,373
Equity (note 9).........................   52,838     73,684       80,919
Commitments and contingencies (note
  10)...................................
                                          -------    -------      -------
                                          $54,227    $81,726      $88,186
                                          =======    =======      =======

            See accompanying notes to combined financial statements.

                 RIVERSIDE BROADCASTING CO., INC. AND WAXQ INC.

                        COMBINED STATEMENTS OF EARNINGS
                             (DOLLARS IN THOUSANDS)

                                                                           SIX MONTHS
                                           YEARS ENDED DECEMBER 31,      ENDED JUNE 30,
                                          ---------------------------   -----------------
                                           1994      1995      1996      1996      1997
                                          -------   -------   -------   -------   -------
                                                                           (UNAUDITED)
Gross revenues..........................  $28,254   $25,862   $36,121   $14,274   $25,135
  Less agency commissions and national
     rep fees...........................    4,700     4,342     5,892     2,107     3,652
                                          -------   -------   -------   -------   -------
          Net revenues..................   23,554    21,520    30,229    12,167    21,483
                                          -------   -------   -------   -------   -------
Operating expenses:
  Station operating expenses excluding
     depreciation and amortization......    9,212     9,069    12,447     5,192     8,893
  Depreciation and amortization.........    1,662     1,676     4,528       838     1,290
  Corporate general and
     administrative.....................      945       980       943       510       442
                                          -------   -------   -------   -------   -------
     Operating expenses.................   11,819    11,725    17,918     6,540    10,625
                                          -------   -------   -------   -------   -------
     Operating income...................   11,735     9,795    12,311     5,627    10,858
Other (income) expense (note 3).........       --        --      (741)       --        --
                                          -------   -------   -------   -------   -------
     Earnings before income taxes.......   11,735     9,795    13,052     5,627    10,858
Income tax expense (note 6).............    6,053     5,154     6,683     2,881     4,336
                                          -------   -------   -------   -------   -------
          Net earnings..................  $ 5,682   $ 4,641   $ 6,369   $ 2,746   $ 6,522
                                          =======   =======   =======   =======   =======

            See accompanying notes to combined financial statements.

                 RIVERSIDE BROADCASTING CO., INC. AND WAXQ INC.

                       COMBINED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                    SIX MONTHS
                                                    YEARS ENDED DECEMBER 31,      ENDED JUNE 30,
                                                   ---------------------------   -----------------
                                                    1994      1995      1996      1996      1997
                                                   -------   -------   -------   -------   -------
                                                                                    (UNAUDITED)
Cash flows provided by operating activities:
  Net earnings...................................  $ 5,682   $ 4,641   $ 6,369   $ 2,746   $ 6,522
  Adjustments to reconcile net earnings to net
     cash provided by operating activities:
     Depreciation................................      153       168       286        84       266
     Amortization of goodwill....................    1,509     1,508     1,811       754     1,024
     Changes in certain assets and liabilities:
       Deferred income taxes.....................       32       110      (603)       --        --
       Accounts receivable, net..................     (676)      659    (4,172)     (984)     (776)
       Prepaid expenses and other current
          assets.................................       12       103      (203)      128       219
       Accounts payable and accrued expenses.....     (192)     (483)    2,502       765      (775)
                                                   -------   -------   -------   -------   -------
          Net cash provided by operating
            activities...........................    6,520     6,706     5,990     3,493     6,480
                                                   -------   -------   -------   -------   -------
Cash flows used by investing activities --capital
  expenditures...................................     (150)     (129)     (695)     (250)     (417)
                                                   -------   -------   -------   -------   -------
Net cash used by financing
  activities -- distribution to parent...........   (6,370)   (6,577)   (5,295)   (3,243)   (6,063)
                                                   -------   -------   -------   -------   -------
Increase (decrease) in cash......................       --        --        --        --        --
Cash at beginning of period......................       --        --        --        --        --
                                                   -------   -------   -------   -------   -------
Cash at end of period............................  $    --   $    --   $    --   $    --   $    --
                                                   =======   =======   =======   =======   =======
Noncash financing activities -- contribution of
  radio station net assets by parent (note 3)....  $    --   $    --   $19,772   $    --   $    --
                                                   =======   =======   =======   =======   =======

            See accompanying notes to combined financial statements.

                 RIVERSIDE BROADCASTING CO., INC. AND WAXQ INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

(1) ORGANIZATION AND BASIS OF PRESENTATION

     The accompanying combined financial statements include the accounts of Riverside Broadcasting Co., Inc. and WAXQ Inc. (collectively, the "Company"). The Company owns and operates two commercial radio stations in the New York City market -- WLTW-FM and WAXQ-FM and is wholly owned by Viacom International Inc. ("Viacom" or "Parent"), a wholly owned subsidiary of Viacom, Inc. Significant intercompany accounts and transactions have been eliminated in combination.

     On February 16, 1997, Viacom entered into a stock purchase agreement to sell all the issued and outstanding shares of capital stock of WAXQ Inc. and Riverside Broadcasting Co., Inc. in the New York City market, KYSR Inc. and KIBB Inc. in the Los Angeles market, Viacom Broadcasting East Inc. and WMZQ Inc. in the Washington, DC market, WLIT Inc. in the Chicago market and WDRQ Inc. in the Detroit market (collectively, the "Viacom Radio Properties") to Evergreen Media Corporation of Los Angeles ("Evergreen"), for $1.075 billion in cash ("Proposed Transaction"). The Proposed Transaction is expected to close after the expiration or termination of the applicable waiting periods under the HSR Act and approval by the Federal Communications Commission ("FCC"). Contemporaneous with this transaction, Evergreen entered into a joint purchase agreement with Chancellor Broadcasting Company ("Chancellor") under which Chancellor agreed to acquire the Chicago, Detroit and Los Angeles Viacom radio properties referred to above for $480 million from Evergreen or from Viacom directly.

     The accompanying combined financial statements reflect the carve-out historical results of operations and financial position of Riverside Broadcasting Co., Inc. and WAXQ Inc. These financial statements are not necessarily indicative of the results that would have occurred if the Company had been a separate stand-alone entity during the periods presented.

     The financial statements do not include Viacom's corporate assets or liabilities not specifically identifiable to the Company. Corporate overhead allocations have been included in the accompanying statements of earnings in corporate general and administrative expense and station operating expenses.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Property and Equipment

     Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Repair and maintenance costs are charged to expense when incurred.

  (b) Intangible Assets

     Intangible assets consist primarily of broadcast licenses. The Company amortizes such intangible assets using the straight-line method over 40 years. The Company continually evaluates the propriety of the carrying amount of intangible assets as well as the amortization period to determine whether current events or circumstances warrant adjustments to the carrying value and/or revised estimates of useful lives. This evaluation consists of the projection of undiscounted operating income before depreciation, amortization, nonrecurring charges and interest over the remaining amortization periods of the related intangible assets. At this time, the Company believes that no significant impairment of intangible assets has occurred and that no reduction of the estimated useful lives is warranted.

                 RIVERSIDE BROADCASTING CO., INC. AND WAXQ INC.

  (c) Barter Transactions

     The Company trades commercial air time for goods and services used principally for promotional, sales and other business activities. An asset and liability are recorded at the fair market value of the goods or services to be received. Barter revenue is recorded and the liability relieved when commercials are broadcast and barter expense is recorded and the asset relieved when goods or services are received or used.

  (d) Revenue Recognition

     Revenue is derived primarily from the sale of commercial announcements to local and national advertisers. Revenue is recognized as commercials are broadcast.

  (e) Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense is the total of tax payable for the period and the change during the period in deferred tax assets and liabilities.

  (f) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

  (g) Fair Value

     The carrying amount of accounts receivable and accounts payable approximates fair value because of the short maturity of these instruments.

  (h) Disclosure of Certain Significant Risks and Uncertainties

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     In the opinion of management, credit risk with respect to trade receivables is limited due to the large number of diversified customers in the Company's customer base. The Company performs ongoing credit

                 RIVERSIDE BROADCASTING CO., INC. AND WAXQ INC.

evaluations of its customers and believes that adequate allowances for any uncollectible trade receivables are maintained. No one customer accounted for more than 10% of net revenues in 1994, 1995, or 1996.

  (i) Unaudited Interim Financial Information

     In the opinion of management, the unaudited interim combined financial statements as of and for the six months ended June 30, 1996 and 1997, reflect all adjustments, consisting of only normal and recurring items, which are necessary for a fair presentation of the results for the interim periods presented. The results for the interim periods ended June 30, 1996 and 1997 are not necessarily indicative of results to be expected for any other interim period or for the full year.

(3) ACQUISITIONS AND DISPOSITIONS

     On August 1, 1996, Viacom exchanged the assets of KBSG-AM/FM and KNDD-FM in Seattle for the assets of WAXQ-FM in New York. The transaction was accounted for as a nonmonetary exchange and was based on the recorded amounts of the nonmonetary assets relinquished. For the period from July 1, 1996 to July 31, 1996, Viacom operated WAXQ-FM under a time brokerage agreement.

     Station start-up costs, including fees paid pursuant to the time brokerage agreement, amounting to $2,431,000, were capitalized and amortized during 1996. Acquisition-related costs are reflected in the accompanying financial statements as other expense.

     A summary of net assets relinquished by Viacom in connection with the exchange is as follows:

Working capital.............................................  $    34
Property and equipment......................................    2,693
Intangible assets...........................................   21,015
Deferred taxes..............................................   (3,970)
                                                              -------
                                                              $19,772
                                                              =======

(4) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31, 1995 and 1996:

                                                         ESTIMATED
                                                        USEFUL LIFE     1995      1996
                                                        -----------    ------    ------
Broadcast facilities..................................  8-20 years     $1,971    $4,783
Office equipment and other............................  5-8 years         557       754
Construction in progress..............................                     10       389
                                                                       ------    ------
                                                                        2,538     5,926
Accumulated depreciation..............................                  1,463     1,749
                                                                       ------    ------
                                                                       $1,075    $4,177
                                                                       ======    ======

(5) INTANGIBLE ASSETS

     Intangible assets at December 31, 1995 and 1996 consist of broadcast licenses which are being amortized over forty years and are presented net of accumulated amortization of $13,177 and $14,988, respectively.

                 RIVERSIDE BROADCASTING CO., INC. AND WAXQ INC.

(6) INCOME TAXES

     The Company's results of operations are included in the combined U.S. federal and certain combined and separate state income tax returns of Viacom International Inc.

     The tax provisions and deferred tax liabilities presented have been determined as if the Company were a stand-alone business filing separate tax returns. Current tax liabilities are recorded through the equity account with Viacom.

     Income tax expense (benefit) consists of:

                                                              1994     1995     1996
                                                             ------   ------   ------
Current:
  Federal..................................................  $3,889   $3,258   $4,672
  State and local..........................................   2,132    1,786    2,614
Deferred:
  Federal..................................................      21       71     (356)
  State....................................................      11       39     (247)
                                                             ------   ------   ------
                                                             $6,053   $5,154   $6,683
                                                             ======   ======   ======

     A reconciliation of the U.S. Federal statutory tax rate to the Company's effective tax rate on earnings before income taxes is as follows:

                                                              1994    1995    1996
                                                              ----    ----    ----
Statutory U.S. tax rate.....................................  35.0%   35.0%   35.0%
Amortization of intangibles.................................   4.6     5.4     4.3
State and local taxes, net of federal tax benefit...........  11.9    12.1    11.8
Other, net..................................................   0.1     0.1     0.1
                                                              ----    ----    ----
  Effective tax rate........................................  51.6%   52.6%   51.2%
                                                              ====    ====    ====

     Deferred tax assets and liabilities are computed by applying the U.S. federal income tax rate in effect to the gross amounts of temporary differences and other tax attributes. These temporary differences are primarily the result of fixed asset basis differences and bad debt expense.

(7) DEBT AND INTEREST COST

     Viacom has not allocated any portion of its debt or related interest cost to the Company, and no portion of Viacom's debt is specifically related to the operations of the Company. Accordingly, the Company's financial statements include no charges for interest.

(8) RELATED PARTY TRANSACTIONS

     Intercompany balances between the Company and Viacom resulting from normal trade activity are reflected in Equity in the accompanying combined financial statements
(see note 9).

     Viacom provides services for the Company in management, accounting and financial reporting, human resources and information systems. The allocation of these expenses, which is generally based on revenue dollars, is reflected in the accompanying combined financial statements as corporate general and administrative expense. Management believes that the method of allocation of corporate overhead is reasonable.

                 RIVERSIDE BROADCASTING CO., INC. AND WAXQ INC.

     Viacom has a noncontributory pension plan covering substantially all of its employees, including the employees of the Company. Costs related to these plans are allocated to the Company based on payroll dollars. The Company recognized expense related to these costs in the amounts of $63, $41 and $97 for 1994, 1995 and 1996, respectively. The assets and the related benefit obligation of the plans will not be transferred to the Company upon consummation of the Proposed Transaction, therefore, such assets and obligations are not included in the notes to the Company's combined financial statements.

     Viacom utilizes a centralized cash management system. As a result, the Company carries minimal cash. Disbursements are funded by the Parent upon demand and cash receipts are transferred to the Parent daily.

     The Company, from time to time, enters into transactions with companies owned by or affiliated with Viacom. Generally, services received from such related parties are charged to the Company at amounts which would be incurred in transactions between unrelated entities.

(9) EQUITY

     Equity represents Viacom's ownership interest in the recorded net assets of the Company. All cash transactions and intercompany transactions flow through the equity account. A summary of the activity is as follows:

                                            1994        1995        1996
                                          --------    --------    --------
Balance at beginning of period..........  $ 55,462    $ 54,774    $ 52,838
Net earnings............................     5,682       4,641       6,369
Net intercompany activity...............    (6,370)     (6,577)     14,477
                                          --------    --------    --------
Balance at end of period................  $ 54,774    $ 52,838    $ 73,684
                                          ========    ========    ========

(10) COMMITMENTS AND CONTINGENCIES

     The Company has noncancelable operating leases, primarily for office space. These leases generally contain renewal options for periods ranging from one to ten years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (excluding those with lease terms of one month or less that were not renewed) was approximately $192, $155 and $442 during 1994, 1995 and 1996, respectively.

     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1996 are as follows:

Year ending December 31:
1997....................................   $  709
1998....................................      722
1999....................................      759
2000....................................      795
2001....................................      818
Thereafter..............................    2,411
                                           ------
                                           $6,214
                                           ======

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Evergreen Media Corporation:

     We have audited the accompanying combined balance sheets of WMZQ Inc. and Viacom Broadcasting East Inc. as of December 31, 1995 and 1996, and the related combined statements of earnings and cash flows for each of the years in the three-year period ended December 31, 1996. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of WMZQ Inc. and Viacom Broadcasting East Inc. as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                    KPMG Peat Marwick LLP

Dallas, Texas
March 14, 1997, except for note 10,
  which is as of April 14, 1997

                  WMZQ INC. AND VIACOM BROADCASTING EAST INC.

                            COMBINED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                             DECEMBER 31
                                          ------------------     JUNE 30,
                                           1995       1996         1997
                                          -------    -------    -----------
                                                                (UNAUDITED)
Current assets:
  Accounts receivable, less allowance
     for doubtful accounts of $150 in
     1995, $235 in 1996 and $136 in
     1997...............................  $ 4,893    $ 5,401      $ 5,407
  Prepaid expenses and other current
     assets.............................      467        629           55
  Deferred income taxes (note 5)........       60         94           94
                                          -------    -------      -------
          Total current assets..........    5,420      6,124        5,556
Property and equipment, net (note 3)....    2,407      2,316        2,408
Intangible assets, net (note 4).........   50,204     48,695       50,399
                                          -------    -------      -------
                                          $58,031    $57,135      $58,363
                                          =======    =======      =======
                          LIABILITIES AND EQUITY
Current liabilities -- accounts payable
  and accrued expenses..................  $ 2,411    $ 2,458      $ 1,814
Deferred income taxes (note 5)..........    1,899      2,121        2,123
Equity (note 8).........................   53,721     52,556       54,426
Commitments and contingencies (note
  9)....................................
                                          -------    -------      -------
                                          $58,031    $57,135      $58,363
                                          =======    =======      =======

            See accompanying notes to combined financial statements.

                  WMZQ INC. AND VIACOM BROADCASTING EAST INC.

                        COMBINED STATEMENTS OF EARNINGS
                             (DOLLARS IN THOUSANDS)

                                                                                 SIX MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,         JUNE 30,
                                                   ---------------------------   -----------------
                                                    1994      1995      1996      1996      1997
                                                   -------   -------   -------   -------   -------
                                                                                    (UNAUDITED)
Gross revenues...................................  $21,389   $25,656   $26,584   $13,422   $13,837
  Less agency commissions and national rep
     fees........................................    3,321     4,131     4,075     1,624     1,818
                                                   -------   -------   -------   -------   -------
          Net revenues...........................   18,068    21,525    22,509    11,798    12,019
                                                   -------   -------   -------   -------   -------
Operating expenses:
  Station operating expenses excluding
     depreciation and amortization...............   10,398    11,445    11,362     6,394     6,043
  Depreciation and amortization..................    1,798     1,814     1,884       906       989
  Corporate general and administrative...........      694       940       674       436       240
                                                   -------   -------   -------   -------   -------
     Operating expenses..........................   12,890    14,199    13,920     7,736     7,272
                                                   -------   -------   -------   -------   -------
     Earnings before income taxes................    5,178     7,326     8,589     4,062     4,747
Income tax expense (note 5)......................    2,607     3,437     3,929     1,858     1,556
                                                   -------   -------   -------   -------   -------
          Net earnings...........................  $ 2,571   $ 3,889   $ 4,660   $ 2,204   $ 3,191
                                                   =======   =======   =======   =======   =======

            See accompanying notes to combined financial statements.

                  WMZQ INC. AND VIACOM BROADCASTING EAST INC.

                       COMBINED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                           SIX MONTHS
                                           YEARS ENDED DECEMBER 31,      ENDED JUNE 30,
                                          ---------------------------   -----------------
                                           1994      1995      1996      1996      1997
                                          -------   -------   -------   -------   -------
                                                                           (UNAUDITED)
Cash flows provided by operating
  activities:
  Net earnings..........................  $ 2,571   $ 3,889   $ 4,660   $ 2,204   $ 3,191
  Adjustments to reconcile net earnings
     to net cash provided by operating
     activities:
     Depreciation.......................      289       305       375       150       237
     Amortization of goodwill...........    1,509     1,509     1,509       756       752
     Deferred income tax expense........      323       302       188        --        --
     Changes in certain assets and
       liabilities, net of effects of
       acquisitions:
       Accounts receivable, net.........      179    (1,485)     (508)     (445)       (6)
       Prepaid expenses and other
          current assets................       14      (121)     (162)     (730)      574
       Accounts payable and accrued
          expenses......................     (559)       20        47     2,446      (644)
                                          -------   -------   -------   -------   -------
          Net cash provided by operating
            activities..................    4,326     4,419     6,109     4,381     4,104
                                          -------   -------   -------   -------   -------
Cash flows used by investing
  activities -- capital expenditures....     (194)     (491)     (284)     (142)     (232)
                                          -------   -------   -------   -------   -------
Cash flows used by financing
  activities -- distribution to
  Parent................................   (4,132)   (3,928)   (5,825)   (4,239)   (3,872)
                                          -------   -------   -------   -------   -------
Increase (decrease) in cash.............       --        --        --        --        --
Cash at beginning of period.............       --        --        --        --        --
                                          -------   -------   -------   -------   -------
Cash at end of period...................  $    --   $    --   $    --   $    --   $    --
                                          =======   =======   =======   =======   =======

            See accompanying notes to combined financial statements.

                  WMZQ INC. AND VIACOM BROADCASTING EAST INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

(1) ORGANIZATION AND BASIS OF PRESENTATION

     The accompanying combined financial statements include the accounts of WMZQ Inc. and Viacom Broadcasting East Inc. (collectively, the "Company"). The Company owns and operates four commercial radio stations in the Washington, DC market, WMZQ-FM, WJZW-FM, WBZS-AM and WZHF-AM, and is wholly owned by Viacom International Inc. ("Viacom" or "Parent"), a wholly owned subsidiary of Viacom, Inc. Significant intercompany accounts and transactions have been eliminated in combination.

     On February 16, 1997, Viacom International Inc. entered into a stock purchase agreement to sell all the issued and outstanding shares of capital stock of WAXQ Inc. and Riverside Broadcasting Co., Inc. in the New York City market, KYSR Inc. and KIBB Inc. in the Los Angeles market, Viacom Broadcasting East Inc. and WMZQ Inc. in the Washington, DC market, WLIT Inc. in the Chicago market and WDRQ Inc. in the Detroit market (collectively the "Viacom Radio Properties") to Evergreen Media Corporation for $1.075 billion in cash ("Proposed Transaction"). The Proposed Transaction is expected to close after the expiration or termination of the applicable waiting periods under the HSR Act and approval by the Federal Communications Commission ("FCC"). Contemporaneous with this transaction, Evergreen entered into a joint purchase agreement with Chancellor Broadcasting Company ("Chancellor"), under which Chancellor agreed to acquire the Chicago, Detroit and Los Angeles Viacom Radio Properties referred to above for $480 million from Evergreen or from Viacom directly.

     The accompanying combined financial statements reflect the carve-out historical results of operations and financial position of WMZQ Inc. and Viacom Broadcasting East, Inc. These financial statements are not necessarily indicative of the results that would have occurred if the Company had been a separate stand-alone entity during the periods presented.

     The financial statements do not include Viacom's corporate assets or liabilities not specifically identifiable to the Company. Corporate overhead allocations have been included in the accompanying statements of earnings in corporate general and administrative expense and station operating expenses.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Property and Equipment

     Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Repair and maintenance costs are charged to expense when incurred.

  (b) Intangible Assets

     Intangible assets consist primarily of broadcast licenses. The Company amortizes such intangible assets using the straight-line method over 40 years. The Company continually evaluates the propriety of the carrying amount of intangible assets as well as the amortization period to determine whether current events or circumstances warrant adjustments to the carrying value and/or revised estimates of useful lives. This evaluation consists of the projection of undiscounted operating income before depreciation, amortization, nonrecurring charges and interest over the remaining amortization periods of the related intangible assets. At this time, the Company believes that no significant impairment of intangible assets has occurred and that no reduction of the estimated useful lives is warranted.

                  WMZQ INC. AND VIACOM BROADCASTING EAST INC.

  (c) Barter Transactions

     The Company trades commercial air time for goods and services used principally for promotional, sales and other business activities. An asset and liability are recorded at the fair market value of the goods or services to be received. Barter revenue is recorded and the liability relieved when commercials are broadcast and barter expense is recorded and the asset relieved when goods or services are received or used.

  (d) Revenue Recognition

     Revenue is derived primarily from the sale of commercial announcements to local and national advertisers. Revenue is recognized as commercials are broadcast.

  (e) Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense is the total of tax payable for the period and the change during the period in deferred tax assets and liabilities.

  (f) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

  (g) Fair Value

     The carrying amount of accounts receivable and accounts payable approximates fair value because of the short maturity of these instruments.

  (h) Disclosure of Certain Significant Risks and Uncertainties

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     In the opinion of management, credit risk with respect to trade receivables is limited due to the large number of diversified customers in the Company's customer base. The Company performs ongoing credit

                  WMZQ INC. AND VIACOM BROADCASTING EAST INC.

evaluations of its customers and believes that adequate allowances for any uncollectible trade receivables are maintained. No one customer accounted for more than 10% of net revenues in 1994, 1995, or 1996.

  (i) Unaudited Interim Financial Information

     In the opinion of management, the unaudited interim combined financial statements as of and for the six months ended June 30, 1996 and 1997, reflect all adjustments, consisting of only normal and recurring items, which are necessary for a fair presentation of the results for the interim periods presented. The results for the interim periods ended June 30, 1996 and 1997 are not necessarily indicative of results to be expected for any other interim period or for the full year.

(3) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31, 1995 and 1996:

                                                            ESTIMATED
                                                           USEFUL LIFE     1995     1996
                                                         ---------------  ------   ------
Broadcast facilities...................................  8 - 20 years     $2,268   $2,366
Land...................................................                      440      440
Building...............................................  30 - 40 years       146      146
Office equipment and other.............................  5 - 8 years       1,866    1,808
Construction in progress...............................                       --        5
                                                                          ------   ------
                                                                           4,720    4,765
                                                                          ------   ------
Accumulated depreciation...............................                    2,313    2,449
                                                                          ------   ------
                                                                          $2,407   $2,316
                                                                          ======   ======

(4) INTANGIBLE ASSETS

     Intangible assets at December 31, 1995 and 1996 consist of broadcast licenses which are being amortized over forty years and are presented net of accumulated amortization of $10,714 and $12,223, respectively.

(5) INCOME TAXES

     The Company's results of operations are included in the U.S. federal and certain combined and separate state income tax returns of Viacom International Inc.

     The tax provisions and deferred tax liabilities presented have been determined as if the Company were a stand-alone business filing separate tax returns. Current tax liabilities are recorded through the equity account with Viacom.

     Income tax expense consists of:

                                                               1994     1995     1996
                                                              ------   ------   ------
Current:
  Federal...................................................  $1,704   $2,434   $2,943
  State and local...........................................     580      701      798
Deferred federal and state..................................     323      302      188
                                                              ------   ------   ------
                                                              $2,607   $3,437   $3,929
                                                              ======   ======   ======

                  WMZQ INC. AND VIACOM BROADCASTING EAST INC.

     A reconciliation of the U.S. Federal statutory tax rate to the Company's effective tax rate on earnings before income taxes is as follows:

                                          1994     1995     1996
                                          ----     ----     ----
Statutory U.S. tax rate.................  35.0%    35.0%    35.0%
Amortization of intangibles.............   7.4      5.2      4.5
State and local taxes, net of federal
  tax benefit...........................   7.9      6.7      6.2
Other, net..............................   0.0      0.0      0.0
                                          ----     ----     ----
  Effective tax rate....................  50.3%    46.9%    45.7%
                                          ====     ====     ====

     Deferred tax assets and liabilities are computed by applying the U.S. federal income tax rate in effect to the gross amounts of temporary differences and other tax attributes. These temporary differences are primarily the result of fixed asset basis differences and bad debt expense. Deferred tax assets and liabilities relating to state income taxes are not material.

(6) DEBT AND INTEREST COST

     Viacom has not allocated any portion of its debt or related interest cost to the Company, and no portion of Viacom's debt is specifically related to the operations of the Company. Accordingly, the Company's financial statements include no charges for interest.

(7) RELATED PARTY TRANSACTIONS

     Intercompany balances between the Company and Viacom resulting from normal trade activity are reflected in Equity in the accompanying combined financial statements (see note 8).

     Viacom provides services for the Company in management, accounting and financial reporting, human resources, information systems, legal, taxes and other corporate services. The allocation of these expenses, which is generally based on revenue dollars, is reflected in the accompanying financial statements as corporate general and administrative expense. Management believes that the method of allocation of corporate overhead is reasonable.

     Viacom has a noncontributory pension plan covering substantially all of its employees, including the employees of the Company. Costs related to these plans are allocated to the Company based on payroll dollars and are included in station operating expenses. The Company recognized expense related to these costs in the amounts of $77, $74 and $242 for 1994, 1995 and 1996, respectively. The assets and the related benefit obligation of the plans will not be transferred to the Company upon consummation of the Proposed Transaction, therefore, such assets and obligations are not included in the notes to the Company's financial statements.

     Viacom utilizes a centralized cash management system. As a result, the Company carries minimal cash. Disbursements are funded centrally upon demand and cash receipts are transferred to the Parent daily.

     The Company, from time to time, enters into transactions with companies owned by or affiliated with Viacom. Generally, services received from such related parties are charged to the Company at amounts which would be incurred in transactions between unrelated entities.

                  WMZQ INC. AND VIACOM BROADCASTING EAST INC.

(8) EQUITY

     Equity represents Viacom's ownership interest in the recorded net assets of the Company. All cash transactions and intercompany transactions flow through the equity account. A summary of the activity is as follows:

                                                           1994      1995      1996
                                                          -------   -------   -------
Balance at beginning of period.........................   $55,321   $53,760   $53,721
Net earnings...........................................     2,571     3,889     4,660
Net intercompany activity..............................    (4,132)   (3,928)   (5,825)
                                                          -------   -------   -------
Balance at end of period...............................   $53,760   $53,721   $52,556
                                                          =======   =======   =======

(9) COMMITMENTS AND CONTINGENCIES

     The Company has noncancelable operating leases, primarily for office space. These leases generally contain renewal options for periods ranging from 1 to 10 years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (excluding those with lease terms of one month or less that were not renewed) was approximately $332, $356 and $373 during 1994, 1995 and 1996, respectively.

     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1996 are as follows:

Year ending December 31:
1997........................................................  $  506
1998........................................................     523
1999........................................................     310
2000........................................................     222
2001........................................................     200
Thereafter..................................................     814
                                                              ------
                                                              $2,575
                                                              ======

(10) SUBSEQUENT EVENT

     On April 14, 1997, Evergreen Media Corporation and Chancellor Broadcasting Company entered into an agreement with ABC Radio ("ABC"), a division of The Walt Disney Company, whereby ABC will purchase from Evergreen and Chancellor two radio stations, WDRQ-FM and WJZW-FM for a total of $105 million.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Beasley FM Acquisition Corp.:

     We have audited the accompanying balance sheet of WDAS-AM/FM (station owned and operated by Beasley FM Acquisition Corp.) as of December 31, 1996, and the related statements of earnings and station equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WDAS-AM/FM as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            KPMG Peat Marwick LLP

St. Petersburg, Florida
March 28, 1997

                                   WDAS-AM/FM
                         (STATION OWNED AND OPERATED BY
                         BEASLEY FM ACQUISITION CORP.)

                                 BALANCE SHEETS

                                     ASSETS

                                                              DECEMBER 31,    MARCH 31,
                                                                  1996          1997
                                                              ------------   -----------
                                                                             (UNAUDITED)
                                                                    (IN THOUSANDS)
Current assets:
  Cash......................................................    $ 2,111        $ 2,805
  Accounts receivable, less allowance for doubtful accounts
     of $166 and $138 in 1996 and 1997......................      3,693          2,938
  Trade sales receivable....................................        359             29
  Prepaid expense and other.................................        150            130
                                                                -------        -------
          Total current assets..............................      6,313          5,902
Property and equipment, net (note 2)........................      3,297          3,523
Notes receivable from related parties (note 5)..............      2,766          3,625
Intangibles, less accumulated amortization..................     17,738         17,122
                                                                -------        -------
                                                                $30,114        $30,172
                                                                =======        =======

                             LIABILITIES AND STATION EQUITY

Current liabilities:
  Current installments of long-term debt (note 3)...........    $    49        $    49
  Notes payable to related parties (note 5).................        352            494
  Accounts payable..........................................        269            191
  Accrued expenses..........................................        515            313
  Trade sales payable.......................................         39             12
                                                                -------        -------
          Total current liabilities.........................      1,224          1,059
Long-term debt, less current installments (note 3)..........        627            627
                                                                -------        -------
          Total liabilities.................................      1,851          1,686
Station equity..............................................     28,263         28,486
Commitments and related party transactions (notes 4 and
  5)........................................................
                                                                -------        -------
                                                                $30,114        $30,172
                                                                =======        =======

                See accompanying notes to financial statements.

                                   WDAS-AM/FM
                         (STATION OWNED AND OPERATED BY
                         BEASLEY FM ACQUISITION CORP.)

                   STATEMENTS OF EARNINGS AND STATION EQUITY

                                                                                THREE MONTHS
                                                               YEAR ENDED     ENDED MARCH 31,
                                                              DECEMBER 31,   ------------------
                                                                  1996        1996       1997
                                                              ------------   -------    -------
                                                                                (UNAUDITED)
                                                                       (IN THOUSANDS)
Net revenues................................................    $14,667      $ 2,623    $ 3,000
                                                                -------      -------    -------
Costs and expenses:
  Program and production....................................      2,028          445        620
  Technical.................................................        212           59         50
  Sales and advertising.....................................      3,514          660        802
  General and administrative................................      2,005          497        459
                                                                -------      -------    -------
                                                                  7,759        1,661      1,931
                                                                -------      -------    -------
          Operating income, excluding items shown separately
            below...........................................      6,908          962      1,069
Management fees (note 5)....................................       (620)        (156)      (128)
Depreciation and amortization...............................     (2,763)        (651)      (657)
Interest income (expense), net..............................        (40)         (13)         7
Other.......................................................         --           --        (78)
                                                                -------      -------    -------
          Net income........................................      3,485          142        213
Station equity, beginning of period.........................     25,367       25,367     28,273
Forgiveness of related party note receivable (note 5).......       (589)          --         --
                                                                -------      -------    -------
Station equity, end of period...............................    $28,263      $25,509    $28,486
                                                                =======      =======    =======

                See accompanying notes to financial statements.

                                   WDAS-AM/FM
          (STATION OWNED AND OPERATED BY BEASLEY FM ACQUISITION CORP.)

                            STATEMENTS OF CASH FLOWS

                                                                                 THREE MONTHS
                                                          YEAR ENDED            ENDED MARCH 31,
                                                         DECEMBER 31,   -------------------------------
                                                             1996            1996             1997
                                                         ------------   ---------------   -------------
                                                                                  (UNAUDITED)
                                                                         (IN THOUSANDS)
Cash flows from operating activities:
  Net income...........................................    $ 3,485           $ 142           $  213
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization.....................      2,763             651              657
     Allowance for doubtful accounts...................          8             (56)             (28)
     Decrease (increase) in receivables................       (398)            792            1,113
     (Increase) decrease) in prepaid expense and other
       assets..........................................        (96)           (104)              20
     Decrease in payables and accrued expenses.........       (507)           (331)            (297)
                                                           -------           -----           ------
          Net cash provided by operating activities....      5,255           1,094            1,678
                                                           -------           -----           ------

Cash flows from investing activities -- capital
  expenditures for property and equipment..............       (775)           (572)            (267)
                                                           -------           -----           ------

Cash flows from financing activities:
  Proceeds from issuance of indebtedness...............        676               -                -
  Principal payments on indebtedness...................       (820)              -                -
  Payment of loan fees.................................         (6)              -                -
  Net change in borrowings to/from affiliates..........     (2,647)           (305)            (717)
                                                           -------           -----           ------
          Net cash used in financing activities........     (2,797)           (305)            (717)
                                                           -------           -----           ------
Net increase in cash...................................      1,683             217              694
Cash at beginning of period............................        428             428            2,111
                                                           -------           -----           ------
Cash at end of period..................................    $ 2,111           $ 645           $2,805
                                                           =======           =====           ======
Noncash transactions:
Forgiveness of related note receivable
  Release of WDAS-AM/FM's obligations under a note
  payable which related to obtaining an easement.
  WDAS-AM/FM is now directly responsible for the costs
  necessary to obtain this easement and has included
  these costs in accrued expenses in the accompanying
  balance sheet........................................    $   350
                                                           =======

                See accompanying notes to financial statements.

                                   WDAS-AM/FM
          (STATION OWNED AND OPERATED BY BEASLEY FM ACQUISITION CORP.)

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996
                                 (IN THOUSANDS)

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Organization

     WDAS-AM/FM (the Station) is a radio station operating in Philadelphia, Pennsylvania. The assets, liabilities and operations of WDAS-AM/FM are part of Beasley FM Acquisition Corp. (BFMA). These financial statements reflect only the assets, liabilities and operations relating to radio station WDAS-AM/FM and are not representative of the financial statements of BFMA.

  (b) Revenue Recognition

     Revenue is recognized as advertising air time is broadcast and is net of advertising agency commissions.

  (c) Property and Equipment

     Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated lives of the assets, which range from 5 to 31 years.

  (d) Intangibles

     Intangibles consist primarily of FCC licenses, which are amortized straight-line over ten years. Other intangibles are amortized straight-line over 5 to 10 years.

  (e) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of

     BFMA adopted the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Station's financial position, results of operations, or liquidity.

  (f) Barter Transactions

     Trade sales are recorded at the fair value of the products or services received and totaled approximately $676 for the year ended December 31, 1996. Products and services received and expensed totaled approximately $449 for the year ended December 31, 1996.

  (g) Income Taxes

     BFMA has elected to be treated as an "S" Corporation under provisions of the Internal Revenue Code. Under this corporate status, the stockholders of BFMA are individually responsible for reporting their share of

                                   WDAS-AM/FM
          (STATION OWNED AND OPERATED BY BEASLEY FM ACQUISITION CORP.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

taxable income or loss. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements.

  (h) Defined Contribution Plan

     BFMA has a defined contribution plan which conforms with Section 401(k) of the Internal Revenue Code. Under this plan, employees may contribute a minimum of 1% of their compensation (no maximum) to the Plan. The Internal Revenue Code, however, limited contributions to $9,500 in 1996. There are no employer matching contributions.

  (i) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. To the extent management's estimates prove to be incorrect, financial results for future periods may be adversely affected.

  (j) Interim Financial Statements

     In the opinion of management, the accompanying unaudited interim financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations, and cash flows of the Station for the three-month periods ended March 31, 1997 and 1996 and as of June 30, 1997.

(2) PROPERTY AND EQUIPMENT

     Property and equipment, at cost, is comprised of the following at December 31, 1996:

Land, buildings, and improvements...........................  $2,204
Broadcast equipment.........................................   1,200
Office equipment and other..................................     477
Transportation equipment....................................      79
                                                              ------
                                                               3,960
          Less accumulated depreciation.....................    (663)
                                                              ------
                                                              $3,297
                                                              ======

(3) LONG-TERM DEBT

     BFMA and six affiliates (the Group) refinanced their $100,000 revolving credit loan on June 24, 1996. Under terms of the new agreement, the Group was provided a revolving credit loan with an initial maximum commitment of $115,000. The credit agreement was subsequently amended and the maximum commitment was increased to $120,000. The Group's borrowings under the revolving credit loan totaled $115,784 at December 31, 1996, of which $676 was allocated to WDAS-AM/FM. The loan bears interest at either the base rate or LIBOR plus a margin which is determined by the Group's debt to cash flow ratio. The base rate is equal to the higher of the prime rate or the overnight federal funds effective rate plus 0.5%. At December 31,

                                   WDAS-AM/FM
          (STATION OWNED AND OPERATED BY BEASLEY FM ACQUISITION CORP.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

1996, the revolving credit loan carried interest at an average rate of 8.61%. Interest is generally payable monthly. The Group has entered into interest rate hedge agreements as discussed in note 6.

     The amount available under the Group's revolving credit loan will be reduced quarterly beginning September 30, 1997 through its maturity on December 31, 2003. The loan agreement includes restrictive covenants and requires the Group to maintain certain financial ratios. The loans are secured by the common stock and substantially all assets of the Group.

     Annual maturities on the Group's revolving credit loan for the next five years are as follows:

                                                                 DEBT
                                                              MATURITIES
                                                              ----------
1997........................................................   $  8,434
1998........................................................     12,650
1999........................................................     13,800
2000........................................................     14,950
2001........................................................     15,525
Thereafter..................................................     50,425
                                                               --------
          Total.............................................   $115,784
                                                               ========

     S-AM/FM paid interest of approximately $79 in 1996.

(4) COMMITMENTS

     On September 19, 1996, BFMA entered into an asset purchase agreement (APA) with Evergreen Media Corporation of Los Angeles (Evergreen) for the sale of WDAS-AM/FM. Under the terms of the APA, BFMA will convey substantially all of the assets used in the operation of the station to Evergreen in exchange for a purchase price of $103,000, subject to adjustment, to be paid in cash. BFMA expects to close on this sale before July 1, 1997.

     WDAS-AM/FM leases facilities and a tower under 10-year operating leases which expire in July 2004 and January 2007, respectively. WDAS-AM/FM also leases certain other office equipment on a month-to-month basis. Lease expense was approximately $215 in 1996. Future minimum lease payments by year are summarized as follows:

1997........................................................  $  236
1998........................................................     247
1999........................................................     258
2000........................................................     270
2001........................................................     283
Thereafter..................................................   1,275
                                                              ------
                                                              $2,569
                                                              ======

     In the normal course of business, the Station is party to various legal matters. The ultimate disposition of these matters will not, in management's judgment, have a material adverse effect on the Station's financial position.

                                   WDAS-AM/FM
          (STATION OWNED AND OPERATED BY BEASLEY FM ACQUISITION CORP.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(5) RELATED PARTY TRANSACTIONS

     The Company has a management agreement with Beasley Management Company, an affiliate of the Company's principal stockholder. Management fee expense under the agreement was $620 in 1996.

     The notes receivable from/payable to related parties are non-interest bearing and are due on demand. A note receivable due from a related party of $589 was forgiven in 1996.

(6) FINANCIAL INSTRUMENTS

     WDAS-AM/FM's significant financial instruments and the methods used to estimate their fair value are as follows:

          Revolving credit loan -- The fair value approximates carrying value due to the loan being refinanced on June 24, 1996 and the interest rate being based on current market rates.

          Notes receivable from/payable to related parties -- It is not practicable to estimate the fair value of these notes payable due to their related party nature.

          Interest rate swap, cap and collar agreements -- The Group entered into an interest rate swap agreement with a notional amount of $15,000, an interest rate cap agreement with a notional amount of $3,100, and an interest rate collar agreement with a notional amount of $15,000 to act as a hedge by reducing the potential impact of increases in interest rates on the revolving credit loan. These agreements expire on various dates in 1999. The Group is exposed to credit loss in the event of nonperformance by the other parties to the agreements. The Group, however, does not anticipate nonperformance by the counterparties. The fair value of the interest rate swap agreement is estimated using the difference between the present value of discounted cash flows using the base rate stated in the swap agreement (5.37%) and the present value of discounted cash flows using the LIBOR rate at December 31, 1996. The fair values of the interest rate cap agreement, which establishes a maximum base rate of 7.50%, and the interest rate collar agreement, which establishes a minimum base rate of 4.93% and a maximum base rate of 6%, are estimated based on the amounts the Group would expect to receive or pay to terminate the agreement. The estimated fair value of each of these agreements is negligible.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Chancellor Broadcasting Company:

     We have audited the accompanying combined balance sheets of KYSR Inc. and KIBB Inc. as of December 31, 1995 and 1996, and the related combined statements of operations and cash flows for each of the years in the three-year period ended December 31, 1996. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of KYSR Inc. and KIBB Inc. as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            KPMG Peat Marwick LLP

Dallas, Texas
March 14, 1997

                            KYSR INC. AND KIBB INC.

                            COMBINED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                 DECEMBER 31,
                                                              -------------------    JUNE 30,
                                                                1995       1996        1997
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
Current assets:
  Accounts receivable, less allowance for doubtful accounts
     of $218 in 1995 and $246 in 1996 and $321 in 1997......  $  6,253   $  7,283    $  7,403
  Prepaid expenses and other................................       412        609          18
  Deferred income taxes (note 5)............................        89        101         101
                                                              --------   --------    --------
          Total current assets..............................     6,754      7,993       7,522
Property and equipment, net (note 3)........................     4,172      4,082       4,195
Intangible assets, net (note 4).............................   116,946    113,644     111,984
Other assets, net...........................................        22         22          22
                                                              --------   --------    --------
                                                              $127,894   $125,741    $123,723
                                                              ========   ========    ========

                                    LIABILITIES AND EQUITY

Current liabilities -- accounts payable and accrued
  expenses..................................................  $  3,883   $  3,624    $  2,082
Deferred income taxes (note 5)..............................     9,683     11,027      11,027
Equity (note 8).............................................   114,328    111,090     110,614
Commitments and contingencies (note 9)......................
                                                              --------   --------    --------
                                                              $127,894   $125,741    $123,723
                                                              ========   ========    ========

            See accompanying notes to combined financial statements.

                            KYSR INC. AND KIBB INC.

                       COMBINED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                        SIX MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,         JUNE 30,
                                          ---------------------------   -----------------
                                           1994      1995      1996      1996      1997
                                          -------   -------   -------   -------   -------
                                                                           (UNAUDITED)
Gross revenues..........................  $28,590   $30,571   $33,769   $15,762   $16,784
  Less agency commissions and national
     rep fees...........................    4,490     4,882     5,462     2,196     2,385
                                          -------   -------   -------   -------   -------
          Net revenues..................   24,100    25,689    28,307    13,566    14,399
                                          -------   -------   -------   -------   -------
Operating expenses:
  Station operating expenses, excluding
     depreciation and amortization......   13,407    12,901    13,378     6,834     7,119
  Depreciation and amortization.........    3,640     3,661     3,627     1,826     1,844
  Corporate general and
     administrative.....................      892     1,094       844       542       302
                                          -------   -------   -------   -------   -------
     Operating expenses.................   17,939    17,656    17,849     9,202     9,265
                                          -------   -------   -------   -------   -------
     Operating income...................    6,161     8,033    10,458     4,364     5,134
Interest expense (note 7)...............    6,374     6,374     6,374     3,187     3,178
                                          -------   -------   -------   -------   -------
  Earnings (loss) before income taxes...     (213)    1,659     4,084     1,177     1,956
Income tax expense (benefit) (note 5)...      (70)      699     1,694       494       296
                                          -------   -------   -------   -------   -------
          Net earnings (loss)...........  $  (143)  $   960   $ 2,390   $   683   $ 1,660
                                          =======   =======   =======   =======   =======

            See accompanying notes to combined financial statements.

                            KYSR INC. AND KIBB INC.

                       COMBINED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                               SIX MONTHS
                                                 YEARS ENDED DECEMBER 31,    ENDED JUNE 30,
                                                 ------------------------   -----------------
                                                  1994     1995     1996     1996      1997
                                                 ------   ------   ------   -------   -------
                                                                               (UNAUDITED)
Cash flows provided by operating activities:
  Net earnings (loss)..........................  $ (143)  $  960   $2,390   $   683   $ 1,660
  Adjustments to reconcile net earnings (loss)
     to net cash provided by operating
     activities:
     Depreciation..............................     338      359      325       175       193
     Amortization of intangibles...............   3,302    3,302    3,302     1,651     1,651
     Deferred tax expense......................   1,597    1,412    1,332        --        --
     Changes in certain assets and liabilities:
       Accounts receivable, net................  (1,452)    (120)  (1,030)     (330)     (120)
       Prepaid expenses and other current
          assets...............................     372     (149)    (197)   (1,468)      591
       Accounts payable and accrued expenses...    (345)     265     (259)    2,236    (1,542)
                                                 ------   ------   ------   -------   -------
          Net cash provided by operating
            activities.........................   3,669    6,029    5,863     2,947     2,433
                                                 ------   ------   ------   -------   -------
Cash used by investing activities -- capital
  expenditures.................................    (280)    (223)    (235)      (80)     (296)
                                                 ------   ------   ------   -------   -------
Cash flows used by financing
  activities -- distributions to Parent........  (3,389)  (5,806)  (5,628)   (2,867)   (2,137)
                                                 ------   ------   ------   -------   -------
Increase (decrease) in cash....................      --       --       --        --        --
Cash at beginning of period....................      --       --       --        --        --
                                                 ------   ------   ------   -------   -------
Cash at end of period..........................  $   --   $   --   $   --   $    --   $    --
                                                 ======   ======   ======   =======   =======

            See accompanying notes to combined financial statements.

                            KYSR INC. AND KIBB INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

(1) ORGANIZATION AND BASIS OF PRESENTATION

     The accompanying combined financial statements include the accounts of KYSR Inc. and KIBB Inc. (collectively, the "Company"). The Company owns and operates two commercial radio stations in the Los Angeles market, KYSR-FM and KIBB-FM, and is wholly owned by Viacom International Inc. ("Viacom" or "Parent"), a wholly owned subsidiary of Viacom, Inc. Significant intercompany balances and transactions have been eliminated in combination.

     On February 16, 1997, Viacom entered into a stock purchase agreement to sell all the issued and outstanding shares of capital stock of WAXQ Inc. and Riverside Broadcasting Co., Inc. in the New York City market, KYSR Inc. and KIBB Inc. in the Los Angeles market, Viacom Broadcasting East Inc. and WMZQ Inc. in the Washington, DC market, WLIT Inc. in the Chicago market and WDRQ Inc. in the Detroit market (collectively, the "Viacom Radio Properties") to Evergreen Media Corporation of Los Angeles ("Evergreen"), for $1.075 billion in cash ("Proposed Transaction"). The Proposed Transaction is expected to close after the expiration or termination of the applicable waiting periods under the HRS Act and approval by the Federal Communications Commission ("FCC"). Contemporaneous with this transaction, Evergreen entered into a joint purchase agreement with Chancellor Broadcasting Company ("Chancellor") under which Chancellor agreed to acquire the Chicago, Detroit and Los Angeles Viacom Radio Properties referred to above for $480 million from Evergreen or from Viacom directly.

     The accompanying combined financial statements reflect the carve-out historical results of operations and financial position of KYSR Inc. and KIBB Inc. These financial statements are not necessarily indicative of the results that would have occurred if the Company had been a separate stand-alone entity during the period presented.

     The combined financial statements do not include Viacom's corporate assets or liabilities not specifically identifiable to the Company. Corporate overhead allocations have been included in the accompanying combined statements of earnings in corporate general and administrative expense and station operating expenses.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Property and Equipment

     Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Repair and maintenance costs are charged to expense when incurred.

  (b) Intangible Assets

     Intangible assets consist primarily of broadcast licenses. The Company amortizes such intangible assets using the straight-line method over 40 years. The Company continually evaluates the propriety of the carrying amount of intangible assets as well as the amortization period to determine whether current events or circumstances warrant adjustments to the carrying value and/or revised estimates of useful lives. This evaluation consists of the projection of undiscounted operating income before depreciation, amortization, nonrecurring charges and interest over the remaining amortization periods of the related intangible assets. At this time, the Company believes that no significant impairment of intangible assets has occurred and that no reduction of the estimated useful lives is warranted.

                            KYSR INC. AND KIBB INC.

  (c) Barter Transactions

     The Company trades commercial air time for goods and services used principally for promotional, sales and other business activities. An asset and liability are recorded at the fair market value of the goods or services to be received. Barter revenue is recorded and the liability relieved when commercials are broadcast and barter expense is recorded and the asset relieved when goods or services are received or used.

  (d) Revenue Recognition

     Revenue is derived primarily from the sale of commercial announcements to local and national advertisers. Revenue is recognized as commercials are broadcast.

  (e) Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense is the total of tax payable for the period and the change during the period in deferred tax assets and liabilities.

  (f) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

  (g) Fair Value

     The carrying amount of accounts receivable and accounts payable approximates fair value because of the short maturity of these instruments.

  (h) Disclosure of Certain Significant Risks and Uncertainties

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     In the opinion of management, credit risk with respect to trade receivables is limited due to the large number of diversified customers in the Company's customer base. The Company performs ongoing credit

                            KYSR INC. AND KIBB INC.

evaluations of its customers and believes that adequate allowances for any uncollectible trade receivables are maintained. No one advertiser accounted for more than 10% of net revenues in 1994, 1995, or 1996. Certain advertisers purchase the advertising of the stations through a third party buying service. Approximately 22%, 20% and 19% of total revenue was derived through the use of this service in 1994, 1995 and 1996, respectively.

  (i) Unaudited Interim Financial Information

     In the opinion of management, the unaudited interim combined financial statements as of and for the six months ended June 30, 1996 and 1997, reflect all adjustments, consisting of only normal and recurring items, which are necessary for a fair presentation of the results for the interim periods presented. The results for the interim periods ended June 30, 1996 and 1997 are not necessarily indicative of results to be expected for any other interim period or for the full year.

(3) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31, 1995 and 1996:

                                                           ESTIMATED
                                                          USEFUL LIFE    1995     1996
                                                          -----------   ------   ------
Land....................................................                $2,875   $2,875
Building................................................   40 years        474      474
Broadcast facilities....................................  8-20 years     1,501    1,572
Office equipment and other..............................  5-8 years        725      902
Construction in progress................................                    36       24
                                                                        ------   ------
                                                                         5,611    5,847
Accumulated depreciation................................                 1,439    1,765
                                                                        ------   ------
                                                                        $4,172   $4,082
                                                                        ======   ======

(4) INTANGIBLE ASSETS

     Intangible assets at December 31, 1995 and 1996 consist of broadcast licenses which are being amortized over forty years and are presented net of accumulated amortization of $15,148 and $18,450, respectively.

(5) INCOME TAXES

     The Company's results of operations are included in the combined U.S. federal and certain combined and separate state income tax returns of Viacom International Inc.

     The tax provisions and deferred tax liabilities presented have been determined as if the Company were a stand-alone business filing separate tax returns. Current tax liabilities are recorded through the equity account with Viacom.

                            KYSR INC. AND KIBB INC.

     Income tax expense (benefit) consists of:

                                                              1994     1995     1996
                                                             -------   -----   ------
Current:
  Federal..................................................  $(1,289)  $(551)  $  278
  State and local..........................................     (378)   (162)      84
Deferred federal...........................................    1,597   1,412    1,332
                                                             -------   -----   ------
                                                             $   (70)  $ 699   $1,694
                                                             =======   =====   ======

     A reconciliation of the U.S. Federal statutory tax rate to the Company's effective tax rate on earnings (loss) before income taxes is as follows:

                                                              1994    1995    1996
                                                              ----    ----    ----
Statutory U.S. tax rate.....................................  35.0%   35.0%   35.0%
State and local taxes, net of federal tax benefit...........   6.2     6.2     6.1
Other, net..................................................  (8.3)    0.9     0.4
                                                              ----    ----    ----
Effective tax rate..........................................  32.9%   42.1%   41.5%
                                                              ====    ====    ====

     Deferred tax assets and liabilities are computed by applying the U.S. federal income tax rate in effect to the gross amounts of temporary differences and other tax attributes. These temporary differences are primarily the result of fixed asset basis differences and bad debt expense. Deferred tax assets and liabilities relating to state income taxes are not material.

(6) DEBT AND INTEREST COST

     Viacom has not allocated any portion of its debt or related interest cost to the Company, and no portion of Viacom's debt is specifically related to the operations of the Company.

(7) RELATED PARTY TRANSACTIONS

     Intercompany balances between the Company and Viacom resulting from normal trade activity are reflected in Equity in the accompanying combined financial statements (see note 8).

     On January 25, 1990, KYSR, Inc., formerly KXEZ, Inc., issued an intercompany demand note to Viacom in the amount of $66,400. The note bears interest at 9.6% per year payable on the last day of each calendar year. The principal and final interest payment are payable on January 25, 2000. However, immediately prior to closing of the Proposed Transaction, all debts between the Company and Viacom will be canceled. As such, the promissory note issued to Viacom is reflected as an increase to equity and included in intercompany activity in the amount of $66,400 at December 31, 1995 and 1996 (see note 8).

     Viacom provides services for the Company in management, accounting and financial reporting, human resources, information systems, legal, taxes and other corporate services. The allocation of these expenses, which is generally based on revenue dollars, is reflected in the accompanying combined financial statements as corporate general and administrative expense. Management believes that the method of allocation of overhead is reasonable.

     Viacom has a noncontributory pension plan covering substantially all of its employees, including the employees of the Company. Costs related to this plan are allocated to the Company based on payroll dollars and are included in station operating expenses. The Company recognized expense related to this plan in the amounts of $70, $56 and $191 for 1994, 1995 and 1996, respectively. The assets and the related benefit

                            KYSR INC. AND KIBB INC.

obligation of the plan will not be transferred to the Company upon consummation of the Proposed Transaction, therefore, such assets and obligations are not included in the notes to the Company's combined financial statements.

     Viacom utilizes a centralized cash management system. As a result, the Company carries minimal cash. Disbursements are funded by the Parent upon demand and cash receipts are transferred to the Parent daily.

     The Company, from time to time, enters into transactions with companies owned by or affiliated with Viacom. Generally, services rendered from such related parties are charged to the Company at amounts which would be incurred in transactions between unrelated entities.

(8) EQUITY

     Equity represents Viacom's ownership interest in the recorded net assets of the Company. All cash transactions and intercompany transactions flow through the equity account. A summary of the activity is as follows:

                                                         1994       1995       1996
                                                       --------   --------   --------
Balance at beginning of period.......................  $122,706   $119,174   $114,328
Net earnings (loss)..................................      (143)       960      2,390
Net intercompany activity............................    (3,389)    (5,806)    (5,628)
                                                       --------   --------   --------
Balance at end of period.............................  $119,174   $114,328   $111,090
                                                       ========   ========   ========

(9) COMMITMENTS AND CONTINGENCIES

     The Company has noncancelable operating leases, primarily for office space. These leases generally contain renewal options for periods ranging from one to ten years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (excluding those with lease terms of one month or less that were not renewed) was approximately $377, $365 and $405 during 1994, 1995 and 1996, respectively.

     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1996 are as follows:

YEAR ENDING
DECEMBER 31:
------------
   1997..................................................................  $  365
   1998..................................................................     366
   1999..................................................................     312
   2000..................................................................      19
   Thereafter............................................................      --
                                                                           ------
                                                                           $1,062
                                                                           ======

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Chancellor Broadcasting Company:

     We have audited the accompanying balance sheets of WLIT Inc. as of December 31, 1995 and 1996, and the related statements of earnings and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WLIT Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            KPMG Peat Marwick LLP

Dallas, Texas
March 14, 1997

                                   WLIT INC.

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                DECEMBER 31,
                                                              -----------------    JUNE 30,
                                                               1995      1996        1997
                                                              -------   -------   -----------
                                                                                  (UNAUDITED)
Current assets:
  Accounts receivable, less allowance for doubtful accounts
     of $79 in 1995 and $87 in 1996 and $110 in 1997........  $ 3,110   $ 3,627     $ 3,836
  Prepaid expenses and other current assets.................      592       490         200
  Deferred income taxes (note 5)............................       37        44          44
                                                              -------   -------     -------
          Total current assets..............................    3,739     4,161       4,080
Property and equipment, net (note 3)........................      461       457         545
Intangible assets, net (note 4).............................   16,958    16,415      16,143
                                                              -------   -------     -------
                                                              $21,158   $21,033     $20,768
                                                              =======   =======     =======

                                   LIABILITIES AND EQUITY

Current liabilities -- accounts payable and accrued
  expenses..................................................  $ 1,442   $ 1,195     $ 1,376
Deferred income taxes (note 5)..............................       58        53          53
Equity (note 8).............................................   19,658    19,785      19,339
Commitment and contingencies (note 9).......................
                                                              -------   -------     -------
                                                              $21,158   $21,033     $20,768
                                                              =======   =======     =======

                See accompanying notes to financial statements.

                                   WLIT INC.

                             STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                                                 SIX MONTHS
                                                 YEARS ENDED DECEMBER 31,      ENDED JUNE 30,
                                                ---------------------------   ----------------
                                                 1994      1995      1996      1996     1997
                                                -------   -------   -------   ------   -------
                                                                                (UNAUDITED)
Gross revenues................................  $14,367   $16,720   $18,294   $8,080   $10,035
  Less agency commissions and national rep
     fees.....................................    2,523     2,848     3,071    1,144     1,410
                                                -------   -------   -------   ------   -------
          Net revenues........................   11,844    13,872    15,223    6,936     8,625
                                                -------   -------   -------   ------   -------
Operating expenses:
  Station operating expenses excluding
     depreciation and amortization............    6,555     6,977     7,508    3,839     4,221
  Depreciation and amortization...............      655       653       659      327       340
  Corporate general and administrative........      478       630       479      274       172
                                                -------   -------   -------   ------   -------
     Operating expenses.......................    7,688     8,260     8,646    4,440     4,733
                                                -------   -------   -------   ------   -------
     Earnings before income taxes.............    4,156     5,612     6,577    2,496     3,892
Income tax expense (note 5)...................    1,804     2,359     2,728    1,048     1,280
                                                -------   -------   -------   ------   -------
          Net earnings........................  $ 2,352   $ 3,253   $ 3,849   $1,448   $ 2,612
                                                =======   =======   =======   ======   =======

                See accompanying notes to financial statements.

                                   WLIT INC.

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                        SIX MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,         JUNE 30,
                                          ---------------------------   -----------------
                                           1994      1995      1996      1996      1997
                                          -------   -------   -------   -------   -------
                                                                           (UNAUDITED)
Cash flows provided by operating
  activities:
  Net earnings..........................  $ 2,352   $ 3,253   $ 3,849   $ 1,448   $ 2,612
  Adjustments to reconcile net earnings
     to net cash provided by operating
     activities:
     Depreciation.......................      114       114       116        55        68
     Amortization of intangibles........      541       539       543       272       272
     Deferred income taxes..............      (13)        5        (8)       --        --
     Changes in certain assets and
       liabilities:
       Accounts receivable, net.........      (73)     (460)     (517)     (476)     (209)
       Prepaid expenses and other
          current assets................     (101)     (181)       98      (577)      295
       Accounts payable and accrued
          expenses......................     (384)      173      (247)    1,461    (1,542)
                                          -------   -------   -------   -------   -------
          Net cash provided by operating
            activities..................    2,436     3,443     3,834     2,183     1,496
                                          -------   -------   -------   -------   -------
Cash flows used by investing
  activities -- capital expenditures....     (180)     (110)     (112)      (45)     (156)
                                          -------   -------   -------   -------   -------
Cash flows used by financing
  activities -- distributions to
  Parent................................   (2,256)   (3,333)   (3,722)   (2,138)   (1,340)
                                          -------   -------   -------   -------   -------
Increase (decrease) in cash.............       --        --        --        --        --
Cash at beginning of period.............       --        --        --        --        --
                                          -------   -------   -------   -------   -------
Cash at end of period...................  $    --   $    --   $    --   $    --   $    --
                                          =======   =======   =======   =======   =======

                See accompanying notes to financial statements.

                                   WLIT INC.

                         NOTES TO FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

(1) ORGANIZATION AND BASIS OF PRESENTATION

     The accompanying financial statements include the accounts of WLIT Inc. (the "Company"). The Company owns and operates a commercial radio station in the Chicago market, WLIT-FM, and is wholly owned by Viacom International Inc. ("Viacom" or "Parent"), a wholly owned subsidiary of Viacom, Inc.

     On February 16, 1997, Viacom International Inc. entered into a stock purchase agreement to sell all the issued and outstanding shares of capital stock of WAXQ Inc. and Riverside Broadcasting Co., Inc. in the New York City market, KYSR Inc. and KIBB Inc. in the Los Angeles market, Viacom Broadcasting East Inc. and WMZQ Inc. in the Washington, DC market, WLIT Inc. in the Chicago market and WDRQ Inc. in the Detroit market (collectively, the "Viacom Radio Properties") to Evergreen Media Corporation ("Evergreen") for $1.075 billion in cash ("Proposed Transaction"). The Proposed Transaction is expected to close after the expiration or termination of the applicable waiting periods under the HSR Act and approval by the Federal Communications Commission ("FCC"). Contemporaneous with this transaction, Evergreen entered into a joint purchase agreement with Chancellor Broadcasting Company ("Chancellor"), under which Chancellor agreed to acquire the Chicago, Detroit and Los Angeles Viacom Radio Properties referred to above for $480 million from Evergreen or from Viacom directly.

     The accompanying financial statements reflect the carve-out historical results of operations and financial position of WLIT Inc. These financial statements are not necessarily indicative of the results that would have occurred if the Company had been a separate stand-alone entity during the periods presented.

     The financial statements do not include Viacom's corporate assets or liabilities not specifically identifiable to the Company. Corporate overhead allocations have been included in the accompanying statements of earnings in corporate general and administrative expense and station operating expenses.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Property and Equipment

     Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Repair and maintenance costs are charged to expense when incurred.

  (b) Intangible Assets

     Intangible assets consist primarily of broadcast licenses. The Company amortizes such intangible assets using the straight-line method over 40 years. The Company continually evaluates the propriety of the carrying amount of intangible assets as well as the amortization period to determine whether current events or circumstances warrant adjustments to the carrying value and/or revised estimates of useful lives. This evaluation consists of the projection of undiscounted operating income before depreciation, amortization, nonrecurring charges and interest over the remaining amortization periods of the related intangible assets. At this time, the Company believes that no significant impairment of intangible assets has occurred and that no reduction of the estimated useful lives is warranted.

  (c) Barter Transactions

     The Company trades commercial air time for goods and services used principally for promotional, sales and other business activities. An asset and liability are recorded at the fair market value of the goods or

                                   WLIT INC.

services to be received. Barter revenue is recorded and the liability relieved when commercials are broadcast and barter expense is recorded and the asset relieved when goods or services are received or used.

  (d) Revenue Recognition

     Revenue is derived primarily from the sale of commercial announcements to local and national advertisers. Revenue is recognized as commercials are broadcast.

  (e) Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. Income tax expense is the total of tax payable for the period and the change during the period in deferred tax assets and liabilities.

  (f) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

  (g) Fair Value

     The carrying amount of accounts receivable and accounts payable approximates fair value because of the short maturity of these instruments.

  (h) Disclosure of Certain Significant Risks and Uncertainties

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     In the opinion of management, credit risk with respect to trade receivables is limited due to the large number of diversified customers in the Company's customer base. The Company performs ongoing credit evaluations of its customers and believes that adequate allowances for any uncollectible trade receivables are maintained. No one customer accounted for more than 10% of net revenues in 1994, 1995, or 1996.

                                   WLIT INC.

  (i) Unaudited Interim Financial Information

     In the opinion of management, the unaudited interim combined financial statements as of and for the six months ended June 30, 1996 and 1997, reflect all adjustments, consisting of only normal and recurring items, which are necessary for a fair presentation of the results for the interim periods presented. The results for the interim periods ended June 30, 1996 and 1997 are not necessarily indicative of results to be expected for any other interim period or for the full year.

(3) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following at December 31, 1995 and 1996:

                                                           ESTIMATED
                                                          USEFUL LIFE    1995     1996
                                                          -----------   ------   ------
Broadcast facilities....................................  8-20 years    $1,116   $1,141
Office equipment and other..............................  5-8 years        791      868
Construction in progress................................                    13       13
                                                                        ------   ------
                                                                         1,920    2,022
Accumulated depreciation................................                 1,459    1,565
                                                                        ------   ------
                                                                        $  461   $  457
                                                                        ======   ======

(4) INTANGIBLE ASSETS

     Intangible assets at December 31, 1995 and 1996 consist of broadcast licenses which are being amortized over forty years and are presented net of accumulated amortization of $5,585 and $6,128, respectively.

(5) INCOME TAXES

     The Company's results of operations are included in the U.S. federal and certain combined and separate state income tax returns of Viacom International Inc.

     The tax provisions and deferred tax liabilities presented have been determined as if the Company were a stand-alone business filing separate tax returns. Current tax liabilities are recorded through the equity account with Viacom.

     Income tax expense (benefit) consists of:

                                                              1994     1995     1996
                                                             ------   ------   ------
Current:
  Federal..................................................  $1,588   $2,058   $2,391
  State and local..........................................     229      296      345
Deferred federal...........................................     (13)       5       (8)
                                                             ------   ------   ------
                                                             $1,804   $2,359   $2,728
                                                             ======   ======   ======

                                   WLIT INC.

     A reconciliation of the U.S. Federal Statutory tax rate to the Company's effective tax rate on earnings before income taxes is as follows:

                                                              1994   1995   1996
                                                              ----   ----   ----
Statutory U.S. tax rate.....................................  35.0%  35.0%  35.0%
Amortization of intangibles.................................   4.7    3.4    2.9
State and local taxes, net of federal tax benefit...........   3.6    3.4    3.4
Other, net..................................................   0.2    0.2    0.2
                                                              ----   ----   ----
          Effective tax rate................................  43.5%  42.0%  41.5%
                                                              ====   ====   ====

     Deferred tax assets and liabilities are computed by applying the U.S. federal income tax rate in effect to the gross amounts of temporary differences and other tax attributes. These temporary differences are primarily the result of fixed asset basis differences and bad debt expense. Deferred tax assets and liabilities relating to state income taxes are not material.

(6) DEBT AND INTEREST COST

     Viacom has not allocated any portion of its debt or related interest cost to the Company, and no portion of Viacom's debt is specifically related to the operations of the Company. Accordingly, the Company's financial statements include no charges for interest.

(7) RELATED PARTY TRANSACTIONS

     Intercompany balances between the Company and Viacom resulting from normal trade activity are reflected in Equity in the accompanying financial statements (see note 8).

     Viacom provides services for the Company in management, accounting and financial reporting, human resources, information systems, legal, tax and other corporate services. The allocation of these expenses, which is generally based on revenue dollars, is reflected in the accompanying financial statements as corporate general and administrative expense. Management believes that the method of allocation of corporate overhead is reasonable.

     Viacom has a noncontributory pension plan covering substantially all of its employees, including the employees of the Company. Costs related to this plan are allocated to the Company based on payroll dollars. The Company recognized expense related to this plan in the amounts of $67, $46 and $126 for 1994, 1995 and 1996, respectively. The assets and the related benefit obligation of the plan will not be transferred to the Company upon consummation of the Proposed Transaction, therefore, such assets and obligations are not included in the notes to the Company's financial statements.

     Viacom utilizes a centralized cash management system. As a result, the Company carries minimal cash. Disbursements are funded by the Parent upon demand and cash receipts are transferred to the Parent daily.

     The Company, from time to time, enters into transactions with companies owned by or affiliated with Viacom. Generally, services received from such related parties are charged to the Company at amounts which would be incurred in transactions between unrelated entities.

                                   WLIT INC.

(8) EQUITY

     Equity represents Viacom's ownership interest in the recorded net assets of the Company. All cash transactions and intercompany transactions flow through the equity account. A summary of the activity is as follows:

                                                           1994      1995      1996
                                                          -------   -------   -------
Balance at beginning of period..........................  $19,642   $19,738   $19,658
Net earnings............................................    2,352     3,253     3,849
Net intercompany activity...............................   (2,256)   (3,333)   (3,722)
                                                          -------   -------   -------
Balance at end of period................................  $19,738   $19,658   $19,785
                                                          =======   =======   =======

(9) COMMITMENTS AND CONTINGENCIES

     The Company has noncancelable operating leases, primarily for office space. These leases generally contain renewal options for periods ranging from 1 to 10 years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (excluding those with lease terms of one month or less that were not renewed) was approximately $319, $337 and $327 during 1994, 1995 and 1996, respectively.

     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1996 are as follows:

YEAR ENDING
DECEMBER 31:
------------
   1997..................................................................  $  266
   1998..................................................................     291
   1999..................................................................     298
   2000..................................................................     287
   2001..................................................................     296
   Thereafter............................................................     103
                                                                           ------
                                                                           $1,541
                                                                           ======

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Partners of
Colfax Communications, Inc. Radio Group:

     We have audited the accompanying combined balance sheets of the Colfax Communications, Inc. Radio Group (the "Company") as of December 31, 1996, 1995, and 1994, and the related combined statements of income (loss), changes in partners' equity and cash flows for each of the three years in the period ended December 31, 1996. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In January 1997, substantially all of the assets and liabilities of the Company were sold.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Colfax Communications, Inc. Radio Group as of December 31, 1996, 1995, and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Washington, D.C.
March 31, 1997

                    COLFAX COMMUNICATIONS, INC. RADIO GROUP

                            COMBINED BALANCE SHEETS
                    AS OF DECEMBER 31, 1996, 1995, AND 1994

                                                           1996          1995          1994
                                                       ------------   -----------   -----------
Current assets:
  Cash...............................................  $  1,718,589   $   682,672   $   216,414
  Accounts receivable, net of allowance for doubtful
     accounts of $710,813, $441,889, and $238,801,
     respectively....................................    15,514,187     7,626,579     8,978,881
  Prepaid expenses and other current assets..........       520,358       286,774       343,441
                                                       ------------   -----------   -----------
          Total current assets.......................    17,753,134     8,596,025     9,538,736
Property and equipment at cost, net of
  depreciation.......................................    14,508,097     8,675,724     9,608,603
Intangibles and other noncurrent assets at cost, net
  of amortization....................................   147,579,599    32,383,587    37,653,803
                                                       ------------   -----------   -----------
          Total assets...............................  $179,840,830   $49,655,336   $56,801,142
                                                       ============   ===========   ===========
Liabilities:
  Accounts payable and accrued expenses..............  $  5,116,890   $ 3,224,139   $ 3,883,242
  Current maturities of long-term debt...............            --            --       900,000
                                                       ------------   -----------   -----------
          Total current liabilities..................     5,116,890     3,224,139     4,783,242
  Long-term debt.....................................    55,650,000    39,225,000     7,100,000
                                                       ------------   -----------   -----------
          Total liabilities..........................    60,766,890    42,449,139    11,883,242
                                                       ------------   -----------   -----------
Commitments (Note 8):
Partners' equity:
  Radio Acquisition Associates.......................    (1,141,558)   (2,783,226)   (3,121,671)
  Equity Group Holdings..............................   119,013,080     9,888,902    47,558,478
  Colfax Communications, Inc.........................     1,202,418       100,521       481,093
  Class B Limited Partners...........................            --            --            --
                                                       ------------   -----------   -----------
          Total partners' equity.....................   119,073,940     7,206,197    44,917,900
                                                       ------------   -----------   -----------
          Total liabilities and partners' equity.....  $179,840,830   $49,655,336   $56,801,142
                                                       ============   ===========   ===========

      The accompanying notes are an integral part of these balance sheets.

                    COLFAX COMMUNICATIONS, INC. RADIO GROUP

                         COMBINED STATEMENTS OF INCOME
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994

                                                           1996          1995          1994
                                                        -----------   -----------   -----------
Advertising revenues:
  Local sponsors......................................  $37,496,454   $23,425,588   $24,147,363
  National sponsors...................................   12,885,713     9,151,724     8,221,228
  Other...............................................    2,518,200     1,910,483     2,090,737
                                                        -----------   -----------   -----------
          Gross advertising revenues..................   52,900,367    34,487,795    34,459,328
  Less -- Commissions.................................   (6,785,322)   (4,345,062)   (4,283,386)
                                                        -----------   -----------   -----------
          Net advertising revenues....................   46,115,045    30,142,733    30,175,942
                                                        -----------   -----------   -----------
Operating expenses:
  Programming.........................................    7,675,793     5,461,691     9,604,067
  Sales and advertising...............................   14,507,662    11,360,597    10,885,717
  General and administrative..........................    5,793,377     4,332,286     3,651,832
  Engineering.........................................    1,260,447     1,014,375     1,084,282
  Depreciation and amortization.......................    4,617,958     6,505,492     7,599,901
                                                        -----------   -----------   -----------
          Total operating expenses....................   33,855,237    28,674,441    32,825,799
                                                        -----------   -----------   -----------
          Income (loss) from operations...............   12,259,808     1,468,292    (2,649,857)
Interest expense......................................    4,368,669       655,795       531,387
Loss on sale of fixed assets..........................           --       770,689            --
Other expense (income)................................     (184,289)           --        75,364
                                                        -----------   -----------   -----------
          Net income (loss)...........................  $ 8,075,428   $    41,808   $(3,256,608)
                                                        ===========   ===========   ===========

        The accompanying notes are an integral part of these statements.

                    COLFAX COMMUNICATIONS, INC. RADIO GROUP

               COMBINED STATEMENTS OF CHANGES IN PARTNERS' EQUITY
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994

                                         RADIO                       EQUITY      CLASS B
                                      ACQUISITION     COLFAX         GROUP       LIMITED
                                      ASSOCIATES    COMM., INC.     HOLDINGS     PARTNERS      TOTAL
                                      -----------   -----------   ------------   --------   ------------
Balance, December 31, 1993..........  $(2,464,398)  $  528,938    $ 52,305,936    $  --     $ 50,370,476
  Capital contributions from
     partners.......................      368,281       60,023       5,949,744       --        6,378,048
  Capital distributions to
     partners.......................   (1,678,638)     (68,618)     (6,826,760)      --       (8,574,016)
  Net income (loss).................      653,084      (39,250)     (3,870,442)      --       (3,256,608)
                                      -----------   ----------    ------------    -----     ------------
Balance, December 31, 1994..........   (3,121,671)     481,093      47,558,478       --       44,917,900
  Capital contributions from
     partners.......................           --        5,735         567,746       --          573,481
  Capital distributions to
     partners.......................   (1,031,464)    (372,709)    (36,922,819)      --      (38,326,992)
  Net income (loss).................    1,369,909      (13,598)     (1,314,503)      --           41,808
                                      -----------   ----------    ------------    -----     ------------
Balance, December 31, 1995..........   (2,783,226)     100,521       9,888,902       --        7,206,197
  Capital contributions from
     partners.......................        5,104    1,130,725     111,941,654       --      113,077,483
  Capital distributions to
     partners.......................     (981,106)     (82,845)     (8,221,217)      --       (9,285,168)
  Net income (loss).................    2,617,670       54,017       5,403,741       --        8,075,428
                                      -----------   ----------    ------------    -----     ------------
Balance, December 31, 1996..........  $(1,141,558)  $1,202,418    $119,013,080    $  --     $119,073,940
                                      ===========   ==========    ============    =====     ============

        The accompanying notes are an integral part of these statements.

                    COLFAX COMMUNICATIONS, INC. RADIO GROUP

                       COMBINED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994

                                                         1996            1995          1994
                                                     -------------   ------------   -----------
Cash flows from operating activities:
  Net income (loss)................................  $   8,075,428   $     41,808   $(3,256,608)
  Adjustments to reconcile net loss to net cash
     used in operating activities --
     Depreciation and amortization.................      4,617,958      6,505,492     7,599,901
     Loss on asset disposal........................             --        770,689        57,398
     Restructuring charge..........................             --        737,729            --
     Change in assets and liabilities:
       (Increase) decrease in accounts
          receivable...............................     (7,888,416)     1,352,302    (1,664,323)
       (Increase) decrease in prepaid expenses and
          other current assets.....................       (233,584)        56,667       170,619
       Increase (decrease) in accounts payable and
          accrued expenses.........................      1,892,751     (1,396,832)      708,448
                                                     -------------   ------------   -----------
          Net cash provided by operating
            activities.............................      6,464,137      8,067,855     3,615,435
                                                     -------------   ------------   -----------
Cash flows from investing activities:
  Cash paid for acquisition of intangibles and
     other noncurrent assets.......................   (126,017,951)      (363,174)      (12,944)
  Payments for additions to property and
     equipment.....................................     (5,907,584)      (823,737)     (968,929)
  Disposal of intangible assets....................      6,280,000             --            --
  Disposal of fixed assets.........................             --        113,825            --
                                                     -------------   ------------   -----------
          Net cash used in investing activities....   (125,645,535)    (1,073,086)     (981,873)
                                                     -------------   ------------   -----------
Cash flows from financing activities:
  Repayment of note payable........................     (5,800,000)    (8,000,000)     (800,000)
  Loan proceeds....................................     22,225,000     39,225,000            --
  Capital contributions from partners..............    113,077,483        573,481     6,378,048
  Capital distributions to partners................     (9,285,168)   (38,326,992)   (8,190,101)
                                                     -------------   ------------   -----------
          Net cash provided by (used in) financing
            activities.............................    120,217,315     (6,528,511)   (2,612,053)
                                                     -------------   ------------   -----------
Net increase (decrease) in cash....................      1,035,917        466,258        21,509
Cash, beginning of period..........................        682,672        216,414       194,905
                                                     -------------   ------------   -----------
Cash, end of period................................  $   1,718,589   $    682,672   $   216,414
                                                     =============   ============   ===========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest...........  $   4,391,300   $    615,900   $   514,213
                                                     =============   ============   ===========

        The accompanying notes are an integral part of these statements.

                    COLFAX COMMUNICATIONS, INC. RADIO GROUP

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                    AS OF DECEMBER 31, 1996, 1995, AND 1994

1. BASIS OF PRESENTATION:

     The accompanying combined financial statements include the radio station holdings of Colfax Communications, Inc. ("Colfax"), a Maryland Corporation. Three of the stations serve the Washington, D.C., market: WGMS-FM (classical format), WBIG-FM (oldies format), and WTEM(AM) (all-sports format). Two stations, WBOB-FM (country format) and KQQL(FM) (oldies format), serve the Minneapolis-St. Paul market. Five of the stations serve the Phoenix market:
KOOL-FM (oldies format), KOY(AM) (nostalgia format), KZON-FM (alternative format), KISO(AM) (urban adult contemporary format), and KYOT-FM (new adult contemporary format). Two stations serve the Milwaukee market: WMIL-FM (country format) and WOKY(AM) (adult standard format). Three stations serve the Boise market: KIDO(AM) (news/talk format), KLTB(FM) (oldies format), and KARO(FM) (class rock format). All stations are owned by entities under the common control of Colfax and its affiliates.

2. DESCRIPTION OF COLFAX COMMUNICATIONS, INC., RADIO GROUP:

  Classical Acquisition Limited Partnership

     Classical Acquisition Limited Partnership ("CALP") is a Maryland limited partnership formed to acquire and operate radio stations WGMS(AM) (currently WTEM(AM)) and WGMS-FM. Radio Acquisition Associates Limited Partnership, a Maryland limited partnership, had a 98.04 percent general partner interest and Equity Group Holdings, a District of Columbia general partnership, had a 1.96 percent limited partner interest in CALP prior to the admission of the Class B Limited Partners as discussed below. Radio Acquisition Associates Limited Partnership has Colfax as a 1 percent general partner and Equity Group Holdings as a 99 percent limited partner.

     Certain Class B Limited Partners were admitted to the partnership on January 1, 1993 and on January 1, 1995. The Class B Limited Partners have a
13.25 percent interest in CALP and Equity Group Holdings' limited partnership interest in CALP was reduced to 1.813 percent effective January 1, 1993. Radio Acquisition Associates' Limited Partnership general partnership interest was reduced to 90.687 percent and 84.937 percent effective January 1, 1993 and January 1, 1995, respectively.

  Radio 570 Limited Partnership

     Radio 570 Limited Partnership ("Radio 570") is a Maryland limited partnership formed on December 10, 1991, to operate radio station WTEM-AM (formerly WGMS-AM). Radio 570 was formed by Colfax as the 1 percent general partner and Equity Group Holdings as the 99 percent limited partner. WTEM began broadcasting on May 24, 1992.

     Effective January 1, 1993, certain Class B Limited Partners were admitted to the partnership. On September 15, 1995, a Class B Limited Partner was redeemed of his partnership interest. As of December 31, 1996 and 1995, the Class B Limited Partners had a 9.25 percent interest and Equity Group Holdings had an 89.75 percent Class A Limited Partnership interest.

  Radio 100 Limited Partnership

     Radio 100 Limited Partnership ("Radio 100") was formed on August 11, 1992, to acquire and operate radio stations. Radio 100 was formed by Colfax as the 1 percent general partner and Equity Group Holdings as the 99 percent limited partner.

                    COLFAX COMMUNICATIONS, INC. RADIO GROUP

     In 1993, Radio 100 completed its acquisition of two radio stations in Minnesota for $25,500,000. WBOB-FM (formerly WCTS-FM) and KQQL(FM) began on-air operations under Radio 100 ownership on May 7, 1993, and February 18, 1993, respectively.

     Effective January 1, 1993, certain Class B Limited Partners were admitted to the partnership. The Class B Limited Partners have a 10.25 percent interest and the Equity Group Holdings Class A Limited Partnership interest was reduced to 88.75 percent.

  Radio 100 of Maryland Limited Partnership

     Radio 100 of Maryland Limited Partnership ("Radio 100 of Maryland") was formed on December 2, 1992 to acquire and operate radio stations. Radio 100 of Maryland was formed by Colfax as the 1 percent general partner and Equity Group Holdings as the 99 percent limited partner.

     On June 3, 1993, Radio 100 of Maryland acquired WBIG-FM (formerly WJZE-FM) in Washington, D.C. for $19,500,000.

     Effective January 1, 1993, certain Class B Limited Partners were admitted to the partnership. On September 15, 1995, a Class B Limited Partner was redeemed of his partnership interest. On October 1, 1995, a Class B Limited Partner was admitted to the partnership. As of December 31, 1996 and 1995, the Class B Limited Partners had an 11.25 percent interest and Equity Group Holdings had an 87.75 percent Class A Limited Partnership interest.

  Radio 94 of Phoenix Limited Partnership

     Radio 94 of Phoenix Limited Partnership ("Radio 94") was formed on January 3, 1996, to acquire and operate radio stations. Radio 94 was formed by Colfax as the 1 percent general partner and Equity Group Holdings as the 99 percent limited partner. On April 1, 1996, Radio 94 acquired KOOL(AM) and KOOL-FM in Phoenix, Arizona for $35,000,000. Effective April 5, 1996, certain Class B Limited Partners were admitted to the partnership. The Class B Limited Partners have an 8.25 percent interest and the Equity Group Holdings Class A Limited Partnership interest was reduced to 90.75 percent. On October 4, 1996, Radio 94 sold KOOL(AM) to Salem Media of Arizona, Inc.

  Radio 95 of Phoenix Limited Partnership

     Radio 95 of Phoenix Limited Partnership ("Radio 95") was formed on May 3, 1996, to acquire and operate radio stations. Radio 95 was formed by Colfax as the 1 percent general partner and Equity Group Holdings as the 99 percent limited partner. On September 12, 1996, Radio 95 acquired KYOT-FM, KZON-FM, KOY(AM), and KISO(AM), each in Phoenix, Arizona; KIDO(AM) and KLTB(FM), each in Boise, Idaho; KARO(FM) in Caldwell, Idaho; WMIL-FM in Waukesha, Wisconsin; and WOKY(AM) in Milwaukee, Wisconsin, for $95,000,000.

                    COLFAX COMMUNICATIONS, INC. RADIO GROUP

  Sale of Stations

     On August 24, 1996, Chancellor Radio Broadcasting Company ("Chancellor"), a Delaware Corporation, agreed to purchase substantially all of the assets of CALP, Radio 570, Radio 100, Radio 100 of Maryland, Radio 94 (with the exception of KOOL(AM)), and Radio 95 (with the exception of KIDO(AM), KLTB(FM), and KARO(FM)) for total consideration of $365,000,000 plus the net working capital of the stations. The transaction closed on January 23, 1997. The agreement stipulates that the purchase price for the assets be allocated among the limited partnerships as follows:

CALP........................................................  $ 50,000,000
Radio 570...................................................    21,000,000
Radio 100...................................................    85,000,000
Radio 100 of Maryland.......................................    90,000,000
Radio 94....................................................    30,000,000
Radio 95....................................................    89,000,000
                                                              ------------
                                                              $365,000,000
                                                              ============

     On October 28, 1996, Jacor Broadcasting of Idaho, Inc., an Ohio corporation, entered into an agreement to purchase substantially all of the assets of radio stations KIDO(AM), KLTB(FM), and KARO(FM) for $11,000,000. The transaction closed on January 31, 1997.

  Partnership Allocations

     The partnerships distribute cash from operations and allocate net profits or losses to the partners, in general, in accordance with their stated interests except that no partner shall receive any distribution from a partnership until such time as the net invested capital of the general partner and Class A Limited Partner have been distributed, along with a cumulative priority return on the average net invested capital at an annual rate equal to the prime rate plus one quarter of one percent compounded monthly.

     In accordance with the Company's debt agreement (described below) distributions to partners may be permitted on a quarterly basis if certain requirements are met.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Basis of Accounting

     The accompanying financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

  Barter Transactions

     The partnerships enter into barter transactions in which they provide on-air advertising in exchange for goods and services. Revenues and expenses from barter transactions are presented in the accompanying statement of revenues and expenses based on the estimated fair market value of the goods or services received. Barter revenue approximated $1,925,000, $1,590,000, and $1,870,000 for the years ended December 31, 1996, 1995, and 1994, respectively; while barter expense approximated $1,763,000, $1,486,000, and $1,520,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

                    COLFAX COMMUNICATIONS, INC. RADIO GROUP

  Income Taxes

     Provision for Federal and state income taxes has not been made in the accompanying financial statements since the partnerships do not pay Federal and state income taxes but rather allocate profits and losses to the partners for inclusion in their respective income tax returns.

  Buildings and Leasehold Improvements

     Buildings and leasehold improvements are recorded at cost or appraised value at acquisition. Depreciation is recorded using the straight-line method over 31.5 or 40 years as prescribed by the Internal Revenue Code.

  Furniture, Fixtures and Equipment

     Furniture, fixtures and equipment are recorded at cost or appraised value at acquisition. Depreciation is recorded using the straight-line method over the estimated useful life of the assets, which is typically 5 to 7 years.

  Intangible Assets

     Intangible assets are recorded at cost or appraised value at acquisition. Amortization is recorded over their useful lives. The estimated useful lives of intangible assets as of December 31, 1996, are as follows:

                                                              USEFUL LIFE
                                                              -----------
FCC Licenses................................................  7-25 years
Covenants Not to Compete....................................    3 years
Employment Agreements.......................................    2 years
Organizational Costs........................................    5 years
Start-up Costs..............................................    5 years

  Land

     Certain partners have contributed to Radio 570 a parcel of land in Germantown, Maryland which is being used as the site for a new array of broadcasting towers. The land has been recorded at its original purchase price plus costs related to preparing the land for its intended use.

     Radio 100 of Maryland acquired a parcel of land and property in Washington, D.C., in connection with the acquisition of WJZE-FM. This parcel of land was recorded at its appraised value at acquisition. This land was sold in February 1995.

     Radio 100 acquired a parcel of land in Nowthen, Minnesota, through the purchase of KQQL-FM. This parcel of land was recorded at its appraised value at acquisition.

     Radio 95 acquired various parcels of land located in Phoenix, Milwaukee, and Boise in connection with its purchase of nine stations during 1996. These parcels of land were recorded at their estimated market value at acquisition.

  Estimates

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the

                    COLFAX COMMUNICATIONS, INC. RADIO GROUP
date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Fair Value of Financial Instruments

     In 1995 the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 107, "Disclosure about Fair Value of Financial Instruments," which requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet.

     The carrying amount reported in the balance sheets for cash, accounts receivable, accounts payable and accrued liabilities, approximate their fair value due to the immediate or short-term maturity of such instruments. The carrying amount reported for long-term debt approximates fair value due to the debt being priced at floating rates (see Note 7 for additional information).

4. PROPERTY AND EQUIPMENT:

     The components of property and equipment at December 31, 1996 and 1995, are summarized below:

                                             1996           1995           1994
                                          -----------    -----------    -----------
Land....................................  $ 3,719,572    $ 1,901,663    $ 2,233,341
Buildings...............................    1,372,161         26,453        604,927
Construction in progress................       27,660         27,232        201,404
Furniture, fixtures and equipment.......   11,323,175      8,520,853      7,690,841
Leasehold improvements..................      835,407        816,031        522,806
                                          -----------    -----------    -----------
                                           17,277,975     11,292,232     11,253,319
Less -- Accumulated depreciation........   (2,769,878)    (2,616,508)    (1,644,716)
                                          -----------    -----------    -----------
                                          $14,508,097    $ 8,675,724    $ 9,608,603
                                          ===========    ===========    ===========

5. FCC LICENSES AND OTHER NONCURRENT ASSETS:

     The components of FCC licenses and other noncurrent assets at December 31, 1996 and 1995, are summarized below:

                                                       AS OF DECEMBER 31,
                                          --------------------------------------------
                                              1996            1995            1994
                                          ------------    ------------    ------------
FCC licenses............................  $163,988,330    $ 39,505,773    $ 39,505,773
Covenants not to compete................     1,931,834       8,493,147       8,493,147
Start-up and organization costs.........     2,489,973       2,132,587       2,153,036
Other...................................     1,376,763         958,245       1,891,395
                                          ------------    ------------    ------------
                                           169,786,900      51,089,752      52,043,351
Less -- Accumulated amortization........   (22,207,301)    (18,706,165)    (14,389,548)
                                          ------------    ------------    ------------
                                          $147,579,599    $ 32,383,587    $ 37,653,803
                                          ============    ============    ============

6. RELATED-PARTY TRANSACTIONS:

     Each partnership is involved in certain transactions with other partnerships in the radio group related to sharing of services and purchasing. These transactions are settled on a current basis through adjustments to partners' equity accounts.

                    COLFAX COMMUNICATIONS, INC. RADIO GROUP

     On January 18, 1995, CALP and Radio 100 of Maryland each entered into a 10 year agreement to lease tower space from Colfax Towers, Inc. The annual rental payment for CALP equaled $31,200 and $30,000 for the years ended December 31, 1996 and 1995, respectively. The annual rental payment for Radio 100 of Maryland equaled $37,200 and $36,000 for the years ended December 31, 1996 and 1995, respectively. Colfax Towers, Inc., is owned by the shareholders of Colfax Communications, Inc.

     Employees of Colfax perform activities on behalf of and oversee the operations of the radio stations included in the radio group. Colfax does not charge any fees to the radio stations for the performance of such services. Corporate expenses of $1,240,253, $1,354,296, and $1,144,082 related to those services are not included in the financial statements of the radio group for the years ending December 31, 1996, 1995, and 1994, respectively. These corporate expenses were funded directly by the owners of Colfax Communications, Inc.

7. LONG-TERM DEBT:

     On December 27, 1995, CALP, Radio 570, Radio 100, and Radio 100 of Maryland entered into a $40 million revolving loan agreement. On April 2, 1996, under an amendment to the loan agreement, CALP, Radio 570, Radio 100, Radio 100 of Maryland, and Radio 94 (collectively, the "Borrowers") increased the amount available under the revolving loan agreement to $60 million. At December 31, 1996, $55,650,000 was outstanding under this agreement. The proceeds were allocated to each borrower on the basis of each station's capital account as follows:

CALP........................................................  $ 5,702,360
Radio 570...................................................    4,156,587
Radio 100...................................................   16,423,860
Radio 100 of Maryland.......................................    9,214,544
Radio 94....................................................   20,152,649
                                                              -----------
                                                              $55,650,000
                                                              ===========

     The initial proceeds were used to repay the indebtedness of CALP to make certain permitted distributions to partners of the Borrowers, and for working capital purposes in the operations of the Borrowers. Borrowings under this agreement bear interest at floating rates equal to prime and/or LIBOR (as defined in the loan agreement) plus an applicable margin determined by a leverage ratio. The expiration date of the loan agreement is December 31, 2002. Under the loan agreement, the Borrowers are required to maintain a specific leverage ratio and certain ratios pertaining to cash flow coverage.

     In connection with the sale of the stations (discussed in Note 2), the debt was repaid in full in January 1997.

                    COLFAX COMMUNICATIONS, INC. RADIO GROUP

8. COMMITMENTS:

     The Radio Group has entered into various contracts for exclusive radio broadcasting rights and other programming. In addition, the partnerships lease office space and have entered into various service contracts, including certain personal service contracts. These broadcasting rights, leases and service contracts expire over periods ranging from 1997 to 2012. The minimum future commitments under these agreements, leases and service contracts are as follows:

1997........................................................  $ 3,766,028
1998........................................................    2,826,433
1999........................................................    1,178,594
2000........................................................    1,140,345
2001........................................................      646,234
Thereafter..................................................    2,077,616
                                                              -----------
                                                              $11,635,250
                                                              ===========

9. RESTRUCTURING CHARGES:

     During 1995, the Radio Group recorded restructuring costs of $737,729 at certain radio stations. These costs included severance and salary payments to terminated employees of $357,563, costs related to hiring a new general manager at one of the radio stations of $135,519 and costs related to a loss on space vacated by one of the radio stations of $244,647.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
SFX Broadcasting, Inc.

     We have audited the accompanying consolidated balance sheets of SFX Broadcasting, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SFX Broadcasting, Inc. and Subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

New York, New York
March 5, 1998 except for
  Notes 2 and 14
  as to which the date
  is April 27, 1998

                      (This page intentionally left blank)

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                              DECEMBER 31,
                                                           MARCH 31,     ----------------------
                                                             1998           1997         1996
                                                          -----------    ----------    --------
                                                          (UNAUDITED)
Current Assets:
  Cash and cash equivalents.............................  $   38,464     $   24,686    $ 10,601
  Cash pledged for letters of credit....................          --             --      20,000
  Accounts receivable less allowance for doubtful
     accounts of $2,400 in 1998, $2,264 in 1997 and
     $1,620 in 1996.....................................      64,447         71,241      47,275
  Assets under contract for sale........................      38,268         42,883       8,352
  Prepaid and other current assets......................       3,791          3,109       2,461
  Receivable from SFX Entertainment.....................     125,378         11,539          --
                                                          ----------     ----------    --------
          Total current assets..........................     270,348        153,458      88,689
Property and equipment:
  Land..................................................       6,169          6,169       6,791
  Buildings and improvements............................      20,389         18,295      11,485
  Broadcasting equipment and other......................      68,714         67,821      54,736
                                                          ----------     ----------    --------
                                                              95,272         92,285      73,012
Less accumulated depreciation and amortization..........     (19,976)       (17,456)    (10,192)
                                                          ----------     ----------    --------
Net property and equipment..............................      75,296         74,829      62,820
Intangible Assets:
  Broadcast licenses....................................     915,020        913,887     558,640
  Goodwill..............................................     131,601        131,601      98,165
  Deferred financing costs..............................      22,250         22,250      19,504
  Other.................................................       5,406          5,406       4,727
                                                          ----------     ----------    --------
                                                           1,074,277      1,073,144     681,036
Less accumulated amortization...........................     (46,898)       (39,580)    (16,933)
                                                          ----------     ----------    --------
Net intangible assets...................................   1,027,379      1,033,564     664,103
Net assets to be distributed to shareholders............      11,454        102,144          --
Deposits and other payments for pending acquisitions....       4,295          5,830      31,692
Other assets............................................       5,123          5,790      12,023
                                                          ----------     ----------    --------
          Total Assets..................................  $1,393,895     $1,375,615    $859,327
                                                          ==========     ==========    ========

                            See accompanying notes.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                               DECEMBER 31,
                                                             MARCH 31,    ----------------------
                                                               1998          1997         1996
                                                            -----------   ----------    --------
                                                            (UNAUDITED)
Current Liabilities:
  Accounts payable........................................  $   14,624    $    8,665    $ 10,921
  Accrued expenses........................................      11,966        19,246      21,913
  Payable to former national sales representative.........      11,783        23,025          --
  Accrued interest and dividends..........................      25,851        20,475       7,111
  Income tax payable......................................     115,037            --          --
  Current portion of long-term debt.......................         535           509         231
  Current portion of capital lease obligations............          82           101         150
                                                            ----------    ----------    --------
Total current liabilities.................................     179,878        72,021      40,326
Long-term debt, less current portion......................     763,882       763,966     480,875
Capital lease obligations, less current portion...........         103           126         204
Deferred income taxes.....................................      77,781       102,681      91,352
                                                            ----------    ----------    --------
Total liabilities.........................................   1,021,644       938,794     612,757
Redeemable preferred stock................................     376,615       361,996     145,999
Minority interests -- SFX Entertainment...................      56,200            --          --
Commitments and contingencies
Shareholders' Equity (Deficit):
  Class A Voting common stock, $.01 par value; 100,000,000
     shares authorized; and 9,562,602 issued and 9,532,157
     outstanding at March 31, 1998, 9,508,379 issued and
     9,477,934 outstanding at December 31, 1997 and
     8,089,367 issued and 8,063,348 outstanding at
     December 31, 1996....................................          95            95          81
  Class B Voting convertible common stock, $.01 par value;
     10,000,000 shares authorized; 1,190,911 issued and
     1,047,037 outstanding at March 31, 1998 and at
     December 31, 1997 and 1,208,810 issued and 1,064,936
     outstanding at December 31, 1996.....................          12            12          12
Additional paid-in capital................................     183,141       185,537     189,920
Treasury Stock; 174,319 shares at March 31, 1998 and
  December 31, 1997 and 170,192 shares at December 31,
  1996....................................................      (6,523)       (6,523)     (6,393)
Accumulated deficit.......................................    (237,289)     (104,296)    (83,049)
                                                            ----------    ----------    --------
Total shareholders' equity (deficit)......................     (60,564)       74,825     100,571
                                                            ----------    ----------    --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)......  $1,393,895    $1,375,615    $859,327
                                                            ==========    ==========    ========

                            See accompanying notes.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  THREE MONTHS ENDED
                                                       MARCH 31,               YEAR ENDED DECEMBER 31,
                                                -----------------------   ---------------------------------
                                                   1998         1997        1997        1996        1995
                                                -----------   ---------   ---------   ---------   ---------
                                                      (UNAUDITED)
Gross revenues................................  $    74,405   $  50,994   $ 306,842   $ 162,011   $  87,140
Less agency commissions.......................       (8,654)     (6,003)    (36,478)    (18,950)    (10,310)
                                                -----------   ---------   ---------   ---------   ---------
Net revenues..................................       65,751      44,991     270,364     143,061      76,830
Station operating expenses....................       44,636      29,916     167,063      92,816      51,039
Depreciation, amortization, duopoly
  integration costs and acquisition related
  costs.......................................       10,653       7,485      38,232      17,311       9,137
Corporate expenses, net of $2,206 allocated to
  SFX Entertainment in 1997, including related
  party expenses of $151 in 1996 and $330 in
  1995, net of related party advisory fees of
  $802 in 1996................................        1,569       1,035       6,837       6,261       3,797
Non-cash stock compensation...................          138         156         624          52          --
Non-recurring and unusual charges, including
  adjustments to broadcast rights agreement...       24,974          --      20,174      28,994       5,000
                                                -----------   ---------   ---------   ---------   ---------
Total operating expenses......................       81,970      38,592     232,930     145,434      68,973
                                                -----------   ---------   ---------   ---------   ---------
Operating income (loss).......................      (16,219)      6,399      37,434      (2,373)      7,857
Investment income.............................          202       1,654       2,821       4,017         650
Interest expense..............................      (19,190)    (12,712)    (64,506)    (34,897)    (12,903)
Loss on sale of radio station.................           --          --          --      (1,900)         --
                                                -----------   ---------   ---------   ---------   ---------
Loss from continuing operations before income
  taxes and extraordinary item................      (35,207)     (4,659)    (24,251)    (35,153)     (4,396)
Income tax expense............................          210         285         810         480          --
                                                -----------   ---------   ---------   ---------   ---------
Loss from continuing operations before
  extraordinary item..........................      (35,417)     (4,944)    (25,061)    (35,633)     (4,396)
Discontinued operations:
  Income (loss) from operations to be
    distributed to shareholders, net of
    taxes.....................................      (97,576)     (1,544)      3,814          --          --
  Loss on disposal of operations to be
    distributed to shareholders...............           --          --          --          --          --
                                                -----------   ---------   ---------   ---------   ---------
Income (loss) from discontinued operations....      (97,576)     (1,544)      3,814          --          --
                                                -----------   ---------   ---------   ---------   ---------
Loss before extraordinary item................     (132,993)     (6,488)    (21,247)    (35,633)     (4,396)
Extraordinary loss on debt retirement.........           --          --          --      15,219          --
                                                -----------   ---------   ---------   ---------   ---------
Net loss......................................     (132,993)     (6,488)    (21,247)    (50,852)     (4,396)
Redeemable preferred stock dividends and
  accretion...................................       10,350       7,952      38,510       6,061         291
                                                -----------   ---------   ---------   ---------   ---------
Net loss applicable to common stock...........  $  (143,343)  $ (14,440)  $ (59,757)  $ (56,913)  $  (4,687)
                                                ===========   =========   =========   =========   =========
Loss per basic common share from continuing
  operations..................................  $     (4.34)  $   (1.41)  $   (6.67)  $   (5.51)  $   (0.71)
(Loss) income per basic common share from
  operations to be distributed to
  shareholders................................        (9.24)      (0.17)       0.40          --          --
                                                -----------   ---------   ---------   ---------   ---------
Loss per basic common share before
  extraordinary item..........................  $    (13.58)  $   (1.58)  $   (6.27)  $   (5.51)  $   (0.71)
Extraordinary loss on debt retirement per
  basic common share..........................           --          --          --       (2.01)         --
                                                -----------   ---------   ---------   ---------   ---------
Loss per basic common share...................  $    (13.58)  $   (1.58)  $   (6.27)  $   (7.52)  $   (0.71)
                                                ===========   =========   =========   =========   =========
Weighted average common shares outstanding....   10,554,130   9,161,433   9,526,429   7,563,600   6,595,728
                                                ===========   =========   =========   =========   =========

                            See accompanying notes.

                     SFX BROADCASTING INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
 YEARS ENDED DECEMBER 31, 1995, 1996, AND 1997 AND THREE MONTHS ENDED MARCH 31,
                                      1998
                             (DOLLARS IN THOUSANDS)

                                 CLASS A   CLASS B   PAID-IN    TREASURY   ACCUMULATED
                                 COMMON    COMMON    CAPITAL     STOCK       DEFICIT       TOTAL
                                 -------   -------   --------   --------   -----------   ---------
Balance, December 31, 1994.....    $48       $ 9     $ 76,600        --     $ (27,801)   $  48,856
Public offering, net of
  expenses.....................     17                 39,149                               39,166
Redemption of Class C Common...                          (459)                                (459)
Accretion and dividends on
  redeemable preferred stock...                          (291)                                (291)
Conversion of Class A Common to
  Class B Common...............     (1)        1                                                --
Decrease in unrealized holding
  losses.......................                           185                                  185
Net loss.......................                                                (4,396)      (4,396)
                                   ---       ---     --------   -------     ---------    ---------
Balance, December 31, 1995.....    $64       $10     $115,184   $    --     $ (32,197)   $  83,061
                                   ===       ===     ========   =======     =========    =========
Accretion and dividends on
  redeemable preferred stock...                        (6,061)                              (6,061)
Issuance upon exercise of stock
  options......................                           370                                  370
Issuance of warrants to SCMC...                         8,905                                8,905
Issuance of equity securities
  for MMR Merger...............     17         2       71,522                               71,541
Repurchase of common stock.....                                  (6,393)                    (6,393)
Net loss.......................                                               (50,852)     (50,852)
                                   ---       ---     --------   -------     ---------    ---------
Balance, December 31, 1996.....    $81       $12     $189,920   $(6,393)    $ (83,049)   $ 100,571
                                   ===       ===     ========   =======     =========    =========
Issuance upon exercise of stock
  options......................     11                 21,132                               21,143
Issuance upon exercise of Class
  B Warrants...................                         2,476                                2,476
Issuance of stock for
  acquisitions.................      3                  9,519                                9,522
Payment from shareholder.......                         1,000                                1,000
Accretion and dividends on
  redeemable preferred stock...                       (38,510)                             (38,510)
Repurchase of common stock.....                                    (130)                      (130)
Net loss.......................                                               (21,247)     (21,247)
                                   ---       ---     --------   -------     ---------    ---------
Balance, December 31, 1997.....    $95       $12     $185,537   $(6,523)    $(104,296)   $  74,825
                                   ===       ===     ========   =======     =========    =========
Redeemable preferred stock
  dividends and accretion......                       (10,350)                             (10,350)
Other, principally shares
  issued pursuant to stock
  option plans.................                         7,954                                7,954
Net loss.......................                                              (132,993)    (132,993)
                                   ---       ---     --------   -------     ---------    ---------
Balance at March 31, 1998
  (unaudited)..................    $95       $12     $183,141   $(6,523)    $(237,289)   $ (60,564)
                                   ===       ===     ========   =======     =========    =========

                            See accompanying notes.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                         THREE MONTHS ENDED
                                                              MARCH 31,             YEARS ENDED DECEMBER 31,
                                                        ---------------------   --------------------------------
                                                          1998        1997        1997        1996        1995
                                                        ---------   ---------   ---------   ---------   --------
                                                             (UNAUDITED)
Operating activities:
Net loss..............................................  $(132,993)  $  (6,488)  $ (21,247)  $ (50,852)  $ (4,396)
Income from operations to be distributed to
  shareholders........................................     27,296       1,544      (3,814)         --         --
Adjustments to reconcile net loss to net cash provided
  by (used in) operating activities:
  Depreciation........................................      2,986       2,253      10,955       5,972      2,658
  Amortization........................................      7,546       4,932      26,406      10,202      5,099
  Noncash portion of non-recurring and unusual
    charge............................................      4,196          --       4,712       9,878         --
  Extraordinary loss on debt repayment................         --          --          --      15,219         --
  Loss on sale of radio station and other noncash
    items.............................................         --          --          --       1,900       (207)
  Deferred taxes......................................    (13,500)         --          --        (710)        --
  Changes in assets and liabilities, net of amounts
    acquired:
    Accounts receivable...............................      6,794       6,076     (22,189)    (13,839)    (5,164)
    Prepaid and other assets..........................      6,140      (1,256)      2,599      (1,704)     2,052
    Accrued interest and dividends....................     12,098      11,966         345       3,841          6
    Accounts payable, accrued expenses and other
      liabilities.....................................    (14,991)     (9,959)      6,275       6,646        451
                                                        ---------   ---------   ---------   ---------   --------
      Cash provided by (used in) continuing
         operations...................................    (94,428)      9,068       4,042     (13,447)       499
         Cash from operating activities of SFX
           Entertainment..............................      9,140         307       1,005          --         --
                                                        ---------   ---------   ---------   ---------   --------
      Net cash provided by (used in) operating
         activities...................................    (85,288)      9,375       5,047     (13,447)       499
Investing activities:
  Purchase of stations and related businesses, net of
    cash acquired.....................................         --     (63,667)   (408,788)   (493,433)   (26,057)
  Proceeds from sales of stations and other assets....      4,692         717       1,836      56,943        703
  Deposits and other payments for pending
    acquisitions......................................        (59)    (14,545)     (3,594)    (30,799)    (3,000)
  Purchase of property and equipment..................     (3,602)     (2,763)    (12,409)     (3,224)    (3,261)
  Sale of short-term investments......................         --          --          --          --      7,918
  Loans and advances to related parties...............         --      (2,800)     (2,800)         --     (2,000)
  Net tax liability on Spin-Off to be reimbursed......    105,975          --          --          --         --
                                                        ---------   ---------   ---------   ---------   --------
      Net cash used in investing activities...........    107,006     (83,058)   (425,755)   (470,513)   (25,697)
  Cash from investing activities of SFX
    Entertainment.....................................   (379,782)    (22,612)    (73,296)         --         --
                                                        ---------   ---------   ---------   ---------   --------
      Net cash used in investing activities...........   (272,776)   (105,670)   (499,051)   (470,513)   (25,697)
Financing activities:
  Payments on long-term debt, including prepayment
    premiums..........................................       (100)    (50,123)    (73,863)   (110,396)   (22,521)
  Additions to debt issuance costs....................         --         (52)     (3,006)    (19,505)    (2,139)
  Proceeds from issuance of senior and subordinated
    debt..............................................         --      20,000     356,500     501,500     22,000
  Net proceeds from sales of preferred stock..........         --     215,258     215,258     143,445         --
  Dividends paid on preferred stock...................     (2,459)     (2,459)    (23,487)     (4,983)        --
  Proceeds from issuance of common stock and
    shareholders......................................      3,759          46      24,619          --     39,166
  Purchases of treasury stock.........................         --          --        (130)     (6,393)        --
  Stock, redemptions, retirements and other...........         --          --      (1,000)     (1,000)    (2,609)
                                                        ---------   ---------   ---------   ---------   --------
      Net cash provided by financing activities.......      1,200     182,670     494,891     502,668     33,897
  Cash from financing activities of SFX
    Entertainment.....................................    458,654         (29)       (823)         --         --
                                                        ---------   ---------   ---------   ---------   --------
      Net cash provided by financing activities.......    459,854     182,641     494,068     502,668     33,897
  Net increase in cash and cash equivalents...........    101,790      86,346          64      18,708      8,699
  Cash and cash equivalents at beginning of period....     30,666      30,601      30,601      11,893      3,194
  Cash of SFX Entertainment at the end of period......    (93,992)     (2,622)     (5,979)         --         --
                                                        ---------   ---------   ---------   ---------   --------
  Cash and equivalents at end of period...............  $  38,464   $ 114,325   $  24,686   $  30,601   $ 11,893
                                                        =========   =========   =========   =========   ========

Supplemental disclosure of cash flow information (See Note 13).

                            See accompanying notes.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1997

NOTE 1 -- ORGANIZATION AND BASIS OF PRESENTATION

     SFX Broadcasting, Inc. (the "Company"), a Delaware corporation, is one of the largest radio station groups in the United States. At December 31, 1997, the Company owned and operated, provided programming to or sold advertising on behalf of sixty-three FM stations and nineteen AM stations serving the following twenty-three markets: Dallas, Texas; Houston, Texas; Pittsburgh, Pennsylvania; Milwaukee, Wisconsin; San Diego, California; Providence, Rhode Island; Indianapolis, Indiana; Charlotte, North Carolina; Hartford, Connecticut; Greensboro, North Carolina; Nashville, Tennessee; Raleigh-Durham, North Carolina; Jacksonville, Florida; Richmond, Virginia; Albany, New York; Greenville-Spartanburg, South Carolina; Tucson, Arizona; Springfield/Northampton, Massachusetts; Wichita, Kansas; Daytona Beach, Florida; New Haven, Connecticut; Jackson, Mississippi and Biloxi, Mississippi.

     In addition, in 1997, the Company, through the acquisitions of Delsener/Slater Enterprises, Ltd. ("Delsener/Slater"), a concert promotion company based in New York City, Sunshine Promotions, Inc., ("Sunshine Promotions"), an Indianapolis concert promotion company which owns the Deer Creek Music Theater and the Polaris Amphitheater and certain related companies, and certain companies which collectively own and operate the Meadows Music Theater, (the "Meadows"), a 25,000-seat indoor/outdoor complex located in Hartford, Connecticut, became one of the largest live entertainment groups in the United States.

     As more fully described in Note 2, the Company has entered into an Agreement and Plan of Merger and intends to distribute to its shareholders its live entertainment business. Therefore, the live entertainment business has been classified as net assets to be distributed to shareholders and income from operations to be distributed to shareholders in the consolidated financial statements. The Company has also recently completed substantial additional acquisitions in the live entertainment business (see Note 14).

NOTE 2 -- RECENT DEVELOPMENT; SPIN-OFF AND PENDING MERGER

     On August 24, 1997, the Company entered into an Agreement and Plan of Merger with SBI Holdings Corporation, a wholly owned subsidiary of Capstar Broadcasting Corporation ("Buyer"), and SBI Radio Acquisition Corporation pursuant to which the Company will become a wholly owned subsidiary of Buyer (the "Merger"). In the Merger, holders of the Company's Class A Common Stock will receive $75.00 per share, Class B Common Stock will receive $97.50 per share, and the 6 1/2% Series D Cumulative Convertible Exchangeable Preferred Stock will convert into the right to receive an amount equal to the product of
(i) $75.00 and (ii) the number of shares of Class A Common Stock into which that share would convert immediately prior to the consummation of the Merger; in each case, subject to adjustment under certain circumstances. Pursuant to the merger agreement, the Company distributed the net assets (the "Spin-Off") of its live entertainment business ("SFX Entertainment") pro-rata to its stockholders and the holders of certain warrants, options and stock appreciation rights on April 27, 1998.

     Until the consummation of the Merger, senior management of the Company will continue to serve in their present capacities with the Company while devoting such time as they deem reasonably necessary to conduct the operations of SFX Entertainment. Although SFX Entertainment has not yet entered into employment agreements with such members of senior management, most members of existing management have agreed in principle to become full-time employees of SFX Entertainment and Mr. Sillerman, Executive Chairman, will continue to be Executive Chairman of SFX Entertainment upon consummation of the Merger.

     SFX Entertainment is required to repay to the Company all amounts paid in connection with its concert promotion acquisitions and certain capital improvements since the date of the Merger agreement and SFX Entertainment will assume all the liabilities and obligations related to such company's business. As of March 31, 1998, the Company had a $5.4 million receivable from SFX Entertainment related to such obligations. In April 1998, SFX Entertainment reimbursed such amount to the Company.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

     Upon the consummation of the Merger, all net working capital of the Company, as determined in accordance with the merger agreement, will be paid to SFX Entertainment by the Company or any net negative working capital will be paid to the Company by SFX Entertainment. As of March 31, 1998, the Company estimates that the working capital to be paid by SFX Entertainment would have been approximately $3.3 million.

     The consummation of the Merger is subject to the receipt of certain regulatory approvals. In February 1998, the Company received the consents of the holders of the Series E Preferred Stock and certain of the Company's outstanding notes and in March 1998 the required approval of the shareholders.

     SFX Entertainment also will be responsible for any taxes of the Company resulting from the Spin-Off, including any income taxes to the extent that the income taxes result from gain on the distribution that exceeds the net operating losses of the Company and SFX Entertainment available to offset gain. In connection with the use of the Company's NOL's to offset the Spin-Off gain, a tax benefit of $13.5 million has been recorded in operations to be distributed to shareholders. Such tax benefit includes a $8.5 million reversal of the Company's deferred tax asset valuation allowance at December 31, 1997, the remainder reflects a benefit for a $5.0 million estimated use of the Company's NOL generated during the first quarter of 1998. In addition, the Spin-Off gain was also offset by the Company NOL's generated from the exercise of stock options in 1997. As a result, the deferred tax asset valuation allowance at December 31, 1997 was reduced by an additional $11.4 million and the related tax benefit has reduced the income (loss) from operations to be distributed to shareholders, net of taxes, in the consolidated statement of operations for the three months ended March 31, 1998. Also included in income (loss) from operations to be distributed to shareholders, net of tax benefit for the three months ended March 31, 1998 is estimated tax expense of $117 million related to the taxable gain on the spin-off.

     The actual amount of the tax indemnification payment will be based largely on the excess of the value of SFX Entertainment's Common Stock on the date of the Spin-Off over the tax basis of that stock. Management estimates that SFX Entertainment will be required to pay approximately $120.0 million pursuant to such indemnification obligation, based on the $30 1/2 average per share price on the Spin-Off date. The Company expects that such indemnity payment will be due on or about June 15, 1998. It is the Company's understanding that SFX Entertainment intends to pay such indemnification amount with the proceeds from a public offering of SFX Entertainment's capital stock. No assurances can be given that SFX Entertainment's public offering will be successful or, if successful, that such payment will be received in time by the Company to pay such tax liability.

     The Company anticipates that the Merger will be consummated in the second quarter of 1998. There can be no assurance that the regulatory approvals will be given or that the conditions to consummating the Merger will be met.

     The operations of SFX Entertainment have been presented in the financial statements as operations to be distributed to shareholders pursuant to the Spin-Off. During the three months ended March 31, 1998, revenue and loss from operations for SFX Entertainment were $61.0 million and $27.6 million, respectively. Included in operating expenses is $1.3 million of allocated corporate expenses, net of $133,000 of reimbursements from Triathlon (Note 9). Additionally, interest expense relating to the debt to be distributed to the shareholders pursuant to the Spin-off of $6.7 million has been allocated to SFX Entertainment. During the year ended December 31, 1997, revenue and income from operations for SFX Entertainment were $96.1 million and $5.1 million, respectively. Included in operating expenses is $2.2 million of allocated corporate expenses net of $1.8 million of reimbursement from Triathlon (Note 9). Additional, interest expense relating to the debt to be distributed to the shareholders pursuant to the Spin-Off of $1.6 million has been allocated to SFX Entertainment. The Company provides various administrative services to SFX Entertainment. It is the Company's policy to allocate these expenses on the basis of direct usage. In the opinion of management, this

                    SFX BROADCASTING, INC. AND SUBSIDIARIES
method of allocation is reasonable and allocated expenses approximate what SFX Entertainment would have occurred on a stand-alone basis.

NOTE 3 -- ACQUISITIONS AND DISPOSITIONS

     Radio Broadcasting Acquisitions. In August 1997, the Company acquired two radio stations operating in Pittsburgh, Pennsylvania and two radio stations in Milwaukee, Wisconsin for $35.0 million (the "Hearst Acquisition").

     In August 1997, the Company exchanged one radio station in Pittsburgh, Pennsylvania, which the Company had recently acquired from Secret Communications Limited Partnership ("Secret Communications") (part of the Secret Communications Acquisition, as defined below), and $20.0 million in cash for one radio station in Charlotte, North Carolina (the "Charlotte Exchange"). The Company operated the radio station in Charlotte, North Carolina pursuant to a local market agreement during July 1997.

     In July 1997, the Company acquired substantially all of the assets of four radio stations operating in Richmond, Virginia for approximately $46.5 million in cash, including payments made to buy out minority equity interests which the Company had originally agreed to provide to certain of the sellers (the "Richmond Acquisition").

     In April 1997, the Company acquired substantially all of the assets of three radio stations in Indianapolis, Indiana and in June 1997 the Company acquired substantially all of the assets of four stations in Pittsburgh, Pennsylvania from Secret Communications for a total purchase price of $255.0 million in cash (collectively, the "Secret Communications Acquisition").

     Also in April 1997, the Company sold one radio station operating in Little Rock, Arkansas (the "Little Rock Disposition") to Triathlon Broadcasting Company, a related party. The station was sold for $4.1 million, of which $3.5 million had been held as a deposit by the Company since 1996. No gain or loss was recorded on the transaction as the radio station was recently acquired in connection with the MMR Merger, as defined below.

     In March 1997, the Company acquired two radio stations operating in Houston, Texas, for a purchase price of approximately $43.0 million in cash, exclusive of certain additional contingent liabilities which may become payable (the "Texas Coast Acquisition"). The Texas Coast Acquisition increased the number of stations the Company owns in the Houston market to four.

     In March 1997, the Company exchanged one radio station operating in Washington D.C./Baltimore, Maryland, for two radio stations operating in Dallas, Texas (the "CBS Exchange") and completed the sale of two radio stations operating in the Myrtle Beach, South Carolina market for $5.1 million payable in installments over a five year period (present value approximately $4.3 million). The CBS Exchange was structured as a substantially tax free exchange of like-kind assets. The contract for the sale of the Myrtle Beach stations was in place prior to the merger with Multi-Market Radio, Inc. ("MMR"). No gain or loss was recognized on the Myrtle Beach stations that were recently acquired in the MMR Merger, as defined below.

     Costs of $871,000 related to the reformatting of the Dallas stations was included in depreciation, amortization, duopoly integration costs and acquisition related costs in 1997.

     In February 1997, the Company purchased WWYZ-FM, operating in Hartford, Connecticut, for a purchase price of $25.9 million in cash (the "Hartford Acquisition"). The Hartford Acquisition increased the number of stations the Company owns in the Hartford market to five.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

     In January 1997, the Company purchased one radio station operating in Albany, New York, for $1.0 million in cash (the "Albany Acquisition").

     In December 1996, the Company acquired substantially all of the assets of WHSL-FM, operating in Greensboro, North Carolina, for a purchase price of $6.0 million in cash (the "Greensboro Acquisition") and exchanged radio station KRLD-AM, Dallas, Texas and the Texas State Networks for radio station KKRW-FM, Houston, Texas (the "Houston Exchange"). The Houston Exchange was structured as a substantially tax free exchange of like kind assets. No gain or loss was recorded on the Houston Exchange as the book values of KRLD-AM and the Texas State Networks approximated the fair value of the assets of KKRW-FM.

     In November 1996, the Company consummated its merger with MMR (the "MMR Merger"), pursuant to which it acquired MMR in exchange for 1,631,450 shares of Class A Common Stock, 208,810 shares of Class B Common Stock both valued at $34 per share and other equity securities with a total market value for all securities issued of approximately $71.5 million in cash (Note 7). Concurrently with the consummation of the MMR Merger, the Company paid approximately $43.0 million in cash to satisfy outstanding indebtedness of MMR. MMR was organized in 1992 by the Company's executive chairman and another officer and director of the Company. The Company's executive chairman owned a substantial equity interest in MMR which was exchanged for Class B Common Stock of the Company upon the consummation of the MMR Merger. MMR owned and operated, provided programming to or sold advertising on behalf of thirteen FM stations and on AM station located in eight markets: New Haven, Connecticut; Hartford, Connecticut; Springfield/Northampton, Massachusetts; Daytona Beach, Florida; Augusta, Georgia; Biloxi, Mississippi; Myrtle Beach, South Carolina and Little Rock, Arkansas. Prior to the MMR Merger, MMR had entered into agreements to sell two stations operating in Myrtle Beach, South Carolina and one station operating in Little Rock, Arkansas (the "MMR Dispositions"). The MMR Dispositions, which were completed in 1997 as described above, are classified as assets under contract for sale in the accompanying balance sheet at December 31, 1996. The Company also terminated a Joint Sales Agreement ("JSA") with one station operating in Augusta, Georgia and its Local Marketing Agreement ("LMA") with one station operating in Myrtle Beach, South Carolina in December 1996.

     In October 1996, the Company sold radio station KTCK-AM, Dallas, Texas for approximately $13.4 million in cash, net of certain sale expenses (the "Dallas Disposition"). The Company acquired the assets of KTCK-AM in Dallas, Texas (the "Dallas Acquisition") in September 1995 from a third party for $8,633,000 in cash (including $133,000 in transaction costs) and $2,000,000 of 6% current coupon Series C Redeemable Preferred Stock (Note 6). The purchase agreement contains a provision for a contingent payment not to exceed $7,500,000 payable in 1998 if the Company's Dallas properties achieve certain ratings and financial goals. In 1996, the Company recorded a loss of $1.9 million on the Dallas disposition, based on its estimate of the ultimate resolution of the contingency. During 1997, the company paid $3,000,000 to the Seller in connection with this provision, leaving a remaining accrual at December 31, 1997 of approximately $300,000, and it is unable to reasonably estimate future amounts due, if any. The Company had provided programming to KTCK-AM pursuant to an LMA since March 1, 1995.

     In July 1996, the Company acquired Liberty Broadcasting, Inc. ("Liberty Broadcasting") for a purchase price of approximately $239.7 million in cash, including $10.4 million for working capital (the "Liberty Acquisition"). Liberty Broadcasting was a privately-held radio broadcasting company which owned and operated, provided programming to or sold advertising on behalf of fourteen FM and six AM radio stations (the "Liberty Stations") located in six markets:
Washington, DC/Baltimore, Maryland; Nassau-Suffolk, New York; Providence, Rhode Island; Hartford, Connecticut; Albany, New York and Richmond, Virginia.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

     In July 1996, the Company sold three of the Liberty Stations operating in the Washington, DC/Baltimore, Maryland market (the "Washington Dispositions") for $25.0 million. No gain or loss was recognized on the Washington Dispositions.

     In July 1996, the Company acquired from Prism Radio Partners, L.P. ("Prism"), substantially all of the assets used in the operation of eight FM and five AM radio stations located in four markets: Jacksonville, Florida; Raleigh, North Carolina; Tucson, Arizona and Wichita, Kansas. In September 1996, the Company also acquired from Prism substantially all of the assets of three radio stations operating in Louisville, Kentucky (the "Louisville Stations"), upon renewal of the Federal Communications Commission ("FCC") licenses of such stations (the "Louisville Acquisition") (collectively the "Prism Acquisition"). The total purchase price for the Prism Acquisition was approximately $105.3 million in cash. In October 1996, the Company sold the Louisville Stations (the "Louisville Disposition") for $18.5 million in cash. The Company recognized no gain or loss on the Louisville Disposition.

     In July 1996, the Company acquired substantially all of the assets of WJDX-FM, Jackson, Mississippi for a purchase price of approximately $3.2 million. In addition, in August 1996, the Company acquired substantially all of the assets of WSTZ-FM and WZRX-AM, each operating in Jackson, Mississippi, for approximately $3.5 million in cash (collectively, the "Jackson Acquisitions").

     In June 1996, the Company acquired substantially all of the assets of WROQ-FM, Greenville, South Carolina, for approximately $14.0 million in cash (the "Greenville Acquisition") and WTRG-FM and WRDU-FM, both operating in Raleigh, North Carolina, and WMFR-AM, WMAG-FM and WTCK-AM (formerly WWWB-AM), each operating in Greensboro, North Carolina for approximately $36.8 million in cash (the Raleigh-Greensboro Acquisition").

     In February 1996, the Company acquired radio stations WTDR-FM and WLYT-FM (formerly WEZC-FM), both operating in Charlotte, North Carolina (the "Charlotte Acquisition"), for an aggregate purchase price of $24.3 million in cash. Costs of $785,000 related to the integration and reformatting of the Charlotte stations were included in depreciation, amortization, duopoly integration costs and acquisition related costs in 1996.

     In April 1995, the Company acquired all of the outstanding stock of Parker Broadcasting Company ("Parker"), the owner and licensee of radio station KYXY-FM in San Diego, California (the "San Diego Acquisition"), for approximately $17,424,000 in cash (including transaction costs of $831,000 of which $175,000 was paid to Sillerman Communications Management Company ("SCMC") for providing or paying for legal services necessary in negotiating and documenting the transaction), including a $650,000 three year covenant not to compete with the former owners. In addition, costs of $1,380,000 related to the integration of KYXY-FM and reformatting of its duopoly partner, KPLN-FM, were included in depreciation, amortization, duopoly integration costs and acquisition related costs in 1995. The Company had provided programming to and sold advertising on behalf of KYXY-FM pursuant to an LMA since January 18, 1995.

     For financial statement purposes, all of the acquisitions described above were accounted for using the purchase method, with the aggregate purchase price allocated to the tangible and identifiable intangible assets based upon current estimated fair market values. Certain of the recent transactions are based on preliminary estimates of the fair value of the net assets acquired and subject to final adjustment. The assets and liabilities of these acquisitions and the results of their operations for the period from the date of acquisition have been included in the accompanying consolidated financial statements. The following unaudited pro forma summary presents the consolidated results of operations, excluding operations to be distributed to shareholders, for the years ended December 31, 1997, 1996 and 1995 as if the acquisitions for any given year and the subsequent year had occurred at the beginning of such year after giving effect to certain adjustments, including amortization of goodwill and interest expense on the acquisition debt. These pro forma results have been

                    SFX BROADCASTING, INC. AND SUBSIDIARIES
prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made as of that date or of results which may occur in the future.

                                   PRO FORMA
                             YEAR ENDED DECEMBER 31
                       IN THOUSANDS EXCEPT PER SHARE DATA
                                  (UNAUDITED)

                                                           1997          1996            1995
                                                        ----------    ----------      ----------
Net revenues..........................................  $  309,049    $  276,075      $  189,595
                                                        ==========    ==========      ==========
Loss before extraordinary item........................  $  (23,436)   $  (49,285)     $  (16,978)
                                                        ==========    ==========      ==========
Net loss..............................................  $  (23,436)   $  (64,504)     $  (32,197)
                                                        ==========    ==========      ==========

  Pending Radio Broadcasting Transactions.

     Pursuant to separate agreements, the Company has agreed to: (i) exchange four radio stations owned by the Company and located on Long Island, New York, for $11 million cash and two radio stations operating in Jacksonville, Florida, where the Company currently owns four stations, (the "Chancellor Exchange");
(ii) acquire three radio stations operating in Nashville, Tennessee, where the Company currently owns two radio stations, for $35 million (the "Nashville Acquisition"); and (iii) sell six stations in Jackson, Mississippi and two stations in Biloxi, Mississippi for $66.0 million in cash (the "Jackson and Biloxi Disposition"). The assets related to the Jackson and Biloxi Deposition are classified as assets under contract for sale in the accompanying balance sheet as of December 31, 1997. The Chancellor Exchange and the Nashville Acquisition are collectively referred to as the "Pending Acquisition." The Jackson and Biloxi Disposition is referred to herein as the "Pending Disposition." The U.S. Department of Justice, Antitrust Division (the "DOJ") has brought suit alleging that the Chancellor Exchange is likely to reduce competition. The complaint requests permanent injunctive relief preventing the consummation of the acquisition of the Long Island stations by Chancellor Media Corporation ("Chancellor"). The Company, Chancellor, an affiliate of Buyer, and DOJ are currently involved in settlement discussions. If successfully concluded, these settlement discussions will resolve all competitive issues raised by DOJ and will terminate all investigations or litigation by DOJ with respect to the Company, the Merger, the Pending Acquisitions and the Pending Disposition. The Company cannot, however, be certain that the settlement discussions will be successful. If the Company fails to reach an acceptable settlement agreement with DOJ, the Company intends to defend the suit vigorously. At December 31, 1997, the Company had capitalized $1.7 million of costs related to the acquisition of the Jacksonville radio stations. In the event the Chancellor Exchange does not take place the Company will be required to write-off such costs.

     The aggregate proceeds to be received from these transactions, net of acquisitions, is approximately $42 million. The Company has deposited $2.0 million in escrow to secure its obligations under these agreements. The Company expects to record a pre-tax gain of approximately $20.0 million on the Jackson and Biloxi Disposition. The Company does not expect to record a gain or loss on the other transactions as the assets were recently acquired.

     Concert Promotion Acquisitions. During 1997, the Company also acquired the following concert promotion companies, which are expected to be contributed to SFX Entertainment at the Spin-Off date.

     In January 1997, the Company purchased Delsener/Slater for an aggregate consideration of approximately $26.6 million, including $2.9 million for working capital and the present value of deferred payments of $3.0 million to be paid, without interest, over five years and $1.0 million to be paid, without interest, over ten

                    SFX BROADCASTING, INC. AND SUBSIDIARIES
years (the "Delsener/Slater Acquisition"). The deferred payments are subject to acceleration in certain circumstances.

     In March 1997, Delsener/Slater consummated the acquisition of certain companies which collectively own and operate the Meadows (the "Meadows Acquisition") for $900,000 in cash, 250,838 shares of SFX Class A Common Stock with a value of approximately $7.5 million and the assumption of approximately $15.4 million of debt.

     SFX Entertainment may assume the obligation to exercise an option held by the Company to repurchase 250,838 shares of the Company's Class A Common Stock for an aggregate purchase price of $8.3 million (the "Meadows Repurchase"). This option was granted in connection with the acquisition of the Meadows Music Theater. If the option were exercised by the Company, the exercise would result in a reduction of working capital in connection with the Spin-Off by approximately $8.3 million. If the option were not exercised, working capital would decrease by approximately $10.5 million.

     Also in March 1997, the Company, in partnership with Pavilion Partners, entered into a twenty-two year lease to operate the PNC Bank Arts Center, a 10,800 seat complex located in Holmdel, New Jersey. The lease also granted Pavilion Partners the right to expand the capacity to 17,500 prior to the 1998 season.

     In June 1997, the Company acquired Sunshine Promotions for $53.9 million in cash at closing, $2.0 million in cash payable over 5 years, 62,792 shares of Class A Common Stock issued and issuable over a two year period with a value of approximately $4.0 million and the assumption of approximately $1.6 million of debt. The assets to be acquired include Deer Creek Music Center, a 21,000 seat complex located in Indianapolis, Indiana, the Polaris Amphitheater, a 20,000 seat complex located in Columbus, Ohio and a 99 year lease to operate Murat Centre, a 2,700 seat theater and 2,200 seat ballroom, located in Indianapolis, Indiana.

     For financial statement purposes, all of the concert acquisitions described above were accounted for using the purchase method, with the aggregate purchase price allocated to the tangible and identifiable intangible assets based upon current estimated fair market values. The concert acquisitions are based on preliminary estimates of the fair value of the net assets acquired and subject to final adjustment. The assets and liabilities of these acquisitions and the results of their operations for the period from the date of acquisition have been included as net assets and income from operations to be distributed to shareholders in the accompanying consolidated financial statements.

NOTE 4 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts for transactions have been eliminated in consolidation. The Company accounts for investments in which it has a 50% or less and 20% or greater ownership interest under the equity method.

  Cash and Cash Equivalents

     All highly liquid investments with an original maturity of less than three months are classified as cash equivalents. The carrying amounts of cash and cash equivalents reported in the balance sheet approximate their fair values.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

  Property and Equipment

     Property and equipment are stated at cost. Depreciation and amortization is provided on the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements..................................  7-20 years
Broadcasting equipment and other............................  5-7 years

     Leasehold improvements are amortized over the shorter of the lease term or estimated useful lives of the assets. Amortization of assets recorded under capital leases is included in depreciation expense.

  Amortization of Intangible Assets

     Broadcast licenses and goodwill are amortized using the straight-line method over 40 years. Other intangible assets are being amortized using the straight-line method over their estimated remaining useful lives from 1 to 10 years. Debt issuance costs and discounts are being amortized by the straight-line method, which closely approximates the interest method, over the life of the respective debt. Concert promotion goodwill was amortized using the straight-line method over 15 years.

     In 1996 the Company adopted FAS No. 121 "Accounting for the Impairment of Long-Lived Assets". Under FAS No. 121, the carrying values of intangible assets are reviewed if the facts and circumstances suggest that they may be impaired. If this review indicates the intangible assets will not be recoverable as determined based on the undiscounted cash flows of the Company over the remaining amortization period, the Company's carrying value of the intangible assets will be reduced to their estimated fair values, if lower than the carrying value. The impact of this adoption had no effect on the consolidated financial statements.

  Payable to Former National Sales Representative

     The Company is obligated to pay $23 million to a national advertising representative company in 1998 in connection with switching its affiliations. The amount is classified in the current liabilities section of the consolidated balance sheets at December 31, 1997.

  Revenue Recognition

     The Company's primary source of revenue is the sale of airtime to advertisers. Revenue from the sale of airtime is recorded when the advertisements are broadcast.

  Barter Transactions

     The Company barters unsold advertising time for products and services. Such transactions are recorded at the estimated fair value of the products or services received or used. Barter revenue is recorded when commercials are broadcast and related expenses are recorded when the product or service is received or used. For the years ended December 31, 1997, 1996 and 1995, the Company recorded barter revenue of $11,995,000, $8,029,000 and $4,961,000 respectively, and expenses of $11,281,000, $7,476,000 and $4,811,000 respectively.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Local Marketing Agreements/Joint Sales Agreements

     From time to time, the Company enters into LMAs and JSAs with respect to radio stations owned by third parties including radio stations which it intends to acquire. Terms of the agreements generally require the Company to pay a monthly fee in exchange for the right to provide station programming and sell related advertising time in the case of an LMA or sell advertising in the case of a JSA. The agreements terminate upon the acquisition of the stations. It is the Company's policy to expense the fees as incurred as a component of operating income (loss). The Company accounts for payments received pursuant to LMAs of owned stations as net revenue to the extent that the payment received represents a reimbursement of the Company's ownership costs.

  Advertising Costs

     Advertising costs are expensed as incurred and approximated $9,789,000, $5,068,000 and $3,336,000 in 1997, 1996 and 1995, respectively.

  Concentration of Credit Risk

     The Company's revenue and accounts receivable primarily relate to the sale of advertising within the radio stations' broadcast areas. Credit is extended based on an evaluation of a customer's financial condition, and generally collateral is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectations.

  New Accounting Pronouncement

     The Company adopted SFAS No. 130 "Reporting Comprehensive Income" during the first quarter of 1998. The Company has no items of other comprehensive income as described in SFAS No. 130. Therefore, net income is equal to comprehensive income for all periods presented.

  Reclassification

     Certain amounts in 1995 and 1996 have been reclassified to conform to the 1997 presentation.

  Interim Financial Information

     Information as of March 31, 1998 and for the three months ended March 31, 1998 and 1997 is unaudited. The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and Rule 10-01 of Regulation S-X. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim financial statements contain all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position, results of operations and cash flows of the Company, for the periods presented. The

                    SFX BROADCASTING, INC. AND SUBSIDIARIES
results of operations for the three month period are not necessarily indicative of the results of operations for the full year.

NOTE 5 -- DEBT AND SUBORDINATED NOTES

     Debt consists of the following at December 31, 1997 and 1996 (in thousands):

                                                                1997        1996
                                                              --------    --------
Senior subordinated notes...................................  $450,566    $450,566
Senior credit facility......................................   313,000      30,000
Other.......................................................       909         540
                                                              --------    --------
                                                               764,475     481,106
Less: current portion.......................................      (509)       (231)
                                                              --------    --------
                                                              $763,966    $480,875
                                                              ========    ========

     The aggregate contractual maturities of long-term debt for the years ending December 31 are as follows: 1998 -- $509,000; 1999 -- $200,000;
2000 -- $766,000; 2001 -- $57,000,000; 2002 -- $72,000,000;
thereafter -- $634,000,000.

     In May 1996, the Company completed the placement of $450.0 million in aggregate principal amount of its 10.75% Senior Subordinated Notes due 2006 (the "Note Offering"). Interest is payable semi-annually on May 15 and November 15. The notes are unsecured obligations of the Company and are subordinate to all senior debt of the Company. The Company incurred issuance costs totaling $15.3 million related to the Note Offering which were recorded as deferred financing costs. In addition to the Note Offering, the Company sold in a private placement 2,990,000 shares of Series D Preferred Stock aggregating $149.5 million in liquidation preference (the "Preferred Stock Offering").

     Concurrently with the closings of the Note Offering and the Preferred Stock Offering, the Company completed a tender offer (the "Tender Offer") and related consent solicitation with respect to its 11.375% Senior Subordinated Notes due 2000 (the "Old Notes"). SFX repurchased approximately $79.4 million in principal amount of the $80.0 million in principal amount of the Old Notes outstanding in the Tender Offer. The Company also entered into a supplemental indenture amending the terms of the indenture pursuant to which the remaining Old Notes were issued.

     In March 1995, the Company entered into a $50.0 million senior credit facility (the "Old Credit Facility") pursuant to which the Company made borrowings to finance the Charlotte Acquisition and certain working capital needs. On May 31, 1996 all amounts outstanding under the Old Credit Facility were repaid with a portion of the proceeds of the Note Offering and the Preferred Stock Offering.

     In connection with the repurchase of the Old Notes and the repayment of the Old Credit Facility, the Company recorded an extraordinary loss on debt retirement of approximately $15.2 million to reflect the cost of prepayment premiums and the write-off of debt issuance costs.

     On November 22, 1996, the Company entered into a new credit facility, as amended (the "New Credit Agreement"), a senior revolving credit facility providing for borrowings of up to $400 million. Borrowings under the New Credit Agreement may be used to finance permitted acquisitions, for working capital and general corporate purposes, and for letters of credit up to $20.0 million. The credit facility will be reduced by $18 million on a quarterly basis commencing March 31, 2000 to December 31, 2004 and two final payments of $20 million will be paid on March 31, 2005 and June 30, 2005. Interest on the funds borrowed under the New Credit Agreement is based on a floating rate selected by the Company of either (i) the higher of (a) the Bank of New York's prime rate and
(b) the federal funds rate plus 0.5%, plus a margin which varies from 0.25% to

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

1.5%, based on the Company's then-current leverage ratio, or (ii) the LIBOR rate plus a margin which varies from 1.875% to 2.75%, based on the Company's then-current leverage ratio. The Company must prepay certain outstanding borrowings in advance of their scheduled due dates in certain circumstances, including but not limited to achieving certain cash flow levels or receiving certain proceeds from asset disposition as defined. The Company must also pay annual commitment fees of 0.5% of the unutilized total commitments under the New Credit Agreement. The Company's obligations under the New Credit Agreement are secured by substantially all of its assets, including property, stock of subsidiaries and accounts receivable, and are guaranteed by the Company's subsidiaries. At December 31, 1997, the weighted average interest rate was 8.19%.

     The New Credit Agreement and the indentures related to the Company's subordinated notes contain covenants that impose certain restrictions on the Company, such as total leverage, pro forma debt service and pro forma interest expense ratios.

     The fair value of the Company's senior subordinated notes was $493,313,000 at December 31, 1997 based upon the quoted market price. The book value of the Company's senior credit facility and other debt approximates fair value, which was estimated using discounted cash flow analysis based on the Company's incremental borrowing rate for similar types of borrowing arrangements.

     The Company's 10.75% senior subordinated notes and 11.375% senior subordinated notes are guaranteed by every direct and indirect subsidiary of the Company. There are no non-guarantor subsidiaries. The guarantees by the guarantor subsidiaries are full, unconditional, and joint and several. All of the guarantor subsidiaries are wholly-owned. The Company is a holding company with no assets, liabilities or operations other than its investment in its subsidiaries. Separate financial statements of each guarantor have not been included as management has determined that they are not material to investors.

NOTE 6 -- REDEEMABLE PREFERRED STOCK

     Preferred stock consists of the following at December 31, 1997 and 1996 (dollars in thousands):

                                                                1997        1996
                                                              --------    --------
Preferred Stock of the Company, $.01 par value, 10,012,000
  shares authorized:
Series B Redeemable, 0 and 1,000 shares issued and
  outstanding in 1997 and 1996, respectively................  $     --    $    917
Series C Redeemable, 2,000 shares issued and outstanding in
  1997 and 1996, includes accreted dividends of $197 in 1997
  and $108 in 1996..........................................     1,725       1,636
Series D Cumulative Convertible Exchangeable Preferred
  Stock, 2,990,000 shares issued and outstanding, includes
  accreted issuance costs of $878 in 1997...................   144,324     143,446
Series E Cumulative Exchangeable Preferred Stock, 2,250,000
  shares issued and outstanding, net of issuance costs,
  includes accreted issuance costs of $951 in 1997..........   215,947          --
                                                              --------    --------
                                                              $361,996    $145,999
                                                              ========    ========

     The Series B Redeemable Preferred Stock which was non-voting and not entitled to receive dividends was redeemed in October 1997 at the liquidation value of $1,000 per share.

     The shares of Series C Redeemable Preferred Stock receive cumulative dividends equal to 6% per annum paid by the Company in arrears on a quarterly basis. The shares are non-voting and are redeemable by the Company after September 15, 1998 or by the holder after September 15, 2000, at the liquidation value of $1,000 per share. The Series C Redeemable Preferred Stock ranks senior to other preferred stock and to the Company's common stock as to dividends and liquidation rights.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

     The shares of Series D Cumulative Convertible Exchangeable Preferred Stock (the "Series D Preferred Stock") receive cumulative dividends equal to 6 1/2% per annum ($0.8125 per share) which are paid by the Company on a quarterly basis. The shares of Series D Preferred Stock are redeemable at the option of the Company on or after June 1, 1999, in whole or in part, at redemption prices ranging from 104.5% in 1999 to 100.0% in 2006, plus accrued and unpaid dividends to the redemption date. The Series D Preferred Stock is not subject to any scheduled mandatory redemption prior to its maturity. The Series D Preferred Stock will mature on May 31, 2007.

     The Series D Preferred Stock is convertible at the option of the holder into shares of Class A Common Stock of the Company at any time prior to maturity at a conversion price of $45.51 per share (equivalent to a conversion rate of 1.0987 shares per $50 in Liquidation Preference of Series D Preferred Stock), subject to adjustment in certain events. The Series D Preferred Stock is exchangeable in full but not in part, at the Company's option on any dividend payment date, for the Company's 6 1/2% Convertible Subordinated Exchange Notes due 2007.

     The Series D Preferred Stock ranks senior to the Company's common stock as to dividends and liquidation rights.

     The shares of Series E Cumulative Exchangeable Preferred Stock (the "Series E Preferred Stock") receive cumulative dividends equal to the rate of 12 5/8% per annum which are paid by the Company on January 15 and July 15 of each year. Dividends may be paid, at the Company's option, through January 15, 2002, in cash or additional shares of Series E Preferred Stock. Subject to certain condition, the shares of the Series E Preferred Stock are exchangeable in whole or in part on a pro rata basis, at the option of the Company, on any dividend payment date, for the Company's 12 5/8% Senior Subordinated Exchangeable Debentures due 2006. The Company is required, subject to certain conditions, to redeem all of the Series E Preferred Stock outstanding on October 31, 2006. The semi-annual dividend payable on January 15, 1998 was paid in additional shares of preferred stock.

NOTE 7 -- SHAREHOLDER'S EQUITY

  Common Stock

     The holders of Class A Common Stock are entitled to one vote per share and the holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by stockholders, except (i) for the election of directors, (ii) with respect to any "going private" transaction between the Company and its Chairman, or any of his affiliates, and (iii) as otherwise provided by law. The holders of Class A and Class B Common Stock share ratably in all dividends and other distributions. As of December 31, 1997, 1,047,937 shares of Class A Common Stock, authorized but unissued, are reserved for conversion of the Class B Common Stock. Shares of the Company's Class B Common Stock convert on a share per share basis into the same number of Class A Common Stock under certain circumstances.

     In December 1995, 16,784 shares of non-voting Class C Common Stock were repurchased and retired by the Company for $459,000. In May 1996, 26,318 shares of Class A common Stock and 143,874 shares of Class B Common Stock were repurchased from the Company's former President. In July 1997, the Company repurchased 3,667 shares of Class A Common for $111,000. In addition, in September 1997, the Company repurchased 460 shares of Class A Common Stock for $19,000.

     In July 1995, the Company completed an offering of 1,725,000 shares of its Class A Common Stock for $24.50 per share. The net proceeds of the offering were $39,166,000 after underwriting discounts, commissions and other costs of the offering. The net proceeds were utilized to repay senior indebtedness of $21,500,000 and to fund the Dallas Acquisition and a portion of the Charlotte Acquisition.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

Securities Issued in MMR Merger

     The following MMR warrants and options issued and outstanding at the date of the merger were assumed by the Company and are now convertible into SFX shares:

                                         NUMBER        MMR          NUMBER          SFX
                                         OF MMR      EXERCISE       OF SFX       EXERCISE
              SECURITIES                 SHARES       PRICE       SECURITIES       PRICE
              ----------                 -------   ------------   ----------   -------------
Underwriters Warrants exercisable
  through July 22, 1998................  125,000      $9.10         37,288        $30.51
Class B Warrants exercisable through
  March 22, 1999.......................  749,460      $11.50       217,162        $38.55
Unit Purchase Options exercisable
  through March 22, 1999 (entitle the
  holder to purchase one share of MMR
  Common Stock, one MMR Class A Warrant
  and one MMR Class B Warrant).........  160,000   $7.75-$11.50     47,728     $25.98-$38.55
Stock options exercisable at various
  dates through November 22, 2006......  305,000   $5.00-$10.50     90,982     $16.76-$35.20
Warrants issued to Huff Alternative
  Income Fund, L.P. exercisable through
  March 31, 2005.......................  728,000      $7.75        223,564        $25.98
Sillerman Options......................   10,000      $2.50          2,983         $8.38

     The former MMR warrants and options are exercisable for that number of shares of the Company's Class A Common Stock equal to the product of the number of MMR shares covered by the security times 0.2983 and the per share exercise price for the share of the Company's Class A Common Stock issuable upon the exercise of each warrant and option is equal the quotient determined by dividing the exercise price per share of the MMR shares specified for such security by 0.2983.

     During 1997, certain holders of the former MMR securities exercised 95,874, 215,344, 153,445, and 142,001 of Underwriters Warrants, Class B Warrants, Unit Purchase Options and Stock Options, respectively, of the securities describe above. The warrants issued to the Huff Alternative Income Fund, L.P. were exercised through election of cashless exercise provisions whereby the Company issued 165,023 shares of the Company's Class A Common Stock.

Stock Options

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to employees" ("APB25") and related interpretations in accounting for its employee stock options, as opposed to the fair value accounting provided for under FAS Statement No. 123, "Accounting for Stock-Based Compensation."

     Under stock option plans adopted annually since 1993, stock options to acquire Class A Common Stock have been granted to certain officers, key employees and other key individuals who perform services for the Company. Options granted under these plans are generally granted at option prices equal to the fair market value of the Class A Common Stock on the date of grant. As such, under APB25, no expense is recorded in the statement of operations. Terms of the options, determined by the Company, provided that the maximum term of each options shall not exceed ten years and the options become fully exercisable within five years of continued employment with the exception of certain options granted to executives which were fully vested upon issuance.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

     In connection with the Merger, the Board has approved that all outstanding options will vest immediately upon the date of such Merger.

     At December 31, 1997, options outstanding had an average exercise price of $22.04 and expiration dates ranging from December 1, 2003 to April 15, 2007. The table below does not include the MMR options described above.

                                             1997             1996              1995
                                         -------------    -------------    --------------
Options outstanding at beginning of
  year.................................     910,000          748,000          500,000
Option price...........................  $13.00-$33.75    $13.00-$21.25    $13.00-$13.50
Options granted........................     420,000          349,000          248,000
Options price..........................     $28.00        $27.25-$33.75        $21.25
Options exercised......................     726,050            --                --
Option price...........................  $13.00-$33.75         --                --
Options repurchased....................       --             187,000             --
Option price...........................       --          $13.00-$21.25
Options expired or canceled............       --               --                --
Options outstanding at end of year.....     603,950          910,000          748,000
Option price...........................  $13.00-$28.75    $13.00-$33.75    $13.00-$21.25
Options exercisable at end of year.....     439,750          461,200          153,000

NOTE 8 -- INCOME TAXES

     The provision for income taxes for the years ended December 31, 1997, 1996 and 1995 is summarized in thousands as follows:

                                                            1997      1996      1995
                                                            -----    ------    ------
Current
  Federal.................................................  $  --    $   --    $   --
  State...................................................    990     1,190        --
                                                            -----    ------    ------
                                                              990     1,190        --
                                                            -----    ------    ------
Deferred
  Federal.................................................     --        --        --
  State...................................................   (180)     (710)       --
                                                            -----    ------    ------
                                                             (180)     (710)       --
                                                            -----    ------    ------
                                                            $ 810    $  480    $   --
                                                            =====    ======    ======

     The Company files a consolidated tax return for federal income tax purposes. As a result of current losses, no federal tax provision was recorded for the year ended December 31, 1997 and 1996. The current income tax expense recorded during 1997 and 1996 is a result of current state and local income taxes in certain states where subsidiaries file separate tax returns. Deferred state tax benefit was recognized in 1997 and 1996 attributable to the disposition of stations acquired in transactions in which associated deferred tax liabilities were recorded in purchase accounting. As a result of current losses and the deferred benefit associated with the losses, no current or deferred expense or benefit was recorded for the year ended December 31, 1995.

     At December 31, 1997, the Company had total net operating loss carryforwards of approximately $69,000,000 that will expire from 2003 through 2012, including net operating losses of acquired subsidiaries. Due to ownership changes related to the acquisition of subsidiaries, the utilization of approximately

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

$15,300,000 of which losses is subject to various limitations. The future use of remaining net operating loss carryforwards may be impacted and subject to additional limitations as a result of the Merger.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities as of December 31, 1997 and 1996 are as follows (in thousands):

                                                                1997        1996
                                                              ---------   ---------
Deferred Tax Assets:
Accounts receivable.........................................  $     860   $     563
Net operating loss carryforwards............................     23,965      12,044
Management service contract.................................      2,356       2,128
Other reserves..............................................        113         646
National sales representative contract settlement...........      8,740          --
Accrued bonuses and other compensation......................      1,563         997
                                                              ---------   ---------
Total deferred tax assets...................................     37,597      16,378
Valuation allowance.........................................    (21,876)     (5,623)
                                                              ---------   ---------
  Net Deferred Tax Assets...................................     15,721      10,755
Deferred Tax Liabilities:
Property, plant and equipment...............................       (684)       (372)
Intangible assets...........................................   (117,718)   (101,658)
Other.......................................................         --         (77)
                                                              ---------   ---------
  Total Deferred Tax Liabilities............................   (118,402)   (102,107)
                                                              ---------   ---------
  Net Deferred Tax Liabilities..............................  $(102,681)  $ (91,352)
                                                              =========   =========

     The acquisition of radio station WWYZ resulted in the recognition of deferred tax liabilities of approximately $10 million under the purchase method of accounting. The amounts were based upon the excess of the financial statement basis over the tax basis in assets, primarily intangibles.

     The 1997, 1996 and 1995 effective tax rate varied from the statutory federal income tax rate as follows (in thousands):

                                                       1997        1996        1995
                                                     --------    --------    --------
Income taxes at the statutory rate.................  $ (8,488)   $(16,924)   $ (1,495)
Effect of non-recurring and unusual charges........     6,781       6,875          --
Valuation allowance................................    13,977       9,859       1,434
Effect of nondeductible amortization of
  intangibles......................................       295         264         198
Nonqualified stock options.........................   (12,380)         --          --
State and local income taxes (net of federal
  benefit).........................................       535         317        (145)
Other..............................................        90          89           8
                                                     --------    --------    --------
          Total....................................  $    810    $    480    $     --
                                                     ========    ========    ========

NOTE 9 -- RELATED PARTY TRANSACTIONS

     Prior to April 1996, SCMC, where Robert F.X. Sillerman, the Company's Executive Chairman, serves as Chairman of the Board of Directors and Chief Executive Officer, had been engaged by the Company from

                    SFX BROADCASTING, INC. AND SUBSIDIARIES
time to time for advisory services with respect to specific transactions. In April 1996, the Company and SCMC entered into the SCMC Termination Agreement, pursuant to which SCMC assigned to the Company its rights to provide services to, and receive fees payable by each of, MMR and Triathlon in respect of such consulting and marketing services to be performed on behalf of such companies, except for fees related to certain transactions pending at the date of such agreement. In addition, the Company and SCMC terminated the arrangement pursuant to which SCMC performed financial consulting services for the Company. Upon consummation of the MMR Merger, SCMC's agreement with MMR was terminated. Prior to consummation of the MMR Merger, MMR paid an annual fee of $500,000 to SCMC and Triathlon paid SCMC an annual fee of $300,000 (which increased to $500,000 effective January 1, 1997). In addition, Triathlon has agreed to advance to SCMC an amount of $500,000 per year in connection with transaction-related services to be rendered by SCMC. However, if the agreement between SCMC and Triathlon is terminated or if an unaffiliated person acquires a majority of the capital stock of Triathlon the unearned fees must be repaid. Pursuant to the SCMC Termination Agreement, the Company has agreed to continue to provide consulting and marketing services to Triathlon until the expiration of their agreement on June 1, 2005, and not to perform any consulting or investment banking services for any person or entity other than Triathlon in the radio broadcasting industry or in any business which uses technology for the audio transmission of information or entertainment. In consideration of the foregoing agreements, the Company issued to SCMC warrants to purchase up to 600,000 shares of Class A Common Stock at an exercise price, subject to adjustment, of $33.75 (the market price at the time the financial consulting arrangement was terminated). The Company also forgave a $2.0 million loan made by the Company to SCMC, plus accrued and unpaid interest thereon. Pursuant to such agreement, the Chairman has agreed with the Company that he will supervise, subject to the direction of the Board of Directors, the performance of the financial consulting and other services previously performed by SCMC for the Company. During 1996, the Company received fees of $292,000 from MMR and $511,000 from Triathlon. During 1997, the Company received fees of $1,794,000 from Triathlon. In connection with this agreement, the Company had a $44,000 receivable from Triathlon at December 31, 1997. Pursuant to the Merger, the Company will transfer the Triathlon consulting contract to SFX Entertainment. Triathlon has previously announced that it is exploring ways of maximizing stockholder value, including possible sale to a third party. If Triathlon were acquired by a third party, the agreement might not continue for the remainder of its term.

     In 1996, the Company paid to SCMC advisory fees of $4.0 million in connection with the Liberty Acquisition, the Prism Acquisition, the Greenville Acquisition, the Jackson Acquisitions, the Greensboro Acquisition and the Raleigh-Greensboro Acquisition. In addition, the Company paid SCMC, on behalf of MMR, a non-refundable fee of $2.0 million for investment banking services provided to MMR in connection with the MMR Merger.

     No pending transactions, as described in Note 3, predate the SCMC Termination Agreement, and therefore no fees are payable to SCMC.

     Prior to June 1996, the Company held a non-recourse note receivable from the Company's former President in the amount of $2,000,000 which was secured by 133,333 shares of Class B Common Stock. The note bore interest at 6% per annum. Interest income of $60,000 and $120,000 was accrued in 1996 and 1995 on the loan, respectively. The loan and interest accrued were forgiven in June 1996 pursuant to an agreement with the former President and are included in non-recurring and unusual charges.

     In January 1995, the Company paid a $1,000,000 fee to SCMC in connection with the transfer of shares of the Company's Class C Common Stock.

     During the last quarter of 1996, the Company consolidated all of its corporate office functions in New York. Prior to such time, the Company had an agreement with the Chairman related to the maintenance of the Company's New York Office whereby the Company reimbursed SCMC for certain office expenses and

                    SFX BROADCASTING, INC. AND SUBSIDIARIES
salaries for certain employees of SCMC who provided services on behalf of the Company. In addition certain of the Company's employees performed certain services for other entities affiliated with SCMC. In connection with SCMC Termination Agreement and the consolidation of the Company's Corporate Office in New York, SCMC employees who provided services on behalf of the Company became employees of the Company. Total reimbursements paid to SCMC for office expenses and salaries totaled approximately $1,082,000 and $530,000 for the years ended December 31, 1996 and 1995. The reimbursements paid to SCMC in 1996 included $292,000 and $261,000 of fees paid by MMR and Triathlon, respectively, directly to SCMC following the effective date of the SCMC Termination Agreement. The timing of these payments during the year were such that the Company had advanced amounts to SCMC of up to $230,000 during the period. As of December 31, 1996 and 1997, there are no amounts due to or from SCMC.

     The transactions above were not negotiated on an arms-length basis. Accordingly, each transaction was approved by the Company's Board of Directors, including the Company's independent directors, in accordance with the provisions relating to affiliate transactions in the Company's by-laws, bank agreements and Indenture, which provisions require a determination as to the fairness of the transactions to the Company.

     The Company's Executive Vice President, General Counsel and Director is Of Counsel to the law firm of Baker & McKenzie. Baker & McKenzie serves as counsel to the Company in certain matters. Baker & McKenzie compensates the executive based, in part, on the fees it receives from providing legal services to the Company and other clients originated by the executive. The Company paid Baker & McKenzie $6,813,000, $4,886,000 and $793,000 for legal services during 1997,
1996 and 1995, respectively. During February 1998, the Company was reimbursed by SFX Entertainment for approximately $2,948,000 of legal fees related to concert acquisitions and the Spin-Off. As of December 31, 1997 and 1996, the Company accrued Baker & McKenzie legal fees of approximately $4,782,000 and $1,550,000, respectively.

NOTE 10 -- NON-RECURRING AND UNUSUAL CHARGES, INCLUDING ADJUSTMENTS TO BROADCAST RIGHTS AGREEMENT

Audited:

     The Company recorded non-recurring and unusual charges related to the Merger of SFX Broadcasting and the Spin-Off of SFX Entertainment of $20,174,000 in 1997 which consisted primarily of (i) $12,140,000 related to bonuses paid to officers of the Company (ii) a write-off of a $2,500,000 loan made to the Company's Executive Chairman (iii) $1,713,000 relating to an increase in value of certain Stock Appreciation Rights and (iv) $3,821,000 of other expenses, primarily legal, accounting and regulatory fees.

     The Company recorded non-recurring and unusual charges of $28,994,000 in 1996 which consisted primarily of payments in excess of the fair value of stock repurchased totaling $12,461,000 to the company's former President and the reserve by the Company of $2,330,000 relating to the loan and accrued interest to the Company's former President, $5,586,000 related to the SCMC Termination Agreement (Note 9), $4,575,000 for the repurchase of options and rights to receive options held by the Chief Operating Officer, and a charge of $1,600,000 related to the termination of the Company's contractual four-year broadcast rights of Texas Rangers baseball and an adjustment in the value of the contract for the 1996 season. In 1995, the Company recorded a $5 million charge related to the write down in value of the Company's Texas Rangers broadcast rights.

Unaudited:

     In the first quarter of 1998, the Company recorded non-recurring and unusual charges of $25.0 million which consisted primarily of (i) $4.2 million of compensation expense related to options issued, (ii) $550,000 relating to the settlement of a lawsuit, (iii) $489,000 relating to the increase in value of certain SARs, (iv) $16.6 million relating to the consent solicitations from the holders of its Senior Subordinated Notes due

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

2006 and the holders of its 12 5/8% Series E Preferred Stock in connection with the Spin-Off and (v) $3.2 million of expenses, primarily legal, accounting and regulatory fees associated with the pending Merger and the consent solicitations in connection with the Spin-Off.

NOTE 11 -- COMMITMENTS AND CONTINGENCIES

     The Company has entered into various operating leases, broadcast rights agreements and employment agreements. Total rent expense was $5,403,000, $2,903,000 and $1,506,000 for the years ending December 31, 1997, 1996 and 1995, respectively. The Company has entered into employment agreements with certain officers and other key employees. Expenses under the contracts approximated $19,748,000 for the year ended December 31, 1997. Future minimum payments in the aggregate for all noncancelable operating leases including broadcast rights agreements and employment agreements with initial terms of one year or more consist of the following at December 31, 1997 (in thousands):

                                                    SFX BROADCASTING, INC.   SFX ENTERTAINMENT, INC.
                                                    ----------------------   ------------------------
                                                    OPERATING   EMPLOYMENT   OPERATING    EMPLOYMENT
                                                     LEASES     AGREEMENTS     LEASES     AGREEMENTS
                                                    ---------   ----------   ----------   -----------
1998..............................................   $11,186     $18,090      $ 3,366       $1,900
1999..............................................     7,232      12,394        3,823        1,864
2000..............................................     6,373       5,638        1,648        1,624
2001..............................................     4,084       2,133        1,666        1,534
2002..............................................     2,913       1,471        1,678          300
2003 and thereafter...............................     7,725       1,159       14,117           --
                                                     -------     -------      -------       ------
                                                     $39,513     $40,885      $26,298       $7,222
                                                     =======     =======      =======       ======

     The future minimum payments pursuant to operating leases does not include the New York offices as theses facilities will be transferred to SFX Entertainment.

     Future minimum payments in the aggregate for all noncancelable capital leases with initial terms of one year or more consist of the following at December 31, 1997 (in thousands)

                                                              CAPITAL
                                                              LEASES
                                                              -------
1998........................................................   $ 124
1999........................................................      86
2000........................................................      43
2001........................................................      14
2002 and thereafter.........................................      --
                                                               -----
Total minimum lease payments................................     267
Less: amount representing interest..........................     (40)
                                                               -----
Present value of future minimum lease payments..............     227
Less: current portion.......................................    (101)
                                                               -----
Long-term capital lease obligations.........................   $ 126
                                                               =====

     The Company is the subject of various claims and litigation principally in the normal course of business. In the opinion of management, the ultimate resolution of such matters will not have a material adverse impact on the consolidated financial statements. SFX Entertainment has committed to certain renovation and construction projects totaling $35.5 million.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

NOTE 12 -- DEFINED CONTRIBUTION PLAN

     The Company sponsors a 401(k) defined contribution plan in which most of its employees were eligible to participate. The Plan presently provides for discretionary employer contributions. The Company made no contributions in 1997, 1996 or 1995.

NOTE 13 -- SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                             1997      1996      1995
                                                            -------   -------   -------
Cash paid during the year for:
  Interest................................................  $65,184   $30,898   $12,903
  Income taxes............................................  $ 1,059   $    81   $    --

Supplemental schedule of noncash investing and financing activities:

Issuance of equity securities, including deferred equity security issuance, and assumption of debt in connection with certain acquisitions (Note 3)

Agreements to pay future cash consideration in connection with certain acquisitions (Note 3)

Exchange of radio stations (Note 3)

Issuance of warrants in connection with SCMC termination agreement (Note 9).

NOTE 14 -- SUBSEQUENT EVENTS

     Radio Broadcasting. In January 1998, the Company sold one radio station operating in Richmond, Virginia (the "Richmond Disposition") for $4.3 million.

     Concert Promotion Acquisitions and Financing. In February and March 1998, SFX Entertainment acquired the following live entertainment businesses which were contributed to SFX Entertainment upon the Spin-Off.

     PACE Entertainment Corporation ("PACE"), one of the largest diversified producers and promoters of live entertainment in the United States, having what SFX Entertainment believes to be the largest distribution network in the United Sates in each of its music, theater and specialized motor sports businesses (the "PACE Acquisition"), for total consideration of approximately $156,056,000. In connection with the PACE Acquisition, SFX Entertainment acquired 100% of Pavilion Partners, a partnership that owns interest in 10 venues ("Pavilion"), through the PACE Acquisition and directly from PACE's various partners for $90,627,000. The Company has guaranteed the performance of SFX Entertainment's obligation to PACE until PACE is issued the SFX Entertainment stock it is entitled to under the acquisition agreement.

     The Contemporary Group ("Contemporary"), a fully-integrated live entertainment and special event promoter and producer, venue owner and operator and consumer marketer, for total consideration of approximately $101,402,000.

     The Network Magazine Group ("Network Magazine"), a publisher of trade magazines for the radio broadcasting industry, and SJS Entertainment ("SJS"), an independent creator, producer and distributor of music-related radio programming, services and research which it exchanges with radio broadcasters for commercial air-time sold, in turn, to national network advertisers (the "Network Acquisition"), for total consideration of approximately $66,784,000.

                    SFX BROADCASTING, INC. AND SUBSIDIARIES

     BG Presents ("BGP"), one of the oldest promoters of, and owner-operators of venues for, live entertainment in the United States, and a leading promoter in the San Francisco Bay area (the "BGP Acquisition"), for total consideration of approximately $80,327,000.

     Concert/Southern Promotions ("Concert/Southern"), a promoter of live music events in the Atlanta, Georgia metropolitan area (the "Concert/Southern Acquisition"), for total consideration of approximately $16,600,000.

     Westbury Music Fair, a theater located in Westbury, New York for aggregate consideration of $3.0 million in cash and an agreement to issue 75,019 shares of Class A Common Stock of SFX Entertainment.

     On February 11, 1998, SFX Entertainment completed the private placement of $350.0 million of 9 1/8% Senior Subordinated Notes (the "Notes") due 2008. Interest is payable on the Notes on February 1 and August 1 of each year.

     On February 26, 1998, SFX Entertainment executed a Credit and Guarantee Agreement (the "Credit Agreement") which established a $300.0 million senior secured credit facility comprised of (i) a $150.0 million eight-year term loan (the "Term Loan") and (ii) a $150.0 million seven-year reducing revolving credit facility. Borrowings under the Credit Agreement are secured by substantially all of the assets of SFX Entertainment, including a pledge of the outstanding stock of substantially all of its subsidiaries and guaranteed by all of SFX Entertainment's subsidiaries. On February 27, 1998, SFX Entertainment borrowed $150.0 million under the Term Loan. Together with the proceeds from the Notes, the proceeds from the Term Loan were used to finance the 1998 acquisitions discussed above.

     Consent Solicitation. To facilitate the Spin-Off, SFX Entertainment's 1998 acquisitions and its financing thereof, the Company sought and obtained consents from the holders of its Old Notes and the holders of its Senior Subordinate Notes due 2006 and the holders of its 12 5/8% Series E Preferred Stock. In connection with these consents, the Company modified certain covenants. Management anticipates that the Company will be in compliance with these covenants in the foreseeable future. Fees and expenses of approximately $18.0 million were incurred by the Company in connection with the consent solicitations and were reimbursed by SFX Entertainment with the proceeds of the SFX Entertainment Notes. Such charges are included in non-recurring and unusual charges, including adjustments to broadcast rights agreement.

  Legal Proceedings

     On August 29, 1997, two lawsuits were commenced against the Company and its directors which allege that the consideration to be paid as a result of the Merger to the holders of the Company's Class A Common Stock is unfair and that the individual defendants have breached their fiduciary duties.

     On March 16, 1998, all of the parties entered into a Memorandum of Understanding, pursuant to which they have reached an agreement providing for a settlement of the action (the "Settlement"). The Settlement provides for the Company to pay plaintiffs' counsel an aggregate of $950,000, including all fees and expenses as approved by the court. The Company anticipates that a significant portion of such payment will be funded by the Company's insurance. The Settlement is conditioned on the (a) consummation of the Merger, (b) completion of the confirmatory discovery and (iii) approval of the court.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Chancellor Media Corporation of Los Angeles:

     We have audited the accompanying combined statement of assets acquired as of April 3, 1998 and the related combined statements of revenues and direct operating expenses of KBIG-FM, KLDE-FM, and WBIX-FM (formerly WNSR-FM), (collectively, the "Company"), for each of the three years ended December 31, 1997. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined statement of assets acquired and the combined statements of revenues and direct operating expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying combined financial statements reflect the assets acquired and the revenues and direct operating expenses attributable to the Company as described in Note 1 and are not intended to be a complete presentation of the assets or revenues and expenses of the Company.

     In our opinion, the combined statement of assets acquired and statements of revenues and direct operating expenses present fairly, in all material respects, the assets described in Note 1 as of April 3, 1998 and the revenues and direct operating expenses as described in Note 1 for each of the three years ended December 31, 1997 of the Company, in conformity with generally accepted accounting principles.

                                            PRICEWATERHOUSECOOPERS LLP

Dallas, Texas
February 16, 1999

                KBIG-FM, KLDE-FM AND WBIX-FM (FORMERLY WNSR-FM)

                     COMBINED STATEMENT OF ASSETS ACQUIRED
                             (DOLLARS IN THOUSANDS)

                                                              APRIL 3,
                                                                1998
                                                              --------
Property and equipment, net.................................   $5,699
Broadcast licenses..........................................       --
                                                               ------
                                                               $5,699
                                                               ======

    The accompanying notes are an integral part of the financial statements

                KBIG-FM, KLDE-FM, AND WBIX-FM (FORMERLY WNSR-FM)

         COMBINED STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
                             (DOLLARS IN THOUSANDS)

                                                                             THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,          MARCH 31,
                                               ---------------------------   -------------------
                                                1995      1996      1997       1997       1998
                                               -------   -------   -------   --------   --------
                                                                                 (UNAUDITED)
Total revenue................................  $55,125   $55,286   $44,738   $ 9,870    $10,109
Less agency commissions......................   (9,252)   (8,485)   (6,290)   (1,521)    (1,398)
                                               -------   -------   -------   -------    -------
          Net revenue........................   45,873    46,801    38,448     8,349      8,711
                                               -------   -------   -------   -------    -------
Direct operating expenses:
  Programming, technical and news............    7,933     7,081     6,906     1,820      1,690
  Sales and promotion........................   15,720    13,187    10,536     3,294      2,293
  Station general and administrative.........    4,981     5,437     5,064     1,754      1,674
  Depreciation expense.......................      976       975     1,000       250        185
                                               -------   -------   -------   -------    -------
          Total..............................   29,610    26,680    23,506     7,118      5,842
                                               -------   -------   -------   -------    -------
Excess of net revenues over direct operating
  expenses...................................  $16,263   $20,121   $14,942   $ 1,231    $ 2,869
                                               =======   =======   =======   =======    =======

    The accompanying notes are an integral part of the financial statements

                KBIG-FM, KLDE-FM, AND WBIX-FM (FORMERLY WNSR-FM)

                   NOTES TO THE COMBINED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

(1) ORGANIZATION AND BASIS OF PRESENTATION

     The accompanying combined financial statements include the accounts of KBIG-FM, KLDE-FM and WBIX-FM (formerly WNSR-FM), (collectively, the "Company"). The Company operates three commercial radio stations, KBIG-FM in Los Angeles, KLDE-FM in Houston and WBIX-FM in New York. The Company is wholly owned by Bonneville International Corporation. Bonneville Holding Company is the licensee of the Company pursuant to certain licenses and authorizations issued by the Federal Communications Commission.

     On April 3, 1998, Bonneville International Corporation and Bonneville Holding Company (together, "Bonneville") exchanged KBIG-FM, KLDE-FM and WBIX-FM for Chancellor Media Corporation of Los Angeles ("CMCLA") stations WTOP-AM in Washington, KZLA-FM in Los Angeles and WGMS-FM in Washington plus $63,000 in cash under an asset exchange agreement. No liabilities were assumed by CMCLA in the transaction. The accompanying financial statements do not reflect any adjustments relating to this transaction. CMCLA operated KBIG-FM and KDLE-FM under time brokerage agreements from October 1, 1997 to April 3, 1998 and WBIX-FM from October 10, 1997 to April 3, 1998. Revenues and direct operating expenses of the Company included in the Combined Statements of Revenues and Direct Operating Expenses and recognized by CMCLA in its Consolidated Statement of Operations amounted to net revenue of approximately $9,959 and direct operating expenses of approximately $4,229 for the period ended December 31, 1997 and net revenue of approximately $8,711 and direct operating expenses of approximately $5,657 for the period ended March 31, 1998.

     The accompanying statement of assets acquired and statements of revenues and direct operating expenses have been prepared in accordance with generally accepted accounting principles and were derived from the historical accounting records of the Company. Significant intercompany balances and transactions have been eliminated in combination.

     The statement of assets acquired includes the assets of the Company, which were acquired by Chancellor Media Corporation of Los Angeles on April 3, 1998. This statement does not include cash, accounts receivable, prepaid or other assets, accounts payable, accrued expenses or other borrowings.

     The statements of revenues and direct operating expenses include the revenues and direct expenses directly attributable to each station. The statements do not include amortization expense, corporate general and administrative costs, interest expense, income taxes or the LMA fees earned by Bonneville pursuant to the time brokerage agreements.

     Complete financial statements, including historical balance sheets and statements of cash flows, were not prepared as Bonneville has not segregated indirect corporate operating cost information or related assets and liabilities for the Company in its accounting records.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation which approximates the appraised value of the assets at the date of exchange. The Company continually evaluates the propriety of the carrying amount of property and equipment to determine whether current events or circumstances warrant adjustment to the carrying value. Repairs and maintenance costs are charged to expense when incurred.

                KBIG-FM, KLDE-FM AND WBIX-FM (FORMERLY WNSR-FM)

  (b) Broadcast Licenses

     Broadcast licenses are stated at zero as Bonneville has not segregated the cost basis of such licenses to the station level. The Company continually evaluates the propriety of the carrying amount of broadcast licenses to determine whether current events or circumstances warrant adjustment to the carrying value.

  (c) Revenue Recognition

     Revenue is derived primarily from the sale of commercial announcements to local and national advertisers. Revenue is recognized as commercials are broadcast.

  (d) Disclosure of Certain Significant Risks and Uncertainties

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

  (e) Unaudited Interim Financial Information

     In the opinion of management, the unaudited interim combined statements of revenues and direct operating expenses for the three months ended March 31, 1998 and 1997, reflect all adjustments, consisting of only normal and recurring items, which are necessary for a fair presentation of the results for the interim period presented. The results for the interim periods are not necessarily indicative of results to be expected for any other interim periods or for the full year.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Chancellor Media Corporation of Los Angeles:

     We have audited the accompanying statement of assets acquired as of May 29, 1998 and the related statements of revenues and direct operating expenses of KODA-FM, (the "Company"), for each of the two years ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of assets acquired and the statements of revenues and direct operating expenses are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying financial statements reflect the assets acquired and the revenues and direct operating expenses attributable to the Company as described in Note 1 and are not intended to be a complete presentation of the assets or revenues and expenses of the Company.

     In our opinion, the statement of assets acquired and statements of revenues and direct operating expenses present fairly, in all material respects, the assets described in Note 1 as of May 29, 1998 and the revenues and direct operating expenses as described in Note 1 for each of the two years ended December 31, 1997 of the Company, in conformity with generally accepted accounting principles.

                                            PRICEWATERHOUSECOOPERS LLP

Dallas, Texas
February 16, 1999

                                    KODA-FM

                          STATEMENT OF ASSETS ACQUIRED
                             (DOLLARS IN THOUSANDS)

                                                              MAY 29,
                                                               1998
                                                              -------
Property and equipment, net.................................   $391
Broadcast license...........................................     --
                                                               ----
                                                               $391
                                                               ====

    The accompanying notes are an integral part of the financial statements

                                    KODA-FM

              STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES
                             (DOLLARS IN THOUSANDS)

                                                              YEAR ENDED        THREE MONTHS
                                                             DECEMBER 31,      ENDED MARCH 31,
                                                           -----------------   ---------------
                                                            1996      1997      1997     1998
                                                           -------   -------   ------   ------
                                                                                 (UNAUDITED)
Total revenue............................................  $18,950   $20,869   $4,440   $5,044
Less agency commissions..................................   (2,605)   (2,889)    (608)    (691)
                                                           -------   -------   ------   ------
          Net revenue....................................   16,345    17,980    3,832    4,353
                                                           -------   -------   ------   ------
Direct operating expenses:
  Programming, technical and news........................    1,012       960      359      412
  Sales and promotion....................................    4,269     4,539      790      754
  Station general and administrative.....................    2,125     2,036      529      465
  Depreciation expense...................................      183       185       46       47
                                                           -------   -------   ------   ------
          Total..........................................    7,589     7,720    1,724    1,678
                                                           -------   -------   ------   ------
Excess of net revenues over direct operating expenses....  $ 8,756   $10,260   $2,108   $2,675
                                                           =======   =======   ======   ======

    The accompanying notes are an integral part of the financial statements

                                    KODA-FM

                       NOTES TO THE FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

(1) ORGANIZATION AND BASIS OF PRESENTATION

     The accompanying financial statements include the accounts of KODA-FM, (the "Company"). The Company operates a commercial radio station, KODA-FM in Houston. The Company is wholly owned by Capstar Broadcasting Corporation ("Capstar") and formerly owned by SFX Broadcasting, Inc. ("SFX") prior to Capstar's acquisition of SFX.

     On May 29, 1998, Capstar exchanged KODA-FM for Chancellor Media Corporation of Los Angeles ("CMCLA") stations WAPE-FM and WFYV-FM in Jacksonville under an asset exchange agreement. As part of the transaction, CMCLA also paid cash of $90,250 to the owners of KVET-AM, KVET-FM and KASE-FM, who simultaneously transferred such stations to Capstar. No liabilities were assumed by CMCLA in the transaction. The accompanying financial statements do not reflect any adjustments relating to this transaction.

     The accompanying statement of assets acquired and statements of revenues and direct operating expenses have been prepared in accordance with generally accepted accounting principles and were derived from the historical accounting records of the Company.

     The statement of assets acquired includes the assets of the Company, which were acquired by Chancellor Media Corporation of Los Angeles on May 29, 1998. This statement does not include cash, accounts receivable, prepaid or other assets, accounts payable, accrued expenses or other borrowings.

     The statements of revenues and direct operating expenses include the revenues and direct expenses directly attributable to each station. The statements do not include amortization expense, corporate general and administrative costs, interest expense or income taxes.

     Complete financial statements, including historical balance sheets and statements of cash flows, were not prepared as Capstar and SFX had not segregated indirect corporate operating cost information or related assets and liabilities for the Company in its accounting records.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation which approximates the appraised value of the assets at the date of exchange. The Company continually evaluates the propriety of the carrying amount of property and equipment to determine whether current events or circumstances warrant adjustment to the carrying value. Repairs and maintenance costs are charged to expense when incurred.

  (b) Broadcast Licenses

     Broadcast licenses are stated at zero as Capstar has not segregated the cost basis of such licenses to the station level. The Company continually evaluates the propriety of the carrying amount of broadcast licenses to determine whether current events or circumstances warrant adjustment to the carrying value.

  (c) Revenue Recognition

     Revenue is derived primarily from the sale of commercial announcements to local and national advertisers. Revenue is recognized as commercials are broadcast.

                                    KODA-FM

  (d) Disclosure of Certain Significant Risks and Uncertainties

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

  (e) Unaudited Interim Financial Information

     In the opinion of management, the unaudited interim statements of revenues and direct operating expenses for the three months ended March 31, 1998 and 1997, reflect all adjustments, consisting of only normal and recurring items, which are necessary for a fair presentation of the results for the interim period presented. The results for the interim periods are not necessarily indicative of results to be expected for any other interim periods or for the full year.

                                    ANNEX I

                          AGREEMENT AND PLAN OF MERGER

                                    BETWEEN

                          CHANCELLOR MEDIA CORPORATION

                                      AND

                       RANGER EQUITY HOLDINGS CORPORATION

                            DATED AS OF JULY 7, 1998

                               TABLE OF CONTENTS

                   Article I
                  The Merger
 1.1   The Merger.......................   I-1
 1.2   Closing..........................   I-1
 1.3   Effective Time...................   I-2
 1.4   Certificate of Incorporation.....   I-2
 1.5   Bylaws...........................   I-2
 1.6   Directors........................   I-2
 1.7   Officers.........................   I-2
 1.8   Effect on LIN Capital Stock......   I-2
       (a) Outstanding LIN Common
           Stock........................   I-2
       (b) Treasury Shares..............   I-3
       (c) Impact of Stock Splits,
       etc. ............................   I-3
 1.9   Effect on Chancellor Capital
       Stock............................   I-3
 1.10  Exchange of Certificates.........   I-3
       (a) Paying Agent.................   I-3
       (b) Exchange Procedures..........   I-3
       (c) Letter of Transmittal........   I-4
       (d) Distributions with Respect to
           Unexchanged Shares...........   I-4
       (e) No Further Ownership Rights
       in LIN Common Stock..............   I-4
       (f) No Fractional Shares.........   I-5
       (g) Termination of Payment
       Fund.............................   I-5
       (h) No Liability.................   I-5
       (i) Withholding of Tax...........   I-6
 1.11  Dissenting Shares................   I-6

                  Article II
        Representations and Warranties
                    of LIN
 2.1   Organization, Standing and
       Corporate Power..................   I-7
 2.2   Capital Structure................   I-7
 2.3   Authority; Noncontravention......   I-8
 2.4   LIN SEC Document; Financial
       Statements.......................  I-10
 2.5   Absence of Certain Changes or
       Events...........................  I-10
 2.6   No Extraordinary Payments or
       Change in Benefits...............  I-11
 2.7   Voting Requirements..............  I-11
 2.8   State Takeover Statutes..........  I-11
 2.9   LIN FCC Licenses; Operations of
       LIN Licensed Facilities..........  I-11
 2.10  Brokers..........................  I-12
 2.11  FCC Qualification................  I-13
 2.12  Compliance With Applicable
       Laws.............................  I-13
 2.13  Absence of Undisclosed
       Liabilities......................  I-13
 2.14  Litigation.......................  I-13
 2.15  Transactions With Affiliates.....  I-13
 2.16  Labor Matters....................  I-14
 2.17  Employee Arrangements and Benefit
       Plans............................  I-14
 2.18  Tax Matters......................  I-15
 2.19  Intellectual Property............  I-16
 2.20  Environmental Matters............  I-16
 2.21  Material Agreements..............  I-17
 2.22  Tangible Property................  I-18
 2.23  NBC Station Venture..............  I-18
 2.24  No Other Representations and
       Warranties.......................  I-18

                  Article III
       Representations and Warranties of
                  Chancellor
 3.1   Organization, Standing and
       Corporate Power..................  I-19
 3.2   Capital Structure................  I-19
 3.3   Authority; Noncontravention......  I-20
 3.4   Chancellor SEC Documents.........  I-21
 3.5   Absence of Certain Changes or
       Events...........................  I-22
 3.6   No Extraordinary Payments or
       Change in Benefits...............  I-23
 3.7   Brokers..........................  I-23
 3.8   Opinion of Financial Advisor.....  I-23
 3.9   Absence of Undisclosed
       Liabilities......................  I-23
 3.10  Litigation.......................  I-23
 3.11  Transactions With Affiliates.....  I-24
 3.12  Chancellor Common Stock..........  I-24
 3.13  Voting Requirements..............  I-24
 3.14  FCC Qualification................  I-24
 3.15  Employee Arrangements and Benefit
       Plans............................  I-24
 3.16  Tax Matters......................  I-25
 3.17  Intellectual Property............  I-26
 3.18  Environmental Matters............  I-26
 3.19  No Other Representations and
       Warranties.......................  I-26

                  Article IV
             Additional Agreements
 4.1   Preparation of Form S-4 and Proxy
       Statement/Prospectus; Information
       Supplied.........................  I-27
 4.2   Stockholder Approval.............  I-28

 4.3   Access to Information;
       Confidentiality..................  I-28
 4.4   Public Announcements.............  I-29
 4.5   Acquisition Proposals............  I-29
 4.6   Consents, Approvals and
       Filings..........................  I-30
 4.7   Affiliates Letters...............  I-30
 4.8   Nasdaq Listing...................  I-30
 4.9   Indemnification..................  I-30
 4.10  Letter of Chancellor's
       Accountants......................  I-31
 4.11  Letter of LIN's Accountants......  I-31
 4.12  Employee Benefit Matters.........  I-31
 4.13  Termination of Stockholders
       Agreement........................  I-31

                   Article V
       Covenants Relating to Conduct of
           Business Prior to Merger
 5.1   Conduct of Business..............  I-32
 5.2   Stock Options; Phantom Stock
       Plan.............................  I-34
 5.3   Other Actions....................  I-35

                  Article VI
             Conditions Precedent
 6.1   Conditions to Each Party's
       Obligation to Effect the
       Merger...........................  I-36
       (a) Stockholder Approval.........  I-36
       (b) FCC Order....................  I-36
       (c) Governmental and Regulatory
           Consents.....................  I-36
       (d) HSR Act......................  I-36
       (e) No Injunctions or
       Restraints.......................  I-36
       (f) Nasdaq Listing...............  I-36
       (g) Form S-4.....................  I-36
 6.2   Conditions to Obligations of
       LIN..............................  I-36
       (a) Representations and
           Warranties...................  I-36
       (b) Performance of Obligations of
           Chancellor...................  I-37
       (c) Tax Opinion..................  I-37
       (d) Chancellor Stockholders
            Agreement...................  I-37
 6.3   Conditions to Obligations of
       Chancellor.......................  I-38
       (a) Representations and
           Warranties...................  I-38
       (b) Performance of Obligations of
            LIN.........................  I-38
       (c) Tax Opinion..................  I-38
       (d) KXTX Transaction.............  I-38
       (e) Network Affiliation
           Agreements...................  I-38
       (f) Financial Services
           Agreements...................  I-38
       (g) Dissenting Shares............  I-39

                  Article VII
       Termination, Amendment and Waiver
 7.1   Termination......................  I-39
 7.2   Effect of Termination............  I-40
 7.3   Amendment........................  I-40
 7.4   Extension; Consent; Waiver.......  I-40
 7.5   Procedure For Termination,
       Amendment, Extension, Consent or
       Waiver...........................  I-41

                 Article VIII
            Survival of Provisions
 8.1   Survival.........................  I-41

                  Article IX
                    Notices
 9.1   Notices..........................  I-41

                   Article X
                 Miscellaneous
10.1   Entire Agreement.................  I-43
10.2   Expenses.........................  I-43
10.3   Counterparts.....................  I-43
10.4   No Third Party Beneficiary.......  I-43
10.5   Governing Law....................  I-43
10.6   Assignment; Binding Effect.......  I-43
10.7   Headings, Gender, Etc. ..........  I-43
10.8   Invalid Provisions...............  I-44
10.9   No Recourse Against Others.......  I-44

                                   Exhibits
----------------------------------------------
        Exhibit A  Form of Affiliate Letter

                             LIST OF DEFINED TERMS

Acquisition Proposal....................   41
Actions.................................   22
Agreement...............................    1
Assumed Stock Options...................   47
breaches................................   12
Chancellor Benefit Plans................   31
Chancellor SEC Documents................   29
Chancellor Common Stock.................    1
Chancellor Stockholders Meeting.........   39
Chancellor 7% Convertible Preferred
  Stock.................................    4
Chancellor $3.00 Convertible Preferred
  Stock.................................    4
Chancellor Convertible Preferred
  Stock.................................    4
Chancellor..............................    1
Chancellor Disclosure Letter............   30
Chancellor Stockholders Agreement.......   51
Chancellor Operating Subsidiary.........   27
Chancellor Material Adverse Effect......   26
Chancellor Significant Subsidiary.......   26
Chancellor Stockholders Approval........   27
Chancellor Stock Options................   26
Chancellor Stock Option Plans...........   26
Closing Date............................    2
Closing.................................    2
Code....................................    1
Communications Act......................   12
D&O Insurance...........................   42
Delaware Code...........................    2
Delaware Secretary of State.............    2
Dissenting Shares.......................    8
DSHC....................................   46
Effective Time..........................    2
Employment Arrangements.................   19
Environmental Liabilities...............   23
Environmental Laws......................   23
Equity Holdings A.......................    9
Equity Holdings B.......................    9
ERISA...................................   19
Exchange Ratio..........................    3
FCC.....................................   12
FCC Order...............................   49
Financial Advisory Agreement............   53
Form S-4................................   37
Form S-8................................   48
Fractional Shares.......................    6
GAAP....................................   13
GECC Guarantee..........................   10
Governmental Entity.....................   12
Greenhill...............................   17
Hazardous Materials.....................   23
Hicks Muse..............................   17
HSR Act.................................   12
Indemnified Parties.....................   42
Intellectual Property...................   22
IRS.....................................   19
KXTX Transaction........................   46
KXTX Option.............................   47
KXTX-Texas..............................   47
Liens...................................   10
LIN Stock Option Plan...................   10
LIN.....................................    1
LIN SEC Document........................   13
LIN Licensed Facilities.................   15
LIN Benefit Plans.......................   15
LIN Stock Options.......................   10
LIN Disclosure Letter...................   11
LIN Stockholders Approval...............   11
LIN Holdings............................    9
LIN Operating Subsidiary................    9
LIN LMA Facilities......................   16
LIN Entities............................   53
LIN Texas...............................   46
LIN FCC Licenses........................   15
LIN Significant Subsidiary..............    9
LIN/Ranger Merger Agreement.............   43
LIN Common Stock........................    3
LIN Material Adverse Effect.............    9
LMA Facility FCC Licenses...............   16
LMA Agreement...........................   24
M&O Agreement...........................   53
Material Agreements.....................   24
Material Breach.........................   55
Merger Consideration....................    3
Merger..................................    2

Morgan Stanley..........................   31
Network Affiliation Agreement...........   24
New LIN Stock Options...................   10
Paying Agent............................    4
Payment Fund............................    4
Permits.................................   17
Phantom Stock Plan......................   10
Phantom Stock Units.....................   10
Proxy Statement/Prospectus..............   29
Representatives.........................   40
SEC.....................................   13
Securities Act..........................   13
significant subsidiary..................   26
Sports Agreement........................   24
Stockholders Agreement..................   10
subsidiary..............................    9
Substitute LIN Stock Options............   10
Surviving Corporation...................    2
Tax Return..............................   21
Taxes...................................   21
Wasserstein.............................   31

                          AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of July 7, 1998, by and between CHANCELLOR MEDIA CORPORATION, a Delaware corporation ("Chancellor") and RANGER EQUITY HOLDINGS CORPORATION, a Delaware corporation ("LIN").

                                    RECITALS

WHEREAS, Chancellor and LIN and their respective subsidiaries are engaged in the radio and television broadcasting businesses, respectively;

WHEREAS, Chancellor and LIN believe it is in the best interests of their respective stockholders to combine their respective broadcast businesses;

WHEREAS, subject to the terms and conditions set forth herein, (i) the Board of Directors of Chancellor, upon the recommendation of a duly authorized special committee thereof (consisting of independent directors), has approved the merger of LIN with Chancellor and the issuance of shares of the Common Stock, $0.01 par value (the "Chancellor Common Stock"), of Chancellor in connection therewith, and (ii) the Board of Directors of LIN has approved the foregoing merger;

WHEREAS, it is the intention of Chancellor and LIN that such merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

WHEREAS, Chancellor and LIN desire to make certain representations, warranties, covenants and agreements in connection with such merger and also to prescribe various conditions to such merger;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.3), LIN shall merge with and into Chancellor (the "Merger") in accordance with the General Corporation Law of the State of Delaware (the "Delaware Code"). At the Effective Time, the separate corporate existence of LIN shall cease and Chancellor shall continue as the surviving corporation of the Merger (the "Surviving Corporation") under the laws of the State of Delaware and with all the rights, privileges, immunities and powers, and subject to all the duties and liabilities, of a corporation organized under the Delaware Code. The Merger shall have the effects set forth in the Delaware Code.

1.2 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 7.1, and subject to the satisfaction or waiver of the conditions set forth in
Article VI, the closing of the Merger (the "Closing") will take place at 10:00 a.m., Dallas, Texas time, on the second business day following the date on which the last to be fulfilled or waived of the conditions set forth in Article VI shall be fulfilled or waived in accordance with this Agreement (the "Closing Date"), at the offices of Weil, Gotshal & Manges LLP, 100 Crescent Court, Suite 1300, Dallas, Texas 75201, unless another date, time or place is agreed to in writing by the parties hereto.

1.3 Effective Time. The parties hereto will file with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") on the Closing Date (or on such other date as the parties may agree) a certificate of merger or other appropriate documents, executed in accordance with the relevant provisions of the Delaware Code, and make all other filings or recordings required under the Delaware Code in connection with the Merger. The Merger shall become effective upon the filing of the certificate of merger with the Delaware Secretary of State, or at such later time specified in such certificate of merger (the "Effective Time").

1.4 Certificate of Incorporation. The Certificate of Incorporation of Chancellor shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by the Delaware Code.

1.5 Bylaws. The Bylaws of Chancellor in effect immediately prior to the Merger shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and as provided by applicable law.

1.6 Directors. The directors of Chancellor immediately prior to the Effective Time and Gary R. Chapman shall, from and after the Effective Time, be the directors of the Surviving Corporation (with respect to Chancellor directors, in the same class and term expiration as such director currently serves on the Chancellor Board of Directors and, with respect to Gary R. Chapman, in such class and term expiration as determined by the Board of Directors of Chancellor prior to Closing), until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

1.7 Officers. The officers of Chancellor immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

1.8  Effect on LIN Capital Stock.

(a) Outstanding LIN Common Stock. Each share of common stock, $0.01 par value, of LIN ("LIN Common Stock"), issued and outstanding immediately prior to the Effective Time (other than shares of LIN Common Stock held as treasury shares by LIN and other than Dissenting Shares, as defined in Section 1.11) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive 0.0300 validly issued, fully paid and nonassessable shares of Chancellor Common Stock. The ratio of the shares of Chancellor Common Stock to be issued in exchange for each whole share of LIN Common Stock is referred to as the "Exchange Ratio." The shares of Chancellor Common Stock to be issued to holders of LIN Common Stock in accordance with this
Section 1.8(a), and any cash to be paid in accordance with Section 1.10(f) in lieu of fractional shares of Chancellor Common Stock, are referred to as the "Merger Consideration."

(b) Treasury Shares. Each share of LIN Common Stock which is held as a treasury share by LIN at the Effective Time shall, by virtue of the Merger and without any action on the part of LIN, be cancelled and retired and cease to exist, without any conversion thereof.

(c) Impact of Stock Splits, etc. In the event of any change in Chancellor Common Stock and/or LIN Common Stock between the date of this Agreement and the Effective Time of the Merger in accordance with the terms of this Agreement by reason of any stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the number and class of shares of Chancellor Common Stock to be issued and delivered in the Merger in exchange for each outstanding share of LIN Common Stock as provided in this Agreement shall be appropriately adjusted so as to maintain the relative proportionate interests of the holders of LIN Common Stock and Chancellor Common Stock.

1.9 Effect on Chancellor Capital Stock. Each share of Chancellor Common Stock, 7% Convertible Preferred Stock, $0.01 par value ("Chancellor 7% Convertible Preferred Stock"), and $3.00 Convertible Exchangeable Preferred, $0.01 par value ("Chancellor $3.00 Convertible Preferred Stock" and, collectively with the Chancellor 7% Convertible Preferred Stock, the "Chancellor Convertible Preferred Stock"), of Chancellor issued and outstanding immediately prior to the Effective Time shall remain outstanding and shall be unaffected by the Merger.

1.10  Exchange of Certificates.

(a) Paying Agent. Immediately following the Effective Time, Chancellor shall deposit with its transfer agent and registrar (the "Paying Agent"), for the benefit of the holders of LIN Common Stock (other than treasury shares and Dissenting Shares), certificates representing the shares of Chancellor Common Stock to be issued to such holders pursuant to Section 1.8 (such certificates, together with any dividends or distributions with respect to the shares represented by such certificates and any cash paid in lieu of fractional shares of Chancellor Common Stock pursuant to Section 1.10(f), being hereinafter referred to as the "Payment Fund").

(b) Exchange Procedures. As soon as practicable after the Effective Time, each holder of an outstanding certificate or certificates which prior thereto represented shares of LIN Common Stock shall, upon surrender to the Paying Agent of such certificate or certificates and acceptance thereof by the Paying Agent, be entitled to a certificate representing that number of whole shares of Chancellor Common Stock which the aggregate number of shares of LIN Common Stock previously represented by such certificate or certificates surrendered shall have been converted into the right to receive pursuant to Section 1.8 of this Agreement, as the case may be, plus any cash to be received in lieu of fractional shares, as provided in Section 1.10(f) below. The Paying Agent shall accept such certificates upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with its normal exchange practices. If the Merger Consideration (or any portion thereof) is to be delivered to any person other than the person in whose name the certificate or certificates representing the shares of LIN Common Stock surrendered in exchange therefor is registered, it shall be a condition to such exchange that the certificate or certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such exchange shall pay to the Paying Agent any transfer or other

Taxes (as defined in Section 2.18) required by reason of the payment of such consideration to a person other than the registered holder of the certificate(s) surrendered, or shall establish to the satisfaction of the Paying Agent that such Tax has been paid or is not applicable. After the Effective Time, there shall be no further transfer on the records of LIN or its transfer agent of certificates representing shares of LIN Common Stock, and if such certificates are presented to the Surviving Corporation, they shall be cancelled against delivery of the Merger Consideration as hereinabove provided. Until surrendered as contemplated by this Section 1.10(b), each certificate representing shares of LIN Common Stock (other than certificates representing treasury shares to be cancelled in accordance with the terms of this Agreement), shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration without any interest thereon, as contemplated by Section 1.8.

(c) Letter of Transmittal. Promptly after the Effective Time (but in no event more than five business days thereafter), Chancellor shall require the Paying Agent to mail to each record holder of certificates that immediately prior to the Effective Time represented shares of LIN Common Stock which have been converted pursuant to Section 1.8, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of certificates representing shares of LIN Common Stock to the Paying Agent, and which shall be in such form and have such provisions as Chancellor reasonably may specify) and instructions for use in surrendering such certificates and receiving the Merger Consideration to which such holder shall be entitled therefor pursuant to Section 1.8.

(d) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Chancellor Common Stock with a record date after the Effective Time shall be paid to the holder of any certificate that immediately prior to the Effective Time represented shares of LIN Common Stock which have been converted pursuant to Section 1.8, until the surrender for exchange of such certificate in accordance with this Article I. Following surrender for exchange of any such certificate, there shall be paid to the holder of such certificate, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the number of whole shares of Chancellor Common Stock into which the shares of LIN Common Stock represented by such certificate immediately prior to the Effective Time were converted pursuant to Section 1.8, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time, but prior to such surrender, and with a payment date subsequent to such surrender, payable with respect to such whole shares of Chancellor Common Stock.

(e) No Further Ownership Rights in LIN Common Stock. The Merger Consideration (or, in the case of Dissenting Shares, the cash payment therefor) paid upon the surrender for exchange of certificates representing shares of LIN Common Stock in accordance with the terms of this Article I shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of LIN Common Stock theretofore represented by such certificates, subject, however, to Chancellor's obligation (if any) to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared by LIN on the shares of LIN Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time.

(f) No Fractional Shares. No certificates or scrip representing fractional shares of Chancellor Common Stock shall be issued upon the surrender for exchange of certificates that immediately prior to the Effective Time represented shares of LIN Common Stock which have been converted pursuant to
Section 1.8, and such fractional share interests will not entitle the owner thereof to vote or any rights of a stockholder of Chancellor. In lieu of any such fractional shares, the Paying Agent shall, on behalf of all holders of fractional shares of Chancellor Common Stock, aggregate all such fractional interests (collectively, the "Fractional Shares") and such Fractional Shares shall be sold by the Paying Agent as agent for the holders of such Fractional Shares at the then prevailing price on the Nasdaq Stock Market, all in the manner provided hereinafter. Until the net proceeds of such sale or sales have been distributed to the holders of Fractional Shares, the Paying Agent shall retain such proceeds in trust for the benefit of such holders as part of the Payment Fund. All commissions, transfer taxes and other out-of-pocket transaction costs, including reasonable expenses and compensation of the Paying Agent shall be charged against the proceeds from the sale of the Fractional Shares. The sale of the Fractional Shares shall be executed on the Nasdaq Stock Market or through one or more member firms of the Nasdaq Stock Market and will be executed in round lots, to the extent practicable. The Paying Agent will determine the portion, if any, of the net proceeds of such sale or sales to which each holder of Fractional Shares is entitled, by multiplying the amount of the aggregate net proceeds of the sale of the Fractional Shares by a fraction, the numerator of which is the amount of Fractional Shares to which such holder is entitled and the denominator of which is the aggregate amount of Fractional Shares to which all holders of Fractional Shares are entitled; provided, however, that in lieu of the foregoing, at the sole option of Chancellor, Chancellor may instead satisfy payment with respect to such Fractional Shares by delivering to the Paying Agent reasonably promptly following the Effective Time cash (without interest) in an amount equal to the aggregate amount of all such Fractional Shares multiplied by the closing price per share of Chancellor Common Stock on the Nasdaq Stock Market on the trading day immediately prior to the Effective Time.

(g) Termination of Payment Fund. Any portion of the Payment Fund which remains undistributed to the holders of certificates representing shares of LIN Common Stock for 120 days after the Effective Time shall be delivered to Chancellor, upon demand, and any holders of shares of LIN Common Stock who have not theretofore complied with this Article I shall thereafter look only to Chancellor and only as general creditors thereof for payment of their claims for any Merger Consideration and any dividends or distributions with respect to Chancellor Common Stock to which they are entitled pursuant to this Article I.

(h) No Liability. Neither the Surviving Corporation nor the Paying Agent shall be liable to any person in respect of any cash, shares, dividends or distributions payable from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any certificates representing shares of LIN Common Stock shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration in respect of such certificate would otherwise escheat to or become the property of any Governmental Entity (as defined in Section 2.3)), any such cash, shares, dividends or distributions payable in respect of such certificate shall, to the extent permitted by applicable law, become the property of Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(i) Withholding of Tax. Chancellor shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any former holder of LIN Common Stock such amount as Chancellor (or any affiliate thereof) or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code or state, local or foreign Tax law. To the extent that amounts are so withheld by Chancellor, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the former holder of LIN Common Stock in respect of which such deduction and withholding was made by Chancellor.

1.11 Dissenting Shares. Notwithstanding anything herein to the contrary in this Agreement, shares of LIN Common Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto and who properly demands in writing appraisal of such shares of LIN Common Stock in accordance with Section 262 of the Delaware Code and who shall not have withdrawn such demand or otherwise have forfeited appraisal rights, shall not be converted into or represent the right to receive the Merger Consideration therefor ("Dissenting Shares"). Such stockholders shall be entitled to receive payment of the appraised value of such shares of LIN Common Stock held by them in accordance with the provisions of Section 262 of the Delaware Code, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such securities under Section 262 shall thereupon be deemed to have been converted into, as of the Effective Time, the right to receive, without any interest thereon, the Merger Consideration, upon surrender, in the manner provided in this Article I, of the certificate or certificates that formerly represented such securities. LIN shall take all actions required to be taken by it in accordance with Section 262(d) of the Delaware Code with respect to the holders of LIN Common Stock. LIN shall give to Chancellor prompt written notice of any demands for appraisal received by it, withdrawals of such demands, and any other instruments served pursuant to Delaware law and received by it, and Chancellor shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, LIN shall not, except with the prior written consent of Chancellor, make any payments with respect to any demands for appraisal, or settle or offer to settle, any such demands.

                                   ARTICLE II

                     REPRESENTATIONS AND WARRANTIES OF LIN

LIN hereby represents and warrants to Chancellor as follows:

2.1 Organization, Standing and Corporate Power. Each of LIN and the LIN Significant Subsidiaries (as defined below) is a corporation, limited partnership or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate, partnership or limited liability company power and authority to carry on its business as now being conducted. Each of LIN and the LIN Significant Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified could not reasonably be expected to have a material adverse effect on the business, properties, results of operations, or condition (financial or otherwise) of LIN and its subsidiaries, considered as a whole (other than as a result of changes in general economic conditions or in economic conditions generally affecting the television broadcasting industry) (a "LIN Material Adverse Effect"). LIN has delivered to Chancellor complete and correct copies of its Certificate of Incorporation and Bylaws, as amended to the date of this Agreement. For purposes of this Agreement, a "LIN Significant Subsidiary" means (i) Ranger Equity Holdings A Corp., a Delaware corporation ("Equity Holdings A"), (ii) Ranger Equity Holdings B Corp., a Delaware corporation ("Equity Holdings B"), (iii) LIN Holdings Corp., a Delaware corporation ("LIN Holdings"), (iv) LIN Television Corporation, a Delaware corporation (the "LIN Operating Subsidiary"), and (v) any other subsidiary of LIN that operates, or holds an FCC license to operate, a LIN Licensed Facility (as defined in Section 2.9) or a LIN LMA Facility (as defined in Section 2.9) or is a party to a Material Agreement (as defined in Section 2.21). For purposes of this Agreement, a "subsidiary" of any person shall mean any other entity at least a majority of the equity interests in which is beneficially owned, directly or indirectly, by the specified person.

2.2 Capital Structure. (a) The authorized capital stock of LIN consists of (i) 1,000,000,000 shares of LIN Common Stock and (ii) 5,000,000 shares of preferred stock, $0.01 par value, none of which shares of preferred stock are issued and outstanding. At the close of business on July 6, 1998, 539,321,532 shares of LIN Common Stock were issued and outstanding, 30,100,000 shares of LIN Common Stock were reserved for issuance pursuant to options to purchase LIN Common Stock which have been, or will be prior to the Effective Time, granted to directors, officers or employees of LIN or others ("New LIN Stock Options") pursuant to the LIN 1998 Stock Option Plan (the "LIN Stock Option Plan"), 5,594,086 shares of LIN Common Stock were reserved for issuance pursuant to certain additional options to purchase LIN Common Stock that have been granted to directors, officers or employees of LIN or others (the "Substitute LIN Stock Options" and, collectively with the New LIN Stock Options, the "LIN Stock Options"), and no shares of LIN Common Stock were held as treasury shares by LIN or any subsidiary of LIN. At the close of business on July 6, 1998, 14,152,290 Phantom Stock Units ("Phantom Stock Units") were outstanding under LIN's Phantom Stock Plan (the "Phantom Stock Plan"). Except as set forth above, at the close of business on July 6, 1998, no shares of capital stock or other equity securities of LIN were authorized, issued, reserved for issuance or outstanding. All outstanding shares of LIN Common Stock are, and all shares which may be issued pursuant to the LIN Stock Option Plan, or upon the exercise of outstanding LIN Stock Options will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. No bonds, debentures, notes or other indebtedness of LIN or any subsidiary of LIN having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of LIN or any subsidiary of LIN may vote are issued or outstanding. All the outstanding shares of capital stock or other equity interests of each subsidiary of LIN have been validly issued and are fully paid and nonassessable and are owned by LIN, by one or more wholly-owned subsidiaries of LIN or by LIN and one or more such wholly-owned subsidiaries, free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"), except for (i) Liens arising out of the senior credit facility of the LIN Operating Subsidiary, and
(ii) Liens arising out of the guarantee by Equity Holdings B of certain obligations of Station Venture Holdings, LLC to General Electric Capital Corporation (the "GECC Guarantee"). Except as set forth above and except as set forth in that certain Stockholders Agreement, dated as of March 3, 1998 (the "Stockholders Agreement"), among LIN and the holders of LIN Common Stock parties thereto (which provides for preemptive rights and restrictions on transfer), neither LIN nor any subsidiary of LIN has any outstanding option, warrant, subscription or other right, agreement or commitment that either (i) obligates LIN or any subsidiary of LIN to issue, sell or transfer, repurchase, redeem or otherwise acquire or vote any shares of the capital stock of LIN or any LIN Significant Subsidiary or (ii) restricts the transfer of LIN Common Stock. Since the close of business on July 6, 1998 to the date hereof, neither LIN nor any subsidiary of LIN has issued any capital stock or securities or other rights convertible into or exercisable or exchangeable for shares of such capital stock.

(b) LIN owns and has good and marketable title to all of the issued and outstanding shares of capital stock of each of Equity Holdings A and Equity Holdings B, in each case free and clear of all Liens, and LIN has no independent assets, operations or liabilities other than the ownership of the capital stock of Equity Holdings A and Equity Holdings B. Equity Holdings A and Equity Holdings B collectively own and have good and marketable title to all of the outstanding capital stock of LIN Holdings, free and clear of all Liens other than with respect to Equity Holdings B, the GECC Guarantee, and neither Equity Holdings A nor Equity Holdings B has any independent assets, operations or liabilities other than the ownership of the capital stock of LIN Holdings.

2.3 Authority; Noncontravention. LIN has the requisite corporate power and authority to enter into this Agreement and, subject to the approval of its stockholders as set forth in Section 4.2(a) with respect to the approval of this Agreement and the consummation of the Merger (the "LIN Stockholders Approval"), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by LIN and the consummation by LIN of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of LIN, subject, in the case of the Merger, to the LIN Stockholders Approval. This Agreement has been duly executed and delivered by LIN and, assuming this Agreement constitutes the valid and binding agreement of each of the other parties hereto, constitutes a valid and binding obligation of LIN, enforceable against it in accordance with its terms except that the enforcement thereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditor's rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity). Except as disclosed in writing by LIN to Chancellor in a disclosure letter (the "LIN Disclosure Letter") delivered prior to the execution and delivery of the Agreement, the execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions hereof will not, (i) conflict with any of the provisions of the Certificate of Incorporation or Bylaws of LIN or the comparable documents of any LIN Significant Subsidiary, (ii) subject to the governmental filings and other matters referred to in the following sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or require the consent of any person under, any indenture or other agreement, permit, concession, franchise, license or similar instrument or undertaking to which LIN or any of the LIN Significant Subsidiaries is a party or by which LIN or any of the LIN Significant Subsidiaries or any of their assets is bound or affected, (iii) result in an obligation by LIN, the Surviving Corporation, Chancellor, or any of their respective subsidiaries to redeem, repurchase or retire (or offer to redeem, repurchase or retire) any indebtedness of LIN or any of its subsidiaries outstanding as of the date hereof or equity security of LIN or any of its subsidiaries outstanding as of the date hereof, or
(iv) subject to the governmental filings and other matters referred to in the following sentence, contravene any law, rule or regulation of any state or of the United States or any political subdivision thereof or therein, or any order, writ, judgment, injunction, decree, determination or award currently in effect, except, in the cases of the foregoing clauses (ii) through (iv), for conflicts, breaches, defaults or other consequences (collectively, "breaches") that, individually or in the aggregate, could not reasonably be expected to have a LIN Material Adverse Effect or to materially hinder LIN's ability to consummate the transactions contemplated by this Agreement. No consent, approval or authorization of, or declaration or filing with, or notice to, any governmental agency or regulatory authority (a "Governmental Entity") which has not been received or made, is required by or with respect to LIN or any of the LIN Significant Subsidiaries in connection with the execution and delivery of this Agreement by LIN or the consummation by LIN of the transactions contemplated hereby, except for (i) the filing of premerger notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), with respect to the Merger and the termination or earlier expiration of the applicable waiting period thereunder, (ii) such filings with and approvals required by the Federal Communications Commission or any successor entity (the "FCC") under the Communications Act of 1934, as amended, and the rules, regulations and policies of the FCC promulgated thereunder (collectively, the "Communications Act") including those required in connection with the transfer of control of LIN FCC Licenses (as defined in Section 2.9) for the operation of the LIN Licensed Facilities, (iii) the filing of the certificate of merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which LIN is qualified to do business,
(iv) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or the other transactions contemplated by this Agreement, and (v) such filings as may be required in connection with statutory provisions and regulations relating to real property transfer gains taxes and real property transfer taxes.

2.4 LIN SEC Document; Financial Statements. (i) LIN Holdings and the LIN Operating Subsidiary (together with certain subsidiary guarantors thereof) have filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-1 (the "LIN SEC Document"), filed on May 29, 1998, with respect to the registration of certain senior discount notes of LIN Holdings and senior subordinated notes of the LIN Operating Subsidiary; (ii) as of the date of such filing, the LIN SEC Document complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations of the SEC promulgated thereunder applicable to such LIN SEC Document, and such LIN SEC Document as of such date did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (provided, however, it is acknowledged and agreed by Chancellor that the Merger and the transactions contemplated by this Agreement and further developments since the date of such filing with respect to the matters described in Section 5.1(b)(i) were not disclosed or required to be disclosed in the LIN SEC Document on the date of such filing); and (iii) as of their respective dates, the consolidated financial statements of LIN Holdings and its predecessors included in the LIN SEC Document complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X) and fairly present, in all material respects, the consolidated financial position of LIN Holdings and its consolidated subsidiaries (or its predecessors and their respective consolidated subsidiaries) as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (on the basis stated therein and subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments).

2.5 Absence of Certain Changes or Events. Except as disclosed in the LIN SEC Document or the LIN Disclosure Letter, or as otherwise agreed to in writing after the date hereof by Chancellor, or as expressly permitted by this Agreement, since the date of the most recent audited financial statements of LIN Holdings contained in the LIN SEC Document, LIN and its subsidiaries have conducted their business only in the ordinary course, and there has not been (i) any change which could reasonably be expected to have a LIN Material Adverse Effect (including as a result of the consummation of the transactions contemplated by this Agreement), (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of LIN's outstanding capital stock, (iii) any split, combination or reclassification of any of its outstanding capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, (iv) (x) any granting by LIN or any of its subsidiaries to any director, officer or other employee or independent contractor of LIN or any of its subsidiaries of any increase in compensation or acceleration of benefits, except in the ordinary course of business consistent with prior practice or as was required under employment agreements in effect as of the date of the most recent audited financial statements of LIN Holdings contained in the LIN SEC Document, (y) any granting by LIN or any of its subsidiaries to any director, officer or other employee or independent contractor of any increase in, or acceleration of benefits in respect of, severance or termination pay, or pay in connection with any change of control of LIN, except in the ordinary course of business consistent with prior practice or as was required under any employment, severance or termination agreements in effect as of the date of the most recent audited financial statements of LIN Holdings contained in the LIN SEC Document, or (z) any entry by LIN or any of its subsidiaries into any employment, severance, change of control, or termination or similar agreement with any director, executive officer or other employee or independent contractor other than in the ordinary course of business consistent with past practices, or (v) any change in accounting methods, principles or practices by LIN or any of its subsidiaries materially affecting its assets, liability or business, except insofar as may have been required by a change in generally accepted accounting principles.

2.6 No Extraordinary Payments or Change in Benefits. Except as disclosed in the LIN Disclosure Letter, no current or former director, officer, employee or independent contractor of LIN or any of its subsidiaries is entitled to receive any payment under any agreement, arrangement or policy (written or oral) relating to employment, severance, change of control, termination, stock options, stock purchases, compensation, deferred compensation, fringe benefits or other employee benefits currently in effect (collectively, the "LIN Benefit Plans"), nor will any benefit received or to be received by any current or former director, officer, employee or independent contractor of LIN or any of its subsidiaries under any LIN Benefit Plan be accelerated or modified, as a result of or in connection with the execution and delivery of, or the consummation of the transactions contemplated by, this Agreement.

2.7 Voting Requirements. The affirmative vote of a majority of the outstanding shares of LIN Common Stock entitled to vote with respect to the approval of the Merger is the only vote of the holders of any class or series of LIN's capital stock necessary to approve this Agreement and the transactions contemplated by this Agreement.

2.8 State Takeover Statutes. The Board of Directors of LIN has approved the terms of this Agreement and the consummation of the transactions contemplated by this Agreement, and such approval is sufficient to render inapplicable to the Merger and the other transactions contemplated by this Agreement the provisions of Section 203 of the Delaware Code. To LIN's knowledge, no other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated by this Agreement and no provision of the Certificate of Incorporation, Bylaws or other governing instrument of LIN or any of its subsidiaries would, directly or indirectly, restrict or impair the ability of LIN to consummate the transactions contemplated by this Agreement.

2.9 LIN FCC Licenses; Operations of LIN Licensed Facilities. LIN and its subsidiaries have operated the television stations for which LIN and any of its subsidiaries holds licenses from the FCC, in each case which are owned or operated by LIN and its subsidiaries (each a "LIN Licensed Facility" and collectively the "LIN Licensed Facilities"), in material compliance with the terms of the licenses issued by the FCC to LIN and its subsidiaries (the "LIN FCC Licenses") (complete and correct copies of each of which have been made available to Chancellor), and in material compliance with the Communications Act, except where the failure to do so could not, individually or in the aggregate, reasonably be expected to have a LIN Material Adverse Effect. To the knowledge of LIN, each broadcast television station for which LIN or any of its subsidiaries provides programming and advertising services pursuant to a local marketing agreement (each a "LIN LMA Facility" and collectively the "LIN LMA Facilities") has been operated in material compliance with the terms of the licenses issued by the FCC to the owner of such LIN LMA Facility (each an "LMA Facility FCC License" and collectively the "LMA Facility FCC Licenses"). LIN has, and its subsidiaries have, timely filed or made all applications, reports and other disclosures required by the FCC to be made with respect to the LIN Licensed Facilities and have timely paid all FCC regulatory fees with respect thereto, except where the failure to do so could not, individually or in the aggregate, reasonably be expected to have a LIN Material Adverse Effect. LIN and each of its subsidiaries have, and are the authorized legal holders of, all the LIN FCC Licenses necessary or used in the operation of the businesses of the LIN Licensed Facilities as presently operated. To the knowledge of LIN, the third-parties with which LIN or its subsidiaries have entered into local marketing agreements with respect to the LIN LMA Facilities have, and are the authorized legal holders of, the LMA Facility FCC License necessary or used in the operation of the business of the respective LIN LMA Facility to which such local marketing agreement relates. All LIN FCC Licenses and, to the knowledge of LIN, LMA Facility FCC Licenses are validly held and are in full force and effect, unimpaired by any act or omission of LIN, each of its subsidiaries (or, to LIN's knowledge, their respective predecessors) or their respective officers, employees or agents, except where such impairments could not, individually or in the aggregate, reasonably be expected to have a LIN Material Adverse Effect. As of the date hereof, except as set forth in the LIN Disclosure Letter, no application, action or proceeding is pending for the renewal of any LIN FCC License or, to the knowledge of LIN, LMA Facility FCC License as to which any petition to deny has been filed and, to LIN's knowledge, there is not now before the FCC any material investigation, proceeding, notice of violation or order of forfeiture relating to any LIN Licensed Facility or LIN LMA Facility that, if adversely determined, could reasonably be expected to have a LIN Material Adverse Effect, and LIN is not aware of any basis that could reasonably be expected to cause the FCC not to renew any of the LIN FCC Licenses or the LMA Facility FCC Licenses (other than proceedings to amend FCC rules or the Communications Act of general applicability to the television or broadcast industry). There is not now pending and, to LIN's knowledge, there is not threatened, any action by or before the FCC to revoke, suspend, cancel, rescind or modify in any material respect any of the LIN FCC Licenses or, to the knowledge of LIN, any of the LMA Facility FCC Licenses that, if adversely determined, could reasonably be expected to have a LIN Material Adverse Effect (other than proceedings to amend FCC rules or the Communications Act of general applicability to the television or broadcast industry).

2.10 Brokers. Except with respect to Hicks, Muse & Co. Partners, L.P. ("Hicks Muse") and Greenhill & Co., LLC ("Greenhill"), all negotiations relating to this Agreement and the transactions contemplated hereby have been carried out by LIN directly with Chancellor without the intervention of any person on behalf of LIN in such a manner as to give rise to any valid claim by any person against LIN, Chancellor, the Surviving Corporation or any subsidiary of any of them for a finder's fee, brokerage commission, or similar payment. The LIN Disclosure Letter sets forth a written summary of the terms of its agreement relating to the transactions contemplated by this Agreement with Greenhill and Section 6.3(f) of this Agreement sets forth a summary of the terms of its agreement relating to the transactions contemplated by this Agreement with Hicks Muse, and LIN has no other agreements or understandings (written or oral) with respect to such services.

2.11 FCC Qualification. LIN and its subsidiaries are fully qualified under the Communications Act to be the transferors of control of the LIN FCC Licenses. Except as disclosed in the LIN Disclosure Letter, LIN is not aware of any facts or circumstances relating to the FCC qualifications of LIN or any of its subsidiaries that would prevent the FCC's granting the FCC Form 315 Transfer of Control Application to be filed with respect to the Merger.

2.12 Compliance With Applicable Laws. Each of LIN and its subsidiaries has in effect all federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights (collectively, "Permits") necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, other than such Permits the absence of which could not, individually or in the aggregate, reasonably be expected to have a LIN Material Adverse Effect, and there has occurred no default under any such Permit other than such defaults which, individually or in the aggregate, could not reasonably be expected to have a LIN Material Adverse Effect. Except as disclosed in the LIN Disclosure Letter, LIN and its subsidiaries are in compliance with all applicable statutes, laws, ordinances, rules orders and regulations of any Governmental Entity, except for such noncompliance which individually or in the aggregate could not reasonably be expected to have a LIN Material Adverse Effect.

2.13 Absence of Undisclosed Liabilities. Except for (x) liabilities disclosed in the LIN SEC Document, (y) current liabilities incurred by LIN Holdings and its subsidiaries in the ordinary course of business consistent with past practices since the date of the most recent consolidated balance sheet of LIN Holdings set forth in the LIN SEC Document and (z) liabilities contemplated by this Agreement or disclosed in the LIN Disclosure Letter, LIN and its subsidiaries do not have any material indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise) (i) required by GAAP to be reflected on a consolidated balance sheet of LIN and its consolidated subsidiaries or in the notes, exhibits or schedules thereto or (ii) which reasonably could be expected to have a LIN Material Adverse Effect.

2.14 Litigation. Except as disclosed in the LIN SEC Document or the LIN Disclosure Letter, to the date of this Agreement, there is no litigation, administrative action, arbitration or other proceeding pending against LIN or any of its subsidiaries or, to the knowledge of LIN, threatened that, individually or in the aggregate, could reasonably be expected to (i) have a LIN Material Adverse Effect or (ii) prevent, or significantly delay the consummation of the transactions contemplated by this Agreement. Except as set forth in the LIN Disclosure Letter, to the date of this Agreement, there is no judgment, order, injunction or decree of any Governmental Entity outstanding against LIN or any of its subsidiaries that, individually or in the aggregate, could reasonably be expected to have any effect referred to in the foregoing clauses
(i) and (ii) of this Section 2.14.

2.15 Transactions With Affiliates. Other than the transactions contemplated by this Agreement, or except to the extent disclosed in the LIN SEC Document or in the LIN Disclosure Letter, there have been no transactions, agreements, arrangements or understandings between LIN or its subsidiaries, on the one hand, and LIN's affiliates (other than subsidiaries of LIN) or any other person, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

2.16 Labor Matters. Except as set forth in the LIN Disclosure Letter or in the LIN SEC Document, (i) neither LIN nor any of its subsidiaries is a party to any labor or collective bargaining agreement, and no employees of LIN or any of its subsidiaries are represented by any labor organization, (ii) to the knowledge of LIN, there are no material representation or certification proceedings, or petitions seeking a representation proceeding, pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority and (iii) to the knowledge of LIN, there are no material organizing activities involving LIN or any of its subsidiaries with respect to any group of employees of LIN or its subsidiaries.

2.17 Employee Arrangements and Benefit Plans. (a) The LIN Disclosure Letter sets forth a complete and correct list of (i) all LIN Benefit Plans, including all employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and (ii) all written employment, severance, termination, change-in-control, or indemnification agreements (collectively, the "Employment Arrangements"), in each case under which LIN or any of its subsidiaries has any obligation or liability (contingent or otherwise), except for on-air agreements entered into in the ordinary course of business consistent with past practices and any Employment Arrangement which provides for annual compensation (excluding benefits) of $150,000 or less or has an unexpired term of and can be terminated (before, on or after a change in control) in less than one year from the date hereof without additional cost or penalty. Except as set forth in the LIN SEC Document or in the LIN Disclosure Letter and except as could not, individually or in the aggregate, reasonably be expected to have a LIN Material Adverse
Effect: (A) each LIN Benefit Plan has been administered and is in compliance with the terms of such plan and all applicable laws, rules and regulations, (B) no "reportable event" (as such term is used in section 4043 of ERISA) (other than those events for which the 30 day notice has been waived pursuant to the regulations), "prohibited transaction" (as such term is used in section 406 of ERISA or section 4975 of the Code) or "accumulated funding deficiency" (as such term is used in section 412 or 4971 of the Code) has heretofore occurred with respect to any LIN Benefit Plan and (C) each LIN Benefit Plan intended to qualify under Section 401(a) of the Code has received a favorable determination from the United States Internal Revenue Service ("IRS") regarding its qualified status and no notice has been received from the IRS with respect to the revocation of such qualification.

(b) To the date of this Agreement, there is no litigation or administrative or other proceeding involving any LIN Benefit Plan or Employment Arrangement nor has LIN or any of its subsidiaries received written notice that any such proceeding is threatened, in each case where an adverse determination could reasonably be expected to have a LIN Material Adverse Effect. Except as set forth in the LIN Disclosure Letter, neither LIN nor any of its subsidiaries has contributed to any "multiemployer plan" (within the meaning of section 3(37) of ERISA) and neither LIN nor any of its subsidiaries has incurred, nor, to the best of LIN's knowledge, is reasonably likely to incur any withdrawal liability which remains unsatisfied in an amount which could reasonably be expected to have a LIN Material Adverse Effect. The termination of, or withdrawal from, any LIN Benefit Plan or multiemployer plan to which LIN or its subsidiaries contributes, on or prior to the Closing Date, will not subject LIN or any of its subsidiaries to any liability under Title IV of ERISA that could reasonably be expected to have a LIN Material Adverse Effect.

2.18 Tax Matters. Except as set forth in the LIN Disclosure Letter, (A) LIN and each of its subsidiaries have timely filed with the appropriate taxing authorities all material Tax Returns (as defined below) required to be filed through the date hereof and will timely file any such material Tax Returns required to be filed on or prior to the Closing Date (except those under valid extension) and all such Tax Returns are and will be true and correct in all material respects, (B) all Taxes (as defined below) of LIN and each of its subsidiaries shown to be due on the Tax Returns described in (A) above have been or will be timely paid or adequately reserved for in accordance with GAAP (except to the extent that such Taxes are being contested in good faith), (C) no material deficiencies for any Taxes have been proposed, asserted or assessed against LIN or any of its subsidiaries that have not been fully paid or adequately provided for in the appropriate financial statements of LIN and its subsidiaries, and no power of attorney with respect to any Taxes has been executed or filed with any taxing authority and no material issues relating to Taxes have been raised in writing by any governmental authority during any presently pending audit or examination, (D) LIN and its subsidiaries are not now subject to audit by any taxing authority and no waivers of statutes of limitation with respect to the Tax Returns have been given by or requested in writing from LIN or any of its subsidiaries, (E) there are no material liens for Taxes (other than for Taxes not yet due and payable) on any assets of LIN or any of its subsidiaries, (F) neither LIN nor any of its subsidiaries is a party to or bound by (nor will any of them become a party to or bound by) any tax indemnity, tax sharing, tax allocation agreement, or similar agreement, arrangement or practice with respect to Taxes, (G) neither LIN nor any of its subsidiaries has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code, other than the affiliated group of which LIN is the common parent, (H) neither LIN nor any of its subsidiaries has filed a consent pursuant to the collapsible corporation provisions of
Section 341(f) of the Code (or any corresponding provision of state or local law) or agreed to have Section 341(f)(2) of the Code (or any corresponding provisions of state or local law) apply to any disposition of any asset owned by LIN or any of its subsidiaries, as the case may be, (l) neither LIN nor any of its subsidiaries has agreed to make, nor is any required to make, any adjustment under Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method or otherwise, (J) LIN and its subsidiaries have complied in all material respects with all applicable laws, rules and regulations relating to withholding of Taxes and (K) no property owned by LIN or any of its subsidiaries (i) is property required to be treated as being owned by another person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986; (ii) constitutes "tax exempt use property" within the meaning of Section 168(h)(l) of the Code; or (iii) is tax exempt bond financed property within the meaning of Section 168(g) of the Code.

As used in this Agreement, "Tax Return" shall mean any return, report, claim for refund, estimate, information return or statement or other similar document relating to or required to be filed with any governmental authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof. As used in this Agreement, "Taxes" shall mean taxes of any kind, including but not limited to those measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any governmental authority, domestic or foreign.

2.19 Intellectual Property. Except as set forth in the LIN Disclosure Letter and except to the extent that the inaccuracy of any of the following (or the circumstances giving rise to such inaccuracy), individually or in the aggregate, could not reasonably be expected to have a LIN Material Adverse Effect: (a) LIN and each of its subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property (as defined below) used in or necessary for the conduct of its business as currently conducted; (b) the use of any Intellectual Property by LIN and its subsidiaries does not infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which LIN or any subsidiary acquired the right to use any Intellectual Property; (c) to the knowledge of LIN, no person is challenging, infringing on or otherwise violating any right of LIN or any of its subsidiaries with respect to any Intellectual Property owned by and/or licensed to LIN or its subsidiaries; and (d) neither LIN nor any of its subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by LIN and its subsidiaries and to its knowledge no Intellectual Property owned and/or licensed by LIN or its subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property.

For purposes of this Agreement, "Intellectual Property" shall mean trademarks, service marks, brand names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; any similar intellectual property or proprietary rights; and any claims or causes of action arising out of or relating to any infringement or misappropriation of any of the foregoing.

2.20 Environmental Matters. Except as disclosed in the LIN SEC Document or in the LIN Disclosure Letter and except as could not reasonably be expected to have a LIN Material Adverse Effect: (i) the operations of LIN and its subsidiaries have been and are in compliance with all Environmental Laws (as defined below) and with all Permits required by Environmental Laws, (ii) to the date of this Agreement, there are no pending or, to the knowledge of LIN, threatened, actions, suits, claims, investigations or other proceedings (collectively, "Actions") under or pursuant to Environmental Laws against LIN or its subsidiaries or involving any real property currently or, to the knowledge of LIN, formerly owned, operated or leased by LIN or its subsidiaries, (iii) LIN and its subsidiaries are not subject to any Environmental Liabilities (as defined below), and, to the knowledge of LIN, no facts, circumstances or conditions relating to, arising from, associated with or attributable to any real property currently or, to the knowledge of LIN, formerly owned, operated or leased by LIN or its subsidiaries or operations thereon that could reasonably be expected to result in Environmental Liabilities, (iv) all real property owned and to the knowledge of LIN all real property operated or leased by LIN or its subsidiaries is free of contamination from Hazardous Material (as defined below) and (v) there is not now, nor, to the knowledge of LIN, has there been in the past, on, in or under any real property owned, leased or operated by LIN or any of its predecessors (a) any underground storage tanks, above-ground storage tanks, dikes or impoundments containing Hazardous Materials, (b) any asbestos-containing materials, (c) any polychlorinated biphenyls, or (d) any radioactive substances.

As used in this Agreement, "Environmental Laws" means any and all federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decisions, injunctions, orders, decrees, requirements of any Governmental Entity, any and all common law requirements, rules and bases of liability regulating, relating to or imposing liability or standards of conduct concerning pollution, Hazardous Materials or protection of human health or the environment, as currently in effect and includes, but is not limited to, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. sec. 9601 et seq., the Hazardous Materials Transportation Act 49 U.S.C. sec. 1801 et seq., the Resource Conservation and Recovery Act ("RCRA"), 42 U.S.C. sec. 6901 et seq., the Clean Water Act, 33 U.S.C. sec. 1251 et seq., the Clean Air Act, 33 U.S.C. sec. 2601 et seq., the Toxic Substances Control Act, 15 U.S.C. sec. 2601 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C., sec. 136 et seq., and the Oil Pollution Act of 1990, 33 U.S.C. sec. 2701 et seq., as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state or local statutes. As used in this Agreement, "Environmental Liabilities" with respect to any person means any and all liabilities of or relating to such person or any of its subsidiaries (including any entity which is, in whole or in part, a predecessor of such person or any of such subsidiaries), whether vested or unvested, contingent or fixed, actual or potential, known or unknown, which (i) arise under or relate to matters covered by Environmental Laws and (ii) relate to actions occurring or conditions existing on or prior to the Closing Date. As used in this Agreement, "Hazardous Materials" means any hazardous or toxic substances, materials or wastes, defined, listed, classified or regulated as such in or under any Environmental Laws which includes, but is not limited to, petroleum, petroleum products, friable asbestos, urea formaldehyde and polychlorinated biphenyls.

2.21 Material Agreements. (a) Except as disclosed in the LIN Disclosure Letter, from and after the date of filing of the LIN SEC Document, to the date of this Agreement, neither LIN nor any of its subsidiaries has entered into any contract, agreement or other document or instrument (other than this Agreement) that would be required to be filed with the SEC or any material amendment, modification or waiver under any contract, agreement or other document or instrument (other than any such amendments, modifications or waivers entered into following the date of this Agreement in connection with the transactions contemplated hereby) that was previously filed with the SEC or would be required to be so filed.

(b) Except as filed as an exhibit to the LIN SEC Document or as set forth in the LIN Disclosure Letter, to the date of this Agreement, neither LIN nor any of its subsidiaries is a party to or has entered into or made any material amendment or modification to or granted any material waiver under the following (collectively, the "Material Agreements"): (A) any network affiliation agreement for any LIN Licensed Facility or LIN LMA

Facility (a "Network Affiliation Agreement"), (B) any material sports broadcasting agreement (a "Sports Agreement"), (C) any main transmitter site or main studio lease for any LIN Licensed Facility or LIN LMA Facility, (D) any agreement pursuant to which LIN agrees to provide programming to a LIN LMA Facility, or pursuant to which LIN has either a contingent programming obligation or the right to purchase the assets of a LIN LMA Facility or any shares of capital stock of any corporation holding any assets relating to a LIN LMA Facility (an "LMA Agreement"), or (E) any partnership or joint venture agreement obligating LIN to contribute cash in excess of $200,000 per year.

(c) Each of the Material Agreements is valid and enforceable against LIN in accordance with its terms, and there is no default under any Material Agreements either by LIN or any of its subsidiaries which is a party to such Material Agreements or, to the knowledge of LIN, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by LIN or, to the knowledge of LIN, any other party thereto, in any such case in which such default or event could reasonably be expected to have a LIN Material Adverse Effect. In addition, neither LIN nor any subsidiary of LIN is in material breach of any Network Affiliation Agreement, Sports Agreement or LMA Agreement (including any breach which would give rise to a right to terminate any such agreement). To the date of this Agreement, neither LIN nor any subsidiary of LIN has received any written notice (or to the knowledge of LIN any other notice) of default or termination under any Material Agreement, and to the knowledge of LIN, there exists no basis for any assertion of a right of default or termination under such agreements. To the date of this Agreement, neither LIN nor any subsidiary of LIN has received any written notice (or to the knowledge of LIN any other notice) of the exercise of a put option or other right pursuant to which LIN or any of its subsidiaries would be obligated to purchase capital stock or assets relating to any LIN LMA Facility.

2.22 Tangible Property. All of the assets of LIN and its Significant Subsidiaries are in good operating condition, reasonable wear and tear excepted, and usable in the ordinary course of business, except where the failure to be in such condition or so usable could not, individually or in the aggregate, reasonably be expected to have a LIN Material Adverse Effect.

2.23 NBC Station Venture. To the knowledge of LIN, except as disclosed in the LIN SEC Document, since the date of the most recent financial statements of LIN Holdings contained in the LIN SEC Document, there has been no material adverse change in the business, properties, results of operations, or condition (financial or otherwise) of Station Venture Holdings, LLC (a minority equity investment of one of LIN's subsidiaries) and its subsidiaries, taken as a whole, that could reasonably be expected to have a LIN Material Adverse Effect.

2.24 No Other Representations and Warranties. Except for the representations and warranties made by LIN as expressly set forth in this Agreement or in any certificate or document delivered pursuant this Agreement, neither LIN nor any of its affiliates has made and shall not be construed as having made to Chancellor or to any affiliate thereof any representation or warranty of any kind.

                                  ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF CHANCELLOR

Chancellor represents and warrants to LIN as follows:

3.1 Organization, Standing and Corporate Power. Each of Chancellor and the Chancellor Significant Subsidiaries (as defined below) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Each of Chancellor and the Chancellor Significant Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified could not reasonably be expected to have a material adverse effect on the business, properties, results of operations, or condition (financial or otherwise) of Chancellor and its subsidiaries, considered as a whole (other than as a result of changes in general economic conditions or in economic conditions generally affecting the radio broadcasting industry) (a "Chancellor Material Adverse Effect"). Chancellor has delivered to LIN complete and correct copies of its Certificate of Incorporation and Bylaws, as amended to the date of this Agreement. For purposes of this Agreement, a "Chancellor Significant Subsidiary" means any subsidiary of Chancellor that would constitute a "significant subsidiary" within the meaning of Rule 1-02 of Regulation S-X of the SEC.

3.2  Capital Structure. The authorized capital stock of Chancellor consists of
(i) 75,000,000 shares of Chancellor Class A Common Stock, none of which are issued and outstanding, (ii) 200,000,000 shares of Chancellor Common Stock and
(iii) 50,000,000 shares of preferred stock, $0.01 par value, of which (x) 2,200,000 shares have been designated as 7% Convertible Preferred Stock and (y) 6,000,000 shares have been designated as $3.00 Convertible Exchangeable Preferred Stock. At the close of business on July 6, 1998: (i) 142,288,959 shares of Chancellor Common Stock were issued and outstanding, 14,160,810 shares of Chancellor Common Stock were reserved for issuance pursuant to outstanding options or warrants to purchase Chancellor Common Stock which have been granted to directors, officers or employees of Chancellor or others ("Chancellor Stock Options"), 18,059,088 shares of Chancellor Common Stock were reserved for issuance upon the conversion of the Chancellor Convertible Preferred Stock, and no shares of Chancellor Common Stock were held as treasury shares by Chancellor or any subsidiary of Chancellor; (ii) 2,200,000 shares of Chancellor 7% Convertible Preferred Stock were issued and outstanding; (iii) 6,000,000 shares of Chancellor $3.00 Convertible Preferred Stock were issued and outstanding; and
(iv) no shares of Chancellor Convertible Preferred Stock were held as treasury shares by Chancellor or any subsidiary of Chancellor. Except as set forth above, at the close of business on July 6, 1998, no shares of capital stock or other equity securities of Chancellor were authorized, issued, reserved for issuance or outstanding. All outstanding shares of capital stock of Chancellor are, and all shares which may be issued pursuant to Chancellor's stock option plans, as amended to the date hereof (the "Chancellor Stock Option Plans"), or upon the exercise of outstanding Chancellor Stock Options or upon the conversion of outstanding shares of Chancellor Convertible Preferred Stock will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. No bonds, debentures, notes or other indebtedness of Chancellor or any subsidiary of Chancellor having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of Chancellor or any subsidiary of Chancellor may vote are issued or outstanding. All the outstanding shares of capital stock of each subsidiary of Chancellor have been validly issued and are fully paid and nonassessable and (except for the shares of 12 1/4% Series A Senior Cumulative Exchangeable Preferred Stock, $0.01 par value, of Chancellor Media Corporation of Los Angeles, a Delaware corporation (the "Chancellor Operating Subsidiary")), are owned by Chancellor, by one or more wholly-owned subsidiaries of Chancellor or by Chancellor and one or more such wholly-owned subsidiaries, free and clear of all Liens, except for Liens arising out of the senior credit facility of Chancellor Operating Subsidiary and those that, individually or in the aggregate, could not reasonably be expected to have a Chancellor Material Adverse Effect. Except as set forth above and in the Chancellor Stockholders Agreement (as defined in Section 6.2(d)) (which restricts the transfer of shares of Chancellor Common Stock by the parties to the Chancellor Stockholders Agreement in certain circumstances), and except for certain provisions of the Certificate of Incorporation of Chancellor relating to "alien ownership" of the Chancellor Common Stock, neither Chancellor nor any subsidiary of Chancellor has any outstanding option, warrant, subscription or other right, agreement or commitment that either (i) obligates Chancellor or any subsidiary of Chancellor to issue, sell or transfer, repurchase, redeem or otherwise acquire or vote any shares of the capital stock of Chancellor or any Chancellor Significant Subsidiary or (ii) restricts the transfer of Chancellor Common Stock. Since the close of business on July 6, 1998 to the date hereof, neither Chancellor nor any subsidiary of Chancellor has issued any capital stock or securities or other rights convertible into or exercisable or exchangeable for shares of such capital stock, other than shares of Chancellor Common Stock issued upon the exercise of Chancellor Stock Options outstanding on July 6, 1998 or upon the conversion of shares of Chancellor Convertible Preferred Stock outstanding on July 6, 1998.

3.3 Authority; Noncontravention. Chancellor has the requisite corporate power and authority to enter into this Agreement and, subject to the approval of its stockholders as set forth in Section 4.2(b) with respect to the approval of this Agreement and the consummation of the Merger and the issuance of shares of Chancellor Common Stock therein (the "Chancellor Stockholders Approval"), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Chancellor and the consummation by Chancellor of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Chancellor, subject, in the case of the Merger and the issuance of shares of Chancellor Common Stock therein, the Chancellor Stockholders Approval. This Agreement has been duly executed and delivered by Chancellor and, assuming this Agreement constitutes the valid and binding agreement of each of the other parties hereto, constitutes a valid and binding obligation of Chancellor, enforceable against it in accordance with its terms except that the enforcement thereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditor's rights generally and (b) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity). The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions hereof will not, (i) conflict with any of the provisions of the Certificate of Incorporation or Bylaws of Chancellor or the comparable documents of any subsidiary of Chancellor, (ii) subject to the governmental filings and other matters referred to in the following sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or require the consent of any person under, any indenture or other agreement, permit, concession, franchise, license or similar instrument or undertaking to which Chancellor or any of its subsidiaries is a party or by which Chancellor or any of its subsidiaries or any of their assets is bound or affected, (iii) result in an obligation by Chancellor or any of its subsidiaries to redeem, repurchase or retire (or offer to redeem, repurchase or retire) any indebtedness of Chancellor or any of its subsidiaries outstanding as of the date hereof or equity security of Chancellor or any of its subsidiaries outstanding as of the date hereof, or (iv) subject to the governmental filings and other matters referred to in the following sentence, contravene any law, rule or regulation of any state or of the United States or any political subdivision thereof or therein, or any order, writ, judgment, injunction, decree, determination or award currently in effect, except, in the cases of the foregoing clauses (ii) through (iv), for breaches that, individually or in the aggregate, could not reasonably be expected to have a Chancellor Material Adverse Effect or to materially hinder Chancellor's ability to consummate the transactions contemplated by this Agreement. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made, is required by or with respect to Chancellor or any of its subsidiaries in connection with the execution and delivery of this Agreement by Chancellor or the consummation by Chancellor of the transactions contemplated hereby, except for (i) the filing of premerger notification and report forms under the HSR Act with respect to the Merger and the termination or earlier expiration of the applicable waiting period thereunder, (ii) such filings with and approvals required by the FCC under the Communications Act, including those required in connection with the acquisition of control of the LIN FCC Licenses for the operation of the LIN Licensed Facilities, (iii) the filing of a registration statement under the Securities Act with respect to the issuance of shares of Chancellor Common Stock in the Merger, (iv) a proxy statement to be filed with the SEC by Chancellor relating to the Chancellor Stockholders Approval (such proxy statement, as amended or supplemented from time to time, the "Proxy Statement/ Prospectus"), (v) any filing required by the Nasdaq Stock Market with respect to the issuance of shares of Chancellor Common Stock in the Merger and upon exercise of Assumed Stock Options (as defined in Section 5.2(a)), (vi) the filing of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (vii) such filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or the other transactions contemplated by this Agreement, and (viii) such filings as may be required in connection with statutory provisions and regulations relating to real property transfer gains taxes and real property transfer taxes.

3.4 Chancellor SEC Documents. (i) Chancellor and its predecessors have filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1995 (such reports, schedules, forms, statements and other documents and any other documents filed with the SEC and publicly available prior to the date of this Agreement are hereinafter referred to as the "Chancellor SEC Documents"); (ii) as of their respective dates, the Chancellor SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Chancellor SEC Documents, and none of the Chancellor SEC Documents as of such dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and (iii) as of their respective dates, the consolidated financial statements of Chancellor and its predecessors included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X) and fairly present, in all material respects, the consolidated financial position of Chancellor and its consolidated subsidiaries (or its predecessors and their respective consolidated subsidiaries) as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (on the basis stated therein and subject, in the case of unaudited quarterly statements, to normal year-end audit adjustments).

3.5 Absence of Certain Changes or Events. Except as disclosed in the Chancellor SEC Documents or except as disclosed in writing by Chancellor to LIN in a disclosure letter (the "Chancellor Disclosure Letter") prior to the execution and delivery of the Agreement, or as otherwise agreed to in writing after the date hereof by LIN, or as expressly permitted by this Agreement, since the date of the most recent audited financial statements included in the Chancellor SEC Documents, Chancellor and its subsidiaries have conducted their business only in the ordinary course, and there has not been (i) any change which could reasonably be expected to have a Chancellor Material Adverse Effect (including as a result of the consummation of the transactions contemplated by this Agreement), (ii) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Chancellor's currently outstanding capital stock (other than the payment of regular cash dividends on the Chancellor 7% Convertible Preferred Stock and Chancellor $3.00 Convertible Preferred Stock, and other than the payment of dividends (including accrued dividends) on the 12% Exchangeable Preferred Stock, $0.01 par value, and 12 1/4% Series A Senior Cumulative Exchangeable Preferred Stock, $0.01 par value, of Chancellor Operating Subsidiary, in each case in accordance with usual record and payment dates (other than accrued and unpaid dividends paid on the 12% Exchangeable Preferred Stock)), (iii) any split, combination or reclassification of any of its outstanding capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock,
(iv) (x) any granting by Chancellor or any of its subsidiaries to any director, officer or other employee or independent contractor of Chancellor or any of its subsidiaries of any increase in compensation or acceleration of benefits, except in the ordinary course of business consistent with prior practice or as was required under employment agreements in effect as of the date of the most recent audited financial statements included in the Chancellor SEC Documents, (y) any granting by Chancellor or any of its subsidiaries to any director, officer or other employee or independent contractor of any increase in, or acceleration of benefits in respect of, severance or termination pay, or pay in connection with any change of control of Chancellor, except in the ordinary course of business consistent with prior practice or as was required under any employment, severance or termination agreements in effect as of the date of the most recent audited financial statements included in the Chancellor SEC Documents or (z) any entry by Chancellor or any of its subsidiaries into any employment, severance, change of control, or termination or similar agreement with any director, executive officer or other employee or independent contractor other than in the ordinary course of business consistent with past practices, or (v) any change in accounting methods, principles or practices by Chancellor or any of its subsidiaries materially affecting its assets, liability or business, except insofar as may have been required by a change in generally accepted accounting principles.

3.6 No Extraordinary Payments or Change in Benefits. Except as disclosed in the Chancellor Disclosure Letter, no current or former director, officer, employee or independent contractor of Chancellor or any of its subsidiaries is entitled to receive any payment under any agreement, arrangement or policy (written or oral) relating to employment, severance, change of control, termination, stock options, stock purchases, compensation, deferred compensation, fringe benefits or other employee benefits currently in effect (collectively, the "Chancellor Benefit Plans"), nor will any benefit received or to be received by any current or former director, officer, employee or independent contractor of Chancellor or any of its subsidiaries under any Chancellor Benefit Plan be accelerated or modified, as a result of or in connection with the execution and delivery of, or the consummation of the transactions contemplated by, this Agreement.

3.7 Brokers. Except with respect to Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Wasserstein Perella & Co. ("Wasserstein"), all negotiations relating to this Agreement and the transactions contemplated hereby have been carried out by Chancellor directly with LIN without the intervention of any person on behalf of Chancellor in such a manner as to give rise to any valid claim by any person against Chancellor, LIN, the Surviving Corporation or any subsidiary of any of them for a finder's fee, brokerage commission, or similar payment. The Chancellor Disclosure Letter sets forth a written summary of the terms of its agreements relating to the transactions contemplated by this Agreement with Morgan Stanley and Wasserstein, and Chancellor has no other agreements or understandings (written or oral) with respect to such services.

3.8 Opinion of Financial Advisor. Chancellor has received the opinion of Wasserstein, dated the date hereof, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to Chancellor and the holders of Chancellor Common Stock.

3.9 Absence of Undisclosed Liabilities. Except as disclosed in the Chancellor SEC Documents and except for liabilities contemplated by this Agreement or disclosed in the Chancellor Disclosure Letter, Chancellor and its subsidiaries do not have any material indebtedness, obligations or liabilities of any kind (whether accrued, absolute, contingent or otherwise) (i) required by GAAP to be reflected on a consolidated balance sheet of Chancellor and its consolidated subsidiaries or in the notes, exhibits or schedules thereto or (ii) which reasonably could be expected to have a Chancellor Material Adverse Effect.

3.10 Litigation. Except as disclosed in the Chancellor SEC Documents, to the date of this Agreement, there is no litigation, administrative action, arbitration or other proceeding pending against Chancellor or any of its subsidiaries or, to the knowledge of Chancellor, threatened that, individually or in the aggregate, could reasonably be expected to (i) have a Chancellor Material Adverse Effect or (ii) prevent, or significantly delay the consummation of the transactions contemplated by this Agreement. Except as set forth in the Chancellor SEC Documents, to the date of this Agreement, there is no judgment, order, injunction or decree of any Governmental Entity outstanding against Chancellor or any of its subsidiaries that, individually or in the aggregate, could reasonably be expected to have any effect referred to in the foregoing clauses (i) and (ii) of this Section 3.10.

3.11 Transactions with Affiliates. Other than the transactions contemplated by this Agreement or except to the extent disclosed in the Chancellor SEC Documents or in the Chancellor Disclosure Letter, there have been no transactions, agreements, arrangements or understandings between Chancellor or its subsidiaries, on the one hand, and Chancellor's affiliates (other than subsidiaries of Chancellor) or any other person, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.12 Chancellor Common Stock. The shares of Chancellor Common Stock to be issued in the Merger will be, upon delivery against receipt of the shares of LIN Common Stock for which such shares will be issued in accordance with Section 1.8 of this Agreement, duly authorized, validly issued, fully paid and nonassessable. The shares of Chancellor Common Stock to be issued upon exercise of the Assumed Stock Options (as defined in Section 5.2(a)) will be, upon delivery of the exercise price therefor in accordance with the terms of the LIN Stock Option Plan and agreements pursuant to which such Assumed Stock Options were issued, duly authorized, validly issued, fully paid and nonassessable.

3.13 Voting Requirements. The affirmative vote of a majority of the outstanding shares of Chancellor Common Stock entitled to vote with respect to the approval of the Merger and the issuance of shares of Chancellor Common Stock therein is the only vote of the holders of any class or series of Chancellor's capital stock necessary to approve this Agreement and the transactions contemplated by this Agreement.

3.14 FCC Qualification. Chancellor and its subsidiaries are fully qualified under the Communications Act to be the transferees of control of the LIN FCC Licenses. Except as disclosed in the Chancellor Disclosure Letter, Chancellor is not aware of any facts or circumstances relating to the FCC qualifications of Chancellor or any of its subsidiaries that would prevent the FCC's granting the FCC Form 315 Transfer of Control Application to be filed with respect to the Merger.

3.15 Employee Arrangements and Benefit Plans. (a) Except as set forth in the Chancellor SEC Documents or in the Chancellor Disclosure Letter and except as could not, individually or in the aggregate, reasonably be expected to have a Chancellor Material Adverse Effect: (A) each Chancellor Benefit Plan has been administered and is in compliance with the terms of such plan and all applicable laws, rules and regulations, (B) no "reportable event" (as such term is used in section 4043 of ERISA) (other than those events for which the 30 day notice has been waived pursuant to the regulations), "prohibited transaction" (as such term is used in section 406 of ERISA or section 4975 of the Code) or "accumulated funding deficiency" (as such term is used in section 412 or 4971 of the Code) has heretofore occurred with respect to any Chancellor Benefit Plan and (C) each Chancellor Benefit Plan intended to qualify under Section 401(a) of the Code has received a favorable determination from the IRS regarding its qualified status and no notice has been received from the IRS with respect to the revocation of such qualification.

(b) To the date of this Agreement, there is no litigation or administrative or other proceeding involving any Chancellor Benefit Plan nor has Chancellor or its subsidiaries received written notice that any such proceeding is threatened, in each case where an adverse determination could reasonably be expected to have a Chancellor Material Adverse Effect. Neither Chancellor nor any of its subsidiaries has incurred, nor, to the best of Chancellor's knowledge, is reasonably likely to incur any withdrawal liability with respect to any "multiemployer plan" (within the meaning of section 3(37) of ERISA) which remains unsatisfied in an amount which could reasonably be expected to have a Chancellor Material Adverse Effect. The termination of, or withdrawal from, any Chancellor Benefit Plan or multiemployer plan to which Chancellor or its subsidiaries contributes, on or prior to the Closing Date, will not subject Chancellor or any of its subsidiaries to any liability under Title IV of ERISA that could reasonably be expected to have a Chancellor Material Adverse Effect.

3.16 Tax Matters. Except as set forth in the Chancellor Disclosure Letter, (A) Chancellor and each of its subsidiaries have timely filed with the appropriate taxing authorities all material Tax Returns required to be filed through the date hereof and will timely file any such material Tax Returns required to be filed on or prior to the Closing Date (except those under valid extension) and all such Tax Returns are and will be true and correct in all material respects,
(B) all Taxes of Chancellor and each of its subsidiaries shown to be due on the Tax Returns described in (A) above have been or will be timely paid or adequately reserved for in accordance with GAAP (except to the extent that such Taxes are being contested in good faith), (C) no material deficiencies for any Taxes have been proposed, asserted or assessed against Chancellor or any of its subsidiaries that have not been fully paid or adequately provided for in the appropriate financial statements of Chancellor and its subsidiaries, and no power of attorney with respect to any Taxes has been executed or filed with any taxing authority and no material issues relating to Taxes have been raised in writing by any governmental authority during any presently pending audit or examination, (D) Chancellor and its subsidiaries are not now subject to audit by any taxing authority and no waivers of statutes of limitation with respect to the Tax Returns have been given by or requested in writing from Chancellor or any of its subsidiaries, (E) there are no material liens for Taxes (other than for Taxes not yet due and payable) on any assets of Chancellor or any of its subsidiaries, (F) neither Chancellor nor any of its subsidiaries is a party to or bound by (nor will any of them become a party to or bound by) any tax indemnity, tax sharing, tax allocation agreement, or similar agreement, arrangement or practice with respect to Taxes, (G) neither Chancellor nor any of its subsidiaries has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code, other than the affiliated group of which Chancellor is the common parent, (H) neither Chancellor nor any of its subsidiaries has filed a consent pursuant to the collapsible corporation provisions of Section 341(f) of the Code (or any corresponding provision of state or local law) or agreed to have Section 341(f)(2) of the Code (or any corresponding provisions of state or local law) apply to any disposition of any asset owned by Chancellor or any of its subsidiaries, as the case may be, (I) neither Chancellor nor any of its subsidiaries has agreed to make, nor is any required to make, any adjustment under Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method or otherwise, (J) Chancellor and its subsidiaries have complied in all material respects with all applicable laws, rules and regulations relating to withholding of Taxes and (K) no property owned by Chancellor or any of its subsidiaries (i) is property required to be treated as being owned by another person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986; (ii) constitutes "tax exempt use property" within the meaning of

Section 168(h)(l) of the Code; or (iii) is tax exempt bond financed property within the meaning of Section 168(g) of the Code.

3.17 Intellectual Property. Except as set forth in the Chancellor Disclosure Letter and except to the extent that the inaccuracy of any of the following (or the circumstances giving rise to such inaccuracy), individually or in the aggregate, could not reasonably be expected to have a Chancellor Material Adverse Effect: (a) Chancellor and each of its subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (b) the use of any Intellectual Property by Chancellor and its subsidiaries does not infringe on or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Chancellor or any subsidiary acquired the right to use any Intellectual Property; and (c) to the knowledge of Chancellor, no person is challenging, infringing on or otherwise violating any right of Chancellor or any of its subsidiaries with respect to any Intellectual Property owned by and/or licensed to Chancellor or its subsidiaries; and (d) neither Chancellor nor any of its subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by Chancellor and its subsidiaries and to its knowledge no Intellectual Property owned and/or licensed by Chancellor or its subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property.

3.18 Environmental Matters. Except as disclosed in the Chancellor SEC Documents or in the Chancellor Disclosure Letter and except as could not reasonably be expected to have a Chancellor Material Adverse Effect (i) the operations of Chancellor and its subsidiaries have been and are in compliance with all Environmental Laws and with all Permits required by Environmental Laws, (ii) to the date of this Agreement, there are no pending or, to the knowledge of Chancellor, threatened, Actions under or pursuant to Environmental Laws against Chancellor or its subsidiaries or involving any real property currently or, to the knowledge of Chancellor, formerly owned, operated or leased by Chancellor or its subsidiaries, (iii) Chancellor and its subsidiaries are not subject to any Environmental Liabilities, and, to the knowledge of Chancellor, no facts, circumstances or conditions relating to, arising from, associated with or attributable to any real property currently or, to the knowledge of Chancellor, formerly owned, operated or leased by Chancellor or its subsidiaries or operations thereon that could reasonably be expected to result in Environmental Liabilities, (iv) all real property owned and to the knowledge of Chancellor all real property operated or leased by Chancellor or its subsidiaries is free of contamination from Hazardous Material and (v) there is not now, nor, to the knowledge of Chancellor, has there been in the past, on, in or under any real property owned, leased or operated by Chancellor or any of its predecessors (a) any underground storage tanks, above-ground storage tanks, dikes or impoundments containing Hazardous Materials, (b) any asbestos-containing materials, (c) any polychlorinated biphenyls, or (d) any radioactive substances.

3.19 No Other Representations and Warranties. Except for the representations and warranties made by Chancellor as expressly set forth in this Agreement or in any certificate or document delivered pursuant this Agreement, neither Chancellor nor any of its affiliates has made and shall not be construed as having made to LIN or to any affiliate thereof any representation or warranty of any kind.

                                   ARTICLE IV

                             ADDITIONAL AGREEMENTS

4.1  Preparation of Form S-4 and Proxy Statement/Prospectus; Information
     Supplied.

(a) As soon as practicable following the date of this Agreement, Chancellor shall prepare and file with the SEC (i) a preliminary Proxy Statement/Prospectus and (ii) a Registration Statement on Form S-4 (the "Form S-4") with respect to the registration of the issuance of shares of Chancellor Common Stock in the Merger, of which the Proxy Statement/Prospectus will form a part. Chancellor shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Chancellor shall use its best efforts to cause the Proxy Statement/ Prospectus to be mailed to Chancellor's stockholders and LIN's stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Chancellor shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or take any action that would subject it to the service of process in suits, other than as to matters and transactions relating to the Form S-4, in any jurisdiction where it is not so subject) required to be taken under any applicable state securities laws in connection with the issuance of the Chancellor Common Stock in the Merger and LIN shall furnish all information concerning itself and the holders of shares of LIN Common Stock as may be reasonably requested in connection with any such action.

(b) LIN agrees and represents and warrants that the information supplied or to be supplied by it specifically for inclusion or incorporation by reference in the (i) Form S-4 will not, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement/Prospectus will not, at the date it is first mailed to Chancellor's stockholders or at the time of the Chancellor Stockholders Meeting (as defined in Section 4.2), contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter thereof which has become false or misleading.

(c) Chancellor agrees and represents and warrants that the information supplied or to be supplied by it specifically for inclusion or incorporation by reference in (i) the Form S-4 will not, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Proxy Statement/Prospectus will not, at the date it is first mailed to Chancellor's stockholders or at the time of the Chancellor Stockholders Meeting, contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter thereof which has become false or misleading. Chancellor agrees that the Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder and Chancellor agrees that the Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, except in each case with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus supplied by LIN specifically for inclusion or incorporation by reference therein as to which Chancellor assumes no responsibility.

4.2 Stockholder Approval. (a) LIN agrees that it will take all action necessary in accordance with applicable law and its Certificate of Incorporation and Bylaws to convene a meeting of its common stockholders or obtain the written consent of its common stockholders for the approval of this Agreement and the Merger. LIN will use its best efforts to obtain the LIN Stockholders Approval as soon as practicable after the date hereof. Without limiting the generality of the foregoing, LIN agrees that its obligations pursuant to the first two sentences of this Section 4.2(a) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to Chancellor of any Acquisition Proposal (as defined in Section 4.5(a) below) or (ii) the withdrawal or modification by the Board of Directors of LIN of its approval or recommendation of this Agreement or the Merger. The Board of Directors of LIN shall recommend to its stockholders that they vote in favor of the adoption of this Agreement and the Merger.

(b) Chancellor agrees that it will take all action necessary in accordance with applicable law and its Certificate of Incorporation and Bylaws to convene a meeting of its stockholders (the "Chancellor Stockholders Meeting") to submit this Agreement, together with the affirmative recommendation of Chancellor's Board of Directors, to the Chancellor's stockholders so that they may consider and vote upon the approval of this Agreement, the Merger and the issuance of shares of Chancellor Common Stock therein. Chancellor will use its best efforts to hold the Chancellor Stockholders Meeting as soon as practicable after the date hereof and to obtain the favorable votes of its stockholders. The Board of Directors of Chancellor shall recommend to its stockholders that they vote in favor of the adoption of this Agreement and the Merger.

4.3 Access to Information; Confidentiality. Upon reasonable notice, each of Chancellor and LIN shall, and shall cause each of its respective subsidiaries to, afford to the other parties hereto and to their respective officers, employees, counsel, financial advisors and other representatives reasonable access during normal business hours during the period prior to the Effective Time to all its properties, books, contracts, commitments, personnel and records and, during such period, each of Chancellor and LIN shall, and shall cause each of its respective subsidiaries to, furnish as promptly as practicable to the other parties hereto such information concerning its business, properties, financial condition, operations and personnel as such parties may from time to time reasonably request. Except as required by law or the rules of regulations of the Nasdaq Stock Market or any national stock exchange, each of Chancellor and LIN agree that, until the earlier of (i) two years from the date of this Agreement and (ii) the Effective Time, each of Chancellor and LIN and their respective subsidiaries will not, and will cause its respective directors, officers, partners, employees, agents, accountants, counsel, financial advisors and other representatives and affiliates (collectively, "Representatives") not to, disclose any nonpublic information obtained from Chancellor or LIN, as the case may be, to any other person, in whole or in part, other than to its Representatives in connection with an evaluation of the transactions contemplated by this Agreement, and each of Chancellor and LIN and their respective subsidiaries will not, and will cause its respective Representatives not to, use any of such nonpublic information to directly or indirectly divert or attempt to divert any business, customer or employee of the other.

4.4 Public Announcements. Chancellor and LIN agree that each of them will consult with each of the others before issuing, and will provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to rules of any national securities exchange or The Nasdaq Stock Market (to the extent applicable to them).

4.5 Acquisition Proposals. (a) From and after the date hereof, without the prior written consent of Chancellor, LIN shall not, and shall not authorize or permit any of its subsidiaries to, and shall direct and use its best efforts to cause its and its subsidiaries' Representatives not to, (i) directly or indirectly, solicit, initiate or encourage (including by way of furnishing information or assistance) or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to an Acquisition Proposal (as defined below) or (ii) enter into or participate in any discussions or negotiations regarding any Acquisition Proposal. LIN shall immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any persons conducted heretofore by it or its Representatives with respect to the foregoing. LIN agrees not to release any third party from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another person who has made, or who may reasonably be considered likely to make, an Acquisition Proposal. LIN agrees that it will notify Chancellor orally and in writing, of any such inquiries, offers or proposals (including, without limitation, the terms and conditions of any such proposal).

(b) Neither the Board of Directors of LIN nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Chancellor, the approval or recommendation by such Board of Directors or committee thereof of this Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) cause LIN to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal.

(c) For purposes of this Agreement, an "Acquisition Proposal" means any proposal or offer from any person (other than Chancellor or any of its subsidiaries) for a tender or exchange offer, merger, consolidation, other business combination, recapitalization, liquidation, dissolution or similar transaction involving LIN or any LIN Significant Subsidiary, or any proposal to acquire in any manner a substantial equity interest in, or an substantial portion of the assets of, LIN or a LIN Significant Subsidiary; provided that an Acquisition Proposal shall not include any direct or indirect acquisition or disposition of television broadcast stations (or the assets thereof) disclosed in the LIN Disclosure Letter.

4.6 Consents, Approvals and Filings. Chancellor and LIN will make and cause their respective subsidiaries and, to the extent necessary, their other affiliates to make all necessary filings, including, without limitation, those required under the HSR Act, the Securities Act, the Exchange Act, and the Communications Act (including filing an application with the FCC for the transfer of control of the LIN FCC Licenses, which the parties shall file as soon as practicable (and in any event not more than 20 business days) after the date of this Agreement), in order to facilitate the prompt consummation of the Merger and the other transactions contemplated by this Agreement. In addition, Chancellor and LIN will each use its best efforts, and will cooperate fully and in good faith with each other, (i) to comply as promptly as practicable with all governmental requirements applicable to the Merger and the other transactions contemplated by this Agreement, and (ii) to obtain as promptly as practicable all necessary permits, orders or other consents of Governmental Entities and consents of all third parties necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, including without limitation, the consent of the FCC to the transfer of control of the LIN FCC Licenses. Each of Chancellor and LIN shall use its best efforts to promptly provide such information and communications to Governmental Entities as such Governmental Entities may reasonably request. Each of the parties hereto shall provide to the other parties copies of all applications in advance of filing or submission of such applications to Governmental Entities in connection with this Agreement and shall make such revisions thereto as reasonably requested by each other party hereto. Each of the parties hereto shall provide to the other parties the opportunity to participate in all meetings and material conversations with Governmental Entities with respect to the matters contemplated by this Agreement.

4.7 Affiliates Letters. Prior to the Closing Date, LIN shall deliver to Chancellor a letter identifying all persons who, at the time the Merger is submitted for approval to the stockholders, may be deemed to be an "affiliate" of such party for purposes of Rule 145 under the Securities Act. LIN shall use its best efforts to cause each such person to deliver to Chancellor on or prior to the Closing Date a written agreement substantially in the form attached as Exhibit A hereto.

4.8 Nasdaq Listing. Chancellor shall use its best efforts to cause the shares of Chancellor Common Stock to be issued in the Merger and upon the exercise of the Assumed Stock Options (as defined in Section 5.2(a)) to be approved for quotation in the Nasdaq Stock Market.

4.9 Indemnification. The Certificate of Incorporation of the Surviving Corporation shall contain the provisions with respect to indemnification contained in the certificate of incorporation of LIN, as in effect on the date hereof, and none of such provisions shall be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of LIN, or any of its respective subsidiaries (the "Indemnified Parties") in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law. Chancellor will cause to be maintained for a period of not less than six years from the Effective Time LIN's current directors' and officers' insurance and indemnification policies to the extent that they provide coverage for events occurring prior to the Effective Time (the "D&O Insurance") for all persons who are directors and executive officers of LIN on the date of this Agreement, so long as the annual premium therefor would not be in excess of 250% of the last annual premium paid prior to the date of this Agreement; provided, however, that Chancellor or its subsidiaries may, in lieu of maintaining such existing D&O Insurance as provided above, cause coverage to be provided under any policy maintained for the benefit of Chancellor and its subsidiaries so long as the terms thereof are not less advantageous to the beneficiaries thereof than the existing D&O Insurance. The provisions of this
Section 4.9 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his heirs and his personal representatives and shall be binding on all successors and assigns of Chancellor, the Surviving Corporation and LIN.

4.10 Letter of Chancellor's Accountants. Chancellor shall use its reasonable best efforts to cause to be delivered to LIN a letter of PricewaterhouseCoopers, LLP, Chancellor's independent public accountants, and any other independent public accountants whose report would be required to be included in the Form S-4 pursuant to the rules and regulations under the Securities Act, each dated a date within two business days before the date on which the Form S-4 shall become effective and an additional letter from each of them dated a date within two business days before the Closing Date, each addressed to such party, in form and substance reasonably satisfactory to LIN and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

4.11 Letter of LIN's Accountants. LIN shall use its reasonable best efforts to cause to be delivered to Chancellor, a letter of PricewaterhouseCoopers, LLP, LIN's independent public accountants, and any other independent public accountants whose report would be required to be included in the Form S-4 pursuant to the rules and regulations under the Securities Act, each dated a date within two business days before the date on which the Form S-4 shall become effective and an additional letter from each of them dated a date within two business days before the Closing Date, each addressed to such party, in form and substance reasonably satisfactory to Chancellor and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

4.12 Employee Benefit Matters. Chancellor acknowledges and agrees that the LIN Operating Subsidiary is bound by the terms of Section 5.4 of that certain Merger Agreement, dated as of August 12, 1997, among LIN Holdings (formerly known as Ranger Holdings Corp.) and the LIN Operating Subsidiary (successor by merger to each of Ranger Acquisition Company and LIN Television Corporation) (as amended, the "LIN/Ranger Merger Agreement"), with respect to employee benefit matters set forth therein in effect at the time of the consummation of the transactions contemplated by the LIN/Ranger Merger Agreement, and Chancellor agrees that it shall take all such action as is necessary or desirable to cause the LIN Operating Subsidiary to satisfy such obligations thereunder.

4.13 Termination of Stockholders Agreement. Prior to Closing, LIN shall use its reasonable best efforts to obtain the consent of all parties to the Stockholders Agreement to terminate such Stockholders Agreement at the Effective Time. At any special meeting of LIN stockholders (or written consent in lieu thereof) called for the purpose of obtaining the LIN Stockholders Approval, LIN agrees that the vote on the Merger will be structured so that a vote in favor of the Merger by a LIN stockholder will constitute a waiver of each LIN stockholder of rights with respect to the Stockholders Agreement following the Effective Time.

                                   ARTICLE V

           COVENANTS RELATING TO CONDUCT OF BUSINESS PRIOR TO MERGER

5.1  Conduct of Business.

(a) Except as expressly contemplated by this Agreement, during the period from the date of this Agreement to the Effective Time, LIN shall, and shall cause its subsidiaries to, act and carry on their respective businesses in the ordinary course of business and, to the extent consistent therewith, use reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve the goodwill of those engaged in material business relationships with them. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time and except as set forth in the LIN SEC Document or the LIN Disclosure Letter, LIN shall not, and shall not permit any of its subsidiaries to, without the prior consent of Chancellor (which shall not be unreasonably delayed or withheld):

     (i) (w) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its or its subsidiaries' outstanding capital stock (except dividends and distributions by a direct or indirect wholly owned subsidiary of LIN to its parent), (x) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, (y) except in connection with the termination of the employment of any employees, purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares, or (z) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other equity securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, equity securities or convertible securities (other than (A) upon the exercise of LIN Stock Options outstanding on the date of this Agreement or issued under clause (C) below, (B) pursuant to employment agreements or other contractual arrangements in effect on the date of this Agreement, (C) LIN Stock Options granted after the date of this Agreement to purchase up to an aggregate amount of (1) 31,100,000 shares of LIN Common Stock, minus
     (2) that number of shares of LIN Common Stock for which LIN Stock Options have been granted on or prior to the date of this Agreement, at an exercise per share of at least $1.00, which are to be issued to existing or future employees and (D) issuances of stock of any direct or indirect wholly owned Subsidiary of LIN to its parent);

     (ii) amend its Certificate of Incorporation, Bylaws or other comparable charter or organizational documents;

     (iii) acquire any business (including the assets thereof) or any corporation, partnership, joint venture, association or other business organization or division thereof;

     (iv) sell, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets that are material to LIN and its subsidiaries, taken as whole;

     (v) (x) other than working capital borrowings in the ordinary course of business and consistent with past practices, incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, other than indebtedness owing to or guarantees of indebtedness owing to LIN or any of its direct or indirect wholly-owned subsidiaries or (y) make any material loans or advances to any other person, other than to LIN or any of its direct or indirect wholly-owned subsidiaries and other than routine advances to employees consistent with past practices;

     (vi) make any Tax election or settle or compromise any Tax liability that could reasonably be expected to be material to LIN and its subsidiaries, taken as a whole or change its Tax or accounting methods, policies, practice or procedures, except as required by GAAP;

     (vii) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of LIN (for this purpose meaning LIN Holdings) included in the LIN SEC Document or incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

     (viii) make any material commitments or agreements for capital expenditures or capital additions or betterments except as materially consistent with the budget for capital expenditures as of the date of this Agreement, in the ordinary course of business consistent with past practices;

     (ix) except as may be required by law:

        (A) other than in the ordinary course of business and consistent with past practices, make any representation or promise, oral or written, to any employee or former director, officer or employee of LIN or any of its subsidiaries which is inconsistent with the terms of any LIN Benefit Plan;

        (B) other than in the ordinary course of business, make any change to, or amend in any way, the contracts, salaries, wages, or other compensation of any director, employee or any agent or consultant of LIN or any of its subsidiaries other than routine changes or amendments that are required under existing contracts;

        (C) except for renewals in the ordinary course of business consistent with past practices, adopt, enter into, amend, alter or terminate, partially or completely, any LIN Benefit Plan, or any election made pursuant to the provisions of any LIN Benefit Plan, to accelerate any payments, obligations or vesting schedules under any LIN Benefit Plan; or

        (D) other than in the ordinary course of business consistent with past practices, approve any general or company-wide pay increases for employees;

     (x) except in the ordinary course of business, modify, amend or terminate any material agreement, permit, concession, franchise, license or similar instrument to which LIN or any of its subsidiaries is a party or waive, release or assign any material rights or claims thereunder; or

     (xi) authorize any of, or commit or agree to take any of, the foregoing actions.

(b) Notwithstanding the foregoing, nothing in this Section 5.1 shall prohibit
(i) LIN Television of Texas, L.P. ("LIN Texas") from entering into an agreement with Dallas Sports Holding Company ("DSHC") relating to the assets used or useful in the operation of television station KXTX-TV (Dallas, TX) (the "KXTX Transaction"), including without limitation, in a federal income tax-free transaction, (A) the assignment by LIN Texas to DSHC of its rights under that certain Option and Put Agreement, dated as of May 31, 1994, as amended on December 24, 1997, among the LIN Operating Subsidiary, LIN Texas, KXTX of Texas, Inc. ("KXTX-Texas"), and KXTX, Inc. (the "KXTX Option"), and the assignment of its rights under the local marketing agreement relating thereto, or (B) the exercise of the KXTX Option by LIN and subsequent sale of the capital stock of KXTX-Texas to DSHC, in exchange for (Y) $50 million liquidation preference of DSHC convertible preferred stock, the terms of which shall include a 6% annual paid-in-kind dividend, payable semiannually, and permit LIN Texas to convert such shares of convertible preferred stock into common stock of DSHC upon the consummation of a firm commitment underwritten initial public offering of the shares of common stock of DSHC at a conversion price per share equal to the public offering price of such common stock, or (Z) such other consideration that is mutually agreed by each of Chancellor and LIN to be of comparable or superior value or (ii) any amendments to the M&O Agreement and Financial Advisory Agreement (each as defined in Section 6.3(f)) upon the terms set forth in
Section 6.3(f) or any amendment under the LIN Stock Option Plan to include the LIN Substitute Stock Options.

5.2 Stock Options; Phantom Stock Plan. (a) At the Effective Time, each outstanding LIN Stock Option that is outstanding and unexercised immediately prior to the Effective Time shall be deemed to have been assumed by Chancellor, without further action by Chancellor, the Surviving Corporation or the holders of such options, and shall thereafter be deemed to be an option to acquire shares of Chancellor Common Stock in such amount and at the exercise price provided below and otherwise having the same terms and conditions as are in effect immediately prior to the Effective Time (except to the extent that such terms and conditions may be altered in accordance with their terms as a result of the transactions contemplated hereby) (such LIN Stock Options assumed by Chancellor being the "Assumed Stock Options"):

     (i) the number of shares of Chancellor Common Stock to be subject to the new option shall be equal to the product of (x) the number of shares of LIN Common Stock subject to the original option and (y) the Exchange Ratio (rounded to the nearest 1/100 of a share);

     (ii) the exercise price per share of Chancellor Common Stock under the new option shall be equal to (x) the exercise price per share of LIN Common Stock under the original option divided by (y) the Exchange Ratio (rounded to the nearest $0.01); and

     (iii) in accordance with the terms of the LIN Stock Option Plan under which the LIN Stock Options were issued, fractional shares of any Assumed Stock Options resulting from the adjustments set forth in this Section 5.2(a) shall be eliminated.

The adjustments provided herein to any options which are "incentive stock options" (as defined in Section 422 of the Code) shall be effected in a manner consistent with Section 424(a) of the Code.

(b) LIN shall take all actions reasonably necessary (including, if appropriate, by way of obtaining the written consent of optionholders) to ensure that the consummation of the Merger is not deemed to constitute a "change of control" (or transaction of similar import) with respect to such stock options or otherwise result, in and of itself, in the acceleration of any LIN Stock Option outstanding immediately prior to the Effective Time, and to ensure that all such options shall be exercisable after the Merger solely for shares of Chancellor Common Stock.

(c) At the Effective Time, Chancellor shall assume the LIN Stock Option Plan, with such changes thereto as may be necessary to reflect the consummation of the transactions contemplated hereby. Nothing in this Section 5.2(c) shall be construed to prevent Chancellor in any way from terminating or freezing the benefits under any such plans (subject to the rights of the holders of the Assumed Stock Options thereunder) and adopting one or more new stock option plans, as approved by the Board of Directors of Chancellor following the Effective Time.

(d) Promptly following the Effective Time, Chancellor shall use its reasonable best efforts to file with the SEC a Registration Statement on Form S-8 (or an amendment to any such form of Chancellor currently on file with the SEC that is available therefor) (the "Form S-8") for the purpose of registering the shares of Chancellor Common Stock issuable upon the exercise of the Assumed Stock Options, and Chancellor shall use its reasonable best efforts to have the Form S-8 (or any post-effective amendment thereto) declared effective under the Securities Act as soon as practicable after such filing.

(e) At the Effective Time, Chancellor shall assume the Phantom Stock Plan. Each Phantom Stock Unit outstanding under the Phantom Stock Plan that is outstanding immediately prior to the Effective Time shall be appropriately adjusted to reflect the Exchange Ratio as if each such Phantom Stock Unit was one share of LIN Common Stock immediately prior to the Effective Time and was converted into the appropriate fraction of a share of Chancellor Common Stock pursuant to
Section 1.8 of this Agreement. To the extent shares of Chancellor Common Stock are issued in satisfaction of Phantom Stock Units, Chancellor shall use its reasonable best efforts to register such shares on Form S-8.

5.3 Other Actions. Neither Chancellor nor LIN shall, and neither of them shall permit any of their respective subsidiaries to, take any action that would, or that could reasonably be expected to, result in any of the conditions of the Merger set forth in Article VI not being satisfied.

                                   ARTICLE VI

                              CONDITIONS PRECEDENT

6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Stockholder Approval. The LIN Stockholders Approval and Chancellor Stockholders Approval shall have been obtained.

(b) FCC Order. The FCC shall have issued an order (the "FCC Order") approving the transfers of control pursuant to the Merger of the LIN FCC Licenses for the operation of the LIN Licensed Facilities without the imposition of any conditions or restrictions that could reasonably be expected to have a LIN Material Adverse Effect, and which FCC Order has not been reversed, stayed, enjoined, set aside or suspended and with respect to which no timely request for stay, petition for reconsideration or appeal has been filed and as to which the time period for filing of any such appeal or request for reconsideration or for any sua sponte action by the FCC with respect to the FCC Order has expired, or, in the event that such a filing or review sua sponte has occurred, as to which such filing or review shall have been disposed of favorably to the grant of the FCC Order and the time period for seeking further relief with respect thereto shall have expired without any request for such further relief having been filed or review initiated.

(c) Governmental and Regulatory Consents. All required consents, approvals, permits and authorizations to the consummation of the Merger shall be obtained from any Governmental Entity (other than the FCC) whose consent, approval, permission or authorization is required by reason of a change in law after the date of this Agreement, unless the failure to obtain such consent, approval, permission or authorization could not reasonably be expected to have a LIN Material Adverse Effect, or to materially and adversely affect the validity or enforceability of this Agreement or the Merger.

(d) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have otherwise expired.

(e) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that the party invoking this condition shall use its reasonable best efforts to have any such order or injunction vacated.

(f) Nasdaq Listing. The shares of Chancellor Common Stock issuable pursuant to the Merger shall have been approved for quotation in the Nasdaq Stock Market.

(g) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

6.2 Conditions to Obligations of LIN. The obligation of LIN to effect the Merger is further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of Chancellor contained in this Agreement shall have been true and correct on the date of this Agreement and shall be true and correct at and as of the Closing Date as though made at and as of such time (except to the extent that any such representations and warranties expressly relate only to an earlier time, in which case they shall have been true and correct at such earlier time); provided, however, that this condition shall be deemed to have been satisfied unless the individual or aggregate impact of all inaccuracies of such representations and warranties (without regard to any materiality or Chancellor Material Adverse Effect qualifier(s) contained therein) could reasonably be expected to have a material adverse effect on the condition (financial or otherwise) of Chancellor and its subsidiaries, considered as a whole, and except to the extent that any inaccuracies of such representations and warranties are a result of changes in the United States financial markets generally or in national, regional or local economic conditions generally, or are a result of matters arising after the date hereof that affect the broadcast industry generally. Chancellor shall have delivered to LIN a certificate dated as of the Closing Date, signed by a senior executive officer of Chancellor, to the effect set forth in this Section 6.2(a).

(b) Performance of Obligations of Chancellor. Chancellor shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and LIN shall have received a certificate signed on behalf of Chancellor by a senior executive officer to such effect.

(c) Tax Opinion. LIN shall have received an opinion of Vinson & Elkins L.L.P., dated as of the Closing Date, to the effect that (i) the Merger will constitute a reorganization under Section 368(a) of the Code, (ii) Chancellor and LIN will each be a party to the reorganization under Section 368(b) of the Code, and
(iii) no gain or loss will be recognized by the stockholders of LIN upon the receipt of Chancellor Common Stock in exchange for LIN Common Stock pursuant to the Merger except with respect to any cash received in lieu of Fractional Shares or any cash received in respect of Dissenting Shares. In rendering such opinion, Vinson & Elkins L.L.P. shall receive and may rely upon representations contained in certificates of Chancellor, LIN and certain stockholders of LIN.

(d) Chancellor Stockholders Agreement. Chancellor shall have amended or caused to be amended the terms of that certain Amended and Restated Stockholders Agreement, dated as of February 14, 1996, as amended by the First Amendment to Amended and Restated Stockholders Agreement dated as of September 4, 1997, among Chancellor and the stockholders parties thereto (the "Chancellor Stockholders Agreement"), in order that (A) in the event that the holders of LIN Common Stock receive shares of Chancellor Common Stock which are deemed to be "restricted securities" (within the meaning of Rule 144 under the Securities Act) in the Merger, all holders of LIN Common Stock at the Effective Time shall be deemed "Holders" thereunder and the shares of Chancellor Common Stock received by them in the Merger shall be "Registrable Shares" thereunder, or (B) in the event that holders of LIN Common Stock receive shares of Chancellor Common Stock which are not deemed to be "restricted securities" (within the meaning of Rule 144 under the Securities Act) in the Merger, the holders of LIN Common Stock at the Effective Time that, after giving effect to the Merger and the issuance of shares of Chancellor Common Stock therein, will own at least 1% of the outstanding shares of Chancellor Common Stock immediately following the Effective Time, shall be (and their transferees shall be) deemed "Holders" thereunder and shares of Chancellor Common Stock received in the Merger shall be "Registrable Shares" thereunder.

6.3 Conditions to Obligations of Chancellor. The obligations of Chancellor to effect the Merger is further subject to the following conditions:

(a) Representations and Warranties. The representations and warranties of LIN contained in this Agreement shall have been true and correct on the date of this Agreement and shall be true and correct at and as of the Closing Date as though made at and as of such time (except to the extent that any such representations and warranties expressly relate only to an earlier time, in which case they shall have been true and correct at such earlier time); provided, however, that this condition shall be deemed to have been satisfied unless the individual or aggregate impact of all inaccuracies of such representations and warranties (without regard to any materiality or LIN Material Adverse Effect qualifier(s) contained therein) could reasonably be expected to have a material adverse effect on the condition (financial or otherwise) of LIN (or, following the Effective Time, the Surviving Corporation) and its subsidiaries, considered as a whole, and except to the extent that any inaccuracies of such representations and warranties are a result of changes in the United States financial markets generally or in national, regional or local economic conditions generally, or are a result of matters arising after the date hereof that affect the broadcast industry generally. LIN shall have delivered to Chancellor a certificate dated as of the Closing Date, signed by a senior executive officer of LIN, to the effect set forth in this Section 6.3(a).

(b) Performance of Obligations of LIN. LIN shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Chancellor shall have received a certificate signed on behalf of LIN by a senior executive officer of LIN to such effect.

(c) Tax Opinion. Chancellor shall have received an opinion of Weil, Gotshal & Manges LLP, dated as of the Closing Date, to the effect that (i) the Merger will constitute a reorganization under Section 368(a) of the Code, (ii) Chancellor and LIN will each be a party to the reorganization under Section 368(b) of the Code, and (iii) no gain or loss will be recognized by Chancellor or LIN by reason of the Merger. In rendering such opinion, Weil, Gotshal & Manges LLP shall receive and may rely upon representations contained in certificates of Chancellor, LIN and certain stockholders of LIN.

(d) KXTX Transaction. In the event that LIN Texas shall have consummated the KXTX Transaction, LIN Texas, LIN or one of its other subsidiaries shall have received the convertible preferred stock of DSHC on substantially the terms set forth in Section 5.1(b)(i) or such other consideration that is deemed by the Board of Directors of Chancellor to be of comparable or superior value.

(e) Network Affiliation Agreements. LIN and its subsidiaries shall have received any necessary consents required as a result of the Merger and transactions contemplated by this Agreement with respect to each Network Affiliation Agreement relating to a LIN Licensed Facility, a true and correct list of which is set forth in the LIN Disclosure Letter.

(f) Financial Services Agreements. LIN and certain of its subsidiaries and Hicks Muse shall have entered into an amendment to each of the Monitoring and Oversight Agreement (the "M&O Agreement") and the Financial Advisory Agreement (the "Financial Advisory Agreement") that provides (i) the M&O Agreement will terminate at the Effective Time and, in consideration therefor, LIN shall deliver to Hicks Muse at Closing a one-time cash payment of $11,000,000, (ii) Hicks Muse will receive a fee from LIN of

$11,000,000 in cash, payable at Closing, in satisfaction of its services performed under the Financial Advisory Agreement in connection with the Merger, and (iii) the Financial Advisory Agreement would terminate with respect to LIN (and as successor in the Merger, Chancellor) but not its subsidiaries (the "LIN Entities") and would be amended to provide that following the Closing Date (A) Hicks Muse will be the exclusive financial advisor to the LIN Entities and (B) Hicks Muse will receive a "market fee" for the services it provides, provided that (1) Hicks Muse would not receive a fee in a transaction in which the Chief Executive Officer of Chancellor does not elect to retain an outside financial advisor to any of the LIN Entities, and (2) if the Chief Executive Officer of Chancellor and Hicks Muse mutually agree that an additional financial advisor to any of the LIN Entities would be appropriate in a given transaction, Hicks Muse will split its fee equally with such co-advisor unless otherwise agreed to between the Chief Executive Officer of Chancellor and Hicks Muse.

(g) Dissenting Shares. Holders of not more than 5% of the outstanding shares of LIN Common Stock shall have properly demanded appraisal rights for their shares under the Delaware Code.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated and the Merger abandoned as follows:

(a) at any time prior to the Effective Time, whether before or after approval of this Agreement and the Merger by the stockholders of LIN or Chancellor, by mutual written consent of Chancellor and LIN;

(b) at any time prior to the Effective Time, whether before or after approval of this Agreement and the Merger by the stockholders of LIN or Chancellor:

     (i) by Chancellor if the LIN Stockholders Approval shall not have been obtained after submission by the Board of Directors of LIN of this Agreement and the Merger for approval by the common stockholders of LIN at a special meeting called for such purpose or by written consent of such stockholders in accordance with Section 4.2(a);

     (ii) by LIN if the Chancellor Stockholders Approval shall not have been obtained after submission by the Board of Directors of Chancellor of this Agreement and the Merger for approval by the common stockholders of Chancellor at a special meeting called for such purpose in accordance with
     Section 4.2(b);

     (iii) by Chancellor or LIN if the Merger shall not have been consummated on or before June 30, 1999, unless the failure to consummate the Merger is the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement;

     (iv) by Chancellor or LIN if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

     (v) by Chancellor or LIN in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 6.2(a) or (b) or Section 6.3(a) or (b), as applicable, and (B) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (a "Material Breach"), provided that the terminating party is not then in Material Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

     (vi) by Chancellor if LIN shall have breached the requirements of Section
     4.5 hereof, unless Chancellor shall at such time be in Material Breach of any representation, warranty, covenant or other agreement contained in this Agreement.

7.2 Effect of Termination. (a) In the event that Chancellor or LIN terminates this Agreement as provided in Section 7.1(a), 7.1(b)(iii) or 7.1(b)(iv), this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Chancellor or LIN, other than the last sentence of
Section 4.3 and Sections 2.10, 3.7, 7.2 and 10.2.

(b) In the event that this Agreement is terminated by Chancellor pursuant to
Section 7.1(b)(i), 7.1(b)(vi) or 7.1(b)(v), LIN shall promptly reimburse Chancellor for all substantiated out-of-pocket costs and expenses incurred by them in connection with this Agreement and the transactions contemplated hereby, including, without limitation, costs and expenses of accountants, attorneys and financial advisors. In the event that this Agreement is terminated by LIN pursuant to Section 7.1(b)(ii) or 7.1(b)(v), Chancellor shall promptly reimburse LIN for all substantiated out-of-pocket costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including, without limitation, costs and expenses of accountants, attorneys and financial advisors. This Agreement shall not be deemed to have been validly terminated until all payments contemplated by this Section 7.2(b) shall have been made in full. In the event of a termination pursuant to Sections 7.1(b)(v) or 7.1(b)(vi), the reimbursement of expenses by the breaching party pursuant to this Section 7.2(b) shall be the parties sole remedy unless the termination resulted from a willful material breach of the representations, warranties, covenants or other agreements in this Agreement, in which case the non-breaching party may seek damages or any other appropriate remedy at law or in equity.

7.3 Amendment. Subject to the applicable provisions of the Delaware Code, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after the LIN Stockholders Approval has been obtained, no amendment shall be made which reduces the consideration payable in the Merger or adversely affects the rights of LIN's stockholders hereunder without the approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

7.4 Extension; Consent; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this

Agreement or (c) subject to Section 7.3, waive compliance with any of the agreements or conditions of the other parties contained in this Agreement or consent to any action requiring consent pursuant to this Agreement. Any agreement on the part of a party to any such extension, waiver or consent shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

7.5 Procedure for Termination, Amendment, Extension, Consent or Waiver. A termination of this Agreement pursuant to Section 7.1, an amendment of this Agreement pursuant to Section 7.3 or an extension, consent or waiver pursuant to
Section 7.4 shall, in order to be effective, require in the case of Chancellor or LIN, action by its Board of Directors or a duly authorized committee of its Board of Directors.

                                  ARTICLE VIII

                             SURVIVAL OF PROVISIONS

8.1 Survival. The representations and warranties of Chancellor and LIN made in this Agreement, or in any certificate, respectively, delivered by any of them pursuant to this Agreement, will not survive the Closing.

                                   ARTICLE IX

                                    NOTICES

9.1 Notices. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given if delivered, telecopied or mailed, by certified mail, return receipt requested, first-class postage prepaid, to the parties at the following addresses:

If to Chancellor, to:

     Chancellor Media Corporation
     433 East Las Colinas Boulevard
     Suite 1130
     Irving, Texas 75039
     Attention: Jeffrey A. Marcus
     Facsimile: (972) 879-3671

with copies to:

     Weil, Gotshal & Manges LLP
     100 Crescent Court, Suite 1300
     Dallas, Texas 75201
     Attention: Michael A. Saslaw
     Facsimile: (214) 746-7777
and

     Thompson & Knight, P.C.
     1700 Pacific Avenue
     Suite 3300
     Dallas, Texas 75201
     Attention: Sam P. Burford, Jr.
     Facsimile: (214) 969-1751

If to LIN, to:

     LIN Television Corporation
     4 Richmond Square
     Suite 200
     Providence, Rhode Island 02906
     Attention: Gary R. Chapman
     Facsimile: (401) 454-2817

and

     c/o Hicks, Muse, Tate & Furst Incorporated
     200 Crescent Court
     Suite 1600
     Dallas, Texas 75201
     Attention: Lawrence D. Stuart, Jr.
     Facsimile: (214) 740-7313

with copies to:

     Vinson & Elkins L.L.P.
     3700 Trammell Crow Center
     2001 Ross Avenue
     Dallas, Texas 75201
     Attention: Michael D. Wortley
     Facsimile: (214) 999-7732

All notices and other communications required or permitted under this Agreement that are addressed as provided in this Article IX will, if delivered personally, be deemed given upon delivery, will, if delivered by telecopy, be deemed delivered when confirmed and will, if delivered by mail in the manner described above, be deemed given on the third business day after the day it is deposited in a regular depository of the United States mail. Any party from time to time may change its address for the purpose of notices to that party by giving a similar notice specifying a new address, but no such notice will be deemed to have been given until it is actually received by the party sought to be charged with the contents thereof.

                                   ARTICLE X

                                 MISCELLANEOUS

10.1 Entire Agreement. Except for the documents executed by Chancellor and LIN pursuant hereto, this Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter of this Agreement, and this Agreement (including the exhibits hereto and other documents delivered in connection herewith) contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

10.2 Expenses. Except as provided in Section 7.2, whether or not the Merger is consummated, each of Chancellor and LIN will pay its own costs and expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby. In the event of any lawsuit or other judicial proceeding brought by either party to enforce any of the provisions of this Agreement, the losing party in such proceeding shall reimburse the prevailing party's fees and expenses incurred in connection therewith, including the fees and expenses of its attorneys.

10.3 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which will constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

10.4 No Third Party Beneficiary. Except for Sections 4.9 and 4.12, the terms and provisions of this Agreement are intended solely for the benefit of the parties hereto, and their respective successors or assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other person.

10.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

10.6 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any such assignment that is not consented to shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns.

10.7 Headings, Gender, Etc. The headings used in this Agreement have been inserted for convenience and do not constitute matter to be construed or interpreted in connection with this Agreement. Unless the context of this Agreement otherwise requires, (a) words of any gender are deemed to include each other gender; (b) words using the singular or plural number also include the plural or singular number, respectively; (c) the terms "hereof," "herein," "hereby," "hereto," and derivative or similar words refer to this entire Agreement; (d) the terms "Article" or "Section" refer to the specified Article or Section of this Agreement; (e) all references to "dollars" or "$" refer to currency of the United States of America; (f) the term "person" shall include any natural person, corporation, limited liability company, general partnership, limited partnership, or other entity, enterprise, authority or business organization; and (g) the term "or" is not exclusive.

10.8 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under any present or future law, and if the rights or obligations of LIN or Chancellor under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part hereof; and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance herefrom.

10.9 No Recourse Against Others. No past, present or future director, officer, employee, stockholder, incorporator or partner, as such, of Chancellor, LIN or the Surviving Corporation shall have any liability for any obligations of Chancellor, LIN or the Surviving Corporation under this Agreement or for any claim based on, in respect of or by reason of such obligations or their creation.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of Chancellor and LIN effective as of the date first written above.

                                          CHANCELLOR MEDIA CORPORATION

                                          By:     /s/ JEFFREY A. MARCUS
                                             -----------------------------------
                                              Name: Jeffrey A. Marcus
                                              Title: President and Chief
                                                     Executive Officer

                                          RANGER EQUITY HOLDINGS CORPORATION

                                          By:     /s/ MICHAEL J. LEVITT
                                             -----------------------------------
                                              Name: Michael J. Levitt
                                              Title: Vice President

                                                                       EXHIBIT A

                                                                          , 1998

Chancellor Media Corporation
433 East Las Colinas Boulevard, Suite 1130
Irving, Texas 75039

Ladies and Gentlemen:

I have been advised that I have been identified as a possible "affiliate" of Ranger Equity Holdings Corporation, a Delaware corporation (the "Company"), as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 of the General Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933 (the "Securities Act"), although nothing contained herein should be construed as an admission of such fact.

Pursuant to the terms of an Agreement and Plan of Merger dated as of July 7, 1998 (the "Merger Agreement"), by and among the Company and Chancellor Media Corporation, a Delaware corporation ("Chancellor"), the Company will be merged with and into Chancellor (the "Merger"), with Chancellor continuing as the surviving corporation in the Merger. As a result of the Merger, I will receive Merger Consideration (as defined in the Merger Agreement), including shares of Common Stock, $0.01 par value, of Chancellor ("Chancellor Common Stock") in exchange for shares of Common Stock, $.01 par value, of the Company (collectively, the "Shares") owned by me at the effective time of the Merger as determined pursuant to the Merger Agreement.

A. In connection therewith, I represent, warrant and agree that:

     1. I shall not make any sale, transfer or other disposition of the Chancellor Common Stock I receive as a result of the Merger in violation of the Securities Act or the Rules and Regulations.

     2. I have been advised that the issuance of Chancellor Common Stock to me as a result of the Merger has been registered with the Commission under the Securities Act on a Registration Statement on Form S-4. However, I have also been advised that, if at the time the Merger was submitted for a vote of the stockholders of the Company I am determined to have been an "affiliate" of the Company, any sale by me of the shares of Chancellor Common Stock I receive as a result of the Merger must be (i) registered under the Securities Act, (ii) made in conformity with the provisions of Rule 145 promulgated by the Commission under the Securities Act or (iii) made pursuant to a transaction which, in the opinion of counsel reasonably satisfactory to Chancellor or as described in a "no action" or interpretive letter from the staff of the Commission, is not required to be registered under the Securities Act.

     3. I have carefully read this letter and the Merger Agreement and have discussed the requirements of the Merger Agreement and other limitations upon the sale, transfer or other disposition of the shares of Chancellor Common Stock to be received by me, to the extent I have felt necessary, with my counsel or with counsel for the Company.

B. Furthermore, in connection with the matters set forth herein, I understand and agree that:

     1. I understand that Chancellor will give stop transfer instructions to its transfer agents with respect to the Chancellor Common Stock and that the certificates for the Chancellor Common Stock issued to the undersigned, or any substitutions therefor, will bear a legend substantially to the following effect:

        "THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY APPLY. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN
        AGREEMENT, DATED                1998, BETWEEN THE REGISTERED HOLDER
        HEREOF AND CHANCELLOR MEDIA CORPORATION, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF CHANCELLOR MEDIA CORPORATION."

     2. I also understand that unless the transfer by the undersigned of any Chancellor Common Stock has been registered under the Securities Act or is a sale made in conformity with the provisions of Rule 145, Chancellor reserves the right to place the following legend on the certificates issued to any transferee:

        "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SECURITIES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY APPLY. THE SECURITIES HAVE NOT BEEN ACQUIRED BY THE HOLDER WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF SUCH ACT AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT.

It is understood and agreed that the legends set forth in paragraphs (B) 1 and 2 above shall be removed by delivery of new certificates without such legend if Chancellor receives an opinion of counsel reasonably satisfactory to Chancellor to the effect that such legend is not required for purposes of the Securities Act. It is understood and agreed that such legends and the stop orders referred to above will be removed if (i) one year shall have elapsed from the date the undersigned acquired Chancellor Common Stock received in the Merger and the provisions of Rule 145(d)(2) under the Securities Act are then available to the undersigned, (ii) two years shall have elapsed from the date the undersigned acquired Chancellor Common Stock received in the Merger and the provisions of Rule 145(d)(3) under the Securities Act are then available to the undersigned, or (iii) Chancellor has received under the Securities Act an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Chancellor, to the effect that the restrictions imposed by Rule 145 under the Securities Act no longer apply to the undersigned.

Except pursuant to any contractual registration rights, if any, that I have on the date hereof or may hereafter enter into, Chancellor shall be under no further obligation to register the sale, transfer or other disposition of the shares of Chancellor Common Stock received by me as a result of the Merger or to take any other action necessary in order to make compliance with an exemption from registration available.

                                            Very truly yours,

                                                                        ANNEX II

                                                 Wasserstein Perella & Co., Inc.
                                                             31 West 52nd Street
                                                   New York, New York 10019-6118
WASSERSTEIN                                               Telephone 212-969-2700
PERELLA & CO                                                    Fax 212-969-7836

                                  July 7, 1998

Special Committee of the Board of Directors
Chancellor Media Corporation
433 East Las Colinas Boulevard, Suite 1130
Irving, TX 75039

Members of the Special Committee of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to Chancellor Media Corporation ("Chancellor") and the holders of Chancellor common stock of the Exchange Ratio (as defined below) provided for pursuant to the terms of the Agreement and Plan of Merger, dated as of July 7, 1998 (the "Merger Agreement"), between Chancellor and Ranger Equity Holdings Corporation ("LIN"). The Merger Agreement provides for, among other things, a merger of LIN with and into Chancellor (the "Merger") pursuant to which each outstanding share of common stock, par value $0.01 per share, of LIN (other than any such shares held in the treasury of LIN) will be converted into 0.0300 shares of common stock, par value $0.01 per share, of Chancellor (the "Exchange Ratio"). The terms and conditions of the Merger are set forth in more detail in the Merger Agreement.

In connection with rendering our opinion, we have reviewed a draft of the Merger Agreement, and for purposes hereof, we have assumed that the final form of this document will not differ in any material respect from the draft provided to us. We have also reviewed and analyzed certain publicly available business and financial information relating to LIN and Chancellor for recent years and interim periods to date, as well as certain internal financial and operating information, including financial forecasts, analyses and projections prepared by or on behalf of LIN and Chancellor and provided to us for purposes of our analysis, and we have met with management of LIN and Chancellor to review and discuss such information and, among other matters, LIN's and Chancellor's business, operations, assets, financial condition and future prospects.

We have reviewed and considered certain financial data relating to LIN, and certain financial and stock market data relating to Chancellor, and we have compared that data with similar data for certain other companies, the securities of which are publicly traded, that we believe may be relevant or comparable in certain respects to LIN or Chancellor or one or more of their respective businesses or assets, and we have reviewed and considered

New York   Chicago   Dallas  Frankfurt  Houston  London  Los Angeles  Paris  San
Francisco                                                                  Tokyo

July 7, 1998
Page  2

the financial terms of certain recent acquisitions and business combination transactions in the television broadcasting industry specifically, and in other industries generally, that we believe to be reasonably comparable to the Merger or otherwise relevant to our inquiry. We have also performed such other financial studies, analyses, and investigations and reviewed such other information as we considered appropriate for purposes of this opinion. We reviewed a draft of a term sheet (the "Term Sheet") regarding the proposed $50,000,000 aggregate amount of Series A Preferred Stock that LIN would receive from Dallas Sports Holding Company.

In our review and analysis and in formulating our opinion, we have assumed and relied upon the accuracy and completeness of all the financial and other information provided to or discussed with us or publicly available, and we have not assumed any responsibility for independent verification of any of such information. We also have assumed and relied upon the reasonableness and accuracy of the financial projections, forecasts and analyses provided to us, and we have assumed that such projections, forecasts and analyses were reasonably prepared in good faith and on bases reflecting the best currently available judgments and estimates of LIN's and Chancellor's management. We express no opinion with respect to such projections, forecasts and analyses or the assumptions upon which they are based. In addition, we have not reviewed any of the books and records of LIN or Chancellor, or assumed any responsibility for conducting a physical inspection of the properties or facilities of LIN or Chancellor, or for making or obtaining an independent valuation or appraisal of the assets or liabilities of LIN or Chancellor, and no such independent valuation or appraisal was provided to us. We note that the Merger is intended to qualify as a tax free reorganization for United States Federal tax purposes, and we have assumed that the Merger will so qualify. We also have assumed that obtaining all regulatory and other approvals and third party consents required for consummation of the Merger will not have an adverse impact on Chancellor or LIN or on the anticipated benefits of the Merger, and we have assumed that the transactions described in the Merger Agreement will be consummated without waiver or modification of any of the material terms or conditions contained therein by any party thereto. We also have assumed that the transaction described in the Term Sheet will be consummated as described therein and otherwise in a customary manner. Our opinion is necessarily based on economic and market conditions and other circumstances as they exist and can be evaluated by us as of the date hereof. We are not expressing any opinion herein as to the prices at which any securities of Chancellor or LIN will actually trade at any time.

In the ordinary course of our business, we may actively trade the debt and equity securities of LIN and Chancellor for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

WP&Co. advised Evergreen Media Corporation in its merger with Chancellor Broadcasting Corporation, which transaction resulted in the formation of Chancellor. WP&Co. advised Evergreen Media Corporation in its joint acquisition with Chancellor of Viacom Radio Group. WP&Co. advised the predecessor of LIN, LIN Television Corporation, and the Independent Directors of the Board of Directors of LIN Television Corporation in its merger with an affiliate of Hicks Muse Tate and Furst, Inc.

July 7, 1998
Page  3

Our opinion addresses only the fairness, from a financial point of view, to Chancellor and the holders of Chancellor common stock of the Exchange Ratio provided for pursuant to the Merger Agreement, and we do not express any views on any other terms of the Merger. Specifically, our opinion does not address Chancellor's underlying business decision to effect the transactions contemplated by the Merger Agreement. We have advised the Special Committee of the Board of Directors of Chancellor (the "Special Committee") that, based on the terms of our engagement by the Company we do not believe that any person (including any stockholder of the Company), other than the Special Committee, has the legal right to rely upon this letter to support any claim against us arising under applicable state law and that, should any such claim be brought against us by any such person, this assertion would be raised as a defense. In the absence of applicable state law, the availability of such a defense would be resolved by a court of competent jurisdiction. Resolution of the question of the availability of such a defense, however, would have no effect on the rights and responsibilities of the Special Committee under applicable state law. Furthermore, the availability of such defense to us would have no effect on the rights and responsibilities of either us or the Special Committee under federal securities laws.

It is understood that this letter is solely for the benefit and use of the Special Committee of the Board of Directors of Chancellor in its consideration of the Merger and may not be relied upon by any other person, and except for inclusion in its entirety in any registration statement or proxy statement required to be circulated to shareholders of Chancellor relating to the Merger, may not be disseminated, quoted, referred to or reproduced at any time or in any manner without our prior written consent. This opinion does not constitute a recommendation to any shareholder as to how such holder should vote with respect to the Merger, and should not be relied upon by any shareholder as such.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio provided for pursuant to the Merger Agreement is fair to Chancellor and the holders of Chancellor common stock from a financial point of view.

                                       Very truly yours,

                                       WASSERSTEIN PERELLA & CO., INC.

                                       WASSERSTEIN PERELLA & CO., INC. SIGNATURE

                                                                       ANNEX III
                          [MORGAN STANLEY LETTERHEAD]

                                                                    July 7, 1998

Board of Directors
Chancellor Media Corporation
433 East Las Colinas Boulevard
Irving, TX 75039

Members of the Board:

We understand that Chancellor Media Corporation ("Chancellor") and Ranger Equity Holdings Corporation ("LIN" or the "Company") have entered into an Agreement and Plan of Merger, dated as of July 7, 1998 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of LIN with and into Chancellor. Pursuant to the Merger, LIN will become a wholly-owned subsidiary of Chancellor and each outstanding share of common stock, par value $.01 per share, of LIN (the "LIN Common Stock"), other than shares held as treasury shares and other than Dissenting Shares, will be converted into the right to receive 0.0300 shares of Chancellor common stock, par value $.01 per share, (the "Chancellor Common Stock"). The total number of shares of Chancellor Common Stock (assuming no exercise of dissenters' rights) to be issued pursuant to the Merger Agreement is approximately 17.7 million shares (the "Consideration"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement. We also understand that Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse") currently owns approximately 72% of the LIN Common Stock and approximately 10% of the Chancellor Common Stock.

You have asked for our opinion as to whether the Consideration to be paid by Chancellor pursuant to the Merger Agreement is fair from a financial point of view to Chancellor.

For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other information of Chancellor and the Company;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning Chancellor and the Company prepared by the management of Chancellor and the Company, respectively;

     (iii) reviewed certain financial projections prepared by the management of Chancellor and the Company, respectively;

     (iv) discussed the past and current operations and financial condition and the prospects of Chancellor and of the Company with senior executives of Chancellor and the Company, respectively;

     (v) reviewed the reported prices and trading activity for the Chancellor Common Stock;

     (vi) compared the financial performance of Chancellor and the Company with that of certain other comparable publicly-traded companies;

                                      III-1

     (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (viii) participated in discussions and negotiations among representatives of Chancellor and the Company and their financial and legal advisors;

     (ix) reviewed the Merger Agreement dated July 7, 1998 and certain related documents; and

     (x) performed such other analyses as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Chancellor and the Company. We have assumed that the Merger will take place in accordance with the Merger Agreement and related documents. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to the Board of Directors of Chancellor in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory or financing services for Chancellor, the Company, and Hicks Muse and have received fees for the rendering of these services.

It is understood that this letter is for the information of the Board of Directors of Chancellor and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Chancellor with the Securities and Exchange Commission with respect to the Merger. In addition, we express no opinion or recommendations as to how the holders of Chancellor Common Stock should vote at the shareholders' meeting held in connection with the issuance of the Chancellor Common Stock pursuant to the Merger.

Based on the foregoing, we are of the opinion on the date hereof that the Consideration to be paid by Chancellor pursuant to the Merger Agreement is fair from a financial point of view to Chancellor.

                                       Very truly yours,

                                       MORGAN STANLEY & CO. INCORPORATED

                                       By:        /s/ PAUL J. TAUBMAN
                                          --------------------------------------
                                           Paul J. Taubman
                                           Managing Director

                                      III-2

                                                                        ANNEX IV

                             [GREENHILL LETTERHEAD]

                                                                    July 7, 1998

Board of Directors
Ranger Equity Holdings Corporation
One Richmond Square
Suite 230E
Providence, Rhode Island 02906

Members of the Board:

We understand that Ranger Equity Holdings Corporation ("Ranger") and Chancellor Media Corporation ("Chancellor") have entered into an Agreement and Plan of Merger, dated as of July 7, 1998 (the "Merger Agreement"), which provides, among other things, for the merger of Ranger with and into Chancellor with Chancellor as the surviving corporation (the "Merger"). Pursuant to the Merger, each issued and outstanding share of common stock, $0.01 par value, of Ranger (the "Ranger Common Stock"), other than shares of Ranger Common Stock held as treasury shares by Ranger and other dissenting shares, shall be converted into the right to receive 0.0300 shares of common stock, $0.01 par value, of Chancellor (the "Merger Consideration"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked us to render an opinion as to whether, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the stockholders of Ranger. We have not been requested to opine as to, and our opinion does not in any manner address the underlying business decision to proceed with or effect the Merger.

For purposes of the opinion set forth herein, we have:

      1. reviewed the Merger Agreement, the Disclosure Letter of Ranger, the Disclosure Letter of Chancellor and the Voting Agreement among Ranger and Chancellor, all dated July 7, 1998;

      2. analyzed the structure of the Merger;

      3. analyzed the value of the Merger Consideration against publicly available information of other transactions that we deemed relevant;

      4. analyzed the value of the Merger Consideration using the trading values of television broadcasting companies that we deemed relevant;

      5. reviewed Ranger financial information, including financial projections, and operating information furnished to us by representatives of Ranger;

      6. performed a discounted cash flow analysis of Ranger;

      7. discussed the structure of the Merger as well as the business, operations and prospects of Ranger with representatives of Ranger;

      8. discussed the recent and near-term prospects, both business and financial, for Chancellor, as well as the capital structure of Chancellor with representatives of Chancellor;

      9. reviewed certain publicly available financial and other information on Chancellor; and

     10. considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied and otherwise made available to us by representatives of Ranger and Chancellor for purposes of this opinion and have further relied upon the assurances of the representatives of Ranger and Chancellor that they are not aware of any facts or circumstances that would make such information inaccurate or misleading.

With respect to the financial projections of Ranger that have been furnished to us, upon advice of the representatives of Ranger, we have assumed such projections have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgements of the management of Ranger as to the future financial performance of Ranger and we relied upon such projections in arriving at our opinion. We requested but were not provided with financial projections for Chancellor. In arriving at our opinion, we have not conducted a physical inspection of Ranger or Chancellor nor have we undertaken an independent appraisal of the assets of Ranger or of the assets of Chancellor nor are we expressing an opinion as to any aspect of the Merger other than the fairness to the stockholders of Ranger of the Merger Consideration from a financial point of view. In addition, we have assumed the Merger will be consummated in accordance with the terms and conditions set forth in the Merger Agreement. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We note that Robert F. Greenhill, Chairman of Greenhill & Co., LLC owns 2 million common shares of Ranger, representing 0.3% of the fully diluted common shares outstanding and that Greenhill & Co., LLC has acted in the past as financial advisor to Chancellor with respect to matters unrelated to the Merger.

It is understood that this letter is exclusively for the information of the Board of Directors of Ranger and is rendered to the Board of Directors in connection with its consideration of the Merger and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Ranger with the Securities and Exchange Commission. This opinion is not intended to be and does not constitute a recommendation to the Board of Directors of Ranger as to whether it should approve the Merger. Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration is fair, from a financial point of view, to the stockholders of Ranger.

                                       Very truly yours,

                                       GREENHILL & CO., LLC
                                       By:         /s/ SCOTT L. BOK
                                          --------------------------------------
                                           Name: Scott L. Bok
                                           Title: Managing Director

                                                                         ANNEX V

                                  SECTION 262
                GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

Appraisal Rights. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec.228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec.251 (other than a merger effected pursuant to sec.251(g) of this title), sec.252, sec.254, sec.257, sec.258, sec.263 or sec.264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec.251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec.251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

        a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof:

        b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

        c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

        d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec.253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to sec.228 or sec.253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or
     (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholder who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(1) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the General Corporation Law of the State of Delaware ("DGCL") empowers a Delaware corporation to indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which he actually and reasonably incurred in connection therewith.

Chancellor Media's Amended and Restated Certificate of Incorporation provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Chancellor Media or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

Chancellor Media's Bylaws provide that Chancellor Media shall indemnify every person who is or was a party or is or was threatened to be made a party to any action suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the corporation or, while a director or officer or employee of the corporation, is or was serving at the request of the corporation as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonable incurred by him in connection with such action, suit or proceeding, to the full extent permitted by applicable law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

A. Exhibits

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
         2.11(h)         -- Agreement and Plan of Merger by and among Pyramid
                            Communications, Inc., Evergreen Media Corporation and
                            Evergreen Media/Pyramid Corporation dated as of July 14,
                            1995 (see table of contents for list of omitted exhibits
                            and schedules).
         2.11A(i)        -- Amendment to Plan and Agreement of Merger by and among
                            Pyramid Communications, Inc., Evergreen Media Corporation
                            and Evergreen Media/Pyramid Corporation dated September
                            7, 1995.
         2.11B(i)        -- Amendment to Plan and Agreement of Merger by and among
                            Pyramid Communications, Inc., Evergreen Media Corporation
                            and Evergreen Media/Pyramid Corporation dated January 11,
                            1996.
         2.12(j)         -- Purchase Agreement between Fairbanks Communications, Inc.
                            and Evergreen Media Corporation dated October 12, 1995
                            (see table of contents for list of omitted exhibits and
                            schedules).
         2.13(n)         -- Option Agreement dated as of January 9, 1996 between
                            Chancellor Broadcasting Company and Evergreen Media
                            Corporation (including Form of Advertising Brokerage
                            Agreement and Form of Asset Purchase Agreement).
         2.14(o)         -- Asset Purchase Agreement dated April 4, 1996 between
                            American Radio Systems Corporation and Evergreen Media
                            Corporation of Buffalo (see table of contents for list of
                            omitted exhibits and schedules).
         2.15(o)         -- Asset Purchase Agreement dated April 11, 1996 between
                            Mercury Radio Communications, L.P. and Evergreen Media
                            Corporation of Los Angeles, Evergreen Media/Pyramid
                            Holdings Corporation, WHTT (AM) License Corp. and WHTT
                            (FM) License Corp. (see table of contents for list of
                            omitted exhibits and schedules).
         2.16(o)         -- Asset Purchase Agreement dated April 19, 1996 between
                            Crescent Communications L.P. and Evergreen Media
                            Corporation of Los Angeles (see table of contents for
                            list of omitted exhibits and schedules).
         2.17(p)         -- Asset Purchase Agreement dated June 13, 1996 between
                            Evergreen Media Corporation of Los Angeles and Greater
                            Washington Radio, Inc. (see table of contents for list of
                            omitted exhibits and schedules).
         2.18(p)         -- Asset Exchange Agreement dated June 13, 1996 among
                            Evergreen Media Corporation of Los Angeles, Evergreen
                            Media Corporation of the Bay State, WKLB License Corp.,
                            Greater Media Radio, Inc. and Greater Washington Radio,
                            Inc. (see table of contents for list of omitted exhibits
                            and schedules).
         2.19(p)         -- Purchase Agreement dated June 27, 1996 between WEDR,
                            Inc., and Evergreen Media Corporation of Los Angeles (See
                            table of contents for list of omitted schedules).

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
         2.20(p)         -- Time Brokerage Agreement dated July 10, 1996 by and
                            between Evergreen Media Corporation of Detroit, as
                            Licensee, and Kidstar Interactive Media Incorporated, as
                            Time Broker.
         2.21(p)         -- Asset Purchase Agreement dated July 15, 1996 by and among
                            Century Chicago Broadcasting L.P., Century Broadcasting
                            Corporation, Evergreen Media Corporation of Los Angeles
                            and Evergreen Media Corporation of Chicago.
         2.22(p)         -- Asset Purchase Agreement dated August 12, 1996 by and
                            among Chancellor Broadcasting Company, Shamrock
                            Broadcasting, Inc. and Evergreen Media Corporation of the
                            Great Lakes.
         2.23(p)         -- Asset Purchase Agreement dated as of August 12, 1996
                            between Secret Communications Limited Partnership and
                            Evergreen Media Corporation of Los Angeles (WQRS-FM) (See
                            table of contents for list of omitted exhibits and
                            schedules).
         2.24(p)         -- Asset Purchase Agreement dated as of August 12, 1996
                            between Secret Communications Limited Partnership and
                            Evergreen Media Corporation of Los Angeles (See table of
                            contents for list of omitted schedules).
         2.25(q)         -- Letter of intent dated August 27, 1996 between EZ
                            Communications, Inc. and Evergreen Media Corporation.
         2.26(q)         -- Asset Purchase Agreement dated September 19, 1996 between
                            Beasley-FM Acquisition Corp., WDAS License Limited
                            Partnership and Evergreen Media Corporation of Los
                            Angeles.
         2.27(q)         -- Asset Purchase Agreement dated September 19, 1996 between
                            The Brown Organization and Evergreen Media Corporation of
                            Los Angeles.
         2.28(r)         -- Stock Purchase Agreement by and between Viacom
                            International Inc. and Evergreen Media Corporation of Los
                            Angeles, dated February 16, 1997 (See table of contents
                            for omitted schedules and exhibits).
         2.29(r)         -- Agreement and Plan of Merger, by and among Evergreen
                            Media Corporation, Chancellor Broadcasting Company and
                            Chancellor Radio Broadcasting Company, dated as of
                            February 19, 1997.

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
         2.30(r)         -- Stockholders Agreement, by and among Chancellor
                            Broadcasting Company, Evergreen Media Corporation, Scott
                            K. Ginsburg (individually and as custodian for certain
                            shares held by his children), HM2/Chancellor, L.P.,
                            Hicks, Muse, Tate & First Equity Fund 11, L.P., HM2/HMW,
                            L.P., The Chancellor Business Trust, HM2/HMD Sacramento
                            GP, L.P., Thomas O. Hicks, as Trustee of the William Cree
                            Hicks 1992 Irrevocable Trust, Thomas O. Hicks, as Trustee
                            of the Catherine Forgave Hicks 1993 Irrevocable Trust,
                            Thomas O. Hicks, as Trustee of the John Alexander Hicks
                            1984 Trust, Thomas O. Hicks, as Trustee of the Mack
                            Hardin Hicks 1984 Trust, Thomas O. Hicks, as Trustee of
                            Robert Bradley Hicks 1984 Trust, Thomas O. Hicks, as
                            Trustee of the Thomas O. Hicks, Jr. 1984 Trust, Thomas O.
                            Hicks and H. Rand Reynolds, as Trustees for the Muse
                            Children's GS Trust, and Thomas O. Hicks, dated as of
                            February 19, 1997.
         2.31(r)         -- Joint Purchase Agreement, by and among Chancellor Radio
                            Broadcasting Company, Chancellor Broadcasting Company,
                            Evergreen Media Corporation of Los Angeles, and Evergreen
                            Media Corporation, dated as of February 19, 1997.
         2.32(s)         -- Asset Exchange Agreement,by and among EZ Communications,
                            Inc., Professional Broadcasting Incorporated, EZ
                            Philadelphia, Inc., Evergreen Media Corporation of Los
                            Angeles, Evergreen Media Corporation of Charlotte,
                            Evergreen Media Corporation of the East, Evergreen Media
                            Corporation of Carolinaland, WBAV/ WBAV-FM/WPEG License
                            Corp. and WRFX License Corp., dated as of December 5,
                            1996 (See table of contents for list of omitted
                            schedules).
         2.33(s)         -- Asset Purchase Agreement, by and among EZ Communications,
                            Inc., Professional Broadcasting Incorporated, EZ
                            Charlotte, Inc., Evergreen Media Corporation of Los
                            Angeles, Evergreen Media Corporation of the East and
                            Evergreen Media Corporation of Carolinaland, dated as of
                            December 5, 1996 (See table of contents for list of
                            omitted schedules).
         2.34(t)         -- Asset Purchase Agreement by and between Pacific and
                            Southern Company, Inc. and Evergreen Media Corporation of
                            Los Angeles (re: WGCI-AM and WGCI-FM), dated as of April
                            4, 1997 (see table of contents for list of omitted
                            schedules and exhibits).
         2.35(t)         -- Asset Purchase Agreement by and between Pacific and
                            Southern Company, Inc. and Evergreen Media Corporation of
                            Los Angeles (re: KKBQ-AM and KKBQ-FM), dated as of April
                            4, 1997 (see table of contents for list of omitted
                            schedules and exhibits).
         2.36(t)         -- Asset Purchase Agreement by and between Pacific and
                            Southern Company, Inc. and Evergreen Media Corporation of
                            Los Angeles (re: KHKS-FM), dated as of April 4, 1997 (see
                            table of contents for list of omitted schedules and
                            exhibits).

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
         2.41(y)         -- Amended and Restated Agreement and Plan of Merger among
                            Chancellor Broadcasting Company, Chancellor Radio
                            Broadcasting Company, Evergreen Media Corporation,
                            Evergreen Mezzanine Holdings Corporation and Evergreen
                            Media Corporation of Los Angeles, dated as of February
                            19, 1997, amended and restated as of July 31, 1997.
         2.42(gg)        -- Option Agreement, by and among Evergreen Media
                            Corporation, Chancellor Broadcasting Company, Bonneville
                            International Corporation and Bonneville Holding Company,
                            dated as of August 6, 1997.
         2.43(ss)        -- Letter Agreement, dated February 20, 1998, between CMCLA and Capstar Broadcasting Corporation.
         2.44(yy)        -- Amendment No. 1, dated May 19, 1998, to Letter Agreement dated February 20, 1998, between CMCLA and Capstar
                            Broadcasting Corporation.
         2.45(yy)        -- Unit and Stock Purchase Agreement by and among CMCLA,
                            Martin Media, L.P., Martin & MacFarlane, Inc., Nevada
                            Outdoor Systems, Inc., MW Sign Corp. and certain sellers
                            named therein, dated as of June 19, 1998 (see table of
                            contents for list of omitted schedules and exhibits).
         2.46(yy)        -- Agreement and Plan of Merger between Chancellor Media
                            Corporation and Ranger Equity Holdings Corporation dated
                            as of July 7, 1998.
         2.47(yy)        -- Asset Purchase Agreement: dated August 11, 1998, between
                            Chancellor Media Corporation of Los Angeles and
                            Independent Group Limited Partnership.
         2.48(yy)        -- Asset Purchase Agreement, dated August 11, 1998, between
                            Chancellor Media Corporation of Los Angeles and Zapis
                            Communications Corporation.
         2.49(yy)        -- Stock Purchase Agreement, dated August 11, 1998, among
                            Chancellor Media Corporation of Los Angeles, Young Ones,
                            Inc., Zebra Broadcasting Corporation and the Sellers
                            named therein.
         2.50(yy)        -- Stock Purchase Agreement, dated August 11, 1998, among
                            Chancellor Media Corporation of Los Angeles, ML Media
                            Partners LP., Wincom Broadcasting Corporation and WIN
                            Communications, Inc.
         2.51(yy)        -- Stock Purchase and Merger Agreement, dated July 9, 1998, by and among Chancellor Media Corporation, Chancellor
                            Mexico LLC, Grupo Radio Centro, S.A. De C.V., and the
                            Selling Shareholders.
         2.52(zz)        -- Asset Purchase Agreement, dated August 30, 1998, by and among Chancellor Media Corporation of Los Angeles,
                            Whiteco Industries Inc. and Metro Management Associates.

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
         3.1C(ss)        -- Amended and Restated Certificate of Incorporation of
                            Chancellor Media Corporation.
         3.2B(ss)        -- Amended and Restated Bylaws of Chancellor Media.
         4.10(t)         -- Second Amended and Restated Loan Agreement dated as of
                            April 25, 1997 among Evergreen Media Corporation of Los
                            Angeles, the financial institutions whose names appear as
                            Lenders on the signature pages thereof (the "Lenders"),
                            Toronto Dominion Securities, Inc., as Arranging Agent,
                            The Bank of New York and Bankers Trust Company, as
                            Co-Syndication Agents, NationsBank of Texas, N.A. and
                            Union Bank of California, as Co-Documentation Agents, and
                            Toronto Dominion (Texas), Inc., as Administrative Agent
                            for the Lenders, together with certain collateral
                            documents attached thereto as exhibits, including
                            Assignment of Partnership Interests, Assignment of Trust
                            Interests, Borrower's Pledge Agreement, Parent Company
                            Guaranty, Stock Pledge Agreement, Subsidiary Guaranty and
                            Subsidiary Pledge Agreement (see table of contents for
                            list of omitted schedules and exhibits).
         4.11(z)         -- First Amendment to Second Amended and Restated Loan
                            Agreement, dated June 26, 1997, among Evergreen Media
                            Corporation of Los Angeles, the Lenders, the Agents and
                            the Administrative Agent.
         4.15(aa)        -- Indenture, dated as of February 14, 1996, governing the
                            9 3/8% Senior Subordinated Notes due 2004 of CMCLA.
         4.16(bb)        -- First Supplemental Indenture, dated as of February 14,
                            1996, to the Indenture dated February 14, 1996, governing
                            the 9 3/8% Senior Subordinated Notes due 2004 of CMCLA.
         4.17(cc)        -- Indenture, dated as of February 26, 1996, governing the
                            12 1/4% Subordinated Exchange Debentures due 2008 of
                            CMCLA.
         4.18(dd)        -- Indenture, dated as of January 23, 1997, governing the
                            12% Subordinated Exchange Debentures due 2009 of CMCLA.
         4.19(ee)        -- Indenture, dated as of June 24, 1997, governing the
                            8 3/4% Senior Subordinated Notes due 2007 of CMCLA.
         4.21(ff)        -- Specimen of the 12 1/4% Series A Senior Cumulative
                            Exchangeable Preferred Stock Certificate of CMCLA.
         4.22(ff)        -- Specimen of the 12% Exchangeable Preferred Stock
                            Certificate of CMCLA.
         4.23(ff)        -- Form of Certificate of Designation for the 12 1/4% Series
                            A Senior Cumulative Exchangeable Preferred Stock of
                            CMCLA.
         4.24(ff)        -- Form of Certificate of Designation for the 12%
                            Exchangeable Preferred Stock of CMCLA.
         4.25(pp)        -- Second Amendment to Second Amended and Restated Loan
                            Agreement, dated August 7, 1997, among Evergreen Media
                            Corporation of Los Angeles, the Lenders, the Agents and
                            the Administrative Agent.

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
         4.26(hh)        -- Second Supplemental Indenture, dated as of April 15,
                            1997, to the Indenture dated February 14, 1996, governing
                            the 9 3/8% Senior Subordinated Notes due 2004 of CMCLA.
         4.27(pp)        -- Third Supplemental Indenture, dated as of September 5,
                            1997, to the Indenture dated February 14, 1996, governing
                            the 9 3/8% Senior Subordinated Notes due 2004 of CMCLA.
         4.28(pp)        -- First Supplemental Indenture, dated as of September 5,
                            1997, to the Indenture dated June 24, 1997, governing the
                            8 3/4% Senior Subordinated Notes due 2007 of CMCLA.
         4.29(pp)        -- First Supplemental Indenture, dated as of September 5,
                            1997, to the Indenture dated February 26, 1997, governing
                            the 12 1/4% Subordinated Exchange Debentures due 2008 of
                            CMCLA.
         4.30(pp)        -- First Supplemental Indenture, dated as of September 5,
                            1997, to the Indenture dated January 23, 1997, governing
                            the 12% Subordinated Exchange Debentures due 2009 of
                            CMCLA.
         4.34(uu)        -- Amended and Restated Indenture, dated as of October 28,
                            1997, governing the 10 1/2% Senior Subordinated Notes due
                            2007 of CMCLA.
         4.35(uu)        -- Second Supplement Indenture, dated as of October 28,
                            1997, to the Amended and Restated Indenture dated October
                            28, 1997 governing the 10 1/2% Senior Subordinated Notes
                            due 2007 of CMCLA.
         4.36(uu)        -- Third Amendment to Second Amended and Restated Loan
                            Agreement, dated October 28, 1997, among CMCLA, the
                            Lenders, the Agents and the Administrative Agent.
         4.37(uu)        -- Fourth Amendment to Second Amended and Restated Loan
                            Agreement, dated February 10, 1998, among CMCLA, the
                            Lenders, the Agents and the Administrative Agent.
         4.38(vv)        -- Indenture, dated as of December 22, 1997, governing the
                            8 1/8% Senior Subordinated Notes due 2007 of CMCLA.
         4.39(ww)        -- Fifth Amendment to Second Amended and Restated Loan
                            Agreement, dated May 1, 1998, among CMCLA, the Lenders,
                            the Agents and the Administrative Agent.
         4.40(yy)        -- Sixth Amendment to Second Amended and Restated Loan
                            Agreement, dated July 31, 1998, among CMCLA, the Lenders,
                            the Agents and the Administrative Agent.
         4.41(zz)        -- Indenture, dated as of September 30, 1998, governing the
                            9% Senior Subordinated Notes due 2008 of CMCLA.
         4.42(aaa)       -- Seventh Amendment to Second Amended and Restated Loan
                            Agreement, dated November 9, 1998, among CMCLA, the
                            Lenders, the Agents and the Administrative Agent.
         4.43(zz)        -- Indenture, dated as of November 17, 1998, governing the
                            8% Notes due 2008 of CMCLA.
         5.1*            -- Opinion of Weil, Gotshal & Manges LLP.
         8.1*            -- Opinion regarding certain tax matters of Weil, Gotshal &
                            Manges LLP.

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
         8.2*            -- Opinion regarding certain tax matters of Vinson & Elkins
                            L.L.P.
        10.23(xx)        -- Amended and Restated Chancellor Media Corporation Stock
                            Option Plan for Non-employee Directors.
        10.26(n)         -- Employment Agreement dated February 9, 1996 by and
                            between Evergreen Media Corporation and Kenneth J.
                            O'Keefe.
        10.28(o)         -- 1995 Stock Option Plan for executive officers and key
                            employees of Evergreen Media Corporation.
        10.30(pp)        -- First Amendment to Employment Agreement dated March 1,
                            1997 by and between Evergreen Media Corporation and
                            Kenneth J. O'Keefe.
        10.31(pp)        -- Employment Agreement dated September 4, 1997 by and among
                            Evergreen Media Corporation, Evergreen Media Corporation
                            of Los Angeles and Scott K. Ginsburg.
        10.32(pp)        -- Employment Agreement dated September 4, 1997 by and among
                            Evergreen Media Corporation, Evergreen Media Corporation
                            of Los Angeles and James de Castro.
        10.33(pp)        -- Employment Agreement dated September 4, 1997 by and among
                            Evergreen Media Corporation, Evergreen Media Corporation
                            of Los Angeles and Matthew E. Devine.
        10.34(pp)        -- Second Amendment to Employment Agreement dated September
                            4, 1997 by and among Evergreen Media Corporation,
                            Evergreen Media Corporation of Los Angeles and Kenneth J.
                            O'Keefe.
        10.35(ii)        -- Employment Agreement dated February 14, 1996 by and among
                            Chancellor Broadcasting Company, Chancellor Radio
                            Broadcasting Company and Steven Dinetz.
        10.36(jj)        -- Chancellor Broadcasting Company 1996 Stock Award Plan.
        10.37(kk)        -- Chancellor Holdings Corp. 1994 Director Stock Option
                            Plan.
        10.38(ll)        -- Stock Option Grant Letter dated September 30, 1995 from
                            Chancellor Corporation to Steven Dinetz.
        10.39(mm)        -- Stock Option Grant Letter dated September 30, 1995 from
                            Chancellor Corporation to Eric W. Neuman.
        10.40(nn)        -- Stock Option Grant Letter dated September 30, 1995 from
                            Chancellor Corporation to Marvin Dinetz.
        10.41(oo)        -- Stock Option Grant Letter dated February 14, 1997 from
                            Chancellor Broadcasting Company to Carl M. Hirsch.
        10.44(vv)        -- Agreement dated April 20, 1998 by and among Chancellor
                            Media Corporation, Chancellor Media Corporation of Los
                            Angeles and Scott K. Ginsburg.
        10.45(vv)        -- Employment Agreement dated April 29, 1998 by and among
                            Chancellor Media Corporation, Chancellor Media
                            Corporation of Los Angeles and Jeffrey A. Marcus.
        10.46(yy)        -- Chancellor Media Corporation 1998 Stock Option Plan.
        10.47(yy)        -- Voting Agreement, among Chancellor Media Corporation and
                            Ranger Equity Partners, L.P. dated as of July 7, 1998.

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
        10.48(zz)        -- Employment Agreement, dated as of May 18, 1998, by and
                            among Chancellor Media Corporation, Chancellor Media
                            Corporation of Los Angeles and James E. de Castro.
        10.49(zz)        -- Employment Agreement, dated as of May 18, 1998, by and
                            among Chancellor Media Corporation, Chancellor Media
                            Corporation of Los Angeles and Matthew E. Devine.
        10.50(zz)        -- Employment Agreement, dated as of June 1, 1998, by and
                            among Chancellor Media Corporation, Chancellor Media
                            Corporation of Los Angeles and Eric C. Neuman.
        10.51(zz)        -- Employment Agreement, dated as of August 18, 1998, by and among Chancellor Media Corporation, Chancellor Media
                            Corporation of Los Angeles and James A. McLaughlin, Jr.
        10.52(bbb)       -- Agreement, dated as of January 6, 1999, among Chancellor
                            Media Corporation, Chancellor Media Corporation of Los
                            Angeles, Matthew E. Devine and Vicki Devine.
        10.53*           -- Amended and Restated Employment Agreement, dated as of
                            October 1, 1998, by and among Chancellor Media
                            Corporation, Chancellor Media Corporation of Los Angeles
                            and Jeffrey A. Marcus.
        10.54*           -- Amended and Restated Employment Agreement, dated as of
                            October 1, 1998, by and among Chancellor Media
                            Corporation, Chancellor Media Corporation of Los Angeles
                            and James E. de Castro.
        10.55*           -- Amended and Restated Employment Agreement, dated as of
                            October 1, 1998, by and among Chancellor Media
                            Corporation, Chancellor Media Corporation of Los Angeles
                            and Eric C. Neuman.
        10.56*           -- Employment Agreement, dated as of October 1, 1998, by and among Chancellor Media Corporation, Chancellor Media
                            Corporation of Los Angeles and Thomas P. McMillin.
        10.57*           -- Amendment No. 1 to Employment Agreement, dated as of
                            January 6, 1999, by and among Chancellor Media
                            Corporation, Chancellor Media Corporation of Los Angeles
                            and Thomas P. McMillin.
        10.58*           -- Amended and Restated Employment Agreement, dated as of
                            October 1, 1998, by and among Chancellor Media
                            Corporation, Chancellor Media Corporation of Los Angeles
                            and James A. McLaughlin, Jr.
        12.1*            -- Chancellor Media Corporation Computation of Ratio of
                            Earnings to Combined Fixed Charges and Preferred Stock
                            Dividends.
        21.1*            -- Subsidiaries of Chancellor Media Corporation.
        23.1             -- Consent of Weil, Gotshal & Manges LLP (included as part of their opinion listed as Exhibit 5.1).
        23.2*            -- Consent of PricewaterhouseCoopers LLP, independent
                            accountants.
        23.3*            -- Consent of KPMG LLP, independent accountants.
        23.4*            -- Consent of PricewaterhouseCoopers LLP, independent
                            accountants.

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
        23.5*            -- Consent of KPMG LLP, independent accountants.
        23.6*            -- Consent of Arthur Andersen LLP, independent accountants.
        23.7*            -- Consent of Ernst & Young LLP, independent accountants.
        23.8*            -- Consent of BDO Seidman, LLP, independent accountants.
        23.9*            -- Consent of PricewaterhouseCoopers LLP, independent
                            accountants.
        23.10*           -- Consent of Ernst & Young LLP, independent accountants.
        23.11*           -- Consent of Ernst & Young LLP, independent accountants.
        23.12*           -- Consent of Arthur Andersen LLP, independent accountants.
        23.13*           -- Consent of Barbich Longcrier Hooper & King Accountancy
                            Corporation, independent auditors.
        23.14*           -- Consent of PricewaterhouseCoopers LLP, independent
                            accountants.
        23.15*           -- Consent of PricewaterhouseCoopers LLP, independent
                            accountants.
        23.16*           -- Consent of Wasserstein Perella & Co., Inc., financial
                            advisor to the Special Committee of the Board of
                            Directors of Chancellor Media.
        23.17*           -- Consent of Morgan Stanley & Co. Incorporated, financial advisor to the Board of Directors of Chancellor Media.
        23.18*           -- Consent of Greenhill & Co., LLC, financial advisor to the
                            Board of Directors of LIN.
        23.19*           -- Consent of Vinson & Elkins L.L.P.
        24.1             -- Powers of Attorney (included on signature pages).
        99.1*            -- Certificate of Incorporation of Ranger Equity Holdings
                            Corporation.
        99.2*            -- Bylaws of Ranger Equity Holdings Corporation.

---------------

 *    Filed herewith.

 +    To be filed by amendment.

(a) Incorporated by reference to the identically numbered exhibit to the Registration Statement on Form S-1, as amended (Reg. No. 33-60036), of Evergreen Media Corporation ("Evergreen").

(f) Incorporated by reference to the identically numbered exhibit to Evergreen's Registration Statement on Form S-4, as amended (Reg. No. 33-89838).

(h) Incorporated by reference to the identically numbered exhibit to Evergreen's Current Report on Form 8-K dated July 14, 1995.

(i) Incorporated by reference to the identically numbered exhibit to Evergreens Current Report on Form 8-K dated January 17, 1996.

(j) Incorporated by reference to the identically numbered exhibit to Evergreens Quarterly Report on Form 10-Q for the quarterly period ending June 30, 1995.

(k) Incorporated by reference to the identically numbered exhibit to Evergreen's Registration Statement on Form S-1, as amended (Reg. No. 33-69752).

(n) Incorporated by reference to the identically numbered exhibit to Evergreen's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

(o) Incorporated by reference to the identically numbered exhibit to Evergreen's Quarterly Report on Form 10-Q for the quarterly period ending March 31, 1996.

(p) Incorporated by reference to the identically numbered exhibit to Evergreen's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996.

(q) Incorporated by reference to the identically numbered exhibit to Evergreen's Registration Statement on Form S-3, as amended (Reg. No. 333-12453).

(r) Incorporated by reference to the identically numbered exhibit to Evergreen's Current Report on Form 8-K dated February 16, 1997 and filed March 9, 1997.

(s) Incorporated by reference to the identically numbered exhibit to Evergreen's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

(t) Incorporated by reference to the identically numbered exhibit to Evergreen's Current Report on Form 8-K dated April 1, 1997 and filed May 9, 1997.

(y) Incorporated by reference to the identically numbered exhibit of Evergreen's Registration Statement on Form S-4, filed August 1, 1997.

(z) Incorporated by reference to the identically numbered exhibit to Evergreen's Current Report on Form 8-K dated July 7, 1997 and filed July 31, 1997.

(aa) Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K of Chancellor Broadcasting Company and Chancellor Radio Broadcasting Company, as filed on February 29, 1996.

(bb) Incorporated by reference to Exhibit 4.5 to the Annual Report on Form 10-K of Chancellor Broadcasting Company, Chancellor Radio Broadcasting Company and Chancellor Broadcasting Licensee Company for the fiscal year ended December 31, 1995.

(cc) Incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K of Chancellor Broadcasting Company and Chancellor Radio Broadcasting Company, as filed on February 29, 1996.

(dd) Incorporated by reference to Exhibit 4.7 to the Current Report on Form 8-K of Chancellor Radio Broadcasting Company, as filed on February 6, 1997.

(ee) Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Chancellor Broadcasting Company and Chancellor Radio Broadcasting Company as filed on July 17, 1997.

(ff) Incorporated by reference to the identically-numbered exhibit to the Registration Statement on Form S-4 (Reg. No. 333-32259), dated July 29, 1997, as amended, of Evergreen Media Corporation of Los Angeles ("EMCLA").

(gg) Incorporated by reference to the identically numbered exhibit to the Quarterly Report on Form 10-Q of Evergreen and EMCLA for the quarterly period ending June 30, 1997.

(hh) Incorporated by reference to Exhibit 4.8 to the Quarterly Report on Form 10-Q of Chancellor Broadcasting Company and Chancellor Radio Broadcasting Company for the quarterly period ending March 31, 1997.

(ii) Incorporated by reference to Exhibit 10.6 to Chancellor Broadcasting Company's Registration Statement on Form S-1 (Reg. No. 333-02782) filed February 9, 1996.

(jj) Incorporated by reference to Exhibit 4.22 to Chancellor Media's Registration Statement on Form S-8 (Reg. No. 333-35039), dated September 5, 1997.

(kk) Incorporated by reference to Exhibit 4.23 to Chancellor Media's Registration Statement on Form S-8 (Reg. No. 333-35039), dated September 5, 1997.

(ll) Incorporated by reference to Exhibit 4.24 to Chancellor Media's Registration Statement on Form S-8 (Reg. No. 333-35039), dated September 5, 1997.

(mm) Incorporated by reference to Exhibit 4.25 to Chancellor Media's Registration Statement on Form S-8 (Reg. No. 333-35039), dated September 5, 1997.

(nn) Incorporated by reference to Exhibit 4.26 to Chancellor Media's Registration Statement on Form S-8 (Reg. No. 333-35039), dated September 5, 1997.

(oo) Incorporated by reference to Exhibit 4.27 to Chancellor Media's Registration Statement on Form S-8 (Reg. No. 333-35039), dated September 5, 1997.

(pp) Incorporated by reference to the identically numbered exhibit to the CMCLA's Registration Statement on Form S-4 (Reg. No. 333-36451), dated September 26, 1997, as amended.

(ss) Incorporated by reference to the identically numbered exhibit to the Current Report on Form 8-K of Chancellor Media and CMCLA, dated as of February 23, 1998 and filed as of February 27, 1998.

(tt) Incorporated by reference to the identically numbered exhibit to the Annual Report on Form 10-K of Chancellor Media and the CMCLA for the fiscal year ended December 31, 1997.

(uu) Incorporated by reference to the identically numbered exhibit to the Annual Report on Form 10-K of Chancellor and CMCLA for the fiscal year ended December 31, 1997.

(vv) Incorporated by reference to the identically numbered exhibit to CMCLA's Registration Statement on Form S-4 (Reg. No. 333-50739), dated April 22, 1998, as amended.

(ww) Incorporated by reference to the identically numbered exhibit to the Quarterly Report on Form 10-Q of Chancellor Media and CMCLA for the quarterly period ending March 31, 1998.

(xx) Incorporated by reference to Exhibit 4.41 to Chancellor Media's Registration Statement on Form S-8 (Reg. No. 333-53179), dated May 20, 1998.

(yy) Incorporated-by reference to the identically numbered exhibit to the Quarterly Report on Form 10-Q of Chancellor Media and CMCLA for the quarterly period ending June 30, 1998.

(zz) Incorporated by reference to Exhibit 4.41 to CMCLA's Registration Statement on Form S-4 (Reg. No. 333-66971), initially filed November 9, 1998, as amended.

(aaa) Incorporated by reference to Exhibit 4.42 to the Quarterly Report on Form 10-Q of Chancellor Media and CMCLA for the quarterly period ending September 30, 1998.

(bbb) Incorporated by reference to the identically numbered exhibit to the Current Report on Form 8-K of Chancellor Media and CMCLA, dated as of January 7, 1999 and filed as of January 7, 1999.

The Company hereby agrees to furnish supplementary a copy of any omitted schedule or exhibit to the Commission upon request.

B. Financial Statement Schedules

All schedules have been omitted since the required information is either not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

C. Fairness Opinions

See Annex II, III and IV of the joint proxy statement/prospectus.

ITEM 22. UNDERTAKINGS.

A. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expense incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

B. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

C. The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

D. (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on February 9, 1999.

                                         CHANCELLOR MEDIA CORPORATION

                                         By:      /s/ JEFFREY A. MARCUS
                                            ------------------------------------
                                                     Jeffrey A. Marcus
                                                Chief Executive Officer and
                                                          President

                               POWERS OF ATTORNEY

Each person whose signature appears below constitutes and appoints Jeffrey A. Marcus and Thomas P. McMillin, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign any or all further amendments, including post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities and Exchange Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                 SIGNATURES                              TITLE                  DATE
                 ----------                              -----                  ----
             /s/ THOMAS O. HICKS               Chairman of the Board       February 9, 1999
---------------------------------------------
               Thomas O. Hicks

            /s/ JEFFREY A. MARCUS              Chief Executive Officer,    February 9, 1999
---------------------------------------------    President and Director
              Jeffrey A. Marcus                  (Principal Executive
                                                 Officer)

           /s/ JAMES E. DE CASTRO              Chief Operating Officer     February 9, 1999
---------------------------------------------    and Director
             James E. de Castro

                 SIGNATURES                              TITLE                  DATE
                 ----------                              -----                  ----
           /s/ THOMAS P. MCMILLIN              Senior Vice President and   February 9, 1999
---------------------------------------------    Chief Financial Officer
             Thomas P. McMillin                  (Principal Financial
                                                 Officer and Principal
                                                 Accounting Officer)

            /s/ THOMAS J. HODSON               Director                    February 9, 1999
---------------------------------------------
              Thomas J. Hodson

             /s/ PERRY J. LEWIS                Director                    February 9, 1999
---------------------------------------------
               Perry J. Lewis

             /s/ JOHN H. MASSEY                Director                    February 9, 1999
---------------------------------------------
               John H. Massey

            /s/ MICHAEL J. LEVITT              Director                    February 9, 1999
---------------------------------------------
              Michael J. Levitt

         /s/ LAWRENCE D. STUART, JR.           Director                    February 9, 1999
---------------------------------------------
           Lawrence D. Stuart, Jr.

              /s/ STEVEN DINETZ                Director                    February 9, 1999
---------------------------------------------
                Steven Dinetz

          /s/ VERNON E. JORDAN, JR.            Director                    February 9, 1999
---------------------------------------------
            Vernon E. Jordan, Jr.

             /s/ J. OTIS WINTERS               Director                    February 9, 1999
---------------------------------------------
               J. Otis Winters

                                 EXHIBIT INDEX

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------

         2.11(h)         -- Agreement and Plan of Merger by and among Pyramid
                            Communications, Inc., Evergreen Media Corporation and
                            Evergreen Media/Pyramid Corporation dated as of July 14,
                            1995 (see table of contents for list of omitted exhibits
                            and schedules).
         2.11A(i)        -- Amendment to Plan and Agreement of Merger by and among
                            Pyramid Communications, Inc., Evergreen Media Corporation
                            and Evergreen Media/Pyramid Corporation dated September
                            7, 1995.
         2.11B(i)        -- Amendment to Plan and Agreement of Merger by and among
                            Pyramid Communications, Inc., Evergreen Media Corporation
                            and Evergreen Media/Pyramid Corporation dated January 11,
                            1996.
         2.12(j)         -- Purchase Agreement between Fairbanks Communications, Inc.
                            and Evergreen Media Corporation dated October 12, 1995
                            (see table of contents for list of omitted exhibits and
                            schedules).
         2.13(n)         -- Option Agreement dated as of January 9, 1996 between
                            Chancellor Broadcasting Company and Evergreen Media
                            Corporation (including Form of Advertising Brokerage
                            Agreement and Form of Asset Purchase Agreement).
         2.14(o)         -- Asset Purchase Agreement dated April 4, 1996 between
                            American Radio Systems Corporation and Evergreen Media
                            Corporation of Buffalo (see table of contents for list of
                            omitted exhibits and schedules).
         2.15(o)         -- Asset Purchase Agreement dated April 11, 1996 between
                            Mercury Radio Communications, L.P. and Evergreen Media
                            Corporation of Los Angeles, Evergreen Media/Pyramid
                            Holdings Corporation, WHTT (AM) License Corp. and WHTT
                            (FM) License Corp. (see table of contents for list of
                            omitted exhibits and schedules).
         2.16(o)         -- Asset Purchase Agreement dated April 19, 1996 between
                            Crescent Communications L.P. and Evergreen Media
                            Corporation of Los Angeles (see table of contents for
                            list of omitted exhibits and schedules).
         2.17(p)         -- Asset Purchase Agreement dated June 13, 1996 between
                            Evergreen Media Corporation of Los Angeles and Greater
                            Washington Radio, Inc. (see table of contents for list of
                            omitted exhibits and schedules).
         2.18(p)         -- Asset Exchange Agreement dated June 13, 1996 among
                            Evergreen Media Corporation of Los Angeles, Evergreen
                            Media Corporation of the Bay State, WKLB License Corp.,
                            Greater Media Radio, Inc. and Greater Washington Radio,
                            Inc. (see table of contents for list of omitted exhibits
                            and schedules).
         2.19(p)         -- Purchase Agreement dated June 27, 1996 between WEDR,
                            Inc., and Evergreen Media Corporation of Los Angeles (See
                            table of contents for list of omitted schedules).
         2.20(p)         -- Time Brokerage Agreement dated July 10, 1996 by and
                            between Evergreen Media Corporation of Detroit, as
                            Licensee, and Kidstar Interactive Media Incorporated, as
                            Time Broker.
         2.21(p)         -- Asset Purchase Agreement dated July 15, 1996 by and among
                            Century Chicago Broadcasting L.P., Century Broadcasting
                            Corporation, Evergreen Media Corporation of Los Angeles
                            and Evergreen Media Corporation of Chicago.

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
         2.22(p)         -- Asset Purchase Agreement dated August 12, 1996 by and
                            among Chancellor Broadcasting Company, Shamrock
                            Broadcasting, Inc. and Evergreen Media Corporation of the
                            Great Lakes.
         2.23(p)         -- Asset Purchase Agreement dated as of August 12, 1996
                            between Secret Communications Limited Partnership and
                            Evergreen Media Corporation of Los Angeles (WQRS-FM) (See
                            table of contents for list of omitted exhibits and
                            schedules).
         2.24(p)         -- Asset Purchase Agreement dated as of August 12, 1996
                            between Secret Communications Limited Partnership and
                            Evergreen Media Corporation of Los Angeles (See table of
                            contents for list of omitted schedules).
         2.25(q)         -- Letter of intent dated August 27, 1996 between EZ
                            Communications, Inc. and Evergreen Media Corporation.
         2.26(q)         -- Asset Purchase Agreement dated September 19, 1996 between
                            Beasley-FM Acquisition Corp., WDAS License Limited
                            Partnership and Evergreen Media Corporation of Los
                            Angeles.
         2.27(q)         -- Asset Purchase Agreement dated September 19, 1996 between
                            The Brown Organization and Evergreen Media Corporation of
                            Los Angeles.
         2.28(r)         -- Stock Purchase Agreement by and between Viacom
                            International Inc. and Evergreen Media Corporation of Los
                            Angeles, dated February 16, 1997 (See table of contents
                            for omitted schedules and exhibits).
         2.29(r)         -- Agreement and Plan of Merger, by and among Evergreen
                            Media Corporation, Chancellor Broadcasting Company and
                            Chancellor Radio Broadcasting Company, dated as of
                            February 19, 1997.
         2.30(r)         -- Stockholders Agreement, by and among Chancellor
                            Broadcasting Company, Evergreen Media Corporation, Scott
                            K. Ginsburg (individually and as custodian for certain
                            shares held by his children), HM2/Chancellor, L.P.,
                            Hicks, Muse, Tate & First Equity Fund 11, L.P., HM2/HMW,
                            L.P., The Chancellor Business Trust, HM2/HMD Sacramento
                            GP, L.P., Thomas O. Hicks, as Trustee of the William Cree
                            Hicks 1992 Irrevocable Trust, Thomas O. Hicks, as Trustee
                            of the Catherine Forgave Hicks 1993 Irrevocable Trust,
                            Thomas O. Hicks, as Trustee of the John Alexander Hicks
                            1984 Trust, Thomas O. Hicks, as Trustee of the Mack
                            Hardin Hicks 1984 Trust, Thomas O. Hicks, as Trustee of
                            Robert Bradley Hicks 1984 Trust, Thomas O. Hicks, as
                            Trustee of the Thomas O. Hicks, Jr. 1984 Trust, Thomas O.
                            Hicks and H. Rand Reynolds, as Trustees for the Muse
                            Children's GS Trust, and Thomas O. Hicks, dated as of
                            February 19, 1997.
         2.31(r)         -- Joint Purchase Agreement, by and among Chancellor Radio
                            Broadcasting Company, Chancellor Broadcasting Company,
                            Evergreen Media Corporation of Los Angeles, and Evergreen
                            Media Corporation, dated as of February 19, 1997.

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
         2.32(s)         -- Asset Exchange Agreement,by and among EZ Communications,
                            Inc., Professional Broadcasting Incorporated, EZ
                            Philadelphia, Inc., Evergreen Media Corporation of Los
                            Angeles, Evergreen Media Corporation of Charlotte,
                            Evergreen Media Corporation of the East, Evergreen Media
                            Corporation of Carolinaland, WBAV/ WBAV-FM/WPEG License
                            Corp. and WRFX License Corp., dated as of December 5,
                            1996 (See table of contents for list of omitted
                            schedules).
         2.33(s)         -- Asset Purchase Agreement, by and among EZ Communications,
                            Inc., Professional Broadcasting Incorporated, EZ
                            Charlotte, Inc., Evergreen Media Corporation of Los
                            Angeles, Evergreen Media Corporation of the East and
                            Evergreen Media Corporation of Carolinaland, dated as of
                            December 5, 1996 (See table of contents for list of
                            omitted schedules).
         2.34(t)         -- Asset Purchase Agreement by and between Pacific and
                            Southern Company, Inc. and Evergreen Media Corporation of
                            Los Angeles (re: WGCI-AM and WGCI-FM), dated as of April
                            4, 1997 (see table of contents for list of omitted
                            schedules and exhibits).
         2.35(t)         -- Asset Purchase Agreement by and between Pacific and
                            Southern Company, Inc. and Evergreen Media Corporation of
                            Los Angeles (re: KKBQ-AM and KKBQ-FM), dated as of April
                            4, 1997 (see table of contents for list of omitted
                            schedules and exhibits).
         2.36(t)         -- Asset Purchase Agreement by and between Pacific and
                            Southern Company, Inc. and Evergreen Media Corporation of
                            Los Angeles (re: KHKS-FM), dated as of April 4, 1997 (see
                            table of contents for list of omitted schedules and
                            exhibits).
         2.41(y)         -- Amended and Restated Agreement and Plan of Merger among
                            Chancellor Broadcasting Company, Chancellor Radio
                            Broadcasting Company, Evergreen Media Corporation,
                            Evergreen Mezzanine Holdings Corporation and Evergreen
                            Media Corporation of Los Angeles, dated as of February
                            19, 1997, amended and restated as of July 31, 1997.
         2.42(gg)        -- Option Agreement, by and among Evergreen Media
                            Corporation, Chancellor Broadcasting Company, Bonneville
                            International Corporation and Bonneville Holding Company,
                            dated as of August 6, 1997.
         2.43(ss)        -- Letter Agreement, dated February 20, 1998, between CMCLA and Capstar Broadcasting Corporation.
         2.44(yy)        -- Amendment No. 1, dated May 19, 1998, to Letter Agreement dated February 20, 1998, between CMCLA and Capstar
                            Broadcasting Corporation.
         2.45(yy)        -- Unit and Stock Purchase Agreement by and among CMCLA,
                            Martin Media, L.P., Martin & MacFarlane, Inc., Nevada
                            Outdoor Systems, Inc., MW Sign Corp. and certain sellers
                            named therein, dated as of June 19, 1998 (see table of
                            contents for list of omitted schedules and exhibits).
         2.46(yy)        -- Agreement and Plan of Merger between Chancellor Media
                            Corporation and Ranger Equity Holdings Corporation dated
                            as of July 7, 1998.

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
         2.47(yy)        -- Asset Purchase Agreement: dated August 11, 1998, between
                            Chancellor Media Corporation of Los Angeles and
                            Independent Group Limited Partnership.
         2.48(yy)        -- Asset Purchase Agreement, dated August 11, 1998, between
                            Chancellor Media Corporation of Los Angeles and Zapis
                            Communications Corporation.
         2.49(yy)        -- Stock Purchase Agreement, dated August 11, 1998, among
                            Chancellor Media Corporation of Los Angeles, Young Ones,
                            Inc., Zebra Broadcasting Corporation and the Sellers
                            named therein.
         2.50(yy)        -- Stock Purchase Agreement, dated August 11, 1998, among
                            Chancellor Media Corporation of Los Angeles, ML Media
                            Partners LP., Wincom Broadcasting Corporation and WIN
                            Communications, Inc.
         2.51(yy)        -- Stock Purchase and Merger Agreement, dated July 9, 1998, by and among Chancellor Media Corporation, Chancellor
                            Mexico LLC, Grupo Radio Centro, S.A. De C.V., and the
                            Selling Shareholders.
         2.52(zz)        -- Asset Purchase Agreement, dated August 30, 1998, by and among Chancellor Media Corporation of Los Angeles,
                            Whiteco Industries Inc. and Metro Management Associates.
         3.1C(ss)        -- Amended and Restated Certificate of Incorporation of
                            Chancellor Media Corporation.
         3.2B(ss)        -- Amended and Restated Bylaws of Chancellor Media.
         4.10(t)         -- Second Amended and Restated Loan Agreement dated as of
                            April 25, 1997 among Evergreen Media Corporation of Los
                            Angeles, the financial institutions whose names appear as
                            Lenders on the signature pages thereof (the "Lenders"),
                            Toronto Dominion Securities, Inc., as Arranging Agent,
                            The Bank of New York and Bankers Trust Company, as
                            Co-Syndication Agents, NationsBank of Texas, N.A. and
                            Union Bank of California, as Co-Documentation Agents, and
                            Toronto Dominion (Texas), Inc., as Administrative Agent
                            for the Lenders, together with certain collateral
                            documents attached thereto as exhibits, including
                            Assignment of Partnership Interests, Assignment of Trust
                            Interests, Borrower's Pledge Agreement, Parent Company
                            Guaranty, Stock Pledge Agreement, Subsidiary Guaranty and
                            Subsidiary Pledge Agreement (see table of contents for
                            list of omitted schedules and exhibits).
         4.11(z)         -- First Amendment to Second Amended and Restated Loan
                            Agreement, dated June 26, 1997, among Evergreen Media
                            Corporation of Los Angeles, the Lenders, the Agents and
                            the Administrative Agent.
         4.15(aa)        -- Indenture, dated as of February 14, 1996, governing the
                            9 3/8% Senior Subordinated Notes due 2004 of CMCLA.
         4.16(bb)        -- First Supplemental Indenture, dated as of February 14,
                            1996, to the Indenture dated February 14, 1996, governing
                            the 9 3/8% Senior Subordinated Notes due 2004 of CMCLA.
         4.17(cc)        -- Indenture, dated as of February 26, 1996, governing the
                            12 1/4% Subordinated Exchange Debentures due 2008 of
                            CMCLA.
         4.18(dd)        -- Indenture, dated as of January 23, 1997, governing the
                            12% Subordinated Exchange Debentures due 2009 of CMCLA.

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
         4.19(ee)        -- Indenture, dated as of June 24, 1997, governing the
                            8 3/4% Senior Subordinated Notes due 2007 of CMCLA.
         4.21(ff)        -- Specimen of the 12 1/4% Series A Senior Cumulative
                            Exchangeable Preferred Stock Certificate of CMCLA.
         4.22(ff)        -- Specimen of the 12% Exchangeable Preferred Stock
                            Certificate of CMCLA.
         4.23(ff)        -- Form of Certificate of Designation for the 12 1/4% Series
                            A Senior Cumulative Exchangeable Preferred Stock of
                            CMCLA.
         4.24(ff)        -- Form of Certificate of Designation for the 12%
                            Exchangeable Preferred Stock of CMCLA.
         4.25(pp)        -- Second Amendment to Second Amended and Restated Loan
                            Agreement, dated August 7, 1997, among Evergreen Media
                            Corporation of Los Angeles, the Lenders, the Agents and
                            the Administrative Agent.
         4.26(hh)        -- Second Supplemental Indenture, dated as of April 15,
                            1997, to the Indenture dated February 14, 1996, governing
                            the 9 3/8% Senior Subordinated Notes due 2004 of CMCLA.
         4.27(pp)        -- Third Supplemental Indenture, dated as of September 5,
                            1997, to the Indenture dated February 14, 1996, governing
                            the 9 3/8% Senior Subordinated Notes due 2004 of CMCLA.
         4.28(pp)        -- First Supplemental Indenture, dated as of September 5,
                            1997, to the Indenture dated June 24, 1997, governing the
                            8 3/4% Senior Subordinated Notes due 2007 of CMCLA.
         4.29(pp)        -- First Supplemental Indenture, dated as of September 5,
                            1997, to the Indenture dated February 26, 1997, governing
                            the 12 1/4% Subordinated Exchange Debentures due 2008 of
                            CMCLA.
         4.30(pp)        -- First Supplemental Indenture, dated as of September 5,
                            1997, to the Indenture dated January 23, 1997, governing
                            the 12% Subordinated Exchange Debentures due 2009 of
                            CMCLA.
         4.34(uu)        -- Amended and Restated Indenture, dated as of October 28,
                            1997, governing the 10 1/2% Senior Subordinated Notes due
                            2007 of CMCLA.
         4.35(uu)        -- Second Supplement Indenture, dated as of October 28,
                            1997, to the Amended and Restated Indenture dated October
                            28, 1997 governing the 10 1/2% Senior Subordinated Notes
                            due 2007 of CMCLA.
         4.36(uu)        -- Third Amendment to Second Amended and Restated Loan
                            Agreement, dated October 28, 1997, among CMCLA, the
                            Lenders, the Agents and the Administrative Agent.
         4.37(uu)        -- Fourth Amendment to Second Amended and Restated Loan
                            Agreement, dated February 10, 1998, among CMCLA, the
                            Lenders, the Agents and the Administrative Agent.
         4.38(vv)        -- Indenture, dated as of December 22, 1997, governing the
                            8 1/8% Senior Subordinated Notes due 2007 of CMCLA.
         4.39(ww)        -- Fifth Amendment to Second Amended and Restated Loan
                            Agreement, dated May 1, 1998, among CMCLA, the Lenders,
                            the Agents and the Administrative Agent.
         4.40(yy)        -- Sixth Amendment to Second Amended and Restated Loan
                            Agreement, dated July 31, 1998, among CMCLA, the Lenders,
                            the Agents and the Administrative Agent.

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
         4.41(zz)        -- Indenture, dated as of September 30, 1998, governing the
                            9% Senior Subordinated Notes due 2008 of CMCLA.
         4.42(aaa)       -- Seventh Amendment to Second Amended and Restated Loan
                            Agreement, dated November 9, 1998, among CMCLA, the
                            Lenders, the Agents and the Administrative Agent.
         4.43(zz)        -- Indenture, dated as of November 17, 1998, governing the
                            8% Notes due 2008 of CMCLA.
         5.1*            -- Opinion of Weil, Gotshal & Manges LLP.
         8.1*            -- Opinion regarding certain tax matters of Weil, Gotshal &
                            Manges LLP.
         8.2*            -- Opinion regarding certain tax matters of Vinson & Elkins
                            L.L.P.
        10.23(xx)        -- Amended and Restated Chancellor Media Corporation Stock
                            Option Plan for Non-employee Directors.
        10.26(n)         -- Employment Agreement dated February 9, 1996 by and
                            between Evergreen Media Corporation and Kenneth J.
                            O'Keefe.
        10.28(o)         -- 1995 Stock Option Plan for executive officers and key
                            employees of Evergreen Media Corporation.
        10.30(pp)        -- First Amendment to Employment Agreement dated March 1,
                            1997 by and between Evergreen Media Corporation and
                            Kenneth J. O'Keefe.
        10.31(pp)        -- Employment Agreement dated September 4, 1997 by and among
                            Evergreen Media Corporation, Evergreen Media Corporation
                            of Los Angeles and Scott K. Ginsburg.
        10.32(pp)        -- Employment Agreement dated September 4, 1997 by and among
                            Evergreen Media Corporation, Evergreen Media Corporation
                            of Los Angeles and James de Castro.
        10.33(pp)        -- Employment Agreement dated September 4, 1997 by and among
                            Evergreen Media Corporation, Evergreen Media Corporation
                            of Los Angeles and Matthew E. Devine.
        10.34(pp)        -- Second Amendment to Employment Agreement dated September
                            4, 1997 by and among Evergreen Media Corporation,
                            Evergreen Media Corporation of Los Angeles and Kenneth J.
                            O'Keefe.
        10.35(ii)        -- Employment Agreement dated February 14, 1996 by and among
                            Chancellor Broadcasting Company, Chancellor Radio
                            Broadcasting Company and Steven Dinetz.
        10.36(jj)        -- Chancellor Broadcasting Company 1996 Stock Award Plan.
        10.37(kk)        -- Chancellor Holdings Corp. 1994 Director Stock Option
                            Plan.
        10.38(ll)        -- Stock Option Grant Letter dated September 30, 1995 from
                            Chancellor Corporation to Steven Dinetz.
        10.39(mm)        -- Stock Option Grant Letter dated September 30, 1995 from
                            Chancellor Corporation to Eric W. Neuman.
        10.40(nn)        -- Stock Option Grant Letter dated September 30, 1995 from
                            Chancellor Corporation to Marvin Dinetz.
        10.41(oo)        -- Stock Option Grant Letter dated February 14, 1997 from
                            Chancellor Broadcasting Company to Carl M. Hirsch.

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
        10.44(vv)        -- Agreement dated April 20, 1998 by and among Chancellor
                            Media Corporation, Chancellor Media Corporation of Los
                            Angeles and Scott K. Ginsburg.
        10.45(vv)        -- Employment Agreement dated April 29, 1998 by and among
                            Chancellor Media Corporation, Chancellor Media
                            Corporation of Los Angeles and Jeffrey A. Marcus.
        10.46(yy)        -- Chancellor Media Corporation 1998 Stock Option Plan.
        10.47(yy)        -- Voting Agreement, among Chancellor Media Corporation and
                            Ranger Equity Partners, L.P. dated as of July 7, 1998.
        10.48(zz)        -- Employment Agreement, dated as of May 18, 1998, by and
                            among Chancellor Media Corporation, Chancellor Media
                            Corporation of Los Angeles and James E. de Castro.
        10.49(zz)        -- Employment Agreement, dated as of May 18, 1998, by and
                            among Chancellor Media Corporation, Chancellor Media
                            Corporation of Los Angeles and Matthew E. Devine.
        10.50(zz)        -- Employment Agreement, dated as of June 1, 1998, by and
                            among Chancellor Media Corporation, Chancellor Media
                            Corporation of Los Angeles and Eric C. Neuman.
        10.51(zz)        -- Employment Agreement, dated as of August 18, 1998, by and among Chancellor Media Corporation, Chancellor Media
                            Corporation of Los Angeles and James A. McLaughlin, Jr.
        10.52(bbb)       -- Agreement, dated as of January 6, 1999, among Chancellor
                            Media Corporation, Chancellor Media Corporation of Los
                            Angeles, Matthew E. Devine and Vicki Devine.
        10.53*           -- Amended and Restated Employment Agreement, dated as of
                            October 1, 1998, by and among Chancellor Media
                            Corporation, Chancellor Media Corporation of Los Angeles
                            and Jeffrey A. Marcus.
        10.54*           -- Amended and Restated Employment Agreement, dated as of
                            October 1, 1998, by and among Chancellor Media
                            Corporation, Chancellor Media Corporation of Los Angeles
                            and James E. de Castro.
        10.55*           -- Amended and Restated Employment Agreement, dated as of
                            October 1, 1998, by and among Chancellor Media
                            Corporation, Chancellor Media Corporation of Los Angeles
                            and Eric C. Neuman.
        10.56*           -- Employment Agreement, dated as of October 1, 1998, by and among Chancellor Media Corporation, Chancellor Media
                            Corporation of Los Angeles and Thomas P. McMillin.
        10.57*           -- Amendment No. 1 to Employment Agreement, dated as of
                            January 6, 1999, by and among Chancellor Media
                            Corporation, Chancellor Media Corporation of Los Angeles
                            and Thomas P. McMillin.
        10.58*           -- Amended and Restated Employment Agreement, dated as of
                            October 1, 1998, by and among Chancellor Media
                            Corporation, Chancellor Media Corporation of Los Angeles
                            and James A. McLaughlin, Jr.
        12.1*            -- Chancellor Media Corporation Computation of Ratio of
                            Earnings to Combined Fixed Charges and Preferred Stock
                            Dividends.
        21.1*            -- Subsidiaries of Chancellor Media Corporation.

        EXHIBIT
          NO.                               DESCRIPTION OF EXHIBIT
        -------                             ----------------------
        23.1             -- Consent of Weil, Gotshal & Manges LLP (included as part of their opinion listed as Exhibit 5.1).
        23.2*            -- Consent of PricewaterhouseCoopers LLP, independent
                            accountants.
        23.3*            -- Consent of KPMG LLP, independent accountants.
        23.4*            -- Consent of PricewaterhouseCoopers LLP, independent
                            accountants.
        23.5*            -- Consent of KPMG LLP, independent accountants.
        23.6*            -- Consent of Arthur Andersen LLP, independent accountants.
        23.7*            -- Consent of Ernst & Young LLP, independent accountants.
        23.8*            -- Consent of BDO Seidman, LLP, independent accountants.
        23.9*            -- Consent of PricewaterhouseCoopers LLP, independent
                            accountants.
        23.10*           -- Consent of Ernst & Young LLP, independent accountants.
        23.11*           -- Consent of Ernst & Young LLP, independent accountants.
        23.12*           -- Consent of Arthur Andersen LLP, independent accountants.
        23.13*           -- Consent of Barbich Longcrier Hooper & King Accountancy
                            Corporation, independent auditors.
        23.14*           -- Consent of PricewaterhouseCoopers LLP, independent
                            accountants.
        23.15*           -- Consent of PricewaterhouseCoopers LLP, independent
                            accountants.
        23.16*           -- Consent of Wasserstein Perella & Co., Inc., financial
                            advisor to the Special Committee of the Board of
                            Directors of Chancellor Media.
        23.17*           -- Consent of Morgan Stanley & Co. Incorporated, financial advisor to the Board of Directors of Chancellor Media.
        23.18*           -- Consent of Greenhill & Co., LLC, financial advisor to the
                            Board of Directors of LIN.
        23.19*           -- Consent of Vinson & Elkins L.L.P.
        24.1             -- Powers of Attorney (included on signature pages).
        99.1*            -- Certificate of Incorporation of Ranger Equity Holdings
                            Corporation.
        99.2*            -- Bylaws of Ranger Equity Holdings Corporation.

---------------

 *    Filed herewith.

 +    To be filed by amendment.

(a) Incorporated by reference to the identically numbered exhibit to the Registration Statement on Form S-1, as amended (Reg. No. 33-60036), of Evergreen Media Corporation ("Evergreen").

(f) Incorporated by reference to the identically numbered exhibit to Evergreen's Registration Statement on Form S-4, as amended (Reg. No. 33-89838).

(h) Incorporated by reference to the identically numbered exhibit to Evergreen's Current Report on Form 8-K dated July 14, 1995.

(i) Incorporated by reference to the identically numbered exhibit to Evergreens Current Report on Form 8-K dated January 17, 1996.

(j) Incorporated by reference to the identically numbered exhibit to Evergreens Quarterly Report on Form 10-Q for the quarterly period ending June 30, 1995.

(k) Incorporated by reference to the identically numbered exhibit to Evergreen's Registration Statement on Form S-1, as amended (Reg. No. 33-69752).

(n) Incorporated by reference to the identically numbered exhibit to Evergreen's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

(o) Incorporated by reference to the identically numbered exhibit to Evergreen's Quarterly Report on Form 10-Q for the quarterly period ending March 31, 1996.

(p) Incorporated by reference to the identically numbered exhibit to Evergreen's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996.

(q) Incorporated by reference to the identically numbered exhibit to Evergreen's Registration Statement on Form S-3, as amended (Reg. No. 333-12453).

(r) Incorporated by reference to the identically numbered exhibit to Evergreen's Current Report on Form 8-K dated February 16, 1997 and filed March 9, 1997.

(s) Incorporated by reference to the identically numbered exhibit to Evergreen's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.

(t) Incorporated by reference to the identically numbered exhibit to Evergreen's Current Report on Form 8-K dated April 1, 1997 and filed May 9, 1997.

(y) Incorporated by reference to the identically numbered exhibit of Evergreen's Registration Statement on Form S-4, filed August 1, 1997.

(z) Incorporated by reference to the identically numbered exhibit to Evergreen's Current Report on Form 8-K dated July 7, 1997 and filed July 31, 1997.

(aa) Incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K of Chancellor Broadcasting Company and Chancellor Radio Broadcasting Company, as filed on February 29, 1996.

(bb) Incorporated by reference to Exhibit 4.5 to the Annual Report on Form 10-K of Chancellor Broadcasting Company, Chancellor Radio Broadcasting Company and Chancellor Broadcasting Licensee Company for the fiscal year ended December 31, 1995.

(cc) Incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K of Chancellor Broadcasting Company and Chancellor Radio Broadcasting Company, as filed on February 29, 1996.

(dd) Incorporated by reference to Exhibit 4.7 to the Current Report on Form 8-K of Chancellor Radio Broadcasting Company, as filed on February 6, 1997.

(ee) Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Chancellor Broadcasting Company and Chancellor Radio Broadcasting Company as filed on July 17, 1997.

(ff) Incorporated by reference to the identically-numbered exhibit to the Registration Statement on Form S-4 (Reg. No. 333-32259), dated July 29, 1997, as amended, of Evergreen Media Corporation of Los Angeles ("EMCLA").

(gg) Incorporated by reference to the identically numbered exhibit to the Quarterly Report on Form 10-Q of Evergreen and EMCLA for the quarterly period ending June 30, 1997.

(hh) Incorporated by reference to Exhibit 4.8 to the Quarterly Report on Form 10-Q of Chancellor Broadcasting Company and Chancellor Radio Broadcasting Company for the quarterly period ending March 31, 1997.

(ii) Incorporated by reference to Exhibit 10.6 to Chancellor Broadcasting Company's Registration Statement on Form S-1 (Reg. No. 333-02782) filed February 9, 1996.

(jj) Incorporated by reference to Exhibit 4.22 to Chancellor Media's Registration Statement on Form S-8 (Reg. No. 333-35039), dated September 5, 1997.

(kk) Incorporated by reference to Exhibit 4.23 to Chancellor Media's Registration Statement on Form S-8 (Reg. No. 333-35039), dated September 5, 1997.

(ll) Incorporated by reference to Exhibit 4.24 to Chancellor Media's Registration Statement on Form S-8 (Reg. No. 333-35039), dated September 5, 1997.

(mm) Incorporated by reference to Exhibit 4.25 to Chancellor Media's Registration Statement on Form S-8 (Reg. No. 333-35039), dated September 5, 1997.

(nn) Incorporated by reference to Exhibit 4.26 to Chancellor Media's Registration Statement on Form S-8 (Reg. No. 333-35039), dated September 5, 1997.

(oo) Incorporated by reference to Exhibit 4.27 to Chancellor Media's Registration Statement on Form S-8 (Reg. No. 333-35039), dated September 5, 1997.

(pp) Incorporated by reference to the identically numbered exhibit to the CMCLA's Registration Statement on Form S-4 (Reg. No. 333-36451), dated September 26, 1997, as amended.

(ss) Incorporated by reference to the identically numbered exhibit to the Current Report on Form 8-K of Chancellor Media and CMCLA, dated as of February 23, 1998 and filed as of February 27, 1998.

(tt) Incorporated by reference to the identically numbered exhibit to the Annual Report on Form 10-K of Chancellor Media and the CMCLA for the fiscal year ended December 31, 1997.

(uu) Incorporated by reference to the identically numbered exhibit to the Annual Report on Form 10-K of Chancellor and CMCLA for the fiscal year ended December 31, 1997.

(vv) Incorporated by reference to the identically numbered exhibit to CMCLA's Registration Statement on Form S-4 (Reg. No. 333-50739), dated April 22, 1998, as amended.

(ww) Incorporated by reference to the identically numbered exhibit to the Quarterly Report on Form 10-Q of Chancellor Media and CMCLA for the quarterly period ending March 31, 1998.

(xx) Incorporated by reference to Exhibit 4.41 to Chancellor Media's Registration Statement on Form S-8 (Reg. No. 333-53179), dated May 20, 1998.

(yy) Incorporated-by reference to the identically numbered exhibit to the Quarterly Report on Form 10-Q of Chancellor Media and CMCLA for the quarterly period ending June 30, 1998.

(zz) Incorporated by reference to Exhibit 4.41 to CMCLA's Registration Statement on Form S-4 (Reg. No. 333-66971), initially filed November 9, 1998, as amended.

(aaa) Incorporated by reference to Exhibit 4.42 to the Quarterly Report on Form 10-Q of Chancellor Media and CMCLA for the quarterly period ending September 30, 1998.

(bbb) Incorporated by reference to the identically numbered exhibit to the Current Report on Form 8-K of Chancellor Media and CMCLA, dated as of January 7, 1999 and filed as of January 7, 1999.